As filed with the Securities and Exchange Commission on October 28, 2009

Registration No. [—]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VOTORANTIM CELULOSE E PAPEL S.A.

(Exact Name of Registrant as Specified in Its Charter)

VOTORANTIM PULP AND PAPER INC.

(Translation of Registrant’s name into English)

The Federative Republic of Brazil

(State or Other Jurisdiction of Incorporation or Organization)

2611

(Primary Standard Industrial Classification Code Number)

Not Applicable

(I.R.S. Employer Identification Number)

Alameda Santos, 1357, 6th floor

01419-908,

São Paulo, SP, Brazil

Telephone: + 55 11 2138-4287

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Puglisi & Associates

850 Library Avenue, Suite 204

P.O. Box 885

Newark, Delaware 19715

Phone: (302) 738-6680

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Richard S. Aldrich, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

Phone: (212) 735-3000

Approximate date of commencement of proposed offer to the public: As soon as practicable after this registration statement becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933 (“Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)	Proposed Maximum Offering Price per Share(3)	Proposed Maximum Aggregate Offering Price(4)	Amount of Registration Fee(5)
Votorantim Celulose e Papel S.A. common shares, no par value	28,248,810	U.S.$2.24	U.S.$478,153,574.40	U.S.$26,680.97

(1)	Securities being offered hereby will be issued in the form of American Depositary Shares of the registrant (each a “VCP ADS”). Each VCP ADS represents the right to receive one common share, no par value, of the registrant (each, a “VCP common share”). The VCP ADSs will be issuable upon deposit of VCP common shares and have been registered on a registration statement on Form F-6.

(2)	Based on the maximum number of VCP common shares issuable upon completion of the merger described in this registration statement to holders resident in the United States of Class B Preferred Shares of Aracruz Celulose S.A. (each, an “Aracruz Class B Preferred Share”) issued in the form of American Depositary Shares of Aracruz Celulose S.A. (each, an “Aracruz ADS”) each representing the right to receive 10 Aracruz Class B Preferred Shares, based on the exchange ratio of 0.1347 VCP common share to be issued for every one Aracruz Class B Preferred Share. The securities to be issued in connection with the merger outside the United States are not registered under this registration statement.

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(f) and Rule 457(c) of the Securities Act based on the market value per Aracruz Class B Preferred Share calculated by taking the average of the high and low price of the Aracruz ADSs on October 23, 2009 divided by ten, the number of Aracruz Class B Preferred Shares underlying each Aracruz ADS.

(4)	Pursuant to Rule 457(b) and Rule 457(c) of the Securities Act, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the proposed maximum aggregate offering price per Aracruz Class B Preferred Share multiplied by 209,716,480, the number of outstanding Aracruz Class B Preferred Shares underlying the Aracruz ADSs.

(5)	Computed in accordance with Rule 457(b) of the Securities Act by multiplying the proposed maximum aggregate offering price by 0.0000558.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. Neither Votorantim Celulose e Papel S.A., or VCP, nor Aracruz Celulose S.A., or Aracruz, may deliver the VCP American Depositary Shares, or ADSs, to holders of Aracruz ADSs until a registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities in any state or jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated October 28, 2009

Valorantim Celulose e Papel S.A.

Stock Swap Merger of Aracruz Celulose S.A.

with Votorantim Celulose e Papel S.A.

Following its acquisition of 44.0% of the total share capital of Aracruz Celulose S.A. or Aracruz, including 99.6% of the Aracruz common shares, Votorantim Celulose e Papel S.A., or VCP, has proposed a corporate restructuring under Brazilian Law No. 6.404/76, as amended, or the Brazilian Corporation Law, comprised of a stock swap merger (incorporação de ações), or the Stock Swap Merger, of Aracruz with VCP, the overall result of which is to consolidate ownership in Aracruz at VCP. Pursuant to the Stock Swap Merger, VCP will exchange VCP common shares, no par value, for all issued and outstanding common shares, Class B Preferred Shares and Class A Preferred Shares of Aracruz not owned by VCP and its controlled subsidiaries. Upon completion of the Stock Swap Merger, Aracruz will be a direct and indirect wholly-owned subsidiary of VCP.

Pursuant to the Stock Swap Merger:

•	holders of Aracruz ADSs will receive, subject to the conditions described herein, 1.347 VCP ADS for each Aracruz ADS they hold plus cash in lieu of any fractional VCP ADS; and

•

holders of Aracruz common shares and holders of Aracruz Class B Preferred Shares and Class A Preferred Shares will receive, without any further action by those holders, 0.1347 VCP common share for each Aracruz common share or Aracruz Class B Preferred Shares or Class A Preferred Share they hold plus one VCP common share in exchange for any fractional VCP common share.

The Stock Swap Merger has been approved by an affirmative vote of a majority of the total outstanding VCP common shares and a majority of the outstanding Aracruz common shares at separate Extraordinary General Meetings, or EGMs, of shareholders of each of VCP and Aracruz each held on August 24, 2009, and no further approvals are required under Brazilian law to consummate the Stock Swap Merger.

Holders of VCP common shares (including those represented by ADSs) and holders of Aracruz Class B Preferred Shares (including those represented by ADSs) will not have appraisal rights under the Brazilian Corporation Law.

The VCP common shares and the Aracruz Class B Preferred Shares are listed (in the form of ADSs) on the New York Stock Exchange, or the NYSE, and are also listed on the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA, and both VCP and Aracruz are foreign private issuers under U.S. securities laws. The Aracruz common shares and Aracruz Class A Preferred Shares are traded exclusively on the BM&FBOVESPA and are not listed or traded in the United States.

This prospectus has been prepared for holders of Aracruz ADSs to provide information about the Stock Swap Merger, and the securities to be issued in the Stock Swap Merger. This information is available without charge to security holders upon written or oral request. See “Part Eight: Additional Information for Shareholders—Where You Can Find More Information.”

You should read this prospectus carefully. In particular, please read the section entitled “Risk Factors” beginning on page 45 for a discussion of risks that you should consider in evaluating the Stock Swap Merger described in this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Stock Swap Merger or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNDER BRAZILIAN CORPORATION LAW, PREFERRED SHAREHOLDERS OF A BRAZILIAN CORPORATION ARE NOT ENTITLED TO VOTE ON STOCK SWAP MERGER TRANSACTIONS. THE STOCK SWAP MERGER HAS BEEN APPROVED BY THE HOLDERS OF ARACRUZ COMMON SHARES AND VCP COMMON SHARES. ACCORDINGLY, NO OTHER SHAREHOLDER APPROVALS ARE REQUIRED TO APPROVE THE STOCK SWAP MERGER. NONE OF VCP, ARACRUZ OR ANY OF THEIR RESPECTIVE AFFILIATES IS ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND VCP, ARACRUZ OR ANY OF THEIR RESPECTIVE AFFILIATES A PROXY.

This prospectus is dated                     , 2009 and is expected to be mailed to holders of Aracruz ADSs beginning on or about that date.

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Page
Accounting Treatment of the Stock Swap Merger	116
Certain Information on the Parent Companies of VCP and Aracruz	116
Management of VCP	117
Management of Aracruz	120
Tax Considerations	123
Comparative Share and Dividend Information	130
Past Contacts, Transactions, Negotiations and Agreements	133
Transactions and Arrangements Concerning the Common Shares, Preferred Shares and ADSs of Aracruz	134
Plans and Proposals	135
Expenses	136

PART SEVEN: SHAREHOLDER RIGHTS	137
General	137
Information about Historical Dividend Payments	145
Description of VCP Capital Stock	146
Description of Aracruz Capital Stock	152
Description of American Depositary Shares	159

PART EIGHT: ADDITIONAL INFORMATION FOR SHAREHOLDERS	168
Where You Can Find More Information	168
Enforceability of Civil Liabilities Under U.S. Securities Laws	169

PART NINE: LEGAL AND REGULATORY MATTERS	170
General	170
Brazilian Antitrust Review	170
Legal Matters	170
Experts	171

PART TEN: FINANCIAL STATEMENTS AND RELATED FINANCIAL INFORMATION	F-1
Index to Financial Statements and Related Financial Information	F-1
U.S. GAAP Consolidated Financial Statements for the six-month periods ended June 30, 2009 and June 30, 2008 of Votorantim Celulose e Papel S.A.	F-2
Brazilian GAAP Consolidated Financial Statements for the six-month periods ended June 30, 2009 and June 30, 2008 of Aracruz Celulose S.A	F-67
Reconciliation of Aracruz shareholders’ equity and loss for the year prepared under U.S. GAAP to that prepared under Brazilian GAAP as at and for the year ended December 31, 2008 (unaudited)	F-114
Narrative description of reconciliating items between U.S. GAAP and Brazilian GAAP applicable to Aracruz Celulose S.A. (unaudited)	F-116

ANNEX A: Annual Report on Form 20-F/A of Votorantim Celulose e Papel S.A. for the Year Ended December 31, 2008, filed on October 28, 2009, amending the Form 20-F filed on June 30, 2009	A-1
ANNEX B: Annual Report on Form 20-F of Aracruz Celulose S.A. for the Year Ended December 31, 2008	B-1
ANNEX C: Protocol and Justification of Stock Swap Merger of Aracruz Celulose S.A. with Votorantim Celulose e Papel S.A.	C-1
ANNEX D: Valuation Report of Shareholders’ Equity at Market Prices of Votorantim Celulose e Papel S.A. by KPMG Corporate Finance Ltda.	D-1
ANNEX E: Valuation Report of Shareholders’ Equity at Market Prices of Aracruz Celulose S.A. by KPMG Corporate Finance Ltda.	E-1
ANNEX F: Valuation Report of Shareholders’ Equity at Book Value of Aracruz Celulose S.A. by Baker Tilly Brasil—ES Auditores Independentes Ltda.	F-1

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CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS PROSPECTUS

In this prospectus, “VCP,” “we,” “us” and “our” refer to VCP and its consolidated subsidiaries, unless the context otherwise requires. References to the “Companies” refer to VCP and Aracruz. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to U.S. dollars.

On October 23, 2009, the exchange rate for reais into U.S. dollars was R$1.711 to U.S.$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$1.9516 to U.S.$1.00 as of June 30, 2009, R$2.3370 to U.S.$1.00 as of December 31, 2008, R$1.5919 to U.S.$1.00 as of June 30, 2008, R$1.7713 to U.S.$1.00 as of December 31, 2007 and R$2.138 to U.S.$1.00 as of December 31, 2006, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of October 23, 2009 may not be indicative of future exchange rates. See “Part Two: Summary—Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2004.

Solely for the convenience of the reader, we have translated certain amounts included in “Part Two: Summary—Selected Historical and Pro Forma Financial Data” and elsewhere in this prospectus from reais into U.S. dollars using the selling rate as reported by the Central Bank as of June 30, 2009 of R$1.9516 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Information in this prospectus is presented giving effect to the acquisition of control of Aracruz by VCP in the first half of 2009, or the Aracruz Acquisition, which resulted in our fully consolidating the results of Aracruz in our financial statements since January 21, 2009. However, financial and other data included in this prospectus regarding VCP and its consolidated subsidiaries as of December 31, 2008 and earlier dates and for periods ended on December 31, 2008 and earlier dates is historical in nature and does not give pro forma effect to the Aracruz Acquisition, other than information specifically identified as pro forma in nature under the caption “Part Two: Summary—Selected Historical and Pro Forma Financial Data—Unaudited VCP Pro Forma Consolidated Financial Data under U.S. GAAP” or except as otherwise noted.

The historical information included in this prospectus is presented without giving effect to the sale of the Guaíba unit and the transfer of Aracruz Riograndense Ltda., or Aracruz Riograndense, which we expect will be completed during December 2009. See “Part Five: Information on VCP and Aracruz—Recent Developments.”

Market Data and Other Information

We have obtained the market and competitive position data, including market forecasts, used throughout this prospectus from internal surveys, market research, publicly available information and industry publications.

We have used the following sources to obtain market share and other related data:

•	the Brazilian Pulp and Paper Association (Associação Brasileira de Celulose e Papel), or Bracelpa;

•	the Pulp and Paper Products Council, or PPPC;

•	Hawkins Wright; and

•	RISI, Inc., or RISI.

Unless otherwise indicated, all information with respect to our market share refers to our market share in terms of installed capacity.

Industry publications generally state that the information presented therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. Similarly, internal

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surveys, industry publications or forecasts and market research, while believed to be reliable, have not been independently verified by us, and we make no representations as to the accuracy or completeness of any such information.

As used in this prospectus:

•	“market pulp” refers to pulp produced for sale to third-parties, rather than for use in integrated pulp and paper mills;

•

“production capacity” means the annual projected capacity for a particular facility, calculated based upon operations for 24 hours each day of a year and deducting scheduled downtime for regular maintenance;

•	“ton” means a metric ton, which is equal to 1,000 kilograms or 2,204.62 pounds;

•	“kiloton” means 1,000 tons; and

•	one “hectare” is equivalent to 10,000 square meters.

Rounding

We have made rounding adjustments to reach some of the figures included in this prospectus. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

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PART ONE: QUESTIONS AND ANSWERS ABOUT THE STOCK SWAP MERGER

The following are some questions that you may have regarding the Stock Swap Merger and brief answers to those questions. We urge you to read carefully the remainder of this document because the information in this section does not provide all the information that might be important to you with respect to the Stock Swap Merger.

Q:	Why am I receiving this prospectus?

A:	This document is a prospectus of Votorantim Celulose e Papel S.A., or VCP, relating to the common shares of VCP, no par value, which we refer to as VCP common shares, that will be issued in the form of VCP American Depositary Shares, or ADSs, in connection with the Stock Swap Merger. Following its acquisition of 44.0% of the total share capital of Aracruz Celulose S.A., or Aracruz, including approximately 99.6% of the common shares of Aracruz, VCP has proposed a corporate restructuring under Brazilian Law No. 6,404/76, as amended, or the Brazilian Corporation Law, comprised of a stock swap merger (incorporação de ações), or the Stock Swap Merger, of Aracruz with VCP. Holders of Aracruz ADSs will receive 1.347 VCP ADS for each Aracruz ADS they hold plus cash in lieu of any fractional VCP ADS in the Stock Swap Merger.

If you hold Aracruz ADSs, you are receiving this prospectus because VCP may be deemed to be making a sale of VCP ADSs to you for purposes of the Securities Act of 1933, as amended, or the Securities Act.

Q:	What is the Stock Swap Merger?

A:	The Stock Swap Merger is part of a corporate restructuring of VCP under the Brazilian Corporation Law, the overall result of which is to consolidate ownership in Aracruz at VCP. The Stock Swap Merger will be accomplished through an exchange of VCP common shares for all issued and outstanding common shares, Class B Preferred Shares and Class A Preferred Shares of Aracruz not owned by VCP and its controlled subsidiaries. The Stock Swap Merger was approved by the holders of VCP common stock and the holders of Aracruz common stock at separate extraordinary general meetings, or EGMs, of shareholders of each company convened on August 24, 2009. Upon completion of the Stock Swap Merger, Aracruz will be a wholly-owned subsidiary of VCP.

Q:	What are the reasons for the Stock Swap Merger?

A:	We believe the Stock Swap Merger will enable:

•

VCP to align the interests of the VCP and Aracruz shareholders and facilitate the unification, standardization and the rationalization of the general administration of the shareholder structure of VCP and Aracruz, or the Companies;

•

VCP to simplify the shareholding and organizational structure of the VCP business, expand its shareholder base and reduce management and administrative costs, particularly those associated with maintaining two companies within the VCP group listed on two different markets: the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA, and the New York Stock Exchange, or the NYSE;

•

holders of common shares and preferred shares of Aracruz and holders of Aracruz ADSs representing Aracruz Class B Preferred Shares to exchange their securities pursuant to an exchange ratio determined with the advice of independent advisory committees of each of VCP and Aracruz, or the Advisory Committees, formed pursuant to Practice Bulletin (Parecer de Orientação) No. 35/08 of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM;

•

holders of common shares and preferred shares of Aracruz and holders of Aracruz ADSs to receive VCP securities having the same rights as the VCP securities currently held by VCP shareholders and VCP ADS holders, including full voting rights, expected to have greater liquidity than their current Aracruz securities;

•

holders of Aracruz shares and Aracruz ADSs to hold an investment in a larger pulp and paper enterprise, consisting of the world’s largest producer of market pulp and a leading Brazilian producer of paper, with a more diversified asset, client and product base than that of Aracruz alone; and

•	holders of Aracruz shares and Aracruz ADSs to benefit from synergies that are expected to be obtained as a result of Aracruz becoming a wholly-owned subsidiary of VCP after the Stock Swap Merger.

If VCP is successful in its application to list its common shares on the Novo Mercado listing segment of the BM&FBOVESPA, the Stock Swap Merger will enable holders of Aracruz shares and Aracruz ADSs to benefit from a more advanced set of corporate governance standards than those currently applicable to Aracruz.

Q.	What will happen to Aracruz and VCP after the Stock Swap Merger?

A:	After the Stock Swap Merger, the preferred shares of Aracruz are expected to be deregistered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Aracruz will no longer file Annual Reports on Form 20-F or furnish reports on Form 6-K. In addition, the Aracruz ADSs will be delisted from the NYSE and the common shares and preferred shares of Aracruz will be delisted from the BM&FBOVESPA and deregistered from the CVM.

As part this restructuring process, VCP has adopted the trademark “Fibria” and in the near future expects to change its legal name to reflect this trademark.

Q:	What will happen to my Aracruz ADSs in the Stock Swap Merger?

A:	As a holder of Aracruz ADSs, you will receive 1.347 VCP ADSs, each VCP ADS representing one common share of VCP, for each Aracruz ADS that you hold plus cash in lieu of any fractional VCP ADS that you are entitled to receive as a result of the Stock Swap Merger.

Q:	How do I receive VCP ADSs?

A:	If you hold Aracruz ADSs through a broker or other financial intermediary, no further action by you is required in connection with the Stock Swap Merger. The VCP ADSs and any cash in lieu of fractional VCP ADSs which you are entitled to receive as a result of the Stock Swap Merger will automatically be credited to your account as promptly as practicable after the end of the appraisal rights exercise period described below. If you are a registered holder of Aracruz ADSs, to receive your VCP ADSs you must complete the letter of transmittal, or the Letter of Transmittal, sent to you by Citibank, N.A., as depositary for the Aracruz ADS program, or the Aracruz Depositary, and comply with the procedures described in the Letter of Transmittal.

Q:	Are the VCP ADSs listed on the NYSE?

A:	Yes, the VCP ADSs are listed on the NYSE.

Q:	After the consummation of Stock Swap Merger, will I have the same ownership percentage in VCP that I have in Aracruz?

A:	No. You will have a lower percentage ownership in VCP after the Stock Swap Merger than you now have in Aracruz. Assuming that none of the holders of the Aracruz common shares or Class A Preferred Shares exercises appraisal rights, after the Stock Swap Merger (1) former shareholders of Aracruz, other than VCP and its controlled subsidiaries, will hold as a group approximately 16.6% of the outstanding capital stock of VCP, which is less than the 56.0% of the outstanding capital stock of Aracruz that they currently own in Aracruz and (2) the non-controlling shareholders of VCP will hold as a group 20.4% of the outstanding capital stock of VCP. The controlling shareholders of VCP, which are Votorantim Industrial S.A., or VID, and BNDES Participações S.A., or BNDESPar, a subsidiary of the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social—BNDES), or the BNDES, will own approximately to 63.0% of the VCP common shares after the Stock Swap Merger.

Q:	What shareholder approvals are needed for the Stock Swap Merger?

A:	To be approved, the Stock Swap Merger required an affirmative vote of holders representing at least a majority of the VCP common shares present at a duly convened EGM of VCP on August 24, 2009 and the affirmative vote of holders representing at least a majority of the common shares of Aracruz present at a duly convened EGM of Aracruz on August 24, 2009.

Because, under the Brazilian Corporation Law, preferred shareholders (including holders of preferred shares evidenced by ADSs) do not have voting rights in stock swap mergers, the EGMs of VCP and Aracruz to approve the Stock Swap Merger were convened without any solicitation of the Aracruz preferred shareholders or the Aracruz ADS holders. Accordingly, no further shareholder approvals are required to implement the Stock Swap Merger.

Q:	Are any other approvals from any third parties or governmental authorities required for the consummation of the Stock Swap Merger?

A:	Under Brazilian law, there are no other approvals, corporate or otherwise, required for the consummation of the Stock Swap Merger. However, the delivery of VCP ADSs in the Stock Swap Merger is conditioned on the declaration by the Securities Exchange Commission, or the SEC, that the registration statement of which this prospectus forms a part is effective.

Q:	Do I have appraisal rights?

A:	Holders of Aracruz Class B Preferred Shares, including Aracruz Class B Preferred Shares evidenced by Aracruz ADSs, are not entitled to appraisal rights in connection with the Stock Swap Merger.

Persons who were holders of record of common shares or Class A Preferred Shares of Aracruz as of July 24, 2009, the date of first publication of the call notice for the EGMs that approved the Stock Swap Merger, will be entitled to exercise appraisal rights in connection with the Stock Swap Merger. If holders of Aracruz common shares or Aracruz Class A Preferred Shares exercise this right, they will receive from Aracruz a cash amount for their Aracruz shares equal to R$0.9177 per share, calculated in accordance with the Brazilian Corporation Law as the book value per share of Aracruz’s shareholders’ equity as set forth in Aracruz’s balance sheet as of December 31, 2008.

Q:	Has the Board of Directors of Aracruz or the Board of Directors of VCP taken any position relating to the Stock Swap Merger?

A:	The Boards of Directors of each of the Companies, with the advice and support of their respective Advisory Committees, have each unanimously approved the merger agreement for the Stock Swap Merger, entitled Protocol and Justification of Stock Swap Merger (Protocolo e Justificação de Incorporação de Ações) of Aracruz Celulose S.A. with Votorantim Celulose e Papel S.A., dated July 21, 2009, or the Stock Swap Merger Agreement. The Stock Swap Merger Agreement is included as Annex C to this prospectus.

In compliance with recently issued recommendations of the CVM, each of the VCP Board of Directors and the Aracruz Board of Directors established independent advisory committees to assist them in their review and analysis of the exchange ratio for the Stock Swap Merger. The Advisory Committees of each of VCP and Aracruz, taking advice from their legal and financial advisors, recommended to the respective Boards of Directors of VCP and Aracruz a range of ratios for the exchange of Aracruz common shares for VCP common shares. The Boards of Directors of VCP and Aracruz considered the recommendations of the Advisory Committees and other factors in approving the Stock Swap merger and setting the exchange ratio for the Stock Swap Merger.

For additional information regarding the actions taken by the Advisory Committees in connection with the Stock Swap Merger, see “Part Two: Summary—Background of the Stock Swap Merger” and “Part Six: The Stock Swap Merger—Background, Advisory Committees and Board Positions.”

Q:	Have any other committees or management bodies of the Companies deliberated on the Stock Swap Merger?

A:	Yes. Each of the Fiscal Councils of VCP and Aracruz voted unanimously to approve the Stock Swap Merger and its terms at separate meetings of those bodies held on July 21, 2009.

Q:	How was the ratio to exchange Aracruz Class B Preferred Shares (including Aracruz Class B Preferred Shares represented by Aracruz ADSs) for VCP common shares in the Stock Swap Merger calculated?

Based upon the recommendations of their respective Advisory Committees, the Board of Directors of each of VCP and Aracruz set the exchange ratio for the Stock Swap Merger at 0.1347 VCP common share for each Aracruz common share.

Prior to the establishment of the exchange ratio for common shares in the Stock Swap Merger, Aracruz had proposed a recapitalization to its shareholders according to which the Aracruz preferred shares would have been converted into Aracruz common shares at a conversion ratio of 0.91 Aracruz common share for each Aracruz preferred share. No quorum was obtained at two meetings of Aracruz Class B Preferred Shares convened to approve the recapitalization. Accordingly, after the exchange ratio for the Aracruz common shares and VCP common shares was agreed, Aracruz and VCP determined that the common share exchange ratio be discounted by 0.91, so that the exchange ratio of Aracruz preferred shares, including the Aracruz Class B Preferred Shares, for VCP common shares would be 0.1226.

At the EGMs for each of VCP and Aracruz convened on August 24, 2009 to vote on the Stock Swap Merger, the shareholders of each of VCP and Aracruz considered the Stock Swap Merger in which preferred shareholders of Aracruz would receive 0.1226 VCP common shares for each Aracruz preferred share. During an adjournment of the EGMs, following discussions with the CVM, each of VCP and Aracruz agreed to propose to their respective shareholders an exchange ratio of 0.1347 VCP common share for each Aracruz preferred share in the Stock Swap Merger. The shareholders of each of VCP and Aracruz approved the Stock Swap Merger in which each Aracruz common share and preferred share will be exchanged for 0.1347 VCP common share.

Because one VCP ADS represents one VCP common share while one Aracruz ADS represents ten Aracruz Class B Preferred Shares, the ratio to exchange Aracruz ADSs for VCP ADSs will be 1.347 VCP ADS for each and every Aracruz ADS.

Q:	Is any Aracruz shareholder entitled to exchange their Aracruz shares for VCP shares pursuant to a different exchange ratio than the 0.1347 ratio approved for the Stock Swap Merger?

A:	No. The same 0.1347 exchange ratio will be applicable to all holders of common shares, Class A Preferred Shares and Class B Preferred Shares of Aracruz.

Q:	Is any Aracruz shareholder entitled to receive merger consideration other than VCP common shares in connection with the Stock Swap Merger?

A:	No. All Aracruz shareholders are receiving the same form of merger consideration in the Stock Swap Merger: VCP common shares. However, holders of Aracruz ADSs will get cash in lieu of any fractional VCP ADSs which they were entitled to receive in the Stock Swap Merger. See “When will I receive any cash attributable to any fractional VCP ADS?” below.

Q:	Will shareholders of Aracruz that have some affiliation to VCP receive different treatment in the Stock Swap Merger than holders not affiliated with VCP?

A:	No. However, subsidiaries controlled by VCP that hold Aracruz shares will not have their Aracruz shares exchanged for VCP shares because this would result in indirect reciprocal shareholdings between VCP and Aracruz, which is prohibited under the Brazilian Corporation Law. One of the results of the Stock Swap Merger is that Aracruz must become a direct and indirect wholly-owned subsidiary of VCP. Therefore, in order to achieve this result, Aracruz shares held by VCP or its controlled subsidiaries cannot, and will not, be exchanged for VCP shares. Neither VCP nor any of its controlled subsidiaries will receive any consideration in connection with the Stock Swap Merger.

Q:	Will the share capital of VCP be increased as a result of the Stock Swap Merger?

A:	Yes. At the EGM of VCP that voted on the Stock Swap Merger, shareholders representing a majority of the total outstanding common shares of VCP voted to amend the bylaws of VCP to increase VCP’s share capital to R$7,587,144,784.59 represented by 467,934,646 common shares.

Q:	What will be the accounting treatment of the Stock Swap Merger?

A:	Under U.S. generally accepted accounting practices, or U.S. GAAP, the Stock Swap Merger will be accounted for as equity transactions in accordance with Statement of Financial Accounting Standards

(SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” This standard requires that the carrying amount of noncontrolling interest be adjusted to reflect the change in our ownership interest in Aracruz. Any difference between fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to VCP.

Under accounting practices adopted in Brazil, or Brazilian GAAP, the Stock Swap Merger will be accounted for by the fair value of the shares exchanged. Goodwill, the difference between fair and book value, will be recognized.

Q:	What are the U.S. federal income tax consequences of the Stock Swap Merger?

A:	The exchange of Aracruz common shares, preferred shares and ADSs, or the Aracruz Securities, for VCP common shares and ADSs, or the VCP Securities, plus any cash received instead of fractional shares in the case of an exchange of Aracruz ADSs, pursuant to the Stock Swap Merger will constitute a taxable transaction for U.S. federal income tax purposes. Accordingly, U.S. holders (as defined in “Part Six: The Stock Swap Merger—Tax Considerations—Certain U.S. Federal Income Tax Considerations”) will recognize gain or loss equal to the difference between (i) the fair market value of the VCP Securities received therefor and, in the case of U.S. holders of Aracruz ADSs, the amount of any cash received in lieu of fractional VCP ADSs and (ii) the U.S. holder’s adjusted tax basis in its Aracruz Securities disposed of pursuant to the Stock Swap Merger. The foregoing is a brief summary of the U.S. federal income tax consequences of the Stock Swap Merger and is qualified in its entirety by the more detailed general summary of U.S. federal income tax consequences contained in “Part Six: The Stock Swap Merger—Tax Considerations—Certain U.S. Federal Income Tax Considerations.” Holders of Aracruz Securities are urged to consult their own tax advisors to determine the particular U.S. federal income tax consequences to them as a result of the Stock Swap Merger, as well as the ownership and disposition of VCP Securities received pursuant to the Stock Swap Merger.

Q:	When will the Stock Swap Merger be completed?

A:	The shareholders of each of VCP and Aracruz approved the Stock Swap Merger at EGMs of each of VCP and Aracruz convened on August 24, 2009, and no further corporate approvals are required to consummate the Stock Swap Merger. Accordingly, the Stock Swap Merger is legally effective under the Brazilian Corporation Law, unless a new EGM is called by the Board of Directors of Aracruz to deliberate on the unwinding of the transaction (see “Could the Stock Swap Merger be unwound?” below).

We are not permitted to deliver VCP common shares or VCP ADSs until the period for the exercise of appraisal rights expires on November 12, 2009, unless such expiration date is postponed. In addition, the delivery of VCP ADSs in the Stock Swap Merger is conditioned on the effectiveness of the registration statement of which this prospectus forms a part.

Q:	Could the Stock Swap Merger be unwound?

A:	Under the Brazilian Corporation Law, if the Board of Directors of Aracruz believes that the total value of the appraisal rights exercised by the holders of Aracruz common and Class A Preferred Shares may place at risk the financial stability of Aracruz, Aracruz’s Board of Directors may, within ten days after the expiration of the appraisal rights period, call an EGM to either ratify or unwind the Stock Swap Merger. Payment relating to the exercise of the appraisal rights will not be due if the Stock Swap Merger is unwound. We do not expect the Stock Swap Merger to be unwound because the number of Aracruz shares eligible for appraisal rights, other than Aracruz shares held by VCP and its controlled subsidiaries, is not significant.

Q:	How will my rights as a holder of Aracruz Class B Preferred Shares in the form of Aracruz ADSs change after the Stock Swap Merger?

A:

As a holder of VCP common shares in the form of VCP ADSs, you will be afforded certain rights that are currently unavailable to you as a holder of Aracruz Class B Preferred Shares in the form of Aracruz ADSs.

These rights include (1) full voting rights and (2) the right to receive the same price per share for your new VCP common shares as the price per share paid by a purchaser of VCP’s control, which price shall be offered to you by such purchaser in a mandatory change of control tender offer that must be launched pursuant to Brazilian Corporation Law in the event of a disposition of control in VCP.

The VCP ADSs that you will receive in the Stock Swap Merger will be listed on the NYSE, the same stock exchange as your Aracruz ADSs. See “Part Seven: Shareholder Rights—General” for a description of some of the variations in rights of preferred and common shareholders of the Companies. See “Part Seven: Shareholder Rights—Description of American Depositary Shares” for a description of the VCP ADSs.

Q:	When will I receive my VCP ADSs?

A:	The VCP ADSs representing VCP common shares issued in the Stock Swap Merger in respect of the Aracruz ADSs will be made available as soon as practicable after the related VCP common shares are deposited with the custodian in Brazil for the Aracruz Depositary. This deposit is expected to occur as promptly as practicable after the expiration of the appraisal rights exercise period, which is expected to be November 12, 2009, unless postponed. The same time period applies to all holders of Aracruz shares on the BM&FBOVESPA for their receipt of VCP shares in the Stock Swap Merger in respect of their Aracruz shares. During that period of time, the Aracruz ADSs are expected to continue to trade on the NYSE, under their existing ticker symbol. Upon receipt of their VCP ADSs, the former holders of Aracruz ADSs will be able, if they so desire, to withdraw in Brazil the VCP common shares underlying their new VCP ADSs in the same manner as the current holders of VCP ADSs are able to do so.

Q:	When will I receive any cash attributable to any fractional VCP ADS?

A:	If you hold Aracruz ADSs and the ADS exchange ratio would entitle you to receive a fraction of a VCP ADS, the Aracruz Depositary will attempt to sell on the open market the aggregate of those fractional VCP ADSs. You will receive cash in lieu of any fractional VCP ADS you are entitled to receive based on the net proceeds (after deducting applicable taxes, fees and expenses, including sales commissions) from any sale on the NYSE of the aggregate number of fractional entitlements to VCP ADSs. Payments of cash in lieu of fractional VCP ADS entitlements will be available to registered holders approximately five business days after the Aracruz Depositary completes the sales of the aggregated fractional VCP ADSs on the NYSE.

Q:	If I hold Aracruz ADSs, will I have to pay ADS cancellation and issuance fees?

A:	No. If you hold Aracruz ADSs, you will not have to pay fees for the cancellation of your Aracruz ADS that you surrender in connection with the Stock Swap Merger or any ADS issuance fees for the VCP ADS issued to you in exchange for your Aracruz ADSs.

Q:	Will I have to pay brokerage commissions?

A:	You will not have to pay brokerage commissions if your Aracruz ADSs are registered in your name. If your securities are held through a bank or broker or a custodian linked to a stock exchange, you should consult with them as to whether or not they charge any transaction fee or service charges in connection with the Stock Swap Merger. The sale of fractional entitlements to VCP ADSs will be subject to brokerage commissions to be deducted from the sale proceeds.

Q:	As a holder of Aracruz ADSs, what do I need to do now?

A:

The Aracruz Class B Preferred Shares underlying your Aracruz ADSs will be converted into VCP common shares by operation of law. If you hold Aracruz ADSs indirectly through a broker or other intermediary, you will automatically receive your new VCP ADSs. However, if you hold Aracruz ADSs directly as a registered holder, you must surrender the American Depositary Receipts, or ADRs, representing your ADSs to the Aracruz Depositary, which is also the Depositary for the VCP ADS program, or the VCP Depositary, in accordance with instructions that will be provided to you. Upon surrender of those ADRs, the VCP Depositary will deliver the VCP ADSs to the registered holders of former Aracruz ADSs. See “Part Six: The Stock Swap Merger—Receipt of VCP Shares and VCP ADSs” for more details.

Q:	What if I do not surrender my Aracruz ADRs or do nothing?

A:	The Aracruz Depositary will hold the VCP ADSs (and cash in lieu of fractional VCP ADS entitlements) you are entitled to receive until you duly surrender your Aracruz ADRs to the Aracruz Depositary, the termination of the Aracruz ADR program, or the escheatment of your VCP ADSs (and applicable cash in lieu of entitlements), whichever occurs first. In the event of termination of the Aracruz ADR program, the Aracruz Depositary will, after notice to the holders of outstanding Aracruz ADSs and upon expiration of the applicable termination period, sell the VCP ADSs held in respect of the outstanding Aracruz ADSs. If you surrender your Aracruz ADRs to the Aracruz Depositary after such sale, the Aracruz Depositary will remit to you the net cash proceeds from the sale applicable to your Aracruz ADSs (after deduction of applicable fees, taxes and expenses). Upon escheatment, the Aracruz Depositary will deliver any property held at that time in respect of the Aracruz ADRs not previously surrendered to the applicable state governments.

Q:	Where can I find more information about VCP, Aracruz and the Stock Swap Merger?

A:	You can find more information about VCP, Aracruz and the Stock Swap Merger from the various sources described under “Part Eight: Additional Information for Shareholders—Where You Can Find More Information” beginning on page 168.

Q:	Who can help answer my questions?

A:	If you have any questions about the Stock Swap Merger, you can contact VCP or Aracruz at the following addresses, respectively:

Votorantim Celulose e Papel S.A.

Attention: IR Department

Alameda Santos, 1357 - 6th floor

01419-908 São Paulo, SP, Brazil

Telephone: +55 (11) 2138-4287

Facsimile: +55 (11) 2138-4066

e-mail: ir@vcp.com.br

Aracruz Celulose S.A.

Attention: IR Department

Av. Brigadeiro Faria Lima, 2277 - 4th floor

01452-000 São Paulo, SP - Brazil

Telephone: +55 (11) 3301-4111

Facsimile: +55 (11) 3301-4275

e-mail: invest@aracruz.com.br

In addition, if you are a holder of VCP or Aracruz ADSs, you may also contact:

Citibank, N.A.

Attention: Depositary Receipts Department

388 Greenwich Street

New York, New York 10013

Calls within the United States: (800) 308-7887

Calls outside the United States: (781) 575-4555

PART TWO: SUMMARY

The following summary highlights selected information from this prospectus and may not contain all the information that may be important to you. To understand the Stock Swap Merger more fully, you should read carefully this entire prospectus.

The Companies

Overview of VCP

VCP is incorporated under the laws of Brazil under the name Votorantim Celulose e Papel S.A., as a corporation of unlimited duration. VCP has the legal status of a sociedade por ações, or a stock corporation, operating under Brazilian law. VCP’s principal executive offices are located at Alameda Santos, 1357, 6th floor, 01419-908, City of São Paulo, SP, Brazil, and its telephone number is 55-11-2138-4287/4168/4361. VCP’s website address is www.vcp.com.br. VCP’s agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

VCP is the world’s largest producer of market pulp according to Hawkins Wright, with an aggregate pulp production capacity of approximately 5.8 million tons, representing approximately 37% of the world production capacity of bleached eucalyptus kraft market pulp, or BEKP, as of June 30, 2009. VCP believes that it is one of the lowest-cost producers of BEKP (its principal product) in the world, primarily due to its economies of scale, state-of-the-art and strategically located production facilities, the comparatively short harvest cycle of its trees and its use of high-end technology in its operations. In 2008, according to Bracelpa, VCP was also the leading producer of specialty carbonless and thermal paper in Brazil and one of the five largest Brazilian producers of uncoated writing and printing paper. During the first half of 2009, VCP acquired control of Aracruz and, under U.S. GAAP, has fully consolidated the results of operations of Aracruz into its financial statements since January 21, 2009. VCP recently adopted the trademark “Fibria” for its pulp and paper operations and intends to rename the company in the near future to reflect this trademark.

For the six-month period ended June 30, 2009, VCP produced 2,441 kilotons of eucalyptus pulp, recorded consolidated net revenues from BEKP sales of U.S.$1,060 million, produced 188.1 kilotons of paper products and recorded consolidated net revenues from paper sales of U.S.$257 million. In 2008, VCP produced 1,404 kilotons of eucalyptus pulp, recorded consolidated net revenues from BEKP sales of U.S.$435 million, produced 325.3 kilotons of paper products and recorded consolidated net revenues from paper sales of U.S.$283 million.

VCP’s forestry base is broad and diversified and comprised, as of June 30, 2009, of total forestry land of approximately 1.2 million hectares located in six Brazilian states. Approximately 716.1 thousand hectares of VCP’s total forestry land as of June 30, 2009, consisted of planted areas and approximately 461.2 thousand hectares of conservation areas with native vegetation, or preserved areas.

VCP produces bleached eucalyptus kraft pulp at the following three of the pulp mills that it owns

•	the Barra do Riacho pulp mill, which has an annual production capacity of 2.3 million tons and which VCP acquired as part of the Aracruz Acquisition;

•	the Três Lagoas pulp mill, which has an annual production capacity of 1.3 million tons and commenced operations on March 30, 2009; and

•	the Jacareí pulp mill, which has an annual production capacity of 1.1 million tons.

In addition, VCP has (1) a 50% interest in Veracel Celulose S.A., or Veracel, which owns and operates a pulp mill in the municipality of Eunápolis, State of Bahia, with an annual production capacity of 1.1 million tons, and (2) a 50% interest in Consórcio Paulista de Papel e Celulose, or Conpacel, which operates a pulp mill in the city of Americana, State of São Paulo, with an annual pulp production capacity of 650 kilotons. Under U.S. GAAP, VCP includes its equity interest in Veracel and Conpacel in VCP’s consolidated results of operations.

VCP produces coated paper, carbonless paper and thermal paper at its Piracicaba paper mill, which has an annual production capacity of 190 kilotons. In addition, Conpacel owns and operates a paper mill in the municipality of Americana, State of São Paulo, with an annual production capacity of 390 kilotons of uncoated and coated paper and 330 kilotons of BEKP.

VCP’s paper distribution business unit, known as KSR, utilizes a multiple location, automated warehouse system that permits efficient distribution of an extensive product line, including graphic papers and products, throughout Brazil. This warehouse and distribution system is supported by a specialized transportation fleet.

Export sales accounted for 89.9% and 64.9% of VCP’s pulp production volume and 91.9% and 80.9% of VCP’s BEKP sales volume during the six-month period ended June 30, 2009 and during the year ended December 31, 2008, respectively. Domestic sales accounted for 90.6% of VCP’s paper sales volume during the six-month period ended June 30, 2009, and 88.7% during the year ended December 31, 2008. VCP exports pulp and paper products from a terminal and warehouse that it operates at the port of Santos, in the State of São Paulo, and exports pulp products from Portocel, a port terminal that is operated by VCP’s subsidiary Portocel Terminal Especializado de Barra do Riacho S.A., or Portocel, that is located 1.5 kilometers from VCP’s Barra do Riacho pulp mill, in the State of Espírito Santo. VCP also operates a port terminal located in the city of Caravelas in the State of Bahia, from which VCP transports wood to its Barra do Riacho pulp mill, and another port terminal in the city of Belmonte, in the south of the State of Bahia, from which it transports pulp produced by Veracel to Portocel.

The following map sets forth the location of the production facilities and the port terminals VCP operates:

VCP is jointly controlled by (1) VID, a wholly-owned subsidiary of Votorantim Participações S.A. (the holding company of the Votorantim Group), which is owned by the Ermírio de Moraes family, and (2) BNDESPar, a subsidiary of the BNDES.

Overview of Aracruz

Aracruz is incorporated under the laws of the Federative Republic of Brazil, or Brazil, under the name Aracruz Celulose S.A., as a corporation of unlimited duration. Aracruz has the legal status of a sociedade por ações, or a stock corporation, operating under Brazilian law. Aracruz’s headquarters are located at Rodovia Aracruz–Barra do Riacho, Kilometer 25, Municipality of Aracruz, ES, Brazil, and its telephone number is 55-27-3270-2122. Aracruz’s principal office is located at Av. Brigadeiro Faria Lima, 2277, 4th floor, 01452-000, City of São Paulo, SP, Brazil, and its telephone number is 55-11-3301-4111. Aracruz’s website address is www.aracruz.com.br. Aracruz’s agent for service of process in the United States with respect to the deposit agreement for Aracruz’s ADSs is Greenberg Traurig, LLP, 200 Park Avenue, New York, NY 10166.

Aracruz produces eucalyptus pulp, which is a high-quality variety of hardwood pulp used by paper manufacturers to produce a wide range of products, including premium tissue, printing and writing papers, liquid packaging board and specialty papers. Eucalyptus pulp’s distinguishing characteristics are its softness, opacity, porosity, and suitability for printing.

During 2008, Aracruz produced approximately 2.6 million tons of BEKP (3.1 million tons including 50% of Veracel’s pulp production), representing an estimated 11% of the total worldwide production capacity of hardwood market pulp and 19% of the worldwide production capacity of BEKP for 2008. In the six-month period ended June 30, 2009, Aracruz produced approximately 1.3 million tons of BEKP (1.5 million tons including 50% of Veracel’s pulp production). In 2008 and 2007, sales by Aracruz to customers located outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of Aracruz’s sales volume. In the six-month period ended June 30, 2009, sales by Aracruz to customers located outside Brazil accounted for approximately 10.2% of the total worldwide production capacity of BEKP.

In 2008, Aracruz’s sales volume totaled 2,916 kilotons of eucalyptus pulp (2,917 kilotons including 50% of Veracel’s direct sales), compared to 2,581 kilotons in 2007 (3,104 kilotons including 50% of Veracel’s direct sales). In the six-month period ended June 30, 2009, Aracruz’s sales volume totaled 1,647.5 kilotons of eucalyptus pulp (1,647.7 kilotons including 50% of Veracel’s direct sales), compared to 1,503.0 kilotons in the six-month period ended June 30, 2008 (1,503.5 kilotons including 50% of Veracel’s direct sales).

In 2008, Aracruz had net operating revenue of U.S.$1,911.3 million, compared to U.S.$1,883.8 million in 2007 and U.S.$1,680.8 million in 2006.

During 2008, Aracruz was able to meet 82% of its wood fiber requirements with its own eucalyptus forests. Climate and soil conditions in Brazil enable Aracruz to harvest Aracruz’s eucalyptus trees earlier, only seven years after planting, while harvesting cycles of other forest species in the southern United States, Canada and Scandinavia can take from 25 to 70 years. Harvesting cycles of Aracruz’s main non-Brazilian competitors in the eucalyptus pulp market (Spain, Portugal and Chile) are approximately eight to ten years.

Background of the Stock Swap Merger

VCP Announces its Intention to Acquire a Controlling Interest in Aracruz in 2008

Since October 2001, VCP has owned 28.0% of the voting share capital of Aracruz, represented by Aracruz common shares, and has been party to a shareholders’ agreement with affiliates of the Lorentzen and Safra families, which we refer to as the Aracruz Shareholders’ Agreement. The parties to that agreement owned approximately 96.5% of the Aracruz common stock prior to its expiration on May 11, 2008. The controlling shareholder group of Aracruz immediately prior to the expiration of the Aracruz Shareholders’ Agreement included Newark Financial Inc., or Newark (an investment vehicle owned by VCP), Arapar S.A., or Arapar (an investment vehicle owned by the Lorentzen, Moreira Salles and Almeida Braga families), Arainvest

Participações S/A, or Arainvest (an investment vehicle owned by the Safra family), and BNDESPar, which together owned approximately 96.5% of the Aracruz common stock. At such date, each of Arapar, Arainvest and VCP owned 28.0% of the Aracruz common shares, while BNDESPar owned 12.5% of those shares.

In August 2008, VCP announced that Arapar’s shareholders had accepted a firm proposal from VID to acquire Arapar’s 28.0% stake in the common stock of Aracruz. However, as a result of the significant depreciation of the Brazilian real relative to the U.S. dollar, in late September and early October 2008 Aracruz announced that it had experienced significant losses under its foreign exchange derivatives instruments. Consequently, on October 3, 2008 VCP announced its intention to postpone its acquisition of Arapar’s 28.0% stake in the common stock of Aracruz.

VCP Acquires a Controlling Interest Aracruz in the First Half of 2009

On January 19, 2009, Aracruz announced that banks holding more than 80% of Aracruz’s debt arising under its foreign exchange derivatives transactions had agreed to Aracruz’s proposed terms for the repayment of those debts.

On January 20, 2009, VCP acquired Arapar and São Teófilo Representações e Participações S.A., or São Teófilo, for R$2,710 million. Arapar and São Teófilo were holding companies controlled by the Lorentzen, Moreira Salles and Almeida Braga families and the sole assets of those companies consisted of 28.0% of the Aracruz common shares, which represented approximately 12.4% of the total share capital of Aracruz. On March 5, 2009, VCP purchased another 28% stake in the common stock of Aracruz, representing approximately 12.4% of the total share capital of Aracruz, from Arainvest for R$2,710 million. The purchase price for the Aracruz common shares acquired in each of these transactions is payable in six semi-annual installments without interest (including payments that were made in January and July 2009). Following these acquisitions, VCP owned approximately 37.1% of the total share capital of Aracruz, including 84.0% of the Aracruz common shares.

In April and May 2009, VCP completed a non-underwritten capital increase in Brazil only, pursuant to which VCP issued new VCP shares in exchange for cash or Aracruz common shares. BNDESPar participated in this private capital increase and exchanged its 12.5% stake in the Aracruz common stock for VCP common shares. Following this capital increase, VCP owned 96% of the Aracruz common shares, representing approximately 44% of Aracruz’s total share capital.

In connection with VCP’s acquisition of control in Aracruz by means of the transactions described above, and as required under the Brazilian Corporation Law following a disposition of control of a publicly-held Brazilian corporation, on June 1, 2009 VCP announced the commencement of a mandatory change of control tender offer in Brazil only for any and all of the outstanding common shares of Aracruz not held by VCP to be purchased for 80% of the purchase price per share agreed to by Arapar, São Teófilo and Arainvest in connection with the transactions described above. In the tender offer completed on July 1, 2009, VCP acquired approximately 3.0% of the outstanding Aracruz common shares, representing approximately 1.3% of the outstanding share capital of Aracruz, for an aggregate purchase price of R$236.6 million, payable according to the same payment schedule agreed to by Arapar, São Teófilo and Arainvest in connection with VCP’s acquisition of control in Aracruz. Following this transaction, VCP owned 44.0% of the total share capital, including 99.6% of the common stock of Aracruz.

Determination of the Exchange Ratio and Approval of the Stock Swap Merger

On January 20, 2009, VCP announced that it had purchased Arapar’s 28.0% stake in the common stock of Aracruz and planned to conduct a corporate restructuring of VCP and Aracruz, or the Companies, that included the consummation of the Stock Swap Merger. In this first public announcement of the Stock Swap Merger, VCP indicated that it would comply with a recently issued Practice Bulletin (Parecer de Orientação No. 35/08), or

CVM Practice Bulletin No. 35/08, of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, making certain recommendations with respect to the establishment of independent advisory committees, in connection with business combinations between affiliated companies. In its January 20, 2009 announcement, VCP stated that each of VCP and Aracruz would form an independent advisory committee to act in connection with the Stock Swap Merger and specifically to issue to each of the Boards of Directors of VCP and Aracruz, respectively, their recommendations regarding the appropriate exchange ratio for the Stock Swap Merger. In the January 2009 release, VCP also announced that financial advisors would be retained by each of the Advisory Committee of VCP, or the VCP Committee, and the Advisory Committee of Aracruz, or the Aracruz Committee. The VCP Committee retained Banco Bradesco BBI S.A. and the Aracruz Committee retained Banco Merrill Lynch de Investimentos S.A.

After holding a series of meetings, consulting with their respective financial advisors and analyzing the studies prepared by those advisors, as well as performing other analysis, studies and calculations on their own, in May 2009 the VCP Committee presented a recommendation report to the VCP Board of Directors and the Aracruz Committee presented a recommendation report to the Aracruz Board of Directors. Each of the Advisory Committees unanimously recommended a range of acceptable exchange ratios for the Stock Swap Merger. On June 1, 2009, a joint meeting of the Boards of Directors of VCP and Aracruz was held after which the Boards of Directors of each of VCP and Aracruz unanimously voted to set an exchange ratio for the Stock Swap Merger that provided the highest value possible for the Aracruz shares but stayed within the ranges recommended by each of the Advisory Committees. The ratio to exchange VCP common shares for Aracruz common shares was set at 0.1347 VCP common shares for each and every Aracruz common share.

On July 21, 2009, the Boards of Directors of each of VCP and Aracruz unanimously approved the Stock Swap Merger, the execution and delivery of the necessary Protocol and Justification of Stock Swap Merger (Protocolo e Justificação de Incorporação de Ações) governing the Stock Swap Merger, or the Stock Swap Merger Agreement, the appraisal reports, the calling of the EGMs necessary to obtain the shareholder approvals required in connection with the Stock Swap Merger and the taking of other actions related to the Stock Swap Merger. On August 24, 2009, each of VCP and Aracruz convened an EGM in which holders of a majority of the total outstanding common shares of each of VCP and Aracruz voted in favor of the Stock Swap Merger. For additional information regarding the Stock Swap Merger, the Advisory Committees and the Background of the Stock Swap Merger, see “Part Six: The Stock Swap Merger—Background, Advisory Committees and Board Position.”

Purpose of and Reasons for the Stock Swap Merger

We believe the Stock Swap Merger will enable:

•

VCP to align the interests of the VCP and Aracruz shareholders and facilitate the unification, standardization and the rationalization of the general administration of the shareholder structure of the Companies;

•

VCP to simplify the shareholding and organizational structure of the VCP business, expand its shareholder base and reduce management and administrative costs, particularly those associated with maintaining two companies within the VCP group listed on two different markets: the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA, and the New York Stock Exchange, or the NYSE;

•

holders of common shares and preferred shares of Aracruz and holders of ADSs representing Aracruz Class B Preferred Shares to exchange their securities pursuant to an exchange ratio determined with the advice of Advisory Committees of each of VCP and Aracruz formed pursuant to CVM Practice Bulletin No. 35/08;

•

holders of common shares and preferred shares of Aracruz and holders of Aracruz ADSs to receive VCP securities having the same rights as the VCP securities currently held by VCP shareholders and VCP ADS holders, including full voting rights, expected to have greater liquidity than their current Aracruz securities;

•

holders of Aracruz shares and Aracruz ADSs to hold an investment in a larger pulp and paper enterprise, consisting of the world’s largest producer of market pulp and a leading Brazilian producer of paper, with a more diversified asset, client and product base than that of Aracruz; and

•	holders of Aracruz shares and Aracruz ADSs to benefit from synergies that are expected to be obtained as a result of Aracruz becoming a wholly-owned subsidiary of VCP after the Stock Swap Merger.

Also, VCP intends to apply to list its common shares on the Novo Mercado listing segment of the BM&FBOVESPA, which has the most advanced set of corporate governance standards of all the listing segments of that stock exchange. Such standards tend to be significantly more advanced than those adopted by companies, such as Aracruz, that are listed on other listing segments of the BM&FBOVESPA. The requirements that a company must meet to list its shares on the Novo Mercado segment of the BM&FBOVESPA include, among other things, that:

•

the bylaws of the applicant company provide for a mandatory change of control tender offer to be launched to purchase any and all shares owned by its minority shareholders in the event of a disposition of control of the company;

•	the applicant company has a single class of stock comprised exclusively of common shares with full voting rights;

•	at least 25% of the shares of the applicant company be free float shares; and

•	at least 20% of the board of directors seats of the applicant company be filled by independent members.

Therefore, if VCP succeeds in listing its common shares on the Novo Mercado listing segment of the BM&FBOVESPA, the Stock Swap Merger will enable holders of Aracruz shares and Aracruz ADSs to benefit from a more advanced set of corporate governance standards than those currently applicable to Aracruz.

Presentations and Valuation Reports

VCP and Aracruz do not generally publish their business plans and strategies or make external disclosures of their anticipated financial position or results of operations. However, the management of Aracruz has prepared prospective financial information set forth in a presentation prepared and issued by Merrill Lynch to the Aracruz Committee, as described below. The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by the management of Aracruz as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others things, risks and uncertainties. See “Part Three: Risk Factors.” Accordingly, there can be no assurance that the prospective results are indicative of the future performance of VCP and/or Aracruz or that actual results will not differ materially from those presented in the prospective financial information. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of these presentations and valuation reports are cautioned not to place undue reliance on the prospective financial information. Neither VCP nor Aracruz intend to update or otherwise revise the prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, VCP and Aracruz do not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Inclusion of the prospective financial information in this registration statement should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. None of VCP’s or Aracruz’s independent registered public accounting firms, nor any other independent registered public accounting firms, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein or therein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The reports of those independent registered public accounting firms included in this prospectus relate to VCP’s and Aracruz’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

Merrill Lynch

The Aracruz Committee retained Banco Merrill Lynch de Investimentos S.A., or Merrill Lynch, to perform certain financial analyses in connection with the Stock Swap Merger. On May 13, 2009, Merrill Lynch presented its financial analyses to the Aracruz Committee. A copy of Merrill Lynch’s presentation of financial analyses is included as Annex G to this prospectus. Merrill Lynch was not asked to, and did not, deliver or express, and its presentation should not be considered or construed as, an opinion, view or recommendation with respect to the Stock Swap Merger, its terms and conditions or the exchange ratio, including its fairness (financial or otherwise), nor with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the Stock Swap Merger, or any class of such persons, or with respect to any other transaction or matter. Merrill Lynch’s presentation was not prepared to be used as, and should not be considered or construed as, a valuation report referred to in Articles 8, 252, 256 and 264 of the Brazilian Law 6,404/76 or in any other applicable provision, law or regulation. We encourage you to read carefully both the section entitled “Part Six: The Stock Swap Merger—Presentations and Valuation Reports—Presentation of Merrill Lynch” and the presentation itself in its entirety for a description of the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Merrill Lynch. Merrill Lynch did not, and its presentation did not, address the merits of the underlying decision of the Aracruz Committee to recommend the Stock Swap Merger to the Board of Directors of Aracruz or of the underlying decision of Aracruz to engage in the Stock Swap Merger and did not constitute, nor was it intended to be construed as, a recommendation to any stockholder as to how the stockholder should have voted with respect to the Stock Swap Merger or any matters related thereto.

BBI

The VCP Committee retained Banco Bradesco BBI S.A., or BBI, to perform certain financial analyses in connection with the Stock Swap Merger. On May 20, 2009, BBI presented its financial analyses to the VCP Committee. A copy of BBI’s presentation of financial analyses is included as Annex H to this prospectus. BBI was not asked to, and did not, deliver or express, and its presentation should not be considered or construed as, an opinion, view or recommendation with respect to the Stock Swap Merger, its terms and conditions or the exchange ratio, including its fairness (financial or otherwise), nor with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the Stock Swap Merger, or any class of such persons, or with respect to any other transaction or matter. BBI’s presentation was not prepared to be used as, and should not be considered or construed as, a valuation report referred to in Articles 8, 252, 256 and 264 of the Brazilian Law 6,404/76 or in any other applicable provision, law or regulation. We encourage you to read carefully both the section entitled “Part Six: The Stock Swap Merger—Presentations of Financial Advisors—Presentation of BBI” and the presentation itself in its entirety for a description of the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by BBI. BBI did not, and its presentation did not, address the merits of the underlying decision of the VCP Committee to recommend the Stock Swap Merger to the Board of Directors of Aracruz or of the underlying decision of Aracruz to engage in the Stock Swap Merger and did not constitute, nor was it intended to be construed as, a recommendation to any stockholder as to how the stockholder should have voted with respect to the Stock Swap Merger or on any matters related thereto.

KPMG

According to Section 264 of the Brazilian Corporation Law, managements of VCP and Aracruz retained the specialized firm KPMG Corporate Finance Ltda., or KPMG, to value the shareholders’ equity of VCP and Aracruz at market prices. KPMG valuation exercise was undertaken in order to provide non-controlling shareholders with a parameter against which to evaluate the Stock Swap Merger exchange ratio and to determine whether to dissent from the shareholder vote and exercise appraisal rights.

Such valuations were carried out according to the same criteria and as of the same date (December 31, 2008) for both VCP and Aracruz. KPMG’s valuation report for VCP concluded that VCP’s shareholders’ equity valued at market prices was equal to R$5,941.286,655.00, or R$29.506 per VCP share. KPMG’s valuation report for Aracruz concluded that Aracruz’s shareholders’ equity valued at market prices was equal to R$3,348,659,176.00, or R$3.243 per Aracruz share. According to KPMG’s reports for VCP and Aracruz, the ratio for the exchange of VCP shares for Aracruz shares would be 0.1099 VCP common share for each and every Aracruz common share or preferred share.

Baker Tilly

In compliance with Section 226 and paragraph 1 of Section 252 of the Brazilian Corporation Law, management of VCP retained the specialized firm Baker Tilly Brasil—ES Auditores Independentes Ltda., or Baker Tilly, to value the Aracruz shares to be merged into VCP’s asset base at their book value, according to the standards and criteria applicable to the preparation of financial statements of corporations pursuant to the Brazilian Corporation Law. The purpose of this valuation is to help determine the amount of the capital increase of VCP as a result of the merger of the Aracruz shares not, directly or indirectly, owned by VCP into VCP’s asset base. According to Baker Tilly’s valuation report, the book value of the Aracruz shares that are subject to the Stock Swap Merger is R$529,842,603.00.

We urge you to read carefully the summary of the presentations and reports set forth in “Part Six: The Stock Swap Merger—Presentations and Valuation Reports—Presentation of Merrill Lynch,” “—Presentation of BBI,” “—Valuation Report of KPMG,” and “—Valuation Reports of Baker Tilly.”

Terms and Effects of the Stock Swap Merger

As a result of the Stock Swap Merger:

•

holders of common shares or preferred shares of Aracruz, regardless of the class of Aracruz preferred shares held, will receive 0.1347 common share, no par value, of VCP for each common share or preferred share of Aracruz, plus a whole VCP common share in exchange for any fractional VCP common share that such holder is entitled to receive as a result of the Stock Swap Merger; and

•

holders of Aracruz ADSs will receive 1.347 VCP ADSs, representing the right to receive one VCP common share, for each Aracruz ADS, plus cash in lieu of any fractional VCP ADS that such holder is entitled to receive in the Stock Swap Merger.

Holders of VCP common shares or VCP ADSs will continue to hold these securities after the Stock Swap Merger.

If you hold Aracruz ADSs through a broker or other financial intermediary, no further action by you is required in connection with the Stock Swap Merger. The VCP ADSs and any cash in lieu of fractional VCP ADSs which you are entitled to receive as a result of the Stock Swap Merger will automatically be credited to your account as promptly as practicable after the registration statement, of which this prospectus is a part, has been declared effective by the Securities and Exchange Commission, or the SEC, and after the expiration of the appraisal rights exercise period described below. If you are a registered holder of Aracruz ADSs, to receive your VCP ADSs you must complete the letter of transmittal, or the Letter of Transmittal, sent to you by Citibank, N.A., as depositary for the Aracruz ADS program, or the Aracruz Depositary, and comply with the procedures described in the Letter of Transmittal.

As a result of the Stock Swap Merger:

•

VCP will be a significantly larger company and will own, directly or indirectly, 100% of the capital stock of Aracruz, and VCP’s interest in the net book value and net income (loss) of Aracruz will therefore increase to 100%;

•	additional VCP ADSs and VCP common shares will be listed on the NYSE and the BM&FBOVESPA, respectively;

•	the Aracruz Class B Preferred Shares are expected to be deregistered under the Exchange Act and Aracruz will no longer file Annual Reports on Form 20-F or furnish reports on Form 6-K;

•	the Aracruz ADSs will be delisted from the NYSE, the common shares and preferred shares of Aracruz will be delisted from the BM&FBOVESPA and deregistered from the CVM; and

•

any dividends to holders of common shares, preferred shares or ADSs of the Companies with respect to fiscal years after the fiscal year ended December 31, 2009 will be paid in accordance with the bylaws (estatuto social) of VCP and Brazilian law, as described in “Part Seven: Shareholder Rights.”

Effects of the Stock Swap Merger on Unaffiliated Shareholders

Despite the benefits of and reasons for the Stock Swap Merger, in considering the Stock Swap Merger, non-controlling shareholders should consider the following factors:

•	VCP is more leveraged than Aracruz;

•

because VCP will be a larger company than Aracruz, holders of Aracruz shares and Aracruz ADSs will have a lower ownership percentage in VCP than they currently have in Aracruz, as a result of the issuance of the new VCP shares and VCP ADS in the Stock Swap Merger;

•

after the Stock Swap Merger, VCP’s controlling shareholders, VID and BNDESPar, will continue to have voting control of VCP and VCP’s Board of Directors; the interests of these controlling shareholders may conflict with the interests of VCP’s non-controlling shareholders and ADS holders, and the financial interests of the non-controlling shareholders and ADS holders could be materially adversely affected;

•

while the exchange ratio for the Stock Swap Merger was determined in accordance with all applicable laws and regulations in Brazil and falls within the ranges recommended by the Advisory Committees, this ratio may be higher or lower, from the perspective of value to unaffiliated shareholders, than that that could be achieved through arm’s length negotiations between unrelated parties;

•

the Stock Swap Merger exchange ratio reflects the fact that VCP already owns, directly or indirectly, a majority of the total outstanding common shares of Aracruz and, accordingly, the Stock Swap Merger does not involve a change of control. As a result, the Stock Swap Merger exchange ratio should not be expected to, and does not, reflect a control premium;

•

the VCP securities you receive in the Stock Swap Merger will represent an investment in a different business enterprise from that in which you originally invested as a current security holder of Aracruz;

•	while it is expected that the shares of VCP will be listed on the BM&FBOVESPA’s Novo Mercado listing segment, there can be no assurance that such listing will occur in a timely fashion, if at all;

•

holders of Aracruz Class B Preferred Shares (including in the form of Aracruz ADSs) and holders of VCP common shares (including in the form of VCP ADSs) are not entitled to appraisal rights in connection with the Stock Swap Merger;

•

the Advisory Committees relied on, among other things, the presentations of BBI and Merrill Lynch, but BBI’s fees will be paid entirely by VCP and Merrill Lynch’s fees will be paid entirely by Aracruz; and

•

on August 24, 2009, the date of the EGMs that approved the Stock Swap Merger, a majority of the total outstanding voting shares of both VCP and Aracruz were directly or indirectly held by VID and BNDESPar, and their affirmative vote at those EGMs was sufficient to approve the Stock Swap Merger and all of its terms and conditions.

Material Tax Considerations

The exchange of Aracruz common shares, preferred shares and ADSs, or the Aracruz Securities, for VCP common shares and ADSs, or the VCP Securities (plus any cash received instead of fractional shares in the case of an exchange of Aracruz ADSs) pursuant to the Stock Swap Merger will constitute a taxable transaction for U.S. federal income tax purposes. Accordingly, U.S. holders (as defined in “Part Six: The Stock Swap Merger—Tax Considerations—Certain U.S. Federal Income Tax Considerations”) will recognize gain or loss equal to the difference between (i) the fair market value of the VCP Securities received therefor and, in the case of U.S. holders of Aracruz ADSs, the amount of any cash received in lieu of fractional VCP ADSs, and (ii) the U.S. holder’s adjusted tax basis in its Aracruz Securities disposed of pursuant to the Stock Swap Merger. The foregoing is a brief summary of the U.S. federal income tax consequences of the Stock Swap Merger and is qualified in its entirety by the more detailed general summary of U.S. federal income tax consequences contained in “Certain U.S. Federal Income Tax Considerations.” Holders of Aracruz Securities are urged to consult their own tax advisors to determine the particular U.S. federal income tax consequences to them as a result of the Stock Swap Merger, as well as the ownership and disposition of VCP Securities received pursuant to the Stock Swap Merger.

You may have a gain or loss for Brazilian income tax purposes, as described under “Part Six: The Stock Swap Merger—Tax Considerations—Brazilian Tax Considerations.”

Approval of the Stock Swap Merger

Under Brazilian law, there are no conditions for the completion of the Stock Swap Merger other than approval by holders of common shares of VCP and Aracruz, which approvals were obtained at separate EGMs of each of the Companies convened on August 24, 2009. However, the delivery of VCP ADSs in the Stock Swap Merger is conditioned on the declaration by the SEC that the registration statement of which this prospectus forms a part is effective. The approval by the NYSE of the listing of the VCP ADSs to be delivered in connection with the Stock Swap Merger, for which we will apply, must be obtained for these ADSs to be traded by their holders. However, this approval is not a condition to the completion of the Stock Swap Merger.

Receipt of VCP ADSs

Holders of Aracruz ADSs representing Aracruz Class B Preferred Shares will, subject to the procedures described below, receive 1.347 VCP ADSs (each VCP ADS representing one common share of VCP) in the Stock Swap Merger for each ADS of Aracruz they hold, plus cash instead of any entitlement to fractional VCP ADSs that they are entitled to receive in the Stock Swap Merger.

After the end of the period for the exercise of appraisal rights, VCP will deposit with the custodian in Brazil for the Aracruz Depositary VCP common shares issuable in respect of the Aracruz Class B Preferred Shares then held in the Aracruz ADS program. The Aracruz Depositary will then deposit those VCP common shares with the custodian in Brazil for the VCP Depositary and instruct the VCP Depositary to cause to be issued and to deliver VCP ADSs representing those VCP common shares to the Aracruz Depositary. When the VCP ADSs are received in the Aracruz ADS program, the Aracruz ADSs will represent a right to receive VCP ADSs.

If you hold ADSs indirectly through a broker or other intermediary, you will automatically receive your VCP ADSs (and cash in lieu of any fractions as described in “Part Six: The Stock Swap Merger—Fractional Shares and ADSs”).

If you hold ADSs directly as a registered holder, you must surrender your ADRs to the Aracruz Depositary. Registered holders of Aracruz ADSs will be provided with the necessary forms, which will contain instructions on how to surrender their ADRs representing Aracruz ADSs to the Aracruz Depositary. If you do not receive the necessary forms, you may call Citibank, N.A. toll-free at (800) 308-7887 or contact Citibank, N.A. at 388 Greenwich Street, New York, New York 10013. Upon surrender of the Aracruz ADRs, the Aracruz Depositary will deliver the VCP ADSs to the registered holders of former Aracruz ADSs (and cash in lieu of any fractions as described in “Part Six: The Stock Swap Merger—Fractional Shares and ADSs”). See “Part Six: The Stock Swap Merger—Receipt of Shares of VCP and Aracruz and VCP ADSs—Delivery of VCP ADSs.”

If you hold Aracruz ADSs, you will not have to pay fees of the Aracruz Depositary for the cancellation of each Aracruz ADS that you surrender in connection with the Stock Swap Merger or any ADS issuance fees for the VCP ADSs issued to you in connection with the Stock Swap Merger.

Management

VCP is managed by a Board of Directors comprised of five members, led by José Luciano Duarte Penido as Chairman, and after the Stock Swap Merger will be managed by a Board of Directors comprised of nine members, each serving a two-year term to expire at the Annual General Meeting of Shareholders to be held no later than April 2011. The board of executive officers of VCP currently consists of eight members, led by Carlos Augusto Lira Aguiar as Chief Executive Officer.

VCP is headquartered in São Paulo, Brazil, and will maintain that headquarters after the Stock Swap Merger.

Accounting Treatment of the Stock Swap Merger

Under U.S. GAAP, the Stock Swap Merger will be accounted for as equity transactions in accordance with Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” This standard requires that the carrying amount of noncontrolling interest be adjusted to reflect the change in our ownership interest in Aracruz. Any difference between fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to VCP.

Under accounting practices adopted in Brazil, or Brazilian GAAP, the Stock Swap Merger will be accounted for by the fair value of the shares exchanged. Goodwill, the difference between fair and book value, will be recognized.

Stock Exchange Matters

After the declaration by the SEC that the registration statement of which this prospectus forms a part is effective, and after the Stock Swap Merger is completed, we will apply to list on the NYSE the VCP ADSs issued in connection with the Stock Swap Merger. The common shares of VCP and the VCP ADSs are expected to trade on the BM&FBOVESPA and the NYSE under the ticker symbols “FIBR3” and “FBR,” respectively.

After the end of the period for the exercise of appraisal rights on November 12, 2009 and after the Stock Swap Merger is completed, the common shares and preferred shares of Aracruz will be delisted from the BM&FBOVESPA and deregistered from the CVM.

Appraisal Rights

Holders of Aracruz Class B Preferred Shares (including in the form of Aracruz ADSs) are not entitled to appraisal rights in connection with the Stock Swap Merger. According to article 137 of Brazilian law, persons who were holders of record of common shares or Class A Preferred Shares of Aracruz as of July 24, 2009, the date of first publication of the call notice for the EGMs that approved the Stock Swap Merger, will be entitled to appraisal rights in connection with the Stock Swap Merger until November 12, 2009, so long as they have not voted in favor of the Stock Swap Merger. Holders of Aracruz common shares or Aracruz Class A Preferred Shares who exercise this right will receive from Aracruz a cash amount for their Aracruz shares equal to R$0.9177 per share, calculated in accordance with the Brazilian Corporation Law as the book value per share of Aracruz’s shareholders’ equity as set forth in Aracruz’s balance sheet as of December 31, 2009.

Holders of VCP common shares (including in the form of VCP ADSs) are not entitled to exercise appraisal rights in connection with the Stock Swap Merger.

For more information on appraisal rights, see “Part Six: The Stock Swap Merger—Appraisal Rights.”

Presentation of Financial Information

The following financial statements are included in this prospectus:

•

VCP’s audited consolidated financial statements prepared in accordance with U.S. GAAP as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 included in “Item 18. Financial Statements” of the Annual Report on Form 20-F/A of VCP for the year ended December 31, 2008, filed on October 28, 2009, amending the Form 20-F filed on June 30, 2009, included as Annex A to this prospectus;

•	VCP’s unaudited consolidated financial statements prepared in accordance with U.S. GAAP as of June 30, 2009 and December 31, 2008 for the three and six-month periods ended June 30, 2009 and 2008;

•

Aracruz’s audited consolidated financial statements prepared in accordance with U.S. GAAP as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 presented in U.S. dollars included in “Item 18. Financial Statements” of the Annual Report on Form 20-F of Aracruz for the year end December 31, 2008, included as Annex B to this prospectus; and

•

Aracruz’s unaudited consolidated financial statements prepared in accordance with Brazilian GAAP as of June 30, 2009 and March 31, 2009 and for the six-month periods ended June 30, 2009 and 2008 presented in Brazilian reais.

Because it is expected that, following the Stock Swap Merger, Aracruz will be deregistered under the Exchange Act and will thereafter no longer file Annual Reports on Form 20-F, Aracruz has not prepared U.S. GAAP financial statements for any period after December 31, 2008. As a result, for the six-month period ended June 30, 2009, we have included in this prospectus the Brazilian GAAP financial statements and financial information of Aracruz for the six-month periods ended June 30, 2009 and 2008 presented in Brazilian reais, which are the financial statements that Aracruz has been required to provide in Brazil for such interim period pursuant to the Brazilian Corporation Law and CVM regulations, which financial information has been made publicly available both in Portuguese and in English. For the convenience of the reader, we have also included the following financial information in this prospectus:

•	reconciliation of Aracruz shareholders’ equity and loss for the year prepared under U.S. GAAP to that prepared under Brazilian GAAP as at and for the year ended December 31, 2008 (unaudited); and

•	a narrative description of reconciliating items between U.S. GAAP and Brazilian GAAP applicable to Aracruz Celulose S.A. (unaudited).

Brazilian GAAP differs in certain significant respects from U.S. GAAP and IFRS. Accordingly, the Brazilian GAAP financial statements and financial information presented in Brazilian reais of Aracruz contained in this prospectus differ from the U.S. GAAP financial statements and financial information of the Companies presented in U.S. dollars that also are included in this prospectus. Other than for the reverse reconciliation from U.S. GAAP to Brazilian GAAP of shareholders’ equity and loss of Aracruz for the year ended December 31, 2008, we have made no attempt to identify or quantify the impact of those differences (see “Part Ten: Financial Statements and Related Financial Information: Reconciliation of Aracruz shareholders’ equity and loss for the year prepared under U.S. GAAP to that prepared under Brazilian GAAP as at and for the year ended December 31, 2008 (unaudited)” and “Narrative description of reconciliating items between U.S. GAAP and Brazilian GAAP applicable to Aracruz Celulose S.A. (unaudited)”). We have not prepared in this prospectus a reconciliation from Brazilian GAAP to U.S. GAAP or IFRS, for any other period of any financial statements or financial information of either VCP or Aracruz presented in this prospectus been prepared for the purpose of this prospectus or for any other purpose. Investors should consult their own professional advisors for an understanding of the differences between Brazilian GAAP and U.S. GAAP or IFRS, and how those differences might effect the financial information included herein.

We present information in this prospectus reflecting the effect of the acquisition of control of Aracruz by VCP in the first half of 2009, or the Aracruz Acquisition, which resulted in our fully consolidating the results of Aracruz in our financial statements since January 21, 2009. However, financial and other data included in this prospectus regarding VCP and its consolidated subsidiaries as of December 31, 2008 and earlier dates and for periods ended on December 31, 2008 and earlier dates is historical in nature and does not give pro forma effect to the Aracruz Acquisition, other than information specifically identified as pro forma in nature under the caption “Part Two: Summary Unaudited Pro Forma Consolidated Condensed Financial Information” or except as otherwise noted.

Information in this prospectus is presented without giving effect to the sale of the Guaíba unit, which we expect will be completed during December 2009. See “Part Five: Information on VCP and Aracruz—Recent Developments.”

Each of VCP and Aracruz maintains its books and records in reais.

VCP’s Financial Statements

The financial information of VCP contained in this prospectus has been derived from the respective records and financial statements of VCP, and includes VCP’s:

•

audited consolidated financial statements prepared in accordance with U.S. GAAP as of December 31, 2008 and 2007 and for each of the years ended December 31, 2008, 2007 and 2006 included herein in “Item 18. Financial Statements” of the Annual Report on Form 20-F/A of VCP for the year end December 31, 2008, filed on October 28, 2009, amending the Form 20-F filed on June 30, 2009; and

•

unaudited interim consolidated financial information prepared in accordance with U.S. GAAP as of June 30, 2009 and December 31, 2008 and for each of the three and six-month periods ended June 30, 2009 and 2008.

The U.S. dollar amounts for the periods presented have been remeasured (translated) from reais, which is VCP’s functional currency, in accordance with the criteria set forth in Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation,” or SFAS No. 52. VCP has translated all assets and liabilities into U.S. dollars at the then-current exchange rate (June 30, 2009: U.S.$1.00:R$1.7781; December 31, 2008: U.S.$1.00:R$2.3370; December 31, 2007: U.S.$1.00: R$1.7713; December 31, 2006: U.S.$1.00:R$2.1380), and all accounts in the interim statement of operations and cash flows at the average rates of exchange in effect during the periods/years. The translation adjustments are made directly to the Cumulative Translation Adjustment—CTA account in shareholders’ equity.

Aracruz’s Financial Statements

The financial information of Aracruz contained in this prospectus has been derived from the records and financial statements of Aracruz, and includes Aracruz’s:

•

audited consolidated financial statements prepared in accordance with U.S. GAAP and presented in U.S. dollars as of December 31, 2008 and 2007 and for each of the years ended December 31, 2008, 2007 and 2006 included herein in Item 18. Financial Statements of the Annual Report on Form 20-F of Aracruz for the year end December 31, 2008; and

•

unaudited consolidated financial statements prepared in accordance with Brazilian GAAP and presented in Brazilian reais as of June 30, 2009 and March 31, 2009 and for the six-month periods ended June 30, 2009 and 2008

Through to December 31, 2008, Aracruz, used the U.S. dollar as its functional currency for the purpose of its U.S. GAAP financial statements because, in the opinion of the Aracruz’s Board of Directors and management, the U.S. dollar was the currency in which it principally operated and its primary unit of economic measure. Starting in 2009, as the control of Aracruz was transferred to VCP, and as part of the integration of the businesses of the two companies, Aracruz changed its functional currency for U.S. GAAP purposes to the real for purposes of preparing its financial statements which were consolidated by VCP since January 21, 2009.

The U.S. GAAP U.S. dollar amounts for the periods presented have been remeasured (translated) from reais in accordance with the criteria set forth in SFAS No. 52. Through December 31, 2008, remeasurement gains and losses were recognized in the statement of operations and non-monetary assets and liabilities (such as inventory and fixed assets) were converted at the historical exchange rate rather than at the end of period exchange rate. The impact of the exchange variation of the real in relation to the U.S. dollar on Aracruz’s monetary assets and liabilities denominated in reais in 2008 was a net gain of U.S.$71 million (U.S.$1 million in 2007 and U.S.$8 million in 2006). The exchange rates at December 31, 2008, 2007 and 2006 were, respectively, U.S.$1:R$2.3370, U.S.$1:R$1.7713 and U.S.$1:R$2.1380.

For statutory filing purposes in Brazil, Aracruz prepares and presents its financial statements in accordance with Brazilian GAAP presented in Brazilian reais, which are based on:

•

(1) Brazilian Law No. 6,404/76 (Brazilian Corporation Law), as amended by Brazilian Law No. 9,457/97 and Brazilian Law No. 10,303/01, for financial information as of and for the years ended December 31, 2007 and 2006 and as of and for the six-month period ended June 30, 2008 and (2) for the financial statements as of and for the year ended December 31, 2008, and thereafter complemented and amended by Brazilian Law No. 11,638/07;

•	the rules and regulations of the CVM; and

•

(1) the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil), or the IBRACON, the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or the CFC, for financial information as of and for the years ended December 31, 2007 and 2006 and as of and for the six-month period ended June 30, 2008 and (2) for the financial statements as of and for the year ended December 31, 2008 and thereafter, the Brazilian Accounting Standards Setting Board (Comitê de Pronunciamentos Contábeis), or the CPC.

The accounting rules introduced by Brazilian Law No. 11,638/07 and by the CPC became effective for the year-end financial statements prepared relating to any fiscal year starting as of or after January 1, 2008 and have been applied to the financial statements as of and for the year ended December 31, 2008 and for the six-month period ended June 30, 2009. However, the financial information as of and for the six-month period ended June, 2008 was prepared in accordance with Brazilian GAAP in effect on December 31, 2007 and does not include the new accounting standards introduced by Brazilian Law No. 11,638/07. Accordingly, the financial information for the six-month period ended June 30, 2008 is not fully comparable to the financial information for the six-month period ended June 30, 2009.

Selected Historical and Pro Forma Financial Data

Selected Historical Financial Data

The following information is provided to aid you in your analysis of the financial aspects of the Stock Swap Merger. The historical information below is only a summary derived from the following financial statements included in this prospectus: the U.S. GAAP audited consolidated financial statements of VCP and Aracruz as of December 31, 2008 and 2007 and for the three years ended December 31, 2008, 2007 and 2006 and the unaudited three and six-month consolidated financial statements of VCP as of and for June 30, 2009 and December 31, 2008 and for the three and six-month periods ended June 30, 2009 and 2008. Brazilian GAAP unaudited consolidated financial statements of Aracruz as of June 30, 2009 and March 31, 2009 and for the six-month periods ended June 30, 2009 and 2008 presented in Brazilian reais. A summary of the historical financial data for VCP and Aracruz is provided below for the five years ended December 31, 2008, 2007, 2006, 2005 and 2004 and for the six-month periods ended June 30, 2009 and 2008.

The consolidated financial information as of June 30, 2009, March 31, 2009 and June 30, 2008 and for the three and six-month periods ended June 30, 2009 and 2008 is unaudited. This consolidated financial information includes all adjustments consisting of normal recurring adjustments, which in the opinion of VCP and Aracruz management, are necessary for the fair presentation of the financial position, results of operation and cash flows for the respective interim periods presented.

Our results for the three and six-month periods ended June 30, 2009 are not necessarily indicative of the results to be reported by us for the entire year ending December 31, 2009.

Selected Historical Financial Data of VCP – U.S. GAAP

	Six months ended June 30,		Year ended December 31,
	2009(6)	2008	2008	2007		2006		2005		2004
	(U.S.$ in millions, unless otherwise indicated)
STATEMENT OF OPERATIONS DATA
Net operating revenues
Export sales	1,039	365	645		624		632		566		498
Domestic sales	278	352	721		709		685		564		512

Total net operating revenues	1,317	717	1,366		1,333		1,317		1,130		1,010
Operating costs and expenses
Cost of sales	1,104	471	934		887		813		654		518
Selling, marketing, general and administrative	177	113	215		202		199		193		161
Gain on exchange of assets, net	—	—	—		(955)		—		—		—
Gain on remeasurement of original investment in Aracruz	(514)	—	—		—		—		—		—
Other, net	(1)	7	17		13		20		36		6

Operating income	551	126	200		1,186		285		247		325

Non-operating income (expenses):
Financial income (expenses), net	69	(57)	(78)		91		18		(40)		(29)
Foreign exchange gain (loss) and unrealized gain (loss) on swap, net	503	132	(593)		214		(4)		(5)		12
Income (loss) before taxes on income and equity in affiliates	1,123	201	(471)		1,491		299		202		308

Income tax (expense) benefit	(403)	(26)	198		(56)		(4)		8		(36)
Deferred income tax expense on gain on exchange of assets	—	—	—		(327)		—		—		—

Income (loss) before equity in affiliates	720	175	(273)		1,108		295		210		272
Equity in earnings (losses) of affiliates	7	34	(132)		113		77		54		31

Consolidated net income (loss)	727	209	(405)		1,221		372		264		303

Less: net income attributable to noncontrolling interest	(159)	—	—		—		—		—		—

Net income attributable to shareholders of VCP	568	209	(405)		1,221		372		264		303

Net income applicable to preferred stock	305	104	—		618		188		124		143
Net income (loss) applicable to common stock	263	105	(405)		603		184		140		160

Net income (loss) attributable to shareholders of VCP	568	209	(405)		1,221		372		264		303

Basic and diluted earnings (losses) per share or ADR (in U.S. dollars)(1)
Preferred	2.47	1.09	—		6.28		1.97		1.46		1.67
Common	2.24	0.99	(3.83)		5.71		1.79		1.33		1.51
Weighted average number of shares outstanding (in thousands)
Preferred	123,745	96,920	96,888		98,444		92,240		85,451		85,773
Common	117,433	105,702	105,702		105,702		105,702		105,702		105,702
Dividends and interest attributable to equity per share (in U.S. dollars)(2)
Preferred	—	—	—	U.S.$	0.70	U.S.$	0.80	U.S.$	0.45	U.S.$	0.58
Common	—	—	—		0.64		0.72		0.41		0.52

	As of June 30, 2009(6)		As of December 31,
			2008		2007		2006		2005		2004
	(U.S.$ in millions)
BALANCE SHEET DATA
Cash and cash equivalents	U.S.$	1,210	U.S.$	280	U.S.$	565	U.S.$	405	U.S.$	261	U.S.$	151
Trading securities		252		43		—		—		—		—
Available for sale securities		40		—		176		365		446		—
Held-to-maturity investments(3)		79		—		—		—		—		278
Property, plant and equipment, net		9,314		3,866		3,916		1,945		1,758		1,443
Investment in affiliates and goodwill(4)		3,091		289		1,009		900		596		249
Total assets		16,272		5,230		6,405		4,404		3,731		2,644
Short-term debt(5)		600		438		211		242		132		79
Long-term debt, including current portion		5,622		1,649		1,353		1,299		1,364		866
Shareholders’ equity		5,861		2,525		3,883		2,275		1,737		1,498

(1)	Based on the weighted average number of shares outstanding for each period. Following the reverse stock split of our shares and ADSs on October 18, 2004, we have retrospectively adjusted all shares and ADS data to reflect the reverse split. For additional information on earnings per share, see Note 2(1) to our audited consolidated financial statements and “Item 5A—Operating Results.”

(2)	Dividends and interest attributable to equity paid per shares in U.S. dollars. Dividends and interest attributable to equity per share were adjusted to reflect the reverse stock split that occurred in October 2004.

(3)	Includes current and non-current portions.

(4)	At June 30, 2009, includes goodwill of U.S.$2,323 million and U.S.$158 million relating to investments in Aracruz and Ripasa S.A. Celulose e Papel, or Ripasa, respectively.

(5)	Excludes current portion of long-term debt.

(6)	As a result of the acquisition of control and consolidation of Aracruz in the six-month period ended June 30, 2009, the financial information for this period is not directly comparable with the other periods provided.

Selected Historical Financial Data of Aracruz – U.S. GAAP

	Year ended December 31,
	2008		2007		2006		2005		2004
	(U.S.$ in millions, unless otherwise indicated)
STATEMENT OF OPERATIONS DATA
Operating Revenues
Domestic	152		137		77		62		66
Export	2,000		2,007		1,845		1,469		1,257

Gross operating revenues	2,152		2,144		1,922		1,531		1,323
Sales taxes and other deductions	(241)		(260)		(241)		(186)		(156)

Net operating revenues	1,911		1,884		1,681		1,345		1,167
Operating costs and expenses	—		—		—		—		—
Cost of sales	1,338		1,191		1,038		784		700
Selling, marketing, general and administrative	153		138		131		98		85
Other, net	78		(39)		13		16		25
Operating income	342		594		499		447		357
Non-operating (income) expenses
Financial income	2094		(168)		(182)		(125)		(56)
Financing expense	113		101		150		137		120
Gain on currency remeasurement, net	(71)		(1)		(8)		(21)		(16)
Other, net	—		—		—		—		—
Income before taxes on income, minority interest and equity in results of affiliated companies	(1793)		662		539		457		309
Income tax expense
Current	34		41		31		71		43
Deferred	(524)		156		39		1		28
Total income tax expense (benefit)	(490)		197		69		72		70
Minority interest	1		(11)		(1)		(0)		(0)
Equity in (earning losses) of affiliated companies	64		(32)		(14)		(44)		(12)

Net income (loss)	(1,239)		422		455		341		227

Basic and diluted earnings (losses) per share in U.S. dollars
Common	(2.84)		0.39		0.42		0.31		0.21
Class A Preferred	0.09		0.43		0.46		0.34		0.23
Class B Preferred	0.09		0.43		0.46		0.34		0.23
Dividends and interest attributable to equity per share (in U.S. dollars)(2)
Common	0.11 0.08	(10) (11)	0.08 0.14	(8) (9)	0.06 0.13	(6) (7)	0.05 0.12	(4) (5)	0.11 0.08	(2) (3)
Class A Preferred	0.12 0.09	(10) (11)	0.08 0.16	(8) (9)	0.07 0.15	(6) (7)	0.06 0.13	(4) (5)	0.12 0.09	(2) (3)
Class B Preferred	0.12 0.09	(10) (11)	0.08 0.16	(8) (9)	0.07 0.15	(6) (7)	0.06 0.13	(4) (5)	0.12 0.09	(2) (3)
Weighted average number of shares outstanding (in thousands)
Common	454,908		454,909		454,908		454,908		454,908
Class A Preferred	27,957		36,933		38,015		38,022		38,074
Class B Preferred	547,723		538,747		537,665		537,739		537,711

Total	1,030,588		1,030,588		1,030,588		1,030,669		1,030,693

(1)	Holders of Class B Preferred Shares have no dividend preference. Holders of Class A Preferred Shares are entitled to an annual preferential dividend.

(2)	Including the dividend declared on April 29, 2004.

(3)	Including the interest attributable to equity declared on October 19, 2004 and November 16, 2004, respectively. The interest attributable to equity was attributed to the mandatory dividend relating to the 2004 fiscal year, which was declared on April 29, 2005.

(4)	Including the dividend declared on April 29, 2005.

(5)	Including the interest attributable to equity declared on April 19, 2005, May 19, 2005, June 20, 2005 and December 20, 2005, respectively. The interest on shareholders equity was attributed to the mandatory dividend relating to the 2005 fiscal year, which was declared on April 28, 2006.

(6)	Including the dividend declared on April 28, 2006.

(7)	Including the interest attributable to equity declared on March 23, 2006, June 20, 2006, September 19, 2006 and December 22, 2006, respectively. The interest on shareholders equity was attributed to the mandatory dividend relating to the 2006 fiscal year, which was declared on April 24, 2007.

(8)	Including the dividend declared on April 24, 2007.

(9)	Including the interest attributable to equity declared on March 21, 2007, June 19, 2007, September 18, 2007 and December 21, 2007, respectively. The interest attributable to equity was attributed to the mandatory dividend relating to the 2007 fiscal year, which was declared on April 30, 2008.

(10)	Including the dividend declared on April 30, 2008

(11)	Including the interest attributable to equity declared on March 18, 2008 and June 20, 2008, respectively. No dividends were declared relating to the 2008 fiscal year.

	As of December 31,
	2008	2007	2006	2005	2004
	(U.S.$ in millions)
BALANCE SHEET DATA
Cash and cash equivalents	60	53	48	34	36
Short-term investments	369	440	531	522	412
Accounts receivables, net	289	362	286	253	208
Inventories	310	225	203	174	126
Other current assets	166	175	133	112	50
Property, plant and equipment, net	3,009	2,519	2,151	2,069	2,134
Investment in affiliated company	556	415	325	299	274
Goodwill	192	192	192	207	207
Other non-current assets	448	247	127	95	82

Total assets	5,399	4,628	3,996	3,764	3,530

Short-term debt	346	100	90	292	153
Derivative instruments	38	—	—	—	—
Other current liabilities	220	231	197	193	122
Long-term debt	3,567	1,312	1,155	1,010	1,223
Derivative instruments	23	—	—	—	—
Other long-term liabilities	268	598	352	304	218
Share capital	1,410	1,410	909	909	909
Other shareholders’ equity accounts	(473)	977	1,293	1,055	905

Total liabilities and shareholders’ equity	5,399	4,628	3,996	3,764	3,530

Selected Historical Financial Data of Aracruz – Brazilian GAAP

	Six months ended June 30,
	2009(1)	2009(2)(3)	2008(2)
	(U.S.$, in millions unless otherwise indicated)	(in millions of reais, unless otherwise indicated)
STATEMENT OF OPERATIONS DATA
Gross operating revenues	956	1,865	2,054
Sales taxes and other deductions	(67)	(130)	(225)

Net operating revenues	889	1,735	1,829
Operating costs and expenses
Cost of sales	(754)	(1,472)	(1,251)
Selling, marketing, general and administrative	(78)	(153)	(150)
Other, net	15	29	(87)

Operating income before equity in investees and financial results	72	139	341
Equity in (earning losses) of affiliated companies	—	(1)	(1)
Financial results(4)	432	843	243

Income before taxes on income and minority interest	504	981	583
Income tax expense	(184)	(360)	(151)
Minority interest	(5)	(10)	(2)

Net income	315	611	430

Number of outstanding shares at period end (in thousands)	1,030,588	1,030,588	1,030,588

Earnings per share	0.30385 (6)	0.59300 (5)	0.41739 (5)

	As of June 30, 2009	As of June 30, 2009 (2)	As of March 31, 2009
	(U.S.$, in millions, unless otherwise indicated)	(in millions of reais, unless otherwise indicated)
BALANCE SHEET DATA
Current assets
Cash and cash equivalents	96	188	213
Trade account receivable	297	580	722
Other receivables	163	318	310
Inventories	244	475	567
Debt securities	216	421	683
Assets available for sale	50	97	—
Derivatives	15	29	—
Other	18	35	41
Long-term assets
Trade account receivable	16	32	35
Suppliers	151	295	295
Recoverable taxes	59	116	114
Deferred taxes	222	434	829
Due from related parties	5	9	—
Escrow deposits	12	23	21
Other	10	19	22
Investments	10	19	19
Property, plant and equipment	3,833	7,480	7,636
Intangible assets	37	73	74

Total assets	5,454	10,644	11,580

Current liabilities
Loans and financing	473	922	1,111
Trade accounts payable	106	208	245
Taxes payable	21	42	36
Dividends payable	1	1	2
Provisions	28	54	46
Due to related parties	13	25	48
Other	2	4	6
Noncurrent liabilities
Loans and financing	3,708	7,237	8,533
Labor contingencies	12	23	24
Tax contingencies	227	444	438
Other	45	87	116
Minority interest	11	22	10
Shareholders’ equity	807	1,574	965

Total liabilities and shareholders’ equity	5,454	10,644	11,580

(1)	Solely for the convenience of the reader, Brazilian real amounts as of June 30, 2009 and for the six-month then period ended have been translated into U.S. dollars at the exchange rates as of June 30, 2009 of R$1.9516 to U.S.$1.00. See “—Exchange Rates” for further information about recent fluctuation in exchange rates.

(2)

Aracruz prepared its Brazilian GAAP financial information for the six-month period ended June 30, 2008 based on the Brazilian Corporation Law in force through December 31, 2007, as permitted by Brazilian GAAP and the CVM. The financial information prepared as of March 31, 2009 and June 30, 2009 and for the six-month period ended June 30, 2009 was prepared based on the Brazilian Corporation Law as amended by Brazilian Law No. 11.638/07 and the accounting standards in force promulgated by the CPC. Accordingly the financial information presented under Brazilian GAAP for 2009 is not fully comparable with prior periods presented. See “—Presentation of Financial Information.”

(3)	Pursuant to Brazilian Law No, 11,638/07 and the CPC, beginning in 2009, goodwill is no longer amortized under Brazilian GAAP.

(4)	Includes reversal of interest attributable to equity.

(5)	In Brazilian reais.

(6)	In U.S. dollars.

Unaudited VCP Pro Forma Consolidated Financial Data under U.S. GAAP

The following unaudited pro forma condensed financial information of VCP and its subsidiaries has been prepared to assist in analyzing (1) the financial effects of the acquisition of the additional equity interests in Aracruz, (2) the disposition of the Guaíba unit, including plant and timberlands, and Aracruz Riograndense, and (3) the Stock Swap Merger. The unaudited pro forma condensed consolidated financial information was prepared using the U.S. GAAP historical consolidated financial information of VCP and of Aracruz. This information should be read in conjunction with, and is qualified in its entirety by, the U.S. GAAP consolidated financial statements and accompanying notes of VCP and Aracruz included elsewhere in this prospectus.

In January 2009, we acquired control of Aracruz. Following later additional acquisitions of common shares of Aracruz, as of June 30, 2009, we owned 96.49% of the outstanding common shares of Aracruz, and a 42.56% economic interest in its total capital (taking into account outstanding preferred shares). Once the Stock Swap Merger has been completed, we expect to own 100% of the outstanding common shares and a 100% economic interest in the total equity capital of Aracruz. In 2008, our equity shareholding participation in Aracruz was comprised of a 28.0% interest in Aracruz’s common shares and a 12.35% interest in Aracruz’s total equity capital.

On May 27, 2009, BNDESPar, which held 56,880,857 common shares of Aracruz, subscribed to purchase 43,588,699 preferred shares of VCP, utilizing its common shares of Aracruz as purchase currency for the VCP preferred shares, for a total amount of R$ 864 million (equivalent to U.S.$ 438 million at the exchange rate at that date).

On September 16 and 22 and October 8, 2009, Aracruz announced, that it had executed a sales contract with Empresas CMPC S.A. or CMPC, a Chilean pulp and paper company, for the transfer of ownership of assets represented by a pulp mill and a paper plant, land and forests, collectively known as the Guaíba unit, located in the municipality of Guaíba in the State of Rio Grande do Sul, and for the transfer of Aracruz Riograndense, which, in general terms, comprise (1) a pulp mill with annual production capacity of approximately 450,000 tons, (2) a paper plant with annual production capacity of approximately 60,000 tons, (3) land totaling an area of approximately 212,000 hectares (of which 32,000 hectares are leased), as well as (4) licenses and authorizations to implement an expansion project for an additional pulp mill, increasing the annual production capacity of Guaíba unit to 1.75 million tons. The sales price is U.S.$1,430.0 million, with payments required to be made in two installments: the first of which, in the amount of U.S.$ 1,000 million, is to be made upon the closing of the sale, expected to take place on December 15, 2009; and the second, in the amount of U.S.$430 million is required to be made 45 days after the payment of the first installment, and bearing interest at a fixed rate of 7.5% per annum.

The accompanying unaudited pro forma condensed consolidated financial information gives effect to: (1) the acquisitions in January and April 2009 by VCP of additional interests in Aracruz from the Lorentzen, Moreira Salles and Almeida Braga families, which we refer to as the Families, and the Safra family, together referred to in the following tables as the “Aracruz Acquisition”; (2) the disposition of the Guaíba unit and the transfer of Aracruz Riograndense, which we refer to as the “Sale of the Guaíba unit and Aracruz Riograndense”, which pro forma financial information was carved-out of VCP’s accounting records based upon certain assumptions; and (3) acquisitions of minority equity interests in Aracruz, which include an equity interest already received from BNDESPar and the Stock Swap Merger which is expected to be consummated by the end of 2009, together referred to in the following tables as the “BNDESPar Transaction and Stock Swap Merger.”

On May 30, 2009, in order to prepare for an eventual migration of the listing of its common shares to the Novo Mercado listing segment of the BM&FBOVESPA, VCP’s shareholders approved the conversion of all of VCP’s outstanding preferred shares into VCP common shares at the exchange ratio of 0.91 common share for each and every VCP preferred share. This conversion became effective on August 12, 2009, as a result of which VCP now has a single class of stock comprised solely of common shares. The pro forma adjustments contemplate this preferred-to-common stock conversion of VCP.

The unaudited pro forma condensed consolidated financial information is based on the estimates and assumptions set forth in the notes to such information. The unaudited pro forma condensed consolidated financial information is preliminary and is being furnished solely for informational purposes. Although we believe that the unaudited pro forma condensed consolidated financial information is presented based on reasonable assumptions of our management, you should not interpret them as our actual results of operations, as an indication of our future consolidated results, as a basis for the calculation of dividends or for any other purposes. The unaudited pro forma financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of VCP would have been if the Aracruz Acquisition or the Sale of the Guaíba unit and Aracruz Riograndense, or the BNDESPar Transaction and Stock Swap Merger had occurred on the dates assumed, and it is not necessarily indicative of our future consolidated results of operations or consolidated financial position. The unaudited pro forma financial information, for example, does not reflect (1) any integration costs that may be incurred as a result of the Aracruz Acquisition, (2) any synergies, operating efficiencies and cost savings that may result from the Aracruz Acquisition or the Sale of the Guaíba unit and Aracruz Riograndense, (3) any benefits that may be derived from the combined company’s growth projects, or (4) changes in prices and foreign exchange rates subsequent to the dates of the unaudited pro forma condensed consolidated financial information.

The Aracruz Acquisition is subject to the final approval of the Brazilian antitrust authorities. However, Brazilian law permits us to consummate this transaction and the Stock Swap Merger prior to receiving this final approval, unless the Brazilian antitrust authorities issue a writ of prevention blocking the Aracruz Acquisition or requires the parties to enter into an agreement permitting the effects of the Aracruz Acquisition to be reversed, or a reversibility agreement, which by its terms delays the consummation of such transaction. Although we believe that the Brazilian antitrust authorities’ consideration of our acquisition of Aracruz’s control will determine that there are no adverse effects to those competitive conditions or consumers, we can offer no assurances that they will approve our acquisition of Aracruz’s control or that the Brazilian antitrust authorities will not impose conditions on the Aracruz Acquisition.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2009

	VCP Consolidated As Reported	Effect of Stock Swap Merger (Note 2(i)(a))	Sale of Guaíba unit and Aracruz Riograndense Ltda. (Note 2(ii)(a))	Reversal of Goodwill, net of tax (Note 2(ii)(b))	Proceeds from Sale of Guaíba unit and Aracruz Riograndense Ltda., net of tax (Note 2(ii)(c))	VCP Pro Forma
	(U.S.$ in millions)
Assets
Current
Cash and cash equivalents	1,210	—	—	—	1,430	2,640
Trading securities	252	—	—	—	—	252
Held-to-maturity investment	24	—	—	—	—	24
Trade accounts receivable, net	488	—	(53)	—	—	435
Inventories	474	—	(44)	—	—	430
Recoverable taxes	214	—	—	—	—	214
Assets held for sale	40	—	(40)	—	—	—
Deferred taxes	—	—	(1)	—	—	(1)
Other	46	—	—	—	—	46

	2,748	—	(138)	—	1,430	4,040

Non-current
Investment in affiliates, including goodwill	610	—	—	—		610
Other goodwill	2,481	—	—	—		2,481
Property, plant and equipment, net	9,314	—	(1,137)	—		8,177
Intangibles, net	407	—	—	(29)		378

	12,812	—	(1,137)	(29)	—	11,646

Other Assets
Trade accounts receivable, net	17		(5)	—		12
Held-to-maturity investment	55	—	—	—	—	55
Recoverable taxes	117		(7)	—		110
Judicial deposits	181		—	—		181
Advances to suppliers	313	—	(5)	—		308
Others	29	—	—	—		29

	712	—	(16)	—	—	696
Total assets	16,272	—	(1,291)	(29)	1,430	16,382

	VCP Consolidated As Reported	Effect of Stock Swap Merger (Note 2(i)(a))	Sale of Guaíba unit and Aracruz Riograndense Ltda. (Note 2(ii)(a))	Reversal of Goodwill, net of tax (Note 2(ii)(b))	Proceeds from Sale of Guaíba unit and Aracruz Riograndense, net of tax (Note 2(ii)(c))	VCP Pro Forma
	(U.S.$ in millions)
Liabilities and shareholders’ equity
Current
Trade payables	228	—	(14)	—	—	214
Short-term debt	600	—	—	—	—	600
Current portion of long term debt	705	—	—	—	—	705
Deferred income tax	—	—	—	—	44	44
Unrealized loss from cross-currency interest rate swaps	35	—	—	—	—	35
Payroll, profit sharing and related chances	54	—	(4)	—	—	50
Taxes on income and other taxes	23	—	(1)	—	—	22
Payable for acquisition of Aracruz	1,193	—	—	—	—	1,193
Other	33	—	—	—	—	33

	2,871	—	(20)	—	44	2,895

Non-current
Long term debt	4,917	—	—	—	—	4,917
Payable for acquisition of Aracruz	715	—	—	—	—	715
Deferred income tax	971	—	—	—	—	971
Accrued liabilities for legal proceedings	444	—	—	—	—	444
Post-retirement benefits	35	—	—	—	—	35
Other	60	—	—	—	—	60

	7,142	—	(0)	—	—	7,142

Shareholders’ equity
Capital stock	3,831	1,277	—	—	—	5,108
Additional paid-in capital	13			—	—	13
Appropriated earnings	110	—	—	(10)	—	100
Unappropriated retained earnings	1,784	(896)	(1,271)	(19)	1,386	984
Cumulative translation adjustments	117	—	—	—	—	117
Post-retirements benefits	6			—		6

Equity attributable to shareholders of VCP	5,861	381	—	(29)	1,386	6,328
Equity attributable to noncontrolling interest	398	(381)	—	—	—	17

Shareholders’ equity	6,259	—	(1,271)	(29)	1,386	6,345

Total liabilities and shareholders’ equity	16,272	—	(1,291)	(29)	1,430	16,382

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Six-Month Period Ended June 30, 2009

	VCP Consolidated (as reported)	Reversal of Nonrecurring gain and loss (Note 3(i)(a))	Sale of Guaíba unit and Aracruz Riograndense (Note 3(ii)(a))	VCP Pro Forma
	(U.S.$ in millions unless otherwise indicated)
Operating revenues
Export sales	1,039	—	(84)	955
Domestic sales	278	—	(37)	241

Net operating revenues	1,317	—	(120)	1,197

Operating cost and expenses
Cost of sales	(1,104)		98	(1,006)
Selling and marketing	(116)	—	6	(110)
General and administrative	(61)	12	1	(48)
Gain on remeasuring our original investment of Aracruz	514	(514)	—	—
Other operating income (expenses), net	1	—	(11)	(10)

Operating income	551	(502)	(27)	22

Non operating income and expenses
Financial income	641	—	—	641
Financial expenses	(572)	—	—	(572)
Foreign exchange gain, net	503	—	5	508

	572	—	5	577

Income before taxes on income and equity in affiliates	1,123	(502)	(22)	599

Income tax and social contribution
Current	(3)		5	2
Deferred	(400)	171	—	(229)

Income before equity in affiliates	720	(331)	(17)	372
Equity in earnings of affiliates	7	—	—	7

Income from continuing operations	727	(331)	(17)	379

Income from continuing operations—Preferred shares	390			N/A
Income from continuing operations—Common shares	337			379

	727			379

Basic and diluted earnings from continuing operations of VCP—in U.S. dollars
Per preferred share or ADS	3.16			N/A
Per common share	2.87			0.81
Weighted average number of shares outstanding—thousands
Preferred share or ADS	136,119			N/A
Common share	117,433			467,935

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2008

	VCP Consolidated (as reported)	Consolidation of Aracruz (Note 3(i)(b))	Consolidation Adjustment (Note3(i)(d))	Depreciation and Amortization of Tangible and Intangible Assets, net of tax (Note 3(i)(c))	Sale of Guaíba unit and Aracruz Riograndense (Note 3(ii)(a))	VCP Pro Forma
	(U.S.$ in millions unless otherwise indicated)
Operating revenues
Export sales	645	1,785	—	—	(192)	2,238
Domestic sales	721	126	—	—	(97)	750

Net operating revenue	1,366	1,911	—	—	(289)	2,988

Operating cost and expenses
Cost of sales	(934)	(1,338)	—	(105)	182	(2,195)
Selling and marketing	(143)	(88)	—	—	9	(222)
General and administrative	(72)	(65)	—	—	4	(133)
Other operating expenses, net	(17)	(78)	—	(36)	(32)	(163)

	(1,166)	(1,569)	—	(141)	163	(2,713)

Operating income	200	342	—	(141)	(126)	275

Non operating income and expenses
Financial income	149	65	—	1	(1)	214
Financial expenses	(227)	(113)	—	(2)	—	(342)
Foreign exchange loss, net	(593)	73	—	—	4	(516)
Losses on derivative transactions	—	(2,160)	—	—	—	(2,160)

	(671)	(2,135)	—	(1)	3	(2,804)

Loss before taxes on income and equity in affiliates	(471)	(1,793)	—	(142)	(123)	(2,529)

Income tax and social contribution
Current	(2)	(34)	—	—	28	(8)
Deferred	200	524	—	48	10	782

Loss before equity in affiliates	(273)	(1,303)	—	(94)	(85)	(1,755)
Equity in earnings of affiliates	(132)	64	153	(10)	—	75

Loss from continuing operations	(405)	(1,239)	153	(104)	(85)	(1,680)

Loss from continuing operations—Preferred shares	—					—
Loss from continuing operations—Common shares	(405)					(1,680)

	(405)					(1,680)

Basic and diluted loss from continuing operations of VCP—in U.S. dollars
Per preferred share or ADS	—					N/A
Per common share	(3.83)					(3.59)
Weighted average number of shares outstanding—thousands
Preferred share or ADS	96,888					N/A
Common share	105,702					467,935

1.	Basis of Pro Forma Presentation

The Aracruz Acquisition

In January 2009, we increased our equity stake in Aracruz through our acquisition of 28.0% of the common shares of Aracruz from the Families, adding to the 28.0% equity interest we then held in the common shares of Aracruz. This acquisition was followed by our acquisition in April 2009 of an additional 28.0% of the common stock of Aracruz from the Safra family. Following these acquisitions, we owned an 84.0% equity interest in Aracruz’s common shares, equivalent to a 37.1% economic interest in Aracruz’s total capital. These purchases were effected for a total nominal purchase price of R$5,420.0 million (equivalent to U.S.$ 2,302 million, at the January 21, 2009 exchange rate), free of interest or indexation charges, payable in six semi-annual installments through July 2011. The first installment of R$500 million due to each of the Families and the Safra family was paid on January 21, 2009 and April 29, 2009, respectively (equivalent to U.S.$212 million and U.S.$229 million at the exchange rate at each respective date).

On May 17, 2009, BNDESPar, a minority shareholder in both VCP and Aracruz , pursuant to the terms of the February 6, 2009 Extraordinary General Meeting, contributed its common shares of Aracruz, representing 5.51% of Aracruz’s total capital and 12.59% of Aracruz’s common stock, in exchange for preferred shares of VCP, accounting for approximately 10.6% of VCP’s total capital.

On July 1, 2009, we acquired common shares from the remaining minority common shareholders of Aracruz, representing 1.34% of Aracruz’s total capital, equivalent to 3.04% of voting capital through a mandatory change of control tender offer conducted in Brazil only. The terms and conditions of this tender offer were the same as those agreed to with the Families and the Safra family and the value of the offer was 80% of the amount paid to the former controlling shareholders of Aracruz.

On July 17, 2009, the Board of Directors of both VCP and Aracruz announced their approval of a plan to exchange all of the outstanding preferred shares of Aracruz for common shares of VCP at an exchange ratio of one preferred share of Aracruz to 0.1347 common share of VCP. This exchange ratio had been previously reviewed and approved by financial advisors and the Advisory Committees established by each of the respective companies formed for this purpose.

As part of the transaction to acquire control of Aracruz, VID and BNDESPar, effected a non-underwrittencapital increase in VCP conducted in Brazil only. In connection with this capital increase, shareholders of Aracruz, including BNDESPar, were entitled to use the Aracruz common shares they held to subscribe for newly issued shares of VCP. In addition, at the time of this capital increase, BNDESPar subscribed to convertible debentures that were issued by VID, which, in turn, was obligated to invest the net proceeds it received from BNDESPar directly in VCP.

This acquisition has been accounted for as a business combination in the historical financial statements under U.S. GAAP. We have allocated the excess of the purchase price over the net assets acquired to step-up the new basis for the carrying value of the respective assets, including identified intangible assets, and have allocated the balance to goodwill in the pro forma condensed consolidated balance sheet. Management determined the fair value based on an independent third-party appraisal report of these assets as of the closing date of the acquisition, and allocation was made by management based on the tangible and intangible assets and liabilities that existed as of the closing of the acquisition since the change of control and related SFAS No. 141R accounting already occurred in the historical statements, the pro forma impact relate to (1) the asset sale (2) the Stock Swap Merger as it relates to the 2008 Statements of Operations.

The pro forma condensed consolidated balance sheet and statements of operations reflect the pro forma impact of the Aracruz Acquisition as if it had occurred as of June 30, 2009 for the balance sheet and on January 1, 2008 for the statements of operations.

Sale of the Guaíba Unit and Aracruz Riograndense

On October 8, 2009, we entered into an agreement with CMPC for the sale of the Guaíba unit and Aracruz Riograndense.

The sale price that has been agreed for the Guaíba unit and Aracruz Riograndense is U.S.$1,430 million, and the payments are required to be made in two installments, the first of which, for the amount of U.S.$1,000 million, is to be made upon the closing of this transaction, scheduled for December 15, 2009; and the second, for the amount of U.S.$430 million, to be made 45 days after the payment of the first installment, bearing interest at 7.5% per annum.

The pro forma condensed consolidated balance sheet and statements of operations reflect the pro forma impact of the Sale of the Guaíba unit, which includes Aracruz Riograndense, as if it had occurred as of June 30, 2009 for the pro forma balance sheet and on January 1, 2008 for the pro forma statements of operations.

BNDESPar Transaction and Stock Swap Merger

On May 27, 2009, BNDESPar, which held 56,880,857 common shares of Aracruz, subscribed to 43,588,699 preferred shares of VCP, valuing its shares of Aracruz for a total amount of R$ 864 million (equivalent to U.S.$ 438 at the exchange rate at that date).

The BNDESPar transaction and the Stock Swap Merger were accounted on the assumption that the transaction was based on the fair value at May 27, 2009 and October 23, 2009, respectively. The difference between fair market value and book value was recorded in additional paid in capital. Under SFAS No. 160 this transaction has no impact on goodwill since there has been no change of control of Aracruz.

The accompanying unaudited condensed balance sheet and statements of operations reflect the pro forma impact of the Sale of the Guaíba unit and Aracruz Riograndense, the Aracruz Acquisition and the Stock Swap Merger as if they had occurred as of June 30, 2009 for the balance sheet and on January 1, 2008 for the statement of operations.

2.	Unaudited Pro Forma Condensed Consolidated Balance Sheet Adjustments

(i) The Aracruz Acquisition

The acquisitions of our additional interests in Aracruz and the capital increases subscribed by VID and BNDESPar, as described above, were consummated prior to June 30, 2009 and are reflected in our historical consolidated balance sheet as of June 30, 2009, on a partial basis throughout the year. The following adjustments are made assuming the Aracruz Acquisition was effected on January 1, 2008 including the Stock Swap Merger.

(a) Effect of Stock Swap Merger

The partial acquisitions are replaced by a single acquisition event date on January 1, 2008. Therefore previous minority interests in Aracruz are being reversed due to the Stock Swap Merger.

Pursuant to SFAS No.141(R), we have used a recent stock price for determining the value of stock to be issued in a transaction that has not yet consummated. We have used the stock price on the closing of October 23, 2009 of R$28.4 per common share (equivalent to U.S.$16.42 per common share) to determine the fair value of the common stock to be issued in relation to the Stock Swap Merger multiplied by 77,770 thousand common shares (note 3 (iii)) resulting in an estimated pro forma fair value of U.S.$1,277 million.

(ii) Sale of the Guaíba Unit and Aracruz Riograndense

(a) Sale of the Guaíba Unit and Aracruz Riograndense

Adjustment to carve out amounts attributable to the Guaíba unit and Aracruz Riograndense, from the consolidated VCP balances.

(b) Reversal of Goodwill Recorded by VCP on of the Sale of the Guaíba Unit and Aracruz Riograndense

Adjustment to reverse the goodwill recorded in the VCP books on the investment in the Guaíba unit and Aracruz Riograndense, of U.S.$29 million.

(c) Proceeds from the Sale of the Guaíba Unit and Aracruz Riograndense, Net of Tax

This pro forma adjustment is to reflect VCP receiving U.S.$1,430 million in cash for the sale of Guaíba and Aracruz Riograndense. The pro forma gain on the Sale of Guaíba unit and Aracruz Riograndense is approximately U.S.$130 million represented by the proceeds less total net assets disposed of U.S.$1,300 million. The gain is not reflected in the pro forma condensed consolidated statement of operations.

Pro forma adjustment on the proceeds have been made to record the deferred tax timing differences calculated at VCP’s composite statutory rate of 34% on the estimated gain from the sale. Pro forma income tax and social contribution, included in income tax liability, for the period ended June 30, 2009 was U.S.$44 million.

3.	Unaudited Pro Forma Condensed Consolidated Statement of Operations Adjustments

(i) The Aracruz Acquisition

(a) Reversal of Non-Recurring Gain and Loss

Under SFAS 141R once control is obtained the VCP is required to re-measure previously held equity interests to fair value, and record the gain or loss directly in the statement of operations. The gain recognized as a result of remeasuring to fair value VCP’s original 12.35% economic interest in Aracruz recorded in Operating income (expenses) of U.S.$514 million is reversed as this is a non-recurring event.

Transaction costs of U.S.$12 million directly related to the Aracruz Acquisition had been expensed under SFAS No. 141R. These expenses were reversed for pro forma presentation purposes as they will not have a continuing impact.

Pro forma adjustments on the reversal of non-recurring gain and loss have been made to record the deferred tax timing differences calculated at VCP’s composite statutory rate of 34%. Pro forma income tax and social contribution benefits, for the six-month period ended June 30, 2009 totaled U.S.$171 million.

(b) Consolidation of Aracruz

This pro forma adjustment represents the full consolidation of Aracruz in the statement of operations of VCP in 2008 as if the acquisition transaction resulting in the 100% ownership of Aracruz had occurred as of January 1, 2008.

(c) Depreciation and Amortization of Tangibles and Intangibles Assets, Net of Tax

Depreciation and amortization of tangibles and intangibles net of tax.

The pro forma depreciation and amortization expense adjustments are as follows:

•

increase in basis of property, plant and equipment acquired of U.S.$1,165 million amortized based on useful lives on a straight line basis. Pro forma depreciation expense, included in cost of sales, for the year ended December 31, 2008 was U.S.$86 million.

•

increase in basis of intangible assets acquired of U.S.$333 million amortized based on useful lives on a straight line basis. Pro forma amortization expense, included in cost of sales, for the year ended December 31, 2008 was U.S.$36 million.

•

net assets acquired included a favorable contract which committed suppliers of timber to deliver product with a fair value above the book value of the advances to the same suppliers and which resulted in a pro forma adjustment of U.S $144 million, which was included in inventories. Pro forma cost of sales for the year ended December 31, 2008 includes an additional charge of U.S.$19 million for inventories sold representing the allocation for the year based on the appraisal report.

Pro forma adjustments on the purchase accounting have been made to record the deferred tax timing differences calculated at VCP’s composite statutory rate of 34% on the fair value amortization of net assets acquired and liabilities assumed. Pro forma income tax and social contribution, included in income tax benefit, for the year ended December 31, 2008 was U.S.$ 48 million.

The following are the useful lives of the assets depreciated, amortized and depleted on straight line basis following to the Aracruz Acquisition:

Useful lives (in years)
Buildings and improvements	30
Industrial and forest equipment	18
Forest	7
Intangibles	10

(d) Consolidation Adjustment

This pro forma adjustment represents the reversal of equity in loss of Aracruz since Aracruz is now fully consolidated by VCP.

(ii) Sale of the Guaíba Unit and Aracruz Riograndense

(a) Sale of the Guaíba Unit and Aracruz Riograndense

These adjustments are made to reflect the carve-out amounts attributable to the net assets of the Guaíba unit and Aracruz Riograndense to be sold. Management has determined that the sale of these businesses is considered to be probable.

Reversal of PIS, COFINS, Removal of Original Goodwill, and Provisions for Dismantling, Net of Tax

An adjustment was made to remove the original goodwill on the purchase price allocation recorded in the VCP books on the investment in the Guaíba unit and Aracruz Riograndense, of U.S.$29 million for the year ended December 31, 2008. The removal of original goodwill resulted in an adjustment to deferred income tax relating to these adjustments based upon the statutory composite rate of 34% of U.S.$10 million for the year ended December 31, 2008 and subsequently reversed as a tax credit for the six-month period ended June 30, 2009.

The provision for dismantling of the plant in Aracruz Riograndense of U.S.$12 million is no longer required under the present scenario for the Sale of Guaíba unit and Aracruz Riograndense as the purchaser will acquire the unit without the need for dismantling by Aracruz. The original provision was made in the year ended December 31, 2008 and then reversed in the six-month period ended June 30, 2009 and for pro forma presentation purposes is now being reversed in both periods.

Upon the sale of the Guaíba unit and Aracruz Riograndense, VCP’s subsidiary Aracruz will lose the right to offset PIS and COFINS direct tax on revenue credits arising from acquisitions of property, plant and equipment related to this unit. Accordingly, such amounts are written off against cost of sales as pro forma adjustments of U.S.$7 million for the year ended December 31, 2008 based on the assumption the sale was consummated on January 1, 2008. There is no income tax effect on this adjustment.

Per Share Income (Loss) from Continuing Operations

Pro forma per share determinations were based on the pro forma weighted average number of shares of VCP for the periods presented based on the number of shares that will be available following the various transactions, as shown below:

	Number of shares (in thousands)	Six-month period ended June 30, 2009	Number of shares (in thousands)	Year ended December 31, 2008

Pro forma income (loss) from continuing operations (in millions of U.S.$)		379		(1,680)
Number of shares (in thousands)
Preferred shares of VCP
As reported	244,348		95,659
Pro forma conversion of shares (1)	(244,348)		(95,659)

Total pro forma shares/ Weighted average pro forma shares	—	—	—	—

Common shares of VCP
As per reported	167,808		105,702
Pro forma issuance of shares (2)	—		62,106
Pro forma conversion of shares (1)	222,357		222,357
Stock Swap Merger (3)	77,770		77,770

Total pro forma shares/ Weighted average pro forma shares	467,935	467,935	467,935	467,935

Pro forma per share income (loss) from continuing operations per common shares (U.S.$)		0.81		(3.59)

The following describes the share transactions which are assumed to have taken place, for pro forma presentation purposes, through a single acquisition event on the first day of the period being presented.

(1)	On May 30, 2009, an EGM approved the conversion of VCP’s preferred shares into common shares using the ratio of one preferred share is equal to 0.91 common share. On July 1, 2009, VCP acquired common shares from remaining noncontrolling common shareholders of Aracruz following the conclusion of a public tender offer.

(2)	At an Extraordinary General Meeting on February 6, 2009, the shareholders approved the issue of 62,105,263 common shares.

(3)	On July 17, 2009, the Board of Directors of both VCP and Aracruz announced their approval of a plan to exchange all of the outstanding preferred shares of Aracruz for common shares of VCP at the exchange ratio of one preferred share of Aracruz to 0.1347 common share of VCP.

Summary Comparative Per Share Data

VCP has derived its unaudited pro forma condensed consolidated information appearing below from its unaudited pro forma combined financial data appearing elsewhere in this prospectus, and the historical financial statements of VCP and Aracruz included in this prospectus.

You should read the information below together with the historical and pro forma financial data of VCP and Aracruz appearing elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial data appearing below is for illustrative purpose only. VCP and Aracruz may have performed differently had they been a combined entity. You should not rely on this information as being indicative of the actual results of the combined businesses of these companies once the Stock Swap Merger has been consummated.

For more information about historical dividend payments by VCP and Aracruz, see “Part Seven: Shareholder Rights—Information About Historical Dividend Payments.”

	As of and for the year ended December 31, 2008				For the six-month period ended June 30, 2009
	(Historical)		(ProForma)		(ProForma)		(Historical)
USGAAP	VCP	ARACRUZ	VCP	ARACRUZ	VCP	ARACRUZ	VCP
Book value per share (common/preferred) in US$:	12.46	0.91	12.96	1.75	13.55	1.82	25.95
Cash dividends declared per common shares:	—	0.19	—	—	—	—	—
Cash dividends declared per preferred shares:	—	0.21	—	—	—	—	—
Basic and diluted earnings (loss) per share in US$:
Preferred	—	—	—	—	—	—	2.47
Preferred A	—	0.09	—	—	—	—	—
Preferred B	—	0.09	—	—	—	—	—
Common	(3.83)	(2.84)	(3.59)	(0.48)	0.81	0.11	2.24
Weighted average numbers of shares outstanding
(in thousands):
Preferred	96,888	—	—	—	—	—	123,745
Preferred A	—	27,957	—	—	—	—	—
Preferred B	—	547,723	—	—	—	—	—
Common	105,702	454,908	467,935	N/A	467,935	N/A	117,433

(1)	Consistent with guidance provided by Emerging Issues Task Force (EITF) No. 03-06 “Participating Securities and the Two-Class Method under SFAS No. 128, ‘Earnings per Share’”, an entity allocates losses to the preferred shares in periods of net loss if, based on the contractual terms of the participating security, the preferred shares had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses. VCP’s preferred shares do not have a contractual obligation to share in the losses. Accordingly, the loss per share for the year ended December 31, 2008 was allocated only for common shares.

(2)	Relates to the preferred stock of VCP that was converted into VCP common stock on August 12, 2009 (see “Part Five: Information on VCP and Aracruz—Recent Developments”), and to the Aracruz Class B Preferred Shares.

Historical and Pro Forma Share Information

The following table shows the closing prices of the common shares, preferred shares and ADSs of VCP and Aracruz, as applicable, as well as the equivalent value of Aracruz common shares and preferred shares and Aracruz ADSs based on the merger ratios, as of January 19, 2009, the last trading day preceding public announcement of this transaction.

	Actual			Actual		Ratio of exchange	Per share equivalent
	VCP			Aracruz		VCP per Aracruz	Aracruz
Common shares		N/A	(1)	R$	5.60	0.1347	R$	2.18
Preferred Class A		—		R$	14.00	0.1347	R$	2.18
Preferred(2)	R$	16.16		R$	2.65	0.1347	R$	2.18
ADSs	U.S.$	8.14		U.S.$	11.53	1.347	U.S.$	10.96

(1)	The common shares of VCP did not trade until May 30, 2009, the date in which VCP had its preferred stock (a class of stock that was listed on the BM&FBOVESPA and the NYSE in the form of ADSs) converted into VCP common stock, upon which conversion such class of common stock started to trade on the BM&FBOVESPA and the NYSE in the form of ADSs.

(2)	Relates to the preferred stock of VCP that was converted into VCP common stock on August 12, 2009 (see “Part Five: Information on VCP and Aracruz—Recent Developments”), and to the Aracruz Class B Preferred Shares.

We urge you to obtain current market quotations.

Exchange Rates

Brazilian Central Bank Rates

Until March 14, 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market, or the Commercial Market, and the floating rate exchange market, or the Floating Market. On January 25, 1999, the Brazilian government announced the unification of the exchange positions of the Brazilian financial institutions in the Commercial Market and in the Floating Market, leading to a convergence in the pricing and liquidity of both markets.

The Brazilian National Monetary Council (Conselho Monetário Nacional), or CMN, has since then introduced several changes in the Brazilian foreign exchange regime, including: (1) relaxation of rules for the acquisition of foreign currency by Brazilian residents; (2) extension of the period for reporting proceeds derived from Brazilian exports to the Central Bank; (3) permission for exporters to retain their proceeds from exports outside Brazil; and (4) authorization to receive export proceeds in any currency (including reais), regardless of the specific currency registered with the Central Bank, among others.

The following table sets forth the period end, average, high and low Foreign Exchange Market selling rates published by the Central Bank on its electronic information system (Sistema de Informações do Banco Central – SISBACEN), under transaction code PTAX 800 (Consultas de Câmbio), or Exchanged Rate Enquiry, Option 5, Venda (Cotações para Contabilidade), or Rates for Accounting Purposes expressed in reais per U.S. dollar for the periods and dates indicated.

	Reais per U.S. Dollar
Year Ended December 31,	High	Low	Average(1)	Period-end
2004	3.205	2.654	2.926	2.654
2005	2.762	2.163	2.435	2.341
2006	2.371	2.059	2.176	2.138
2007	2.156	1.732	1.948	1.771
2008	2.500	1.559	1.836	2.337

Source: Central Bank

(1)	Represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Month Ended	High	Low	Average(1)	Month-end
April 2009	2.290	2.170	2.206	2.178
May 2009	2.148	1.973	2.061	1.973
June 2009	2.007	1.930	1.958	1.952
July 2009	2.015	1.873	1.933	1.873
August 2009	1.886	1.818	1.845	1.886
September 2009	1.904	1.778	1.820	1.778
October 2009 (through October 23)	1.784	1.704	1.742	1.711

Source: Central Bank

(1)	Represents the average of the exchange rates on the last day of each month during the periods presented.

Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. See “Part Three: Risk Factors—Risks Relating to Brazil.”

PART THREE: RISK FACTORS

In addition to general investment risks and the other information contained in this document, including the matters described under the caption “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following factors to understand the risks associated with the Stock Swap Merger and an investment in the VCP securities that you will receive in connection with this transaction.

Risks Relating to the Stock Swap Merger and the Aracruz Acquisition

The implementation of the Stock Swap Merger may face significant challenges.

Due to our acquisition of common shares of Aracruz during 2009, as of July 1, 2009, or the Aracruz Acquisition, we owned approximately 99.6% of the outstanding common shares of Aracruz. On August 24, 2009, the Stock Swap Merger was approved by the EGMs of each of VCP and Aracruz. Upon completion of the Stock Swap Merger, all of the issued and outstanding Aracruz preferred and common shares not directly or indirectly held by VCP will be exchanged for common shares of VCP, and Aracruz will become a wholly-owned subsidiary of VCP. Since mid-2009, our management began integrating the operations of VCP and Aracruz, a process that will culminate with the unification of the shareholder structure of VCP and Aracruz as a result of the Stock Swap Merger, which we expect to be concluded by the end of 2009.

The implementation of the Stock Swap Merger may present significant challenges, including unanticipated costs and delays, shareholder or creditor opposition, regulatory interference and excessive diversion of our management’s attention from the day-to-day management of our operating activities. If our senior management is unable to efficiently implement the Stock Swap Merger, our business could suffer. We cannot guarantee that our management will successfully or cost-effectively implement the Stock Swap Merger.

We expect the implementation of the Stock Swap Merger to simplify our corporate structure and create synergies that will improve our financial condition, thereby improving our access to capital markets and increasing the liquidity of our shareholders’ securities. However, even if our management is able to successfully and cost-effectively implement the Stock Swap Merger, our access to capital markets and the liquidity of our shareholders’ securities will continue to depend upon, among other things, our future performance, market conditions, investor interest and general economic, political and business conditions both in Brazil and abroad.

VCP and Aracruz may have actual or potential conflicts of interest relating to the Stock Swap Merger.

VCP and Aracruz may have actual or potential conflicts of interest because VID and BNDESPar, the controlling shareholders of VCP and the ultimate controlling shareholders of Aracruz, exercise voting control over the Boards of Directors of VCP and Aracruz. In accordance with CVM Practice Bulletin No. 35/08, VCP and Aracruz have each selected three members to constitute their respective Advisory Committees in order to make recommendations to their respective Boards of Directors on the Stock Swap Merger. While the exchange ratio for the Stock Swap Merger was determined in accordance with all applicable laws and regulations in Brazil and was within the ranges recommended by the Advisory Committees, this ratio might have been higher or lower, from the perspective of value to unaffiliated shareholders, than the ratio that could be achieved through arm’s-length negotiations between unrelated parties.

The Brazilian Corporation Law generally imposes on a board of directors a fiduciary duty to assure that contracts with related parties be on arm’s-length terms. Nevertheless, in connection with the Stock Swap Merger, Brazilian law does not (1) establish any specific minimum or maximum exchange ratio, (2) require that the Boards of Directors of VCP or Aracruz formally determine that the terms of the merger as a whole are “fair,” either procedurally or financially, to its non-controlling shareholders, (3) establish any independent advisory committee in connection with the merger, or (4) impose any prohibition or limitation on the voting rights of the controlling shareholder.

The fees of Merrill Lynch will be paid entirely by Aracruz, the fees of Baker Tilly and BBI will be paid entirely by VCP, and the fees of KPMG have been paid by VCP and Aracruz.

The benefits that we expect to achieve from operating as a combined enterprise with Aracruz may not be achieved.

Although we expect that the combined operations of VCP and Aracruz will produce substantial synergies, the integration of two large companies presents significant challenges to management. No assurance can be given that VCP and Aracruz will be able to integrate our operations without encountering difficulties, which may include, among other things, the loss of key employees, diversion of management attention, the disruption of our respective ongoing businesses or possible inconsistencies in standards, procedures and policies. There can also be no assurance as to the extent to which we will be able to produce the synergies that we anticipate from the Aracruz Acquisition or the Stock Swap Merger, or as to the timing for their realization, or as to the expenses that will be incurred in connection with realizing synergy benefits from the Aracruz Acquisition. In particular, it may be difficult for us to realize anticipated cost savings from the combination of the companies’ production facilities. It may also be difficult for us to realize anticipated synergy benefits from the joint acquisition of raw materials, sharing of improved production techniques and integration of administrative departments.

You are being offered a fixed number of VCP common shares and ADSs, which involves the risk of market fluctuations.

You will receive a fixed number of VCP common shares and ADSs in the Stock Swap Merger, rather than a number of VCP common shares and ADSs with a fixed market value. Consequently, the market values of VCP common shares and ADSs, and of the common shares, preferred shares and ADSs of Aracruz at the time of the completion of the Stock Swap Merger, may fluctuate significantly from the date of this prospectus, and the exchange ratio that has been approved for this Stock Swap Merger might not be reflective of current market price ratios of VCP securities relative to Aracruz securities.

Your ownership percentage in VCP will be less than the ownership percentage you currently hold in Aracruz.

Because there are many existing shareholders of VCP, your ownership percentage in VCP shares following the Stock Swap Merger will be less than your existing ownership percentage in Aracruz. Assuming that none of the holders of the Aracruz common shares or Class A Preferred Shares exercises appraisal rights, after the Stock Swap Merger (1) former shareholders of Aracruz, other than VCP and its controlled subsidiaries, will hold as a group approximately 16.6% of the outstanding capital stock of VCP, which is less than the 56.0% of the outstanding capital stock of Aracruz that they currently own in Aracruz and (2) the non-controlling shareholders of VCP will hold as a group 20.4% of the outstanding capital stock of VCP. The controlling shareholders of VCP, which are VID and BNDESPar will own approximately to 63.0% of the VCP common shares after the Stock Swap Merger.

The market price of VCP and Aracruz shares may be adversely affected by arbitrage activities occurring prior to the completion of the Stock Swap Merger.

The market price of VCP and Aracruz shares may be adversely affected by arbitrage activities occurring prior to the completion of the Stock Swap Merger. These sales, or the prospects of such sales in the future, could adversely affect the market price for, and the ability to sell in the market, shares of Aracruz stock before the Stock Swap Merger is completed and VCP shares before and after the Stock Swap Merger is completed. Any adverse effect on the market prices of the Aracruz or VCP securities could adversely affect the cash value that you will receive for any fractional VCP ADSs to which you otherwise would have been entitled in the Stock Swap Merger.

The Stock Swap Merger may not result in the benefits that VCP seeks to achieve, including increased share liquidity.

VCP is undertaking the Stock Swap Merger because it believes that the Stock Swap Merger will provide VCP and Aracruz, and their respective shareholders, with a number of advantages, including providing shareholders of VCP and Aracruz with securities that VCP expects will enjoy greater market liquidity than the securities these shareholders currently hold. However, the Stock Swap Merger may not accomplish these objectives. VCP cannot predict whether a liquid market for the newly issued and existing VCP securities will be maintained. If the Stock Swap Merger does not result in increased liquidity for the securities held by shareholders of VCP and Aracruz, you may experience a decrease in your ability to sell your shares or VCP ADSs compared to your ability to sell the Aracruz shares or ADSs you currently hold.

The VCP securities you receive in the Stock Swap Merger will represent an investment in a different business enterprise from that in which you originally invested as a security holder of Aracruz.

Although VCP operates in some of the same business segments and markets as Aracruz, owning an interest in VCP represents an investment in a different business enterprise than an investment in Aracruz. This is because, among other things, VCP (1) produces and sells certain products, such as paper, that Aracruz does no produce or sell, (2) has a different capitalization than that of Aracruz and is more leveraged than Aracruz, (3) works with certain different clients, suppliers and markets than those of Aracruz and (4) although also a pulp company, generally operates in a different manner than Aracruz and is subject to different risks and potential liabilities than those to which Aracruz is subject.

While it is expected that the shares of VCP will be listed on the BM&FBOVESPA’s Novo Mercado listing segment, there can be no assurance that such listing will occur in a timely fashion, if at all.

Management of VCP has been informed by VCP’s controlling shareholders that, following the Stock Swap Merger, they plan to approve the listing of VCP’s shares on the BM&FBOVESPA’s Novo Mercado listing segment. However, there can be no assurance as to whether such listing will occur in a timely fashion, if at all. Delays to complete the Novo Mercado listing of VCP’s shares may occur for a number of reasons, including VCP’s impossibility to meet the corporate governance standards of the BM&FBOVESPA’s Novo Mercado listing segment or our controlling shareholder’s decision to abandon the listing application altogether. Delays or failure to list on the BM&FBOVESPA’s Novo Mercado listing segment may adversely affect the trading price of shares of VCP’s shares and prevent shareholders from enjoying the enhanced corporate governance standards of the BM&FBOVESPA’s Novo Mercado listing segment.

The Brazilian antitrust authorities could impose costly or restrictive conditions on the approval of the Aracruz Acquisition.

The Aracruz Acquisition is subject to the final approval of the Brazilian antitrust authorities. However, Brazilian law permits us to consummate this transaction and the Stock Swap Merger prior to receiving final approval, unless the Brazilian antitrust authorities issue a writ of prevention blocking the Aracruz Acquisition or requires the parties to enter into an agreement permitting the effects of the Aracruz Acquisition to be reversed, or a reversibility agreement, which by its terms delays the consummation of such transaction. We, together with Aracruz, submitted the terms and conditions of the transaction for review by the antitrust authorities in August 2008. The antitrust authorities will determine whether the transaction negatively impacts competitive conditions in the markets in which we compete or adversely affects consumers in these markets. The filing covers our successive acquisitions of equity interests in Aracruz.

To date, the antitrust authorities have neither issued a writ of prevention nor requested the companies to execute a reversibility agreement. The antitrust filing is currently under the analysis of the Brazilian Secretariat of Economic Control of the Department of Finance and the final decision is expected to be issued prior to April 2010.

Any action by the Brazilian antitrust authorities to not approve the Aracruz Acquisition or to impose conditions or performance commitments on us as part of the approval process for the transaction could materially and adversely affect our business, negatively affect our financial performance and the trading price of our ADSs and prevent us from achieving the anticipated benefits of our acquisition of Aracruz’s control.

There is no clear guidance under Brazilian law regarding the income tax consequences to investors resulting from a transaction such as the Stock Swap Merger.

There is no specific legislation, nor administrative or judicial precedent regarding the income tax consequences to investors resulting from a transaction such as the Stock Swap Merger. VCP believes that there are reasonable legal grounds to sustain that the receipt (resulting from the Stock Swap Merger), by a non-Brazilian holder of ADSs or by a U.S. person, of common shares or preferred shares registered as a foreign portfolio investment under Resolution 2,689/00 of the Brazilian National Monetary Council (Conselho Monetário Nacional), or CMN, or as a foreign direct investment under Brazilian Law No. 4,131/62, would not be subject to income tax pursuant to Brazilian tax law. However, this position may not prevail, in which case Aracruz would be liable to the Brazilian tax authorities for withholding and collecting the taxable capital gains of shareholders resident abroad. While such shareholders would not be directly liable to Brazilian tax authorities, Aracruz would be entitled to reimbursements from them.

The capital gain arising from a disposition of VCP shares registered as a direct foreign investment in Brazil under Law No. 4,131/62 could be calculated based on the historical amount in Brazilian currency of the investment, rather than the amount in foreign currency registered with the Central Bank of Brazil.

There is uncertainty concerning the currency to be used for the purposes of calculating the cost of acquisition of shares registered with the Central Bank of Brazil as a direct investment under Law No. 4,131/62. Even though a recent precedent of a Brazilian administrative court supports the view that capital gains should be based on the positive difference between the cost of acquisition of the shares in the applicable foreign currency and the value of disposition of those shares in the same foreign currency, tax authorities are not bound by such precedents.

Risks Relating to our Business and the Pulp and Paper Industry

The market prices for our products are cyclical.

The prices we are able to obtain for our products depend on prevailing world prices for market pulp and paper. World prices have historically been cyclical and subject to significant fluctuations over short periods of time depending on a number of factors, including:

•	worldwide demand for pulp products and domestic demand in Brazil for paper products;

•	worldwide and domestic production capacity and inventories;

•	the strategies adopted by major pulp and paper producers; and

•	the availability of substitutes for our products.

All of these factors are beyond our control.

Over the last three years, BEKP average list prices in the United States and Europe have fluctuated from U.S.$680 and U.S.$642 per ton, respectively, in 2006, to U.S.$818 and U.S.$782 per ton in 2008 in these regions. For the six months ended June 30, 2009, BEKP average list prices in the United States and Europe were U.S.$604 and U.S.$542 per ton, respectively. Price fluctuations occur not only from year to year but also within a given year as a result of global and regional economic conditions, capacity constraints and mill openings and closures, and supply of and demand for both raw materials and finished products, among other factors. For example, in 2008, the combination of a favorable pulp market showing robust demand through August 2008, particularly in China and Europe, supply reductions caused by the low level of world inventories, high-cost capacity closures and few capacity additions, environmental issues, and wood shortages contributed to multiple price increases of U.S.$20-40 per ton in each region. During the remaining four-month period of 2008, prices declined significantly due to lower demand caused by the onset of the worldwide financial crisis.

Discounts from list prices are frequently granted by sellers to significant purchasers. Although we have long-term relationships with many of our customers, no assurance can be given that the prices for pulp or paper will stabilize or not decline further in the future, or that demand for our products will not decline in the future. As a result, no assurance can be given that we will be able to operate our production facilities in a profitable manner in the future. A significant decline in the price of one or more of our products could have a material adverse effect on our net operating revenues, operating income and net income.

A slowdown due to the global economic slowdown may adversely affect demand and price for our products.

Demand for our pulp products is directly linked to overall economic activity within those international markets in which we sell our products. Demand for our paper products is directly linked to overall economic activity in Brazil. A continued decline in the level of activity in either the domestic or the international markets within which we operate could adversely affect both the demand for and the price of our products and have a material adverse effect on us.

The deterioration of Brazilian and global economic conditions could, among other things:

•	Further negatively impact global demand for pulp, or further lower market prices for our products, which could result in a continued reduction of our sales, operating income and cash flows;

•	make it more difficult or costly for us to obtain financing for our operations or investments or to refinance our debt in the future;

•	cause our lenders to make it more difficult or expensive for us to obtain any technical or other waivers under our debt agreements to the extent we may seek them in the future;

•

impair the financial condition of some of our customers, suppliers or counterparties to our derivative instruments, thereby increasing customer bad debts or non-performance by suppliers or counterparties;

•	decrease the value of certain of our investments; and

•	impair the financial viability of our insurers.

Our consolidated indebtedness will require that a significant portion of our cash flow be used to pay the principal and interest with respect to that indebtedness.

We have a significant level of indebtedness. In 2008, due to a sharp devaluation of the real against the U.S. dollar, our company and Aracruz suffered significant losses in connection with certain derivative financial instruments. As of June 30, 2009, our total consolidated indebtedness (including amounts due relating to the purchase price of the Aracruz Acquisition) amounted to U.S.$8,130 million, 70% of which represented long-term indebtedness. A significant portion of our long-term indebtedness matures in 2010 and 2011.

Part of our debt strategy over the next few years includes our intention to use a substantial portion of our consolidated cash flow (including from synergies resulting from our acquisition of Aracruz, and from the sale of the Guaíba unit) to pay principal and interest with respect to this indebtedness. We are also attempting to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt through longer-term borrowings and issuing longer-term debt securities. If we are unable to refinance those portions of our indebtedness coming due during the next 12 to 24 months, this may adversely affect our results of operations, cash flows and financial condition.

The level of our indebtedness could have important consequences to the holders of our ADSs, including the following:

•

the debt service requirements of our other indebtedness could make it more difficult for us to make payments of dividends and other distributions to our shareholders, including the holders of our ADSs;

•	our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes could be limited;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness and may not be available for other purposes;

•	our level of indebtedness could limit our flexibility in planning for, or reacting to changes in, our business; and

•	our level of indebtedness could make us more vulnerable in the event of a downturn in our business.

Our exports expose us to political and economic risks in foreign countries.

Our sales outside Brazil, primarily to the United States and certain countries in the European Union and Asia, accounted for 79.4% and 56.3% of our total consolidated gross sales during the six-month period ended June 30, 2009 and the year ended December 31, 2008, respectively. Our exports expose us to risks not faced by companies that limit themselves to operating only in Brazil or any single country. For example, our exports may be affected by import restrictions and tariffs, other trade protection measures, and import or export licensing requirements.

Our future financial performance will depend significantly on economic, political and social conditions in our principal export markets (the United States, the European Union and Asia). Other risks associated with our international activities include:

•	lower global demand for pulp, which could result in a reduction of our sales, operating income and cash flows;

•	changes in foreign currency exchange rates and inflation in the foreign countries in which we operate;

•	exchange controls;

•	changes in a specific country’s or region’s political or economic conditions, particularly in developing markets;

•	adverse consequences deriving from changes in regulatory requirements, including environmental rules and regulations;

•	difficulties and costs associated with complying with, and enforcing remedies under, a wide variety of complex international laws, treaties, and regulations;

•	adverse consequences from changes in tax laws; and

•	distribution costs, disruptions in shipping or reduced availability of freight transportation.

While we attempt to manage certain of these risks through the use of risk management programs, such as derivative instruments, these strategies cannot and do not fully eliminate these risks. An occurrence of any of these events may negatively impact our ability to transact business in certain existing or developing markets and have a material adverse effect on our business.

Price volatility of the real and certain other currencies relative to the U.S. dollar could adversely affect our results of operations, cash flows and financial condition.

We are affected by fluctuations in the real and certain other currencies relative to the U.S. dollar. A substantial portion of our revenues and debt is denominated in U.S. dollars, and changes in exchange rates may result in losses or gains in our net U.S. dollar-denominated indebtedness and accounts payable. Changes in exchange rates resulted in a foreign exchange gain of U.S.$503 million during the six-month period ended June 30, 2009, a net foreign exchange loss of U.S.$593 million in 2008 and a net foreign exchange gain of U.S.$214 million in 2007. In addition, the price volatility of the Brazilian real (and certain other currencies) against the U.S. dollar affects our results because most of our costs of goods sold are denominated in reais, while a substantial portion of our revenues are U.S. dollar-denominated (or otherwise linked to the U.S. dollar). In addition, a key factor in determining prices of market pulp and paper products in the world market is fluctuations in currency exchange rates. Currency fluctuations are expected to continue to affect our financial income, expense and cash flow generation.

Significant volatility in currency prices may also result in disruption of certain countries’ foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The governments of certain countries to which we export may institute restrictive exchange rate policies in the future.

Our business may be adversely impacted by risks related to hedging activities.

We regularly enter into currency hedging transactions in accordance with our risk management policy that cover varying periods of time and have varying pricing provisions.

We are exposed to potential changes in the value of our derivative instruments primarily caused by fluctuations in currency exchange rates and interest rates. These fluctuations may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism. For example, in 2008, we suffered losses due to the sudden depreciation of the real against the U.S. dollar in the second half of 2008, which followed an extended period of appreciation of the real against the U.S. dollar. Aracruz suffered significant losses in 2008 from derivative transactions in a total amount of U.S.$2.13 billion due to the depreciation of the real in the latter half of 2008 and its short position with respect to the U.S. dollar against the real.

In addition, because we account for our derivative instruments using the mark-to-market accounting method in accordance with U.S. GAAP, the mark-to-market value of such instruments may increase or decrease prior to their settlement date and, as a result, we may incur unrealized losses due to factors beyond our control, including certain of the factors described above.

We may be adversely affected by the imposition and enforcement of more stringent environmental regulations that would require us to spend additional funds.

We are subject to stringent federal, state and local environmental laws and regulations in Brazil governing air emissions, effluent discharges, solid wastes, odor and reforestation, and we require permits from governmental agencies for certain of our operations. Changes in these laws and regulations and/or changes in the policies and procedures used to enforce existing laws and regulations could adversely affect us. If we violate or fail to comply with these laws, regulations and permits, we could be fined or otherwise sanctioned by regulators or our permits could be revoked, and our ability to operate could be suspended or otherwise adversely affected. In addition, noncompliance with these laws, regulations and permits could result in criminal sanctions for us and for our employees. We could also be responsible for related environmental remediation costs, which could be substantial.

Brazilian environmental regulations applicable to forests are complex because they are a blended composition of federal and state regulations; requirements and restrictions may vary from state to state. States like Espírito Santo prohibit expansion of eucalyptus forests as a matter of state law. These restrictions are a consequence of pressure from certain social movements and organizations against so-called “green deserts” which include sugar cane plantations for ethanol production and eucalyptus forests.

It is possible that governmental agencies or other authorities will pass new laws or impose additional laws and regulations that are more stringent than the ones currently in force or will seek a more stringent interpretation of existing laws and regulations that would require us to spend additional funds on environmental compliance or limit our ability to operate as we currently do. In addition, these actions could increase the costs associated with renewing existing permits or applying for new ones. There can be no assurance that these additional funds or costs will not be material or that existing permits will be renewed.

In addition, environmental laws and regulations in certain countries may be more stringent than the ones we are subject to in Brazil, which may lead to such countries imposing trade related sanctions against Brazil or our industry. Furthermore, our inability to comply with more stringent foreign environmental laws and regulations may prevent us from seeking lower cost financing from foreign governmental related or multilateral development organizations, which may condition future financing on our compliance with more stringent environmental laws and regulations.

Actions by federal or state legislatures or public enforcement authorities may adversely affect our operations.

In the past, the State of Espírito Santo, where Aracruz has operations, has enacted laws to restrict the planting of eucalyptus forests for purposes of pulp production. Although injunctive relief against those state laws has been obtained, and new state legislation has revoked them, there can be no assurance that similar laws will not be enacted in the future which would impose limitations or restrictions on planting eucalyptus in the region where we operate.

In the second quarter of 2007, a number of non-governmental organizations and the Federal Public Prosecution Office of the State of Rio Grande do Sul brought two Civil Public Suits (Ações Civis Públicas) questioning the validity of the procedures adopted by the State Foundation for Environmental Protection (Fundação Estadual de Proteção Ambiental), or FEPAM, the Rio Grande do Sul state agency for environmental protection, in issuing environmental licenses for eucalyptus plantations in that state. A provisional measure was initially granted, to determine that FEPAM cease to issue environmental licenses for eucalyptus plantations, and so the responsibility for the issuance of such licenses was transferred to the Brazilian Environmental and Natural Resources Institute (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA, the Brazilian environmental institute. The provisional measure was suspended by the Federal Court of the Fourth Region at the request of the Government of State of Rio Grande do Sul. We believe that such suspension will be confirmed by the court’s definitive decision on the merits. However, there can be no assurance that such definitive decision will be favorable to us or that similar suits will not be brought in the future that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

We may be materially adversely affected if operations at the transportation, storage, distribution and port facilities we own or utilize were to experience significant interruptions.

Our operations are dependent upon the uninterrupted operation of transportation, storage, distribution and port facilities that we own or utilize. Operations at facilities that we own or utilize to transport, store, distribute and export our products could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events;

•	strikes or other labor difficulties;

•	other disruptions in means of transportation; and

•	suspension or termination of concessions granted to us or to our commercial partners or independent contractors relating to the right to provide a specific service.

Any significant interruption at these facilities or inability to transport products to or from these facilities (including through exports) or to or from our customers for any reason would materially adversely affect us.

Our insurance coverage may be insufficient to cover our losses, especially in cases of damage to our forests.

Our insurance may be insufficient to cover losses that we might incur. We have comprehensive insurance with leading insurers to cover damages to our facilities caused by fire, general third-party liability for accidents and operational risks, and international and domestic transportation. However, we do not maintain insurance coverage against fire, disease and other risks in connection with a significant portion of our forests. The occurrence of losses or other damages not covered by insurance or that exceed our insurance limits could result in significant unexpected additional costs.

We face significant competition in some of our lines of business, which may adversely affect our market share and profitability.

The pulp and paper industry is highly competitive. In the international pulp market, certain of our competitors may have greater financial strength and access to cheaper sources of capital, and consequently have the ability to support strategic expenditures directed to increase market share. Our market share may be adversely affected if we are unable to successfully continue to expand our production capacity at the same pace as our competitors.

In addition, most markets for pulp are served by several suppliers, often from different countries. Many factors influence our competitive position, including mill efficiency and operating rates and the availability, quality and cost of wood, energy, water, chemicals, logistics and labor, and exchange rate fluctuations. Some of our competitors may have greater financial and marketing resources, and greater breadth of product offerings than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected.

In the domestic paper market, we face competition from international companies that may have greater ability to support strategic expenditures directed to increase market share. Traditionally, imports of paper have not provided substantial competition for us in Brazil due to, among other factors, logistics costs and exchange rates affecting those products. However, the continuing appreciation of the real against the U.S. dollar since the second half of 2008 resulted in increased imports of selected grades of paper, thus increasing competition in this product line.

In addition, downward pressure on the prices of pulp and paper by our competitors may affect our profitability.

Delays in the expansion of our facilities or in building new facilities may affect our costs and results of operations.

As part of our strategy to increase our global market share and improve our competitiveness through greater economies of scale, we may expand our existing production facilities or build one or more new production facilities. The expansion or construction of a production facility involves various risks. These risks include engineering, construction, regulatory and other significant challenges that may delay or prevent the successful operation of the project or significantly increase our costs. Our ability to complete successfully any expansion or new construction project on time is also subject to financing and other risks.

We may be adversely affected because:

•

we may either not be able to complete any expansion or new construction project on time or within budget, or may be required by market conditions or other factors to delay the initiation of construction or the timetable to complete new projects or expansions;

•	our new or modified facilities may not operate at designed capacity or may cost more to operate than we expect;

•	we may not be able to sell our additional production at attractive prices; and

•	we may not have the cash or be able to acquire financing to implement our growth plans.

Any further downgrade in our credit ratings could adversely affect the availability of new financing and increase our cost of capital.

In 2006 and 2007, the risk rating agencies, Fitch Ratings Inc., or Fitch, Moody’s Investor Service, Inc., or Moody’s, and Standard & Poor’s Ratings Group, or S&P, assigned an investment-grade rating to our foreign currency debt under foreign law, thus reducing our average cost of capital.

However, on February 2, 2009, Fitch, Moody’s and S&P reduced our rating to BB+/Negative, Ba1/Negative and BB/Negative, respectively. On October 13, 2009, Fitch reduced our rating to BB/Stable. If our ratings were to be further downgraded by the rating agencies due to any external factor, our own operating performance and/or increased debt levels associated with our acquisition of Aracruz, our cost of capital would likely increase. Any downgrade could also negatively affect our operating and financial results and the availability of future financing.

Our financing agreements include important covenants, including covenants to maintain financial ratios. Any default arising from a breach of such covenants could have a material adverse effect on us.

We are party to several financing agreements that require us and our subsidiary Aracruz to maintain certain financial ratios or to comply with other specific covenants. These financial ratios and covenants, some of which are subject to certain important exceptions, include:

•	limitations on capital expenditures;

•	limitations on incurrence of additional indebtedness;

•	limitations on prepayment of other indebtedness;

•	the maintenance of maximum debt to adjusted EBITDA ratios; and

•	the maintenance of minimum debt service coverage ratios.

Any default on the terms of our financing agreements that is not waived by the relevant creditors may result in a decision by such creditors to accelerate the outstanding balance of the relevant debt. This may also result in the foreclosure on collateral and accelerate the maturity of debts under other financing agreements due to cross-default provisions. Our assets and cash flow may be insufficient to pay the full outstanding balance under such financing agreements, either upon their scheduled maturity dates or upon any acceleration of payments following an event of default. If such events were to occur, our financial condition would be adversely affected.

Unfavorable outcomes in pending litigation may negatively affect our results of operations, cash flows and financial condition.

We are involved in numerous tax, civil and labor disputes involving significant monetary claims. If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts, which could materially adversely affect our results of operations, cash flows and financial condition. For some of these lawsuits, we have not established any provision on our balance sheet or have established provisions only for part of the amounts in question, based on our judgment as to the likelihood of winning these lawsuits. An unfavorable outcome in any of such lawsuits could have a material adverse effect on our results of operations, cash flows and financial condition.

These lawsuits include a securities class action lawsuit filed in November 2008 against Aracruz and certain of its current and former officers and directors in a U.S. federal court purportedly on behalf of persons who purchased Aracruz’s shares and American Depositary Receipts between April 7 and October 2, 2008, which lawsuit Aracruz is defending. The complaint asserts claims for alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act, alleging that Aracruz misrepresented or failed to disclose information in connection with, and losses arising from, certain derivative transactions into which it had entered. The plaintiffs are seeking unspecified compensatory damages and expense reimbursement.

On June 20, 2009, two tax assessments in the amounts of U.S.$536 million and U.S.$45 million were issued by the Brazilian Federal Tax Authority (Secretaria da Receita Federal), or SRF, against our company, with respect to corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, and Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL, on the income resulting from an equity adjustment for investment in foreign controlled companies during the period from 2001 to 2006. Although we consider the expectation of loss under these assessments to be remote and have recorded no provision with respect thereto, an adverse outcome in these proceedings could have a material adverse effect on our results of operations, cash flows and financial condition.

We rely on third parties for some of our technology.

We rely on third parties for the technology that we use to make some of our value-added paper products. For example, Oji Paper Co., Ltd. of Japan, or Oji Paper, has granted us the right to use its technology to manufacture and sell certain thermal papers in Brazil and to sell these products in some other countries. If a third-party licensor of technology that we use were to refuse to continue licensing its technology to us, such refusal could result in a material adverse effect on us.

We may be adversely affected by price volatility of energy inputs.

The effectiveness of our energy matrix planning, composed of black liquor (a byproduct of the pulp production process), electricity, gas and oil, among others, can be placed at risk due to price volatility of these components, and, as a result, such price volatility could have a material adverse effect on us.

Our eucalyptus forests, which are cultivated on large tracts of land, are subject to known and unknown plagues or diseases.

Our forests are cultivated on large tracts of land which have high densities of trees and are very homogeneous (clone-based forests). Such conditions may facilitate events such as:

•	epidemic propagation of some known and unknown diseases or plagues;

•	weakness to adverse climate change; and

•	fire propagation.

If any of these events were to occur, we may be required to substitute wood purchased from third parties for our own wood to maintain our pulp production levels, possibly at a higher price and/or a greater distance from our plants, resulting in higher logistics costs. These conditions would adversely impact our costs. In the worst case scenario, we may be unable to continue our production of pulp due to lack of wood at an economical cost.

Competition for land for use as eucalyptus forests or for other crops, such as soy beans, sugar cane and other commodities, may affect our expansion.

Greater worldwide demand for certain commodities, especially for grains and bio-fuel, may impact our forestry operations in two ways:

•

Greater competition for land could impact its price. Grain and bio-fuel production generally are economically superior to forestry activities, and as a result, prospective increases in land values may inhibit expansion of new forests.

•	For the same reason, we may face difficulties in convincing third-party partners to begin or to expand eucalyptus production for use in the pulp industry.

We conduct certain of our operations through joint ventures that we do not solely control.

In March 2005, VCP and Suzano Bahia Sul Papel e Celulose S.A., or Suzano, acquired control of Ripasa. In September 2008, Ripasa was transformed into a cost and production sharing unit, know as Consórcio Paulista de Papel e Celulose, or Conpacel. Conpacel operates a pulp and paper mill in the city of Americana, State of São Paulo. The members of the consortium have undivided interests in assets, liabilities and operations of the venture. VCP and Suzano each own 50% of the net assets of Conpacel, and each entity is entitled to 50% of Conpacel’s production.

In October 2000, Aracruz acquired a 45% stake in Veracel, a joint venture that operates a pulp plant and forests in the south of the State of Bahia, and increased its equity interest in Veracel to 50% in January 2003. Stora Enso OYJ, or Stora Enso, owns the remaining 50% of the equity interests in Veracel. Aracruz and Stora Enso are party to a shareholders’ agreement with respect to Veracel, pursuant to which they have the right to nominate an equal number of board members. Under this shareholders’ agreement, each shareholder may be required to make capital contributions and, if any of the parties fails to comply with any of its obligations regarding Veracel’s funding needs in connection with a pre-agreed investment and capital contribution plan, the other shareholder shall have the right to require the defaulting shareholder to transfer all of its equity interests in Veracel to the other shareholder at a discounted market value.

In view of our shared control of these entities as described above, we may not unilaterally make major decisions with respect to such entities. With respect to Veracel, if we fail to comply with the terms of the pre-approved investment and capital contribution plan, we may be obligated to sell our interest in Veracel to Stora Enso, which may adversely impact our pulp production volumes and revenues from pulp sales. In addition, the existing contractual arrangements with respect to these entities may constrain our ability to cause Veracel and Conpacel to take actions that would be in our best interests, and may prevent us from refraining them from taking actions that would be adverse to our interests.

If we are unable to manage potential problems and risks related to acquisitions and alliances, our business and growth prospects may suffer. Some of our competitors may be better positioned to acquire other pulp and paper businesses.

We may, as part of our business strategy, acquire other businesses in Brazil or elsewhere or enter into alliances. Our management is unable to predict whether or when any prospective acquisitions or alliances will occur, or the likelihood of a material transaction being completed on favorable terms and conditions. Our ability to continue to expand successfully through acquisitions or alliances depends on many factors, including our ability to identify acquisitions and negotiate, finance and close transactions. Even if we complete future acquisitions, we could fail to successfully integrate the operations, services and products of any acquired company. If we attempt to engage in future acquisitions, we would be subject to certain risks, including that:

•	we could fail to select the best partners or fail to effectively plan and manage any alliance strategy;

•	the acquisitions could increase our costs;

•	our management’s attention could be diverted from other business concerns; and

•	we could lose key employees of the acquired company.

Our failure to integrate new businesses or manage new alliances successfully could adversely affect our business and financial performance. Furthermore, the world pulp and paper industry is undergoing consolidation, and many companies compete for acquisition and alliance opportunities in our industry. Some of our competitors have greater financial and other resources than we do. This may reduce the likelihood that we will be successful in completing acquisitions and alliances necessary for the expansion of our business. In addition, any major acquisition we consider may be subject to regulatory approval. We may not be successful in obtaining required regulatory approvals on a timely basis or at all.

The loss of certain of our customers could cause a significant impact on our results of operations, cash flows and financial condition.

During the six-month period ended June 30, 2009, our twenty largest customers accounted for approximately 73% of our consolidated revenues from pulp sales. If we were unable to replace the sales volumes represented by any of these important customers, the loss of any of these customers could have a material adverse effect on our results of operations, cash flows and financial condition.

We may be subject to labor disputes from time to time that may adversely affect us.

Most of our employees are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements which are subject to periodic renegotiation. We have occasionally experienced brief work slowdowns. In addition, we may not successfully conclude our labor negotiations on satisfactory terms, which may result in a significant increase in the cost of labor or may result in work stoppages or labor disturbances that disrupt our operations. Any such cost increases, work stoppages or disturbances could materially adversely affect us.

Our controlling shareholders have the power to control us and all of our subsidiaries and their interests may conflict with those of other shareholders.

We are jointly controlled by VID and BNDESPar. Our controlling shareholders have the power to control us and all of our subsidiaries, including the power to:

•	elect our directors; and

•

determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any future dividends.

In addition, the BNDES was the creditor with respect to 10.8% of our consolidated indebtedness as of June 30, 2009. As one of our significant shareholders and the subsidiary of one of our important creditors (BNDES), BNDESPar may exercise a significant influence over our business and corporate decisions, and its actions may be influenced by the policies of the Brazilian federal government, which may conflict with the interest of our shareholders and holders of our ADSs.

We currently engage in, and expect in the future to engage in, commercial and financial transactions, from time to time, with our controlling shareholders or their affiliates. Commercial and financial transactions between our affiliates and us create the potential for, or could result in, conflicts of interests.

The sale of the Guaíba Unit may not occur as anticipated.

We have entered into a purchase and sale agreement with CMPC for the sale of the Guaíba unit for an aggregate purchase price of U.S.$1,430 million. We expect that the sale of the Guaíba unit will be completed on December 15, 2009. We intend to use a substantial portion of the proceeds of the sale of the Guaíba unit to pay principal and interest with respect to our indebtedness and reduce our leverage levels.

The closing under the purchase and sale agreement is subject to customary closing conditions. We can offer no assurances that the conditions set forth in the purchase and sale agreement will be met. If the sale of the Guaíba unit pursuant to the terms of the purchase and sale agreement does not occur as scheduled, or at all, the benefits that we expect to achieve through this sale, including the expected reduction in our outstanding debt and our leverage ratio, may be delayed or may not occur.

Risks Relating to Our Common Shares and ADSs

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil and most of our directors and executive officers and our independent registered public accounting firm resides or is based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our ADSs.

Investments in securities, such as the common shares or ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investments in securities of issuers from more developed countries.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell the common shares underlying the ADSs at a price and time at which holders wish to do so. The BM&FBOVESPA had a market capitalization of U.S.$641.7 billion as of June 30, 2009, and an average monthly trading volume of approximately U.S.$36.9 billion for the first three months of 2009.

In comparison, the NYSE had a domestic market capitalization of U.S.$9.8 trillion (excluding funds and non-U.S. companies) as of June 30, 2009. A liquid and active market may never develop for our common shares or ADSs, and as a result, the ability of holders to sell at the desired price or time may be significantly hindered.

Holders of our ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

Holders of ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our bylaws and Brazilian law. Our corporate affairs are governed by our bylaws and the Brazilian law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Under Brazilian law, the rights of a holder of our common shares to protect its interests with respect to actions by us, our directors or executive officers may be fewer and less well-defined than under the laws of other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares or ADSs at a potential disadvantage. In addition, the disclosure required of public companies in Brazil may be less complete or informative than that required of public companies in the United States or in certain other countries.

Holders of our ADSs may not be able to exercise their voting rights.

Holders of our ADSs may only exercise voting rights with respect to their underlying common shares in accordance with the provisions of the deposit agreement for the VCP ADS program, or the VCP Deposit Agreement. Under the VCP Deposit Agreement, ADS holders may only vote by giving voting instructions to the VCP Depositary. Because the VCP Depositary appears on VCP’s share registries and not the ADS holders, such holders are unable to exercise their right to vote without the representation of the VCP Depositary unless they surrender their ADS for cancellation in exchange for our common shares. In addition, pursuant to the VCP Deposit Agreement, the VCP Depositary will only notify our ADS holders of an upcoming vote and arrange to mail proxy cards to those holders if we request the VCP Depositary to do so.

Pursuant to our bylaws, the first call for a shareholders’ meeting must be published at least 15 days in advance of the relevant meeting, and the second call must be published at least eight days in advance of the meeting. As a result, there may not be enough time for ADS holders to surrender their ADSs and withdraw underlying common shares, or for them to receive a proxy card in time to ensure that they can provide the VCP Depositary with voting instructions.

The VCP Depositary and its agents are not liable for failure to mail proxy cards in time for ADS holders to vote the common shares underlying their ADSs or to carry out voting instructions in the manner as instructed or at all. As a result, holders of ADSs may not be able to exercise the voting rights attached to the common shares underlying their ADSs.

An exchange of ADSs for common shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits the VCP Depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution No. 2,689/00 of the CMN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

If holders of ADSs do not qualify under Resolution No. 2,689/00, they will generally be subject to less favorable tax treatment on distributions with respect to our common shares. There can be no assurance that the certificate of registration of the VCP Depositary, or any certificate of foreign capital registration obtained by holders of ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

Holders of our common shares will be subject to, and holders of our ADSs could be subject to, Brazilian income tax on capital gains from sales of common shares or ADSs.

Brazilian Law No. 10,833/03 provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. The common shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of common shares, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, the ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of ADSs by non-residents of Brazil may also be subject to Brazilian taxation. Although the holders of ADSs outside Brazil may have grounds to assert that Law No. 10,833/00 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil given the general and unclear scope of Law No. 10,833 and the absence of judicial court rulings in respect thereto.

Holders of our ADSs may not be able to exercise the preemptive rights relating to the common shares.

Holders of our ADSs may not be able to exercise the preemptive rights relating to the common shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights and we cannot assure holders of our ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse.

Judgments of Brazilian courts with respect to our common shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADSs.

Risks Relating to Brazil

Brazilian economic and political conditions and perceptions of these conditions in the international market have a direct impact on our business and our access to international capital and debt markets, and could adversely affect our results of operations and financial condition.

Our operations are conducted in Brazil, and we sell much of our paper products to customers in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. Brazil’s gross domestic product, or GDP, in real terms, grew by 3.8% in 2006, 5.4% in 2007 and 5.1% in 2008. In the second quarter of this year, driven by domestic consumer spending and low interest rates, Brazil’s GDP grew by 1.9%. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of pulp and paper. As a result, these developments could impair our business strategies, results of operations or financial condition.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes material changes in policy and regulations. Our business, results of operations and financial condition may be adversely affected by changes in government policies as well as general economic factors, including:

•	devaluations and other exchange rate movements;

•	monetary policies;

•	inflation rates;

•	commodity price instability;

•	economic and social instability;

•	energy shortages;

•	interest rates;

•	exchange controls and restrictions on remittances abroad;

•	liquidity of the domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic policies or developments in or affecting Brazil.

Historically, the country’s political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on us.

Inflation, and the Brazilian government’s measures to combat inflation, may contribute significantly to economic uncertainty in Brazil, and may have adverse effects on our business and results of operations.

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 3.8% in 2006, 7.7% in 2007 and 9.8% in 2008, compared to deflation of 1.2% for the six-month period ended June 30, 2009, as measured by the General Market Price Index (Índice Geral de Preços—Mercado), or IGP–M, compiled by the Getulio Vargas Foundation (Fundação Getulio Vargas), or FGV. Our cash costs and operating expenses are substantially denominated in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the currency. If the rate of Brazilian inflation increases more rapidly than any rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our operating expenses may increase. In addition, high inflation generally leads to higher domestic interest rates and, as a result, our costs of real-denominated debt may increase.

The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, restricting thereby the availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute materially to economic uncertainty in Brazil and accordingly weaken investor confidence in Brazil, thus impacting our ability to access the international capital markets.

Brazil may experience high levels of inflation in the future, which may impact domestic demand for our products. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may materially adversely affect the overall performance of the Brazilian economy, which in turn may materially adversely affect us.

Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect us and/or the markets for Brazilian securities.

Because a significant portion of our revenues and assets is denominated in reais and we have U.S. dollar-denominated debt and other liabilities, we may be adversely affected by any future depreciations of the real against the U.S. dollar. The Brazilian currency has been devalued periodically during the last four decades.

Our production costs and operating expenses are substantially all in reais and will generally increase, when expressed in U.S. dollars, as a result of local currency appreciation. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the real, then, as expressed in U.S. dollars, our operating expenses may increase. In addition, any significant depreciation of the real may produce exchange losses on unhedged debt denominated in foreign currency.

The real appreciated 13.4%, 9.5% and 20.7% against the U.S. dollar in 2005, 2006 and 2007, and depreciated 24.2% in 2008. The real appreciated by 19.7% against the U.S. dollar in the six-month period ended June 30, 2009 and by 31.4% in the nine-month period ended September 30, 2009.

The Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. We cannot predict whether the Central Bank will continue to let the real float freely. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. We cannot assure you that the Brazilian government will not in the future impose a band within which the real/U.S. dollar exchange rate could fluctuate or set a fixed exchange rate, nor can we predict what impact such an event might have on our financial condition or results of operations.

Depreciation of the real relative to the U.S. dollar also creates additional inflationary pressures in Brazil that may negatively affect us. They generally curtail access to foreign financial markets and may require government intervention, including recessionary governmental policies.

Foreign exchange fluctuation may impact the results of our derivative instruments, used in accordance with our hedging strategy.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business.

The Brazilian government frequently implements changes to tax regimes that may affect us and our customers. These changes include changes in prevailing tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes.

Some of these changes may result in increases in our tax payments, which could adversely affect industry profitability and increase the prices of our services, restrict our ability to do business in our existing and target markets and cause our financial results to suffer. There can be no assurance that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes applicable to us and our operations.

We may be impacted by governmental actions affecting the Brazilian markets and economy.

The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. The Brazilian government, for example, could impose some restrictions for the export market, by creating export duties for any product, including our main source of revenues (market pulp), affecting the margins and the profitability of exporting companies. In addition, the Brazilian government owns or controls many companies, including some of the largest in Brazil. For example, the BNDES, through its holding company, BNDESPar, is a joint controlling shareholder of our company together with VID, and has historically been one of our important creditors. See “Part Six: The Stock Swap Merger Agreement—Past Contacts, Transactions and Agreements.”

Fluctuations in interest rates could increase the cost of servicing our debt and negatively affect our overall financial performance.

Our financial expenses are affected by changes in interest rates, such as the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI, and the London Interbank Offered Rate, or LIBOR. The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI rate decreased from 13.3% per annum as of December 31, 2006 to 11.3% as of December 31, 2007, then increased to 13.8% as of December 31, 2008. The CDI rate as of June 30, 2009 was 9.4%. Due to the U.S. economic crisis, LIBOR rates have also fluctuated and have decreased in recent months in response to the Federal Reserve’s monetary policy. A significant increase in interest rates, particularly the CDI, could have a material adverse effect on our financial expenses and could negatively affect our overall financial performance. On the other hand, a significant reduction in the CDI rate or LIBOR could adversely impact the financial revenues derived from our investing activities.

Economic and market conditions in other countries, including in developing countries, may materially and adversely affect the Brazilian economy and, therefore, the market value of our ADSs.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other countries, including Latin American and developing countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other countries, including developing countries, have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, all of which may materially and adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need for us to do so. The volatility in market prices for Brazilian securities has increased from time to time, and investors’ perception of increased risk due to crises in other countries, including developing countries, may also lead to a reduction in the market price of our ADSs.

PART FOUR: CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information contained in this prospectus may constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Many of these forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” and “potential,” among others. These statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	our direction and future operation;

•	the implementation of our principal operating strategies;

•	general economic, political and business conditions, both in Brazil and in our principal export markets;

•	industry trends and the general level of demand for, and change in the market prices of, our products;

•

the performance of the Brazilian and world economies, including the impact of a longer than anticipated continuation of the current worldwide economic downturn or further deterioration in world economic conditions;

•

existing and future governmental regulation, including tax, labor, pension and environmental laws and regulations and import tariffs in Brazil and in other markets in which we operate or to which we export our products;

•	the competitive nature of the industries in which we operate;

•	our level of capitalization, including the levels of our indebtedness and overall leverage;

•	the cost and availability of financing;

•	our compliance with the covenants contained in the instruments governing our indebtedness;

•

our acquisitions, joint ventures, strategic alliances or divestiture plans, and our ability to successfully integrate the operations of businesses or other assets that we acquire, including the Aracruz Acquisition, the Stock Swap Merger and the sale of the Guaíba unit;

•	the implementation of our financing strategy and capital expenditure plans;

•	inflation and fluctuations in currency exchange rates, including the Brazilian real and the U.S. dollar;

•	legal and administrative proceedings to which we are or become party;

•	the volatility of the prices of the raw materials we sell or purchase to use in our business;

•	other statements included in this prospectus that are not historical; and

•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Risk Factors.”

We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Forward-looking statements reflect only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Although we believe these assumptions are reasonable, actual results may differ materially from those in the forward-looking statements as a result of various factors, including, without limitation, those identified in the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to the countries in which we operate, particularly Brazil, or to which we export our products, and the businesses in which we are currently engaged, many of which are cyclical in nature and highly competitive. As a result, investors are cautioned not to place undue reliance on forward-looking statements contained in this prospectus when making an investment decision.

Forward-looking statements speak only as of the date they are made, and neither we nor the initial purchasers undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Neither of the independent registered public accounting firms of VCP and Aracruz have not examined or compiled the forward-looking statements, and accordingly, do not provide any assurance with respect to such statements. Investors should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future.

PART FIVE: INFORMATION ON VCP AND ARACRUZ

Management’s Discussion and Analysis of Financial Condition and Results of Operations of VCP

The following discussion and analysis should be read in conjunction with “ANNEX A: Annual Report on Form 20-F/A of Votorantim Celulose e Papel S.A. for the Year Ended December 31, 2008, filed on October 28, 2009, amending the Form 20-F filed on June 30, 2009—Item 5. Operating and Financial Review and Prospects,” “ANNEX A: Annual Report on Form 20-F/A of Votorantim Celulose e Papel S.A. for the Year Ended December 31, 2008, filed on October 28, 2009, amending the Form 20-F filed on June 30, 2009—Item 18. Financial Statements,” “Part Two: Summary—Presentation of Financial Information” and “Part Ten: Financial Statements and Related Financial Information,” including “U.S. GAAP Consolidated Financial Statements for the six-month periods ended June 30, 2009 and June 30, 2008 of Votorantim Celulose e Papel S.A.”

The following discussion contains forward-looking statements that involve risks and uncertainties. VCP’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Part 3: Risk Factors.”

Overview

The results of operations of VCP have been significantly influenced by (1) the effects of VCP’s acquisition of control of Aracruz and its full consolidation of the assets, liabilities and results of operations of Aracruz as from January 21, 2009 (and separate reporting of the interests of noncontrolling shareholders), compared to the equity method of consolidation in prior periods based on the 12.35% interest in the total share capital of Aracruz, (2) the commencement of operations of VCP’s Três Lagoas mill on March 30, 2009, which was under construction when VCP received it from International Paper in February 2007 in exchange for the Luiz Antonio pulp and uncoated paper mill, and which VCP expects to be able to produce at full capacity by the end of 2009, and (3) to a lesser extent, VCP’s acquisition and disposition of other pulp and paper assets during the three-year period ended December 31, 2008. In addition, VCP’s results of operations for the six-month periods ended June 30, 2009 and 2008 have been influenced, and its results of operations will continue to be influenced, by a variety of factors, including:

•	the expansion or contraction of global production capacity for the products that VCP sells and the growth rate of the global economy;

•	fluctuations in the international market prices of VCP’s products, which are denominated in, or referenced to, the U.S. dollar, and which could significantly affect VCP’s net revenues;

•

the rate of growth of the Brazilian GDP, which declined by an estimated 1.5% during the six-month period ended June 30, 2009, and grew by 5.1% in 2008, 5.4% in 2007 and 3.8% in 2006, which affects domestic demand for VCP’s products and, consequently, VCP’s domestic sales volume;

•	VCP’s capacity utilization rates, which significantly affect the cost of producing VCP’s products and may lead to impairment of VCP’s assets;

•	the results of operations of VCP’s subsidiaries which have noncontrolling interests;

•

changes in the real/U.S. dollar exchange rate, including the appreciation of the Brazilian real against the U.S. dollar by 19.7% in the six-month period ended June 30, 2009, the depreciation of the Brazilian real against the U.S. dollar of 24.2% in 2008 and the appreciation of the Brazilian real against the U.S. dollar of 20.7% in 2007 and 9.5% in 2006, respectively, which have affected (1) the amounts as expressed in U.S. dollars of VCP’s net revenues, its cost of sales and some of its operating and other expenses that are denominated in or linked to reais, and (2) VCP’s net financial expenses as a result of its U.S. dollar-denominated liabilities that require it to make principal and interest payments in U.S. dollars, as VCP adopts the Brazilian real as its functional currency;

•

the level of VCP’s outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the CDI rate, which affects the interest expense on VCP’s real-denominated floating rate debt, and fluctuations in the LIBOR rate, which affects the interest expense on VCP’s U.S. dollar-denominated floating rate debt; and

•

inflation rates in Brazil, which were -1.4% in the nine-month period ended September 30, 2009, -1.1% in the six-month period ended June 30, 2009, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), and the effects of inflation on VCP’s operating expenses denominated in reais and its real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation.

VCP’s financial condition and liquidity is influenced by a variety of factors, including:

•	VCP’s ability to generate cash flows from its operations in line with its debt schedule amortization;

•	prevailing Brazilian and international interest rates and movements in exchange rates, which affect VCP’s debt service requirements;

•

VCP’s ability to continue to be able to borrow funds from Brazilian and international financial institutions and to sell its debt securities in the Brazilian and international securities markets at acceptable rates, which is influenced by a number of factors discussed herein;

•	VCP’s capital expenditure requirements, which consist primarily of maintenance of its operating facilities, expansion of its production capacity, acquisitions and research and development activities;

•

the requirement under VCP’s by-laws that it pays dividends on an annual basis in an amount equal to at least 25% of its adjusted net income, unless its board of directors deems such payment inconsistent with its financial position, as well as VCP’s dividend policy under which it intends to pay dividends and/or interest on equity based on 60% of its “free cash flow”; and

•	changes in accounting policies.

Principal Factors Affecting VCP’s Results of Operations

Economic Environment

Growth of Brazil’s Gross Domestic Product and Domestic Demand for VCP’s Products

During the six-month period ended June 30, 2009, sales in Brazil represented 21% of the Companies’ consolidated net revenue. Domestic sales of paper represented 93.0% of net sales revenue generated by paper sales during the six-month period ended June 30, 2009, and domestic sales of BEKP represented 7.4% of the Companies’ net sales revenue generated by BEKP sales during the six-month period ended June 30, 2009.

As a Brazilian company with substantially all of their consolidated operations in Brazil, the Companies are significantly affected by economic conditions in Brazil. The Companies’ results of operations and financial condition have been, and will continue to be, affected by the growth rate of GDP in Brazil because a substantial portion of their products are sold in Brazil.

Because of the Companies’ significant market share in many of the Brazilian markets in which their products are sold, fluctuations in Brazilian demand for their products affect the Companies’ production levels and net sales revenue. GDP in Brazil grew at a compound average annual rate of 3.3% from 1998 through 2008. In the six-month period ended on June 30, 2009 Brazilian GDP fell 1.5% when compared to same period in 2008.

Brazilian GDP growth has fluctuated significantly, and the Companies anticipates that it will likely continue to do so. The Companies’ managements believe that economic growth in Brazil should positively affect their future net sales revenue and results of operations. However, continued low growth or a recession in Brazil would likely reduce the Companies’ future net revenue and have a negative effect on their results of operations.

Effects of Fluctuations in Exchange Rates between the Brazilian Real and the U.S. Dollar

In the first six months of 2009, as investment outflows from Brazil began to reverse, the real appreciated by 19.7% against the U.S. dollar. The real declined from R$1.5919 to US$1.00 on June 30, 2008 to R$2.3370 to

US$1.00 on December 31, 2008, recovered to R$1.9516 to US$1.00 by June 30, 2009, and further strengthened to R$1.7130 to US$1.00 by October 19, 2009.

The Companies’ results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the Brazilian real against the U.S. dollar because:

•	VCP uses the Brazilian real as their functional currency;

•	a substantial portion of the Companies’ net revenues are denominated in or linked to U.S. dollars;

•	the Companies’ costs for some raw materials are incurred in U.S. dollars or are U.S. dollar-linked;

•	the Companies have certain operating expenses, and make certain other expenditures, that are denominated in or linked to U.S. dollars; and

•	the Companies have significant amounts of U.S. dollar-denominated liabilities that require them to make principal and interest payments in U.S. dollars.

A substantial majority of the Companies’ pulp sales are made in the export market at prices that are based on international market prices expressed in U.S. dollars. The Companies generally attempt to set domestic prices that take into account the international market prices for pulp and paper and variations in the real/U.S. dollar exchange rate. As a result, although most of the Companies’ domestic sales revenue from the Brazilian market is in reais, substantially all of the Companies’ products are sold at prices that are based on international market prices that are quoted in U.S. dollars.

When the real depreciates against the U.S. dollar, assuming international market prices of the Companies’ products remain constant in U.S. dollars, the Companies’ net sales revenue from export sales increases and the Companies generally attempt to increase the domestic prices for their products in reais, which may result in reduced domestic sales volumes of the Companies’ products. Conversely, when the real appreciates against the U.S. dollar, assuming international market prices of the Companies’ products remain constant in U.S. dollars, the Companies’ net sales revenue from export sales declines and the Companies generally decrease the domestic prices for their products in reais, which may result in increased domestic sales volumes of their products. In periods of high volatility in the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar appreciates or depreciates and the time that the Companies are able to pass on increased or reduced costs in reais to their customers in Brazil. These pricing mismatches decrease when the real/U.S. dollar exchange rate is less volatile.

The Companies’ consolidated U.S. dollar-denominated indebtedness represented 55.0% of their outstanding indebtedness as of June 30, 2009.  As a result, when the Brazilian real appreciates against the U.S. dollar:

•	the interest costs on the Companies’ U.S. dollar-denominated indebtedness decrease in reais, which decrease positively affects their results of operations in reais;

•	the amount of the Companies’ U.S. dollar-denominated indebtedness decreases in reais, and their total liabilities and debt service obligations in reais decrease; and

•	the Companies’ net financial expenses tend to decrease as a result of foreign exchange gains that they must record.

A depreciation of the real against the U.S. dollar has converse effects.

Export sales, which enable the Companies to generate receivables payable in foreign currencies, tend to provide a natural hedge against their U.S. dollar-denominated debt service obligations, but they do not fully match them. Accordingly, the Companies often contract financial instruments, including derivatives, to mitigate exchange rate fluctuations from their U.S. dollar-denominated indebtedness. A significant portion of the Companies’ indebtedness is linked to and repaid principally with the proceeds of their exports. Indebtedness denominated in U.S. dollars is generally available at a lower cost than other types of available funding in Brazil.

Effects of Aracruz Acquisition

In the first half of 2009, VCP acquired control of Aracruz through the purchase of Arapar and São Teófilo, whose sole assets consisted of 12.4% of the total share capital, including 28.0% of the voting share capital, of Aracruz, and the purchase of 12.4% of the total share capital, including 28.0% of the voting share capital, of Aracruz from Arainvest. The aggregate purchase price for these shares was R$5,420 million (equivalent to U.S.$2,302 million on January 21, 2009), payable in six semi-annual installments.

As a result of this acquisition, in accordance with U.S. GAAP, VCP has fully consolidated the assets, liabilities and results of operations of Aracruz and its consolidated subsidiaries in its financial statements as from January 21, 2009 and separately reported the interests of noncontrolling shareholders. Prior to January 21, 2009, VCP accounted for its investment in Aracruz using the equity method of accounting. VCP expects to incur costs and capital expenditures in connection with the integration of the operations of VCP and Aracruz, which VCP expects to complete before the end of 2009.

In connection with the Aracruz Acquisition, on June 1, 2009, VCP announced the commencement of a mandatory tender offer in Brazil for any and all outstanding common shares of Aracruz. The auction with respect to this tender offer took place on the BM&FBOVESPA on July 1, 2009. In the auction, VCP acquired 13,828,307 common shares of Aracruz, representing 3.04% of the voting capital of Aracruz and 1.34% of the total capital of Aracruz, for an aggregate purchase price of R$236.6 million (equivalent to U.S.$121 million on that date), payable in six semi-annual installments.

Prior to the Aracruz Acquisition, VCP owned 12.35% of Aracruz’s total share capital, including 28.0% of its voting share capital. As a result, at dates and for periods prior to January 21, 2009, VCP accounted for its investment in 12.35% of Aracruz’s shares under the equity method. On September 30, 2009, VCP owned 99.6% of the voting share capital and 44.0% of the total share capital of Aracruz, and VCP has fully consolidated 100% Aracruz’s results in its consolidated financial statements as from January 21, 2009 on a line-by-line basis and separately report noncontrolling interests.

VCP’s operating income and income before noncontrolling interests has been significantly affected as from January 21, 2009 by the 100% line-by-line consolidation in its financial statements of the consolidated results of operations of Aracruz whereas for the three-year period ended December 31, 2008 VCP had recorded its investment in Aracruz using the equity method of accounting. VCP’s operating income and net income could also be affected by any future impairment of the goodwill that VCP recorded as a result of the acquisition of Aracruz. For Brazilian income tax purposes, this goodwill is expected to be amortized over a period of ten years, reducing VCP’s taxable net income during this period and, consequently, reducing its payments of taxes on income to the extent that VCP otherwise generates taxable income during this period.

VCP’s total liabilities and net interest expenses have been affected as from January 21, 2009 by the 100% line-by-line consolidation in VCP’s financial statements of the liabilities and interest expenses of Aracruz; whereas as of December 31, 2008, 2007 and 2006 and for the three-year period ended December 31, 2008 VCP had recorded its investment in Aracruz using the equity method of accounting. As of December 31, 2008, Aracruz had total financial indebtedness of U.S.$3,759.3 million consisting of current and non-current loans and financing and the fair value of derivatives. In addition, under the purchase agreements for the shares that VCP acquired in the Aracruz Acquisition, the aggregate purchase price for these shares of R$5,420 million (U.S.$2,343 million) is due in installments without interest, except as noted below, as follows: (1) R$ 500 million (U.S.$216 million) was paid in January 2009; (2) R$500 million (U.S.$216 million) was paid in cash in March 2009; (3) R$500 million (U.S.$258 million) was paid in July 2009; (4) R$1,000 million (U.S.$512 million) is due in January 2010; (5) R$1,000 million (U.S.$512 million) is due in July 2010, (6) R$500 million (U.S.$256 million) is due in October 2010, bearing interest from March 2009 at the rate of 105% of CDI per annum; (7) R$820 million (U.S.$420 million) is due in January 2011; and (8) R$600 million (U.S.$307 million) is due in July 2011. Amounts in reais above were converted to US dollars using, for the January and March installments, monthly average exchange rates for January and March, respectively. The total purchase price and future installments were converted using the average exchange rate for the month of June.

Effects of the International Paper Asset Exchange

On March 30, 2009, VCP commenced operations at its Três Lagoas mill project. VCP expects that this increase in its pulp capacity will generate significant increases in revenues and operating income.

Effects of Fluctuations in Pulp and Paper Prices

The international market prices of pulp and paper products have fluctuated significantly, and VCP believes that they will continue to do so in light of global economic developments, such as the increase in demand for pulp in China. Significant increases in the international market prices of VCP’s products, and consequently, the prices that VCP is able to charge, would likely increase its net revenues and results of operations to the extent that VCP is able to maintain its operating margins and increased prices do not reduce sales volumes of its products. Conversely, significant decreases in the international market prices of VCP’s products, and consequently, the prices that VCP charges, would likely reduce its net revenues and results of operations if it is unable to increase its operating margins or these reduced prices do not result in increased sales volumes of its products.

The following table sets forth VCP’s average realized prices for its principal pulp and paper products for each of the periods indicated:

	Six months ended June 30,
	2009	2008
	(U.S.$ per ton)
Average net pulp price	417.0	675.0
Uncoated free sheet (domestic sales)	1,017.8	1,314.6
Coated free sheet (domestic sales)	1,217.0	1,379.4

World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand. For the six-month period ended June 30, 2009, BEKP average list prices in the United States and Europe were U.S.$604 and U.S.$542 per ton, respectively.

Prices for paper are cyclical but are less volatile than pulp prices. The prices for paper have historically followed the trends of pulp prices. The key factors that drive paper prices are overall economic activity, capacity expansion and fluctuations in currency exchange rates. In the first six months of 2009, uncoated wood-free international price declined by 12%, mainly due to the world macroeconomic crisis and a decrease in the overall demand for paper.

VCP has long-term sales relationships with substantially all of its pulp and paper customers in the domestic and the export markets. These contracts generally provide for the sale of market pulp at prices which VCP announces each month. These prices may vary among the different geographic areas where VCP’s customers are located. The price arrangements under VCP’s long-term contracts are generally consistent with prices for its other sales within the same region and follow the established list price of BEKP announced by major global pulp producers.

Effects of Level of Indebtedness and Interest Rates

As of June 30, 2009, VCP’s total outstanding consolidated indebtedness on a consolidated basis, including the amount payable for the acquisition of Aracruz, was U.S.$8,130 million. The level of VCP’s indebtedness results in significant financial expenses that are reflected in VCP’s statement of operations. Financial results consist of interest expense, interest income and foreign exchange gain (loss) and realized and unrealized gain (loss) on swaps. During the six-month period ended June 30, 2009, VCP recorded U.S.$641 million of financial income, U.S.$572 million of financial expenses and U.S.$503 million of foreign exchange (losses) on loans and financing. The interest rates that VCP pays depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of VCP, VCP’s industry and the Brazilian economy made by potential lenders to VCP, potential purchasers of VCP’s debt securities and the ratings of VCP and its debt securities.

Operating Results

Six-month Period ended June 30, 2009 compared to the Six-month Period ended June 30, 2008

The following table sets forth the components of VCP’s net income for the periods indicated.

	Six months ended June 30,
	2009	2008
	(U.S. dollars in millions, unless otherwise indicated)
Statement of Operations Data
Net operating revenues
Export sales	1,039	365
Domestic sales	278	352

Total net operating revenues	1,317	717
Operating costs and expenses
Cost of sales	1,104	471
Selling, marketing, general and administrative	177	113
Gain on remeasurement of original investment in Aracruz	(514)	—
Other, net	(1)	7

Total	766	591

Operating income	551	126

Non-operating income (expenses)
Financial income (expenses), net	69	(57)
Foreign exchange gain (loss) and unrealized gain (loss) on swap, net	503	132

Total	572	75
Income before taxes on income and equity in affiliates	1,123	201

Income tax expense, net	(403)	(26)

Income before equity in earnings of affiliates	720	175
Equity in earnings of affiliates	7	34

Consolidated net income	727	209
Less: net income attributable to noncontrolling interest	(159)	—
Net income attributable to shareholders of the company	568	209

Net income applicable to preferred shares	305	104
Net income applicable to common shares	263	105

Net income	568	209

Basic and diluted earnings per share or ADR (in U.S. dollars)
Preferred	2.47	1.09
Common	2.24	0.99
Weighted average number of shares outstanding (in thousands)
Preferred	123,745	96,920
Common	117,433	105,702

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Net Operating Revenues

Net operating revenues increased by 83.7% to U.S.$1,317 million during the six-month period ended June 30, 2009 from U.S.$717 million during the corresponding period of 2008, primarily as a result of the full consolidation of Aracruz into VCP.

Pulp. Net operating revenue attributable to sales of BEKP increased by 144% to U.S.$1,060 million during the six-month period ended June 30, 2009 from U.S.$435 million during the corresponding period of 2008, principally as a result of the full consolidation of the net revenues of Aracruz. Sales volume of BEKP increased to approximately 2,513,100 tons during the six-month period ended June 30, 2009 from approximately 821,200 tons during the corresponding period of 2008, primarily due to (1) the effects of the full consolidation of the results of Aracruz, which accounted for 1,648,000 tons of pulp, in the six-month period ended June 30, 2009, and (2) the start up of the Três Lagoas pulp mill, which began commercial production on March 30, 2009 and totaled 148,000 tons of pulp sold in the three-month period ended June 30, 2009. The effects of these factors were partially offset by a decline of approximately 38% in the average price of BEKP in US dollars to U.S.$417 per ton during the six-month period ended June 30, 2009 from U.S.$675 per ton during the corresponding period of 2008. BEKP exports constituted about 93% of net operating revenue and 91% attributable to BEKP sales volume, respectively, during the six-month period ended June 30, 2009 compared to 83% and 82% during the corresponding period of 2008.

Paper. Net operating revenue attributable to sales of paper decreased by 9% to U.S.$257 million during the six-month period ended June 30, 2009, from U.S.$283 million during the corresponding period of 2008, principally as a result of the depreciation of 21.6% in the real against the U.S. dollar (average of period) in the six-month period ended June 30, 2009, when compared to the same period of 2008. Since 90.6% of paper sales were made in the domestic market in the six-month period ended June 30, 2009, the effect of the appreciation of the real offset the 3% increase in average prices in reais observed in the period when compared to the six-month period ended June 30, 2008. The volumes sold increased 14% due to the full consolidation of Aracruz, which more than offset the reduction in volume sold by VCP following VCP’s sale of its stake in the joint venture with Ahlstrom, in the Jacareí paper mill.

Cost of Sales

Cost of sales increased by 134% to U.S.$1,104 million during the six-month period ended June 30, 2009 from U.S.$471 million during the corresponding period of 2008, primarily as a result of (1) the effects of the full consolidation of the results of Aracruz in the six-month period ended June 30, 2009, and (2) the start up of the Três Lagoas pulp mill, which began commercial production on March 30, 2009.

VCP’s cost of sales per ton on a US dollar basis decreased by 42% during the first half of 2009, when compared to the corresponding period of 2008 mainly due to the depreciation of real against US dollar and its positive impact on costs (most of which is reais denominated), decrease in chemical and freight cost per ton and lower consumption of chemicals due to improvements in the industrial process.

Gross Margin

Gross margin declined to 16% during the six-month period ended June 30, 2009 from 34% during the corresponding period in 2008. This decrease was mainly due to the depreciation of 21.6% in the real against the U.S. dollar (average of period) in the first semester of 2009, when compared to the same period of 2008, which negatively impacted our paper net revenues (since 90.6% of paper sales were to the domestic market). The cost of sales increased by 134% in the same period, mostly explained by the effects of the full consolidation of the results of Aracruz in the six-month period ended June 30, 2009.

Selling, General and Administrative Expenses

Selling expenses increased by 46.8% to U.S.$116 million during the six-month period ended June 30, 2009 from U.S.$79 million during the corresponding period of 2008, primarily as a result of (1) the effects of the full consolidation of the results of Aracruz in the six-month period ended June 30, 2009, and (2), the effect of the increase in inventories in VCP’s production chain due to the start-up of Três Lagoas mill, which was partially offset by the reduction in freight cost at VCP, which decreased by 8% (measured in U.S. dollars per ton).

As a percentage of net operating revenue, selling expenses declined to 8.8% during the six-month period ended June 30, 2009 from 11.0% during the corresponding period in 2008.

General and administrative expenses increased by 79% to U.S.$61 million during the six-month period ended June 30, 2009 from U.S.$34 million during the corresponding period of 2008, primarily as a result of the effects of the full consolidation of the results of Aracruz in the six-month period ended June 30, 2009. The non-recurring administrative expenses arising from the Aracruz Acquisition from the higher cost of certain third-party services (primarily legal fees) contributed to the higher general and administrative expenses. As a percentage of net operating revenue, general and administrative expenses declined to 4.6% during the six-month period ended June 30, 2009 from 4.7% during the corresponding period in 2008.

Gain on Remeasurement of Original Investment in Aracruz

Pursuant to SFAS 141R, VCP recorded the gain as a result of remeasuring the original 12.35% economic interest in Aracruz to fair value at the date VCP obtained control on January 21, 2009.

Other Operating Income (Expenses), Net

Other operating expenses, net, were U.S.$1 million in the six-month period ended June 30, 2009 compared to other operating income, net of U.S.$7 million in the corresponding period in 2008, mostly as a result of the effects of the full consolidation of the results of Aracruz in the six-month period ended June 30, 2009.

Operating Income

As a result of the foregoing, operating income increased by 337% to U.S.$551 million during the six-month period ended June 30, 2009 from U.S.$126 million during the corresponding period of 2008. As a percentage of net operating revenue, operating income rose to 41.8% during the six-month period ended June 30, 2009 from 17.6% during the corresponding period in 2008.

Financial Income (Expense), Net

Financial income (expense), net was a net income of U.S.$69 million during the six-month period ended June 30, 2009, compared to a net financial expense of U.S.$57 million during the corresponding period in 2008.

Financial Income

Financial income increased to U.S.$641 million during the six-month period ended June 30, 2009 from U.S.$99 million during the corresponding period in 2008, primarily as a result of a higher cash level withheld in 2009.

Financial Expenses

Financial expenses increased to U.S.$572 million during the six-month period ended June 30, 2009 from U.S.$156 million during the corresponding period in 2008, due to a significant increase in the level of VCP’s indebtedness and mainly to a higher average cost of indebtedness in line with market conditions.

Foreign exchange gain (loss) and realized and unrealized gain(loss) on swaps, net

Net gain indexation and exchange gain/loss increased to U.S.$503 million during the six-month period ended June 30, 2009 from U.S.$132 million during the corresponding period in 2008 as a consequence of: (1) indexation credits and foreign exchange gains, mainly due to the effect of the significant appreciation of the real against the U.S. dollar on VCP’s outstanding U.S. dollar-denominated indebtedness; and (2) indexation charges and foreign exchange losses, mainly due to the maturity of trade finance lines with higher accrued charges.

Equity in Earnings of Affiliates

Equity in earnings of affiliates declined by 79.4% to U.S.$7 million during the six-month period ended June 30, 2009 from U.S.$34 million during the corresponding period of 2008, primarily due to the effects of the depreciation of the real against the dollar on the balance of offshore investments during the six-month period ended June 30, 2009.

Income Tax Expense, net

The composite Brazilian corporate statutory income tax and social contribution rate was 34% during the six-month period ended June 30, 2008 and 2009. The effective tax rate applicable to taxes on VCP’s pre-tax income was 36%, resulting in an expense of U.S.$403 million, during the six-month period ended June 30, 2009, while the effective tax rate applicable to taxes on pre-tax income was 13%, resulting in an expense of U.S.$26 million, during the corresponding period of 2008. The principal reasons for the differences between the nominal statutory and effective rates during the six-month periods ended June 30, 2009 were differences between foreign tax rates and the nominal composite Brazilian rate. The income tax expense during the six-month period ended June 30, 2009 is comprised of an expense of U.S.$3 million for current taxes and an expense of U.S.$400 million for deferred tax. The income tax expense during the six-month period ended June 30, 2008 is comprised of an expense of U.S.$14 million for current taxes and an expense of U.S.$12 million for deferred tax.

Net income attributable to Noncontrolling Interest

Net income attributable to noncontrolling interest increased to U.S.$159 million during the six-month period ended June 30, 2009, primarily as a result of the full consolidation of Aracruz in VCP’s financial statements as from January 21, 2009, reflecting the noncontrolling interests in Aracruz There were no noncontrolling shareholders in VCP’s subsidiaries in 2008. A substantial portion of the outstanding preferred shares of Aracruz were held by parties unaffiliated with VCP.

Net Income attributable to Shareholders of VCP

As a result of the foregoing, VCP’s net income increased by 171.7% to U.S.$568 million during the six-month period ended June 30, 2009 from U.S.$209 million during the corresponding period in 2008. As a percentage of net operating revenue, net income increased to 43.12% during the six-month period ended June 30, 2009 from 29.1% during the corresponding period in 2008.

Liquidity and Capital Resources

Liquidity

VCP’s primary sources of liquidity have historically been cash flows from operating and financing activities and short-term and long-term borrowings. VCP believes these sources will continue to be the principal means with which it will meet its cash flow needs, together with the proposed sale of the Guaíba unit discussed below.

As of June 30, 2009, VCP’s cash and cash equivalents (which exclude available-for-sale and held-to-maturity securities and unrealized gains from swaps) amounted to U.S.$1,210 million, and its cash, cash equivalents and trading and available-for-sale securities (current portion) amounted to U.S.$1,486 million, of which U.S.$1,396.3 million was denominated in reais. Of VCP’s cash, cash equivalents and trading and held-to-maturity securities (current portion) held as of June 30, 2009, U.S.$1,062.4 million was invested in Brazil and U.S.$147.3 million was invested offshore, mostly in U.S. dollar denominated deposits with highly-rated financial institutions. As of June 30, 2009, VCP had U.S.$287.2 million in deposits and investments with its affiliate, Banco Votorantim S.A.

As of June 30, 2009, VCP had negative working capital of U.S.$123.0 million, compared to a negative working capital of U.S.$337 million as of December 31, 2008, mainly due to higher cash and cash equivalent.

VCP is in the process of syndicating a U.S. dollar-denominated pre-export facility in an aggregate principal amount of not less than U.S.$750 million, which it expects to close during the first fiscal quarter of 2010. This facility is expected to include two tranches, one with a final maturity of five years, and the other with a final maturity of seven years. VCP intends to use the proceeds of this facility to prepay certain of its outstanding indebtedness as it comes due in 2010 and 2011. If VCP is able to successfully close these transactions, it will substantially reduce its refinancing risk during 2010 and 2011 and meaningfully reduce the principal amount outstanding under the Export Prepayment Credit Facility, described in the Form 20-F/A of VCP for the year ended December 31, 2008, filed on October 28, 2009, amending the Form 20-F filed on June 30, 2009, included as Annex A to this prospectus. However, VCP cannot assure you that VCP will be able to close any of these transactions. As a condition to the substantial prepayment of the Export Prepayment Credit Facility, VCP has requested several amendments from the lenders under this facility that are intended to result in certain of the covenants and other provisions under this secured, export prepayment facility becoming generally consistent with the applicable covenants and related provisions under VCP’s principal outstanding credit facilities. VCP believes that the prepayment of the Export Prepayment Credit Facility and execution of the related amendments will greatly enhance its operating flexibility, reduce its overall borrowing cost over the life of this facility and permit the merger of Aracruz into VCP. The failure to obtain certain amendments under the Export Prepayment Credit Facility would impair the implementation of the merger of Aracruz into VCP.

Cash Flows

Operating Activities

Cash flow provided by operating activities was U.S.$463 million during the six-month period ended June 30, 2009, compared to U.S.$160 million in the corresponding period in 2008.

Investing Activities

Cash flow used in investing activities was U.S.$893 million during the six-month period ended June 30, 2009, compared to U.S.$161 million in the corresponding period in 2008.

During the six-month period ended June 30, 2009, investing activities for which VCP used cash primarily consisted of (1) investments of U.S.$417 million in property, plant and equipment, primarily related to construction of Três Lagoas mill, (2) installments of U.S.$381 million toward the purchase of shares of Aracruz from Arainvest and the former shareholders of Arapar and São Teófilo, (3) investments of U.S.$79 million in held-to-maturity securities, (4) other investments of U.S.$21 million in short-term investments, and (5) derivative losses paid in the amount of R$4 million.

Financing Activities

Financing activities provided net cash of U.S.$1,363 million during the six-month period ended June 30, 2009, compared to used net cash of U.S.$58 million in the corresponding period in 2008.

During the six-month period ended June 30, 2009, VCP’s principal sources of financing included (1) U.S.$1,307 million in proceeds from VCP’s issuance of common shares and preferred shares, and (2) loans and financings of U.S.$856 million, principally consisting of financing from financial institutions to support VCP’s operations. During the six-month period ended June 30, 2009, VCP used cash to repay U.S.$800 million of its outstanding short-term indebtedness.

Indebtedness

As of June 30, 2009, VCP’s total outstanding indebtedness on a consolidated basis was U.S.$8,130 million (includes the amount payable for the acquisition of Aracruz), consisting of U.S.$2,498 million of short-term indebtedness, including the current portion of long-term debt (or 30.7% of VCP’s total indebtedness), and U.S.$5,632 million of long-term indebtedness (or 69.3% of VCP’s total indebtedness).

On a consolidated basis, including swap adjustments, VCP’s real-denominated indebtedness as of June 30, 2009 was U.S.$3,623 million (45% of VCP’s total indebtedness), and its foreign currency-denominated indebtedness was U.S.$4,507 million (55% of its total indebtedness). As of June 30, 2009, VCP’s real-denominated indebtedness bore interest at an average rate of 10.8% per annum, and its foreign currency denominated indebtedness bore interest at an average rate of 6.6% per annum for loans denominated in U.S. dollars and 8.5% for loans represented by the foreign currency basket of BNDES. As of June 30, 2009, 64% of VCP’s debt bore interest at floating rates, including the effect of swap adjustments.

Short-Term Indebtedness

As of June 30, 2009, VCP’s consolidated short-term debt consisted of the current portion of long-term loans and financings, trade finance lines with an outstanding principal amount of U.S.$2,498 million bearing interest at a weighted average annual interest rate of 8.05% and a working capital at a rate of 110% of CDI. As of June 30, 2009, all of VCP’s short-term debt related to trade financing was secured.

Long-Term Indebtedness

The following table sets forth selected information with respect to VCP’s principal outstanding long-term debt instruments as of June 30, 2009.

Instrument	Outstanding Principal and Interest Amount	Final Maturity
	(U.S. dollars in millions)
Derivative debt(1)	2,095	December 2017
Aracruz seller financing	1,908	July 2011
Export prepayment agreements:
June 2006 export prepayment agreement	263	July 2014
September 2006 export prepayment agreements	367	May 2014
June 2007 export prepayment agreement	100	June 2015
April 2008 export prepayment agreement	200	September 2010
7.875% Bonds due 2014(2)	50	January 2014
7.75% Notes due 2020(3)	201	June 2020

(1)	This amount was refinanced on August 13, 2009, excluding the amounts of export prepayments that were migrated to the derivatives refinancing facility.

(2)	Represents the amount of the proceeds of the 7.875% Bonds due 2014 lent to VCP by Voto-Votorantim III, the issuer of the 7.875% Bonds due 2014.

(3)	Represents the amount of the proceeds of the 7.75% Bonds due 2020 lent to VCP by Voto-Votorantim IV, the issuer of the 7.75% Notes due 2020.

Some of VCP’s debt instruments require that VCP comply with financial covenants (on a consolidated basis), the most restrictive of which are the following:

•

net debt to EBITDA (as defined in the relevant indenture) shall not exceed 8.0 to 1.0 in 2009, 4.8 to 1.0 in 2010 and 3.0 to 1.0 in 2011, in each case, at the end of and for each fiscal quarter until maturity; and

•	debt service coverage ratio (EBITDA divided by principal plus interest plus other financial expenses) shall not be less than 0.6 to 1.0 in 2009 and 2010, and 1.2 to 1.0 beginning in 2011.

For the twelve months ended June 30, 2009, VCP reported the following financial ratios to its creditors:

•	net debt to EBITDA of 7.1 to 1.0; and

•	EBITDA to net financial expenses of 0.9 to 1.0.

Many of these instruments also contain other covenants that restrict, among other things, the ability of VCP and certain of its subsidiaries to:

•	incur additional indebtedness;

•	incur liens;

•	issue guarantees;

•	issue or sell share capital of subsidiaries;

•	pay dividends or make certain other restricted payments;

•	consummate certain asset sales;

•	enter into certain transactions with affiliates; or

•	merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of its assets.

In addition, the instruments governing a substantial portion of VCP’s indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

As of June 30, 2009, U.S.$1,936.4 million of VCP’s real-denominated debt and U.S.$4,503.5 million of its foreign currency-denominated debt was secured. In order to secure this debt, VCP has pledged certain of its property and equipment and certain of its accounts receivable. The security arrangements for VCP’s secured debt vary depending on the transaction.

The following discussion briefly describes certain of VCP’s significant financing transactions. VCP has assumed the obligations of Aracruz as a result of its acquisition of control of Aracruz.

Aracruz Seller Financing

In January 2009, VCP acquired Arapar and São Teófilo, whose sole assets consisted of an aggregate of 12.35% of the total share capital, including 28.0% of the voting share capital, of Aracruz, for R$2,710 million. Under the purchase agreement, the purchase price is payable in six semi-annual installments without interest as follows: (1) R$500 million was paid in January 2009; (2) R$500 million was paid in July 2009; (3) R$500 million is due in January 2010; (4) R$500 million is due in July 2010; (5) R$410 million is due in January 2011; and (6) R$300 million is due in July 2011.

In April 2009, VCP purchased 12.35% of the total share capital, including 28.0% of the voting share capital, of Aracruz from Arainvest for R$2,710 million. Under the purchase agreement for these shares, the purchase price is payable in six semi-annual installments without interest, except as noted below, as follows: (1) R$500 million was paid in cash in March 2009; (2) R$500 million is due in January 2010; (3) R$500 million is due in July 2010; (4) R$500 million is due in October 2010, together with interest from the date of purchase of these shares at the rate of 105% of CDI per annum; (5) R$410 million is due in January 2011; and (6) R$300 million is due in July 2011.

Export Prepayment Agreements

In June 2006, VCP’s wholly owned subsidiary VCP Overseas Holding KFT, entered into an export prepayment agreement with a syndicate of banks in an aggregate principal amount of U.S.$375 million divided in three tranches of U.S.$125 million. The proceeds of the loans under this agreement were used to refinance various outstanding export prepayment loans. As of June 30, 2009, the aggregate outstanding principal amount under this export prepayment agreement was U.S.$262.5 million.

In September 2006, VCP entered into three export prepayment facility agreements with financial institutions in an aggregate principal amounts of U.S.$225 million divided in three tranches of U.S.$75 million, U.S.$223 million divided in three tranches of U.S.$74.3 million and U.S.$102 million divided in three tranches of U.S.$34 million, respectively. The proceeds of the loans under these agreements were used to prepay various then outstanding export prepayment loans. These loans are secured by export receivables. As of June 30, 2009, the aggregate outstanding principal amount under these export prepayment agreement was U.S.$366.7 million.

In June 2007, VCP entered into an export prepayment agreement with a financial institution in an aggregate principal amount of U.S.$100 million. Loans under this agreement bore interest at a rate of LIBOR plus 0.38% per annum. The principal amount of these loans is payable in nine equal semi-annual installments, commencing June 2011. In June 2009, VCP renegotiated the terms of this export prepayment agreement. As a result, loans under this agreement currently bear interest at a rate of LIBOR plus 4.65% per annum. As of June 30, 2009, the outstanding principal amount under this export prepayment agreement was U.S.$100.0 million.

In April 2008, VCP entered into an export prepayment agreement with a financial institution in an aggregate principal amount of U.S.$200 million. VCP renegotiated the term of this loan and this loan is currently scheduled to mature in September 2010 and will bear interest at a rate of LIBOR plus 5.00% per annum until that date. This loan is secured by exports contracts. As of June 30, 2009, the outstanding principal amount under this export prepayment facility agreement was U.S.$200 million.

VCP is also party to additional export prepayment agreements that bear interest as of June 30, 2009 at a weighted average rate of 0.88% per annum. The loans under these export prepayment facilities mature at a variety of dates between August 2009 and June 2012. As of June 30, 2009, the aggregate outstanding principal amount under these export prepayment facility agreement was U.S.$99.9 million.

The BNDES Financing

The BNDES, a related party, has been an important source of debt financing for VCP’s capital expenditures. As of June 30, 2009, the BNDES loans totaled U.S.$679 million related to capacity increase projects, all of which are denominated in reais. Loans from the BNDES are secured by liens on property, plant and equipment. The majority of VCP’s loans with the BNDES bear interest indexed to the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP. The remaining BNDES loans are indexed by the UMBNDES, which is a weighted average exchange variation on a basket of currencies, predominantly U.S. dollars, held by the BNDES. As of June 30, 2009, the TJLP was fixed at 6.25% per annum.

Capital Expenditures

VCP has historically made capital investments in order to, among other things, increase its production and modernize its facilities. VCP also reviews acquisition and investment opportunities. VCP may fund these investments through internally generated funds, the issuance of debt or equity or a combination of these methods.

VCP’s capital expenditures for the six-month period ended June 30, 2009 totaled U.S.$417 million. Of this amount, U.S.$267 million was disbursed for expansion projects (the pulp mill at Três Lagoas and a coater for special paper in Piracicaba), U.S.$93 million was disbursed on forestry assets (land acquisition, planting and forest maintenance), and the remainder on the modernization and maintenance of VCP’s plants.

The table below sets forth a breakdown of VCP’s most significant capital expenditures for the periods indicated.

	Six months ended June 30, 2009
	(U.S. dollars in millions)
Expansion	U.S.$	267
Forests (including land purchases)		93
Safety/environmental		5

Advance to suppliers		24
Other (includes maintenance and information technology)		15
Total VCP		404
50% of Conpacel		13

Total	U.S.$	417

See “ANNEX A: Annual Report on Form 20-F/A of Votorantim Celulose e Papel S.A. for the Year Ended December 31, 2008, filed on October 28, 2009, amending the Form 20-F filed on June 30, 2009.”

Cross-currency interest rate swaps

VCP primarily uses derivatives to mitigate its exposure on U.S. dollar-denominated debt. Because a significant portion of VCP’s debt is denominated in U.S. dollars, VCP protects itself from the effects of unfavorable exchange rate changes by entering into cross-currency interest rate swap contracts and Non-Deliverable Forwards, or NDFs. See note 16 to VCP’s unaudited interim consolidated financial information for a discussion of the accounting policies for derivatives and other financial instruments.

As of June 30, 2009, derivatives held by VCP were as follows:

(i)	A swap in which VCP receives Yen and pays dollars, with a notional amount of U.S.$45 million and maturity date in 2014. This swap was contracted to mitigate its exposure on VCP’s obligations under notes issued by Voto-Votorantim III from the fluctuation of these currencies. As of June 30, 2009, the fair value of this swap was positive by U.S.$1.5 million.

(ii)	A swap in which VCP receives CDI and pays dollars (denominated “Call’s NCE”), with a notional amount of U.S.$50 million. This swap was contracted to reduce the cost of certain export credit notes and to match dollar-denominated liabilities with dollar-denominated cash inflows. This swap was subject to four call options through February 2009. Following renegotiations, as of June 30, 2009, VCP had an outstanding notional amount of U.S.$140.0 million, with seven verifications falling due in May 2010 and negative fair value of U.S.$4.6 million.

(iii)	A swap in which VCP receives dollars and pay 110% of CDI, with a notional amount of U.S.$100 million and maturity dates at October and November 2009. This swap was contracted to mitigate its exposure on short-term loans denominated in foreign currency. As of June 30, 2009, the fair value of this swap was negative by U.S.$22 million.

(iv)	A swap with verification in which VCP receives LIBOR + 1.5% per annum and pay 99.7% of CDI, with notional amount of U.S.$50 million and maturity date at March 29, 2010. In the second quarter of 2009, VCP entered into a swap in which VCP receives LIBOR and pay a fixed rate, with a notional amount of U.S.$300.6 million. The purpose of both of these swaps their purpose was to protect export credit agreements. As of June 30, 2009, the transactions’ fair value was negative by U.S.$5 million.

(v)	NDFs are over-the-counter transactions without physical delivery. They are related to a future purchase and/or sale of determined quantity of currency, without initial disbursement, based on a notional amount and a strike price. The notional amount is U.S.$22 million and the maturity date is January 2010. At the maturity date the result will be the difference between the contracted rate and the maturity date rate, multiplied by the notional amount. As of June 30, 2009, the sale average strike was U.S.$1.83, the purchase average strike was U.S.$2.30, and the fair value was negative U.S.$13 million.

(vi)	Swaps and Target Forwards, or TARN, are over-the-counter transactions without initial disbursement. The notional amount is U.S.$30 million and the maturity date is January 2010. If at the maturity date, the exchange rate is below of the strike price contracted, VCP will receive the difference of these rates multiplied by the notional amount, limited to a contracted gain, which can be reached at each maturity date and cancel all the subsequent maturities (“Knock out”). However, if the exchange rate at the maturity date is above the strike price contracted, VCP will pay the difference of these rates multiplied by the duplicated notional amount. As of June 30, 2009, the average strike was U.S.$1.76 and the fair value was negative U.S.$6 million.

The following procedures were adopted for the derivative contract evaluations as of June 30, 2009:

(i)	Swaps were measured at present value, based on the future cash flow, considering the contractual rates up to maturity dates, discounted to present value using the BM&F fixed rate curves;

(ii)	NDFs were measured at the present value of the difference of the asset estimated at each maturity date based on the BM&F quotation data points for equivalent transactions on June 30, 2009, and the notional amount of the contract at maturity; and

(iii)	TARNs were measured based on the “Monte Carlo” model, in which possible trends for the U.S. dollar forward curve are generated based on the current exchange rate level and implicit volatility obtained from Bloomberg. Based on these simulations, possible payables or receivables are obtained on each verification dates. Then, these flows are discounted to present value using the BM&F fixed rate yield curve. The average of these present values represents the fair value of the transaction.

VCP’s counterparties are financial institutions, including Banco Votorantim S.A., or Banco Votorantim, a member of the Votorantim group. Banco Votorantim is a commercial bank and is subject to Central Bank regulations. The rates that VCP negotiates with Banco Votorantim reflect those available in the current financial market. VCP’s treasury department also compares these rates to those offered by other banks before closing the deal in order to assure that VCP receives the most favorable terms and conditions available for each transaction. See “ANNEX A: Annual Report on Form 20-F/A of Votorantim Celulose e Papel S.A. for the Year Ended December 31, 2008, filed on October 28, 2009, amending the Form 20-F filed on June 30, 2009.”

Research and Development

Our total disbursements, both directly and indirectly, in research and development (excluding disbursements related to environmental matters) were approximately U.S.$2.7 million in the six-month period ended June 30, 2009.

Trend Information

The primary trends which influence our sales and production and inventory levels are: the patterns and cycles of pulp purchases by paper producers, pulp and paper prices, the level of pulp inventory in the hands of pulp producers in the global market, global economic conditions and the effect of currency fluctuations.

We continue to pursue growth opportunities to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements, always in the context of a long term strategic focus.

Off-Balance Sheet Arrangements

VCP participates in a number of off-balance sheet arrangements, principally relating to guarantees and take-or-pay contracts. VCP also has a number of swap transactions that are described below in “—Quantitative and Qualitative Disclosures about Market Risk.”

Vendor Program

During the six-month period ended June 30, 2009 and the years ended December 31, 2008, 2007 and 2006, sales under the vendor program represented 28%, 31%, 23% and 22%, respectively, of VCP’s domestic net sales revenue. The amount of the outstanding guarantee was U.S.$120 million, U.S.$127 million, U.S.$112 million as of December 31, 2006, 2007 and 2008, respectively and U.S.$64 million as of June 30, 2009.

A vendor guarantee does not expose VCP to any greater risk or net obligation than a credit sale. As of June 30, 2009, VCP had no other off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on VCP’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

The following table summarizes VCP’s significant contractual obligations and commitments as of June 30, 2009. This table does not reflect swap transactions discussed under “—Quantitative and Qualitative Disclosures about Market Risk” below. See note 14 to VCP’s unaudited interim consolidated financial information for information on contractual obligations related to derivative instruments.

	Payments Due by Period(1)
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(U.S. dollars in millions)
Total debt commitments(1)	US$	1,255	US$	896	US$	1,569	US$	2,417	US$	6,137
Aracruz purchase financing		1,193		715		—		—		1,908
Interest payable		43		—		—		—		43
Capital lease obligations(2)		7		24		11		—		42
Operating leases(3)		16		43		43		118		220
Purchase obligations(4)		163		280		203		3,103		3,749
Pension contribution(5)		2		9		6		—		17

Total contractual obligations and commitments		2,679		1,967		1,832		5,638		12,116

(1)	Includes short and long-term loans and financings shown in VCP’s consolidated financial information, excluding interest payable, swap adjustments and/or derivatives.

(2)	Includes any agreements with suppliers of VCP’s assets (including for the Jacareí project).

(3)	Includes land leases and wood supply.

(4)	Includes take-or-pay contracts. VCP has long-term “take-or-pay” contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from one year to 10 years for which the contractual obligations are U.S.$74 million per year. Additionally, VCP has a long-term “take-or-pay” contract with a supplier of pulp for 30 years. The contractual obligation in connection with this contract is U.S.$77 million per year.

(5)	Represents contributions of U.S.$3 million per year.

VCP is also subject to contingencies with respect to tax, civil, labor and other claims and has made provisions for accrued liability for legal proceedings related to certain probable and estimable losses arising from tax, civil, labor and other claims of U.S.$444 million as of June 30, 2009. See note 18 to VCP’s unaudited interim consolidated financial information included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

VCP is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates. For information on VCP’s risk management strategy, see VCP’s Form 20-F/A for the year ended December 31, 2008, filed on October 28, 2009, amending the Form 20-F filed on June 30, 2009, included as Annex A to this prospectus.

General

At present, VCP, along with other Brazilian companies, has limited sources of long-term financing denominated in reais. VCP believes it has access to a sufficient number of foreign-currency financing sources to meet its needs without resorting to more expensive real-denominated financing.

VCP’s foreign currency debt reflects a strategy to continue borrowing funds in U.S. dollars, and to invest the proceeds in investments bearing higher interest rates in the Brazilian market. VCP has succeeded in lengthening the average maturity of its debt over time. The percentage of VCP’s short-term debt compared to its total debt was 20.8% as of June 30, 2009.

Foreign currency risk

VCP incurred most of the following debt mainly to mitigate its risk in relation to the position of the interest rate differentials between real-denominated financial instruments (cash and cash equivalents and trading securities) and VCP’s foreign currency export credits. VCP believes that, given its level of assets and resources, it should have sufficient cash and sources of working capital to meet its debt service.

	Expected Maturity Date
	2009	2010	2011	After 2011	Total
	(U.S. dollars in millions)
Short-term debt:
Denominated in reais	329	1,013	—	—	1,342
Denominated in U.S. dollars	504	652	—	—	1,156

Total short-term debt (including current portion of long-term debt)	833	1,665	—	—	2,498
Long-term debt:
Denominated in reais	—	542	671	1,152	2,366
Denominated in U.S. dollars	—	127	416	2,724	3,266

Total long-term debt	—	669	1,087	3,875	5,632

Total debt	833	2,334	1,087	3,875	8,130	(1)

(1)	Includes amount payable for acquisition of Aracruz.

VCP estimates that the foreign currency-denominated component of its paper costs does not exceed 20% of its total costs. VCP is self-sufficient in pulp, the principal raw material used in producing paper products. The energy, labor and other domestic components of VCP’s paper production costs are denominated in reais and, together with the cost of pulp, account for almost 90% of VCP’s paper costs. Although, in the long term, there is a clear correlation between international U.S. dollar-denominated pulp prices, reflecting the international nature of this commodity, and the prices VCP is able to charge, fluctuations in exchange rate are not always immediately reflected in VCP’s domestic prices. In the long term, when the international price of pulp increases, the domestic price follows and VCP’s domestic sales in reais also increase. In the short term, VCP’s domestic prices may deviate from the international U.S. dollar-denominated pulp prices. Timing of the fluctuations in exchange rate reflected in VCP’s prices may vary with the type of product, generally as follows:

•	immediately for commodity products, such as pulp and uncoated wood-free paper;

•	with a relatively short lag for coated papers, due to the sale of imported products in the domestic market; and

•	with some lag for other specialty papers with limited exposure to external factors.

The percentage of VCP’s debt subject to fixed and floating interest rates (before taking into account the cross-currency swaps) is as follows:

	As of June 30,
	2009	2008
Floating-rate debt:
Denominated in reais	19	14
Denominated in U.S. dollars	47	73
Subtotal
Fixed rate debt:
Denominated in U.S. dollars	30	13
Denominated in reais	4	—
Total debt	100%	100%

Interest rate risk

VCP’s floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated borrowings and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank. On June 30, 2009, the TJLP was fixed at 6.00% per annum.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Aracruz

The following discussion and analysis should be read in conjunction with “—Management’s Discussion and Analysis of Financial Condition and Results of Operations of VCP,” “ANNEX B: Annual Report on Form 20-F of Aracruz Celulose S.A. for the Year Ended December 31, 2008—Item 5. Operating and Financial Review and Prospects,” “ANNEX B: Annual Report on Form 20-F of Aracruz Celulose S.A. for the Year Ended December 31, 2008—Item 18. Financial Statements,” “Part Two: Summary—Presentation of Financial Information,” and “Part Ten: Financial Statements and Related Financial Information,” including “Reconciliation of Aracruz Shareholders’ Equity and Loss for the Year Prepared under U.S. GAAP to that Prepared under Brazilian GAAP as at and for the Year Ended December 31, 2008 (unaudited),” “Narrative Description of Reconciliating Items between U.S. GAAP and Brazilian GAAP Applicable to Aracruz Celulose S.A. (unaudited)” and “Brazilian GAAP Consolidated Financial Statements for the six-month periods ended June 30, 2009 and June 30, 2008 of Aracruz Celulose S.A.”.

The following discussion contains forward-looking statements that involve risks and uncertainties. The actual results of Aracruz may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Part 3: Risk Factors.”

Overview

The primary factors affecting Aracruz’s results of operations are:

•	prevailing world market prices for pulp;

•	the amount of pulp produced and sold by Aracruz; and

•	Aracruz’s costs of production, which primarily consist of the costs of materials (primarily wood and chemicals) and depreciation.

The prices that Aracruz is able to obtain for Aracruz’s pulp depend upon prevailing world market prices, which historically have been cyclical, with prices subject to significant fluctuations over relatively short periods of time.

Aracruz believes that it is one of the lowest cost producers of bleached kraft market pulp in the world. Its relatively low production costs are due to economies of scale, advanced forestry techniques and weather and soil conditions that allows competitiveness of the forests, a comparatively short regional harvest rotation and low energy and chemical costs.

Financial Presentation and Accounting Policies

Aracruz has prepared its unaudited consolidated interim financial information for the six-month periods ended June 30, 2009 and 2008 in accordance with Brazilian GAAP presented in Brazilian reais. Brazilian GAAP presented in Brazilian reais differs in certain important respects from U.S. GAAP presented in U.S. dollars. The financial statements of VCP included in this prospectus and the financial statements of Aracruz included in the Form 20-F of Aracruz for the year ended December 31, 2008, included as Annex B to this prospectus, have been prepared in accordance with U.S. GAAP and presented in U.S. dollars, and are therefore not comparable to the financial statements of Aracruz prepared in accordance with Brazilian GAAP and presented in Brazilian reais. See “Reconciliation of Aracruz Shareholders’ Equity and Loss for the Year Prepared under U.S. GAAP to that Prepated under Brazilian GAAP as at and for the Year Ended December 31, 2008 (unaudited)” and “Narrative Description of Reconciliating Items between U.S. GAAP and Brazilian GAAP Applicable to Aracruz Celulose S.A. (unaudited).”

The accounting rules introduced by Law No. 11,638/07 and by the CPC became effective for the year-end financial statements prepared relating to any fiscal year starting as of or after January 1, 2008 and have been applied to the financial statements as of and for the year ended December 31, 2008 and for the six-month period ended June 30, 2009. However, the financial information as of and for the six-month period ended June 30, 2008 were prepared in accordance with Brazilian GAAP in effect on December 31, 2007 and do not include the new accounting standards introduced by Law No. 11,638/07. Accordingly, the financial information for the six-month period ended June 30, 2008 is not fully comparable to the financial information for the six-month period ended June 30, 2009.

Amortization of Goodwill

As approved by CFC Resolution 1157/09, as from January 1, 2009, we no longer amortize goodwill attributable to future profitability. The unamortized goodwill of R$56 million at that date, refers to the goodwill attributable to future profitability which arose from the acquisition of Riocell S.A. amortized and had been on a straight-line basis over an estimated useful life of five years. This goodwill balance will be tested annually to determine whether its carrying value remains unimpaired, as required by Technical Pronouncement CPC No. 1—“Impairment of Assets.”. For the six-month period ended June 30, 2008, the goodwill amortization of R$56 million was charged as an expense in the statement of operations. See note 12 to the unaudited consolidated interim financial information of Aracruz for the six-month periods ended June 30, 2009 and 2008 included in this prospectus.

Economic Environment

For information on the international and Brazilian economic environment, see “—Management’s Discussion and Analysis of Financial Condition and Results of Operations of VCP—Principal Factors Affecting VCP’s Results of Operations—Economic Environment” and “ANNEX B: Annual Report on Form 20-F of Aracruz Celulose S.A. for the Year Ended December 31, 2008—Item 5. Operating and Financial Review and Prospects—Brazilian Economic Environment.”

Operating Results

Six-month period ended June 30, 2009 compared to the six-month period ended June 30, 2008.

The table below shows Aracruz’s statements of operations data for the six-month periods ended June 30, 2008 and 2009.

	Six months ended June 30,
Statement of Operations Data	2009		2009		2008
	(in US$ millions)		(in R$ millions)
Operating revenues
Gross operating revenues	U.S.$	956	R$	1,865	R$	2,054
Sales taxes and other deductions		(67)		(130)		(225)

Net operating revenue		889		1,735		1,829
Cost of sales and services		(754)		(1,472)		(1,251)
Gross profit		135		263		578
Operating (expenses) income
Selling		(47)		(93)		(87)
General and administrative		(31)		(60)		(62)
Other operating income (expenses)		15		29		(87)

Operating income before equity in investees and financial results		72		139		341
Equity in investees		—		(1)		(1)
Financial Results
Financial income		93		181		189
Financial expenses(1)		(144)		(281)		(97)
Foreign exchange losses and indexation charges, net		483		942		152

Income before taxes on income and minority interest		504		982		583
Income tax credit (expense)		(184)		(360)		(151)
Minority interest		(5)		(11)		(2)

Net income	U.S.$	315	R$	611	R$	430

(1)	Excludes reversal of interest on capital.

Net Operating Revenue

Net operating revenue declined by 5.1% in the six-month period ended June 30, 2009, when compared to the same period of 2008, principally as a result of a 13.9% decline in average net pulp prices in reais, the effects of which were partially offset by a 9.6% increase in pulp sales volume. Pulp production decreased by 5.1% to approximately 1.5 million tons of BEKP, including 50% of Veracel’s pulp production, during the six-month period ended June 30, 2009 from approximately 1.6 million tons of BEKP, including 50% of Veracel’s pulp production, during the corresponding period in 2008, due to downtime taken at the Barra do Riacho pulp mill in the first quarter of 2009. Pulp sales volume increased by 9.6% to approximately 1.7 million tons during the six-month period ended June 30, 2009 from 1.5 million tons during the corresponding period in 2008, principally due to increasing demand from China.

Cost of Sales and Services

Cost of sales and services increased by 17.6% in the six-month period ended June 30, 2009, primarily as a result of a 9.6% increase in pulp sales volume and higher cost of pulp purchased from Veracel, partially offset by lower freight expenses in U.S. dollars, despite the appreciation of the dollar against the real. The pulp cost per ton sold increased by 11.5% to R$851 during the six-month period ended June 30, 2009 from R$763 during the corresponding period of 2008.

As a result, gross profit declined by 54.4% during the six-month period ended June 30, 2009. As a percentage of net sales, gross profit declined to 15.2% during the six-month period ended June 30, 2009 compared to 31.6% during the corresponding period of 2008.

Operating Expenses

Selling Expenses

Selling expenses increased by 6.1% during the six-month period ended June 30, 2009, principally due to the 9.6% increase in sales volumes and the impact of the 29.2% average depreciation of the real against the dollar, partially offset by the lower shipping terminal expenses in dollars. As a percentage of net sales, selling expenses increased to 5.3% during the six-month period ended June 30, 2009 compared to 4.8% during the corresponding period of 2008.

Administrative Expenses

Administrative expenses declined by 3.7% during the six-month period ended June 30, 2009 as a result of cost-constraint measures adopted by Aracruz during the global financial crisis. As a percentage of net sales, administrative expenses increased to 3.5% during the six-month period ended June 30, 2009 compared to 3.4% during the corresponding period of 2008.

Financial Results

Financial results were R$842 million during the six-month period ended June 30, 2009 compared to financial results of R$244 million during the corresponding period of 2008, primarily as a result of exchange gains on Aracruz’s financial obligations. The 19.7% appreciation of the real against the US dollar generated a financial income of R$942 million during the six-month period ended June 30, 2009, from R$151 million during the corresponding period in 2008, when there was a 11.3% appreciation of the real against the U.S. dollar. The effects of this increase were partially offset by an increase in expenses on financial transactions to R$99 million during the six-month period ended June 30, 2009 from a gain of R$92 million during the corresponding period in 2008, primarily as a result of increase on rates and costs of restructuring liability management occurred during the six-month period ended June 30, 2009.

Other Operating Income (Expense), Net

Other operating income, net was R$29 million during the six-month period ended June 30, 2009, compared to a net operating expense of R$87 million during the six-month period ended June 30, 2008, mainly due to the reduction of the provision for loss on Imposto sobre Circulação de Mercadoria e Serviços, or ICMS, credit (R$37 million) and the suspension of the amortization of goodwill related to the acquisition of Riocell S.A. (R$56 million).

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during the six-month periods ended June 30, 2008 and 2009. The effective tax rate applicable to Aracruz’s income before income tax and social contribution was 36.6%, resulting in an expense of R$359 million during the six-month period ended June 30, 2009, while the effective tax rate applicable to Aracruz’s income before income tax and social contribution was 25.9%, resulting in an expense of R$151 million during the corresponding period of 2008.

Net Income

As a result of the foregoing, net income increased by 42.1% to R$611 million during the six-month period ended June 30, 2009 from R$430 million during the corresponding period of 2008. As a percentage of net sales, net income was 35.2% during the six-month period ended June 30, 2009 compared to 23.5% during the corresponding period of 2008.

Liquidity and Capital Resources

Liquidity

Aracruz’s primary sources of liquidity have historically been cash flows from operating and financing activities. Aracruz’s management believes these sources will continue to be the principal means with which it will meet its cash flow needs.

Aracruz’s material cash requirements include the following:

•	operating expenses;

•	the servicing of its indebtedness; and

•	capital expenditures.

At June 30, 2009, Aracruz had cash, cash equivalents and short-term investments of R$608 million. Of Aracruz’s cash, cash equivalents and short-term investments held at June 30, 2009, R$423 million was invested locally and R$185 million was invested abroad, mostly in U.S. dollar denominated deposits with leading financial institutions.

Aracruz believes that its working capital is sufficient to support the normal course of its current operating cycle, which comprises all the activities relating to its forestry, production and sales.

Cash Flows

Operating Activities

Cash flow provided by operating activities was R$727 million for the six-month period ended June 30, 2009, as compared to R$559 million for the six-month period ended June 30, 2008. Cash flow provided by operating activities was R$727 million for the six-month period ended June 30, 2009, as compared to R$559 million for the six-month period ended June 30, 2008. This increase in operating cash flow in 2009 was mainly due to interest income from financial investments of R$540 million , and an increase in the pulp sales volume, partially offset by larger payments of interest on loans and financing lines of R$224 million and lower pulp prices in R$ per ton.

Investing Activities

Cash flow used in investment activities amounted to R$326 million for the six-month period ended June 30, 2009 and R$447 million for the six-month period ended June 30, 2008. This reduction was mainly due to decreased investments in property, plant and equipment.

Financing Activities

Net cash flow used of R$327 million for the six-month period ended June 30, 2009 was mainly a result of repayment of loans and financing. Net cash flow used of R$140 million for the six-month period ended June 30, 2008 was a result of repayment of loans and financing dividends and interest on shareholders’ equity paid, partially offset by loans and financing raised.

Indebtedness

At June 30, 2009, Aracruz had total debt outstanding of R$8,158 million. This amount primarily consists of debt arising from derivative transactions and export prepayment transactions.

The breakdown of Aracruz’s total debt outstanding at June 30, 2009 is set forth in the table below:

At June 30, 2009
(in R$ millions)
Short-Term Debt
Short-term debt instruments
Local currency	267
Foreign currency	634
Accrued finance charges
Local currency	6
Foreign currency	14

Subtotal	921

Long-Term Debt
Local currency	2,217
Foreign currency	5,020

Subtotal	7,237

Total Debt	8,158

Tabular Disclosure of Contractual Obligations

The following table represents our contractual obligations as of June 30, 2009:

	Payment due by period(1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in R$ millions)
Short-term debt	901	901	—	—	—
Long-term debt	7,238	—	2,156	2,674	2,408
Accrued finance charges	20	20	—	—	—
Purchases: (raw materials, maintenance and utilities/fuel)	233	233	—	—	—
Special tax collection program (PAES)	59	1	24	17	17

Total	8,450	1,155	2,180	2,691	2,425

(1)	Liabilities associated with unrecognized tax benefits were not included in the table because Aracruz can not make reasonably reliable estimates about the period of cash settlement of such liabilities.

See note 15 to Aracruz’s unaudited interim consolidated financial information for information on contractual obligations related to derivative instruments.

Quantitative and Qualitative Disclosures about Market Risks

For quantitative and qualitative disclosures about market risks, see “—Management’s Discussion and Analysis of Financial Condition and Results of Operations of VCP—Quantitative and Qualitative Disclosures about Market Risks” and “ANNEX B: Annual Report on Form 20-F of Aracruz Celulose S.A. for the Year Ended December 31, 2008—Item 11. Quantitative and Qualitative Disclosures about Market Risks.”

Recent Developments

Conversion of Preferred Shares into Common Shares

On May 30, 2009, in order to prepare VCP for the eventual migration of its common shares to the Novo Mercado listing segment of the BM&FBOVESPA, VCP’s shareholders approved the conversion of all of VCP’s outstanding preferred shares into common shares at the exchange ratio of 0.91 common shares for one preferred share. This conversion became effective on August 12, 2009, as a result of which VCP now has a single class of stock comprised solely of common shares. As a result of this conversion, the interests of VID in the voting capital stock of VCP was reduced to 43% from 100%.

Mandatory Tender Offer

As a result of the acquisition of control of Aracruz, under Article 254-A of the Brazilian Corporation Law and CVM Instruction No. 361, of March 5, 2002, as amended, VCP was required to offer to purchase any and all common shares of Aracruz held by public shareholders.

On June 1, 2009, VCP announced the commencement of a mandatory tender offer in Brazil for any and all outstanding common shares of Aracruz. The auction with respect to this tender offer took place on the BM&FBOVESPA on July 1, 2009. In the auction, VCP acquired 13,828,307 common shares of Aracruz, representing 3.0% of the outstanding common shares of Aracruz and 1.3% of the outstanding share capital of Aracruz, for an aggregate purchase price of R$236.6 million, payable according to the same payment schedule agreed to by Arainvest and the former shareholders of Arapar and São Teófilo in connection with the Aracruz Acquisition.

Export Credit Facilities

On July 10, 2009, VCP Overseas Holding Kft entered into a US$54 million export credit facility agreement with a financial institution. VCP and VCP-MS are guarantors under the floating-rate facility. Principal payments are due quarterly from July 14, 2010 to July 16, 2012.

On August, 18, 2009, VCP-MS entered into a US$182.3 million export credit facility agreement with two financial institutions, as arrangers, and ECA (export credit agency), as lender. VCP is a guarantor under this floating rate facility. Principal payments are due semi-annually from February 15, 2010 to February 15, 2018.

Sale of Guaíba Unit

On October 8, 2009, Aracruz entered into a purchase and sale agreement with CMPC for the sale of (i) Aracruz’s pulp and paper mill located in the city of Guaíba, in the State of Rio Grande do Sul, (ii) land totaling an area of approximately 212,000 hectares of forestland associated with this mill (of which 32,000 hectares are leased, under partnerships), (iii) licenses and authorizations for a project to expand the pulp mill’s production capacity to approximately 1.75 million tons a year, and (iv) all of the share capital of Aracruz Riograndense S.A., for an aggregate purchase price of US$1,430 million. The closing under the purchase and sale agreement is subject to customary conditions and is expected to be completed on December 15, 2009.

The Guaíba pulp and paper mill consists of a pulp mill with an annual capacity of 450,000 tons and a paper mill with an annual capacity of 60,000 tons of printing and writing paper. Aracruz Riograndense S.A. owns a veneer mill plant with an annual capacity of 133,000 cubic meters, which is not currently in operation.

In October 2009, the majority lenders under the Export Prepayment Refinancing Credit Facility entered into an amendment to the Export Prepayment Refinancing Credit Facility pursuant to which they consented to the sale of the Guaíba unit on the terms and conditions set forth in the relevant purchase and sale agreement.

VCP’s Listing on the Novo Mercado

On October 21, 2009, VCP called an EGM to be held on November 5, 2009 to vote on the amendment of its bylaws to conform them to the requirements of the listing standards of the Novo Mercado listing segment of the BM&FBOVESPA in connection with VCP’s plans to list on that segment. No proposal to approve a securities offering or a business combination is included in the agenda of such EGM, nor is it necessary to undertake any securities offering or business combination in connection with VCP’s plan to list on the Novo Mercado.

PART SIX: THE STOCK SWAP MERGER

The following is a description of the material terms of the Stock Swap Merger. While VCP and Aracruz believe that the following description covers the material terms of the Stock Swap Merger, the description may not contain all the information that is important to you. VCP and Aracruz encourage you to carefully read this entire document and the exhibits to the registration statement of which this prospectus forms a part, for a complete understanding of the Stock Swap Merger.

Background, Advisory Committees and Board Positions

Background

VCP Announces its Intention to Acquire a Controlling Interest in Aracruz in 2008

Since October 2001, VCP has owned 28.0% of the voting share capital of Aracruz, represented by Aracruz common shares, and has been party to a shareholders’ agreement with affiliates of the Lorentzen and Safra families, which we refer to as the Aracruz Shareholders’ Agreement, pursuant to which the parties to that agreement owned approximately 96.5% of the Aracruz common stock. On May 11, 2008, the Aracruz Shareholders’ Agreement expired. The controlling shareholder group of Aracruz immediately prior to the expiration of the Aracruz Shareholders’ Agreement included Newark Financial Inc., or Newark (an investment vehicle owned by VCP), Arapar S.A., or Arapar (an investment vehicle owned by the Lorentzen, Moreira Salles and Almeida Braga families), Arainvest Participações S/A, or Arainvest (an investment vehicle owned by the Safra family), and BNDESPar, which together owned approximately 96.5% of the Aracruz common stock. At such date, each of Arapar, Arainvest and VCP owned 28.0% of the Aracruz common shares, while BNDESPar owned 12.5% of those shares.

In August 2008, VCP announced that Arapar’s shareholders had accepted a firm proposal from VID to acquire Arapar’s 28.0% stake in the common stock of Aracruz. However, as a result of the significant depreciation of the Brazilian real relative to the U.S. dollar, in late September and early October 2008 Aracruz announced that it had experienced significant losses under its foreign exchange derivatives instruments. Consequently, on October 3, 2008 VCP announced its intention to postpone its acquisition of Arapar’s 28.0% stake in the common stock of Aracruz.

VCP Acquires a Controlling Interest Aracruz in the First Half of 2009

On January 19, 2009, Aracruz announced that banks holding more than 80% of Aracruz’s debt arising under its foreign exchange derivatives transactions had agreed to Aracruz’s proposed terms for the repayment of those debts.

On January 20, 2009, VCP acquired Arapar and São Teófilo Representações e Participações S.A., or São Teófilo, for R$2,710 million. Arapar and São Teófilo were holding companies controlled by the Lorentzen, Moreira Salles and Almeida Braga families and the sole assets of those companies consisted of 28.0% of the Aracruz common shares, which represented approximately 12.4% of the total share capital of Aracruz. On March 5, 2009, VCP purchased another 28% stake in the common stock of Aracruz, representing approximately 12.4% of the total share capital of Aracruz, from Arainvest for R$2,710 million. The purchase price for the common shares acquired in each of these transactions is payable in six semi-annual installments without interest (including payments that were made in January and July 2009). Following these acquisitions, VCP owned approximately 37.1% of the total share capital of Aracruz, including 84.0% of the Aracruz common shares.

In April and May 2009, VCP completed a non-underwritten capital increase in Brazil only, pursuant to which VCP issued new VCP shares in exchange for cash or Aracruz common shares. BNDESPar participated in this private capital increase and exchanged its 12.5% stake in the Aracruz common stock for VCP common shares. Following this capital increase, VCP owned 96% of the Aracruz common shares, representing approximately 44% of Aracruz’s total share capital.

In connection with VCP’s acquisition of Aracruz’s control by means of the transactions described above, and as required under the Brazilian Corporation Law following a disposition of control of a publicly-held Brazilian corporation, on June 1, 2009 VCP announced the commencement of a mandatory change of control tender offer in Brazil only for any and all of the outstanding common shares of Aracruz not held by VCP to be purchased for 80% of the purchase price per share agreed to by Arapar, São Teófilo and Arainvest in connection with the transactions described above. The auction with respect to this tender offer took place on the BM&FBOVESPA on July 1, 2009. In the auction, VCP acquired approximately 3.0% of the outstanding Aracruz common shares, representing approximately 1.3% of the outstanding share capital of Aracruz, for an aggregate purchase price of R$236.6 million, payable according to the same payment schedule agreed to by Arapar, São Teófilo and Arainvest in connection with VCP’s acquisition of Aracruz’s control. Following this transaction, VCP owned 44.0% of the total share capital, including 99.6% of the common stock of Aracruz.

Brazilian Corporation Law Aspects Relating to the Stock Swap Merger

Each of VCP and Aracruz is a Brazilian company and thus Brazilian law and the rules of the CVM govern the shareholder approvals required to authorize the Stock Swap Merger, which shareholders are entitled to vote with respect to the Stock Swap Merger and how shareholder voting takes place. Brazilian law and the rules of the CVM also govern the duties and obligations of the Companies and their respective Boards of Directors in connection with the Stock Swap Merger. Under Brazilian law, an EGM must be held to consider and vote upon transactions such as the Stock Swap Merger. Although under the Brazilian Corporation Law all shareholders may attend any shareholders’ meeting, only common shareholders generally have full voting rights, including in connection with resolutions to approve corporate restructuring transactions, such as the Stock Swap Merger. On August 24, 2009, separate EGMs of each of VCP and Aracruz were held, which approved the Stock Swap Merger with an affirmative vote of a majority of the total outstanding common shares of VCP and Aracruz, respectively. As a result, no further approvals are required under Brazilian law to consummate the Stock Swap Merger. NONE OF VCP, ARACRUZ OR ANY OF THEIR RESPECTIVE AFFILIATES IS ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND VCP, ARACRUZ OR ANY OF THEIR RESPECTIVE AFFILIATES A PROXY.

Under Brazilian law, in corporate restructurings involving controlling and controlled companies, the constituent companies are required to provide disclosure to shareholders with respect to the calculation of the exchange ratio, used to affect the restructuring, with reference to market prices (as if the controlled company had been sold). These disclosure requirements are designed to provide non-controlling shareholders with a parameter against which to evaluate the proposed transaction and to decide whether to approve the proposed transaction. Brazilian law does not (1) establish any specific, minimum or maximum exchange ratio, (2) require that the Board of Directors of either of the constituent companies formally determine that the terms of the proposed transaction are “fair,” either procedurally or financially, to its non-controlling shareholders, (3) require the establishment of any special independent committee or otherwise alter the corporate governance rules in connection with the proposed transaction or (4) impose any prohibition or limitation on the voting rights of the controlling shareholder.

The Advisory Committees

The CVM recently issued release (Parecer de Orientação), or CVM Practice Bulletin No. 35/08, recommending that where a controlling company and its subsidiaries or affiliated companies engage in a stock swap merger, certain additional procedures be followed to protect the non-controlling shareholders. The release constitutes guidance for Brazilian companies engaging in a stock swap merger, and does not mandate that any procedure be followed. The release recommends that the constituent companies implement one of the following procedures in connection with a stock swap merger:

•	establish an independent advisory committee to protect the interests of the non-controlling shareholders and to negotiate the terms and conditions for such corporate transaction; or

•

condition the of approval of the transaction upon the affirmative vote of a majority of the non-controlling shareholders of the controlled company, including the minority holders of the voting and the non-voting shares of the controlled company.

VCP and Aracruz voluntarily elected to follow the recommendations of the CVM set forth in Practice Bulletin No. 35/08 and formed two independent advisory committees, each comprised of individuals that the VCP Board of Directors and the Aracruz Board of Directors determined to be independent based on the listing standards of the Novo Mercado segment of the BM&FBOVESPA. To be considered independent under the listing standards of the Novo Mercado a person must: (1) have no ties to the company except for owning an equity share of its capital stock; (2) not be a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, and not be affiliated with or have had had an affiliation in the last three years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people affiliated with governmental institutions of education and research); (3) have not been a senior manager of the company or employed by or worked for the company, the controlling shareholder or any other company controlled by the company; (4) not be a direct or indirect supplier or purchaser of the company’s services or products or both, to a degree that results in loss of independency; (5) not be an employee or manager of a company or entity that supplies services or products or both to, or buys these from, the company; (6) not be a spouse or a relative to the second degree of any senior manager of the company; and (7) not receive any compensation from the company, except in the case of board members, for compensation received in connection with such person’s service on the board of directors (this restriction does not apply to cash from equity interests in the capital stock). Each of VCP and Aracruz amended their respective bylaws to form an independent advisory committee of persons unaffiliated with either VCP or Aracruz to assist the respective Board of Directors of each of the Companies in the determination of the exchange ratio for the Stock Swap Merger.

The Aracruz Committee

On April 6, 2009 the Board of Directors of Aracruz formed the Aracruz Committee to assist the Aracruz Board of Directors in reviewing and analyzing the terms and conditions of the Stock Swap Merger. Three individuals meeting the independence requirements set forth in the Listing Rules were selected to compose the Aracruz Committee consisting of Eleazar de Carvalho Filho, José Pio Borges e José Roberto Mendonça de Barros. None of the Aracruz Committee members are directors or officers of either VCP or Aracruz. We provide below biographical information with respect to the Aracruz Committee members.

Eleazar de Carvalho Filho. Mr. Carvalho holds a master of arts degree in International Relations from The Johns Hopkins University and a bachelor of arts degree in economics from New York University. Mr. Carvalho attended an Executive Education Program at the Harvard Business School in 1988. Currently he is Chairman of BHP Billiton Brazil. He is a former President and partner of the Unibanco Investment Bank. He is also a former President of BNDES and previously Managing Director of BNDESPar. Prior to that, he was CEO of Banco UBS S.A. and country head of UBS AG in Brazil. Mr. Carvalho is a former member of the Board of Directors of Vale S.A., Eletrobrás, Petrobras, São Paulo Alpargatas and Telemar, among others.

José Pio Borges. Mr. Borges holds a bachelor’s degree in mechanical engineering and a master’s degree in Finance from PUC—Pontifícia Universidade Católica do Rio de Janeiro, and master of arts degree in Economics from the New School for Social Research. He is currently the managing partner of RJX Investimento Ltda. and executive vice president of CEBRI—Centro Brasileiro de Relações Internacionais. Mr. Borges has held executive positions at Banco Liberal S.A., BNDES, Companhia de Seguros da Bahia and Petroquímica da Bahia, and has been a board member of Petrobrás—Petróleo Brasileiro S.A., Aracruzm, Telemar—Telecomunicações do Rio de Janeiro S.A. and Eletrobrás—Centrais Elétricas Brasileiras S.A., among other companies.

José Roberto Mendonça de Barros. Mr. de Barros has a PhD in Economics from the University of São Paulo and has completed post-doctoral studies at Yale University. He is a member of the board of directors of BM&FBOVESPA and Tecnisa S.A. He was Secretary of Economic Policy for the Brazilian Ministry of Finance from 1995 to 1998 and has been a member of the strategic committee of Vale S.A. and a professor of Economics of the University of São Paulo.

The role of the Aracruz Committee was solely to review and analyze the Stock Swap Merger. The Aracruz Committee was not responsible for reviewing any other transactions or matters relating to the Aracruz Acquisition. From April 15, 2009 to May 15, 2009, the Aracruz Committee met formally eight times, including one joint meeting with the VCP Committee on May 14, 2009.

To assist in the discharge of its duties, the Aracruz Committee engaged Banco Merrill Lynch de Investimentos S.A., or Merrill Lynch, to perform certain financial studies in connection with the Stock Swap Merger and engaged Pinheiro Neto Advogados, or Pinheiro Neto, as Brazilian legal advisor to the Aracruz Committee. The Aracruz Committee confirmed that each of Merrill Lynch and Pinheiro Neto, as of the engagement date, met the independence standards set forth in the Listing Rules with respect to VCP, and would be properly remunerated by Aracruz in connection with their consideration of matters relating to the Stock Swap Merger. The Aracruz Committee supervised the activities of Merrill Lynch and Pinheiro Neto, and specifically instructed Merrill Lynch to perform certain studies applicable to the Stock Swap Merger. Additional information with respect to the studies performed by Merrill Lynch can be found in “—Presentation of Merrill Lynch” and a copy of the Merrill Lynch report is included as Annex G to this prospectus.

As part of their engagement, the Aracruz Committee prepared a Recommendation Report, dated May 22, 2009, or the Aracruz Committee Recommendation Report. On May 27, 2009, the Aracruz Committee met with the Aracruz Board of Directors to discuss the conclusions set forth in the Aracruz Committee Recommendation Report with respect to the Stock Swap Merger. Set forth below is a summary of the Aracruz Committee Recommendation Report, which is qualified in its entirety by reference to the full text of the report, included as Annex J to this prospectus.

The Aracruz Committee Recommendation Report

The Aracruz Committee Recommendation Report was prepared for the sole purpose of supporting and assisting the Aracruz Board of Directors in connection with the Stock Swap Merger and does not constitute a recommendation to any shareholder as to how to vote their shares on the Stock Swap Merger or any other matter.

In Aracruz Committee reviewed certain documents determined by it to be necessary for purposes of performing its duties. The Aracruz Committee (1) reviewed and analyzed the trading history of the common and preferred shares of Aracruz and the preferred shares of VCP as prepared by Merrill Lynch, (2) compared the financial information of Aracruz and VCP with that of other listed companies, and (3) reviewed the financial terms and conditions of other recent acquisition transactions, and (4) performed other studies and analysis as it deemed appropriate. The Aracruz Committee, together with Merrill Lynch, held several meetings with the members of Aracruz senior management with respect to Aracruz’s past and current business, financial conditions and future prospects. The Aracruz Committee also held meetings with the VCP Committee in order to discuss the valuation criteria and methodology being utilized by the VCP Committee.

The Aracruz Committee assumed that all information provided to it was accurate and complete. The Aracruz Committee also assumed that any forecasts and projections were prepared on a reasonable basis and reflected the best estimates available to Aracruz management. The Aracruz Committee also assumed that any and all governmental and regulatory authorizations necessary for the completion of the Stock Swap Merger will be obtained without any adverse impact on Aracruz or VCP. The Aracruz Committee did not conduct any independent appraisal of any assets and liabilities (including the appraisal of any contingencies or undisclosed liabilities or assets) of Aracruz or VCP or any of their respective affiliates, and did not analyze any appraisal in connection therewith. The Aracruz Committee did not provide the Aracruz Board of Directors with any legal, regulatory, tax or accounting advice. The Aracruz Committee relied on then current economic, monetary and market condition, among other things, and has not assumed any responsibility to update the information included in its report.

The Aracruz Committee considered the valuation methodologies generally used in connection with acquisition transactions, taking into account the financial and operating condition of each of Aracruz and VCP, and the global pulp market and industry conditions as of the date of its report. The committee requested that Merrill Lynch prepare studies of Aracruz and VCP considering the following appraisal criteria:

•	the market value per share, calculated based on multiples of the market value of the shares of comparable companies operating within and outside of Brazil;

•	the value of shareholders’ equity per share, calculated based on the Companies’ financial statements as of December 31, 2008; and

•

the closing price of the preferred shares (in the case of Aracruz, the Class B Preferred Shares) issued by Aracruz and VCP listed on the BM&FBOVESPA during the period commencing November 4, 2008 (the date Aracruz disclosed that the value of its debt arising out of derivative transactions) and January 19, 2009 (the date Aracruz disclosed that it had entered into an agreement with Aracruz’s creditors and announced the exchange ratio proposed by VCP in connection with the Stock Swap Merger).

The Aracruz Committee also requested studies based on the value of the Aracruz shares using a discounted cash flow methodology, but determined that such an analysis based on discounted cash flow was not reliable and disregarded the results of such analysis for purposes of reaching the recommendation in its report. The Aracruz Committee concluded that the determination of the price of Aracruz shares based on the discounted cash flow methodology at that time was susceptible to substantial variations in price based on the assumptions used, due to the high level of leverage of Aracruz, global economic conditions and the lack of predictability with respect to future prices in the pulp market.

Of all the methods considered, the Aracruz Committee concluded that the exchange ratio should be determined by taking into consideration the closing prices of the shares of Aracruz and VCP on the BM&FBOVESPA for the period commencing 50 trading days and ending 15 trading days prior to January 20, 2009, the date that VCP announced that it had entered into an agreement with the Families to purchase their 28% stake in the common stock of Aracruz. Under this valuation method, the Aracruz Committee determined that an exchange ratio in the range of 0.1342 to 0.1473 VCP share for each Aracruz share would be adequate, with 0.1384 being the exchange ratio within the referred range recommended by the Aracruz Committee, as it represented the average of the daily exchange ratios based on closing prices for Aracruz and VCP shares for the fifty trading days prior to January 20, 2009.

Based, among other things, upon its analysis and the studies prepared by Merrill Lynch and the legal advice from Pinheiro Neto, and relying on the information it deemed necessary, the Aracruz Committee submitted a recommendation to the Aracruz Board of Directors with respect to the Stock Swap Merger. The Aracruz Committee recommended to the Aracruz Board of Directors that they approve the Stock Swap Merger, taking into account its conclusions with respect to an adequate exchange ratio.

Aracruz executed non-exclusive service agreements with each of the members of the Aracruz Committee. These agreements established a fee for the services of the Aracruz Committee members due upon the delivery of the Aracruz Committee Recommendation Report. As part of the engagement of the members of the Aracruz Committee, Aracruz agreed to indemnify those members against liabilities in connection with their appointment to the Aracruz Committee. The aggregate amount of fees due to all members of the Aracruz Committee for their service on the committee is U.S.$392 thousand. Although members of the Aracruz Committee provided in the past, and may in the future provide, services to Aracruz, VCP and their affiliates, those members confirmed that, at the time of their appointment to the Aracruz Committee and on the date of the delivery of the Aracruz Committee Recommendation Report, they were deemed independent pursuant to the listing standards of the Novo Mercado.

The VCP Committee

On April 14, 2009, the Board of Directors of VCP announced the appointment of the members to the VCP Committee, in conformity with CVM Practice Bulletin No. 35/08, with the sole purpose of analyzing the exchange ratio in the Stock Swap Merger, and submitting its recommendation to the Board of Directors of VCP. Three individuals meeting the independence requirements of the Listing Rules were selected to compose the Aracruz Committee consisting of José Luiz Osório, Mailson F. Nóbrega e Rogério L. F. Werneck. We provide below biographical information about the VCP Committee members.

José Luiz Osório. Mr. Osório holds a bachelor’s degree in Civil Engineering from Pontifícia Universidade Católica do Rio de Janeiro, or PUC-RJ, and a master’s degree from Stanford University. Mr. Osório has held executive positions at Banco Garantia, Lehman Brothers, Instituto Ibero Americano de Mercado de Valores and BNDESPar. From 2000 to 2002 he was Chief Executive Officer of CVM. He is currently a partner at Jardim Botânico Partners and a member of the board of directors of Brazilian public companies.

Mailson F. Nóbrega. Mr. da Nóbrega holds a bachelor’s degree in Economics. Mr. da Nóbrega had a long career in the Brazilian Central Bank and from 1988 to 1990 was the Brazilian Ministry of Finance. While in the Ministry, Mr. da Nóbrega was the president of the CMN and a member of the board of the International Monetary Fund, the World Bank and the Inter-American Development Bank. He is currently a member of the board of directors of Brazilian and international companies.

Rogério L. F. Werneck. Mr. Werneck holds a bachelor’s degree in Economics from Universidade Federal de Minas Gerais and a PHD degree in Economics from Harvard University. From 1975 to 1977 Mr. Werneck was a professor at the School of Economics of Fundação Getúlio Vargas. He currently teaches at PUC-RJ, where he has served as Director of the Economics Department since 2002.

The role of the VCP Committee was solely to provide assistance to the Board of Directors of VCP in the Board’s determination of the appropriate exchange ratio for the Stock Swap Merger. The VCP Committee was not responsible for reviewing any other transactions or matters relating to the Aracruz Acquisition. The VCP Committee retained Banco Bradesco BBI S.A., or BBI, to act as financial advisor to the VCP Committee and Rosman, Souza Leao, Franco e Advogados to act as Brazilian legal advisor to the VCP Committee.

As part of their engagement, the VCP Committee prepared a Recommendation Report, dated May 25, 2009, or the VCP Committee Recommendation Report. Set forth below is a summary of the VCP Committee Recommendation Report, which is qualified in its entirety by reference to the full text of the report, included Annex I of this prospectus.

The VCP Committee Recommendation Report

The VCP Committee Recommendation Report was prepared for the sole purpose of providing guidance to the VCP Board of Directors in connection with the determination of the appropriate exchange ratio for the Stock Swap Merger and was not a recommendation to any shareholder as to how to vote their shares on the Stock Swap Merger.

For purposes of its analysis and recommendation, the VCP Committee requested that BBI prepare a valuation of Aracruz and VCP. BBI analyzed the exchange ratio for the Stock Swap Merger using the methodologies set forth below, which are more fully described in “Part Six: The Stock Swap Merger—Presentations and Valuation Reports—Presentation of BBI.”

•	the average market price per share of the VCP and Aracruz shares, using a weighted average based on the traded volume;

•	the value of shareholders’ equity per share, based on the Companies’ financial statements as of December 31, 2008;

•	the market value per share, calculate based on multiples of the market value of the shares of comparable companies; and

•	the average target prices of the shares published by equity research analysts.

In addition, the VCP Committee prepared a report entitled “Appraisal Report Based on Discounted Cash Flow (DCF)”. The following description is qualified in its entirety by reference to the full report which is included as Annex I to this prospectus. The VCP Committee developed a DCF model based on (i) audited financial statements as of December 31, 2006, 2007 and 2008 for each of the Companies, (ii) industry studies and equity research reports submitted to the VCP Committee, (iii) information from the Investor Relations websites of both Companies, and (iv) other public sources, such as Bloomberg, the Central Bank of Brazil and Economatica. The exchange ratio obtained using the DCF model was 0.0972 VCP preferred share for each Aracruz preferred share. The VCP Committee applied a percentage rate variation of 5% to such exchange ratio, and obtained a range of 0.0924 to 0.1021 VCP preferred share for each Aracruz preferred share.

Upon analysis of the results obtained from the methodologies described above, the VCP Committee elected to disregard the exchange ratio resulting from the shareholders equity per share analysis and the exchange ratio obtained based on the market value per share, calculated based on estimated 2009 EBITDA multiples of the market value of shares of comparable companies analysis. Accordingly, the VCP Committee relied on its own DCF analysis, average target prices of analysts, 2008 EBITA multiples of the market value of shares of comparable companies the weighted averages of market prices for VCP and Aracruz shares for the 30 trading days, 45 trading days and 50 trading days preceding January 20, 2009. Therefore, based on the analyses of the valuation methods listed above, the VCP Committee determined a range with a low end equal to the low end of the range of values determined by the discounted cash flow analysis, and a high end within the range of values determined by analysis of the average market price per share of the VCP and Aracruz shares. The result was a range of 0.0924 to 0.1347 VCP share for each Aracruz share. The VCP Committee also noted that the VCP Board of Directors had announced an exchange ratio of 0.1347 VCP shares for each Aracruz share in its January 20, 2009 announcement.

As part of the engagement of the members of the VCP Committee, VCP agreed to indemnify those members against liabilities in connection with their appointment to he VCP Committee. The aggregate amount of fees due to all members of the VCP Committee for their service on the committee is U.S.$347 thousand. Members of the VCP Committee have in the past provided, and may in the future provide, services to Aracruz, VCP and their affiliates.

Determination of the Stock Swap Merger Ratio

After receiving the recommendations of their respective Advisory Committees, the Boards of Directors of VCP and Aracruz held a joint meeting on June 1, 2009 to discuss the appropriate exchange ratio for the Stock Swap Merger in light of the recommendations of the Advisory Committees. The Boards of Directors of VCP and Aracruz agreed to set a Stock Swap Merger exchange ratio that would come as close as possible to the 0.1384 ratio recommended by the Aracruz Committee but that at the same time would be within the 0.0924 to 0.1347 range recommended by the VCP Committee. Therefore, at a joint meeting of the Boards of Directors of VCP and Aracruz held on June 1, 2009, the directors of the Companies voted unanimously to approve a ratio of 0.1347 VCP common share for each and every Aracruz common share, as such ratio was within the range deemed appropriate by the VCP Committee and the Aracruz Committee and came as close as possible to the specific exchange ratio recommended by the Aracruz Committee.

Prior to the determination of the exchange ratio for the Stock Swap Merger, a recapitalization of Aracruz had been proposed pursuant to which all of the Aracruz preferred shares would be converted into Aracruz common shares at a conversion ratio of 0.91 Aracruz common share for each and every Aracruz preferred share. This Aracruz preferred-to-common stock conversion was intended to be implemented along the same lines of a recapitalization undergone by VCP and approved by its shareholders on May 30, 2009, according to which all of the VCP preferred shares were converted into VCP common shares at the conversion ratio of 0.91 VCP preferred shares for each and every VCP common share.

However, because of the disperse shareholder base for the Aracruz Class B Preferred Shares, no quorum was obtained at meetings of the Aracruz preferred shareholders called for two different occasions to ratify this Aracruz recapitalization. As a result, based on prior preferred-to-common stock recapitalizations of other Brazilian companies and the preferred-to-common share ratio based on market prices for other Brazilian companies with liquid common and preferred shares, the Aracruz Committee met on July 17, 2009 and recommended to the Board of Directors of Aracruz that any discount factor within a range from 0.78 to 1.0 would be appropriate to be applied towards the 0.1347 ratio to exchange of VCP common shares for Aracruz common shares in order to arrive at an acceptable ratio to exchange the VCP common shares for Aracruz preferred shares.

Subsequent to the July 17, 2009 meeting of the Aracruz Committee, the Board of Directors of Aracruz met on July 21, 2009 and decided that, in order to maintain symmetry with the preferred-to-common stock recapitalization of VCP, the Board of Directors of Aracruz adopt a 0.91 discount factor to the 0.1347 ratio to exchange VCP common for Aracruz common shares, so that the ratio to exchange Aracruz preferred shares for VCP common shares in the Stock Swap Merger would be 0.1226 VCP common share for each and every Aracruz preferred share.

On August 24, 2009, each of VCP and Aracruz convened extraordinary general meetings, or EGMs, of its shareholders to approve the Stock Swap Merger. During an adjournment of the respective EGMs of VCP and Aracruz, the Boards of Directors of VCP and Aracruz, following discussions with the CVM, agreed to propose to their respective shareholders to extend the same 0.1347 VCP common share for Aracruz common share ratio for the exchange of VCP common shares for Aracruz preferred shares, so that each and every Aracruz preferred share would also be exchanged for 0.1347 VCP common share. The VCP and Aracruz EGMs reconvened on August 26, 2009 and, with an affirmative vote of a majority of the total outstanding common shares of each of VCP and Aracruz, approved the Stock Swap Merger and a single Stock Swap Merger exchange ratio of 0.1347 VCP common share for each and every Aracruz common share, Class A Preferred Share or Class B Preferred Share.

Reasons for and Effects of the Stock Swap Merger

The Boards of Directors of VCP and Aracruz proposed the Stock Swap Merger to the shareholders of the Companies based on the belief that the Stock Swap Merger will enable:

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VCP to align the interests of the VCP and Aracruz shareholders and facilitate the unification, standardization and the rationalization of the general administration of the shareholder structure of the Companies;

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VCP to simplify the shareholding and organizational structure of the VCP business, expand its shareholder base and reduce management and administrative costs, particularly those associated with maintaining two companies within the VCP group listed on two different markets: the BM&FBOVESPA and the NYSE;

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holders of common shares and preferred shares of Aracruz and the holders of ADSs representing Aracruz Class B Preferred Shares to exchange their securities pursuant to an exchange ratio determined with the advice of the Advisory Committees of each of VCP and Aracruz formed pursuant to CVM Practice Bulletin No. 35/08;

•

holders of common shares and preferred shares of Aracruz and holders of Aracruz ADSs to receive VCP securities having the same rights as the VCP securities currently held by VCP shareholders and VCP ADS holders, including full voting rights, expected to have greater liquidity than their current Aracruz securities;

•

holders of Aracruz shares and Aracruz ADSs to hold an investment in a larger pulp and paper enterprise, consisting of the world’s largest producer of market pulp and a leading Brazilian producer of paper, with a more diversified asset, client and product base than that of Aracruz; and

•	holders of Aracruz shares and Aracruz ADSs to benefit from synergies that are expected to be obtained as a result of Aracruz becoming a wholly-owned subsidiary of VCP after the Stock Swap Merger.

The foregoing discussion of factors is not considered by the Companies’ Boards of Directors to be exhaustive, but instead, includes the material factors or reasons causing them to approve the Stock Swap Merger. In reaching their conclusions, the Boards of Directors did not quantify or assign any relative weight to the factors considered and individual directors may have given different weight to different factors. The Boards of Directors considered all of the factors as a whole and overall considered them to be favorable to, and to support their conclusions with respect to, the Stock Swap Merger.

VCP and Aracruz believe that the potential administrative cost savings per year from the transaction include (1) the elimination of the costs to maintain the registration of the securities of Aracruz under the Exchange Act, (2) the listing of the Aracruz ADSs on the NYSE and (3) the listing of the common shares and preferred shares of Aracruz on the BM&FBOVESPA. These costs include the preparation of Annual Reports on Form 20-F and the submission of reports on Form 6-K for Aracruz, the preparation of audited financial statements in accordance with the regulations of the U.S. Securities and Exchange Commission, or the SEC, and the preparation of reports on the internal control over financial reporting of Aracruz pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the attestations of such reports by Aracruz’s independent registered public accounting firm and (2) once the Stock Swap Merger is complete, Aracruz will no longer need to have a Fiscal Council (Conselho Fiscal) or a Board of Directors (Conselho de Administração), which will facilitate the decision making process for VCP and its executive officers.

VCP and Aracruz selected the particular structure of this transaction (the Stock Swap Merger), primarily because this structure is time efficient and provides the greatest certainty manner that unaffiliated shareholders will become shareholders of VCP and that VCP and Aracruz will achieve the objectives described above.

Despite the benefits of and reasons for the Stock Swap Merger, the following factors will affect the security holders of Aracruz and VCP:

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VCP is more leveraged than Aracruz (see “Part Three: Risk Factors—Risks Relating to the Stock Swap Merger and the Aracruz Acquisition” and “—Risks Relating to our Business and the Pulp and Paper Industry”);

•

because VCP will be a larger company than Aracruz, holders of Aracruz shares and Aracruz ADSs will have a lower ownership percentage in VCP than they currently have in Aracruz, as a result of the issuance of the new VCP shares and VCP ADS in the Stock Swap Merger (see “Part Three: Risk Factors—Risks Relating to the Stock Swap Merger and the Aracruz Acquisition”);

•

after the Stock Swap Merger, VCP’s controlling shareholders, VID and BNDESPar, will continue to have voting control of VCP and VCP’s Board of Directors; the interests of these controlling shareholders may conflict with the interests of VCP’s non-controlling shareholders and ADS holders, and the financial interests of the non-controlling shareholders and ADS holders could be materially adversely affected;

•	while the exchange ratio for the Stock Swap Merger was determined in accordance with all applicable laws and regulations in Brazil and falls within the ranges recommended by the Advisory Committees,

this ratio may be higher or lower, from the perspective of value to unaffiliated shareholders, than that that could be achieved through arm’s length negotiations between unrelated parties (see “—Past Contacts, Transactions, Negotiations and Agreements” and “—Transactions and Arrangements Concerning the Common Shares, Preferred Shares and ADSs of Aracruz”);

•

the Stock Swap Merger exchange ratio reflects the fact that VCP already owns, directly or indirectly, a majority of the total outstanding common shares of Aracruz and, accordingly, the Stock Swap Merger does not involve a change of control. As a result, the Stock Swap Merger exchange ratio should not be expected to, and does not, reflect a control premium;

•

the VCP securities you receive in the Stock Swap Merger will represent an investment in a different business enterprise from that in which you originally invested as a current security holder of Aracruz;

•	while it is expected that the shares of VCP will be listed on the BM&FBOVESPA’s Novo Mercado listing segment, there can be no assurance that such listing will occur in a timely fashion, if at all;

•

holders of Aracruz Class B Preferred Shares (including in the form of Aracruz ADSs) and holders of VCP common shares (including in the form of VCP ADSs) are not entitled to appraisal rights in connection with the Stock Swap Merger;

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the Advisory Committees relied on, among other things, the presentations of BBI and Merrill Lynch, but BBI’s fees will be paid entirely by VCP and Merrill Lynch’s fees will be paid entirely by Aracruz; and

•

on August 24, 2009, the date of the EGMs that approved the Stock Swap Merger, a majority of the total outstanding voting shares of both VCP and Aracruz were directly or indirectly held by VID and BNDESPar, and their affirmative vote at those EGMs was sufficient to approve the Stock Swap Merger and all of its terms and conditions.

Terms of the Stock Swap Merger

As a result of the Stock Swap Merger:

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each common share or preferred share of Aracruz, regardless of the Aracruz share class, will be exchanged for 0.1347 common share, no par value, of VCP, plus a whole VCP common share in exchange for any fractional VCP common share entitlement receivable as a result of the Stock Swap Merger;

•

each Aracruz ADS will be exchanged for 1.347 VCP ADSs, each VCP ADS representing the right to receive one common share of VCP, plus cash instead of any fractional VCP ADS entitlement receivable as a result of the Stock Swap Merger;

•

VCP will be a significantly larger company and will own, directly or indirectly, 100% of the capital stock of Aracruz, and VCP’s interest in the net book value and net income (loss) of Aracruz will therefore increase to 100%;

•	additional VCP ADSs and VCP common shares will be listed on the NYSE and the BM&FBOVESPA, respectively;

•	the Aracruz Class B Preferred Shares are expected to be deregistered under the Exchange Act and Aracruz will no longer file Annual Reports on Form 20-F or furnish reports on Form 6-K;

•	the Aracruz ADSs will be delisted from the NYSE, the common shares and preferred shares of Aracruz will be delisted from the BM&FBOVESPA and deregistered from the CVM; and

•

any dividends to holders of common shares, preferred shares or ADSs of the Companies with respect to fiscal years after the fiscal year ended December 31, 2009 will be paid in accordance with the bylaws (estatuto social) of VCP and Brazilian law, as described in “Part Seven: Shareholder Rights.”

Under Brazilian law, there are no conditions for the completion of the Stock Swap Merger other than approval by holders of common shares of VCP and Aracruz, which approvals have already been obtained at separate EGMs of each of the Companies convened on August 24, 2009. However, the delivery of VCP ADSs in the Stock Swap Merger is conditioned on the declaration by the SEC that the registration statement of which this prospectus forms a part is effective. The approval by the NYSE of the listing of the VCP ADSs to be delivered in connection with the Stock Swap Merger, for which we will apply, must be obtained for these ADSs to be traded by their holders. However, this approval is not a condition to the completion of the Stock Swap Merger.

Under the Brazilian Corporation Law, if the Board of Directors of Aracruz believes that the total value of the appraisal rights exercised by the holders of Aracruz common and Class A Preferred Shares may place at risk the financial stability of Aracruz, Aracruz’s Board of Directors may, within ten days after the end of the appraisal rights period, call an EGM to either ratify or unwind the Stock Swap Merger. Payment relating to the exercise of the appraisal rights will not be due if the Stock Swap Merger is unwound.

Principal Transaction Documents

Merger Agreement

The Boards of Directors of each of the Companies, with the advice and support of their respective Advisory Committees, have unanimously approved the merger agreement for the Stock Swap Merger (Protocolo e Justificação de Incorporação de Ações), or the Stock Swap Merger Agreement, which was entered into by executive officers of VCP and Aracruz on July 21, 2009, and contains the terms by operation of which the Aracruz shares not owned directly or indirectly by VCP shall be merged into VCP. The following is a summary of the material terms of the Stock Swap Merger Agreement:

•	shares of Aracruz held by controlled subsidiaries of VCP will not be exchanged for VCP shares;

•	each common share of Aracruz will be exchanged by 0.1347 common share of VCP;

•	only holders of Aracruz common shares or Aracruz Class A Preferred Shares will have appraisal rights;

•	the appraisal rights exercise price will be equal to R$0.9177 per Aracruz common share or Aracruz Class A Preferred Share;

•	the amounts of VCP’s capital increase shall be approximately R$1.2 billion generated by the transfer of the total amount of the net equity of Aracruz to VCP as a result of the Stock Swap Merger;

•	VID will give a whole VCP common share owned by it in lieu of any fractional VCP common share to which an Aracruz shareholder would be entitled as a result of the Stock Swap Merger;

•	holders of Aracruz ADSs will get cash in lieu of any fractional VCP ADSs to which they would be entitled as a result of the Stock Swap Merger; and

•	VCP shares issued in the Stock Swap Merger will be entitled to full participation in dividend distributions made by VCP in the 2009 fiscal year.

An English translation of the Stock Swap Merger Agreement is included herein as Annex C to this prospectus.

Shareholders’ Agreement

VID and BNDESPar will enter into a shareholders’ agreement that sets forth the terms and conditions of their shared control of VCP, the VCP Shareholders’ Agreement. The VCP Shareholders Agreement will have a term of five years, ensure that BNDESPar and VID collectively own a minimum of 50.1% of VCP’s voting stock during the term of the agreement, and will provide, among other things, that:

•	during the three–year period following execution of the agreement, or the restricted period, BNDESPar must maintain ownership of at least 21.04% of VCP’s common shares;

•	during the two years following the restricted period, BNDESPar must maintain ownership of at least 10.94% of VCP’s common shares;

•

VID and BNDESPar benefit during the restricted period from a preemptive right to acquire additional VCP shares in the event of the issuance of any VCP shares to the extent necessary to maintain their shared control of VCP;

•	any VCP shares acquired by VID and BNDESPar as stock dividends or as a result of stock splits during the restricted period are automatically subject to the terms and conditions of the agreement; and

•	following the restricted period, certain tag-along and preemptive rights apply to the disposition of VCP shares by VID and BNDESPar, respectively.

Under the VCP Shareholders’ Agreement, BNDESPar will agree to vote its shares jointly with VID and to cause its directors to vote jointly with the VID’s directors. However, specific corporate acts, including indebtedness incurred by us and our controlled companies in excess of a specified net debt/EBITDA ratio, business combinations, our liquidation or dissolution and certain related party transactions, among others, will be required to be approved by BNDESPar.

An English translation of a form of the VCP Shareholders’ Agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Receipt of Shares of VCP and VCP ADSs

General Terms

As a result of the Stock Swap Merger, without any action by you, each common share or preferred share of Aracruz will become 0.1347 common share, no par value, of VCP, and a whole VCP common share will be given to you by VID in exchange for any fractional VCP common share you are entitled to receive in the Stock Swap Merger. Because the common shares of VCP and Aracruz are book-entry shares, an entry or entries will be made in the share registry of VCP to evidence the VCP common shares received by you in the Stock Swap Merger. Neither you nor any other person will receive certificates evidencing common shares of VCP.

Holders of Aracruz ADSs representing Aracruz Class B Preferred Shares will, subject to the procedures described below, receive 1.347 VCP ADSs (each VCP ADS representing the right to receive one common share of VCP) in the Stock Swap Merger for each Aracruz ADS they hold, plus cash instead of any entitlement to fractional VCP ADSs that they are entitled to receive in the Stock Swap Merger.

We will deliver VCP common shares in connection with the Stock Swap Merger promptly as practicable after the end of the appraisal rights exercise period, which period will end on November 12, 2009, unless postponed. During that period, the common shares and preferred shares of Aracruz and the common shares of VCP are expected to continue to trade on the BM&FBOVESPA under their existing ticker symbols. Any whole VCP common share delivered to Aracruz shareholders by VID in lieu of any fractional VCP share to which those shareholders are entitled shall be so delivered simultaneously with the new VCP shares that will be issued by VCP to Aracruz shareholders in the Stock Swap Merger in exchange for their Aracruz shares.

After the end of the period for the exercise of appraisal rights, VCP will deposit with the custodian in Brazil for the Aracruz Depositary VCP common shares issuable in respect of the Aracruz Class B Preferred Shares then held in the Aracruz ADS program. The Aracruz Depositary will then deposit those VCP common shares with the custodian in Brazil for the VCP Depositary and instruct the VCP Depositary to cause to be issued VCP ADSs representing those VCP common shares, and to deliver the VCP ADSs so issued to the Aracruz Depositary. When the VCP ADSs are received in the Aracruz ADS program, the Aracruz ADSs will represent a right to receive VCP ADSs. Upon receipt of your VCP ADSs, if you so desire, you will be able to withdraw in Brazil the VCP common shares underlying your new VCP ADSs in the same manner as current VCP ADS holders are able to do so.

If you hold ADSs indirectly through a broker or other intermediary, you will automatically receive your VCP ADSs (and cash in lieu of any fractions as described in “—Fractional Shares and ADSs”).

If you hold ADSs directly as a registered holder, you must surrender your Aracruz ADRs to the Aracruz Depositary. Registered holders of Aracruz ADSs will be provided with the necessary forms, which will contain instructions on how to surrender their Aracruz ADRs representing Aracruz ADSs to the Aracruz Depositary. If you do not receive the necessary forms, you may call Citibank, N.A. toll-free at (800) 308-7887 or contact Citibank, N.A. at 388 Greenwich Street, New York, New York 10013. Upon surrender of the Aracruz ADRs, the Aracruz Depositary will deliver the VCP ADSs to the registered holders of former Aracruz ADSs (and cash in lieu of any fractions as described in “—Fractional Shares and ADSs”).

If you hold Aracruz ADSs, you will not have to pay fees of the Aracruz Depositary for the cancellation of each Aracruz ADS that you surrender in connection with the Stock Swap Merger or any ADS issuance fees for the VCP ADSs issued to you in connection with the Stock Swap Merger. If you are a holder of common shares of VCP or VCP ADSs, you will continue to hold those securities after the Stock Swap Merger.

Because VCP intends to change its legal name to “Fibria,” VCP has already agreed with the BM&FBOVESPA that its common shares will trade on that exchange under the ticker symbol “FIBR3.” In addition, after the declaration by the SEC that the registration statement of which this prospectus forms a part is effective, and after the Stock Swap Merger is completed, we will apply to list on the NYSE the VCP ADSs issued in connection with the Stock Swap Merger, and all the VCP ADSs are expected to trade under the symbol “FBR.”

After the end of the period for the exercise of appraisal rights on November 12, 2009, and after the Stock Swap Merger is completed, the common shares and preferred shares of Aracruz will be delisted from the BM&FBOVESPA and deregistered from the CVM.

Delivery of VCP ADSs

Holders of Aracruz ADSs will receive 1.347 VCP ADSs for each Aracruz ADS they hold plus cash in lieu of entitlements to any fractional VCP ADSs.

Termination of Aracruz ADS Program

Aracruz will instruct the Aracruz Depositary to mail notice to the holders of all outstanding Aracruz ADSs in accordance with the Aracruz deposit agreement to terminate that deposit agreement and the Aracruz ADS program as soon as practicable after the Stock Swap Merger becomes effective and the period for the exercise of appraisal rights (where applicable) has elapsed.

The terms of the VCP ADSs that will be received in connection with the Stock Swap Merger are described in “Part Seven: Shareholder Rights—Description of American Depositary Shares.”

Fractional Shares and ADSs

If you hold common shares or preferred shares of Aracruz directly and the product of the exchange ratio in the Stock Swap Merger and the number of common shares or preferred shares of Aracruz you hold is not a whole number, VID will give you a whole VCP common share owned by it in lieu of any fractional VCP common share to which you would are entitled as a result of the Stock Swap Merger. Any whole VCP common share delivered to Aracruz shareholders by VID in lieu of any fractional VCP share to which those shareholders are entitled shall be so delivered simultaneously with the new VCP shares that will be issued to Aracruz shareholders by VCP in the Stock Swap Merger in exchange for their Aracruz shares.

If you hold Aracruz ADSs and the product of the applicable exchange ratio and the number of Aracruz ADSs you hold is not a whole number, the number of VCP ADSs you will receive in the Stock Swap Merger will be rounded down to the largest whole number. The Aracruz Depositary will attempt to sell on the open market the fractional VCP ADS to which you would otherwise be entitled. You will receive cash instead of any of any fractional VCP ADS you are entitled to receive based on any net proceeds (after deducting applicable fees, taxes and expenses, including sales commissions) from any sale on the NYSE of the aggregate number of fractional entitlements to VCP ADSs.

Payments for fractional VCP ADS entitlements will be available to registered holders approximately five business days after the Aracruz Depositary completes sales of the aggregated fractional VCP ADSs on the NYSE.

You do not have to pay in cash any fees or commissions to VCP, Aracruz, or to the Aracruz Depositary, for the sale of your fractional entitlements to VCP ADSs, since the applicable fees and expenses will be deducted from any amounts you receive.

Appraisal Rights

Holders of Aracruz Class B Preferred Shares and VCP common shares (in either case, including in the form of ADSs) are not entitled to appraisal rights in connection with the Stock Swap Merger because those shares meet certain liquidity and dispersion criteria under the Brazilian Corporation Law, and, accordingly, are easier to be liquidated in the market.

On the other hand, pursuant to Article 137 of the Brazilian Corporation Law, the holders of common shares and Class A Preferred Shares of Aracruz that dissent from the Stock Swap Merger have the right to withdraw their share capital from Aracruz and be reimbursed for the value of their Aracruz common and Class A Preferred shares for which they were holders of record at the close of trading on July 24, 2009, the date of first publication of the call notice for the EGMs that approved the Stock Swap Merger. Holders of Aracruz common shares and Aracruz Class A Preferred Shares cannot exercise these appraisal rights if they have voted in favor of the Stock Swap Merger. The failure to have voted on the Aracruz EGMs that approved the Stock Swap Merger by an Aracruz common shareholder or Class A Preferred shareholder who would otherwise be entitled to appraisal rights will not constitute a waiver of that shareholder’s appraisal rights.

Under the Brazilian Corporation Law, a holder of Aracruz common or Class A Preferred who exercises appraisal rights is generally be entitled to receive the net asset value of his or her Aracruz shares determined based on the book value of Aracruz’s assets and liabilities as of December 31, 2008, as certified by an independent auditor (Baker Tilly for the Stock Swap Merger) in its valuation report of net assets at book value. Based on this net asset value, the appraisal value per Aracruz common shares or Class A Preferred shares is R$0.9177, as certified by Baker Tilly.

However, under the Brazilian Corporation Law, because the Stock Swap Merger involves a controlling company (VCP) and a controlled company (Aracruz), VCP and Aracruz are required to disclose the ratio of the value of shares of VCP and Aracruz calculated based on the net worth calculated at market prices (as if the assets of VCP and Aracruz had been sold), based on valuation reports prepared by an independent financial advisor (KPMG for the Stock Swap Merger). This exchange ratio is required to be disclosed in order to provide non-controlling shareholders with a parameter against which to evaluate a proposed merger and to determine whether to dissent from the respective shareholder vote and exercise appraisal rights. The applicable exchange ratio calculated based on the criteria of net worth at market prices is 0.1099 VCP common share for each common share or Class A Preferred share of Aracruz, as certified by KPMG.

Because the exchange ratio based on BM&FBOVESPA trading prices of the VCP and Aracruz shares, as proposed in the Stock Swap Merger Agreement, is more advantageous to Aracruz shareholders than the exchange ratio calculated based on the criteria of net worth at market prices, Aracruz common and Class A preferred shareholders exercising appraisal rights will receive the net asset value of their Aracruz shares based on the book value of Aracruz’s assets and liabilities as of December 31, 2008 (R$0.9177 per Aracruz common share or Class A Preferred share).

VCP and Aracruz retained KPMG to deliver valuation reports certifying the net worth of each of VCP and Aracruz calculated at market prices (as if the assets of VCP and Aracruz had been sold). In addition, VCP retained Baker Tilly to deliver a valuation report certifying the book value of Aracruz’s shareholders’ equity and the Aracruz shares as of December 31, 2009. The valuation reports of KPMG are included as Annex D and Annex E to this prospectus, and the Valuation Report of Baker Tilly is included as Annex F to this prospectus. See “—Presentations and Valuation Reports.”

Appraisal rights will lapse on November 12, 2009, unless a new expiration date for the exercise of appraisal rights is announced to the market by Aracruz. After that date, holders of Aracruz common shares or Aracruz Class A Preferred Shares will no longer have any right to compel Aracruz to redeem their Aracruz shares. Requests for exercise of appraisal rights are irrevocable once submitted.

To exercise its appraisal rights, a holder of Aracruz common shares or Class A Preferred Shares holding such Aracruz shares in custody with Banco Itaú S.A., the transfer agent for the shares of Aracruz, must appear, personally or through an attorney-in-fact, at any office of Banco Itaú S.A., during the period for the exercise of his or her appraisal rights, complete a form related to the exercise of the appraisal rights, which is available in those offices, and provide certified copies of the documents listed below:

•	Individuals: Individual Taxpayers’ Register, Identity Card updated evidence of address not older than two months from the date of presentation; and

•

Legal Entity: National Corporate Taxpayers’ Register, bylaws/articles of association and corresponding amendments, as well as documents related to the partners/legal representatives (act of appointment, Individual Taxpayers’ Register, Identity Card updated evidence of address).

Shareholders represented by attorneys-in-fact must provide the documents described above and the respective public power of attorney, which shall grant special powers to the attorney-in-fact authorizing him or her to exercise, on behalf of the grantor, appraisal rights and request the reimbursement for the shares.

Shareholders holding shares through the Fungible Custody of Registered Shares of the Stock Exchange must exercise their appraisal rights through their custody agents.

Presentations and Valuation Reports

VCP and Aracruz do not generally publish their business plans and strategies or make external disclosures of their anticipated financial position or results of operations. However, the management of Aracruz has prepared prospective financial information set forth in a presentation prepared and issued by Merrill Lynch to the Aracruz Committee, as described below. The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by the management of Aracruz as of the date of its preparation are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others things, risks and uncertainties. See “Part Three: Risk Factors.” Accordingly, there can be no assurance that the prospective results are indicative of the future performance of VCP and/or Aracruz or that actual results will not differ materially from those presented in the prospective financial information. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of these presentations and valuation reports are cautioned not to place undue reliance on the prospective financial information. Neither VCP nor Aracruz intend to update or otherwise revise the prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, VCP and Aracruz do not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Inclusion of the prospective financial information in this registration statement should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. None of VCP’s or Aracruz’s independent registered public accounting firms, nor any other independent registered public accounting firms, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein or therein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The reports of those independent registered public accounting firms included in this prospectus relate to VCP’s and Aracruz’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

Presentation of Merrill Lynch

The Aracruz Committee retained Banco Merrill Lynch de Investimentos S.A., or Merrill Lynch, to perform certain financial analyses in connection with the Stock Swap Merger. On May 13, 2009, Merrill Lynch presented its financial analyses to the Aracruz Committee.

The full text of Merrill Lynch’s presentation of certain financial analyses, dated as of May 13, 2009, which sets forth the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Merrill Lynch, is included as Annex G to this prospectus. The following summary of Merrill Lynch’s presentation is qualified in its entirety by reference to, and should be reviewed together with, the full text of the presentation. Stockholders are urged to read the presentation and consider it carefully.

Merrill Lynch’s presentation of financial analyses was made to the Aracruz Committee for the use and benefit of the Aracruz Committee. Merrill Lynch was not asked to, and did not, deliver or express, and its presentation should not be considered or construed as, an opinion, view or recommendation with respect to the Stock Swap Merger, its terms and conditions or the exchange ratio, including its fairness (financial or otherwise), nor with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the Stock Swap Merger, or any class of such persons, or with respect to any other transaction or matter. Merrill Lynch did not, and its presentation did not, address the merits of the underlying decision of the Aracruz Committee to recommend the Stock Swap Merger to the Board of Directors of Aracruz or of the underlying decision of Aracruz to engage in the Stock Swap Merger, and did not constitute, nor was it intended to be construed as, a recommendation to any stockholder as to how the stockholder should have voted with respect to the Stock Swap Merger or any matters related thereto. Merrill Lynch’s presentation was not prepared to be used as, and should not be considered or construed as, a valuation report referred to in Articles 8, 252, 256 and 264 of the Brazilian Law 6,404/76 or in any other applicable provision, law or regulation.

Merrill Lynch did not, and its presentation of financial analyses does not, express any opinion or view as to the value of VCP shares that will be issued in connection with the Stock Swap Merger or the prices at which shares of Aracruz or VCP actually will or could be privately sold or publicly traded in the securities markets at any time following the announcement or consummation of the Stock Swap Merger.

In preparing the financial analyses contained in its presentation, Merrill Lynch took into account:

•	publicly disclosed transaction documents, including press releases, notices to the financial markets and publicly disclosed presentations made by the management of each of Aracruz and VCP;

•	Aracruz and VCP annual reports for the years ended 2006 through 2008 and Aracruz and VCP quarterly reports for 2006, 2007 and 2008;

•	certain operating and financial information, including projections, provided to Merrill Lynch by Aracruz management relating to Aracruz’s business and prospects;

•	historical prices, trading multiples and trading volumes of the voting and non-voting shares of Aracruz and non-voting shares of VCP;

•	publicly available financial data, stock market performance data and trading multiples of companies which Merrill Lynch deemed to be relevant; and

•	such other financial studies and analyses as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

In addition to the above mentioned sources of information, Merrill Lynch:

•	met with certain members of Aracruz senior management to discuss Aracruz’s business, operations, historical and projected financial results and future prospects; and

•	participated in certain discussions among representatives of Aracruz and VCP and their respective financial and legal advisors.

In preparing its financial analyses, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available. Merrill Lynch did not assume any responsibility for independently verifying this information and did not undertake an independent evaluation or appraisal of any of the assets or liabilities of Aracruz or VCP and was not furnished with any such evaluation or appraisal, nor did Merrill Lynch evaluate the solvency or fair value of Aracruz or VCP under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Aracruz or VCP. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by Aracruz or VCP, Merrill Lynch assumed that the information had been reasonably prepared and reflected the best currently available estimates and judgment of Aracruz’s management as to the expected future financial performance of Aracruz. Merrill Lynch expressed no view as to such forecasts or the assumptions on which they were based. Merrill Lynch has not provided any legal, tax or accounting advice to either of Aracruz or VCP in connection with the Stock Swap Merger.

Merrill Lynch’s financial analyses and presentation was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of its presentation. Merrill Lynch has no obligation to update or otherwise revise its presentation of financial analyses.

In connection with the preparation of the financial analyses, Merrill Lynch was neither authorized by Aracruz or the Board of Directors of Aracruz or the Aracruz Committee to solicit, nor did Merrill Lynch solicit, third party indications of interest for the acquisition of all or any part of Aracruz, including with respect to the Stock Swap Merger and the Aracruz Acquisition.

At the May 13, 2009 Aracruz Committee meeting, Merrill Lynch made a presentation of certain financial analyses of the transaction. The following is a summary of the material financial and comparative analyses performed by Merrill Lynch in that presentation.

Neither the reference to a specific analysis nor its order of appearance in the summary below is meant to indicate that the analysis was given more weight than any other analysis. The following summary is not a complete description of all of the analyses performed and factors considered by Merrill Lynch, but rather is a summary of the material financial analyses performed and factors considered by Merrill Lynch. Selecting portions of the analyses or of the summary below, without considering the analyses as a whole, could create an incomplete view of the processes underlying Merrill Lynch’s analyses. With respect to the comparable company analysis summarized below, such analysis reflects selected companies, and not necessarily all companies, that may be considered relevant in evaluating the Stock Swap Merger. In addition, no company used as a comparison is either identical or directly comparable to Aracruz or VCP. These analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

The estimates of future performance of VCP and Aracruz in or underlying Merrill Lynch’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond Aracruz’s or VCP’s control. Estimates of the financial value of companies do not purport to be appraisals or reflect the prices at which these companies actually may be sold. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Merrill Lynch nor the Companies or any other person assumes responsibility if future results are materially different from those forecasted.

The consideration payable in the Stock Swap Merger was determined by Aracruz and VCP and the decision to enter into the Stock Swap Merger Agreement was solely that of Aracruz and VCP. The presentation and financial analyses of Merrill Lynch were only one of many factors submitted to consideration of the Aracruz Committee in its evaluation of the proposed Stock Swap Merger and should not be viewed as determinative of the views of the Aracruz Committee, the Board of Directors of Aracruz or Aracruz with respect to the Stock Swap Merger or the consideration offered.

Presentation of Financial Analyses

Book Value Per Share Analysis

Merrill Lynch performed a book value per share analysis for each of Aracruz and VCP based upon their respective balance sheets as of December 31, 2008. These analyses resulted in an estimated book value per share of R$0.96 for Aracruz as of December 31, 2008 and an estimated book value per share of R$20.52 for VCP as of December 31, 2008. Merrill Lynch noted that the implied exchange ratio as calculated using the book value per share of Aracruz and VCP as of December 31, 2008 was 0.0466.

Historical Trading Analysis

Merrill Lynch reviewed the historical respective trading price performance of Aracruz Class B Preferred Shares over the 30-trading-day periods from December 2, 2008 to January 16, 2009 and from December 3, 2008 to January 19, 2009, as well as the 50-trading-day period from November 4, 2008 to January 19, 2009 and of VCP preferred shares over the same time periods. Merrill Lynch calculated the average implied exchange ratio for each of such periods by dividing the sum of the daily implied exchange ratios for each trading day in such period, which Merrill Lynch calculated for each trading day by dividing the closing price of Aracruz’s Class B Preferred Shares by the closing price of VCP’s preferred shares, by the total number of trading days in such period. Merrill Lynch noted that the average implied exchange ratios for the 30-trading-day period from December 2, 2008 to January 16, 2009, the 30-trading-day period from December 3, 2008 to January 19, 2009 and the 50-trading-day period from November 4, 2008 to January 19, 2009 were 0.1347, 0.1353 and 0.1384, respectively.

Comparable Companies Analysis

Merrill Lynch compared certain financial and stock price trading information for Aracruz and VCP to similar information of the following selected public companies which Merrill Lynch deemed relevant:

•	Domtar Corporation;

•	International Paper Company;

•	Grupo Empresarial ENCE S.A.;

•	Portucel—Empresa Produtora de Pasta de Papel S.A.;

•	Stora Enso Oyj;

•	UPM-Kymmene Oyj;

•	Suzano Papel e Celulose S.A.;

•	Klabin Celulose S.A; and

•	Empresas CMPC S.A.

Although none of the selected companies are directly comparable to Aracruz or VCP, the companies included were selected because they are publicly traded companies with operations that for purposes of analysis Merrill Lynch deemed relevant to Aracruz’s and VCP’s businesses. Merrill Lynch selected the comparable companies on the basis that each was a publicly traded company, with operations in the pulp and paper industry, which is similar to the operations of Aracruz and VCP. A complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the comparable companies and other factors that could affect the public share prices of the comparable companies, as well as the prices of Aracruz’s and VCP’s shares.

The projections and estimates for the selected publicly traded companies used by Merrill Lynch in its analysis, as well as those used by Merrill Lynch for Aracruz and VCP, were based on estimates from market consensus and selected Wall Street equity research reports. Merrill Lynch took into account financial information for these selected publicly traded companies and calculated financial ratios based on the most recent publicly available information, including estimated Enterprise Value/EBITDA multiples for the years 2009 and 2010.

Based in part on the multiples described above, Merrill Lynch derived implied valuations per share of Aracruz and VCP and the implied exchange ratio ranges. For each of Aracruz and VCP, Merrill Lynch applied Enterprise Value/EBITDA multiples of 9.0x to 10.0x estimated 2009 EBITDA and Enterprise Value/EBITDA multiples of 7.0x to 8.0x estimated 2010 EBITDA based on estimates from market consensus and selected Wall Street equity research reports. Merrill Lynch utilized these selected multiples after considering the current market conditions, current and historical trading multiples and the size and diversification of the selected publicly traded companies, among other things. The resulting implied exchange ratio range was 0.0250 to 0.0520 for estimated 2009 EBITDA for each of Aracruz and VCP and 0.0537 to 0.0817 for estimated 2010 EBITDA for each of Aracruz and VCP.

Miscellaneous

The Aracruz Committee retained Merrill Lynch based upon Merrill Lynch’s experience and expertise. Merrill Lynch is an internationally recognized investment banking firm with substantial experience in transactions similar to the proposed transaction. Merrill Lynch, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with business combinations and acquisitions and for other purposes.

Under the terms of Merrill Lynch’s engagement letter, dated April 16, 2009, Aracruz has agreed to pay Merrill Lynch a fee of U.S.$800,000 for delivering its presentation of financial analyses, which was payable upon delivery of Merrill Lynch’s presentation of financial analyses. Aracruz also has agreed to indemnify Merrill Lynch and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Merrill Lynch and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other financial services to Aracruz and VCP and may continue to do so and have received, and in the future may receive, compensation for the rendering of these services. In addition, in the ordinary course of its business, Merrill Lynch may actively trade the securities of Aracruz, as well as the securities of VCP, for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

In the ordinary course of business, Merrill Lynch and its affiliates may, on a principal basis or on behalf of customers or managed funds, make or hold long or short positions or finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Aracruz, VCP and certain of their respective affiliates and subsidiaries. In addition, Merrill Lynch and Merrill Lynch’s affiliates (including Bank of America Corporation and its affiliates) may maintain relationships with Aracruz or VCP and their respective affiliates. Additionally, the research department and other divisions within Merrill Lynch may base their analysis and publications on different market and operating assumptions and on different valuation methodologies when compared with Merrill Lynch’s presentation of financial analyses. As a result, the research reports and other publications prepared by them may contain entirely different results.

Presentation of BBI

The VCP Committee retained Banco Bradesco BBI S.A., or BBI, to perform certain financial analyses in connection with the Stock Swap Merger. On May 20, 2009, BBI presented its financial analyses to the VCP Committee.

The full text of BBI’s presentation of certain financial analyses, dated as of May 20, 2009, which sets forth the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by BBI, is included as Annex H to this prospectus. The following summary of BBI’s presentation is qualified in its entirety by reference to, and should be reviewed together with, the full text of the presentation. Stockholders are urged to read the presentation and consider it carefully.

BBI’s presentation of financial analyses was made to the VCP Committee for the use and benefit of the VCP Committee. BBI was not asked to, and did not, deliver or express, and its presentation should not be considered or construed as, an opinion, view or recommendation with respect to the Stock Swap Merger, its terms and conditions or the exchange ratio, including its fairness (financial or otherwise), nor with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the Stock Swap Merger, or any class of such persons, or with respect to any other transaction or matter. BBI did not, and its presentation did not, address the merits of the underlying decision of the VCP Committee to recommend the Stock Swap Merger to the Board of Directors of VCP or of the underlying decision of VCP to engage in the Stock Swap Merger, and did not constitute, nor was it intended to be construed as, a recommendation to any stockholder as to how the stockholder should have voted with respect to the Stock Swap Merger or any matters related thereto. BBI’s presentation was not prepared to be used as, and should not be considered or construed as, a valuation report referred to in Articles 8, 252, 256 and 264 of the Brazilian Corporation Law 6,404/76 or in any other applicable provision, law or regulation.

BBI did not, and its presentation of financial analyses does not, express any opinion or view as to the value of VCP shares that will be issued in connection with the Stock Swap Merger or the prices at which shares of VCP or Aracruz actually will or could be privately sold or publicly traded in the securities markets at any time following the announcement or consummation of the Stock Swap Merger.

In preparing the financial analyses contained in its presentation, BBI reviewed, among other things:

•	historical prices, trading multiples and trading volumes of the non-voting shares of VCP and Aracruz;

•	audited financial statements of VCP and Aracruz for 2008;

•	publicly available operating and financial data;

•

publicly disclosed notices of material facts filed with the CVM, earning results presentations and presentations regarding the Stock Swap Merger provided to BBI by VCP and Aracruz’s investor relations department; and

•	such other financial studies and analyses and took into account such other matters as BBI deemed necessary, including its assessment of general economic, market and monetary conditions.

In preparing its financial analyses, BBI assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available. BBI did not assume any responsibility for independently verifying this information and did not undertake an independent evaluation or appraisal of any of the assets or liabilities of VCP or Aracruz and was not furnished with any such evaluation or appraisal, nor did BBI evaluate the solvency or fair value of VCP or Aracruz under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, BBI did not assume any obligation to conduct any physical inspection of the properties or facilities of VCP or Aracruz. BBI has not provided any legal, tax or accounting advice to either of VCP or Aracruz in connection with the Stock Swap Merger.

BBI’s financial analyses and presentation was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to BBI as of, the date of its presentation. BBI has no obligation to update or otherwise revise its presentation of financial analyses.

In connection with the preparation of the financial analyses, BBI was neither authorized by VCP or the Board of Directors of VCP or the VCP Committee to solicit nor did BBI solicit, third party indications of interest for the acquisition of all or any part of Aracruz, including with respect to the Stock Swap Merger or the Aracruz Acquisition.

At the May 20, 2009 VCP Committee meeting, BBI made a presentation of certain financial analyses of the transaction. The following is a summary of the material financial and comparative analyses performed by BBI in that presentation. Some of the summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses performed by BBI, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by BBI.

Neither the reference to a specific analysis nor its order of appearance in the summary below is meant to indicate that the analysis was given more weight than any other analysis. The following summary is not a complete description of all of the analyses performed and factors considered by BBI, but rather is a summary of the material financial analyses performed and factors considered by BBI. Selecting portions of the analyses or of the summary below, without considering the analyses as a whole, could create an incomplete view of the processes underlying BBI’s analyses. With respect to the comparable company analysis summarized below, such analysis reflects selected companies, and not necessarily all companies, that may be considered relevant in evaluating the Stock Swap Merger. In addition, no company used as a comparison is either identical or directly comparable to VCP or Aracruz. These analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

The estimates of future performance of VCP and Aracruz in or underlying BBI’s analyses are based on market consensus and are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, BBI considered industry performance, general business and economic conditions and other matters, many of which are beyond VCP’s or Aracruz’s control. Estimates of the financial value of companies do not purport to be appraisals or reflect the prices at which these companies actually may be sold. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither BBI nor the Companies or any other person assumes responsibility if future results are materially different from those forecasted.

The consideration payable in the Stock Swap Merger was determined byVCP and Aracruz and the decision to enter into the Stock Swap Merger Agreement was solely that of VCP and Aracruz. The presentation and financial analyses of BBI were only one of many factors considered by the VCP Committee in its evaluation of the proposed Stock Swap Merger and should not be viewed as determinative of the views of the VCP Committee, the Board of Directors of VCP or VCP with respect to the Stock Swap Merger or the consideration offered.

Presentation of Financial Analyses

Book Value Per Share Analysis

BBI performed a book value per share analysis for each of VCP and Aracruz based upon their respective balance sheets as of December 31, 2008, without adjustments. These analyses resulted in an estimated book value per share of R$20.52 for VCP as of December 31, 2008 and an estimated book value per share of R$0.93 for Aracruz as of December 31, 2008. BBI noted that the implied exchange ratio as calculated using the book value per share of VCP and Aracruz as of December 31, 2008 was 0.0455.

Historical Trading Analysis

BBI reviewed the historical respective trading price performances of VCP and Aracruz’s preferred shares over the: (1) 12 month period prior to the publication of the notice of material fact dated as of January 20, 2009 pursuant to which the Stock Swap Merger was announced, or the Notice of Material Fact; (2) 50-trading-day period prior to the publication of the Notice of Material Fact; (3) 45-trading-day period prior to the publication of the Notice of Material Fact; and (4) 30-trading-day period prior to the publication of the Notice of Material Fact. BBI noted that the implied exchange ratios as calculated using the average closing prices and the volume weighted average price of VCP preferred shares and Aracruz preferred shares over the 12-month, 50-trading-day, 45-trading-day and 30-trading-day periods prior to the publication of the Notice of Material Fact were 0.2386 and 0.2205, 0.1377 and 0.1439, 0.1383 and 0.1457, and 0.1353 and 0.1437, respectively.

Comparable Companies Analysis

BBI analyzed information of selected public companies which BBI deemed relevant for its analysis. Although none of the selected companies are directly comparable to VCP or Aracruz, the companies included were selected because they are publicly traded companies with operations that for purposes of analysis BBI deemed relevant to VCP’s and Aracruz’s businesses. A complete analysis of the results of the calculations performed by BBI cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the comparable companies and other factors that could affect the public share prices of the comparable companies, as well as the prices of VCP’s and Aracruz’s shares.

The projections and estimates for the selected publicly traded companies used by BBI in its analysis were based on research analysts estimates. The projections and estimates for VCP and Aracruz were based on estimates from research analysts estimates. BBI reviewed financial information for these selected publicly traded companies and calculated financial ratios based on the public information available as of January 19, 2009, the date prior to the publication of the Notice of Material Fact, including estimated Firm Value/EBITDA multiples for the years 2008 and 2009. The resulting implied exchange ratio range was zero to 0.1059 for 2008 EBITDA for each of VCP and Aracruz, and zero for estimated 2009 EBITDA. The implied exchange ratio of zero resulted where the calculation yielded a negative equity value for Aracruz as a result of Aracruz’s net debt exceeding its firm value.

Target Medium Price

BBI also calculated the implied exchange ratio ranges based on target prices established by research analysts in the period from November 4, 2008 to January 20, 2009 and the resulting implied exchange ratio for the period was 0.0989.

Miscellaneous

The VCP Committee retained BBI based upon BBI’s experience and expertise. BBI is an internationally recognized investment banking firm with substantial experience in transactions similar to the proposed transaction. BBI, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with business combinations and acquisitions and for other purposes.

Under the terms of BBI’s engagement letter, dated April 14, 2009, VCP has agreed to pay BBI a fee of R$600,000 plus taxes and expenses for delivering its presentation of financial analyses, which was payable upon delivery of BBI’s presentation of financial analyses. VCP also has agreed to indemnify BBI and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

BBI and BBI’s affiliates in the past have provided, and are currently providing, services to VCP unrelated to the proposed Stock Swap Merger, for which services BBI and such affiliates have received and expect to receive compensation, including, without limitation, commercial banking activities in the ordinary course of business.

In the ordinary course of BBI’s business, BBI and its affiliates may actively trade or hold the securities of VCP and its respective affiliates and subsidiaries, for BBI’s own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, BBI and its affiliates may maintain relationships with VCP and its affiliates. Additionally, the research department and other divisions within BBI may base their analysis and publications on different market and operating assumptions and on different valuation methodologies when compared with BBI’s presentation of financial analyses. As a result, the research reports and other publications prepared by them may contain entirely different results.

Valuation Reports of KPMG

KPMG was engaged by VCP and Aracruz to prepare valuation reports solely for the purposes of appraising the shareholders’ equity at market prices of VCP and Aracruz as of December 31, 2008, for purposes of Section 264 of the Brazilian Corporation Law. This summary of the KPMG valuation reports of the shareholders’ equity at market prices of VCP and Aracruz is qualified in its entirety by reference to the full text of the reports, included as Annexes D and E, respectively, to this prospectus. The valuation exercise of KPMG was undertaken in order to provide non-controlling shareholders with a parameter against which to evaluate the Stock Swap Merger exchange ratio and to determine whether to dissent from the shareholder vote and exercise appraisal rights.

The respective audited financial statements of VCP and Aracruz and their respective subsidiaries as of December 31, 2008 were used as starting points for the valuation reports of KPMG. The value of shareholders’ equity appraised at market prices was estimated based on the sale or the settlement of the assets and liabilities separately under the following conditions:

•

the market value should correspond to the value expressed in cash or equivalent at which the property (or any other asset or liability) could be exchanged between a willing buyer and a willing seller, with reasonable knowledge of both and without compulsion for purchase or sale by one or by both; and

•	the value of the assets under forced sale conditions should not be considered, at any cost.

The following appraisal bases were observed for the different classes of items:

•

monetary assets, such as cash, cash equivalents and receivables, were appraised at fair value, that is, the amount at which an asset could be traded between independent and interested parties, familiar with the subject and willing to negotiate, in a normal transaction, without favors and with exemption of other interests. In cases where it was not possible to identify the market, these items were appraised through the calculation of the present value of receipts in order to reflect the current market appraisals regarding the time value of money and the specific risks;

•	non-monetary assets, such as inventories, land, buildings, property, machinery and facilities, and intangible assets such as brands and patents, were appraised by the probable realization value;

•	monetary liabilities, such as debts, and payables, were appraised at fair value, as defined above; and

•	contingencies were appraised according to the outcome expected by the respective company’s management and/or its legal counsel.

According to KPMG’s valuation reports, the value of the shareholders’ equity at market prices of VCP is R$5,941,286,655.00, or R$29.506 per share, and the value of the shareholders’ equity at market prices of Aracruz is R$3,348,659,176, or R$3.243 per share, each as of December 31, 2008. According to KPMG’s reports for VCP and Aracruz, the ratio for the exchange of VCP shares for Aracruz shares would be 0.1099 VCP common share for each and every Aracruz common share or preferred share.

Valuation Report of Baker Tilly

Baker Tilly was engaged by VCP to render a valuation report solely for the purposes of appraising the book value of the shareholders’ equity of Aracruz and the Aracruz shares as of December 31, 2008 for purposes of Sections 226 and 252, paragraph 1, of the Brazilian Corporation Law. This summary of the valuation report of Baker Tilly is qualified in its entirety by reference to the full text of the report, included as Annex F to this prospectus.

Baker Tilly’s valuation report was issued in connection with an examination of Aracruz’s balance sheet as of December 31, 2008, which was prepared under the responsibility of Aracruz’s management. The purpose of this valuation is to help determine the amount of the capital increase of VCP as a result of the merger of the Aracruz shares not, directly or indirectly, owned by VCP into VCP’s asset base.

Baker Tilly conducted its audit in accordance with Brazilian GAAP, which comprised, among other procedures: (1) planning of the works, taking into account the significance of the balances, the volume of the transactions and Aracruz’s accounting systems and internal controls, (2) examining, on a test basis, the evidences and registrations supporting the amounts disclosed, and (3) assessing the accounting principles used and the significant estimates made by Aracruz’s management.

According to Baker Tilly’s valuation report, the book value of the Aracruz shares that are subject to the Stock Swap Merger is R$529,842,603.00, as of December 31, 2008.

Mailing of Prospectus

VCP will mail the prospectus to record holders of Aracruz ADSs whose names appear on the list of record holders of Aracruz ADSs maintained by the Aracruz Depositary and will also furnish the prospectus to brokers, banks and similar persons who are listed as participants in a clearing agency’s security position listing for subsequent transmission to beneficial owners of Aracruz ADSs. If you hold Aracruz ADSs, you are receiving this prospectus because VCP may be deemed to be making a sale of its ADSs to you for purposes of the Securities Act.

Brokerage Commissions

You do not have to pay any brokerage commissions in connection with the Stock Swap Merger if you have your shares of Aracruz registered in your name. If your securities are held through a bank or broker or a custodian linked to a stock exchange, you should consult with them as to whether or not they charge any transaction fee or service charges in connection with the Stock Swap Merger. If you hold Aracruz ADSs, you will have to pay the fees and expenses described in “—Receipt of Shares of VCP and VCP ADSs—Delivery of VCP ADSs” in connection with the Stock Swap Merger.

Accounting Treatment of the Stock Swap Merger

Under U.S. GAAP, the Stock Swap Merger will be accounted for as equity transactions in accordance with Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” This standard requires that the carrying amount of noncontrolling interest be adjusted to reflect the change in our ownership interest in the subsidiaries. Any difference between fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.

Under Brazilian GAAP, the Stock Swap Merger will be accounted for by the fair value of the shares exchanged. Goodwill, the difference between fair and book value, will be recognized.

Certain Information on the Parent Companies of VCP and Aracruz

The following chart presents our corporate structure and principal subsidiaries as of October 23, 2009. The percentages in bold italics represent the percentage of the voting capital owned by the parent company of each entity, and the percentages not in bold italics represent the percentage of the total share capital owned by the parent company of each entity.

Management of VCP

We are managed by a board of directors (Conselho de Administração), and a board of executive officers (Diretoria). The address of the management of our company is Alameda Santos 1357, 6th floor, São Paulo, SP, Brazil.

Board of Directors

Our board of directors is required to meet once a year and on an extraordinary basis when corporate interests so require. The members of the board of directors are appointed at general shareholders’ meetings and serve for two-year terms. The board’s responsibilities include determining our general business strategies, electing the executive officers and supervising the management. The board of directors is currently made up of the following members, each of whom was appointed on August 24, 2009:

Name	Age	Position
José Luciano Duarte Penido	61	Chairman
João Carvalho de Miranda	46	Vice-chairman
Raul Calfat	56	Member
Alexandre Silva D’Ambrosio	47	Member
Wang Wei Chang	62	Member

We present below a brief biographical description of each member of our board of directors:

José Luciano Duarte Penido. Mr. Penido has served as chairman of our board of directors since August 28, 2009. Prior to his appointment as chairman of our board of directors, he had served as our chief executive officer since January 5, 2004. Prior to January 2004, Mr. Penido served as president of Samarco Mineração S.A. for eleven years. Mr. Penido is also the vice-president of the Minas Gerais Industry Federation, where he directs the Enterprise Citizenship Council. Mr. Penido has a bachelor’s degree in Mining Engineering from the Universidade Federal de Minas Gerais.

João Carvalho de Miranda. Mr. Carvalho de Miranda has served as a member and vice-chairman of our board of directors since April 30, 2009. Since March 2009, Mr. Carvalho de Miranda has also served as chief financial officer of VID. Before joining the Votorantim Group in 2009, Mr. Carvalho de Miranda was the executive vice president of Global Banking at Banco Citibank S.A. in Brazil from 2006 until 2009. Mr. Carvalho de Miranda was also the president of Citibank N.A. in Chile from 2004 to 2006 and corporate bank head of Citibank, N.A. in Brazil from 1998 to 2004. Prior to 1998, Mr. Carvalho de Miranda took several positions at ING Barings and Aracruz. Mr. Carvalho de Miranda is an Economist who graduated from Pontifícia Universidade Católica do Rio de Janeiro and received a master’s degree in Business Administration from Instituto de Pós-Graduação e Pesquisa em Administração of Universidade Federal do Rio de Janeiro (COPPEAD), where he also completed an extension course at the Wharton Business School, University of Pennsylvania.

Raul Calfat. Mr. Calfat has served on our board of directors since August 24, 2009. Mr. Calfat has also served as the general director of VID for all industrial businesses (including cement, zinc, nickel, long steel, orange juice, chemicals and energy) since January 2006, and as the general director for the corporate area since January 2004. In addition, Mr. Calfat has been a member of the board of directors of Aracruz since July 16, 2004 and was elected chairman of the board of directors of Aracruz on March 6, 2009. Mr. Calfat served as vice president of the Bracelpa from 1996 to 2004 and as president of the Pulp and Paper Association of São Paulo from 1993 to 1995. Mr. Calfat previously served as president of our company and of Papel Simão, where he began his career as a trainee in 1973. Mr. Calfat graduated from FGV with a bachelor’s degree in Business Administration. Mr. Calfat also completed the management development program for senior executives at the International Institute for Management Development (IMD) in Lausanne, Switzerland.

Alexandre S. D’Ambrosio. Mr. D’Ambrosio has served as a member of our board of directors since August 24, 2009. Mr. D’Ambrosio is general counsel and a managing director of VID. Since June 2003, Mr. D’Ambrosio has served as chief legal officer of VPAR and has also served as a member of the board of directors of Aracruz since April 2004. Prior to joining the Votorantim Group, Mr. D’Ambrosio served from 2001 through 2003 as vice president for Legal and Corporate Affairs of Global Village Telecom Ltda. – GVT in Brazil, and from 1999 through 2001 as general counsel of Telemig and Telenorte Celular S.A. in Brazil. Mr. D’Ambrosio previously practiced corporate law in the United States from 1986 through 1996, as associate and partner in major law firms in Washington, D.C. and New York City. Mr. D’Ambrosio is licensed both as a Brazilian and U.S. lawyer and member of the Ordem dos Advogados do Brasil (OAB-São Paulo), the District of Columbia Bar, and the Court of International Trade in New York. Mr. D’Ambrosio graduated from the University of São Paulo (LL.B ‘84), from the Harvard Law School (LL.M ‘86) and from the National Law Center of George Washington University (MCL ‘89).

Wang Wei Chang. Mr. Chang has served as a member of our board of directors since August 24, 2009. Mr. Chang also serves as independent risk officer of the risk committee of VPar since February 2009. In addition, Mr. Chang has been a member of the board of directors of Aracruz since March 6, 2009. Mr. Chang previously served as the head of the financial planning and control unit and as controller at Banco Chase Manhattan S.A. in Brazil. Mr. Chang also served as treasurer of Chase Manhattan Bank N.A. in Chile, and managing director of Chase Manhattan Bank, N.A. in São Paulo from September 1988 until July 1995. Mr. Chang served as vice president of Citibank, N.A. in Brazil and Hong Kong from May 1974 until May 1986, and as vice president and chief financial officer of Perdigão S.A. from July 1995 until June 2008. Mr. Chang is also member of the Senior Advisory Board and alternate member of the Board of Directors of Perdigão S.A. Mr. Chang graduated with a bachelor’s degree in Electrical Engineering from Escola Politécnica de São Paulo in 1971 and a master’s degree in Industrial Engineering from Pontifícia Universidade Católica do Rio de Janeiro in 1973. In addition, Mr. Chang has completed training seminars sponsored by Perdigão S.A., Banco Chase Manhattan S.A./Chase Manhattan Bank N.A., Citibank N.A. and other institutions in Brazil, the United States, Puerto Rico, Chile, Europe, Hong Kong, Japan and the Philippines related to management, strategic planning, leadership training, finance, capital markets, financial controls, credit, marketing, real estate, trade finance, and sales.

Board of Executive Officers

The following executive officers were appointed by our board of directors. They are members of our board of executive officers and are our legal representatives. The board of executive officers meets periodically to review production, and commercial and financial operations. Our executive officers are as follows:

Name	Age	Position
Carlos Augusto Lira Aguiar	63	Chief Executive Officer
Francisco Fernandes Campos Valério	61	Industrial Operations & Engineering
Evandro César Camillo Coura	50	Controllership & Risk Management
João Felipe Carsalade	54	Commerce & International Logistics
Marcos Grodetzky	52	Treasury & Investor Relations
Marcelo Strufaldi Castelli	45	Paper Business Strategy & Supplies
Miguel Caldas	45	Human & Organizational Development
Walter Lidio Nunes	60	Forestry Operations & Technology

We present below a brief biographical description of each executive officer that is not also member of our board of directors:

Carlos Augusto Lira Aguiar. Mr. Aguiar has served as our Chief Executive Officer since August 28, 2009. Mr. Aguiar has also served as president of Aracruz since April 1998. Prior to becoming president of Aracruz, Mr. Aguiar served as vice president from April 1993 to April 1998 and as an executive officer from 1985 to 1993. After joining Aracruz in 1981, Mr. Aguiar held various managerial positions in Aracruz’s operations department since 1981. Mr. Aguiar holds a bachelor’s degree in Chemical Engineering and Industrial Management from the Universidade Federal do Ceará, Brazil.

Francisco Valério. Mr. Valério has served as our executive officer of Industrial Operations & Engineering since August 28, 2009. Mr. Valério joined our company in January 1998. He previously held senior positions at other pulp and paper companies, including, Bahia Sul, Aracruz, Suzano, Braskraft Florestal e Industrial and Olinkraft Celulose e Papel. Mr. Valério holds a bachelor’s degree in Mechanical Engineering from the Universidade Federal de Santa Catarina, Brazil.

Evandro César Camillo Coura. Mr. Coura has served as our executive officer of Controllership & Risk Management since August 28, 2009. Mr. Coura has served as a member of the board of executive officers of Aracruz since November 2008 and is one of Aracruz’s principal financial officers, responsible for internal controls, adherence to corporate rules and policies, and risk management. Mr. Coura previously served as the chief executive officer of Grupo Rede, a Brazilian electricity distribution and generation company, and as head of the Energy Department of the BNDES. Mr. Coura holds a bachelor’s degree in Electrical Engineering from the Instituto Militar de Engenharia, and a master’s degree in Business Administration from Universidade Federal do Rio de Janeiro, Brazil.

João Felipe Carsalade. Mr. Carsalade has served as our executive officer of Commerce & International Logistics since August 28, 2006. Mr. Carsalade has also served as an officer of Aracruz since September 1993. Since he joined Aracruz in 1976, Mr. Carsalade has held various managerial positions with the commercial department of Aracruz. Mr. Carsalade holds a bachelor’s degree in Business Administration from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro, Brazil.

Marcos Grodetzky. Mr. Grodetzky has served as our executive officer of Treasury & Investor Relations since August 28, 2009. In addition, Mr. Grodetzky has served as a member of the board of executive officers of Aracruz since November 2008 and is one of Aracruz’s principal financial officers, responsible for treasury matters and market relations. Previously to joining Aracruz, Mr. Grodetzky worked for HSBC Brazil as the head of Global Banking & Investment Banking and served as chief financial officer and investor relations officer for Telemar from 2002 to 2006. Mr. Grodetzky has worked for more than 25 years for various financial institutions, including Citibank, Banco Nacional/Unibanco and Safra Group. Mr. Grodetzky holds a bachelor’s degree in Economics from Universidade Federal do Rio de Janeiro.

Marcelo Strufaldi Castelli. Mr. Castelli has served as our executive officer of Paper Business Strategy & Supplies since August 28, 2009. Mr. Castelli also serves as the supply chain and strategy director of our company, where he has served as member of the executive board since December 2006. In addition, since joining our company in 1997, Mr. Castelli held various positions, including recovery, utilities and environment manager, general manager of the Jacareí mill and associate director of operations. Prior to that, Mr. Castelli worked at Suzano, Bahia Sul and Aracruz. Mr. Castelli holds a bachelor’s degree in Mechanical Engineering from Universidade de Mogi das Cruzes and a degree in Business Administration from Faculdades Associadas de São Paulo (FASP). Mr. Castelli also attended courses at IMD in Switzerland and holds a Master of Business Administration degree from Fundação Dom Cabral (FDC).

Miguel Pinto Caldas. Mr. Caldas has served as our executive officer of Human and Organizational Development since August 28, 2009, 2007. Prior to his appointment, Mr. Caldas was a partner and a consultant for over 15 years with various companies, including Andersen Business Consulting, PricewaterhouseCoopers and Coopers & Lybrand. Mr. Caldas has also held long-term academic positions at Loyola University New Orleans and FGV. Mr. Caldas holds a bachelor’s degree in Business from Universidade de Brasilia, and a master’s degree in Business Administration and Ph.D. in Organization and Human Resources from FGV.

Walter Lídio Nunes. Mr. Nunes has served as our executive officer of Forestry Operations & Technology since August 28, 2009. In addition, Mr. Nunes has served as an officer of Aracruz since May 1998. Since 1977,

Mr. Nunes has held various managerial positions with the industrial department of Aracruz. Mr. Nunes holds a bachelor’s degree in Mechanical Engineering from Pontifícia Universidade Católica do Rio Grande do Sul and a degree in Management Development.

Fiscal Council

Since 2004, we have had a permanent fiscal council (Conselho Fiscal) which is a corporate body independent of management and the company’s external auditors. Our fiscal council exercises the duties and responsibilities of a U.S. audit committee, to the extent permissible under the Brazilian Corporation Law, and is responsible for the appointment, retention, compensation and oversight of the external auditors and for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential submission by our employees of their concerns regarding questionable accounting or auditing matters. Members of our fiscal council may not be members of our board of directors or the board of executive offers, nor can they be employees of VCP or the Votorantim Group, or a spouse or relative of any member of our management.

Our fiscal council is made up of between three and five members who are elected at the annual shareholders’ meeting for a one-year term. Under the Brazilian Corporation Law, a group of minority shareholders that holds at least 10% of the voting shares also have the right to elect separately one member of the fiscal council.

Set forth below are the names and positions of the members of our fiscal council as of October 13, 2009, and their respective alternates:

Name	Position
João Carlos Hopp	Member
Geraldo Gianini	Alternate
Samuel de Paula Matos	Member
Marcos Elias Sarsur	Alternate
Haroldo do Rosário Vieira	Member
Antonio Sérgio Battochio	Alternate

Compensation

Pursuant to our by-laws, our directors do not receive any compensation. As of the year ended December 31, 2008, the aggregate compensation, including cash and benefits-in-kind, paid to our executive officers (a total of six persons at the time) was R$13.8 million.

The Brazilian Corporation Law requires that members of our fiscal council receive remuneration equal to at least 10% of the average amount paid to our executive officers.

Management of Aracruz

Aracruz is managed by a board of directors (Conselho de Administração), and a board of executive officers (Diretoria). The address of the management of Aracruz is Av. Brigadeiro Faria Lima, 2277, 4th floor, São Paulo, SP, Brazil.

Set forth below are the names and positions on May 31, 2009 and brief biographical descriptions of Aracruz’s directors and officers:

Board of Directors

Name	Age	Position
Raul Calfat	56	Chairman
Sérgio Duarte Pinheiro	40	Member
Alexandre D’Ambrósio	47	Member
Gilberto Lara Nogueira	60	Member
Wang Wei Chang	62	Member

Executive Officers

Name	Age	Position
Carlos Augusto Lira Aguiar	63	CEO
João Felipe Carsalade	54	Officer
Walter Lídio Nunes	60	Officer
Marcos Grodetzky	52	Officer
Evandro César Camillo Coura	50	Officer
Francisco Fernandes Campos Valério	61	Officer
Marcelo Strufaldi Castelli	45	Officer
Miguel Pinto Caldas	45	Officer

New Position in Financial Area

In November 2008 Aracruz created a new control and risk management area, which was previously included in the financial area and is now independent. As a result, Aracruz has two independent principal financial officers, the Financial and Investor Relations Officer and the Officer for Control and Risk Management. The Financial and Investor Relations Officer is responsible for treasury matters and market relations. The Officer for Control and Risk Management is responsible for internal controls over derivative transactions and adherence of such transactions to Aracruz’s rules and financial policy, as well as for risk management. Each of those officers reports only to the Chief Executive Officer.

Biographical Information

Sérgio Duarte Pinheiro. Mr. Pinheiro has been a member Aracruz’s Board of Directors since June 2008. He became Corporate Planning Officer of Votorantim Investimentos Industriais in May 2008. He was officer of Stern Stewart Brazil from 1999 until 2008. Prior to 1999, he worked at BankBoston. He graduated in Civil Engineering from Escola de Engenharia Mauá, and holds a post graduate degree from IBMEC. He also holds an MBA in Finance from William E. Simon Graduate School of Business at the University of Rochester.

Gilberto Lara Nogueira. Mr. Nogueira has been a member of Aracruz’s Board of Director since December 23, 2008. Since 2003, he has been serving as Human & Organizational Development Corporate Director of Votorantim Participações. He was CEO of Rhodia Argentina from 1990 to 1992, Engineering Plastics Business Unit Director from 1992 to 1996 and Human Resources Director for Latin America from 1996 to 2001. He was also Human Resources Director for Polyamide Business in France from 2001 to 2003. He graduated in Mechanical Engineering at Escola de Engenharia Mauá and earned a post graduate certificate in Business Administration by FGV.

For biographical information on Aracruz’s other directors and executive officers See “—Management of VCP.”

Fiscal Council

Although Aracruz is not required under the Brazilian Corporation Law to maintain a permanent fiscal council (conselho fiscal), Aracruz’s bylaws were amended in April 2004 to establish that such corporate body shall be in operation permanently. Under the Brazilian Corporation Law, the fiscal council is a corporate body independent of management. Aracruz’s Fiscal Council is comprised of three members, as required by the Brazilian Corporation Law, and three alternates. Two members of the Fiscal Council represent the controlling shareholders, and one represents the minority shareholders’ interests. The members of the Fiscal Council are elected for one-year terms, but can be reelected. The primary responsibility of the Fiscal Council is to review management’s activities and the financial statements, and to report its findings to the shareholders. Under the Brazilian Corporation Law, the Fiscal Council may not consist of members that are (i) on Aracruz’s Board of Directors, (ii) on Aracruz’s Board of Executive Officers, (iii) employed by us or a controlled company, or (iv) spouses or relatives of Aracruz’s management up to the third degree. In addition, the Brazilian Corporation Law requires that Fiscal Council members receive as remuneration at least 10% of the average amount paid to each executive officer. The Brazilian Corporation Law requires a fiscal council to have a minimum of three and a maximum of five members.

At the annual shareholders’ meeting held on April 30, 2009, Aracruz’s shareholders decided to appoint, for the fiscal year ending on December 31, 2009, the members of Aracruz’s Fiscal Council and their respective alternates as set forth below. If the Stock Swap Merger is completed with Aracruz becoming a wholly-owned subsidiary of VCP, it is expected that the Fiscal Council of Aracruz will be dissolved.

Name	Position
Luiz Aparecido Caruso	Member
Jorge Juliano de Oliveira	Alternate
Paulo Sérgio Ávila	Member
Paulo César Santos	Alternate
Armando Simões de Castro Filho	Member
Tadeu José Cotrin Ribeiro	Alternate

Compensation

On April 30, 2009, Aracruz’s shareholders approved an aggregate annual remuneration of up to R$18,500,000 for Aracruz’s directors, executive officers and members of the fiscal committee. Fiscal committee members shall receive individual monthly remuneration equivalent to 10% of the average amount assigned to each director, not including benefits, representation allowance or profit sharing.

For the year ended December 31, 2008, the aggregate compensation of all of Aracruz’s directors and officers was approximately U.S.$8.7 million, which includes bonuses in the aggregate amount of U.S.$4.1 million. In addition, for 2008 Aracruz paid an aggregate of approximately U.S.$0.1 million into Aracruz’s pension plan on behalf of Aracruz’s directors and officers. For the year ended December 31, 2007, the aggregate compensation of all of Aracruz’s directors and officers was approximately U.S.$5.4 million, which includes bonuses in the aggregate amount of U.S.$1.9 million. In addition, for 2007 Aracruz paid an aggregate of approximately U.S.$0.1 million into Aracruz’s pension plan on behalf of Aracruz’s directors and officers. For the year ended December 31, 2006, the aggregate compensation of all of Aracruz’s directors and officers was approximately U.S.$6.0 million, which includes bonuses in the aggregate amount of U.S.$2.9 million. In addition, for 2006 Aracruz paid an aggregate of approximately U.S.$0.09 million into Aracruz’s pension plan on behalf of Aracruz’s directors and officers.

Aracruz pays part of the variable remuneration of certain of Aracruz’s executives through a payment plan based on the value of Aracruz’s shares. The executives who take part in this plan have their annual performance review assessed in comparison with pre-established targets and objectives to be met during that year. Based on this, a determination is reached as to the amount of variable remuneration to which the executive is entitled for that year and which will be deferred for payment in the future under the terms of the plan. The reference value awarded is divided by the share reference price, calculated as per the table below:

Basis of Calculation

Officers	Computation of “phantom shares”	Average price of Aracruz ADR on the New York Stock Exchange on the final day of the year, multiplied by the U.S. dollar exchange rate of the day that the award of shares is approved.
	Payment of “phantom shares”	Average price of Aracruz’s ADR on the New York Stock Exchange for the six months prior to the first day of the month of payment.

Managers	Computation and payment of “phantom shares”	Average price of the market value of Aracruz’s Class B Preferred Shares in December of each year.

The resulting amount is equivalent to a certain number of shares, or Phantom Shares, which will be used as a basis to pay the corresponding executive in the future. Payments are made in cash, without issue or delivery of shares upon completion of the period of three consecutive years of employment, or the Vesting Period, after the year in which the award is granted. The executives who take part in this plan will not receive the variable remuneration amounts deferred if they voluntarily quit employment before completion of the Vesting Period.

Tax Considerations

Brazilian Tax Considerations

General

The following are the Brazilian income tax consequences to you of the Stock Swap Merger. The following discussion is based on Brazilian law and practice as applied and interpreted as of the date hereof, which are subject to change at any time. You should consult your own tax advisor with respect to the personal tax consequences, which may vary for investors in different tax situations.

Stock Swap Merger

The following discussion mainly summarizes the principal Brazilian tax consequences of the transactions described in this prospectus to a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, or a Non-Brazilian Holder. There is currently no treaty for the avoidance of double taxation between Brazil and the United States. This discussion does not address all possible Brazilian tax consequences relating to the Stock Swap Merger and does not address all the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder.

Taxation on Gains - Stock Swap Merger

The Stock Swap Merger should not be a taxable event for Brazilian income tax purposes based on the fact that in the Stock Swap Merger the shareholder only exchanges its shares, although there is a lack of authority on this matter. We believe it is unlikely that the transaction should be subject to Brazilian income tax, if the investor maintains as the cost of acquisition of VCP’s shares the same cost of acquisition of Aracruz’s shares, for Brazilian tax purposes. The Stock Swap Merger provided for in the Brazilian Corporation Law is solely intended to make one legal entity a wholly-owned subsidiary of another legal entity; therefore, there is no voluntary act by the shareholder. Nevertheless, in case these arguments do not prevail, the transaction will be treated as a disposal of Aracruz’s shares carried out off the Brazilian stock exchanges and, accordingly, subject to income tax in Brazil pursuant to the rules applicable to disposals of Aracruz’s shares. If the Stock Swap Merger is subject to income tax and if the Brazilian tax authorities succeed upon a tax assessment regarding this matter, Aracruz would be responsible for withholding and collecting the capital gains tax, if any. Notwithstanding this, Aracruz reserves the right to seek reimbursement of any amounts spent with respect to such assessment.

The Non-Brazilian Holders that hold ADSs of Aracruz will, as a result of the Stock Swap Merger, receive VCP ADSs. There is no clear rule regarding the Brazilian taxation of an exchange transaction related to ADSs. Aracruz believes that there are good arguments to sustain that no taxation is due upon the exchange of Aracruz ADSs for VCP ADSs, as a result of the Stock Swap Merger. This conclusion is based on the fact that it is possible to sustain that the ADSs of Aracruz should be considered as a foreign asset and also as a result of the fact that the mere exchange of ADSs of Aracruz for VCP ADSs will not represent any availability of income to Non Brazilian Holders. There is a risk, however, that the tax authorities may take a different view from the one explained above, and request the payment of the Brazilian income tax at the rate of 15%, (or 25%, in the case of beneficiaries located in a tax haven jurisdiction, or Tax Haven Holder, which for these purposes is a country or location that does not impose income tax or where the income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment, or a Tax Haven Jurisdiction).

Taxation on Gains - Exercise of Appraisal Rights

Gains that may be realized through the exercise of appraisal rights would be subject to income tax in Brazil, following the rules applicable to disposals of Aracruz’s shares carried out off the Brazilian stock exchanges.

Taxation on Gains - Future Disposals of VCP’s Shares and ADS Received upon the Stock Swap Merger

According to Brazilian Law No. 10,833/03, the disposal of an asset located in Brazil held by a foreign investor is subject to Brazilian Income Tax at the rate of 15%, except in the case where the beneficiary is located in a Tax Haven Jurisdiction, in which case the applicable rate would be 25%.

In case of future disposal of the shares received upon the Stock Swap Merger, eventual gains realized by a Non Brazilian Holder would be taxed in Brazil, as follows:

(1)	in case of disposal to another Non-Brazilian Holder, Brazilian income tax would apply at 15%, except in the case where the beneficiary is located in a Tax Haven Jurisdiction, in which case the applicable rate would be 25%. There may be arguments to challenge the imposition of the Brazilian income tax on this transaction. Nevertheless, because the provision is very recent and has not been tested before Brazilian courts, we cannot not predict whether this position will prevail in the future;

(2)	in case of transactions carried out on the Brazilian stock exchanges by any Non Brazilian Holder, the gains would be subject to income tax at a rate of 15%, except in case of an investor who entered the country (i.e., made its investments) under Resolution 2,689/00 of the National Monetary Council Regulations (“2,689 Non Brazilian Holder”) and is not a Tax Haven Holder, in which the investor would benefit from a tax exemption, and gains would not be subject to income tax in Brazil;

(3)	in case of transactions carried out off the Brazilian stock exchanges by any Non-Brazilian Holder (including a 2,689/00 Non Brazilian Holder), the applicable withholding tax rate would be 15%, except for all Tax Haven Holders, who would be subject to a 25% rate.

Except for an investor considered to be a 2,689 Non-Brazilian Holder but not a Tax Haven Holder, a withholding income tax of 0.005% will be assessed on the sales price or other disposition value of shares sold or disposed of in transactions carried out on a Brazilian stock exchange. The withholding tax can be offset against the 15% income tax due on the gains (as described in item (1) above) and must be withheld by one of the following entities: (1) the agent receiving the sale or disposition order from the client; (2) the stock exchange responsible for registering the transactions; or (3) the entity responsible for the settlement and payment of the transactions.

The current preferential treatment for 2,689 Non Brazilian Holders, when applicable, may be extinguished in the future.

Gain on the disposal of shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold. If such acquisition cost is registered with the Central Bank of Brazil in foreign currency, there are arguments to sustain the position that no income tax is due on the exchange variation for the period of the investment. Notwithstanding the above, there is uncertainty concerning the currency to be used for the purposes of calculating the cost of acquisition of shares registered with the Central Bank of Brazil, and, therefore, whether such arguments will prevail in Brazilian courts in the future. The position that no income tax is due on the exchange variation of the investment has been supported by recent precedents issued by Brazilian administrative courts. However, tax authorities are not bound by these precedents and, accordingly, may continue to assess taxpayers who adopt this line of interpretation.

There is no clear guidance in the Brazilian tax law whether an ADS qualifies as a Brazilian asset or not. We believe that there are reasonable grounds to sustain that an ADS should be considered a foreign asset for Brazilian tax purposes and consequently its disposal should not be subject to Brazilian income tax. There is a risk, however, that the tax authorities may take a different view from the one explained above, and request the payment of the Brazilian income tax at the rate of 15%, except in the case where the beneficiary is located in a Tax Haven Jurisdiction, in which case the applicable rate would be 25%.

Taxation on the Ownership of Shares and ADS

Taxation of dividends and interest attributable to equity of VCP’s shareholders and ADS holders will be the same as was applicable to Aracruz’s shareholders and ADS holders.

Taxation of Dividends. Dividends paid by VCP in cash or in kind from profits generated on or after January 1, 1996 to a Non Brazilian Holder in respect of its shares and ADS will not be subject to Brazilian withholding tax.

Distributions of Interest Attributable to Equity. Brazilian corporations may make payments to shareholders and ADS holders characterized as interest attributable to equity as an alternative to making dividend distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank of Brazil from time to time. The total amount distributed as interest attributable to equity may not exceed the greater of (1) 50% of net income (after the deduction of the provision for social contribution on net profits but before taking the distribution and any deductions for corporate income tax) for the year in respect of which the payment is made or (2) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest attributable to equity are approved by the shareholders on the basis of recommendations of the VCP’s Board of Directors.

Distributions of interest attributable to equity paid to Brazilian and Non Brazilian Holders of shares and ADS are deductible by VCP for Brazilian corporate tax purposes, as long as the limits described above are observed. Payments to Non Brazilian Holders are subject to Brazilian withholding income tax at the rate of 15% or 25% for Tax Haven Holders.

Amounts paid as interest attributable to equity (without deductions) may be treated as payments in respect of the dividends that VCP is obligated to distribute to its shareholders and ADS holders in accordance with its bylaws (estatutos) and the Brazilian Corporation Law. Distributions of interest attributable to equity in respect of the shares may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

No assurance can be given that the Board of Directors of VCP will recommend that future distributions of profits be made by means of interest attributable to equity. Whether the Board of Directors of VCP will recommend the distribution of profits by means of interest attributable to equity or dividends will depend on VCP’s tax position and corporate/tax legislation in force on the date of the recommendations.

Other Brazilian Taxes

The Stock Swap Merger will not subject the Non Brazilian Holder to any Brazilian inheritance, gift or succession taxes (imposto sobre transmissão causa mortis e doações) or ITCMD, or the tax on financial transactions (imposto sobre operações financeiras), or IOF. Some Brazilian states impose ITCMD on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states.

Brazilian Law No. 8,894/94 created the IOF, which may be imposed on any transaction involving bonds and securities, including transactions on Brazilian stock, futures or commodities exchanges, as well as exchange currency transactions, among other types of transactions. The IOF rate with respect to transactions involving transfers of shares is currently zero, although the executive branch may increase the rate by up to 1.5% of the transaction amount per day, but only with respect to future transactions. The current applicable rate for most foreign currency exchange transactions is 0.38%.

Presidential Decree No. 6,983/09 has increased to 2% the IOF rate on foreign exchange inflows of funds invested in the Brazilian financial and capital markets by non-resident investors.

However, Decree No. 6,391/08 provides for zero rates in some specific cases, including for:

•

foreign exchange transactions relating to the transfer abroad of funds (outflows) invested in the Brazilian financial and capital markets by non-resident investors, under the rule promulgated by the National Monetary Council; and

•

foreign exchange transactions relating to the remittance of dividends and interest on shareholder’s equity received by non-resident investors in connection with investments in the Brazilian financial and capital markets, under the rule promulgated by the National Monetary Council.

Notwithstanding the above, the Ministry of Finance may increase the rate at any time, up to 25%. However, it may only do so with respect to future transactions.

Certain U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations relating to the exchange of Acacruz common shares, preferred shares and ADSs (together, “Aracruz Securities”) pursuant to the Stock Swap Merger and to the ownership and disposition of VCP common shares and ADSs (together, “VCP Securities”) for a U.S. holder (as defined below) that holds its Aracruz and VCP Securities as capital assets (generally, property held for investment purposes). This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date of this registration statement, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation; U.S. holders are urged to consult their own tax advisors regarding such matters.

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. holder in connection with the Stock Swap Merger or the ownership and disposition of VCP Securities, and does not take into account the specific circumstances of any particular investors, some of which may be subject to special tax rules (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, qualified retirement plans, common trust funds, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities and investors in such entities, investors that own or are treated as owning (or owned or are treated as having owned) 10% or more of Aracruz’s or VCP’s voting stock, investors that hold Aracruz or VCP Securities as part of a straddle, hedge, conversion or constructive sale transaction or as part of a synthetic security or other integrated transaction, U.S. holders that exercise appraisal rights in connection with the Stock Swap Merger, U.S. holders whose functional currency is not the U.S. dollar, and persons that acquired Aracruz or VCP Securities in a compensation transaction).

As used below, a “U.S. holder” is a beneficial owner of Aracruz or VCP Securities that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the U.S., (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the U.S., any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the U.S. is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has an election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal tax purposes) is a beneficial owner of Aracruz or VCP Securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of Aracruz or VCP Securities that is a partnership and partners in such partnership are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Stock Swap Merger and the ownership or disposition of VCP Securities.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

Nature of ADSs for U.S. Federal Income Tax Purposes

In general, for U.S. federal income tax purposes, a U.S. holder of an ADS (such as the Aracruz and VCP ADSs) will generally be treated as the owner of the underlying shares. The following discussion has been written on the basis that an owner of an Aracruz ADS is treated as the owner of the underlying Aracruz shares and the owner of a VCP ADS is treated as the owner of the underlying VCP common shares. Exchanges of VCP ADSs for the underlying VCP common shares generally will not be subject to U.S. federal income tax.

Stock Swap Merger of Aracruz Securities for VCP Securities

The exchange of Aracruz Securities for VCP Securities pursuant to the Stock Swap Merger will constitute a taxable transaction for U.S. federal income tax purposes. Accordingly, each U.S. holder of Aracruz Securities will recognize gain or loss equal to the difference between (i) the fair market value of the VCP Securities received therefor and, in the case of U.S. holders of Aracruz ADSs, the amount of any cash received in lieu of fractional VCP ADSs, pursuant to the Stock Swap Merger and (ii) the U.S. holder’s adjusted tax basis in its Aracruz Securities disposed of pursuant to the Stock Swap Merger. Subject to the discussion regarding the passive foreign investment company rules below, gain or loss will generally be treated as capital gain or loss, which will be long-term capital gain or loss if the U.S. holder’s holding period with respect to its Aracruz Securities is more than one year at the time of the Stock Swap Merger. Long-term capital gains of non-corporate U.S. holders (including individuals) are generally eligible for reduced rates of taxation. Any gain or loss generally will be treated as United States source gain or loss for U.S. foreign tax credit purposes. The deductibility of capital loss is subject to limitations. A U.S. holder’s tax basis in the VCP Securities received pursuant to the Stock Swap Merger will equal the fair market value of such VCP Securities on the date of receipt, and a U.S. holder’s holding period for such VCP Securities will commence on the day after the date of receipt.

Ownership and Disposition of VCP Securities

Distributions

In general, subject to the discussion regarding the passive foreign investment company rules below, distributions on VCP Securities (including, for these purposes, distributions of interest attributable to equity), including any Brazilian taxes withheld from such distributions, will, to the extent made from VCP’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. VCP does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. holders should expect that any distribution made by VCP generally will be treated as a dividend for U.S. federal income tax purposes.

The gross amount of any dividends received by a U.S. holder with respect to VCP Securities generally will be subject to U.S. federal income taxation as foreign source dividend income, and corporate U.S. holders will not be eligible for the dividends received deduction generally available upon the receipt of dividends distributed by U.S. corporations. The amount of a dividend paid in reais will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder actually or constructively receives the dividend, whether or not the dividend is converted into U.S. dollars. Any gain or loss recognized by the U.S. holder on a subsequent conversion or other disposition of the reais so received generally will be treated as U.S. source ordinary income or loss. U.S. holders are urged to consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any reais received as a dividend are not converted into U.S. dollars on the date of actual or constructive receipt.

In general, any dividend that a non-corporate U.S. holder receives on a VCP ADS in a taxable year beginning before January 1, 2011, will be subject to a reduced rate of U.S. federal income tax if the dividend is a “qualified dividend.” A dividend on a VCP ADS held by a U.S. holder will be a qualified dividend if, among other requirements, (i) the VCP ADSs are readily tradable on an established securities market in the U.S., (ii) VCP was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company, as described below, and (iii) such U.S. holder held the VCP ADS for more than 60 days during the 121-day period that begins 60 days before the ex-dividend date. The VCP ADSs are listed on the New York Stock Exchange and likely will qualify as readily tradable on an established securities market in the U.S. so long as they are so listed. However, no assurances can be given that the VCP ADSs will be or will remain readily tradable. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of U.S. federal income tax. U.S. holders are urged to consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances. Any dividend received by a non-corporate U.S. holder of VCP common shares (other than VCP ADSs) is not expected to constitute “qualified dividend income.” Accordingly, a U.S. holder of VCP common shares generally will be taxed on such dividends at ordinary income tax rates.

In general, any Brazilian withholding tax withheld from distributions on VCP Securities will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend on VCP Securities generally will constitute foreign source “passive category income” or, in the case of certain U.S. holders, “general category income.” The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult their own tax advisors to determine whether and to what extent they will be entitled to foreign tax credits, as well as with respect to the determination of the foreign tax credit limitation. Alternatively, any Brazilian withholding tax withheld from a distribution on VCP Securities held by a U.S. holder may be taken as a deduction against the U.S. holder’s taxable income, provided the U.S. holder takes a deduction, and not a credit, for all foreign income taxes paid or accrued in the same taxable year.

To the extent a distribution with respect to VCP Securities exceeds the amount of VCP’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the VCP Security, and thereafter as capital gain.

Dispositions

Subject to the discussion regarding the passive foreign investment company rules below, on a sale or other taxable disposition of VCP Securities, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted tax basis in the VCP Securities and the amount realized on the sale or other taxable disposition, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the VCP Security has been held by the U.S. holder for more than one year. The deductibility of capital loss is subject to limitations.

For U.S. foreign tax credit purposes, any capital gain or loss recognized by a U.S. holder on a sale or other taxable disposition of VCP Securities generally will be treated as gain or loss from sources within the U.S., which may limit the U.S. holder’s ability to claim a foreign tax credit for any Brazilian tax imposed in connection with the sale or other taxable disposition.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax rules apply to U.S. persons owning or disposing of stock of a non-U.S. corporation that is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. In general, a non-U.S. corporation will be treated as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average value of the non-U.S. corporation’s assets produce or are held for the production of passive income. For these purposes, passive income generally includes dividends, interest, and certain rents and royalties. Based on Aracruz’s and VCP’s audited consolidated financial statements and relevant market and shareholder data, as well as Aracruz’s and VCP’s current and projected income, assets and activities, VCP believes that neither Aracruz nor VCP was a PFIC for U.S. federal income tax purposes for each entity’s current taxable year, nor does VCP anticipate that it will be classified as a PFIC in future taxable years. However, no assurance can be given that neither VCP nor Aracruz will be treated as a PFIC for the current taxable year and, because PFIC status is tested every year, no assurance can be given that VCP will not be treated as a PFIC for future taxable years.

If Aracruz or VCP are treated as a PFIC for any taxable year, U.S. holders may be subject to adverse U.S. federal income tax consequences, including the possible imposition of ordinary income treatment (and an interest charge) for gains that would otherwise be taxed as capital gains and dividends that would otherwise be subject to reduced tax rates.

U.S. holders are urged to consult their own tax advisors regarding the application of the PFIC rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE STOCK SWAP MERGER OR THE OWNERSHIP AND DISPOSITION OF VCP SECURITIES. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

Comparative Share and Dividend Information

Historical Share Information

VCP’s common shares are currently listed on the BM&FBOVESPA under the ticker symbol “VCPA3,” and ADSs representing VCP common shares are listed on the NYSE under the ticker symbol “VCP.” Each of our ADSs represents one common share of VCP. Citibank, N.A. is VCP’s depositary and issues the ADRs evidencing our ADSs. VCP’s ADSs commenced trading on the NYSE in April 2000.

In May 2009, the shareholders of VCP approved a non-underwritten capital increase conducted by VCP in Brazil only, in which it issued both common and preferred shares. In August 2009, VCP completed a recapitalization comprised of the conversion of all of its preferred shares into common shares at the conversion ratio of one VCP common share for each and every 0.91 VCP preferred share, or the Conversion. Upon the Conversion, the common shares of VCP, which until then had not been listed on any stock exchange, started to trade on the BM&FBOVESPA and the NYSE in the form of ADSs, and the preferred shares and ADSs of VCP were delisted from the BM&FBOVESPA and the NYSE, respectively, as they ceased to exist.

Aracruz’s common shares, Class B Preferred and Class A Preferred Shares are currently listed on the BM&FBOVESPA under the ticker symbols “ARCZ3,” “ARCZ6” and “ARCZ5.” In addition, the ADSs of Aracruz representing Aracruz Class B Preferred Shares are listed on the NYSE under the ticker symbol “ARA.” Each Aracruz ADS represents ten Class B Preferred Shares of Aracruz. Citibank, N.A. is Aracruz’s depositary and issues the ADRs evidencing Aracruz’s ADSs. Aracruz’s ADSs commenced trading on the NYSE in May 1992.

The following tables set forth the high and low of the last reported closing prices per VCP preferred share (and VCP common share following the Conversion), and per VCP ADS, as compared to the Class B Preferred Shares and ADSs of Aracruz for the periods indicated. Common share and preferred share prices are as reported on the BM&FBOVESPA, ADS prices are as reported on the NYSE.

The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common and preferred shares on the BM&FBOVESPA, in reais:

VCP

	New York Stock Exchange U.S.$ per ADS		BM&FBOVESPA R$ per share preferred/common shares(1)
	High	Low	High	Low
Year ended
December 31, 2004	16.55	10.72	44.00	33.00
December 31, 2005	15.69	10.61	39.37	23.39
December 31, 2006	20.04	12.22	44.30	27.20
December 31, 2007	34.45	17.01	59.18	36.19
December 31, 2008	34.93	4.84	57.46	11.80

Year ended December 31, 2007
First quarter	19.90	17.01	43.17	36.19
Second quarter	24.38	18.30	46.30	37.75
Third quarter	28.62	19.60	52.50	41.76
Fourth quarter	34.45	17.01	59.18	49.31

Year ended December 31, 2008
First quarter	34.00	24.94	57.31	43.79
Second quarter	34.93	26.68	57.46	11.80
Third quarter	27.05	13.94	43.03	27.90
Fourth quarter	34.93	4.84	57.46	11.80

Quarter ended
March 31, 2009	9.89	3.92	19.75	8.51
June 30, 2009	13.84	5.41	25.40	11.10

Month ended
April 30, 2009	8.88	4.92	19.50	11.10
May 31, 2009	12.10	9.03	25.30	19.01
June 30, 2009	13.84	10.46	24.61	19.25
July 31, 2009	16.42	11.46	28.40	20.64
August 31, 2009	17.15	14.29	31.65	25.62
September 30, 2009	16.72	15.00	29.99	27.39
October 2009 (through October 23)	17.86	15.62	30.30	28.10

(1)	Relates to the preferred stock of VCP that was converted into VCP common stock on August 12, 2009 (see “Part Five: Information on VCP and Aracruz—Recent Developments”).

Aracruz

	New York Stock Exchange U.S.$ per ADS		BM&FBOVESPA R$ per share preferred shares
	High	Low	High	Low
Year ended	39.61	28.36	11.44	8.75
December 31, 2004	41.23	29.60	11.00	7.32
December 31, 2005	62.69	38.81	14.19	8.47
December 31, 2006	62.69	38.81	14.19	8.48
December 31, 2007	80.24	49.01	14.15	10.25
December 31, 2008	92.22	6.78	14.98	1.72

Year ended December 31, 2007
First quarter	63.27	50.35	13.72	10.25
Second quarter	69.47	51.80	13.30	10.58
Third quarter	74.04	49.01	13.56	10.31
Fourth quarter	80.24	63.85	14.15	10.25

Year ended December 31, 2008
First quarter	77.69	56.78	12.83	10.23
Second quarter	92.22	69.08	14.98	11.72
Third quarter	74.93	8.40	11.89	6.28
Fourth quarter	36.00	6.78	6.99	1.72

Quarter ended
March 31, 2009	13.03	5.38	2.97	1.28
June 30, 2009	17.84	6.98	3.61	1.60

Month ended
April 30, 2008	12.71	6.57	2.85	1.51
May 31, 2009	18.63	11.54	3.99	2.72
June 30, 2009	17.84	13.33	3.46	2.68
July 31, 2009	20.25	14.55	3.78	2.88
August 31, 2009	21.90	18.07	4.07	3.38
September 30, 2009	22.66	20.17	3.86	3.76
October 2009 (through October 23)	21.35	23.98	3.80	4.06

We urge you to obtain current market quotations.

Dividend Information

The following tables show the amount of dividends and interest attributable to equity declared by each of VCP and Aracruz on common shares and preferred shares for the years 2006 to 2008. Interest attributable to equity is a form of distribution on shares that is deductible for Brazilian taxpayers. The dividend amounts set forth below for each year were paid in the immediately following year. The tables set forth amounts in reais per common shares and preferred shares, and amounts in U.S. dollars per ADSs translated from reais into U.S. dollars at the prevailing rate on each of the respective dates of those payments.

VCP

Year	Common Shares	Preferred Shares
	(per share/in R$)
2008	—	—
2007	1.49	1.63
2006	—	—
2005	1.41	1.55

Aracruz

Year	Common Shares	Preferred Shares
	(per share/in R$)
2008	0.14	0.16
2007	0.46	0.50
2006	0.45	0.49
2005	0.43	0.48

Past Contacts, Transactions, Negotiations and Agreements

There have been no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the periods for which financial statements are presented in this prospectus between VCP or its affiliates and Aracruz or its affiliates, other than as described above under “—Background, Advisory Committees and Board Positions—Background” and “—Principal Transaction Documents—Shareholders’ Agreement” and those set forth below.

Banco Votorantim S.A.

We have entered into a number of financial transactions with or through Banco Votorantim S.A., a financial institution controlled by the Votorantim Group and its affiliates and Banco do Brasil S.A. As of June 30, 2009, we had U.S.$287 million in deposits and investments with Banco Votorantim S.A. Of the total amount invested with Banco Votorantim S.A., U.S.$57 million was invested in certificates of deposit and U.S.$230 million in secured debentures (debêntures compromissadas).

Banco Votorantim is controlled by the Emírio de Moraes family, who in turn controls VCP and VID.

Guarantees

As of December 31, 2008, we guaranteed U.S.$245 million principal aggregate amount of debt issued by Voto-Votorantim Overseas Trading Operations III Limited and Voto-Votorantim Overseas Trading Operations IV Limited, two special purpose companies established for the sole purpose of issuing debt.

BNDESPar

We have entered into a number of financing transactions with the BNDES, the controlling shareholder of BNDESPar, which in turn is one of our controlling shareholders. As of June 30, 2009, we had U.S.$600 million aggregate amount outstanding in loans from the BNDES (denominated in reais), which we borrowed to fund expansion and modernization projects. Our BNDES loans are secured by liens on land, equipment and property (including our Jacareí mill, and our industrial site in the Municipality of Aracruz), and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim Group. Our loans with the BNDES bear interest at around 3% per annum on the principal amount and are indexed using the TJLP, a nominal long term interest rate that includes an inflation factor. As of June 30, 2009, the TJLP was 6.25%. The TJLP rate is set by the CMN and is reset quarterly.

We had an additional U.S.$22 million aggregate amount of loans from the BNDES (denominated in reais) as of December 31, 2008, bearing an interest rate of approximately 3% per year as adjusted by the UMBNDES Index. The UMBNDES Index is a weighted average rate based on the exchange rate of a basket of currencies held by the BNDES, predominantly the U.S. dollar. During 2008, the UMBNDES index’s average rate was 3.7% per annum and the average spread over the UMBNDES index was 3.8%.

We believe that our BNDES debt is on terms comparable to those offered by the BNDES to unaffiliated third parties in similar financings. Because the BNDES was organized by the Brazilian government in large part to support development of businesses within Brazil, loans made by the BNDES are typically on terms more favorable to the borrower than would be available from non-governmental lending institutions. As of June 30, 2009, 14% of our consolidated indebtedness was owed to BNDES, and we expect the BNDES to loan significant funds to us in the future.

Veracel

We are contingently liable as a several guarantor with respect to 50% of the indebtedness of Veracel, a corporation under our joint control with a company that is the several guarantor of the other 50% of Veracel’s indebtedness. The total amount guaranteed by us under these guarantees was U.S.$230.9 million as of June 30, 2009. The dates of expiration of these guarantees range from 2009 to 2014. At any time during that period, we may be obligated to perform under these guarantees by paying our proportional share of Veracel’s guaranteed obligations, including late fees and penalties. The fair value of the guarantees and the cost to us associated with providing them are immaterial.

In addition, on March 31, 2005 we entered into a Pulp Supply and Purchase Agreement with Veracel pursuant to which we have undertaken to buy from Veracel 50% of the annual output of pulp from the Veracel pulp mill. This agreement became effective on the operational start-up of Veracel, which occurred in May 2005, and remains in effect for as long as the Veracel Shareholders’ Agreement is in effect.

Transactions and Arrangements Concerning the Common Shares,

Preferred Shares and ADSs of Aracruz

Ownership of Securities

VCP

The following table sets forth the amount and percentage ownership of our common shares at October 23, 2009 by each VCP shareholder known to us to be the owner of more than 5.0% of our common shares.

	Common Stock
Shareholders	Shares	%
	(in millions of shares, except percentages)
BNDESPar	157.4	40.3
VID	137.3	35.2
Others	95.5	24.5

Total	390.2	100.0

At October 23, 2009, all of our directors and executive officers owned, as a group, 3,738 of our common shares.

Aracruz

The following table sets forth the amount and percentage ownership of Aracruz’s shares at October 23, 2009 by each Aracruz shareholder known to us to own, directly or indirectly, more than 5% of each class of Aracruz’s capital stock.

	Common Stock		Class A Preferred Stock(1)		Class B Preferred Stock
	Shares	%	Shares	%	Shares	%
	(in millions of shares, except percentages)
VCP and subsidiaries
Votorantim Celulose e Papel S.A	75.4	6.6	—	—	—	—
São Teófilo Representações e Participações S.A.	188.0	41.3	—	—	—	—
Newark Financial Inc.	127.5	28.0	—	—	—	—
Arapar S.A.	62.3	13.7	—	—	—	—

VCP and subsidiaries—Total	453.2	99.6	—	—	—	—
Wellington Management Company	—	—	—	—	54.2	9.9
Northern Cross Investments Limited	—	—	—	—	53.9	9.8
PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil	—	—	—	—	31.7	5.8
Joseph Yacoub Safra	—	—	13.9	49.6	28.9	5.3
Moise Yacoub Safra	—	—	13.9	49.6	28.9	5.3
AC0 FIMM Inv no Exterior	—	—	—	—	28.8	5.3
Others	1.7	0.4	0.2	0.8	321.3	58.6

Total	454.9	100.0	28.0	100.0	547.7	100.0

(1)	Each share of Class A Preferred Shares may be converted into one Class B Preferred Share at any time at the holder’s option. Class B Preferred Shares are not convertible into Class A Preferred Shares.

At October 23, 2009, all of Aracruz’s directors and executive officers owned, as a group, 11,215 of Aracruz Class B Preferred Shares.

Plans and Proposals

In connection with the Stock Swap Merger, Aracruz will become a wholly owned subsidiary of VCP.

In connection with the Stock Swap Merger, the preferred shares of Aracruz are expected to be deregistered under the Exchange Act and Aracruz will no longer file Annual Reports on Form 20-F or furnish reports on Form 6-K. In addition, the Aracruz ADSs will be delisted from the NYSE, the common shares and preferred shares of Aracruz will be delisted from the BM&FBOVESPA and deregistered from the CVM. After the consummation of the Stock Swap Merger and the completion of the delisting and deregistration of the Aracruz shares, VCP may cause the bylaws of Aracruz (which will then be a wholly owned subsidiary of VCP) to be amended to simplify Aracruz’s corporate structure. After Aracruz becomes a wholly-owned subsidiary of VCP as a result of the Stock Swap Merger, VCP may consider a merger of Aracruz with and into VCP with the purpose of continuing the process of simplifying the corporate structure of the VCP companies.

In preparation of its intended listing on the Novo Mercado segment of the BM&FBOVESPA, VCP has called an EGM to be held on November 5, 2009 to vote on the amendment of its bylaws to conform to the requirements of the listing standards of that listing segment.

As part of this restructuring process, VCP has adopted the trademark “Fibria” and in the near future expects to change its legal name to reflect this trademark.

Expenses

The following is an itemized statement of the expenses incurred or estimated to be incurred by VCP in connection with the Stock Swap Merger:

Type of Fee	Amounts in U.S.$ thousand
Filing fees	26.2
Legal fees		*
Accounting fees and fees for presentations and valuation reports		*
Printing costs		*
ADR depositary fees and expenses		*
Other		*

Total		*

*	To be filed by amendment.

PART SEVEN: SHAREHOLDER RIGHTS

General

VCP and Aracruz are incorporated in the Federative Republic of Brazil.

If you hold common shares or preferred shares of VCP or Aracruz, your rights as a holder of securities of those companies are governed by Brazilian law and the bylaws (estatutos sociais) of the applicable company. If you hold common shares or preferred shares of Aracruz, your rights as a holder of VCP securities after the Stock Swap Merger will be governed by Brazilian law and the bylaws of VCP. You should read the bylaws of VCP and Aracruz, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

There are no material differences between the rights of common shareholders of VCP and those of common shareholders of Aracruz. The following table highlights certain differences in the rights of the common and preferred shares of Aracruz compared to the common shares of VCP.

The following discussion of the material differences between the rights of VCP shareholders and Aracruz shareholders is only a summary and does not purport to be a complete description of these differences. The following discussion is qualified in its entirety by reference to the Brazilian Corporation Law, as well as the full text of VCP’s and Aracruz’s respective bylaws.

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Corporate Governance

VCP’s bylaws and the Brazilian Corporation Law, as amended from time to time, govern the rights of holders of VCP common shares.	Aracruz’s bylaws and the Brazilian Corporation Law, as amended from time to time, govern the rights of holders of Aracruz common and preferred shares.

Authorized Capital Stock

As of the date of this prospectus, VCP’s capital stock was R$7,587,144,784.59, divided into 467,934,646 common shares with no par value.	As of the date of this prospectus, Aracruz’s capital stock was R$2,871,781,288.11, divided into 1,030,587,806 shares with no par value, of which 454,907,585 are common shares and 575,680,221 are Class A and Class B Preferred Shares.

Voting Rights

	Common Shares	Preferred Shares
Each common share is entitled to one vote in all decisions taken by the general shareholders’ meeting.	Each common share is entitled to one vote in all decisions taken by the general shareholders’ meeting.

The preferred shares have no voting rights, except in the following limited circumstances:

(a) with respect to the election of a member of the board of directors by preferred shareholders holding at least 10% of Aracruz total capital stock;

(b) with respect to the election of a member and alternate member of Aracruz Fiscal Council;

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(c) to create preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, other than to the extent permitted by Aracruz bylaws;

(d) to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares; and

(e) to create a new class with greater privileges than any existing classes of preferred shares.

The Brazilian Corporation Law provides that non-voting or restricted voting shares acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period set forth in a company’s bylaws) to pay any fixed or minimum dividend to which such shares are entitled and continuing until payment thereof is made. Aracruz´s bylaws do not set forth any such shorter period.

Amendment to the Bylaws

VCP’s bylaws may be altered, amended, added to or repealed by a resolution duly adopted by a majority at a general shareholders’ meeting, subject to certain quorum and voting requirements established by the Brazilian Corporation Law. As a general rule, the affirmative vote of shareholders representing at least the majority of the issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, and abstentions are not taken into account. However, according to the Brazilian Corporation Law, the affirmative vote of shareholders representing one-half of the issued and outstanding voting capital is required to:

•     to create preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares;

Aracruz’s bylaws may be altered, amended, added to or repealed by a resolution duly adopted by a majority at a general shareholders’ meeting, subject to certain quorum and voting requirements established by the Brazilian Corporation Law. As a general rule, the affirmative vote of shareholders representing at least the majority of the issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, and abstentions are not taken into account. However, according to the Brazilian Corporation Law, the affirmative vote of shareholders representing one-half of the issued and outstanding voting capital is required to:

•     to create preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares;

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•     modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

•     reduce the percentage of mandatory dividends;

•     change the corporate purpose;

•     merge into or with another company;

•     spin off a portion of the assets or liabilities;

•     approve participation in a group of companies;

•     apply for cancellation of any voluntary liquidation; and

•     approve dissolution.

•     modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

•     reduce the percentage of mandatory dividends;

•     change the corporate purpose;

•     merge into or with another company;

•     spin off a portion of the assets or liabilities;

•     approve participation in a group of companies;

•     apply for cancellation of any voluntary liquidation; and

•     approve dissolution.

Right to Dividends

	Common Shares	Preferred Shares

Minimum mandatory dividend of 25% of the adjusted net profits.	Minimum mandatory dividend of 25% of the adjusted net profits, subject to the dividend preference of the preferred shares.	Preferred shares are assured a dividend 10% higher than the one attributed to the common shares, in addition to priority in capital reimbursement in the event of liquidation of Aracruz.

Aracruz Class A Preferred Shares shall have priority in receiving a 6% (six per cent) minimum annual dividend, calculated by the value of the capital they represent and divided between them in equal amounts.

Aracruz Class B Preferred shares, albeit entitled to dividends, shall not have priority in receiving such dividends.
Conversion Features

	Common Shares	Preferred Shares

VCP common shares have no conversion features	Aracruz common shares have no conversion features	Aracruz Class A Preferred shares may be converted into Aracruz Class B Preferred shares, the cost of the conversion to be borne by the interested shareholder.

Aracruz Class B Preferred Shares have no conversion features

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In the event that dividends in excess of those paid to the holders of Aracruz Class A preferred shares are distributed, holders of common shares and Aracruz Class B preferred shares share ratably in such excess up to an amount equal to the Aracruz Class A minimum preferential dividend. Any dividends thereafter remaining for distribution are shared ratably by all holders of Aracruz Class A preferred shares, Aracruz Class B preferred shares and common shares.

Appraisal Rights

Under the Brazilian Corporation Law, appraisal rights are exceptional rights that may be exercised by shareholders only in extraordinary situations resulting from significant decisions taken at general shareholders’ meetings. Appraisal rights can only be exercised in the 30 day period following the publication of the minutes of the shareholder meeting in which the significant decision was taken. According to the Brazilian Corporation Law, the appraisal rights of VCP shareholders may be exercised in the following circumstances:

•     to create preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares (only holders of the affected types or classes of shares may exercise appraisal rights);

•     modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or creation of a new class with greater privileges than the existing classes of preferred shares (only holders of the affected types or classes of shares may exercise appraisal rights);

•     reduction in the percentage of mandatory dividends;

•     approve the acquisition of control of another company, at a price which exceeds certain limits set forth in the Brazilian Corporation Law;

•     change in corporate purpose;

•     merger (fusão or incorporação) with another company;

Under the Brazilian Corporation Law, appraisal rights are exceptional rights that may be exercised by shareholders only in extraordinary situations resulting from significant decisions taken at general shareholders’ meetings. Appraisal rights can only be exercised in the 30 day period following the publication of the minutes of the shareholder meeting in which the significant decision was taken. According to the Brazilian Corporation Law, the appraisal rights of Aracruz shareholders may be exercised in the following circumstances:

•     to create preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares (only holders of the affected types or classes of shares may exercise appraisal rights);

•     modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or creation of a new class with greater privileges than the existing classes of preferred shares (only holders of the affected types or classes of shares may exercise appraisal rights);

•     reduction in the percentage of mandatory dividends;

•     approve the acquisition of control of another company, at a price which exceeds certain limits set forth in the Brazilian Corporation Law;

•     change in corporate purpose;

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•     VCP’s participation in a group of companies;

•     change in corporate form; and

•     merger of all VCP’s shares into another Brazilian company, so that VCP becomes a wholly owned subsidiary of such company.

In addition, in the event that the entity resulting from a stock swap merger (incorporação de ações), a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which the decision to undertake such transaction was taken, the dissenting or nonvoting shareholders may also exercise appraisal rights.

•     merger (fusão or incorporação) with another company;

•     Aracruz’s participation in a group of companies;

•     change in corporate form; and

•     merger of all Aracruz’s shares into another Brazilian company, so that Aracruz becomes wholly owned subsidiary of such company.

In addition, in the event that the entity resulting from a stock swap merger (incorporação de ações), a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which the decision to undertake such transaction was taken, the dissenting or nonvoting shareholders may also exercise appraisal rights.

In the event that the shareholders approve any resolution in connection with the items listed above, the appraisal right may be exercised only if the shares fail to satisfy certain liquidity and dispersion tests at the time of the meeting.

The Brazilian Corporation Law further provides that any resolution regarding VCP’s spin-off would only entitle shareholders to withdraw from VCP’s company if the spin-off:

•     causes a change in the purpose of the company, except if the equity is spun off to a company whose primary activities are consistent with VCP’s corporate purpose;

•     reduces VCP’s mandatory dividends; or

•     causes us to join a group of companies.

The Brazilian Corporation Law further provides that any resolution regarding a spin-off would only entitle Aracruz shareholders to withdraw from the company if the spin-off:

•     causes a change in the purpose of the company, except if the equity is spun off to a company whose primary activities are consistent with Aracruz’s corporate purpose;

•     reduces mandatory dividends; or

•     causes us to join a group of companies.

Preemptive Rights

Pursuant to the Brazilian Corporation Law, any shareholder has, except in certain circumstances, a general preemptive right to subscribe for new shares in a capital increase in proportion to the number of shares it holds. These preemptive rights may be abolished under certain circumstances determined under the Brazilian Corporation Law.	Pursuant to the Brazilian Corporation Law, any shareholder has, except in certain circumstances, a general preemptive right to subscribe for new shares in a capital increase in proportion to the number of shares it holds. These preemptive rights may be abolished under certain circumstances determined under the Brazilian Corporation Law.

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Attendance and Voting at Meetings of Shareholders

Every shareholder of record as of the applicable record date has the right to attend the shareholder meeting.	Every shareholder of record as of the applicable record date has the right to attend the shareholder meeting. Only holders of common shares have the right to vote at shareholders’ meetings. Preferred shareholders only have the right to vote in limited circumstances.

Extraordinary Meetings of Shareholders

Extraordinary general shareholders’ meetings of VCP may be called from time to time by VCP’s board of directors at its discretion. An extraordinary shareholders meeting may also be called by the fiscal council on specific situations, by any shareholder when the board of directors delays calling a shareholders meeting for more than 60 days when required by law or the bylaws and by shareholders representing at least five per cent of VCP capital stock if the board of directors fails to call a meeting within eight days after receipt of a reasoned request to call the meeting by those shareholders. Such request must indicate the proposed agenda.

Shareholders representing at least five percent of VCP capital stock have the right to call an extraordinary general shareholders’ meeting if, after a period of eight days, the board of directors fails to call a shareholders’ meeting for the purpose of establishing a fiscal council that has been requested by such shareholders.

Extraordinary general shareholders’ meetings of Aracruz may be called from time to time by Aracruz board of directors at its discretion. An extraordinary shareholders meeting may also be called by the fiscal council on specific situations, by any shareholder when the board of directors delays calling a shareholders meeting for more than 60 days when required by law or the bylaws and by shareholders representing at least five per cent of Aracruz capital stock if the board of directors fails to call a meeting within eight days after receipt of a reasoned request to call the meeting by those shareholders. Such request must indicate the proposed agenda.

Shareholders representing at least five percent of either Aracruz voting share capital or non-voting share capital have the right to call an extraordinary general shareholders’ meeting if, after a period of eight days, the board of directors fails to call a shareholders’ meeting for the purpose of establishing a fiscal council that has been requested by such shareholders.

The Brazilian Corporation Law also provides that holders of Aracruz preferred shares are entitled to vote as a special class in shareholders’ meetings called to decide upon changes to the preferences or rights attributed to Aracruz preferred shares and upon the creation of a new class of preferred shares that has either priority or preference over Aracruz existing preferred shares or the increase of an existing class of preferred shares disproportionately relative to the other classes. The approval of such proposals depends not only on the affirmative vote of shareholders holding the majority of Aracruz common shares, but also a prior approval or ratification by shareholders holding the majority of Aracruz preferred shares.

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Shareholder Suits

Corporate action for liability against directors of a company will usually be brought by the company itself if shareholders of the company pass a resolution to that effect at a shareholders’ meeting. Such a resolution may be approved at an annual general meeting and, if included in the agenda or arising directly out of any matter included therein, at an extraordinary general meeting. Any shareholder can file the corporate action if not done by the company within three months from the shareholders meeting decision.

Under the Brazilian Corporation Law, however, shareholders representing at least five percent of the share capital of the company may jointly initiate a corporate action for liability against one or more directors to recover any damages incurred by the company as a result of the directors’ liability, if the shareholders meeting votes against the corporate action for liability.

Corporate action for liability against directors of a company will usually be brought by the company itself if shareholders of the company pass a resolution to that effect at a shareholders’ meeting. Such a resolution may be approved at an annual general meeting and, if included in the agenda or arising directly out of any matter included therein, at an extraordinary general meeting. Any shareholder can file the corporate action if not done by the company in 3 months from the shareholders meeting decision.

Under the Brazilian Corporation Law, however, shareholders representing at least five percent of the share capital of the company may jointly initiate a corporate action for liability against one or more directors to recover any damages incurred by the company as a result of the directors’ liability, if the shareholders meeting votes against the corporate action for liability.

Board of Directors

According to VCP’s bylaws, VCP’s board of directors consists of a minimum of three and a maximum of ten members. VCP’s directors are elected by VCP’s shareholders in VCP’s annual shareholders’ meeting for a two-year term of office, reelection being permitted. The Brazilian Corporation Law allows the adoption of a multiple vote process, by request of shareholders representing at least 10% of a company capital stock. However, in accordance with the provisions of the CVM Instruction N. 165/91, as amended, ownership of a minimum of 5% of the VCP’s voting stock is required for a request for the adoption of a multiple vote process.

The Brazilian Corporation Law requires that each director own at least one share of VCP. There is no mandatory retirement age for directors.

According to Aracruz’s bylaws, Aracruz’s board of directors consists of a minimum of five and a maximum of nine members. Aracruz’s directors are elected by Aracruz’s shareholders in Aracruz’s annual shareholders’ meeting for a three-year term of office, reelection being permitted. The Brazilian Corporation Law allows the adoption of a multiple vote process, by request of shareholders representing at least 10% of a company’s capital stock. However, in accordance with the provisions of the CVM Instruction N. 165/91, as amended, ownership of a minimum of 5% of the Aracruz’s voting stock is required for a request for the adoption of a multiple vote process.

The Brazilian Corporation Law requires that each director own at least one share of Aracruz. There is no mandatory retirement age for directors.

Removal

Directors may be removed by adoption of a shareholders’ resolution by majority vote at the ordinary or an extraordinary general shareholders’ meeting at any time.	Directors may be removed by adoption of a shareholders’ resolution by majority vote at the ordinary or an extraordinary general shareholders’ meeting at any time.

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Vacancies

A vacancy on the Board of Directors will be filled by a Director appointed by the remaining members of the Board to conclude the term of office initiated by the member being replaced.	A vacancy on the Board of Directors will be filled by the corresponding alternate member. In the absence of an alternate member, a substitute will be appointed by the other members of the Board of Directors, and will perform the respective duties until the next annual shareholders’ meeting is held.

Director Liability

According to the Brazilian Corporation Law, Directors are not individually liable for any obligations assumed by VCP and as a result of regular management acts. Directors are, however, liable for any damage that they may cause by acts or omissions that violate law or VCP’s bylaws, or for acts performed with negligence and in breach of good faith. Directors are not jointly liable for acts caused by other Directors, except if they have participated in such act or if they had knowledge about the practice of such act. The Directors will be jointly liable for damages originated by the non-compliance with the duties determined by law to run the company’s business, even if the company bylaws establish that such duty was specific to one Director.	According to the Brazilian Corporation Law, Directors are not individually liable for any obligations assumed by Aracruz and as a result of regular management acts. Directors are, however, liable for any damage that they may cause by acts or omissions that violate law or Aracruz’ bylaws, or for acts performed with negligence and in breach of good faith. Directors are not jointly liable for acts caused by other Directors, except if they have participated in such act or if they had knowledge about the practice of such act. The Directors will be jointly liable for damages originated by the non-compliance with the duties determined by law to run the company’s business, even if the company bylaws establish that such duty was specific to one Director.

Mandatory Tender Offer / Tag Along Rights
Common Shares	Preferred Shares

VCP’s bylaws provide that VCP shareholders will be entitled to receive a price for their shares equal to that received by the disposing controlling shareholders in the statutory public tender offer required to be held upon the disposition of control of VCP.

The Brazilian Corporation Law and CVM rules determine that upon the sale of a controlling interest in a publicly listed company, the purchaser will have to file a mandatory cash tender offer with the CVM to acquire all the remaining outstanding common shares of the target entity for at least 80% of the price paid for the common shares of the controlling block.	Aracruz preferred shares do not have the right to be the subject of a statutory change of control tender offer in the event of a disposition of control in Aracruz.

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Executive Officers

The board of executive officers of VCP is elected by the board of directors for a one-year term, reelection being permitted. VCP’s bylaws provide that the board of executive officers shall be comprised of at least three and no more than ten members. The board of executive officers is responsible for conducting the day-to-day operations of VCP, observing the general business policy set out by the board of directors.	The board of executive officers of Aracruz is elected by the board of directors for a three-year term, reelection being permitted. Aracruz’s bylaws provide that the board of executive officers shall be comprised of at least two and no more than eight members. The board of executive officers is responsible for conducting the day-to-day operations of Aracruz, observing the general business policy set out by the board of directors.

Fiscal Council

The Brazilian Corporation Law requires VCP to establish a fiscal council. VCP’s bylaws provide that the Fiscal Council shall be permanent and comprised of at least three and no more than five members. The members of VCP fiscal council are elected by VCP shareholders at general shareholders’ meetings.	The Brazilian Corporation Law requires Aracruz to establish a fiscal council. Aracruz’s bylaws provide that the Fiscal Council shall be permanent and comprised of at least three and no more than five members. The members of Aracruz fiscal council are elected by Aracruz shareholders at general shareholders’ meetings.

If you hold Aracruz ADSs, your rights are governed by Aracruz’s ADR deposit agreement rather than by Brazilian law and the bylaws of Aracruz, and your rights as a holder of VCP ADSs after the Stock Swap Merger will be governed by VCP’s ADR deposit agreement. See “—Description of American Depositary Shares” below.

As of October 23, 2009, VCP’s capital stock consisted of 390,164,352 outstanding common shares, no par value, not including the additional VCP shares approved for issuance in the Stock Swap Merger at VCP’s August 24, 2009 EGM that approved the Stock Swap Merger. As of that date, approximately 12% of the VCP common Shares were represented by ADSs.

As of October 23, 2009, Aracruz’s capital stock consisted of 1,030,587,806 outstanding shares, no par value, divided into 454,907,585 common shares, 27,956,802 Class A Preferred Shares and 547,723,419 Class B Preferred Shares. As of that date, approximately 37.5% of the Aracruz Class B Preferred Shares were represented by 20,514,437 ADSs, representing 205,144,372 Aracruz Class B Preferred Shares.

Information about Historical Dividend Payments

For a summary of VCP’s and Aracruz’s payments of dividends and interest attributable to equity for the years 2006, 2007 and 2008, see “Part Six: The Stock Swap Merger—Comparative Share and Dividend Information—Dividend Information.”

VCP

In 2007 and 2006, we paid dividends in excess of the mandatory amount. In 2008, no dividends were paid or accrued relating to 2008 operations as we incurred a loss as measured under Brazilian GAAP.

Aracruz

In 2007 and 2006 we paid dividends in excess of the mandatory amount. In 2008, no dividends were paid or accrued relating to 2008 operations as we incurred a loss as measured under Brazilian GAAP. Throughout 2008, Aracruz declared R$155 million of interest attributable to equity to be offset against dividend amounts to be declared in relation to the 2008 fiscal year. As Aracruz incurred a loss, as measured under Brazilian GAAP, no additional dividends were paid by Aracruz in relation to the 2008 fiscal year.

Description of VCP Capital Stock

The following information describes our common stock and provisions of our bylaws. This description is only a summary. You should read and refer to our bylaws filed as an exhibit to the registration statement of which this prospectus is a part.

Dividends

The Brazilian Corporation Law and our bylaws require that we distribute annually to our shareholders a mandatory minimum dividend, which we refer to as the mandatory dividend, equal to a minimum percentage of our net income for the prior year, as that amount may be adjusted in certain circumstances permitted by the Brazilian Corporation Law. Our bylaws require that this minimum percentage be at least 25%. The payment of dividends shall be made within a maximum of sixty (60) days from the date of the Shareholders’ Meeting or the Board of Directors’ meeting approving payment thereof.

Neither our bylaws nor the laws of Brazil contain any restriction on the payment of dividends, interest or other payments to holders of common shares not resident in Brazil.

Share Capital

As of the date hereof, our outstanding, fully paid share capital is R$7,057,302,181.59, comprised of 390,164,352 registered, book-entry common shares, without par value. With the settlement of the Stock Swap Merger and the delivery of new VCP shares to Aracruz’s shareholders, the share capital of VCP will be equal to R$7,587,144,784.59 represented by 467,939,646 common shares, as approved at the August 24, 2009 EGM that approved the Stock Swap Merger.

Voting Rights

Each common share entitles its holder to one vote at our meetings of shareholders. Neither our bylaws, nor the Brazilian Corporation Law, contain any restriction on voting by non-Brazilian holders of our common shares.

Public Tender Offer Upon Disposition of Control

Holders of common shares shall be entitled to receive a price for their shares equal to that received by the disposing controlling shareholders in the statutory public tender offer required to be held upon the disposition of control of our Company pursuant to article 254-A of the Brazilian Corporation Law.

Allocation of Net Income

At each annual shareholders’ meeting, our bylaws require our Board of Directors to recommend that net income for the preceding fiscal year from which income tax has already been deducted be allocated as follows:

•	5% for a legal reserve that will not exceed 20% of our paid-in capital;

•	an amount for a contingency reserve;

•	at least 25% for mandatory distribution to shareholders, to be distributed within 60 days of the annual shareholders’ meeting that approves the distribution; and

•	any balance to be allocated in the manner determined by the shareholders, according to the Brazilian Corporation Law.

Under the Brazilian Corporation Law, payment of the mandatory dividend is not required if the Board of Directors has formally declared such distribution to be inadvisable in view of our financial condition and has provided the shareholders at the annual general shareholders’ meeting with an opinion to that effect, which has been reviewed by our Fiscal Council and reported to the CVM, the Brazilian securities and exchange commission, five days following such meeting.

Preemptive Rights

Each of our shareholders has, except in certain circumstances, a preemptive right to subscribe for shares or convertible securities in any capital increase of our Company, in proportion to its shareholding. A period of 30 days following the publication of notice of the issuance of convertible securities or shares is allowed for exercise of this preemptive right, and the right is negotiable.

According to the Brazilian Corporation Law and our bylaws, the Board of Directors may, at its discretion, exclude the preemptive rights of the shareholders in the issuance of shares, debentures convertible into shares, and subscription warrants made through a stock market sale or public subscription, or by an exchange for shares, in a public offering for acquisition of a controlling stake, pursuant to the Brazilian Corporation Law.

With some exceptions, in the event of a capital increase by means of the issuance of new shares, holders of our common shares would have preemptive rights to subscribe to our newly-issued common shares. Under the Brazilian Corporation Law, holders of our common shares are permitted to transfer or dispose of such preemptive right either for consideration or not. Investors may not be able to exercise the preemptive rights relating to the common shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.

Liquidation

Our Company shall be liquidated upon the occurrence of certain events provided for in the Brazilian Corporation Law, whereupon a meeting of the shareholders shall determine the form of liquidation, electing the liquidators and the members of our Fiscal Council, which must operate on a mandatory basis during the liquidation period.

Redemption

According to the Brazilian Corporation Law, we may redeem our shares by a decision approved at an extraordinary general shareholders’ meeting. The share redemption may be paid with our profit, profit reserves or capital reserves. If the share redemption is not applicable to all shares of the same class, the redemption will be made by lottery. If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify on a pro rata basis the shares to be redeemed. The redemption of shares of one or more classes shall be approved by shareholders representing at least 50% of the affected classes.

Appraisal Rights

The Brazilian Corporation Law provides that, under certain circumstances, a shareholder has the right to withdraw his equity interest from our Company and to receive payment for the portion of shareholder’s equity attributable to his equity interest. Such appraisal right may be exercised by dissenting or nonvoting shareholders of VCP (including any holder of common shares) in the event that a majority of all voting shares outstanding require us to:

•

create preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such creation or disproportional increase is already provided for, or authorized by, our bylaws, which provision or authorization is not currently contemplated in our bylaws;

•

modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than any existing classes of preferred shares;

•	reduce the mandatory distribution of dividends;

•	change our corporate purpose;

•	merge us with another company or to consolidate us;

•	transfer all of our shares to another company in order to make us a wholly-owned subsidiary of such company, known as a stock swap merger (incorporação de ações);

•	approve the acquisition of control of another company, at a price which exceeds certain limits set forth in the Brazilian Corporation Law;

•	approve our participation in a centralized group of companies as defined under the Brazilian Corporation Law; and

•

conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporation Law.

In addition, in the event that the entity resulting from a stock swap merger (incorporação de ações), a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which the decision to undertake such transaction was taken, the dissenting or nonvoting shareholders may also exercise appraisal rights.

Appraisal rights lapse 30 days after publication of the minutes of the relevant shareholders’ meeting. We would be entitled to reconsider any action giving rise to appraisal rights within ten days following the expiration of such rights if the aggregate amount to be paid by our Company for the shares of dissenting shareholders could jeopardize our financial stability.

The Brazilian Corporation Law allows companies to pay for any of their shares being redeemed as a result of appraisal rights or otherwise at their economic value, subject to certain requirements. Because our bylaws currently do not provide that our shares would be redeemable at their economic value, our shares would be redeemable at their book value, determined on the basis of the last balance sheet approved by our shareholders. If the shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet as of a date within 60 days of such shareholders’ meeting.

Pursuant to the Brazilian Corporation Law, in events of our consolidation, merger, (incorporação de ações), entry into a group of companies, or acquisition of control of another company, appraisal rights are not available if the subject shares meet certain market liquidity and dispersion tests. In these cases, shareholders will not be entitled to appraisal rights if (i) their shares are part of a general securities index in Brazil or abroad, and (ii) the controlling shareholder, the controlling company or other companies under their control hold less than half of the outstanding shares of the relevant type or class.

Form and Transfer

Because our shares are in registered book-entry form, the transfer of shares is made under article 35 of the Brazilian Corporation Law, which determines that a transfer of shares is effected by an entry made by the registrar, by debiting the share account of the transferor and crediting the share account of the transferee. Banco Itaú S.A. performs safe-keeping, share transfer and other related services for us.

Transfers of shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Brazilian Central Bank, or the Central Bank, pursuant to Resolution No. 2,689/00 of the Central Bank, the foreign investor, through its local agent, should also seek amendment, if necessary, of the electronic certificate of registration to reflect the new ownership.

The BM&FBOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to hold our shares through this system and all shares elected to be put into the system will be deposited in custody with the relevant stock exchange (through a Brazilian institution duly authorized to operate by the Central Bank having a clearing account with the relevant stock exchange). The fact that those shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as a registered shareholder.

Shareholders’ General Meetings

Under the Brazilian Corporation Law, at our shareholders’ meetings shareholders are empowered to take any action relating to our corporate purpose and to pass any resolutions they deem necessary. The review and approval of our financial statements and the determination of the allocation of our net profits with respect to each fiscal year occur at our annual general shareholders’ meeting which must be convened within four months following such fiscal year. The election of our directors and members of our Fiscal Council typically takes place at the annual general shareholders’ meeting.

An extraordinary general shareholders’ meeting may be held concurrently with the annual general shareholders’ meeting. Pursuant to our bylaws and the Brazilian Corporation Law, the following actions, among others, may only be taken at a general shareholders’ meeting:

•	amendment of our bylaws, including amendment of our corporate purpose;

•	election and dismissal, at any time, of our directors and members of our Fiscal Council;

•	determination of the aggregate compensation of our Board of Directors and Board of Executive Officers, as well as our Fiscal Council’s compensation;

•	approval of stock splits and reverse stock splits;

•	approval of a stock option plan;

•	approval of the management’s accounts and the financial statements prepared by the management;

•

resolution upon the allocation of our net income and distribution of dividends; according to our bylaws, it is incumbent on the Board of Directors to authorize the distribution of interim dividends as an advance on the annual dividends and approve the payment or crediting of interest attributable to equity;

•	election of our Fiscal Council, which must be in operation in the event of our dissolution;

•	cancellation of our registration with the CVM as a publicly-held company;

•	authorization for the issuance of convertible debentures or secured debentures;

•	suspension of the rights of a shareholder who has violated the Brazilian Corporation Law or our bylaws;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares of our capital stock;

•	approval of our transformation into a limited liability company or any other corporate form;

•	appointment of a financial institution responsible for our valuation in the event that a tender offer for our common shares is carried out in connection with a going-private transaction;

•	reduction in the percentage of mandatory dividends;

•	participation in a centralized group of companies;

•	change in our core business or corporate purpose;

•	approval of any merger, consolidation with another company or spin-off;

•	approval of any dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by him or her; and

•	authorization to petition for bankruptcy or request for judicial or extrajudicial restructuring.

According to the Brazilian Corporation Law, a publicly held corporation may not issue founders’ shares.

According to the Brazilian Corporation Law, neither a company’s bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of specific rights, such as:

•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of a company;

•

the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under the Brazilian Corporation Law (see “—Preemptive Rights”);

•	the right to inspect and monitor the management of the company’s business in accordance with the Brazilian Corporation Law;

•	the right to vote at any shareholders meeting; and

•	the right to withdraw from the company in the cases specified under the Brazilian Corporation Law (see “—Appraisal Rights”).

However, a general shareholders’ meeting may suspend the rights of any shareholder who fails to fulfill any obligation imposed by law or the bylaws of the company, which suspension shall be lifted as soon as the obligation has been fulfilled.

Quorum for our Shareholders’ General Meetings

As a general rule, the Brazilian Corporation Law provides that a quorum at a shareholders’ general meeting consists of shareholders representing at least 25% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call. A quorum for the purposes of amending our bylaws consists of shareholders representing at least two-thirds of our issued and outstanding voting capital on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ general meeting is required to ratify any proposed action, with abstentions not taken into account. However, the affirmative vote of shareholders representing one-half of our issued and outstanding voting capital is required to:

•

create a class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our bylaws, which provision or authorization is not currently contemplated in our bylaws;

•

modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than any existing class of preferred shares;

•	reduce the percentage of mandatory dividends;

•	change our corporate purpose;

•	merge or consolidate our Company with another company;

•	spin-off a portion of our assets or liabilities;

•	approve our participation in a centralized group of companies (as defined in the Brazilian Corporation Law);

•	apply for cancellation of any voluntary liquidation;

•	approve our dissolution; and

•	approve the merger of all our shares into another company (incorporação de ações).

Notice of our Shareholders’ General Meetings

According to the Brazilian Corporation Law, notice of our shareholders’ general meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the State of São Paulo, and in another widely circulated newspaper in the same state, previously chosen at an annual shareholders’ meeting, which in our case is O Valor Econômico. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require, upon request of any shareholder, that the first notice be published 30 days in advance of the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of the extraordinary general shareholders’ meeting so that the requesting shareholder may become familiar with, and analyze, the proposal to be voted upon at such meeting. Such call notice in all circumstances shall contain the agenda for the meeting and, in case of an amendment to our bylaws, a summary of the proposed amendment.

Who May Call our Shareholders’ General Meetings

According to the Brazilian Corporation Law, our Board of Directors may call a general shareholders’ meeting. Shareholders’ meetings may also be called by:

•	any shareholder, if our directors fail to call a shareholders’ general meeting within 60 days after the date they were required to do so under applicable laws and our bylaws;

•

shareholders holding at least 5% of our share capital if our directors fail to call a meeting within eight days after receipt of a grounded request to call the meeting by those shareholders, and such request must indicate the proposed agenda; and

•

our Fiscal Council, if our Board of Directors delays calling an annual general shareholders’ meeting for more than one month. Our Fiscal Council may also call an extraordinary general shareholders’ meeting at any time if it believes that there are significant or urgent matters to be addressed.

Conditions for Admission at our General Shareholders’ Meetings

A shareholder may be represented at a shareholders’ general meeting by a proxy, as long as the proxy is appointed less than a year before such general shareholders’ meeting. The proxy must be either a shareholder, an executive officer of our Company, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer.

Shareholders attending a general shareholders’ meeting must deliver proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and a receipt issued by the custodian agent of our shares.

Description of Aracruz Capital Stock

The following information describes the common and preferred stock of Aracruz and provisions of Aracruz’s bylaws. This description is only a summary. You should read and refer to Aracruz’s bylaws filed as an exhibit to the registration statement of which this prospectus is a part.

Share Capital

As of the date hereof, Aracruz’s outstanding, fully paid share capital is R$2,871,781,288.11, comprised of 1,030,587,806 registered, book-entry shares, without par value, divided into 454,907,585 common shares, 27,956,802 Class A Preferred Shares and 547,723,419 Class B Preferred Shares.

According to Aracruz’s bylaws, the number of non-voting preferred shares, or of those subject to restrictions when exercising the right to vote, may not exceed two-thirds of the total shares issued.

The Aracruz Class A Preferred Shares may be converted into Aracruz Class B Preferred Shares, the cost of the conversion to be borne by the interested shareholder.

Dividends

The Brazilian Corporation Law and Aracruz bylaws require that we distribute annually to Aracruz’s shareholders a mandatory minimum dividend, which we refer to as the mandatory dividend, equal to a minimum percentage of Aracruz’s net income for the prior year, as that amount may be adjusted in certain circumstances permitted by the Brazilian Corporation Law. Aracruz’s bylaws require that this minimum percentage be at least 25%.

According to the bylaws of Aracruz, preferred shares are assured a dividend 10% higher than the one attributed to the common shares, in addition to priority in capital reimbursement in the event of liquidation of Aracruz.

The Aracruz Class A Preferred Shares shall have priority in receiving a 6% minimum annual dividend, calculated by the value of the capital they represent and divided between them in equal amounts. The Aracruz Class B Preferred Shares, albeit entitled to dividends, shall not have priority in receiving such dividends. In the event that dividends in excess of those paid to the holders of the Aracruz Class A Preferred Shares are distributed, holders of common stock and Class B Preferred Shares of Aracruz ratably in such excess up to an amount equal to the Class A Preferred Shares minimum preferential dividend. Any dividends thereafter remaining for distribution are shared ratably by all holders of Class A Preferred Shares, Class B Preferred Shares and common stock of Aracruz.

Payment of the mandatory dividend is subject to the Class A Preferred Shares minimum preferential dividend.

The payment of dividends shall be made within a maximum of sixty (60) days from the date of the Shareholders’ Meeting or the Board of Directors’ meeting approving payment thereof.

Neither Aracruz’s bylaws nor the laws of Brazil contain any restriction on the payment of dividends, interest or other payments to holders of common and preferred shares not resident in Brazil.

Shareholders have a three-year period, counted from the date in which we have made available the dividend, to claim such dividends.

Voting Rights

Each Aracruz common share entitles its holder to one vote at our meetings of shareholders. Neither Aracruz’s bylaws, nor the Brazilian Corporation Law, contain any restriction on voting by non-Brazilian holders of the Aracruz common shares.

Holders of the Aracruz preferred shares are not entitled to vote on any matter, except (1) with respect to the election of a member of Aracruz’s Board of Directors by preferred shareholders holding at least 10% of Aracruz’s total share capital, (2) with respect to the election of a member and alternate member of the Fiscal Council, and (3) in the limited circumstances described below. Whenever the shares of any class of share capital are entitled to vote, each share is entitled to one vote.

The Brazilian Corporation Law provides that non-voting or restricted voting shares acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period set forth in a company’s bylaws) to pay any fixed or minimum dividend to which such shares are entitled and continuing until payment thereof is made. Aracruz’s bylaws do not set forth any such shorter period. Aracruz’s preferred shareholders will obtain unrestricted voting rights if Aracruz enters into a liquidation process.

Under the Brazilian Corporation Law, the following actions require ratification by the majority of issued and outstanding shares of the affected class within one year from the shareholders’ meeting at which the common shareholders approve the action:

•

the creation of preferred shares or a disproportionate increase of an existing class of our preferred shares relative to the other classes of preferred shares, other than to the extent permitted by the bylaws;

•	a change of a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares; or

•	the creation of a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of preferred shares.

Mandatory Tender Offers

The Brazilian Corporation Law regulates the following situations in which a public company may be subject to a tender offer: (1) cancellation of registration as a publicly held company; (2) an increase in holdings (thereby impeding the liquidity of the shares in the open market); (3) transfer of control (i.e., carried out as a condition for the validity of the sale of control of a public company).

Allocation of Net Income

At each annual shareholders’ meeting, the bylaws of Aracruz require that the Board of Directors recommends that net income for the preceding fiscal year from which income tax has already been deducted be allocated as follows:

•	5% for a legal reserve that shall not exceed 20% of paid-in capital;

•	25%, minimum, for the mandatory payment of dividends to the shareholders; and

•	any balance to be allocated in the manner determined by the shareholders, according to the Brazilian Corporation Law.

Under the Brazilian Corporation Law, payment of the mandatory dividend is not required if the Board of Directors has formally declared such distribution to be inadvisable in view of Aracruz’s financial condition and has provided the shareholders at the annual general shareholders’ meeting with an opinion to that effect, which has been reviewed by Aracruz’s Fiscal Council and reported to the CVM, the Brazilian securities and exchange commission, five days following such meeting.

Preemptive Rights

Each of Aracruz’s shareholders has, except in certain circumstances, a preemptive right to subscribe for shares or convertible securities in any capital increase of Aracruz. A period of 30 days following the publication of notice of the issuance of convertible securities or shares is allowed for exercise of this preemptive right, and the right is negotiable.

According to the Brazilian Corporation Law, the Board of Directors may, at its discretion, exclude the preemptive rights of the shareholders in the issuance of shares, debentures convertible into shares, and subscription warrants made through a stock market sale or public subscription, or by an exchange for shares, or by an exchange for shares in a public offering for acquisition of a controlling stake, pursuant to the Brazilian Corporation Law.

Except in certain circumstances, in the event of a capital increase by means of the issuance of new shares, Aracruz shareholders would have preemptive rights to subscribe to Aracruz’s newly-issued shares. Under the Brazilian Corporation Law, holders of shares are permitted to transfer or dispose of such preemptive right either for consideration or not. Investors may not be able to exercise the preemptive rights relating to the Aracruz Preferred Shares Class B underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.

Liquidation

Aracruz shall be liquidated upon the occurrence of certain events provided for in the Brazilian Corporation Law, whereupon a meeting of the shareholders shall determine the form of liquidation, electing the liquidators and the members of the Fiscal Council, which must operate on a mandatory basis during the liquidation period.

Redemption

According to the Brazilian Corporation Law, Aracruz may redeem its shares by a decision approved at an extraordinary general shareholders’ meeting. The share redemption may be paid with Aracruz’s profit, profit reserves or capital reserves. If the share redemption is not applicable to all shares of the same class, the redemption will be made by lottery. If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify on a pro rata basis the shares to be redeemed. The redemption of shares of one or more classes shall be approved by shareholders representing at least 50% of the affected classes.

Appraisal Rights

The Brazilian Corporation Law provides that, under certain circumstances, a shareholder has the right to withdraw his equity interest in Aracruz and to receive payment for the portion of shareholder’s equity attributable to his equity interest.

Appraisal rights may be exercised by dissenting or nonvoting shareholders of Aracruz preferred shares of an adversely affected class in the event that a majority of all voting shares outstanding require us to:

•	create preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, other than to the extent permitted by the bylaws; or

•

modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than any existing classes of preferred shares.

Appraisal rights may also be exercised by any dissenting or non-voting shareholder (including any holder of preferred shares) in the event that a majority of all voting shares outstanding require Aracruz to:

•	reduce the mandatory distribution of dividends;

•	change its corporate purpose;

•	merge Aracruz with another company or to consolidate Aracruz;

•	transfer all of our shares to another company in order to make Aracruz a wholly-owned subsidiary of such company, known as a stock swap merger (incorporação de ações);

•	approve the acquisition of control of another company, at a price which exceeds certain limits set forth in the Brazilian Corporation Law;

•	approve Aracruz’s participation in a centralized group of companies as defined under the Brazilian Corporation Law; or

•

conduct a spin-off that results in (a) a change of Aracruz’s corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporation Law.

In addition, in the event that the entity resulting from a stock swap merger (incorporação de ações), a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which the decision to undertake such transaction was taken, the dissenting or nonvoting shareholders may also exercise appraisal rights.

Appraisal rights lapse 30 days after publication of the minutes of the relevant shareholders’ meeting. Aracruz would be entitled to reconsider any action giving rise to appraisal rights within ten days following the expiration of such rights if the aggregate amount to be paid by Aracruz for the shares of dissenting shareholders could jeopardize Aracruz’s financial stability.

The Brazilian Corporation Law allows companies pay for any of their shares being redeemed as a result of appraisal rights or otherwise at their economic value, subject to certain requirements. Because Aracruz’s bylaws currently do not provide that our shares would be redeemable at their economic value, our shares would be redeemable at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet as of a date within 60 days of such shareholders’ meeting.

Pursuant to the Brazilian Corporation Law, in events of Aracruz’s consolidation, merger (incorporação de ações), entry into a group of companies, or acquisition of control of another company, appraisal rights are not available if the subject shares meet certain market liquidity and dispersion tests. In these cases, shareholders will not be entitled to appraisal rights if (i) their shares are part of a general securities index in Brazil or abroad, and (ii) the controlling shareholder, the controlling company or other companies under their control hold less than half of the outstanding shares of the relevant type or class.

Form and Transfer

Because Aracruz’s shares are in registered book-entry form, the transfer of shares is made under article 35 of the Brazilian Corporation Law, which determines that a transfer of shares is effected by an entry made by the registrar, by debiting the share account of the transferor and crediting the share account of the transferee. Banco Itaú S.A. performs safe-keeping, share transfer and other related services for the company.

Transfers of shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank pursuant to Resolution No. 2,689/00 of the Central Bank, the foreign investor, through its local agent, should also seek amendment, if necessary, of the electronic certificate of registration to reflect the new ownership.

The BM&FBOVESPA operates a central clearing system. A holder of Aracruz shares may choose, at its discretion, to hold our shares through this system and all shares elected to be put into the system will be deposited in custody with the relevant stock exchange (through a Brazilian institution duly authorized to operate by the Central Bank having a clearing account with the relevant stock exchange). The fact that those shares are subject to custody with the relevant stock exchange will be reflected in Aracruz’s register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as a registered shareholder.

Shareholders’ General Meetings

Under the Brazilian Corporation Law, at shareholders’ meetings shareholders are empowered to take any action relating to our corporate purpose and to pass any resolutions they deem necessary. The review and approval of financial statements and the determination of the allocation of net profits with respect to each fiscal year occur at an annual general shareholders’ meeting which must be convened within four months following such fiscal year. The election of Directors and members of the Fiscal Council typically takes place at the annual general shareholders’ meeting.

An extraordinary general shareholders’ meeting may be held concurrently with the annual general shareholders’ meeting. Pursuant to the Brazilian Corporation Law, the following actions, among others, may only be taken at a general shareholders’ meeting:

•	amendment of the bylaws, including amendment of Aracruz’s corporate purpose;

•	election and dismissal, at any time, of directors and members of the Fiscal Council;

•	determination of the aggregate compensation of the Board of Directors and Board of Executive Officers, as well as the Fiscal Council’s compensation;

•	approval of stock splits and reverse stock splits;

•	approval of a stock option plan;

•	approval of the management’s accounts and the financial statements prepared by the management;

•

resolution upon the allocation of Aracruz’s net income and distribution of dividends; according to Aracruz’s bylaws, the Board of Directors may determine the setting out of a semiannual balance sheet, or a shorter period, and the distribution of intermediate dividends for the account of the profits obtained, earned surplus or the profit reserves already set up;

•	election of the Fiscal Council, which must be in operation in the event of the dissolution of Aracruz;

•	cancellation of Aracruz’s registration with the CVM as a publicly-held company;

•	authorization for the issuance of convertible debentures or secured debentures;

•	suspension of the rights of a shareholder who has violated the Brazilian Corporation Law or the bylaws;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares of our capital stock;

•	approval of the transformation of Aracruz into a limited liability company or any other corporate form;

•	appointment of a financial institution responsible for the valuation of Aracruz in the event that a tender offer for our shares is carried out in connection with a going-private transaction;

•	reduction in the percentage of mandatory dividends;

•	participation in a centralized group of companies;

•	change in Aracruz’s core business or corporate purpose;

•	approval of any merger, consolidation with another company or spin-off;

•	approval of any dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by him or her; and

•	authorization to petition for bankruptcy or request for judicial or extrajudicial restructuring.

According to the Brazilian Corporation Law, a publicly-held company may not issue founders’ shares.

According to the Brazilian Corporation Law, neither a company’s bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of specific rights, such as:

•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of a company;

•

the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under the Brazilian Corporation Law (see “—Preemptive Rights”);

•	the right to vote at any shareholders meeting;

•	the right to inspect and monitor the management of the company’s business in accordance with the Brazilian Corporation Law; and

•	the right to withdraw from the company in the cases specified under the Brazilian Corporation Law (see “—Appraisal Rights”).

However, a general meeting may suspend the rights of any shareholder who fails to fulfill any obligation imposed by law or by the bylaws, such suspension ceasing as soon as the obligation is fulfilled.

A shareholder without a right to vote may attend a general shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Quorum for Aracruz’s Shareholders’ General Meetings

As a general rule, the Brazilian Corporation Law provides that a quorum at a shareholders’ general meeting consists of shareholders representing at least 25% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call. A quorum for the purposes of amending Aracruz’s bylaws consists of shareholders representing at least two-thirds of Aracruz’s issued and outstanding voting capital on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of Aracruz’s issued and outstanding common shares present in person or represented by proxy at a shareholders’ general meeting is required to ratify any proposed action, with abstentions not taken into account. However, the affirmative vote of shareholders representing one-half of the issued and outstanding voting capital is required to:

•	create a class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, other than to the extent permitted by the bylaws;

•

modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than any existing class of preferred shares;

•	reduce the percentage of mandatory dividends;

•	change the corporate purpose;

•	merge or consolidate Aracruz with another company;

•	spin-off a portion of Aracruz’s assets or liabilities;

•	approve Aracruz’s participation in a centralized group of companies (as defined in the Brazilian Corporation Law);

•	apply for cancellation of any voluntary liquidation;

•	approve our dissolution; and

•	approve the merger of all Aracruz’s shares into another company (incorporação de ações).

A quorum smaller than the quorum established by the Brazilian Corporation Law may be authorized by the CVM for a publicly-held company with widely-traded and dispersed shares that has had less than half of the holders of its voting shares in attendance at its last three shareholders’ meetings.

Notice of Shareholders’ General Meetings

According to the Brazilian Corporation Law, notice of Aracruz’s shareholders’ general meetings must be published at least three times in the Diário Oficial do Estado do Espírito Santo, the official newspaper of the State of Espírito Santo, and in another widely circulated newspaper in the same state, previously chosen at an annual shareholders’ meeting, which in Aracruz’s case is A Gazeta. In addition, Aracruz publishes such notice in the O Valor Econômico. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require, upon request of any shareholder, that the first notice be published 30 days in advance of the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of the extraordinary general shareholders’ meeting so that the requesting shareholder may become familiar with, and analyze, the proposal to be voted upon at such meeting. Such call notice in all circumstances shall contain the agenda for the meeting and, in case of an amendment to Aracruz’s bylaws, a summary of the proposed amendment.

Who May Call our Shareholders’ General Meetings

According to the Brazilian Corporation Law, Aracruz’s Board of Directors may call a general shareholders’ meeting. Shareholders’ meetings may also be called by:

•	any shareholder, if Aracruz’s Directors fail to call a shareholders’ general meeting within 60 days after the date they were required to do so under applicable laws and the bylaws;

•

shareholders holding at least 5% of Aracruz’s share capital if Aracruz’s Directors fail to call a meeting within eight days after receipt of a grounded request to call the meeting by those shareholders, and such request must indicate the proposed agenda;

•

the Fiscal Council, if the Board of Directors delays calling an annual general shareholders’ meeting for more than one month. The Fiscal Council may also call an extraordinary general shareholders’ meeting at any time if it believes that there are significant or urgent matters to be addressed; and

•

shareholders holding at least 5% of either Aracruz’s total voting share capital or Aracruz’s total non-voting share capital, if after a period of eight days, the company’s directors fail to call a shareholders’ meeting for the purpose of appointing a Fiscal Council that has been requested by such shareholders.

Conditions for Admission at our General Shareholders’ Meetings

A shareholder may be represented at a shareholders’ general meeting by a proxy, as long as the proxy is appointed less than a year before such general shareholders’ meeting. The proxy must be either a shareholder, an Aracruz executive officer, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer.

Shareholders attending a general shareholders’ meeting must deliver proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and a receipt issued by the custodian agent of the Aracruz our shares.

Description of American Depositary Shares

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares of VCP. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safe keep the securities on deposit. In this case, the custodian is Banco Itaú S.A.

We have appointed Citibank as depositary bank pursuant to a Second Amended and Restated Deposit Agreement, dated as of August 12, 2009. We refer to this Second Amended and Restated Deposit Agreement as the VCP Deposit Agreement. A draft copy of the VCP Deposit Agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the VCP Deposit Agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-160187 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the VCP Deposit Agreement and not by this summary. We urge you to review the VCP Deposit Agreement in its entirety.

Each ADS represents the right to receive one (1) fully paid common share on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the VCP Deposit Agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The VCP Deposit Agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The VCP Deposit Agreement and the ADRs are governed by New York law. However, our obligations to the holders of shares will continue to be governed by the laws of Brazil, which may be different from the laws in the United States.

Applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the VCP Deposit Agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Brazilian laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the VCP Deposit Agreement. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the VCP Deposit Agreement.

Distributions of Shares

Whenever we make a free distribution of shares for the securities on deposit with the custodian, we will deposit the applicable number of shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the shares deposited or modify the ADS-to-share ratio, in which case each ADS you hold will represent rights and interests in the additional shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-share ratio upon a distribution of shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the VCP Deposit Agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the shares received upon the terms described in the VCP Deposit Agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the VCP Deposit Agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary bank; or

•	it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the VCP Deposit Agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the VCP Deposit Agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Brazil would receive upon failing to make an election, as more fully described in the VCP Deposit Agreement.

Other Distributions

Whenever we intend to distribute property other than cash, shares or rights to purchase additional shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the VCP Deposit Agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the VCP Deposit Agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the VCP Deposit Agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the VCP Deposit Agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Shares

The shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the VCP Deposit Agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the shares to the custodian. Your ability to deposit shares and receive ADSs may be limited by U.S. and Brazilian legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The shares are duly authorized, validly issued, fully paid, non assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such shares have been validly waived or exercised.

•	You are duly authorized to deposit the shares.

•

The shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the VCP Deposit Agreement).

•	The shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties is incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the VCP Deposit Agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the VCP Deposit Agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying shares at the custodian’s offices. Your ability to withdraw the shares may be limited by U.S. and Brazilian legal considerations applicable at the time of withdrawal. In order to withdraw the shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the VCP Deposit Agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the shares or ADSs are closed, or (ii) shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The VCP Deposit Agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the VCP Deposit Agreement to instruct the depositary bank to exercise the voting rights for the shares represented by your ADSs. The voting rights of holders of shares are described in “—Description of VCP Capital Stock Voting Rights.”

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

If the depositary bank does not timely receive voting instructions from a holder of ADSs or if the depositary bank receives timely voting instructions from a holder of ADSs which fail to specify the manner in which the securities represented by the holder’s ADSs are to be voted, the depositary bank will deem the holder of the ADSs to have instructed the depositary bank to vote in favor of the proposed resolutions but only for those resolutions that our Board of Directors has submitted to a vote of holders of shares.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 2¢ per annum per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary Services	Up to U.S. 2¢ per annum per ADS held on the applicable record date(s) established by the Depositary

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Brazil (i.e., upon deposit and withdrawal of shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the VCP Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the VCP Deposit Agreement upon such terms and conditions as we and the depositary bank may agree from time to time.

Amendments and Termination

We may agree with the depositary bank to modify the VCP Deposit Agreement at any time without your consent. We undertake to give holders thirty (30) days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the VCP Deposit Agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the VCP Deposit Agreement if you continue to hold your ADSs after the modifications to the VCP Deposit Agreement become effective. The VCP Deposit Agreement cannot be amended to prevent you from withdrawing the shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the VCP Deposit Agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the VCP Deposit Agreement. In either case, the depositary bank must give notice to the holders at least thirty (30) days before termination. Until termination, your rights under the VCP Deposit Agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the VCP Deposit Agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The VCP Deposit Agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the VCP Deposit Agreement without negligence or bad faith.

•

The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the VCP Deposit Agreement.

•

The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in shares, for the validity or worth of the shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the VCP Deposit Agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the VCP Deposit Agreement.

•

We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the VCP Deposit Agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our bylaws, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the VCP Deposit Agreement or in our bylaws or in any provisions of or governing the securities on deposit.

•

We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of shares but is not, under the terms of the VCP Deposit Agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages resulting from any breach of the terms of the VCP Deposit Agreement.

•

We, the depositary bank and the custodian disclaim any liability for any action or failure to act by any holder or any beneficial owner of ADSs relating to their obligations under Brazilian law or regulation relating to foreign investment in Brazil and the withdrawal of Shares upon cancellation of ADSs.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of shares or release shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The VCP Deposit Agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the VCP Deposit Agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

PART EIGHT: ADDITIONAL INFORMATION FOR SHAREHOLDERS

Where You Can Find More Information

We have filed with the SEC a registration statement on Form F-4 to register under the Securities Act the VCP shares to be received by holders of Aracruz ADSs in the form of VCP ADSs. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to VCP and its common shares and ADSs, we refer you to the registration statement and the exhibits filed as a part of the registration statement.

VCP and Aracruz file annual reports on Form 20-F and furnish reports on Form 6-K to the SEC under the rules and regulations that apply to foreign private issuers. As foreign private issuers, VCP, Aracruz and their respective shareholders are exempt from some of the reporting requirements of the Exchange Act, including the proxy solicitation rules, the rules regarding the furnishing of annual reports to stockholders and Section 16 short-swing profit reporting for their respective officers, directors and holders of more than 10% of their shares. You may read and copy any materials filed or furnished by VCP and Aracruz with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

VCP and Aracruz are also subject to the informational requirements of the CVM and the BM&FBOVESPA and file reports and other information relating to their respective businesses, financial condition and other matters with the CVM and the BM&FBOVESPA. You may read these reports, statements and other information at the public reference facilities maintained by the CVM at Rua Sete de Setembro, 111, 2nd floor, Rio de Janeiro, RJ, Brazil, and Rua XV de Novembro, 275, Centro, São Paulo, SP, Brazil. Some filings of VCP and Aracruz with the CVM and the BM&FBOVESPA are also available at the website maintained by the CVM at http://www.cvm.gov.br and the website maintained by the BM&FBOVESPA at http://www.bovespa.com.br.

The public filings with the SEC and the CVM of VCP and Aracruz are also available to the public free of charge through our internet websites at www.vcp.com.br/ingles/investors or www.aracruz.com.br/ir. The information included on our websites or that might be accessed through our websites is not included in this prospectus or the registration statement and is not incorporated into this prospectus or the registration statement by reference. You may also request a copy of VCP’s or Aracruz’s filings at no cost by contacting VCP or Aracruz at the following addresses, respectively:

Votorantim Celulose e Papel S.A.

Alameda Santos, 1357—6th floor

01419-908 São Paulo, SP, Brazil

Telephone: +55 (11) 2138-4287

Facsimile: +55 (11) 2138-4066

Aracruz Celulose S.A.

Av. Brigadeiro Faria Lima, 2277—4th floor

014 52-008 São Paulo, SP—Brazil

Telephone: +55(11) 3301-4111

Facsimile: +55(11) 3301-4275

Enforceability of Civil Liabilities Under U.S. Securities Laws

We have been advised by our Brazilian counsel, Motta, Fernandes Rocha Advogados, that a judgment of a U.S. court for civil liabilities predicated upon the federal securities laws of the United States, subject to certain requirements described below, may be enforced in Brazil. A judgment against VCP, Aracruz, their respective directors and certain of their respective officers and advisors or any such person would be enforceable in Brazil without reconsideration of the merits upon confirmation of that judgment by the Brazilian Superior Court of Justice. That confirmation generally will occur if the foreign judgment:

•	fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

•	is issued by a competent court after proper service of process is made in accordance with Brazilian legislation (even if in absentia);

•	has been made res judicata (i.e. final and not subject to appeal);

•	is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and

•	is not contrary to Brazilian national sovereignty or public policy or “good morals.”

However, you cannot be certain that this confirmation will be obtained or that it will be obtained in a timely manner. In addition, you cannot be certain that a Brazilian court would enforce a monetary judgment for violations of U.S. securities laws.

We have been further advised by Motta, Fernandes Rocha Advogados that original actions predicated on the federal securities laws of the United States may be brought in Brazilian courts and that Brazilian courts may enforce civil liabilities in such actions against each of VCP, Aracruz, its directors and certain of its officers and advisors.

A plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that may ensure such payment. This bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney’s fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments that have been duly confirmed by the Brazilian Superior Court of Justice.

PART NINE: LEGAL AND REGULATORY MATTERS

General

We are not aware of any of the following:

•	any governmental license or regulatory permit that appears to be material to the businesses of VCP or Aracruz that might be adversely affected by the Stock Swap Merger;

•

except as described below, any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the completion of the Stock Swap Merger; or

•

except as described below, any consent, waiver or other approval that would be required as a result of or in connection with the Stock Swap Merger, including but not limited to, any consents or other approvals under any licenses, concessions, permits and agreements to which VCP or Aracruz is a party that have not been obtained.

Should any such approval or other action be required, we currently contemplate that such approval will be sought or such action will be taken, as the case may be.

The delivery of VCP ADSs in the Stock Swap Merger is conditioned on the declaration by the SEC that the registration statement of which this prospectus forms a part is effective. The approval by the NYSE of the listing of the VCP ADSs to be delivered in connection with the Stock Swap Merger, for which we will apply, must be obtained for these ADSs to be traded by their holders. However, this approval is not a condition to the completion of the Stock Swap Merger.

We are unable to predict whether it may be necessary to delay the completion of the Stock Swap Merger pending the outcome of any approval or other action. We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions. In addition, we cannot assure you that if the approvals were not obtained or other actions were not taken, adverse consequences might not result to our business or the businesses of our subsidiaries.

Brazilian Antitrust Review

Under Brazilian antitrust law, VCP is permitted to consummate the acquisition of control of Aracruz prior to receiving the final approval from the CADE. The CADE will determine whether our acquisition of Aracruz’s control negatively impacts competitive conditions in the markets in which we and Aracruz compete or adversely affects consumers in these markets. Although we believe that the CADE’s consideration of our acquisition of Aracruz’s control will determine that there are no adverse effects to those competitive conditions or consumers, we can offer no assurances that the CADE will approve our acquisition of Aracruz’s control or that the CADE will not impose conditions on the referred acquisition.

Legal Matters

We have received an opinion from Motta, Fernandes Rocha Advogados, Rio de Janeiro, Brazil, with respect to the validity of the common shares of VCP to be issued in connection with the Stock Swap Merger. We were advised as to certain matters of U.S. law by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

Experts

PricewaterhouseCoopers Auditores Independentes

VCP’s consolidated financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2008 included in this Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Deloitte Touche Tohmatsu Auditores Independentes

Aracruz’s consolidated financial statements as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included elsewhere in the Registration Statement and the effectiveness of Aracruz’s internal control over financial reporting have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their reports, appearing herein and elsewhere in the Registration Statement. Such consolidated financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

None of VCP’s or Aracruz’s independent registered public accounting firms, nor any other independent registered public accounting firm, have compiled, examined or performed any procedures with respect to the prospective financial information contained in “Part Six: The Stock Swap Merger—Presentations and Valuation Reports—Presentation of Merrill Lynch,” “—Presentation of BBI,” “—Valuation Reports of KPMG,” and “—Valuation Report of Baker Tilly” nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, this prospective financial information. The reports of those independent registered public accounting firms included in this prospectus relate to VCP’s and Aracruz’s historical financial information of the respective companies, do not extend to the prospective financial information and should not be read to do so.

You should rely only on the information provided in this prospectus. Neither VCP nor Aracruz have authorized any person to give any information or to make any representations in connection with the Stock Swap Merger other than the information contained in this prospectus and, if any person gives other information or makes a representation in connection with the Stock Swap Merger, that information or representation must not be relied on as having been authorized by VCP or Aracruz.

The delivery of this prospectus will not, under any circumstance, create an implication that VCP’s and Aracruz’s affairs have not changed since the date as of which information is furnished or since the date of this prospectus.

PART TEN: FINANCIAL STATEMENTS AND RELATED FINANCIAL INFORMATION

Index to Financial Statements and Related Financial Information

Unaudited U.S. GAAP Consolidated Financial Statements for the six-month periods ended June 30, 2009 and June 30, 2008 of Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets	F-2
Condensed Consolidated Interim Statements of Operations	F-4
Condensed Consolidated Interim Statements of Cash Flows	F-6
Notes to the Condensed Consolidated Interim Financial Information	F-8

Unaudited Brazilian GAAP Consolidated Financial Statements for the six-month periods ended June 30, 2009 and June 30, 2008 of Aracruz Celulose S.A.

Condensed Consolidated Interim Balance Sheets	F-67
Condensed Consolidated Interim Statements of Operations	F-69
Statements of Changes in Shareholders’ Equity	F-70
Condensed Consolidated Interim Statements of Cash Flows	F-71
Notes to the Consolidated Interim Financial Information	F-72

Reconciliation of Aracruz shareholders’ equity and loss for the year prepared under U.S. GAAP to that prepared under Brazilian GAAP as at and for the year ended December 31, 2008 (unaudited)	F-114

Narrative description of reconciliating items between U.S. GAAP and Brazilian GAAP applicable to Aracruz Celulose S.A. (unaudited)	F-116

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets

In millions of U.S. dollars, except number of shares

	June 30, 2009	December 31, 2008
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	1,210	280
Trading securities	252	43
Held-to-maturity investment	24	—
Trade accounts receivable, net	488	151
Inventories	474	193
Recoverable taxes	214	73
Assets held for sale	40	—
Deferred income tax	—	43
Other	46	32

	2,748	815

Non-current assets
Investment in affiliates	610	138
Goodwill	2,481	151
Property, plant and equipment, net	9,314	3,866
Intangibles, net	407	—

Other assets
Accounts receivable for investment sold	—	10
Trade accounts receivable, net	17	—
Held-to-maturity investment	55	—
Recoverable taxes	117	105
Judicial escrow deposits	181	130
Advances to suppliers	313	7
Other	29	8

	712	260

Total assets	16,272	5,230

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets

In millions of U.S. dollars, except number of shares	(continued	)

	June 30, 2009	December 31, 2008
	(Unaudited)
Liabilities and shareholders’ equity
Current liabilities
Trade payables	228	65
Short-term debt	600	438
Current portion of long-term debt	705	490
Unrealized loss from cross-currency interest rate swaps	35	97
Payroll, profit sharing and related charges	54	23
Taxes on income and other taxes	23	5
Payable for acquisition of Aracruz	1,193	—
Other	33	34

	2,871	1,152

Non-current liabilities
Long-term debt	4,917	1,159
Payable for acquisition of Aracruz	715	—
Deferred income tax	971	204
Accrued liabilities for legal proceedings	444	161
Post-retirement benefits	35	26
Other	60	3

	7,142	1,553

Commitments and contingencies (Note 18)

Shareholders’ equity
Preferred shares, no par value, 280,000,000 (2008 - 280,000,000) shares authorized, 244,347,953 (2008 - 95,658,964) shares issued and outstanding	2,779	953
Common shares, no par value, 420,000,000 (2008 - 140,000,000) shares authorized, 167,807,715 (2008 - 105,702,452) shares issued and outstanding	1,053	1,053
Additional paid-in capital	13	35
Appropriated retained earnings	110	110
Unappropriated retained earnings	1,783	1,215
Accumulated other comprehensive income (deficit)
Cumulative translation adjustments	117	(847)
Post-retirement benefits	6	6

Equity attributable to shareholders of the Company	5,861	2,525
Equity attributable to noncontrolling interest	398	—

	6,259	2,525

Total liabilities and shareholders’ equity	16,272	5,230

The accompanying notes are an integral part of the condensed consolidated interim financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim

Statements of Operations

In millions of U.S. dollars, except number of shares

	Three-month period ended June 30		Six-month period ended June 30
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net operating revenue

Export sales	552	194	1,039	365
Domestic sales (net of sales taxes - three months to June 2009 - US$ 77, 2008 - US$ 63; six months to June 2009 - US$ 142, 2008 - US$ 110)	149	183	278	352

	701	377	1,317	717

Operating costs and expenses, net
Cost of sales	594	247	1,104	471
Selling and marketing	68	43	116	79
General and administrative	28	18	61	34
Gain on remeasurement of original investment in Aracruz (Note 4(d))	—	—	(514)	—
Other operating expenses (income), net	(14)	5	(1)	7

	676	313	766	591

Operating income	25	64	551	126

Non-operating income (expense)
Financial income	468	53	641	99
Financial expenses	(336)	(118)	(572)	(156)
Foreign exchange gain (loss) and realized and unrealized gain (loss) on swaps, net	504	131	503	132

	636	66	572	75

Income before taxes on income and equity in affiliates	661	130	1,123	201

Income tax expense, net
Current	(1)	(8)	(3)	(14)
Deferred	(216)	(13)	(400)	(12)

	(217)	(21)	(403)	(26)

Income before equity in earnings (losses) of affiliates	444	109	720	175

Equity in earnings (losses) of affiliates	(5)	12	7	34

Consolidated net income	439	121	727	209

Less - net income attributable to noncontrolling interest	(168)	—	(159)	—

Net income attributable to shareholders of the Company	271	121	568	209

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim

Statements of Operations

In millions of U.S. dollars, except number of shares	(continued	)

	Three-month period ended June 30		Six-month period ended June 30
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income applicable to preferred shares	153	60	305	104
Net income applicable to common shares	118	61	263	105

Net income	271	121	568	209

Basic and diluted earnings attributable to shareholders of the Company - in U.S. dollars
Per preferred share or ADS	1.01	0.63	2.47	1.09
Per common share	0.92	0.57	2.24	0.99

Weighted average number of shares outstanding - thousands
Preferred or ADS	151,830	96,920	123,745	96,920
Common	129,164	105,702	117,433	105,702

The accompanying notes are an integral part of the condensed consolidated interim financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim

Statements of Cash Flows

In millions of U.S. dollars

	Three-month period ended June 30		Six-month period ended June 30
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Consolidated net income before noncontrolling interest	439	121	727	209
Adjustments to reconcile net income to cash from operating activities
Depreciation, amortization and depletion	142	43	250	83
Loss on disposal of property, plant and equipment	—	3	—	5
Gain on remeasurement of original investment in Aracruz (Note 4(d))	—	—	(514)	—
Interest attributable to capital and dividends received	—	18	—	22
Foreign exchange and gain on swaps, net	(467)	(131)	(494)	(132)
Unrealized loss on trading securities	(11)	—	(9)	—
Equity in (earnings) losses of affiliates	5	(12)	(7)	(34)
Deferred income tax	216	13	400	12
Others	(14)	88	(14)	88
Decrease (increase) in assets
Trade accounts receivable	(36)	(10)	(34)	(6)
Inventories	—	(39)	30	(48)
Other assets	26	(37)	162	(49)
Increase (decrease) in liabilities	27	28	(34)	10

Cash provided by operating activities	327	85	463	160

Cash flows from investing activities
Trading securities, net	10	—	(21)	—
Installments paid for acquisition of Aracruz (net of cash received of US$ 60)	(229)	—	(381)	—
Purchase of held-to-maturity investment	(79)	—	(79)	—
Available for sale securities
Purchase	—	—	—	(7)
Proceeds from sale and maturities	5	78	5	78
Acquisition of property, plant and equipment	(190)	(137)	(417)	(232)

Cash used in investing activities	(483)	(59)	(893)	(161)

Cash flows from financing activities
Borrowings
Short term debt	511	325	852	491
Long-term debt	—	50	—	50
Related parties	4	—	4	—
Repayments
Short term debt	(489)	(10)	(719)	(176)
Long-term debt	—	—	—	(30)
Related parties	(17)	(11)	(32)	(23)
Derivative instruments settled	(27)	—	(49)	—

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim

Statements of Cash Flows

In millions of U.S. dollars	(continued	)

	Three-month period ended June 30		Six-month period ended June 30
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Treasury shares	—	(182)	—	(182)
Capital subscription	290	—	1,307	—
Dividends paid	—	(175)	—	(175)
Withholding tax on interest attributable to capital	—	—	—	(13)

Cash provided by (used in) financing activities	272	(3)	1,363	(58)

Effect of exchange rate changes on cash and cash equivalents	22	(44)	(3)	(40)

Net increase (decrease) in cash and cash equivalents	138	(21)	930	(99)

Cash and cash equivalents	1,072	487	280	565

Cash and cash equivalents at end of period	1,210	466	1,210	466

Supplemental cash flow information
Cash paid during the period for
Interest	61	30	90	50
Income tax	—	—	—	1

Supplemental information on non cash transactions
Amount payable for acquisition of Aracruz	53	—	1,908	—
Exchange of shares with BNDESPar for additional acquisition of Aracruz	438	—	438	—
Capital subscription from the Families and the Safra family	81	—	81	—
Income tax due offset by tax credits	—	23	—	33

The accompanying notes are an integral part of the condensed consolidated interim financial information.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

1	Operations

(a)	Business

Votorantim Celulose e Papel S.A. and its subsidiaries (the “Company”, “VCP” or “we”) is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in São Paulo.

We produce eucalyptus pulp which we use in our own paper manufacturing facilities and sell the excess in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

In 2009, the shareholders agreed to postpone the Company’s planned project, and initial environmental licensing process, to install a pulp plant in the State of Rio Grande do Sul due to the global economic crisis.

On March 30, 2009 the Company’s new production unit located in the city of Três Lagoas, Mato Grosso do Sul, became operational.

On August 29, 2008 we sold our remaining 40% equity interest in Ahlstrom VCP Indústria de Papéis Especiais S.A. (“Ahlstrom VCP”) for US$ 42 (Note 4(c)).

Our preferred shares are traded on the Brazilian Stock Exchange under the symbol “VCPA4.”

Our American Depositary Shares (“ADS”) are traded on the New York Stock Exchange under the symbol “VCP”. Each ADS represents one of our preferred shares.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

(b)	The Aracruz transaction

In 2001 we acquired a 28% interest in the voting capital and a 12.35% economic interest in Aracruz Celulose S.A. (“Aracruz”), a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquarter in the state of Espírito Santo.

Aracruz produces eucalyptus pulp, which is a high-quality variety of hardwood pulp used by paper manufacturers to produce a wide range of products, including premium tissue, printing and writing papers, liquid packaging board and specialty papers.

On January 21, 2009 the Company acquired 28% of the voting capital (12.35% of the total capital) of Aracruz upon the purchase of Arapar S.A. (“Arapar”) and São Teófilo Representação e Particapações S.A. (“São Teófilo”), which were owned by members of the Lorentzen, Moreira Salles and Almeida Braga families (the “Families”). Under the purchase agreement for these shares, the purchase price is payable in six semi-annual installments, free of interest or indexation adjustments. The interest has been imputed based on a 130% of the Brazilian Interbank Deposit Certificate (“CDI”). The first installment of R$ 500 million (equivalent to US$ 212) was paid on that date (Note 14).

On March 5, 2009, Messrs. Joseph Yacoub Safra and Moises Yacoub Safra (the “Safra” family) waived its right-of-first refusal in relation to VCP’s proposal to acquire Aracruz shares from the Families and announced its intention to exercise its tag along right. Upon exercise of such tag along rights, VCP acquired the interest held in Aracruz by the Safra family and, at the closing date of April 29, 2009, owned 84% of the voting capital of Aracruz (37.05% of the total capital). The nominal amount of the total transaction was R$ 5,420 million (equivalent to US$ 2,302, at the January 21, 2009 exchange rate) and its present value at January 21, 2009 was approximately R$ 4,700 million (equivalent to US$ 1,996 at the January 21, 2009 exchange rate). As consequence of these transactions and actions that have occurred subsequently to June 30, 2009, VCP acquired substantially all of the remaining voting capital of Aracruz and has approved the conversion of its preferred shares to common shares and the exchange of Aracruz’s preferred shares for VCP’s common shares (Notes 4(d) and 24).

At June 30, 2009 we held 96.49% of the voting capital of Aracruz and a 42.56% economic interest.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

2	Condensed Significant Accounting Policies

(a)	Basis of presentation and translation

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The condensed consolidated financial information as at and for the three-month and six-month periods ended June 30, 2009 and 2008 is unaudited. This condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our condensed consolidated financial position, results of operations and cash flows for the interim periods presented.

Our results for the three-month and six-month periods ended June 30, 2009 are not necessarily indicative of the results to be reported by us for the entire year ending December 31, 2009.

Our balance sheet at December 31, 2008 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for presentation of complete financial statements.

The accounting policies adopted in preparing this unaudited interim financial information are consistent with those used by us in the preparation of our audited financial statements for the year ended December 31, 2008. The unaudited condensed consolidated interim financial information should be read in conjunction with our financial statements and of those of Aracruz prepared for the year ended December 31, 2008.

(b)	Consolidation

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries.

The financial position and results of Aracruz’s operations are consolidated from January 21, 2009 and the VCP consolidated financial information for the three and six-month periods ended June 30, 2009 demonstrates the indebtedness incurred to acquire the Families and the Safra family interests including goodwill, assets acquired, liabilities assumed and the noncontrolling interest of Aracruz’s remaining common and non-voting preferred shareholders stated at fair value as determined by Statement of Financial Accounting Standards (“SFAS”) no.141 (revised 2007), “Business Combination” (“SFAS 141R”). Accordingly, the financial information as of and for the three and six-month periods ended June 30, 2009 is not comparable with December 31, 2008 or with the three and six-month periods ended June 30, 2008, respectively.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

VCP’s other significant subsidiaries all of which are wholly owned are the following: Normus Emprendimentos e Participações Ltda. (“Normus”), Newark Financial Inc. (“Newark”), VCP North America Inc., VCP Trading N.V., VCP Overseas Holding KFT, VCP-MS Celulose Sul Mato-Grossense Ltda. (“VCP-MS”) which was acquired through the exchange of assets (Note 4(b)) and from January 2009, following the acquisition of the additional interest in Aracruz, Arapar and São Teófilo (which hold a 6.03% and 6.32% economic interest in Aracruz) (Note 4(d)).

Aracruz’s more significant subsidiaries all of which (unless otherwise stated) are wholly owned are the following: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel - Terminal Especializado de Barra do Riacho S.A. (“Portocel”), (51% owned), Mucuri Agroflorestal S.A., Riocell Limited, Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda. and Aracruz Trading International Commercial and Servicing Limited Liability Company, the Private Investments Funds Pulp and Lyptus, and Aracruz Riograndense Ltda. (the latter is presented as Assets held for sale).

All significant intercompany accounts and transactions, unrealized profits and intra-group profit distributions have been eliminated on consolidation.

(c)	Investments in affiliated companies and other investments

The Company uses the equity method of accounting for its long-term investments.

We own 50% of the voting and total shares of Asapir Produção Florestal e Comércio Ltda. (“Asapir”) and VOTO - Votorantim Overseas Trading Operations IV Limited. (“VOTO IV”). From September 2007, we also own 40% of the voting and total shares of Ahlstrom VCP, which was sold at August 29, 2008 (Note 4(c)).

Our 12.35% equity interest (28% of the voting capital) in Aracruz was accounted for by the equity method through December 31, 2008. As a result of VCP’s acquisition of an additional 30.21% of the total capital (70.23% of the voting capital) during the first and second quarters of 2009 we obtained management and operating control of Aracruz and held 42.56% of its total capital and 96.49% of the voting capital at June 30, 2009 (Notes 1, 4(d) and 24).

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

Aracruz’s, which was consolidated by us beginning in 2009, owns a 50% interest in the voting capital of Veracel Celulose S.A. (“Veracel”) and has the ability to exercise significant influence over operating and financial policies of the investee, and for its long-term investment in Aracruz Produtos de Madeira S.A. (“APM”) in which it owns 33.3% of the investee’s voting capital and also has the ability to exercise significant influence over operating and financial policies. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends.

The Company accounts for its investment securities that have a quoted market price (other than those accounted for under the equity method) in accordance with SFAS no. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

(d)	Conversion and translation of financial statements

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real - R$), which is our functional currency, in accordance with the criteria set forth in - SFAS no. 52, “Foreign Currency Translation”. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (June 30, 2009 - R$ 1.9516: US$ 1.00; December 31, 2008 - R$ 2.3370: US$ 1.00), and all accounts in the interim statement of operations and cash flows at the average rates of exchange in effect during the period (June 30, 2009 - R$ 2.1947: US$ 1.00; June 30, 2008 - R$ 1.6971: US$ 1.00). The translation adjustments are made directly to the Cumulative Translation Adjustment - CTA account in shareholders’ equity.

(e)	Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

(f)	Recoverability of our long-lived assets and goodwill

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable largely

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

independent future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS no. 144 “Accounting for the impairment or disposal of long-lived assets”.

The Company evaluates the carrying value of goodwill annually and more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (i) a significant adverse change in legal factors or in business climate, (ii) unanticipated competition, or (iii) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first compares the fair value of each reporting unit to its carrying value, including goodwill. Then, should this not be the case, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flow approach. If the carrying amount of the reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

(g)	Depreciation and depletion

We depreciate property, plant and equipment using the straight-line method at rates we consider to be compatible with the useful lives In the case of VCP: principally ten years for furniture and fixtures, five years for vehicles and capitalized software costs and 18 years and three months for machinery and equipment. In the case of Aracruz: principally an average of 25 years for buildings, ten years for improvements and installations, and four to 25 years for machinery and equipment and other assets.

Depletion of forests is computed using the units-of-production method, based on the volume of timber harvested in each period and capitalized costs are expensed at the time of each harvest. Costs related to the start-up of new facilities and re-structuring charges are expensed as incurred.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

(h)	Share-based Employee Compensation

Aracruz accounts for share-based employee compensation in accordance with SFAS no. 123R, “Share-based Payment”. SFAS 123R requires all share-based payments to employees, including share-based cash settlements for variable remuneration, to be recognized in the financial statements as compensation cost over the service period based on their fair value on the date of grant. Compensation cost is recognized over the service period on a straight-line basis for the fair value of awards that actually vest.

(i)	Held-to-maturity investment

We consider debt securities as held-to-maturity when we intend and have the ability to hold the securities to maturity. Held-to-maturity securities are carried at cost plus accrued income with is included in financial income in the statement of operations.

3	Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) recently issued a number of Statements of Financial Accounting Standards and interpretations; the standards and interpretations described below have not had or are not expected to have a material impact on the financial position and results of operations of the Company.

(a)	Accounting pronouncements adopted

In December 2007, the FASB issued SFAS no. 141 (revised 2007), “Business Combination”, which replaces SFAS no. 141, Business Combinations. This statement retains the fundamental requirements in SFAS no. 141 that the acquisition method of accounting (which SFAS no. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS no. 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This statement’s scope is broader than that of SFAS no. 141, which applied only to business combinations in which control was obtained by transferring consideration.

The result of applying this statements guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

information than will result from applying this statement. In addition, this statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this statement improves the comparability of the information about business combinations provided in financial reports. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has applied this pronouncement on a prospective basis for each new business combination effective January 1, 2009 pursuant to the aforementioned application timetable.

In December 2007, the FASB issued SFAS no. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB no. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related SFAS no. 141(R). The Company has applied this Statement prospectively as of January 1, 2009, except for the presentation and disclosure requirements. The presentation and disclosure requirements have been applied retrospectively for all periods presented.

In March 2008, the FASB issued SFAS no. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company adopted this statement effective January 1, 2009 (Note 16).

In May 2009, the FASB issued SFAS no. 165, “Subsequent Events”. The objective of this Statement is to establish principles and requirements for subsequent events. In particular, this Statement sets forth: (i) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements (ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. The Company adopted this statement effective June 30, 2009. This financial information was issued at October 23, 2009.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

(b)	Accounting pronouncements not yet adopted

In June 2009, the FASB issued SFAS no. 166, “Accounting for Transfers of Financial Assets”. The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This statement amends FASB Statement no. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This statement must be applied to transfers occurring on or after the effective date. The Company is currently assessing the impact of this statement on its consolidated financial statements.

In June 2009, the FASB issued SFAS no. 167, “Amendments to FASB Interpretation No. 46”. The objective of this statement is to amend certain requirements of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently assessing the impact of this statement on its consolidated financial statements.

4	Significant Transactions

(a)	The Ripasa transaction

(i)	Acquisition of Ripasa

On November 10, 2004 we signed an agreement to acquire an interest in Ripasa S.A. Celulose e Papel (“Ripasa”) with its principal shareholder group through a venture we formed with Suzano Bahia Sul Papel e Celulose S.A. (“Suzano”). On June 30, 2005 VCP and Suzano each contributed US$ 275 as capital and formed Ripasa Participações S.A. (“Ripar”) in

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

exchange for equal shareholder rights and responsibilities in that entity, including direct and indirect control in the capital of Ripasa. Ripar then acquired 77.59% of the common shares and additional preferred shares that, in the aggregate, totaled 46.06% of the total capital stock of Ripasa for the Reais equivalent, at that date, of US$ 550.

Pursuant to the November 10, 2004 agreement, VCP and Suzano also had a call option to acquire from the former principal shareholder of Ripasa (formerly ZDZ Participações e Administração S.A., now CMT Empreendimentos e Administração S.A. or “CMT”) additional common shares representing 22.41% of the voting common shares and additional preferred shares that, in the aggregate, totaled 13.45% of the total capital of Ripasa.

As a result of the completion of a corporate restructuring (item (ii) below), the aforementioned put and call option agreements were modified to substitute the Ripasa shares for shares of VCP and Suzano since the former Ripasa minority shareholders had exchanged their shares of Ripasa for shares of VCP and Suzano. Accordingly, CMT had a put option that would require VCP to acquire 3,124,139 of its own non-voting preferred shares during a five-year period ending March 31, 2010 and VCP has a call option to acquire these same shares from CMT during a twelve-month period beginning March 31, 2010 under the same terms, values and preceding conditions as the original call option agreement for the Reais equivalent of US$ 80 plus Brazilian market rate interest beginning from March 31, 2005. The corresponding put option held by the former principal shareholding group has the same term, values and preceding conditions and expiration date as in the original put agreement, only the underlying security had been substituted.

On August 10, 2007, CADE, the Brazilian federal government anti-trust authority, approved the Ripasa acquisition.

On March 3, 2008, CMT announced its intention to exercise its put option related to 2,784,091 preferred shares of VCP. Pursuant to the exercise of such option by CMT, VCP and Suzano had to acquire shares of their own capital, to be kept in treasury.

On May 26, 2008, VCP and Suzano presented a Reconsideration Request to the CVM whereby the companies proposed to acquire the shares at market price. To avoid possible challenge due to breach of contract, the parties also informed the CVM about a transaction with CMT regarding the portion of the amount originally agreed upon under the Option of Purchase and Sale Agreement that exceeded the market price of the shares which would be acquired under the contractual terms.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

On June 5, 2008, the CVM Board authorized the acquisition of the shares contemplated in the Option of Purchase and Sale Agreement at their then current market value without specific reference to the payment of the amount under the transaction. On June 10, 2008, VCP and Suzano each acquired its own shares from CMT at the then current market value of the shares for US$ 94, which was recorded directly in shareholders’ equity, under Treasury shares and as Additional paid-in capital, and executed an extra-judicial agreement with CMT, for the payment of US$ 88, recorded under Financial expenses, in consideration for CMT’s waiver for any rights against VCP in regards to the acquisition of the above mentioned shares and the Option Agreement. The payment of the above mentioned amounts concluded the transfer of the aforementioned shares and the transaction, with mutual acquittal of the parties in regards to the exercise of the put option in regards to such shares.

On July 14, 2008 VCP retired the 2,784,091 preferred shares which were held in treasury thereby reducing the corresponding amounts in Additional paid-in capital and Treasury shares by charging Retained earnings.

There are 340,048 outstanding preferred shares that remain under the Option of Purchase and Sale Agreement, encumbered and unavailable for the exercise of the option thereunder. At December 31, 2008, their contractually stipulated acquisition cost would be the reais equivalent of US$ 17. However, until such time as the restrictions on sale of these shares by CMT are lifted (item (iii) below), the Company believes the fair value of its obligation to meet the put option is insignificant. Accordingly, no liability has been recorded in VCP’s financial statements with respect to the option related to these shares.

(ii)	Disposition of non-core assets

VCP and Suzano jointly determined that Ripasa’s core business is the Americana pulp and paper mill and all other non-core assets should be disposed. During 2007, non-core asset were sold.

During August 2008, the remaining unsold assets, which have a book value of US$ 29 at September 30, 2008, were segregated by Ripasa and contributed as the initial capital of Asapir, a newly incorporated Brazilian company. VCP has a 50% equity interest in this subsidiary.

(iii)	The Ripasa Consortium - Conpacel

VCP participates in a cost and production sharing venture with Suzano which operates a pulp and paper plant in Americana, São Paulo. Under the various agreements, the members have undivided interests in assets, liabilities and operations of the venture.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

On May 12, 2008, Brazilian tax authorities approved the transformation of Ripasa into a production unit operating as a Consortium (an unincorporated joint-venture in which each party has an undivided interest) of VCP and Suzano. Conpacel began its operations on September 1, 2008. VCP and Suzano each own 50% of the net assets of Conpacel. VCP is entitled to 50% of the Consortium’s production beginning September 1, 2008.

Brazilian law specifies that such consortium contracts do not constitute legal entities. Each of the legal entities party to a consortium contract is responsible only for its contractually defined obligations. The bankruptcy of one of the legal entities does not impact the legal obligations and rights of the other parties, the debts and assets of the bankrupt entity relate only to that entity according to contractual conditions.

The Consortium contract defines the obligations and responsibilities of each party; the rights to revenues, management of operations and accounting. The Consortium term is for 30 years unless wound-up through deliberation of the parties, bankruptcy or settlement.

Each party has 50% of the specific assets, liabilities and costs, and each legal entity is obligated to make payments based on the Consortium agreement. The payments made by VCP and Suzano, as well as the budget for capital expenditures, are defined by the independent General Manager. VCP and Suzano agree to make payments in accordance with the decisions of the independent General Manager.

As no separate legal entity exists, there is no consolidation of a separate entity. As per EITF 00-01 “Applicability of the Pro-Rata Method of Consolidation to Investments in Certain Partnerships and Other Unincorporated Joint Ventures”, VCP accounts for its rights and obligations according to its undivided interest as defined in the Consortium agreement, and records them as part of VCP’s operations according to their nature.

The carrying value of 50% of Conpacel’s net assets at August 31, 2008 which represents the undivided interest of VCP is demonstrated below:

Assets
Current assets	43
Non-current assets
Property, plant and equipment at cost	596
Other non-current assets	38
Liabilities
Current liabilities	(59)
Non-current liabilities	(177)

Net assets	441

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

(b)	Asset exchange

On September 19, 2006, VCP entered into an Exchange Agreement with International Paper to exchange industrial and forestry assets between the two entities. As a consequence, VCP transferred to International Paper its pulp and paper plant located in Luiz Antonio (state of São Paulo) and the plant’s related timberlands. International Paper in turn, transferred to VCP assets used for the production of eucalyptus pulp, including: land, forests, and all rights related to an eucalyptus pulp mill development and construction project with a fair value of US$ 1,150, located in Três Lagoas (state of Mato Grosso do Sul). The assets received by VCP are held by its wholly-owned subsidiary VCP-MS. The Três Lagoas project became operational on March 30, 2009.

International Paper also transferred to VCP-MS US$ 1,200 in cash which was placed, pursuant to VCP-MS instructions, in trust to restrict its use only in the construction of the turnkey pulp mill. Pursuant an amendment to the agreement all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction.

Although this transaction is still subject to the approval by the Brazilian antitrust authorities, the review process is considered by management to be merely perfunctory by nature and authorizations are expected to be obtained without significant restrictions.

(c)	Ahlstrom VCP

The Ahlstrom VCP venture, produced specialty papers in the Jacareí mill primarily for labeling applications and flexible packaging markets.

Ahlstrom Louveira Ltda., a Brazilian subsidiary of Ahlstrom, held an initial 60% interest and VCP held the remaining 40% interest, during the period from September 3, 2007 through August 29, 2008. The initial 2007 transaction involved an investment by Ahlstrom of US$ 119 and generated a non-taxable capital gain of US$ 48 and a gain on sale of investment of US$ 15, net of tax of US$ 8, recorded in non-operating income. The remaining 40% interest of VCP was sold to Ahlstrom in August, 29, 2008 for US$ 42 in a single transaction.

(d)	Acquisition of shares of Aracruz

(i)	Acquisition of control of Aracruz

On January 21, 2009 the Company effectively acquired 28% of the voting capital of Aracruz (12.35% of the total capital) through the purchase of the Families’ interest in Aracruz. This acquisition, when combined with the Company’s previous acquisition in 2002 of 28% interest in the Aracruz voting capital (12.35% of the total capital), resulted in VCP obtaining control of Aracruz and began consolidating the financial position and results of Aracruz’s operations.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

(ii)	Acquisition of additional 28% of the common shares of Aracruz

On March 5, 2009 the Company executed an irrevocable and binding agreement to acquire an additional 28% of the voting capital (12.35% of the total capital) of Aracruz following the waiver of the Safra family’s right-of-first refusal to acquire the shares which were object of VCP’s January 21, 2009 proposal and upon giving notice of its intention to exercise its tag along rights and sale of its interest to VCP.

On April 30, 2009 the transaction was completed with the Safra family and the first installment was paid in the amount of R$ 500 million (equivalent to US$ 229). The remaining installments based on the same terms and conditions agreed upon the sale by the Families, with the exception of the second installment, whose maturity was postponed from July 2009 to October 2010 by mutual agreement of the parties. As a result, this installment will bear interest of 105% of CDI from its original due date until its maturity date.

(iii)	Ownership of 84% of the common shares of Aracruz

As a result of transactions (i) and (ii) the Company increased its percentage ownership in the voting capital of Aracruz from 28% to 84% (12.35% to 37.05% of the total capital) at June 30, 2009 though had effectively established management control and economic interest as of January 21, 2009.

(iv)	Financing the acquisition

At an Extraordinary General Meeting on February 6, 2009, the shareholders approved the issue of 62,105,263 common shares and up to 161,789,474 preferred shares at a unit price of R$ 19.00 per share, via a private subscription, for a capital increase of up to R$ 4,254 million (equivalent of US$ 1,877 at the exchange rate of February 6, 2009). The capital increase occurred at various dates as described below:

Pursuant to the deliberations at the February 6, 2009 Extraordinary General Meeting, the capital increases ((i) and (ii) below) were made on April 29, 2009 and (iii) through (v) were ratified on May 27, 2009 at an Extraordinary General Meeting on that date called specifically for this purpose:

(i)	the Safra family subscribed 4,537,335 preferred shares for R$ 86 million (equivalent of US$ 40 at the April 29, 2009 exchange rate);

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

(ii)	the Families subscribed 4,763,249 preferred shares for R$ 91 million (equivalent of US$ 41 at the April 29, 2009 exchange rate);

(iii)	Votorantim Investimentos Industriais S.A. (“VID”), shareholder, exercised its pre-emptive right to subscribed 62,105,263 common shares with a total value of R$ 1,180 million (equivalent of US$ 255 at the January 21, 2009 and US$ 255 at the March 27, 2009 exchange rates);

(iv)	BNDESPar, holder of 56,880,857 common shares of Aracruz, subscribed 43,588,699 preferred shares of VCP, utilizing its 12.49% common shares of Aracruz (or 5.51% of its total capital) for a total amount of R$ 864 million (equivalent of US$ 438 at the May 29, 2009 exchange rate); and

(v)	BNDESPar will guarantee the subscription and payment of up to 95,789,517 preferred shares and or the unsubscribed preferred shares of VCP up to R$ 1,820 million (equivalent of US$ 507 at the March 30, 2009 and US$ 290 at the April 29, 2009 exchange rates), requiring VID to transfer to BNDESPar, the preemptive right to subscribe to these preferred shares that remain after the subscription.

As a result of the last two transactions VCP became the owner of 96.49% of Aracruz’s common shares (42.56% of total capital) at June 30, 2009.

(v)	Approval to convert VCP’s preferred shares to common shares.

On May 30, 2009, the Board of Directors approved the conversion of VCP’s preferred shares into common shares using the ratio of one preferred share is equal to 0.91 common share.

Preferred shareholders that did not wish to participate in the conversion could redeem their shares prior to July 2, 2009. Shareholders of 36,670 shares chose not to covert their holdings into common shares of VCP. These shares were purchased by VCP for R$ 756 thousand (equivalent to US$ 0.4 at July 17, 2009, date of the share purchase) and will be maintained as treasury stock and upon their mandatory conversion into common shares will either be cancelled or held in treasury.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

(vi)	Assets acquired, liabilities assumed and allocation of goodwill.

Under SFAS 141R once control is obtained the Company is required to re-measure previously held equity interests to fair value, and record the gain or loss directly to statement of operations. The gain recognized as a result of remeasuring to fair value our original 12.35% economic interest in Aracruz was recorded in Operating income (expenses), net as summarized below:

The original Aracruz common shares - in thousand	127,506
Quoted price at January 21, 2009 (R$ 12.65 equivalent to US$ 5.45)	5.45

Fair value of our initial investment in Aracruz	695

Less carrying amount
Investment balance	(116)
Goodwill balance	(19)
Tax effect on impairment provision of Aracruz investment	(46)

Pre-tax gain	514

The following table summarizes the consideration to be paid for Aracruz and the preliminary allocation of the assets acquired and liabilities assumed recognized at the acquisition date, the fair value at the acquisition date of the noncontrolling interest in Aracruz and the determination of goodwill:

At January 21, 2009
Purchase price consideration
Present value of the amount to be paid for the Families and the Safra family (US$ 1,000 plus US$ 991, respectively)	1,991
Fair value of our original investment in Aracruz	695

Total purchase price consideration	2,686

Acquisition-related costs (included in general and administrative expenses included in statement of operations for the six-month period ended June 30, 2009)	12

Identifiable assets acquired and liabilities assumed
Shot-term financial assets	426
Inventory	270
Property, plant and equipment	3,726
Identified intangible assets	331
Other assets	1,809
Financial liabilities	(3,886)
Liability arising from contingencies	(17)
Deferred tax liability on step up of net assets	(573)
Other liabilities	(452)

Total shareholders’ equity - 100%	1,634

Fair value of the noncontrolling interest in Aracruz	(874)
Goodwill	1,926

Total purchase price consideration	2,686

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

The fair market values were determined by management supported by reports of independent financial advisors.

In subsequent periods, but within twelve months, the financial statements for the six-month period ended June 30, 2009 may be adjusted to include the effect of measurement period adjustment, if any. The goodwill and the provision for contingencies may be adjusted to reflect issues currently under analysis by the Company as if the adjustment had been recorded on the acquisition date.

The goodwill of US$ 1,926 was assigned to the Aracruz’s pulp segment. The deferred tax effects do not contemplate the possible effects of the tax deductibility of goodwill for Brazilian income tax purposes (R$ 3,314 million equivalent to US$ 1,408 at January 21, 2009 exchange rate) which may be available once certain corporate restructuring activities have been concluded.

The following table sets forth the components of the identified intangibles assets acquired with finite lives, which are being amortized over their estimated useful lives on a straight-line basis with no residual value:

	Useful lives	Fair value
Database	Ten years	195
Patents	Six years and three months	55
Chemical supplier relationship	16 years	71
Others supplier relationship	Four years and five months	12

		333

The fair value of identified intangible assets acquired was determined using the income approach, which discounted expected future cash flows to present value. The cash flows were discounted at a rate of 8.55% p.a.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

The fair value of the noncontrolling interest in Aracruz was determined by applying the market approach, based on the quoted price at January 21, 2009. The acquisition of noncontrolling interests in the future will be recorded based on fair values against the Additional paid in capital, if appropriate.

The following summarizes the unaudited financial information related to the pro forma net operating revenue and loss of the combined entity assuming the acquisition of Aracruz had occurred on January 1, 2008, the investment was accounted for on a consolidated basis and amortization of finite intangible assets had been effected:

	Net operating revenue	Loss before noncontrolling interest
	(Unaudited)	(Unaudited)
Pro forma from January 1, 2008 through December 31, 2008 of the combined entity	2,988	(1,595)

The unaudited pro forma combined results of operations may not be indicative of the actual results that would have been generated had the acquisition occurred at January 1, 2008

5	Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate on adjusted taxable income is 34%.

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period over which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

Analysis of deferred tax balances	June 30, 2009	December 31, 2008
	(Unaudited)
Deferred tax assets
Tax loss carryforwards	400	104
Temporary differences	379	127
Tax effects on impairment of investment in Aracruz	—	46
US GAAP adjustments and others	17	14
Valuation allowance	(253)	—

Total deferred tax assets	543	291

Less - current portion	—	(43)

Total deferred tax assets non-current portion	543	248

Deferred tax liabilities
US GAAP adjustments
Tax effect on set up of Aracruz’s net assets to fair value	(684)	—
Gain on exchange of assets (Note 4(b))	(361)	(293)
Gain on remeasurement of our initial investment in Aracruz (Note 4(d))	(207)	—
Temporary differences	(118)	—
Tax effect on exchange variation payable on cash basis	(74)	—
Tax effect on fair value of asset exchange (Note 4(b))	(64)	(63)
Other	(6)	(96)

Total deferred tax liabilities	(1,514)	(452)

Net deferred tax assets (liabilities) non-current portion	(971)	(204)

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

Net deferred income tax assets include Brazilian net operating losses, which have no expiration dates, and are available for offset against future taxable income. Brazilian carryforward losses are available to offset up to 30% of annual income before tax in any year, as determined in accordance with the Brazilian Corporation Law. Tax losses are not inflation-indexed. The change in the valuation allowance recorded against the deferred tax asset arising from temporary difference that just will be realized when the Company generates gains on derivative transactions is as follows:

(Unaudited)
At beginning of the period	—

Valuation allowance recognized upon acquisition of Aracruz	213
Exchange variation for the period	40

At June 30, 2009	253

6	Held-to-maturity Investments

	June 30, 2009	December 31, 2008
	(Unaudited)
Denominated in reais
Bank Deposit Receipts	79	—

Less - current portion	(24)	—

Non-current portion	55	—

The Company contracted US$ 24 with a short-term fixed rate of 9.25% p.a., equivalent to 101.2% of CDI, US$ 23 with a long-term fixed rate of 9.62% p.a., maturing in July 2010, equivalent to 102.2% of CDI and US$ 32 at a long-term fixed rate of 10.20% p.a. maturing in January and in July 2011.

This investment was made to guarantee the payment of the debt related to the acquisition of the additional common shares of Aracruz that was concluded at July 17, 2009 (Note 24(c)).

7	Trade Accounts Receivable

	June 30, 2009	December 31, 2008
	(Unaudited)
Export receivables, denominated in U.S. dollars	316	67
Domestic receivables	188	90
Allowance for doubtful accounts	(16)	(6)

	488	151

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

8	Inventories

	June 30, 2009	December 31, 2008
	(Unaudited)
Finished products	246	89
Work in process	15	14
Raw materials and supplies	210	83
Imports in transit and other	3	7

	474	193

9	Property, Plant and Equipment

	June 30, 2009	December 31, 2008
	(Unaudited)
Land	1,459	464
Buildings	850	183
Machinery, equipment and installations	6,794	1,494
Forests	2,046	738
Other	450	277

Construction in progress
VCP-MS (Note 4(b))	713	1,396

	12,312	4,552

Accumulated depreciation and depletion	(2,998)	(686)

	9,314	3,866

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

10	Investment in Affiliates

	June 30, 2009	December 31, 2008
	(Unaudited)
Veracel	577	—
Asapir	14	11
VOTO IV	11	11
APM	8	—
Aracruz	—	116

	610	138

11	Goodwill

	June 30, 2009	December 31, 2008
	(Unaudited)
Aracruz	2,323	19
Ripasa	158	132

	2,481	151

12	Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 6.5% at June 30, 2009 and 6.06% at December 31, 2008. Historically, we have not incurred significant losses in connection with such recourse provisions.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

13	Long-term Debt

	Interest rate June 30, 2009 - %	June 30, 2009	December 31, 2008
		(Unaudited)
Third parties
In U.S. dollars
Export credits (prepayment)	LIBOR + 0.6 to 3.5	2,722	1,065
Derivatives	LIBOR + 1	1,323	—
ACC/ACE		118	—
Fixed rate notes	VC or 72 CDI	61	50
Leasing agreements	4.16	24	16
Import notes	4.00	8	8

In Reais
Derivatives	12.68	772	—
Export credit notes	94 to 100 of CDI	235	113
Leasing agreements	100 of CDI + 1	25	22
Agricultural loans		6	—

Total third parties		5,294	1,274

Related parties
In U.S. dollars
VOTO III loan	7.75	50	54
VOTO IV loan	7.88	201	201

In Reais
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES
TJLP	TJLP + 1,8 to 4.5	600	102
UMBNDES	UMBNDES +1.4 to 3.9	77	18

Total related parties		928	375

Total debt		6,222	1,649

Less - current portion		(1,305)	(490)

Long-term portion		4,917	1,159

•	London Interbank Offered Rate - LIBOR at June 30, 2009 was 1.25% p.a. (2008 - 1.75%).

•	TJLP (“Taxa de juros de longo prazo”), a long-term interest rate fixed quarterly by the Brazilian Central Bank was 6.0% p.a. at June 30, 2009 (2008 - 6.50%).

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

•	The UMBNDES is a weighted average exchange variation on basket of currencies, predominantly U.S. dollars, held by BNDES.

•	The CDI rate as of March 31, 2009 was 12.33%.

(a)	Export credit notes (prepayment)

VCP

In September 2008, VCP recorded its 50% share of the Consortium loans which at September 30, 2008 totaled US$ 83 comprising contracts for export prepayment (US$ 73) and import financing (US$ 10) which mature in 2012. At June 30, 2009 the outstanding amount was US$ 55.

In May 2008, VCP signed an export prepayment contract with Nordea Bank AB for the aggregate amount US$ 50 at LIBOR plus 0.68% p.a. Payments are due through 2012 in installments to match export shipments. The financings are guaranteed by export contracts.

In April 2008 VCP signed a bridge loan with ABN AMRO Bank NA in an aggregate amount of US$ 200 at LIBOR plus 2% p.a. The financing matured on September 26, 2008, and was guaranteed by a security interest in financial assets. The maturity date was renegotiated and deferred to March 24, 2010, indexed at LIBOR plus 5%.

In June 2007 we signed an Export Prepayment contract with Banco Bilbao Vizcaya Argentaria for US$ 100 at LIBOR plus 0.38% p.a. Payments are due through 2015 in installments to match export shipments. The financings are guaranteed by export contracts.

In September 2006 we signed an Export Prepayment Facility Agreement with a pool of banks (ABN Amro Bank, Banco Santander Central Hispano and Banco Bradesco) in an aggregate amount of US$ 550 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financings are guaranteed by export contracts. The proceeds of the Agreement were used to prepay various then outstanding Export Prepayment loans.

In July 2006, our wholly-owned subsidiary VCP Overseas Holding KFT, signed an Export Prepayment Agreement with a syndicate of banks in an aggregate amount of US$ 375 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financings are guaranteed by export contracts. The proceeds were used to purchase from the lender and convert into an inter-company loan various outstanding Export Prepayment loans.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

Aracruz

In May 2006, Portocel entered into an export credit note transaction in the amount of R$ 104 million (US$ 50) in order to expand its port facilities. Interest is due at 100% of the CDI and payable semiannually together with the amortization of principal from June 2008 to December 2013. A CDI x U.S. dollar swap linked to this transaction was also entered into under the same terms for maturity, exchanging the interest rate for exchange rate fluctuations plus 5.985% p.a. The outstanding balance as of June 30, 2009 was US$ 44. The notes are guaranteed by Aracruz and the fair value of providing such guarantee is immaterial.

As of June 30, 2009, the balance of Aracruz’s prepayment transactions was US$ 1,279 with various banks subject to interest ranging from LIBOR + 0.6% to LIBOR + 3.5% p.a. and amortization of principal between June 2009 and December 2017. This balance includes approximately US$ 500 of prepayments transactions contracted with the counterparties of the derivative transactions which positions were unwound in November 2008, the terms of which were modified to be effective upon realization of certain future events subsequent to May 13, 2009.

Under SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings”, the effects of the modification of the terms will be recognized prospectively. This will be done at the effective interest rate which will convert the carrying value of the prepayment transactions as at the modification date into the amounts effectively payable under the modified forms.

(b)	Fixed rate notes

On May 2008, we renewed a foreign exchange denominated financing agreement with UNIBANCO - União de Bancos Brasileiros S.A. for the Reais equivalent of US$ 50 obtained for the working capital purposes, which matures in 2009.

(c)	VOTO III loan

In January 2004, Votorantim Participações S.A. (“VPAR”), our ultimate controlling shareholder formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount issued or US$ 45 for which we are the guarantors.

(d)	VOTO IV loan

On June 24, 2005 VOTO IV, a wholly-owned subsidiary of VPAR, issued US$ 400, 7.75% Fixed Rate Notes due 2020 in the international market, under Rule 144A and Regulation S. VCP is a guarantor of 50% of the debt issued by VOTO IV and in turn received US$ 200 of the proceeds. On September 6, 2005, we acquired a 50% interest in VOTO IV and together with VPAR we are the guarantors for this operation.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

(e)	BNDES

VCP

On October 4, 2007, we signed a new financing agreement for the reais equivalent of US$ 13 for the purpose of financing the construction of the mill in Rio Grande do Sul state. Part of the loan, equivalent to US$ 12, bears interest at TJLP plus 1.8% per annum and the remaining balance is indexed to the UMBNDES plus 3.0% per annum. This financing will mature in 2012.

On May 20, 2005, we signed a financing agreement with BNDES for the reais equivalent of US$ 93 for the purpose of financing acquisition of timberlands. Part of the loan, equivalent to US$ 79, bears interest at TJLP plus 4.5% per annum. The remaining balance is indexed to the UMBNDES plus 4.5% per annum. This financing will mature in July 2015. Amounts drawn down at December 31, 2008 and 2007 were US$ 66 at each year.

We have several other financing agreements outstanding with BNDES primarily related to the acquisition of machinery and equipment. These obligations mature at varying dates through 2015 and bear interest at TJLP plus 3.68% p.a.

During the first semester of 2009, new financing line totaling R$ 673 million was approved and will be indexed by either the TJLP or UMBNDES interest rates. At June 30, 2009, 65% of this financing has been borrowed.

Aracruz

In June 2001, Aracruz signed a financing agreement with the BNDES for US$ 283, with interest accruing in part based on the BNDES basket of currencies plus 3.3% p.a. and in part on the TJLP plus 1.5% to 3.3%, and an amortization period ranging from 2003 to 2009.

In December 2005, Aracruz signed a financing agreement with the BNDES for US$ 60, with interest accruing in part based on the BNDES basket of currencies plus 2.0% to 3.0% p.a. and in part on the TJLP plus 3.5% to 4.5%, and an amortization period from 2007 to 2016.

In November 2006, Aracruz signed a financing agreement with the BNDES for US$ 273 of which US$ 259 was borrowed by Aracruz, with interest accruing in part based on the BNDES basket of currencies plus 1.4% to 2.4% p.a. and in part on the TJLP plus 1.9% to 2.9%, and an amortization period ranging from 2009 to 2016.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

With the exception of the agreement signed in November 2006, the financing granted to Aracruz by the BNDES was guaranteed originally by a mortgage on the industrial plant at Barra do Riacho in the state of Espírito Santo which includes land, buildings, and machinery and equipment installed.

As of June 30, 2009, Aracruz had financings from BNDES, in the total principal amount of US$ 329, with interest accruing in part based on the BNDES basket of currencies plus 1.4% to 3.3% and in part on the TJLP plus 1.8% to 4.5% p.a., and an amortization period ranging from 2009 to 2016.

On February 20, 2009, the BNDES provided Aracruz relief from maintaining the aforementioned financial ratios and released the mortgage related to the agreement signed in 2001 in exchange for mortgages to be established on the industrial mill located in Guaíba and formalization of the same in contractual amendments.

The negotiations initiated with these creditors in October 2008 included amendments to the respective covenants to adapt them to the changed levels of indebtedness. Aracruz had received from all creditors proposals to restructure the terms and conditions of loans, including the adequacy or exemption from compliance with financial covenants. Upon signing the final contract related to refinancing the debt with derivatives transactions (Note 13(g)), the terms of existing covenants on export credit notes (prepayment) also were redefined by the creditor banks to be consistent with Aracruz’s financial capacity, and the breach of financial covenants was remedied. Additionally, on April 14 and June 24, 2009, respectively, Aracruz and BNDES executed public deeds whereby the mortgages in the agreements entered into in 2001 and 2005 were substituted for a mortgages on the industrial unit in the state of Rio Grande do Sul, and a new mortgage in relation to the agreement entered into in 2006 was created on the same industrial unit. The amount of such mortgages is sufficient to meet the BNDES’ real property mortgage requirements for each of the contract.

(f)	Leasing

The Company signed capital leases agreement of US$ 50 with the Bank Société Générale for the acquisition of machinery used for felling and harvesting trees. The first tranche of US$ 3 was released in September 2008 and matures in 2013.

On December 31, 2008, VCP recorded its 50% share of the Consortium pulp machine leasing liabilities that totaled US$ 22 which mature in 2014.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

(g)	Debt derived from losses on derivative transactions

As reported to the market on November 3, 2008, Aracruz advised that it had concluded the unwinding of Target Forward (“TARN”) positions, Swaps with dollar options, and Non-Deliverable Forward - NDF derivative transactions.

Immediately after the unwinding of such derivative transactions, Aracruz started negotiations with the transaction counterparties (“creditor banks”) and on January 19, 2009 informed the market that banks controlling more than 80% of the debt resulting from these transactions had agreed to minimum conditions proposed by Aracruz to restructure maturities and conditions for this debt. On January 23, 2009, holders of 97% of the debt had already manifested their agreement with respect to Aracruz’s proposal; on that date, only one creditor bank which is involved in bankruptcy proceedings in the United States, had still to agree to Aracruz’s proposal since it depended on approval of proposed terms and conditions by the bankruptcy court in New York.

The definitive agreement entered into with the banks on May 13, 2009, confirmed the terms and conditions announced on January 19, 2009, which were as follows:

•	Total amortization period of nine years with a possibility of reduction to seven years depending on the Aracruz’s operating performance and the occurrence of certain liquidity events.

•	Amortization in semiannual installments starting on June 30, 2009 and then, from 2010, on a quarterly basis.

•	Interest at three-month LIBOR plus an initial spread of 3.5% p.a. increased by semiannual charges of 0.25% p.a. beginning in 2010, resulting in a weighted average rate of LIBOR + 4.6% p.a.

•	Collateral guarantees on rural and industrial assets of Barra do Riacho unit, in the state of Espírito Santo.

•	Pledge of 28% of the Aracruz’s common shares.

As of June 30, 2009, the principal of the debt resulting from the unwinding of derivatives totaled US$ 2,096, of which US$ 782 payable to the parent company, Aracruz Celulose S.A., and the remaining US$ 1,314 payable to the subsidiary, Aracruz Trading International Ltd. Approximately US$ 500 of the export prepayment transactions (Note 16(ii)(f)) with these banks

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

were also included in the agreement. Upon signing of the definitive agreement to finance the debt derived from derivative transactions, these export prepayments now have the same terms and conditions established in the agreement described above.

(h)	Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of VPAR.

As at June 30, 2009, the Company had an exposure of US$ 84 (2008 - US$ 57) from “vendor transactions”. The Company is the guarantor of these transactions and potential losses are charged to the allowance for doubtful accounts.

(i)	Long-term debt maturities

At June 30, 2009, the long-term position of long-term debt maturities is as follows:

2010	339
2011	581
2012	702
2013	878
After 2013	2,417

4,917

(j)	Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm’s-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP or US GAAP, depending on the contract.

VCP

We were in compliance with all covenants during each period presented, except as of December 31, 2008. Following the breach of certain covenants at December 31, 2008, which could have resulted in accelerated amortization of balances due, we renegotiated the covenant terms with the creditor banks, for those loans which were subject to accelerated repayment. The banks provided waivers of the covenant ratios as at December 31, 2008. As of December 31, 2008, the remaining loans for which covenant terms had been breached, including a loan

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

from BNDES (one of our shareholders), do not have the right to demand accelerated repayment. In these cases, if requested by the banks, we may be required to provide additional assets pledged as guarantees.

Aracruz

On January 21, 2009, Aracruz requested that the BNDES exempt it from requirements to maintain financial ratios set forth in the agreement signed in November 2006 and free it from the mortgage on the industrial unit in the state of Espírito Santo. In return, Aracruz offered to establish a mortgage on the real estate in the state of Rio Grande do Sul, including the industrial mill in Guaíba comprising land, buildings, and machinery and equipment installed.

Aracruz had received from all creditors proposals to restructure the terms and conditions of loans, including the adequacy or exemption from compliance with financial covenants. Upon signing the final contract related to refinancing the debt with derivatives transactions ((g) above), the terms of existing covenants on Pre-export financing also were redefined by the creditor banks to be consistent with Aracruz’s financial capacity, and the breach of financial covenants was remedied. Additionally, on April 14, 2009 ((g) above) Aracruz also agreed with the BNDES on the redefinition of the previous terms of covenants of the agreement entered into in 2006 and guarantees on BNDES loans. As of June 30, 2009, Aracruz was in compliance with all covenants.

14	Payable for Acquisition of Aracruz

The Company issued notes payable and executed an irrevocable and binding purchase agreement, in connection with its acquisition of 56% of the voting capital (24.70% of the total capital) of Aracruz (Notes 1, 4(d) and 24). The notes, denominated in reais, bear neither interest nor indexation charges and are due in semi-annual installments, except as noted below, in January and July of each year:

	Millions of reais	Millions of U.S. dollars
	(Unaudited)	(Unaudited)
Present value of total obligation at January 2009 (discounted by 130% of CDI)	4,688	2,402
Amount paid	(1,200)	(616)
Present value accretion adjustment	238	122

Balance at June 30, 2009	3,726	1,908

Remaining installments due in
July 2009	580	296
January 2010	904	463
June 2010	847	434
October 2010	373	192
January 2011	648	331
July 2011	374	192

	3,726	1,908

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

15	Related Parties

Balances and transactions with related parties are as follows:

	Nature and business purpose of transactions	June 30, 2009	December 31, 2008
		(Unaudited)
Cash, cash equivalents and available for sale securities	Surplus cash funds invested with Banco Votorantim S.A.	308	40
Unrealized losses from cross- currency interest rate swaps	Arising from swap contract transactions in which the Banco Votorantim S.A. acts as counterparty	(2)	(7)
Trade accounts receivable APM	Sale of wood	1	—
Trade payables from related parties Asapir	Purchases of wood, pulp and paper	7	5
Trade payable from Veracel	Purchases of pulp	17	—
Long-term loans	Loans from related parties
Votorantim Group
VOTO III		50	54
VOTO IV		201	201
BNDES and its subsidiary	Loans from related parties
BNDES (shareholder)		679	120

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

Revenue, income and expenses from transactions with related parties were as follows:

	June 30
	2009	2008
	(Unaudited)	(Unaudited)
Purchases from Veracel	(93)	—
Purchases from Ripasa	—	(140)
Purchases from Votener Votorantim Comercializadora de Energia Ltda.	(12)	(9)
Purchases from TIVIT Tecnologia da Informação S.A.	(2)	(2)
Sales to APM	2	—
Financial income	59	3
Financial expenses	(80)	(1)

Financial income arises from loans made to related parties and investments with Banco Votorantim S.A. and also includes gains on cross currency interest rate swaps, including their respective fair values adjustments.

16	Financial Instruments

VCP

We are exposed to various market risks, including changes in foreign currency rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates. The majority of the Company’s sales revenue is denominated in U.S. dollars while more than half of its costs are incurred in reais. The Company’s foreign currency risk management strategy permits it to use derivative instruments to protect against foreign exchange rate volatility.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

We use cross-currency interest rate swap contracts in the market to reduce our foreign currency exposure and also take into account the natural hedge provided by our exports in determining our hedging needs. We establish strict internal policies with respect to our currency exposure positions and revise these policies from time to time in response to new economic information on the macroeconomic environment in Brazil. The exposure to foreign currency risk is guided by closely monitored policies. We also invest in instruments linked to foreign exchange rate fluctuations.

We also use cross-currency interest rate swaps to mitigate the volatility of foreign exchange rate fluctuations on our U.S. dollar-denominated debt. The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of income in “Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net.”

Our foreign currency exposure gives rise to market risks associated with exchange rate fluctuations against the U.S. dollar. Foreign currency-denominated liabilities include borrowings denominated mainly in U.S. dollars. Our sales outside of Brazil are largely U.S. dollar-denominated, while sales of pulp within Brazil are denominated in reais but based on U.S. dollar prices with most of our operating costs being denominated in reais. Our export revenues and cross-currency interest rate swap contracts partially mitigate the exposure arising from our U.S. dollar-denominated debt.

The percentage of our debt subject to fixed and floating interest rates (before taking into account the cross-currency swaps) is as follows:

	Percentage
	June 30, 2009	December 31, 2008
Floating rate debt
Denominated in U.S. dollars	47	73
Denominated in reais	19	14

	66	87

Fixed rate debt
Denominated in U.S. dollars	30	13
Denominated in reais	4	—

	100	100

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated borrowings and to the variations of the TJLP.

(a)	Policy for use of derivatives

The Company’s policy for derivatives aligns the maturity dates of the foreign currency financing obligations with the foreign exchange free cash flows, and is intended to mitigate risks to the Company’s cash from fluctuations in foreign exchange and interest rate movements. The Chief Financial Officer is responsible for managing derivatives by identifying exposures and correlations among different risk factors that are involved in the Company’s business.

This policy is restricted to mitigating the effects of exposure of cash flow to foreign currency fluctuations and prohibits transactions effected for speculation purposes. The risk mitigation transactions take into account a variety of products and counterparties.

(b)	Fair value of derivative contracts, criteria for evaluation and measurement, methods, and significant assumptions used to determine the fair value

Derivative financial instruments held by the Company are as follows:

(i)	A swap in which the Company receives Yen and pays U.S. dollars, with a notional amount of US$ 45 and maturity date of 2014. This swap was contracted to mitigate currency risks from the VOTO III loan. As of June 30, 2009, the fair value payable is US$ 1.5 (as of December 31, 2008, the fair value receivable was US$ 3).

(ii)	A swap in which the Company receives the CDI rate and pays U.S. dollar (Call’s NCE - export note) with a notional amount of US$ 50. This swap was contracted to reduce the loan cost and to match cash outflow. This swap is subjected to four call options through May 2010, with an average strike price of US$ 1.80. As of June 30, 2009, the fair value payable is US$ 4.6 (as of December 31, 2008, the fair value payable was US$ 32).

(iii)	A swap in which the Company receives U.S. dollars and pays CDI rate with a notional amount of US$ 100 and maturity in November 2009. This swap was contracted to mitigate risks from fluctuations on the short-term loans denominated in foreign currency. As of June 30, 2009, the fair value payable is US$ 22 (as of December 31, 2008, the fair value receivable was US$ 2).

(iv)	A swap in which the Company receives LIBOR plus interest and pays 99.7% of the CDI, with a notional amount of US$ 50 and maturity on March 29, 2010. This swap was contracted to mitigate risks from the export credit agreements. As of June 30, 2009, the fair value payable is US$ 5 (as of December 31, 2008, the fair value receivable was US$ 3).

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

(v)	Sale of NDF from over-the counter transactions without physical delivery. NDFs relate to a future purchase and/or sale of a fixed currency amount, without initial disbursement, based on a notional amount and a strike price. The notional amount is US$ 88 and the maturity date is January 2010. At the maturity date the result will be the difference between the contracted rate and the maturity date rate, multiplied by the notional amount. As of June 30, 2009, the sale average strike is US$ 1.81 and the purchase average strike is US$ 2.3 and, the fair value liability is US$ 13 (as of December 31, 2008, the fair value liability was US$ 8).

(vi)	Swaps and TARN are over-the counter transactions without initial disbursement. The notional amount is US$ 126 and the maturity date is January 2010. If at the maturity date, the exchange rate is be below the strike price, the Company will receive the difference between these rates multiplied by the notional amount, limited to a contracted gain, which if reach at each maturity date will cancel all the subsequent maturities (“Knock out”). However, if the exchange rate at maturity is above the strike price, the Company will pay the difference between these rates multiplied by the double the notional amount. As of June 30, 2009, the average strike is US$ 1,76 and the fair value liability is US$ 6 (as of December 31, 2008, the fair value liability was US$ 68).

The following means were used to measure the fair value of the derivative contracts positions:

(i)	Swaps - were measured based on the future cash flows, considering the contractual rates up to maturity dates, discounted to present value using the BM&F fixed rate yield curves.

(ii)	NDF - were measured by the difference between the asset estimated at each maturity date from similar transactions at the BM&F on June 30, 2009 and the contractual reference amount at the maturity date.

(iii)	TARN - were measured by application of the Monte Carlo Model, in which possible US dollar forward scenarios are generated based on the current exchange rate level and implicit volatility obtained from Bloomberg. Based on these simulations, possible payables or receivables are obtained at each verification dates. These flows are then discounted to present value using the BM&F fixed rate yield curve. The average of these present values represents the fair value of the transaction.

Derivative instruments are classified and demonstrated in the table below based on one of the following categories:

•

Level I - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

•

Level II - other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly, such as: quoted prices for similar assets or liabilities in active or not active markets and other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates). Determined adjustments to these inputs can be adapted to these inputs, based, for instance, on the volume and level of activity in the markets the inputs are observed.

•

Level III - unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available and reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset or liability. Unobservable inputs shall be developed based on the best information available in the circumstances and are highly dependent on management’s judgment.

		At June 30, 2009
			Fair value at the reporting date			Six-month period ended June 30, 2009
	Notional amount	Carrying amount	Level I	Level II	Level III
Unrealized gain (loss) from cross-currency interest rate swaps, TARN and NDF
TARN	60	(6)	—	(6)	—	28
NDF	22	(13)	—	(13)	—	(8)
CDI x US$ (Call’s NCE)	140	(5)	—	(5)	—	29
LIBOR x CDI	351	(5)	—	(5)	—	(9)
Yen x US$	45	2	—	2	—	(2)
US$ x CDI	100	(22)	—	(22)	—	(23)

		At December 31, 2008
			Fair value at the reporting date			Year ended December 31, 2008
	Notional amount	Carrying amount	Level I	Level II	Level III
Unrealized gain (loss) from cross-currency interest rate swaps, TARN and NDF
TARN	126	(68)	—	(68)	—	(100)
NDF	24	(8)	—	(8)	—	(64)
CDI x US$ (Call’s NCE)	50	(32)	—	(32)	—	(57)
LIBOR x CDI	50	3	—	3	—	31
Yen x US$	45	3	—	3	—	6
US$ x CDI	100	2	—	2	—	2
US$/CDI x CDI	6	—	—	—	—	—

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

Our counterparties are financial institutions, including Banco Votorantim S.A., a member of the Votorantim group. The rates that we negotiate with Banco Votorantim S.A. reflect those available in the current financial market. Our treasury department also compares these rates to those offered by other banks in order to assure that we receive the most favorable terms and conditions available for each transaction.

(c)	Fair value of other financial instruments

To determine the fair value of assets and liabilities, amounts were adjusted, when applicable, based on market or contractual interest rate. The fair value of other financial instruments and investments are follow:

	At June 30, 2009
		Fair value at the reporting date
	Carrying amount	Level I	Level II	Level III
Cash and cash equivalents	1,210		1,210
Trading securities	252		252
Held-to-maturity investment - current	24		24
Held-to-maturity investment - non-current	55		55
Short-term debt, including current portion from long-term debt	1,305		1,338
Long-term debt	4,917		4,999

	At December 31, 2008
		Fair value at the reporting date
	Carrying amount	Level I	Level II	Level III
Cash and cash equivalents	280	—	280	—
Trading securities	43	—	43	—
Investment in Aracruz	135	217	—	—
Short-term debt, including current portion from long-term debt	928	—	856	—
Long-term debt	1,159	—	1,114	—

Aracruz

(a)	Policy for use of derivatives

Aracruz’s sales are 97% denominated in U.S. dollars, while half of its costs are incurred in Brazilian reais. In order to hedge its cash flow against the appreciation of the Real in relation to the U.S. dollar, the Company may enter into derivative transactions.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

Aracruz’s policy for derivatives is intended to mitigate the risk of the Aracruz’s cash against fluctuations in foreign exchange and interest rates. The Chief Financial and Investor Relations Officer is responsible for managing derivatives by identifying exposures and correlations among different risk factors that are involved in the Company’s business. The Board of Control and Risk Management, a position created in November 2008, is responsible for control of derivative transactions and monitoring compliance with Aracruz’s rules and financial policies.

(b)	Risk management objectives and strategies

Aracruz, under its policy for the management of its financial assets, permanently seeks to optimize returns in relation to risks. To accomplish this, criteria and indicators are established to monitor the adequacy of the management of liquidity, market, credit and interest rate risks.

(i)	Liquidity risk

In order to preserve financial liquidity, Aracruz aims to maintain a minimum ratio of 1.5 times the sum of cash, committed credit lines, and free-cash flow in relation to the principal of the debt coming due in 12 months where cash should be at least equal to the amount of the principal coming due.

(ii)	Market risk

Aracruz seeks to limit losses due to the appreciation of the real. For this purpose, it uses swaps and NDF that result in a short position in U.S. dollars. As Aracruz also has part of its indebtedness in U.S. dollars, foreign exchange swaps that may have exposure to interest rates are permitted.

(iii)	Credit risk

Because derivative transactions can generate gains (amounts receivable) for Aracruz these potential gains may generate exposure to credit risk in relation to counterparties. To mitigate this risk, transactions are limited to a notional value of US$ 50 with each counterparty and maximum maturities of one year with banks based in the so-called G7 countries that have a rating equal to or higher than “A-”.

(iv)	Interest rate risk

Aracruz may incur losses through the fluctuations of interest rates, which might increase interest charges on debt. Aracruz seeks to limit such losses through interest rate swaps as shown in item (e) below.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

(c)	Risks associated with each market strategy, adequacy of internal controls, and parameters used to manage these risks and results obtained in relation to proposed objectives

Aracruz’s strategy in relation to derivatives is limited to hedging against interest rate fluctuations and appreciation of the U.S. dollar. As of June 30, 2009, Aracruz has three open derivative transactions that fall under this strategy and which expose the Company to the following risks:

•	An appreciation of the U.S. dollar could result in the fair value of derivative transactions increasing considerably (that is, the Company could suffer increasing losses).

•	A drop in interest rates (TJLP and CDI) could also result in the fair value of derivative transactions increasing considerably (that is, the Company could suffer increasing losses).

Aracruz understands that the main risk is the significant appreciation of the U.S. dollar. However, since a significant portion of the Aracruz’s sales are linked to the U.S. dollar, a possible loss on current derivative transactions (sold position in U.S. dollar) would be offset by gains from the Aracruz’s sales revenues. In order to minimize risks, it is management’s practice to monitor trends prior to entering in such transactions and subsequently, periodical assessments of open transactions.

(d)	Fair value of derivative contracts, criteria for evaluation and measurement, methods, and significant assumptions used to determine the fair value

Derivatives held by Aracruz are as follows:

•	Swap in which Aracruz receives TJLP plus interest and pays U.S. dollar plus interest. The fair value receivable as of June 30, 2009 is US$ 7.

•	Swap in which Aracruz receives CDI and pays U.S. dollar plus interest. The fair value receivable as of June 30, 2009 is US$ 8.

•

Swap with verification in which the Company receives LIBOR plus interest and pays LIBOR plus lower interest rate. Strikes are set in U.S. dollars and if the actual exchange rate is higher than strike price each on verification date, Aracruz pays the difference between the actual exchange rate and the strike price. The transaction has a cap (upper limit). The fair value payable as of June 30, 2009 is US$ 1.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

Fair value of the conventional U.S. dollar x TJLP swap was computed as follows:

•

The base value (R$) is adjusted by the TJLP up to June 30, 2009 and thereafter interest contracted to maturity is added (multiplying effective rate factor - FTE). The result of this procedure is the future value of the TJLP position. Then, the future value of the TJLP position is discounted to present value using the curve for the TJLP (obtained from the BM&F using Pre x TJLP and Pre x CDI swaps). The result is the fair value of the Aracruz’s asset position.

•

The base value (US$) is adjusted by the interest rate contracted for the liability position. The result of this procedure is the future value of the U.S. Dollar position. Then, the future value of the U.S. dollar position is discounted to present value using the curve for the U.S. Dollar (obtained from the BM&F using swaps U.S. dollar x CDI). The result is the fair value of the counterparty’s asset position.

•

Finally, the difference between the fair value of Aracruz’s asset position and the fair value of the counterparty’s asset position is calculated. The result obtained is the fair value of the transaction.

Fair value of the conventional U.S. dollar x CDI swap was computed as follows:

•	The base value (R$) is adjusted by the CDI rate up to June 30, 2009. The result being the fair value of Aracruz’s asset position.

•

The base value (US$) is adjusted by the interest rate contracted for the liability position. The result being the future value of the U.S. dollar position. Then, the future value of the U.S. dollar position is discounted to present value using the yield curve for the U.S. dollar (obtained from the BM&F using U.S. dollar x CDI swaps). The result is the fair value of the counterparty’s asset position.

•

Finally, the difference between the fair value of Aracruz’s asset position and the fair value of the counterparty’s asset position is calculated. The result obtained is the fair value of the transaction.

The Monte Carlo Model is used for the swap with verification. In this case, possible trends for U.S. dollar price exchange rate are generated based on the quotation for the U.S. dollar and implicit volatility obtained from Bloomberg. Based on these quotations, possible payments or receipts are obtained on verification dates. Then, these flows are discounted to present value using the BM&F fixed rate curve. The average of these present values represents the fair value of the transaction.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

(e)	Amounts recorded in asset and liability accounts segregated by category, risk, and market strategy, those intended to hedge assets and those for trading

The fair value of outstanding derivative transactions and other related balances were recognized in the financial statements as follows:

June 30,
2009
(Unaudited)
Current assets
Interest swap contracts
CDI vs. US$	8
TJLP vs. US$	7

Total current assets	15

Current liabilities
US$ futures contracts
Transaction linked to export prepayment	1

Total current liabilities	1

Total derivative instruments liabilities	1

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

(f)	Amounts grouped by asset, referential index, counterparty, trading place, and maturity range

				(Unaudited)
Counterparty	Asset	Referential index	Maturity band	Notional amount in millions of reais	U.S. dollars
Citibank	Conventional swap	Asset in TJLP Liability in US$	October, 2010	332	170
HSBC	Conventional swap	Asset in CDI Liability in US$	June 2009 to December, 2013	86	41
ING	Swap with verification	Neutral in LIBOR Liability in US$	April, 2009 to September, 2009	585	300

These transactions are traded in the over-the-counter market.

(g)	Gains and losses in the period, grouped by main categories of risk assumed, those recorded in income (loss) and those recorded in shareholders’ equity are segregated

Breakdown of consolidated gains (losses) on derivative transactions:

Derivative transactions	Relationships	June 30, 2009
		(Unaudited)
Interest rate swap	Interest rate contracts	49
Swap LIBOR (prepayment)	Interest rate contracts	28
Sell TARN		(12)

		65

(h)	Amounts and effects on income (loss) of transactions that no longer qualify as hedged asset transactions, and amounts transferred from shareholders’ equity as a result of the recognition of losses and gains on the hedged item

Aracruz did not adopt hedge accounting.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

(i)	Main transactions and futures commitments covered by cash flow hedge, highlighting terms for financial impact foreseen

Aracruz did not adopt hedge accounting.

(j)	Amount and type of guarantee margins

Derivative transactions held by Aracruz do not require guarantee margins.

(k)	Detailed reasons for possible changes in classification of financial instruments

Aracruz did not change the classification of financial instruments.

(l)	Non-derivative financial instruments

(i)	Customer credit risk

Aracruz may incur losses due to financial difficulties of its customers that lead them to fail to honor their obligations with Aracruz. To mitigate the risk, Aracruz has an all inclusive credit insurance policy and adopts specific policies for customers not covered under this policy. It may even in some cases use mechanisms of risk mitigation such as advance receipt and letters of credit. The risk of the trade accounts receivable balance is monitored by management and possible losses identified are recognized in the allowance for doubtful accounts.

(ii)	Financial institutions

The amount of cash investments allocated to financial institutions with a risk rating of “BBB+” will be limited to US$ 50 for each business group, observing a limit of 5% of consolidated shareholders’ equity for financial institutions that are part of the same business group. The amount invested in institutions with a risk rating of “BBB+” cannot exceed in aggregate 10% of funds invested in the country. In the case of a higher rating, the maximum amount will be up to 10% of the consolidated shareholders’ equity of financial institutions in the same business group and the total amount invested in each group will be limited to 20% of the Aracruz’s available cash. In cases where there are two or more ratings from different agencies, the highest will be considered.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

For banks whose parent company is rated at least “A-”, there will be no shareholders’ equity limit for the local subsidiary as long as there is sufficient evidence of the parent’s support of its branch’s obligations.

For institutions that are part of a financial conglomerate, whether an associated company, subsidiary, or branch, consolidated financial statements of the respective business group will be considered both for rating and for limits of shareholders’ equity and total funding. Notwithstanding, the comfort supplied by its shareholders will also be analyzed.

(iii)	Corporate credits

Minimum rating of A-, the maximum amount of US$ 20 per security or asset issued will observe the limit of 10% of the issue value. The amount allocated to corporate credits cannot exceed 20% of the Aracruz’s available cash and the term for the investment cannot exceed 24 months.

(iv)	Fair value of other financial instruments

To determine the fair value of assets and liabilities, amounts were adjusted when applicable based on market or contractual interest rates and changes were recognized in income.

17	Segment Information

	Three-month period ended June 30
				(Unaudited)
	2009		2008
	Pulp	Paper	Pulp	Paper
Revenues from external customers	561	140	232	146
Intersegment revenues	13	—	20	—
Segment operating income	21	4	54	10

Operating income	21	4	54	10

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

	Six-month period ended June 30
				(Unaudited)
	2009		2008
	Pulp	Paper	Pulp	Paper
Revenues from external customers	1,060	257	435	283
Intersegment revenues	30	—	39	—
Segment operating income	537	14	107	19

Operating income	537	14	107	19

Aracruz’s operations are included in our pulp segment. In the six-month period ended June 30, 2009, acquisitions of property, plant and equipment totaled US$ 320 for pulp and US$ 18 for paper.

18	Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other non-current assets - other in our balance sheet) which will only be released to income upon a judgment in our favor. The provision for tax and other litigation and the deposits are as follows:

	June 30, 2009		December 31, 2008
		(Unaudited)
Type of proceeding	Deposits	Provisions	Deposits	Provisions
Tax-related	167	396	127	135
Labor-related	13	43	3	20
Civil-related	1	5	—	6

	181	444	130	161

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

VCP

We have long-term “Take-or-Pay” contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from one to ten years. The contractual obligations in connection with such contracts are approximately US$ 74 per year. Additionally, we have long-term “Take-or-Pay” contracts with a supplier of pulp for 30 years. The contractual obligation in connection with this contract is approximately US$ 57 p.a.

Aracruz

Aracruz and its subsidiaries, jointly-owned subsidiary, and associate are parties to tax, civil, and labor lawsuits as well as other ongoing litigation in which matters are being challenged at both the administrative and judicial levels and, when applicable, are backed by judicial escrow deposits. Supported by the position of its legal counsel, management believes that the legal actions taken in each situation are sufficient to protect the shareholders’ equity of Aracruz, subsidiaries, jointly-owned subsidiary, and associate and no additional provision is required as at June 30, 2009.

In addition to the recorded provisions, Aracruz is involved in other tax, civil, and labor litigations, mostly prior to 2009 and for which no solution is foreseen in the near term. These lawsuits in the approximate amount of US$ 305 are considered as possible loss for which a reserve is not required, as supported by the assessment of the Aracruz’s legal counsel.

Judicial escrow deposits that represent restricted assets of Aracruz and its subsidiaries represent amounts deposited and held by the courts until there is resolution of the litigation to which they are linked. Judicial escrow deposit balances for which no provision for contingencies was recorded totaled US$ 12 as at June 30, 2009 and are recorded under judicial escrow deposits balance.

•	Labor

The principal labor lawsuits are for claims of underpayment of inflation adjustments, resulting from the effects of miscellaneous anti-inflation economic plans, to the fine of 40% on the FGTS severance pay indemnity fund for dismissed employees, and for health and safety premiums.

As at June 30, 2009, Aracruz had provisions of US$ 21 to cover probable unfavorable labor-related suits, as well as judicial escrow deposits of US$ 9.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

•	Brazilian Social Security (INSS)

In March 1997, Aracruz received notifications from the INSS related mainly to employee housing benefits. Inspectors considered that the below market charges to employees for rental of Aracruz housing were a fringe benefit (salary in kind). Consequently, the INSS claims that social security payments were underpaid due to the alleged under-reported benefits. Aracruz is involved in a Declaratory Action challenging these notifications in order to have the notifications annulled. The Superior Court of Justice decided in favor of Aracruz on the special appeal for one of the lawsuits based on the arguments presented by Aracruz.

Based on the position of its outside legal counsel, which considers the likelihood of loss in this lawsuit to be remote, no provision was recorded to cover the likelihood of Aracruz’s position not prevailing.

•	Taxes on revenue (PIS/COFINS)

Aracruz obtained a court injunction against increasing the range of revenues on which these taxes are payable (the so-called broadening of the tax base for calculation of these taxes). The injunction also covered the increase of the COFINS tax rate introduced by Law No. 9718/98, on the grounds of unconstitutionality. A favorable decision was issued in November 2001. However, due to unfavorable court decisions at the time for other taxpayers in similar lawsuits, on August 29, 2003 Aracruz decided to partially withdraw the lawsuit filed. It then chose to enroll in the PAES program - a special extended-term installment program for payments of the liability introduced by Law No. 10684/03.

There have, however, been decisions rendered by the Federal Supreme Court (STF), which ruled that the change in the basis for calculation of the PIS and COFINS is unconstitutional. Consequently, despite having withdrawn its original lawsuit, Aracruz filed for a restraining order to assure its right not to pay the PAES installments relating to such modification, and the petition was granted. In February 2009, the Superior Court of Justice - STJ handed down its decision in favor of Aracruz determining that the decision of the Second District Federal Court be overturned, which had approved the above cited partial withdrawal of the lawsuit originally filed.

In September 2007, supported by the position of its legal counsel, Aracruz management had reversed the amount of US$ 37 of the reserve relating to the levy of such taxes on exchange gains, in view of the provisions contained in Article 150, paragraph 4, of the Brazilian National Tax Code (CTN).

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

Given the decisions issued by the STF in similar cases, recognizing the unconstitutionality of the modification in the base for calculation of the PIS and COFINS, which has been repeatedly followed by court and administrative jurisprudence, making the issue virtually a settled matter, Aracruz’s management is convinced that the likelihood of loss in this case is remote. Nonetheless, due to the December 31, 2007 pronouncement of IBRACON, as at December 31, 2007, Aracruz adopted a conservative approach and restored the portion of the provision previously reversed.

On June 30, 2009, the provision for contingencies included US$ 72 payable on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the real against U.S. dollar, principally in the period from February 1999 to September 2003.

•	Social contribution - not chargeable on export revenues

In September 2003, Aracruz obtained a restraining order that gave it the right to not pay social contribution on export revenues, as well as assuring it of the right to utilize for offset against other tax payables, such taxes which had been paid on export revenues in the past. The amounts of such tax which had been overpaid, were indexed using the SELIC interest rate, and totaled US$ 62 as at June 30, 2009, for which a provision was recorded. Aracruz is awaiting a decision on the appeal filed by the Brazilian federal government.

•	Income tax - deductibility of the social contribution from taxable income

On June 29, 2005, Aracruz was assessed for having considered social contribution taxes as deductible from taxable income for purposes of computing income tax for fiscal years 2000 and 2001. The related loss accrual as at June 29, 2005 was supplemented by the amount of US$ 2, bringing the total loss accrual to US$ 16 as at that date.

In July 2005, in view of previous court decisions, Aracruz decided to pay the amount assessed and therefore reverse the corresponding provision for loss. However, before payment, it recalculated the amount payable and determined the amount to be only US$ 10. Aracruz then filed an administrative challenge alleging that it was being overcharged by the difference between the amount of the assessment and one which it had settled. Nevertheless, the assessment was upheld at the first administrative level of hearings on this challenge by Aracruz. Aracruz has appealed against this decision and is awaiting judgment thereon. Based on the position of its outside legal counsel, which assesses the likelihood of an unfavorable outcome in this lawsuit as remote, no reserve was recognized. Furthermore, despite having paid the assessment, Aracruz has maintained a lawsuit challenging the alleged non-deductibility of social contribution from taxable income for the purposes of computing income tax.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

•	Income tax/social contribution - full offset of tax loss carryforwards

On June 29, 2005, Aracruz was assessed for having offset 100% of taxable income in calendar years 2000 and 2001 with tax loss carryforwards for income tax / social contribution purposes. The assessment also covered the full offset, in fiscal year 2000, of the tax losses generated under the BEFIEX (export incentive) program over the period in which it was eligible to enjoy the benefits of that program. Aracruz challenged the assessment at the first administrative level but the claims against Aracruz were upheld. Aracruz then appealed this decision and in June 2008 obtained a favorable decision from the Finance Ministry’s Board of Tax Appeals (CCMF), which unanimously ruled that the assessments levied by the tax authorities were without basis.

As a consequence of the decision above, Aracruz, as supported by its outside legal counsel, assessed that the likelihood of loss regarding such contingency to be remote. Accordingly, as at June 30, 2008, the provision for interest and fines on these assessments was reversed by crediting the Aracruz ‘s statement of operations with US$ 28 in Financial expenses and Other operating expenses.

•	State Value-added Tax (ICMS)

On October 20, 2006, Aracruz received notifications from the Espírito Santo State Finance Department, in the amount of US$ 41, basically alleging the noncompliance with ancillary obligations and incorrectly applied credits for the State Value-added Tax (ICMS) on supplies and property, plant and equipment. Aracruz elected to pay part of the amount assessed but challenged US$ 40, of which US$ 6 was subsequently decided in favor of Aracruz. In March 2008 Aracruz was served process in tax collection lawsuits arising from three notifications where the courts ruled unfavorably in the amount of US$ 33, and appeals were filed. Based on the position of its outside legal counsel, which considers the likelihood of loss in this case to be remote; no reserve was recorded to cover the likelihood of the Aracruz’s position not prevailing.

•	Public civil lawsuits - eucalyptus forest tracts in the State of Grande do Sul

In 2007 a number of Non-Governmental Organizations - NGOs together with the Federal Public Prosecution Office in the State of Rio Grande do Sul filed two Public Civil Lawsuits challenging the validity of the procedures adopted by the State Environmental Protection

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

Agency (FEPAM) when issuing environmental licenses for eucalyptus plantations in that state. A restraining order was initially granted, determining that FEPAM should suspend the issuance of environmental licenses for planting eucalyptus tracts and transferring jurisdiction for this to IBAMA (the Brazilian Environmental Agency). The order was suspended by the Fourth Federal District Court at the request of the state’s government. Aracruz believes that such suspension will be confirmed by the court’s definitive decision on the merits of the case. Based on the position of its outside legal counsel, who assesses the likelihood of loss as possible, and in view of the impossibility to accurately estimate the amount involved in the demands, no reserve was recorded to cover possible unfavorable outcomes.

•	Tax incentive - ADENE

Aracruz has operations located within the regional development area of ADENE which recognizes the pulp and paper as a sector. Aracruz requested and was granted by the Federal Revenue Service in December 2002 the right to benefit from reductions in corporate income tax. The tax incentive of US$ 67 was recognized for the periods up to and including 2004. In 2004 Aracruz was notified by the Liquidator of the former Superintendência de Desenvolvimento do Nordeste (“SUDENE”) of its decision to revoke the fiscal benefits previously granted to Aracruz based on an opinion of the Legal Counsel to the National Integration Ministry on the definition of the geographical area eligible for the recognition of such benefits. In December 2005 Aracruz was notified by the Federal Revenue Service to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$ 97. Aracruz appealed the assessment and as a result US$ 25 remains under administrative discussion. Based on the opinion of its legal advisors, Aracruz’s management believes that the ultimate resolution of this matter may be in Aracruz’s favor, both with respect to the tax incentive related to 2004 and with respect to those to be recorded from 2005 onwards. Regarding the tax incentive recorded up to 2003, management believes that Aracruz’s position will prevail, thus, no provisions for loss were booked for the amounts of the benefits already recognized.

•	Class Action

In November 2008, a securities class action lawsuit was filed against Aracruz and certain of its current and former officers and directors in a U.S. Federal court purportedly on behalf of persons who purchased Aracruz’s shares and ADS between April 7 and October 2, 2008, which lawsuit Aracruz is defending. The complaint asserts claims alleged violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act, alleging that Aracruz represented or failed to disclose information in connection with, and losses arising from, certain derivative transactions to which Aracruz had entered into. The plaintiffs are seeking unspecified compensatory damages and expense reimbursement. Due to the unpredictability of the likelihood of an unfavorable outcome and the lack of elements to estimate the amount or range of potential loss, no provision has been recognized.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

•	Other

Based on the position of its outside legal counsel, Aracruz also has a reserve for other tax contingencies where the likelihood of loss is assessed as probable in the total amount of US$ 15 relating to tax and civil matters involving the subsidiaries and jointly-owned subsidiary. For these other contingencies, Aracruz has judicial escrow deposits of US$ 13.

•	Take-or-pay for wood supply

Aracruz signed a contract with Suzano Papel e Celulose S.A. with a view to a loan of 1,700 thousand m³ of eucalyptus wood, which were received through September of 2005. The remaining balance as of June 30, 2009 is 160 thousand m³ of eucalyptus wood and, based on its present forest formation costs, Aracruz has booked the amount of US$ 1 under liabilities. The contract foresees the return of an equivalent volume on similar operating conditions until the first quarter of 2009.

In August 18, 2008, Aracruz signed a new contract with Suzano Papel e Celulose S.A. with a view to a loan of 400 thousand m³ of eucalyptus wood to be received until February, 2009. The remaining balance as of June 30, 2009 is 401 thousand m³ and, based on its present forest formation costs and harvest costs, Aracruz booked the amount of US$ 7 under liabilities. The contract foresees the return of an equivalent volume on similar operating conditions starting on July 2010.

•	Other guarantees and collaterals

As of June 30, 2008, Aracruz provides guarantees and collaterals severally totaling US$ 219, on behalf of Veracel Celulose S.A., in respect of third-party loans and litigation.

Additionally, Aracruz provides guarantees to the Caixa Estadual do Rio Grande do Sul savings bank in respect of rural credit extended to the Aracruz’s suppliers under the forestry production program. Such guarantees covered a total of US$ 2 as of June 30, 2009. The fair value of the cost of providing such guarantees is immaterial.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

19	Benefits

(a)	Post-retirement benefits

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility we share with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the six-month period ended June 30, 2009 and for the year ended June 30, 2008 amounted to US$ 1 and US$ 2, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 35 at June 30, 2009 and US$ 26 at December 31, 2008.

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2008. The actual discount rates used to determine the actuarial present value of projected benefit obligations under such plans were 7.75% as of December 31, 2008. The assumed weighted annual average rate of increase in health care cost trend on covered changes was 3.0% as of December 31, 2008.

Aracruz sponsors a defined contribution pension plan, ARUS - Fundação Aracruz de Seguridade Social (“ARUS”), which covers substantially all of its employees. The principal objective of the pension plan is to supplement the social security pension benefits of the employees of Aracruz (“Sponsors”).

The Sponsors and eligible employees make monthly contributions under the plan to ARUS, which manages (or places with a trustee) its investments and other assets, which comprised, principally, of bank certificates of deposit, investments funds and marketable equity securities.

Contributions made by Aracruz to the plan amounted to US$ 2 as of June 30, 2009 (US$ 2 as of June 30, 2008) and represented the pension expense of Aracruz for the plan.

(b)	Share-based employee compensation

For the six-month period ended June 30, 2009, management remuneration was charged to expense as follows:

Unaudited
Remuneration of Management and Executive Officers	2

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

Aracruz pays part of the variable remuneration of certain of its executives based on shares, as shown below:

Level of executive	Basis of calculation
Directors	Computation of “phantom shares”	Average quotation of the ADR on the New York Stock Exchange on the final day of the year, multiplied by the U.S. dollar exchange rate on the day that the award of shares is approved.
	Payment of “phantom shares”	Average quotation of the ADR on the New York Stock Exchange for the six months prior to the first day of the month of payment.
Managers	Computation and Payment of “phantom shares”	Average quotation of the market value of Class B Preference Shares (PNB) in December of each year.

The executives who take part in this plan have their annual performance review assessed in comparison with pre-established targets and objectives to be met during the year. Based on this, a determination is reached as to the amount of variable remuneration to which the executive is entitled for that year and which will be deferred for payment in the future under the terms of the plan. The reference value awarded is divided by the share reference price, calculated as per the above. The resulting amount is equivalent to a certain number of shares (Phantom Shares) which will be used as a basis to pay the executive in the future. The payments are made in cash, without issue or delivery of shares upon completion of the period of three consecutive years of employment after the year in which the award is earned. The variable remuneration awards are classified therefore as a liability on the balance sheet at fair value using market quotation on each such date. Participants will forfeit the variable remuneration amounts deferred if they voluntarily leave employment during this three year vesting period. Aracruz credits or charges the amounts deferred with earnings or losses, respectively, based on the fair values of the respective stocks as of each reporting period end, based on its market value. Aracruz expenses the variable remuneration over the requisite service period which includes the vesting period.

During the six-month period ended June 30, 2009, there were no significant transaction related to share based remuneration.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

20	Shareholders’ Equity

	Six-month period ended June 30, 2009	For the year ended December 31, 2008
	(Unaudited)
Shareholders’ equity at beginning of period / year	2,525	3,883
Net income (loss) attributable to shareholders of the Company	568	(405)
Capital subscription	1,826	—
Additional paid in capital	(22)	—
Acquisition of own shares from CMT	—	(94)
Reversal of dividends related to CMT	—	3
Cumulative translation adjustments	964	(866)
Post-retirement benefits	—	3
Noncontrolling interest	398	—
Treasury shares	—	1

Shareholders’ equity at end of period/year	6,259	2,525

The Company’s capital stock at June 30, 2009, subscribed and outstanding, is represented by 167,807,715 common shares and 244,347,953 preferred shares, all with no nominal value. The Company’s authorized capital is 420,000,000 common shares and 280,000,000 preferred shares, all with no nominal value. Preferred shares have no voting rights but receive a dividend 10% greater than amounts distributed to common shareholders.

On May 30, 2009 an Extraordinary General Meeting approved the conversion of the Company’s issued and outstanding preferred shares totaling 244,347,953 shares into common shares of the Company using the conversion ratio of one preferred share being equal to 0.91 common shares. On July 2, 2009, the termination of the mandatory 30 day period during which shares may redeem their shares instead of accepting the conversion offer, the Company ratified the conversion (Note 24).

On May 27, 2009 the Company ratified the capital stock increase approved by the Extraordinary Shareholders Meeting of February 6, 2009 (Note 4(d)).

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

21	Comprehensive Income

	Shareholders of the Company
	Three-month period ended June 30		Six-month period ended June 30
		(Unaudited)
	2009	2008	2009	2008
Net income attributable to shareholders of the Company	271	121	568	209
Cumulative translation adjustments	349	340	410	382

Comprehensive income attributable to shareholders of the Company	620	461	978	591

	Noncontrolling interest
	Three-month period ended June 30		Six-month period ended June 30
		(Unaudited)
	2009	2008	2009	2008
Net income attributable to noncontrolling interest	168	—	159	—
Cumulative translation adjustments	472	—	554	—

Comprehensive income attributable to noncontrolling interest	640	—	713	—

22	Concentration of Credit Risk

We are potentially subject to credit risk with respect to our cash equivalents, available for sales securities, trade receivables, advances made for construction of the pulp mill, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and available for sales securities by placing our investments with highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

Additionally, most of our export sales to the United States and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

23	Liabilities Associated with Unrecognized Tax Benefits

The Company records in the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 % likely of being realized upon ultimate settlement with a taxing authority.

At June 30, 2009, Aracruz recorded liability for unrecognized tax benefits was US$ 62, reflecting increases resulting from current year tax positions and the effects of currency remeasurement. These unrecognized tax benefits primarily refer to tax positions taken by Aracruz related to the deductibility of social contribution taxes in the determination of federal income taxes on profits generated by export sales and related to the timing of utilization of historical tax loss carryforwards used to offset income tax and social contribution payable.

Included in the balance at June 30, 2009 are approximately US$ 28 of tax positions for which there is uncertainty as to the timing of such benefits. As a result of deferred tax accounting, the disallowance of a shorter benefit period would not affect the annual effective tax rate but could accelerate the payment of cash to the taxing authority to an earlier period.

Aracruz recognizes interest and penalties accrued on unrecognized tax benefits as a component of interest expense and other non-operating expenses, respectively. Aracruz has recorded US$ 54 of accrued interest and penalties associated with unrecognized tax benefits at June 30, 2009, recorded as a component of long-term liabilities. Aracruz recognized approximately US$ 4 in accrued interest for the six-month period ended June 30, 2009.

The Company and subsidiaries file income tax returns in Brazil and in non-Brazilian federal and state jurisdictions. Generally, the tax years 2003 through 2009 remain open and subject to examination by the relevant tax authorities.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

24	Nonrecognized Subsequent Events

(a)	Subscription or acquisition of remaining Aracruz common shares

(i)	Acquisition of 3.04% of the voting capital of Aracruz (representing 1.34% of the total capital):

On July 1, 2009 the Company acquired common shares from remaining minority common shareholders of Aracruz following the conclusion of a public tender offer. The terms and conditions of the tender offer and purchase price were the same as those of the Families and the Safra family. Payments of the first and second installments occurred on July 6, 2009 in the amount of R$ 88 million (equivalent to US$ 46 at the exchange rate at that date) with the remaining installments of R$ 148 million (equivalent to US$ 75 at the July 6, 2009 exchange rate) due through July 2011.

(ii)	Disposition of remaining Aracruz common shares:

Those shares not acquired in the tender offer, will be mandatorily converted into preferred shares of VCP.

(b)	Shareholders agreement with BNDESPar

VID and BNDESPar entered into a shareholders agreement containing, without limitations, the following conditions:

(i)	Shares representing 21.04% of the common shares that will be held by BNDESPar after the migration of VCP to the Novo Mercado of the São Paulo Stock Exchange - BOVESPA, will be subject to the conditions of the shareholders agreement for a period of up to three years from consummation, and, as a result, BNDESPar and VID will together hold, at a minimum, 50.1% of the voting capital of VCP.

(ii)	Approval of specified matters requiring the affirmative vote of BNDESPar.

(iii)	Between the fourth and fifth year of the agreement’s term, 10.94% of the common shares held by BNDESPar will be subject to the above conditions and, as of June 2014 all share held by BNDESPar will no longer be subject to its terms.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

(c)	Approval of exchange of Aracruz’s preferred shares for VCP common shares

On July 17, 2009, the Board of Directors of both VCP and Aracruz announced their approval of a plan to exchange all of the outstanding preferred shares of Aracruz for common shares of VCP at the exchange ratio of one preferred share of Aracruz to 0.1347 common share of VCP. This exchange ratio had been previously examined and approved by the respective companies’ financial advisors and independent advisory committee established specifically for this task.

On August 26, 2009, the Extraordinary General Meeting of VCP and Aracruz approved the merger of the entire Aracruz capital stock by VCP, under the terms and conditions approved by the related Boards of Directors. The Extraordinary General Meeting ratified the acquisition of the control of Aracruz, pursuant to Article 256 of the Brazilian Corporate Law.

The deadline for the exercise of appraisal rights by holders of Aracruz common and Class A preferred shares (neither of which underlie the ADS) that did not vote in favor of the resolution that approved the stock swap merger of Aracruz with VCP will expire on November 12, 2009.

Within 270 days from the conclusion of the merger of the shares of Aracruz by VCP, VID intends to cause VCP to become a member of the Novo Mercado, modifying its bylaws to comply with the Novo Mercado listing regulations of the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros.

(d)	Assets held for sale

On September 22, 2009, Aracruz and VCP signed a memorandum of intent with Empresas CMPC S.A. (“CMPC,” a company based in Santiago, Chile), initiating negotiations - including consultations with interested parties - regarding the possible sale of a package of assets encompassing industrial installations, land and forests that together are known as the Guaíba Unit, located in the municipality of Guaíba in Rio Grande do Sul state.

On October 8, 2009, Aracruz and VCP signed a sales contract for the transfer of ownership of the assets represented by the industrial installations, lands and forests collectively known as the Guaíba Unit.

Votorantim Celulose e Papel S.A.

Notes to Condensed Consolidated

Interim Financial Information

at June 30, 2009 and 2008

In millions of U.S. dollars, unless otherwise stated

The sale price that has been agreed for the Guaíba Unit is US$ 1,430 and the payments are to be made in two installments, the first of which, for the sum of US$ 1,000, is to be made upon the completion of the deal, set for December 15, 2009; and the second, for the sum of US$ 430, to be made 45 days after the payment of the first, with a interest rate of 7.5% p.a.

*         *         *

Aracruz Celulose S.A.

Balance Sheets

In thousands of Brazilian reais

	Parent company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	2,966	57,645	187,638	212,900
Trade accounts receivable	664,637	684,492	579,580	721,518
Other receivables	243,660	224,471	318,170	309,857
Inventories	215,540	204,033	475,381	566,840
Trading securities	405,025	658,842	420,804	682,563
Assets available for sale	96,911	—	96,911	—
Derivatives	14,425	—	29,457	—
Other	18,576	23,791	35,298	41,269

	1,661,740	1,853,274	2,143,239	2,534,947

Non-current assets
Long-term assets
Trade accounts receivable	32,005	34,853	32,006	34,854
Suppliers	263,506	264,477	295,255	294,715
Recoverable taxes	59,225	368,040	115,783	113,758
Deferred taxes	—	—	434,008	829,384
Due from related parties	11,328	1,379	9,168	—
Escrow deposits	13,498	12,264	22,796	21,477
Other	6,492	6,301	19,445	21,574

	386,054	687,314	928,461	1,315,762

Investments	3,396,056	1,698,338	18,946	19,161
Property, plant and equipment	3,987,746	5,820,118	7,480,456	7,636,184
Intangible assets	67,833	68,556	72,680	73,890

	7,451,635	7,587,012	7,572,082	7,729,235

	7,837,689	8,274,326	8,500,543	9,044,997

Total assets	9,499,429	10,127,600	10,643,782	11,579,944

Aracruz Celulose S.A.

Balance Sheets

In thousands of Brazilian reais	(continued	)

	Parent company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities and shareholders’ equity
Current liabilities
Loans and financing	421,856	497,188	922,189	1,110,843
Trade accounts payable	153,722	150,693	207,597	244,580
Taxes payable	21,491	23,654	41,687	36,291
Dividends payable	1,398	2,219	1,398	2,219
Provisions	44,371	38,504	53,783	46,249
Due to related parties	243,052	24,704	24,933	47,671
Other	4,046	2,919	4,485	5,965

	889,936	739,881	1,256,072	1,493,818

Noncurrent liabilities
Loans and financing	4,480,812	5,227,377	7,237,334	8,533,151
Labor contingencies	13,933	14,809	23,353	24,260
Tax contingencies	440,992	435,033	443,811	437,988
Due to related parties	1,990,239	2,588,892	—	—
Other	86,570	115,379	86,982	115,803

	7,012,546	8,381,490	7,791,480	9,111,202

Shareholders’ equity
Capital	2,871,781	2,871,781	2,871,781	2,871,781
Capital reserves	—	—	—	3,472
Revenue reserves	(8,986)	(8,986)	(8,986)	(8,986)

Accumulated deficit	(1,265,848)	(1,856,566)	(1,288,350)	(1,900,910)

	1,596,947	1,006,229	1,574,445	965,357

Minority interest	—	—	21,785	9,567

Total liabilities and shareholders’ equity	9,499,429	10,127,600	10,643,782	11,579,944

The accompanying notes are an integral part of the consolidated financial statements.

Aracruz Celulose S.A.

Statements of Operations

For the Six-month Periods Ended June 30

In thousands of Brazilian reais, unless otherwise stated

	Parent company		Consolidated
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating revenue	1,179,525	1,238,900	1,865,493	2,054,080
Sales taxes and other deductions	(20,291)	(22,211)	(130,379)	(225,113)

Net operating revenue	1,159,234	1,216,689	1,735,114	1,828,967

Cost of sales and services	(992,643)	(915,249)	(1,471,944)	(1,251,286)

Gross profit	166,591	301,440	263,170	577,681

Operating (expenses) income
Selling	(30,134)	(28,278)	(92,643)	(87,333)
General and administrative	(45,405)	(49,587)	(60,124)	(62,419)
Other operating income (expenses)	8,211	(80,661)	29,074	(87,088)

Operating income before equity in investees and financial results	99,263	142,914	139,477	340,841

Equity in investees	7,709	30,413	(659)	(852)

Financial results
Financial income	176,169	160,277	181,138	188,549
Financial expenses	(238,286)	(266,146)	(280,523)	(252,187)
Foreign exchange losses and indexation charges, net	911,111	327,145	942,167	151,916

Income before taxes on income and minority interest	955,966	394,603	981,600	428,267

Income tax and social contribution
Current	2,054	(14,466)	(4,009)	(41,856)
Deferred	(309,487)	(107,098)	(355,597)	(109,465)

Income before minority interest	648,533	273,039	621,994	276,946

Reversal of interest on capital	—	155,000	—	155,000
Minority interest	—	—	(10,860)	(1,784)

Net income	648,533	428,039	611,134	430,162

Shares outstanding at end of period - in thousands	1,030,588	1,030,588	1,030,588	1,030,588

Earnings per thousand shares at end of period - R$	0.62928	0.41533	0.59300	0.41739

The accompanying notes are an integral part of the consolidated financial statements.

Aracruz Celulose S.A.

Statements of Changes in Shareholders’ Equity

In thousands of Brazilian reais, unless otherwise stated

Parent company	Capital	Capital reserves	Revaluation reserves	Revenue reserves	Accumulated deficit	Total shareholders’ equity
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
At January 1, 2008	2,871,781	162,210	—	2,369,252	(42,223)	5,361,020
Net income for six- month period	—	—	—	—	430,162	430,162
Other	—	—	—	—	(155,000)	(155,000)

At June 30, 2008	2,871,781	162,210	—	2,369,252	(42,223)	5,361,020

At January 1, 2009	2,871,781	—	—	(8,986)	(1,900,300)	962,495
Net income for six- month period	—	—	—	—	611,134	611,134
Other	—	—	—	—	816	816

At June 30, 2009	2,871,781	—	—	(8,986)	(1,288,350)	1,574,445

The accompanying notes are an integral part of the consolidated financial statements.

Aracruz Celulose S.A.

Statements of Cash Flows

For the Six-month Periods Ended June 30

In thousands of Brazilian reais, unless otherwise stated

	Parent company		Consolidated
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash from operating activities
Net income	648,533	428,039	611,134	430,162

Adjustments to reconcile net income to cash from operating activities
Depreciation, amortization and depletion	214,997	291,261	304,611	345,591
Equity in investees	(7,709)	(30,413)	658	853
Unrealized gains (losses) on derivatives	(144,172)	(50,697)	(144,934)	(79,295)
Deferred income tax and social contribution	309,487	107,098	355,597	109,465
Foreign exchange losses and indexation charges, net	(910,399)	(326,239)	(941,066)	(150,526)
Reserval of contingencies, net	13,245	13,263	14,241	7,824
Reversal of tax credit allowance	—	33,135	1,808	35,806
Residual value of property, plant and equipment disposed	(2,801)	(4,375)	(22,077)	(1,077)
Decrease (increase) in assets and liabilities
Short-term investments	548,909	(50,149)	555,291	(44,909)
Trade accounts receivable	(125,016)	(35,619)	17,526	(4,330)
Inventories	57,275	(71,911)	198,061	(66,547)
Tax credits	15,762	(16,943)	19,042	(13,777)
Other receivables	(3,446)	(8,608)	(1,495)	(14,353)
Trade accounts payable	6,091	67,204	(85,583)	62,811
Advances from investees	(8,751)	234,332	—	352
Interest on loans and financing	(67,104)	(1,857)	(84,166)	(2,211)
Income tax and social contribution	(73,626)	4,891	(72,728)	12,336
Provision for contingencies	(1,234)	(67,245)	(5,630)	(67,296)
Other payables	(2,342)	(3,785)	10,108	(2,321)
Investees	—	—	(2,965)	—

Cash provided by operating activities	467,699	511,382	727,433	558,558

Cash flows from investing activities
Investments	(126,226)	55,842	(114,878)	35,362
Property, plant and equipment	(173,040)	(423,956)	(222,984)	(487,504)
Cash from acquisition of company	—	(66,030)	—	—
Amounts received from sale of assets	10,576	4,748	11,456	4,935
Capital subscribed in investees	(1,912)	—	—	—

Cash used in operating activities	(290,602)	(429,396)	(326,406)	(447,207)

Cash flows from financing activities
Loans and financing raised	110,609	1,074,771	132,906	1,076,021
Repayment of loans and financing	(287,728)	(808,635)	(459,857)	(867,869)
Dividends/interest on own capital paid	(6)	(348,431)	(5)	(348,431)

Cash used in financing activities	(177,125)	(82,295)	(326,956)	(140,279)

Exchange rate changes on cash and cash equivalents	966	55	(27,356)	(10,008)

Increase (decrease) in cash and cash equivalents	938	(254)	46,715	(38,936)

Cash and cash equivalents at beginning of period	2,028	2,045	140,923	95,155

Cash and cash equivalents at end of period	2,966	1,791	187,638	56,219

The accompanying notes are an integral part of the consolidated financial statements.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

1	Operations

(a)	Business

Aracruz Celulose S.A. (“Parent company”) and its subsidiaries (“Aracruz”, “Company”) - based in Aracruz, in the State of Espírito Santo (ES), with plants located in the States of ES, Bahia (BA) and Rio Grande do Sul (RS) - was founded in 1967 and is engaged in the production and sale of bleached short-fiber eucalyptus pulp. The pulp is produced from reforested timber tracts, mainly from the Company’s own forests.

The Parent company’s operations are integrated with those of its subsidiaries, jointly-controlled subsidiary and associate, which operate in the following areas: (a) pulp production (Veracel Celulose S.A. - “Veracel”)); (b) forestation and reforestation of eucalyptus trees (Mucuri Agroflorestal S.A., the latter under an agreement for loan for use); (c) port services (Portocel - Terminal Especializado de Barra do Riacho S.A. - “Portocel”); (d) distribution of products in the international market (Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading International Commercial and Servicing Limited Liability Company (Aracruz Trading International Ltd.) and Riocell Limited (“Riocell”) and Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda. (“Ara Pulp”)); (e) manufacture of solid wood products (Aracruz Produtos de Madeira S.A.); and (f) industrial activities (Alícia Papéis S.A.).

(b)	Expansion projects

Due to the systemic crisis in the global financial markets and consequent slowing down of the principal economies, together with the impact of debt taken on as a result of transactions with derivative financial instruments (Note 2(a)), the Company decided to delay its schedule for implementation of development projects. The expansion project of the mill located in the municipality of Guaíba - RS, denominated Guaíba II, already approved by the Board of Directors and which has obtained all necessary licenses to start operations has been delayed and planned investments will be recommence only after the first quarter of 2011. Steps to suspend construction activities for the mill have already been taken. Through June 30, 2009, the accumulated investment in the Guaíba II project was approximately US$ 634 million, including acquisition of land representing approximately 75% of the total area required for the project.

Due to the increase in port services rendered to third parties and to the jointly-owned subsidiary Veracel, Portocel carried out works to expand, revamp, and enhance the Barra do Riacho Private Terminal, which were concluded in January 2009.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

(c)	Acquisitions and possible dispositions

On July 1, 2008, the Company acquired Boise Cascade do Brasil Ltda., renamed Aracruz Riograndense Ltda., for US$ 47 million, equivalent to R$ 74,952. The company, which had discontinued previously its manufacturing activities, owns assets that include timberlands, buildings, equipment, and industrial plant. The objective of the acquisition was to broaden the Guaíba II project forestry base. However, the land and timberlands belonging to Aracruz Riograndense Ltda. became surplus to the Company’s needs as it will optimize the Company’s forestry base in the state of Rio Grande do Sul using the timberlands owned by Votorantim Celulose e Papel S.A. (“VCP”). Consequently, on March 31, 2009, management approved the sale of Aracruz Riograndense S.A.

Currently, the Company is engaged in negotiations with potential buyers to sell the Guaíba assets. As at the date this financial information was prepared, negotiations were still in course.

On May 4, 2009 Aracruz subscribed to capital in Alícia Papéis S.A. b of the properties, by way of contribution of machinery and equipment that form the Aracruz unit at Barra do Riacho. The assignment of assets represents a mere internal reallocation of assets and was conducted at carrying amount determined in a book value Appraisal Report approved in a General Meeting of Alícia Papéis S.A. in accordance with Article 8 of Law 6404/76.

2	Presentation of the Interim Financial Information

The interim financial information as at and for the six-month periods ended June 30, 2009 and 2008 are unaudited. This condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our Consolidated financial position, results of operations and cash flows for the interim periods presented.

The condensed financial information should be read in conjunction with our financial statements prepared for the year ended December 31, 2008 and the accounting changes introduced in 2009 (Note 3). Our results for the six-months period ended June 30, 2009 are not necessarily indicative of the results be reported by us for the entire year ending December 31, 2009.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

(a)	Current operating environment

(i)	Debt arising from past derivative transactions

Between May and September 2008, the Company entered into derivative transactions with several banks, seeking to protect its export revenue cash flows. Due to the systemic crisis in the global financial markets which was aggravated in September 2008 upon the sharp devaluation of the Brazilian, the Company booked losses and unfavorable mark-to-market adjustments to reverse these derivative positions.

This resulted in (i) significant losses to the Company, (ii) default of loan covenants, and (iii) commencement of negotiations with the counter parties to refinance the obligations arising from the derivative transactions.

As reported in a notice to the market on November 3, 2008, the Company reached an agreement with the banks, counterparties to several derivative transactions, in order to reverse 97% of the exposure to the risk of further loss on these transactions, resulting in a total loss of R$ 4.16 billion (equivalent to US$ 2.13 billion at that date) resulting from mark-to-market adjustment of the transactions to their fair values.

Soon after this notice was issued, the Company started negotiations with the group of banks to restructure the terms and conditions of the obligations which was achieved as announced on January 19, 2009. As at June 30, 2009, the balance of the principal of the debt resulting from these transactions was R$ 4,108,173. On January 16, 2009, the Company signed a binding pre-agreement with the creditor banks, the terms and conditions of which were subsequently ratified in the final contract, signed on May 13, 2009 (Note 14).

On the same date, the Company concluded negotiations with the other creditor banks on the new terms of the loan agreement covenants (Note 14(e)). Through that date, the Company had not been in compliance with the loan agreement covenants as a result of the effects of the derivatives losses.

(ii)	Change in control

On January 20, 2009, the Votorantim Group, through VCP, informed that it had concluded negotiations with the members of the Lorentzen, Moreira Salles and Almeida Braga Families (the “Families”) to purchase approximately 28% of the voting capital of Aracruz for the amount of R$ 2.71 billion (equivalent to US$ 1.39 billion at that date). Subsequently, on March 5, 2009,

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

the Safra family exercised its tag along rights to sell its common shares in Aracruz to the Votorantim Group. Following the consummation of these transactions, VCP held, directly and indirectly, approximately 84% of the voting capital of Aracruz. On May 27, 2009, BNDESPar subscribed to shares in VCP, by way of contributing its common shares in Aracruz equivalent to 12.5% of Aracruz’s capital stock to VCP. As a result of this transaction, at June 30, 2009, VCP holds directly and indirectly approximately 96.5% of the voting capital of Aracruz. A corporate restructuring of the companies is planned, to permit VCP to merge the shares in Aracruz, resulting in Aracruz becoming a wholly-owned subsidiary of VCP.

(b)	Basis of presentation and summary of the main accounting practices

The interim financial information (Parent company and Consolidated) was prepared and are presented in conformity with Brazilian accounting practices, which include the Brazilian corporate law (Law 6404/76, as amended), the Accounting Pronouncements, Guidelines and Interpretations issued by the Brazilian Accounting Standards Setting Board (CPC) and the Rules and Resolutions issued by the Brazilian Securities Commission (CVM) and the Institute of Independent Auditors of Brazil (IBRACON).

Other than the fact that amortization of goodwill is no longer permitted as from 2009 (Note 12), there were no significant changes in the criteria for presentation of the interim financial information or in the accounting practices in relation to those presented in Notes 2 (b) and 3, respectively, and with respect to those used in the financial statements of the Company as at and for the year ended December 21, 2008.

As established in CVM/SNC/SEP Official Circular 01/2009 issued by the CVM, the Company has requested the CVM’s authorization to postpone the adoption of procedures to define its functional currency as established in paragraphs 11 to 16 of CPC No. 2 (Effects of Exchange Rates Changes and Translation of Financial Statements) from December 31, 2008 to December 31, 2009. The CVM board approved the request in official correspondence (Official Letter/CVM/SEP/GEA-2/ 081/09) received by the Company on March 17, 2009.

Additionally, CPC No. 2 requires that the Company evaluates whether the operations of its foreign subsidiaries are an extension of the Company’s activities, which should be presented combined with those of the Company. However, CFC Resolution 1164/09 postponed the implementation date for items 4 and 5 of NBC T No. 7 (Effects of Changes in Exchange Rates and Translation of Financial Statements). Accordingly, as authorized by the CVM, the Company opted to evaluate, and adopt, if applicable, items 4 and 5 of the NBC T No, 7 only at the date of the close of the fiscal year ending December 31, 2009.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

3	First-time Adoption of Changes in Accounting Practices Adopted in Brazil

The financial information for the six-month period ended June 30, 2009 is presented in accordance with the new Brazilian accounting practices, effective as from January 1, 2008, and, except for cessation of amortization of intangible assets with indefinite lives (including goodwill), are consistent with the financial statements for the year ended December 31, 2008.

The enactment of Law 11.638/07, and the issue of Executive Act 449/08, codified by Law 11.941/09, altered, revoked and added new provisions to Brazilian Corporate Law, especially in relation to Chapter XV, on accounting matters, starting January 1, 2008.

The interim financial information of the Parent company and its subsidiaries for the six-month period ended June 30, 2008, have been prepared in conformity with Brazilian accounting practices in effect through December 31, 2007 and, as permitted by CPC No. 13 - First-time Adoption of Law 11,638/07, and Executive Act 449/08, and by CVM 556/08, have not been restated for purposes of comparability to reflect adjustments arising from the changes in Brazilian accounting practices introduced at December 31, 2008.

The changes in accounting practices applicable to the Company are described in Note 2(b) to the annual financial statements of the Company issued on March 26, 2009. Management elected January 1, 2008 as the transition date for adoption of these changes in accounting practices and believes such changes did not materially affect the comparability of the financial statements.

4	Consolidation Principles and Practices

Consolidation procedures for the balance sheets and the statements of operations consist of the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (a) interest in own capital, reserves, retained earnings or accumulated deficit and investments; (b) balances of intercompany accounts and other assets and/or liabilities; (c) effects of significant transactions; (d) separate recording of minority shareholders’ interest in results and shareholders’ equity of subsidiaries; and (e) elimination of unrealized intercompany profits.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

The interim Consolidated financial information have been prepared in conformity with practices described in Note 2(b) and include the following companies with the same reporting dates:

Ownership interest - %
Pulp production
Veracel	50
Industrial activities
Alícia Papéis S.A.	100
Forestry and reforestation of eucalyptus
Mucuri Agroflorestal S.A.	100
Port services
Portocel	51
International distribution network
Aracruz Trading International Ltd.	100
Aracruz Celulose (USA), Inc.	100
Aracruz Trading S.A.	100
Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda.	100
Riocell	100
Manufacture of solid wood products
Aracruz Produtos de Madeira S.A. (*)	33.33

(*)	Ownership interest in Aracruz Produtos de Madeira S.A. corresponds to 1/3 of its shares and is recorded under the equity method.

Currently, the Company is engaged in negotiations with potential buyers to sell Aracruz Riograndense Ltd.

The Company invests a substantial portion of its short-term investments in mutual fund shares,(Note 5). Exclusive investment funds managed by independent fund managers are considered to be Special Purpose Entities - SPE’s, since the Company controls their operations and participates fully in their risks and rewards. To comply with CVM Instruction 408/04, the Company consolidated investment funds as at June 30, 2009 and March 31, 2009, presenting balances invested in exclusive investment funds separately by nature of the investments that comprise the assets of these funds.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

Pursuant to CVM Instruction 247/96, consolidation of Veracel was made proportionally to Aracruz’s interest in its capital (50%), because it is jointly controlled as defined in a shareholders’ agreement.

The Veracel condensed balance sheet and statement of operations accounts consolidated by Aracruz are as follows:

	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)
Cash and cash equivalents	1,276	963
Inventories	66,028	57,936
Property, plant and equipment	1,517,469	1,522,781
Other assets	208,491	263,427

	1,793,264	1,845,107

Trade accounts payable	16,181	23,440
Loans and financing	452,556	508,470
Other liabilities	17,447	17,782
Shareholders’ equity	1,307,080	1,295,415

	1,793,264	1,845,107

	Second quarter 2009	Second quarter 2008
	(Unaudited)	(Unaudited)
Net sales	74,568	92,597
Gross profit	15,982	13,188
Income from operations	7,771	882
Net income	11,666	(383)

5	Cash and Cash Equivalents and Investments

As at June 30, 2009, cash and cash equivalents and short and long-term investments of the Parent company and its subsidiaries and jointly-controlled company totaled R$ 614,934 (R$ 901,764 as at March 31, 2009), of which approximately 30% were denominated in foreign currency and 70% were denominated in local currency.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

	Consolidated - June 30, 2009
	Local currency	Foreign currency	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Cash and banks	5,288	9,712	15,000
Cash equivalents (i)	—	172,638	172,638
Short-term investments (ii)	418,602	2,202	420,804
Long-term investments	6,492	—	6,492

	430,382	184,552	614,934

	Consolidated - March 31, 2009
	Local currency	Foreign currency	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Cash and banks	59,672	10,234	69,906
Cash equivalents (i)	—	142,994	142,994
Short-term investments (ii)	680,293	2,270	682,563
Long-term investments	6,301	—	6,301

	746,266	155,498	901,764

(i)	Cash equivalents

As at June 30, 2009, cash equivalents totaled R$ 172,638 (R$ 142,994 as at March 31, 2009) and comprise mainly certificates of deposit (CDs) with original maturity of less than 90 days. The CDs are denominated in U.S. dollars, and are held with highly-rated financial institutions, for the most part through Aracruz Trading International Ltd.

(ii)	Short-term investments

Short-term investments as at June 30, 2009 and March 31, 2009 mostly comprised amounts in two exclusive funds and investments in bank certificates of deposit (CDBs) with original maturity of over 90 days. The assets of the funds mainly comprise CDBs, debentures linked to commitments, federal government securities, and others linked to the Interbank Certificate of Deposits interest rate held in highly-rated financial institutions and for which original maturity is between July 2009 and March 2014. The securities have daily liquidity and if redeemed early suffer no loss of principal or interest earned up to the redemption date. The exclusive funds do not entail significant financial obligations. Any obligations are limited to the service fees paid to the asset management companies employed to carry out investment transactions, audit fees, and other general and administrative expenses. No consolidated assets of the Company have been provided as collateral for these obligations and the creditors of the funds do not have recourse against the assets of the Company.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

	Parent company
Exclusive funds	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)
Federal government securities	235,266	338,467
Bank certificates of deposit	136,421	263,532
Debentures	31,537	43,797

	403,224	645,796

As at June 30, 2009, the Company had R$ 1,801 in investment funds outside the exclusive funds, in Certificates of Bank Deposits linked to the CDI rate. These investments have daily liquidity and mature between March 2010 and March 2011.

The Consolidated balance is higher than the Parent company balance by R$ 15,779 (R$ 23,721 as at March 31, 2009) and relates mainly to CDBs denominated in Brazilian Reais held at highly-rated financial institutions in Brazil and investments in foreign funds held through the Portocel and Aracruz Trading International Ltd., respectively.

6	Trade Accounts Receivable

	Parent company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Domestic customers	8,150	22,644	8,155	22,648
Foreign customers	—	—	—	—
Subsidiaries	771,434	798,078	—	—
Advances on export contracts	(136,612)	(162,064)	—	—
Other customers (third parties)	—	120	550,579	676,374

	642,972	658,778	558,734	699,022
Allowance for doubtful accounts	(1,827)	(1,827)	(8,900)	(10,217)

	641,145	656,951	549,834	688,805

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

An analysis of trade accounts receivable by due date is as follows:

	Parent company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Current	777,525	818,895	548,288	656,675
Up to 30 days past-due	212	59	575	30,611
31 to 60 days past-due	20	61	750	775
61 to 90 days past-due	—	—	18	835
Up to 91 days past-due	1,827	1,827	9,103	10,126

	779,584	820,842	558,734	699,022

7	Inventories

	Parent company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Pulp - finished product
At plants	46,623	28,261	63,424	36,237
Abroad	—	—	193,813	300,454
Paper - finished product	3,355	1,511	3,355	1,511
Raw materials	54,505	63,482	68,881	77,773
Maintenance materials and storeroom	111,016	110,456	145,208	150,099
Other	41	323	700	766

	215,540	204,033	475,381	566,840

8	Related Parties

Transactions between the Parent company and its subsidiaries, jointly-owned subsidiary and associate, such as purchases and sales of products, purchases of raw materials and services are eliminated upon consolidation. Financial transactions, such as intercompany loans and prepayment contracts, bear interest rates of LIBOR + 1% p.a. plus exchange rate changes and are also eliminated in the consolidation process.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

(a)	Subsidiaries and associates

(b)	Shareholder and related company

Transactions between the Company and the shareholder and related parties, mainly financing transactions, financial investments, and services rendered, are carried out under usual rates, amounts and terms that would be applicable to unrelated parties.

	Consolidated
	Shareholder
	Banco Nacional de Desenvolvimento		Total
	Econômico e	Banco
	Social - BNDES	Votorantim	June 30,	March 31,
	Note 14(a)	S.A.	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance sheet
Current assets	—	40,680	40,680	88,003
Current liabilities	151,107	—	151,107	185,200
Non-current liabilities	924,509	—	924,509	986,919

Transactions in the six-month period ended June 30, 2009
Financial income, net	—	1,965	1,965	3,509
Financial expenses, net	(25,291)	—	(25,482)	(2,070)
Freight expenses	—	—	—	7,567

Transactions with Banco Votorantim S.A. relate to investments in CDBs (R$ 29,666) and debentures (R$ 11,012).

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

9	Tax Credits and Provision for Income Tax and Social Contribution

(a)	Tax credits

	Parent company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Deferred income tax and social contribution
Tax loss carryforwards - income tax (i)	11,057	7,196	428,638	495,796
Tax loss carryforwards - social contribution (i)	4,044	2,704	6,092	5,186
Temporary differences (i)	—	—	—	—
Exchange rate changes taxed on a cash basis	(170,805)	117,544	(170,805)	117,544
Agribusiness investments	(26,955)	(39,222)	(26,955)	(39,222)
Temporarily nondeductible provisions	178,566	177,093	185,019	192,944
Effects of Executive Act 449/08	—	—	7,461	8,265
Gain (losses) on unsettled derivative transactions	551	44,864	551	44,864
Income tax on unrealized profit	—	—	11,592	21,055
Other	4,007	4,007	4,007	4,007

Recoverable taxes
State value-added tax (ICMS) (ii)	367,148	353,817	399,402	385,681
Allowance for loss of ICMS credits (ii)	(330,634)	(330,634)	(361,638)	(360,941)
Income tax for offset	134,150	131,610	162,590	164,926
Taxes on revenues (PIS and COFINS)	87,191	86,180	148,989	146,493
Income tax (IRRF) withheld on investments	6,961	1,493	24,490	18,209
Income tax to be withheld on investments	4,503	4,227	4,733	4,473
Income tax and social contribution - prepayments	—	—	1,798	774
Other	2,182	2,228	2,729	2,779

	271,966	563,107	828,693	1,212,833

Stated as
Current assets	212,741	195,067	278,902	269,691

Non-current assets - long-term assets
Deferred income tax and social contribution	465	314,186	434,008	829,384
Tax credits	58,760	53,854	115,783	113,758

(i)	Deferred income tax and social contribution tax credits are reported net as at June 30, 2009 and are attributable to tax loss carryforwards and temporary differences related to (i) unrealized foreign exchange gains/ losses taxed on a cash basis ,ii) adjustment to fair value of derivatives, (iii) temporarily nondeductible provisions, and (iv) investments in agribusiness activities. Budgeted estimates and disclosures required by CVM Instruction 371/02, as approved the Board of the Parent company and its subsidiaries and jointly-owned subsidiary indicate that realization of the tax credits as below:

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

	Parent company	Consolidated
Years	Income tax and social contribution	Income tax and social contribution
	(Unaudited)	(Unaudited)
2009	—	21,145
2010	465	52,771
2011	—	37,677
2012	—	33,000
2013	—	38,782
2014	—	42,285
2015	—	44,171
2016 to 2018	—	164,177

	465	434,008

(ii)	Since the enactment of Federal Supplementary Law 87/96, the Company’s Espírito Santo plant has been accumulating ICMS credits with that state resulting from the acquisition of assets used to manufacture pulp in view of its predominantly export business. Based on current state legislation, the Company was partially realizing such credits held with the State of Espírito Santo through sales operations.

Due to the change in shareholder control of the Company in the first quarter of 2009 (Note 2(a)), there are new opportunities to realize the ICMS credits. The Company therefore did not recognize an allowance for loss on ICMS credits arising in 2009. Nevertheless, it maintained 100% of the R$ 330,634 allowance for loss on the ICMS credits as at December 31, 2008, referring to tax credits from the State of Espírito Santo (Barra do Riacho Unit).

Included in the R$ 36,514 (R$ 23,183 as at March 31, 2009) of ICMS credits for which no loss allowance is recognized, R$ 6,227 (R$ 7,689 as at March 31, 2009) refers to ICMS credits of the Guaíba Unit, which are being offset routinely through this unit’s operations.

(b)	Reconciliation of income tax and social contribution expense

	Parent company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Income before income tax, social contribution, and minority interest	955,966	394,603	981,600	428,267
Statutory composite rate - 34%	(325,028)	(134,165)	(333,744)	(145,611)
Equity in investees/income (loss) of subsidiaries with different tax rates or not taxable	2,918	10,457	(44,232)	(8,461)
Depreciation, amortization, depletion, and write-offs - Article 2 of Law 8200/91	(6,299)	(1,301)	(6,299)	(1,301)
Tax effects of goodwill amortization - Prov. Act 449/08 (RTT)	19,138	—	19,138	—

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

	Parent company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Contributions and donations	(117)	(379)	(117)	(379)
Technological innovation	1,352	2,316	1,352	2,316
Other effects of permanent differences	603	1,508	4,296	2,115

Income tax and social contribution	(307,433)	(121,564)	(359,606)	(151,321)

Current	2,054	(14,466)	(4,009)	(41,856)

Deferred	(309,487)	(107,098)	(355,597)	(109,465)

10	Advances to Suppliers - Forestry Program

The Forestry Program is a partnership with farmers started in 1990 in the state of Espírito Santo and extended to other states such as Bahia, Minas Gerais, Rio Grande do Sul, and more recently, Rio de Janeiro, for the purpose of planting eucalyptus forests on the land of partners. Under the program, the Company provides technology, technical support, supplies, and financial resources, depending on the type of contract, in order to ensure the supply of wood for pulp production. Funds advanced amounted to R$ 263,506 as at June 30, 2009 (Consolidated R$ 295,255), compared with R$ 264,477 (Consolidated R$ 294,715) as at March 31, 2009, which will be recovered through the delivery of wood by producers.

11	Investments

	Veracel Celulose S.A.	Mucuri Agro- florestal S.A.	Portocel Teminal Especializado de Barra do Riacho S.A.	Aracruz Trading S.A.	Aracruz Celulose (USA) Inc.	Aracruz Trading Internacional Ltd.
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited )	(Unaudited)
In subsidiary, jointly-held as associated companies
Equity stake in voting capital - %	50.00	100.00	51.00	100.00	100.00	100.00

Information as of June 30, 2009
Subscribed and paid-in capital	2,634,950	78,300	12,784	190	390	39
Shareholders’ equity	2,614,160	76,175	44,461	268	33,672	100,672
Net income (loss) for the period	30,274	—	21,187	9	8,429	(34,342)

Changes in investments accounts
At April 1	1,295,415	76,175	9,957	308	29,176	160,788
Capital subscription	—	—	1,912	—	—	—
Equity pick-up	11,665	—	10,806	(40)	4,497	(60,139)

	1,307,080	76,175	22,675	268	33,673	100,649

Goodwill on acquisition of investment	50,305	—	—	—	—	—
Amortization/allocation of goodwill (ii)	(40,564)	—	—	—	—	—

	1,316,821	76,175	22,675	268	33,673	100,649

Other investments, substantially due to tax incentives	—	—	—	—	—	—

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

	Alícia	Aracruz	Ara Pulp Com. de	Riocell Trade,	Aracruz Produtos	2009
	Papéis	Riograndense	Exportação	a Limited	de Madeira
	S.A.	Ltda.	Unipesoal Ltda.	Parthership	S.A.	June	March
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
In subsidiary, jointly-held as associated companies
Equity stake in voting capital - %	100.00	100.00	100.00	100.00	33.33

Information as of June 30, 2009
Subscribed and paid-in capital	1,826,202	—	27	43	145,655
Shareholders’ equity	1,825,703	—	(9)	1,155	47,171
Net income (loss) for the period	(499)	660	1	6	(647)

Changes in investments accounts
At April 1	—	96,251	(9)	1,374	15,940	1,685,375	1,644,181
Paying in of capital (i)	1,826,202	—	—	—	—	1,828,114	—
Transfer of assets available for	—	(96,911)	—	—	—	(96,911)	—
Equity pick-up	(499)	660	—	(219)	(216)	(33,485)	41,194

	1,825,703	—	(9)	1,155	15,724	3,383,093	1,685,375

Goodwill on acquisition of investment	—	—	—	—	—	50,305	50,305
Amortization/allocation of goodwill (ii)	—	—	—	—	—	(40,564)	(40,564)

	1,825,703	—	(9)	1,155	15,724	3,392,834	1,695,116

Other investments, substantially due to tax incentives						3,222	3,222

						3,396,056	1,698,338

(a)	Parent company

(i)	Under the Company’s capitalization plan, during 2009 the Company subscribed to a capital increases of R$ 1,826,202 in Alícia Papéis S.A. and R$ 1,912 in Portocel.

(ii)	Goodwill arising on the acquisition of Veracel in the amount of R$ 50,305 was is justified based on expected future earnings, that is, the market value of assets, land, and forests, and estimated future earnings of the forestry business. Goodwill related to forests and estimated future earnings of the forestry business in the amount of R$ 40,564 was fully amortized up to March 31, 2006 in proportion to the depletion and use of tracts of land planted with eucalyptus. Such amortization was charged to the cost of cultivation of forests and recognized in the statement of operations in the year when the eucalyptus trees were harvested. Goodwill related to land in the amount of R$ 9,741 is expected to be realized only upon disposal of the asset.

Included in the R$ 839,305 of goodwill arising on the acquisition of Riocell S.A. in 2003, R$ 276,422 is primarily allocated to property, plant and equipment, while the unallocated portion of R$ 562,883 (future earnings of the business) is allocated to intangible assets (Note 12).

(b)	Consolidated

The consolidated balance of investments in associate, as at June 30, 2009, in the amount of R$ 15,724 (R$ 15,940 as at March 31, 2009) represents Aracruz’s interest in Aracruz Produtos de Madeira S.A. The portion of goodwill related to the market value of assets is allocated to property, plant and equipment in the Consolidated interim financial information (proportional consolidation of Veracel).

(c)	Assets available for sale

On March 30, 2009, Company’s management approved the decision to sell the investment in Aracruz Riograndense Ltda., since the timberlands are no longer required for the development plans of the Guaíba II project (Note 1).

The Company maintains an ongoing negotiation with potential buyers and has not accrued any loss on the planned disposal, since the market value of the total property, plant and equipment available for sale, principally land and forests, are higher than their carrying amount.

12	Intangible Assets

As approved by CFC Resolution 1157/09, as from 1 January 2009, the amortization of goodwill attributable to future profitability was discontinued. The unamortized goodwill of R$ 56,288 at that date, refers to the goodwill attributable to future profitability which arose on the acquisition of Riocell. This goodwill balance will be tested annually to determine whether its carrying value remains unimpaired, as required by Technical Pronouncement CPC No. 1 - “Impairment of Assets”.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

For the six-month period ended June 30, 2008, the goodwill amortization of R$ 56,288 was charged as an expense in the statement of operations.

The remaining balance of software on June 30, 2009, in the amount of R$ 11,545 (Consolidated R$ 16,392), is being amortized over five years.

13	Property, Plant and Equipment

		2009
		June			March
	Annual depreciation rates - %	Cost	Accumulated depreciation/ depletion	Net	Net
				(Unaudited)	(Unaudited)
Parent company
Lands	—	1,186,207	—	1,186,207	1,187,745
Industrial and forestry equipment	5.59	927,842	(400,807)	527,035	2,154,910
Forests		1,604,427	(368,640)	1,235,787	1,240,121
Buildings and improvements	4.05	504,911	(250,296)	254,615	465,304
Administrative and other assets	6.24	266,539	(189,412)	77,127	79,671
Advances for projects in progress		346,320	—	346,320	346,895
Construction in progress		360,655	—	360,655	345,472

Total Parent company		5,196,901	(1,209,155)	3,987,746	5,820,118

Subsidiaries
Lands		251,638	—	251,638	260,688
Industrial and forestry equipment	5.26	5,031,881	(2,650,735)	2,381,146	839,793
Forests		297,001	(82,981)	214,020	265,348
Buildings and improvements	4.19	1,009,475	(446,084)	563,391	382,004
Administrative and other assets	12.59	24,683	(11,644)	13,039	14,093
Advances for projects in progress		1,020	—	1,020	5,667
Construction in progress		68,456	—	68,456	48,473

Total Consolidated		11,881,055	(4,400,599)	7,480,456	7,636,184

	Parent company and Consolidated
	Second quarter 2009	Second quarter 2008
	(Unaudited)	(Unaudited)
Industrial and forestry	84,495	113,649
Operating expenses	1,072	960

Parent company	85,567	114,609

Industrial and forestry costs	61,933	25,244
Operating expenses	1,138	145

Consolidated	148,638	139,998

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

14	Loans and Financing

	Average annual interest rate at June 30, 2009	Parent company		Consolidated
		June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Local currency
Financing derived from losses on derivatives (iv)	12.70	1,506,277	1,588,681	1,505,900	1,588,681
Loans indexed to TJLP (i) (ii)	7.29	576,457	602,800	884,893	930,228
Loans indexed to basket of currencies (ii)	6.71	69,512	88,122	190,722	241,891
Export credit note (iii)	100 - CDI	—	—	85,981	97,275
Other loans and financing	6.75	10,586	10,413	10,586	10,413

Foreign currency (United States dollar)
Export prepayments (v)	2.48	2,643,756	3,240,576	2,643,756	3,240,576
Financing derived from losses on derivatives (iv)	3.82	—	—	2,582,084	3,138,512
Advances for exchange contracts (ACC)/ exchange forward advances (ACE)	5.59	94,460	62,019	240,907	235,910
Other loans and financings	1.78	—	—	13,074	15,447

Total loans and financings		4,901,048	5,592,611	8,157,903	9,498,933

Portion falling due short-term (including interest payable)		(420,236)	(418,210)	(920,569)	(1,018,758)

Portion falling due long-term
2010		180,140	263,741	406,228	638,815
2011		362,000	467,414	806,109	973,070
2012		488,559	524,401	931,920	1,028,550
2013		936,397	1,215,277	1,325,973	1,663,111
2014		1,032,936	1,152,047	1,347,517	1,521,546
2015 to 2017		1,480,780	1,551,521	2,419,587	2,655,083

		4,480,812	5,174,401	7,237,334	8,480,175

(i)	Long-term Interest Rate (TJLP) limited to 6% p.a. plus bank spread.

Maturities shown in this table reflect terms established in the final contract signed on May 13, 2009 with creditor banks to refinance the debt derived from derivative transactions and covenants discussed in items (iv) and (v) below.

(ii)	Loans from Brazilian Economic and Social Development Bank - (BNDES) (Shareholder)

In June 2001, Aracruz signed a financing agreement with BNDES which involved a total release of R$ 692,720, with repayment period from 2003 to 2009 and interest ranging from TJLP + 1.8% p.a. and basket of currencies + 3.3% p.a.

In December 2005, Aracruz signed a financing agreement with BNDES which involved a total release of R$ 140,441, with repayment period from 2007 to 2016 and interest ranging from TJLP + 3.5% to 4.5% p.a. and basket of currencies + 2% to 3% p.a.

In November 2006, Aracruz signed a financing agreement with BNDES which involved a total release of R$ 595.869 of which R$ 507,989 were released, with repayment period from 2009 to 2016 and interest ranging from TJLP + 1.9% to 2.9% p.a. and basket of currencies + 1.4% to 2.4% p.a.

The funding granted by BNDES to the Company is guaranteed by mortgage of the entire Guaíba Unit industrial complex, including land, buildings, machinery, equipment and implements.

As at June 30, 2009, Aracruz had financings from its shareholder in the total amount of (principal) R$ 641,938 (R$ 686,205 as at March 31, 2009), with repayment period from 2009 to 2016 and interest ranging from TJLP + 1.8% to 4.5% p.a. and basket of currencies + 1.4% to 3.3% p.a.

In August 2001, Veracel signed a financing agreement with BNDES which involved a total release of R$ 52,482, with repayment period from 2003 to 2010 and interest ranging from TJLP + 1.0% to 3.5% p.a. and Basket of Currencies + 3.5% p.a.

In January 2004, Veracel signed a financing agreement with BNDES which involved a total release of R$ 1,452,192, with repayment period from 2006 to 2014 and interest ranging from TJLP + 1.0% to 3.3% p.a. and basket of currencies + 3.3% p.a.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

As at June 30, 2009, considering only the portion guaranteed by Aracruz, equivalent to 50% of the financing obtained from the BNDES by Veracel, the total amount of principal outstanding by Veracel is R$ 427,928, with repayment period from 2009 to 2014 and interest ranging from TJLP + 1.0% to 3.5% p.a. and basket of currencies + 3.3% p.a.

(iii)	Export credit note

In May 2006, the subsidiary Portocel - Terminal Especializado de Barra do Riacho S.A. entered into a Export Credit Note transaction in the amount of R$ 104,000 (equivalent to US$ 50 million) in order to expand its port facilities. Interest is due at 100% of the CDI rate and payable semiannually with amortization of principal from June 2008 to December 2013. A cross currency interest rate linked to this transaction was also entered into under the same maturity terms, exchanging the interest rate for exchange rate fluctuations plus + 5.985% p.a. The outstanding balance as at June 30, 2009 was R$ 85,657 (R$ 94,014 as at March 31, 2009).

(iv)	Debt arising from derivative transactions

On May 13, 2009, the Company signed the final contract with creditor banks to pay the debt arising from transactions with derivatives in 2008. The main terms and conditions of the contract, ratifying the terms set out in the pre-contract agreement entered into in January 2009, are:

•	total repayment period of nine years, which may be reduced to seven years, depending on the operating performance of the Company and on the occurrence of liquidity events, as defined;

•	repayment of principal in semiannual installments starting June 30, 2009, and quarterly installments starting 2010, due at the end of each calendar quarter;

•	quarterly LIBOR plus initial spread of 3.5% p.a., with semiannual increases in the spread of 0.25% p.a. starting 2010, resulting in a weighted rate of LIBOR + 4.6% p.a.;

•	real guarantees on industrial and rural assets of the Barra do Riacho Unit, in Espírito Santo; and

•	pledge of 28% of the common shares of the Company.

The principal of the debt resulting from the reversal of derivatives at June 30, 2009 was R$ 4,108,172, of which R$ 1,526,088 is payable by the Parent company Aracruz Celulose S.A. and R$ 2,582,084 is payable by the subsidiary Aracruz Trading International Ltd. (March 31, 2009: R$ 4,699,092, R$ 1,572,333 and R$ 3,126,759, respectively).

Liabilities for Export Prepayment financing by the same creditor banks also were included in the above-mentioned final contract signed on May 13, 2009, subject to the same terms and conditions described in the preceding paragraphs. As at the contract date, such financing amounted to approximately R$ 1.145 billion (equivalent to US$ 587 million).

(v)	Export prepayment transactions

As at June 30, 2009, Aracruz had prepayment financing of R$ 2,635,062 (R$ 3,215,813 as at March 31, 2009) with various banks. These payables are subject to interest ranging from LIBOR + 0.62% to LIBOR + 3.5% p.a. and amortization of principal between June 2009 and December 2017. This balance includes the prepayments contracted with the same creditor banks involved in derivative transactions, and which were renegotiated with revised amortization periods.

(vi)	Covenants

Over the term of the agreement, the Company is obliged to comply with and observe limits for the following financial ratios, as measured quarterly in US GAAP financial statements/information:

(i)	debt/adjusted EBITDA;

(ii)	debt service coverage ratio.

The covenants agreed in the agreement signed with Banks, have been fully met by the Company through June 30, 2009.

15	Risk Management and Financial Instruments

(a)	Derivatives use policy

Approximately 98% of the Company’s sales are denominated in U.S. dollars, while half of its costs are incurred in Brazilian Reais. In order to protect its cash flow against the appreciation of the real against the U.S. dollar, the Company may enter into transactions with financial instruments such as derivatives.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

The objective of the Financial Risks management Policy is to protect the exposure of cash flows, measured by Earnings, before interest, tax depreciation and amortization (“ EBITDA”) in U.S. dollars, the market risks associated with fluctuations of foreign exchange rates, interest rates and the price of pulp, as well as credit risks, taking into account the possibility that the counterparties of Aracruz not honor their commitments. The Policy for the contracting of derivatives requires the following guidelines to be followed:

•	The instruments must be linked to an effective exposure (non-speculative hedge).

•	The instruments must not involve leverage.

•	The underlying asset has the same risk factor being protected.

•	Structured finance transactions with embedded derivatives are forbidden.

•	Minimum rating “AA-” (S&P/Fitch) or “Aa3” (Moody’s).

•	Maximum limits:

•

for currency exposure (US$ - U.S. dollar or EUR - euro), the Finance Committee can set minimum and maximum effective hedge for a maximum period of 12 months. For periods of more than 12 months, transactions must be approved by the Board of Directors;

•

for the exposure to interest rates, the Finance Committee may authorize the treasury function to carry out transaction for periods and at amounts consistent with the periods and amounts of the contracted debt;

•

for exposure to any other risk factor (including the pulp price), any transaction for periods up to 12 months, must be previously approved by the Finance Committee providing the stress test shows it does not represent more than 10% of EBITDA. Transactions that do not meet these requirements must be approved by the Board of Directors.

(b)	Risk management objectives and strategies

The Company, under its policy for management of financial assets, permanently seeks to maximize return in relation to risks. To accomplish this, criteria and indicators that demonstrate the adequacy of liquidity, market, and credit risks are established.

(i)	Liquidity risk

The Company’s objective in order to preserve financial liquidity is to maintain a ratio of 1.5 times the sum of cash, contracted credit lines, and free-cash flow in relation to debt principal maturing within 12 months, where cash should be equal to, at least, the amount of principal coming due.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

(ii)	Market risk

The Company seeks to limit loss of return as a result of the appreciation of the Brazilian Real. Swaps or non-deliverable forwards (“NDFs”) that result in a short position in U.S. dollars are used to accomplish this. Since part of the Company’s debt is denominated in U.S. dollars, currency swaps that may have exposure to interest rates are permitted.

(iii)	Credit risk

Because derivative transactions can generate gains (amounts receivable) for the Company these potential gains may generate exposure to credit risk in relation to counterparties. To mitigate this risk, transactions are limited to a notional value of US$ 50 million with each counterparty and maximum maturities of 1 year with banks based in the so-called G7 countries that have a rating equal to or higher than “A-”.

(c)	Risks associated with each market strategy, adequacy of internal controls, and parameters used to manage these risks and results obtained in relation to proposed objectives

The Company’s strategy in relation to derivatives is limited to protecting itself against interest rate fluctuations and appreciation of the U.S. dollar. The Company has three derivative transactions that fall under this strategy and which expose the Company to the following risks:

•

A sharp appreciation of the U.S. dollar could result in the fair value of derivative transactions increasing (that is, the Company losses increase) considerably as can be seen in the sensitivity table (item (f) of this Note).

•

A sharp drop in interest rates (TJLP and CDI) could also result in the fair value of derivative transactions increasing considerably (that is, the Company losses increase) as demonstrated in the sensitivity table (item (f) of this Note).

The Company believes that the main risk is of a significant appreciation of the U.S. dollar, which is supported by the sensitivity table (item (f) of this Note). However, since a significant portion of the Company’s sales are linked to the U.S. dollar, a possible loss on current derivative transactions (sold position in U.S. dollar) would be offset naturally by gains from Aracruz’s revenues which are billed in U.S. dollars. It is management’s practice to monitor indicators discussed in this note in previous and subsequent evaluations of transactions in order to minimize risks.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

(d)	Fair value of derivative contracts, criteria for evaluation and measurement, methods, and significant assumptions used to determine the fair value

Derivatives held by the Company are as follows:

•	A swap in which the Company receives TJLP plus interest and pays U.S. dollar plus interest. The fair value receivable as at June 30, 2009 is R$ 14,425, net of income tax.

•	A swap in which the Company receives CDI and pays U.S. dollar plus interest. The fair value receivable as at June 30, 2009 is R$ 15,032.

•

A swap with measurement in which the Company receives LIBOR plus interest and pays LIBOR plus a lower interest rate. Strikes are set in U.S. dollars and if the quotation is higher than strikes on measurement dates, the Company pays the difference between the quotation and the strike. The transaction has a cap (upper limit). The fair value payable as at June 30, 2009 is R$ 1,620.

The following procedure was adopted for calculating fair values on the U.S. dollar to TJLP swap:

•

The base value (R$) is adjusted by the TJLP up to June 30, 2009 and thereafter interest contracted to maturity is added (multiplying effective rate factor - FTE). The result of this procedure is the future value of the TJLP position. Then, the future value of the TJLP position is discounted to present value using the curve for the TJLP (obtained from the BM&F using Pre x TJLP and Pre x DI swaps). The result is the fair value of the Company’s long position.

•

The base value (US$) is adjusted by the interest rate contracted for the short position. The result of this procedure is the future value of the U.S. dollar position. Then, the future value of the U.S. dollar position is discounted to present value using the curve for the U.S. dollar (obtained from the BM&F using swaps U.S. dollar x DI). The result is the fair value of the bank’s long position.

•	Lastly, the difference between the fair value of the Company’s long position and the fair value of the bank’s long position is calculated. The result obtained is the fair value of the transaction.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

The following procedure was adopted for calculating the fair value of the U.S. dollar x CDI cross-currency interest rate swap:

•	The base value (R$) is adjusted by the CDI rate up to June 30, 2009. The result of this procedure is the fair value of the Company’s long position.

•

The base value (US$) is adjusted by the interest rate contracted for the short position. The result of this procedure is the future value of the U.S. dollar position. Then, the future value of the U.S. dollar position is discounted to present value using the curve for the U.S. dollar (obtained from the BM&F using U.S. dollar to DI swaps). The result is the fair value of the bank’s long position.

•	Lastly, the difference between the fair value of the Company’s long position and the fair value of the bank’s long position is calculated. The result obtained is the fair value of the transaction.

Aracruz used the Monte Carlo Model for calculating the fair value of the swap with measurement. In this case, possible trends for U.S. dollar price quotations are generated based on the quotation for the U.S. dollar and implicit volatility obtained from Bloomberg. Based on these quotations, possible payments or receipts are obtained on measurement dates. Then, these flows are discounted to present value using the BM&F fixed rate yield curve. The average of these present values represents the fair value of the transaction.

(e)	Amounts recorded in asset and liability accounts segregated by category, risk, and market strategy, for protection of assets and for trading

The fair value of outstanding derivative transactions and other related balances were recognized in the quarterly financial information as follows:

	Parent company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Current assets
US$ futures contracts
Interest rate swap contracts
CDI to US$	—	—	15,032	—
TJLP to US$	14,425	—	14,425	—

Total current assets	14,425	—	29,457	—

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

	Parent company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Current liabilities
US$ futures contracts
Transaction linked to export prepayment	1,620	78,978	1,620	78,978

Cross-currency interest rate swap contracts
CDI to US$	—	—	—	13,108

Total current liabilities	1,620	78,978	1,620	92,086

Non-current liabilities
Interest rate swap contracts
TJLP to US$	—	52,976	—	52,976

Total non-current liabilities	—	52,976	—	52,976

(f)	Amounts grouped by asset, benchmark index, counterparty, trading place, and maturity band

Counterparty	Asset	Benchmark index	Maturity band	Notional amount in Reais	Exposure in U.S. dollars
				(Unaudited)	(Unaudited)
Citibank	Conventional swap	Asset in TJLP Liability in US$	October 2010	331,594	170,000
HSBC	Conventional swap	Asset in CDI Liability in US$	July 2009 to December 2013	85,657	41,000
ING	Swap with measurement	Neutral in LIBOR Liability in US$	July to September 2009	584,610	300,000

The transactions informed in the above table are traded in the over-the-counter market.

The sensitivity table presented below considers possible future disbursements with detailed assumptions not reflecting the fair value of transactions:

Transaction	Risk	Probable scenario	Possible scenario - 25%	Remote scenario - 50%
		(Unaudited)	(Unaudited)	(Unaudited)
Swap with measurement (*)	Increase in U.S. dollar	189	(117,723)	(136,961)
Dollar to TJLP swap	Increase in U.S. dollar	42,396	(110,605)	(215,623)
Dollar to TJLP swap	Decrease in TJLP	42,396	37,478	32,547
Dollar to CDI swap	Increase in U.S. dollar	12,962	(10,156)	(33,276)
Dollar to CDI swap	Decrease in CDI	12,962	8,096	3,178

(*)	Transaction with cap set at R$ 2.50/US$.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

Assumptions for sensitivity analysis
Risk factor	Probable scenario	Possible scenario	Remote scenario
Dollar - exchange rate R$ = US$1	1.9487	2.4359	2.9231

TJLP - annual interest rate - %	6.25	4.69	3.13
CDI - annual interest rate - %	9.11	6.83	4.56

(*)	Sources - Banco Central/BNDES/CETIP.

(g)	Gains and losses in the period, grouped by main categories of risk assumed, segregated between those recorded in statement of operations and those recorded in shareholders’ equity

Analysis of Consolidated gains (losses) on derivative transactions for the quarters ended June 30, 2009 and 2008:

	Consolidated
	June 30
	2009	2008
	(Unaudited)	(Unaudited)
Sell target forward	(25,417)	32,138
Future US$ - BM&F	—	36,532
Interest rate swap	101,811	35,450
LIBOR swap (prepayment)	62,644	—
Non-Deliverable Forward - NDF	—	6,525

	139,038	110,645

(h)	Amounts and effects on statement of operations of transactions that no longer qualify as hedged asset transactions, and amounts transferred from shareholders’ equity as a result of the recognition of losses and gains on the hedged item

The Company did not adopt hedge accounting.

(i)	Main transactions and futures commitments covered by cash flow hedge, highlighting the periods expected to be affected by the foreseen financial impacts

The Company did not adopt hedge accounting.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

(j)	Amount and type of guarantee margins

Derivative transactions held by the Company do not require guarantee margins.

(k)	Detailed reasons for possible changes in classification of financial instruments

The Company did not present a change in classification of financial instruments.

Non-derivative financial instruments

(a)	Customer credit risk

The Company may incur losses due to financial difficulties of its customers that lead them to fail to honor their obligations with the Company. To reduce this risk, the Company has an all inclusive credit insurance policy and adopts specific policies for customers not covered under this policy. It may at times use risk mitigation mechanisms such as advance collections and letters of credit. The risk of the trade accounts receivable balance is monitored by management and expected losses identified are recognized in the allowance for doubtful accounts.

(b)	Financial institutions

The amount of cash investments allocated to financial institutions with a risk rating of “BBB+” is limited to US$ 50 million for each business group, up to 5% of consolidated shareholders’ equity for financial institutions that are part of the same business group. The amount invested in institutions with a risk rating of “BBB+” cannot exceed in aggregate 10% of funds invested in the country. In the case of a higher rating, the maximum amount will be up to 10% of the consolidated shareholders’ equity of financial institutions in the same business group and the total amount invested in each group is limited to 20% of the Company’s available cash. In cases where there are two or more ratings from different agencies, the highest is considered.

For banks for which the parent company is rated at least “A-”, there is no shareholders’ equity limit based on the local subsidiary of that bank, as long as there is sufficient evidence of the parent’s support of its branch’s obligations.

For institutions that are part of a financial conglomerate, whether an associate, subsidiary, or branch, consolidated financial statements of the respective business group is considered both for rating and for calculating the limits based on shareholders’ equity and total funding. Assurances provided by its shareholders will also be analyzed.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

(c)	Corporate credits

Minimum rating of “A-”, the maximum amount of US$ 20 million per security or asset issued up to 10% of the issue value. The amount allocated to corporate credits cannot exceed 20% of the Company’s available cash and the term for the investment cannot exceed 24 months.

(d)	Fair value of other financial instruments

Classification and measurement

The Company classifies its financial instruments as “trading” and which are marked-to-market and the results recognized in the statement of operations, pursuant to CPC No. 14.

Financial instruments are adjusted to fair value, when applicable, based on market or contractual interest rates. Resulting changes in carrying value of the financial instruments are recognized in the statement of operations.

As the debt portfolio contains transactions with BNDES/Rural Credits and as most of that debt was recently renegotiated, the fair value of such debt approximates its carrying amount.

The fair values of financial instruments as at June 30, 2009 are as follows:

	Parent company		Consolidated
	Carrying amount	Fair value	Carrying amount	Fair value
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	2,966	2,966	15,000	15,000
Cash investments	—	—	172,638	172,638
Short - and long-term investments	411,517	411,517	427,296	427,296
Trade accounts receivable	641,145	641,145	549,834	549,834
Liabilities
Trade accounts payable	193,971	193,971	232,530	232,530
Advances from subsidiary	2,193,042	2,193,042	—	—
Short - and long-term financing (including interest)	4,901,048	4,901,048	8,157,903	8,157,903

The Company’s debt portfolio includes export prepayments, BNDES, export credit notes and rural credit. Currently such debts are not quoted nor are they contracted in ways which permit ready determination of their fair values for the purposes of marking them to market.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

(e)	Consolidated balance sheet classified by currency/index

	June 30, 2009
	U.S. dollar	Other currencies	Local indices (*)	Not indexed	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Current assets	786,665	1,813	458,067	896,694	2,143,239
Non-current assets	—	—	61,293	867,168	928,461
Permanent assets	—	—	—	7,572,082	7,572,082

	786,665	1,813	519,360	9,335,944	10,643,782

Current liabilities	689,984	36,738	272,371	256,979	1,256,072
Non-current liabilities and minorities	4,848,171	153,985	2,702,342	108,767	7,813,265
Shareholders’ equity	—	—	—	1,574,445	1,574,445

	5,538,155	190,723	2,974,713	1,940,191	10,643,782

	March 31, 2009
	U.S. dollar	Other currencies	Local indices (*)	Not indexed	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Current assets	887,330	2,577	702,792	942,248	2,534,947
Non-current assets	—	—	62,631	1,253,131	1,315,762
Permanent assets	—	—	—	7,729,235	7,729,235

	887,330	2,577	765,423	9,924,614	11,579,944

Current liabilities	886,157	47,994	322,677	236,990	1,493,818
Non-current liabilities and minorities	5,982,358	193,896	2,819,145	125,370	9,120,769
Shareholders’ equity	—	—	—	965,357	965,357

	6,868,515	241,890	3,141,822	1,327,717	11,579,944

(*)	TJLP, SELIC, IGP-M, and CDI.

16	Provision for Contingencies and Legal Obligations in Litigation

	Consolidated
	Opening balance	Addition/ reversal	Inflation adjustment	Payments	Accumulated balance	Escrow deposits linked to accrued litigation	June 30, 2009	March 31, 2009
							Net provision	Net provision
							(Unaudited)	(Unaudited)
Labor (a)	40,735	(670)	955	(317)	40,703	(17,350)	23,353	24,260
Civil	622	(124)	14	(114)	398	—	398	622
Social contribution (d)	242,642	—	4,147	—	246,789	—	246,789	242,642
PIS/COFINS (c)	177,399	—	1,839	—	179,238	—	179,238	177,399
Others (i)	32,165	—	131	—	32,296	(14,910)	17,386	17,325

	493,563	(794)	7,086	(431)	499,424	(32,260)	467,164	462,248

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

The Parent company and its subsidiaries, jointly-owned subsidiary, and associate are parties to tax, civil, and labor lawsuits as well as other ongoing litigation in which matters are being challenged at both the administrative and judicial levels and, when applicable, are backed by escrow deposits. Supported by the position of its legal counsel, management believes that the legal actions taken in each situation are sufficient to protect the shareholders’ equity of the Company, subsidiaries, jointly-owned subsidiary, and associate and no additional provision is required as at June 30, 2009.

In addition to the recorded provisions, the Company is involved in other tax, civil, and labor litigations, mostly prior to 2009 and for which no solution is foreseen in the near term. These lawsuits in the approximate amount of R$ 595 million (R$ 550 million in the Parent company) are considered as possible loss for which a reserve is not required, as supported by the assessment of the Company’s legal counsel.

Escrow deposits that represent restricted assets of the Parent company and its subsidiaries represent amounts deposited and held by the courts until there is resolution of the litigation to which they are linked. Escrow deposit balances for which no provision for contingencies was recorded totaled R$ 13,498 for the Parent company and R$ 22,796 in the Consolidated financial information as at June 30, 2009 (R$ 12,264 and R$ 21,477, respectively, as at March 31, 2008) and are classified under Escrow deposits in noncurrent assets.

(a)	Labor

The principal labor lawsuits are for claims of underpayment of inflation adjustments, resulting from the effects of miscellaneous anti-inflation economic plans, to the fine of 40% on the FGTS severance pay indemnity fund for dismissed employees, and for health and safety premiums.

As at June 30, 2009, the Parent company had provisions of R$ 30,500 (Consolidated - R$ 40,700) to cover probable unfavorable labor-related suits, as well as escrow deposits of R$ 16,500 (Consolidated - R$ 17,350).

(b)	Brazilian Social Security (INSS)

In March 1997, the Company received notifications of approximately R$ 3,000 from the Brazilian Social Security Institute (INSS) related mainly to employee housing benefits. Inspectors considered that the below market charges to employees for rental of Company housing were a fringe benefit (salary in kind). Consequently, the INSS claims that social security payments were underpaid due to the alleged under-reported benefits. The Company is involved in a Declaratory Action challenging these notifications in order to have the notifications annulled. The Superior Court of Justice decided in favor of the Company on the special appeal for one of the lawsuits based on the arguments presented by the Company.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

As at June 30, 2009, the Company had escrow deposits of R$ 3,600. Based on the position of its outside legal counsel, which considers the likelihood of loss in this lawsuit to be remote, no provision was recorded to cover the likelihood of the Company’s position not prevailing.

(c)	Taxes on revenue (PIS/COFINS)

The Company obtained a court injunction against increasing the range of revenues on which these taxes are payable (the so-called broadening of the tax base for calculation of these taxes). The injunction also covered the increase of the COFINS tax rate introduced by Law 9.718/98, on the grounds of unconstitutionality. A favorable decision was issued in November 2001. However, due to unfavorable court decisions at the time for other taxpayers in similar lawsuits, on August 29, 2003 the Company decided to partially withdraw the lawsuit filed. It then chose to enroll in the PAES program - a special extended-term installment program for payments of the liability, totaling R$ 56,241 - introduced by Law 10.684/03. The current balance of unpaid taxes is R$ 59,300. The Company, however, continues to challenge the payment of these taxes which were levied on exchange gains.

There have, however, been decisions rendered by the Federal Supreme Court (STF), which ruled that the change in the basis for calculation of the PIS and COFINS is unconstitutional. Consequently, despite having withdrawn its original lawsuit, the Parent company filed for a restraining order to assure its right not to pay the PAES installments relating to such modification, and the petition was granted. The amount relating to the PAES installments that were not paid as a result of such court order, for the months from July 2006 through June 2009, is approximately R$ 24,200, including applicable indexation/ interest charges based on the TJLP rate. In February 2009, the Superior Court of Justice (STJ) handed down its decision in favor of the Parent company determining that the decision of the Second District Federal Court be overturned, which had approved the above cited partial withdrawal of the lawsuit originally filed.

The amount disputed in relation to inflation adjustment in the months from February 1999 to September 2003 is R$ 179,238 as at June 30, 2009 (R$ 177,399 as at March 31, 2009), including appropriate inflation updates using the SELIC rate and is fully included in the provision for contingencies and legal obligations under litigation.

In September 2007, supported by the position of its legal counsel, Company management had reversed the amount of R$ 73,800 of the reserve relating to the levy of such taxes on exchange gains, in view of the provisions contained in Article 150, paragraph 4, of the Brazilian National Tax Code (CTN).

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

Given the decisions issued by the STF in similar cases, recognizing the unconstitutionality of the modification in the base for calculation of the PIS and COFINS, which has been repeatedly followed by court and administrative jurisprudence, making the issue virtually a settled matter, the Company’s management is convinced that the likelihood of loss in this case is remote. Nonetheless, due to the December 31, 2007 pronouncement of IBRACON, as at December 31, 2007, the Company adopted a conservative approach and restored the portion of the provision previously reversed.

(d)	Social contribution - not chargeable on export revenues

In September 2003, the Company obtained a restraining order that gave it the right to not pay social contribution on export revenues, as well as assuring it of the right to utilize for offset against other tax payables, such taxes which had been paid on export revenues in the past. The amounts of such tax which had been overpaid, were indexed using the SELIC interest rate, and totaled R$ 246,789 as at June 30, 2009 (R$ 242,642 as at March 31, 2009), for which a provision was recorded. The Company is awaiting a decision on the appeal filed by the Brazilian federal government.

(e)	Income Tax - deductibility of the social contribution from taxable income

On June 29, 2005, the Parent company was assessed for having considered social contribution taxes as deductible from taxable income for purposes of computing income tax for fiscal years 2000 and 2001. The related loss accrual as at June 29, 2005 was supplemented by the amount of R$ 3,600, bringing the total loss accrual to R$ 38,000 as at that date.

In July 2005, in view of previous court decisions, the Company decided to pay the amount assessed and therefore reverse the corresponding provision for loss. However, before payment, it recalculated the amount payable and determined the amount to be only R$ 24,400. The Company then filed an administrative challenge alleging that it was being overcharged by the difference between the amount of the assessment and R$ 24,400 which it had settled. Nevertheless, the assessment was upheld at the first administrative level of hearings on this challenge by the Company. The Company has appealed against this decision and is awaiting judgment thereon. Based on the position of its outside legal counsel, which assesses the likelihood of an unfavorable outcome in this lawsuit as remote, no reserve was recognized. Furthermore, despite having paid the assessment, the Company has maintained a lawsuit challenging the alleged non-deductibility of social contribution from taxable income for the purposes of computing income tax.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

(f)	Income tax / social contribution - full offset of tax loss carryforwards

On June 29, 2005, the Company was assessed for having offset 100% of taxable income in calendar years 2000 and 2001 with tax loss carryforwards for income tax / social contribution purposes. The assessment also covered the full offset, in fiscal year 2000, of the tax losses generated under the BEFIEX (export incentive) program over the period in which it was eligible to enjoy the benefits of that program. The Company challenged the assessment at the first administrative level but the claims against the Company were upheld. The Company then appealed this decision and in June 2008 obtained a favorable decision from the Finance Ministry’s Board of Tax Appeals (CCMF), which unanimously ruled that the assessments levied by the tax authorities were without basis.

As a consequence of the decision above, the Company, as supported by its outside legal counsel, assessed that the likelihood of loss regarding such contingency to be remote. Accordingly, as at June 30, 2008, the provision for interest and fines on these assessments was reversed by crediting the Company’s statement of operations with R$ 29,928 and R$ 14,416 in Financial expenses and Other operating expenses, respectively.

(g)	State Value-added Tax (ICMS)

On October 20, 2006, the Company received notifications from the Espírito Santo State Finance Department, in the amount of R$ 75,800, basically alleging the noncompliance with ancillary obligations and incorrectly applied credits for the State Value-added Tax (ICMS) on supplies and property, plant and equipment. The Company elected to pay part of the amount assessed but challenged R$ 75,500, of which R$ 11,600 was subsequently decided in favor of the Company. In March 2008 the Company was served process in tax collection lawsuits arising from three notifications where the courts ruled unfavorably in the amount of R$ 58,500, and appeals were filed. On January 13, 2009 the Company received tax assessments issued by the Finance Secretary of the State of Espírito Santo, in the amount of R$ 22,000. Similarly to the notifications received in 2006, these assessments claim non-compliance with ancillary obligations and incorrect recognition of ICMS credits on consumable goods and property, plant and equipment. The Company chose to pay a part of the value assessed by the tax authority and challenged the amount of R$ 22,000. Based on the formal opinion of its outside legal counsel, which considers the likelihood of loss in this case to be remote; no reserve was recorded to cover the likelihood of the Company’s position not prevailing.

(h)	Public civil lawsuits - eucalyptus forest tracts in the State of Grande do Sul

In 2007 a number of Non-Governmental Organizations - NGOs together with the Federal Public Prosecution Office in the State of Rio Grande do Sul filed two Public Civil Lawsuits

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

challenging the validity of the procedures adopted by the State Environmental Protection Agency (FEPAM) when issuing environmental licenses for eucalyptus plantations in that state. A restraining order was initially granted, determining that FEPAM should suspend the issuance of environmental licenses for planting eucalyptus tracts and transferring jurisdiction for this to IBAMA (the Brazilian Environmental Agency). The order was suspended by the Fourth Federal District Court at the request of the state’s government. The Company believes that such suspension will be confirmed by the court’s definitive decision on the merits of the case. Based on the opinion of its outside legal counsel, who assesses the likelihood of loss as possible, and in view of the impossibility to accurately estimate the amount involved in the demands, no reserve was recorded to cover possible unfavorable outcomes.

(i)	Other

Based on the position of its outside legal counsel, the Parent company also has a reserve for other tax contingencies where the likelihood of loss is assessed as probable in the total amount of R$ 29,600 (Consolidated - R$ 32,700 relating to tax and civil matters involving the subsidiaries and jointly-owned subsidiary). For these other contingencies, the Parent company has escrow deposits of R$ 24,500 (Consolidated - R$ 32,800).

17	Shareholders’ Equity

(a)	Capital and reserves

Subscribed and paid-up capital as at June 30, 2009 and March 31, 2009 is R$ 2,871,781, represented by 1,032,554,000 registered shares without par value, of which 455,391,000 are common shares, 27,957,000 are class A preferred shares, and 549,206,000 are class B preferred shares. Class A shares can be converted into class B shares, but not into common shares, at any time at the discretion and cost of the shareholder. The conversion ratio is 1:1 (one class A share per one class B share). Company shares are in the custody of Banco Itaú S.A.

The market value of common shares and class A and class B preferred shares, based on the last quotation, available through June 30, 2009, was R$ 14.95, R$ 4.00 and R$ 2.91 per share, respectively.

Under the Company’s bylaws, preferred shares are nonvoting, but are entitled to capital reimbursement in the event of Company liquidation. Preferred shares are entitled to dividends 10% higher than dividends paid on each common share, but without receiving priority over common shares. Without prejudice to such right, class A preferred shares are entitled to receive priority of minimum dividends of 6% p.a. on the portion of capital represented by such shares.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

	Common shares	Class A preferred shares	Class B preferred shares

Voting	Yes	No, except when no dividends are paid during three consecutive years, in which case, shareholders are granted a vote dividends arrears are paid.	No, except when no dividends are paid during three consecutive years, in which case, shareholders are granted a vote dividends arrears are paid.

Privileges	None

Priority in capital reimbursement if the Company is liquidated.

Right to receive dividends 10% higher than dividends paid on common shares.

Priority in receiving minimum dividends of 6% p.a. on the capital represented by such shares, equitably divided among such shares.

Priority in capital reimbursement if the Company is liquidated. Right to receive dividends 10% higher than dividends paid on common shares.

Conversion features	None	Can be converted into class B preferred shares, but not into common shares, at any time, at the discretion of the shareholder, who will bear the conversion costs. Conversion ratio 1:1.	Cannot be converted into class A preferred shares or common shares.

Tag along right (right of minority shareholders to dispose of shares on terms linked to those enjoyed by majority shareholders)	80% of purchase price to be paid to the controlling shareholders upon the sale of the control block.	None	None

(b)	Dividends and interest on own capital

Company bylaws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as provided for by Brazilian Corporate Law.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

Brazilian companies are permitted to pay limited amounts of interest attributable to capital to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend (in the accounting records and statutory statements included in Financial expenses and deducted before arriving at net income). Interest attributable to capital is treated as a dividend for purposes of the mandatory dividend payable. A 15% tax is withheld and paid by upon credit of the interest. In compliance with tax legislation, interest on own capital was recorded under financial expenses and for financial statement reporting purposes, reclassified as a deduction from retained earnings.

Pursuant to Law 9.249, of December 26, 1995, during 2008 the Company opted to pay to shareholders interest on own capital calculated on shareholders’ equity limited to the daily pro rata fluctuation of the TJLP, in the amount of R$ 155,000. In the first half of 2009, the Company opted not to pay interest on own capital.

(c)	Treasury shares

As at June 30, 2009, the Company held in treasury 483,000 common shares and 1,483,000 class B preferred shares, the market values per share of which, as at that date, were R$ 14.95 and R$ 2.91, respectively.

18	Pension Plan - ARUS

ARUS - Fundação Aracruz de Seguridade Social is a nonprofit, close-end pension fund which operates as a multi-sponsor fund. In September 1998, the previously existing pension plan was replaced by a defined contribution pension plan (“Arus Pension Plan”).

The Company is a sponsor of the Arus Pension Plan. During the second quarter of 2009, Aracruz’s total contribution to the plan was R$ 2,037 (R$ 1,795 in 2008).

Should the sponsor withdraw from the Arus Pension Plan, the sponsor’s commitment calculated pursuant to Resolution 06/88 is fully covered by the assets of the plan.

19	Insurance (Unaudited)

In view of the nature of its operations, the Company adopts the policy of contracting insurance coverage according to the different known risks (manufacturing, forests and port). Based on systematic risk analyses together with modern insurance techniques, the Company contracts insurance based on the maximum possible loss and on the loss of income concept, which corresponds to the maximum amount subject to destruction in a single event.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

As at June 30, 2009, the Company’s assets were insured against operational risks for a total amount of approximately R$ 3.5 billion (equivalent at that date to US$ 1.8 billion), corresponding to the maximum compensation threshold per event.

20	Tax Incentive - ADENE

As Aracruz is located within the jurisdiction of the Northeast Development Agency (ADENE) and inasmuch as the pulp and paper industry is considered a priority for the development of the region (Decree 4.213 of April 16, 2002), in December 2002 the Company claimed and was granted by the Federal Revenue Service (SRF) the right to a business income tax deduction and nonrefundable surcharges on the operating profit of its plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), after the approval by ADENE of the related Incentive-Grant Reports.

On January 9, 2004, the Company received Official Letter 1406/03 from the Extrajudicial Administrator of the former Northeast Development Authority (SUDENE), informing that “pursuant to re-examination by the Legal Advisors of the Ministry for Integration as regards the scope of the tax incentive previously granted” it considered that the benefit previously granted to and utilized by Aracruz to be unjustified, and was thereafter revoked.

During 2004 and 2005, ADENE issued several acts canceling the tax benefits, which were repeatedly challenged and/or contested by the Company, although so far no final court decision has been issued in relation to the merits of the claim.

Nevertheless, in December 2005 the SRF issued a notification requiring the payment related to the tax incentives utilized until then, plus interest, but without any fine, totaling R$ 211,000. The Company filed an objection against this notification but the SRF notification was upheld at the first administrative level. Aracruz appealed against this decision and in September 2008 the Board of Tax Appeals partly accepted the assessment made by the tax authorities. However, it recognized the Company’s right to utilize the tax incentive up to the year 2003, although it revoked the right to use the tax incentive in 2004. With this, the Board of Tax Appeals reduced the assessment to R$ 47,000. The Company is presently awaiting the publication of this decision so that it can file an appeal against the decision regarding 2004.

The Company’s management, supported by the position of its legal counsel, believes that the decision to cancel the tax benefits is incorrect and should be annulled, both as regards the benefits already utilized and for the remaining benefit period.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

As regards the benefits utilized through 2004 (R$ 142,858 as at December 31, 2004), management understands, based on the opinion of its legal counsel, that the requirement to pay back such benefits is without merit, as the Company utilized the benefits strictly within legal parameters then applicable and in conformity with SRF Acts and the Incentive-Grant Reports issued by the ADENE.

As regards the remaining benefit periods, which extend through 2012 (plant C) and 2013 (plants A and B), management and its legal counsel understand that it is illegal to revoke benefits granted contingent upon the compliance with preset conditions (implementation, expansion or modernization of industrial undertaking), and that such vested rights to utilize the benefits are ensured until the end of the periods set forth in the Law and in the acts granting the benefits.

Even though the Company is confident of the legitimacy of its rights, in light of the events that occurred in 2004 and 2005, reflecting ADENE’s and SRF’s intention to cancel the tax benefits, the Company decided to adopt a conservative approach and discontinue the recording of the utilization of tax benefits starting 2005, until such a final court decision is issued.

The likelihood of an unfavorable outcome in relation to the tax benefits already utilized through 2003 is assessed as remote by management and its legal counsel. As regards the tax benefits already utilized in 2004 and those to be utilized starting 2005, the likelihood of an unfavorable outcome is assessed as possible and, as a result, no provision has been recognized.

21	Reconciliation of Parent Company and Consolidated Shareholders’ Equity and Net Income (Loss)

	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)
Shareholders’ equity
Shareholders’ equity - Parent company	1,596,947	1,006,229
Unrealized income	(52,069)	(86,568)
Unrealized shipping expenses	17,976	24,641
Income tax and social contribution on unrealized results	11,591	21,055

Shareholders’ equity - Consolidated	1,574,445	965,357

Net income (loss)
Net income - Parent company	589,902	250,753
Unrealized income (loss)	34,499	22,597
Unrealized shipping expenses	(6,665)	(3,048)
Income tax and social contribution on unrealized (realized) income (loss)	(9,464)	(6,647)

Net income - Consolidated	608,272	263,655

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

22	Commitments

(a)	Acquisition of chemical products (take-or-pay contract)

Through December 31, 2008, the Company had a commitment to purchase a minimum amount of chemicals from Canexus Química Brasil Ltda. . From 2009, under the contract, the Company is no longer required to take a minimum supply of chemicals.

(b)	Wood supply

The Company entered into a barter contract with Suzano Papel e Celulose S.A. (“Suzano”) to borrow 1,700,000 cubic meters of eucalyptus wood, which were received through September 2005. The remaining balance as at June 30, 2009 is 160,000 cubic meters (197,000 cubic meters as at March 31, 2009) of eucalyptus wood and, based on its present forest cultivation costs, the Company has recorded R$ 1,691 (R$ 2,083 as at March 31, 2009) in liabilities. The contract provides for the return to Suzano of an equivalent volume on similar operating conditions until the end of 2009.

On August 8, 2008, the Company entered into a new timber loan contract with Suzano to borrow 400,000 cubic meters of eucalyptus wood. The 401,000 cubic meters received are based on the current forest cultivation costs and tree harvesting costs of the Company, which reported related liabilities of R$ 13,254. The contract provides for the return of an equivalent volume of timber on similar operating conditions starting July 2010.

(c)	Behavioral adjustment commitment - indigenous communities

In the first half of 1998 the Company signed Behavioral Adjustment Commitments under which the Company, the National Amerindian Foundation (FUNAI), and the Indigenous Communities recognize the legitimacy of Ministry of Justice Administrative Rules 193, 194 and 195, all dated March 6, 1998, which determined the expansion of the Indian reservations by 2,571 hectares of land belonging to Aracruz. The Company committed to provide financial aid to the Indigenous Communities Associations through social, agricultural, educational, housing and health projects, up to an amount of approximately R$ 13,500 (historical amount), monthly adjusted for inflation based on the higher of the general market price index (IGP-M) or the consumer price index (IPC), or any other index that replace them. The amount of this financial aid should have been disbursed over a 20-year period, contingent upon the accomplishment of certain clauses and terms.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

Even though the Behavioral Adjustment Commitments were still in force, in 2005 some members of the Indigenous Communities invaded forest areas and the Company’s plants. As the invasion represented a breach of the Behavioral Adjustment Commitments by the indigenous communities, the Company, after having notified the Indigenous Communities Associations, the FUNAI and the Public Prosecution Office Federal, suspended all its commitments starting May 2005.

Until May 2005 and while the Behavioral Adjustment Commitments were being complied with, the Company had transferred R$ 9,597 to the Indigenous Communities.

On February 17, 2006, FUNAI published Resolutions 11 and 12 approving the conclusion of a working group set up under FUNAI Administrative Rule 1299/05, which recommended expansion of the current Indian reservations by approximately 11,000 hectares, and assured Aracruz the right to harvest the eucalyptus timber standing on the planted areas, some 6,800 hectares of forest, as an indemnity for the property improvements made by the Company. Confident in the legitimacy of its rights, the Company filed an objection against such Resolutions on June 19, 2006. Early in 2007, the Minister of Justice, who has the authority to decide on the matter, returned the administrative proceeding to FUNAI, determining that more in-depth studies should be conducted “for the purpose of preparing an appropriate proposal that reconciles the interests of all parties concerned”.

On August 27, 2007, through Administrative Rules 1463 and 1464, the Ministry of Justice accepted the conclusions of the Working Group set up under FUNAI Administrative Rule 1299/05 and confirmed the expansion of the indigenous territories by 11,000 hectares, 98% of which, i.e., approximately 10,700 hectares, corresponded to land owned by Aracruz.

The land dispute involving Aracruz and the indigenous communities of Espírito Santo came to a conclusion at the end of 2007. On December 3, a final Behavioral Adjustment Commitment was signed at the Ministry of Justice in Brasilia, which encompasses the rights and obligations of each party (Aracruz, the indigenous community and FUNAI) in the process of transferring approximately 11,000 hectares of land to the indigenous communities and assuring that all the eucalyptus wood planted in the area, approximately 6,800 hectares of forests, will be harvested by the Company as compensation for improvements made. Expansion of the indigenous reservations still requires ratification by decree to be signed by the President of the Republic, when land title and ownership will be effectively transferred.

The agreement, which was monitored by all the authorities involved in the negotiation process, including the Attorney General and FUNAI, which engaged an independent firm to carry out the physical demarcation of the land, prescribes that both parties waive any present or future actions on this matter. The agreement was ratified in March 2008 by the Federal Court of Linhares, State of Espírito Santo.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

Before the execution of the agreement, the terms and conditions of the Behavioral Adjustment Commitment were submitted to the indigenous communities and approved at a meeting held on October 16, 2007 and ratified by them at another meeting held on November 28, 2007 as recommended by Convention 169 of the International Labor Organization (ILO) on indigenous and tribal communities, of which Brazil is a signatory.

Aracruz considers the settlement a sustainable solution that seeks a balance between the different interests of the parties concerned, to the extent that it makes it feasible for the Indians to expand their land while providing the Company with the legal security that such reservation will not be expanded in the future.

(d)	Guarantees and collaterals

As at June 30, 2009, guarantees and collateral provided to investees and a jointly-owned subsidiary, related to third-party loans and litigation, are as follows:

Veracel	427,928
Portocel	85,657

513,585

(e)	Compliance with legislation

Forestry and manufacturing activities of the Company are subject to Federal and State environmental legislation. Management is confident that it has complied with all the applicable environmental regulations, in all its material aspects.

23	Sales by Geographic Area

The Company’s sales classified by geographic area are as follows:

	Parent company		Consolidated
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Asia	249,052	135,707	314,373	227,329
North America	135,132	234,366	277,329	323,259
Europe	97,619	212,937	223,357	422,487
Other	841	627	841	627

	482,644	583,637	815,900	973,702

Geographic areas are determined based on the location of customers.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

24	Financial (Income) Expenses

	Parent company		Consolidated
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Financial (income) expenses
Net indexation charges /foreign exchange losses on assets	93,184	16,661	212,998	52,150
Expenses on financial transactions	102,286	56,789	127,174	48,263
Interest on own capital	—	85,000	—	85,000
Other financial expenses (income)	8,483	(15,428)	9,597	(13,042)
Net indexation credits /foreign exchange gains on liabilities	(947,571)	(307,879)	(1,095,124)	(188,832)
Gains on derivative transactions	(133,106)	(91,024)	(139,038)	(110,645)

Income from cash investments	(15,084)	(20,360)	(15,985)	(22,199)
Other financial income	(2,628)	(3,867)	(3,016)	(6,477)

Total financial income, net	(894,436)	(280,108)	(903,394)	(155,782)

25	Other Operating Expenses (Income)

	Parent company		Consolidated
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
ICMS Canexus	2,559	5,208	2,559	5,208
Allowance for (reversal of) losses on tax credits	—	17,919	969	19,587
Reserve for labor lawsuit	969	1,398	969	1,414
PIS/COFINS	(6,229)		(6,229)	—
Net sale of property, plant and equipment	(4,443)	(2,571)	(4,677)	(2,571)
Goodwill amortization on acquisition of investment - Riocell (Note 12)	—	28,144	—	28,144
Write-off of receivables of bankrupt customer	—	2,537	—	2,537
Reversal of accrued BEFIEX fine	—	(14,416)	—	(14,416)
Other, net	(2,924)	(1,253)	(2,106)	2,344

	(10,068)	36,966	(8,515)	42,247

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

26	Compensation of Key Management Personnel

During the three-month periods ended June 30, 2009 and 2008, management compensation was charged to expense as follows:

	Parent company		Consolidated
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Board of directors’ compensation	235	580	235	580
Management fees and executive committee’s compensation	1,279	3,273	1,348	3,338

	1,514	3,853	1,583	3,918

There were no significant changes in the criteria for variable compensation (share-based payment) of the Company’s executives, compared to those presented in Note 26 to the annual financial statements of the Company issued March 26, 2009.

The Company has no post-employment benefits or contract termination benefits.

During the second quarter of 2009, there were no significant transactions between the Company and key management personnel.

The Annual Shareholders’ General Meeting held on April 30, 2009, approved the limit of total management compensation by up to R$ 18,500 for fiscal 2009.

27	Subsequent Event

On July 1, 2009, VCP launched on the BOVESPABM&F a Mandatory Tender Offer (OPA) for the remaining common shares of Aracruz outstanding in the market, for a price equivalent to 80% of the amount paid to the former controlling shareholders for each of the Company’s common shares. VCP acquired 89% of the total registered common shares in circulation through this tender offer.

Aracruz Celulose S.A.

Notes to the Consolidated Interim Financial Information

for the six-month periods ended June 30, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

28	Authorization to Complete the Interim Financial Information

The Company’s Board of Directors authorized the completion of this interim financial information on July 14, 2009, so that subsequent events occurring until this date that might have impacted on the interim financial information are herein considered.

*     *     *

RECONCILIATION OF ARACRUZ SHAREHOLDERS’ EQUITY AND LOSS FOR THE YEAR

PREPARED UNDER U.S. GAAP TO THAT PREPARED UNDER BRAZILIAN GAAP AS AT

AND FOR THE YEAR ENDED DECEMBER 31, 2008 (UNAUDITED)

Aracruz has historically filed financial statements prepared in accordance with U.S. GAAP for SEC purposes. Because it is expected that following the Stock Swap Merger Aracruz will be deregistered under the Exchange Act and will no longer file Annual Reports on Form 20-F, Aracruz has not prepared U.S. GAAP financial statements for any period after December 31, 2008.

However, Aracruz is required to, and has prepared and filed with the CVM, unaudited interim condensed financial statements prepared in accordance with BR GAAP as at and for the six-month period ended June 30, 2009 in Brazil pursuant to the Brazilian Corporation Law and CVM regulations. As this information has been made available in Brazil, we have included in this prospectus the financial statements and financial information of Aracruz as at June 30, 2009 and March 31, 2009 and for the six-month periods ended June 30, 2009 and 2008 prepared in accordance with Brazilian GAAP.

U.S. GAAP differs in certain significant respects from Brazilian GAAP. Accordingly, the Brazilian GAAP financial statements and financial information of Aracruz contained in this prospectus differ from the U.S. GAAP financial statements and financial information of VCP and Aracruz, that also are included in this prospectus. Gains and losses also arise on translation of U.S. dollar financial statements into Brazilian reais. For the convenience of the reader, we have also included an unaudited reverse reconciliation of Aracruz’s shareholders’ equity and loss for the year as prepared in accordance with U.S. GAAP and presented in United States dollars to that prepared in accordance with Brazilian GAAP and presented in Brazilian reais as at and for the year ended December 31, 2008 and a narrative description of the principal differences between U.S. GAAP and Brazilian GAAP as they were applicable to Aracruz as at and for the year ended December 31, 2008, and of the gains and losses arising on translation from U.S. dollars into Brazilian reais.

For none of the other periods presented in this prospectus has a reconciliation from U.S. GAAP to Brazilian GAAP of any financial statements or financial information of either VCP or Aracruz presented in this prospectus been prepared for the purpose of this prospectus or for any other purpose. Investors should consult their own professional advisors for an understanding of the differences between U.S. GAAP and Brazilian GAAP, and how those differences might affect the financial information included herein.

The reconciliation of Aracruz’s consolidated U.S. GAAP and Brazilian GAAP shareholders’ equity as at December 31, 2008 and loss for the year then ended is presented below:

		As at December 31, 2008
		(in millions)
		(unaudited)
Shareholders’ equity:
Consolidated shareholders’ equity reported under U.S. GAAP		U.S.$	938
Capitalized interest	(1)	U.S.$	(13)
Goodwill	(2)	U.S.$	(179)
Deferred income tax	(3)	U.S.$	74
Loss on translation, net	(4)	U.S.$	(408)

Consolidated shareholders’ equity reported under Brazilian GAAP		U.S.$	412
Exchange rate as at December 31, 2008 (to U.S.$ 1.00)		R$	2.3370

Consolidated shareholders’ equity reported under Brazilian GAAP		R$	962

		For the Year Ended December 31, 2008
		(U in millions)
		(unaudited)
Statement of Operations:
Loss for the year reported under U.S. GAAP		U.S.$	(1,239)
Amortization - goodwill	(2)	U.S.$	(61)
Deferred income tax	(3)	U.S.$	26
Loss on translation, net	(4)	U.S.$	(1,024)

Loss reported under Brazilian GAAP		U.S.$	(2,298)

Average exchange rate during 2008 (to U.S.$ 1.00)		R$	1.8335

Loss reported under Brazilian GAAP		R$	(4,213)

NARRATIVE DESCRIPTION OF RECONCILIATING ITEMS BETWEEN U.S. GAAP AND

BRAZILIAN GAAP APPLICABLE TO ARACRUZ CELULOSE S.A. (UNAUDITED)

The consolidated financial statements of Aracruz have been prepared in accordance with U.S. GAAP, which differ in certain respects from Brazilian GAAP applied in its statutory financial statements prepared in accordance with Brazilian Corporation Law, as described below:

(1) Capitalized interest and depreciation thereof

Under U.S. GAAP, in accordance with SFAS 34, “Capitalization of Interest Costs”, interest incurred on loans is capitalized by the weighted average cost, to the extent that loans do not exceed construction in progress, added to the individual assets and depreciated over their useful lives. Under U.S. GAAP, the amount of interest capitalized excludes: (i) the indexation gains and losses associated with the loans and financing in foreign currency; and (ii) charges resulting from currency derivatives.

Under Brazilian GAAP, interest and financial charges have only been capitalized with respect to loans and financing that have been obtained specifically for the purpose of acquiring or constructing qualifying assets.

(2) Goodwill and its amortization

Under U.S. GAAP, pursuant to SFAS No. 141, “Business Combinations” have been accounted for by the purchase method of accounting. The cost of an acquired entity is allocated to assets acquired, including identifiable intangible assets and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of the purchase consideration of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill.

Before Brazilian Law no. 11,638/07, Brazilian GAAP as it applied to the acquisition of subsidiaries, determined that, if the fair value of the property, plant and equipment of the acquired company exceeded the net book value, the goodwill relating to this excess is amortized over the remaining useful lives of the related assets. The remaining difference between the purchase price paid and the book value was recorded as goodwill, which was amortized generally on a straight-line basis over a ten-year period if supported by projections of future profitability.

The enactment of Law no. 11,638/07 and the publication of “CPC 04” - “Intangible Assets” and “CPC 13” - “Initial Compliance with Law no. 11,638/07 and Executive Act no. 449/08”, modified Brazilian GAAP and became effective as at December 31, 2008. A new caption, intangibles, has been created under Noncurrent Assets which comprises (i) intangibles assets with finite useful lives subject to amortization, and (ii) intangible assets with indefinite useful lives subject annually to an impairment test (including goodwill).

Consequently, U.S. GAAP adjustments include the reversal of the intangible and related amortization recorded under Brazilian GAAP, and the recognition and amortization of the fair value adjustments as required by the purchase method.

SFAS No. 142 “Goodwill and Other Intangible Assets” addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination after reducing to zero the amounts that otherwise would have been assigned to certain acquired assets.

The goodwill recorded by Aracruz is principally composed of goodwill acquired as part of the Riocell acquisition in 2003. No differences between U.S. GAAP Brazilian GAAP were recognized as part of the initial acquisition accounting. The difference is primarily related to amortization of the goodwill for Brazilian GAAP purposes.

As from January 1, 2009, goodwill attributable to future profitability is no longer amortized under Brazilian GAAP, as determined by “CPC 04” - “Intangible Assets”.

(3) Deferred income tax

Under U.S. GAAP, in accordance with SFAS No. 109, “Accounting for Income Tax”, Aracruz recognizes a deferred tax liability in respect of goodwill which was amortized under Brazilian GAAP, and treated as a tax deductible expense, but was not amortized under U.S. GAAP. A lesser portion of deferred income tax liabilities or assets are also recognized for other temporary differences between U.S. and Brazilian GAAP such as operating loss and tax credit carryforwards in each tax jurisdiction.

As allowed by Brazilian GAAP, through December 31, 2008, goodwill was amortized on a straight-line basis over 10 years and the charge is treated as tax deductible. As from January 1, 2009, goodwill attributable to future profitability is no longer amortized under Brazilian GAAP, as determined by “CPC 04” - “Intangible Assets”.

(4) Gains or Losses on Translation from the U.S. dollars reported under U.S. GAAP to the Brazilian reais reported under Brazilian GAAP

Aracruz has reported and filed with the SEC its U.S. GAAP financial statements in U.S. dollars since 1994 when the SEC permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated for purposes of U.S. GAAP. The U.S. dollar has been used as the Aracruz’s functional currency as, in the opinion of the Aracruz’s Board of Directors and Management, the U.S. dollar has been, and remained through December 31, 2008, the currency in which it principally operated as well as being Aracruz’s primary unit of economic measure. The U.S. dollar amounts have been remeasured from Brazilian reais in accordance with the criteria set forth in SFAS No. 52, “Foreign Currency Translation”. Remeasurement gains and losses are recognized in the statement of operations and non-monetary assets and liabilities (such as inventory and property, plant and equipment) are converted at the historical exchange rate rather than at the end of period exchange rate.

Through December 31, 2007, Brazilian GAAP did not address the concept of functional currency. This was introduced into Brazilian GAAP by “CPC 02” - “Effects of Exchange Rate Changes and Translation of Financial Statements”, effective for the year ended December 31, 2008. CPC 02 also required Aracruz to determine how foreign currency-denominated transactions and foreign operations should be recorded in the financial statements.

However, Aracruz did not adopt CPC 02 in 2008 as it had requested and received relief from the CVM, effectively permitting it to use the Brazilian real as its functional currency for the year December 31, 2008. Consequently, the amounts referred to as Brazilian GAAP in the unaudited reverse reconciliation do not consider the effects of CPC 02, but are the amounts reported in Aracruz’s statutory Brazilian GAAP financial statements presented in Brazilian reais, as permitted with the relief granted by the CVM.

Aracruz became a fully consolidated subsidiary of VCP in January 2009. This fact, together with plans to integrate the operations of the Companies, constituted a triggering event which caused Aracruz to reassess and change its functional currency to the Brazilian real prospectively for U.S. GAAP effective January 1, 2009.

Although this translation convention is not a difference between generally accepted accounting principles, the reporting currency differences do result in differences between Shareholders’ Equity and Loss for the year reported under U.S. GAAP and that reported under Brazilian GAAP. These differences are discussed as follows:

Brazilian reais Inflation and exchange rate variances in Brazilian GAAP

As mentioned above, Aracruz did not use the U.S. dollar as its functional currency when preparing its Brazilian GAAP financial statements presented in Brazilian reais as at December 31, 2008 and for the year then ended, pursuant to the requirements of CPC 02. Accordingly, in the Brazilian reais financial statements reported under Brazilian GAAP, transactions and balances denominated in the U.S. dollar generate foreign exchange variances which do not exist in the U.S. dollar U.S. GAAP financial statements, in which the functional currency is the U.S. dollar. These reconciling items result from currency remeasurement and are not GAAP differences.

A similar situation occurs in the U.S. dollar U.S. GAAP financial statements, where transactions and balances denominated in the Brazilian reais generate foreign exchange variances which do not exist in the Brazilian GAAP financial statements, in which the functional currency adopted as at and for the year ended December 31, 2008 is Brazilian reais. As mentioned above, these reconciling items result from currency remeasurement and are not GAAP differences.

Effects of exchange rates on U.S. GAAP reporting in U.S. dollars of non-monetary assets and related depreciation / depletion

For the purposes of the reverse reconciliation of Aracruz’s Shareholders’ Equity as at December 31, 2008 and the Loss for the year then ended from the U.S. dollar amounts reported under U.S. GAAP to the Brazilian reais amounts reported under Brazilian GAAP, the remeasurement of the reconciled U.S. dollar amounts under Brazilian GAAP to the Brazilian reais amounts reported under Brazilian GAAP was made as follows:

•	The reconciled U.S. dollar balance of Brazilian GAAP Shareholders’ Equity as at December 31, 2008 was remeasured into Brazilian reais at the exchange rate in effect at December 31, 2008; and

•	The reconciled U.S. dollar balance of Brazilian GAAP Loss for the year ended December 31, 2008 was remeasured into Brazilian reais at the average exchange rate during the year ended December 31, 2008.

Under U.S. GAAP, non-monetary assets are reported in U.S. dollars at the historical exchange rates on the date of their acquisition or construction. The remeasurement of these historical U.S. dollar amounts into Brazilian reais at the exchange rates in effect at December 31, 2008 results in a significant reconciling difference between the remeasured balance and the historical Brazilian reais amounts recorded in the statutory records under Brazilian GAAP. This difference is due to the change in the Brazilian reais/U.S. dollar exchange rate between the various dates on which each of the respective assets was acquired or constructed and December 31, 2008. The principal asset affected by such variances is property, plant and equipment, but goodwill, inventory and advances for suppliers are also significant assets affected. These reconciling items result from currency remeasurement and are not GAAP differences.

The Loss for the year is the result of transactions, charges and credits and includes items originally reported in U.S. dollars under U.S. GAAP at exchange rates in effect on the respective transaction dates, including charges reported for depreciation, amortization, gains and losses on the disposition or write-off of property, plant and equipment, as well as inventory items reported in cost of sales, all of which are expressed in U.S. dollars at the historical exchange rates in effect on the original dates of purchase or acquisition of the underlying assets. The use of the average exchange rate for the year ended December 31, 2008 in the reverse reconciliation to remeasure the Loss for the year in U.S. GAAP in Brazilian reais is designed to approximate the historical Brazilian reais amounts recorded in the statutory records under Brazilian GAAP. These reconciling items result from currency remeasurement and are not GAAP differences.

Annex A

As filed with the Securities and Exchange Commission on October 28, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Commission file number 1-15018

Votorantim Celulose e Papel S.A.

(Exact name of Registrant as specified in its charter)

Votorantim Pulp and Paper Inc.

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Alameda Santos, 1357, 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

Marcos Grodetzky

Financial & Investor Relations Officer

Phone: (55 11) 2138-4287

Fax: (55 11) 2138-4066

Email: ir@vcp.com.br

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:

Preferred Shares, without par value	New York Stock Exchange*

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share of Preferred Stock	New York Stock Exchange

* Not for trading purposes but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of stock of Votorantim Celulose e Papel S.A. as of December 31, 2008:

105,702,452	Shares of Common Stock
95,658,964	Shares of Preferred Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒            Accelerated Filer  ☐            Non-accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

EXPLANATORY NOTE

This amendment to the annual report on Form 20-F of Votorantim Celulose e Papel S.A., or the Company, for the fiscal year ended December 31, 2008, filed on June 30, 2009, is being filed solely for the purpose of correcting the Report of Independent Registered Public Accounting Firm, on Internal Control over Financial Reporting of Aracruz Celulose S.A., which accompanies our audited consolidated financial statements, to delete the sixth paragraph thereof, which was inadvertently included in the Report of Independent Registered Public Accounting Firm and which does not appear in the report originally issued by such Independent Registered Public Accounting Firm and included in the annual report on Form 20-F of Aracruz Celulose S.A. for the year ended December 31, 2008 filed on June 30, 2009.

Therefore, our annual report for the fiscal year ended December 31, 2008 is amended to correct the Report of Independent Registered Public Accounting Firm, on Internal Control over Financial Reporting of Aracruz Celulose S.A., which accompanies our audited consolidated financial statements, to delete the sixth paragraph thereof.

Except as described above, no change has been made to our annual report on Form 20-F. The filing of this amended annual report does not, and does not purport to, amend, update or restate the information in any other item of the annual report on Form 20-F filed on June 30, 2009 or reflect any events that have occurred after the filing of the annual report on Form 20-F on June 30, 2009.

PART III

ITEM 17. FINANCIAL STATEMENTS	A-132

ITEM 18. FINANCIAL STATEMENTS	A-132

ITEM 19. EXHIBITS	A-132

INTRODUCTION

All references in this annual report to:

•	“VCP,” “we,” “our”, “us” and the “Company” are to Votorantim Celulose e Papel S.A. and its consolidated subsidiaries (unless the context otherwise requires);

•	“Votorantim group” are to the group of companies, including VCP, controlled by the Ermírio de Moraes family;

•

“Votorantim Investimentos Industriais”, or “VID,” are to our immediate parent company and the holding company of the Votorantim Group; Votorantim Participações S.A. or “VPAR” controls three areas of the Group’s business: Votorantim Industrial, Votorantim Finance and Votorantim New Businesses, each of them containing one or more business units;

•	“BNDESPar” are to BNDES Participações S.A.—BNDESPar, a wholly owned subsidiary of BNDES, the Brazilian economic and social development bank owned by the Brazilian federal government;

•	“Nova” are to Nova HPI Participações Ltda., a company of the Votorantim group;

•	the “Ermírio de Moraes family” are to the families of Antonio Ermírio de Moraes, Ermírio Pereira de Moraes, Maria Helena de Moraes Scripilliti and José Ermírio de Moraes (in memoriam);

•	the “Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“US$,” “dollars” or “U.S. dollars” are to United States dollars;

•	“ton” and “MT” are to one metric ton (1,000 kilograms). One kilogram equals approximately 2.2 pounds;

•	“BEKP” are to bleached eucalyptus kraft pulp;

•	“ADSs” are to our American Depositary Shares, each one of our ações preferenciais, or preferred shares;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

•

“Brazilian GAAP” are to accounting practices adopted in Brazil, which are based on Brazilian corporate law (Law No. 6,404 of December 15, 1976, as amended by Law No. 10,303 of October 1, 2001 and by Law No. 11,638 of December 2007), the rules and regulations of the CVM, and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil, the Brazilian Institute of Independent Accountants, or IBRACON and the Brazilian accounting standards board, the Comitê de Pronunciamentos Contábeis, or the CPC;

•	“Commission” are to the Securities and Exchange Commission; and

•	“U.S. GAAP” are to generally accepted accounting principles in the United States.

As used in this annual report, one hectare equals approximately 2.471 acres and one kilometer equals approximately 0.621 miles. References in this annual report to nominal production capacity or production capacity mean annual projected capacity for which the facility was designed, with the facility operating under optimal conditions, 24 hours a day, for 365 days a year and subject to reductions in rates of production for scheduled maintenance only. Actual production capacity will vary depending on operating conditions, the grades of pulp or paper produced and other factors.

PRESENTATION OF FINANCIAL AND OTHER DATA

We maintain our books and records in reais, which are the basis for our statutory financial statements (not included in this annual report), prepared under Brazilian GAAP, which are used to determine income taxes and mandatory minimum dividend calculations. We have also prepared consolidated balance sheets at December 31, 2008 and 2007 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the years ended December 31, 2008, 2007 and 2006, all stated in U.S. dollars in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our U.S. GAAP financial statements are included in this annual report. The selected financial information at and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 are derived from our audited U.S. GAAP financial statements. You should read the selected financial information together with our financial statements, including the notes thereto, included elsewhere in this annual report.

Our reporting currency in this annual report for all periods is the U.S. dollar. As a result of the remeasurement of amounts to U.S. dollars and other adjustments related to the differences in the accounting principles between U.S. GAAP and Brazilian GAAP, the amounts of net income and shareholders’ equity as reported in our audited consolidated financial statements presented herein differ from those included in our statutory accounting records.

The commercial selling rate in Brazil is used in this annual report rather than the noon buying rate in New York City as reported by the Federal Reserve Bank of New York because the noon buying rate was not consistently reported for reais during the periods shown in this annual report. The U.S. dollar equivalent information presented in the annual report should not be construed as implying that the real amounts represent or could have been or could be converted into U.S. dollars at these or any other rate. See “Item 3—Key Information—Selected Financial Data—Exchange Rates” for information regarding exchange rates applicable to the Brazilian currency since 2003.

We make statements in this annual report about our competitive position and market share in, and the market size of, the pulp and paper industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. We derive this third-party information principally from reports published by BRACELPA—Associação Brasileira de Celulose e Papel (the Brazilian Association of Pulp and Paper), RISI (Resource Information Systems Inc.), PPPC (Pulp and Paper Product Council), which are a monthly report on the pulp markets, and Hawking Wright, a specialized consulting firm in the pulp market. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3D—Key Information—Risk Factors” “Item 4B—Information on VCP—Business Overview” and “Item 5—Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our principal export markets;

•	changes in market prices, customer preferences, competitive conditions and general level of demand for our products;

•	our management’s expectations and estimates concerning future financial performance, financing plans and the effects of competition;

•	our level of debt;

•	anticipated trends in the pulp and paper industry, including changes in capacity and industry price movements;

•	our capital expenditure plans;

•	variations in interest rates, inflation and in currency exchange rates, including the real;

•	our ability to produce and deliver our products on a timely basis;

•	existing and future governmental regulation, including environmental laws, tariffs on pulp and paper imports and import tax policies in Brazil;

•	our ability to successfully undertake or complete expansion projects and to manage the engineering, construction and regulatory challenges and costs involved in such projects; and

•	other risk factors as set forth under “Item 3D—Key Information—Risk Factors.”

The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward looking information, events and circumstances discussed in this annual report might not occur and are not guarantees of future performance. Our actual results and performance could differ substantially.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents a summary of our selected financial and operating data at the dates and for each of the periods indicated. You should read the following information together with our financial statements, including the notes thereto, included elsewhere in this annual report, “Presentation of Financial and other data” and “Item 5—Operating and Financial review and prospects”.

	For the Years Ended December 31,
	2008	2007		2006		2005		2004
	(U.S. dollars in millions, unless otherwise indicated)
STATEMENT OF OPERATIONS DATA
Net operating revenues:
Domestic sales	721		709		685		564		512
Export sales	645		624		632		566		498

Total net operating revenues	1,366		1,333		1,317		1,130		1,010
Operating costs and expenses:
Cost of sales	934		887		813		654		518
Selling, marketing, general and administrative	215		202		199		193		161
Gain on exchange of assets, net	—		(955)		—		—		—
Other, net	17		13		20		36		6

Total	1,166		147		1,032		883		685

Operating income	200		1,186		285		247		325

Non-operating income (expenses):
Financial income (expenses), net	(78)		91		18		(40)		(29)
Foreign exchange gain (loss) and unrealized gain (loss) on swap, net	(593)		214		(4)		(5)		12

Total	(671)		305		14		(45)		(17)
Income (loss) before taxes on income and equity in affiliates	(471)		1,491		299		202		308

Income tax (expense) benefit	198		(56)		(4)		8		(36)
Deferred income tax expense on gain on exchange of assets	—		(327)		—		—		—

Income (loss) before equity in affiliates	(273)		1,108		295		210		272
Equity in earnings (losses) of affiliates	(132)		113		77		54		31

Net income (loss)	(405)		1,221		372		264		303

Net income applicable to preferred stock	—		618		188		124		143
Net income (loss) applicable to common stock	(405)		603		184		140		160

Net income (loss)	(405)		1,221		372		264		303

Basic an diluted earnings (losses) per share or ADR (in U.S. dollars):(1)
Preferred	—		6.28		1.97		1.46		1.67
Common	(3.83)		5.71		1.79		1.33		1.51
Weighted average number of shares outstanding (in thousands):
Preferred	96,888		98,444		92,240		85,451		85,773
Common	105,702		105,702		105,702		105,702		105,702
Dividends and interest attributable to capital per share (in U.S. dollars):(2)
Preferred	—	US$	0.70	US$	0.80	US$	0.45	US$	0.58
Common	—		0.64		0.72		0.41		0.52

	As at December 31,
	2008		2007		2006		2005		2004
	(U.S. dollars in millions)
BALANCE SHEET DATA
Cash and cash equivalents	US$	280	US$	565	US$	405	US$	261	US$	151
Trading securities		43		—		—		—		—
Available for sale securities		—		176		365		446		—
Held-to-maturity investments(3)		—		—		—		—		278
Property, plant and equipment, net		3,866		3,916		1,945		1,758		1,443
Investment in affiliates, including all goodwill		289		1,009		900		596		249
Total assets		5,230		6,405		4,404		3,731		2,644
Short-term debt(4)		438		211		242		132		79
Long-term debt, including current portion		1,649		1,353		1,299		1,364		866
Shareholders’ equity		2,525		3,883		2,275		1,737		1,498

	For the Years Ended December 31,
	2008		2007		2006		2005		2004
	(U.S. dollars in millions, except for percentages)
OTHER FINANCIAL DATA
Gross margin		31.6%		33.5%		38.3%		42.1%		48.7%
Operating margin(5)		14.6%		89.0%		21.6%		21.9%		32.2%
Capital expenditures(6)		660		353		248		247		218
Acquisition of interest in equity affiliate(7)		—		—		36		275		—
Depreciation and depletion		160		143		193		117		89
Cash flow provided by (used in):
Operating activities		388		333		382		234		277
Investing activities		(507)		(145)		(113)		(626)		(170)
Financing activities		116		(113)		(107)		505		(258)

	For the Years Ended December 31,
	2008		2007		2006		2005		2004
OPERATIONAL DATA
Number of employees (at year end)(8)		3,010		2,857		3,498		3,620		3,624
Nominal production capacity (thousand metric tons):
Pulp		1,425		1,415		1,480		1,400		1,400
Paper		415		365		640		635		610
Sales volumes (thousand metric tons):		1,591		1,597		1,611		1,493		1,459
Domestic market:		635		630		591		506		515
Market pulp		289		228		109		80		80
Paper		346		402		482		426		435
Printing and writing and Coated		219		287		371		331		338
Other specialty papers(9)		127		115		111		95		97
International market:		956		967		1,020		987		944
Market pulp		911		870		832		787		764
Paper		45		97		188		200		180

(1)	Based on the weighted average number of shares outstanding for each period. Following the reverse stock split of our shares and ADSs on October 18, 2004, we have retrospectively adjusted all shares and ADS data to reflect the reverse split. For additional information on earnings per share, see Note 2(l) to our audited consolidated financial statements and “Item 5A—Operating Results.”
(2)	Dividends and interest attributable to capital paid per shares in U.S. dollars. Dividends and interest attributable to capital per share were adjusted to reflect the reverse stock split that occurred in October 2004.
(3)	Includes current and non-current portions.
(4)	Excludes current portion of long-term debt.
(5)	The 2007 percentage includes the non-recurring gain of US$ 955 million related to the exchange of assets.
(6)	Represents cash expenditures for acquisition of property, plant and equipment and excluding the financial income derived from Três Lagoas construction deposit trust investments in 2008 of US$ 32 million. Disbursements from this trust may be only for property, plant and equipment related to this project.
(7)	Includes the excess of the cost of investment over the underlying fair value of net assets on the acquisition of a 23.03% indirect interest in Ripasa S.A. Celulose e Papel (Ripasa) in 2005 for US$ 275 million. In July 2006, VCP disbursed an additional US$ 36 million to Ripasa minority preferred shareholders in settlement of their claims challenging Ripasa’s corporate restructuring. In May, 2006, shareholders of VCP, Suzano Bahia Sul Papel e Celulose S.A., Ripasa and Ripasa Participações S.A. (“Ripar”) approved the corporate restructuring that allowed Ripasa’s minority preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares, thus increasing VCP’s capital by US$ 168 million.

(8)	The decline in the number of employees that occurred during 2007 reflects our organizational restructuring and divestments, principally in the paper assets. The increase that occurred in 2008 is due to Horizonte Project. See “Item 4A—Information on VCP—History and Development of VCP”.
(9)	Includes sales of thermal and carbonless papers, sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill (which was sold in April 2007), such as label papers, finish foil, soap wrapping papers, etc.

Exchange Rates

The appreciation of the real that occurred during the period beginning January 1, 2004 continued through August, 2008 (reaching its highest value during the year on August 1st when the official rate reached R$ 1.5593 to US$ 1.00) but was followed by sharp depreciations in many Emerging Markets currencies, including the real, beginning in September 2008. The exchange rate, which has floated freely since 1999, is determined principally by negotiations within the Brazilian interbank market, but still may be influenced by occasional Brazilian Central Bank intervention to control unstable movements in the market-driven rate. All foreign exchange transactions are carried out through institutions authorized to operate by the Central Bank and are subject to registration with the Central Bank’s electronic registrations system.

During each year of the four years ending December 31, 2007, the real appreciated against the U.S. dollar 21%, 9%, 13%, and 9%, respectively. For the year ending December 31, 2008 the real depreciated by 24% in the year. At December 31, 2008, the commercial market rate for purchasing U.S. dollars was R$ 2.337 to US$ 1.00. The real’s depreciation during the last 5 months of 2008 has been due to external factors (including a global recession, poor results of individual financial institutions, the subprime mortgage crisis in the United States, lack of liquidity, etc.), which have increased risk aversion to the Brazilian and other emerging markets. Foreign exchange reserves have increased significantly during the five years ending December 31, 2008, from US$ 52 billion at January 1, 2004 to approximately US$ 206 billion at December 31, 2008.

The Brazilian government has, since 2000, and with the intent of simplification, consistently introduced significant changes to the Brazilian foreign exchange market. Recent changes have included, among others, the Brazilian Central Bank reduction of exchange controls over exports. Exporters may retain outside of Brazil up to 100% of the proceeds generated by exports. Resolution 3417 of October 27, 2006 increased the maximum period for the compulsory liquidation of foreign exchange related to export transactions from 360 to 750 days.

We cannot assure you that the real will not either devalue or appreciate substantially in the near future. See “Item 3D—Key Information—Risk factors—Risks related to Brazil” and “Item 5—Operating and Financial Review and Prospects—Overview—Brazilian Economic Environment.” The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

Exchange Rate of Reais per US$ 1.00

Year Ended December 31,	Low	High	Average(1)	Period-end
2004	2.6544	3.2051	2.9263	2.6544
2005	2.1633	2.7621	2.4357	2.3407
2006	2.0586	2.3711	2.1751	2.1380
2007	1.7325	2.1556	1.9483	1.7713
2008	1.5593	2.5004	1.8357	2.3370

Exchange Rate of Reais per US$ 1.00 - Month Ended

	Low	High
December 31, 2008	2.3370	2.5004
January 30, 2009	2.1889	2.3803
February 27, 2009	2.2446	2.3916
March 31, 2009	2.2375	2.4218
April 30, 2009	2.1699	2.2899
May 30, 2009	1.9730	2.1783

Source: Central Bank.

(1)	Represents the daily average exchange rate during each of the relevant periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We are subject to various risks resulting from changing competitive, economic, political and social conditions that could harm our business, results of operations or financial condition. The risks described below are not the only ones we face.

It is worth mentioning that throughout the years, more specifically in 2007, we changed our strategy to focus more on pulp as its core business than on paper. However, paper still remains as a complementary business to pulp. This repositioning in its strategy may have some impact on the company’s risk factors. See “Item 4A—Information on VCP—History and Development of VCP.”

Risks Relating to VCP and the Pulp and Paper Industry

The market prices for our products are cyclical.

The prices we are able to obtain for our products depend on prevailing world prices for market pulp and paper. World prices have historically been cyclical and subject to significant fluctuations over short periods of time depending on a number of factors, including:

•	worldwide demand for pulp and paper products;

•	worldwide production capacity and inventories;

•	the strategies adopted by major pulp and paper producers; and

•	the availability of substitutes for our products.

All of these factors are beyond our control.

Over the last three years, BEKP prices (market pulp) in the United States, Europe and Asia, respectively, have fluctuated from US$ 635, US$ 590, and US$ 540 per ton on January 1, 2006, to US$ 860, US$ 840, and US$ 810 per ton at July 30, 2008 in these respective regions, returning to US$ 680, US$ 590 and US$ 530 at December 31, 2008 (see graph below). Such price fluctuations occur not only year to year but also within a year as a result of global and regional economic conditions, capacity constraints and mill closures, supply and demand of both raw materials and finished products, among other factors. In 2008, pulp market remained favorable with robust demand through August, particularly in China and Europe, and reduced supply caused by the low level of world inventories, few capacity additions, environmental issues, shortage of wood and closures of high cost capacity, contributed to multiple price increases of US$20-30 per ton each in all regions. During the remaining four-month period prices declined significantly due to lower demand caused by the worldwide financial crisis, see “Item 3—Key Information—exchange rates” for further comments.

The price of paper products, although less volatile than the price of pulp, also fluctuates in response to global demand and production and fluctuations in pulp prices. Capacity adjustments have also occurred on the paper side, and in 2006 we saw paper prices for several grades increasing in the United States and Europe. For uncoated woodfree papers, international prices climbed 15% in the first six months of 2006, but declined approximately 5% in the last quarter of the year. In 2007, the prices rose 7% from January to December in North America and within the European market, the prices climbed 9% in the first nine months of 2007. In 2008, the pulp prices in the United States, Europe and Asia, respectively, decreased 15.55%, 23.07% and 33.33% from January to December, after an increase of 6.83%, 7.69%, 12.50% respectively during the first eight-month period of the year. For a more detailed discussion of prices of pulp and paper, see “Item 4B—Information on VCP—Business Overview—Cyclical nature of world pulp prices.”

The following chart shows the historical eucalyptus pulp price fluctuations per region during 2008:

Source: RISI December 2008

It is possible that the market prices for pulp and paper will decline in the future or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner.

A slowdown in demand in China may adversely affect our exports.

China is an increasingly important market for us. China currently represents approximately 15% of our total sales and 18% of our exports. During the last quarter of 2008 the Chinese market slowed down considerably and there is no assurance that the market pulp demand in China will recover to earlier levels or that China will continue to constitute a significant part of our exports. A decline in demand by China for our products could adversely affect our exports and, therefore, our operational and financial results.

A slowdown due to the global economic crisis may adversely affect demand and price for our products.

Demand, for pulp and paper products, is directly linked to overall economic activity within both the domestic and those international markets in which we conduct commercial operations. A continued decrease in the level of activity in either the domestic or the international markets within which we operate could adversely affect both the demand and the price of our products and thus our operational and financial results. “See Item 5—Operating and Financial Review and Prospects—Overview.”

We face significant competition in some of our lines of business, which may adversely affect our market share and profitability.

The pulp and paper industry is highly competitive. Competitive features within the industry include the following:

•

in the domestic paper market, though on a smaller scale, we face competition from larger international companies that have greater ability to support strategic expenditures directed to increase market share; and

•	in the international pulp market, on a larger scale than the paper markets, we compete with larger competitors that have greater financial strength and higher production capacities.

Traditionally, imports of pulp and paper have not provided substantial competition for us in Brazil due to, among other factors, logistical costs, tariff rates and exchange rates affecting those products. However, the appreciation of the real through August 1, 2008 resulted in increased imports of selected grades of paper, thus increasing competition in this product line. If the Brazilian government were to decrease import tariffs, we may face a sudden additional increase in competition in the domestic market by foreign producers.

In addition, most markets are served by several suppliers, often from different countries. Many factors influence our competitive position, including mill efficiency and operating rates and the availability, quality and cost of wood, energy, water, chemicals and labor, and exchange rate fluctuations. See “Item 3D—Risks Relating to Brazil—Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our preferred shares and ADSs.” Some of our competitors have greater financial and marketing resources, larger customer bases and greater breadth of product offerings than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected. In addition, downward pressure on the prices of pulp and paper by our competitors may affect our profitability.

Delays in the expansion of our facilities or in building new facilities may affect our costs and results of operations.

As part of our strategy to increase our international market share and improve our competitiveness through greater economies of scale, we may expand or build one or more production facilities. The expansion or construction of a production facility involves various risks. These risks include engineering, construction, regulatory and other significant challenges that may delay or prevent the successful operation of the project or significantly increase our costs. Our ability to complete successfully any expansion or new construction project on time is also subject to financing and other risks.

We may be adversely affected because:

•

we may either not be able to complete any expansion or new construction project on time or within budget or be required by market conditions or other factors to delay the initiation of construction or the timetable to complete new projects or expansions;

•	our new or modified facilities may not operate at designed capacity or may cost more to operate than we expect; and

•	we may not be able to sell our additional production at attractive prices.

Any downgrade in our credit ratings could adversely affect the availability of new financing and increase our cost of capital.

In 2006 and during 2007, the risk rating agencies Fitch Ratings, Moody’s Investor Service (Moody’s) and Standard & Poor’s, three of the most important rating agencies in the world, assigned an investment-grade rating to the Company’s foreign currency debt under foreign law, thus reducing the Company’s average cost of capital.

However, on February 2, 2009 Fitch Ratings reduced our rating to one level below investment-grade. If the ratings were to be further downgraded by the rating agencies due to any external factor, our own operating performance and/or increased debt levels associated with acquisition of Aracruz or its eventual merger with us, our cost of capital would increase. Any downgrade could also negatively affect our operational and financial results and the availability of future financing.

Our level of indebtedness may adversely affect us.

We currently have a significant level of indebtedness. We may need to incur additional debt in the future in order to refinance our current indebtedness, and we cannot ensure that any such refinancing will be available to us, if at all, or that we will be able to obtain favorable financing terms. We may be unable to generate sufficient cash flow to make principal, interest or other debt-related payments under our financing agreements. The need to use our cash flow to make payments under our financing agreements may restrict us from making investments required for our operations or mandatory dividend distributions to our shareholders.

We may be adversely affected by the imposition and enforcement of more stringent environmental regulations that would require us to spend additional funds.

We are subject to stringent federal, state and local environmental laws and regulations in Brazil governing air emissions, effluent discharges, solid wastes, odor and reforestation, and we require permits from governmental agencies for certain of our operations. Changes in these laws and regulations and/or changes in the policies and procedures used to enforce existing laws and regulations could adversely affect us. If we violate or fail to comply with these laws, regulations and permits, we could be fined or otherwise sanctioned by regulators or our permits could be revoked, and our ability to operate could be suspended or otherwise adversely affected. In addition, noncompliance with these laws, regulations and permits could result in criminal sanctions for us and for our employees. We could also be responsible for related environmental remediation costs, which could be substantial.

Brazilian environmental regulations applicable to forests are complex because they are a blend composition of federal and state regulations; requirements and restrictions may vary from state to state. States like Espirito Santo prohibit expansion of eucalyptus forests as a matter of state law. These restrictions are a consequence of pressure from social movements and organizations against so-called “green deserts” which include sugar cane plantations for ethanol production and eucalyptus forests.

It is possible that governmental agencies or other authorities will pass new laws or impose additional laws and regulations even more stringent than the ones currently in force or will seek a more stringent interpretation of existing laws and regulations that would require us to spend additional funds on environmental compliance or limit our ability to operate as we currently do. In addition, these actions could increase the costs associated with renewing existing permits or applying for new ones. There can be no assurance that these additional funds or costs will not be material or that existing permits will be renewed.

In addition, environmental laws and regulations in certain countries may be more stringent than the ones we are subject to in Brazil, which may lead to such countries imposing trade related sanctions against Brazil or our industry. Furthermore, our inability to comply with more stringent foreign environmental laws and regulations may prevent us from seeking lower cost financing from foreign governmental related or multilateral development organizations, which may condition future financing on our compliance with more stringent environmental laws and regulations.

Our insurance coverage may be insufficient to cover our losses, especially in cases of damage to our forests.

Our insurance may be insufficient to cover losses that we might incur. We have comprehensive insurance with leading insurers to cover damages to our mills caused by fire, general third-party liability for accidents and operational risks, and international and domestic transportation. However, we do not maintain insurance coverage against fire, disease and other risks to our forests. The occurrence of losses or other damages not covered by insurance or that exceed our insurance limits could result in significant unexpected additional costs. “See Item 4B—Information on VCP—Business Overview—Insurance”

If we are unable to manage potential problems and risks related to acquisitions and alliances, including the pending acquisition of a significant equity interest in Aracruz Celulose SA, our business and growth prospects may suffer. Some of our competitors may be better positioned to acquire other pulp and paper businesses.

We may, as part of our business strategy, acquire other businesses in Brazil or elsewhere or enter into alliances. Our management is unable to predict whether or when any prospective acquisitions or alliances will occur, or the likelihood of a material transaction being completed on favorable terms and conditions. Our ability to continue to expand successfully through acquisitions or alliances depends on many factors, including our ability to identify acquisitions and negotiate, finance and close transactions. Even if we complete future acquisitions:

•	we could fail to successfully integrate the operations, services and products of any acquired company;

•	we could fail to select the best partners or fail to effectively plan and manage any alliance strategy;

•	the acquisitions could increase our costs;

•	our management’s attention could be diverted from other business concerns; and

•	we could lose key employees of the acquired company.

Our failure to integrate new businesses or manage new alliances successfully could adversely affect our business and financial performance. Furthermore, the world pulp and paper industry is undergoing consolidation, and many companies compete for acquisition and alliance opportunities in our industry. Some of our competitors have greater financial and other resources than we do. This may reduce the likelihood that we will be successful in completing acquisitions and alliances necessary for the expansion of our business. In addition, any major acquisition we consider may be subject to regulatory approval. We may not be successful in obtaining required regulatory approvals on a timely basis or at all. See “Item 4A—Information on VCP—History and Development of VCP.” and “Item 5.A Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

We are controlled by a defined group of individuals who have the power to control all our subsidiaries and us and the interests of these individuals may conflict with those of other shareholders.

We are controlled by the Ermírio de Moraes family, which indirectly controls all of our outstanding common voting shares. Consequently, our controlling shareholders have the power to control us and all of our subsidiaries, including the power to:

•	elect our directors; and

•

determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any future dividends.

We currently engage in, and expect in the future to engage in, commercial and financial transactions, from time to time, with our controlling shareholders or their affiliates. Commercial and financial transactions between our affiliates and us create the potential for, or could result in, conflicts of interests. For a discussion of certain related party transactions, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

In addition, our direct controlling shareholder, VID, has entered into a shareholders agreement under which the approval of certain matters will depend on the affirmative vote of BNDESPar. See “Item 10.C Material Contracts—Shareholders’ Agreement of VCP”. BNDESPar is a subsidiary of Banco Nacional de Desenvolvimento Econômico e Social, or BNDES, the Brazilian social and economic development bank. BNDES is also currently one of our major creditors, having lent approximately 10% (6% as of December 31, 2008) of our consolidated indebtedness as of May 31, 2009, and is expected to loan significant funds in the future. See “Item 6 – Operating and Financial Review and Prospects—Liquidity and capital resources—Debt—BNDES” and Exhibits 4.11 and 4.12 to this annual report. As one of our significant shareholders and major creditor BNDESPar may exercise a significant influence over our business and corporate decisions and its actions may be influenced by the policies of the Brazilian federal government, which may conflict with the interest of our shareholders.

We rely on third parties for some of our technology.

We rely on third parties for the technology that we use to make some of our value-added pulp and paper products. For example, Oji Paper of Japan has granted us the right to use its technology to manufacture and sell certain thermal papers in Brazil and to sell these products in some other countries, see “Item 4A—Information on VCP—History and Development of VCP—Strategic Business Agreement (SBA) with Oji Paper”. If a third-party licensor of technology that we use refused to continue licensing its technology to us, our results of operations could be adversely affected.

We may be adversely affected by price volatility of energy inputs.

The effectiveness of our energy matrix planning, composed by black liquor, electric energy, gas, oil and others, can be placed at risk due to price volatility of these components, and, as a result such price volatility has a direct impact on our operational and financial result.

Our eucalyptus forests, which are cultivated on large tracts of land, are subject to known and unknown plagues or diseases.

Our forests are cultivated on large tracts, which have high densities of trees per unit of land, and are, very homogeneous (clone based forests); these conditions that facilitate events such as:

•	epidemic propagation of some known and unknown diseases or plagues;

•	weakness to adverse climate change; and

•	fire propagation.

If any of these events happen, we could be forced to buy wood from third parties, possibly at a higher price and/or a greater distance from our plants, resulting in higher logistics costs. These conditions would impact our costs adversely. In the worst case scenario, we could be forced to stop our production due to lack of wood at an economical cost.

Competition of eucalyptus forests with other crops like soy bean, sugar cane and other commodities for land may affect our expansion.

The worldwide high demand for commodities, especially for grains and bio-fuel may impact our forestry operations in two ways:

•

Competition for land with impact on its price. Grain and bio-fuel production generally are economically superior to forestry activities and as a result, prospective increases in land values may inhibit expansion of new forests.

•	For the same reason, we may face difficulties in convincing third party partners to begin or to expand eucalyptus production for use in the pulp industry.

Various other risks could have a material adverse effect on our operational and financial results.

Our operations are subject to various other risks affecting our forests and manufacturing processes, including fire, drought, disease, climate changes, strikes, post closings, shipping costs, electrical failures and factory explosions, which could have a material adverse effect on our operational and financial results.

Risk Factors Relating to Aracruz

The following risk factors have been included in light of our acquisition of additional interest in Aracruz (see “Item 5.A Operating and Financial Review and Prospects—Operating Results—Recent Developments”), which represents a significant investment for us.

Aracruz’s level of indebtedness may adversely affect us.

Aracruz currently has a significant level of indebtedness. In 2008, due to a sharp devaluation of the real against the U.S. dollar, Aracruz suffered significant losses in connection with certain of its derivative financial instruments. As of December 31, 2008, Aracruz’s total indebtedness, including these related to losses arising from its derivative financial instruments, amounted to US$3,913 million, 90.6% of which represented long-term debt payments.

Aracruz renegotiated these liabilities with its respective counterparties under those derivative financial instruments and at May 13, 2009 converted such liabilities into an Export Prepayment Facility Agreement and Secured Loan, or the Export Prepayment Credit Facility, which provides for interest payments based on the London Interbank Offered Rate, or LIBOR. Any material adverse change in the LIBOR could adversely affect Aracruz, resulting in an increase of its future debt, which in turn could reduce its net income and, consequently, limit its ability to pay dividends and make distributions to us.

In addition, Aracruz may need to incur additional debt in the future in order to refinance its current indebtedness, and we cannot ensure that any such refinancing will be available, if at all, or that we will be able to obtain favorable financing terms. Aracruz may be unable to generate sufficient cash flow to make principal, interest or other debt-related payments under its financing agreements. The need to use its cash flow to make payments under its financing agreements may restrict Aracruz from making investments required for its operations or mandatory dividend distributions to its shareholders.

Aracruz indebtedness may have negative impacts on our credit ratings and our ability to meet certain financial ratios and covenants in some of our financing agreements, as these may take into account our consolidated financial statements and levels of indebtedness.

Actions by federal or state legislatures or public enforcement authorities may adversely affect Aracruz’s operations.

State laws have in the past tried to restrict planting eucalyptus forests for purposes of pulp production within the state of Espírito Santo. Although injunctive relief against those state laws has been obtained, and new state legislation has revoked them, there can be no assurance that similar laws will not be enacted in the future which would impose limitations or restrictions on planting eucalyptus in the region where Aracruz operates.

On March 13, 2002, the Espírito Santo legislative assembly created an investigating commission (Comissão Parlamentar de Inquérito) to investigate the legality of Aracruz’s permits and the acquisition of its properties. As the procedures in the investigation were not concluded within the prescribed time period for this a type of investigation, the commission was terminated without issuing a final report. Aracruz is confident that all its permits and acquisition documents are strictly in accordance with all laws and regulations. However, we cannot be certain that a governmental entity will not initiate similar or other investigations in the future that would cause Aracruz to incur significant expense and divert its management’s attention.

In May 2003 the Human Rights Commission of the Brazilian House of Representatives (Câmara dos Deputados) created a working group to discuss the alleged violation of economic, social, cultural and environmental rights in eucalyptus plantations in the state of Espírito Santo. Among other issues, several complaints involving Aracruz were discussed. Representatives of Aracruz participated in a public hearing and presented to the commission extensive reports, information, evidence, technical studies and governmental and judicial decisions that demonstrate that the complaints were unjustified. The working group was terminated without issuing a final report. However, Aracruz cannot be certain that a governmental entity will not initiate similar or other investigations in the future that would cause Aracruz to incur significant expense and divert its management’s attention.

In the second quarter of 2007, a number of non-governmental organizations and the Federal Public Prosecution Office of the Rio Grande do Sul state brought two Civil Public Suits (Ações Civis Públicas) questioning the validity of the procedures adopted by the Fundação Estadual de Proteção Ambiental, or FEPAM, the Rio Grande do Sul state agency for environmental protection, in issuing environmental licenses for eucalyptus plantations in that state. A provisional measure was initially granted, to determine that FEPAM cease to issue environmental licenses for eucalyptus plantations, and so the responsibility for the issuance of such licenses was transferred to the Instituto Brasileiro de Meio Ambiente, or IBAMA, the Brazilian environmental institute. The provisional measure was suspended by the Federal Court of the Fourth Region at the request of the Government of Rio Grande do Sul state. Aracruz believes that such suspension will be confirmed by the court’s definitive decision on the merits. However, there can be no assurance that such definitive decision will be favorable to Aracruz or that similar suits will not be brought in the future that would impose a limitation or restriction on plantation of eucalyptus or that would affect its licenses or permits.

Unfavorable outcomes in pending litigation may negatively affect Aracruz’s financial performance and financial condition.

Aracruz is involved in numerous tax, civil and labor disputes involving significant monetary claims. If unfavorable decisions are rendered in one or more of these lawsuits, Aracruz could be required to pay substantial amounts, which could materially adversely affect its financial condition and results of operations. For some of these lawsuits, Aracruz has not established any provision on its balance sheet or has established provisions only for part of the amounts in question, based on its judgments as to the likelihood of winning these lawsuits. An unfavorable outcome in any of such lawsuits could have a material effect on Aracruz’s financial condition, results of operations and cash flows.

Such lawsuits include a securities class action lawsuit filed in November 2008 against Aracruz and certain of its current and former officers and directors in a U.S. federal court purportedly on behalf of persons who purchased Aracruz’s shares and American Depositary Receipts between April 7 and October 2, 2008, which lawsuit Aracruz is defending. The complaint asserts claims for alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act of 1934, alleging that Aracruz represented or failed to disclose information in connection with, and losses arising from, certain derivative transactions into which it had entered. The plaintiffs are seeking unspecified compensatory damages and expense reimbursement.

Risk Factors Relating to the implementation of the corporate reorganization following the acquisition of additional interest in Aracruz

The implementation of the corporate reorganization following the acquisition by us of an additional interest in Aracruz may face significant challenges.

The implementation of the corporate reorganization may present significant challenges, including unanticipated costs and delays, shareholder or creditor opposition, regulatory interference and excessive diversion of our management’s attention from the day–to–day management of our operating activities. If our senior management is unable to efficiently implement the corporate reorganization, our business could suffer. We cannot guarantee that our management will successfully or cost-effectively implement the corporate reorganization.

We expect the implementation of the corporate reorganization to simplify our capital structure, thereby improving the access to capital markets by the entity resulting from the corporate reorganization and increasing the liquidity of our shareholders’ securities. Even if our management is able to successfully and cost-effectively implement the corporate reorganization, our access to capital markets and the liquidity of our shareholders’ securities will continue to depend upon, among other things, our future performance, market conditions, investor interest and general economic, political and business conditions both in Brazil and abroad. In addition, our shareholders may still experience a decrease in their ability to sell shares of the combined VCP–Aracruz, as compared to their current ability to sell our shares or ADSs.

The benefits that are expected to be achieved from operating VCP and Aracruz as a combined enterprise may not be achieved.

Although VCP expects that the merger will produce substantial synergies, the integration of two large companies presents significant challenges to management. No assurance can be given that VCP and Aracruz will be able to integrate their operations without encountering difficulties, which may include, among other things, the loss of key employees, the disruption of their respective ongoing businesses or possible inconsistencies in standards, procedures and policies. There can also be no assurance as to the extent to which VCP will be able to produce the synergies that we anticipate from the merger, or as to the timing for their realization, or as to the expenses that will be incurred in connection with realizing synergy benefits from the merger. In particular, it may be difficult for VCP to realize anticipated cost savings from the merger of the two companies’ production facilities. It may also be difficult for VCP to realize anticipated synergy benefits from the joint acquisition of raw materials, sharing of improved production techniques and integration of administrative departments. Moreover, possible actions by antitrust authorities could limit or eliminate our ability to integrate our business operations with those of Aracruz and achieve synergies.

The exercise of appraisal rights by our preferred shareholders may reduce our cash balances or cause the cancellation of the corporate reorganization transaction.

Our preferred shareholders have appraisal rights arising from the undertaking of the corporate reorganization as it concerns the conversion of all preferred shares into common shares. If holders of a significant number of our preferred shares exercise their appraisal rights, the requirement to make significant cash payments to honor such rights could decrease the cash balances of the combined entity or cause VCP’s management to cancel this transaction, as permitted under Brazilian Corporate Law. The appraisal rights period is until July 1, 2009 and VCP’s management have up to 10 days after July 1, 2009.

While it is expected that shares of the new combined entity will be listed on the Bovespa’s Novo Mercado listing segment, there can be no assurance that such listing will occur in a timely fashion, if at all.

The listing of the new combined entity’s shares on the Bovespa’s Novo Mercado listing segment is expected to occur sometime after the consummation of the corporate reorganization. However, there can be no assurance as to when such listing will occur in a timely fashion, if at all. Delays to complete such Novo Mercado listing may occur for a number of reasons, including the impossibility of the combined entity to meet the corporate governance standards of the Bovespa’s Novo Mercado listing segment or our controlling shareholder’s decision to abandon the listing application altogether. Delays or failure to list on the Bovespa’s Novo Mercado may adversely affect the trading price of shares of the combined entity’s shares and prevent shareholders from enjoying the enhanced corporate governance standards of the Bovespa’s Novo Mercado listing segment.

If regulatory agencies impose conditions on the approval of the corporate reorganization, its anticipated benefits could be diminished.

If regulators were to impose any requirements for the deal’s approval and we or Aracruz failed or had difficulties to comply with such requirements, the benefits of the corporate reorganization could be delayed, possibly for a significant period of time after shareholder approval for the transaction has been obtained. In addition, if governmental agencies conditioned their approval upon our or Aracruz’s compliance with conditions affecting the deal’s terms, our operating results or the value of our shares could be adversely affected.

The Conselho Administrativo de Defesa Econômica, or CADE, the Brazilian antitrust authority, is reviewing the business combination and has the authority to require us to dispose of assets or adopt other restrictive measures with a view to protecting competition. If we were required to dispose of assets or adopt any such restrictive measures following the completion of the transaction, the share price of the new combined entity or the competitive gains expected to be achieved with the transaction could be adversely affected.

There is no clear guidance under Brazilian law regarding the income tax consequences to investors resulting from a corporate reorganization.

There is no specific legislation, nor administrative or judicial precedent regarding the income tax consequences to investors resulting from a corporate reorganization. Based on the opinion of its external tax advisors, we believe that there are reasonable legal grounds to sustain that the receipt (resulting from the corporate reorganization) by a non-Brazilian holder of ADSs or by a U.S. person of shares that are registered as a foreign portfolio investment under Resolution 2,689 or are registered as a foreign direct investment under Law No. 4,131/62 would not be subject to income tax pursuant to Brazilian tax law. However, this position may not prevail, in which case we would be liable to the Brazilian tax authorities for withholding and collecting the taxable capital gains of shareholders resident abroad. While such shareholders would not be directly liable to Brazilian tax authorities, we would be entitled to reimbursements from them.

Risks Relating to Brazil

Brazilian economic and political conditions and perceptions of these conditions in the international market have a direct impact on our business, our access to international capital and debt markets, and the market price of our preferred shares and ADSs.

Our operations are conducted in Brazil, and in 2008 we sold approximately 41% (39% in 2007) of our products in terms of volume to our customers located in Brazil. Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions in Brazil. Brazil’s gross domestic product (GDP), in real terms, grew by 3.8% in 2006, 5.4% in 2007 and 5.1% in 2008 (including a 3.6% decline in the fourth quarter of the year). As a result of this fourth quarter decline, among other factors, we cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of pulp and paper. As a result, these developments could impair our business strategies, financial condition or results of operations.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes material changes in policy and regulations. Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic factors, including:

•	currency fluctuations;

•	inflation;

•	interest rates;

•	energy policy;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Historically, the country’s political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and affected the trading prices of common and preferred shares issued by companies listed on the stock exchange. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond the control of the Company and could adversely affect our business, financial condition, results of operations or prospects and the market price of our preferred shares and ADSs.

Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil has, in the past, experienced extremely high inflation rates. More recently, according to the Índice de Preços ao Consumidor Amplo (IPCA), the official price inflation index used by the government, the Brazilian inflation rates were at 5.7% in 2005, 3.1% in 2006, 4.5% in 2007 and 5.9% in 2008. Our cash costs and operating expenses are substantially denominated in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the currency. If either the rate of Brazilian inflation increases more rapidly than any rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our operating expenses may increase. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, our costs of real-denominated debt may increase. See “Item 5—Operating and Financial Review and Prospects—Overview—Brazilian Economic Environment.”

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our preferred shares and ADSs.

Because a significant portion of our revenues and assets is denominated in reais and we have U.S. dollar-denominated debt and other liabilities, we may be adversely affected by any future depreciations of the real against the U.S. dollar. The Brazilian currency has been devalued periodically during the last four decades. See “Item 3—Key Information—Selected Financial Data—Exchange Rates.”

Our production costs and operating expenses are substantially all in reais and will generally increase, when expressed in U.S. dollars, as a result of local currency appreciation. If either the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the real or the rate of appreciation of the U.S. dollar against the real increases more rapidly than the rate of the Brazilian inflation, then, as expressed in U.S. dollars, our operating expenses may increase. In addition, any significant depreciation of the real may produce exchange losses on unhedged debt denominated in foreign currency.

During the years 2006, 2007 and 2008 the real has appreciated against the dollar, 12%, 12% and 6%, respectively, in year average terms, even with the strong depreciation observed in the last 5 months of 2008.

The Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. We cannot predict whether the Central Bank will continue to let the real float freely. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. We cannot assure you that the Brazilian government will not in the future impose a band within which the real/U.S. dollar exchange rate could fluctuate or set a fixed exchange rate, nor can we predict what impact such an event might have on our financial condition or results of operations.

Depreciations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us. They generally curtail access to foreign financial markets and may require government intervention, including recessionary governmental policies. See “Item 3D—Key Information—Risk Factors—Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.” Depreciations also reduce the U.S. dollar value of distributions and dividends on our ADSs and the market price of our preferred shares and ADSs.

Foreign exchange fluctuation may impact the results of our derivative instruments, used in accordance with our hedging strategy. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

Developments in other markets may adversely affect the market price of our preferred shares and ADSs.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. This could adversely affect the trading price of the ADSs and our preferred shares. An eventual lack of liquidity could also make it difficult for us to access the capital markets and finance our operations in the future on acceptable terms, or at all.

The current uncertainty about, among other things, the rate of growth and the lack of credit availability in the United States economy has created volatility in the worldwide financial markets, including the emerging markets. Prospective negative changes in the economy in the United States may adversely affect the market price of our preferred shares and ADSs.

Risks Relating to Our Preferred Shares and ADSs

Exchange controls and restrictions on remittances abroad may adversely affect holders of our ADSs.

You may be adversely affected if the Brazilian government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and, as it has done in the past, on the conversion of the real into foreign currencies. These restrictions could hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares or ADSs, as the case may be, into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure you that the government will not take this type of or similar measures in the future. Holders of our ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the preferred shares, including the preferred shares underlying the ADSs. In such a case, our ADS depositary will distribute reais or hold the reais it cannot convert for the account of the ADS holders who have not been paid.

Exchanging ADSs for the underlying preferred shares may have unfavorable consequences.

The Brazilian custodian for the preferred shares must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the preferred shares and sales proceeds related thereto. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of exchange, on the ADS depositary’s electronic certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars or other foreign currencies outside Brazil upon the disposition of the preferred shares, or distributions relating to the preferred shares, and you will generally be subject to less favorable tax treatment on gains with respect to the preferred shares, unless you obtain your own electronic certificate of registration with the Central Bank, under Resolution No. 2,689 of January 26, 2000 of the National Monetary Council, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If you attempt to obtain your own electronic certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining an electronic certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the CVM. In order to complete this process, the investor will need to appoint at least one representative in Brazil with powers to perform certain actions relating to the foreign investment and will usually need to have a consultant or an attorney who has expertise in Central Bank and CVM regulations. These expenses or delays could adversely impact your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner. If you decide to exchange your preferred shares back into ADSs once you have registered your investment in the preferred shares, you may deposit your preferred shares with the custodian and rely on the ADS depositary’s electronic certificate of registration, subject to certain conditions. We cannot assure you that the ADS depositary’s electronic certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or other regulatory changes, or that additional restrictions applicable to you, the disposition of the underlying preferred shares or the repatriation of the proceeds from disposition could not be imposed in the future. See “Item 8—Financial Information—Dividend Policy and Dividends—Payment of dividends.”

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our preferred shares or ADSs.

Investments in securities, such as the preferred shares or the ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investing in securities of issuers from more developed countries.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. Accordingly, the ability of the holders to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so may be substantially limited. The São Paulo Stock and Futures Exchange (Bolsa de Valores e Futuros de São Paulo), or BM&F BOVESPA, the main Brazilian stock exchange, had a market capitalization of approximately US$ 600 billion as of December 31, 2008, and an average daily trading volume of approximately US$ 1.1 billion, US$ 2.6 billion and US$ 3.0 billion in 2006, 2007 and 2008 respectively. In comparison, the New York Stock Exchange had a market capitalization of approximately US$ 17 trillion as of December 31, 2008 (US$ 27 trillion and US$23 trillion, in 2007 and 2006 respectively)

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our preferred shares or ADSs.

Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our preferred shares by a nonresident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADSs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADSs, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our ADSs by a nonresident of Brazil to another non-resident of Brazil.

Because any gain or loss recognized by a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax considerations”) will generally be treated as a U.S. source gain or loss unless such credit can be applied (subject to applicable limitations) against tax due on the other income treated as derived from foreign sources, such U.S. Holder would not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our preferred shares.

Because we are subject to specific rules and regulations as a Brazilian company, holders of our preferred shares or ADSs have fewer and less well- defined shareholders’ rights than investors in U.S. companies.

Our corporate affairs are governed by our by-laws and the Brazilian corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in certain other jurisdictions outside Brazil. In addition, your rights or the rights of holders of the preferred shares under the Brazilian corporate law to protect your interests relative to actions taken by our Board of Directors or the holders of common shares may be fewer and less well-defined than under the laws of other jurisdictions outside Brazil.

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the securities markets in the United States or certain other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well developed and enforced in Brazil than in the United States, potentially disadvantaging holders of our preferred shares and ADSs. When compared to Delaware general corporation law, the Brazilian corporate law and practice have less detailed and less well established rules and judicial precedents relating to the review of management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties and sale-of-business transactions. In addition, shareholders must hold 5% of the outstanding share capital of a corporation to have standing to bring shareholders’ derivative suits, and shareholders ordinarily do not have standing to bring a class action.

The preferred shares underlying the ADSs have limited voting rights.

Of our two classes of shares outstanding (common and preferred), only our common shares have full voting rights. Except in certain limited circumstances, our preferred shares will not be entitled to voting rights. As a result of these limited voting rights and the fact that our controlling shareholder owns approximately 100% of our common shares, our preferred shares, including in the form of the ADSs, generally will not be able to influence most of the corporate decisions requiring a shareholder vote. In addition, only shareholders appearing in our shareholder records are recognizable to us and given admission to our shareholders’ meetings. The record holder of the preferred shares underlying the ADSs is The Bank of New York, the depositary of our ADS program, and not our ADS holders. As a result, ADS holders depend on us and on the depositary to be represented at our shareholders’ meetings and vote the preferred shares underlying the ADSs in the very limited circumstances where our preferred shares may have a vote pursuant to Brazilian corporate law. Accordingly, even in the limited circumstances where our preferred shares may be entitled to a vote, the exercise of those limited voting rights might not be structured in a convenient and/or timely fashion, or not at all, for our ADS holders. See “Item 10—Additional Information—Memorandum and Articles of Association.”

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available and the ADS depositary determines to make the rights available to you. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the ADS depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse. See “Item 10—Additional Information—Exchange Controls—Preemptive Rights.”

ITEM 4.	INFORMATION ON VCP

A.	History and Development of VCP

We are incorporated under the laws of the Federative Republic of Brazil under the name Votorantim Celulose e Papel S.A., as a corporation with unlimited duration. We have the legal status of a sociedade por ações, or a stock corporation, operating under the Brazilian corporate law. Our principal executive offices are located at Alameda Santos, 1357, 6th floor, 01419 908, São Paulo, SP, Brazil (telephone: 55-11-2138-4287/4168/4361). Our website address is www.vcp.com.br. Investor information can be found on our website under the caption of “Investors Relations”. Information contained on our website is, however, not incorporated by reference in, and should not be considered a part of this annual report. Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

At December 31, 2008, our industrial facilities consisted of one integrated pulp mill in Jacareí, state of São Paulo, one facility exclusively dedicated to paper production in Piracicaba, state of São Paulo and a 50% stake in Conpacel, the consortium resulting after the spin off of Ripasa S.A. Celulose e Papel, located in Americana, state of São Paulo together with their related forestry bases. We also have two additional forest bases under development in the states of Mato Grosso do Sul and Rio Grande do Sul and a Project Mill in Três Lagoas, in the state of Mato Grosso do Sul, which began its commercial production on March 30, 2009. We also have a paper distribution division, KSR, with an extensive product line, including graphic papers and products, which utilizes a multiple location, automated, warehouse system that permits efficient distribution of its products throughout Brazil. This warehouse and distribution system is supported by a specialized transportation fleet.

At December 31, 2008, our installed capacity was 1,425,000 tons per year of pulp and 415,000 tons per year of coated, uncoated and specialty papers, with approximately 88% of our paper sales volume and 24% of our pulp sales volume sold to the domestic market. In 2008, we continued the strategic repositioning of our pulp and paper businesses that had begun in 2007 via a number of significant transactions/events: (i) construction continued at the Project Mill, a unit we obtained by asset swap with International Paper Investment (Holland) B.V. (“International Paper”) in 2007, (ii) sold our remaining 40% interest in the joint-venture business to produce coated and uncoated papers at the Jacarei mill to our partner, (iii), repurchased and retired a portion of our preferred stock originally issued to purchase our part of the Ripasa mill pursuant to the acquisition agreement, (iv) transformed the Ripasa unit into a production consortium and continued to obtain productivity gains, (v) our parent company, VID, began negotiations in 2008 with the other controlling shareholders of Aracruz Celulose S.A. (“Aracruz”) to purchase their respective equity interests in Aracruz. The negotiations were concluded in early 2009, see “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

Our activities began in 1988 when the Votorantim group purchased Celpav Celulose e Papel Ltda., or Celpav, a pulp and paper producer based in the state of São Paulo. We began production in 1991 after expanding and modernizing our facilities. In September 1992, the Votorantim group purchased Indústrias de Papel Simão S.A., or Papel Simão, which was listed on the Bovespa. Via subsequent corporate reorganizations, the two companies were merged and Papel Simão was renamed Votorantim Celulose e Papel S.A. in 1999.

On April 19, 2000, we completed a registered offering of 7,920,000 ADSs. Each ADS represented 500 preferred shares, and the ADSs were listed on the New York Stock Exchange under the symbol “VCP.” Of the 7,920,000 ADSs being offered at that time, we sold 2,047,648 ADSs and certain of our shareholders sold the remaining 5,872,352 ADSs. Concurrently, 440,000,000 preferred shares were sold in Brazil.

Since our founding in 1988, VCP has grown and expanded by the organic expansion of its pulp mills and paper production facilities, including the disposition of assets and lines of business that were deemed not a part of its core business, and selective acquisition of equity interests in other pulp and paper companies. During the period of 1988 through 2005 the more significant of these capacity expansions and acquisitions were as follows:

1) Expansion of the Jacarei mill, completed in 2005, which increased our installed capacity for pulp to 1.4 million metric tons per annum with a total investment of US$ 495 million. See “Item 4D—Information on VCP—Property, Plant and Equipment—Expansions.”

2) Acquisition, in 2001, of 28.0% of the voting shares (representing 12.35% of the total capital) of Aracruz from the Mondi Group, for approximately US$ 370 million. Aracruz is a Brazilian pulp exporter whose ADSs trade on the New York Stock Exchange under the symbol “ARA.” We acquired our interest in Aracruz in order to increase our exposure to the international pulp market, and we accounted for this investment under the equity method. We reduced the book value of our investment in Aracruz to an amount equal to the market value of Aracruz ADRs at December 31, 2002. The impairment provision of US$ 136 million was determined based on the market price of US$ 18.56 per each Aracruz ADRs on December 31, 2002, and the amount was charged directly to income. On December 31, 2008 and 2007 the market price for each Aracruz ADR was US$ 11.28 and US$ 74.35, respectively. See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

3) In 2005 we purchased through a 50% joint venture with Suzano Bahia Sul Papel e Celulose S.A., or Suzano, the common and preferred stock of Ripasa. On March 31, 2005, we finalized the acquisition, through a 50% joint venture, of 77.59% (our interest – 38.80%) indirect interest in the voting capital and 46.06% (our interest – 23.03%) indirect interest in the total capital of Ripasa, for US$ 275 million. A purchase option was also signed for the option to purchase common shares and preferred shares, totaling 22.41% of the voting stock and 13.45% of the total stock, respectively and to be exercised within six years, for a total current amount of US$ 179 million. In subsequent periods a summary of related transactions that occurred with respect to the Ripasa acquisition is as follows:

a) In 2006 we and Suzano reached an agreement with minority shareholders of Ripasa and began selling Americana’s unit products as a pre-consortium stage whereby each party purchased 50% of Ripasa’s production and resold it within its own distribution channels. The share purchase option with the former controlling shareholders of Ripasa was modified.

b) In 2007 we completed the disposition of Ripasa operating facilities not deemed to be a part of our core business.

c) In 2008 we and Suzano received permission from the Brazilian tax authorities to form a production consortium to operate the Ripasa facility and re-purchased part of our preferred shares issued in 2005 to acquire Ripasa and cancel substantially all of the above share purchase option.

4) In 2005, we announced the beginning of the social and environmental licensing process for the implementation of a bleached eucalyptus pulp factory to be built in Rio Grande do Sul. If implemented, this unit will occupy an area of approximately 500 hectares, located in the region of Rio Grande-Pelotas-Arroio Grande. Overall nominal capacity is expected to be 1.3 million tons of pulp per year. We have progressed with the environmental licensing and basic engineering and technical aspects of the project and continue to form the forestry base. On October 13, 2008, we announced a postponement of one year, until 2010, in further development of the project’s industrial aspects in view of the current uncertainty as to worldwide economic conditions. See “4D—Information on VCP—Property, Plant and Equipment—Expansions”.

During the period of 2006 to 2008 the following significant transactions and events have occurred:

1) Exchange of assets with International Paper:

In September, 2006, International Paper, a wholly owned subsidiary of International Paper Company, and VCP entered into an Exchange Agreement (the “Exchange Agreement”). Pursuant to the terms of the Exchange Agreement, International Paper agreed to exchange its pulp mill project (the “Project Mill”) developed in Três Lagoas, state of Mato Grosso do Sul, Brazil (together with approximately 100,000 hectares of surrounding forestlands) for VCP’s Luiz Antonio pulp and uncoated paper mill and approximately 60,000 hectares of forestlands located in the state of São Paulo, Brazil. The Luiz Antonio mill produces 355,000 metric tons of uncoated papers and 100,000 metric tons of market pulp annually. The 100,000 metric tons of market pulp will be supplied to VCP, for its use in other facilities, on competitive terms under a long-term supply agreement. The Três Lagoas Project Mill began its commercial production on March 30, 2009.

Under the Exchange Agreement, International Paper is granted the right to construct, at its cost, up to two paper machines adjacent to, and integrated with, the Project Mill. If International Paper exercises its right to build one or both paper machines adjacent to the Project Mill, (1) certain parcels of real property will be retained by International Paper upon which the paper machines will be constructed and (2) the paper machines will be supported by long-term supply agreements under which VCP will provide International Paper pulp on competitive terms and utilities and rates based on VCP’s actual operating costs. International Paper has already fully funded the Project Mill as stated at the exchange asset date in the amount of US $1.15 billion for the mill. Pursuant to an amendment to the agreement, all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction. This financial income in 2008 and 2007 was US$ 32 million and US$ 124 million, respectively.

On January 2, 2007, VCP created a new subsidiary, LA Celulose e Papel Ltda. (“LA”), as part of the asset exchange agreement with International Paper. This wholly owned subsidiary has no significant assets or liabilities. On January 2, 2007, VCP transferred to LA the assets of the Luiz Antonio mill and related forests. On February 1, 2007, VCP transferred LA to International Paper and received Chamflora (then an International Paper subsidiary) in exchange. Chamflora had contracted an internationally recognized engineering and construction company, Pöyry Engenharia (“Pöyry”), on an Engineering, Procurement and Construction, or EPC, basis to build the Três Lagoas mill as a turn-key project. Pöyry will manage subcontractors and acquire the equipment and other supplies in order to place the plant in operation. Pöyry will earn a management fee and will bear the construction risks and will be entitled to any surpluses or be responsible for shortfalls based on the funds already paid to Pöyry for the EPC, which had in turn transferred to a commercial bank acting as the Trustee Bank (“Trustee”) the corresponding funds to complete the project. These resources have been and will continue to be disbursed by the Trustee in accordance with the physical construction schedule of the project, which also contemplates the orders with third parties to supply equipment and services being rendered in Três Lagoas to Chamflora. Effective February 1, 2007, and with the completion of the asset exchange, Chamflora’s name was changed to VCP Mato Grosso do Sul Celulose Ltda. (VCP-MS), and is accounting for these EPC disbursements as a “Construction in Progress”. Upon completion of the construction and start-up of the mill, these costs will be transferred to the appropriate fixed assets accounts. Additionally, pursuant to an amendment to the agreement all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction.

In June 2007, we redefined the scope of the pulp project mill in Três Lagoas, state of Mato Grosso do Sul, by increasing the nominal capacity from 1,000,000 tons to 1,300,000 tons per year of bleached eucalyptus pulp with a total estimated cost for the mill of approximately US$ 1.5 billion. The capacity and value of the project were redefined due to three factors: (i) changes in market conditions such as commodities and international price increases, especially for metals; (ii) currency appreciation over the US dollar; and (iii) strong demand for equipment in every sector of the economy. We believe that the resulting capacity increase will result in the achievement of a greater economy of scale from the plant. We believe that the pulp project mill in Três Lagoas, state of Mato Grosso do Sul, has a potential for a future second phase expansion. See “Item 4C—Organizational Structure” and Item 10.C “Additional Material Contracts.”

In October 2007, our subsidiary VCP-MS signed an agreement with ALL—América Latina Logística S.A (“ALL”) for ALL to provide transport services for more than 1 million tons per year of pulp from Três Lagoas to the port of Santos for a twenty-year term beginning in 2009. The agreement provides primarily for (i) railway transportation service from the facility to the port of the pulp volume produced in Três Lagoas; (ii) construction of a railway spur line connecting ALL’s main rail line to the facility; and (iii) investments by both companies for wagons, locomotives and permanent railway infrastructure.

The mill’s start up occurred on March 30, 2009.

2) Joint-venture with Ahlstrom:

In May 2007, we announced an intended joint venture agreement with the Finnish company Ahlstrom for the paper production in our facility located in Jacareí, state of São Paulo. The agreement was concluded in September 2007 and Ahlstrom acquired a 60% interest of this new joint venture for the paper assets in Jacareí mill, denominated Ahlstrom VCP Indústria de Papéis Especiais S.A. (“Ahlstrom VCP”) with an option to purchase the remaining 40% within two years.

The specialty papers produced at the Jacareí mill are primarily directed to the labeling applications and flexible packaging markets, in which Ahlstrom will reinforce its worldwide leadership per assets of the joint venture have an annual production capacity of approximately 105,000 tons per year of uncoated wood-free papers, with capacity to convert up to 80,000 tons per year of coated papers. The parties also signed a long-term agreement whereby VCP will supply eucalyptus pulp, utilities and other services to the joint venture operations at the Jacareí mill at competitive prices.

In September 2008, pursuant to a series of options which were part of the agreement with Ahlstrom, we sold to Ahlstrom our remaining 40% equity interest in the joint-venture company for US$ 42 million. See “Item 4C—Organizational Structure” and “Item 10 C—Additional Information—Material Contracts.”

3) Strategic Business Agreement (SBA) with Oji Paper:

In August 2007 we announced the execution of a long term SBA with Oji Paper. The agreement will allow us to further our offering of thermal paper technologies in Brazil and the region of Latin America, while allowing Oji to expand its worldwide presence as a market leader in thermal technology. Through the execution of the SBA, we will be able to draw on the technologies of Oji as well as its global subsidiaries including the technology of Kanzaki Specialty Papers, Inc (KSP), Kanzan Spezialpapiere GmbH (Kanzan) and Oji Paper Thailand Ltd. (OPT). Going forward, we will be prepared to meet the growing demands of an expanding market by drawing on the technological process of Oji Paper globally. The SBA agreement coupled with the completion in 2008 of our Piracicaba mill expansion permitted the continuation of enhanced quality products and improved value to our customers. See “Item 10 C—Additional Information—Material Contracts.”

4) Dow Jones Sustainability Index—DJSI World

For the first time, VCP has been included in the Dow Jones Sustainability World Index, out of 13 forestry companies worldwide that were up for consideration for the 2008/2009 index. The index highlights the best corporate sustainability practices around the world.

The DJSI has become an important benchmark for foreign currency fund management companies. These institutions base their investment decisions on the DJSI performance criteria and offer diversified products to their customers, based on shares of companies, committed to sustainability practices through economic, environmental and social performances.

5) Obtaining investment grade ratings and subsequent downgrade:

In November 2006, Fitch Ratings assigned VCP a credit rating of ‘BBB-’ foreign and local currency issuer default ratings (IDRs), an investment grade rating, to the Company. However, on February 2, 2009 Fitch Ratings downgraded our foreign and local currency global scale corporate credit rating to “BB+”, one level below investment-grade. In October, 2008 Standard & Poor’s Ratings Services (S&P) downgraded our foreign and local currency global scale corporate credit rating to “BBB-” from the “BBB” rating obtained in May 2007, still an investment grade rating. In October 2007, Moody’s assigned issuer ratings of Baa3 on its global scale and Aa1.br on its Brazilian national scale to VCP, an investment grade rating category.

If the ratings were to be further downgraded by the rating agencies, our cost of capital would increase. Any downgrade could also negatively affect our business and the availability of future financing. See “Item D—Risk Factors”.

6) Acquisition of additional equity interest in Aracruz

Negotiations began in 2008 and were concluded in early 2009 by which we acquired an additional equity interest in Aracruz and, as a result, increased our interest to approximately 84.09% of Aracruz’s voting capital as of April 29, 2009. See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

7) Conversion of preferred shares into common shares

On May 30, 2009, at an Extraordinary Shareholders Meeting of VCP, the conversion of our preferred shares into common shares at the exchange ratio of 0.91 common shares for one preferred share was approved and, thereafter, subsequently ratified by a majority of the company’s preferred shareholders at a Special Meeting held on the same day. Preferred shareholders who do not wish to their shares to be converted have a 30-day period that ends on July 1, 2009, to inform the company that they, instead of converting their shares, choose to redeem the shares for the respective book value per share. Under Brazilian Corporate Law, our management is entitled to cancel the conversion if, at the discretion of our management, the amount that would have to be paid by us in respect of appraisal rights could jeopardize our financial situation. See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

8) Merger of shares

As part of the corporate reorganization following our acquisition of additional interest in Aracruz, our management and Aracruz’s management intend to call an Extraordinary Shareholder Meeting of each company to vote a business combination under the Brazilian Corporate Law known as a merger of shares (incorporação de ações). Pursuant to the merger of shares, subject to the approval of both companies’ common shareholders, all the issued and outstanding Aracruz shares not held by VCP will be exchanged for VCP common shares (assuming the VCP Conversion, in which VCP converts preferred shares into common shares) at an exchange ratio of 0.1347 VCP common share (assuming the VCP Conversion is consummated) for each and every one of Aracruz common shares (assuming the Aracruz Conversion is approved and consummated). See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

9) Adhesion to Novo Mercado

Within 270 days after the conclusion of the merger of the shares of Aracruz by VCP, VID intends to cause VCP to become a member of the Novo Mercado segment of BOVESPA, modifying its statutes to the Regulations for Listing on the Novo Mercado, unless said membership would result in VCP being required to pay withdrawal rights to shareholders; in that circumstance, the membership would be postponed until such time as withdrawal rights are no longer applicable.

Capital Expenditures

Our capital expenditures disbursements totaled US$ 660 million in 2008, US$ 353 million in 2007, and US$ 248 million in 2006. We expect our capital expenditure to be US$ 435 million in 2009. The increase in capital expenditures from 2007 to 2008 was mainly due to large investments in the increase of nominal capacity of the pulp mill in Três Lagoas (state of Mato Grosso do Sul) and in the new coater off-machine for special papers in Piracicaba (state of São Paulo). We continued investing in a new forest reserve (land acquisition and plantation) in Rio Grande do Sul State, in the south of Brazil, and plantation and additional land acquisition for the pulp project mill in Três Lagoas, acquired by exchange in 2007. These expenditures for land acquisition and forestry plantation not only reduce our dependence on raw materials from third parties, but also assure our supply of raw materials for current or eventual expansion of our pulp mill capacity.

We believe that our participation in Ripasa as a production unit, with 50% of volumes being sold by VCP, the corresponding synergies and our prior investments in our own facilities will allow us to continue to grow and continue to implement our business plan.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2008	2007	2006
	(in US$ millions)

Expansion	391	67	47
Forests (including land purchases)	222	216	116

Improvements/modernization	12	12	33

Other (includes maintenance and information technology)	35	58	52

Sub Total	660	353	248
Fixed assets related to Três Lagoas expansion purchased with proceeds of financial income earned on trust fund deposits (see “Item 4A—Information on VCP—History and Development of VCP)	32	124	—

Total	692	477	248

If we consider our 50% stake in Conpacel, we have an additional capital expenditure of US$ 12.4 million, primarily related to the plantation and forestry maintenance, increasing our total capital expenditure for 2008 to US$ 672 million.

The following table shows the estimated breakdown of planned capital expenditures during 2009, which is expected to be financed by cash generated from operations and by existing cash:

in US$ millions
Expansion projects	328
Forests	85
Other (includes maintenance, information technology and improvements/modernization)	22
Total	435

If we consider our 50% stake in Conpacel, which results in planned expenditures of US$ 28 million, we will have a total capital expenditure in 2009 of US$ 463 million. Planned forestry plantation and maintenance in 2009 will occur principally in São Paulo and Mato Grosso do Sul states. Disbursements for expansion will be principally related to the conclusion of the Três Lagoas mill project.

B.	Business Overview
We are one of the largest pulp and paper products companies in Brazil and among the leading Brazilian producers of wood-free printing and writing papers and specialty papers in terms of net operating revenue and total assets, according to Bracelpa. We produce BEKP, which is a high-quality variety of hardwood pulp. In 2007 and 2008 we sold approximately 80% and 84%, respectively, of our pulp production to third parties, and we use the remainder internally to manufacture a wide range of printing and writing paper products, including coated and uncoated printing and writing papers, thermal papers, carbonless papers and other specialty papers.

Operations

Our total sales volume was 1,611,398 tons in 2006, 1,596,988 tons in 2007 and 1,591,454 in 2008. Our net operating revenues were US$ 1,317 million in 2006, US$ 1,333 million in 2007 and US$ 1,366 million in 2008.

In 2008, 40% of the volume and 53% of total operating revenue were derived from the domestic market compared to 39% and 54%, respectively, in 2007, 37% and 52%, respectively, in 2006. In the pulp market, the domestic market accounted for 24% of the sales volume and 22% of the total operating revenue derived from pulp in 2008. In the paper market, the domestic market accounted for 88% of the sales volume and for 93% of the total operating revenue derived from paper in 2008. The table below sets forth the percentages of our net operating revenues in 2008, 2007 and 2006 that correspond to the domestic and export markets and the breakdown by product of our net revenues.

	2008	2007	2006
Sales by market
Domestic	53%	54%	52%
Export	47%	46%	48%

Sales by product
Market Pulp	56%	49%	39%
Paper	44%	51%	61%

In 2008, we produced 1,263,227 tons of eucalyptus pulp compared to 1,394,370 tons in 2007 and 1,444,480 tons in 2006. In 2008, we sold 1,200,767 tons of this production as market pulp to third-party producers and we used the remainder to manufacture paper products. Our production and related U.S. dollar based exports of pulp also increased during 2007 and 2008. We sold US$ 520 million in 2006, US$ 657 million in 2007 and US$ 1,087 million in 2008. The increase in our market pulp revenues from 2005 to 2008 was mainly due to the debottlenecking of the new pulp line and the divestiture process the company has been through releasing part of the pulp used as integrated to market pulp. See “Item 4A—Information on VCP—History and Development of VCP.”

In 2008, our sales volume of paper products decreased to 390,688 tons from 499,336 tons in 2007. This decrease in sales volume is mainly due to the divestiture process in which the company has begun focusing more on pulp and continuing to shift our paper sales mix toward higher margin products. Uncoated and coated printing and writing paper sales accounted for 54% of our total paper products revenues in 2008 and 64% in 2007. The remainder of our revenues from paper products in 2008 and 2007 were derived from sales of special and chemical (thermal and carbonless) paper, accounting for 46% in 2008 and 36 % in 2007) of paper sales. Our printing and writing papers are used for a variety of business supplies, including notebooks, books, continuous forms, labels, brochures and magazines. Our market share in Brazil in 2008, based on data from Bracelpa, was 19% for coated papers, 12.5% for uncoated cut-size papers and 8% for uncoated offset papers. We sold 12% of our paper sales volume outside of Brazil in 2008 (20% in 2007).

Our Ownership Structure

We are part of the Votorantim group, one of the largest privately held Brazilian groups of companies. The Votorantim group was founded in 1918 by Senator José Ermírio de Moraes and is controlled by the Ermírio de Moraes family. The three core businesses of the Votorantim group are cement, aluminum and pulp and paper. The Votorantim group is also involved in other industries, including metallurgy, financial services, chemicals and agribusiness. The following chart shows our ownership structure and principal subsidiaries as of December 31, 2008. See “Item 4.C.—Organizational Structure” for the total economic structure of VCP and “Item 5.A—Operating and Financial Review and Prospects —Operating Results—Recent Developments” for prospective changes in our ownership structure and principal subsidiaries:

VCP’s immediate parent company is VID, which in turn is ultimately controlled by VPAR, which in turn is controlled by Hejoassu Administração S.A. which is controlled by the Ermírio de Moraes family. As of December 31, 2008, our total shares outstanding were 201,361,416 (105,702,452 voting and 95,658,964 preferred).

As a result of the purchase of an additional equity interest in Aracruz and corporate re-organization of VCP, both of which occurred during the first semester of 2009 our ownership structure and principal subsidiaries as of May 31, 2009 is presented in the following chart:

As of May 31, 2009, our total shares outstanding were 412,155,668 (167.807.715 voting and 244.347.953 preferred). See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

Our Business Strategy

We intend to be one of the leaders in the pulp and paper industry, building on our competitive strengths with the aid of the Votorantim Management System (SGV—Sistema de Gestão Votorantim) in order to create sustainable value to our shareholders. The principal components of our strategy are to:

•	be an important player in the international pulp market, leveraging the structural competitive advantages in Brazil;

•	consolidate our leadership position in the growing regional market for specialty papers;

•	expand our production capacity through both mill expansion and strategic acquisitions, alliances and joint ventures to meet increased demand in both the domestic and export markets;

•	achieve sales of 6 million tons per year of market pulp and maintain a selective presence in key profitable paper markets; and

•	focus on research and development and in genetics development aided by operational efficiency and cost control programs.

Expand our presence in the international pulp market

We intend to take advantage of our competitive strengths to increase our market share in the international pulp market. In 2008 and 2007, we sold approximately 80% of our market pulp tonnage outside of Brazil, compared to 2% in 1996 when we began exporting. Our technology, productivity, sustainability of our forest operations and our use of cloning methods in addition to the high forest yields due to climate and soil conditions in Brazil and the short harvest cycle are important competitive advantages over producers in many other countries, and allow us to play an active and competitive role in the global pulp market. The Jacareí expansion, completed in 2005, together with the initial (2001) investment in Aracruz as complemented by the subsequent (2009) acquisition of an additional equity interest in Aracruz (see “Item 5A Operating and Financial Review and Prospects—Operating Results—Recent Developments”) has reinforced, our presence in the international pulp market. The Três Lagoas pulp mill obtained via our asset exchange with International Paper, which began production on March 30, 2009, as supported by continued investment in new forestry bases in the Brazilian states of Rio Grande do Sul and Mato Grosso do Sul, are sources for our future organic growth in the pulp business.

Maintain our leadership position in the growing regional market for coated, thermal and carbonless papers

We are currently a market leader for value-added papers, such as coated papers, in Brazil. We are also one of the main players for uncoated printing and writing paper in Brazil. We expect domestic demand to grow along with the expected growth in the economy of Brazil over the next few years. In order to consolidate our market position, we focus on long-term relationships with our customers by seeking to increase our understanding of our customers and their industries and to tailor our products to their specific needs. Our investment in Conpacel (formerly Ripasa) strengthens our presence in the domestic coated and uncoated market.

Continue to shift our paper sales mix toward higher margin products

We believe that an improved product mix with more value-added products can increase operating margins even if average paper prices do not improve significantly. In addition, these products are subject to less cyclical price variations. Therefore, we seek to increase our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers; our sales of these papers increased to approximately 60% of our net paper sales in 2008, from approximately 33% in 1998. We are producing higher margin products to replace products that Brazilian consumers previously had to import, such as labels for beer and soft drinks.

We have developed our production facilities for thermal and carbonless papers through a licensing arrangement with a leading producer in the area of chemical papers, Oji Paper, which allows us to benefit from Oji Paper’s technology. We expect to continue to benefit from an increase in domestic demand and continue to work closely with our customers to develop new products. We estimate that, since 2003, we have lost approximately 14% of our coated paper domestic market share mainly to imports, which became more competitive as the real appreciated against the U.S. dollar. We now plan to take advantage of the opportunity to recover our market share, due to the depreciation of the real against the U.S. dollar that has occurred during the last five months of 2008.

Increase operating efficiencies

We intend to remain a low-cost producer of pulp and paper by continuing our ongoing program to increase operating efficiencies and reduce operating costs per unit. We intend to continue to:

•	focus on reducing wood costs through increased eucalyptus yields and reduced harvesting costs;

•	focus on improving the efficiency of our operations through investment in harvesting equipment, production facilities and advanced information technology; and

•	improve information flow to facilitate decision-making.

Continue to develop state-of-the-art technology in the forest area

Technological research and improvement has made it possible to attain productivity records, together with a lesser impact on the environment. In the forest area, the gain in competitiveness is the result of an intense research program and the adoption of modern forestry practices. The genetic improvement of eucalyptus trees allowed for the plantings of clones of selected trees, resulting in higher productivity. Today, 95% of planting is done with cloned seedlings. We have achieved speed, better seedling use and quality thanks to a pioneering procedure of multiplication of clones. We use the most modern technology for planting, harvesting, storing and transporting with a completely mechanized system. Currently, wood production per hectare has reached 45-50 cubic meters, compared to 30 cubic meters recorded in 1987.

Expand our forest and mill production capacity through both expansion and strategic acquisitions to meet increased demand in both the domestic and export markets

We intend to further increase our production capacity through both the expansion of existing facilities and strategic acquisitions. We continue to pursue growth opportunities to create value for our shareholders through strategic acquisitions, alliances and joint ventures and we intend to participate in the continuing consolidation among pulp and paper producers, both domestically and internationally.

In February 2007, we exchanged our existing Luiz Antonio pulp and paper facility for a pulp mill project in the state of Mato Grosso do Sul, which was mostly funded by International Paper, which was completed and began operating on March 30, 2009. In 2009 we expect to complete the acquisition of an additional equity interest in Aracruz resulting in control via shareholder agreement of that entity and, as a result, operate it in a coordinated manner with our existing facilities. See “Item 5.A Operating and Financial Review and Prospects—Operating Results—Recent Developments” for additional information regarding the acquisition of an equity interest in Aracruz. We continue to acquire land for a new forest base in both the south and western regions of Brazil, preparing fiber supply for future business expansions. Between 1997 and 2008, the average annual rate of paper consumption in Brazil increased by 3.0%, reaching 9.0 million tons in 2008, as estimated by Bracelpa. In recent years, there has been a marked increase in paper consumption in Brazil. We believe that demand for pulp and paper in the domestic and export markets will continue to grow over time. See “Item 3D—Risk Factors—Risks Relating to our Business Combination with Aracruz”.

Our Products

We produce a variety of pulp and paper products. We produce pulp both for sale (market pulp) and for use in our paper production. We sell BEKP to both the Brazilian domestic and export market. We produce coated and uncoated printing and writing paper and other specialty/chemical papers. Within the printing and writing paper category, we produce cut-size, folio-size, and rolled products. The following table sets forth the breakdown by categories of our net operating revenues for the periods indicated:

	Years ended December 31,
	2008	2007	2006
Market Pulp	56%	49%	39%
Paper:
Uncoated (P&W/Cut Size)	14%	19%	31%
Coated	10%	13%	13%
Specialty / Chemical papers	20%	19%	17%

Pulp

Production

The following table sets forth our total hardwood pulp production, total Brazilian hardwood pulp production, and our hardwood pulp production as a percentage of total Brazilian pulp production for the periods indicated:

	Years ended December 31,
	2008	2007	2006
VCP’s production (in tons)	1,404,489	1,394,370	1,444,480
Total Brazilian production (in tons)	12,850,000	11,997,000	11,180,000
VCP’s production as percentage of total Brazilian production	11.0%	11.6%	12.9%

Sources: Bracelpa and VCP. Figures for Brazilian production of 2007 and 2006 as reported in previous annual reports of the company have been changed due to updated reports released by Bracelpa.

In 2008, we sold 1,200,768 tons of bleached pulp as market pulp to third parties in the domestic market and outside of Brazil. We had a 29% share of the Brazilian domestic market for bleached hardwood pulp according to Bracelpa’s figures released in December 2008. In 2008, approximately 76% of our market pulp sales volume was to customers located outside of Brazil. The following table sets forth our sales volume of pulp to the export market by geographic region for the periods indicated:

	Year ended December 31,
	2008		2007		2006
	Tons	% of Total	Tons	% of Total	Tons	% of Total
Europe	543,745	59.6%	557,610	64.1%	508,489	61.1%
North America	85,910	9.4%	81,038	9.3%	77,075	9.3%
Latin America	2,231	0.2%	1,685	0.2%	—	—
Asia/Middle East/Oceania/Africa	279,626	30.8%	229,563	26.4%	246,618	29.6%

Total Exports	911,511	100.0%	869,897	100.0%	832,182	100.0%

In 2008 Santher remained our largest domestic customer of pulp, followed by Ahlstrom and IBEMA. SCA, SAPPI, UPM-Kymmene & Georgia Pacific were our largest customers of exported pulp.

Demand for our pulp has generally exceeded our production capacity even during cyclical downturns of the pulp industry, and, according to the most recent study issued by Hawkins Wright, an independent international consulting firm, in December 2008, the projected average demand growth in the world for BEKP, is 5.47% per year from 2007 to 2012, while the total demand for white pulp is projected to grow 0.7% in the period.

We have long-term sales contracts with substantially all of our customers in the domestic and the export markets. These contracts generally provide for the sale of our market pulp at prices we announce each month. These prices may vary among the different geographic areas where our customers are located. Usually the price arrangements under our long-term contracts are consistent with prices for our other sales within the same region and follow the established list price of BEKP announced by major global pulp producers. The sales contracts provide for early termination in the event of a material breach, the insolvency of one of the parties or force majeure events of extended duration.

Paper

Our paper products can be divided into three major categories:

•	uncoated printing and writing papers;

•	coated printing and writing papers; and

•	carbonless and thermal and papers.

The production and sale of uncoated printing and writing papers is our major line of paper business, accounting for approximately 48% of our total net paper sales and 94% of our paper exports in 2008. The following table provides a brief description of our principal paper products and lists the facilities where they are produced:

Product	Description	Facility
Coated printing and writing paper	Coated woodfree paper used for promotional materials, folders, internal sheets and cover of magazines, books, tabloids, inserts and mailing.	Piracicaba Americana

Uncoated printing and writing paper	Uncoated woodfree paper in reels, sheets and cut-size designed for maximum performance in photocopying machines and laser and inkjet printers, and alkaline offset paper.	Americana

Carbonless paper	Used to produce multi-copy forms for credit card receipts, invoices and other applications in place of traditional carbon paper.	Piracicaba

Thermal paper	Traditionally used in fax machines; new applications include supermarket receipts, bar code labels, toll tickets, water and gas bills and receipts for ATMs and credit card machines.	Piracicaba

Source: VCP.

Production

Production of paper is a multi-stage process, which begins with the production of its principal raw material, pulp, from wood. Throughout the production process from wood to paper, various pulp and paper products are produced that may be converted by us into value-added products or sold.

We employ advanced, automated harvesting equipment in our forests. On easily accessible terrain, the harvesting process involves a feller-buncher that cuts and gathers a number of trees and lays them in bundles in the forest. Branches are removed by advanced equipment. A skidder then carries the trees to a track area, where a log cutter removes the tops, cuts the trees into logs and loads the logs on trucks for transportation to the mill. On difficult terrain, a harvester cuts, de-limbs and debarks the trees, then cuts them into logs and stacks them in bundles in the forest. A forwarder carries the bundles to a loading area, where a loader loads the logs on trucks for transportation to the mill. Recently, we acquired a simulator to train harvest equipment operators, which lowers the number of hours dedicated to employee training, in addition to reducing equipment-operating time.

The logs are transported by truck from the forests. The logs are then taken by conveyor belt to be debarked and chipped. The chips are sent to digesters, where they are mixed with chemicals and cooked under pressure. During this process, lignin and resins are removed from the wood. The removed lignin is used as fuel for the pulp mill.

In 2001, we introduced a new, more efficient production process whereby wood chips for the production of pulp are produced at plantation sites using portable chipping equipment. With these chipping machines, we are able to carry out chipping in the forest and thereby improve tree utilization and reduce noise levels at the mill. In addition, forest residues are returned directly to the plantation soil, contributing to the recycling of nutrients. Approximately 30% of the wood required for the Jacareí mill is supplied in the form of chips directly from the forest.

The unbleached pulp is then sent through the oxygen delignification process and the chemical bleaching process. The cellulose fibers are screened, pressed and dried. The dried pulp is cut into sheets and baled, resulting in market pulp. In recent years, pulp customers, particularly in Europe, have preferred pulp that is bleached with little or no chlorine compounds due to environmental concerns relating to the bleaching process. All of the phases in the pulp production process that have reduced amounts of chlorine create effluents, which are sent to an effluent treatment station, where approximately 90% of the organic charge is removed.

To produce printing and writing paper, we use 100% short-fiber eucalyptus bleached pulp. Once in the paper mill, the pulp is sent to refiners, which increases the level of resistance of the fibers for the production of specific grades of paper. Certain materials are then added to the refined pulp to strengthen and improve the quality of the paper. These additives include synthetic sizing and precipitated calcium carbonate (the alkaline process). The mixture is pumped to the paper machine where the paper is pressed and dried. Finally, the resulting paper is sent to be finished in accordance with client specifications.

The following table sets forth our paper production, total Brazilian paper production, and our total paper production as a percentage of total Brazilian production for the periods indicated:

	Year ended December 31,
	2008	2007	2006

VCP’s production* (in tons)	316,684	423,568	611,044
Total Brazilian paper and paperboard production (in tons)	9,154,000	9,010,000	8,724,631
VCP’s production as percentage of total Brazilian production	3.4%	4.7%	7.0%

Sources: Bracelpa and VCP.

(*)	Considers total production paper and coater machines, excluding base paper production for coated paper.

Printing and Writing Paper. According to Bracelpa, in 2008, we were Brazil’s fourth largest producer of uncoated offset paper, third largest producer of uncoated cut-size paper and second largest producer of coated paper. During 2008 we produced 251,358 tons of printing and writing paper consisting of 155,216 tons of uncoated and 96,142 tons of coated paper. Our coated paper is used for a variety of purposes, including labels, inserts, brochures and magazine covers. Uses for our uncoated paper include notebooks, books and continuous forms. We produce coated and uncoated paper in reels and sheets and in cut-size paper. We currently have estimated domestic market shares of 19%, 8% and 12% in the coated, uncoated (offset) and cut-size printing and writing markets, respectively.

The following table sets forth our printing and writing paper production, total Brazilian printing and writing paper production and our production as a percentage of Brazilian production of such products for the periods indicated:

	Year ended December 31,
	2008	2007	2006

VCP’s production* (in tons)	251,358	348,065	525,476
Uncoated paper (in tons)	155,216	202,115	382,436
Coated paper (in tons)	96,142	145,950	143,040
Total Brazilian production (in tons)	2,504,000	2,538,833	2,512,956
VCP’s percentage of Brazilian production	10%	13.7%	20.7%

Sources: Bracelpa and VCP.

(*)	Considers total production paper and coater machines excluding base paper production for coated paper.

Carbonless and Thermal Papers. In 2008, we produced 65,326 tons of carbonless and thermal paper at our Piracicaba production facility. We produce carbonless and thermal paper in reels and sheets for use as facsimile and medical paper as well as supermarket receipts, banking and commercial automation paper, bar code paper, toll tickets and commercial invoices.

In addition, we have a technology transfer agreement with Oji Paper pursuant to which Oji Paper agreed to share secret formulae, processes, technical information and know-how developed by it for thermal paper. The agreement also grants us an exclusive, non-assignable license to manufacture and sell certain thermal papers in Brazil and a non-exclusive, non-assignable license to sell such products in Latin America, Africa and the Middle East. This existing agreement was enhanced by the execution, in August 2007, of a long-term SBA with Oji Paper. The agreement will allow us to further expand the offering of thermal paper technologies in Brazil and the Latin America region, thereby allowing Oji to expand its worldwide presence as a market leader in thermal technology. Through the execution of the SBA, we will be able to draw on the technologies of Oji as well as their global subsidiaries including the technology of KSP, Kanzan and OPT. Going forward, we will be prepared to meet the growing demands of an expanding market by drawing on the technological process of Oji Paper globally. The SBA agreement coupled with the expansion of our Piracicaba mill will permit the continuation of enhanced quality and improved value to our customers.

Other Specialty Papers. Prior to the sale of Mogi das Cruzes mill in May 2007 we were one of the largest producers of specialty papers in Latin America. With the sale of this facility we have exited this line of paper business as part of our strategy of shifting our paper sales mix to higher margin products.

The following table sets forth our carbonless, thermal and other specialty paper production.

	Year ended December 31,
	2008	2007	2006

VCP’s carbonless and thermal paper production* (in tons)	65,326	67,148	62,466
VCP’s other specialty paper production* (in tons)	—	8,355	23,102

Total* (in tons)	65,326	75,503	85,568

Sources: VCP.

(*)	Includes total paper production and paper processed by our coater machines, excluding base paper production for coated paper.

Sales

We sell our paper products in all major world markets. The following table sets forth our sales volume of paper to the export market by geographic region for the periods indicated:

	2008		2007		2006
	Tons	% of total	Tons	% of total	Tons	% of total
North America	11,644	25.9%	20,774	21.3%	59,822	31.8%
Latin America(1)	26,615	59.2%	57,883	59.4%	51,531	27.4%
Europe	6,699	14.9%	15,648	16.0%	62,536	33.3%
Middle East/Asia/Africa/Other	—	—	3,194	3.3%	14,150	7.5%

Total Exports	44,958	100.0%	97,499	100.0%	188,039	100.0%

(1)	Excluding Brazil.

The following table sets forth our domestic sales of specialty, carbonless and thermal paper, Brazilian specialty, carbonless and thermal paper sales, and our sales as a percentage of Brazilian sales for such products for the periods indicated:

	Year ended December 31,
	2008	2007	2006
VCP’s carbonless and thermal paper sales (in tons)	73,308	66,353	64,186
VCP’s other specialty paper sales(1) (in tons)	56,104	48,054	45,976

Total (in tons)	129,412	114,407	110,162

(1)	Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill (divested in May 2007).

Source: VCP

Printing and writing paper represents the largest category of paper exports from Brazil. In 2007 and 2008, we exported 96,424 tons and 43,251 tons, respectively, of printing and writing paper, which primarily consisted of uncoated paper.

The following table sets forth our exports and domestic sales of coated and uncoated papers for the periods indicated:

	Year ended December 31,
	2008	2007	2006
VCP’s exports (in tons)	44,505	96,424	187,644
Brazilian exports (in tons)	848,913	855,165	800,297
VCP’s percentage of Brazilian exports	5.0%	11.3%	23.4%
VCP’s domestic sales (in tons)	219,465	286,288	371,393
Brazilian market (in tons)	1,662,911	1,599,251	1,616,800
VCP’s percentage of Brazilian market	13.0%	18.0%	23.0%

Sources: Bracelpa and VCP.

The customer base for our paper products is diversified. None of our customers individually accounted for more than 10% of our domestic or international sales as of December 31, 2008. In 2007 one customer accounted for 19% of our total trade accounts receivables.

We have a commercial agreement with Ahlstrom, which acts as a commercial representative, and we will sell printing, writing and coated paper produced by Ahlstrom. This agreement ends at September 2010.

Raw Materials

Wood

Our pulp production is 100% based on bleached eucalyptus hardwood grown in sustainable forest plantations. We use modern technologies that enable us to obtain high product quality in producing ECF pulp and VCF pulp.

We rely exclusively on eucalyptus trees to meet our pulpwood requirements. Eucalyptus trees are among the fastest growing trees in the world. The combination of modern technology with Brazil’s climate and soil conditions permit eucalyptus tree harvest rotations of approximately seven years. The table below presents both the harvest rotation cycle and the per annum yield per hectare in Brazil as compared to those of other principal pulp producers and illustrates this competitive advantage:

Country	Harvest (years)	Yield (m3/ha/yr)
Brazil	7	45-50
Argentina	7-12	25
Chile	10-12	20-50
Indonesia	7	20-35
Australia	7	20-25
Iberia	12-15	10-12
Sweden	35-40	5.5
Finland	35-40	4
USA	25	10
Canada	45	7

The following table presents a comparison of the forest area required to produce the quantity of wood necessary to operate a 100,000 ADTB/year (equivalent of 1 million tons per year) pulp mill in Brazil to those of other principal pulp producing areas and further illustrates this competitive advantage:

Country	Area - ha
Brazil	100,000
Iberian Peninsula	300,000
Scandinavia	720,000

Source: Pöyry Engineering

Energy and chemicals

We use several sources to generate thermal and electrical energy for the pulp and paper production process, including biomass derived from wood debarking, chip screening rejects, fuel oil, natural gas and black liquor. By producing electricity internally, we realize substantial savings compared to purchasing electrical energy in the open market. In 2008, we generated approximately 82.6% (82.3% in 2007) of our energy requirements for the pulp and paper production process internally, of which 85.3% was from renewable fuels, such as biomass and black liquor, and 14.7% was from non-renewable fuels, such as fossil fuels (oil and gas). The separate Conpacel facility generated approximately 45% (40% in 2007) of its energy requirements for the pulp and paper production process internally, of which 84% was from renewable fuels, such as biomass and black liquor, and 16% was from non-renewable fuels, such as fossil fuels (oil and gas). Recovery boilers recycle substantially all of the chemicals used in the pulp production process. We believe that our sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

In 2008 we purchased approximately 17.4% (17.7% in 2007) of our energy requirements from concessionaires, including CPFL—Companhia Paulista de Força e Luz (for the Piracicaba facility), Bandeirante (for the Jacareí facility) and Eletropaulo (for our headquarters), as well as from fuel oil and natural gas suppliers. The separate Conpacel facility purchased approximately 55% (60% in 2007) of its energy requirements from concessionaires, including Duke Energy and Elektro, as well as from fuel oil and natural gas suppliers. In 2007, we began operating a new combined cycle gas turbine and heat recovery boiler in the Jacareí mill, and, consequently, reduced the global percentage of our purchased electrical energy from 34% to 17%. The new gas turbine system improved our already low dependence on external supplies of energy.

The pulp production process traditionally involved the use of elementary chlorine. In recent years, demand for pulp that is bleached with little or no chlorine has grown significantly because of concerns over possible carcinogenic effects of chlorinated organic compounds released in water. This pulp, known as elementary chlorine-free pulp, or ECF, is produced without using elementary chlorine in its bleaching process. It uses chlorine dioxide instead. As a result, we only produce ECF pulp. Our bleaching sequences are based mostly on oxygen compounds, such as oxygen, ozone and hydrogen peroxide, which are more environmentally friendly. In addition, we have developed a bleaching process referred to as Votorantim chlorine free, or VCF pulp, which utilizes a smaller amount of chlorine dioxide than the ECF process. The separate Conpacel facility has a similar production process. In 2008, 100% of our pulp was produced without the use of elementary chlorine.

At December 31, 2008, we had long-term “take-or-pay” contracts with suppliers of chemical products for periods from 1 to 10 years. Our contractual obligations in connection with such contracts are US$ 64 million per year. Additionally, we have long-term “take-or-pay” contracts with a supplier of pulp for 30 years. The contractual obligation in connection with this contract is US$ 65 million per year. See Note 15(d) to our audited consolidated financial statements.

Water

Water, while not a significant cost component of our raw materials, is essential to the production of pulp and paper. We currently require about 23.4 cubic meters to produce one metric ton of pulp or paper (26 cubic meters in 2007), one of the lowest usage rates within the pulp and paper industry, and are continuously introducing new technology and implementing improvements in our industrial processes and methods to further decrease these usage rates. The separate Conpacel facility currently requires 24.4 cubic meters of water per ton of pulp and paper (23.8 cubic meters per ton of pulp and paper in 2007). These new technologies and processes also permit us to remain in strict compliance with the environmental regulations under which we operate.

We believe that our water supplies are currently adequate. The water we use is obtained from either the Paraiba do Sul and Piracicaba river systems, which are adjacent to our mills, and each river system is within a separate hydrological river basin; thereby reducing the overall risk of unavailability of water due to adverse atmospheric or hydrological conditions. The Brazilian government imposes tariffs on the industrial usage of river water. These tariffs, imposed since 2003 and 2006 in the Paraiba do Sul and Piracicaba river systems, respectively, have not had a significant impact on our costs.

Eco-efficiency

Our papers now emphasize eco-efficiency throughout the production process, including packaging containing the seal of approval emblem of the Forest Stewardship Council (FSC), highlighting the care shown regarding environmental preservation in each product sold. At the beginning of 2007, we introduced the new Copimax paper packaging highlighting the fully self-sustainable nature of its production. The brand furthermore showed its pioneering quality in the Brazilian market for printer and copier papers: it was the first to receive the Forest Stewardship Council (FSC) seal of approval, a worldwide recognition of products deriving from responsible forestry management and manufacturing policies. Other elements of our eco-efficiency production factors include:

•	Sustainably managed forests in the state of São Paulo, awarded FSC certification;

•	Low consumption of water to produce pulp: 23-24 cubic meters per ton produced;

•	Reutilization of 85% of the water in the production process;

•	84% of energy comes from renewable sources, such as biomass;

•	Reduction of the emission of greenhouse gases through control of atmospheric emissions, and the priority use of railroads and waterways for the transportation of raw materials and finished products;

•	100% of the industrial residues are treated through the 3R concept (reduce, reutilize, recycle);

•	First Brazilian company in the sector to sign the U.N.’s international Cleaner Production Declaration; and

•	Socio-environmental programs that encourage the development of partners in communities.

Transportation

For wood transportation we use trucks and the railroads, while the separate Conpacel facility uses only trucks. The trucks are owned and operated by independent contractors to transport wood from our forests to our production facilities. The train is operated by a private railway concession and also transports wood from our forests to a dedicated wood train terminal in the Jacareí Mill. Our forests are located an average distance of 357 kilometers from our pulp mills. We also use trucks owned and operated by third parties to transport finished pulp and paper products from our facilities to our customers in Brazil and other regions in Latin America. To the port of Santos, from which we handle 100% of our exportation of products, we transport our products by train. Santos is located on the coast of the state of São Paulo, approximately 150 kilometers from the Jacareí mill.

In 1998, we obtained a concession from the state government of São Paulo to operate a terminal and a warehouse in Santos under a renewable ten-year operational lease agreement with CODESP, which is the government-owned corporation that owns and operates the port. This lease was non-cancelable during the initial period and set to expire in 2007. In September 2003, an amendment to the agreement renewed it for another ten years from September 2007 to September 2017. The terminal has facilitated the growth of our exports because it allows us to load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs. Our yearly expense for this has been approximately US$ 0.3 million, and future annual lease payments under the CODESP lease will also be approximately US$ 0.3 million per year. There is no contingent rent under the contract. In addition, in 2001, we rented another warehouse at the terminal in Santos in anticipation of future increases of our pulp exports as a result of the Jacareí expansion. This expanded our total warehouse area in Santos to 16,020 square meters from 9,550 square meters, and our total warehouse volume capacity in Santos increased to 38,000 tons from 28,000 tons.

In December 2002, we signed a contract with MRS Logística S.A., or MRS, a private railway concession, permitting the construction of a railway spur-line connecting the Jacareí plant to MRS’s main railroad line, and thereby enabling us to transport pulp by rail from the mill to the port of Santos. In March 2005, we signed another contract with MRS to transport wood to our Jacareí mill and also approved an investment to construct a railway terminal to receive this wood in the Jacareí plant. The new wood terminal has been operational since October 2005 and has resulted in a significant reduction in VCP’s wood transportation costs. As part of our agreement with MRS in 2002, MRS was responsible for the reconstruction of the 27-kilometer railway spur-line and the investment in dedicated railway wagons, while we were responsible for the construction of terminals inside the Jacareí plant and at the port of Santos. Total investment was approximately US$ 9.4 million and we were responsible for 50% of such costs, which amounts have been disbursed. The pulp transportation agreement also requires the transportation of a minimum tonnage, equivalent to US$ 7.4 million per year, over a ten-year period. For the wood transportation agreement, the minimum tonnage requirement is equivalent to US$ 1.3 million per year, starting in 2006. In 2008, we shipped 765,000 tons of pulp and over 112,000 tons of wood through MRS and paid approximately US$ 12.1 million to MRS.

In 2007 we conducted a bidding process for the outsourcing of integrated logistics for the plants of Jacareí, Piracicaba, Ripasa and Três Lagoas for four years. This contract was awarded to Abrange Logística, a logistics operator that has reduced our costs by capturing economies of scale and synergies. Abrange Logística was contracted to handle all the operational logistical activities for these plants, from receiving the raw material to delivering the product to the final customer. This has resulted in lower costs, gains of scale, lower investment in infrastructure and greater specialization in providing services to clients.

Further to this new logistics outsourcing contract, VCP established in 2008 a strategically located Distribution Center (DC) accessible by two major road systems (Anhanguera and D. Pedro) in Campinas, São Paulo. This DC is specialized in handling and storage of paper in reels and pallets. The total covered storage area is 15,000 square meters which provides a storage capacity of approximately 21,000 metric tons of paper. VCP’s Piracicaba and Conpacel paper mills now transfer the majority of their production to this DC where the products are stored and efficiently distributed with a lesser average transit time.

Another logistical advantage is derived from KSR, our paper distribution unit which is the leader in the sector in Brazil. KSR plays a strategic role by reaching all regions of Brazil and servicing clients in areas such as printing, editorial, stationery, copying, small business, converters (forms, notebooks), newspaper and public bodies. KSR has 19 affiliates and an automated storage system which results in fast service, supported by a specialist fleet which can make deliveries throughout Brazil.

In October 2007, our subsidiary VCP-MS signed an agreement with ALL to provide transport services for more than 1 million tons per year of pulp from Três Lagoas to the port of Santos for a twenty year term beginning in 2009. Our total investment will be approximately US$ 70 million and the object of the agreement includes primarily (i) railway transportation service from the facility to the port of the pulp volume produced in Três Lagoas; (ii) construction of a railway spur line connecting ALL’s main rail line to the facility; and (iii) investments by both companies for wagons, locomotives and permanent railway infrastructure.

In October 2008, VCP-MS and Gear Bulk Terminals signed a 10 year rental and services agreement via which VCP-MS has rented Gear Bulk’s Terminal 31 facilities in Santos and it will provide storage and terminal handling services. The terminal site will be totally refurbished by Gear Bulk’s estimated investments of US$ 8 million. Upon completion of the refurbishment in April 2009, the terminal will have the capacity to store up to 55,000 metric tons of pulp, utilizing modern equipment including six gantry cranes installed at the terminal’s roof, and will be able to receive unit trains at any hour.

During 2008, VCP modified its offshore logistical structure based upon a reassessment of its distribution channels in Europe, the United States and Asia. The principal changes were a reduction in the number of ports and logistic service suppliers (ship owners and terminal operators) from 14 to 10 and from 13 to 7, respectively. These modifications will ensure that VCP maintains its stable cost structure and competitive position.

Marketing and distribution

We sell our pulp and paper products in both the domestic and export markets. In 2007 and 2008, approximately 76% and 80%, respectively, of our total sales volume of market pulp and 13% and 20%, respectively of our total sales volume of paper products was sold outside of Brazil. Our internal sales staff consists of 48 employees operating throughout Brazil. We also have 255 employees assigned to KSR—our paper distributor—and 80 independent sales agents. Abroad, our sales staff consists of 11 employees, operating throughout North America, Europe and Asia.

Through KSR and our internal sales staff, we focus on developing close, long-term customer relationships by meeting the customer’s specific requirements. We constantly seek to increase our understanding of our customers and their industries and to tailor our products to their specific needs. See “Item 5—Operating and Financial Review and Prospects—Research and development, patents and licenses, etc.” for a detailed description of our technology upgrades in the area of customer relationships

Pulp

Our internal sales staff handles substantially all of our domestic market pulp sales. We sell pulp to other Brazilian paper producers, including Fábrica de Papel Santa Therezinha S.A. (a company specialized in the production of tissue and special paper), Arjo Wiggins Ltda. (the largest producer of security and fine papers) and the former Ahlstrom facility within the Jacareí mill (a joint venture with Ahlstrom from September 2007 until VCP’s minority interest was acquired by Ahlstrom in August 2008). In addition, due to the expansion of the Jacareí facility completed in 2005, we sell significant quantities of market pulp abroad. In order to distribute and market this additional market pulp, we operate our own terminal at the port of Santos. The delivery of pulp is done through proper equipment and logistics, providing high productivity in all stages of the process.

Currently, our pulp and paper products are distributed overseas through our wholly owned subsidiary: VCP Overseas Holding Kft branch office, located in Zug, Switzerland, which is responsible for all export and sales transactions.

In 2007, we opened our Representative Office in China, located in Shanghai to develop a closer relationship with our clients in Asia and to pursue new profitable supply agreements for our company’s future expansions. Our North American client liaison and new business development activities are conducted from our Baltimore office. Independent sales agents are used in some of the markets currently deemed to be non-strategic.

Paper

In 2008, approximately 88% of paper sales volume and 93% of our net revenues derived from paper came from the domestic market, compared to 80% and 87%, respectively, in 2007. We sell 15% of our paper products through KSR. Domestically, KSR’s distribution network consists of 34 branches, which are strategically located with warehouses used for storage purposes, and a workforce composed of 99 independent sales agents. In 2008, KSR was the segment leader in paper distribution in Brazil, with a market share of approximately 22% of the total sales in this market. Through KSR, we sell our paper products to approximately 16,200 customers, including small printers, stationery stores and industrial companies throughout Brazil, as well as the Brazilian government. KSR also sells the products of other paper companies in areas where they do not compete with us, in both the export and domestic markets. As a result, we are able to offer a wide range of complementary products, with prompt delivery. In 2008, through KSR we had net revenues of US$ 162 million, representing 29% (US$ 151 million and 22%, respectively, in 2007) of our total consolidated paper sales in the domestic market.

Vendor Program

Sales of our products to our domestic customers are for cash, credit or through a program called the vendor program. For purposes of this annual report, we have referred to our credit sales as the “non-vendor program.”

The vendor program, available to only some of our customers, is a means by which the bank essentially finances our customers’ purchases. Under this program, the customer agrees to pay the bank at a later date and the bank in turn pays us on behalf of the customer for the purchase price of the product upon its delivery to the customer. We, as the vendor, act as a guarantor under the program of the value of the sale plus the interest on the funds charged to the customer. As a result, the customer can take advantage of lower interest costs that arise as a result of the bank looking to us, and not our individual customers, as the primary support for the credit risk. In addition to the lower interest cost, the customer obtains additional benefits in the form of lower value-added taxes since the interest charged by the bank to the customer is not subject to these taxes that would otherwise have accrued had we incorporated the finance charges into the sales value and billed the amount directly to our customer. The terms of sale under the vendor program depend on the customer’s credit rating, which is based on our own internal credit review, and typically are for 150 to 160 days; although in the case of a few selected customers may be up to either 180 or 240 days. We estimate that during each of the years 2006, 2007 and 2008 an average of approximately 8% of our total regular domestic customers obtained our guarantee for our sales of product to them and these sales represented 22%, 23% and 31%, respectively of our total domestic sales value. The amount of the guarantee outstanding was US$ 120 million, US$ 127 million and US$ 112 million at December 31, 2006, 2007 and 2008, respectively.

This guarantee does not expose the Company to any greater risk or net obligation than a credit sale. We retain the same risk of loss on customer accounts under the vendor program that we do under our own non-vendor program sales, and we mitigate this risk by the continuous evaluation of both vendor and non-vendor receivables for collectability. In the case of a non-vendor credit sale, revenue is recorded on shipment, and a receivable is created. If the credit sales customer does not pay the receivable, then the Company would establish a doubtful accounts allowance if it considered loss to be probable. In a vendor financed sale, the Company records revenue also on shipment and receives full payment from the bank. If the customer does not pay the bank within the specified time period, the Company must satisfy its guarantee with the bank. The Company would, at that time, charge the obligation to selling expenses if it considered the loss to be probable. The Company would then look to the customer for payment on the sale. At this point, after satisfying the guarantee to the bank, the Company is in the same position as if it had made a credit sale; the customer owes the Company for the value of the sale. If the customer does not pay, the Company loses the value of the sale which had been recorded as a bad debt expense. The Company’s losses from guarantees, net of amounts recovered from our customers, has historically been negligible.

Annually, the Company considers the provisions of FIN 45 and Emerging Issues Task Force (“EITF”) 00-21 “Revenue Arrangements with Multiple Deliverables” in accounting for the guarantee income from vendor program. Guarantee income from these arrangements is not significant and although EITF 00-21 was considered in the determination of how to account for possible multiple deliverables, we finally the income from such guarantees considered not to be material. The Company recognizes revenue for each of the elements of the sale when the customer takes delivery.

We consider the vendor program to be an important component of our sales and marketing efforts and believe that the favorable credit terms we are able to offer our customers give us an additional competitive advantage.

Competition

The international markets for pulp and paper products are highly competitive and involve a large number of producers worldwide. As an integrated pulp and paper producer, we compete not only with other integrated pulp and paper producers but also with companies that produce only pulp or paper. Many of these producers have greater financial resources than we do. Our production levels have been, and will continue to be, small by comparison to overall world pulp and paper production, and the prices for our products will depend on prevailing world prices and other factors.

According to preliminary information released by Hawkins Wright (an “Outlook for Market Pulp”) at December, 2008, world market pulp capacity should reach 57.0 million tons out of which 41% is bleached softwood kraft, 47% is hardwood and the remaining percentage other pulp grades. During 2008, the world’s net capacity of bleached kraft pulp increased by 2.66 million tons (3.56 million tons additions and 905,000 tons capacity closures).

Based on 2008 preliminary figures from Bracelpa on net revenues of Brazilian pulp and/or paper producers, we were the second largest Brazilian producer, behind Aracruz. In the domestic market, with respect to market pulp, we had the largest Brazilian market share in terms of volume, with 29%.

According to Bracelpa, with respect to writing and printing uncoated paper, we were the fourth largest Brazilian producer in 2008 in terms of volume, producing more than Aracruz, but less than International Paper, Santa Maria and Suzano. In addition, in 2008, we were the leader in Brazil in the production of certain carbonless and thermal paper. Our main competitors in carbonless and thermal paper are located outside Brazil. We were the second largest Brazilian producer in 2008 in coated paper in terms of volume, producing less than Suzano with a 19% market share.

During the period of 2006 to 2008 our main domestic competitors announced/concluded the following major changes in the pulp production capacity:

2006: No significant events.

2007:

International Paper: began construction of a 200,000 ton capacity across-the-fence integrated paper machine project for printing and writing paper adjacent to VCP’s Horizonte pulp mill project in Três Lagoas, Mato Grosso.

Suzano: Start-up begins in September of its second pulp line with capacity of 1 million tons at its Mucuri, Bahia pulp mill.

2008:

Aracruz: In May it announced its intent, subject to subsequent approval by its Board of Directors, to (a) together with its partner Stora Enso, expand the production capacity of the Veracel mill, located in the state of Bahia, by the construction of a second pulp line with an annual capacity of 1.4 million tons, which would begin production by the beginning of 2012; and (b) build three river terminals for the transport of wood and a private maritime port terminal as part of its future expansion of the production capacity of its Guaíba, Rio Grande do Sul, pulp mill. In July it announced its intent, subject to subsequent approval by its Board of Directors, to build the first of up to three pulp mills, each with a capacity of 1.4 million tons, in the Governador Valadares region of the state of Minas Gerais together with the acquisition of land for the implementation of a forestry base. Construction of the first mill would begin in 2013 with expected start-up of operations in 2015. In August it announced the approval of its Board of Directors of its plans to expand the Guaíba mill with the addition of a second pulp line with an initial capacity of 1.3 million tons; construction had been expected to commence in the second semester of 2008.

In October 17, 2008, Aracruz announced that it has suspended the construction activities of the Guaíba facility and the further studies of the implementation of the other aforementioned projects due to (a) overall market conditions and (b) its internal financial considerations.

International Paper: Continued construction of its aforementioned integrated paper mill project. Start-up occurred in the first quarter of 2009.

Suzano: Completed the start-up phase of the aforementioned second pulp line at its Mucuri mill. In July, announced its intent, subject to the future approval by its Board of Directors, to (a) expand the production capacity of its existing two pulp lines at its Mucuri, Bahia facility by 400,000 tons with conclusion expected during the second semester of 2011; and (b) develop a forestry base in partnership with Vale do Rio Doce, Brazil’s largest natural resource company, in the state of Pará, that together with Suzano’s own plantations and those of other producers could supply wood to a 1.3 million ton capacity pulp mill project that would be built in the state of Maranhão and with start-up in 2013; and (c) build a second pulp unit with a capacity of 1.3 million tons in the state of Piauí with start-up in 2014; and (d) build a third pulp line with a 1.3 million ton capacity adjacent to one of the units in Maranhão or Piauí, or in another location, with start-up in 2015.

On October 17, 2008, Suzano announced that it had suspended until further notice the implementation of all of the aforementioned projects due to overall market conditions.

In June 2009 Suzano informed the market that, projects (b) and (c) above continue as part of their current plans.

Environmental policies

As part of our commitment to sustainable development, we are developing one of the largest forest plantations in Brazil. Annually we plan to plant approximately 60,000 hectares of eucalyptus to supply the future pulpwood requirements of the existing and planned mills. All the forest operations are developed based on Environmental Planning in order to promote the environmental improvement of the site, looking for forestry sustainability, biodiversity and environmental sanity.

By the end of 2008, the timberland area under our control, in states of São Paulo, Rio Grande do Sul and Mato Grosso do Sul was about 547,000 hectares, of which 38% are mainly preserved as conservation areas with native vegetation. If we consider approximately 52,000 hectares associated with our 50% stake in Conpacel, we control more than 600,000 hectares. For conservation areas, environmental planning may recommend the plantation or recovery (recovery by means of natural regeneration) of native vegetation. In partnership with various universities, we conduct research and monitor the fauna and flora of the sites.

These timberlands are distributed as follows within Brazil:

	Total area (hectares)	Percentage of total area preserved as native forests and/or for environmental recovery
São Paulo	184,113	37%
Mato Grosso do Sul	237,891	29%
Rio Grande do Sul	124,542	49%

TOTAL	546,546

Our policy for quality of the environment, health and safety, based on the following principles:

•	to fulfill the needs and expectations of investors, customers, suppliers, professionals, communities and other parties involved in our business;

•	to operate responsibly and in compliance with laws, regulations and corporate commitments;

•	to ensure the integrity, qualification and career development of our employees; and

•	to provide continuous improvement in management systems and processes, including the prevention and reduction of wastes, accidents and adverse impacts on the environment.

We use technologies that process and bleach pulp and paper wood pulp with ozone, which minimizes water consumption and reduces effluents and organic chlorine compounds.

We have an electronic system that monitors and coordinates all our environmental activities to facilitate operational control, management of environmental risks and compliance with legal requirements at the Jacareí plant.

We obtained an ISO 14001 (environmental) certification for the forestry area and for the industrial area of the Jacareí mill in February 2004. All integrated industries, forestry areas in São Paulo and the port terminal of Santos are certified as conforming to international standards.

The forestry operation in São Paulo is also certified as Well Managed Forest Plantation by the Forest Stewardship Council- FSC since September 2005 (Capão Bonito Region) and since December 2006 (Paraiba Valley Region).

Brazilian environmental regulation and investments

The federal constitution assigns to the federal government, the states, the federal district and the municipalities the responsibility for environmental protection and preservation of the Brazilian fauna and flora. However, the authority to enact laws and issue regulations with respect to environmental protection is granted jointly to the legislative branches of the federal government, the states and the federal district. The municipalities may only issue regulations with respect to matters of local interest or to supplement federal and state laws. The state agency for pollution control in the state of São Paulo is CETESB—Companhia de Tecnologia de Saneamento Ambiental, or CETESB. Pursuant to the pollution control laws of the state of São Paulo, as enforced by CETESB, the installation, construction or expansion, as well as the operation, of industrial equipment likely to cause pollution must be licensed by CETESB.

A renewable licensing system was introduced in São Paulo in December 2002, according to which previously issued licenses shall be renewed upon CETESB’s convocation. The new licenses issued by CETESB under this system are valid for periods of up to six years for installation licenses and ten years for environmental licenses. The use of efficient environmental management systems and the practice of environmental auditing are taken into account by CETESB in granting longer validity terms for licenses. Our operations are subject to various environmental laws and regulations issued by these authorities, including those relating to air emissions, effluent discharges, solid waste disposal, odor and reforestation.

We have expended more financial resources to modernize our equipment, processes and environmental quality gains. In addition, we invested in environmental education, communities’ sewage treatment system and other projects. Our investments amounted to US$ 24.6 million in 2008, US$ 17.6 million in 2007, and US$ 15.7 million in 2006.

We cannot assure you, however, that the implementation of more stringent environmental regulations in the future will not require significant capital or other expenditures. For a description of certain legal matters relating to environment regulation, see “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Legal Matters.”

In Brazil, individuals or legal entities that violate environmental laws can be punished by criminal sanctions that range from fines to imprisonment, in the case of individuals, or dissolution, in the case of legal entities. In addition, administrative sanctions that can be imposed include, among others:

•	fines;

•	partial or total suspension of activities;

•	forfeiture or restriction of tax incentives or benefits; and

•	forfeiture or suspension of participation in credit lines with official credit establishments.

In addition to criminal and administrative sanctions, pursuant to Brazilian environmental laws, the violator must also repair the damage that was caused to the environment and/or indemnify third parties, regardless of the existence of actual fault.

We have received a number of administrative warnings in the past five years for isolated violations of the maximum levels for emissions or effluents, including odors. The largest payment we have made individually was related to a solid residue release that occurred on September 10, 2005, when an industrial embankment burst at the Jacareí unit and non-dangerous residues (class 2A) covered part of a road and a stream, causing reversible damage to the environment. VCP took all necessary measures to reduce the damage to the environment and community. We acted in a transparent manner by immediately notifying CETESB and other government agencies of the incident, as well as issuing a press release. We developed a project to recover the industrial embankment and to reduce the damage to the environment, representing an investment cost of approximately US$ 9 million, of which US$ 3 million were disbursed in 2005 and US$ 6 million in 2006. In 2007, an additional US$ 2 million out of US$ 4 million was disbursed. In view of continuing to invest in environmental projects, we also have a project to provide alternatives to treat solid waste disposals. We expect a total investment cost of US$ 11.6 million, of which US$ 4.5 million was disbursed in 2007 and US$ 7.1 million was disbursed in 2008. This project will be divided into four phases: composting, which will involve two phases, lake cleaning and extension of the industrial embankment.

Environmental indicators

Our operating and production processes utilize natural resources and generate liquid effluents, residual wastes and air emissions which may adversely affect the environment.

According to ecoefficiency, environmental management aims to produce the minimum waste acceptable by the environment. We believe that by using state-of-the-art technology, in conjunction with environmental management system, environmental protection becomes more efficient and it is possible to pursue the path to sustainability.

Liquid effluents

Water is critical to the process of manufacturing pulp and paper. We obtain water from the rivers that flow adjacent to our mills. After the water has been used in the manufacturing process, we pass the effluents through mechanical and biological treatments before returning them to the rivers. We also have emergency lagoons and tanks that enable us to avoid releasing untreated effluents into the rivers in the event of a problem with our effluent process. Effluent characteristics are monitored constantly through chemical, physical and biological analyses. We also have a spill control system to avoid disturbances in the wastewater treatment plant.

Our units use a two-stage process to treat the effluents generated during the production process. During the first stage, solids such as fibers, clay and carbonates are removed from the effluents. During the second stage, these solids undergo a biological treatment in which suspended and dissolved materials are broken down through the action of microorganisms. We hired a third party to evaluate the quality of the effluents generated during the production process and with the results of these analyses, we implement actions to minimize the generation of effluents and maximize the reutilization in the process. Our industrial units are developing alternatives that seek to reduce the consumption of water and the generation of effluents by optimizing the production process and increasing the reuse and recirculation of water. In Jacareí mill, the closing circuit project reached a water reutilization rate of 85%. For a description of the imposition of tariffs on river water use, see “—Raw materials—Water” above.

Solid wastes

We have identified productive uses for a portion of the solid waste generated during our pulp and paper production processes and have adopted the following programs for handling and disposal of such solid waste residue:

•	co-processing with ceramic manufacturing companies (Piracicaba and Jacareí mills);

•	licensed landfills (Jacareí mill); and

•	use in forests as soil correction agents.

With respect to the co-processing activities at our Piracicaba and Jacareí facilities, we use industrial residue as the raw material to manufacture bricks. Currently, both facilities’ solid waste residue is being recycled and used in ceramic factories located in each city. We have been using these selective waste collections and recycling systems at the Jacareí facility since 2001 and the Piracicaba since 2002. Our separate Conpacel facility uses similar programs and, in addition, a composting system in which solid wastes are transformed into organic material for use in our forests.

The remainder of solid waste is either sold to third parties for use in their production processes or disposed of in sanitary landfills. The small amount of hazardous waste generated at our facilities is collected, treated and disposed of in accordance with the requirements of Brazilian law.

Atmospheric emissions

As a byproduct of production, certain odoriferous compounds and particulate emissions are released into the atmosphere. In order to control these emissions, the sources of these emissions are fitted with control equipment such as electrostatic precipitators, multi-cyclones and gas scrubbers, which minimize or remove certain particles and compounds from the emissions. In order to control odor emissions, our Jacareí mill uses an efficient system for collection and incineration of odoriferous, diluted and concentrated gases and is outfitted with an alternative gas scrubber removal system to be used when incineration is not possible. In addition, the auxiliary boilers, which previously burned fuel oil, were adapted to burn natural gas in 2001. The expansion of the Jacareí facility included similar equipment and processes to control emissions.

Forest preservation

All our wood comes from tree plantations rather than native forests. The land we manage is generally not of high enough quality to be used for other forms of agriculture. Our cultivation program seeks to preserve the health of our forests, and Brazilian law requires that at least 20% of our land either be covered with native forests or cultivated with indigenous species of trees rather than eucalyptus or pine.

Forestry Certification System

In October 2002, VCP received ISO 9001/2000 and ISO 14001 certifications for forests located in Capão Bonito and Jacareí regions. The forestry areas controlled by VCP, which supply pulpwood to Jacareí pulp mill, are also certified by FSC (Forest Stewardship Council). The Capão Bonito region was certified in September 2005 and Vale do Paraíba regions were certified in December 2006. VCP will reach approximately 70% to 80% of certified pulpwood production for the Jacareí mill. The separate Conpacel facility has also received ISO 9001/2000 and ISO 14001 certifications, and the related FSC certification.

Natural resources

Since the 1990s, we have been harvesting eucalyptus through uniform micro-propagated seedlings from carefully selected trees. The characteristics of the seedlings we select are matched to different growing regions and our products. This method allows us to (1) greatly increase forestry productivity, (2) comply with environmental regulations, and (3) contribute to carbon reduction in the atmosphere.

Pursuant to the Brazilian Forestry Code (Law No. 4,771 of September 15, 1965), we set aside a portion of our forests for preservation, conservation and environmental recovery. These areas consist of either native forests or riparian buffer zones, or are maintained to satisfy specific ecological interests. We also invest in environmental studies, together with domestic and international universities, research centers and renowned consultants, in order to improve the environmental conditions of our plantations, and ensure that we protect the native fauna in the areas in which we operate. We created a program designed to protect and preserve the fauna of areas with distinctive environmental aspects and implemented it in all forest areas.

Insurance

We maintain insurance policies for our mills against fire, lightning and explosion by any cause up to US$ 128 million; as for the basic coverage and additional coverages, Electrical Damages up to US$ 1.5 million, Windstorm (extended coverage) up to US$ 4.3 million, Machinery Breakdown up to US$ 4.3 million and Business Interruption up to US$ 233 million. We renewed this insurance on December 1, 2008. We do not maintain insurance against fire, disease and other risks to our forests. We have taken various steps to prevent fires from occurring at our forests, including the maintenance of fire observation towers, a fleet of fire engines and teams of fire-fighting personnel, which we believe are safe and cost-effective methods of fire prevention. In each of the past three years, forest fires have not resulted in material damages to our total planted area. Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost-effective. We do not make provisions for risks of loss from fire and other casualties, all losses and damages that occur are charged to expense when incurred. We have not suffered a material loss from either fire or disease in the forests that we harvest.

Overview of the Pulp and Paper Industry

Pulp Industry Overview

Wood pulp is the principal ingredient in the manufacture of woodpulp-containing paper. Pulp is classified according to (a) the type of wood or fiber from which it is made, (b) the manner in which the wood or fiber is processed, and (c) whether it is bleached.

There are two types of wood pulp that can be produced. Hardwood pulp is produced using hardwood trees, such as eucalyptus, aspen, birch and acacia. Pulp made from hardwood, such as eucalyptus, has short fibers and is generally better suited to manufacturing coated and uncoated printing and writing papers, tissue and coated packaging boards. Chemically pulped short fibers are the best type for the manufacture of wood-free paper with good printability, smoothness, brightness and uniformity. Softwood pulp is produced using softwood trees, such as pines and fir. Pulp made from softwoods has long fibers and is generally used in manufacturing papers that require durability and strength, such as kraftliner, and those requiring high opacity, such as newsprint and directory papers. We produce only hardwood pulp from planted eucalyptus trees.

The pulp manufacturing process may determine a pulp’s suitability for particular end uses. Mechanical pulp refers to pulp processed to leave in some lignin and other organic materials holding the wood fibers together. Chemical pulp refers to pulp made using chemical processes to dissolve the lignin. Among the various chemical processes for chemical pulp, the most common is the kraft process, which we use to produce our pulp. The kraft process helps to maintain the inherent strength of the wood fibers and thus produces a pulp that is especially well suited for manufacturing printing and writing papers, specialty papers and tissue.

Bleached pulp is used for a variety of purposes, including printing and writing papers, specialty papers and tissue. Unbleached pulp is brown in color and is used in the production of wrapping paper, corrugated containers and other paper and cardboard materials. Many companies, including us, are using the ECF method in their production of bleached pulp. ECF is a bleaching process that does not utilize elemental chlorine. This process has been developed in part to eliminate any possible carcinogenic effects attributed to the dioxins that are produced during the bleaching process and released in the water.

As a result of the variety of wood types and processes used to produce pulp, the pulp market has become increasingly specialized in terms of technical characteristics. Hardwood and, particularly, eucalyptus pulp, exhibit many of the physical and chemical properties most valued by printing and writing paper manufacturers and other bleached pulp consumers, such as opacity, grade and printability. As a result of increasing specialization, many paper manufacturers developed their own customized mix of pulp inputs known as “furnish” for use in their paper manufacturing. In addition, as more paper manufacturers have come to appreciate the technical characteristics of hardwood pulp and rely upon a significant hardwood pulp component in their furnish, the market for hardwood pulp has grown more rapidly than the market for softwood pulp.

Eucalyptus is one of many types of hardwood used to make pulp. We believe that for certain uses eucalyptus pulp is superior because of the greater consistency in the quality of its fibers and because it can improve paper’s opacity, formation and printability. Eucalyptus pulp has gained wide acceptance among producers of printing and writing papers in Europe and among producers of tissue papers in North America because of its softness and absorbency.

Paper Industry Overview

There are six major groups of paper products produced by the paper industry:

•	newsprint paper, used to print newspaper;

•	printing and writing papers, used for a broad range of purposes, including writing, photocopying, commercial printing, business and computer forms;

•	tissue papers, used to produce tissue, toilet papers and paper towels;

•	packaging papers encompassing kraft paper, containerboard (corrugated paper and linerboard) and liquid packaging board;

•	cardboard; and

•	specialty papers.

We produce printing and writing papers, specialty papers, and thermal and carbonless paper, a subcategory of specialty papers.

Printing and writing papers are classified according to whether they are coated or uncoated, and whether the pulp from which they are made is chemically processed to eliminate lignin, called wood-free paper, or contains some lignin, called mechanical or wood-containing. We make uncoated and coated wood-free printing and writing paper.

Printing and writing paper is sold either in reels or in packages of pre-cut sheets, called cut-size. We sell our paper in both reels and cut-size. Reels of paper are used by manufacturers of paper products such as business forms, writing pads, packaged sheets of pre-cut paper, books and envelopes. Customers require different size reels depending on the type of machines they use. Cut-size paper is used in offices for general commercial purposes, such as photocopying and writing. There has been a general trend in recent years toward the use of standardized pre-cut sheets rather than preprinted and continuous business forms and computer paper. This trend has led many paper producers, including us, to reduce sales of reels and to integrate cutting machines in their paper mills, increasing their production of cut-size papers.

The market for paper has a large number of producers and consumers and more product differentiation than the market for pulp. Prices for paper are cyclical but are less volatile than pulp prices. The prices for paper and paperboard have historically followed the trends of pulp prices. The key factors that drive paper prices are overall economic activity, capacity expansion and fluctuations in current exchange rates.

During the period of 2006 to 2008 Brazilian paper companies maintained their export volumes in order to compensate for the negligible growth in the domestic market (see “Item 4.B Information on VCP—Business Overview—Production—Printing and Writing Paper”) and the increased competition from imports of selected paper grades due to appreciation of the Brazilian currency through August 1, 2008 (see “Item 3.D—Key Information—Risk Factors—Risks Related to VCP and the Pulp and Paper Industry”). Regarding the international market, although the appreciation of the real against the US dollar of approximately 9% in 2006 and 21% in 2007 and the depreciation of 24% in 2008 impacted our revenues, the volume sold in 2008 increased due to a good economic environment, through August 2008 and the carry over from orders in backlog through year end, especially for the North American and European markets. After suffering some years at low price levels, international paper prices start a recovery in the first half of 2006, with price increases being announced in February, April and June 2006, in both North America and Europe. For uncoated woodfree papers, international prices rose 15% in the first six months of 2006 and fell about 5% in the last quarter of 2006. In 2007, prices rose 7% from January to December in North America, and in the European market, prices climbed 9% in the first nine months of 2007. In 2008, prices rose 11% from January to December in North America, but declined 4% in the European market.

The Brazilian pulp and paper industry

Brazil is predominantly a tropical country, with approximately 90% of its territory located north of the Tropic of Capricorn. As a result, in most regions of Brazil, the soil and climate are very favorable to forest growth. In Brazil, eucalyptus trees have short growing cycles of approximately seven years, compared to 10 to 12 years for eucalyptus trees in Chile and 25 years in the United States. The production of wood in Brazil, therefore, requires less time and a smaller growing area than in North America and Europe, which results in higher yields. See “Item 4.B Information on VCP—Business Overview—Raw Materials—Wood”.

Brazil’s high technology and natural advantages in forestry make it one of the world’s lowest-cost producers of pulp, and in the last 20 years Brazil has become an important pulp exporter. As one of the world’s lowest-cost producers of pulp, Brazilian pulp producers are able to weather more favorably than other producers through periods of low pulp demand. This shorter maturing period also enables Brazilian producers to expedite the process of genetically improving the Eucalyptus species utilized. In this manner, the Brazilian Eucalyptus is one of the pulping trees species that have evolved more rapidly and consistently over recent years, resulting in significant improvements in its productivity.

Capitalizing on its advantages in pulp production, Brazil has developed a diversified paper industry with modern technology and a potential for growth in both the domestic and export markets. In recent years, there has been a marked increase in paper consumption in Brazil, which is an important indicator of the economic development of a country. Between 1997 and 2008, the average annual rate of paper consumption increased by approximately 3% per year, reaching 9.0 million tons in 2008, according to estimated figures from Bracelpa. We believe that there is growth potential for domestic consumption, because per capita consumption is still low in comparison with developed countries. Per capita consumption of paper is estimated at 39.5 kilos per year, according to PPI, a news and information provider for the pulp, paper, converting forest products and allied industries.

According to preliminary data from Bracelpa in 2008, Brazil was the twelfth largest paper producer and the fourth largest pulp producer in the world. Brazilian pulp and paper companies have made large investments over the last ten years in order to compete more effectively and on a larger scale with traditional pulp suppliers in the international market. In addition, technological development in the paper industry has been supported by the research efforts of major producers and by financing from BNDES.

Consolidation in the Brazilian pulp and paper industry is currently underway. The table below shows the market participation of the five largest producers in terms of sales for the years indicated:

	Year ended December 31,
(in thousands of tons)	2008*	2007	2006	2005	2004

Brazilian pulp production (1)	12,740.0	11,997.0	11,180.0	10,352.0	9,620.1
Brazilian paper production	9,180.0	9,010.0	8,724.6	8,597.0	8,452.4
Total pulp and paper production	21,920.0	20,770.0	19,904.6	18,949.0	18,072.5
Total five top producers*	12,100.0	12,579.5	11,982.3	11,461.9	10,987.2
% Top five*	55.2%	59,9%	60.2%	60.5%	60.8%

(1)	Pulp numbers represent pulp volume produced.

Source: Bracelpa.

*	Estimates for December

Brazil produces both commodity grade paper, such as kraft linerboard, and more value-added paper products, such as thermal, carbonless and fiduciary paper. Brazil is self-sufficient in all types of paper, except newsprint, coated paper and certain specialty grades. The paper market is larger than the pulp market in terms of the numbers of producers, consumers and variety of products. Paper prices tend to be less volatile than prices for pulp.

Cyclical nature of world pulp prices

World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand.

Over the last three years, BEKP prices (market pulp) in the United States, Europe and Asia, respectively, have fluctuated from US$ 635, US$ 590, and US$ 540 per ton on January 1, 2006, to US$ 860, US$ 840, and US$ 810 per ton at July 30, 2008 in these respective regions, returning to US$ 680, US$ 590 and US$ 530 at December 31, 2008. As demonstrated, such price fluctuations occur not only year to year but also within a year as a result of global and regional economic conditions, and supply and demand. The price of paper products, although less volatile than the price of pulp, also experienced fluctuations in response to global demand and production and fluctuations in pulp prices. Capacity adjustments have also occurred on the paper side, and in the first half of 2006 we saw paper prices increasing for several grades in the United States and Europe. In 2008 the prices in US dollars rose 10.6% on average when compared to 2007.

The following table sets forth the estimated cash production costs per ton of bleached hardwood kraft market pulp pre-sold in Northern Europe, Brazil and the United States for the third quarter of 2008, for producers in the regions indicated. Cash production costs are total production costs less depreciation and depletion and does not include any transportation costs. Amounts have been expressed on a per ton basis in U.S. dollars, with local currencies translated at prevailing exchange rates. Particular producers may have production costs significantly above or below regional averages.

Delivered Cash Costs BHKP CIF (per ton)	December, 2008	March, 2009
Brazil	271	268
Indonesia	282	298
Chile	305	308
Sweden	422	389
Finland	459	453
Iberia/Norway	449	457
France/Belgium	453	478
China	502	504
Canada	544	513
USA	547	562
South Korea	535	618
Japan	706	641

Source: Hawkins Wright.

C.	Organizational Structure

The chart below shows our organizational structure as of December 31, 2008 (% of total capital):

(1) VCP acquired in 2009 an additional equity interest in Aracruz, after execution of two share purchase agreements (“SPAs”). VCP currently owns 84.09% of Aracruz’s voting capital.

Our operations are conducted by Votorantim Celulose e Papel S.A. as the controlling and principal operating company. We are a member of the Votorantim group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services. Consolidated net operating revenues of the Votorantim group were approximately US$ 18 billion, US$ 16 billion and US$ 13 billion in 2008, 2007 and 2006, respectively, based on the Consolidated Financial Statements prepared in accordance with Brazilian GAAP, data translated to U.S. dollars at the corresponding year-end exchange rates, of which 9%, 10%, 10% in 2008, 2007 and 2006 respectively, represented pulp and paper activities. Net consolidated sales include the industrial units of the Votorantim group, as well as Votorantim Finanças, which includes Banco Votorantim. Our immediate parent company is VID, which in turn is ultimately controlled by Hejoassu Administração S.A. (“Hejoassu”). Hejoassu is formed by the Board Members of the Votorantim Group. It is composed by family members, responsible for the main decisions and business strategies. Hejoassu is controlled by the Ermírio de Moraes family. See “Item 4B—Information on VCP—Business Overview—Our Ownership Structure.”

In order to facilitate access to our international customers and to the international financial markets, we have established two subsidiaries of Newark Financial Inc. (“Newark”), VCP Trading N.V. and VCP North America Inc., to manage our exports to clients in Europe and in North America, respectively, until 2005. As of January 2006 we have been performing the total export sales from VCP Overseas Holding Limited Budapest, Zug (Switzerland).

During 2008 the following transactions occurred that affected our organizational structure:

(i)	Disposition of non-core assets

VCP and Suzano jointly determined that Conpacel’s (formerly Ripasa) core business is the Americana pulp and paper mill and all other non-core assets should be disposed. During 2007, the following non-core asset dispositions occurred: (i) Embu—on February 15, 2007 VCP signed an agreement to sell VCP’s interest in the Ripasa unit located in Embu, state of Sao Paulo, to Suzano. This transaction was concluded on March 30, 2007 at which time Suzano disbursed US$ 20 million to VCP. This operation generated a loss of US$ 12 million including the write-off of goodwill; and (ii) Cubatão and Limeira—on August 1, 2007 VCP and Suzano signed an agreement to sell these units, located in Cubatão and Limeira, state of São Paulo, to a third party. The transaction was concluded on November 1, 2007 at which time VCP and Suzano each received US$ 32 million. This operation generated a loss of US$ 4 million including the write-off of goodwill.

During August 2008, the remaining unsold assets, which have a book value of US$ 29 million at September 30, 2008, were segregated by Ripasa and contributed as the initial capital of Asapir Produção Florestal e Comércio Ltda. (“Asapir”), a newly incorporated Brazilian company.

(ii)	The Conpacel (formerly Ripasa) Consortium

VCP participates in a cost and production sharing venture with Suzano which operates a pulp and paper plant in Americana, São Paulo. Under the various agreements, the members have undivided interests in assets, liabilities and operations of the venture.

On May 12, 2008, Brazilian tax authorities approved the transformation of Ripasa into a production unit operating as a consortium (an unincorporated joint-venture in which each party has an undivided interest) of VCP and Suzano, named Conpacel. Conpacel began its operations on September 1, 2008. VCP and Suzano each own 50% of the net assets of Conpacel. VCP is entitled to 50% of the Conpacel’s production beginning September 1, 2008.

Brazilian law specifies that such consortium contracts do not constitute legal entities. Each of the legal entities party to a consortium contract is responsible only for its contractually defined obligations. The bankruptcy of one of the legal entities does not impact the legal obligations and rights of the other parties, the debts and assets of the bankrupt entity relate only to that entity according to contractual conditions.

The consortium contract defines the obligations and responsibilities of each party; the rights to revenues, management of operations and accounting. The consortium term is for 30 years unless wound-up through deliberation of the parties, bankruptcy or settlement.

Each party has 50% of the specific assets, liabilities and costs, and each legal entity is obligated to make payments based on the consortium agreement. The payments made by VCP and Suzano, as well as the budget for capital expenditures, are defined by the independent General Manager. VCP and Suzano agree to make payments in accordance with the decisions of the independent General Manager. See Exhibit 4.13 “Private Instrument of Protocol and Justification of total spin-off of Ripasa S.A. Celulose e Papel October 1, 2008.”

As no separate legal entity exists, there is no consolidation of a separate entity. As per EITF 00-01 “Applicability of the Pro-Rata Method of Consolidation to Investments in Certain Partnerships and Other Unincorporated Joint Ventures”, VCP accounts for its rights and obligations according to its undivided interest as defined in the consortium agreement, and records them as part of VCP’s operations according to their nature.

The carrying value of 50% of Conpacel’s net assets at August 31, 2008 which represents the undivided interest of VCP is demonstrated below:

Millions of US$
Assets
Current assets	43
Non-current assets
Property, plant and equipment at cost	596
Other non-current assets	38
Liabilities
Current liabilities	(59)
Non-current liabilities	(177)

Net assets	441

(iii)	Acquisition of an additional equity interest in Aracruz

Negotiations began in August, 2008 and were concluded in early 2009 whereby VCP acquired an additional equity interest in Aracruz. See “Item 5.A Operating and Financial Review and Prospects—Operating Review—Recent Developments” to this annual report and note 22 “Subsequent Events” to the accompanying Financial Statements. See “Item 3D—Risk Factors—Risks Relating to our Business Combination with Aracruz”.

D.	Property, Plant and Equipment

Our main production facilities are located in the state of São Paulo and the Três Lagoas, Mato Grosso do Sul, facility which was concluded on March 30, 2009. We also have forest plantations in the state of São Paulo, timberland in the State of Rio Grande do Sul acquired by purchases beginning in 2004 and timberland in the state of Mato Grosso do Sul obtained via the asset swap with International Paper, effective February 2007. The state of São Paulo accounts for more than 30% of Brazil’s gross domestic product, and is home to most of the domestic consumers of pulp and paper products. In 2008, our forests (including purchased wood) were located an average of 357 kilometers from our pulp mills, which is, in turn, located an average of 150 kilometers from Santos, which is the port facility that we use for most of our exporting activities. The relatively short distance between our forests, our plants, our port facility and most of our domestic customers results in relatively low transportation costs.

The following table sets forth the distance between our forests (including the transport of pulpwood purchased in the market) and our mills, the distance of these mills to the port of Santos, and the nominal capacity of each mill at December 31, 2008:

Facility	Pulp/Paper	Distance from forest (pulp) or pulp mill (paper)	Distance from port of Santos	Pulp/Paper capacity (tons/year)	Major products
Jacareí	Pulp/Paper	294 km	150 km	1,100,000	Bleached eucalyptus kraft pulp. Uncoated printing and writing paper; coated printing and writing paper
Piracicaba	Paper	150 km	229 km	190,000	Thermal and carbonless paper; coated printing and writing paper
Conpacel (50%)	Pulp/Paper	218km	220 km	325,000/195,000	Bleached eucalyptus kraft pulp. Uncoated printing and writing paper; coated printing and writing paper

Source: VCP.

Eucalyptus forests

Currently, we obtain a majority of our wood from approximately 102,000 hectares of forest plantation in a total area of 184,000 hectares of land located in the state of São Paulo. While we have enough wood to satisfy our requirements, from time to time and when the terms are attractive, we purchase wood from unrelated third parties for use in our paper and pulp mills. In the year ended December 31, 2008, we consumed approximately 88% of our own wood and 12% of our wood from those third parties.

At December 31, 2008, in the state of São Paulo we owned or leased approximately 556 different tracts of forests for cultivation, making our wood supplies relatively dispersed. Our forests are located an average of 220 kilometers from our pulp mills. In order to reduce the average distance from our forests to our mills, we did not renew the leases of forests that were relatively far from our mills and, instead, have purchased forests that are closer to our mills. Brazilian law requires that at least 20% of the land we own either remains uncultivated or planted with indigenous species of vegetation. Of our own forests, approximately 56% of the land area consists of planted eucalyptus forest, approximately 37% is reserved for preservation and the remaining 7% is used for other activities.

While the dispersion of our woodland entails some additional costs, we believe that it significantly reduces the risks of fire and disease. We also seek to minimize fire risk by maintaining a system of fire observation towers and a fleet of 13 fire engines, all of which are manned by members of our fire fighting teams. Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost-effective. We therefore assume all risks of loss from fire and other casualties. In addition, we annually treat certain of our forests to prevent tree destruction by ants. We have never suffered a material loss from either fire or disease in forests that we harvest.

Our strategic goal to guarantee fiber supply and ensure our long-term growth also includes the establishment of a new forest area in the state of Rio Grande do Sul, currently with 125,000 hectares of which 60,000 hectares is with forest plantations, and a new forest base of 238,000 hectares, of which 154,000 hectares with forest plantations in the state of Mato Grosso do Sul, originating from the asset swap with International Paper, concluded in February 2007.

Growth in the southern region of Brazil is driven mostly by the availability of land at attractive costs, the proximity to northern Uruguay (wood availability) and also the proximity to Rio Grande port, which will allow us the creation of an export platform. The forestry productivity in this new area is similar to São Paulo forests and coupled with that we also have: (i) a qualified labor force; (ii) inter-modal transportation options; and (iii) favorable political, social and environmental conditions. This particular region has a distinct climate regime in which the main rainfall period is during the winter. This variation permits us to grow some subtropical eucalyptus species such as E.globulus, E.maidenii, and others which have favorable wood properties and very high pulp yield, and are recognized by pulp producers as the best eucalyptus species for pulp production.

As part of our reforestation efforts, in 2008, in the state of São Paulo we planted approximately 16,000 hectares of eucalyptus in order to supply our wood requirements to produce pulp at the Jacareí mill. The forests used to supply the Jacareí mill generally yield between 45 and 50 cubic meters of pulpwood per hectare per year. At seven years old, the normal time to harvest, these trees normally have an average productivity of 315 to 350 cubic meters per hectare in Jacareí. The separate Conpacel facility has planted an average of 11,500 hectares per year in order to satisfy its separate wood requirements. These levels of productivity reflect the excellent climate conditions for growing eucalyptus trees in São Paulo State, with ample amounts of both sun and rain.

In 2008 we grew approximately 80 million rooted cuttings/seedlings at our nurseries, all of which were planted in our forests or supplied to the tree farm project. To develop our eucalyptus forests, we select trees after strict field trials, which are denominated as clones or cultivars and are multiplied for commercial utilization via vegetative propagation process (rooted cuttings). We operate four nurseries for cutting/seedling production. We produce both seedlings and rooted cuttings (a vegetative propagation method) to carry out the planting of our eucalyptus trees. Vegetative propagation allows to plant trees with the most favorable genetic characteristics for pulp production. These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and “self-pruning” trees with fewer branches. Greater tree standardization provided by cloning also allows for increased mechanization in tree felling and transportation, and makes it easier to adjust equipment and machinery to topographical conditions. Currently, almost 90% of our plantations are made with rooted cuttings and 10% using seedlings produced with seeds obtained in our Tree Breeding Program.

In 2008 we obtained patents on six Eucalyptus cultivars (clones).

We continue to review our efforts at community relations and the common good, as part of our contribution to social and economic development. For example, we invited our neighbors in the state of Rio Grande do Sul to participate in a project in which we have already planted approximately 50,000 hectares of eucalyptus. The Forestry Savings program, launched in 2006 is an innovative way of cooperation and social inclusion involving our neighbors in the countryside and is progressing well. In 2008 more than 5,500 hectares were planted in this program.

Expansion

We invested US$ 333 million in the Três Lagoas expansion project (Projeto Horizonte) in 2008. This amount includes only disbursements made directly from VCP, being in addition to the funds we received through our Asset Swap agreement with International Paper. See “Item 4—Information on VCP—History and Development”. This project, in the state of Mato Grosso do Sul, will expand our annual pulp capacity by 1,300,000 tons and begin its operations on March 30, 2009. We also maintain investments in the acquisition of land and eucalyptus plantations in the states of Mato Grosso do Sul (Três Lagoas mill) and Rio Grande do Sul, part of a long term plan to reduce dependence on wood supply from third parties. The project in Rio Grande do Sul also includes, upon approval by the Board of Directors, the construction of an industrial facility, for which socio-environmental licensing procedures are already being conducted. On October 13, 2008 we announced a postponement of one year, until 2010, in further development of the project’s industrial aspects in view of the uncertainty of worldwide economic conditions.

Another significant investment carried out by VCP in 2008 was the conclusion of a new coater for special paper in Piracicaba mill, with disbursement of US$ 25 million. This investment increased our special paper capacity by 25,000 tons per year.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our audited consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A—Key Information—Selected Financial Data.” This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3D—Key Information—Risk Factors” and the matters set forth in this annual report generally.

Overview

We produce pulp and paper products in Brazil, including wood free printing and writing papers and specialty papers.

Pulp. VCP produces bleached eucalyptus pulp, part of which it sells domestically and internationally and the remainder of which it uses for its paper business. It has responded to the increased demand in the international pulp market during the period beginning 2005 by increasing its U.S. dollar denominated pulp exports via increased volumes arising from the completion of the Jacarei mill expansion in 2006 and its de-bottlenecking in 2007 and the expansion of its market presence in the Asian and European markets. Its export volumes and revenues for the period beginning 2006 are demonstrated in the tabular presentation below. The increase in domestic market pulp volumes and revenues, as demonstrated by the inverse of the percentages presented in the table columns entitled “% of Totals” below, is principally the result of the Company’s divestment in 2007 and 2008 of selected domestic paper assets (Luiz Antonio, Mogi and Ahlstrom). Pulp production previously used in its paper business and classified as such is now supplied and sold to these production facilities owned by third-parties and, accordingly, is now classified as domestic market pulp.

Its pulp export volumes and revenues are expected to continue to increase due to the completion of its Três Lagoas mill project on March 30, 2009 (see “Asset Exchange Program with International Paper” below) and the Losango project at a future date (see “Item 4.D Information on VCP—Property Plant and Equipment—Expansion”)

In 2008, we sold 1,200,768 tons of bleached pulp as market pulp to third parties in the domestic market and outside of Brazil. We had a 29% share of the Brazilian domestic market for bleached hardwood pulp according to Bracelpa’s figures released in December 2008. In 2008, approximately 76% of our market pulp sales volume was to customers located outside of Brazil. The following table sets forth our sales volume of pulp to the export market by geographic region for the periods indicated:

	Year ended December 31,
	2008		2007		2006
	Tons	% of Total	Tons	% of Total	Tons	% of Total
North America	85,910	9.4	81,038	9.3	77,075	9.3
Latin America	2,231	0.2	1,685	0.2	—	—
Europe	543,745	59.6	557,610	64.1	508,489	61.1
Asia/Middle East/Oceania/Africa	279,626	30.7	229,563	26.4	246,618	29.6

Total Exports	911,511	100.0	869,897	100.0	832,182	100.0

Paper. VCP produces various types of paper products for the domestic and international markets. It is important to note that the 2007 and 2008 periods are not fully comparable with prior periods due to the divestments of the Luis Antonio, Mogi and Ahlstrom units during those periods as part of the strategic repositioning of its paper business.

Within the domestic market, we have continued our strategy of increasing the proportion of our sales of value-added products, such as coated, thermal and carbonless and other specialty papers, and to remain as a leading market share producer of these value-added paper products. The percentage of our net operating revenues of these value-added products in relation to our total net operating revenues for paper in the Brazilian market was 49% for 2005, 50% for 2006, 67% for 2007 and for 2008 92%. The relevance of high value added papers will continue with the expansion, on August this year, of the capacity of the Piracicaba coated machine by 25 thousand tons of thermal papers, allowing for an even higher leverage of the benefits of the technology exchange agreement that VCP has with Oji Paper. Within its domestic coated paper market, while sales have increased during the last three years, we have lost market share due to the increased competition from imports as a result of appreciation of the real through August 2008. The depreciation of the real beginning in August 2008 (see “Item 3 Key Information Selected Financial Data—Exchange Rates”) will permit VCP to recover this market share loss due to anticipated lesser competition from imported products.

Our sales of paper outside Brazil as a percentage of our total sales of paper in terms of volume were 32% for 2005, 28% for 2006, 20% for 2007 and 13% for 2008. We intend to take advantage of the opportunity to recover our market share now that the real has depreciated against the U.S. dollar.

The following table shows a breakdown of VCP’s total exports in 2007 and 2008 in terms of volume by geographic location:

	Year ended December 31, 2008				Year ended December 31, 2007
	Pulp		Paper		Pulp		Paper
	Thousands of Tons	% of Total	Thousands of Tons	% of Total	Thousands of Tons	% of Total	Thousands of Tons	% of Total
North America	85.9	9%	11.3	26%	81.0	9%	20.8	21%
Latin America (1)	2.2	—	25.9	59%	1.7	1%	57.9	59%
Europe	543.8	60%	6.5	15%	557.6	64%	15.6	16%
Asia and Africa	279.6	31%	—	—	229.6	26%	3.2	4%

Total Exports	911.5	100%	43.7	100%	869.9	100%	97.5	100%

(1)	Excluding Brazil.

Revenue denominated in U.S. dollars: As a result of its Business Strategy, VCP’s revenue denominated in U.S. dollars has increased during the period and that increase continued with the completion of Três Lagoas mill project on March, 30 2009. See “Assets Exchange Agreement with International Paper” below.

Asset Exchange Agreement with International Paper

Our Asset Exchange Program permitted VCP, as part of the business strategy, to begin to operate the Três Lagoas Project Mill facility on March 30, 2009 to expand its forest and mill production capacity to meet increased demand in the export pulp market and, as a result, expand our presence in the international pulp market. See “Item 4B—Information on VCP—Business Overview—Our Business Strategy” and “Item 10C—Additional Information—Material Contracts.”

The Asset Exchange Program which was effective on February 1, 2007 resulted in the removal of the 100,000 tons of market pulp and 355,000 ton paper production capacity of the Luiz Antonio mill from the Company’s total production facilities. See “Item 4D—Information on VCP—Property, Plant and Equipment.” As a consequence, VCP’s production of both market pulp and paper have declined effective from the above date, together with the resulting decline in revenue, EBITDA and net income attributable to the facility. VCP management concluded that the long-term benefits of the asset exchange transaction outweighed the short and medium-term losses.

Liquidity and Capital Resources

The Company’s liquidity has historically been sourced from cash generated by operations, short-term borrowings and, depending upon market conditions and other factors, long-term borrowings. We manage our liquidity position by first considering our cash and cash equivalents, short-term financial investments and short-term debt; and thereafter accounts receivable and long-term borrowings, together with our prioritization and re-ordering the capital expenditure projects.

Since a significant portion of our operating revenues is derived from exports (2008: 47%, 2007: 46%—See “Item 4B—Information on VCP—Business Overview-Operations”) we traditionally choose from a variety of trade finance programs offered by several financial institutions under which we borrow short-term funds by transferring either our current or future export receivables to these institutions. See Notes 11 and 12 to our audited consolidated financial statements. These trade finance programs generally have less financial and administrative cost than discounting our domestic accounts receivables or short-term working capital loans; thus our preference not to use either of the latter to manage our liquidity. The current worldwide financial crisis has not diminished our ability to continue to invest funds in short-term investments. Likewise, this crisis has not affected the availability to VCP of the aforementioned short-term credit facilities; their cost has however increased due to the combined effect of the crisis itself, its effect on the availability of trade finance to emerging markets such as Brazil, the financial market’s perception and evaluation of the country risk of Brazil and the downgrade in our credit rating by Fitch on February 2, 2009. See “Item 3D—Key Information—Risk Factors—Risks Relating to VCP and the Pulp and Paper Industry”.

Long-term borrowings have generally been used to finance our major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which we, or a wholly owned subsidiary, borrow funds by offering the guarantee of export contracts (see Note 12(a) to our audited consolidated financial statements) or fixed asset acquisition financing programs offered by the BNDES, a related party, (see Note 12(e) to our audited consolidated financial statements). The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position. To a lesser extent we also have relied on bonds or notes issued in the international markets by either wholly owned subsidiaries or by Votorantim Group subsidiaries, all domiciled in other countries. See Notes 12(c) and (d) to our audited consolidated financial statements. Our ability to access these aforementioned long-term funding sources has not been, to-date, significantly affected by the effects of the global financial crisis, although the maturity of any intended borrowings have been reduced and their prospective cost has increased for the same reasons cited above with respect to our short-term borrowings.

These long-term borrowings contain various covenants regarding compliance with certain financial ratios and other restrictions. At December 31, 2008, the Company was not in compliance with covenants on certain loan agreements as a result of a proportional consolidation of Aracruz based on Brazilian GAAP, plus Três Lagoas project investments and the devaluation of the real. See Note 9(a) and 12(i) to the consolidated financial statements and “Item 5—Management Discussion and Analysis—Year ended December 31, 2008 compared to year ended December 31, 2007—Equity in earnings (losses) of affiliates”. Nonetheless, in November 2008, we began the renegotiation of the terms of these covenants with the creditor banks, for which we have concluded the negotiations for more than 80% of the affected loan agreements. Management, at this time, considers none of these renegotiated covenants or guarantees, if requested, are restrictive or inhibitive to the Company’s current level of operations. We believe that our sources of funds and management actions, such as the capital increase that occurred on April 30, 2009 (partially offsetting the effect of additional leverage of the purchase of Aracruz common shares) and increase of credit lines by diversifying creditor banks portfolio, are, and will continue to be, adequate to meet our liquidity levels and currently anticipated uses of funds, which include working capital, recurring capital expenditures and debt repayment.

In the case of the 20% of affected loan agreements, which includes a loan from BNDES (one of our shareholders) the creditor banks do not have the right to demand repayment. In these cases, the only penalty is, if requested by banks, assets pledged as guarantee and just the loan agreements that were renegotiated (more than 80%) give the right to demand payment. We have concluded that there is no requirement to classify these debts as current.

Capital resources to support our business growth and expansion plans may also be obtained from the issuance of equity. Negotiations began in 2008 and were concluded on January 21, 2009 and April 29, 2009 under which we will, via a series of coordinated transactions, purchase, via principally an initial payment and semi-annual installments thereafter, the remaining outstanding common stock of Aracruz from other controlling shareholders and/or exchange any still remaining and outstanding Aracruz common stock for preferred shares of the Company to be issued, and thereafter, exchange Aracruz’s outstanding preferred stock for preferred stock of the Company to be issued. See Note 22 to our audited consolidated financial statements and “Item 5.A Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

Capital subscriptions for our common shares by our controlling shareholder, VID, and a related party, BNDES, totaling R$ 2.648 billion (US$1.215 million at date of actual capital subscription) were made in March and April, 2009 and provided funds to make the initial payment of these common share purchases as well as to manage our liquidity position. The payments of the remaining non-interest bearing share purchase installments, R$2.5 billion and R$1.4 billion (about US$1.1 billion and US$600,000 at December 31, 2008 exchange rates), due in 2010 and 2011, respectively, were structured so as not to significantly affect our prospective liquidity position; and these future payments are expected to be made principally from our traditional funding sources.

For further information on liquidity and capital resources, see “Item 5.B—Liquidity and Capital Resources.”

Prices

All references to prices relate to average prices determined by dividing the net operating revenues by the corresponding tonnage.

Pulp. Our pulp operations are affected by prevailing world market prices for pulp, the amount of pulp produced and sold worldwide, and the pulp requirements of our paper business. The prices that we are able to obtain for our pulp depend upon prevailing world market prices, which historically have been cyclical and subject to significant fluctuations over relatively short periods of time. The price of pulp is quoted in U.S. dollars. Domestic sales of pulp are denominated in reais; however, as export sales, they generally reflect the international price of pulp, which is denominated in U.S. dollars. Over the last three years BEKP or market pulp prices in the United States, Europe and Asia, respectively, have fluctuated from lows of US$ 635, US$ 590, and US$ 540 per ton on January 1, 2006, to highs of US$ 860, US$ 840, and US$ 810 per ton at July 30, 2008 in these respective regions, returning to US$ 680, US$ 600, and US$ 480 at December 31, 2008. As demonstrated, such price fluctuations occur not only year to year but also within a year as a result of global and regional economic conditions, and supply and demand. The price of paper products, although less volatile than the price of pulp, also experiences fluctuations in response to global demand and production and fluctuations in pulp prices. At May 31, 2009 the list price of BEKP, or market pulp, was US$ 540, US$ 500 and US$ 420, in the United States, European and Asian markets, respectively.

The long-term historical cyclicality of pulp prices as measured by the changes in average C&F (Cost and Freight) price per ton for our export sales of bleached eucalyptus market pulp over the last several years is illustrated in the following table.

C&F in US$
2001	382
2002	389
2003	456
2004	462
2005	511
2006	559
2007	615
2008	661

Paper. Our paper operations are affected primarily by demand for paper in Brazil and by Brazilian economic conditions and, to a lesser extent, international paper prices. The price of paper products, although less volatile than the price of pulp, experiences fluctuations in response to global demand and production and fluctuations in pulp prices. Prices for printing and writing papers are generally linked to international prices. The first half of 2006 was marked by capacity adjustments and shutdowns, combined with a continuous expansion in global demand, which also improved the international scenario for paper. For uncoated woodfree papers, international prices climbed 15% in the first six months of 2006, but declined approximately 5% in the last quarter of the year. In 2007, we saw a similar trend, increasing the prices approximately 8%, in both North American and European markets. In 2008, for uncoated woodfree papers, international prices climbed 11% in North America, despite the sharp drop in demand, due to capacity closures, cost pressures and reasonably good operating rates, but declined 4% in European markets. For Brazil, increasing the prices 12% for coated papers. In response to the cyclical nature of the paper market, we have increased our production of value-added paper products, such as coated, thermal and carbonless papers, which are less sensitive to cyclical price variations.

Costs and operating expenses

Our principal costs of production are incurred in reais and consist of raw materials (primarily wood and chemicals), labor and depreciation. In the last three years, our cost has increased significantly when expressed in U.S. dollars as a result of the appreciation of the real, pressuring our U.S. dollars margins. Our business is capital intensive and a portion of our costs is fixed. We seek to maintain high capacity utilization rates to benefit from economies of scale and production efficiencies resulting from the operation of large, efficient production facilities and machines. As a percentage of net operating revenues, selling and marketing expenses were 10% in 2006, 11% in 2007, and 10% in 2008. The increase of 5% in the pulp export volumes and higher freight costs in 2008, due to high oil prices on the 1st semester, have resulted in a 13% increase of the total logistics costs in 2008 when compared with 2007. General and administrative expenses as a percentage of net operating revenues were 5% in 2006, 2007 and 2008.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents and finance charges on sales with credit terms. The unrealized gains from cross-currency interest-rate swap contracts are recorded at fair market value on our balance sheet as a liability and in our statement of operations as “Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net.” We enter into these arrangements to reduce our exposure resulting from a possible depreciation of the real in relation to the U.S. dollar because a high proportion of our debt is denominated in U.S. dollars. See “Item 5—Operating and Financial Review and Prospects—Overview—Brazilian economic environment” and “Item 6—Operating and Financial Review and Prospects—Liquidity and capital resources—Debt.” Our financial income also includes income from the funds in trust related to the construction of the Três Lagoas project mill. See “Item 4A—Information on VCP—History and Development of VCP”.

Financial expenses

We incur financial expenses from several sources, including short-term debt and long-term debt. We principally seek long-term financing to fund our projects, which are generally of a long-term nature. Short-term debt is comprised of U.S. dollar-denominated working capital from commercial banks and short-term secured loans. Long-term debt consists of both U.S.-dollar debt, mainly due to pre-payment export loans, and real-denominated debt, borrowed from BNDES. Additionally, we consider the natural hedging from the funds obtained by exports denominated in dollars when deciding to incur such arbitrage. We provide no assurance that such favorable results will be earned in the future or that we will continue with these arbitrage transactions. See “Item 6—Operating and Financial Review and Prospects—Liquidity and capital resources.”

Discussion of critical accounting policies

Critical accounting policies are those that are important both to the portrayal of our financial condition and operational results and that require our management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

•	revenue recognition and accounts receivable;

•	impairment of investments, including goodwill and intangible assets;

•	recoverability of long-lived assets;

•	asset retirement obligation;

•	investment—consolidation or equity method analysis;

•	forest development costs and impairment tests;

•	deferred taxes;

•	tax contingencies;

•	employee benefits and other related matters;

•	fair value of financial instruments—put and call options;

•	financial instruments and hedge; and

•	earning per shares.

Revenue recognition and accounts receivable

We recognize revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of sales returns of US$ 9 million in 2008 (US$ 8 million in 2007 and US$ 10 million in 2006). Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income. Recognition of revenue for our two segments and for domestic and export sales is based on the following principles:

Pulp—domestic market: Sales are primarily under credit terms which do not exceed 30 days or through VCP’s vendor program. Revenue recognition is consistent with that applied to paper sales.

Pulp—export market: All export orders are normally fulfilled from inventories maintained at own or third-party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer.

Paper—domestic market: Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program. Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted. Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer’s carrier (Incoterms FOB) or premises (Incoterms CIF). Sales through our vendor program are made to certain of our pre-qualifying domestic customers (approximately 8% of accounts receivable), and represented approximately 31% of our domestic sales in 2008 (2007 – 23% and 2006 – 22%). Under the vendor program, the customer agrees to pay the bank at a later date and the bank in turn pays us on behalf of the customer for the purchase price of the product upon its delivery. We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 240 days.

Paper—export market: Export orders are normally fulfilled from inventories maintained at our own or third-party warehouses located close to strategic markets. We recognize revenue and associated costs of sales at the time products are delivered to the carrier and risks have passed to the customer. Incoterms CIF and Incoterms FOB terms determine timing of revenue recognition.

Discounting of short-term receivables and interest income

Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price at date of sale. The finance charges are recognized over the payment period and are included in financial income, and accounts receivable from these transactions, including short-term receivables, are discounted to present value.

Vendor program

Some of the sales of our products to certain of our domestic customers are performed through a program called the “vendor program,” where the purchases from us are financed by a bank that has established a direct financing program.

The vendor program, available to only some of our customers, is a means by which the bank essentially finances our customers’ purchases. Under this program, the customer agrees to pay the bank at a later date and the bank in turn pays us on behalf of the customer for the purchase price of the product upon its delivery to the customer. We, as the vendor, act as a guarantor under the program of the value of the sale plus the interest on the funds charged to the customer. As a result, the customer can take advantage of lower interest costs that arise as a result of the bank looking to us, and not our individual customers, as the primary support for the credit risk. In addition to the lower interest cost, the customer obtains additional benefits in the form of lower value-added taxes since the interest charged by the bank to the customer is not subject to these taxes that would otherwise have accrued had we incorporated the finance charges into the sales value and billed the amount directly to our customer. The terms of sale under the vendor program depend on the customer’s credit rating, which is based on our own internal credit review, and typically are for 150 to 160 days; although in the case of a few selected customers may be up to either 180 or 240 days. We estimate that during each of the years 2006, 2007 and 2008 an average of approximately 8% of our total regular domestic customers obtained our guarantee for our sales of product to them and these sales represented 22%, 23% and 31%, respectively of our total domestic sales value. The amount of the guarantee outstanding was US$ 120 million, US$ 127 million and US$ 112 million at December 31, 2006, 2007 and 2008, respectively.

This guarantee does not expose the Company to any greater risk or net obligation than a credit sale. We retain the same risk of loss on customer accounts under the vendor program that we do under our own non-vendor program sales and we mitigate this risk by the continuous evaluation of both vendor and non-vendor receivables for collectability. In the case of a non-vendor credit sale, revenue is recorded on shipment, and a receivable is created. If the credit sales customer does not pay the receivable, then the Company would establish a doubtful accounts allowance if it considered loss to be probable. In a vendor financed sale, the Company records revenue also on shipment and receives full payment from the bank. If the customer does not pay the bank within the specified time period, the Company would have to satisfy it guarantee with the bank. The Company would, at that time, charge the obligation to selling expenses if it considered the loss to be probable. The Company would then look to the customer for payment on the sale. At this point, after satisfying the guarantee to the bank, the Company is in the same position as if had made a credit sale; the customer owes the Company for the value of the sale. If the customer does not pay, the Company loses the value of the sale which had been recorded as a bad debt expense. The Company’s losses from guarantee’s, net of amounts recovered from our customers, has historically been negligible.

Annually, the Company considers the provisions of FIN 45 and EITF 00-21 “Revenue Arrangements with Multiple Deliverables” in accounting for the vendor program. Guarantee income from these arrangements are not significant and although EITF 00-21 was considered in the determination of whether to account for our product sales and income from guarantees as a possible multiple deliverables, these were considered not to be material. The Company’s historical analysis indicates that the fair value of the guarantees to be insignificant as the Company has not incurred significant losses in the past. The Company recognizes revenue for each of the elements of the sale of the products when the customer takes delivery.

Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under selling expenses; no adjustment is made to net operating revenues. Our accounting policy for establishing the allowance for doubtful accounts reserve is summarized as follows:

•

all invoices are individually analyzed by our accounting department, in connection with the legal, collection and credit departments, in order to measure the amount of the probable expected losses, and, consequently, to determine the allowance for doubtful accounts to be recorded.

•	for bankrupt customers, the Company has the criteria of accruing 100% of their open balances.

•	the other customers who have overdue invoices will have accruals varying from the range of 1% to 100% calculated over their open balances.

We perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the US, Europe and Asia are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

Impairment of investments, including goodwill and intangible assets

Aracruz

We acquired 28.0% of the voting capital and 12.4% of the total capital of Aracruz on October 3, 2001, for US$ 370 million, generating goodwill on our portion of the underlying fair value of the net assets of US$ 155 million. Financial Accounting Standards Board Statement, or SFAS No. 142, “Goodwill and Other Intangible Assets,” was applied.

Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investment in Common Stock,” requires us to determine if, among other factors, a decrease in market value is other than a temporary impairment. As the quoted market price of the investee’s publicly traded stock during 2002 was consistently quoted below book value, a one-off impairment provision was recorded in 2002 based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002. The impairment charge of US$ 136 million (gross of deferred income tax effects of US$ 46 million) was recorded directly as a charge to income (“Equity loss of investee”). The deferred tax effect of US$ 46 million is reflected at historical values to reflect the underlying functional currency of the investee. At December 31, 2008, the Aracruz ADR was quoted at US$ 11.28. The Company however, does not hold ADR securities but rather Aracruz common shares, whose quoted price at December 31, 2008 on the Bovespa stock exchange was R$ 3.98, the equivalent of US$ 1.70. Consequently, at December 31, 2008, the quoted market value of our 127,506,457 (representing 12.4% of total shares) Aracruz common shares was US$ 217 million (US$ 1,150 million at December 31, 2007). Accordingly, there would be no requirement for an impairment provision since the market value is above the current value of VCP’s investment in Aracruz. See “Item 5A Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

Aracruz suffered significant losses from financial instrument related to derivative instruments in 2008 and on May 13, 2009 concluded negotiations for the repayment of debts originating from these transactions. See “Item 5.A Operating Results—Recent Developments—Liquidity and Capital Resources”.

Conpacel

The Company accounted for its investment in Conpacel using the equity method of accounting until August 31, 2008. Beginning September 1, 2008, we started to recognize our 50% interest in the Consortium’s operations (which basically operates in our paper segment) and no longer applied the equity method. The related goodwill is disclosed separately as “Other goodwill” at December 31, 2008 of US$ 132 million. This goodwill is tested, at least, annually for impairment pursuant to SFAS 142, “Goodwill and Other Intangible Assets”.

Recoverability of long-lived assets

We review our long-lived assets to be held and used in the Company’s activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows as required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment.

Asset retirement obligation

We considered SFAS 143, “Accounting for Asset Retirement Obligations”, in determining whether to record an asset retirement obligation for property, plant and equipment and have concluded that no such adjustment was required as we have no retirement obligation for which there are existing legal obligations and that obligation is unavoidable. The Company does not have any long-lived asset that it expects to abandon, or dispose of that would require an asset retirement obligation provision.

Investment—consolidation or equity method analysis

FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”, requires companies to apply the “variable interest model” to determine which entity holds the controlling financial interest on an investee for consolidation purposes. Three investees, all incorporated in Brazil are not consolidated and are accounted for using the equity method. They are:

•

Conpacel: VCP participates in a cost and production sharing venture with Suzano which operates a pulp and paper plant in Americana, São Paulo, which was formerly owned by Ripasa, a subsidiary of VCP and Suzano. Under the various agreements, the members have undivided interests in assets, liabilities and operations of the venture. On May 12, 2008, Brazilian tax authorities approved the transformation of Ripasa into a production unit operating as a Consortium (an unincorporated joint-venture in which each party has an undivided interest) of VCP and Suzano. Conpacel began its operations on September 1, 2008. VCP and Suzano each own 50% of the net assets of Conpacel. VCP is entitled to 50% of the Consortium’s production beginning September 1, 2008. Through August 30, 2008, the investment in the corporate entity Ripasa was recorded on the equity basis of accounting. From September 1, 2008 when the Consortium began operations, as no separate legal entity exists, there is no consolidation of a separate entity, pursuant to EITF 00-01 “Applicability of the Pro-Rata Method of Consolidation to Investments in Certain Partnerships and Other Unincorporated Joint Ventures”, VCP accounts for its rights and obligations according to its undivided interest as defined in the consortium agreement, and records them according to their nature, principally property, plant and equipment. Revenue and costs are recorded as part of VCP’s operations and the liabilities are recorded as suppliers or financing, according to their nature;

•

Aracruz: Through December 31, 2008, we owned 28.0% of the common voting shares, which represent 12.4% of the total share capital, of Aracruz, which we acquired in 2001. We had the right to appoint three of the ten directors to the Aracruz Board of Directors under the terms of a Shareholder Agreement that expired on May 11, 2008. The investment is treated on an equity accounting basis. See “Item 5.A Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

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Ahlstrom VCP: Management has concluded that the venture is not required to be consolidated as Ahlstrom has been the controlling shareholder with a 60% participation from the venture’s inception in September 2007 until Ahlstrom purchased the remaining 40% held by VCP in August 2008. Additionally, Ahlstrom is the primary beneficiary due to (i) its 60% participation (ii) VCP’s option to sell its 40% interest at a fixed or formula based price insulating it from absorbing future possible losses, (iii) Ahlstrom’s option to buy VCP’s 40% interest in the joint venture at a fixed or formulae-based price allows it to receive the majority of the residual returns and (iv) the fair value of the puts and calls between VCP and Ahlstrom would not increase VCP’s interest to more than 50% of the fair value of the entity. Accordingly the investment was treated on an equity accounting basis during the period of September 2007 to August 2008.

Forest development costs

Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing, etc.) and similar ongoing development costs are capitalized as incurred. As a result of improvements in forest management techniques, including genetic improvement in trees, we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest.

Deferred taxes

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.

Tax contingencies

We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes that we do not believe are due. When tax obligations are clearly established by current legislation, even though we are contesting the tax and may not have settled amounts allegedly due, we fully provide for the obligation and related charges. As discussed in Note 15 to our audited consolidated financial statements at and for the year ended December 31, 2008, in the case of tax assessments or other contingent liabilities, we have accrued our estimate of the costs for the resolution of these claims when we consider loss of our claim to be probable. The tax contingencies and obligations which are being disputed relate primarily to value-added sales and excise taxes, taxes on revenue, social security contributions, income tax and tax on bank account transactions. These estimates have been developed in consultation with outside legal counsel handling our defense in these matters and were based upon an analysis of potential results. Additionally, effective January 1, 2007, the Company adopted the provisions of FASB Interpretation no. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” which had no effect on the financial information or disclosures (Note 20 to our audited consolidated financial statements for the year ended December 31, 2008).

Employee benefits and other related matters

In March 2000, we began co-sponsoring a multi-employer defined contribution plan which provides pension and post-retirement benefits. We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred. Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

We adopt SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions” and SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which require a provision for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement. Expenses relating to benefits we provide to our current employees are expensed as incurred whereas those relating to retired employees (current as well as expected in the future) and their dependents are accounted for in accordance with SFAS 106.

Fair value of financial instruments –call and put options

Put and call options exist as a result of the (i) acquisition of Ripasa in 2005 and (ii) disposal of the Paper product facilities within the Jacareí mill to Ahlstrom in 2007. The options are accounted for as derivative instruments pursuant to SFAS 133 “Accounting for Derivative Instruments and Hedging Transactions” which requires, among other things, that these instruments be initially recognized at their fair values and subsequent fair value changes be recognized in the statement of operations for the period. Descriptions of the relevant details are as follows:

(i) Ripasa:

Written put and call options were established in separate agreements (subsequently amended) at the time of the acquisition of the Ripasa shares, which originally provided former controlling shareholders of Ripasa, the Zarzur family (directly and indirectly through CMT), with an option to require VCP and Suzano to repurchase their shares at any time, provided that the shares be free of any encumbrances by the exercise date, during the five-year period ending March 31, 2010 and VCP has a call option to acquire these same shares from CMT during a twelve-month period beginning March 31, 2010 under the same terms, values and preceding conditions as the original call option agreement for the reais equivalent, at that date, of US$ 80 million plus Brazilian market rate interest from March 31, 2005 (on December 31, 2007, that amount, including interest, totaled US$ 179 million). The corresponding put option held by the former principal shareholding group has the same term, values and preceding conditions and expiration date as in the original put agreement, only the underlying security had been substituted. For more information on the fair value of financial instruments. See Note 4(a) to our audited consolidated financial statements.

(ii) The Ahlstrom VCP venture

When, in 2007, VCP contributed a portion of its Jacareí mill assets in exchange for a 40% interest in Ahlstrom VCP, under the terms of the agreement, Ahlstrom had an option to purchase an additional 20% and, at a later stage, the remaining 20% of the shares in the joint venture held by VCP, whereas VCP had an option to sell the same number of shares at the same time. In September 2008, we sold to Ahlstrom our remaining 40% equity interest in the joint-venture company for US$ 42 million, canceling the put and call options mentioned above.

Financial instruments and hedge

For the financial instruments, we make and assume assumptions as to future foreign exchange and interest rates to recognize the fair value of each instrument. See Note 14 to our audited consolidated financial statements. For more details related to the possible impact of fluctuations in the foreign exchange and interest rates on our principal financial instruments and positions, see “Item 11 -Quantitative and Qualitative Disclosures About Market Risk.”

Earnings (loss) per share

In conformity with SFAS 128, “Earnings per Share”, we have presented earnings per share for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that paid to the common shares. The computation has been made as if the net income (loss) for each period will be fully distributed. As earnings may be capitalized or otherwise appropriated, there is no assurance that either common or preferred shareholders will receive dividends. We may also pay dividends through interest attributed to capital in accordance with our by-laws.

Consistent with guidance provided by EITF No. 03-06 “Participating Securities and the Two-Class Method under SFAS No. 128, ‘Earnings per Share’”, an entity would allocate losses to the preferred shares in periods of net loss if, based on the contractual terms of the participating security, the preferred shares had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses. The Company’s preferred shares do not have a contractual obligation to share in the losses. Accordingly, the loss per share for the year ended December 31, 2008 was computed only for common shares.

Changes to Brazilian GAAP

Law No. 11.638, enacted on December 28, 2007, amended Brazilian Corporate Law with respect to certain accounting practices as from the year ending December 31, 2008, which affected the presentation of the financial statements prepared in accordance with accounting practices adopted in Brazil (not presented herewith) which are the basis for computing the minimum mandatory dividend. Law No. 11.638 also instructed the CVM to effect changes to the accounting practices adopted in Brazil which were introduced by new standards issued by the CPC in 2008.

(i) Law 11.638

Law 11.638, enacted on December 28, 2007, introduced the most far reaching revision of accounting practices adopted in Brazil (Brazilian GAAP) since the Brazilian Corporate Law was sanctioned in 1976. In addition to the accounting provisions stipulated by Law 11.638, the law mandated that the public company regulator, the Comissão e Valores Mobiliários, or the CVM, and the Brazilian Central Bank, or BACEN, instruct a new Brazilian accounting standards board, the Comitê de Pronunciamentos Contábeis, or the CPC, to issue standards to harmonize Brazilian GAAP with International Financial Reporting Standards (“IFRS”). The CPC’s timetable calls for 25 new standards to be issued in 2009 and 2010, in addition to the 15 issued in 2008. The standards that have been issued so far that came into effect in 2008 have had a profound impact on the measurement of transactions and reporting at December 31, 2008. Although the new Brazilian GAAP will not be the same as IFRS, Brazilian publicly listed companies, banks and insurance companies will be required to present consolidated IFRS financial statements (fully compliant with the regulations of the International Accounting Standards Board, or IASB) for the year ending 2010 (with comparatives for 2009). The new Brazilian GAAP will still be prepared for statutory purposes.

Law 11.638 came into effect for the year ending December 31, 2008. For publicly listed companies the CVM issued instructions providing for additional disclosures and implementations of certain adjustments in the quarterly filings of financial information. Certain companies have elected to early adopt the provisions of the law for their interim financial statements during 2008. All companies will be required to reflect the effects of the new accounting standards introduced by the law and, for those standards which are effective for 2008, also conform to the new accounting standards introduced by the CPC.

The Brazilian federal income tax authorities issued in January 2009 their regulations (Medida Provisória No. 449, or MP 449) with respect to the effects of the Law. These regulations provide companies an option to maintain the pre-Law tax regime for two years or, in certain cases, allow the accounting adjustments to already trigger tax effects from 2008.

Brazilian economic environment

Our results of operations and financial condition, as reported in our financial statements, have been affected by the rate of Brazilian inflation and the rate of appreciation of the Brazilian currency against the U.S. dollar, when the annual average rate is considered.

The table below shows the Brazilian general price inflation (according to the IPCA), appreciation of the real against the U.S. dollar and the period-end exchange rate and average exchange rates for the periods shown:

	Year ended December 31,
	2008		2007		2006		2005		2004
Inflation (IPCA)		5.9%		4.5%		3.1%		5.7%		7.6%
Appreciation of the real vs. U.S. dollar (annual average) (1)		6%		10%		11%		17%		5%
Year/period-end exchange rate—US$ 1.00(1)	R$	2.34	R$	1.77	R$	2.14	R$	2.34	R$	2.65
Average (daily-weighted) exchange rate(1) US$ 1.00	R$	1.83	R$	1.95	R$	2.18	R$	2.44	R$	2.93

(1)	The average (daily) exchange rate is the sum of the closing exchange rates at the end of each business day divided by the number of business days in the period. When using the 2008 average annual rate consideration should be given to the effect of the significant depreciation of the real (18.1%) in the last quarter.

A.	Operating Results

Recent Developments

Acquisition of additional equity interest in Aracruz

On January 20, 2009, VCP announced the conclusion of negotiations with the controlling shareholders of Arapar S.A. (“Arapar”) and members of the Lorentzen, Moreira Salles and Almeida Braga families (the “Families”) to acquire 127,506,457 common shares issued by Aracruz, representing approximately 28% of the voting capital of Aracruz. The purchase price of R$2,710 million is payable in six semi-annual installments as follows: (i) R$ 500 million was paid in cash on January 21, 2009; (ii) R$ 500 million is due on July 5, 2009, of which R$ 400 million will be paid in cash, and the remaining R$ 100 million could be credited in favor of the Families against VCP to be used as payment for preferred shares issued by VCP in a capital increase; (iii) R$ 500 million will be paid in cash on January 5, 2010; (iv) R$ 500 million will be paid in cash on July 5, 2010; (v) R$ 410 million will be paid in cash on January 5, 2011; and (vi) R$ 300 million will be paid in cash on July 5, 2011.

On March 5, 2009, VCP entered into an agreement with Messrs. Joseph Yacoub Safra and Moise Yacoub Safra (“Safra Family”), to acquire an additional 127,506,457 common shares of Aracruz, representing another 28.03% of Aracruz’s voting capital, as a result of Arainvest’s exercise of tag-along rights in connection with the transaction carried out with the Families. The purchase price is of R$ 2,710 million and will be paid in six tranches pursuant to a schedule similar to that applicable to the Families. The acquisition of the Safra Family interest in Aracruz was closed by the end of April 2009. At that time, VCP owned approximately 84.09% of Aracruz’s voting capital, becoming the controlling shareholder of Aracruz.

The nominal value of the total transaction is R$5,420 million and its present value is the equivalent of approximately R$4,700 million.

Pursuant to Brazilian law, we have registered with the CVM a Public Purchase Offer for the acquisition of the remaining outstanding common shares of Aracruz, for a value equal to 80% of the price per share agreed with both the Families and the Safra Family, and to be paid upon the same terms and conditions as agreed with both the Families and the Safra Family. On June 1, 2009 VCP published the Public Purchase Offer for the acquisition of the remaining outstanding common shares of Aracruz and the offer is open from June 2, 2009 until July 1, 2009.

Aracruz’s preferred shares are traded in the NYSE in the form of ADSs under the symbol “ARA” and the company files periodic information with the SEC, including annual reports.

Increase of VCP’s corporate capital

Concurrently with the acquisition of the additional equity interest in Aracruz, an Extraordinary Shareholders Meeting of the Company was held on February 6, 2009, which contemplated management’s proposal to increase capital by up to R$4,254 million, with the issuance of up to 223,047,368 new shares, of which 62,105,263 would be common shares and up to 161,789,474 preferred shares at a unit price of R$19 per share, via a private subscription.

The issuance price corresponds to the value of the average market price of VCP shares traded on the stock exchange during the period beginning December 2, 2008 through and including January 16, 2009 as increased by a premium of 11.78%, which represented in the opinion of the Company’s management, the value of the new shares to be issued. At this Extraordinary Shareholder Meeting, management’s proposal was approved as presented, with the aforementioned capital increase to be subscribed and paid in the following manner:

(i)	VID subscribed to, via the exercise of its preemptive right, 62,105,263 common shares with a total value of R$1,180 million that was paid via the utilization of R$1 billion of previously issued Advances for Capital Increases and the remaining R$180 million in money;

(ii)	BNDESPar, holder of 56,880,857 common shares of Aracruz subscribed the equivalent of R$828 million for 43,588,699 preferred shares of VCP, utilizing its common shares of Aracruz, which received and subscribed at a unit price of R$14.56. The shares of VCP were issued at a unit price of R$19.00;

(iii)	BNDESPar subscribed to 95,789,517 preferred shares of VCP for a value of R$1,820 million, requiring VID to transfer to BNDESPar, the preemptive right to subscribe to these preferred shares that remain after the subscription;

(iv)	The remaining shareholders of Aracruz, holders of outstanding and in circulation common shares, had the right to subscribe using these common shares of Aracruz, which received at a unit value of R$14.56. The exchange of these shares for preferred shares of VCP was at the per unit value of R$19.00 and the difference was subscribed in money and none of such shareholders elected to subscribe;

(v)	The Families and Safra Family subscribed preferred shares of VCP totaling a value of R$90 million each.

The above capital subscriptions made on April 30, 2009 were ratified at an Extraordinary Shareholder Meeting’s of VCP on May 27, 2009. See “Item 7.A Major Shareholders”.

After completion of the capital increase, our controlling shareholder VID and BNDESPar on May 5, 2009 executed a shareholders’ agreement which provides that (a) 21.04% of the total capital of VCP held by BNDESPar will be bound to the agreement for 3 years after its execution, such that BNDESPar and VID will together hold at least 50.1% of the voting capital of VCP during this period; (b) the approval of certain matters will depend on the affirmative vote of BNDESPar; (c) between the 3rd and 5th year after its execution the shareholders’ agreement will subject only 10.94% of the shares held by BNDESPar to the terms of the agreement; and (d) from June 2014 onwards none of the BNDESPar shares will be bound by the terms of the agreement. See “Item 10. Additional Information—C Material Contracts—Shareholders’ Agreement of Aracruz”.

Conversion of preferred shares into common shares

On May 30, 2009, at an Extraordinary Shareholder Meetings of VCP, the conversion of its preferred shares into common shares at the exchange ratio of 0.91 common shares for one preferred share (VCP Conversion) was ratified and, thereafter, subsequently ratified by a majority of the company’s preferred shareholders at a Special Meeting held on the same day. Preferred shareholders who do not wish to their shares to be converted have a 30-day period that ends on July 2, 2009, to inform the company that they, instead of converting their shares, choose to redeem the shares for the respective book value per share. If a significant amount of VCP preferred shareholders choose to exercise this appraisal right, the conversion of VCP preferred shares into common shares may be cancelled. If the conversion occurs, VCP’s capital stock will consist only of common shares. VCP’s ADSs will represent common shares.

In addition, also on May 30, 2009, the common shareholders of Aracruz convened at an Extraordinary Shareholder Meeting and voted to approve a recapitalization of Aracruz consisting of the conversion of Aracruz’s Class A Preferred and Class B Preferred Shares into common shares of Aracruz at the ratio of 0.91 common share for each and every one of Aracruz’s Class A Preferred and Class B Preferred Shares (Aracruz Conversion). Pursuant to the Brazilian Corporate Law, corporate transactions that alter the features of a company’s class of shares, including the Aracruz Conversion, must be approved by Aracruz’s common shareholders and ratified by holders of a majority of the issued and outstanding class of the affected stock, voting as separate classes.

The Class A Preferred and Class B Preferred Shareholders of Aracruz were invited, on first call, to convene at Special Shareholder Meetings of Preferred Shareholders of Aracruz scheduled for May 30, 2009 to deliberate on the Aracruz Conversion. However, the required quorum under the Brazilian Corporate Law to convene the May 30 Special Meetings was not obtained.

As a result, on June 19, 2009 Aracruz published a second call for Special Shareholder Meetings of Preferred Shareholders of Aracruz to be held on July 10, 2009 in order to submit the Aracruz Conversion to the approval of holders of Aracruz’s Class A Preferred and Class B Preferred Shares.

Although the common shareholders of Aracruz have already voted in favor of the Aracruz Conversion at the May 30, 2009 Extraordinary Shareholder Meeting, their resolution does not by itself have the power, under the Brazilian Corporate Law, to convert Aracruz’s Class A Preferred or Class B Preferred Shares into Aracruz common shares. In order for the Class A Preferred and Class B Preferred Shares of Aracruz to be converted into Aracruz common shares, both the Class A Preferred and B Preferred Shareholders must approve the Aracruz Conversion at the Special General Meetings voting as separate classes. If only one of the classes of Aracruz’s Preferred Stock approves the Aracruz Conversion, that class will not be converted into Aracruz common shares unless the other class of Aracruz’s Preferred Stock also approves this transaction.

If the Aracruz Conversion is not ratified by Aracruz’s preferred shareholders at the Special General Meetings, we may evaluate alternative methods of effecting the corporate reorganization following our acquisition of additional interest in Aracruz, if at all.

Merger of shares issued by Aracruz into VCP

As part of the corporate reorganization following our acquisition of additional interest in Aracruz, our management and Aracruz’s management intend to call an Extraordinary Shareholder Meeting of each company to vote a business combination under the Brazilian Corporate Law known as a merger of shares (incorporação de ações). Pursuant to the merger of shares, subject to the approval of both companies’ common shareholders, all the issued and outstanding Aracruz shares not held by VCP will be exchanged for VCP common shares (assuming the VCP Conversion).

As in most corporate actions submitted to a vote of a corporation’s shareholders, under the Brazilian Corporate Law the preferred shares of either the acquirer or the target of a merger of shares do not have voting rights in connection with this corporate action.

The merger of shares is not an exchange offer, since, if the transaction is approved, Aracruz shareholders will not have the option to hold on to their Aracruz shares. They will either agree to have their Aracruz shares exchanged for VCP common shares or exercise appraisal rights, to the extent available, as further explained below.

Set forth below is a diagram that illustrates the effect of the merger of shares, if approved and consummated, to the capital structure of VCP.

Proposed Merger of shares (1) (2) (3)

(1)	Ownership interests in VCP assume the consummation of the VCP Conversion with VCP shareholdings as of May 29, 2009.
(2)	Ownership interests in Aracruz assume the approval and consummation of the Aracruz Conversion with shareholdings as of May 29, 2009.
(3)	Amounts of shareholders’ equity participation will be dependent on various factors, including the exercise of appraisal rights.

A - Exchange Ratio

The exchange ratio for the merger of shares will be 0.1347 VCP common share (assuming the VCP Conversion is consummated) for each and every one of Aracruz common shares (assuming the Aracruz Conversion is approved and consummated). If the Aracruz Conversion is not approved or consummated, the structure of the merger of shares Merger could be altered (if not cancelled) to provide for the exchange each class of Aracruz’s stock (common, Class A Preferred and Class B Preferred) for shares of VCP. If this were to occur, the 0.1347 merger of shares exchange ratio would be adjusted, so that a new ratio to exchange Aracruz Preferred Shares for VCP common shares (assuming the VCP Conversion is consummated) would take into account the effect of the application of the Aracruz Conversion exchange ratio of 0.91 Aracruz common share for each and every one of Aracruz’s preferred shares, which effect would have resulted had the Aracruz Conversion been approved and consummated.

B - Special Independent Committees

In 2008, the CVM approved Practice Bulletin (Parecer de Orientação) No. 35 which provided certain guidelines to management of controlling and controlled companies in the negotiation of business combinations, including negotiations of stock swap mergers, involving those companies. CVM Practice Bulletin No. 35 sets forth some procedures that, without the exclusion of others, might serve to contribute to the protection of the target’s minority shareholders in business combinations, including stock swap mergers. One such procedure is for each affiliated company involved in a merger to establish certain special independent committees, or Special Independent Committees, comprised, entirely or in part, of independent members who will help negotiate the transaction and make recommendations to the boards of directors of each company.

In connection with the merger of shares, VCP and Aracruz formed such Special Independent Committees comprised entirely of independent members who helped the boards of directors of each company negotiate and make recommendations in respect of the merger of shares and related exchange ratio.

The VCP Special Independent Committee and the Aracruz Special Independent Committee prepared reports on the terms of the merger of shares, including its related exchange ratio, that were submitted to the boards of directors of each company. As a result, on June 1, 2009, separate meetings of the boards of directors of Aracruz and VCP were convened to analyze the recommendations made by the Special Independent Committees of each company with respect to the merger of shares.

After (i) having been made aware of the discussions between the VCP Special Independent Committee, and the Aracruz Special Independent Committee (ii) having examined the reports submitted by those committees; and (iii) having discussed the conclusions of those committees among themselves, the boards of directors of VCP and Aracruz unanimously decided to set the exchange ratio for the merger of shares at 0.1347 VCP common share for each and every one of Aracruz’s common shares.

The unanimous decisions of each of the boards of directors of VCP and Aracruz were essentially based upon the following:

•

the VCP Special Independent Committee considered an exchange ratio ranging between 0.0924 and 0.1347 VCP common share for each and every one of Aracruz’s common shares to be appropriate, while the Aracruz Special Independent Committee proposed an exchange ratio ranging between 0.1342 and 0.1473 VCP common share for each and every one Aracruz’s common shares;

•

given the proposed exchange ratios stated above, the Special Independent Committees of each company agreed on an exchange ratio between 0.1342 and 0.1347 VCP common share for each and every one of Aracruz’s common shares;

•

in its report, the Aracruz Special Independent Committee suggested that, within the range it considered acceptable, the exchange ratio should be fixed at 0.1384 VCP common share for each and every one of Aracruz’s common shares;

•	however, the suggestion of the Aracruz Special Independent Committee stated above was not within the acceptable range set by the VCP Special Independent Committee; and

•

considering the rationales presented by the Special Independent Committees and the acceptable exchange ratio ranges recommended by the Special Independent Committees, the Boards of Directors of VCP and Aracruz agreed to set an exchange ratio as close as possible to the range suggested by the Aracruz Special Independent Committee but, at the same time, within the limits set by the VCP Special Independent Committee. Therefore, the Directors of VCP and Aracruz decided to set the exchange ratio for the merger of shares at 0.1347 VCP common share for every Aracruz common share, since this exchange ratio complies with the recommendations of both Special Independent Committees.

In connection with conversions and merger of shares, Brazilian Corporate Law does not (1) establish any specific minimum or maximum exchange ratio, (2) require that the boards of directors of any of the involved companies formally determine that the terms of those transaction as a whole are “fair,” either procedurally or financially, to its non-controlling shareholders, (3) require the formation of any special independent committee or otherwise that the involved companies alter their corporate governance rules or (4) impose any prohibition or limitation on the voting rights of controlling shareholders.

In addition, while the Special Independent Committees were appointed in compliance with one of the procedures recommended by CVM Practice Bulletin No. 35 and took an active role in assisting in the negotiation of the financial terms of the merger of shares and advising the Boards of Directors of VCP and Aracruz, U.S. holders of VCP shares and ADS holders should bear in mind that the role of these Special Independent Committees differs in certain respects from that of a traditional special committee appointed by a U.S. company in connection with a transaction similar to the merger of shares. In particular, while the Special Independent Committees were involved in the process of establishing the merger of shares exchange ratio, they did not, however, determine such ratios as such determination is to be made by the Boards of Directors.

C - Quorum

Under the Brazilian Corporate Law, quorum to convene an Extraordinary Shareholder Meeting of VCP to deliberate on the merger of shares is at least 25% of the issued and outstanding VCP common shares. A favorable vote of the majority of VCP common shareholders present at a duly convened Extraordinary Shareholder Meeting to decide on the merger of shares will approve this corporate action. It is expected that the merger of shares would be approved at an Extraordinary Shareholder Meeting of VCP, as VID and BNDESPar have indicated to VCP that they would vote in favor of the merger of shares.

Under the Brazilian Corporate Law, quorum to convene an Extraordinary General Shareholder Meeting of Aracruz to deliberate on the merger of shares and approve this corporate action is at least 50% of the issued and outstanding Aracruz common shares. Assuming the Aracruz Conversion is approved and consummated, we would own approximately 44.8% of Aracruz’s common shares and would vote in favor of the merger of shares. Therefore, assuming the Aracruz Conversion is approved, a favorable vote of Aracruz common shareholders owning approximately and additional 5.2% plus one of Aracruz’s common shares would be required to approve the merger of shares at the Aracruz Extraordinary Shareholder Meeting.

D - Appraisal Rights

Under the Brazilian Corporate Law, target shareholders who do not vote in favor of the merger of shares, including those who abstain from voting or do not attend the relevant Extraordinary Shareholder Meeting, as well as target preferred shareholders, are entitled to exercise appraisal rights, which, under the Brazilian Corporate Law, is generally paid at book value.

However, under the Brazilian Corporate Law a class of shares that meets certain dispersion and liquidity criteria set forth under the law will not entitle their holders to appraisal rights in respect of corporate resolutions that approve a stock swap merger. Of Aracruz’s three classes of shares (common, Class A Preferred and Class B Preferred), only the Class B Preferred currently meet the liquidity and dispersion criteria set forth under the Brazilian Corporate Law. As the Aracruz Conversion has not yet been approved, it is not possible to determine at this time whether the Aracruz common shares following this corporate action would still meet the dispersion and liquidity criteria of the Brazilian Corporate Law, such as Aracruz’s Class B Preferred Shares currently do. If, following the Aracruz Conversion, the Aracruz common shares meet those criteria, then none of the Aracruz shareholders, including its ADS holders, would be entitled to appraisal rights in connection with the merger of shares. If, on the other hand, the Aracruz common shares are unable to meet those criteria following the Aracruz Conversion, then all of Aracruz’s shareholders, including its ADS holders, will be entitled to appraisal rights in connection with the merger of shares at an appraisal price to be announced by Aracruz in due course.

In addition, under the Brazilian Corporate Law, even if the merger of shares is approved, our management may call another Extraordinary Shareholder Meeting following the approval of the merger of shares to submit to the vote of our common shareholders a proposal to reconsider and, as the case may be, cancel the merger of shares if, at the discretion of our management, the amount that would have to be paid by the entity resulting from the merger of shares in respect of appraisal rights could, in the opinion of our management, jeopardize our financial situation.

Adhesion to Novo Mercado

Within 270 days after the conclusion of the merger of the shares of Aracruz by VCP, VID intends to cause VCP to become a member of the Novo Mercado segment of BOVESPA, modifying its statutes to the Regulations for Listing on the Novo Mercado, unless said membership would result in VCP being required to pay withdrawal rights to shareholders; in that circumstance, the membership would be postponed until such time as withdrawal rights are no longer applicable.

Results of operations

The following table sets forth certain items derived from our statements of operations for the years indicated:

	Year ended December 31,
	2008		2007		2006
	(US$ in millions)
Net operating revenue	US$	1,366	US$	1,333	US$	1,317
Cost of sales		(934)		(887)		(813)

Gross profit		432		446		504
Selling and marketing expenses		(143)		(138)		(136)
General and administrative expenses		(72)		(64)		(63)
Other operating income (expenses), net		(17)		942		(20)

Operating income	US$	200	US$	1,186	US$	285

The following table sets forth certain items derived from our statements of operations as a percentage of net operating revenue for the years indicated (certain totals may not add due to rounding):

	Year ended December 31,
	2008	2007	2006
Net operating revenue	100%	100%	100%
Cost of sales	(68)	(67)	(62)

Gross margin	32	33	38
Selling and marketing expenses	(10)	(10)	(10)
General and administrative expenses and other operating expense, net	(5)	(5)	(5)

Operating income	15	89	22
Financial income	10	18	13
Financial expenses	(17)	(11)	(11)
Foreign exchange gains (losses) and unrealized gains (losses) on swaps and trading securities, net	(43)	16	(4)
Income tax benefit (expenses)	14	(29)	(4)

Equity in earnings (losses) of affiliates	(10)	8	6

Net income.(loss)	(30)%	92%	28%

We operate in two business segments: pulp and paper, which together account for 100% of our sales. The following table sets forth, by reportable segment, our net operating revenue as determined in accordance with U.S. GAAP:

	Year ended December 31,
	2008		2007		2006
Pulp:
Volumes (in tons)
Domestic		289,256		227,756		109,683
Export		911,511		869,897		832,121
Total		1,200,767		1,097,652		941,804
Average prices (U.S. dollars per ton)
Domestic	US$	590	US$	533	US$	500
Export	US$	661	US$	615	US$	559
Net operating revenue (in thousands of US$)
Domestic		170,759		121,411		54,884
Export		602,600		535,277		465,033

Total		773,359		656,689		519,916

Paper:
Volumes (in tons)
Domestic
Uncoated printing and writing		121,194		158,405		245,179
Coated printing and writing		98,271		129,025		126,213
Chemical / Special		126,265		114,407		110,162
Export
Uncoated printing and writing		41,799		81,329		169,806
Coated printing and writing		2,706		15,891		17,839
Chemical / Special		453		279		395

Total		390,688		499,336		669,594
Average prices (in US$ per ton)
Domestic	US$	1,591	US$	1,462	US$	1,308
Export	US$	955	US$	908	US$	888
Net operating revenue (in thousands of US$)
Domestic		550,163		587,464		629,950
Export		42,928		88,513		166,988

Total		593,090		675,976		796,938

Combined:
Volumes (in tons)
Domestic		634,986		629,592		591,237
Export		956,469		967,396		1,020,161
Total		1,591,455		1,596,988		1,611,398
Average prices (in US$ per ton)
Domestic	US$	1,135	US$	1,126	US$	1,158
Export	US$	675	US$	645	US$	619
Net operating revenue (in thousands of US$)
Domestic		720,922		708,875		684,833
Export		645,527		623,790		632,021

Total		1,366,449		1,332,665		1,316,854

Year ended December 31, 2008 compared to year ended December 31, 2007

Introduction

During the first half of 2008, the pulp market conditions were favorable with robust demand, particularly in China and Europe, and reduced supply on low world inventories, few capacity additions, environmental issues, shortage of wood and closures of high cost capacity. In addition, the price differential between softwood and eucalyptus pulp price remained at about US$ 100/ton during the first half of the year, thereby reinforcing the substitution process from softwood to hardwood from both the clients of and producers with swing mills. As a result, pulp prices increased until July. On the paper side, market conditions were marked by higher competition in local market, mainly from imports, due to the appreciation of the real against the US dollar through early August, resulting in lower local prices. Additionally, the stronger exchange rate reduced export margins and forced local paper producers to shift exports to the local market, increasing supply and competition in this market. But after August, a demand slowdown resulted in several individual decreases in pulp list prices of US$20/ton in Europe and North America, and US$30/ton in Asia, reducing the implemented increases of the first half of this year. Final list prices at December 31, 2008 were US$680/ton in North America, US$600/ton in Europe and US$480/ton in Asia. Even with this reduction, the average list price was higher than the previous year.

Due to the depreciation of the real beginning in September 2008 paper notebook exports sales dropped and, as a result, competition for notebook sales increased in the local market. During the second half of the year, it is historically normal to see an increase in paper demand when compared to the first half of the year. This result is attributed to a larger number of advertising campaigns (more commemorative dates and end of year celebrations) and the notebook segment beginning production and increasing inventories for the upcoming school year. In addition, a Federal Government program that distributes books to students who need assistance began. These factors, which contributed to the growing domestic consumption for paper products, did not result in increased volumes of paper sales, since the appreciation of the real through August 2008 caused intense competition from imported products. The depreciation of the real beginning in September 2008 has recently resulted in reduced competition from imported products.

The annual average real exchange rate was R$ 1.8346 to US$ 1.00 in December 31, 2008, compared to R$ 1.9501 to US$ 1.00 in the same period in 2007, an appreciation of 6%. See “Item 5—Operating and Financial Review and Prospects—Overview— Brazilian economic environment.”

Net operating revenue

Net operating revenue increased by 2% to US$ 1,366 million in December 31, 2008 from US$ 1,333 million in December 31, 2007, with an increase in average price of 3% and stable sales volumes. The steadiness of volume was attributable to lower paper sales derived from the paper asset divestments during the year, offset by the higher efficiency in pulp production at both Jacareí and Ripasa units. On the price side, international pulp and paper prices increased while local prices increased in U.S. dollars due to the appreciation of the real against the US dollar through early August. Sales volume totaled 1,591,455 tons for the period ended December 31, 2008 from 1,596,988 tons for the period ended December 31, 2007. Approximately 53% of VCP’s net operating revenue was made in the domestic market for the years ended December 31, 2008 and 2007. VCP’s revenue mix for the year ended December 31, 2008 was 43% for paper and 57% for pulp consistent with the 51% and 49%, respectively, for the year ended December 31, 2007.

Pulp. In the pulp segment, sales volume increased by 9% to 1,200,767 tons for the year ended December 31, 2008 from 1,097,652 tons for the year ended December 31, 2007. The increase in volume was due to greater market pulp production at the Jacareí mill, to new volumes from Conpacel and due to the Ahlstrom and Mogi paper asset divestments, whose integrated pulp became market pulp. Net operating revenue attributable to pulp increased by 18% to US$ 773.4 million for the year ended December 31, 2008 from US$ 656.7 million for the year ended December 31, 2007. This increase was due to the additional sales volume and to the 8% higher average prices of pulp. Pulp exports constituted 78 % and 76% of revenues and sales volume, respectively, of pulp for the year ended December 31, 2008 compared to 82% and 79% for the year ended December 31, 2007. In the domestic market, the volume of pulp sold increased 27% to 289,256 tons. This increase was mainly due to the additional volumes of Ripasa and to the integrated pulp that became market pulp after the paper assets were restructured.

Paper. In the paper segment, total volumes decreased by 22% for the year ended December 31, 2008, driven mainly by the Luiz Antonio asset exchange and by the volumes allocated to the Ahlstrom joint venture at the Jacareí mill. Export volumes decreased by 54% to 44,958 tons for the year ended December 31, 2008 compared to the year ended December 31, 2007 while domestic volumes declined 14% to 345,730 tons in the same period. Net operating revenue attributable to paper decreased by 12% to US$ 593.1 million for the year ended December 31, 2008, from US$ 676.0 million for the year ended December 31, 2007, boosted by a 12% increase in the average price of paper. The domestic market accounted for 93% of paper revenues for the year ended December 31, 2008 compared to 87% for the year ended December 31, 2007.

Cost of sales

Cost of sales increased by 5% to US$ 934 million for the year ended December 31, 2008 from US$ 887 million for the year ended December 31, 2007. This increase was mostly due to the negative impact of a stronger real through early August on VCP’s costs denominated in reais, an increase in labor costs, higher costs related to the purchase and resale of the products from Conpacel and greater mix of high value added products whose pulp is purchased at the market prices. These variations were partially offset by productivity gains and cost savings. For the same reasons, VCP’s gross margin decreased to 32% for the year ended December 31, 2008 compared to 33% for the year ended December 31, 2007, partially offset by higher average prices.

Selling and marketing expenses

Sales expenses increased by 4% to US$ 143 million for the year ended December 31, 2008. This increase resulted mainly from the higher sales in the domestic market which are denominated in local currency, partially offset by lower logistics expenses, particularly of paper exports. As a percentage of net operating revenue, sales expenses however remained stable at 10% when compared to the year ended December 31, 2007.

General and administrative expenses

General and administrative expenses increased by 13% to US$ 72 million for the year ended December 31, 2008. The increase was mainly attributable to expenses with corporate reorganization of US$ 4 million. As a percentage of net operating revenue this expenses remained stable at 5% when compared to the year ended December 31, 2007.

The corporate reorganization that occurred during the fourth quarter with the objective to adjust VCP to the global economy slowdown scenario resulted in additional, non-recurring administrative expense of about US$ 4.4 million.

Other operating expenses (income), net

Other net operating expenses totaled US$ 17 million for the year ended December 31, 2008 compared to net operating income of US$ 942 million for the year ended December 31, 2007. This variation is due solely to the inclusion of the pre-tax gain of US$ 955 million on the 2007 related to the asset exchange of the Luiz Antonio mill. See Note 4(b) to our audited consolidated financial statements.

Operating income

Operating income decreased to US$ 200 million for the year ended December 31, 2008 from US$ 1,186 million for the year ended December 31, 2007. This decrease was primarily due to the inclusion of the non-recurring gain on the 2007 related to the asset exchange of Luiz Antonio mill. See Note 4(b) to our audited consolidated financial statements.

Pulp (including intersegment transactions at market values). Operating income attributable to pulp increased by 1% to US$ 143 million for the year ended December 31, 2008 from US$ 142 million for the year ended December 31, 2007. This increase was primarily due to the adverse effect of the currency depreciation through early August on production costs, which are mostly denominated in local currency. The increase was also helped by higher volumes which increased 9% compared to the year ended December 31, 2007 and higher sales prices which increased 8% over the year ended December 31, 2008.

Paper (including intersegment transactions at market values). Operating income attributable to paper decreased by 36% to US$ 57 million for the year ended December 31, 2008 from US$ 89 million for the year ended December 31, 2007. This decrease was primarily due to 22% lower sales volume, partially offset by 12% higher sales price, mainly in the domestic market which was driven by high value-added papers mix.

Financial income

Financial income decreased by 37% to US$ 149 million for the year ended December 31, 2008 from US$ 236 million for the year ended December 31, 2007. The decrease was primarily due to the reduction of the financial income accrued from the funds in the Trustee ( See “Item 4A—Information on VCP—History and Development of VCP.”) to be applied to the Projeto Horizonte in 2007, also due to lower amount of cash investments in local currency,

Financial expenses

Financial expenses increased to US$ 227 million for the year ended December 31, 2008 from US$ 145 million for the year ended December 31, 2007. The increase was primarily due to real depreciation against the U.S. dollar from early August to December 31, 2008, based on our debts amounts denominated in dollars.

Foreign exchange gain (loss) and unrealized gain (loss) on swaps and trading securities, net

Foreign exchange losses amounted to US$ 593 million for the year ended December 31, 2008 from US$ 214 million gains for the year ended December 31, 2007. This result was primarily due to the impact of the depreciation of the real against the U.S. dollar from early August to December 31, 2008 on our sale of non-deliverable forwards, swaps and target forwards derivative instruments. The losses recorded on foreign-currency based transactions are translated to U.S. dollars and reported in VCP’s statement of operations.

Income tax benefit (expenses)

For the year ended December 31, 2008, VCP recorded an income tax benefit of US$ 198 million compared to an expense of US$ 383 million for the year ended December 31, 2007. The benefit was mainly due to the recognition of deferred income tax benefits on tax loss carryforwards and on temporary differences related to foreign exchange gains and losses, which are taxed on a cash basis. The effective tax rate was (42%) for the year ended December 31, 2008, generated mainly by the equity in earnings (losses) of affiliates and by the differences in foreign income tax rates, which are considered permanent differences, compared to 26% for the year ended December 31, 2007.

Equity in earnings (losses) of affiliates

VCP recorded losses of affiliates in the total amount of US$ 132 million for the year ended December 31, 2008 against earnings of US$ 113 million for the year ended December 31, 2007. This decrease was mostly due to Aracruz’s losses in the total amount of US$ 1,239 million, mainly due to derivatives loss.

Net income (loss)

As a result of the foregoing, VCP recorded a loss of US$ 405 million for the year ended December 31, 2008 compared to net income of US$ 1,221 million for the year ended December 31, 2007.

Year ended December 31, 2007 compared to year ended December 31, 2006

Introduction

In 2007, the pulp market conditions were favorable throughout the year with robust demand, particularly in China and Europe, and reduced supply on low world inventories, few capacity additions, environmental issues, shortage of wood and closures of high cost capacity. In addition, the price differential between softwood and eucalyptus pulp price remained at about US$ 100/ton throughout the year, thereby reinforcing the substitution process from softwood to hardwood from both the client and producers with swing mills. As a result, pulp prices increased throughout the year above our initial expectations. On the paper side, market conditions were marked by higher competition in local market, mainly from imports, due to the appreciation of the currency, resulting in lower local prices. Additionally, the stronger exchange rate reduced export margins and forced local paper producers to shift exports to the local market, increasing supply and competition in this market. Paper export prices improved, mainly for the uncoated papers, due primarily to the rationalization of supply in North America and to the greater VCP’s paper exports to South America at lower logistic costs and at higher prices than Europe. The real continued to appreciate averaging R$ 1.95 to US$1.00 in 2007, compared to R$ 2.18 to US$ 1.00 in 2006.

Net operating revenue

Net operating revenue increased by 1% to US$ 1,333 million in 2007 from US$ 1,317 million in 2006, with an increase in average price of 2% and a decrease in overall sales volumes of 1%. The volume reduction was attributable to lower paper sales derived from the paper asset divestments during the year, partially offset by the higher efficiency in pulp production at both our Jacareí and Conpacel (formerly Ripasa) units. On the price side, international pulp and paper prices rose while local prices increased in U.S. dollars due to the exchange rate appreciation. Sales volume totaled 1,597,988 tons in 2007 from 1,611,398 tons in 2006. Approximately 53% of our net operating revenue in 2007 was made in the domestic market compared to 52% in 2006. Our revenue mix in 2007 was 51% for paper and 49% for pulp compared to 61% and 39%, respectively, in 2006.

Pulp. In the pulp segment, sales volume increased by 17% to 1,098,652 tons in 2007 from 941,804 tons in 2006. The increase in volume was due to greater market pulp production at the Jacareí mill, to new volumes from Ripasa and due to the paper asset divestments, whose integrated pulp became market pulp. Net operating revenue attributable to pulp increased by 25% to US$ 651 million in 2007 from US$ 520 million in 2006. This increase was due to the additional sales volume and to the 8% higher average prices of pulp. Pulp exports constituted 79% and 81% of revenues and sales volume, respectively, of pulp in 2007 compared to 89% and 88% in 2006. In the domestic market, the volume of pulp sold increased 108% to 227,756 tons. This increase was mainly due to the additional volumes of Ripasa and to the integrated pulp that became market pulp after the paper assets restructuring.

Paper. In the paper segment, total volumes decreased by 25% in 2007, driven mainly by the Luiz Antonio asset exchange and by the volumes allocated to the joint venture at Jacareí mill. Export volumes decreased by 48% to 97,499 tons in 2007 compared to 2006 while domestic volumes declined 17% to 401,837 tons in the same period. Net operating revenue attributable to paper decreased by 14% to US$ 682 million in 2007, from US$ 798 million in 2006, boosted by a 14% increase in the average price of paper. The domestic market accounted for 87% of paper revenues in 2007 compared to 79% in 2006.

Cost of sales

Cost of sales increased by 9% to US$ 887 million in 2007 from US$ 813 million in 2006. This increase was mostly due to the negative impact of a stronger real on our costs denominated in reais, increase in labor costs, higher costs related to the purchase and resale of the products from the Ripasa, and greater mix of high value added products whose pulp is purchased at the market prices. These variations were partially offset by productivity gains and cost savings. The increase in labor costs was due to wage increases under our collective bargaining agreements negotiated in October 2006 and October 2007. For the same reasons, our gross margin decreased to 33% in 2007 compared to 38% in 2006, partially offset by higher average prices.

Selling and marketing expenses

Sales expenses increased by 1% to US$ 138 million in 2007, keeping the 10% level of net revenue compared to 2006. This increase resulted mainly from the higher sales in the domestic market which are denominated in local currency, partially offset by lower logistic expenses, particularly of paper exports.

General and administrative expenses

General and administrative expenses increased by 2% to US$ 64 million in 2007, maintaining the 5% level of net revenue compared to 2006. The increase was mainly attributable to the negative effect of the appreciation of the real on our expenses denominated in local currency, in addition to increases in wages and partially offsetting fixed cost reductions.

Other operating expenses (income)

Other operating income totaled US$ 942 million, compared to a net expense of US$ 20 million in 2006. This change is primarily explained by the gain on the asset exchange of the Luiz Antonio mill. See Note 4b – Notes to the Consolidated Financial Statements as of December 31, 2007.

Operating income

Operating income increased to US$ 1,186 million in 2007 from US$ 285 million in 2006. This increase was primarily due to the gain on the asset exchange of Luiz Antonio mill, partially offset by the lower gross margin for both pulp and paper due to the negative effect of the stronger exchange rate on local denominated costs.

Pulp (including intersegment transactions at market values). Operating income attributable to pulp decreased by 22% to US$ 142 million in 2007 from US$ 181 million in 2006. This decrease was primarily due to the adverse effect of the currency appreciation on production costs, which are mostly denominated in local currency. This negative effect was partially offset by higher volumes which were up 17% compared to 2006 and higher sales prices which increased 8% over 2006.

Paper (including intersegment transactions at market values). Operating income attributable to paper decreased by 14% to US$ 89 million in 2007 from US$ 104 million in 2006. This decrease was primarily due to 25% lower sales volume, partially offset by 14% higher sales price, mainly in the domestic market which was driven by high value-added papers mix.

Financial income

Financial income increased by 42% to US$ 236 million in 2007 from US$ 166 million in 2006. The increase was primarily due to the financial income accrued from the funds in the Trustee Bank to be applied to the Project mill (See Note 4b—Notes to the Consolidated Financial Statements as at December 31, 2007) of US$ 124 million, partially offset by the impact of lower Brazilian interest rates on cash investments in local currency. Additionally, the 2006 income was positively affected by the reversal of US$ 43 million related to PIS/COFINS tax provisions on financial income.

Financial expenses

Financial expenses decreased to US$ 145 million in 2007 from US$ 148 million in 2006. The decrease was primarily due to lower financing costs derived from the “investment grade” ratings by Standard and Poor’s, Moody’s and Fitch (the latter downgraded to below investment grade on February 2, 2009), partially offset by higher indebtedness.

Foreign exchange gain (loss) and unrealized gain (loss) on swap, net

Foreign exchange gains amounted to US$ 214 million in 2007, from a US$ 4 million loss in 2006. This result was primarily due to the impact of the appreciation of the real against the U.S. dollar over financial exposure to the U.S. dollar. The gains (losses) recorded on foreign-currency based transactions, which are mainly U.S. dollar denominated debt or gains (losses) from cross-currency interest rate swap contracts, are translated to U.S. dollars and reported in our statement of income.

Income tax expense

In 2007, we recorded an income tax expense of US$ 383 million compared to US$ 4 million in 2006. The increase was mainly due to deferred tax expense over the gains on the asset exchange (See Note 4(b)—Notes to the Consolidated Financial Statements as at December 31, 2007), partially offset by the deductibility of tax on a charge for interest attributed to capital (a tax deductible distribution) and the difference in foreign income tax rates. The effective tax rate was 26% in 2007 compared to 1% in 2006.

Equity in earnings of affiliates

The equity in earnings of affiliates increased to US$ 113 million in 2007 from US$ 77 million 2006. This increase was mostly due to a non-taxable gain of US$ 48 million generated by the Ahlstrom VCP transaction. See Note 4(d) Notes to the Consolidated Financial Statements as at December 31, 2007.

Net income

As a result of the foregoing, net income increased by 228% to US$ 1,221 million in 2007 compared to US$ 372 million in 2006.

B.	Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity have historically been represented by cash generated from operations and short-term and long-term borrowings. We believe these sources will continue to be adequate to meet our currently anticipated use of funds, which include working capital, investment in capital expenditures and debt repayments.

We have historically made capital investments in order to, among other things, increase our production and modernize our facilities. We also review acquisition and investment opportunities. We may fund these investments through internally generated funds, the issuance of debt or equity or a combination of these methods.

At December 31, 2008, our cash and cash equivalents (which exclude available for sale securities and unrealized gains from swaps) decreased to US$ 280 million (US$ 565 million at year-end 2007) primarily due to their use in financing the continuing capital expenditure disbursements related principally to the Três Lagoas mill.

At December 31, 2008, we had US$ 40 million (of a total of US$ 323 million) in deposits and investments with our affiliate, Banco Votorantim S.A. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 13 to our audited consolidated financial statements. At year-end 2007 we had approximately US$ 34 million (of a total of US$ 741 million) in deposits and investments with our affiliate, Banco Votorantim S.A.

At December 31, 2008, our cash, cash equivalents trading and available for sale securities (current portion) were US$ 323 million (US$ 741 million at year-end 2007), of which US$ 234 million (US$ 420 million at year-end 2007) were denominated in reais.

At December 31, 2008, our balance sheet presented a negative working capital balance of US$ 337 million compared to a positive working capital balance of US$ 446 million at year-end 2007, but we do not expect to have any difficulty in meeting our short-term obligations due to capital increases occurred in early 2009 as a result of the acquisition of an additional equity interest in Aracruz. See “Item 5.A Operating Results – Recent Developments – Liquidity and Capital Resources”.

Aracruz suffered significant losses from financial instrument related to derivative instruments in 2008 and on May 13, 2009 concluded negotiations for the repayment of debts originating from these transactions. Presented below is a summary of the terms and conditions of this agreement by Aracruz and its creditor banks:

A. Total amortization period of nine (9) years with a possibility of reduction to seven (7) years depending on the operating performance of the Aracruz and on the occurrence of certain liquidity events;

B. Amortization in semiannual installments starting on June 30, 2009 and then, beginning in 2010, installments at the end of each quarter;

C. Interest at three-month Libor plus an initial spread of 3.5% p.a. increased by semiannual charges of 0.25% p.a. beginning in 2010, resulting in a weighted average interest rate of Libor + 4.6% p.a.;

D. Collateral guarantees on rural and industrial assets of the Barra do Riacho Unit—ES; and

E. VCP’s pledge of 28% of Aracruz’s common shares.

We do not expect to have any difficulty in meeting our short-term obligations due to capital increases occurred in early 2009 in connection with the acquisition of an additional equity interest in Aracruz (see “Item 5.A Operating Results—Recent Developments”).

Sources of funds

Operating activities provided net cash flows of US$ 388 million in 2008 compared to US$ 333 million in 2007 and US$ 382 million in 2006.

Financing activities, which include short-term and long-term secured and unsecured borrowings and debt repayments, generated positive net cash flow of US$ 116 million in 2008, negative of US$ 113 million in 2007 and US$107 million in 2006.

At December 31, 2008, our gross debt totaled US$ 2,087 million; of this amount, long-term debt represented 56% (excluding current portion) in 2008 compared to 77% in 2007. Approximately 88 % of our debt was denominated in foreign currencies. At December 31, 2008, our net debt increased to US$ 1,764 million from US$ 823 million posted on December 31, 2007.

At December 31, 2007, our gross debt totaled US$ 1,564 million; of this amount, long-term debt represented 77% (excluding current portion) in 2007 compared to 73% in 2006. Approximately 90% of our debt was denominated in foreign currencies. At December 31, 2007, the net debt increased to US$ 823 million from US$ 771 million posted on December 31, 2006. When including 50% of Conpacel’s net debt, our net debt amounted to US$ 935 million on December 31, 2007 and we maintained our net debt ratio at approximately two times EBITDA (investment grade) and 21% of its shareholder’s equity.

Uses of funds

Investing activities, including production capacity increases in Jacareí mill, the development of forestry assets (land acquisition, planting and forest maintenance) and other capital expenditures consumed cash in investing activities of US$ 113 million in 2006, US$ 145 million in 2007 and US$ 507 million in 2008. The increase in 2008 was mainly due to Projeto Horizonte.

Debt

At December 31, 2008, our total debt was US$ 2,087 million, consisting of US$ 928 million in short-term debt (44% of total debt), including the current portion of long-term debt and represented an increase of US$ 561 million on the debt recorded at December 31, 2007. At December 31, 2007, our total debt was US$ 1,564 million, consisting of US$ 367 million in short-term debt (23% of total debt), including the current portion of long-term debt and represented an increase of US$ 23 million on the debt recorded at December 31, 2006.

Most of our U.S. dollar-denominated borrowings are either advances made in respect of our export sales or international capital market borrowings which have lower interest rates compared to domestic financings. In 2007 and 2008 our outstanding borrowings with BNDES was at US$ 181 million and US$ 120 million, respectively out of which US$ 140 million and US$ 97 million in 2007 and 2008, respectively, represented the long-term financing, US$ 38 million lower than the amount at December 31, 2007.

Export credits (prepayment)

In September 2008, VCP recorded its 50% share of the Conpacel’s loans which at September 30, 2008 totaled US$ 83 million comprising contracts for export prepayment (US$ 73 million) and import financing (US$ 10 million) which mature in 2012. At December 31, 2008 the outstanding amount was US$ 62 million.

In May 2008, VCP signed an export prepayment contract with Nordea Bank AB for the aggregate amount US$ 50 million at LIBOR plus 0.68% p.a. Payments are due through 2012 in installments to match export shipments. The financings are guaranteed by export contracts.

In April 2008 VCP signed a bridge loan with ABN AMRO Bank NA in an aggregate amount of US$ 200 million at LIBOR plus 2% p.a. The financing matured on September 26, 2008, and was guaranteed by a security interest in financial assets. The maturity date was renegotiated and deferred to March 24, 2010, indexed at LIBOR plus 5%.

In June 2007 we signed an Export Prepayment contract with Banco Bilbao Vizcaya Argentaria for US$ 100 million at LIBOR plus 0.38% p.a. Payments are due through 2015 in installments to match export shipments. The financings are guaranteed by export contracts.

In September 2006 we signed an Export Prepayment Facility Agreement with a pool of banks (ABN AMRO Bank, Banco Santander Central Hispano and Banco Bradesco) in an aggregate amount of US$ 550 million at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financings are guaranteed by export contracts. The proceeds of the Agreement were used to prepay various then outstanding Export Prepayment loans.

In July 2006, our wholly owned subsidiary VCP Overseas Holding KFT, signed an Export Prepayment Agreement with a syndicate of banks in an aggregate amount of US$ 375 million at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financings are guaranteed by export contracts. The proceeds were used to purchase from the lender and convert into an inter-company loan various outstanding Export Prepayment loans.

Fixed-rate notes

On May 2008, we renewed a foreign-exchange denominated financing agreement with UNIBANCO—União de Bancos Brasileiros S.A. for the reais equivalent of US$ 50 million obtained for working capital purposes, which matures in 2009.

Voto-Votorantim III

In January 2004, VPAR, our ultimate controlling shareholder, formed Voto-Votorantim III, a company based in the Cayman Islands, for the sole purpose of raising funds. Voto-Votorantim III issued US$ 300 million, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount originally issued US$ 45 million, and are the guarantors for this amount.

The indenture for the issue of notes by Voto-Votorantim III contains a number of covenants including, among others:

•	limitations on our ability to incur debt;

•	limitations on the existence of liens on our properties; and

•	limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in comparable arm’s-length transactions.

Voto-Votorantim IV

On June 24, 2005, Voto-Votorantim Overseas Trading Operations IV Limited, or Voto-Votorantim IV, a wholly owned subsidiary of VPAR, issued US$ 400 million of 7.75% Notes due 2020 that were placed with investors in North America, Europe, Asia and Latin America. VCP is a guarantor of 50% of the 7.75% Notes due 2020 and in turn received US$ 200 million of the proceeds. On September 6, 2005, we acquired a 50% equity interest in Voto-Votorantim IV and continue as the guarantor for 50% of these Notes.

The indenture for the issue of notes by Voto-Votorantim IV contains a number of covenants including, among others:

•	limitations on our ability to incur debt;

•	limitations on the existence of liens on our properties; and

•	limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in comparable arm’s-length transactions.

BNDES

BNDES, the parent of BNDESPar, one of our principal shareholders, has been an important source of debt financing. At December 31, 2008, the BNDES loans totaled US$ 120 million related to the capacity increase projects, all of which are denominated in reais. The BNDES loans are secured by liens on property, plant and equipment, and a lien on certain land, and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. The majority of our loans with BNDES bear interest are indexed using either the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate that includes an inflation factor. The remaining BNDES loans are indexed by the UMBNDES which is a weighted average exchange variation on a basket of currencies, predominantly U.S. dollars, held by BNDES. At December 31, 2008, the TJLP was fixed at 6.50% per year, and during 2007 averaged 6.25% per year.

As of May 31, 2009, BNDES had lent approximately 10% of our financial indebtedness, and is expected to loan significant funds in the future. See below details on amount and maturities:

Index	US$ MM	Maturity
TJLP	103	2015
UMBNDES	17	2015
Bridge loan 16 % p.y	82	2009
Finame	9	2013
	209

For further information on the financing agreements with BNDES, see Exhibits 4.11 and 4.12 to this annual report.

Leasing

The Company signed capital leases agreement with the Bank Société Générale for the acquisition of machinery used to fell and harvesting trees in the total amount of US$ 50 million. The first tranche of US$ 3 million was released in September 2008 and matures in 2013.

On December 31, 2008, VCP recorded its 50% share of the Consortium pulp machine leasing liabilities that totaled US$ 22 million which mature in 2014.

Maturities

At December 31, 2008, the amount of our short-term debt (including current portion of our long-term debt) was US$ 928 million. At December 31, 2008, the annual maturities of our long-term debt excluding current portion were as follows:

Amount
Year	(US$ in millions)
2010	196
2011	180
2012	225
2013	168
After 2013	390

Total	1,159

At December 31, 2008, all of our short-term debt related to trade financing was secured. At December 31, 2008, the outstanding amount of that short-term debt was US$ 438 million, with a weighted average interest rate of 6.06%, compared to US$ 211 million at December 31, 2007, with a weighted average interest rate of 5.72%.

Covenants

Our long-term borrowings contain various covenants regarding compliance with certain financial ratios and other restrictions. At December 31, 2008, the Company was not in compliance with covenants on certain loan agreements as a result of a proportional consolidation of Aracruz based on Brazilian GAAP, plus Três Lagoas project investments and the devaluation of the real. See Note 9(a) and 12(i) to the consolidated financial statements and “Item 5—Management Discussion and Analysis—Year ended December 31, 2008 compared to year ended December 31, 2007—Equity in earnings (losses) of affiliates”. Nonetheless, in November 2008, we began the renegotiation of the terms of these covenants with the creditor banks, for which we have concluded the negotiations for more than 80% of the affected loan agreements. Management, at this time, considers none of these renegotiated covenants or guarantees, if requested, are restrictive or inhibitive to the Company’s current level of operations. We believe that our sources of funds and management actions, such as the capital increase that occurred on April 30, 2009 (partially offsetting the effect of additional leverage of the purchase of Aracruz common shares) and increase of credit lines by diversifying creditor banks portfolio, are, and will continue to be, adequate to meet our liquidity levels and currently anticipated uses of funds, which include working capital, recurring capital expenditures and debt repayment.

In the case of the 20% of affected loan agreements, which includes a loan from BNDES (one of our shareholders) the creditor banks do not have the right to demand repayment. In these cases, the only penalty is, if requested by banks, assets pledged as guarantee and just the loan agreements that were renegotiated (more than 80%) give the right to demand payment. We have concluded that there is no requirement to classify these debts as current.

Capital expenditures

During 2008, we invested US$ 692 million in capital expenditure representing an increase of 45% from the US$ 477 million invested in 2007, and 179% higher than the amount of US$ 248 million invested in 2006. Of this amount, US$ 391 million was spent on expansion projects (pulp mill in Três Lagoas and coater for special paper in Piracicaba), US$ 222 million was spent on forestry assets (land acquisition, planting and forest maintenance), and the remaining was invested in the modernization and maintenance of our plants.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2008	2007	2006
	(in US$ millions)
Expansion	391	67	47
Forests (including land purchases)	222	216	116

Improvements/modernization	12	12	33

Other (includes maintenance and information technology)	35	58	52

Sub Total	660	353	248
Fixed assets related to Três Lagoas expansion purchased with proceeds of financial income earned on trust fund deposits (see “Item 4A—Information on VCP—History and Development of VCP)	32	124	—

Total	692	477	248

Commitments and contingencies

We are subject to numerous commitments and contingencies with respect to tax, labor and other claims. See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Legal Matters,” and Note 15 to our audited consolidated financial statements and discussions on our critical accounting policies.

The significant contractual obligations and commitments that affect our liquidity are short-term debt, long term debt, take-or-pay contracts, leases and capital expenditures.

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other non-current assets) which will only be released to us upon a judgment in our favor. The provisions for tax and other litigation and the deposits are as follows:

	2008		2007
	(In millions of US$)		(In millions of US$)
	Deposits	Provisions	Deposits	Provisions
Tax-related	127	135	150	173
Labor-related	3	20	8	15
Civil-related	—	6	—	9

Total	130	161	158	197

We have long-term “Take-or-Pay” contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from 1 to 10 years for which the contractual obligations are US$ 64 million per year. Additionally, we have long-term “Take-or-Pay” contracts with a supplier of pulp for 30 years. The contractual obligation in connection with this contract is US$ 65 million per year.

The following is a summary of the guarantees provided by us in favor of other companies of the Votorantim group:

Primary obligor	Obligations		Outstanding guarantee amount at December 31, 2008		Date of Expiration of guarantee	Beneficiary
Voto-Votorantim III	US$	300 million notes issuance	US$	45 million	January 23, 2014	Noteholders and the trustee
Voto-Votorantim IV	US$	400 million notes issuance	US$	200 million	June 24, 2020	Noteholders and the trustee

Total			US$	245 million

Note: The guarantees provided by us are in favor of other companies of the Votorantim Group.

We estimate that, for 2006, 2007 and 2008, an average of approximately 8% of our total number of regular domestic customers (approximately 22%, 23% and 31%, respectively, of total domestic sales value) obtained our guarantee for their loans under our vendor program. Our vendor program exposure was US$ 120 million, US$ 127 million and US$ 112 million at December 31, 2008, 2007 and 2006, respectively. See “Item 4B—Information on VCP—Marketing and Distribution—Paper.”

The vendor guarantee does not expose the Company to any greater risk or net obligation than a credit sale. In the case of a credit sale, revenue is recorded on shipment, and a receivable is created. If the credit sale customer does not pay the receivable, then the Company would establish a doubtful debts allowance if it considered loss to be probable. In a vendor financed sale, the Company records revenue on shipment and receives full payment from the bank. If the customer does not pay the bank within the specified time period, the Company would have to satisfy its guarantee to the bank. The Company would, at that time, charge the obligation to selling expenses if it considered the loss to be probable. The Company would then look to the customer for payment on the sale. The Company’s losses from guarantees honored to-date have been negligible.

Buyback programs

The Company may purchase, upon authorization of its Board of Directors, preferred stock in the open market which, after purchase, will be held in treasury to be sold and/or cancelled. The number of shares held in treasury may not, however, exceed 10% of the total outstanding and in circulation shares. During the periods indicated below the buyback programs and summary of all transactions have been as follows:

Program name	Period	Maximum amount of shares authorized to be purchased	Shares purchased	Average price paid per share R$/US$
2005	May 17, 2005 to May 16, 2006	8,000,000	1,050,700	R$	28.21/US$13.00
2007	March 2, 2007 to February 29, 2008	9,000,000	None		None

No Buyback program has been authorized for the period of March 1 to December 31, 2008.

Summary of Transactions:

	Preferred Shares held in Treasury
	2006	2007	2008
Balance – January 1st	1,081,500	31,998	28,900
Purchases (1)	—	—	2,784,091
Sales	(1,049,502)	(3,098)	(28,900)
Cancellations (1)	—	—	(2,784,091)
Balance – December 31st	31,998	28,900	—

(1)	The 2008 purchase and cancellation of preferred shares relate to the Ripasa acquisition and are not included within any Buyback program (see Note 4(a)(i) to our audited consolidated financial statements)

Our Board of Directors may authorize a new buyback program whenever necessary.

C.	Research and development, patents and licenses, etc.

As an integrated producer of pulp and paper, we seek to gain a better understanding the entire production process and obtain competitive advantages by continuous investments in Research and Development. By attempting to identify the characteristics of both wood and pulp that are essential for the production of high quality pulp and paper we improve our processes and develop innovative, higher quality products. The research and development activities conducted within our three research centers, each an individual center for forest, pulp and paper, are directed towards not only sustainability but also increasing the productivity of our forests, improving the quality of the eucalyptus wood used as our raw material, increasing the efficiency of our productive process and industrial yields, and developing new, innovative higher quality products. These efforts are conducted not only within our three research centers, but also in partnership with various universities, suppliers and private research institutes. Our total disbursements, both directly and indirectly, in research and development (excluding disbursements related to environmental matters) was approximately US$ 6.4 million, US$ 7.6 million and US$ 9.3 million during 2008, 2007 and 2006, respectively.

At our Forest Research Center studies are focused on wood quality and forest productivity in such areas as genetic improvement, silviculture and forest handling and forest protection. We are actively involved in several biotechnology research projects related to several aspects of the eucalyptus tree and pulp process, the more significant being the following:

Genomic Project

The FOREST project, which began in 2001, is a (pre-competitive) consortium of several forestry companies located within the Sao Paulo State and the state government’s research foundation (FAPESP). It involves the development of the eucalyptus gene bank (130,000 ESTs- Expressed Sequence Tags, which has more than 30,000 genes), which when completed will be the world’s largest gene bank for this species. Upon conclusion, expected to occur in 2012, the project should permit the evolution of research to the succeeding “functional genomics” phase.

A separate genome project, GENOLYPTUS, is a national project involving several major forestry companies, seven universities, three EMBRAPA centers (the Federal agency for agricultural research) and with the partial financial support of the Brazilian Ministry of Science and Technology. It is jointly funded by the government (70%) and by the private forestry companies (30%). Its principal objective is to improve forest tree breeding and production technologies by focusing on the development of a suite of experimental resources and genomic tools to discover, map, validate, and further investigate economically viable improvements in the eucalyptus tree species. This project encompasses the installation of the world’s largest tree genomic trial network (more than 40,000 trees resulting from 31 crosses) to evaluate expected improvements in wood quality. The project, now in its third stage, is conducting field experiments that analyze the growth and determination of wood technological variables and correlated with Eucalypts DNA. Previous stages, now concluded, were first focused on experimental field installation and calibration of equipment and the construction of the database genomics, with DNA sequence and bioinformatics analyses; and thereafter, the mapping of the eucalyptus plant gene).

Assisted Selection by Molecular Marker

Via marker selection, we will be able to accelerate our tree breeding program with the selection of stress resistant (natural factors such as drought and disease) trees that have lesser nutrient problems and will result in a tree with better wood properties. This project is partially supported by the Federal Ministry of Science and Technology for Support/Financing of studies and projects, FINEP.

Genetic Transformation

This project’s objective, developed since 2003 via a joint-partnership between VCP and Alellyx Applied Genomics, (a Votorantim Group affiliate until its sale in November, 2008), has been to improve forest and industrial productivity and reduce total costs by: a) better wood quality for industry applications (wood density, fiber length, pulp and lignin content); b) higher operation yields (forest and industry); c) increased syringyl/guaiacyl ratio; d) greater raw material homogeneity. Several patents have been granted for the research findings to date and VCP, as a partner, will share in the future benefits.

Biotechnology Applied in Pulp and Paper Process

This project, solely supported by VCP, involves three lines of research: a) bio cooking and bio bleaching using enzymes and/or fungus on pulp process, b) bio refining using enzymes to help the paper refining process, c) bio refinery by means of the biological transformation of forest and industrial residues into power and bio fuels. Its main objectives are to preserve fiber, use less chemicals and energy and create new products.

Our Pulp Research Center’s studies are focused in the fiber and technology and process development areas. New technologies are tested in the wood treatment, cooking and bleaching processes, together with optimization of additives and other raw materials to improve pulp quality and the utilization of non-conventional technologies to find alternate usages for biomass.

Our Paper Research Center’s studies are focused on understanding the individual customer’s pulp requirements based upon its industrial technologies and product portfolio and providing him with our knowledge of paper products production using eucalyptus fibers.

D.	Trend Information

The primary trends which influence our sales and production and inventory levels are: the patterns and cycles of pulp purchases by paper producers, pulp and paper prices, the level of pulp inventory in the hands of pulp producers in the global market, global economic conditions and the effect of currency fluctuations.

We continue to pursue growth opportunities to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements, always in the context of a long term strategic focus.

For additional information regarding trends in our business, see “Item 4B. Business Overview—Our Business Strategy”, “Item 4B. Business Overview—Cyclical nature of world pulp prices” and “Item 5A—Operating Results.” For risks affecting our business, see “Item 3D—Key Information—Risk Factors.”

E.	Off-Balance Sheet Arrangements

We participate in a number of off-balance sheet arrangements, principally relating to guarantees and take or pay contracts. We also have a number of swap transactions that are described in “Item 11 - Quantitative and Qualitative Disclosures about Market Risk.” All of these transactions are further described elsewhere in this annual report.

F.	Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2008:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of U.S. dollars)
Total debt commitments (1)	2,069	910	376	393	390
Interest payable	18	18	—	—	—
Capital lease obligations (2)	38	13	13	11	1
Operating leases (3)	173	13	35	35	90
Purchase obligations (4)	151	72	57	19	3
Pension contribution	18	3	6	6	3
Total	2,547	1,036	503	480	528

(1)	Includes short and long-term loans and financings shown in our consolidated financial statements, excluding interest payable.
(2)	Includes any agreements with suppliers of our assets (including for the Jacareí project).
(3)	Includes land leases and wood supply.
(4)	Includes take-or-pay contracts.

Note: estimated interest expense for the purchase obligations of approximately 6%.

The above table does not reflect swap transactions discussed in “Item 5E—Off-Balance Sheet Arrangements” above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

We are managed by our Conselho de Administração, or Board of Directors, composed of at least three and at most ten members, and our Diretoria, or board of officers, composed of at least three and at most ten members (each an executive officer). Since our general shareholders’ meeting on April 20, 2005 we have had a permanent Conselho Fiscal, or fiscal committee, which is composed of at least three and at most five members.

Board of Directors

Pursuant to our by-laws, our Board of Directors is required to meet whenever necessary, according to the Company’s interest or when called by the chairman or by the majority of members of the Board of Directors. Our Board of Directors met eleven times during 2008. Our Board of Directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, and commercial and financial operations.

Pursuant to Brazilian corporate law, shareholders of publicly traded companies such as us that together hold preferred shares representing at least 10% of our total share capital for at least three months are entitled to appoint one member to our Board of Directors. Beginning in 2006, the holders of our preferred shares have not elected any member of our Board of Directors.

Pursuant to our bylaws, the members of the Board of Directors are elected by the holders of our common shares at the general meeting of shareholders. Members of the Board of Directors serve two year terms. The terms of the current members, elected at our shareholders’ general meeting on April 28, 2007, expired in 2009.

Set forth below are the name, age and position of each member of our Board of Directors in December 31, 2008:

Name	Age	Position

José Roberto Ermírio de Moraes(1)	51	Chairman
Fábio Ermírio de Moraes(2)	46	Vice-Chairman
Carlos Ermírio de Moraes(3)	53	Member
Clóvis Ermírio de Moraes Scripilliti(4)	49	Member
José Luciano Duarte Penido	60	Member

(1)	José Roberto Ermírio de Moraes is the son of José Ermírio de Moraes Filho, who passed away in 2001.
(2)	Fábio Ermírio de Moraes is the son of Ermírio Pereira de Moraes, who was once a board member. He is also the cousin of José Roberto Ermírio de Moraes.
(3)	Carlos Ermírio de Moraes is the son of Antonio Ermírio de Moraes, who was once a board member. He is also the cousin of José Roberto Ermírio de Moraes.
(4)	Clóvis Ermírio de Moraes Scripilliti is the son of Clovis Scripilliti, who passed away in 2000. He is also the cousin of José Roberto Ermírio de Moraes.

The name, age and position of each member of our Board of Directors, elected at our Shareholders’ General Meeting on April 30, 2009, is as follows:

Name	Age	Position

Paulo Henrique de Oliveira Santos(1)	50	Chairman
João Carvalho de Miranda(2)	56	Vice-Chairman
José Luciano Duarte Penido	60	Member

(1)	Mr. Santos holds a bachelor’s degree in production engineering from Faculdade de Engenharia Industrial (class of 1983) and a MS in business administration from Fundação Getúlio Vargas. He also completed in 2005 the Owner President Management Program at Harvard Business School. He joined the Votorantim Group in 1994. He was Executive Director of Votorantim Bank from March 1994 until November 1996, worked in some privatization processes from December 1996 until November 1997 and became Chief Financial Officer of Votorantim Metais in December 1997. He established Votorantim New Businesses, the new business and private equity arm of Votorantim Group, in 2000 and has been its CEO and partner since them. Before joining Votorantim, Mr. Santos worked as Treasurer and Corporate Officer for banks in Brazil and in NY. He serves as a chairman of the board of directors of TIVIT S.A, a leading IT/BPO company in Brazil, and Anfreixo S.A, a MRO distribution company and Chairman of the Board of Directors of Votorantim Celulose Papel S/A.
(2)	Mr. Miranda holds a bachelor’s degree in economic sciences from Pontifícia Universidade Católica do Rio de Janeiro (class of 1984) and a MS in business administration from Instituto de Pós-Graduação e Pesquisa em Administração da Universidade Federal do Rio de Janeiro (COPPEAD). He also participated in the Students Exchange Program established between COPPEAD and the Wharton Business School of the University of Pennsylvania as a foreign student at Wharton Business School from January to May 1991. Before joining the Votorantim Group as General Corporate Financial Officer in 2009, Mr. Miranda was Vice-President of Global Banking of Banco Citibank S.A. in Sao Paulo, Brazil, in 2006, Chief Executive Officer of Citibank NA in Santiago, Chile, from 2004 to 2006, Financial Managing Officer of Citibank NA in Sao Paulo, Brazil, from 1998 to 2004, Executive Officer of ING Barings from 1991 to 1998 where he was responsible for several of company’s divisions such as Banking and M&A, and was Manager of the Planning and Financial Transactions sector of Aracruz Celulose S.A. from 1985 to 1988 after a two year period as a management trainee at Citibank NA in São Paulo, Brazil. He serves as Vice-Chairman of the board of directors of Votorantim Celulose Papel S/A.

Board of Executive Officers

Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our by-laws and by the Board of Directors and are independent from the Ermírio de Moraes family, our ultimate controlling shareholders. The executive officers are elected by the Board of Directors for one year terms, although any executive officer may be removed by the Board of Directors before the expiration of his term. The current term of all our executive officers expires on April 30, 2009.

Set forth below are the name, age and position of each of our executive officers elected in April 2008:

Name	Age	Position

José Luciano Duarte Penido	60	Chief Executive Officer
Paulo Prignolato	45	Chief Financial and Investor Relations Officer
Miguel Pinto Caldas	44	Human Resources Officer
Francisco Fernandes Campos Valério	61	Technical and Industrial Officer
Marcelo Strufaldi Castelli	44	Supply Chain and Strategy Officer
Carlos Roberto Paiva Monteiro	58	Engineering Officer

On June 25, 2008, Mr. Antonio Sergio Pinzan de Almeida, then Pulp Executive Officer at VCP Overseas Holding Limited, Budapest, in Zug, Switzerland, resigned from his position and Mr. Ari Borg, General Manager of Pulp Sales assumed the responsibility for the worldwide commercial issues of the pulp business.

On October 10, 2008, Mr. Valdir Roque, then Chief Financial and Investor Relations Officer at VCP, resigned from his position to thereafter be appointed the Chief Financial and Investor Relations Officer at Aracruz. Simultaneously, Mr. José Luciano Duarte Penido, Chief Executive Officer at VCP, assumed the position of Investor Relations Officer and Mr. Osvaldo Ayres, General Manager-Controllers Department at VCP, acting interim as Chief Financial Officer.

On October 22, 2008, Mr. Paulo Prignolato, Chief Financial Officer of Citrovita (Votorantim Agribusiness), was appointed to be the Chief Financial and Investor Relations Officer at VCP, effective November 1st 2008. On that date he assumed the positions which had been temporarily held by Mr. José Luciano Duarte Penido and Mr. Osvaldo Ayres.

On December 1, 2008, both Mr. José Maria de Arruda Mendes Filho, then the Forest Operations Officer at VCP, and Mr. Roberto Bento Vidal, then the Supply Chain Officer at VCP, resigned from their positions. Concurrently, Mr. Marcelo Strufaldi Castelli, the then Chief Operations Officer, was appointed to be the Supply Chain and Strategy Officer at VCP and Mr. Francisco Fernandes Campos Valério assumed the position of Forest Operations Officer in addition to his role as the Technical and Industrial Officer at VCP.

Biographical Information

Set forth below is certain biographical information on our directors and executive officers.

José Roberto Ermírio de Moraes. Mr. José Roberto Ermírio de Moraes has been the chairman of our Board of Directors since 1992 and was our president from 1992 to April 26, 2002. He is the Chief Executive Officer of Votorantim Industrial and member of Executive Committee of Votorantim Group, and he has a B.A. in Metallurgy Engineering from the Armando Alvares Penteado Foundation College in São Paulo, Brazil.

Fábio Ermírio de Moraes. Mr. Fábio Ermírio de Moraes is a mechanical engineer and has been working for the Votorantim Group since 1985. Chairman of the Board of Directors of Votorantim Cimentos, Director Vice-President of Votorantim Industrial and Member of the Executive Committee of Votorantim Group.

Carlos Ermírio de Moraes. Mr. Carlos Ermírio de Moraes has been working for the Votorantim Group since 1983. He is the President of the Board of Directors of CPFL (Cia. Paulista de Força e Luz) and a member of the Board of Directors of VBC Energia S/A (Votorantim, Bradesco and Camargo Energia).

Clóvis Ermírio de Moraes Scripilliti. Mr. Scripilliti has served as a member of our Board of Directors since 2000. He is the President of Family Council and a member of the Executive Committee of Votorantim Group. He studied Metallurgy Engineering at Mackenzie University in São Paulo, Brazil.

José Luciano Duarte Penido. Mr. Penido has served as our chief executive officer since January 5, 2004. Prior to that, he was the president of Samarco Mineração S.A. for eleven years. He is also the vice-president of the Minas Gerais Industry Federation, where he directs the Enterprise Citizenship Council. He has a degree in mining engineering from the Federal University of Minas Gerais.

Francisco Fernandes Campos Valério. Mr. Valério joined us in January 1998. He previously worked in senior positions at Bahia Sul, Aracruz, Suzano, Braskraft Florestal e Industrial and Olinkraft Celulose e Papel. He holds a B.A. in Mechanical Engineering from the Universidade Federal de Santa Catarina, Brazil.

Carlos Roberto Paiva Monteiro. Mr. Carlos Monteiro joined the Company in 1990. He previously worked in senior positions at Klabin Group, Aracruz and Simão Group. He has a degree in Industrial Mechanical Engineering from FURG/RS, Master Business Administration from BSP - Business School São Paulo, and he teaches in a graduate course in Pulp and Paper by USP – University of São Paulo.

Marcelo Strufaldi Castelli. Mr. Castelli is a mechanical engineer and joined us in 1997 when he held positions as Recovery, Utilities & Environment Manager, General Manger of the Jacareí mill and Associate Director of Operations. Recently, he became the Chief Operating Officer of VCP. Prior to that, he worked at Suzano Bahia Sul and Aracruz.

Miguel Pinto Caldas. Mr. Caldas has been VCP’s Director of Human and Organizational Development Officer at VCP since 2007. Prior to his appointment to the VCP board, he had a 15-years career in consulting, reaching partner status at Coopers & Lybrand, Andersen Business Consulting, and PricewaterhouseCoopers. He has also held long-term academic positions at Loyola University New Orleans and FGV-EAESP, Brazil’s most prestigious business school. He holds a bachelor degree in business from Brasilia Federal University and earned a Master in Science and a Ph.D., both in Organization and Human Resources, from FGV-EAESP.

Paulo Prignolato. Mr. Paulo Prignolato has a degree in Metallurgical Engineering from the Engineering University of Mauá. He begins his career at Confab and joined the Votorantim Group in 1997. He was the Controller at Votorantim International in the Netherlands from 1997 to 2002, General Corporate Financial Manager for the Votorantim Group from 2002 to 2004 and Chief Financial Officer at Citrovita (Votorantim Agribusiness) from 2004 until October 2008.

Certain of our executive officers are also Board Members. See “Board of Directors.”

Fiscal Committee

Under the Brazilian Corporate Law, the Conselho Fiscal (Fiscal Committee) is a corporate body independent of management and a company’s external auditors. In the past, a Conselho Fiscal was not typically equivalent to or comparable with a U.S. audit committee; its primary responsibility had been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. However, pursuant to an exemption under the SEC rules regarding the audit committees of listed companies, a foreign private issuer is not required to have a separate audit committee composed of independent directors if it has a board of auditors established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a board and such board meets certain requirements. Pursuant to this exemption, our Conselho Fiscal exercises the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the SEC rules, the board of auditors meets the following standards: it is separate from the full board, its members are not elected by management, no executive officer is a member, and Brazilian law sets forth standards for the independence of the members. In addition, in order to qualify for the exemption, the board of auditors, to the extent permitted by Brazilian law (as discussed further below):

a.	is responsible for the appointment, retention, compensation and oversight of the external auditors (including the resolution of disagreements between management and the external auditors regarding financial reporting);

b.	is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

c.	has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

d.	receives appropriate funding from the company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

As a foreign private issuer, we decided to modify our Conselho Fiscal to comply with the exemption requirements. Our Board of Directors approved the delegation to the Conselho Fiscal of certain additional responsibilities and the Conselho Fiscal and the Board of Directors adopted an additional charter that delegates to the Conselho Fiscal the duties and responsibilities of a U.S. audit committee to the extent permitted under Brazilian Corporate Law. Because Brazilian Corporate Law does not permit the Board of Directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide the board or the Conselho Fiscal with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the Conselho Fiscal cannot fulfill these functions. Therefore, in addition to its oversight responsibilities, the Conselho Fiscal may only make recommendations to the Board of Directors with respect to the appointment, retention and compensation of the external auditors, and with regard to resolution of disagreements between management and the external auditors, the Conselho Fiscal may only make recommendations to management and the board.

Under the Brazilian Corporate Law, the Conselho Fiscal may not contain members who are members of the Board of Directors or the executive committee, or who are employees of VCP or the Votorantim group, or a spouse or relative of any member of our management. In addition, the Brazilian Corporate Law requires that Conselho Fiscal members receive a remuneration at least 10% of the average amount paid to each executive officer. The Brazilian Corporate Law requires a Conselho Fiscal to be composed of a minimum of three and a maximum of five members and their respective alternates.

Our Conselho Fiscal is composed of three members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, holders of preferred shares have the right to elect separately one member of the Conselho Fiscal. Also, under the Brazilian Corporate Law, minority groups of shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the Conselho Fiscal. In any event, however, the common shareholders have the right to elect the majority of the members of the Conselho Fiscal. Set forth below are the names, ages and positions of the members of our Conselho Fiscal and their respective alternates, as of April 22, 2008, the date of the last annual shareholders’ meeting.

Name	Age	Length of Term	Year First Elected	Position
João Carlos Hopp	79	one year	2001	Member
Geraldo Gianini	58	one year	2006	Alternate
Samuel de Paula Matos (1)	60	one year	2007	Member
Marcos Elias Sarsur	59	one year	2008	Alternate
Haroldo do Rosário Vieira	52	one year	2007	Member
Antonio Sérgio Battochio	60	one year	2005	Alternate

(1)	Samuel de Paula Matos is the audit committee financial expert.

B.	Compensation

Pursuant to our by-laws, our directors do not receive any compensation. As of the year ended December 31, 2008, the aggregate compensation, including cash and benefits-in-kind, paid to our executive officers (a total of six persons at the time) was approximately R$ 13.8 million (corresponding to US$ 7.5 million).

C.	Board Practices

Our Board of Directors generally meets whenever necessary, according to the company’s interest or when called by the chairman or by the majority of the members of the Board of Directors. Our Board of Directors met eleven times during 2008. Our Board of Directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, commercial and financial operations.

According to our by-laws, the members of the Board of Directors are elected by the holders of our common shares at the general meeting of shareholders. Members of the Board of Directors serve two year terms. The terms of the members at December 31, 2008 expired on April 30, 2009 (see “Item 6 - Board of Directors” for the new Board of Directors elected on April 30, 2009).

D.	Employees

As of December 31, 2008, we employed 3,010 persons, and our separate Conpacel facility employed additionally 907 persons. We use subcontractors for many of our forestry operations and for substantially all of the transportation of wood, pulp and other raw materials. These subcontractors employed 4,838 persons for our business as of December 31, 2008. Approximately 75% of the workers in our forests are employed by third parties, predominantly in areas such as maintenance and security. See “Item 4B—Information on VCP—Business Overview—Raw Materials—Wood” and “Item 4B—Information on VCP—Business Overview—Transportation.” We are in compliance with all local, state and federal worker health and safety regulations.

Several unions represent our employees and they are considered well organized institutions. Annual Collective agreements related to forest workers were renewed in 2008 for another year, resulting in a 7.5% base salary increase. In 2008 we had a strike in November, which lasted four days and affected the paper production of our site located in Piracicaba. We believe we have good relationships with our employees.

In March 2000, we began to participate in a Votorantim group pension plan, which was made available to all of our employees. For more detailed information, see “—Defined Contribution Pension Plan” below.

In December 2005, we provisioned for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement. For more detailed information, see “—Post-retirement Benefit Plan” below.

Defined Contribution Pension Plan

In March 2000, we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all employees. For employees below a certain income level we match the employee’s contribution limited to 1.5% of the employee’s compensation. For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation. At our option we may also make additional contributions. Our contributions vest in varying percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service. Our contributions amounted to US$ 2 million in 2008, US$ 5 million in 2007 and US$ 3 million in 2006.

Profit Sharing Plan

Pursuant to Brazilian federal law, companies operating in Brazil are required to share profits with employees beginning from fiscal year 1996. In 1996, we instituted a profit sharing plan for our employees in addition to providing health and life insurance, transportation, meals and training. Pursuant to the program, each employee’s share of profits is linked to our operational and financial results. Employees are eligible to receive a target payment of 1.1 monthly salaries payable in February of each year. Part of the profit sharing payment relating to the income for that year is advanced in August. Payment is granted if defined goals set by management are achieved by the process or industrial unit in which the employee works and based on the individual performance of the employee. Several unions that represent our employees have agreed to this profit sharing plan.

Post-retirement Benefit Plan

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility it shares with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the year ended December 31, 2008, 2007 and 2006 amounted to US$ 2 million, US$ 3 million and US$ 1 million, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 26 million at December 31, 2008 and US$ 23 million at December 31, 2007.

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2008. Based on the report of our independent actuary, the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 26 million.

	Percentage
	2008	2007
Weighted-average assumptions
Discount rate	7.75	8.0
Health care cost trend on covered changes	3.0	3.0

	2008	2007
	(US$ in millions)
Components of net periodic benefit cost for 2009 and 2008
Interest cost	3	3
Total net periodic benefit cost (benefit)	3	3

It has been assumed, for measurement purposes, that health care cost trends for 2009 will not be considerably different from 2008. Our actuaries are unable to project the direction and pattern of changes in both the assumed and ultimate trend rates, nor can they estimate when the rates are expected to be achieved.

A one-percentage-point change in assumed health care cost trend rates would have had the following effects in 2008 and 2007 (all other assumptions have been held constant):

	One-percentage - point decrease
	2008	2007
	(US$ in millions)
Sensitivity of retiree welfare results
On total service and interest cost components	(0.3)	(0.3)
On post-retirement benefit obligation	(3.0)	(2.6)

E.	Share Ownership

As of December 31, 2008, the members of our Board of Directors and our officers, on an individual basis and as a group, directly own less than 1% of our preferred shares and none of our common shares. For information on the beneficial ownership by the Ermírio de Moraes family, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

The following table lists the amount of shares held directly by each individual member of our Board of Directors or executive officer and their representative percentage relative to the total outstanding shares as of December 31, 2008:

	Common		Preferred
	Number of Shares	Percentage of the Total Outstanding Shares	Number of Shares	Percentage of the Total Outstanding Shares
Board of Directors
José Roberto Ermírio de Moraes	0	0%	1	0%
Fábio Ermírio de Moraes	0	0%	1	0%
Clóvis Ermírio de Moraes Scripilliti	0	0%	1	0%
Carlos Ermírio de Moraes	0	0%	1	0%
José Luciano Penido (*)	0	0%	1	0%

Executive Officers
José Luciano Penido (*)	0	0%	1	0%
Francisco Fernandes Campos Valério	0	0%	3,000	0%
Marcelo Strufaldi Castelli	0	0%	0	0%
Miguel Caldas	0	0%	0	0%
Carlos Roberto Paiva Monteiro	0	0%	0	0%
Paulo Prignolato	0	0%	0	0%

Total	0	0%	3,005	0%

Source: Itaú Custódia.

(*)	Mr. José Luciano Penido is part of both the Board of Directors and Executive Officers and he owns only one preferred share of VCP.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth the principal holders of common and preferred shares and their respective shareholdings as of December 31, 2008:

Shareholders	Common Shares	(%)	Preferred Shares	(%)	Total Shares	(%)

Votorantim Participações S.A.	105,702,452	100.00	677	—	105,702,450	52.49
Total Votorantim group	105,702,452	100.00	677	—	105,703,127	52.49
BNDES Participações S.A.	—	—	6,327,669	6.61	6,327,669	3.14
Treasury Stock	—	—	—	—	—	—
Board, Directors and Fiscal Council	—	—	3,005	—	3,005	—
Public (Free Float)	—	—	89,327,613	93.38	89,327,613	44.36
Total	105,702,452	100.00	95,658,964	100.00	201,361,414	100.00

The ultimate beneficial owner, in each case, of more than 5% of our common shares through intermediate holdings companies is the Ermírio de Moraes family which, in the aggregate, beneficially owns 100% our voting common stock, via trust holding companies maintained by each of the family Board members. All holders of our common stock have the same voting rights. Mr. Jose Luciano Duarte Penido, a member of the Board, holds one common share as beneficial owner.

As a result of capital subscriptions that have occurred in 2009 the following table presents a summary of these changes and the principal holders of common and preferred shares at May 31, 2009;

	Balance December 31, 2008		Capital Subscription	Balance May 31, 2009
Shareholders	Number of shares	% of total		Number of shares	% of total
Common Shares
Votorantim Group	105,702,452	52.49	62,105,263	167,807,715	40.71
Total Common	105,702,452	52.49	62,105,263	167,807,715	40.71
Preferred Shares
Votorantim Group	677		—	677
BNDES Participações S.A.	6,327,669	3.14	139,378,216	145,705,885	32.35
Board, Directors and Fiscal Council	3,005		—	3,005
The Families, Safra Family and others	—		9,300,594	9,300,594	2.26
Public (Free Float)	89,327,613	44.36	10,189	89,337,802	21.68
Total Preferred	95,658,964	47.51	148,688,989	244,347,953	59.29
Total Common and Preferred	201,361,414	100.00	210,794,252	412,155,668	100.00

B.	Related-Party Transactions

We have engaged in a number of transactions with related parties.

Distributions and Sales Outside of Brazil

In 2005, all of our exports were sold through VCP Overseas Holding KfT by VCP Trading N.V. and VCP North America Inc. Beginning in 2006, all of our exports are sold through VCP Overseas Holding KfT by VCP Overseas Holding Limited, Budapest, the Switzerland branch of our international subsidiary.

Banco Votorantim S.A.

We have entered into a number of financial transactions with or through Banco Votorantim, a financial institution controlled by the Votorantim group and its affiliates. At December 31, 2008, we had US$ 40 million (of a total of US$ 323 million) in deposits and investments.

Guarantees

At December 31, 2008, we guaranteed US$ 245 million of debt of other members of the Votorantim group which pertains to the aggregate amount of debt issued in the international capital markets. In each case, the outstanding guarantee amount at December 31, 2008 pertains to the amount of proceeds that were received by us and/or our subsidiaries on the issue date. The remaining debt raised was received and also guaranteed by other members of the Votorantim group. The US$ 245 million corresponding to VCP is made up of the following:

Primary obligor	Obligations		Issue Date	Outstanding guarantee amount at December 31, 2008		Date of Expiration of guarantee	Beneficiary
Voto-Votorantim Overseas Trading Operations III Limited.	US$	300 million notes issuance	January 23, 2004	US$	45 million	January 23, 2014	Noteholders and the trustee
Voto-Votorantim Overseas Trading Operations IV Limited.	US$	400 million notes issuance	June 24, 2005	US$	200 million	June 24, 2020	Noteholders and the trustee
Total				US$	245 million

Note:	The guarantees provided by us are in favor of other companies of the Votorantim Group.

Each of the primary obligors listed above are special purpose companies established with the sole purpose of issuing debt. As such, upon maturity of the debt issued, which is also the date of expiration of the guarantee, we will either repay lenders or seek to refinance the maturing debt.

At December 31, 2008, we have guaranteed to banks their collection of U.S. dollar 120 million from certain customers related to sales of our products to these customers under our Vendor Program (see “Item 4B Information on VCP – Business Overview—Vendor Program”).

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu, our ultimate parent company.

We believe the other companies of the Votorantim group, whose debt we guarantee, are creditworthy and we do not expect to be called on to make payments on our guarantees. In addition, given our ability to obtain short term financing, we do not believe that there is substantial risk of illiquidity even if we are called upon to make payments under our guarantees, individually or in the aggregate. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments and Contingencies” for a summary of the guarantees we provided in favor of other companies of the Votorantim group. For additional information on our commitments and contingencies, see Note 15 to our audited consolidated financial statements.

Leases of Forest Land

At December 31, 2008, we leased approximately 142,000 hectares of forestland, out of approximately 87,000 hectares of planted area, or approximately 32% of the land devoted to our forestry plantations. The leases, most of which commenced in 1991, are typically for a term of 21 years, which covers approximately three harvest cycles. The lease payments are equivalent to 30% of the market prices of the wood produced on the property and are payable after each harvest, based on market prices

BNDESPar

We have entered into a number of financing transactions with BNDES. At December 31, 2008 we had an aggregate of US$ 120 million in outstanding loans to BNDES denominated in reais that we borrowed to fund expansion and modernization projects. The BNDES loans are secured by liens on land, equipment and property (including the Jacareí mill), and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. Our loans with BNDES bear interest at around 3% per annum on the principal amount and are indexed using the TJLP, a nominal long term interest rate that includes an inflation factor. At December 31, 2008, we had an additional aggregate amount of US$ 22 million in loans to BNDES denominated in reais and bearing an interest rate of around 3% per year as adjusted by the UMBNDES Index. The UMBNDES Index is a weighted average rate based on the exchange rate of a basket of currencies, predominantly the U.S. dollar, held by BNDES and during 2008, the Index’s average rate was 37% per annum and the average spread over the UMBNDES index was 3.8%. At December 31, 2008, the TJLP was fixed at 6.50% and, during 2007 averaged 6.25% per year (see Notes 12 and 13 to our audited consolidated financial statements). As of May 31, 2009, BNDES had lent approximately 10% of our consolidated indebtedness, and is expected to loan significant funds in the future. See “Item 6 – Operating and Financial Review and Prospects—Liquidity and capital resources—Debt—BNDES” and Exhibits 4.11 and 4.12 to this annual report.

We have entered (as an intervening party) into an Investment Agreement between BNDESPar and VID. VID and BNDESPar have agreed to enter into a form shareholders’ agreement of VCP under which the approval of certain matters will depend on the affirmative vote of BNDESPar. See “Item 10.C Material Contracts - Shareholders’ Agreement of VCP.”

For additional information regarding related-party transactions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Note 13 to our audited consolidated financial statements.

Aracruz

Aracruz suffered significant losses from financial instruments related to derivative instruments in 2008, and on May 13, 2009 concluded negotiations for the repayment of debts originating from these transactions. Consequently, one condition was that 28% of Aracruz’ common shares owned directly or indirectly by the Company were pledged. See “Item 5.A Operating and Financial Review and Prospects – Operating Results – Recent Developments.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries. The more significant subsidiaries are the following: Normus Empreendimentos e Participações Ltda. (“Normus”), Newark Financial Inc. (“Newark”), VCP North America Inc., VCP Trading N.V., VCP Overseas Holding KFT and VCP-MS all of which are wholly owned. All significant intercompany accounts and transactions, unrealized profits and intra-group profit distributions have been eliminated on consolidation.

On December 31, 2008 we owned 28.0% of the common voting shares, which represented 12.4% of the total share capital, of Aracruz, which we acquired in 2001. At December 31, 2008, the quoted market value of our 127,506,457 Aracruz common shares was US$ 217 million as compared to US$ 1,150 million at December 31, 2007 against a carrying value of the investment including goodwill of US$ 135 million and the deferred tax asset on impairment of Aracruz investment (Note 5(b) to our audited consolidated financial statements) of US$ 46 million. The Aracruz common share quoted price at December 31, 2008 was at R$ 3.98 and at R$ 5.60 on January 19, 2009, equivalent to US$ 1.70 and US$ 2.40. Effective January 19, 2009 and April 29, 2009 we have acquired an additional interest in Aracruz from the Families and the Safra Family (see Notes 4(e) and 22 to our audited consolidated financial statements). See “Item 5.A Operating and Financial Review and Prospects – Operating Results – Recent Developments”

We own 50% of the voting and total shares of Asapir and of VOTO IV. From September 2007 to August 2008, we also owned 40% of the voting and total shares of Ahlstrom VCP. These investees, which are incorporated in Brazil, are accounted for using the equity method.

On March 31, 2005, via a 50% owned joint venture Ripar, we acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa, a Brazilian pulp and paper producer (Note 4(a) to our audited consolidated financial statements). On May 24, 2006, Ripasa’s minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar (Note 4(a) to our audited consolidated financial statements) which, among other things, resulted in VCP indirectly owning 50% of Ripasa, via Ripar. Subsequently Ripar was dissolved and its assets were distributed to VCP and Suzano, in equal parts (Note 4(a) to our audited consolidated financial statements). On July 4, 2006, the joint venture partners paid US$ 71 million to a group of Ripasa’s minority preferred non-voting shareholders. We accounted for our equity interest in Ripasa using financial information with a one month lag. Through August 31, 2008, effective September 1, 2008 Ripasa was transformed into a cost and production sharing unit, know as Consorcio Paulista de Papel e Celulose (“Conpacel” or “Consortium”), wherein VCP has an undivided 50% interest in the assets liabilities and operations of the Consortium (Note 4(a)(v) to our audited consolidated financial statements). Since then the one month lag was eliminated and we recorded equity in earnings based on August 31, 2008. From September 1, 2008, we started to recognize our 50% interest in the Consortium’s operations and no longer applied the equity method. Upon derecognition of the investment in the affiliate and recording our share in its net assets, investments in affiliates were reduced by US$ 441 million and fixed assets and other assets increased by US$ 677 million. During the period it was treated as an equity investment, sales to third parties by Conpacel were made through its joint venture partners; similarly, the Consortium does not make sales directly to third parties. From the date of the Consortium’s formation and through December 31, 2008, the Company recorded cost of sales of US$ 1.7 million on sales of products it received from the Consortium.

A.	Consolidated Statements and Other Financial Information

See “Item 3—Key Information—Selected Financial Data” and “Item 18—Financial Statements.”

Legal Matters

We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business. These include general civil, tax and employee litigation and administrative proceedings. At December 31, 2008, we were defendants in 1,643 labor lawsuits filed by our former employees and former employees of our subcontractors and 568 civil proceedings. We believe that we will prevail in the majority of these lawsuits, and do not consider that, if decided against us, these proceedings individually or in the aggregate will have a material adverse effect on us or on our financial condition. At December 31, 2008, our provisions for legal proceedings were US$ 161 million, of which US$ 135 million related to tax disputes and US$ 26 million related to civil and labor proceedings. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions.

We have instituted a number of legal proceedings in which we are seeking a refund or contesting the imposition of certain taxes. The more significant of these proceedings are as follows:

In 1999, we filed a lawsuit challenging the 1% increase in the COFINS (Social Contributions on Revenues) tax rate (from 2% to 3%), a tax on revenues. Although we have obtained a legal injunction, based on advice of our legal counsel and reflecting rulings by the Federal Supreme Court, we accrued US$ 55 million relating to this claim, from 2002 through 2004. In December 2005 we made a judicial deposit of US$ 55 million following an unfavorable decision of the Supreme Court.

During 2002, we filed a lawsuit challenging the inclusion of the ICMS (Value-added sales tax) in the computation basis for the COFINS tax, relating to the period from 1996 to 2003, as well as our deductibility of recoverable ICMS originated from raw material used for tax exempt paper products. We have accrued and deposited US$ 26 million relating to this claim.

In 1996, we filed a lawsuit to assure our right to the deductibility of inflation-indexed devaluation (an uplift of 70%) arising from a government economic stabilization program in January 1989. We obtained a favorable decision enabling the partial deduction of an uplift of 43%. Based on advice of our legal counsel, we have accrued US$ 7 million relating to this claim.

In 1998, Brazilian Law 9718/98 was enacted which increased the basis for both PIS and COFINS for 1999 (levying other revenue lines and not only billings), while at the same time, increasing the rate for COFINS. On June 23, 2006 and August 29, 2006, we received unappealable favorable rulings for separate legal cases related to our challenge that the payment of Social Contributions on Revenues (PIS and COFINS) on other revenues (primarily on financial income) was inappropriate. As a result, in 2006 we reversed US$ 47 million in the statement of operations as Financial income.

Provisions relating to Conpacel in the total amount of US$ 16 million are a result of our assumption on September 1, 2008 of 50% of the legal proceedings of that operating entity.

In addition, we are party to certain lawsuits and administrative proceedings before various courts and governmental agencies with respect to certain other tax liabilities arising in the ordinary course of our business. We cannot assure you that we will be successful in obtaining the right to these tax credits or in contesting the imposition of these taxes.

The possible losses, at December 31, 2008 involved US$ 274 million related to tax disputes (US$ 196 million in 2007) and US$ 20 million related to civil and labor proceedings (US$ 23 million in 2007).

Additionally, in December 2007 our wholly owned subsidiary, Normus, was assessed US$ 512 million, the reais equivalent of R$ 906.9 million, by the Brazilian tax authorities for its alleged non-payment of income and social contribution taxes relating to the operations of its wholly owned foreign subsidiary during the period of 2002 to 2006. Normus, which is domiciled and operates from Hungary, has as its principal business activity the resale of our pulp and paper in international markets.

Management is confident, as supported by the position of external legal counsel, that the subsidiary has fully settled its tax obligations in Hungary and that the claim by the Brazilian tax authorities to the effect that the income should have been taxed in Brazil is totally unfounded. Management believes, on this basis, and on existing Brazilian legal precedents including, among others, the Brazilian-Hungarian bi-lateral income tax treaty, that the risk of loss to the Company from this assessment is remote. Said treaty establishes, among other things, that Hungary has the exclusive sovereign right to tax the operations of entities domiciled and doing business from its territory.

On December 21, 2007, Normus filed an administrative appeal and, as management and external legal counsel believe the Company’s position will prevail, it has not recognized a liability.

For more information on our lawsuits, see Note 15 to our audited consolidated financial statements.

Dividend Policy and Dividends

General

In order to determine the amounts available for dividend distribution, we are subject to the following procedures, established by the Brazilian corporate law. We must allocate 5% of our annual net income, determined in accordance with the requirements of the Brazilian corporate law and Brazilian GAAP, to a legal reserve until the legal reserve equals 20% of our share capital as of the end of the most recent fiscal year. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our other capital reserves, exceeds 30% of our capital. The legal reserve may be used only to offset any accumulated deficit or to increase our share capital and may not be distributed. The legal reserve may be used only to offset any accumulated deficit or to increase our share capital and may not be distributed. At December 31, 2008, the legal reserve outstanding balance was R$ 248 million, equivalent to US$ 106 million at the December 31, 2008 exchange rate.

According to the Brazilian corporate law, after allocation of any amounts to the legal reserve, we may, subject to shareholders’ approval, make allocations from the remaining balance to a contingency reserve against future losses.

At the end of each fiscal year, all shareholders are entitled to receive a mandatory dividend, also known as the mandatory distribution. For the mandatory distribution, we must distribute at least 25% as determined under Brazilian GAAP of the net income after taxes, after deducting the accumulated losses and after deducting any amounts allocated to employee’s and management participation, and as reduced or increased, as the case may be, by the following amounts:

•	the amount allocated to the legal reserve; and

•	the amount allocated to the contingency reserve and any amount written off in respect of the contingency reserve accumulated in previous fiscal years.

Under the Brazilian corporate law, the amount by which the mandatory distribution exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized income reserve and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which “net income” exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates, and (2) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the requirements of the Brazilian corporate law. In addition, amounts arising from tax incentive benefits or rebates are appropriated to a separate capital reserve in accordance with the Brazilian corporate law. This investment incentive reserve is not normally available for distribution, although it can be used to absorb losses under certain circumstances, or be capitalized. Amounts appropriated to this reserve are not available for distribution as dividends.

The Brazilian corporate law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. The dividends we paid in 2008 relate to profits earned through December 31, 2007.

Unappropriated retained earnings, as reported in our U.S. GAAP financial statements, represent retained earnings after appropriations specified in the Brazilian corporate law as described in the fourth paragraph under “—General.” Unappropriated retained earnings in U.S. GAAP have no relevant impact on U.S. investors since the distributable earnings are those recorded in our books in accordance with Brazilian GAAP. The appropriated reserve balances in the U.S. GAAP financial statements at the balance sheet dates reflect the underlying Brazilian statutory accounts translated at historical exchange rates. The unappropriated retained earnings balance in the U.S. GAAP financial statements does not reflect amounts available for distribution. The depreciation of the real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. The depreciation of the real results in net foreign exchange losses which are included in the statement of operations determined under Brazilian GAAP and which reduces the amount of unappropriated earnings available for distribution. Brazilian law permits the payment of dividends only in reais limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian GAAP. At December 31, 2008, in our legal books prepared in accordance with Brazilian GAAP, we had unappropriated retained earnings (Reserve for Investments (Reserva de Investimentos) of R$ 835 million, equivalent to US$ 357 million at the exchange rate of December 31, 2008 (2007 - R$ 2,240 million, equivalent to US$ 1,265 million at the exchange rate of December 31, 2007). Unappropriated retained earnings as reported in accordance with Brazilian GAAP may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these Unappropriated retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported in accordance with Brazilian GAAP, unless the negative balance is eliminated by the reversal of other reserves.

Mandatory distribution

Under our by-laws, at least 25% of our adjusted net income as determined under Brazilian GAAP for the preceding fiscal year must be distributed as a mandatory annual dividend. The dividend must be distributed within 60 days of the annual shareholders’ meeting at which the distribution is approved, unless a shareholders’ resolution determines another date for distribution, which may not be later than the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, holders of preferred shares are not entitled to a fixed or minimum dividend, but have the right to receive dividend payments per share that are 10% greater than those paid to holders of common shares. The mandatory distribution is based on a percentage of adjusted net income, which may not be lower than 25%, rather than a fixed monetary amount per share. The Brazilian corporate law permits, however, a public company to suspend the mandatory distribution of dividends if the Board of Directors reports to the shareholders’ meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders’ meeting and review by the Conselho Fiscal. The Board of Directors must file a justification for a dividend suspension with the CVM within five days of the date of the shareholders’ meeting. Profits not distributed by virtue of the suspension mentioned above must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits such payments. The rules regarding suspension apply to the holders of preferred shares and, consequently, to the holders of ADSs. The mandatory distribution may also be limited to the “realized” portion of net income, as described under “—General.” For further information on our dividend policy, see “Dividend Policy.”

Payment of dividends

We are required by the Brazilian corporate law to hold an annual shareholders’ meeting by April 30 of each year at which, among other things, the shareholders have to decide on the payment of our annual dividend. Under the Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments as described under “—Additional payments on shareholders’ equity”) in respect of its shares, after which we will have no liability for such payments.

We may prepare financial statements semiannually or for shorter periods. Our Board of Directors may declare a distribution of dividends based on the profits reported in semiannual financial statements. The Board of Directors may also declare a distribution of interim dividends based on profits previously accumulated or in profits reserve which are reported in such financial statements or in the last annual financial statement approved by resolution taken at a shareholders’ meeting.

In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The preferred shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, which is the registered owner on the records of the registrar for our shares. The current registrar is Banco Itaú S.A. The depositary registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the preferred shares remitted outside Brazil.

Payments of cash dividends and distributions, if any, are made in Brazilian reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted. Under the current Brazilian corporate law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Item 10—Additional Information—Taxation—Certain Brazilian tax consequences.”

In 2007 and 2006 we paid dividends in excess of the mandatory amount. In 2008, no dividends were paid or accrued relating to 2008 operations as we incurred a loss as measured under Brazilian GAAP.

Dividend policy

The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common stock and will depend on many factors. These factors include our results of operations, financial condition, cash requirements, future prospects, our credit ratings, macroeconomic conditions and other factors deemed relevant by our shareholders. Our shareholders have historically acted on these matters at the recommendation of our Board of Directors. Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest attributed to capital.

On December 3, 2003, our Board of Directors approved a change in our dividend policy effective for distributions and/or interest or equity related to any distribution beginning in the 2003 fiscal year. Under the policy, we intend to pay dividends and/or interest on equity based on 60% of “free cash flow.” “Free cash flow” is expected to be an amount equal to “EBITDA” minus “changes in working capital,” minus “income taxes” and minus “capital expenditures” and will be based upon our financial statements prepared in accordance with the Brazilian corporate law, Brazilian GAAP and the rules and regulations of the CVM and Bovespa. “EBITDA” means operating income before financial expenses (income) and gains (losses) from certain investments accounted for by the equity method plus depreciation, amortization and depletion; “changes in working capital” means the net cash provided by (or used in) the decrease (increase) of current assets and the increase (decrease) of current liabilities; “income tax” means the income tax and social contribution effectively paid by us and “capital expenditures” means the net cash used in our capital expenditures, in each case as such items appear in the income statement and/or the statement of cash flows contained in our year-end financial statements prepared in accordance with the requirements of the Brazilian corporate law. It is anticipated that, given the cyclical nature of our pulp and paper business, distributions of dividends and/or interest on equity will be made once a year.

The declaration of annual dividends, including dividends in excess of the mandatory distribution, will continue to require approval by the majority of our common stockholders and will continue to depend on many factors, including our results of operations, financial condition, cash requirements, future prospects, credit ratings, macroeconomic conditions and other factors deemed relevant by our shareholders and Board of Directors. We may change or rescind our dividend policy at any time.

Dividends

The following table sets forth the dividends paid to holders of our capital stock since fiscal year 2004. The amounts in the table below relate to cash dividends declared, which differ from the dividends reported in U.S. dollars in the statement of changes in shareholders’ equity in our consolidated financial statements due to translation effects recorded through to the date of dividend payment:

First payment date	Fiscal year	Common shares	Preferred shares	Common shares(1)	Preferred shares(1)
		(in R$ per share)		(in US$ per share)
May 13, 2005	2004	1.0400	1.1400	0.4208	0.4613

May 10, 2006 (2)	2005	1.4069	1.5476	0.6834	0.7518

May 10, 2007 (2)	2006	1.4963	1.6459	0.7379	0.8117

May 10, 2008 (2)	2007	1.4863	1.6349	0.6360	0.7171

(1)	Based on declared cash amount in R$ translated to U.S. dollars at the exchange rate on the first payment date.
(2)	Dividends distributed as Interest on Equity (ISE). Amounts are gross of the 15% withholding tax.

The dividends and interest attributable to capital we paid totaled US$ 88 million in 2005, US$ 111 million in 2006 and US$ 136 million in 2007. On December 11, 2007, we declared dividends (as interest attributable to capital) related to 2007 fiscal year, in the gross amount of R$ 318 million (equivalent to US$ 188 million), paid in May, 2008, after our annual shareholders’ meeting (held April 30, 2008). This amount represents approximately 30% of our net earnings for the year 2007 and 3% yield. Holders of our preferred shares have the right to receive a dividend per share of 10% more than that paid to the common shares.

B.	Significant Changes

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2008, other than the events already described in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The ADSs are listed on the New York Stock Exchange under the trading symbol “VCP.” Our preferred shares trade on the São Paulo Stock Exchange under the symbol “VCPA4” (prior to December 3, 1999 we traded under the symbol “PSIM4”). At December 31, 2008, we had approximately 9,100 shareholders of record.

Market Price Information

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for each preferred shares on the São Paulo Stock Exchange. The table also sets forth, for the periods indicated, the reported high and low sales prices per ADS at the last day of each respective quarter. See “Item 3—Key Information—Selected Financial Data—Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below:

		Reais per Preferred Share		U.S. dollars per ADS
		High	Low	High	Low

2004:	Annual	44.00	33.00	16.55	10.72

2005:	Annual	39.37	23.39	15.69	10.61

2006:	Annual	44.30	27.20	20.04	12.22

2007:	First Quarter	43.17	36.19	19.90	17.01
	Second Quarter	46.30	37.75	24.38	18.30
	Third Quarter	52.50	41.76	28.62	19.60
	Fourth Quarter	59.18	49.31	34.45	28.08
	Annual	59.18	36.19	34.45	17.01

2008:	First Quarter	57.31	43.79	34.00	24.94
	Second Quarter	57.46	42.84	34.93	26.68
	Third Quarter	43.03	27.90	27.05	13.94
	Fourth Quarter	28.80	11.80	14.96	4.84
	Annual	57.46	11.80	34.93	4.84

Share Price for the most recent six months:
	December, 2008	18.50	11.80	7.99	4.84
	January, 2009	19.75	13.61	9.00	5.80
	February, 2009	13.80	11.50	6.20	4.78
	March, 2009	11.60	8.51	5.23	3.57
	April, 2009	19.50	11.10	8.88	4.92
	May, 2009	25.40	19.01	12.10	9.03

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading on the São Paulo Stock Exchange

Settlement of transactions conducted on the São Paulo Stock Exchange is effected three business days after the trade date. Delivery of, and payment for, shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse on the second business day following the trade date. The clearinghouse for the São Paulo Stock Exchange is Companhia Brasileira de Liquidação e Custódia, or CBLC.

In order to better control volatility, the São Paulo Stock Exchange has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, in relation to the index registered in the previous trading session.

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2008, the aggregate market capitalization of the 449 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$ 723 billion, and the ten largest companies listed on the São Paulo Stock Exchange represented approximately 51% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. On December 31, 2008, we accounted for approximately 0.26% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation See “Item 10—Additional Information—Taxation” and “Item 10—Additional Information—Exchange Controls.”

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the Conselho Monetário Nacional, the National Monetary Council, and by the Central Bank, which has, among others, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

Under the Brazilian corporate law, a corporation is either public (companhia aberta), such as we are, or closely held (companhia fechada). All publicly held companies, including us, are registered with the CVM and are subject to reporting requirements, in order to be allowed to have their securities offered to the public and to be listed in a Brazilian stock exchange. Our preferred shares are traded on the São Paulo Stock Exchange but may be traded privately subject to certain limitations or on the Brazilian over-the-counter market. The Brazilian over-the-counter market consists of direct trades in which a financial institution registered with the CVM serves as intermediary.

We have the option to ask that trading in securities on the São Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended at the initiative of the São Paulo Stock Exchange or the CVM based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the São Paulo Stock Exchange, among other reasons.

The Brazilian securities law, the Brazilian corporate law and the regulations issued by the CVM, the National Monetary Council and the Central Bank provide, among other things, disclosure requirements and restrictions on insider trading, price manipulation and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in some other jurisdictions.

Differentiated Levels of Corporate Governance

On November 14, 2001, we agreed to comply with heightened corporate governance and disclosure requirements established by the São Paulo Stock Exchange in order to qualify for a differentiated listing qualification as a company admitted to the “Level 1 of Corporate Governance Requirements.”

To become a Level 1 company, an issuer must agree to (i) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading; (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iii) comply with minimum quarterly disclosure standards; (iv) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer; (v) disclose any existing shareholders’ agreements and stock option plans; and (vi) make a schedule of corporate events available to the shareholders.

The rules applicable for Corporate Governance Level 1 are being reviewed by a Committee lead by Bovespa, in order to improve the regulation applicable to this level. It is VCP intention to follow the new rules and maintain qualified standards of corporate governance and transparency.

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

See “Item 16G – Corporate Governance – Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our by-laws are filed as Exhibit 1 to this annual report.

C.	Material Contracts

Acquisition of additional equity interest in Aracruz

VCP has acquired an additional equity interest in Aracruz, after execution of two share purchase agreements (“SPAs”). Upon the closing of the second SPA on April 29, 2009, VCP owned approximately 84.09% of Aracruz’s voting capital.

On January 19, 2009, VCP entered into an SPA with the Families, through which VCP acquired 127,506,457 common shares issued by Aracruz, representing approximately 28.03% of the voting capital of Aracruz. The transaction was closed on January 21, 2009. The purchase price of R$ 2,710 million is payable in six tranches as follows: (i) R$ 500 million were paid in cash on January 21, 2009; (ii) R$ 500 million is due on July 5, 2009, of which R$ 400 million will be paid in cash, and the remaining R$ 100 million could be credited in favor of the Families against VCP to be used as payment for preferred shares issued by VCP in a capital increase; (iii) R$ 500 million will be paid in cash on January 5, 2010; (iv) R$ 500 million will be paid in cash on July 5, 2010; (v) R$ 410 million will be paid in cash on January 5, 2011; and (vi) R$ 300 million will be paid in cash on July 5, 2011.

On March 5, 2009, VCP entered into a second SPA with the Safra Family, to acquire an additional 127,506,457 common shares of Aracruz, representing another 28.03% of Aracruz’s voting capital, as a result of Arainvest’s exercise of tag-along rights in connection with the transaction carried out with the Families. The purchase price is of R$ 2,710 million and will be paid in six tranches pursuant to a schedule similar to that applicable to the Families. The second SPA was concluded by the end of April 2009. See “Item 5.A Operating and Financial Review and Prospects – Operating Results – Recent Developments”.

Shareholders’ Agreement of Aracruz

A subsidiary of ours became a party to the Aracruz shareholders’ agreement, along with BNDESPar, Arapar S.A. (the Lorentzen Group) and Arainvest Participações (the Safra Group). This agreement has expired on May 2008 and was not renewed.

On February 7, 2003, the Lorentzen Group and the Safra Group announced the signing of an agreement in which the Lorentzen Group and the Safra Group agreed that, until the termination of the existing Aracruz shareholders’ agreement, a sale by either party of its voting interest in Aracruz must be approved by the other party. This agreement provides that (i) neither party may take any action or omit to take any action which results in the extension or renewal of the existing shareholders’ agreement, and (ii) after May 11, 2008 (the date of termination of the above mentioned shareholders’ agreement), (A) the sale by either party shall be subject to rights of first refusal by the other party and to “tag-along” rights (the right of a party to the agreement to sell on a pro rata basis its shares if another party is selling shares) and (B) in the event of a sale by either of them to a third party, the purchaser must adhere to the provisions of the agreement.

Shareholders’ Agreement of VCP

Under the terms of the Investment Agreement entered into between BNDESPar, VID and ourselves (as an intervening party), VID and BNDESPar have entered into a shareholders’ agreement of VCP (See “Item 5.A Operating and Financial Review and Prospects – Operating Results – Recent Developments”) under which the approval of certain matters will depend on the affirmative vote of BNDESPar; including:

Effective immediately:

•	Indebtedness incurred by the Company and its controlled companies;

•	capital stock reduction;

•	proposal of extrajudicial reorganization plan, filing for judicial reorganization or bankruptcy, liquidation or dissolution;

•	change in the preferences and advantages of the preferred shares or creation of a new and more favored class of shares;

•	reduction of mandatory dividend;

•	any proposal for distribution of dividends or interest on equity;

•	participation of the Company in groups of companies, reduction in the level of listing with Bovespa or deregistration;

•	any amendment to the Bylaws before the Adherence to the Novo Mercado;

Effective after Adherence to the Novo Mercado it will also include:

•	amendment to the articles of the Bylaws regarding the business purpose of the Company, Fiscal Council, diluted control and maintenance of the share base dilution;

•	conversion, consolidation, split or merger, including of shares;

•	capital increase, issuance of any security convertible into or exchangeable for shares;

•	any transaction between the Company and/or its controlled companies, on the one part, and any related parties, on the other part, in an amount exceeding R$20 million per year;

•	disposal of or encumbrance on permanent assets;

•	proposal for creation of reserves, provisions or for changing accounting criteria;

•	the approval of annual budget;

•	execution of agreements of any nature in an individual amount exceeding R$500 million;

•	capital investments not provided for in the business or budget plan approved by the Board of Directors;

•	acquisition by the Company of material interest, as defined by applicable law, not provided for in the business or budget plan approved by the Board of Directors of the Company;

•	creation of encumbrances or guarantees to ensure performance of third-party obligations;

•	acquisition of any equity interest in companies whose core business is not provided within the scope of the business purpose;

•	reappraisal of assets resulting in positive variation of the asset in an amount exceeding R$500 million.

Technology Transfer Agreements

We have had a technology transfer agreement with Oji Paper since 1989 pursuant to which Oji Paper agreed to share secret formulae, processes, technical information and know-how developed by it for thermal and carbonless paper. The agreement also granted us an exclusive, non-assignable license to manufacture and sell certain carbonless (until 2007, see “Item 4 Information on VCP - Strategic Business Agreement (SBA) with Oji Paper) and thermal papers in Brazil and a non-exclusive, non-assignable license to sell such products in Latin America, Africa and the Middle East. Oji Paper receives quarterly royalties based on net operating revenue. The royalties payment has been less than US$ 1.0 million per annum in 2006, 2007 and 2008.

Strategic Business Agreement

In August 2007, we signed this agreement with Oji Paper which will permit us to further our offering of thermal paper technologies in Brazil and the Latin America regions, while allowing Oji Paper to expand its worldwide presence as market leader in thermal paper market.

Through the execution of the SBA, we will be able to draw on the technologies of Oji as well as their global subsidiaries including the technology of Kanzaki Specialty Papers, Inc, (KSP) Kanzan Spezialpapiere GmbH (Kanzan) and Oji Paper Thailand Ltd. (OPT). Going forward, we will be prepared to meet the growing demands of an expanding market by drawing on the technological process of Oji Paper globally. The SBA agreement coupled with the expansion of our Piracicaba mill will permit the continuation of enhanced quality and improved value to our customers.

Exchange Agreement with International Paper

On September 19, 2006, International Paper, a wholly owned subsidiary of International Paper Company, and VCP entered into the Exchange Agreement. Pursuant to the terms of the Exchange Agreement, International Paper agreed to exchange the Project Mill developed in Três Lagoas, state of Mato Grosso do Sul, Brazil (together with approximately 100,000 hectares of surrounding forestlands) for VCP’s Luiz Antonio pulp and uncoated paper mill and approximately 60,000 hectares of forestlands located in the state of São Paulo, Brazil. International Paper has already fully funded the project mill in the amount of US $1.15 billion.

The Luiz Antonio mill produces 355,000 metric tons of uncoated papers and 100,000 metric tons of market pulp annually. The 100,000 metric tons of market pulp will be supplied to VCP, for its use in other facilities, on competitive terms under a long-term supply agreement. The Três Lagoas project mill was completed on March 30, 2009 and will have a capacity of 1,100,000 tons of market pulp per annum. Under VCP management the capacity was increased to 1,300,000 tons of market pulp per annum.

Under the Exchange Agreement, International Paper is granted the right to construct, at its cost, up to two paper machines adjacent to, and integrated with, the Project Mill. If International Paper exercises its right to build one or both paper machines adjacent to the Project Mill, (1) certain parcels of real property will be retained by International Paper upon which the paper machines and ancillary facilities will be constructed and (2) the paper machines will be supported by long-term supply agreements under which VCP will provide International Paper pulp on competitive terms and utilities and other services at rates based on VCP’s actual operating costs.

Pursuant to the Exchange Agreement, each of International Paper and VCP agreed to provide indemnification following closing to the other party for certain matters, including for certain environmental liabilities and breaches of representations, warranties or covenants.

Consummation of the transaction was effective as of February 1, 2007.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, which has been filed with the Commission as an exhibit to this report.

Agreements filed as Exhibits

The representations, warranties and covenants made by us in any agreement that is filed as an exhibit to this report were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to others. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

For additional information on our material contracts, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

D.	Exchange Controls

Under the Brazilian Corporate Law, payment of the mandatory dividend is not required if the board of directors has formally declared such distribution to be inadvisable in view of the company’s financial condition and has provided the shareholders at the annual shareholders’ meeting with an opinion to that effect which has been reviewed by the Conselho Fiscal prior to such meeting. The board of directors must file a justification for a distribution suspension with the CVM within five days of the shareholders’ meeting. See “Item 8—Financial Information—Dividend Policy and Dividends”

There are no restrictions on ownership of our common shares or preferred shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares or preferred shares into foreign currency and to remit such amounts outside Brazil are subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining an electronic registration with the Central Bank.

Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.

Investors under Resolution No. 2,689 who are not a Tax Haven Holder or a country that does not impose income tax or in which the maximum income tax rate is lower than 20%, are entitled to favorable tax treatment. See “Material Tax Considerations—Material Brazilian Tax Considerations.”

Resolution No. 1,927 provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. An application was filed to have the ADSs approved by the Central Bank and the CVM under Annex V, and we received final approval before the ADS Offering.

An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. This electronic registration was carried on through the SISBACEN. Pursuant to the electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the Depositary’s electronic registration for only five business days after the exchange. Thereafter, a holder must seek to obtain its own electronic registration. Unless the preferred shares are held pursuant to Resolution No. 2,689 by a duly registered investor or a holder of preferred shares who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon the disposition of the preferred shares, or distributions with respect thereto. In addition, if the foreign investor resides in a tax haven jurisdiction or is not an investor registered pursuant to Resolution No. 2,689, the investor will also be subject to less favorable tax treatment.

Preemptive Rights

Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase, in proportion to its shareholding, except (i) in the event of the grant and exercise of any stock option to acquire or subscribe for shares of our capital stock; and (ii) in the context of a capital increase derived from merger, merger of shares and/or spin-off implemented according to Brazilian Corporate Law. A minimum period of 30 days following the publication of notice of the issuance of shares or convertible securities is allowed for exercise of the right, and the right is negotiable. However, according to our by-laws, our Board of Directors can eliminate this preemptive right or reduce the 30-day period in case we issue debentures that are convertible into shares, warrants (bônus de subscrição) or shares within the limits authorized by the by-laws: (i) through a stock exchange or through a public offering or (ii) through an exchange of shares in a public offering to acquire control of another publicly-held company.

Except as described above, in the event of a capital increase that would (i) maintain the proportion of capital represented by common and preferred shares, the holders of common and preferred shares would have preemptive rights to subscribe to our newly issued shares in proportion to their shareholdings in each class of shares; (ii) modify the proportion of capital represented by common and preferred shares, the holders of common and preferred shares would have preemptive rights to subscribe to our newly issued common and preferred shares, respectively, in proportion to their shareholdings, and to the other class of shares only to the extent necessary to prevent dilution of their interest in their shares; and (iii) create a new class or type of shares, all shareholders have preemptive rights to subscribe to our newly issued shares of such new class or type, in proportion to their shareholdings. You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to the shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available and the ADS depositary determines to make the rights available to you. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Preferred Shares and ADSs—You may not be able to exercise preemptive rights with respect to our preferred shares.”

Right of Withdrawal

The Brazilian corporate law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to its equity interest. Such right of withdrawal, analogous to appraisal rights discussed elsewhere herein, may be exercised by a dissenting or non-voting shareholder, including any holder of preferred shares, if a vote of at least 50% of voting shares authorizes us:

•

to establish new classes of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the by-laws (our by-laws currently authorize such action);

•

to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

•	to reduce the mandatory distribution of dividends;

•	to change our corporate purpose;

•	to merge with another company (including if we are merged into one of our controlling companies) or to consolidate, except as described in the fourth paragraph following this list;

•

to transfer all of our shares to another company or in order to make us a wholly owned subsidiary of such company, known as an incorporação de ações, except as described in the fourth paragraph following this list;

•

to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian corporate law, except as described in the fourth paragraph following this list;

•

to approve our participation in a centralized group of companies, as defined under the Brazilian corporate law, and subject to the conditions set forth therein, except as described in the fourth paragraph following this list; or

•

to conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under Brazilian corporate law.

In addition, in the event that the entity resulting from a merger of shares, or incorporação de ações, a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal rights.

Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares. The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. In the first two cases mentioned above, however, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30 day term is counted from the date the minutes of the special meeting are published. We would be entitled to reconsider any action giving rise to appraisal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

The Brazilian corporate law allows companies to redeem their shares at their economic value as set forth in the Brazilian corporate law, subject to certain requirements. Because our by-laws currently do not provide that our shares be subject to withdrawal at their economic value, our shares would be subject to withdrawal at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to appraisal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is of a date within 60 days of such shareholders’ meeting.

Pursuant to the Brazilian corporate law, in events of consolidation, merger, incorporação de ações, participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares meet certain tests relating to liquidity and dispersal of the type or class of shares in question on the market. In these cases, shareholders will not be entitled to withdraw their shares if the shares are a component of a general securities index in Brazil or abroad admitted to trading on the securities markets, as defined by the Brazilian Securities Commission, and the shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

E. Taxation

The following discussion contains a description of the material Brazilian and United States federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs but does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters based upon the particular circumstances of a holder.

This summary is based upon tax laws of Brazil and the federal income tax laws of the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any U.S. federal estate, gift, or alternative minimum taxes, and non U.S., state or local tax laws.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

For purposes of Brazilian taxation, there are two types of Non-Brazilian Holders of preferred shares or ADSs: (a) Non-Brazilian Holders that are not resident or domiciled in a tax haven jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment), and that, in the case of holders of preferred shares, are registered before the Central Bank and the CVM to invest in Brazil in accordance with Central Bank Resolution No. 2.689; and (b) other Non-Brazilian Holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investors that are located in tax haven jurisdictions. The investors mentioned in item (a) above are subject to a favorable tax regime in Brazil, as described below.

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of preferred shares, which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a Non-Brazilian Holder).

Central Bank Resolution No. 2.689 permits foreign investors, defined to include individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad may invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain legal and regulatory requirements are fulfilled. The foreign investors must: (a) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (b) complete the appropriate foreign investor registration form; (c) register as a foreign investor with the Brazilian securities commission; and (d) register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2.689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the delisting of the relevant shares from a stock exchange and the cancellation of the registration with the CVM.

Taxation of dividends

As a result of tax legislation adopted on December 26, 1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us in respect of preferred shares, are exempt from income tax withholding. Stock dividends with respect to profits generated before January 1, 1996 are not subject to Brazilian tax, provided that the stock is not redeemed by us or sold in Brazil within five years after distribution of such stock dividends. Dividends relating to profits generated prior to January 1, 1996 are subject to Brazilian income tax withholding at either the 15% or 25% rate, depending on the year in which the profits were generated.

Taxation of gains

Transactions conducted outside of a Brazilian stock, future or commodity exchange (or similar entities)

Non Brazilian holders are generally subject to income tax imposed at a rate of 15% on gains realized on disposal or exchanges of preferred shares if the transaction is carried out outside any Brazilian stock, future or commodities exchange (and also in case of redemption of shares in a transaction occurring outside of a stock exchange), except for a Tax Haven Holder which, in this case, is subject to income tax at a rate of 25%. If these gains are related to transactions conducted on the Brazilian over-the-counter market with intermediation (or in case of transactions carried out on markets subject to future liquidation), the withholding income tax of 0.005% of the gross proceeds shall also be applicable and can be offset against the eventual income tax due on the capital gains.

Transactions conducted within a Brazilian stock, future or commodity exchange (or similar entities):

Disposal of securities:

**ADS’s:

Gains realized outside Brazil by a non Brazilian holder on the disposition of assets located in Brazil to another non-Brazilian holder were not subject to Brazilian tax through December 29, 2003. However, according to Law No. 10.833, enacted on that date, capital gains realized on the disposition of these assets by a Non-Brazilian Holder are subject to taxation in Brazil (at a 15% or 25% rate, depending on the case), regardless of whether the sale or the disposition is made by a Non-Brazilian Holder to another non-Brazilian resident or to a Brazilian resident. At the present time no definitive jurisprudence has been established with respect to this matter. There are grounds to sustain that the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident.

As a result, gains on a disposition of ADSs by a Non-Brazilian Holder to Brazilian resident, or even to Non-Brazilian Holder in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described above. It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of preferred shares or ADSs vary depending on the domicile of the Non-Brazilian Holder, the form by which such Non-Brazilian Holder has registered its investment before the Central Bank and/or how the disposition is carried out, as described below.

**Preferred Stock:

With respect to the disposition of preferred shares, as they are assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the disposition is conducted in Brazil or with a Brazilian resident. Gains assessed on the disposition of the preferred shares carried out on the Brazilian stock exchange (which, in principle, should also include the transactions carried out on the organized over-the-counter market) are:

• Exempt from income tax, when assessed by a Non-Brazilian Holder that (1) has registered its investment in Brazil before the Central Bank under the rules of Resolution No. 2,689/00 (“2,689 Holder”) and (2) is not a Tax Haven Holder; or

• Subject to income tax at a rate of 15% in any other case, including the gains assessed by a Non-Brazilian Holder that is not a 2,689 Holder or is a Tax Haven Holder. In these cases, a withholding income tax of 0.005% shall also be applicable on the gross proceeds and can be offset with the eventual income tax due on the capital gain.

Exchange of securities via deposit

The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as above, shall be considered a capital gain (although there are grounds to challenge this taxation). On receipt of the underlying preferred shares, the non Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below in “—Registered Capital.” However, if this non Brazilian holder does not register under Resolution No. 2,689, it will be subject to the less favorable tax treatment described below.

Exercise of preemptive rights

Any exercise of preemptive rights relating to the preferred shares will not be subject to Brazilian taxation. However, any gain on the disposition or assignment of preemptive rights relating to preferred shares by a holder of preferred shares, or by the depositary on behalf of holders of the ADSs, will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of preferred shares.

Interest attributed to capital

Distribution of a notional interest charge attributed to capital in respect of the preferred or common shares as an alternative form of dividend payment to shareholders or depositary agents who are either Brazilian residents or non-Brazilian residents is subject to Brazilian withholding income tax at the rate of 15% (except for those shareholders or beneficiaries resident in tax havens or low tax jurisdictions -see further discussion below). Such payments, subject to certain limitations, are deductible for Brazilian income tax and for social contribution purposes as long as the payment of a distribution of interest is credited to a shareholder’s account and approved at our general meeting of shareholders and is calculated by reference to the TJLP interest rate determined by the Central Bank from time to time and cannot exceed the greater of:

* 50% of net income (after the deduction of social contribution on profits and before taking such distribution and the provision for income tax into account) for the period from which the payment is being made; or

* 50% of the sum of retained profits and profit reserves that exist as of the beginning of the period from which the payment is being made.

Current Brazilian corporate law establishes that a notional interest charge attributed to shareholders’ equity can either be accounted for as part of the mandatory dividend or not. In case the payment of such interest is accounted for as part of the mandatory dividend, we would be required to pay an additional amount to ensure that the net amount received by the shareholders, after the income tax, is at least equal to the mandatory dividend. The distribution of interest attributed to capital would be proposed by our Board of Directors and subject to subsequent declaration by the shareholders at a general meeting.

Beneficiaries resident or domiciled in tax havens or low tax jurisdictions

Law No. 9.779/99, in effect as of January, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered as a tax haven, is subject to withholding income tax at a rate of 25%. Accordingly, if the distribution of interest attributed to capital is made to a beneficiary resident or domiciled in a tax haven, the income tax rate applicable will be 25% instead of 15%. A tax haven jurisdiction is considered to be, for this purpose, any country or location, which does not impose income tax or imposes income tax at a maximum rate lower than 20% (there is also an interpretation according to which the definition of tax haven for this purpose also encompasses a country or location where internal legislation imposes restrictions on the disclosure of the shareholding composition or beneficial owners of investments).

Currently, said countries / location considered to be a tax haven are listed within the Brazilian tax regulation.

Other Relevant Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non Brazilian holder. However, some Brazilian states may impose gift and estate taxes on gifts made or inheritances bestowed by individuals or entities not resident or domiciled within such state to individuals or entities residing or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

Tax on bank account transactions (CPMF)

The financial transaction tax (CPMF) was imposed on any removal of funds from bank accounts maintained in Brazil in an amount equal to 0,38% of the transaction’s value through December 31, 2007, but has been revoked effective January 1, 2008.

Taxation of foreign exchange transactions (IOF/Câmbio)

Pursuant to Decree Law 6.306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by the Non-Brazilian Holder in the preferred shares and ADSs may be subject to the Tax on Foreign Exchange Transaction (“IOF/Exchange). Currently, for most exchange transactions related to this type of investment, the rate of IOF/ Exchange is zero, however the Minister of Finance has the legal power to increase at any time the rate to a maximum of 25%, but only on a prospective basis.

Tax on bonds and securities transactions (IOF/ Financial securities)

Pursuant to Decree Law 6.306/0, the Tax on Bonds and Securities Transactions (the IOF/Financial securities) may be imposed on any transactions involving bonds and securities, even if these transactions are performed on Brazilian stock, futures or commodities exchanges. The applicable rate for variable income transactions is currently 0%, but the Minister of Finance has the legal power to increase at any time the rate to a maximum of 1.5% per day of the transaction’s value, but only on a prospective basis.

Registered capital

The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary representing such holder, is eligible for registration with the Central Bank; such registration (the amount registered is referred to as registered capital) allows the remittance of foreign currency outside Brazil, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such preferred shares. The registered capital for each preferred share purchased as part of the international offering, or purchased in Brazil after that date, and deposited with the Depositary will be equal to its purchase price in U.S. dollars. The registered capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares was sold in the 15th trading session immediately preceding such withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or, if the average price of preferred shares is determined under clause (ii) above, the average of such quoted rates on the same 15 dates used to determine the average price of the preferred shares).

A non Brazilian holder of preferred shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars received by the non Brazilian holder.

U.S. federal income tax considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of preferred shares or ADSs by a U.S. holder (as defined below) holding such preferred shares or ADSs as capital assets (generally, property held for investment). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law other than income taxation.

This summary does not purport to address all the material U.S. federal income tax consequences that may be relevant to the U.S. holders of the preferred shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the preferred shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and U.S. holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules.

As used below, a “U.S. holder” is a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes:

(i)	an individual citizen or resident of the United States;

(ii)	a corporation (or entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

(iii)	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

(iv)	a trust if (A) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other entity taxable as a partnership holds preferred shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding preferred shares or ADSs should consult their tax advisors.

In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.

Taxation of Distributions

In general, distributions with respect to the preferred shares or ADSs (which likely would include distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations Interest attributed to capital) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.

If a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the preferred shares or ADSs, and thereafter as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to the preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary income and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are received by the depositary or its agent, whether or not converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary or its agent, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the depositary or its agent is not converted into U.S. dollars on the date of receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares (to the extent not represented by ADSs) will be treated as qualified dividend income, because the preferred shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced that the IRS is continuing to study procedures pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be able to determinate whether dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Dividends paid by us generally will constitute income from non-U.S. sources and will be subject to various classification and other limitations for U.S. foreign tax credit purposes. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS.

Taxation of Capital Gain

Deposits and withdrawals of preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

In general, gain or loss, if any, realized by a U.S. holder upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. holder’s adjusted tax basis in the preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition the preferred shares or ADSs have been held for more than one year. Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders (including individuals) is eligible for taxation at preferential rates. The deductibility of capital losses is subject to certain limitations under the Code. Gain, if any, realized by a U.S. holder on the sale or other taxable disposition of preferred shares or ADSs generally will be treated as U.S. source gain for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. Alternatively, a U.S. holder may take a deduction for all foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

Passive Foreign Investment Company Rules

Based upon our current and projected income, assets and activities, we do not expect the preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years. However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. If the preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC. If we are deemed to be a PFIC for a taxable year, dividends on our preferred shares or ADSs would not be “qualified dividend income” subject to preferential rates of U.S. federal income taxation. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the preferred shares or ADSs.

U.S. Backup Withholding and Information Reporting

A U.S. holder of preferred shares or ADSs may, under certain circumstances, be subjected to information reporting and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends paid by our company or the proceeds of a sale or other taxable disposition of preferred shares or ADSs, unless such U.S. holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii), in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability or may be refunded, provided the requisite information is timely furnished to the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-2521. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549-2521 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1 800 SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov from which you can electronically access these materials. Furthermore, material we filed can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

We also file electronically financial statements and other periodic reports with the CVM. The CVM website is www.cvm.gov.br.

Copies of our annual reports on Form 20 F and accompanying documents and our by-laws will be available for inspection at our headquarters or our website at www.vcp.com.br. The information on our website is however, not incorporated by reference in, and shall not be considered a part of this annual report.

I.	Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates.

General

We use cross-currency interest rate swap contracts in the market to reduce our foreign currency exposure and also take into account the natural hedge provided by our exports in determining our hedging needs. We establish strict internal policies with respect to our currency exposure positions and revise these policies from time to time in response to new economic information on the macroeconomic environment in Brazil. The exposure to foreign currency risk is guided by closely monitored policies. We also invest in instruments linked to exchange variations.

We also use cross-currency interest rate swap contracts to mitigate the volatility of foreign exchange rate fluctuations on our U.S. dollar-denominated debt. The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of income in “Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net.”

These financial instruments have been used extensively as part of a defined financial strategy designed to optimize opportunities in the Brazilian foreign exchange and interest rate markets. Like many other Brazilian exporters, we have had access to U.S. dollar-denominated sources of long-term financing in the form of export prepayments or credits. Opportunities arise between the lower interest rates payable on the U.S. dollar-denominated export credits and borrowings, the proceeds of which are invested in real-denominated cash and cash equivalents and trading securities, which provide higher yields.

At present, we, along with other Brazilian companies, have limited sources of long-term financing denominated in reais. We believe we have access to a sufficient number of foreign-currency financing sources to meet our needs without resorting to more expensive real-denominated financing.

Our foreign currency debt reflects a strategy to continue borrowing funds in U.S. dollars, and to invest the proceeds in investments bearing higher interest rates in the Brazilian market. We have succeeded in lengthening the average maturity of our debt over time. The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt was 27% at December 31, 2006 and 23% at December 31, 2007 and 44% at December 31, 2008.

Foreign currency risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities include borrowings denominated mainly in U.S. dollars. Our sales outside of Brazil are largely U.S. dollar-denominated, while sales of pulp within Brazil are denominated in reais but based on U.S. dollar prices, working as a natural hedging for our currency exposure, with most of our operating costs being denominated in reais. Our export revenues and cross-currency interest rate swap contracts partially mitigate the exposure arising from our U.S. dollar-denominated debt. We evaluate the macroeconomic situation and its impact on our financial position on a weekly basis.

We incurred most of the following debt mainly to mitigate our risk in relation to the position of the interest rate differentials between real-denominated financial instruments (cash and cash equivalents and trading securities) and our foreign currency export credits See “Item 5—Operating and Financial Review and Prospects—Liquidity and capital resources—Capital expenditures.” We believe that, given our level of assets and resources, we should have sufficient cash and sources of working capital to meet our debt service.

	Expected maturity date
	2009	2010	2011	After 2011	Total
	(US$ in millions)
Short-term debt:
Reais	139	—	—	—	139
U.S. dollars	789	—	—	—	789
Total short-term debt (including current portion of long-term debt)
Long-term debt:
Reais	—	13	21	65	99
U.S. dollars	—	183	159	718	1,060
Total long-term debt	—	196	180	783	1,159
Total	928	196	180	783	2,087

We estimate that the foreign currency-denominated component of our paper costs does not exceed 20% of our total costs. We are self-sufficient in pulp, the principal raw material used in producing paper products. The energy, labor and other domestic components of our paper production costs are denominated in reais and, together with the cost of pulp, account for almost 90% of our paper costs. Although, in the long term, there is a clear correlation between international U.S. dollar-denominated pulp prices, reflecting the international nature of this commodity, and the prices we are able to charge, fluctuations in exchange rate are not always immediately reflected in our domestic prices. In the long term, when the international price of pulp increases, the domestic price follows and our domestic sales in reais also increase. In the short term, our domestic prices may deviate from the international U.S. dollar-denominated pulp prices. Timing of the fluctuations in exchange rate reflected in our prices may vary with the type of product, generally as follows:

•	immediately for commodity products, such as pulp and uncoated wood-free paper;

•	with a relatively short lag for coated papers, due to the sale of imported products in the domestic market; and

•	with some lag for other specialty papers with limited exposure to external factors.

The percentage of our debt subject to fixed and floating interest rates (before taking into account the cross-currency swaps) is as follows:

	As of December 31,
	2008	2007
Floating rate debt:
• Denominated in U.S. dollars	73%	69%
• Denominated in reais	14%	12%

Subtotal	87%	81%

Fixed rate debt:
• Denominated in U.S. dollars	13%	19%

Total	100%	100%

Interest rate risk

Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated borrowings and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank. On December 31, 2007, the TJLP was fixed at 6.25%, and during 2006 averaged 6.38% per year. On December 31, 2008 the TJLP was fixed at 6.50%, and during 2007, averaged 6.25% per year. The interest rate on our cash and cash equivalents denominated in reais is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis and during 2008 averaged 12.32% per year.

To determine the fair value of assets and liabilities, amounts were adjusted, when applicable, based on market or contractual interest rate.

The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2008.

	2009	2010	2011	After 2011	Total	Fair value(1)
	(US$ in millions)
Assets:
Cash and cash equivalents denominated in reais	234	—	—	—	234	234
Cash and cash equivalents denominated in U.S. dollars	46	—	—	—	46	46
Trading securities denominated in U.S. dollars	43	—	—	—	43	43

Total cash, cash equivalents and trading securities	323	—	—	—	323	323

Liabilities:
Short-term debt:
Floating rate, denominated in U.S. dollars	738	—	—	—	738	729
Floating rate, denominated in reais	189	—	—	—	189	185
Fixed rate, denominated in U.S. dollars	1	—	—	—	1	—
Long-term debt:
Floating rate, denominated in U.S. dollars	—	183	159	466	808	780
Floating rate, denominated in reais	—	13	21	65	99	99
Fixed rate, denominated in U.S. dollars	—	—	—	252	252	235

Total debt	928	196	180	783	2,087	2,028

(1)	The methodology used to determine the fair value included in the table above is described in Note 14 to our audited consolidated financial statements.

Cross-currency interest rate swaps

We primarily use derivatives to hedge our U.S. dollar-denominated debt. Because a large portion of our debt is denominated in U.S. dollars, we protect ourselves from the effects of unfavorable exchange movements by entering into cross-currency interest rate swap contracts or Brazilian public bonds. See Note 14 to our audited consolidated financial statements for a discussion of the accounting policies for derivatives and other financial instruments.

At December 31, 2008, derivatives held by the Company are as follows:

(i)	A conventional swap in which the Company receives Yen and pays dollars, with a notional amount of US$ 45 million and maturity date at 2014. This swap was contracted to hedge the long-term loan denominated VOTO III from the fluctuation of these currencies. As of December 31, 2008, the fair value receivable was US$ 3 million and at December 31, 2007, the fair value payable was US$ 5 million;

(ii)	A conventional swap in which the Company receives CDI and pays dollars (denominated “Call’s NCE”), with a notional amount of US$ 50 million. This swap was contracted to reduce the loan’s cost and to adequate the dollars outflow. This swap was subjected to four call options up to February 2009, with an average strike of US$1.90. As of December 31, 2008, the fair value payable was US$ 32 million;

(iii)	A conventional swap in which the Company receives dollars and pays CDI, with a notional amount of US$ 100 million and maturity date at November 2009. This swap was contracted to hedge the short-term loans denominated in foreign currency. As of December 31, 2008, the fair value receivable was US$ 2 million;

(iv)	A conventional swap in which the Company receives dollars plus interest plus 300% of CDI and pays 100% of CDI, with notional amount of US$ 6 million and maturity date at January 2009. This swap was contracted to hedge the short-term loans denominated in foreign currency. As of December 31, 2008, the fair value receivable was nil;

(v)	A swap with verification in which the Company receives LIBOR plus interest and pays 99.7% of CDI, with notional amount of US$ 50 million and maturity date at March 29, 2010. This swap was contracted to hedge the export credit agreements. As of December 31, 2008, the fair value receivable was US$3 million;

(vi)	Sale of Non-Deliverable Forwards (“NDF”) are over-the-counter transactions without physical delivery. It is related to a future purchase and/or sale of determined quantity of currency, without initial disbursement, based on a notional amount and a strike price. The notional amount is US$ 24 million and the maturity date is January 2010. At the maturity date the result will be the difference of the contracted rate and the maturity date rate, multiplied by the notional amount. As of December 31, 2008 (no similar operations in 2007), the sale average strike was US$ 1.94, the purchase average strike was US$ 2.24, and the fair value liability is US$ 8 million; and

(vii)	Swaps and Target Forwards (“TARN”) are over-the-counter transactions without initial disbursement. The notional amount is US$ 126 million and the maturity date is January 2010. If at the maturity date, the exchange rate be below of the strike price contracted, the Company will receive the difference of these rates multiplied by the notional amount, limited to a contracted gain, which can be reach at each maturity date and cancel all the subsequent maturities (“Knock out”). However, if the exchange rate at maturity date is above of the strike price contracted, the Company will pay the difference of these rated multiplied by the duplicated notional amount. As of December 31, 2008 (no similar operations in 2007), the average strike was US$ 1.75 and the fair value liability was US$ 68 million.

The following procedures were adopted for the derivatives contract evaluations at December 31, 2008:

(i)	Swaps - were evaluated by the future cash flow, considering the contractual rates up to maturity dates, discounted to present value using the BM&F fixed rate curves;

(ii)	NDF - were evaluated by the difference of the asset estimated at each maturity date by the vertices interpolation obtained from equivalent transactions at BM&F at December 31, 2008 and the contractual reference amount at the maturity date;

(iii)	TARN - were evaluated using the Monte Carlo Model, in which possible trajectories for the U.S. dollar forward curve are generated based on the current exchange rate level and implicit volatility obtained from Bloomberg. Based on these simulations, possible payables or receivables are obtained on each verification dates. Then, these flows are discounted to present value using the BM&F fixed rate curve. The average of these present values represents the fair value of the transaction.

Our counterparties are financial institutions, including Banco Votorantim, a member of the Votorantim group. Banco Votorantim is a commercial banking institution and is subject to Central Bank regulations. The rates that we negotiate with Banco Votorantim reflect those available in the current financial market. Our treasury department also compares these rates to those offered by other banks before closing the deal in order to assure that we receive the most favorable terms and conditions available for each transaction.

Derivative instruments are classified and demonstrated in the table below based on one of the following categories:

(i)	Level I - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

(ii)	Level II - other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly, such as: quoted prices for similar assets or liabilities in active or not active markets and other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates). Determined adjustments to these inputs can be adopted to these inputs, based, for instance, on the volume and level of activity in the markets the inputs are observed.

(iii)	Level III - unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available and reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset or liability. Unobservable inputs shall be developed based on the best information available in the circumstances and are highly dependent on management’s judgment.

		At December 31, 2008
			Fair value at the reporting date
	Notional amount	Carrying amount	Level I	Level II	Level III	Year ended December 31, 2008
Unrealized gain (loss) from cross-currency interest rate swaps, TARN and NDF
Yen x US$	45	3	—	3	—	6
US$ x CDI	100	2	—	2	—	2
CDI x US$ (Call’s NCE)	50	(32)	—	(32)	—	(57)
US$/CDI x CDI	6	—	—	—	—	—
LIBOR x CDI	50	3	—	3	—	31
TARN	126	(68)	—	(68)	—	(100)
NDF	24	(8)	—	(8)	—	(64)

		At December 31, 2007
			Fair value at the reporting date
	Notional amount	Carrying amount	Level I	Level II	Level III	Year ended December 31, 2007
Unrealized gain from cross currency interest rate swaps
Yen x US$	45	(5)	—	(5)	—	17

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures: Management, with the participation of our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-15(e)) as of the end of the period covered by this annual report, has concluded that, as of that date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting: VCP’s management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. VCP’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of VCP’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (COSO). Based on this assessment, management concluded that, as of December 31, 2008, VCP’s internal control over financial reporting is effective based on those criteria.

Changes in internal controls. There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm. The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their attestation report which appears herein.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

On April 25, 2007, we determined that Samuel de Paula Matos is our “audit committee financial expert,” serving on our Conselho Fiscal. Mr. Matos is independent, as required by rules of the New York Stock Exchange.

ITEM 16B.	CODE OF ETHICS

Our Board of Directors has adopted a code of ethics that applies to all VCP’s employees including the members of our financial department, including our chief executive officer, our chief financial officer and our chief accounting officer. No waivers, either explicit or implicit, of provisions of the code of ethics were granted to our chief executive officer, chief financial officer or chief accounting officer in 2008. A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report.

Our code of ethics addresses, among others, the following topics:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us;

•	compliance with applicable governmental laws, rules and regulations; and

•	the prompt internal reporting of violations of the code of the appropriate person or persons identified in the code.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31
	2008		2007		2006
	(in thousands of U.S. dollars)
Audit Fees	US$	622	US$	1,213	US$	1,571
Tax Fees		276		253		—
Audit-Related Fees		109		4		250
Total	US$	1,007	US$	1,470	US$	1,821

Audit Fees

Audit fees in 2008, 2007 and 2006 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the integrated audit of our annual financial statements, reviews of quarterly financial statements and statutory audits of our subsidiaries and of our internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Tax Fees

Tax fees in 2008 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with tax services related to the audit procedures. Includes fees charged in connection with the review of the income tax returns of Votorantim Celulose e Papel S.A.

Audit-Related Fees

Audit-related fees in 2008 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with a tentative registration statement on Form F-4 drafted in October 2008 and related due diligence procedures, when VCP first announced Aracruz’s acquisition process.

Pre-Approval Policies and Procedures

Our Board of Directors approves, based on the recommendation of the Audit Committee, all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement. Under the Sarbanes Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related, tax and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2008, 2007 and 2006 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we had to comply with Exchange Act Rule 10A-3, which requires that we either establish an audit committee composed of members of the Board of Directors that meets specified requirements or designate and empower our Conselho Fiscal to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). In our assessment, our Conselho Fiscal is able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act of 2002 and to satisfy the other requirements of Exchange Act Rule 10A 3. For a further discussion of our Conselho Fiscal and the audit committee exemption, see “Item 6C—Board Practices—Conselho Fiscal.”

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Treasury shares transactions and additional paid-in capital:

(i) On June 10, 2008 we repurchased 2,784,091 of our own shares from CMT at an average price of US$ 33.49 per share (Note 4(a) to our consolidated financial statements).

(ii) On July 14, 2008 we retired these treasury shares acquired reducing the corresponding balances of Additional paid-in capital and Retained earnings.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material non compliance with any corporate governance rules, and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our Board of Directors nor our management is required to test the independence of directors before their election to the board. However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of the Brazilian Corporate Law and the CVM, we do not believe that our directors would be considered independent under the NYSE test for director independence.

The Brazilian Corporate Law and our by-laws require that our directors be elected by our shareholders at a general shareholders’ meeting. All of our directors are elected by, and represent, our controlling shareholders.

Executive Sessions

NYSE rules require that the non management directors must meet at regularly scheduled executive sessions without management. The Brazilian Corporate Law does not have a similar provision. According to the Brazilian Corporate Law, up to one third of the members of the Board of Directors can be elected from management. In our case, only one of five occupies both an executive and director position. The directors are not expressly empowered to serve as check on management and there is no requirement that our directors meet regularly without management. As a result, our directors do not typically meet in executive sessions.

Nominating/Corporate Governance Committee

NYSE rules require that listed companies have a Nominating/Corporate Governance Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. We are not required under applicable Brazilian law to have a Nominating Committee/Corporate Governance Committee, and accordingly, to date, have not established such a committee. The directors are elected by our shareholders at a general shareholders’ meeting. Our corporate governance practices are adopted by the entire board.

Compensation Committee

NYSE rules require that listed companies have a Compensation Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non CEO compensation, incentive compensation and equity based plans. We are not required under applicable Brazilian law to have a Compensation Committee. Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit sharing payments to our executive officers is established by our shareholders at the annual general meeting. The Board of Directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such determination, the board reviews the performance of each executive officer and each of the goals they were supposed to achieve during the year.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee, or audit board in our case, meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a non permanent Conselho Fiscal composed of three to five members who are elected at the general shareholders’ meeting. The Conselho Fiscal operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

We have a permanent Conselho Fiscal that consists of three members and three alternates. The members of our Conselho Fiscal are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. In order to comply with the exemption requirements that allow our Conselho Fiscal to act as an audit committee pursuant to SEC rules, our Board of Directors approved the delegation to the Conselho Fiscal of certain additional responsibilities and the Conselho Fiscal and the Board of Directors adopted an additional charter that delegates to the Conselho Fiscal the duties and responsibilities of a U.S. audit committee to the extent permitted under Brazilian Corporate Law. For a further discussion of our Conselho Fiscal, see “Item 6C—Board Practices—Conselho Fiscal.”

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under the Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval. We have no equity compensation plans.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have not adopted any formal corporate governance guidelines beyond those required by applicable Brazilian law. We believe that the corporate governance guidelines applicable to us under Brazilian corporate law are consistent with the guidelines established by the NYSE.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, we have amended our code of ethics to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules. We believe our code, as amended, substantially addresses the matters required to be addressed by the NYSE rules. A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics, see “Item 16B—Code of Ethics.”

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Brazilian law does not require that companies maintain an internal audit function. However, as a best practice, we maintain an internal audit function. Our internal audit function is under the supervision of the Chief Executive Officer, assuring the necessary independence and competence to assess the design of our internal control over financial reporting, as well as to test its effectiveness as required by Section 404 of the Sarbanes-Oxley Act of 2002.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of Independent Registered Public Accounting Firm:

All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1*	English translation of the By-laws.

2**	Form of Amended and Restated Deposit Agreement among us, The Bank of New York, as depositary, and the Owners and Beneficial Owners of American Depositary Receipts, including the form of American Depositary Receipts.

2.4***	Indenture, dated January 23, 2004, among Voto-Votorantim Overseas Trading Operations III Limited, as issuer, The Bank of New York, as trustee, The Bank of New York, as transfer agent, paying agent and registrar, The Bank of Tokyo-Mitsubishi Ltd., London Branch, as principal paying agent, and Votorantim Participações S.A., Votorantim Celulose e Papel S.A., Cimento Rio Branco S.A., and Companhia Níquel Tocantins, as guarantors.

2.5*****	Indenture, dated June 24, 2005, among Voto-Votorantim Overseas Trading Operations IV Limited, as issuer, The Bank of New York, as trustee, The Bank of New York, as transfer agent, paying agent and registrar, The Bank of Tokyo-Mitsubishi Ltd., London Branch, as principal paying agent, and Votorantim Participações S.A., Votorantim Celulose e Papel S.A., Cimento Rio Branco S.A., and Companhia Níquel Tocantins, as guarantors.

Exhibit Number	Description
3.1.1##	Investment Agreement, dated January 19, 2009, among us, VID, BNDESPar and VPAR

3.1.2##	Form of Shareholders’ Agreement, Annex 3.1.10 to the Investment Agreement, dated January 19, 2009, among us, VID, BNDESPar and VPAR

4.1.1+	VCP Overseas Holding Export Prepayment Facility Agreement dated as of June 30, 2006 among VCP Overseas Holding Kft, Votorantim Celulose e Papel S.A., VCP Overseas Holding Ltd Budapest - Baar Branch, the Lenders defined therein, ABN AMRO Bank N.V., LaSalle Bank National Association, et al. US$ 375,000,000 Senior Loans.

4.1.2+	Export Finance Agreement dated as of June 30, 2006 among VCP Overseas Holding Kft, Votorantim Celulose e Papel S.A., VCP Overseas Holding Ltd Budapest - Baar Branch, and LaSalle Bank National Association.

4.1.3+	Collateral Account Control Agreement dated as of June 30, 2006 among VCP Overseas Holding Kft, VCP Overseas Holding Ltd Budapest - Baar Branch, the Lenders defined therein, ABN AMRO Bank N.V., LaSalle Bank National Association.

4.1.3A+	Security Agreement dated as of June 30, 2006 among VCP Overseas Holding Kft, Votorantim Celulose e Papel S.A., VCP Overseas Holding Ltd Budapest - Baar Branch, the Lenders defined therein, ABN AMRO Bank N.V., LaSalle Bank National Association.

4.2.1+	Restatement Agreement dated 27 September 2006 for Votorantim Celulose e Papel S.A. and the other parties named therein, relating to the ABN AMRO Facility Agreements and the ABN Loan No. 3, as defined therein.

4.2.2+	Restated US$ 223,000,000 Pre-Export Finance Agreement as restated on 27 September, 2006 pursuant to a Restatement Agreement dated 27 September, 2006 for Votorantim Celulose e Papel S.A. and ABN AMRO Bank N.V.

4.2.3+	Disclosed Pledge of Collection Account between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V.

4.2.4+	Assignment Agreement between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V.

4.3.1+	Restatement Agreement dated 27 September 2006 for Votorantim Celulose e Papel S.A. and the other parties named therein, relating to the Santander Facility Agreements and the Santander Loan No. 6, as defined therein.

4.3.2+	Restated US$ 225,000,000 Pre-Export Finance Agreement as restated on 27 September 2006 pursuant to a Restatement Agreement dated 27 September, 2006 for Votorantim Celulose e Papel S.A. and Banco Santander Central Hispano S.A. – London Branch.

4.3.3+	Collection Account between VCP Overseas Holding Ltd Budapest - Baar Branch and Banco Santander Central Hispano S.A. – London Branch.

4.3.4+	Assignment Agreement between VCP Overseas Holding Ltd Budapest - Baar Branch and Banco Santander Central Hispano S.A. – London Branch.

4.4.1+	Restatement Agreement dated 27 September 2006 for Votorantim Celulose e Papel S.A. and the other parties named therein, relating to the Syndicated Facility Agreement as defined therein.

4.4.2+	Restated US$ 102,000,000 Pre-Export Finance Agreement as restated on 27 September 2006 pursuant to a Restatement Agreement dated 27 September 2006 for Votorantim Celulose e Papel S.A., ABN AMRO Bank N.V. and Banco Santander Central Hispano S.A. – London Branch.

4.4.3+	Disclosed Pledge of Collection Account between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V.

4.4.4+	Assignment Agreement between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V.

Exhibit Number	Description
4.5+	Exchange Agreement dated September 19, 2006 by and between Votorantim Celulose e Papel S.A. and International Paper Investments (Holland) B.V.

4.6++	Joint Venture Agreement dated May 8, 2007 between Votorantim Celulose e Papel S.A. and Ahlstrom Louveira Ltda.

4.7++	Strategic Business Agreement dated as of August 6, 2007 between Oji Paper Co., Ltd. and Votorantim Celulose e Papel S.A.

4.8++	Export Prepayment Agreement dated as of June 22, 2007 by and among Votorantim Celulose e Papel S.A., VCP Overseas Holding Ltd., and Banco Bilbao Vizcaya Argentaria, S.A.

4.9##	Share Purchase Agreement, dated January 19, 2009, among us, the Families and VID.

4.10##	Share Purchase Agreement, dated March 5, 2009, among us, Joseph Yacoub Safra, Moise Yacoub Safra and VID.

4.11##	Financing Agreement dated January, 2009 through credit facility of R$160,000,000.00 by and between the National Bank of Economic and Social Development - BNDES, VCP

4.12##	Financing Agreement dated July, 2008 through credit facility of R$108,000,000.00 and R$432,000,000.00 by and between the National Bank of Economic and Social Development - BNDES, VCP

4.13##	Private Instrument of Protocol and Justification of total spin-off of Ripasa S.A. Celulose e Papel October 1, 2008

6#	See Note 2(l) to our audited consolidated financial statements for information explaining how earnings per share information was calculated.

8#	See Note 2(c) to our audited consolidated financial statements for information regarding our subsidiaries.

11.1***	English translation of Code of Ethics.

12.1#	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Executive Officer.

12.2#	Rule 13a-14(a)/15(d)-14(a) Certificate of Financial and Investor Relations Officer.

12.3#	Rule 13a-14(a)/15(d)-14(a) Certificate of Officer for Control and Risk Management.

13.1#	Section 1350 Certification of Chief Executive Officer.

13.2#	Section 1350 Certification of Financial and Investor Relations Officer.

13.3#	Section 1350 Certification of Officer for Control and Risk Management.

*	Incorporated herein by reference to our report on Form 6-K filed on April 27, 2007 (File No. 001-15018).
**	Incorporated herein by reference to our registration statement on Form F-6 filed on March 25, 2002 (File No. 333-84964).
***	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2004 (File No. 001-15018).
****	Incorporated herein by reference to our annual report on Form 20-F filed on May 21, 2002 (File No. 001-15018).
*****	Incorporated herein by reference to our annual report on Form 20-F filed on June 29, 2006 (File No. 001-15018).
+	Incorporated herein by reference to our annual report on Form 20-F filed on February 1, 2007 (File No. 001-15018).
++	Incorporated herein by reference to our annual report on Form 20-F filed on January 31, 2008 (File No. 001-15018).
#	Filed herewith.
##	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VOTORANTIM CELULOSE E PAPEL S.A.

By:	/S/ CARLOS AUGUSTO LIRA AGUIAR
Name:	Carlos Augusto Lira Aguiar
Title:	Chief Executive Officer

By:	/S/ MARCOS GRODETZKY
Name:	Marcos Grodetzky
Title:	Financial and Investor Relations Officer

By:	/S/ EVANDRO CÉSAR CAMILLO COURA
Name:	Evandro César Camillo Coura
Title:	Officer for Control and Risk Management

Date: October 28, 2009

Votorantim Celulose e Papel S.A.

Consolidated Financial Statements

as at December 31, 2008 and 2007,

and for the Three Years Ended

December 31, 2008

and Reports of Independent Registered

Public Accounting Firms

A-F-1

Management’s Report on Internal Control

Over Financial Reporting

1	The management of Votorantim Celulose e Papel S.A. and subsidiaries (“the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

2	The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, principal executive and principal financial officers, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

3	Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A-F-2

Votorantim Celulose e Papel S.A.

4	The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, is based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2008 the Company’s internal control over financial reporting is effective.

São Paulo, June 29, 2009

José Luciano Penido	Paulo Prignolato
Chief Executive Officer	Chief Financial Officer
June 29, 2009	June 29, 2009

A-F-3

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Votorantim Celulose e Papel S.A.

1	In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Votorantim Celulose e Papel S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit and the report of other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We did not audit the consolidated financial statements or internal control over financial reporting of Aracruz Celulose S.A., an affiliate. The investment in which totaled US$ 135 million and US$ 314 million at December 31, 2008 and 2007, respectively, and for which the equity in earnings (losses) of affiliates, included in net income (loss), totaled a loss of US$ 153 million and income of US$ 52 million and US$ 56 million for the years ended December 31, 2008, 2007 and 2006, respectively. The financial statements and internal control over financial reporting of Aracruz Celulose S.A. were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Aracruz Celulose S.A. and as to the effectiveness of its internal control over financial reporting as of December 31, 2008, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).

A-F-4

Votorantim Celulose e Papel S.A.

2	Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

3	A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

4	Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil

June 29, 2009

A-F-5

Votorantim Celulose e Papel S.A.

Report of Independent Registered

Public Accounting Firm, on Internal

Control Over Financial Reporting

To the Board of Directors and Stockholders of

Aracruz Celulose S.A.

Aracruz - ES

We have audited Aracruz Celulose S.A. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

A-F-6

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and our report dated June 30, 2009 expressed an unqualified opinion on those financial statements.

/s/Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, Brazil

June 30, 2009

A-F-7

Votorantim Celulose e Papel S.A.

Report of Independent Registered Public

Accounting Firm, On Consolidated

Financial Statements

To the Board of Directors and Stockholders of

Aracruz Celulose S.A.

Aracruz - ES

We have audited the accompanying consolidated balance sheets of Aracruz Celulose S.A. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, Brazil

June 30, 2009

A-F-8

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheets at December 31

In millions of U.S. dollars, except number of shares

	Note		2008	2007
Assets

Current assets
Cash and cash equivalents			280	565
Available for sale securities	6		—	176
Trading securities			43	—
Trade accounts receivable, net	7		151	165
Inventories	8		193	186
Recoverable taxes			73	71
Deferred income tax	5	(b)	43	5
Other			32	34

			815	1,202

Non-current
Investment in affiliates, including goodwill	9		157	1,009
Goodwill, other	9		132	—
Property, plant and equipment, net	10		3,866	3,916
Other assets
Recoverable taxes			105	68
Accounts receivable for investment sold	4	(a)	10	34
Advances to suppliers			7	10
Judicial deposits	15		130	158
Other			8	8

			260	278

Total assets			5,230	6,405

A-F-9

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheets at December 31 In millions of U.S. dollars, except number of shares	(continued)

	Note		2008	2007
Liabilities and shareholders’ equity

Current liabilities
Trade payables			65	139
Short-term debt	11		438	211
Current portion of long-term debt	12		490	156
Unrealized loss from cross-currency interest rate swaps	14		97	5
Payroll, profit sharing and related charges			23	23
Taxes on income and other taxes			5	34
Interest attributable to capital payable	17		—	170
Other			34	18

			1,152	756

Non-current
Long-term liabilities
Long-term debt	12		1,159	1,197
Unrealized loss from cross-currency interest rate swaps	14		3	—
Deferred income tax, net	5	(b)	204	349
Accrued liabilities for legal proceedings	15		161	197
Post-retirement benefits	21		26	23

			1,553	1,766

Commitments and contingencies	15

Shareholders’ equity	17
Preferred shares, no par value, 280,000,000 shares authorized, 95,658,964 shares issued and outstanding (2007 - 98,443,055)			953	953
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding			1,053	1,053
Additional paid-in capital	4	(a)(i)	35	35
Treasury shares, at cost, 2007 - 28,900 preferred shares	4	(a)(i)	—	(1)
Appropriated retained earnings			110	110
Unappropriated retained earnings			1,215	1,711
Accumulated other comprehensive income (deficit)
Cumulative translation adjustments			(847)	19
Post-retirement benefits	21		6	3

			2,525	3,883

Total liabilities and shareholders’ equity			5,230	6,405

The accompanying notes are an integral part of the consolidated financial statements.

A-F-10

Votorantim Celulose e Papel S.A.

Consolidated Statements of Operations

Years Ended December 31

In millions of U.S. dollars, except number of shares

	Note		2008	2007	2006

Net operating revenue
Domestic sales (net of sales taxes: 2008 - US$ 223; 2007 - US$ 226 and 2006 - US$ 222)			721	709	685
Export sales			645	624	632

			1,366	1,333	1,317

Operating costs and expenses
Cost of sales			934	887	813
Selling and marketing			143	138	136
General and administrative			72	64	63
Gain on exchange of assets, net	4	(b)	—	(955)	—
Other, net			17	13	20

			1,166	147	1,032

Operating income			200	1,186	285

Non-operating income (expense)
Financial income	19		149	236	166
Financial expense	19		(227)	(145)	(148)
Foreign exchange gain (loss) and unrealized gain (loss) on swaps and trading securities, net			(593)	214	(4)

			(671)	305	14

Income (loss) before taxes on income and equity in affiliates			(471)	1,491	299

Current income tax expense			(2)	(35)	(25)
Deferred income tax expense on asset exchange gain			—	(327)	—
Deferred income tax (expense) benefit			200	(21)	21

	5	(a)	198	(383)	(4)

Income (loss) before equity in affiliates			(273)	1,108	295

Equity in earnings (losses) of affiliates	9		(132)	113	77

Net income (loss)			(405)	1,221	372

A-F-11

Votorantim Celulose e Papel S.A.

Consolidated Statements of Operations Years Ended December 31 In millions of U.S. dollars, except number of shares	(continued)

	Note		2008	2007	2006

Net income applicable to preferred shares			—	618	188
Net income (loss) applicable to common shares			(405)	603	184

Net income (loss)			(405)	1,221	372

Basic and diluted earnings (loss) - in U.S. dollars	2	(l)
Per preferred share or ADS			—	6.28	1.97
Per common share			(3.83)	5.71	1.79

Weighted average number of shares outstanding (thousand)
Preferred			96,888	98,444	92,240
Common			105,702	105,702	105,702

The accompanying notes are an integral part of the consolidated financial statements.

A-F-12

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flows

Years Ended December 31

In millions of U.S. dollars

	Note		2008	2007	2006

Cash flows from operating activities
Net income (loss)			(405)	1,221	372
Adjustments to reconcile net income (loss) to cash from operations
Depreciation and depletion			160	143	193
Loss on disposal of property, plant and equipment			21	10	14
Gain on sale of investments	4	(a)/4(d)	—	(65)	—
Gain on exchange of assets, net of deferred tax of (US$ 338)	4	(b)	—	(651)	—
Foreign exchange and unrealized swap and trading securities (gains) losses, net			593	(214)	4
Deferred income tax			(200)	21	(21)
Equity in losses (earnings) of affiliates			132	(113)	(77)
Interest attributable to capital and dividends received			27	23	15
Other			88	23	—
Decrease (increase) in assets
Trade accounts receivable			14	36	6
Inventories			(7)	13	(19)
Other assets			18	(95)	(89)
Decrease in liabilities			(53)	(19)	(16)

Net cash provided by operating activities			388	333	382

Cash flows from investing activities
Available for sale securities
Purchase			(7)	(823)	(431)
Proceeds from sale and maturities			193	1,078	602
Trading securities, net			(43)	—	—
Sale of an interest in an affiliate	4	(a)	42	93	—
Acquisition of an interest in an affiliate	4	(a)	—	—	(36)
Acquisition of property, plant and equipment			(692)	(477)	(248)
Exchange of cash and cash equivalents assets			—	(16)	—

Net cash used in investing activities			(507)	(145)	(113)

Cash flows from financing activities
Short-term debt
Borrowings			936	622	603
Repayments			(433)	(709)	(441)
Long-term debt
Third parties
Issuance			50	382	134
Repayments			(37)	(240)	(299)
Related parties
Issuance			21	12	45
Repayments			(51)	(44)	(56)
Treasury shares
Acquisition and CMT extra-judicial agreement	4	(a)(i)	(182)	—	—
Sale			—	—	18
Interest attributable to capital and dividends paid			(188)	(136)	(111)

Net cash provided by (used in) financing activities			116	(113)	(107)

A-F-13

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flows Years Ended December 31 In millions of U.S. dollars	(continued)

	Note		2008	2007	2006

Effect of exchange rate changes on cash and cash equivalents			(282)	85	(18)

Net (decrease) increase in cash and cash equivalents			(285)	160	144

Cash and cash equivalents at beginning of year			565	405	261

Cash and cash equivalents at end of year			280	565	405

Supplemental cash flow information
Cash paid during the year for
Income tax			1	—	14
Interest			91	110	98

Supplemental non cash flow information
Income tax offset with tax credits			33	46	12
Issue of shares upon acquisition of an interest in an affiliate	4	(a)	—	—	168
Asset exchange	4	(b)
Assets received (fair value)			—	1,498	—
Assets provided (book value)			—	509	—

The accompanying notes are an integral part of the consolidated financial statements.

A-F-14

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in

Shareholders’ Equity

In millions of U.S. dollars, except number of shares

	2008	2007	2006

Preferred shares
At beginning of year	953	953	785
Capital increase	—	—	168

At end of year	953	953	953

Common shares
At beginning and end of year	1,053	1,053	1,053

At end of year	1,053	1,053	1,053

Additional paid-in-capital
At beginning of year	35	35	29
Gain on sale of treasury shares	—	—	6
Put option exercised by CMT (Note 4(a)(i))	(44)	—	—
Shares retired (Note 4(a)(i))	44	—	—

At end of year	35	35	35

Treasury shares
At beginning of year	(1)	(1)	(13)
Preferred shares sold (2008 - 28,900; 2007 - 3,098; 2006 - 1,049,502)	1	—	12
Put option exercised by CMT (Note 4(a)(i))	(50)	—	—
Shares retired (Note 4(a)(i))	50	—	—

At end of year	—	(1)	(1)

Appropriated retained earnings
At beginning of year	110	86	72
Transferred from unappropriated retained earnings	—	24	14

At end of year	110	110	86

Unappropriated retained earnings
At beginning of year	1,711	694	487
Net income (loss)	(405)	1,221	372
Transferred to appropriated retained earnings	—	(24)	(14)
Shares retired (Note 4(a)(i))	(94)	—	—
Reversal of dividends expired	3	—	—
Dividends and interest attributed to capital
Preferred	—	(91)	(76)
Common	—	(89)	(75)

At end of year	1,215	1,711	694

A-F-15

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in Shareholders’ Equity In millions of U.S. dollars, except number of shares	(continued)

	2008	2007	2006

Cumulative translation adjustments
At beginning of year	19	(545)	(687)
Gain (loss) for the year	(866)	564	142

At end of year	(847)	19	(545)

Post-retirement benefits
At beginning of year	3	—	—
Provision for the year	3	3	—

At end of year	6	3	—

Net unrealized gains on available for sale securities
At beginning of year	—	—	11
Realized (transferred to results of operations)	—	—	(11)

At end of year	—	—	—

Shareholders’ equity at end of year	2,525	3,883	2,275

Comprehensive income (loss)
Net income (loss)	(405)	1,221	372
Translation adjustments	(866)	564	142
Post-retirement benefits	3	3	—

Comprehensive income (loss)	(1,268)	1,788	514

The accompanying notes are an integral part of the consolidated financial statements.

A-F-16

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

1	Operations

Votorantim Celulose e Papel S.A. and its subsidiaries (the “Company”, “VCP” or “we”) is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in São Paulo.

We produce eucalyptus pulp which we use in our own paper manufacturing facilities and sell the excess in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

In 2009, the shareholders agreed to postpone the Company’s planned project, and initial environmental licensing process, to install a pulp plant in the State of Rio Grande do Sul due to the current global economy crisis.

On March 30, 2009 the Company’s new production unit located in the city of Três Lagoas, Mato Grosso, became operational and is programmed to reach full capacity in four years.

On February 1, 2007 VCP and International Paper Investments (Holland) B.V. (“International Paper”) exchanged industrial and forestry assets whereby VCP provided a pulp and paper plant and timberlands and received land, forests and a pulp mill under development (Note 4(b)). On June 25, 2007, VCP paid US$ 34 to International Paper for closing adjustments (Note 4(b)). The transaction was treated as a non cash exchange of assets for accounting and tax purposes and generated no immediate tax consequences in the companies’ operating environment.

On September 3, 2007, the Company contributed a portion of its Jacareí mill assets in exchange for a 40% interest in Ahlstrom VCP Indústria de Papéis Especiais S.A. (“Ahlstrom VCP”). Ahlstrom Corporation (“Ahlstrom”), contributed US$ 124 in cash in exchange for its 60% interest. On August 29, 2008 the remaining 40% equity interest was sold to Ahlstrom for US$ 42 (Note 4(d)).

Our preferred shares are traded on the Brazilian Stock Exchange under the symbol “VCPA4.” Our American Depositary Shares (“ADS”) are traded on the New York Stock Exchange under the symbol “VCP”. Each ADS represents one of our preferred shares.

A-F-17

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

2	Significant Accounting Policies

(a)	Basis of presentation

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting practices generally accepted in Brazil (“Brazilian GAAP”) as filed with the Comissão de Valores Mobiliários (Brazilian Securities Commission or “CVM”), or for other statutory purposes in Brazil.

(b)	Translation of financial statements

We transact the majority of our business in Brazilian Reais (R$) and, therefore, have adopted the Brazilian Real as the functional currency and have selected the United States dollar as our reporting currency. Our affiliates located outside Brazil have the U.S. dollar as their functional currency. The U.S. dollar amounts for all years presented have been translated from Reais amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) 52, “Foreign Currency Translation” issued by the Financial Accounting Standards Board (“FASB”). Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2008 - US$ 1.00 : R$ 2.3370 - December 31, 2007 - US$ 1.00 : R$ 1.7713; December 31, 2006 - US$ 1.00 : R$ 2.1380).

Revenue, expenses and gains and losses are translated from the functional currency to the reporting currency using the monthly weighted-average exchange rates for the year. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account - “CTA” in shareholders’ equity.

(c)	Principles of consolidation

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries. The more significant subsidiaries are the following: Normus Empreendimentos e Participações Ltda. (“Normus”), Newark Financial Inc. (“Newark”), VCP North America Inc., VCP Trading N.V., VCP Overseas Holding KFT and VCP-MS Celulose Sul Mato-Grossense Ltda. (“VCP-MS”) all of which are wholly owned. All significant intercompany accounts and transactions, unrealized profits and intra-group profit distributions have been eliminated on consolidation.

A-F-18

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

We own 28.0% of the common voting shares, which represent 12.35% of the total share capital, of Aracruz Celulose S.A. (“Aracruz”), which we acquired in 2001. At December 31, 2008, the quoted market value of our 127,506,457 Aracruz common shares was US$ 217 compared to US$ 1,150 at December 31, 2007 against a carrying value of the investment including goodwill of US$ 135 and the deferred tax asset on impairment of Aracruz investment (Note 5(b)) of US$ 46. The Aracruz common share quoted price at December 31, 2008 was R$ 3.98 and R$ 5.60 on January 19, 2009, equivalent to US$ 1.70 and US$ 2.40.

On January 20, 2009, VCP management announced that it had concluded negotiations with members of the Lorentzen, Moreira Salles and Almeida Braga families (the “Families”) for VCP to acquire 127,506,457 common shares issued by Aracruz, representing approximately 28.03% of the voting capital of Aracruz. The transaction closed on January 21, 2009. The purchase price of R$ 2,710 million is to be paid in six tranches (Note 4(e)).

On January 20, 2009, Aracruz management announced that it had reached an agreement with 80% of the banks party to derivative transactions which had caused Aracruz to record significant losses during 2008 (Note 22).

We own 50% of the voting and total shares of Asapir Produção Florestal e Comércio Ltda. (“Asapir”) and of Voto - Votorantim Overseas Trading Operations IV Limited. (“VOTO IV”). From September 2007 to August 2008, we also owned 40% of the voting and total shares of Ahlstrom VCP. These investees, which are incorporated in Brazil, are accounted for using the equity method.

On March 31, 2005, via a 50% owned joint venture Ripasa Participações S.A. (“Ripar”), Ripar acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa, a Brazilian pulp and paper producer (Note 4(a)). On May 24, 2006, Ripasa’s minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar (Note 4(a)) which, among other things, resulted in VCP indirectly owning 50% of Ripasa, via Ripar. Subsequently Ripar was dissolved and its assets were distributed to VCP and Suzano, in equal parts (Note 4(a)). On July 4, 2006, the joint venture partners paid US$ 71 to a group of Ripasa’s minority preferred non-voting shareholders. We accounted for our equity interest in Ripasa using financial information with a one month lag. through August 31, 2008. Effective September 1, 2008 Ripasa was transformed into a cost and production sharing unit, know as Consórcio Paulista de Papel e Celulose (“Conpacel or “Consortium”), wherein VCP has an undivided 50% interest in the assets liabilities and operations of the Consortium (Note 4(a)(v)). Subsequently, the one month lag was eliminated and we recorded equity in earnings based on August 31, 2008. From September 1, 2008, we started to recognize our 50% interest in the Consortium’s operations and no longer applied the equity method. Upon derecognizing the investment in the affiliate and recording our share in its net assets, investments in affiliates were reduced by US$ 441 and fixed assets and other assets increased by US$ 677. During the period it was treated as an equity investment, sales to third parties by Ripasa were made through its joint venture partners; similarly, the Consortium does not make sales directly to third parties. From the date of the Consortium’s formation through December 31, 2008, the Company recorded cost of sales of US$ 2 on sales of products it received from the Consortium.

A-F-19

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(d)	Cash and cash equivalents

We consider all highly liquid investments with a maturity at acquisition of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost plus accrued interest, and the balances approximate market values.

(e)	Available for sale securities

We consider debt securities as available for sale securities when we intend to sell the securities before its maturity. Available for sale securities are presented based on fair market value and the unrealized gain or loss, net of taxes, is recorded in shareholders’ equity until the maturity or sale date, when the gain or loss is recorded in the statement of operations. Interest income, including amortization of any premium or discount arising at acquisition, is recognized as Financial income, in the statement of operations.

(f)	Inventories

Inventories, including timber, are stated at average cost of acquisition or production which is lower than market. We record allowances for slow moving or obsolete inventories when deemed appropriate.

(g)	Investment in affiliates, including goodwill and other goodwill

Investments in affiliates in which we have the ability to exercise significant influence over the operating and financial policies are accounted for under the equity method. Our investment in affiliates is presented together with goodwill from the acquisitions of such investments. Investments in affiliates, which includes the corresponding goodwill on the acquisition of such affiliates is tested, at least, annually for impairment. The Goodwill, other balance (Note 9) relates to Ripasa, which began to operate as a consortium on September 1, 2008. This goodwill is tested, at least, annually for impairment pursuant to SFAS 142, “Goodwill and Other Intangible Assets”.

A-F-20

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(h)	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction, including interest during the period of construction. Expenditures which materially extend the useful lives of the existing facilities and equipment are capitalized. We depreciate property, plant and equipment using the straight-line method at rates we consider to be compatible with the useful lives, principally ten years for furniture and fixtures and five years for vehicles and capitalized software costs. Machinery and equipment is, effective May 2006 and based upon an appraisal, depreciated over a useful life of 18 years and 3 months instead of the previously used 25 years. Depletion of forests is computed using the units-of-production method, based on the volume of timber harvested in each period and capitalized costs are expensed at the time of each harvest. Costs related to the start-up of new facilities and re-structuring charges are expensed as incurred.

Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing etc.) and on-going development costs are capitalized as incurred. As a result of improvements in forest management techniques, including genetic improvement in trees, we harvest and replant our forests approximately every seven years. Capitalized costs are expensed at the time of each harvest.

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment.

We considered SFAS 143 “Accounting for Asset Retirement Obligations” in determining whether to record an asset retirement obligation for property, plant and equipment and have concluded that no such adjustment was required as we have no retirement obligation for which there are existing legal obligations and that obligation is unavoidable. The Company does not have any long-lived asset that it expects to abandon, or dispose of that would require an asset retirement obligation provision.

(i)	Income taxes

Brazilian taxes on income consist of federal income and social contribution taxes, the latter being a federal tax based on adjusted taxable income determined under Brazilian tax regulations. There are no taxes levied by state or local authorities on income in Brazil.

A-F-21

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

For the purposes of these financial statements, we have applied SFAS 109 “Accounting for Income Taxes”, for all periods presented. The effect of adjustments made to reflect the requirements of US GAAP as well as the differences between the tax bases of non-monetary assets have been recognized as temporary differences for the purpose of recording deferred income taxes.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation no. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. The adoption of FIN 48 had no effect on the financial information or disclosures (Note 20).

(j)	Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are delivered to our customers which are when title and associated risks pass to our customers. Revenue was recorded net of sales returns of US$ 9 in 2008 (US$ 8 in 2007 and US$ 10 in 2006). Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income. Recognition of revenue for our two segments and for domestic and export sales is based on the following principles:

(i)	Paper - domestic market

Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program. Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted. Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer’s carrier (FOB) or premises (CIF). Sales through our vendor program are made to certain of our pre-qualifying domestic customers (approximately 8% of accounts receivable), and represented approximately 31% of our domestic sales in 2008 (2007 - 23% and 2006 - 22%). Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 240 days. The Company charges the same price on vendor program sales as it does on cash-on-delivery sales. There is no embedded charge for the guarantee.

A-F-22

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(ii)	Paper - export market

Export orders are normally fulfilled from inventories maintained at our own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. CIF and FOB terms determine timing of revenue recognition.

(iii)	Pulp - domestic market

Sales are primarily under credit terms which do not exceed 30 days. Revenue recognition is consistent with that applied to paper sales.

(iv)	Pulp - export market

All export orders are normally fulfilled from inventories maintained at our own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. Shipping and handling costs, when billed to customers in a sales transaction, are included in revenue and the related costs are charged to selling and marketing expenses. These costs totaled US$ 92, US$ 89 and US$ 79 in 2008, 2007 and 2006, respectively.

Annually, the Company considers the provisions of FIN 45 and EITF 00-21 “Revenue Arrangements with Multiple Deliverables” in accounting for the vendor program. Guarantee income from these arrangements are not significant and although EITF 00-21 was considered in the determination of how to account for a possible multiple deliverables, these were considered not to be material. The Company’s historical analysis indicates that the fair value of the guarantees is insignificant as the Company has not incurred significant losses in the past. The Company recognizes revenue for each of the elements of the sale of the products when the customer takes delivery.

(k)	Comprehensive income

We report comprehensive income in accordance with SFAS 130, “Reporting Comprehensive Income”, and have elected to present this in the Statement of changes in shareholders’ equity. In our case, comprehensive income comprises the results of our operations, the translation adjustments included in the CTA component of shareholders’ equity, the changes in the fair value of available for sale securities and the post-retirement benefits.

A-F-23

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(l)	Earnings (loss) per share

In conformity with SFAS 128, “Earnings per Share”, we have presented earnings per share for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that paid to the common shares. The computation has been made as if the net income (loss) for each period will be fully distributed. As earnings may be capitalized or otherwise appropriated, there is no assurance that either common or preferred shareholders will receive dividends. We may also pay dividends through interest attributed to capital in accordance with our by-laws.

Consistent with guidance provided by Emerging Issues Task Force (EITF) No. 03-06 “Participating Securities and the Two-Class Method under SFAS No. 128, ‘Earnings per Share’”, an entity would allocate losses to the preferred shares in periods of net loss if, based on the contractual terms of the participating security, the preferred shares had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses. The Company’s preferred shares do not have a contractual obligation to share in the losses. Accordingly, the loss per share for the year ended December 31, 2008 was computed only for common shares.

(m)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Estimates are used for, but not limited to: accounting for allowance for doubtful accounts, inventory valuation allowances, selection of depreciable lives of assets, asset exchange, asset impairments, tax valuation allowances, employee post-retirement benefits, uncertain tax positions, contingencies and other similar evaluations. Actual results could differ from those estimates.

(n)	Employee benefits and other related matters

In March 2000 we launched a defined contribution plan which provides pension and post-retirement benefits (Note 21). We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred. Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

A-F-24

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

We adopt SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions” and SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which require a provision for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement. Expenses relating to benefits we provide to our current employees are expensed as incurred whereas those relating to retired employees (current as well as expected in the future) and their dependents are accounted for in accordance with SFAS 106.

(o)	Environmental matters

Our production facilities and forestry operations are subject to a number of environmental risks which we seek to mitigate by strict operating procedures and investments in pollution control equipment and systems. Ongoing environmental compliance expenditures are expensed as incurred and new equipment and systems are capitalized. We believe that no provision for losses related to environmental matters is currently required based on prevailing laws and regulations in Brazil.

(p)	Restructuring expenses

A corporate restructuring was carried out during the fourth quarter of 2008. Expenses relating primarily to employee terminations expenses totaling US$ 4 were recorded as General and administrative expenses.

3	Recently Issued Accounting Pronouncements

The FASB recently issued a number of SFAS and interpretations.

(a)	Accounting pronouncements adopted

In September 2006, the FASB issued SFAS 157 - “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

A-F-25

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The adoption of SFAS 157 did not generate a material impact on the Company’s financial position, except for certain required disclosures about fair value measurements (Note 14).

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS No. 115”. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS 159 did not generate a material impact on the Company’s financial position, as it did not elect to adopt the fair value option for any of its financial assets or liabilities at January 1, 2008.

On September 12, 2008, the FASB issued an FASB Staff Position (FSP) that introduces new disclosure requirements for credit derivatives and guarantees and clarifies the effective date of SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new disclosure requirements are designed to result in similar disclosures for financial instruments with similar risks and rewards relating to credit risk, regardless of their legal form. For some companies, the additional disclosures may be significant, particularly given the increased use in recent years of credit default swaps to manage and gain exposure to particular credit risks. This FSP is effective for fiscal years, and interim periods within those fiscal years, ending after December 15, 2008. The adoption of this FSP did not generate a material impact on the Company’s financial disclosures.

(b)	Accounting pronouncements not yet adopted

In December 2007, the FASB issued SFAS 141 (revised 2007), “Business Combination”, which replaces SFAS 141, (issued 2001) Business Combinations. This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement’s scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration.

A-F-26

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The result of applying SFAS 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this Statement. In addition, this Statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements”. The Company is currently assessing the impact of this statement on its consolidated financial statements and will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related SFAS 141(R). This Statement will be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements will be applied retrospectively for all periods presented.

In March 2008, the FASB issued FASB SFAS161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently assessing the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company’s consolidated financial statement.

A-F-27

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This Statement will be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board - PCAOB amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company is currently assessing the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company’s consolidated financial statement.

4	Acquisition or Sale of Affiliates

(a)	Ripasa

(i)	Acquisition

On November 10, 2004 we signed an agreement to acquire an interest in Ripasa with its principal shareholder group through a venture we formed with Suzano Bahia Sul Papel e Celulose S.A. (“Suzano”). On March 31, 2005 VCP and Suzano each contributed US$ 275 as capital and formed Ripasa Participações S.A. (“Ripar”) in exchange for equal shareholder rights and responsibilities in that entity, including direct and indirect control in the capital of Ripasa. Ripar then acquired 77.59% of the common shares and additional preferred shares that, in the aggregate, totaled 46.06% of the total capital stock of Ripasa for the Reais equivalent, at that date, of US$ 550.

Pursuant to the November 10, 2004 agreement, VCP and Suzano also had a call option to acquire from the former principal shareholder of Ripasa (formerly ZDZ Participações e Administração S.A., now CMT Empreendimentos e Administração S.A. or “CMT”) additional common shares representing 22.41% of the voting common shares and additional preferred shares that, in the aggregate, totaled 13.45% of the total capital of Ripasa.

As a result of the completion of a corporate restructuring (item (ii) below), the aforementioned put and call option agreements were modified to substitute the Ripasa shares for shares of VCP and Suzano since the former Ripasa minority shareholders had exchanged their shares of Ripasa for shares of VCP and Suzano. Accordingly, CMT had a put option that would require VCP to acquire 3,124,139 of its own non-voting preferred shares during a five-year period ending March 31, 2010 and VCP has a call option to acquire these same shares from CMT during a twelve-month period beginning March 31, 2010 under the same terms, values and preceding conditions as the original call option agreement for the Reais equivalent of US$ 80 plus Brazilian market rate interest beginning from March 31, 2005. The corresponding put option held by the former principal shareholding group has the same term, values and preceding conditions and expiration date as in the original put agreement, only the underlying security had been substituted.

A-F-28

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

On August 10, 2007, CADE, the Brazilian federal government anti-trust authority, approved the Ripasa acquisition.

On March 3, 2008, CMT announced its intention to exercise its put option related to 2,784,091 preferred shares of VCP. Pursuant to the exercise of such option by CMT, VCP and Suzano had to acquire shares of their own capital, to be kept in treasury.

On May 26, 2008, VCP and Suzano presented a Reconsideration Request to the CVM whereby the companies proposed to acquire the shares at market price. To avoid possible challenge due to breach of contract, the parties also informed the CVM about a transaction with CMT regarding the portion of the amount originally agreed upon under the Option of Purchase and Sale Agreement that exceeded the market price of the shares which would be acquired under the contractual terms.

On June 5, 2008, the CVM Board authorized the acquisition of the shares contemplated in the Option of Purchase and Sale Agreement at their then current market value without specific reference to the payment of the amount under the transaction. On June 10, 2008, VCP and Suzano each acquired its own shares from CMT at the then current market value of the shares for US$ 94, which was recorded directly in shareholders’ equity, under Treasury shares and as Additional paid-in capital, and executed an extra-judicial agreement with CMT, for the payment of US$ 88, recorded under Financial expenses, in consideration for CMT’s waiver for any rights against VCP in regards to the acquisition of the above mentioned shares and the Option Agreement. The payment of the above mentioned amounts concluded the transfer of the aforementioned shares and the transaction, with mutual acquittal of the parties in regards to the exercise of the put option in regards to such shares.

On July 14, 2008 VCP retired the 2,784,091 preferred shares which were held in treasury thereby reducing the corresponding amounts in Additional paid-in capital and Treasury shares by charging Retained earnings.

A-F-29

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

There are 340,048 outstanding preferred shares that remain under the Option of Purchase and Sale Agreement, encumbered and unavailable for the exercise of the option thereunder. At December 31, 2008, their contractually stipulated acquisition cost would be the Reais equivalent of US$ 17. However, until such time as the restrictions on sale of these shares by CMT are lifted (item (iii) below), the Company believes the fair value of its obligation to meet the put option is insignificant. Accordingly, no liability has been recorded in VCP’s financial statements with respect to the option related to these shares.

(ii)	Restructuring

On July 20, 2005 the Boards of Directors of VCP, Suzano and Ripasa approved the Protocol and Justification of Share Merger and Distribution (“Protocol”) document that would allow CMT, representing 13.45% of Ripasa’s total capital, and the remaining minority preferred shareholders of Ripasa, representing 40.49% of its total capital, to exchange their common and preferred shares for shares of VCP and Suzano, in equal parts. The restructuring plan involved two phases: (i) the merger of Ripasa into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. Upon completion of the proposed restructuring, Ripasa’s minority shareholders would become shareholders in VCP and Suzano, in accordance with the Protocol. However, certain minority shareholders subsequently filed a lawsuit seeking to suspend the restructuring plan.

On April 20, 2006, VCP and Suzano entered into a judicial agreement to pay the alleged damages, settle the judicial action and implement the restructuring. The agreement required the payment of an additional amount for each of the preferred shares held by all minority shareholders.

On May 24, 2006, the shareholders of VCP, Suzano, Ripasa and Ripar approved the restructuring that allowed all of Ripasa’s minority common and preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares pursuant to a new Protocol executed on May 5, 2006. VCP issued 12,532,009 preferred shares, with no par value, to all of the former Ripasa shareholders for the purchase of its portion of the remaining outstanding Ripasa common and preferred shares. As a result, VCP’s preferred share capital was increased by US$ 168 to US$ 953, determined based on the share’s quoted market price at that date. Suzano, simultaneously, issued its own preferred shares to all of the former Ripasa shareholders in a similar aggregate value.

A-F-30

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

On July 4, 2006, pursuant to the aforementioned April 20 judicial agreement, VCP and Suzano disbursed to all the former Ripasa shareholders the Reais equivalent, at the date, of US$ 71 (split equally between VCP and Suzano). Accordingly, VCP and Suzano jointly became the sole owners of all Ripasa shares via their joint ownership in Ripar.

On April 30, 2006 Ripar was liquidated by dissolution and its only assets, the shares in Ripasa, were distributed equally to both VCP and Suzano. As a result, VCP became the direct holder of its 50% interest in Ripasa.

(iii)	Valuation of the put/call options

The remaining VCP preferred shares now owned by CMT are still subject to encumbrances under a legal order filed by a government agency as collateral to a legal proceeding to which CMT is a party. The options are accounted for as derivative instruments pursuant to SFAS 133 “Accounting for Derivative Instruments and Hedging Transactions” which requires, among other things, that these instruments be initially recognized at their fair values as of May 2006 and subsequent fair value changes be recognized in the statement of operations for the period.

In the event the restrictions on sale are lifted and the option becomes exercisable, VCP will record the fair value of its shares acquired directly in Additional paid-in capital in shareholders’ equity and the difference in earnings of the period in which the restrictions are lifted.

(iv)	Disposition of non-core assets

VCP and Suzano jointly determined that Ripasa’s core business is the Americana pulp and paper mill and all other non-core assets should be disposed. During 2007, the following non-core asset dispositions occurred: (i) Embu - on February 15, 2007 VCP signed an agreement to sell VCP’s interest in the Ripasa unit located in Embu, state of Sao Paulo, to Suzano. This transaction was concluded on March 30, 2007 at which time Suzano disbursed US$ 20 to VCP. This operation generated a loss of US$ 12 including the write-off of goodwill; and (ii) Cubatão and Limeira - on August 1, 2007 VCP and Suzano signed an agreement to sell these units, located in Cubatão and Limeira, state of São Paulo, to a third party. The transaction was concluded on November 1, 2007 at which time VCP and Suzano each received US$ 32. This operation generated a loss of US$ 4 including the write-off of goodwill.

During August 2008, the remaining unsold non-sale assets, which have a book value of US$ 29 at September 30, 2008, were segregated by Ripasa and contributed as the initial capital of Asapir, a newly incorporated Brazilian company.

A-F-31

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(v)	The Ripasa Consortium - Conpacel

VCP participates in a cost and production sharing venture with Suzano which operates a pulp and paper plant in Americana, São Paulo. Under the various agreements, the members have undivided interests in assets, liabilities and operations of the venture.

On May 12, 2008, Brazilian tax authorities approved the transformation of Ripasa into a production unit operating as a Consortium (an unincorporated joint-venture in which each party has an undivided interest) of VCP and Suzano. Conpacel began its operations on September 1, 2008. VCP and Suzano each own 50% of the net assets of Conpacel. VCP is entitled to 50% of the Consortium’s production beginning September 1, 2008.

Brazilian law specifies that such consortium contracts do not constitute legal entities. Each of the legal entities party to a consortium contract is responsible only for its contractually defined obligations. The bankruptcy of one of the legal entities does not impact the legal obligations and rights of the other parties, the debts and assets of the bankrupt entity relate only to that entity according to contractual conditions.

The Consortium contract defines the obligations and responsibilities of each party; the rights to revenues, management of operations and accounting. The Consortium term is for 30 years unless wound-up through deliberation of the parties, bankruptcy or settlement.

Each party has 50% of the specific assets, liabilities and costs, and each legal entity is obligated to make payments based on the Consortium agreement. The payments made by VCP and Suzano, as well as the budget for capital expenditures, are defined by the independent General Manager. VCP and Suzano agree to make payments in accordance with the decisions of the independent General Manager.

As no separate legal entity exists, there is no consolidation of a separate entity. As per EITF 00-01 “Applicability of the Pro-Rata Method of Consolidation to Investments in Certain Partnerships and Other Unincorporated Joint Ventures”, VCP accounts for its rights and obligations according to its undivided interest as defined in the Consortium agreement, and records them as part of VCP’s operations according to their nature.

A-F-32

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The carrying value of 50% of Conpacel’s net assets at August 31, 2008 which represents the undivided interest of VCP is demonstrated below:

Assets
Current assets	43
Non-current assets
Property, plant and equipment at cost	596
Other non-current assets	38
Liabilities
Current liabilities	(59)
Non-current liabilities	(177)

Net assets	441

(b)	Asset exchange

On September 19, 2006, VCP entered into an Exchange Agreement with International Paper to exchange industrial and forestry assets between the two entities. On February 1, 2007 VCP and International Paper consummated a non-cash agreement to exchange industrial and forestry assets between the two entities. As a consequence, VCP transferred to International Paper its pulp and paper plant located in Luiz Antonio (state of São Paulo) and the plant’s related timberlands. International Paper in turn, transferred to VCP assets used for the production of eucalyptus pulp, including: land, forests, and all rights related to an eucalyptus pulp mill development and construction project with a fair value of US$ 1,150, located in Três Lagoas (state of Mato Grosso do Sul). The assets received by VCP are held by its wholly-owned subsidiary VCP-MS.

As a result of this operation VCP recorded an initial gain on exchange of assets of US$ 989 in the statement of operations and a corresponding deferred income tax liability of US$ 344. The deferred tax liability was recorded in recognition that this non cash gain is a temporary difference under US GAAP. Pursuant to APB 29 “Accounting for Nonmonetary Transactions”, the fair value of the assets surrendered was used when measuring the cost of an exchange transaction in order to determine the gain or loss to be recognized. The assets surrendered comprised an operating pulp and paper plant for which an appraisal was not readily available. The Company believes the fair value of the net assets acquired was more clearly evident than the fair value of the asset surrendered as the fair value of the assets received were substantially represented by cash based heavily on the liquid assets received (escrow deposit).

On June 20, 2007, pursuant to the Exchange Agreement, the parties finalized adjustments that resulted in a cash disbursement by VCP to International Paper of US$ 34, reducing the total gain to US$ 955 and deferred income tax expense to US$ 327.

A-F-33

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The net assets provided to International Paper, at book value, and the net assets received from International Paper, at fair value, are summarized below:

	Net assets provided	Net assets received
	(Book value)	(Fair value)

Current assets	118	62
Non-current assets	7	6
Property, plant and equipment, net	406	1,527

Total assets	531	1,595

Liabilities	(22)	(97)

Total shareholders’ equity	509	1,498

Gain on exchange of assets (pre-tax)		989

International Paper’s subsidiary owned land, 15-year mature timberlands and environmental permits (issued by the Brazilian authorities based on an existing construction project), that allow the construction of a pulp mill in Três Lagoas. International Paper also transferred to its subsidiary (now denominated VCP-MS), cash of US$ 1,200 which was placed, pursuant to VCP-MS instructions, in trust to restrict its use only to the construction of the turnkey pulp mill. Pursuant an amendment to the agreement all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction. Financial income accrued and recorded by VCP was US$ 32 and US$ 124 for the years ended December 31, 2008 and 2007, respectively.

A third party, Pöyry Engenharia (“Pöyry”), was contracted in 2006 by International Paper’s subsidiary (now VCP-MS) as a project manager for the pulp mill construction. Pöyry will manage subcontractors and acquire the equipment and other supplies in order to place the plant in operation. The Três Lagoas project became operational on March 30, 2009. Pöyry will earn a management fee and will bear the construction risks and will be entitled to any surpluses or be responsible for shortfalls.

During 2007 VCP-MS modified the technical specifications of the original project for the construction of the pulp plant. The modifications resulted in an increase in the plant’s initial annual production capacity from 1,000,000 to 1,300,000 tons of bleached eucalyptus pulp. As a result of these modifications, VCP-MS and its factory supplier agreed to price adjustments to the original contracted price.

A-F-34

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

Although this transaction is still subject to the approval by the Brazilian antitrust authorities, the review process is considered by management to be merely perfunctory by nature and authorizations are expected to be obtained without significant restrictions.

(c)	Mogi das Cruzes

On March 6, 2007, VCP signed an agreement to sell its Mogi das Cruzes production unit for US$ 27. In 2006 the Mogi das Cruzes unit generated net revenues of US$ 30, representing approximately 2% of VCP’s total net revenues. On April 2, 2007, the Company transferred to a new entity, Mogi das Cruzes Indústria de Papel Ltda., the net assets of its paper mill and the sale was concluded at May 1, 2007, generating a gain of US$ 9 recorded as Other operating (income) expenses, net.

(d)	Ahlstrom VCP

The Ahlstrom VCP venture, produced specialty papers in the Jacareí mill primarily for labeling applications and flexible packaging markets.

Ahlstrom Louveira Ltda., a Brazilian subsidiary of Ahlstrom, held an initial 60% interest and VCP held the remaining 40% interest, during the period from September 3, 2007 through August 29, 2008. The initial 2007 transaction involved an investment by Ahlstrom of US$ 119 and generated a non-taxable capital gain of US$ 48 and a gain on sale of investment of US$ 15, net of tax of US$ 8, recorded in Non-operating income. The remaining 40% interest of VCP was sold to Ahlstrom in August, 29, 2008 for US$ 42 in a single transaction.

(e)	Acquisition of shares of Aracruz

On January 20, 2009, the Company announced the conclusion of negotiations with members of the Families to acquire 127,506,457 common shares issued by Aracruz, representing approximately 28% of the voting capital of Aracruz. The purchase price was R$ 2,710 million (equivalent to US$ 1,160, at the December 31, 2008 exchange rate) and it is to be paid in six fixed semi-annual installments, the first of which totaling R$ 500 million (equivalent to US$ 214, at the December 31, 2008 exchange rate) was paid on January 21, 2009.

The remaining installments will be paid as follows:

•

July 5, 2009 - R$ 500 million, of which R$ 400 million will be paid in cash, and the balance of R$ 100 million to be credited in favor of the Families for private subscription of VCP preferred shares at a price of R$ 19.00 per share.

A-F-35

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

•	January 5, 2010 - R$ 500 million to be paid in cash.

•	July 5, 2010 - R$ 500 million to be paid in cash.

•	January 5, 2011 - R$ 410 million to be paid in cash.

•	July 5, 2011 - R$ 300 million to be paid in cash.

The shareholders’ agreement executed by the Families and Messrs. Joseph Yacoub Safra and Moise Yacoub Safra (“Safra”) in relation to their investments in Aracruz provided that: neither party may take any action or omit to take any action which results in the extension or renewal of the existing Shareholders’ Agreement, and after May 11, 2008: (a) the sale by either party shall be subject to rights of first refusal by the other party and to tag-along rights, and, (b) in the event of a sale by either of them to a third party, the purchaser must adhere to the provisions of the agreement (same price and conditions).

In March 2009 Safra exercised its tag along right and, consequently, VCP owns, at the closing date of April 29, 2009, 84% of the voting capital of Aracruz. The nominal value of the total transaction is R$ 5,420 million (equivalent to US$ 2,319, at the December 31, 2008 exchange rate) and its present value at December 31, 2008 is approximately R$ 4,700 million (equivalent to US$ 2,011, at the December 31, 2008 exchange rate) (Note 22).

Pursuant to the conditions of the final contract signed between Aracruz and its creditor banks, the obligations relating to the settlement of its derivatives losses were renegotiated to be paid over nine years beginning in 2009 in semi-annual installments and as from 2010 in quarterly installments (Note 22(b)).

5	Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate on adjusted taxable income is 34%. Taxes on income are based on adjusted taxable income determined under Brazilian tax regulations. VCP is also subject to tax in certain foreign jurisdictions.

A-F-36

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(a)	Income tax analysis

The statutory rate applied to income before taxes is reconciled to income tax expense (benefit), as follows:

	2008	2007	2006

Income (loss) before taxes on income	(471)	1,491	299

Income tax benefit (expense) at statutory tax rate - 34%	160	(507)	(102)

Reconciliation of statutory to effective rate
Benefit from interest attributable to capital	—	56	51
Equity in earnings (losses) of affiliates	(45)	39	26
Differences in foreign income tax rate	67	23	24
Other permanent differences	16	6	(3)

Income tax (expense) benefit	198	(383)	(4)

(b)	Analysis of deferred tax balances

	December 31,
	2008	2007

Deferred tax assets
Temporary differences	127	38
Tax loss carryforwards	104	47
Tax effects on impairment of Aracruz investment	46	46
US GAAP adjustments and others	14	2

Total deferred tax assets	291	133

Less: current portion	(43)	(5)

Total deferred tax assets non-current portion	248	128

Deferred tax liabilities
US GAAP adjustments
Gain on exchange of assets (Note 4(b))	(293)	(386)
Tax effect on fair value of asset exchange (Note 4(b))	(63)	(83)
Other	(96)	(8)

Total deferred tax liabilities	(452)	(477)

Net deferred tax liabilities non-current portion	(204)	(349)

A-F-37

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period over which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.

A new cost basis for our off-shore holding company, Newark’s, carrying value of its investment in Aracruz (which uses the U.S. dollar as its functional currency) was determined based on the market price of US$ 18.56 for the Aracruz ADS on December 31, 2002, and an impairment charge of US$ 136 (gross of deferred income tax effects of US$ 46) was recorded directly to income (Equity loss of investee). The deferred tax effect is included in Deferred income tax benefit (expense). At December 31, 2008, Aracruz ADS traded at US$ 11.28; each ADS represents 10 Aracruz preferred class B shares.

6	Available for Sale Securities

	2008	2007

Denominated in Reais
Credit linked notes	—	176

Total	—	176

Securities were adjusted to their fair values and the difference between the carrying amounts of the securities at the date of transfer and their fair value as of such date was recognized, net of the related tax effects, in Net unrealized gains (losses) on available for sale securities directly in shareholders’ equity.

7	Trade Accounts Receivable

	2008	2007

Domestic receivables	90	114
Export receivables, denominated in U.S. dollars	67	60
Allowance for doubtful accounts	(6)	(9)

	151	165

A-F-38

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

At December 31, 2008, no single customer represented more than 10% of our trade accounts receivable balance (for December 31, 2007 one customer accounted for 19% of total trade accounts receivables).

8	Inventories

	2008	2007

Finished products	89	105
Work in process	14	7
Raw materials and supplies	83	71
Imports in transit and other	7	3

	193	186

9	Investment in Significant Affiliated

Companies and Goodwill, Other

	2008	2007
Investment and goodwill in affiliated Companies
Aracruz	135	314
Ripasa (Note 4(a))	—	646
Ahlstrom VCP	—	39
Other	22	10

	157	1,009

Goodwill, other (Note 9(b))	132	—

	132	—

The Aracruz investment account balance was determined as follows:

	2008	2007

Aracruz US GAAP shareholders’ equity	938	2,387
Participation in total equity (common and preferred) - %	12.35	12.35

Investment account	116	295
Goodwill	19	19

Investment and goodwill	135	314

A-F-39

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

	2008	2007	2006

Equity in earnings (losses)
Aracruz	(153)	52	56
Ripasa (through August 31, 2008)	20	15	19
Capital gain on sale of investments (Note 4(d))	—	48	—
Ahlstrom VCP	—	1	—
Other	1	(3)	2

	(132)	113	77

(a)	Aracruz

The Company accounts for its investment in Aracruz using the equity method of accounting. At December 31, 2008 the Company’s investment in Aracruz amounted to US$ 135, included in the investment balance is unamortized goodwill of US$ 19. In 2008, the Company recorded a loss for its share in the equity losses for this investee of US$ 153 (gains of US$ 52 in 2007 and US$ 56 in 2006). Aracruz uses the U.S. dollar as its functional currency.

VCP provides no guarantees to Aracruz and is not liable for amounts due to Aracruz creditors. VCP’s equity at risk is limited to its investment in Aracruz. For statutory purposes in Brazil and under Brazilian GAAP, VCP accounts for its investment in Aracruz on the proportional consolidation method. VCP has certain financial covenants that are based on Brazilian GAAP (Note 12(i)).

Subsequent to the balance sheet date the Company acquired an additional interest in Aracruz, which concluded the renegotiation of certain outstanding loans with its creditors (Note 4(e)).

(b)	Ripasa

The Company accounted for its investment in Ripasa using the equity method of accounting until August 31, 2008. Beginning September 1, 2008, we started to recognize our 50% interest in the Consortium’s operations (which basically operates in our paper segment) and no longer applied the equity method. The related goodwill is disclosed separately as “Other goodwill” at December 31, 2008 of US$ 132.

A-F-40

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

Aracruz and Ripasa’s December 31 condensed balance sheets and condensed statements of operations for the three years ended December 31, 2008 are as follows:

	Aracruz (i)
	2008	2007

Current assets	1,194	1,251
Property, plant and equipment, and other assets	4,206	3,374
Current liabilities	604	328
Long-term debt (long-term portion)	3,567	1,312
Other long-term liabilities	291	597

Net assets	938	2,388

	Aracruz (i)
	2008	2007	2006

Net sales	1,911	1,884	1,681
Operating income	342	594	499
Net income (loss)	(1,239)	422	455

Ripasa (ii)
2007

Current assets	208
Property, plant and equipment, and other assets	1,411
Current liabilities	175
Non-current liabilities	500

Net assets	944

	Ripasa (ii)
	2008	2007	2006

Net sales	462	478	573
Operating income	68	59	67
Net income	38	28	55

(i)	12.35% total ownership interest (28.0% of the voting shares).

A-F-41

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(ii)	50% interest recorded based on the equity method until August 31, 2008, thereafter the consortium’s started to operate and the results of the production sharing unit were then recorded on a line by-line basis directly in VCP’s statement of operations.

10	Property, Plant and Equipment

	2008	2007

Land	464	482
Buildings	183	183
Machinery, equipment and installations	1,494	1,250
Forests	738	706
Other	201	326

Construction in progress
VCP-MS (Note 4(b))	1,396	1,285
Other	76	279

	4,552	4,511
Accumulated depreciation and depletion	(686)	(595)

	3,866	3,916

Financial income accruing from the VCP-MS trust (Note 4(b)), totaling US$ 32, was disbursed in 2008 as construction in progress. Interest capitalized on construction in progress in each of the periods was: 2008 - US$ 3; 2007 - US$ 6 and 2006 - US$ 11. The accumulated depreciation of capitalized leases was US$ 1 in 2008 (none in previous years).

11	Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 6.06% at December 31, 2008 (2007 - 5.72%). Historically, we have not incurred significant losses in connection with such recourse provisions.

A-F-42

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

12	Long-term Debt

	Interest rate December 31, 2008	2008	2007

Third parties
In U.S. dollars
Export credits (prepayment)	LIBOR + 1.30%	1,040	848
Export credits (prepayment)	6.05%	25	—
Fixed rate notes	2.15%	50	50
Leasing agreements	LIBOR + 1%	16	—
Import notes	LIBOR + 3%	8	—

In Reais
Export credit notes	94% of CDI	113	30
Leasing agreements	101% of CDI	22	—

Total third parties		1,274	928

Related parties
In U.S. dollars
VOTO III loan	7.88%	54	43
VOTO IV loan	7.75%	201	201

In Reais
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES
TJLP	TJLP + 3.68%	102	159
UMBNDES	UMBNDES + 3.8%	18	22

Total related parties		375	425

Total debt		1,649	1,353
Less: current portion		(490)	(156)

Long-term portion		1,159	1,197

•	LIBOR (London Interbank Offered Rate) at December 31, 2008 was 1.75% p.a. (2007 - 4.60%).

•	TJLP (“Taxa de juros de longo prazo”), a long-term interest rate fixed quarterly by the Brazilian Central Bank. At December 31, 2008, the TJLP was 6.50% p.a. (2007 - 6.25%).

•	The UMBNDES is a weighted average rate based on the exchange rates in a basket of currencies, predominantly U.S. dollars, held by BNDES.

•	CDI (Interbank Deposit Certificate) at December 31, 2008 was 13.6% p.a. (2007 - 11.11%).

A-F-43

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(a)	Export credits (prepayment)

In September 2008, VCP recorded its 50% share of the Consortium loans which at September 30, 2008 totaled US$ 83 comprising contracts for export prepayment (US$ 73) and import financing (US$ 10) which mature in 2012. At December 31, 2008 the outstanding amount was US$ 62.

In May 2008, VCP signed an export prepayment contract with Nordea Bank AB for the aggregate amount US$ 50 at LIBOR plus 0.68% p.a. Payments are due through 2012 in installments to match export shipments. The financings are guaranteed by export contracts.

In April 2008 VCP signed a bridge loan with ABN AMRO Bank NA in an aggregate amount of US$ 200 at LIBOR plus 2% p.a. The financing matured on September 26, 2008, and was guaranteed by a security interest in financial assets. The maturity date was renegotiated and deferred to March 24, 2010, indexed at LIBOR plus 5%.

In June 2007 we signed an Export Prepayment contract with Banco Bilbao Vizcaya Argentaria for US$ 100 at LIBOR plus 0.38% p.a. Payments are due through 2015 in installments to match export shipments. The financings are guaranteed by export contracts.

In September 2006 we signed an Export Prepayment Facility Agreement with a pool of banks (ABN Amro Bank, Banco Santander Central Hispano and Banco Bradesco) in an aggregate amount of US$ 550 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financings are guaranteed by export contracts. The proceeds of the Agreement were used to prepay various then outstanding Export Prepayment loans.

In July 2006, our wholly-owned subsidiary VCP Overseas Holding KFT, signed an Export Prepayment Agreement with a syndicate of banks in an aggregate amount of US$ 375 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financings are guaranteed by export contracts. The proceeds were used to purchase from the lender and convert into an inter-company loan various outstanding Export Prepayment loans.

(b)	Fixed rate notes

On May 2008, we renewed a foreign exchange denominated financing agreement with UNIBANCO - União de Bancos Brasileiros S.A. for the Reais equivalent of US$ 50 obtained for the working capital purposes, which matures in 2009.

A-F-44

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(c)	VOTO III loan

In January 2004, Votorantim Participações S.A. (“VPAR”), our ultimate controlling shareholder, formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount originally issued US$ 45, and are the guarantors for this amount.

(d)	VOTO IV loan

On June 24, 2005 VOTO IV, a wholly-owned subsidiary of VPAR, issued US$ 400, 7.75% Fixed Rate Notes due 2020 in the international market, under Rule 144A and Regulation S. VCP was a guarantor of 50% of the debt issued by VOTO IV and we received 50% of the total amount originally issued (US$ 200). On September 6, 2005, we acquired a 50% interest in VOTO IV and continue as the guarantor for 50% of these Notes.

(e)	BNDES

On October 4, 2007, we signed a new financing agreement for the Reais equivalent of US$ 13 for the purpose of financing the construction of the plant house in Rio Grande Sul state. Part of the loan, equivalent to US$ 12, bears interest at TJLP plus 1.8% per annum and the remaining balance is indexed to the UMBNDES plus 1.3% per annum. This financing will mature in 2012.

On May 20, 2005, we signed a financing agreement with BNDES for the Reais equivalent of US$ 93 for the purpose of financing acquisition of timberlands. Part of the loan, equivalent to US$ 79, bears interest at TJLP plus 4.5% per annum. The remaining balance is indexed to the UMBNDES plus 4.5% per annum. This financing will mature in July 2015. Amounts drawn down at December 31, 2008 and 2007 were US$ 66 at each year.

We have several other financing agreements outstanding with BNDES primarily related to the acquisition of machinery and equipment. These obligations mature at varying dates through 2015 and bear interest at TJLP plus 3.68% p.a.

(f)	Leasing

The Company signed capital leases agreement with the Bank Société Générale for the acquisition of machinery used to fell and harvesting trees in the total amount of US$ 50. The first tranche of US$ 3 was released in September 2008 and matures in 2013.

A-F-45

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

On December 31, 2008, VCP recorded its 50% share of the Consortium pulp machine leasing liabilities that totaled US$ 22 which mature in 2014.

(g)	Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of VPAR.

(h)	Long-term debt maturities

At December 31, 2008, the long-term portion of long-term debt maturities is as follows:

2010	196
2011	180
2012	225
2013	168
After 2013	390

1,159

(i)	Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm’s-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP or US GAAP, depending on the contract. We were in compliance with all covenants during each period presented, except as of December 31, 2008. Following the breach of certain covenants at December 31, 2008, which could have resulted in accelerated amortization of balances due, we renegotiated the covenant terms with the creditor banks, for those loans which were subjected to accelerated repayment. The banks provided waivers of the covenants ratios for the period ended December 31, 2008. The remaining loans for which covenant terms had been breached, including a loan from BNDES (one of our shareholders), do not have the right to demand accelerated repayment. In these cases, if requested by the banks, we may be required to provide additional assets pledged as guarantees.

A-F-46

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

13	Related Parties

Balances and transactions with related parties are as follows:

	Nature and business purpose of transactions	2008	2007

Cash, cash equivalents and available for sale	Surplus cash funds invested with Banco Votorantim S.A.	40	34

Unrealized losses from cross-currency interest rate swaps	Arising from swap contract transactions in which the Banco Votorantim S.A. acts as counter-party	(7)	—

Long-term loans	Loans from related parties
Votorantim Group
VOTO III		54	43
VOTO IV		201	201
BNDES and its subsidiary BNDESpar (shareholder)		120	181

Trade payables from related parties	Purchases of wood, pulp and paper
Ripasa		—	67
Asapir		5	—

Revenue, income and expenses from transactions with related parties were as follows:

	2008	2007	2006

Purchases from Ripasa (*)	180	213	75
Purchases from Votener Votorantim Comercializadora de Energia Ltda.	15	9	6
Purchases from TIVIT Tecnologia da Informação S.A.	6	8	4
Financial income	28	34	70
Financial expenses	181	4	73

(*)	Through August 31, 2008; effective September 1, 2008 Ripasa is operating as a consortium (Note 9(b)).

Financial income arises from investments made in Banco Votorantim S.A.; financial expenses represent mainly losses on cross-currency interest rate swaps based on their respective fair values.

A-F-47

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

14	Financial Instruments

We are exposed to various market risks, including changes in foreign currency rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates.

We use cross-currency interest rate swap contracts in the market to reduce our foreign currency exposure and also take into account the natural hedge provided by our exports in determining our hedging needs. We establish strict internal policies with respect to our currency exposure positions and revise these policies from time to time in response to new economic information on the macroeconomic environment in Brazil. The exposure to foreign currency risk is guided by closely monitored policies. We also invest in instruments linked to exchange variations.

We also use cross-currency interest rate swap contracts to mitigate the volatility of foreign exchange rate fluctuations on our U.S. dollar-denominated debt. The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of income in “Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net.”

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities include borrowings denominated mainly in U.S. dollars. Our sales outside of Brazil are largely U.S. dollar-denominated, while sales of pulp within Brazil are denominated in Reais but based on U.S. dollar prices with most of our operating costs being denominated in Reais. Our export revenues and cross-currency interest rate swap contracts partially mitigate the exposure arising from our U.S. dollar-denominated debt.

The majority of the Company’s sales revenue is denominated in U.S. dollars while more than half of its costs are incurred in Reais. The Company’s foreign currency risk management strategy permits it to use derivative instruments to protect against foreign exchange rate volatility.

A-F-48

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The percentage of our debt subject to fixed and floating interest rates (before taking into account the cross-currency swaps) is as follows:

	December 31
	2008	2007
	Percentage

Floating rate debt
Denominated in U.S. dollars	73	69
Denominated in reais	14	12

	87	81

Fixed rate debt
Denominated in U.S. dollars	13	19

	100	100

Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated borrowings and to the variations of the TJLP.

(a)	Policy for use of derivatives

The Company’s policy for derivatives aligns the maturity dates of the foreign currency financing obligations with the foreign exchange free cash flows, and is intended to hedge the Company’s cash against fluctuations in foreign exchange and interest rate movements. The Chief Financial Officer is responsible for managing derivatives by identifying exposures and correlations among different risk factors that are involved in the Company’s business.

This policy is restricted to mitigating the effects of exposure of cash flow to foreign currencies and prohibits transactions effected for speculation purposes. The risk mitigation transactions take into account a variety of products and counterparties.

(b)	Fair value of derivative contracts, criteria for evaluation and measurement, methods, and significant assumptions used to determine the fair value

Derivative financial instruments held by the Company are as follows:

(i)	A conventional swap in which the Company receives Yen and pays U.S. dollars, with a notional amount of US$ 45 and maturity date of 2014. This swap was contracted to mitigate currency risks from the VOTO III loan. As of December 31, 2008, the fair value receivable is US$ 3 (2007- US$ 5).

A-F-49

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(ii)	A conventional swap in which the Company receives the CDI rate and pays U.S. dollar (Call’s NCE) with a notional amount of US$ 50. This swap was contracted to reduce the loan cost and to match cash outflow. This swap is subjected to four call options through February 2009, with an average strike price of US$ 1.9. As of December 31, 2008, the fair value payable is US$ 32.

(iii)	A conventional swap in which the Company receives U.S. dollars and pays CDI rate with a notional amount of US$ 100 and maturity in November 2009. This swap was contracted to mitigate risks from fluctuations on the short-term loans denominated in foreign currency. As of December 31, 2008, the fair value receivable is US$ 2.

(iv)	A conventional swap in which the Company receives U.S. dollars plus interest plus 300% of the CDI and pays 100% of the CDI, with a notional amount of US$ 6 and maturity in January 2009. This swap was contracted to mitigate risks from the short-term loans denominated in foreign currency. As of December 31, 2008, the fair value receivable is nil.

(v)	A swap in which the Company receives LIBOR plus interest and pays 99.7% of the CDI, with a notional amount of US$ 50 and maturity on March 29, 2010. This swap was contracted to mitigate risks from the export credit agreements. As of December 31, 2008, the fair value receivable is US$ 3.

(vi)	Sale of Non-Deliverable Forwards (“NDF”) from over-the counter transactions without physical delivery. NDFs relate to a future purchase and/or sale of a fixed currency amount, without initial disbursement, based on a notional amount and a strike price. The notional amount is US$ 24 and the maturity date is January 2010. At the maturity date the result will be the difference between the contracted rate and the maturity date rate, multiplied by the notional amount. As of December 31, 2008 (no similar operations in 2007), the sale average strike is US$ 1.94 and the purchase average strike is US$ 2.24 and, the fair value liability is US$ 8.

(vii)	Swaps and Target Forwards (“TARN”) are over-the counter transactions without initial disbursement. The notional amount is US$ 126 and the maturity date is January 2010. If at the maturity date, the exchange rate is be below the strike price, the Company will receive the difference between these rates multiplied by the notional amount, limited to a contracted gain, which if reach at each maturity date will cancel all the subsequent maturities (“Knock out”). However, if the exchange rate at maturity is above the strike price, the Company will pay the difference between these rates multiplied by the double the notional amount. As of December 31, 2008 (no similar operations in 2007), the average strike is US$ 1.75 and the fair value liability is US$ 68.

A-F-50

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The following means were used to measure the fair value of the derivative contracts positions:

(i)	Swaps - were measured based on the future cash flows, considering the contractual rates up to maturity dates, discounted to present value using the BM&F fixed rate yield curves.

(ii)	NDF - were measured by the difference between the asset estimated at each maturity date from similar transactions at the BM&F on December 31, 2008 and the contractual reference amount at the maturity date.

(iii)	TARN - were measured by application of the Monte Carlo Model, in which possible U.S. dollar forward scenarios are generated based on the current exchange rate level and implicit volatility obtained from Bloomberg. Based on these simulations, possible payables or receivables are obtained at each verification dates. These flows are then discounted to present value using the BM&F fixed rate yield curve. The average of these present values represents the fair value of the transaction.

Derivative instruments are classified and demonstrated in the table below based on one of the following categories:

•

Level I - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level II - other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly, such as: quoted prices for similar assets or liabilities in active or not active markets and other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates). Determined adjustments to these inputs can be adopted to these inputs, based, for instance, on the volume and level of activity in the markets the inputs are observed.

•

Level III - unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available and reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset or liability. Unobservable inputs shall be developed based on the best information available in the circumstances and are highly dependent on management’s judgment.

A-F-51

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

		December 31, 2008
			Fair value at the reporting date			Year ended December 31, 2008
	Notional amount	Carrying amount	Level I	Level II	Level III
Unrealized gain (loss) from cross- currency interest rate swaps, TARN and NDF
TARN	126	(68)	—	(68)	—	(100)
NDF	24	(8)	—	(8)	—	(64)
CDI x US$ (Call’s NCE)	50	(32)	—	(32)	—	(57)
LIBOR x CDI	50	3	—	3	—	31
Yen x US$	45	3	—	3	—	6
US$ x CDI	100	2	—	2	—	2
US$ /CDI x CDI	6	—	—	—	—	—

		December 31, 2007
			Fair value at the reporting date			Year ended December 31, 2007
	Notional amount	Carrying amount	Level I	Level II	Level III
Unrealized gain from cross currency interest rate swaps Yen x US$	45	(5)	—	(5)	—	17

Our counterparties are financial institutions, including Banco Votorantim S.A., a member of the Votorantim group. The rates that we negotiate with Banco Votorantim S.A. reflect those available in the current financial market. Our treasury department also compares these rates to those offered by other banks in order to assure that we receive the most favorable terms and conditions available for each transaction.

(c)	Fair value of other financial instruments

To determine the fair value of assets and liabilities, amounts were adjusted, when applicable, based on market or contractual interest rate.

A-F-52

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The fair value of other financial instruments and investments are disclosed at the following table:

	December 31, 2008
		Fair value at the reporting date
	Carrying amount	Level I	Level II	Level III

Cash and cash equivalents	280	—	280	—
Trading securities	43	—	43	—
Investment in Aracruz	135	217	—	—
Short-term debt, including current portion from long-term debt	928	—	856	—
Long-term debt	1,159	—	1,114	—

	December 31, 2007
		Fair value at the reporting date
	Carrying amount	Level I	Level II	Level III

Cash and cash equivalents	565	—	565	—
Available-for-sale securities	176	—	176	—
Investment in Aracruz	314	1,150	—	—
Short-term debt, including current portion from long-term debt	367	—	367	—
Long-term debt	1,197	—	1,213	—

15	Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (in Other assets) which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and the corresponding deposits is as follows:

	2008		2007
	Deposits	Provisions	Deposits	Provisions

Tax-related	127	135	150	173
Labor-related	3	20	8	15
Civil-related	—	6	—	9

	130	161	158	197

A-F-53

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The transactions in our provision account were as follows:

	2008	2007	2006

At beginning of year	197	152	172
Provisions for new legal proceedings	—	21	11
Reversal	(8)	—	(47)
Consortium - Conpacel	16	—	—
Translation adjustment	(44)	24	16

At end of year	161	197	152

(a)	Tax-related

We have instituted a number of legal proceedings which we are seeking a refund or contesting the imposition of certain taxes. The more significant of these proceedings are as follows:

(i)	In 1999, we filed a lawsuit challenging the 1% increase in the COFINS (Social Contributions on Revenues) tax rate (from 2% to 3%), a tax on revenues. Although we have obtained a legal injunction, based on advice of our legal counsel and reflecting rulings by the Federal Supreme Court, we accrued US$ 55 relating to this claim, from 2002 through 2004. In December 2005 we made a judicial deposit of US$ 55 following an unfavorable decision of the Supreme Court.

(ii)	During 2002, we filed a lawsuit challenging the inclusion of the ICMS (Value-added sales tax) in the computation basis for the COFINS tax, relating to the period from 1996 to 2003, as well as our deductibility of recoverable ICMS originated from raw material used for tax exempt paper products. We have accrued and deposited US$ 26 relating to this claim.

(iii)	In 1996, we filed a judicial claim to assure our right to the deductibility of inflation-indexed depreciation (an uplift of 70%) arising from a government economic stabilization program in January 1989. We obtained a favorable decision enabling the partial deduction of an uplift of 43%. Based on advice of our legal counsel, we have accrued US$ 7 relating to this claim.

(iv)	In 1998, Brazilian Law No. 9718/98 was enacted which increased the base for both PIS and COFINS for 1999 (levying other revenue lines and not only billings), while at the same time, increasing the rate for COFINS. On June 23, 2006 and August 29, 2006, we received unappealable favorable rulings for separate legal cases related to our challenge that the payment of Social Contributions on Revenues (PIS and COFINS) on other revenues (primarily on financial income) was inappropriate. As a result, in 2006 we reversed US$ 47 in the statement of operations as Financial income.

A-F-54

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(v)	Provisions relating to Conpacel are a result of our assumption on September 1, 2008 of 50% of the legal proceedings of that operating entity.

(b)	Unprovided possible loss contingencies

VCP is party to a substantial number of other legal proceedings in the normal course of its business involving possible risk of loss, in addition to the lawsuits and administrative proceedings discussed above.

Management does not believe that such legal proceedings will, individually or in the aggregate, have a material adverse affect on our business, results of operations or financial condition, and therefore, no provisions have been recorded based on management’s assessment of the probability of loss.

These possible losses, at December 31, are as follows:

	2008	2007

Tax-related	274	196
Labor-related	14	14
Civil-related	6	9

	294	219

(c)	Unprovided remote loss contingencies

Income tax assessment

In December 2007 our wholly-owned subsidiary, Normus, was assessed of US$ 512, the Reais equivalent of R$ 906.9 million by the Brazilian tax authorities for its alleged non-payment of income and social contribution taxes relating to the operations of its wholly-owned foreign subsidiary during the period of 2002 to 2006. Normus, which is domiciled and operates from Hungary, has as its principal business activity the resale of our pulp and paper in international markets.

Management is confident, as supported by the position of external legal counsel, that the subsidiary has fully settled its tax obligations in Hungary and that the claim by the Brazilian tax authorities to the effect that the income should have been taxed in Brazil is totally unfounded. Management believes, on this basis, and on existing Brazilian legal precedents including, among others, the Brazilian-Hungarian bi-lateral income tax treaty, that the risk of loss to the Company from this assessment is remote. The said treaty establishes, among other things, that Hungary has the exclusive sovereign right to tax the operations of entities domiciled and doing business from its territory.

A-F-55

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

On December 21, 2007, Normus filed an administrative appeal and, as management and external legal counsel believe the Company’s position will prevail, it has not recognized a liability.

(d)	Commitments

We do not maintain insurance for our forests; rather, our policy is to self-insure against fire, disease and other risks to our forests. We have taken measures to mitigate these risks, but any losses from damage outside of our control would be for our own account.

We provide guarantees to banks, not in excess of 180 days, although in exceptional cases, this is extended to 240 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2008, customer guarantees provided by us totaled US$ 112, including interest (US$ 127 at December 31, 2007 and US$ 120 at December 31, 2006). Our guarantees are usually secured by the personal guarantee of the customer’s owner.

The vendor guarantee does not expose the Company to any greater risk or net obligation than a credit sale. In the case of a credit sale, revenue is recorded on shipment, and a receivable is created. If the credit sale customer does not pay the receivable, then the Company would establish a doubtful debts allowance if it considered loss to be probable. In a vendor financed sale, the Company records revenue on shipment and receives full payment from the bank. If the customer does not pay the bank within the specified time period, the Company would have to satisfy its guarantee to the bank. The Company would, at that time, charge the obligation to selling expenses if it considered the loss to be probable. The Company would then look to the customer for payment on the sale. The Company’s losses from guarantees honored to-date have been negligible.

We lease timberlands under operating leases from third parties as a source for raw material for our products. The leases, most of which commenced in 1991, are typically for a term of 21 years. Lease payments, equal to 30% of the market value of the timber harvested on the property, are payable after each harvest. We guarantee to the lessor a minimum harvest payment. Payments under these operating leases were US$ 13 in 2008 and in 2007 and US$ 2 in 2006. At December 31, 2008, minimum lease payments due in 2009 total US$ 13.

A-F-56

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

At December 31, 2008, future minimum operating lease payments were as follows:

2009	13
2010	18
2011	18
2012	17
2013	17
After 2013	90

173

We have commitments for capital expenditures amounting to US$ 300 at December 31, 2008.

We have long-term “take-or-pay” contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from one to ten years for which the contractual obligations are US$ 64 per annum. Additionally, we have long-term “take-or-pay” contracts with a supplier of pulp for 30 years. The contractual obligation in connection with this contract is US$ 65 per annum.

The following is a summary of guarantees issued to other companies of the Votorantim Group:

			Outstanding guarantee amount
Primary obligor	Obligations	Beneficiary	2008	2007

VOTO III	US$ 300 notes issuance	Noteholders and the trustee	45	45
VOTO IV	US$ 400 notes issuance	Noteholders and the trustee	200	200

16	Segment Information

(a)	Segment information

The following information about segments is based upon information used by our senior management to assess the performance of our operating segments and decide on the allocation of resources. This approach is required by SFAS 131, “Disclosure about Segments of an Enterprise and Related Information”, and has been applied for all periods presented. Our paper and pulp operations are based solely in Brazil. Intersegment revenues are accounted for at amounts which approximate those that would be obtained in a sale to third parties.

A-F-57

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance information generated from the statutory accounting records, except for the effects of our current affiliate Aracruz and former affiliates, Ripasa and Ahlstrom VCP through August 31, 2008 which are proportionally consolidated in our Brazilian GAAP financial statements but are not included in information used by our senior management to assess the performance of our segments. The local currency information related to statement of operations data has been translated to U.S. dollars, for convenience purposes, at the average rate of each year presented. The information as at the balance sheet dates has been translated at the respective year-end exchange rates.

	2008	2007	2006

Net operating revenue - Brazilian GAAP
Pulp	771	653	520
Paper	602	691	803

Reconciling item to US GAAP
Pulp	(2)	(2)	(1)
Paper	(5)	(9)	(5)

Total net operating revenue - US GAAP	1,366	1,333	1,317

Intersegment sales of pulp to paper segment	18	43	254

Net operating revenue before intersegment sales eliminations - US GAAP	1,384	1,376	1,571

Depreciation and depletion expense - Brazilian GAAP
Pulp	132	136	127
Paper	37	12	68

Reconciling items to US GAAP
Pulp	(8)	(4)	(2)
Paper	(1)	(1)	—

Depreciation and depletion expense - US GAAP	160	143	193

There are certain differences between the methodologies we use to determine the operating profit shown in the following table and operating profit reported in our US GAAP statement of operations. For segment reporting purposes we defer start-up costs of new facilities and amortize them against operating profit over the subsequent ten years. We allocate depreciation to segments based on property, plant and equipment amounts which have been indexed for inflation, rather than the historical real amounts.

A-F-58

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

These differences are reconciled as follows:

	2008	2007	2006
Segment operating income - Brazilian GAAP
Pulp	145	143	200
Paper	65	103	124

Operating income under Brazilian GAAP	210	246	324

Reconciling items to US GAAP
Depreciation and amortization expense
Pulp	—	1	2
Paper	—	1	2
Other adjustments
Pulp	(2)	(4)	(21)
Paper	(8)	(13)	(22)

Gain on exchange of assets, net	—	955	—

Total pulp	143	142	181
Total paper	57	89	104
Gain on exchange of assets, net	—	955	—

Operating income - US GAAP	200	1,186	285

Segment assets
Pulp	4,000	3,364	1,332
Paper	597	495	556

Total segment assets per Brazilian GAAP	4,597	3,859	1,888

Reconciling items to US GAAP
Pulp	(560)	50	37
Paper	(171)	7	20

Total pulp	3,440	3,414	1,369
Total paper	426	502	576

Property, plant and equipment - US GAAP	3,866	3,916	1,945

Capital expenditures per Brazilian GAAP
Pulp	634	420	198
Paper	55	51	50

Reconciling items to US GAAP
Capitalized interest - Pulp	3	6	2

Total pulp	637	426	199
Total paper	55	51	49

Capital expenditures - US GAAP	692	477	248

A-F-59

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(b)	Export sales by region

The sales by geographic area are determined based on the location of the customers.

	2008		2007		2006
	Paper	Pulp	Paper	Pulp	Paper	Pulp

Europe	6	359	14	342	54	292
Middle East and Asia	—	183	—	141	5	127
North America	11	57	20	52	57	46
South America, other than Brazil	26	1	54	1	49	—
Africa	—	2	—	—	2	—

	43	602	88	536	167	465

17	Shareholders’ Equity

(a)	Dividends

Our by-laws require that we pay a dividend to our common and preferred shareholders of at least 25% of our annual net distributable income determined in accordance with Brazilian Corporate Law. In accordance with VCP’s dividend policy, VCP is committed to pay dividends and/or interest attributable to capital based on 60% of its “free operating cash flow”. Free operating cash flow is expected to be an amount equal to net income, as adjusted by the sum of (a) non - cash items such as depreciation, amortization, unrealized foreign exchange gains (losses) and equity gain (loss) of affiliate, and (b) net financial income (expense) and income and social contribution taxes effectively paid, and reduced by (c) the sum of changes in working capital required in the business and capital expenditures. The computation is based upon VCP’s financial statements prepared in accordance with Brazilian GAAP.

In 2007 and 2006 we paid dividends in excess of the mandatory amount. In 2008, no dividends were paid or accrued relating to 2008 operations as we presented a loss under Brazilian GAAP.

The devaluation of the Real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the Real depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the Real results in net foreign exchange losses which are included in the statement of operations determined under Brazilian GAAP and which reduces the amount of unappropriated earnings available for distribution. Brazilian law permits the payment of dividends only in Reais limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian GAAP. At December 31, 2008, we had R$ 835 million (equivalent to US$ 357) of unappropriated retained earnings balances in reserves available for distribution (2007 - R$ 2,240 million, equivalent to US$ 1,265) in our statutory books.

A-F-60

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

Dividends paid per shares in U.S. dollars were as follows:

	2007	2006

Preferred	0.70	0.80
Common	0.64	0.72

Preferred shareholders are entitled to receive a dividend per share 10% higher than that paid to common shareholders but do not have a contractual obligation to share in losses of the Company.

The preferred shareholders may not vote at shareholders meetings but have priority in repayment of their capital, in the case of liquidation.

In accordance with the Brazilian Corporate Law and our by-laws we are required to make annual appropriations to certain reserves (Appropriated retained earnings). These comprise mainly (a) 5% of the net income (loss) in our statutory accounts which must be transferred to a legal reserve until such reserve reaches 20% of our share capital and (b) appropriation to an investment incentive reserve of an amount equal to income tax abatements related to income generated from investments in certain underdeveloped regions of Brazil. The legal and investment incentives reserves cannot be used to distribute dividends to our shareholders.

Brazilian companies are permitted to pay limited amounts of interest attributable to capital to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. Interest attributable to capital is treated as a dividend for purposes of the mandatory dividend payable. A 15% tax is withheld and paid by upon credit of the interest.

(b)	Treasury shares acquisition and retirement

Treasury shares transactions and additional paid-in capital:

(i)	On June 10, 2008 we repurchased 2,784,091 of our own shares from CMT at an average price of US$ 33.49 per share (Note 4(a)).

A-F-61

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(ii)	On July 14, 2008 we retired these treasury shares acquired reducing the corresponding balances of Additional paid-in capital and Retained earnings.

18	Concentration of Credit Risk

We are potentially subject to credit risk with respect to our cash equivalents, available for sales securities, trade receivables, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and available for sales securities by placing our investments with highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the US, Europe and Asia are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

19	Financial Income and Financial Expense

	2008	2007	2006

Financial income
Interest income on cash equivalents	68	27	37
Interest income on Pöyry’s fund (Note 4(b))	32	124	—
Gain on available for sale securities	—	42	62
Reversal of contingency provision (Note 15(a))	8	—	47
Present value adjustment	7	12	16
Other (including taxes)	34	31	4

	149	236	166

Financial expenses
Interest and charges on U.S. dollar debt	67	65	91
CMT payment (Note 4(a)(i))	88	—	—
Interest and charges on real debt	19	14	15
Tax on checking accounts - CPMF	—	12	9
Indexation and interest charges on contingencies	2	20	6
Other	51	34	27

	227	145	148

A-F-62

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

20	Liabilities Associated with Unrecognized

Tax Benefits

The Company adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax and social contribution tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management’s best judgment given the facts, circumstances and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company’s tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded in the balance sheet as either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. Interest and penalties are accrued with respect to unrecognized tax benefits in accordance with the legislation of the respective taxing jurisdictions, which are recognized as a component of interest expense.

The adoption of FIN 48 did not have any impact in the Company’s statements of operations and financial position and did not result in a cumulative adjustment to retained earnings upon adoption (Note 2(i)).

As of December 31, 2008, we have no amount recorded for any uncertainty in income taxes.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

A-F-63

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

21	Retirement Benefits

(a)	Defined contribution plan

In March 2000 we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we match the employee’s contribution limited to 1.5% of the employee’s compensation. For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation. At our option we may also make additional contributions. Our contributions vest in varying percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service. Our contributions were US$ 2 in 2008, US$ 5 in 2007 and US$ 3 in 2006.

(b)	Post-retirement benefits

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility it shares with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the year ended December 31, 2008, 2007 and 2006 amounted to, US$ 2, US$ 3 and US$ 1, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 26 at December 31, 2008 and US$ 23 at December 31, 2007.

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2008. Based on the report of our independent actuary, the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 26.

	Percentage
	2008	2007

Weighted-average assumptions
Discount rate	7.75	8.0
Health care cost trend on covered changes	3.0	3.0

Components of net periodic benefit cost for 2009 and 2008
Interest cost	3	3
Total net periodic benefit cost (benefit)	3	3

A-F-64

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

It has been assumed, for measurement purposes, that health care cost trends for 2009 will not be considerably different from 2008. Our actuaries are unable to project the direction and pattern of changes in both the assumed and ultimate trend rates, nor can they estimate when the rates are expected to be achieved.

A one-percentage-point change in assumed health care cost trend rates would have had the following effects in 2008 and 2007 (all other assumptions have been held constant):

	One-percentage - pint decrease
	2008	2007

Sensitivity of retiree welfare results
On total service and interest cost components	(0.3)	(0.3)
On post-retirement benefit obligation	(3.0)	(2.6)

22	Subsequent Events

(a)	Acquisition of shares of Aracruz

On January 21, 2009, the Families, owners of Arapar S.A. (“Arapar”) and São Teófilo Representação e Particapações S.A. (“Sao Teófilo”), which hold 6.03% and 6.32%, respectively, of the total capital of Aracruz (equivalent to 28% of the voting capital or 127,506,457 common shares of Aracruz) sold to VCP, for R$ 2,710 million (equivalent to US$ 1,160 at December 31, 2008), their participations in the Arapar and São Teófilo. At an Extraordinary Shareholders Meeting of the Company on February 6, 2009, the shareholders approved a capital increase of up to R$ 4,254 million (equivalent to US$ 1,877, at the exchange rate on February 6, 2009), through the issuance of 62,105,263 common shares and up to 161,789,474 preferred shares at a unit price of R$ 19.00 per share, via a private subscription.

The Shareholders Meeting approved the capital increase subscription to be paid in the following manner:

(i)	Votorantim Investimentos Industriais S.A. (“VID”), shareholder, will exercise its pre-emptive right to subscribe 62,105,263 common shares with a total value of R$ 1,180 million that will be paid via the capitalization of R$ 1,000 million of existing Advances for Capital Increases and the remaining R$ 180 million in cash.

A-F-65

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(ii)	BNDESpar, holder of 56,880,857 common shares of Aracruz will subscribe R$ 828 million for 43,588,699 preferred shares of VCP, utilizing its common shares of Aracuz, which will be received and subscribed at a unit price of R$ 14.56. The shares of VCP will be issued at a unit price of R$ 19.00.

(iii)	BNDESpar will guarantee the subscription and payment of up to 95,789,517 preferred shares and or the unsubscribed preferred shares of VCP up to R$ 1,820 million, requiring VID to transfer to BNDESpar, the preemptive right to subscribe to these preferred shares that remain after the subscription.

(iv)	The remaining shareholders of Aracruz, holders of outstanding common shares, will have the right to subscribe using these common shares of Aracruz, at a unit value of R$ 14.56 in exchange for preferred shares of VCP at the per unit value of R$ 19.00; The difference will be subscribed in cash.

(v)	The Families and Safra will guarantee the subscription and payment of unsubscribed preferred shares of VCP up to R$ 90 million each.

On March 5, 2009, VCP executed a contract to acquire 127,506,457 common shares issued by Aracruz, representing approximately 28% of the voting capital, from Safra, as a result of Safra having exercised its tag along right of a joint sale with the Families. The closing date was April 29, 2009, when the first payment occurred and, upon its conclusion, VCP holds, directly and indirectly, approximately 84% of the voting capital of Aracruz. The remaining payment will be settled under the same terms agreed with the Families.

Pursuant to the deliberations that occurred on February 6, 2009 at the Extraordinary Shareholders Meeting relating to the capital increase of VCP, the following capital increases were made on April 30, 2009 and these capital increases as well as subscriptions (i), (ii) and (iii) described in the second preceding paragraph were ratified on May 27, 2009 at an Extraordinary Shareholders Meeting on May 27, 2009 called specifically for this purpose:

(i)	Safra subscribed 4,537,335 preferred shares of VCP for R$ 86 million (equivalent to US$ 40, at the April 30, 2009 exchange rate).

(ii)	The Families subscribed 4,763,249 preferred shares of VCP for R$ 91 million (equivalent to US$ 40, from March 6, 2009 to May 5, 2009 exchange rate).

A-F-66

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(b)	Shareholder’s agreement with BNDESpar

Upon the conclusion of the aforementioned capital increase, VID and BNDESpar executed a shareholders agreement that contemplated, among others, the following conditions:

(i)	Shares representing 21.04% of the common shares that will be held by BNDESpar after the migration of VCP to the New Market of the São Paulo Stock Exchange - BOVESPA, will be subject to the conditions of the shareholder’s agreement for a period of up to three years from signature and, as a result, BNDESpar and VID will together hold, at a minimum, 50.1% of the voting capital of VCP.

(ii)	Approval of specified matters requires the affirmative vote of Bndespar.

(iii)	Between the fourth and fifth year of the agreement’s term, 10.94% of the common shares held by BNDESpar will be subject to the above conditions and, as of June 2014 all shares held by BNDESpar will no longer be subject to its terms.

(c)	Renegotiation of the debts of Aracruz

On May 13, 2009, Aracruz signed the final contract with the creditor banks to pay amounts owing from the financial derivative transactions in 2008. The principal terms and conditions of this contract ratified the terms previously established in the preliminary contract executed in January 2009.

(d)	Public Offer

Pursuant to the deliberations of an Extraordinary Shareholders Meeting of May 27, 2009, VCP launched on June 1, 2009 a Public Offering, filed with the Comissão de Valores Mobiliários (“CVM”), to acquire 15,507,357 common shares issued by Aracruz (representing approximately 3.41% of the total common shares) for a per share price of R$ 17.00. This price, which is equal to 80% of the price per share paid to each of the Families, will be paid on the same terms and conditions to those accepted by the Families and Safra. The Public Offer will expire on June 30, 2009 and upon its completion all common shares of Aracruz, representing approximately 42.5% of its total capital will be held by VCP and BNDESPar.

(e)	Corporate reorganization and corporate governance

In this regard the following events have occurred:

A-F-67

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(i)	On May 30, 2009, at an Extraordinary Shareholder Meeting of VCP, the conversion of its preferred shares into common shares at the exchange ratio of 0.91 common shares for one preferred share was ratified and, thereafter, subsequently ratified by a majority of the company’s preferred shareholders at a Special Meeting held on the same day. Preferred shareholders who do not wish to their shares to be converted have a 30 day period that ends on July 2, 2009, to inform the company that they, instead of converting their shares, choose to redeem the shares for the respective book value per share.

(ii)	On June 1, 2009, the Boards of Directors of both Aracruz and VCP unanimously agreed and established the exchange ratio of 0.1347 preferred shares of VCP for one preferred share of Aracruz, based upon among other factors, the reports of the special independent committees of both Aracruz and VCP, that had been previously constituted for this purpose and the previous computation based upon the average of the daily exchange ratios as determined by the daily market prices of the shares of VCP and Aracruz as traded on the stock exchange for the period beginning December 2, 2008 through and including January 16, 2009.

(f)	Merger of Aracruz’s shares by VCP

Within 15 days after the conclusion of the Public Offering a shareholders meeting will be called at both VCP and Aracruz to approve the merger of all Aracruz’s shares by VCP, in accordance with the terms and conditions to be approved by their respective Boards of Directors. At the shareholders meeting of VCP, the acquisition of the control of Aracruz will be ratified pursuant of Brazilian Corporate Law.

The approval by VCP of the merger of the shares issued by Aracruz does not grant appraisal rights to preferred shareholders of either company, since the preferred shares rights are defined pursuant of Brazilian Corporate Law.

Within 270 days from the conclusion of the merger of the shares of Aracruz by VCP, VID intends to cause VCP to become a member of the Novo Mercado, modifying its statutes to the Regulations for Listing on the Novo Mercado of the BM&F BOVESPA, including the conversion of its preferred shares to common shares, unless said membership would result in VCP being required to pay the appraisal rights, in which case the membership would be postponed until such time as the appraisal rights are no longer applicable.

To conform with Novo Mercado regulations, the VCP’s preferred shares will be converted into common shares. The exchange ratio will be of one preferred share for 0.91 common shares, on the assumption that the BNDESPar will concur with the conversion.

*        *        *

A-F-68

Exhibit 12.1

CERTIFICATION

I, Carlos Augusto Lira Aguiar, certify that:

1. I have reviewed this annual report on Form 20-F of Votorantim Celulose e Papel S.A., as amended by the Form 20-F/A to which this statement is filed as an exhibit;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: October 28, 2009

/s/ Carlos Augusto Lira Aguiar
Carlos Augusto Lira Aguiar Chief Executive Officer

A signed original of this written statement required by Section 302 has been provided to Votorantim Celulose e Papel S.A. and will be retained by Votorantim Celulose e Papel S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 12.2

CERTIFICATION

I, Marcos Grodetzky, certify that:

1. I have reviewed this annual report on Form 20-F of Votorantim Celulose e Papel S.A., as amended by the Form 20-F/A to which this statement is filed as an exhibit;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: October 28, 2009

/s/ Marcos Grodetzky
Marcos Grodetzky Financial and Investor Relations Officer

A signed original of this written statement required by Section 302 has been provided to Votorantim Celulose e Papel S.A. and will be retained by Votorantim Celulose e Papel S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 12.3

CERTIFICATION

I, Evandro César Camillo Coura, certify that:

1. I have reviewed this annual report on Form 20-F of Votorantim Celulose e Papel S.A., as amended by the Form 20-F/A to which this statement is filed as an exhibit;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: October 28, 2009

/s/ Evandro César Camillo Coura
Evandro César Camillo Coura Officer for Control and Risk Management

A signed original of this written statement required by Section 302 has been provided to Votorantim Celulose e Papel S.A. and will be retained by Votorantim Celulose e Papel S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of VOTORANTIM CELULOSE E PAPEL S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission on June 30, 2009, as amended by the Form 20-F/A to which this statement is filed as an exhibit (the “Report”), I, Carlos Augusto Lira Aguiar, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(i) the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Carlos Augusto Lira Aguiar
Name: Carlos Augusto Lira Aguiar

October 28, 2009

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of VOTORANTIM CELULOSE E PAPEL S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission on June 30, 2009, as amended by the Form 20-F/A to which this statement is filed as an exhibit (the “Report”), I, Marcos Grodetzky, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(i) the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Marcos Grodetzky
Name: Marcos Grodetzky

October 28, 2009

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 13.3

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of VOTORANTIM CELULOSE E PAPEL S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission on June 30, 2009, as amended by the Form 20-F/A to which this statement is filed as an exhibit (the “Report”), I, Evandro César Camillo Coura, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(i) the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Evandro César Camillo Coura
Name: Evandro César Camillo Coura

October 28, 2009

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Annex B

As filed with the Securities and Exchange Commission on June 30, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the Fiscal Year Ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.

Commission File No. 1-11005

ARACRUZ CELULOSE S.A.

(Exact name of Registrant as specified in its charter)

Aracruz Cellulose

(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Brigadeiro Faria Lima, 2277, 4th floor 01452-000 São Paulo, SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:

American Depositary Shares (as evidenced by American Depositary Receipts), each representing ten shares of Class B Preferred Stock	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

455,390,699 27,956,802 549,206,619	Shares of Common Stock Shares of Class A Preferred Stock Shares of Class B Preferred Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☒                 Accelerated filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐   No ☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Richard S. Aldrich, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

INTRODUCTION

Unless otherwise specified, all references in this annual report to:

•	“U.S. dollars,” “dollars,” “$” or “US$” are to United States dollars;

•	“reais,” “real” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•

“audited consolidated financial statements” are to the Audited Consolidated Financial Statements of Aracruz Celulose S.A. as of December 31, 2007 and 2008 and, for the three years ended December 31, 2008, together with the corresponding Report of Independent Registered Public Accounting Firm;

•	the “Company,” “Aracruz,” “we,” “us” and “our” are to Aracruz Celulose S.A. and its consolidated subsidiaries (unless the context otherwise requires);

•	“our preferred shares” and “our common shares” are to our authorized and outstanding preferred stock and common stock, respectively;

•	“Class A Preferred Stock” or “Class A Preferred Shares” are to our class A non-voting preferred stock (ações preferenciais classe A);

•	“Class B Preferred Stock” or “Class B Preferred Shares” are to our class B non-voting preferred stock (ações preferenciais classe B);

•	“Preferred Shares” are to our Class A Preferred Stock together with our Class B Preferred Stock;

•	“tons” are to metric tons of 1,000 kilograms each;

•	“COFINS” is the Contribuição para o Financiamenteo da Seguridade Social, a Brazilian federal social contribution;

•

“CPMF” is the Contribuição Provisória sobre Movimentação Financeira, a Brazilian federal social contribution that used to be charged to bank transfers and withdrawals at the rate of 0.38% and that was discontinued in January 2008;

•	“ICMS” is the Imposto sobre Circulação de Mercadorias e Serviços, a Brazilian state value-added tax;

•	“PIS” is the Programa de Integração Social, a Brazilian federal social contribution;

•	“TJLP rate” is the Taxa de Juros de Longo Prazo, the Brazilian long-term interest rate;

•	“CDI rate” is the interest rate on Brazilian interbank certificate of deposits (Certificados de Depósito Interbancário); and

•	“SELIC rate” is the daily average interest rate for repurchase agreements of Brazilian government treasury bonds.

As used in this annual report, one hectare equals approximately 2.471 acres, one kilogram equals approximately 2.2 pounds and one kilometer equals approximately 0.621 miles.

Unless otherwise indicated,

•	all references in this annual report to percentages, tons and U.S. dollars or real amounts of pulp are to “market pulp”; and

•	amounts in reais stated at a particular date and followed by U.S. dollar equivalents have been converted using the reais to U.S. dollars commercial selling rate in effect on such date.

FORWARD-LOOKING STATEMENTS

This annual report contains statements which constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or Securities Exchange Act. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “are expected to,” “expect,” “will allow,” “will continue,” “will likely result,” “should,” “would be,” “seek,” “approximately,” “intend,” “plan,” “project,” “estimate” or “anticipate,” or similar expressions or the negative thereof or other variations thereof of comparable terminology, or by discussions of strategy, plans or intentions. In addition, all information included herein with respect to future operations, financial condition, financial performance or other financial or statistical matters constitute forward-looking statements. Those forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be realized. Such statements appear in a number of places in this annual report, including, without limitation, the information set forth under the headings “Item 3D. Risk Factors,” “Item 4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects,” and include statements regarding our intent, belief or current expectations or those of our directors or our executive officers with respect to:

•	general economic, political and business conditions, both in Brazil and in our principal export markets;

•	inflation and fluctuation in exchange rates;

•	the effects of the current world economic crisis on global and Brazilian economic and market conditions;

•	existing and future governmental regulation;

•	the declaration or payment of dividends;

•	our direction and future operation;

•	the implementation of our proposed business combination with Votorantim Celulose e Papel S.A., or VCP, which directly and indirectly owns 96.5% of our common shares;

•	the implementation of our principal operating strategies, including our potential participation in acquisition or joint venture transactions or other investment opportunities;

•	the implementation of our financing strategy and capital expenditure plans;

•	our level of indebtedness and leverage;

•	changes in competitive conditions and in the general level of demand for our products;

•	other factors or trends affecting the pulp and paper market (including its cyclical nature and our financial condition or results of operations); and

•	other factors or trends affecting our financial condition or results of operations.

Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, as a result of various factors. We do not undertake, and specifically disclaim, any obligation to update or revise any forward-looking statements, which speak only as of the date hereof.

We make statements in this annual report about our competitive position and market share in, and the market size of, the pulp industry. We derive this third-party information principally from reports published by the International Pulp Statistical Committee, which includes the American Forest Paper Association, the

Canadian Pulp & Paper Association, the Finnish Forest Industry Federation and the Brazilian Pulp and Paper Association and reports published by Hawkins Wright Ltd., or Hawkins Wright. We have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Because we export substantially all of our production, and due to the fact that we operate in an industry that uses the U.S. dollar as its currency of reference and this is the currency in which cash is primarily generated and expended (thus representing the economic environment in which the Company conducts its operations), our management believes that the U.S. dollar is the Company’s functional currency and the most appropriate currency in which to present our audited consolidated financial statements. Accordingly, we have been presenting our primary U.S. GAAP audited consolidated financial statements in U.S. dollars since 1994. For this purpose, amounts in reais for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52.

Pursuant to SFAS 52, as it applies to us, non-monetary assets, including inventories, property, plant and equipment, accumulated depreciation and shareholders’ equity are remeasured at historical exchange rates. Monetary assets and liabilities denominated in reais are remeasured at period-end rates. Export sales invoiced in currencies other than the U.S. dollar are remeasured at the applicable exchange rate on the date of sale. Cost of sales, depreciation and other expenses relating to assets remeasured at historical exchange rates are calculated based on the U.S. dollar values of such assets, and other statement of operations accounts are remeasured at the rate prevailing on the date of the charge or credit to income.

For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the accounting practices adopted in Brazil. Our financial statements are prepared in accordance with Law 6,404/76, as amended, or the Brazilian Corporate Law, and are not adjusted to account for the effects of inflation.

The following table presents our selected financial data as of the dates and for each of the periods indicated. Our U.S. GAAP audited consolidated financial statements as of December 31, 2007 and 2008 appear elsewhere herein, together with the reports of our Independent Registered Public Accounting Firm, Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte. The selected financial information at December 31, 2004, 2005 and 2006 have been derived from our U.S. GAAP audited consolidated financial statements, not included in this annual report. The selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	At and for the year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands, except number of shares and per share amounts)
Statement of Operations Data
Operating Revenues
Domestic	66,083	62,019	77,431	137,086	152,285
Export	1,256,648	1,469,646	1,845,026	2,007,017	1,999,605

Gross operating revenues	1,322,731	1,531,665	1,922,457	2,144,103	2,151,890
Sales taxes and other deductions	(155,618)	(186,432)	(241,624)	(260,328)	(240,587)

Net operating revenues	1,167,113	1,345,233	1,680,833	1,883,775	1,911,303
Operating costs and expenses
Cost of sales	700,333	783,578	1,037,896	1,190,957	1,337,797
Selling	53,850	64,430	74,005	78,832	88,329
Administrative	31,072	33,820	57,020	58,708	64,738
Other, net	25,208	16,313	12,514	(38,624)	77,973

Total operating costs and expenses	810,463	898,141	1,181,435	1,289,873	1,568,837

	At and for the year ended December 31,
	2004		2005		2006		2007		2008
	(in US$ thousands, except number of shares and per share amounts)
Operating income	356,650		447,092		499,398		593,902		342,466
Non-operating (income) expenses
Financial income	(56,123)		(125,439)		(181,733)		(168,037)		2,093,875
Financing expense	119,976		137,276		149,719		100,864		112,690
Gain on currency remeasurement, net	(16,197)		(21,386)		(7,641)		(908)		(71,146)
Other, net	(76)		(778)		(7)		(61)		—

Total Non-operating (income) expenses	47,580		(10,327)		(39,662)		(68,142)		2,135,419

Income before income taxes, minority interest and equity in results of affiliated companies	309,070		457,419		539,060		662,044		(1,792,953)
Income tax expense
Current	42,746		71,086		30,754		41,343		34,305
Deferred	27,510		1,142		38,740		155,969		(524,063)

Total income tax expense (credit)	70,256		72,228		69,494		197,312		(489,758)
Minority interest	(9)		(31)		(544)		(10,522)		735
Equity in results of affiliated companies	(11,568)		(44,062)		(13,705)		(32,141)		63,766

Net income (loss)	227,237		341,098		455,317		422,069		(1,238,694)

Basic and diluted earnings per share(1)
Common Stock	0.21		0.31		0.42		0.39		(2.84)
Class A Preferred Stock	0.23		0.34		0.46		0.43		0.09
Class B Preferred Stock	0.23		0.34		0.46		0.43		0.09
Dividends and interest on shareholders’ equity per share
Common Stock	0.11(2 0.08(3	) )	0.05(4 0.12(5	) )	0.06(6 0.13(7	) )	0.08(8 0.14(9	) )	0.11(10 0.08(11	) )
Class A Preferred Stock	0.12(2 0.09(3	) )	0.06(4 0.13(5	) )	0.07(6 0.15(7	) )	0.08(8 0.16(9	) )	0.12(10 0.09(11	) )
Class B Preferred Stock	0.12(2 0.09(3	) )	0.06(4 0.13(5	) )	0.07(6 0.15(7	) )	0.08(8 0.16(9	) )	0.12(10 0.09(11	) )

Weighted-average number of shares outstanding (thousands of shares)
Common Stock	454,908		454,908		454,908		454,908		454,908
Class A Preferred Stock	38,074		38,022		38,015		36,933		27,957
Class B Preferred Stock	537,711		537,739		537,665		538,747		547,723

Total	1,030,693		1,030,669		1,030,588		1,030,588		1,030,588

(1)	Holders of Class B Preferred Stock have no dividend preference. Holders of Class A Preferred Stock are entitled to an annual preferential dividend.
(2)	Including the dividend declared on April 29, 2004.
(3)	Including the interest on shareholders’ equity declared on October 19, 2004 and November 16, 2004, respectively. The interest on shareholders’ equity was attributed to the mandatory dividend relating to the 2004 fiscal year, which was declared on April 29, 2005.
(4)	Including the dividend declared on April 29, 2005.
(5)	Including the interest on shareholders’ equity declared on April 19, 2005, May 19, 2005, June 20, 2005 and December 20, 2005, respectively. The interest on shareholders equity was attributed to the mandatory dividend relating to the 2005 fiscal year, which was declared on April 28, 2006.
(6)	Including the dividend declared on April 28, 2006.
(7)	Including the interest on shareholders’ equity declared on March 23, 2006, June 20, 2006, September 19, 2006 and December 22, 2006, respectively. The interest on shareholders equity was attributed to the mandatory dividend relating to the 2006 fiscal year, which was declared on April 24, 2007.
(8)	Including the dividend declared on April 24, 2007.
(9)	Including the interest on shareholders’ equity declared on March 21, 2007, June 19, 2007, September 18, 2007 and December 21, 2007, respectively. The interest on shareholders’ equity was attributed to the mandatory dividend relating to the 2007 fiscal year, which was declared on April 30, 2008.
(10)	Including the dividend declared on April 30, 2008.
(11)	Including the interest on shareholders’ equity declared on March 18, 2008 and June 20, 2008, respectively. No dividends were declared relating to the 2008 fiscal year.

	At and for the year December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands)
Balance Sheet Data
Cash and cash equivalents	36,474	34,114	48,414	53,321	60,033
Short-term investments	412,110	521,613	531,229	439,940	368,862
Accounts receivables, net	208,336	253,306	285,795	361,603	288,611
Inventories	126,220	173,873	202,704	225,023	310,383
Other current assets	49,973	111,899	132,782	174,930	165,763
Property, plant and equipment, net	2,133,896	2,068,547	2,151,212	2,518,700	3,009,367
Investment in affiliated company	273,890	298,925	324,736	415,394	556,410
Goodwill	207,050	207,050	192,035	192,035	192,035
Other non-current assets	81,709	94,678	127,021	247,334	447,951

Total assets	3,529,658	3,764,005	3,995,928	4,628,280	5,399,415

Short-term debt	152,934	292,018	89,787	100,185	346,352
Derivative instruments					37,515
Other current liabilities	121,872	193,147	197,032	230,951	220,137
Long-term debt	1,222,728	1,010,285	1,155,050	1,312,351	3,566,695
Derivative instruments					23,467
Other long-term liabilities	217,837	304,132	351,636	597,675	267,612
Share capital	909,473	909,122	909,122	1,410,490	1,410,490
Other shareholders’ equity accounts	904,814	1,055,301	1,293,301	976,628	(472,853)

Total liabilities and shareholders’ equity	3,529,658	3,764,005	3,995,928	4,628,280	5,399,415

Exchange Rates

Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

(i)	the commercial rate exchange market, and

(ii)	the floating rate exchange market.

Most trade and financial foreign exchange transactions were carried out on the commercial rate exchange market. These included the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to buy and sell currency in these markets. In both markets, rates were freely negotiated.

On March 14, 2005, those two markets were consolidated into one single foreign exchange market, named the “Foreign Exchange Market.” Transactions in the Foreign Exchange Market are required to comply with the provisions set forth in Resolution No. 3,568 by the Conselho Monetário Nacional, or CMN, the Brazilian monetary council, dated May 29, 2008, and the regulations established by the Banco Central do Brasil, or the Central Bank, the Brazilian central bank. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the electronic registration system of the Central Bank. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. See “Item 3D. Risk Factors—Risks Relating to Brazil.”

The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated:

Year ended December 31,	Exchange Rate of Reais to US$1.00
	Low	High	Average(1)	Year-End
2004	2.6544	3.2051	2.8639	2.6544
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1771	2.1380
2007	1.7325	2.1556	1.9483	1.7713
2008	1.5593	2.5004	1.8375	2.3370

Source: Central Bank.

(1)	Represents the average of the daily exchange rates during the relevant period.

	Exchange Rate of Reais to US$1.00
	Low	High
Month/period ended
December 31, 2008	2.3149	2.5127
January 31, 2009	2.1889	2.3803
February 28, 2009	2.2446	2.3916
March 31, 2009	2.2375	2.4218
April 30, 2009	2.1699	2.2899
May 31, 2009	1.9518	2.1740
June 15, 2009	1.9231	1.9648

Source: Central Bank.

We have historically paid cash dividends and make other cash distributions with respect to the Class B Preferred Stock in reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by holders of American Depositary Shares, or ADSs, on conversion by the depositary of our ADSs, or the Depositary, of such distributions into U.S. dollars for payment to holders of ADSs.

Since November 2006, Brazilian exporters are authorized, pursuant to the terms of Law No. 11,371, to keep their export revenues outside Brazil and use such revenues to make investments and to pay indebtedness and other obligations of the exporter. The Company may, from time to time and at its convenience, use amounts deposited abroad pursuant to Law No. 11,371 to pay dividends and any other cash distributions. For additional information, see “Item 10D. Exchange Controls.” For information on dividends, see “Item 8A. Consolidated Statements and Other Financial Information—Payment of Dividends.”

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Factors Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and the market price of our Preferred Shares and ADSs.

The Brazilian economy has been characterized by volatile economic cycles. In addition, the Brazilian government frequently, and, on occasion, drastically intervenes in the Brazilian economy. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the Brazilian government has the authority, when a serious imbalance in Brazil’s balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and on the conversion of reais into foreign currencies. The Company’s business, financial condition and results of operations may be adversely affected by changes in policy including tariffs, exchange controls and other matters, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	exchange control policies;

•	monetary policies;

•	liquidity of domestic capital and lending markets;

•	price instability;

•	interest rates;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty as to whether the Brazilian government will implement changes in policy or regulation affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies, including our ADSs.

In addition, rapid changes in Brazilian political and economic conditions, that have occurred in the past and that might continue to occur, will require the Company’s continued emphasis on assessing the risks associated with its activities and adjusting its business and operating strategy. Future developments in Brazilian government policies or in the Brazilian economy, over which the Company has no control, may reduce demand for the Company’s products in Brazil, and adversely affect the Company’s business, financial condition and results of operations.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our Preferred Shares and ADSs.

Because a portion of our expenses, liabilities, and a significant portion of our assets are denominated in reais and we have U.S. dollar-denominated revenues, debt and other liabilities, we may be adversely affected by foreign exchange rate volatility. See “—Selected Financial Data—Exchange Rates.”

Our operating cash expenses are substantially denominated in reais and will generally decrease, as expressed in U.S. dollars, as a result of any devaluation of the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the real, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices), our profit margins may decrease. In addition, any significant devaluation of the real may produce exchange gains on unhedged debt denominated in reais.

Historically, depreciations in the real relative to the U.S. dollar have also created additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. Depreciations of the real relative to the U.S. dollar will reduce the U.S. dollar value of distributions and dividends on our ADSs, and may also reduce the U.S. dollar market value of our Preferred Shares and ADSs.

In 2003, Brazil started a cycle of real appreciation relative to the U.S. dollar. In that year, the real appreciated 18.2% against the U.S. dollar. The appreciation of the real relative to the U.S. dollar was 8.1% in 2004, 12.1% in 2005, 8.5% in 2006 and 16.7% in 2007, representing an accumulated appreciation of 49.7% since the beginning of 2003 until the end of 2007. In the second half of 2008, the real suffered a sharp devaluation against the U.S. dollar mainly due to the international financial crisis. In 2008, the real devalued 30.3% against the U.S. dollar, and in 2009 the real started to resume its appreciation trend, gaining approximately 15% against the U.S. dollar in the first five months of the year.

The volatility of the real exchange rate against the U.S. dollar may adversely affect our financial condition and results of operations and the market price of our Preferred Shares and ADSs. No assurance can be given that the real will not appreciate or depreciate significantly against the U.S. dollar in the future, or that we will succeed in protecting ourselves accordingly to prevent financial or operating losses resulting from significant fluctuations of the real.

Inflation and certain governmental measures to control inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets, and, consequently, adversely affect the market value of our Preferred Shares and ADSs.

Until 2002, Brazil experienced extremely high rates of inflation. Inflation itself, as well as certain governmental measures to combat inflation, coupled with public speculation about possible future governmental actions, have had significant negative effects, and contributed to economic uncertainty to the Brazilian economy, causing heightened volatility in the Brazilian securities markets.

Our cash operating expenses are substantially denominated in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the value of the local currency. As expressed in U.S. dollars, however, these increases are typically offset, at least in part, by the effect of the appreciation of the U.S. dollar against the real, which in turn serves to increase the local currency value of our U.S. dollar denominated revenues derived from exports. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, operating expenses may increase and (assuming constant U.S. dollar sales prices) profit margins may decrease. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation again in the future, our operating expenses and borrowing costs may increase, our operating and net margins may decrease and, if investor confidence decreases, the price of our common shares and ADSs may also decrease.

In addition, high inflation generally leads to higher domestic interest rates, and as a result the Company’s costs of real-denominated debt may increase. See “Item 5. Operating and Financial Review and Prospects—Brazilian Economic Environment.”

We may be impacted by governmental actions affecting the Brazilian markets and economy.

The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. The Brazilian government, for example, could impose some restrictions for the export market, by creating export duties for any product, including our main source of revenues (market pulp), affecting the margins and the profitability of exporting companies. In addition, the Brazilian government owns or controls many companies, including some of the largest in Brazil. For example, Banco Nacional de Desenvolvimento Econômico e Social, or BNDES, the Brazilian social and economic development bank, through its holding company, BNDES Participações S.A., or BNDESPar, will be a significant shareholder of the entity which would result in the event of our proposed business combination with VCP, or the VCP–Aracruz Business Combination, (see “Item 4A. History and Development of Aracruz—VCP’s Acquisition of our Control and Upcoming Corporate Restructuring”) and has historically been an important creditor. See “Item 7B. Related Party Transactions—BNDES Loan Agreements.”

Economic developments and investor perceptions of risk in other countries, including emerging market countries, may adversely affect the trading price of Brazilian securities, including our shares and ADSs.

The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Developments or conditions in other emerging market countries have, at times, significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. In addition, events taking place in the world’s main financial centers may have an adverse effect on the securities of issuers in other countries, including Brazil. For example, the occurrence in 2008 of the global economic crisis has had a global impact on the world economy and capital markets, including in Brazil. Such crisis is evidenced by instability in securities’ value and capital markets, instability of most currencies, a widespread reduction in demand, a credit crunch, inflationary pressure, and other factors that could adversely affect our financial condition and diminish investor’s interest in securities of Brazilian issuers, including ours. Future crises in other countries could adversely affect the trading price of our shares and ADSs, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all. There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere or that such events will not adversely affect the value of the Company’s Preferred Shares or ADS.

Risks Relating to our Preferred Shares and ADSs

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs.

You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies. The Brazilian government imposed remittance restrictions for a number of months in 1989 and early 1990. These restrictions would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of our Preferred Shares into U.S. dollars and remitting the U.S. dollars abroad. We cannot ensure that the Brazilian government will not take similar measures in the future. See “Item 10D. Exchange Controls.” Holders of the ADSs could be adversely affected by delays in, or a refusal to grant, any required Brazilian governmental approval for conversion of real payments and remittances abroad in respect of the shares of Class B Preferred Stock underlying the ADSs. In such case, the Depositary will hold the reais it cannot convert for the account of the ADS holders who have not been paid.

The preferred shares underlying the ADSs have limited voting rights.

Of our three classes of shares outstanding (common, Class A Preferred Stock and Class B Preferred Stock), only our common shares have full voting rights. Except in certain limited circumstances, our Preferred Shares will not be entitled to voting rights. As a result of these limited voting rights and the fact that VCP directly and indirectly owns 96.5% of our common shares, holders of our Preferred Shares, including in the form of the ADSs, generally will not be able to influence most of the corporate decisions requiring a shareholder vote. In addition, only shareholders appearing in our shareholder records are recognizable to us and given admission to our shareholders’ meetings. The record holder of the preferred shares underlying the ADSs is The Bank of New York, the depositary of our ADS program, and not our ADS holders. As a result, ADS holders depend on us and on the depositary to be represented at our shareholders’ meetings and to vote the preferred shares underlying the ADSs in the very limited circumstances where our Preferred Shares may have a vote, pursuant to the Brazilian Corporate Law. Accordingly, even in the limited circumstances where our Preferred Shares may be entitled to a vote, the exercise of those limited voting rights might not be structured in a convenient and/or timely fashion for the benefit of our ADS holders, if at all.

Exchanging ADSs for the underlying Class B Preferred Stock may have unfavorable consequences.

The Brazilian custodian for our Class B Preferred Stock, or the Custodian, must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If you decide to exchange your ADSs for the underlying Class B Preferred Stock, you will be entitled to continue to rely (for five business days from the date of the exchange) on the ADS Depositary’s electronic certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the Class B Preferred Stock, or distributions relating to the Class B Preferred Stock, unless you obtain your own electronic certificate of registration pursuant to Resolution No. 2,689, of January 26, 2000, of the CMN, or Resolution 2,689, which entitles foreign investors to buy and sell on the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros, or Bovespa, the São Paulo stock exchange. If you do not obtain a certificate of registration under Resolution 2,689, you may not be able to obtain and remit U.S. dollars abroad or other foreign currencies upon the disposition of Class B Preferred Stock or distributions with respect thereto, and you will generally be subject to less favorable tax treatment on gains with respect to the Class B Preferred Stock. If you attempt to obtain your own electronic certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining an electronic certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the CVM. These expenses or delays could adversely impact your ability to remit dividends or distributions relating to the Class B Preferred Stock or the return of your capital outside of Brazil in a timely manner. If you decide to exchange your Class B Preferred Stock back into ADSs once you have registered your investment in the Class B Preferred Stock, you may deposit your Class B Preferred Stock with the Custodian and rely on the Depositary’s certificate of registration, subject to certain conditions. See “Item 10D. Exchange Controls.” We cannot assure you that the Depositary’s certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or other regulatory changes, or that additional Brazilian restrictions applicable to you, to the disposition of the underlying Class B Preferred Stock or to the repatriation of the proceeds from disposition would not be imposed in the future.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of ADSs.

Investments in securities, such as the Class B Preferred Stock or the ADSs, of issuers from emerging market countries including Brazil involve a higher degree of risk than investing in securities of issuers from more developed countries.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. These features may substantially limit holders’ ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so. The companies trading on the Bovespa had a market capitalization of approximately US$588 billion as of December 31, 2008, and an average daily trading volume of approximately US$3.1 billion in 2008. In comparison, as of December 31, 2008, the market capitalization of the companies listed on the New York Stock Exchange, or NYSE, was US$14.3 trillion and the 10 largest companies listed on the NYSE represented approximately 15% of the total market capitalization of all listed companies, while the average daily trading volume was US$82 billion.

There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 52% of the aggregate market capitalization of Bovespa as of December 31, 2008. The top ten stocks in terms of daily trading volume accounted for approximately 59% of all shares traded on Bovespa.

Because we are subject to specific rules and regulations as a Brazilian corporation, holders of our ADSs have fewer and less well defined shareholders’ rights than investors in U.S. companies.

Our corporate affairs are governed by our by-laws and the Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in certain other jurisdictions outside Brazil. In addition, your rights or the rights of holders of the Preferred Shares under the Brazilian Corporate Law, to protect your, or their interests, relative to actions taken by our Conselho de Administração, or Board of Directors, or by the holders of common shares, may be fewer and less well defined than under the laws of other jurisdictions outside Brazil.

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the securities markets in the United States or certain other jurisdictions. For example, certain provisions of the U.S. Sarbanes-Oxley Act of 2002, applicable to U.S. companies, do not apply to us. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well developed and enforced in Brazil than in the United States, potentially disadvantaging holders of our preferred shares and ADSs. When compared to Delaware general corporation law, the Brazilian Corporate Law and practice have less detailed and less well established rules and judicial precedents relating to the review of management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings and transactions with related parties and sale-of-business transactions. In addition, under the Brazilian Corporate Law, shareholders must hold 5% of the outstanding share capital of a corporation to have the necessary standing to bring shareholders’ derivative suits. Shareholders ordinarily do not have standing to bring a class action in Brazil.

Also, in accordance with the Brazilian Corporate Law and our by-laws, holders of our Preferred Shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders except in limited circumstances. See “Item 10B. Memorandum and Articles of Association.”

You may not be able to exercise preemptive rights.

You may not be able to exercise the preemptive rights relating to the Class B Preferred Stock underlying the ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure investors that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, investors may receive only the net proceeds from the sale of their preemptive rights by the Depositary, or if the preemptive rights cannot be sold, they will be allowed to lapse.

We are incorporated under the laws of Brazil. All of our directors and executive officers, and the experts named in this annual report, reside outside the U.S. and substantially all of our assets, and the assets of our directors, officers and experts are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon us or our directors, executive officers or such experts, or to enforce against them or us, judgments obtained in U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S. In addition, we have been advised by our Brazilian counsel, that there is doubt that the courts of Brazil will enforce against us, our officers, directors and experts named herein, judgments obtained in the U.S. based upon the civil liability provisions of the federal securities laws of the U.S. or will enter judgments in original actions brought in Brazilian courts based upon the federal securities laws of the U.S.

Risk Factors Relating to Aracruz and the Pulp Industry

The global recession could lead to a significant reduction in our revenues, cash flow and profitability.

The global economy, and in particular global industrial production, is the primary driver of demand for pulp and paper. Global industrial production has been trending downward since the second half of 2008, resulting in a significant and widespread contraction in demand for pulp and paper.

There is uncertainty about the depth and duration of the current global economic downturn and its continuing impact on the demand for pulp and paper. To avoid significant inventory accumulation, we may, from time to time, reduce production of several products which could lead to a negative impact on our cash generation and profitability. In addition, the abrupt and severe deterioration of the global economic scenario in the second half of 2008 has caused us to incur significant derivative losses, which we recorded as indebtedness at the end of 2008. This measure significantly increased our leverage and has subjected us to covenants under our new financing agreements that require us to reduce our operating investments and, therefore, may prevent us from growing our production capacity in line with growth in demand when global markets begin to recover and demand for our products resumes its former growth trend.

The market prices for our products are cyclical.

The prices we are able to obtain for our pulp depend on prevailing world prices for market pulp. Worldwide pulp prices have historically been cyclical, and are subject to significant fluctuations over short periods of time due to a number of factors, including:

•	worldwide demand for pulp products;

•	worldwide production capacity;

•	the strategies adopted by major pulp producers; and

•	the availability of substitutes for our products.

All of these factors are beyond our control.

In addition, the price of our main products has fluctuated significantly in the past. For example, the average list price for Bleached Eucalyptus Kraft Market Pulp, or BEKP, increased 9% in 2008, 9% in 2007, 9% in 2006 and 11% in 2005. Significant fluctuations in the price, or demand, for BEKP may make it harder for us to plan accordingly, leaving us exposed to risks associated with excesses or shortages of stock, which in turn may have an adverse effect on our operating margins or on our ability to meet customer orders.

Discounts from list prices are frequently granted by sellers to significant purchasers. The Company has long-term supply contracts with various customers and no assurance can be given that the prices for pulp or paper will stabilize or not decline further in the future, or that demand for the Company’s products will not decline in the future. As a result, no assurance can be given that the Company will be able to operate its production facilities in a profitable manner in the future. The Company’s results of operations would be materially adversely affected if the price of its product were to decline significantly. See also “Item 4B. Business Overview—Market Overview.”

We face significant competition, which may adversely affect our market share.

The pulp industry is highly competitive. In the international pulp markets, we compete with larger competitors that may have greater financial strength, higher production capacities and access to cheaper sources of capital.

In addition, most markets are served by several suppliers, often from different countries. Many factors influence our competitive position, including plant efficiencies and operating rates in relation to our competitors, and the availability, quality and cost of wood, energy, chemicals and labor. To the extent that pulp from other hardwoods can be substituted for the more expensive BEKP, we also compete with producers in the broader segment of the pulp market. Some of our competitors in this market have greater financial, marketing and other resources, larger customer bases and greater breadth of product offerings than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected. See “Item 4B. Business Overview—Competition.”

We may be adversely affected by the imposition and enforcement of more stringent environmental regulations that would require us to spend additional funds.

The Company is subject to stringent environmental laws and regulations in Brazil on the federal, state and local levels. Changes in environmental laws and regulations or changes in the policy of enforcement of existing environmental laws and regulations could adversely affect the Company. The Company’s operations are supervised by governmental agencies that are responsible for the implementation of pollution control laws and policies. These agencies can take actions against the Company if it fails to comply with applicable environmental regulations. These actions can include the imposition of fines and revocation of licenses and concessions.

Although changes in laws and regulations apply only prospectively under Brazilian law, it is possible that the relevant legislatures and/or governmental agencies will impose additional regulations or seek a more stringent interpretation of existing laws and regulations that would require the Company to spend additional funds on environmental matters or limit the Company’s ability to operate as it currently does. In addition, such actions by such governmental bodies could impose additional costs to be borne by the Company when it renews existing licenses or applies for new ones.

Actions by federal or state legislature may adversely affect our operations.

State laws have in the past tried to restrict the plantation of eucalyptus forests for purposes of pulp production within the state of Espírito Santo. Although injunctive relief against those state laws has been obtained, and new state legislation has revoked them, there can be no assurance that similar laws will not be enacted in the future with a view to imposing limitations or restrictions on the plantation of eucalyptus in the region where we operate.

On March 13, 2002, the Espírito Santo legislative assembly created an investigating commission (Comissão Parlamentar de Inquérito) to investigate the legality of our permits and the acquisition of our properties, since we began our operations in Espírito Santo. As the procedures in the investigation were not concluded within the prescribed time period for such type of investigation, the commission was terminated without issuing a final report. The Company is confident that all its permits and acquisition documents are strictly in accordance with all laws and regulations. However, we cannot be certain that a governmental entity will not initiate similar or other investigations in the future that would cause us to incur significant expense and divert management’s attention.

In May 2003, the Human Rights Commission of the Brazilian House of Representatives (Câmara dos Deputados), or House of Representatives Human Rights Commission, created a working group to discuss the alleged violation of economic, social, cultural and environmental rights in the eucalyptus plantations in the state of Espírito Santo. Among other issues, several complaints involving the Company were discussed. Representatives of the Company participated in a public hearing and presented to the House of Representatives Human Rights Commission extensive reports, information, evidence, technical studies and governmental and judicial decisions that demonstrate that the complaints were unjustified. The working group was terminated without issuing a final report. However, the Company cannot be certain that a governmental entity will not initiate similar or other investigations in the future that would cause the Company to incur significant expense and divert management’s attention.

Unfavorable outcomes in pending litigation may negatively affect the trading price of our shares and ADSs, as well as our financial performance and financial condition.

We are involved in numerous tax, civil and labor disputes involving significant monetary claims. If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts, which could materially adversely affect our financial condition and results of operations. For some of these lawsuits, we have not established any provision on our balance sheet or have established provisions only for part of the amounts in question, based on our judgments as to the likelihood of winning these lawsuits. An unfavorable outcome in any of such lawsuits could have a material effect on our financial condition, results of operations and cash flows.

Our principal lawsuits include the following:

Class Action. In November 2008, a securities class action lawsuit was filed against us and certain of our current and former officers and directors in a U.S. federal court, purportedly on behalf of persons who purchased our shares and American Depositary Receipts between April 7 and October 2, 2008, which lawsuit we are defending. The complaint asserts claims for alleged violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act, alleging that we misrepresented or failed to disclose information in connection with, and losses arising from, certain derivative transactions into which we had entered. The plaintiffs are seeking unspecified compensatory damages and expense reimbursement.

Environmental Civil Public Suits. In the second quarter of 2007, a number of non-governmental organizations and the Federal Public Prosecution Office of the state of Rio Grande do Sul brought two Civil Public Suits (Ações Civis Públicas) questioning the validity of the procedures adopted by the Fundação Estadual de Proteção Ambiental, or FEPAM, the Rio Grande do Sul state agency for environmental protection, in issuing environmental licenses for eucalyptus plantations in that state. Injunctive relief (medida liminar) was initially granted, to determine that FEPAM ceases to issue environmental licenses for eucalyptus plantations, and so the responsibility for the issuance of such licenses was transferred to the Instituto Brasileiro de Meio Ambiente, or IBAMA, the Brazilian environmental institute. The injunctive relief was suspended by the Federal Court of the Fourth Region at the request of the Government of Rio Grande do Sul. The Company believes that such suspension will be confirmed by the court’s definitive decision on the merits. However, there can be no assurance that such definitive decision will be favorable to the Company or that similar suits will not be brought in the future that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

Social Contributions. We are contesting in local federal courts changes in the rates and rules for the calculation of PIS and COFINS determined by Law No. 9,718/98. In November 2001, the Company was granted a favorable judgment. After analyzing certain unfavorable legal decisions on similar legal actions of other companies and their implications for Aracruz’s case at that time, the Company decided to cancel, on August 29, 2003, part of the legal action, regarding the rate increase and changes to the taxable revenue basis of these social contributions, and decided to pay the accrued amount in installments according to a special installment tax collection program called PAES, enacted by Law No. 10,684/2003. Notwithstanding, due to a judgment issued by the Supremo Tribunal Federal, or the Brazilian Supreme Court, in a similar legal action, which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested and was granted a provisional remedy allowing it not to pay the PAES installments related to such modification. Taking into account decisions of the Brazilian Supreme Court in regard to the unconstitutionality of such taxes, that have been followed by other administrative and judicial courts, indicating that the jurisprudence on the matter is consolidated, the Company is convinced that it is very unlikely that an unfavorable decision will be issued. Nevertheless, considering a late 2007 pronouncement of the Instituto dos Auditores Independentes do Brasil, or the IBRACON, the Company recognizes a provision with respect to such legal actions which equaled approximately US$75.4 million as of December 31, 2008.

See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Our level of indebtedness and related debt service obligations may adversely affect our financial condition and our business.

We currently have a significant level of indebtedness. In 2008, due to a sharp devaluation of the real against the U.S. dollar, we suffered significant losses in connection with certain of our derivative financial instruments. On November 3, 2008, we recorded a total loss of approximately US$2.1 billion related to such instruments. As of December 31, 2008, our total indebtedness, including the payment of obligations under our derivative financial instruments, amounted to US$3,913 million, 90.6% of which represented long-term debt payments.

We renegotiated the terms and conditions of the outstanding payment obligations under our derivative financial instruments and as of May 13, 2009 entered into an Export Prepayment Facility Agreement and Secured Loan, or the Export Prepayment Credit Facility, which requires us to make interest payments based on the London Interbank Offered Rate, or LIBOR, plus a margin that increases over time. An increase in the interest rate associated with our floating-rate debt, particularly the LIBOR, would increased our debt service costs and adversely affect our results of operations and cash flow.

The level of our indebtedness has important consequences to our investors, our business and our operations. For example, it:

•	increases our vulnerability to general adverse economic and industry conditions;

•

requires us to dedicate a substantial portion of our cash flow from operations to payments of our debt, thereby reducing the amount of our cash flow available for working capital, capital expenditure and other general corporate purposes;

•	limits our ability to borrow money to fund future working capital requirements, capital expenditures and other general corporate requirements;

•	limits our flexibility in planning for, or reacting to, changes in our business and the retail industry;

•	makes it more difficult for us to meet our debt service obligations in the event there is a substantial increase in interest rates;

•	restricts our ability to make certain types of investments, pay dividends, or sell all of our assets or merge or consolidate with another company; and

•	places us at a competitive disadvantage compared to our competitors that have less debt.

In addition, we may need to incur additional debt in the future in order to refinance our existing indebtedness, and we cannot assure you that any such refinancing will be available to us, if at all, or that we will be able to obtain favorable financing terms. We may be unable to generate sufficient cash flow to make principal, interest or other debt-related payments under our financing agreements. If we are unable to meet our debt service obligations and if we default under our financing agreements, our lenders could elect to accelerate our indebtedness and related obligations, which would have a material adverse effect on our business, financial condition and results of operations. An event of default under our obligations could also adversely affect our financial condition in light of the cross default provisions in certain of our other credit agreements.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 10 to our audited consolidated financial statements.

Any further downgrade in our credit ratings could adversely affect the availability of new financing and increase our cost of capital.

In 2005 and during 2006, the risk rating agencies Moody’s Investor Service, or Moody’s, Standard & Poor’s and Fitch Ratings, or Fitch, both assigned an indicative rating to the Company’s foreign currency debt under foreign law. After the rating agencies’ confirmation, Aracruz became one of the few companies in Brazil confirmed as investment grade in foreign currency debt from three of the most important rating agencies in the world—Moody’s, Standard & Poor’s and Fitch Ratings—thus reducing the Company’s average cost of capital.

During 2007 our rating improved, with Moody’s raising our rating an additional notch to Baa2, which is equivalent to the ratings assigned by Standard & Poor’s and Fitch’s rating BBB.

However, in the second half of 2008, Moodys, S&P and Fitch announced on October 15, October 10 and October 9, respectively, that they had downgraded the foreign currency rating for Aracruz Celulose. The main reason for those announcements was the negative “fair value” of derivative operations disclosed by the Company to the market on September 25 and October 2, 2008. Although these agencies have subsequently revised our ratings and as of the date of this annual report most of those ratings have improved as compared to

October 2008, there is no assurance that our ratings will not be downgraded again in the future. Also, the entity resulting from the VCP–Aracruz Business Combination may be downgraded as a result of the consolidation of our significant indebtedness.

Our financing agreements include extensive covenants, including covenants to maintain financial ratios. Any default arising from a breach of such covenants could have a material adverse effect on us.

We are a party to several financing agreements which require us to maintain certain financial ratios or to comply with other specific covenants. These financial ratios and covenants include:

•	subject to certain exceptions, limitation on capital expenditures by the Company and its subsidiaries;

•	subject to certain exceptions, limitation on incurrence of additional indebtedness;

•	subject to certain exceptions, limitation on prepayment of indebtedness;

•	the maintenance of minimum debt service coverage ratios; and

•	the maintenance of maximum debt to adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA, ratios.

See “Item 5B. Liquidity and Capital Resources—Indebtedness—Export Prepayment Facility Agreement and Secured Loan.”

Any default on the terms of our financing agreements that is not waived by the relevant creditors may result in a decision by such creditors to accelerate the outstanding balance of the relevant debt. This may also result in the enforcement of collateral and accelerate the maturity of debts under other financing agreements due to cross-default provisions. Our assets and cash flow may be insufficient to pay the full outstanding balance under our financing agreements, either upon their scheduled maturity dates or upon any acceleration of payments following an event of default. If such events were to occur, we would be adversely affected. See “Item 5B. Liquidity and Capital Resources—Indebtedness.”

The interests of our controlling shareholder may differ from those of our other shareholders.

VCP directly and indirectly owns 96.5% of our common shares. Accordingly, VCP controls us and has the power to:

•	elect the majority of the members of our Board of Directors and remove them;

•	exercise overall control over our management;

•	set and modify our internal policies and business plan; and

•

decide upon any resolution that requires shareholder approval, including related-party transactions, corporate reorganizations (such as mergers, significant acquisitions and recapitalizations), the sale of all or substantially all our assets and the delisting of our shares and ADSs from the Bovespa and the NYSE, respectively; and declare the amount and timing of any dividend payments.

Our controlling shareholder may have interests that differ from, or may be adverse to, the interests of our other shareholders. We cannot ensure that our controlling shareholder will not exercise the above listed powers, or otherwise act in its own interest as controlling shareholder, in a manner that might conflict with the interests of our other shareholders.

We are dependent on few customers, and the loss of any of them could cause a significant impact on our operations.

Our marketing strategy is to develop long-term relationships with customers that will purchase our products year after year. In 2008, the our three largest customers accounted for approximately 61% of our sales in terms of volume. See “Item 4B. Business Overview—Markets and Customers.” We believe that the loss of any of these customers would have a material adverse effect on our results of operations.

Risks Relating to our Proposed Business Combination with VCP

The ownership percentage of our Preferred Shareholders in the entity resulting from the VCP–Aracruz Business Combination will be less than their current interest in Aracruz.

As a result of the relative value of Aracruz shares and the exchange ratios for our combination with VCP, upon the completion of the VCP–Aracruz Business Combination, our preferred shareholders will have their interest in the entity resulting from the business combination reduced in comparison to the interest that they currently hold in Aracruz.

Our minority shareholders may dispute the applicable exchange ratios for the VCP–Aracruz Business Combination.

Upon the completion of the VCP–Aracruz Business Combination, Aracruz shareholders will receive VCP shares pursuant to the applicable exchange ratios voted by our shareholders. Votorantim Industrial S.A., or VID, in association with BNDESPar, is our ultimate controlling shareholder, and, as such, has the power to vote and approve such exchange ratios both at the relevant VCP shareholders’ meeting and, indirectly, at the Aracruz shareholders’ meeting that will be deliberating the VCP-Aracruz Business Combination. These exchange ratios were analyzed by special independent committees of each of VCP and Aracruz formed in accordance with CVM Practice Bulletin (Parecer de Orientação) No. 35 (see “Item 6A. Directors and Senior Management—Special Independent Committee”). Accordingly, the boards of directors of each of VCP and Aracruz have submitted these exchange ratios to their respective shareholders for approval. Nonetheless, our minority shareholders may dispute such ratios, which could adversely impact the completion of the VCP-Aracruz Business Combination on a timely basis.

The implementation of the VCP–Aracruz Business Combination may face significant challenges.

The implementation of the business combination may present significant challenges, including unanticipated costs and delays, shareholder or creditor opposition, regulatory interference and excessive diversion of our management’s attention from the day-to-day management of our operating activities. If our senior management is unable to efficiently conduct the implementation of the VCP–Aracruz Business Combination, Aracruz’s business could suffer. We cannot assure that our management will successfully or cost-effectively implement the business combination.

The implementation of VCP–Aracruz Business Combination is expected to simplify our capital structure, thereby improving the access to capital markets of the entity resulting from the business combination, if approved, and increasing the liquidity of our shareholders’ securities. Even if our management is able to successfully and cost-effectively implement the business combination, access to capital markets and the liquidity of our shareholders’ securities will continue to depend upon, among other things, our future performance, market conditions, investor interest and general economic, political and business conditions both in Brazil and abroad. In addition, our shareholders may still experience a decrease in their ability to sell shares of the combined VCP–Aracruz entity, as compared to their current ability to sell Aracruz shares or ADSs.

The benefits that are expected to be achieved from operating VCP and Aracruz as a combined enterprise may not be achieved.

The VCP–Aracruz Business Combination, if approved, is expected to provide enhanced competitiveness to the entity resulting from such transaction. We believe that the proposed VCP–Aracruz Business Combination will create a basis for the sustainability, growth and continuity of our businesses and activities by generating operating synergies and increasing financing resources for the development of new products and expansion programs. However, the benefits that are expected to be obtained with the operation of Aracruz and VCP as a combined enterprise, which could in turn generate additional operating and financial benefits to this resulting company, may be delayed or not materialize at all.

The entity resulting from the proposed VCP–Aracruz Business Combination may have to cope with a number of concerns, including: (i) difficulties integrating the operations of each company into a single entity; (ii) the challenge of integrating the business culture of the companies; (iii) the departure of members of the senior management of either company; and (iv) litigation in respect of the business combination process. In addition, integrated operations of the combined entity may encounter other obstacles that we cannot predict at this time, and our senior management may be required to devote a considerable amount of time to the integration process and to the resolution of such obstacles, which will decrease the time they will have to manage the business. Further, the entity resulting from the proposed VCP–Aracruz Business Combination, if approved, will be highly leveraged, which may impair its ability to raise new capital or debt to finance its activities and, as a consequence, the results expected to be achieved with this transaction may be jeopardized.

These factors, among others, may cause the entity resulting from the proposed VCP–Aracruz Business Combination to fail to realize the expected operational synergies or deliver the expected gains in operating and financial results. We cannot predict whether the integrated operations of the combined entity will be successful in achieving the benefits we expect will be enjoyed as a result of the business combination.

Our preferred shareholders, including in the form of ADSs, may not have the right to vote or appraisal or tag along rights in connection with the Stock Swap Merger, as described in “Item 4A. History and Development of Aracruz—VCP’s Acquisition of our Control and Proposed Upcoming Corporate Restructuring—The Stock Swap Merger.”

We are undergoing a proposed business combination with VCP, which directly and indirectly controls us, according to which it is expected that our shareholders will be required to exchange their Aracruz shares for VCP common shares at a Brazilian Corporate Law stock swap merger (incorporação de ações). Under the Brazilian Corporate Law, any corporate transaction with a view to implementing a business combination, including stock swap mergers, short form mergers (incorporação) and amalgamations (fusão), are subject to voting only by the target common shareholders. Accordingly, holders of our Preferred Shares will not be afforded an opportunity to vote at the shareholders’ meeting that will decide upon the Stock Swap Merger. Such limitation on voting rights may adversely affect the trading price of our shares and our American Depositary Receipts, or ADRs, or prevent our preferred shareholders from blocking the business combination or negotiating terms that are more favorable to them for this transaction.

Also, under the Brazilian Corporate Law, shares that are dispersed and liquid do not entitle their holders to appraisal rights that would otherwise be available to dissenters of other business combination. Our Preferred Shares, including in the form of ADSs, meet this dispersion and liquidity criteria of the Brazilian Corporate Law and, therefore, do not have appraisal rights in connection with the Stock Swap Merger. See “Item 4A. History and Development of Aracruz—VCP’s Acquisition of our Control and Proposed Upcoming Corporate Restructuring—The Stock Swap Merger.”

In addition, under the Brazilian Corporate Law, common shares owned by minority shareholders entitle their holders to a tag along right that requires the buyer of a controlling stake in a Brazilian publicly-held corporation to launch a change of control mandatory tender offer to buy the common shares held by such minority shareholders pursuant to the same terms, and for a price equal to at least 80% of the price, applicable to the relevant purchase and sale of control transaction. This change of control tag along right is not applicable to preferred shares, including in the form of ADSs, of Brazilian publicly-held corporations.

The VCP–Aracruz shares that our shareholders will receive as a result of the Stock Swap Merger represent an investment in a different business from that in which our shareholders had originally invested.

Our shareholders will receive VCP common shares in exchange for their Aracruz shares in the Stock Swap Merger. Because VCP owns, directly and indirectly, 96.5% of our outstanding common shares and current members of our and VCP’s board of directors have been elected by the same ultimate controlling shareholder, VID, our business operations should start to begin being integrated with VCP’s business operations. Although VCP operates in the same business segment that we do, owning an interest in an entity that combines VCP and Aracruz represents an investment in a different business enterprise with different management than that of an investment in Aracruz. This is because VCP is a different company with different priorities, management styles and corporate culture than our own and is subject to different risks and potential liabilities than those to which we are subject.

While it is expected that shares of the new combined entity will be listed on the Bovespa’s Novo Mercado listing segment, there can be no assurance that such listing will occur in a timely fashion, if at all.

The listing of the new combined entity’s shares on the Bovespa’s Novo Mercado listing segment is expected to occur sometime after the consummation of the VCP–Aracruz Business Combination. However, there can be no assurance as to when such listing will occur in a timely fashion, if at all. Delays to complete such Novo Mercado listing may occur for a number of reasons, including the impossibility of the combined entity to meet the corporate governance standards of the Bovespa’s Novo Mercado listing segment or our controlling shareholder’s decision to abandon the listing application altogether. Delays or failure to list on the Bovespa’s Novo Mercado may adversely affect the trading price of shares of the combined entity’s shares and prevent shareholders from enjoying the enhanced corporate governance standards of the Bovespa’s Novo Mercado listing segment.

The market price of Aracruz Preferred Shares is uncertain.

The exchange ratio set for the stock swap is fixed and there is no mechanism to adjust the exchange ratio in the event the market price of the Aracruz Preferred Shares declines. The trading market for Aracruz Preferred Shares may be impaired or disrupted as a result of the business combination. As a result, until the business combination is complete and investors receive VCP shares or VCP ADSs as a result of the Stock Swap Merger, the liquidity and price of Aracruz Preferred Shares and ADSs may decline and their volatility may increase.

If regulatory agencies impose conditions on the approval of the business combination, its anticipated benefits could be diminished.

If regulators were to impose any requirements for the deal’s approval and we or VCP fail or have difficulties complying with such requirements, the benefits of the VCP–Aracruz Business Combination could be delayed, possibly for a significant period of time after shareholder approval for the transaction has been obtained. In addition, if governmental agencies conditioned their approval upon our or VCP’s compliance with conditions affecting the deal’s terms, Aracruz’s operating results or the value of the Aracruz shares could be adversely affected.

The Conselho Administrativo de Defesa Econômica, or CADE, the Brazilian antitrust authority, is reviewing the business combination and has the authority to require VCP to dispose of assets or adopt other restrictive measures with a view to protecting competition. If VCP were required to dispose of assets or adopt any such restrictive measures following the completion of the transaction, the share price of the new combined entity or the competitive gains expected to be achieved with the transaction could be adversely affected.

There is no clear guidance under Brazilian law regarding the income tax consequences to investors resulting from a business combination.

There is no specific legislation, nor administrative or judicial precedent regarding the income tax consequences to investors resulting from a business combination. Based on the opinion of its external tax advisors, Aracruz believes that there are reasonable legal grounds to sustain that the receipt (resulting from the business combination) by a non-Brazilian holder of ADSs or by a U.S. person of shares that are registered as a foreign portfolio investment under Resolution 2,689 or are registered as a foreign direct investment under Law No. 4,131/62 would not be subject to income tax pursuant to Brazilian tax law. However, this position may not prevail, in which case VCP would be liable to the Brazilian tax authorities for withholding and collecting the taxable capital gains of shareholders who reside abroad. While such shareholders would not be directly liable to Brazilian tax authorities, VCP would be entitled to reimbursements from them.

The taxable basis for capital gains arising from a disposition of Aracruz shares, registered as a direct foreign investment in Brazil, is uncertain.

There is uncertainty concerning the currency to be used for the purposes of calculating the cost of acquisition of shares registered with the Central Bank as a direct investment. Even though a recent precedent of a Brazilian administrative court supports the view that capital gains should be based on the positive difference between the cost of acquisition of the shares in the applicable foreign currency and the value of disposition of those shares in the same foreign currency, tax authorities are not bound by such precedents.

ITEM 4.	INFORMATION ON ARACRUZ

A.	History and Development of Aracruz

Overview

We conduct our operations under our legal and commercial name, Aracruz Celulose S.A. We are a publicly-held corporation (sociedade anônima), with unlimited duration, organized under the laws of the Federative Republic of Brazil. As a Brazilian corporation, we operate under the provisions of the Brazilian Corporate Law. Our headquarters and main operating unit are located at Rodovia Aracruz – Barra do Riacho, Kilometer 25, Municipality of Aracruz, state of Espírito Santo, Brazil, and its telephone number is 55-27-3270-2122. Our principal office is located at Av. Brigadeiro Faria Lima, 2277, 4th floor, 01452-000, City of São Paulo, state of São Paulo, Brazil, and our telephone number is 55-11-3301-4111. Our agent for service of process in the United States with respect to the deposit agreement for our ADSs is Greenberg Traurig, LLP, 200 Park Avenue, New York, NY 10166. We maintain an Internet website at www.aracruz.com.br. Information contained on our website is not part of, or incorporated by reference into, this annual report.

In December 1999, we moved our headquarters from Rio de Janeiro to the Municipality of Aracruz, in the Brazilian coastal state of Espírito Santo, where part of the Company’s production facilities is located. In 2005, we moved our executive offices from Rio de Janeiro to São Paulo, where we maintain our financing, administrative and trading activities.

Our Operations Commence at the Barra do Riacho Unit

Aracruz Florestal S.A., or AFSA, our predecessor, was incorporated in 1967, for an unlimited duration, to plant eucalyptus forests. In 1972, Aracruz was incorporated with AFSA, becoming a subsidiary of Aracruz. On July 20, 1993, AFSA was merged into Aracruz.

We commenced pulp production operations in September 1978 at what today is our Barra do Riacho Unit. We initiated our operations using a single production line, or Fiberline A, having at the time a nominal production capacity (i.e., the production capacity for which the mill was designed) of approximately 400,000 tons of pulp per year. In early 1991, we completed an expansion plan named the 1991 Expansion Project. The 1991 Expansion Project provided us with a second production line, or Fiberline B. This increased the nominal capacity of the Barra do Riacho Unit to approximately 1,025,000 tons per year. In 1994, we increased our effective production capacity to 1,070,000 tons through system upgrades and productivity gains. From October 1995 to December 1998, we implemented the Modernization Project, which increased Barra do Riacho Unit’s nominal capacity to 1,240,000 tons per year, as well as increased our production efficiency.

In June 2000, our Board of Directors approved another expansion of the nominal production capacity of the Barra do Riacho Unit by 700,000 tons per year with a project named Fiberline C Expansion Project. The Fiberline C Expansion Project involved the addition of a new pulp line and certain other modifications to existing equipment at the Barra do Riacho Unit in order to further improve our cost-effectiveness. Construction began in the second semester of 2000, and the plant began operations at the end of May 2002, reaching full capacity in 2003. The production volume resulting from the Fiberline C Expansion Project required an increase in the Company’s forest base of approximately 65,200 hectares of eucalyptus plantations. To meet this demand, the Company acquired Terra Plana Agropecuária Ltda. in June 2000, with assets comprised of 19,000 hectares of adequate land for planting eucalyptus trees. With a view to supplying wood for the Fiberline C Expansion Project, from July 2000 through December 31, 2001, the Company acquired approximately 44,000 additional hectares of land in a number of separate transactions. Additionally, in September 2002, Bahia Sul Celulose S.A. (currently named Suzano Papel e Celulose S.A.) and the Company signed, jointly with Companhia Vale do Rio Doce (currently named Vale S.A.) and its wholly owned subsidiary, Florestas Rio Doce S/A, a contract for the acquisition of equal stakes by Bahia Sul and the Company of forest assets comprising approximately 40,000 hectares of lands and eucalyptus-planted forests.

In December 2005, our Board of Directors approved another investment at the Barra do Riacho Unit known as Barra do Riacho Unit Optimization. The project was intended to improve the technology and performance of the pulp production process, introducing flexibility to adapt the pulp to different market requirements. These improvements were made by modifying and/or replacing equipment at Fiberlines A, B and C, leading to a sustainable increase in nominal capacity of 200,000 tons/year. The Barra do Riacho Unit achieved a nominal production capacity of 2,300,000 tons in 2008.

In 2008, the plant investment was US$220 million. However, significant capital expenditures for this project are currently on hold in light of covenants to which we are subject under our financing agreements and the recent global economic crisis that had reduced demand for our products.

See “—Business Overview—Property, Plant and Equipment—Barra do Riacho Unit” and “—Business Overview—History of our Principal Investing Activities—Barra do Riacho Unit Optimization Project.”

Acquisition of Portocel: Barra do Riacho’s Port Terminal

As of January 1985, we own 51% of Portocel Terminal Especializado de Barra do Riacho S.A., or Portocel, the company that operates the port terminal of Barra do Riacho. The remaining 49% of Portocel is owned by Celulose Nipo-Brasileira S.A – CENIBRA, or Cenibra, another pulp manufacturer and one of our competitors. From the privatization of the port terminal in 1985 until May 31, 2008, Portocel increased its storage capacity from 45,000 tons to 222,000 tons.

Acquisition of Veracel

On October 10, 2000, we acquired a 45% stake in Veracel Celulose S.A., or Veracel, a joint venture to grow eucalyptus trees on plantations and to build a pulp mill. In connection with the acquisition of the 45% equity participation in Veracel, on October 10, 2000, we, Stora Enso OYJ, or Stora Enso, and Odebrecht, together known as the Veracel Shareholders, and Veracel entered into a shareholders’ agreement, or the Veracel Shareholders’ Agreement, which set forth, among other things, certain agreements among the parties with respect to the management and operation of Veracel and the transfer of the common shares of Veracel.

On January 31, 2003, the Company acquired an additional 5% stake in Veracel, bringing its total stake to 50%. The remaining 50% interest in Veracel is owned by Stora Enso. In connection with the further acquisition by us and by Stora Enso, on an equal basis, of the stake then held by Odebrecht in Veracel on January 31, 2003, the Veracel Shareholders’ Agreement was amended. The amended Veracel Shareholders’ Agreement has a term of 20 years from its date and can be automatically extended for successive 20-year terms thereafter unless notice to the contrary is given by any party to the Agreement. The Veracel Shareholders’ Agreement shall terminate automatically if the ownership by any of the Veracel Shareholders of common shares of Veracel exceeds 50%. The Veracel Shareholders’ Agreement provides that Veracel shall at all times during its term have a board of directors comprised of six members, of which (i) three shall be elected from individuals appointed by Stora Enso and (ii) three shall be elected from individuals appointed by us. The directors elected by us (acting jointly) and the directors elected by Stora Enso (acting jointly) shall each have the right, without any action by any other directors, to request the removal of any incumbent officer of Veracel. Either of the Veracel Shareholders may transfer its common shares of Veracel to an affiliate, subject to certain limitations. The Veracel Shareholders’ Agreement also requires that each person or entity who acquires shares of Veracel pursuant to the provisions thereof become a party to such agreement. The Veracel Shareholders’ Agreement provides that, under certain circumstances, the Veracel Shareholders may be required to make capital contributions to Veracel, on a pro rata basis. The Veracel Shareholders’ Agreement also provides that, so long as either we or any of our subsidiaries is a shareholder of Veracel, we shall not acquire (or caused to be acquired) any interest in real property in the core area of Veracel. The same covenant applies to Veracel with respect to real property in our core area.

The Veracel Shareholders’ Agreement provides further that, if any of the shareholders fails to comply with any of its obligations regarding Veracel’s funding needs in connection with the Investment Plan and Capital Contributions, the other shareholder shall have the right to require the defaulting shareholder to transfer all (but not less than all) of its shares to the other shareholder at a discounted market value calculated according to the provisions of the Veracel Shareholders’ Agreement.

Veracel grows eucalyptus on plantations in the state of Bahia, which has diversified the sources of the Company’s supply of wood for the Barra do Riacho Unit. This equity investment in Veracel achieved two objectives:

•	a guaranteed supply of wood for the Fiberline C Expansion Project during the first three years of the new production unit’s operation; and

•	provided us with the opportunity to expand our business in the future from an operational base in Bahia that could potentially replicate our accomplishments in the state of Espírito Santo.

In May 2003, the Company and its joint venture partner decided to invest an additional US$940 million in Veracel to build a 900,000-ton capacity mill, or the Veracel Mill, for the production of BEKP in the state of Bahia. Construction of the Veracel Mill started in mid-2003, and operations were begun in May 2005. A total of US$1.30 billion was budgeted for this project.

The Veracel Mill, from the cornerstone to the start-up of operations at the beginning of May 2005, took 22 months to be completed. On November 6, 2005, the Veracel Mill officially reached its design capacity. The so-called “learning curve phase” was considered completed after the mill had produced, for 30 consecutive days, an average output of 2,543 tons per day. This was achieved 174 days after the mill’s start-up. The quality curve had already been achieved in June 2005 when a level of over 97% of prime grade product had been continuously recorded for a period of 30 days. Both represent significant accomplishments in the industry for a greenfield pulp mill and are two major achievements in the successful development of the Veracel Mill. The first full year of operation was 2006, with pulp production at a total of 975,150 metric tons, 8% above the annual nominal capacity of 900,000 metric tons, with 468,348 tons being purchased by the Company. In 2007, Veracel pulp production achieved 1,051,376 metric tons, 8% above the 2006 production and 16% above Veracel’s nominal capacity. In 2008, Veracel’s pulp production achieved 1,099,330 metric tons, 5% above the 2007 production and 22% above Veracel’s nominal capacity. The output of the plant has historically been sold mainly to Veracel’s controlling shareholders in proportion to their shareholdings (50% each).

The Veracel Mill has one of the world’s lowest production cost for bleached eucalyptus market pulp, due to its modern equipment, low average forestry operations radius (50 Km) and high forest productivity, and is one of the largest single-line pulp production facilities of its type in the world. The project makes use of modern equipment, control systems and processes to preserve the quality of the environment.

Because of its distant location from large urban centers, Veracel Mill contributed to the creation of jobs and income in a region where there are currently few job opportunities.

Guaíba Unit

On May 30, 2003, the Company acquired all of the capital stock of Riocell S.A., or Riocell, a major producer of BEKP, from Klabin S.A. for a purchase price of US$567 million. Riocell owned and operated a BEKP pulp mill, or Riocell Mill, with a capacity of approximately 400,000 tons per year and owned approximately 40,000 hectares of eucalyptus plantations in the state of Rio Grande do Sul. On January 7, 2004, Riocell was merged into the Company and the Riocell Mill and related forestry assets are now operated as the Company’s Guaíba Unit. On September 15, 2004, the Company announced the Guaíba Unit Optimization Project. The systems involved in the modernization of the Guaíba Unit went into operation in November 2005. The Optimization Project provided for an additional production of 30,000 tons in 2006, bringing the Guaíba Unit’s nominal capacity to 430,000 tons/year. In June 2006, the Company announced that preliminary studies had been completed regarding the feasibility of the future expansion of the production capacity at its Guaíba Unit by 1.3 million tons/year, which would raise the mill’s total capacity to approximately 1.8 million tons/year some time between 2010 and 2015. In June 2007, the environmental impact study was completed and in March 2008, the preliminary environmental license concerning the expansion of the production capacity of the Guaíba Unit to 1.8 million tons/year was issued. Because of adverse market conditions, in October 2008 we announced a temporary suspension of the Guaíba Unit Expansion Project for an one-year period. Subsequent to the October 2008 announcement, in January 2009 we announced that the Guaíba Unit Expansion Project would be resumed only in the first half of 2011, assuming we meet certain other criteria set forth in the Export Prepayment Credit Facility.

Acquisition of Aracruz Riograndense (Boise Cascade)

With a view to acquiring the assets owned by Boise Cascade do Brasil Ltda., currently known as Aracruz Riograndense Ltda., or Aracruz Riograndense, on July 1, 2008, the Company bought shares of Aracruz Riograndense for US$47 million. The assets of the company, which industrial activities had been discontinued, comprised land with forestry, of which 10.2 thousand hectares was planted with eucalyptus, and included buildings, equipment and an industrial plant.

Our objective in acquiring Aracruz Riograndense was to fulfill the demand for expansion of the Company’s forestry base in connection with the Guaíba Unit Expansion Project.

Acquisition of APM

As part of our strategy of diversification into other forest product businesses, we established a joint venture with the Gutchess International group of the United States in 1997 to create a new company, Tecflor Industrial S.A., for the production of solid wood products. In 1998, we acquired all ownership interests of Gutchess International Inc. in Tecflor Industrial S.A., now called Aracruz Produtos de Madeira S.A., or APM, which then became our wholly-owned subsidiary.

Having consolidated the production process and trained its workforce during the preceding two years, in 2001 APM sought to expand the presence of its Lyptus® brand of high-quality sawn wood in domestic and international markets while ensuring that its quality standards were maintained. In 2001, APM established a commercial partnership with the U.S.-based Weyerhaeuser Co., or Weyco, one of the largest forestry companies in the world, for the exclusive distribution of Lyptus® in the North American markets. In October 2004, we sold two thirds of our shares in APM to Weyerhaeuser do Brasil Participações Ltda., a subsidiary of Weyco, for a total purchase price of US$18.6 million. We currently own one third of the shares in APM and have certain voting rights as set forth in the APM shareholders’ agreement.

APM manufactures and markets Lyptus® using eucalyptus trees, computer-optimized sawing technology and advanced drying and finishing processes.

VCP’s Acquisition of our Control and Proposed Upcoming Corporate Restructuring

In early 2009, our control was, directly and indirectly, acquired by VCP, one of the members of our former controlling shareholder group. VCP is a Brazilian publicly-held corporation and one of the main Brazilian pulp and paper companies. It is controlled by VID in association with BNDESPar. VID is a holding company of the Votorantim Group, an industrial and financial conglomerate controlled by the Ermírio de Moraes Family. As a result of the transfer of our control to VCP, we expect to effect a business combination transaction, or the VCP–Aracruz Business Combination, that is expected to involve: (1) a mandatory tender offer launched by VCP for our common shares, or Mandatory Tender Offer, (2) a proposed recapitalization which, if approved, will cause the conversion of our Preferred Shares into Aracruz common shares, or Aracruz Conversion, and (3) a proposed corporate restructuring transaction under the Brazilian Corporate Law known as a stock swap merger (incorporação de ações) according to which, subject to a favorable vote of a majority of the common shareholders of VCP and Aracruz at separate shareholders’ meetings of each company, our shares will be exchanged for VCP shares and the Company will become a wholly-owned subsidiary of VCP, or Stock Swap Merger. The three steps of the VCP–Aracruz Business Combination, although planned to take place in the order above, are not dependent on each other.

Set forth below is a diagram that illustrates the Aracruz Conversion and the Stock Swap Merger.

Proposed Aracruz Conversion and Stock Swap Merger

*	The existence of a single class of VCP shares comprised exclusively of common voting shares assumes the consummation of VCP’s recapitalization approved by its shareholders on May 30, 2009, which resulted in the conversion of all of VCP’s preferred shares into VCP common shares at the ratio of 0.91 VCP common share for each and every one of VCP’s preferred shares, or VCP Conversion.

The Aracruz–VCP Business Combination is being conducted pursuant to Brazilian Corporation Law. It involves securities of Brazilian corporations and is subject to disclosure requirements that are different from those of the United States. It is expected that each of the steps of the Aracruz-VCP Business Combination will be conducted pursuant to exemptions from registration provided under the Securities Act, or registered under the Securities Act. No offers of securities or offers to buy securities may, or will, be conducted by the Company absent registration or an exemption from registration.

In addition, the new Aracruz common shares that will be distributed to holders of our Preferred Shares in connection with the Aracruz Conversion, if approved, and the new VCP common shares that will be distributed to our shareholders in connection with the Stock Swap Merger, if approved, have not yet been registered with the Securities and Exchange Commission, or SEC. Aracruz and VCP intend to (1) register with the SEC under the Securities Exchange Act the new Aracruz common shares and VCP common shares resulting from the Aracruz Conversion and the Stock Swap Merger, respectively, in either case if approved and (2) file listing applications with the NYSE for the new Aracruz ADSs and VCP ADSs that will be distributed to holders of Aracruz ADSs in connection with the Aracruz Conversion and the Stock Swap Merger, respectively, in either case if approved. Neither Aracruz nor VCP or any of their affiliates are asking you to send them a proxy, and you are requested not to send a proxy to Aracruz, VCP or any of their affiliates.

The Mandatory Tender Offer

The Mandatory Tender Offer is only for Aracruz common shares, which are not securities (i) that are registered, or subject to registration, with the SEC or (ii) that underlie the Aracruz ADSs. Therefore, the Mandatory Tender Offer is not being made in the United States or to holders of the Aracruz ADSs; neither does it seek to buy securities that are registered, or subject to registration, with the SEC. The Mandatory Tender Offer may not, and will not, be made by the Company absent registration or an exemption from registration. The Mandatory Tender Offer involves securities of a Brazilian corporation and is being conducted in Brazil only, pursuant to the Brazilian Corporate Law, and is subject to disclosure requirements that are different from those of the United States.

Under the Brazilian Corporate Law, every time there is a change of control of a corporation the acquirer of control must launch a change of control mandatory tender offer (oferta pública para aquisição de ações decorrente de alienação de controle) to acquire all of the remaining common shares held by the target’s other common shareholders. Such change of control mandatory tender offer must (i) provide for the payment of at least 80% of the amount paid by the acquirer of the target’s controlling stake for the common shares of the target’s former controlling shareholder(s) and (ii) extend to its offerees the same other transaction conditions offered to the target’s former controlling shareholder(s) in connection with the sale of their controlling stakes in the target.

During 2009, VCP, one of the members of our former controlling shareholder group, acquired sole control of our Company by purchasing two 28% stakes in our common shares, each held by certain of our former controlling shareholders: (i) Arapar S.A. and São Teófilo Representações e Participações S.A. (investment vehicles owned by the Lorentzen, Moreira Salles and Almeida Braga families) and (ii) Arainvest Participações S/A (an investment vehicle owned by the Safra family). Together with these two 28% stakes in our common shares and a 28% stake previously owned by VCP, VCP became our new controlling shareholder with approximately 84% of our common shares. These acquisitions triggered an obligation under the Brazilian Corporate Law for VCP to launch the Mandatory Tender Offer.

Therefore, on May 29, 2009 VCP obtained registration from the CVM to launch the Mandatory Tender Offer with a view to acquiring any and all of the issued and outstanding Aracruz common shares owned by our other common shareholders for a price of R$17.0031 per common share (equivalent to US$8.6179, as translated at an exchange rate of R$1.9730 per US$1.00, the official foreign exchange rate for May 29, 2009 as published by the Central Bank), which amount corresponds to 80% of the purchase price paid by VCP to our former controlling shareholders to purchase their 28% stakes in our common shares. The Mandatory Tender Offer is scheduled to occur on July 1, 2009 on the exchange of the Bovespa and is being conducted only in Brazil.

After further acquisitions of the Company’s common shares by VCP through May 29, 2009, only about 3.5% of our issued and outstanding common shares were owned as of that date by Aracruz common shareholders other than VCP, and will, therefore, be the object securities of the Mandatory Tender Offer.

The Conversion

The Aracruz Conversion is being conducted pursuant to exemptions from registration provided under the Securities Act. The Aracruz common shares that will be issued to holders of the Company’s Preferred Shares if the Aracruz Conversion is approved have not yet been registered with the SEC. No offers of securities or offers to buy securities may, or will, be made by the Company absent registration or an exemption from registration. The Aracruz Conversion is being conducted pursuant to the Brazilian Corporate Law, involves securities of a Brazilian corporation and is subject to disclosure requirements that are different from those of the United States. Although the Aracruz Conversion is not being registered with the SEC, the Company will seek to (1) register the new common shares of the Company that will be issued as a result of the Aracruz Conversion, if approved, with the SEC under the Securities Exchange Act and (2) file a listing application with the NYSE for the new Aracruz ADSs that will be distributed to holders of Aracruz ADSs in connection with the Aracruz Conversion.

Overview

On May 30, 2009, the common shareholders of the Company convened at an Extraordinary General Shareholders’ Meeting and voted to approve a recapitalization of the Company consisting of the conversion of the Company’s Class A Preferred and Class B Preferred Shares into common shares of the Company at the ratio of 0.91 common share for each and every one of the Company’s Class A Preferred and Class B Preferred Shares. Pursuant to the Brazilian Corporate Law, corporate transactions that alter the features of a company’s class of shares, including the Aracruz Conversion, must be approved by the Company’s common shareholders and ratified by holders of a majority of the issued and outstanding class of the affected stock, voting as separate classes.

The Class A Preferred and Class B Preferred Shareholders of the Company were invited, on first call, to convene at a Special General Shareholders’ Meetings of Preferred Shareholders of the Company scheduled for May 30, 2009, or the May 30 Special Meetings, to deliberate on the Aracruz Conversion. However, the required quorum under the Brazilian Corporate Law to convene the May 30 Special Meetings was not obtained.

As a result, on June 19, 2009 the Company published a second call for Special General Meetings of Preferred Shareholders of the Company to be held on July 10, 2009, or the Special General Meetings, in order to submit the Aracruz Conversion to the approval of holders of the Company’s Class A Preferred and Class B Preferred Shares.

Although the common shareholders of the Company have already voted in favor of the Aracruz Conversion at the May 30, 2009 Extraordinary General Shareholders’ Meeting, their resolution does not by itself have the power, under the Brazilian Corporate Law, to convert the Company’s Class A Preferred or Class B Preferred Shares into Aracruz common shares. In order for the Class A Preferred and Class B Preferred Shares of the Company to be converted into Aracruz common shares, both the Class A Preferred and B Preferred Shareholders must approve the Aracruz Conversion at the Special General Meetings voting as separate classes. If only one of the classes of the Company’s Preferred Stock approves the Aracruz Conversion, that class will not be converted into Aracruz common shares unless the other class of the Company’s Preferred Stock also approves this transaction.

If the Aracruz Conversion is not ratified by the Company’s preferred shareholders at the Special General Meetings, VCP, which directly and indirectly controls us, may evaluate alternative methods of effecting the VCP–Aracruz Business Combination, if at all.

Set forth below is a diagram that illustrates the effect of the Aracruz Conversion, if approved and consummated, to our capital structure.

Proposed Aracruz Conversion(1)(2)

(1)	Estimated based on shareholdings as of May 29, 2009.
(2)	This chart assumes the acquisition by VCP through the Mandatory Tender Offer of the remaining 3.5% of our common shares. Percentages in this chart are estimates and are for illustrative purposes only. Actual percentages will depend upon, among other factors, the percentage of shareholders exercising appraisal rights.

Appraisal Rights

Preferred shareholders of the Company who do not vote in favor of the Aracruz Conversion, including those who abstain from voting at the Special General Meetings or fail to provide voting instructions to the Depositary, may exercise appraisal rights pursuant to the Brazilian Corporate Law. The appraisal rights price in respect of the Aracruz Conversion will be R$0.92 per Class A Preferred or Class B Preferred Share of the Company.

Under the Brazilian Corporate Law, even if the Aracruz Conversion is approved at the Special General Meetings, the Company’s management may call another Extraordinary General Shareholders’ Meeting following the Special General Meetings to submit to the vote of the Company’s common shareholders a proposal to reconsider and, as the case may be, cancel the Aracruz Conversion if, at the discretion of the Company’s management, the amount that would have to be paid by the Company in respect of appraisal rights could, in the opinion of the Company’s management, jeopardize the Company’s financial situation.

The Stock Swap Merger

The Stock Swap Merger is being conducted pursuant to the Brazilian Corporate Law. It involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. It is expected that the Stock Swap Merger will be conducted pursuant to exemptions from registration provided under the Securities Act. No offers of securities or offers to buy securities may, or will, be conducted by the Company absent registration or an exemption from registration. The new VCP common shares that will be distributed to Aracruz shareholders in connection with the Stock Swap Merger, if approved, have not yet been registered with the SEC. VCP intends to (1) register with the SEC under the Securities Exchange Act the new VCP common shares resulting from the Stock Swap Merger, if approved, and (2) file a listing application with the NYSE for the new VCP ADSs that will be distributed to holders of Aracruz ADSs in connection with the Stock Swap Merger. Neither Aracruz nor VCP are asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any affiliate of either of those companies.

Overview

After the Special General Meetings for the Aracruz Conversion, independently of whether the Aracruz Conversion is approved or not, and as part of the VCP-Aracruz Business Combination, our management and VCP’s management intend to call an Extraordinary General Shareholders’ Meeting of each company to vote upon a business combination under the Brazilian Corporate Law known as a stock swap merger (incorporação de ações). Pursuant to the Stock Swap Merger, subject to the approval of both companies’ common shareholders, all the issued and outstanding Aracruz shares not held by VCP will be exchanged for VCP common shares (assuming the consummation of the VCP Conversion).

As in most corporate actions submitted to a vote of a corporation’s shareholders, under the Brazilian Corporate Law the preferred shares of either the acquirer or the target of a stock swap merger, including the Stock Swap Merger, do not have voting rights in connection with this corporate action.

The Stock Swap Merger is not an exchange offer, since, if the transaction is approved, Aracruz shareholders will not have the option to hold on to their Aracruz shares. If the Stock Swap Merger is approved, the Aracruz shareholders will either agree to have their Aracruz shares exchanged for VCP common shares (assuming the VCP Conversion is consummated) or exercise appraisal rights, to the extent available, as further explained below.

If the Stock Swap Merger is approved, VCP’s capital structure will be changed. Set forth below is a diagram that illustrates the effect of the Stock Swap Merger, if approved and consummated, to the capital structure of VCP.

Proposed Stock Swap Merger (1)(2)(3)

(1)	Ownership interests in VCP assume the consummation of the VCP Conversion with VCP shareholdings as of May 29, 2009.
(2)	Ownership interests in Aracruz assume the approval and consummation of the Aracruz Conversion with shareholdings as of May 29, 2009.
(3)	Amounts of shareholders’ equity participation will depend on various factors, including the exercise of appraisal rights.

Exchange Ratio

The exchange ratio for the Stock Swap Merger is 0.1347 VCP common share (assuming the VCP Conversion is consummated) for each Aracruz common share (assuming the Aracruz Conversion is approved and consummated). If the Aracruz Conversion is not approved or consummated, the structure of the Stock Swap Merger could be altered (if not cancelled) to provide for the exchange each class of the Company’s stock (common, Class A Preferred and Class B Preferred) for shares of VCP. If this were to occur, the 0.1347 Stock Swap Merger exchange ratio would be adjusted, so that a new ratio to exchange Aracruz Preferred Shares for VCP common shares (assuming the VCP Conversion is consummated) would take into account the effect of the application of the Aracruz Conversion exchange ratio of 0.91 Aracruz common share for each and every one of Aracruz’s preferred shares, which effect would have resulted had the Aracruz Conversion been approved and consummated.

It is expected that, if the VCP–Aracruz Business Combination is consummated, our shareholders will have their interest in the entity resulting from the business combination reduced in comparison to the interest they currently hold in our Company. See “Item 3D. Risk Factors—Risks Related to our Proposed Business Combination with VCP—The ownership percentage of our Preferred Shareholders in the entity resulting from the VCP–Aracruz Business Combination will be less than their current interest in Aracruz.”

Special Independent Committees

In 2008, the CVM approved Practice Bulletin (Parecer de Orientação) No. 35 which provided certain guidelines to management of controlling and controlled companies in the negotiation of business combinations, including negotiations of stock swap mergers, involving those companies. CVM Practice Bulletin No. 35 sets forth some procedures that, without the exclusion of others, might serve to contribute to the protection of the target’s minority shareholders in business combinations, including stock swap mergers. One such procedure is for each affiliated company involved in a merger to establish certain special independent committees, or Special Independent Committees, comprised, entirely or in part, of independent members who will help negotiate the transaction and make recommendations to the boards of directors of each company.

In connection with the Stock Swap Merger, VCP and Aracruz formed such Special Independent Committees comprised entirely of independent members (see “Item 6A. Directors and Senior Management—Special Independent Committee”) which analyzed the exchange ratios in respect of the Stock Swap Merger.

The Aracruz Special Independent Committee and the VCP Special Independent Committee prepared reports on the terms of the Stock Swap Merger, including its related exchange ratio, that were submitted to the boards of directors of each company. As a result, on June 1, 2009, separate meetings of the boards of directors of Aracruz and VCP were convened to analyze the recommendations made by the Special Independent Committees of each company with respect to the Stock Swap Merger.

After (i) having been made aware of the discussions between the Aracruz Special Independent Committee and the VCP Special Independent Committee, (ii) having examined the reports submitted by those committees; and (iii) having discussed the conclusions of those committees among themselves, the boards of directors of Aracruz and VCP unanimously decided to set the exchange ratio for the Stock Swap Merger at 0.1347 VCP common share for each and every one of Aracruz’s common shares.

The unanimous decisions of each of the boards of directors of Aracruz and VCP were essentially based upon the following:

•

the VCP Special Independent Committee considered an exchange ratio ranging between 0.0924 and 0.1347 VCP common share for each and every one of Aracruz’s common shares to be appropriate, while the Aracruz Special Independent Committee proposed an exchange ratio ranging between 0.1342 and 0.1473 VCP common share for each and every one Aracruz’s common shares;

•

given the proposed exchange ratios stated above, the Special Independent Committees of each company agreed on an exchange ratio between 0.1342 and 0.1347 VCP common share for each and every one of Aracruz’s common shares;

•

in its report, the Aracruz Special Independent Committee suggested that, within the range it considered acceptable, the exchange ratio should be fixed at 0.1384 VCP common share for each and every one of Aracruz’s common shares; and

•	however, the suggestion of the Aracruz Special Independent Committee stated above was not within the acceptable range set by the VCP Special Independent Committee.

Considering the rationales presented, and acceptable exchange ratio ranges recommended, by the Special Independent Committees of each company, the boards of directors of VCP and Aracruz agreed to set an exchange ratio as high as possible within the range suggested by the Aracruz Special Independent Committee but, at the same time, within the limits set by the VCP Special Independent Committee. Therefore, the directors of VCP and Aracruz decided to submit for approval of the General Shareholders’ Meetings of each company the exchange ratio for the Stock Swap Merger at 0.1347 VCP common share for each and every one of Aracruz’s common share, since this exchange ratio complied with the recommendations of the Special Independent Committees of both companies.

Nevertheless, in connection with conversions and stock swap mergers, Brazilian Corporate Law does not (1) establish any specific minimum or maximum exchange ratio, (2) require that the boards of directors of any of the involved companies formally determine that the terms of those transaction as a whole are “fair,” either procedurally or financially, to its non-controlling shareholders, (3) require the formation of any special independent committee or otherwise that the involved companies alter their corporate governance rules or (4) impose any prohibition or limitation on the voting rights of controlling shareholders.

In addition, while the Special Independent Committees were appointed in compliance with one of the procedures recommended by CVM Practice Bulletin No. 35 and took an active role in assisting in the negotiation of the financial terms of the Stock Swap Merger and advising the Boards of Directors of VCP and Aracruz, U.S. holders of Aracruz shares and ADS holders should bear in mind that the role of these Special Independent Committees differs in certain respects from that of a traditional special committee appointed by a U.S. company in connection with a transaction similar to the Stock Swap Merger. In particular, while the Special Independent Committees were involved in the process of establishing the Stock Swap Merger exchange ratio, they did not, however, determine such ratios.

Quorum

Under the Brazilian Corporate Law, quorum to convene an Extraordinary General Shareholders’ Meeting of VCP to deliberate on the Stock Swap Merger is at least 25% of the issued and outstanding VCP common shares. A favorable vote of the majority of VCP common shareholders present at a duly convened Extraordinary General Shareholders’ Meeting to decide on the Stock Swap Merger will approve this corporate action. It is expected that the Stock Swap Merger would be approved at an Extraordinary General Shareholders’ Meeting of VCP, as VID owns all of the issued and outstanding common shares of VCP and has indicated to VCP that it would vote in favor of the Stock Swap Merger.

Under the Brazilian Corporate Law, quorum to convene an Extraordinary General Shareholders’ Meeting of Aracruz to deliberate on the Stock Swap Merger and approve this corporate action is at least 50% of the issued and outstanding Aracruz common shares. Assuming the Aracruz Conversion is approved and consummated, VCP would own approximately 44.8% of the Company’s common shares. VCP has already indicated to us that it would vote in favor of the Stock Swap Merger. Therefore, assuming the Aracruz Conversion is approved, a favorable vote of Aracruz common shareholders owning approximately 5.2% plus one of the Company’s common shares would be required to approve the Stock Swap Merger at the Aracruz Extraordinary General Shareholders’ Meeting.

If the Aracruz Conversion is not approved, our ultimate controlling shareholder, VID, might reevaluate the structure of the Stock Swap Merger or elect to abandon this corporate action altogether.

Appraisal Rights

Under the Brazilian Corporate Law, target shareholders who do not vote in favor of the Stock Swap Mergers, including those who abstain from voting or do not attend the relevant Extraordinary General Shareholders’ Meeting, as well as target preferred shareholders, are entitled to exercise appraisal rights, which, under the Brazilian Corporate Law, is generally paid at book value.

However, under the Brazilian Corporate Law a class of shares that meets certain dispersion and liquidity criteria set forth under the law will not entitle their holders to appraisal rights in respect of corporate resolutions that approve a stock swap merger. Of the Company’s three classes of share (common, Class A Preferred and Class B Preferred), only the Class B Preferred currently meet the liquidity and dispersion criteria set forth under the Brazilian Corporate Law. As the Aracruz Conversion has not yet been approved, it is not possible to determine at this time whether the Aracruz common shares following this corporate action would still meet the dispersion and liquidity criteria of the Brazilian Corporate Law, such as the Company’s Class B Preferred Shares currently do. If, following the Aracruz Conversion, the Aracruz common shares meet those criteria, then none of the Aracruz shareholders, including its ADS holders, would be entitled to appraisal rights in connection with the Stock Swap Merger. If, on the other hand, the Aracruz common shares are unable to meet those criteria following the Aracruz Conversion, then all of the Company’s shareholders, including its ADS holders, will be entitled to appraisal rights in connection with the Stock Swap Merger at an appraisal price to be announced by the Company in due course.

In addition, under the Brazilian Corporate Law, even if the Stock Swap Merger is approved, VCP’s management may call another Extraordinary General Shareholders’ Meeting following the approval of the Stock Swap Merger to submit to the vote of VCP’s common shareholders a proposal to reconsider and, as the case may be, cancel the Stock Swap Merger if, at the discretion of VCP’s management, the amount that would have to be paid by the entity resulting from the VCP-Aracruz Business Combination in respect of appraisal rights could, in the opinion of VCP’s management, jeopardize that entity’s financial situation.

Capital Expenditures

The Company’s capital expenditures for 2006, 2007, 2008 were US$301.0 million, US$589.7 million and US$691.4 million, respectively.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2006	2007	2008
	(in US$ millions)
Silviculture (Forest) and other forestry investments (includes land purchases)	219.1	317.8	356.6
Improvements/industrial investments	67.3	212.8	318.9
Other	14.6	59.1	15.9

Total	301.0	589.7	691.4

During 2006, we invested approximately US$301.0 million, of which US$113.1 million was devoted to silviculture, US$80.5 million to land purchases, US$25.5 million to other forestry investments, US$23.4 million to ongoing industrial investments, US$43.9 million to the Barra do Riacho Unit Optimization and Guaíba Unit Expansion projects and US$14.6 million to other projects.

During 2007, we invested approximately US$589.7 million, of which US$146.5 million was devoted to silviculture, US$140.4 million to land purchases, US$30.9 million to other forestry investments, US$51.6 million to ongoing industrial investments, US$161.2 million to the Barra do Riacho Unit Optimization and Guaíba Unit Expansion projects and US$59.1 million to other projects.

During 2008, we invested approximately US$691.4 million, of which US$184.6 million was devoted to silviculture, US$118.7 million to land purchases, US$53.3 million to other forestry investments, US$49.3 million to ongoing industrial investments, US$29.4 million to Barra do Riacho Unit Optimization project, US$240.2 million to Guaíba Unit Expansion project and US$15.9 million to other projects.

Due to certain restrictive covenants to which we are subject under our financing agreements (see “Item 5B. Liquidity and Capital Resources—Indebtedness—Export Prepayment Facility Agreement and Secured Loan.”), and in view of the current reduced demand for our products resulting from the recent global economic crisis, we have taken measures with a view to preserving our cash position and overall liquidity, including a temporary suspension of our capital expenditures. Although in 2009 we did not budget any capital expenditures for new projects, we plan to incur approximately US$196 million in maintenance, phase out and pre-contracted capital expenditures in 2009, mainly related to:

•	the regular maintenance of concluded projects, including forestry and industrial investments to allow those projects to continue operating;

•	the implementation of phasing out measures for certain projects, including the Barra do Riacho Unit Optimization and Guaíba Unit Expansion projects; and

•	land purchases that had been contractually agreed upon prior to this recent change in the Company’s capital expenditure policy.

These capital expenditures will be invested entirely in Brazil and mainly financed by our operating activities and cash reserves.

B.	Business Overview

General

We are the world’s largest producer of bleached hardwood kraft market pulp. We produce eucalyptus pulp, which is a high-quality variety of hardwood pulp used by paper manufacturers to produce a wide range of products, including premium tissue, printing and writing papers, liquid packaging board and specialty papers. Eucalyptus pulp’s distinguishing characteristics are its softness, opacity, porosity, and suitability for printing. “Market pulp” is the pulp sold to producers of paper products, as opposed to pulp produced by an integrated paper producer, for use in paper production facilities. “Kraft” pulp is pulp produced in a chemical process using sulphate.

During 2008, we produced approximately 2,556,600 tons of BEKP (3,106,000 tons including 50% of Veracel’s pulp production), representing an estimated 11% of the total worldwide production capacity of hardwood market pulp and 19% of the worldwide production capacity of BEKP for 2008. In 2008, eucalyptus accounted for an estimate of approximately 57% of the total worldwide production capacity of BHKP. In 2008 and 2007, sales to customers located outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of our sales volume. See “—Markets and Customers” and “Competition.”

In 2008, Aracruz’s sales volume totaled 2,916,000 tons of eucalyptus pulp (2,917,000 tons including 50% of Veracel’s direct sales) compared to 2,581,000 tons in 2007 (3,104,000 tons including 50% of Veracel’s direct sales).

In 2008, we had net operating revenue of US$1,825.0 million of eucalyptus pulp compared to US$1,808.0 million in 2007 and US$1,632.2 million in 2006.

From 1979 to 2008, our pulp production volume had a compound annual growth rate of 9% per annum, from 291k tons to 3.1 million tons in 2008 (including 50% of Veracel’s pulp production).

Our production facilities consist of the Barra do Riacho Unit in Espírito Santo state, which has three production units each with two bleaching, drying and baling lines, the Guaíba Unit, located in the municipality of Guaíba, state of Rio Grande do Sul, and Veracel, located in the municipality of Eunápolis, state of Bahia, where we have a 50% stake. Our production facilities are equipped with advanced environmental protection resources.

Aracruz maintains a ratio of one hectare of preserved natural ecosystem for each 1.6 hectares of plantations. Despite the condition of self sufficiency in wood requirements, the Company managed to have other sources of wood supply from the Forestry Partners Program, which celebrated its 18th anniversary in 2008. Last year, the total turnover of the program was almost US$31 million distributed into nearly 3,800 contracts of small, medium and large size areas farms, covering close to 96,000 hectares of eucalyptus forest, all in private farming properties. The program contributes to the generation of jobs in the country communities, encourages the utilization of otherwise idle land, increases and diversifies farm income, and at the same time provides the Company with an alternative source of wood supply. The program helps to reduce pressure exerted by certain society sectors in harvesting native forests to obtain lumber for other purposes, such as grazing fence, charcoal and firewood.

We believe that we are one of the lowest-cost producers of bleached kraft market pulp in the world. Our low production costs relative to some of our competitors are due to a number of factors, including:

•	economies of scale;

•	advanced forestry techniques in managing the processes of planting;

•	growing and harvesting of our trees;

•	modern industrial plants;

•	a comparatively short harvest cycle of our trees; and

•	lower energy and chemical costs.

During 2008, we were able to meet 82% of our wood fiber requirements with our eucalyptus forests. Climate and soil conditions in Brazil enable us to harvest our eucalyptus trees earlier, only seven years after planting, while harvesting cycles of other forest species in the southern United States, Canada and Scandinavia can take from 25 to 70 years. Harvesting cycles of our main non-Brazilian competitors in the eucalyptus pulp market (Spain, Portugal and Chile) are approximately eight to ten years. See “—Raw Materials—Wood” and “Competition.” We produce internally approximately 97% and 77% of our electrical energy requirement for our Barra do Riacho and Guaíba Units, respectively, mainly from by-products of our pulp production process. We also recycle the greater part of the chemicals used at those Units. See “—Raw Materials—Energy.”

Business Strategy

Since 2006, Aracruz has adopted the following goals and principles:

Mission

•

Aracruz will offer its products obtained in a sustainable way from planted forests, generating economic, social and environmental benefits and, in this way, contributing to the social well-being and quality of life of the Brazilian people.

Vision

•	Aracruz will seek to be acknowledged as leader in the global pulp market.

Business Principles

Our decisions and actions are based on ethical values and observe the following business principles, which also guide our Code of Ethics:

•	Integrity

We have a commitment to integrity:

•	acting with fairness and honesty;

•	respecting human rights;

•	complying with legislation, internal rules, agreements and commitments;

•	continuously seeking the best corporate governance practices;

•	rejecting any form of corruption or illegality.

•	Commitment to shareholders

We create value for all shareholders with a focus on operational excellence by:

•	investing in continuous improvement and innovation throughout our operations;

•	seeking to maximize return on investments;

•	increasing the scale of our business;

•	managing risks and pursuing a continuous reduction in the cost of capital.

•	Customer focus

We value long-term relationships by:

•	offering products that satisfy customer needs;

•	guaranteeing the safety of our products and the reliability of their supply;

•	investing in product development.

•	Valuing our employees

We value our employees by:

•	fostering a safe, healthy and motivating work environment and rejecting discrimination of any kind;

•	respecting freedom of association;

•	offering opportunities for professional and personal development;

•	fostering professional growth based on merit;

•	encouraging active citizenship;

•	seeking to constantly improve quality of life.

•	Valuing our stakeholders

We cultivate relationships of mutual trust with our stakeholders by:

•	seeking engagement and cooperation;

•	being sensitive to their aspirations and concerns;

•	using dialogue as the first priority to resolve conflicts;

•	respecting diversity and freedom of opinion and expression;

•	being transparent in our actions and communications.

•	Harmony with the environment

We act in harmony with the environment and we contribute to its protection:

•	using natural resources in a sustainable manner;

•	adopting modern technologies and practices to make our operations more efficient and to minimize their impacts;

•	contributing to the preservation of biodiversity.

•	Social responsibility

We take our corporate social responsibility seriously by:

•	disseminating knowledge and fostering the sustainable development of communities;

•	establishing partnerships, investing in projects and nurturing networks with the private sector, civil society organizations and the public sector;

•	contributing to the improvement of public governance;

•	supporting and strengthening the partners in our supply chain.

We encourage our business partners to adopt these principles, as we strive for the sustainability of our supply chain.

Listed below are some of the policies that form our business strategy:

• The pursuit of economies of scale resulting from new capacity increases. In 1998, Aracruz carried out the modernization of Fiberlines A and B, as well as the Excellence Project, both of which improved Aracruz’s operational efficiency and enabled the Company to reduce costs. In the middle of 2002, the Company invested in the Fiberline C Expansion Project, which increased our nominal production capacity to over 2,000,000 tons per year. Following these moves, Aracruz continued to deliver growth through (i) the acquisition of Riocell from Klabin S.A., which had an updated nominal production capacity of approximately 400,000 tons of bleached eucalyptus market pulp and 50,000 tons of printing and writing paper, and (ii) our investments in the Veracel Mill. In September 2004, Aracruz’s Board of Directors approved the Guaíba Unit Optimization Project, which improved operational efficiency and enabled the Unit to increase its nominal capacity from 400,000 to 430,000 tons per year. Following the same value drive, in 2005 the Company approved the Barra do Riacho Unit Optimization Project that projected an increase in the nominal capacity of the three existing Fiberlines by 200,000 tons. This project was concluded in the last quarter of 2007. However, due to changes in specification of the product, and subsequent changes in process on the scope of the project, the expected nominal capacity was reduced to 2,300,000 tons in 2008. These Projects rely on our technology advances and benefit from our existing overhead and management structure, which has absorbed the new activity without significant additional fixed costs.

• The improvement of forestry technology using advanced genetic techniques, which will result in an increase in the forest yield. Worthy of notice were the new achievements in the tree improvement programs of new Eucalyptus species and their hybrids, aiming at obtaining a broader fiber platform in terms of forest productivity and wood quality for specific products. At the Barra do Riacho Unit, the soil monitoring process conducted in the last twenty years revealed that fertility has been enhanced for most of the planted areas, due to application of improvements in nutritional management, especially beginning in the late 1990s. One new hydrologic station was installed in the experimental watershed at the Guaíba Unit. Superficial and underground water quantity and quality monitoring conducted in representative watersheds continues to point out that there are no changes in those parameters which might be associated with eucalyptus plantations. Aracruz biodiversity studies started 16 years ago, both in eucalyptus plantations and native reserves. The updated results have shown that more than 13 thousand birds of 588 different species were identified through the end of 2008, thereby suggesting that the silvicultural model adopted by Aracruz has preserved and maintained the bird communities at the studied locations.

• The pursuit of optimization of transportation logistics. Wood transport to the mills comprise a large portion of our pulp production costs. Improvements in transportation logistics and reductions in costs are a priority for the Company. At the end of 2002, we improved the logistics of our rail transportation. We also launched our Multimodal Transportation Systems, which uses maritime and rail infrastructure, with the main objective to enhance logistics and further integrate our Mill-Port-Forest system. In 2005, coastal shipping delivered 17% of the total wood consumed at the Barra do Riacho Mills. With the entry into service in October 2005 of another tug and barge, the annual shipping potential capacity is estimated to be 2.7 million cubic meters. Last year, 1.9 million cubic meters, or 24% of total wood placed in the Barra do Riacho’s stock yard, were delivered through this system. According to our projections for 2009, the system is planning to deliver 2.2 million cubic meters. Each barge has a wood-carrying capacity of approximately 5,000 cubic meters. As well as optimizing transport costs, the maritime transportation eliminated close to 76,000 truck journeys along Brazilian Highway No. 101 in 2008, reducing traffic on the road and cutting emissions of greenhouse gases as a result of lower fossil fuel consumption.

• The improvement of business process management with state-of-the-art information technology in order to improve efficiency and reduce costs. We use mySAP.com(R) platform supplied by SAP to control, simplify and integrate our business process within all our sites and also to implement connectivity with our customers and suppliers. All of our information systems are in compliance with Sarbanes-Oxley Act requirements, which includes an IT Continuity Plan. During 2007, we had implemented the new version of ERP mySAP.com (ECC6.0). During 2008, in addition to the regular tests, our U.S. office successfully tested the IT Continuity Plan. In parallel, all business processes were evaluated in order to optimize them and make use of the new functions available.

• The increase of our competitiveness. The competitiveness of our business operations, combined with our significant cash generation capabilities, has led us to evaluate from time to time various future strategic alternatives, including further increase of current pulp operations, either through acquisitions or expansion of existing capacity, and/or further acquisitions of additional forests.

History of our Principal Investing Activities

Guaíba Unit Expansion Project

In March 2008, the Board of Directors approved an expansion project for the Guaíba Unit aimed at increasing site nominal capacity by 1.3 million tons. An estimated US$2.8 billion of capital expenditures had been approved for this project, including investments in lands, forest and mill.

Some of the project’s key factors were:

•	attractive forest productivity and availability of lands and wood at reasonable cost;

•	reduction of fixed costs through synergies and scale;

•	opportunity to optimize and update actual operation;

•	energy surplus with profitable selling potential; and

•	favorable export logistics.

Although the project was approved in March 2008, the Company had been investing, with approval of the Board of Directors, in land acquisitions and forest plantations since 2005 in order to form a substantial forestry base and decide on the mill project go-ahead. By investing in land acquisitions and forest plantations, the Company would be able to build a large resource of raw material of its own and therefore be prepared for later investments in the mill projects.

By the end of 2008, after deterioration of the market scenario arising from the global economic downturn, we decided to temporarily suspend the project until favorable conditions emerge again. Because of adverse market conditions, in October 2008 we announced a temporary suspension of the Guaíba Unit Expansion Project for an one-year period. Subsequent to October 2008 announcement, in January 2009 we announced that the Guaíba Unit Expansion Project would be resumed only in the first half of 2011, assuming we meet certain other criteria set forth in the Export Prepayment Credit Facility. At the time the project was suspended, the Company had already invested around US$650 million in land, forest and mill preparation. However, the Company continues to make the necessary maintenance expenditures to avoid the deterioration of the investments already made in connection with this project.

Barra do Riacho Unit Optimization Project

The Barra do Riacho Unit Optimization Project was approved by our Board of Directors in December, 2005. It aimed at improving the technology and performance in the pulp production process and introducing flexibility to adapt the pulp to different market requirements. These improvements were made by modifying and/or replacing equipment at Fiberlines A, B and C with the expectation of a sustainable increase in nominal capacity of 200,000 tons per year.

Due to changes in scope in the original design and specification of the plant, the nominal capacity after the conclusion of the project was 2,300,000 ton (30,000 lower than expected by the project’s original design).

The total plant investment was estimated at US$230 million, or US$1.350 /ton, with 80% of the items produced domestically and 20% imported.

Implementation of this project commenced in the first half of 2006 and was concluded in the fourth quarter of 2007. Residual payments in connection with this project are still being made, as they were contracted in installments or were due after the conclusion of the project.

Land purchases were not needed for this project. The incremental wood volume for this project has been provided basically by (1) reduction in the average age of the current forestry base and (2) increases in forestry productivity through forestry management implemented in 1999.

Investment in Veracel

On October 10, 2000, we entered into two stock purchase and sale agreements pursuant to which we acquired a 45% stake in Veracel, then a joint venture between Stora Enso OYJ and Odebrecht, to grow and manage eucalyptus plantations and to build a pulp mill. On January 31, 2003, we acquired an additional 5% of Veracel’s stock, thus reaching a 50% interest in that entity. This equity investment in Veracel achieved two objectives: (i) a guaranteed supply of wood for the Fiberline C Expansion Project during the first three years of the new production unit’s operation and (ii) the opportunity to grow our business in the future from an operational base in Bahia that can potentially replicate our accomplishments in the state of Espírito Santo.

In May 2003, we and Stora Enso approved the construction of the Veracel Mill. The construction of the mill started in the early second half of 2003, and the operational start-up was in May 2005. The Veracel Mill has obtained long-term direct funding from development banks in the amount of approximately US$650 million, being US$500 million from BNDES and US$150 million from the European Investment Bank and the Nordic Investment Bank. The funding of the Veracel Project consisted of 5% internal cash generation, 42% equity and 53% loans from Brazilian and international development agencies. The European Investment Bank and the Nordic Investment Bank loans were fully pre-paid in 2007. The Company is a several guarantor of 50% of the indebtedness incurred by Veracel, including indebtedness in connection with the financing of the Veracel Project. Stora Enso is a several guarantor of the other 50% of such indebtedness. At December 31, 2008, the outstanding amount of such indebtedness guaranteed by the Company was approximately US$217.5 million.

During 2008, the Company increased its share capital invested in Veracel in the amount of US$77.2 million. Such capital increase did not affect the Company’s interest in Veracel as the other shareholder proportionally increased its share capital investment.

APM

In February 2004, the Board of Directors of APM approved a five-year business plan, which comprises the expansion of the APM sawmill nominal production capacity to 95,000 cubic meters per year and investments in the amount of up to US$10.3 million. The amounts that have been invested in each year are shown below:

Year	Amount Invested
2005	US$	1.35 million
2006	US$	72 thousand
2007	US$	1.35 million
2008	US$	318 thousand

Market Overview

General

Wood pulp is the principal raw material used in manufacturing paper and paperboard. Whether or not a specific type of wood pulp is suitable for a particular end-use depends on the type of wood used to make the pulp, as well as the process used to transform the wood into pulp. Hardwood pulp is produced using hardwood trees, such as oak, eucalyptus, aspen, birch and acacia trees. Hardwood pulp has short fibers and is generally better suited for manufacturing coated and uncoated printing and writing papers, tissue and specialty papers. Softwood pulp is produced using softwood trees, such as pine. It has long fibers and is generally used to add strength to the paper. We do not produce softwood pulp.

The pulp manufacturing process also can determine a pulp’s suitability for particular end-uses. Chemical pulp refers to pulp made using chemical processes to dissolve the lignin and other organic materials holding the wood fibers together. Among the various chemical processes, the most common is the “kraft” process, which is used by us to produce our pulp. The kraft process helps to maintain the inherent strength of the wood fibers and thus produces a pulp especially well suited for manufacturing printing and writing papers, specialty papers and tissue papers. Pulp producers may sell their pulp in the worldwide market or use it internally to manufacture various types of papers.

Bleached pulp is used for a variety of purposes, including printing and writing papers, specialty papers and tissues. Unbleached pulp, which is brown in color, is used in the production of wrapping papers, corrugated containers and other paper and cardboard transportation materials.

As a result of the variety of wood types and processes used to produce pulp, which have evolved significantly over time, the pulp market has become increasingly specialized in terms of technical characteristics. Many of the physical and chemical properties most valued by printing and writing paper manufacturers and other bleached pulp consumers, such as opacity and brightness, are exhibited by hardwood and, particularly, eucalyptus pulp. In addition, the increasing specialization of paper manufacturers has resulted in many such manufacturers developing their own customized mix of pulp inputs (known as “furnish”), for use in their paper manufacturing. Furthermore, as more paper manufacturers have come to appreciate the technical characteristics of hardwood pulp and have come to rely on a significant hardwood pulp component in their furnish, the market for hardwood pulp has grown more rapidly than the market for softwood pulp.

Within the hardwood segment, bleached eucalyptus kraft market pulp has demonstrated the highest annual rate of growth in demand from 1998 to 2008. Over this ten-year period, the annual rate of growth in demand for bleached eucalyptus pulp was estimated at 8.9%, while the annual rate of growth in demand for hardwood pulp during the same period was estimated at 5.0%, and the market for softwood pulp for the same period was estimated at a 2.0% annual rate.

Eucalyptus is only one of many types of hardwood used to make pulp. Eucalyptus trees generally grow straight and have few branches. This allows for dense growth, easy harvesting and less need for pruning. Since 1980, eucalyptus kraft market pulp has steadily increased as a percentage of the total worldwide production of bleached hardwood kraft market pulp (from 29% in 1980 to approximately 56% in 2008) primarily due to its high quality, and because of properties such as its softness, opacity and printability.

International Markets

From 1998 to 2008, the worldwide production capacity of bleached hardwood kraft market pulp is estimated to have grown an average of approximately 5.4% per year, from 16.8 million tons to 28.6 million tons. The start-up of new or expanded production facilities has increased the total worldwide capacity for bleached hardwood kraft market pulp by approximately 10.6 million tons from 2000 to 2008. Worldwide demand for bleached hardwood kraft market pulp is strongly influenced by the demand for paper and board products, which correlates to world GDP growth. Demand for bleached hardwood kraft market pulp has grown in recent years, increasing from 15.0 million tons in 1998 to 24.4 million tons in 2008. Consumption of market pulp is concentrated mainly in Europe, North America and Asia.

The table below shows the estimated demand for bleached hardwood by region:

	2004		2005		2006		2007		2008
	tons	total (%)	tons	total (%)	tons	total (%)	tons	total (%)	tons	total (%)
North America	2,740,000	13	2,915,000	14	3,095,000	14	3,345,000	14	3,110,000	12.6
Europe	8,965,000	43	9,080,000	43	9,570,000	43	9,980,000	42	9,955,000	40.6
Asia	8,195,000	40	8,235,000	39	8,850,000	39	9,100,000	39	10,060,000	41.0
Latin America	865,000	4	835,000	4	880,000	4	1,080,000	5	1,370,000	5.6

Total World	20,765,000		21,065,000		22,395,000		23,505,000		24,495,000

Source: Pulp and Paper Products Council, or PPPC (March 2009).

The table below shows Aracruz sales and market share by region:

	2004		2005		2006		2007		2008
	tons	total (%)	tons	total (%)	tons	total (%)	tons	total (%)	tons	total (%)
North America	831,300	30	909,300	31	1,016,400	33	1,050,800	31	1,159,926	37
Europe	1,014,400	12	1,122,300	11	1,175,000	12	1,266,100	13	1,078,099	11
Asia	533,100	7	510,800	6	757,400	9	710,500	8	612,134	6
Latin America	71,200	8	48,100	6	63,300	7	73,000	7	68,864	5

Total World	2,450,000		2,590,600		3,012,100		3,100,300		2,919,023

The market pulp industry is highly competitive and is also sensitive to changes in industry capacity, producer inventories and cyclical changes in the world’s economies, all of which may significantly affect pulp prices and thereby our profitability. The price of pulp generally increases as economies expand around the world. Strong demand during most of the 1980s caused the market price per ton of bleached eucalyptus kraft market pulp, delivered in the United States by us, to peak in 1989 at US$775 per ton. A global recessionary environment and a substantial increase in worldwide pulp supply during the early 1990s led to a sharp decline in the prices of market pulp, reaching US$410 per ton in December l993, the lowest price level since 1983.

In the beginning of 2004, prices were depressed but, with an increase in paper demand and adequate inventories, prices reached a peak by June and July at US$595 (North America delivered). In the middle of the third quarter, the absence of Chinese buyers in the market once more depressed prices which ended 2004 at US$555 (North America delivered).

The increase in demand in 2005, combined with pulp mill closures, resulted in a price increase in the same year, which reached the list price of US$635 per ton (North America delivered) in April and sustained itself throughout the year. In 2006, the same scenario allowed an US$80 per ton price increase over the year, reaching US$715 per ton in December.

The trend of mill closures and strong demand for hardwood pulp observed in 2005 and 2006 continued throughout the year of 2007. This combination resulted in a tight supply and demand ratio allowing price increase implementation. Regarding BEKP, prices evolved from US$715 per ton in January to US$805 per ton (North America delivered) in December 2007.

The positive trend for pulp prices seen in 2007 was sustained for until August of 2008, when the world economy started to show signs of weakness anticipating the financial turmoil. Prices peaked at August reaching US$860 per tons to close December 2008 at US$685 per ton. As the real economy continued to be affected by the financial crisis, prices bottomed in April 2009 at the level of US$550 per ton delivered in North America.

The following chart shows, for the periods indicated, average annual prices for BEKP as compared to northern hardwood (NBHK) and southern hardwood (SBHK) prices:

(Note: prices are expressed as simple arithmetic average for the year)

Sources: The Company’s databank, and for southern and northern hardwood pulp prices, Hawkins Wright.

Domestic Market

In 2007, demand for bleached hardwood kraft market pulp in Brazil achieved 870,000 tons, an annual growth of 43% over 2006. However, this growth was mainly due to a “definitional change” of the market, resulting from changes in ownership of pulp and paper facilities in Brazil that resulted in the reclassification of previously affiliated pulp to market pulp. In 2008, demand for bleached hardwood kraft market pulp in Brazil achieved 992,545 tons, an annual increase of 14%. In 2008, we supplied approximately 69,000 tons of the aggregated domestic demand for bleached eucalyptus kraft market pulp, compared to 69,000 tons in 2007 and 53,000 tons in 2006.

The six largest Brazilian producers of bleached hardwood kraft market pulp are:

•	Aracruz Celulose S.A.;

•	Suzano Papel e Celulose S.A.;

•	Votorantim Celulose e Papel S.A.;

•	Celulose Nipo-Brasileira S.A. – CENIBRA;

•	Jarí Celulose S.A.; and

•	Lwarcel Celulose e Papel.

Together, the six largest Brazilian producers accounted for 85% of total domestic sales in 2008, with Aracruz accounting for 7% of total domestic sales. Our domestic sales volume of bleached hardwood kraft market pulp was 2% of Aracruz total sales volume in 2005, 2006, 2007 and 2008, as a result of our increase in sales in international markets and the effect of other producers increasing their own share of the Brazilian market. See “—Competition.” Although domestic pulp prices are affected to a certain degree by general economic conditions in Brazil, domestic pulp prices have been, and are expected to continue to be, correlated with international pulp prices.

Eucalyptus Forests

As of December 31 2008, we owned approximately 542,491 hectares of land (not including land owned by Veracel) distributed in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul. Out of this total, 313,341 hectares are planted with eucalyptus forests. The average distance from the forest to the mills at Barra do Riacho Unit is 204 kilometers, while the distance at Guaíba Unit is 146 kilometers. The average distance from the forest to the mill has an important effect on our transportation cost, and require us to seek ways to reduce the distance through various methods, including accelerating the substitution of low productive forest with more efficient cloned trees near the mills, as discussed in “—Raw Materials—Wood.” In addition, we are always evaluating opportunities to acquire land with forests closer to our mills, in order to reduce the associated costs of hauling wood from the forest to the mills. We also look to implement logistics systems that may reduce transportation costs, such as transportation by barges using our port facility in the state of Bahia. See “—Business Strategy.” The 313,341 hectares of eucalyptus forest is used to supply pulp and solid wood, while the 197,616 hectares covered with natural ecosystem vegetation helps to preserve hundreds of wildlife species (fauna and flora). Another 21,007 hectares are used as roads, facilities and for other activities. Brazilian forest legislation requires that 20% of our lands, at any given time, are set aside for preservation purposes, where native ecosystems (either remaining natural forest fragments or natural restored forest area through planting of indigenous species) are protected.

Throughout 2008, one of our main objectives was to increase the Forestry Partners Program along with the establishment of new plantations to ensure the future supply of wood for our mills. During 2008, approximately 13,500 additional hectares of eucalyptus plantation were established through this program.

Our Barra do Riacho Unit has a tree nursery capable of producing over 40 million seedlings per year and a research facility. At Guaíba Unit, after the 2007 expansion project, the production capacity of tree seedlings went from 21 million in 2006 to 30 million seedlings in 2008.

In 2008, we supplied 9.6 million cubic meter of wood to our pulp mills, of which 7.8 million cubic meters came from our own eucalyptus forests and 1.8 million cubic meters of wood were purchased from the market, including approximately 1.5 million cubic meters purchased through the Forestry Partners Program.

The Company pioneered the use of cloned plantlets from rooted cuttings, a method also known as vegetative propagation, with a view to carrying out large-scale eucalyptus planting. The cloning method results in extremely homogeneous tree fibers, which the Company believes results in a more streamlined industrial process and higher quality pulp. Today, over 90% of the Company’s eucalyptus forests are grown from cloned plants. Rather than growing from seeds, clones are the “offspring” of asexual propagation. By means of this type of generation, the descendant receives the same genetic code of the original tree. Accordingly, the risk of disease and pests are lessened by choosing several parent trees that are well adapted to the region. Other benefits of vegetative propagation include significantly lower bark per cubic meter of wood, and “self-pruning” trees with fewer branches.

Raw Materials

Wood

We rely exclusively on eucalyptus trees to meet our pulp wood requirements. Eucalyptus is a short-fibered hardwood that has the capacity to sprout after being cut, and so trees are managed to regenerate twice. Eucalyptus trees are among the fastest growing forest species in the world. Climate and soil conditions in Brazil allow eucalyptus trees to be harvested early at six to seven-year rotations as compared to the eight to ten-year rotation in Spain, Portugal or Chile. As part of our growth strategy, we have sought to eliminate the need for external sources of wood and to maximize both the yield and quality of fiber grown on our plantations and in the Forestry Partners Program through advanced forestry and tree-cloning techniques.

Through development of cloned trees, selected on the basis of certain characteristics, we were able to reduce our industrial wood consumption, per ton of pulp produced, from 3.9 solid cubic meters under bark in 1985 to 3.6 solid cubic meters in 2008. The optimal harvesting age of our forest varies from 5.5 to 6.5 years from planting time.

In 2006, 2007 and 2008, our forests were able to fulfill nearly 91%, 86% and 82% of our wood requirements, respectively.

Energy

Reducing our need for outside sources of energy and chemicals is an important component of our low-cost production strategy. At the Barra do Riacho Unit, approximately 97% of our electrical energy needs in 2008 were met by burning by-products generated from pulp production compared with 96% in 2007, 98% in 2006 and with 79% in 1999. This result, in 2008, is due to our production increase with a corresponding increase in power consumption. In 2008, at the Guaíba Unit, 74.6% of our electrical energy was generated internally using methods similar to the ones used in Barra do Riacho Unit and from the generation of energy from coal. This result is 5.8% higher than 2007 due to energetic efficiency and increase in equipment availability. The remainder of our energy needs were met through purchases of electricity, fuel oil and natural gas from other sources.

Chemicals

We use several chemicals in the pulp bleaching process. The Company has significant dependence on certain chemicals and, therefore, adopts strong measures to mitigate it. Until December 1999, we maintained and operated an electrochemical plant on the same site as the mill at the Barra do Riacho Unit to produce some of the chemicals used in the pulp bleaching process, specifically chlorine, caustic soda and sodium chlorate.

On December 16, 1999, we entered into a series of transactions with Canadianoxy Chemicals Ltd. for the transfer of our electrochemical plant to a subsidiary of Canexus Inc., or Canexus, a Canadian company formerly known as Canadian Occidental Petroleum, for approximately US$61 million. Canexus, with head offices in Calgary, Canada, is a major producer of sodium chlorate. Its principal shareholder is Occidental Petroleum Corporation, which owns approximately 80% of its share capital. The transfer closed on December 17, 1999. The sale of the electrochemical plant, located adjacent to the mill in the Barra do Riacho Unit, is part of our strategy to concentrate on our core business by transferring the production of chemicals to a specialized producer. We built the plant during the construction of the pulp mill in 1979 and subsequently expanded the plant in 1991. At the time of the sale, the electrochemical plant had the capacity to produce approximately 36,000 tons per year of sodium chlorate, 36,000 tons per year of caustic soda and 32,000 tons per year of chlorine. The plant also produces hydrochloric acid and sodium hypochlorite (liquid bleach).

As part of the sale of the electrochemical plant, we and two subsidiaries of Canexus entered into a successively renewable contract for the reciprocal supply of raw materials, services and products over a 25-year period. The agreement obligates us to provide a continuous supply of raw materials, primarily water and steam, to the electrochemical plant, and the plant to provide bleaching chemicals to us, at competitive prices. The agreement includes clauses of performance incentives, such as sharing of productivity gains and preference prices. The agreement also may not be assigned by a party without the consent of the other party and includes provisions relating to: (i) the extension of the agreement for an additional 10-year period upon the agreement of both parties not less than two years prior to the expiration of the initial 25-year term, (ii) the suspension of service by each party, (iii) the termination of service and (iv) the termination of the agreement by a party upon 18 months’ notice that such party intends to permanently cease operation at its facility. In the event of termination of the agreement or a proposed sale by Canexus, the agreement provides that we have the right of first negotiation for the acquisition of the electrochemical plant. As a result of the sale, we no longer have responsibility for the electrochemical plant and, accordingly, any interruption of the operations of the electrochemical plant could require us to seek alternative sources in the market for certain chemicals essential to our production of pulp.

The chemicals used in the pulp bleaching process in the Guaíba Unit, especially caustic soda, sodium chlorate, hydrochloric acid and chlorine dioxide, are also produced in an electrochemical plant located on site. The nominal capacities of such electrochemical plant are, respectively, 23,605 ton/year of caustic soda, 20,949 ton/year of chlorine, 9,900 ton/year of sodium chlorate, 9,000 ton/year of hydrochloric acid and 5,760 ton/year of chlorine dioxide.

Water

Water is required in the pulp production process and in the cultivation of seedlings. Water is primarily provided by several rivers, which feed into a 35 million cubic meter reservoir on the mill site in Barra do Riacho Unit. In the Guaíba Unit, the water is provided by the Guaíba Lake, beside the mill. The reservoir in the Barra do Riacho Unit holds enough water to supply the mill’s needs for a five-year period in the event of a drought (based on statistical information regarding periods of very low rainfall). In the Barra do Riacho Unit, wastewater undergoes a two-stage purification treatment process before it flows into the ocean, and in Guaíba Unit we have a four stage purification process before it flows into the Guaíba Lake.

Beginning in the latter half of 1998, the state of Espírito Santo experienced a severe drought which reduced our water supply and caused us to pursue alternative long-term sources of water to meet our current operating needs as well as any foreseeable expansion plans. As a result, in May 1999, we, together with the municipal governments of Aracruz and Linhares, a neighboring city, began a public interest project to obtain water from the Rio Doce river through an existing system of canals and rivers. The project was completed in June 1999 and now provides water for the local communities and for the industrial and chemical districts of the Municipality of Aracruz, as well as for irrigation of agricultural activities in the northern region of the state of Espírito Santo. This project has also been supplying us with water for our Barra do Riacho mills based on our needs from time to time.

Pulp Production

When operating at full capacity, the Barra do Riacho Unit mill can process over 23,000 solid cubic meters of timber each day and the Guaíba Unit mill can process 6,700 solid cubic meters of timber each day. The logs are either debarked in the forest or debarked at the mills using tumbling drums and then cut into chips, which are transferred by a conveyor system to the digesters where they are mixed with chemicals and heated under pressure. During this chemical cooking process, the lignin and cellulose are separated. Once removed, the lignin is used as fuel to produce steam and electrical energy for the milling process. The used chemicals are removed at various stages of the production process and recycled within the plant. The cellulose fibers are then washed, bleached using bleaching chemicals (which are produced on site), filtered, pressed and dried. The dried pulp is then cut into sheets, packed into bales and transported by truck to domestic destinations and by vessels to overseas markets. For its offshore shipments, our Barra do Riacho Unit is served by a private port which is administered by Portocel, in which we own 51% of the shares, located approximately 1.5 kilometers from the mill. The Guaíba Unit mill supplies the domestic market by using mostly trucks as transportation mode. All exported pulp volumes are transferred to Rio Grande Port through a dedicated barging system. See “—Transportation.”

Standard Pulp is pulp bleached with regular levels of chlorine. Standard Pulp is in high demand in North America and Asia. Since 2006, Aracruz has stopped producing standard pulp.

Since 2006, we only produce one type of pulp: Elemental Chlorine Free Pulp, or ECF pulp. ECF pulp is pulp bleached with lower levels of chlorine and it is in high demand in Europe, where our customers have preferred pulp that is bleached with little or no chlorine due to the environmental concerns relating to the pulp production process, particularly the bleaching process.

We first produced ECF Pulp in November 1990. During the period from 1991 to 1994, we equipped the Barra do Riacho Unit mill so that it would have the capacity to produce enough ECF pulp to meet the growing demand for this product. From 1993 to 1997, we produced 75% ECF pulp. Commencing in 1998, with the completion of the Modernization Project, we produced 100% ECF pulp.

During 2008, 100% of Barra do Riacho Unit production, or 2,104,000 tons, was comprised of ECF pulp as compared to 2,132,000 tons during 2007 and 2,180,002 tons during 2006. During 2008, 100% of Guaíba Unit production, or 453,119 tons, was comprised of ECF pulp as compared to approximately 436,000 tons in 2007 and 2006.

Transportation

Wood from the forest areas is transported by truck, railroad and sea barge (owned by independent contractors) to our mills for processing into pulp. The average distance from our forest areas to the mills at Barra do Riacho Unit is 204 kilometers, while the distance of our forests to the Guaíba Unit is 146 kilometers.

The pulp produced for exportation at Barra do Riacho mill is transported by truck from the mill to the port of Barra do Riacho (Portocel), which is located approximately 1.5 kilometers from the mill site. This port is used to store pulp and load ocean vessels, providing Aracruz with a convenient access to the Atlantic Ocean. The port is a modern facility that currently has the capacity to handle approximately 10 million tons of pulp and wood per year, moving up to 5.5 million tons of pulp overseas. Warehouse facilities at the port are capable of storing approximately 220,000 tons of pulp (static storage).

Our integrated, coastal wood shipment project was completed in December 2002. It involves an integrated tug and barge system and two port terminals. This sea transportation system links the far South of Bahia to the mills in the state of Espírito Santo. The port complex of Portocel, adjacent to the mills at Barra do Riacho Unit, receives wood from plantations in southern Bahia via an alternative transportation system that is more efficient and less pollutant than truck-based highway shipments. In 2008, the operation between Caravelas and Portocel was able to transport 1.9 million cubic meters of wood.

Another improvement to our wood transportation operation was the construction and start-up of a four kilometer-long rail spur used for unloading wood shipments directly at the mill’s yard in 2003. This improvement, finished in 2003, was important to optimize the receiving process of the wood that comes from the northern part of Minas Gerais state and other areas within the state of Espírito Santo.

At the Guaíba mill, the pulp is exported through the port of Rio Grande, located in the southern region of the state of Rio Grande do Sul. The pulp is loaded in barges at a terminal facility integrated to the mill and then transported by barges along the Lagoa dos Patos. The distance from the terminal at the mill to the port in Rio Grande is approximately 160 nautical miles.

Markets and Customers

Our main markets are in North America, Europe and Asia. Our export sales are made through our foreign subsidiary in Hungary. See “—Organizational Structure—Significant Subsidiaries.” The Company does not have any special sales method, such as installment sales. The relative geographic distribution of our sales by volume and percentages of total production for the periods indicated were as set forth below:

	2004		2005		2006		2007		2008
	tons	total (%)	tons	total (%)	tons	total (%)	tons	total (%)	tons	total (%)
Europe	1,014,400	41	1,122,300	43	1,175,000	39	1,266,100	41	1,078,100	37
North America	831,300	34	909,300	35	1,016,400	34	1,050,800	34	1,159,900	40
Asia	533,100	22	510,800	20	757,400	25	710,500	23	612,100	21
Latin America	21,600	1	8,400	1	10,000	0	4,000	0	200	0

Total Exports	2,400,400	98	2,550,800	98	2,958,800	98	3,031,400	98	2,850,300	98
Brazil	49,600	2	39,700	2	53,300	2	68,900	2	68,700	2

Total	2,450,000	100	2,590,600	100	3,012,100	100	3,100,300	100	2,919,000	100

Our average net prices per ton of eucalyptus pulp for 2004, 2005, 2006, 2007 and 2008 were, US$458, US$502, US$542, US$583 and US$625.84, respectively.

In 2006, 2007 and 2008, approximately 2% of our sales volume was sold in the domestic market. One of our marketing strategies is to develop long-term relationships with customers that will purchase our production year after year. Stable, long-term relationships permit us to reduce our marketing expenses, to better understand our customers’ needs and to take advantage of our competitive strengths, including the consistency of our pulp and our efficient logistic and technical client support. In 2007 and 2008, our ten largest costumers accounted for approximately 80% of our sales, by volume, respectively, and for those years our three largest customers accounted for approximately 61% and 57% of our sales, by volume, respectively. These customers include leading North American tissue manufacturers and leading global manufacturers of printing and writing paper. We believe that the loss of any of these customers could have a material adverse effect on our results of operations.

In 2006, 2007 and 2008, demand for our pulp has been in line with our production capacity. We have long-term sales contracts with some of our customers, including several of our largest customers. These contracts generally provide for sales of specified amounts of pulp at prices announced from time to time by us, which are in line with the prevailing market prices for pulp sold to customers in the geographic area of the purchaser under the contract. Early termination is provided for in the contracts in the event of a material breach, the insolvency of one of the parties or force majeure events of extended duration. Certain sales contracts include provisions that permit us to reduce the quantities to be shipped if sales to the purchaser and our affiliates would exceed a specified percentage of our annual production capacity.

We have sought to diversify our sales among different market segments, such as consumer products (e.g., tissue paper), specialty papers and high quality printing and writing papers. Producers of these products, as opposed to producers of commodity papers, value the consistency of our pulp as well as the reliability of our service.

The following table shows a breakdown by end uses of our pulp production in 2004, 2005, 2006, 2007 and 2008:

	2004	2005	2006	2007	2008
Tissue	55%	57%	57%	58%	61%
Printing, and Writing Paper	22%	22%	21%	23%	18%
Specialty Papers(1)	22%	21%	22%	19%	21%
Cartonboard	1%	—	—	—	—
	100%	100%	100%	100%	100%

(1)	Includes liquid packaging board, carbonless paper, base paper for laminated paper and coated wood-free specialties.

Competition

While we compete with other producers of bleached hardwood kraft market pulp, our most direct competitors are other producers of eucalyptus pulp due to the special characteristics of this fiber. To a lesser degree, all producers of hardwood pulp compete with producers of softwood pulp and with other suppliers of raw materials, including recycled paper.

Competition is based primarily on quality (particularly consistency of product), service, price and reliability. We and other Brazilian eucalyptus pulp producers have significant cost advantages over producers in other regions. See “—Raw Materials—Wood.” We, however, do not generally compete on the basis of price alone. Instead, we emphasize quality, reliability and stable long-term relationships with customers.

If demand for recycled paper increases in the future, demand for pulp could be adversely affected. While no assurance can be given, we believe that increases in demand for recycled paper would not materially affect our results of operations, at least in the near future, because (i) it is more costly to produce recycled paper using current technology due to the high costs of sorting out wastes and de-inking the recycled fiber, and (ii) customers are predominantly manufacturers of higher-quality paper products such as premium tissue paper, coated papers and specialty papers, which are less likely to use recycled fibers for their products.

Bleached Eucalyptus Kraft Market Pulp (BEKP)

We are the largest producer and exporter of bleached eucalyptus kraft market pulp in the world. Our main competitors in this market are located in Brazil, Portugal, Chile and Spain and are listed by country (without any priority as to order) in the following table:

Producer	Country
Celulose Nipo-Brasileira S.A. – CENIBRA	Brazil
Suzano Papel e Celulose S.A.	Brazil
Jari Celulose S.A.	Brazil
Votorantim Celulose e Papel S.A.	Brazil
Empresa de Celulose e Papel de Portugal SGPS, S.A. (Portucel)	Portugal
Celulose Beira Industrial S.A.	Portugal
CMPC Papeles S.A.	Chile
Celulosa Arauco y Constituicíon SA.	Chile
Empresa Nacional de Celulosas S.A.	Spain
Grupo Rottneros (Miranda mill)	Spain

Management estimates that the five major producers of bleached eucalyptus kraft market pulp in the world (i.e., Aracruz, CENIBRA, Empresa Nacional de Celulosas S.A., Suzano Papel e Celulose S.A, and VCP, which is the direct and indirect owner of 96.5% of our common shares) currently account for 54% of the total world production capacity of BEKP. Management estimates that in 2008, we accounted for 24% of the world production capacity of bleached eucalyptus kraft market pulp, 6% of the world production capacity of chemical market pulp and 12% of the world production capacity of bleached hardwood kraft market pulp.

Bleached Hardwood Kraft Market Pulp

To the extent that pulp from other hardwoods can be substituted for the slightly more expensive bleached eucalyptus kraft pulp, we also compete with producers of pulp from other hardwoods. Such competition is based more on cost and less on quality or suitability of the pulp for use in higher quality paper products. Although bleached hardwood kraft market pulp is produced in most regions of the world, the dominant producers are located in North America, Latin America and Western Europe, which in 2008 are expected to have accounted for 75% in the aggregate, and 14%, 41% and 16%, respectively, of the world’s total bleached hardwood kraft market pulp production capacity. Producers in the United States sold approximately 2,082,000 tons in 2006, 2,032,000 in 2007 and 1,832,000 in 2008, while Brazilian producers sold approximately 5,774,000 6,700,000 and 7,834,000 tons respectively, in such periods. Several of our competitors in this market are larger than we are and may have greater economic and/or other resources than we do.

Worldwide production capacity for bleached hardwood kraft market pulp grew approximately 5.6% per year from 1998 to 2008, totaling 28.6 million tons, and is expected to grow at an annual rate of 3% during the period of 2008 to 2011 (or approximately 4.7 million tons in total during this period). Approximately 82% of this growth in capacity is expected to occur in Latin America, where bleached eucalyptus kraft market pulp capacity is expected to grow from approximately 16.1 million tons in 2008 to approximately 20.9 million tons in 2011. Worldwide demand for bleached hardwood kraft market pulp is expected to grow by 2.7% from 2008 through 2011, adding 3.5 million tons to the current demand.

Environmental and Other Regulatory Matters

Our mill and forestry operations are subject to federal, state and local laws, regulations and permit requirements relating to the protection of the environment. Federal Law No. 6,938, dated August 31, 1981, established strict liability for environmental damage, mechanisms for enforcement of environmental standards and licensing requirements for activities that are effectively or potentially damaging to the environment. Environmental laws and regulations also govern the conduct of forest operations and the protection of Brazilian fauna and flora. A violation of environmental laws and regulations may result in fines and penalties which may be material. Federal Law No. 9,605, dated February 12, 1998, provides that individuals or entities whose conduct or activities cause harm to the environment are subject to criminal and administrative sanctions and are liable for any costs to repair the damages resulting from such harm. Criminal sanctions for individuals and entities that commit environmental crimes range from fines to imprisonment (individuals) or dissolution (legal entities). In addition, Federal Law No. 9,605 also establishes that company’s corporate veil may be pierced if the shareholding structure impedes the recovery for harm caused to the environment.

The states of Espírito Santo and Rio Grande do Sul have state legislation that requires local manufacturing concerns to obtain various permits including operating permits for manufacturing facilities. Pursuant to those respective state laws, state authorities are empowered to regulate a company’s operations by ascribing company-specific environmental standards in such company’s operating permit. The operating permits require that we maintain certain emissions, effluent and waste disposal standards.

On February 10, 1998, the state of Espírito Santo issued us a two-year operating permit for Fiberlines A and B at the Barra do Riacho Unit, which was renewed for an additional five years, commencing on February 10, 2000. On July 1, 2002, the state of Espírito Santo issued us a four-year operating permit for Fiberline C at Barra do Riacho Unit, valid until July 2006. On May 6, 2005, as reviewed in July 2007, the state of Espírito Santo issued us a unified four-year operating permit for the Barra do Riacho Unit (Fiberlines A, B and C), which is undergoing a renewal process, as per our request filed in December 2008.

On June 20, 2005, the state of Rio Grande do Sul issued to us an operating permit for Guaíba Unit, valid until June 2009. On March 2009, we have filed a request to renew this permit. The operating permit will be automatically issued if the state of Rio Grande do Sul does not present us with any requirements until the end of June 2009.

Beginning in March 1997, we became subject to an environmental audit every three years in the state of Espírito Santo. The audit is conducted by subcontracted auditors and approved by the Secretaria de Estado de Meio Ambiente e Recursos Hídricos do Estado do Espírito Santo, or SEAMA, the state of Espírito Santo environmental department. The audit was not carried out in 2000, since SEAMA has not published the result of the 1997 audit. The 2000 audit was conducted in June 2001. The most recent audits were conducted in November 2004 and November 2007. In the state of Rio Grande do Sul, we became subject to an environmental audit every year, since the 2002 fiscal year. The audit is conducted by subcontracted auditors and approved by the IBAMA. The audit has been regularly carried since 2002. In 2007, we had problems scheduling the audit. The last audit was conducted in March 2008.

Our forestry activities are regulated by the Brazilian federal government and the governments of the states of Espírito Santo, Minas Gerais, Bahia and Rio Grande do Sul. Our operating permit for our forest operations in Espírito Santo was renewed for a six-year period commencing on October 4, 2004. In the states of Minas Gerais and Bahia, the licensing process for renewal is still under negotiation and we expect to conclude it in 2009. In the state of Rio Grande do Sul, the Company has obtained four implementation permits from FEPAM to plant 10,000 hectares of eucalyptus in four watersheds. These permits were obtained under a public licensing process that included public hearings.

We also entered into contracts with farmers in the state of Espírito Santo, Minas Gerais, Bahia, Rio Grande do Sul and Rio de Janeiro according to which such farmers have agreed to grow trees to be sold to us. See “—Eucalyptus Forests.” Regarding our operating permit for the Forestry Partners Program, the license was renewed in 2008 and will expire in 2014.

Planting may be carried out only after a well structured project is presented to and approved by the appropriate governmental authorities. In accordance with federal law, at least 20% of rural areas, including our landholdings, must be set aside for the preservation of natural ecosystems to protect wildlife flora and fauna. We currently exceed this requirement, since preservation areas account for approximately 36% of our total landholdings.

Environmental considerations are fundamental to our development of new technologies. Our integrated pest management relies on biological control of pests and diseases. Soil and plant nutrients are continuously monitored to guarantee an adequate balance. At our production units, methods for the evaluation of environmental effects of effluents on receiving detriments have been developed and used. The origins of pulp and effluent toxicity have been studied, taking into consideration all possible sources, from raw materials (wood) to bleaching effluents. In addition, environmental quality is considered in the development of new technologies and products. Pulp products are continuously evaluated in terms of their possible effects on the quality of effluents in our customers’ paper machines as well.

In 1996, the state of Bahia granted us a permit for the APM site, the sawmill company of which we currently hold  1/3 (one third) of the shares. In 1998, the state of Bahia granted an operating permit for APM, which has been renewed various times and is currently valid until April 2014.

Aracruz’ forest silvicultural management is certified by the Bureau Veritas Certification (formerly BVQI), or BVC, in the standard NBR 14789—Principles, Criteria and Indicators for Plantation Forests of the Brazilian System of Forest Certification (CERFLOR/PEFC System), regulated by the Instituto Nacional de Metrologia, Normalização e Qualidade Industrial, or INMETRO, the federal agency for inspection of industrial products. The certification process for each defined scope includes certification audits, public meetings with local stakeholders’ participation, public reports publication and annual monitoring audits for the maintenance of the CERFLOR certificate.

In October 2003, BVC approved CERFLOR certification covering all of the plantations owned by the Company in the state of Bahia. The certificate issued by the INMETRO was received in March 2004. We initiated this certification process in August 2003, including pre-audit, initial audit and certification audits. The certification audit was publicized through local radio stations and newspapers as well as the sending out of letters to more than 600 persons or entities. Five public meetings were held in respect of the Certification, with the presence of more than 300 people. In October 2004, the first annual monitoring audit for the maintenance of CERFLOR certification in Bahia took place. The certification was maintained and a new public report was made available to the general public on the internet.

The CERFLOR certification for plantations in Espírito Santo state was approved by BVC in June 2005. The certification process was initiated in November 2004 with the holding of six public meetings and an initial audit. The certification audit was held in January 2005. The audit report was made available for the public on the internet for 90 days. The certificate issued by INMETRO was received in June 2005.

In October 2005, we had the second annual monitoring audit for the maintenance of CERFLOR certification in Bahia and the first annual monitoring audit for the maintenance of CERFLOR certification in Espírito Santo. In August 2005, we started the CERFLOR certification for plantations in Rio Grande do Sul. Four public meetings were held in respect of this Certification, with the presence of more than 60 people. The certificate issued by INMETRO was received in May 2006. In September 2005, we started the CERFLOR certification for plantations in Minas Gerais. Two public meetings were held in respect of this certification, with the presence of more than 100 people. The certificate issued by INMETRO was also received in May 2006.

In 2006, BVC granted to the Company the chain of custody certification for both the Barra do Riacho and Guaíba Units. The chain of custody was certified by the BVC in the standard NBR 14790 of the CERFLOR/PEFC System. This certification assures that at least 70% of the final product (pulp) comes from certified forests.

In 2007, the annual monitoring audits for the maintenance of CERFLOR certification in all states where we operate (Bahia, Espírito Santo, Minas Gerais and Rio Grande do Sul) were consolidated. After consolidation, we maintained our certifications. Today, the total amount of certified area is 357,585 hectares (210,610 hectares of plantations) for the Barra do Riacho Unit and 100,764 hectares (61,115 hectares of plantations) for the Guaíba Unit.

The Company presents, in the table below, its areas certified by CERFLOR as well as the base period of such certifications:

Forest Management Certified Area (hectares)
State	Municipalities	Original Area (Total Planted Area) (Base Period)	2007 Total Area (Total Planted Area) (Base Period)	2008 Total Area (Total Planted Area) (Base Period)	2009 Total Area (Total Planted Area) (Base Period)
Bahia	Mucuri, Nova Viçosa, Prado, Alcobaça, Caravelas, Ibirapuã, Teixeira de Freitas e Vereda	166,089 (95,322) (09/12/2003)	172,348 (98,874) (10/31/2006)	172,588 (98,697) (10/31/2007)	172,512 (98,520) (07/31/2008)
Espírito Santo	Aracruz, Santa Teresa, Santa Leopoldina, Fundão, Serra, Sooretama, Vila Valério, Mucurici, Conceição da Barra, Linhares, Montanha, Pinheiros, São Mateus, Rio Bananal, Jaguaré e Pedro Canário	147,537 (93,778) (12/31/2004)	170,228 (106,837) (10/31/2006)	170,914 (105,247) (10/31/2007)	171,823 (104,260) (07/31/2008)
Minas Gerais	Nanuque e Carlos Chagas	13,617 (6,410) (07/31/2005)	14,083 (6,629) (10/31/2006)	14,083 (6,665) (10/31/2007)	14,081 (6,665) (07/31/2008)
Rio Grande do Sul	Guaíba, Barra do Ribeiro, Butiá, Arroio dos Ratos, Mariana Pimentel, Eldorado do Sul, Minas do Leão, Pantano Grande, São Jerônimo, Tapes, Charqueadas, Dom Feliciano, Barão do Triunfo, General Câmara, Triunfo, Sentinela do Sul, Cerro Grande do Sul, Cachoeirado Sul, Sertão Santana, Rio Pardo, Encruzilhada do Sul, Camaquã, Viamão, Porto Alegre, Vila Nova do Sul, Cristal, Amara Ferrador, Bagé, Caçapava do Sul, Candelária, Lavras do Sul, Santana da Boa Vista, São Gabriel, São Lourenço do Sul, São Sepé e Santa Margarida do Sul.	68,744 (44,192) (10/31/2005)	89,598 (57,430) (10/31/2006)	100,764 (61,115) (10/31/2007)	142,704 (84,243) (07/31/2008)

In October 2005, CERFLOR Certification gained international endorsement through the Program for the Endorsement of Forest Certification Schemes - PEFC Council, the global assessment organization for forest certification systems. Such endorsement attests that CERFLOR certification is an independent proof that the Company’s certified plantations are subject to sustainable forest management preserving the ecological, social and economical functions of forests.

Insurance

Our forests are fully covered by insurance. The insurance limit was set at R$10 million for our forest areas based on the historically low rates of loss and the large spread of the risk.

In 2003, the Company received the Highly Protected Risk, or HPR, seal of approval from FM Global, the world’s largest property risk insurance company and leader in the field of risk management and loss prevention. The certification, which is renowned worldwide in the field of insurance, attests to the Company’s low operating interruption risk as a result of an industrial accident. We are the first Brazilian company to earn the certificate from FM Global.

In 2005, following the same pattern and principals of the Company’s risk management practices, Veracel was also granted the HPR seal of approval from FM Global, confirming the low levels of risk in its operations.

Seasonality

The market pulp industry seasonality pattern has been historically correlated with that of paper production. World paper production normally increases by the end of summer vacation in the Northern Hemisphere, as well as during the Christmas and New Year holidays. However, due to specific factors, including pulp and paper machine closures, start up of new capacities, changes in the cost structure of the industry and the increase of worldwide pulp demand, the seasonality trends observed in the past for the pulp industry may be subject to changes in the future.

C.	Organizational Structure

Significant Subsidiaries

Our operations are conducted by Aracruz Celulose S.A., as the controlling and principal operating company. The following table sets forth the subsidiaries owned directly or indirectly by us and our ownership interest in each of them as of December 31, 2008:

	As of December 31, 2008
	Total Capital (%)	Voting (%)
Portocel Terminal Especializado de Barra do Riacho S.A.(1)	51.0	51.0
Mucuri Agroflorestal S.A.(1)	100.0	100.0
Aracruz Riograndense Ltda.(1)	100.0	100.0
Alicia Papéis S.A.(1).	100.0	100.0
Aracruz Produtos de Madeira S.A. (formerly named Tecflor Industrial S.A.)(1)(8)	33.3	33.3
Veracel Celulose S.A.(1)(8)	50.0	50.0
Aracruz Trading S.A.(2)	100.0	100.0
Aracruz Celulose (USA), Inc.(3)	100.0	100.0
Aracruz (Europe) S.A.(4)	100.0	100.0
Aracruz Trading International Ltd.(5)	100.0	100.0
Riocell Limited(6)	100.0	100.0
Ara Pulp – Com. de Importação e Exportação, Unipessoal Ltda.(7)	100.0	100.0
Aracruz International Finance Company(9)	100.0	100.0

(1)	Incorporated in Brazil.
(2)	Incorporated in the Republic of Panama.
(3)	Incorporated in the United States under the laws of the state of Delaware.
(4)	Incorporated in Switzerland.
(5)	Incorporated in Hungary.
(6)	Incorporated in England.
(7)	Incorporated in Portugal.
(8)	Accounted as per the equity method.
(9)	Incorporated in the Cayman Islands.

D.	Property, Plant and Equipment

Overview

Our headquarters are in municipality of Aracruz, state of Espírito Santo, where our main production unit is located. We rent an office in the city of São Paulo where we concentrate our financial, administrative and trading functions.

Our principal pulp mill, the Barra do Riacho unit, located in the state of Espírito Santo, is the largest bleached hardwood kraft market pulp production facility in the world.

The Barra do Riacho and Guaíba units consist of large receiving yards for the logs, debarking, chipping and digesting equipment, packaging, warehousing facilities and a fully computerized control system that continuously monitors the entire production process. The Barra do Riacho Unit and the Guaíba Unit mills’ pulp systems have, respectively, six steam turbines and three steam turbines, and generators that provide a continuous power supply for that system. Fuel for the generation of steam is mainly provided by waste products from the pulp production process. External backup power supplies are also available on sites. The Barra do Riacho Unit electrochemical plant, which was transferred in December 1999 to Canexus and that provides most of the chemicals used in the pulp bleaching process, is located within the boundaries of the production facility. The Guaíba Unit also has an electrochemical plant located within its boundaries.

Barra do Riacho Unit

The Barra do Riacho Unit has three production lines: Fiberline A, Fiberline B and Fiberline C. The nominal production capacity of the Barra do Riacho Unit is approximately 2,300,000 tons of BEKP.

The Barra do Riacho Unit’s area totaled 365,350 hectares at the end of 2008, of which 211,264 hectares is eucalyptus plantation, 133,552 hectares is covered with natural preserved ecosystems (preservation area), and 20,534 hectares has other uses. The Barra do Riacho Unit is located approximately 1.5 kilometers from the port facilities at Barra do Riacho (Portocel), of which we own 51%.

On May 4, 2009, as part of the terms and conditions set forth on the Export Prepayment Credit Facility, we transferred the Barra do Riacho industrial plant to Alícia Papéis S.A., or Alícia, a wholly-owned subsidiary of Aracruz, which in turn mortgaged the Barra do Riacho industrial plant as collateral and pledged certain associated land and forests as collateral. We also pledged all of Alicia’s shares as collateral for the Export Prepayment Credit Facility.

Guaíba Unit

The nominal production capacity of the Guaíba Unit is approximately 430,000 tons of BEKP and 55,000 tons of printing and writing paper, equipped with advanced environmental protection resources.

There were approximately 177,098 hectares of total forestry area at the end of 2008 at the Guaíba Unit, of which 102,035 hectares were plantations, 64,063 hectares were native reserves and 11,000 hectares were for other uses. The average distance of the wood supply to the mill is approximately 145 kilometers.

We have a terminal facility integrated to the Guaíba Unit mill that is used to load the barges that transport the pulp to the Rio Grande port.

On April 14, 2009, the Guaíba industrial plant was mortgaged as collateral for certain BNDES loans which were previously secured by a mortgage on the Barra do Riacho industrial plant. As part of the provisions in the Export Prepayment Credit Facility, BNDES released its mortgage on the Barra do Riacho industrial plant in exchange for a mortgage to the BNDES on the Guaíba industrial plant.

Land

As of December 31 2008, we owned approximately 542,491 hectares of land in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, of which approximately 313,341 hectares are planted with eucalyptus forests. See “—Eucalyptus Forests.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We have no unresolved staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements, including the respective notes thereto, included elsewhere in this annual report, and in conjunction with the discussion of the method of presentation of financial information under “Item 3 Key Information—Selected Financial Data.”

Overview

We are the world’s largest producer of bleached hardwood kraft market pulp (BEKP). We produce eucalyptus pulp, which is a high-quality variety of hardwood pulp used by paper manufacturers to produce a wide range of products, including premium tissue, printing and writing papers, liquid packaging board and specialty papers.

During 2008, we produced approximately 2,556,600 tons of BEKP (3,106,000 tons including 50% of Veracel’s pulp production), representing an estimated 11% of the total worldwide production capacity of hardwood market pulp and 19% of the worldwide production capacity of BEKP for 2008.

In 2008, Aracruz’s sales volume totaled 2,916,000 tons of eucalyptus pulp (2,917,000 tons including 50% of Veracel’s direct sales) compared to 2,581,000 tons in 2007 (3,104,000 tons including 50% of Veracel’s direct sales).

In 2008, we had net operating revenue of US$1,825.0 million of eucalyptus pulp compared to US$1,808.0 million in 2007 and US$1,632.2 million in 2006.

From 1979 to 2008, our pulp production volume had a compound annual growth rate of 9% per annum, from 291k tons to 3.1 million tons in 2008 (including 50% of Veracel’s pulp production).

Factors Affecting our Results of Operations

The primary factors affecting our results of operations are:

•	prevailing world market prices for pulp;

•	the amount of pulp produced and sold by us; and

•	our costs of production, which primarily consist of the costs of materials (primarily wood and chemicals) and depreciation.

The prices that we are able to obtain for our pulp depend upon prevailing world market prices, which historically have been cyclical, with prices subject to significant fluctuations over relatively short periods of time. See “Item 4B. Business Overview—Market Overview—International Markets.”

We believe that we are one of the lowest cost producers of bleached kraft market pulp in the world. Our relatively low production costs are due to economies of scale, advanced forestry techniques, a comparatively short regional harvest rotation and low energy and chemical costs. See “Item 4B. Business Overview—General.”

Recently Issued Accounting Pronouncements under U.S. GAAP

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157 – “Fair value measurements,” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of such pronouncement did not generate a material impact on the Company’s financial position, as it merely expanded fair value disclosure and established a framework for measuring fair value, without requiring additional fair value measurements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115,” or SFAS 159. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. The adoption of such pronouncement did not generate a material impact on the Company’s financial position, as the Company has not elected the fair value option for any of its financial assets or liabilities at January 1, 2008.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combination,” which replaces FASB Statement No. 141, “Business Combinations.” This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Statement 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement’s scope is broader than that of Statement 141, which applied only to business combinations in which control was obtained by transferring consideration.

The result of applying Statement 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representatively faithful, and comparable information than will result from applying this Statement. In addition, this Statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impact of this pronouncement in its financial statements.

In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board, or PCAOB, amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.”

In May 2008, the FASB issued SFAS No. 163 “Accounting for Financial Guarantee Insurance Contracts.” This Statement interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of this Statement. This Statement shall be effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted.

Discussion of Critical Accounting Policies and Estimates

In connection with the preparation of the audited financial statements included in this annual report, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. We are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements. The Company’s audited consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 1 to the audited consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of the audited consolidated financial statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of the more significant accounting policies and methods used by us.

Legal Contingencies

We are currently involved in certain legal proceedings. We have accrued our estimate of the probable costs for the resolution of these claims. This estimate is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings. For a discussion of such legal proceedings, see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Fair Value of Financial Instruments

With respect to financial instruments, we must make assumptions as to future foreign exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Impairment Testing of Goodwill

The Company evaluates the carrying value of goodwill annually, and more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first compares the fair value of each reporting unit to its carrying value, including goodwill. Then, should this not be the case, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flows approach. If the carrying amount of the reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the year resulted in no impairment losses at the first step of the assessment, there being no need to compare the implied fair value of goodwill to its carrying amount. As of December 31, 2008, US$177,020 of the goodwill registered in the Company’s financial statements referred to the acquisition of the Guaíba Unit.

Recoverability of Long-lived Assets

Management reviews long-lived assets to be held and used in the Company’s business activities, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS 144, the carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. Fair value is determined primarily by using a discounted cash flow analysis. As a consequence of the changes in the exchange rates of the U.S. dollar against the Brazilin real, we have performed the anticipated undiscounted cash flow tests and we have concluded that the carrying amount of our assets is still recoverable.

Useful Lives of Property, Plant and Equipment

Adopted depreciation rates are based on estimated useful lives of the underlying assets, derived from historical information available to the Company, as well as known industry trends. The Company describes the depreciation rates it applies to its property, plant and equipment in Note 1(h) to its audited consolidated financial statements. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical 10% increase in depreciation rate existing on December 31, 2008. This hypothetical change would result in an incremental increase in the annual depreciation expense of US$25 million in the year of the change.

Brazilian Economic Environment

The Brazilian economy has been characterized by volatile economic cycles. Since the introduction of the real as the Brazilian currency in July 1994, the Central Bank adopted tight monetary policy as a necessary measure to ensure the country continues to control inflation. Since then, the Brazilian economic scenario has gradually started to stabilize. After January 1999, when the Central Bank adopted the free flotation of the Dollar exchange rates, the internal interest rates started to be the main tool for inflation control, and the Central Bank started to act preventively and most of the time was successful in bringing inflation back in line or little bit higher with targets.

The Brazilian economy has also been characterized by frequent and occasionally drastic intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the Brazilian government has the authority, when a serious imbalance in Brazil’s balance of payment occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of reais into foreign currencies. Changes in monetary, taxation, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest rate fluctuations, social instability and other political, economic or diplomatic developments, as well as the Brazilian government’s response to such developments.

Rapid changes in Brazilian political and economic conditions can continue and will require continued emphasis on assessing the risks associated with our activities and adjusting our business and operating strategy. Future developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may materially adversely affect our business. Brazilian economic conditions may be affected negatively by events elsewhere, especially in emerging markets. See “Item 3D. Risk Factors—Risk Factors Relating to Brazil.”

Effects of Inflation and Currency Exchange Fluctuations

Until July 1994, Brazil had for many years experienced high and generally unpredictable rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation as measured by the Índice Geral de Preço-Mercado, the General Market Price Index or IGP-M, and the devaluation of the real against the U.S. dollar for the periods shown:

	2004	2005	2006	2007	2008
Inflation (General Market Price Index)	12.4%	1.2%	3.9%	7.8%	9.8%
Devaluation/(appreciation) (R$ v. US$)	8.1%	(11.8)%	(8.7)%	(17.2)%	30.3%

Inflation and exchange rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations.

Inflation and exchange rate variations affect our monetary assets and liabilities denominated in reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the real devalues against the U.S. dollar and increases when the real appreciates. In addition, many financial instruments denominated in reais are indexed for inflation. In periods of devaluation of the real, we report (a) a remeasurement loss on real-denominated monetary assets, which are offset, at least in part, by monetary indexation of real-denominated financial instruments and (b) a remeasurement gain on real-denominated monetary liabilities, which is offset, at least in part, by the monetary indexation of real-denominated financial instruments.

Investor confidence was strong in 2005. The real appreciated by 11.8% against the U.S. dollar in 2005, to R$2.3407 per US$1.00 at December 31, 2005. In 2005, Brazil’s GDP increased 3.1% to US$734.4 billion, and the country achieved a record trade surplus of US$44.8 billion. Inflation in 2005, as measured by the IGP-M, was 1.2%. Interest rates continued to be maintained at high levels, with the CDI rate averaging 19.1% in 2005.

According to the Central Bank, in 2006 the GDP grew only 2.7% primarily as a result of high interest rates. Also in 2006, the real appreciated 8.7% against the U.S. dollar, reaching R$2.138 per US$1.00 at December 31, 2006.

In 2007, Brazil’s GDP increased 5.4%, and the real appreciated 17.2% against the U.S. dollar, to R$1.7713 per US$1.00 at December 31, 2007. Inflation in 2007, as measured by the IGP-M, was 7.7%, and the CDI rate average was 11.9% in the same period.

In 2008, Brazil’s GDP increased 4.8% and the real depreciated 30.3% against the U.S. dollar, to R$2.3370 per US$1.00 at December 31, 2008. Inflation in 2008, as measured by the IGP-M, was 9.8%, and the average CDI rate was 12.0% in the same period.

The global economic crisis has reduced expectations for growth of the Brazilian economy for 2009. These reduced expectations triggered the depreciation of the real, particularly since October 2008, as well as tighter availability of credit to consumers and companies, a sharp devaluation of securities of Brazilian companies and a reduction in industrial output.

According to the Focus report published by the Central Bank on April 9, 2009, negative growth of 0.30% is estimated for Brazilian GDP in 2009 and an inflation rate of 4.25% for the same period.

According to the Central Bank, Brazilian international reserves continue above R$200.0 billion (R$201.6 billion at April 20, 2009), slightly lower than 2008 year-end levels. In response to the global economic crisis, the Brazilian government has implemented macroeconomic measures, particularly reductions of the Brazilian base interest rate, tax reductions and social programs to foster investment and consumption by both individuals and companies.

Principal Components of our Financial Statements

Operating Revenues

Operating revenues are derived principally from pulp sales, 98% of which are exports, but they also include paper sales and payments for port services.

Sales Taxes and Other Deductions

Sales taxes are the PIS/COFINS contributions and the ICMS state value-added tax that accrue on our domestic operating revenues. The rate of the PIS and COFINS social contributions are 1.65% and 7.6%, respectively. The rate of the ICMS value-added tax varies from 0% to 17%, depending on the product sold and the Brazilian state in which the product is delivered.

Deductions consist of sales discounts we provide to our customers and rebates on exports.

Cost of Sales

Cost of sales consists principally of pulp sales and average inventory costs, freight and insurance, and also includes the cost of paper and port services.

Selling Expenses

Selling expenses consists of sales and distribution expenses, principally terminal, pulp loading and other delivery and commissions.

Administrative Expenses

The principal components of our administrative expenses are comprised of expenses such as personnel, third-party services (including the cost of external advisers and auditors), advertising, and depreciation, among other things.

Other Net Operating Expenses

Other net operating expenses are largely comprised of the provision for losses on ICMS tax credits, provision for labor indemnities, provision for fixed asset write-offs, allowance for doubtful account receivables and losses or gains on sales of fixed assets, and the results of net sales of chemicals and wood.

Financial Income

Financial income includes principally: (i) the net financial income from our investments; (ii) the net financial gains from swap transactions; (iii) interest based on the SELIC rate that accrues on withholding tax credits; and (iv) interest on domestic sales.

Financial Expenses

Financial income includes principally: (i) the net financial expenses in relation to loans; (ii) interest based on the SELIC rate that accrues on fiscal contingencies; and (iii) taxes (PIS, COFINS and CPMF) on financial transactions.

Currency Re-measurement - (Gain)/Loss

Currency re-measurement gains and losses comprises the impact of currency variations on assets and liabilities. This line item reflects (a) a remeasurement loss on real-denominated monetary assets, which are offset, at least in part, by monetary indexation of real-denominated financial instruments and (b) a remeasurement gain on real-denominated monetary liabilities, which is offset, at least in part, by monetary indexation of real-denominated financial instruments.

Income Tax and Social Contribution

We are subject to income tax and social contribution on our income calculated as follows: (i) ordinary income tax, levied at a rate of 15.0%; (ii) an incremental percentage, on top of ordinary income tax, applicable to the portion of taxable income that exceeds R$240,000 per annum, levied at a rate of 10.0%; and (iii) social contribution on net income levied at a rate of 9.0%.

Income tax and social contributions may be recorded as a deferred tax in our income statement as a result of currency variations on our U.S. dollar-denominated assets and liabilities against the real. Since 2005, the Company has opted to make cash settlement of income tax and social contribution liabilities, arising from currency variations, in the period in which the underlying assets/liabilities are settled, and not in the period that such tax liabilities arise. Therefore, income tax and social contribution resulting from currency variations on our assets and liabilities may be recorded in our income statement without a cash flow effect to us.

When calculating our taxable income base, Brazilian tax law permits us to deduct amounts distributed to shareholders as interest on shareholders’ equity. Interest on shareholders’ equity is interest paid or credited to shareholders at the TJLP rate and is subject to limits imposed by law. Brazilian tax law also permits us to deduct from our taxable income basis tax loss carryforwards of up to a maximum of 30% of taxable net income. The remainder of the accrued losses may be deducted in subsequent years, subject to the 30% ceiling and assuming there are tax payments from which these tax loss carryforwards can be deducted, with no time limit.

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates. See Note 3.1 to our audited consolidated financial statements.

Minority Interest

Minority interest consists of the portion of the net income of our consolidated subsidiaries to which we are entitled, which subsidiaries are jointly owned by us with other partners.

Equity in the Results of Affiliated Companies

Equity in the results of affiliated companies consists of adjustments relating to changes in the shareholders’ equity of our non-consolidated subsidiaries.

A.	Operating Results

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The table below shows the Company’s income statements for the years 2006, 2007 and 2008:

Statement of Operations Data	2006	2007	2008
	(in US$ thousands)
Operating revenues
Domestic	77,431	137,086	152,285
Export	1,845,026	2,007,017	1,999,605

Gross operating revenues	1,922,457	2,144,103	2,151,890
Sales taxes and other deductions	(241,624)	(260,328)	(240,587)

Net operating revenues	1,680,833	1,883,775	1,911,303

Operating costs and expenses
Cost of sales	1,037,896	1,190,957	1,337,797
Selling	74,005	78,832	88,329
Administrative	57,020	58,708	64,738
Other, net	12,514	(38,624)	77,973

Total operating costs and expenses	1,181,435	1,289,873	1,568,837

Operating income	499,398	593,902	342,466
Non-operating (income) expenses
Financial income	(181,733)	(168,037)	2,093,875
Financial expenses	149,719	100,864	112,690
Gain on currency remeasurement, net	(7,641)	(908)	(71,146)
Other, net	(7)	(61)	—

Total non-operating (income) expenses	(39,662)	(68,142)	2,135,419

Income before income taxes, minority interest and equity in results of affiliated companies	539,060	662,044	(1,792,953)
Income tax expense (credit)	69,494	197,312	(489,758)
Minority interest	(544)	(10,522)	735
Equity in results of affiliated companies	(13,705)	(32,141)	63,766

Net income (loss)	455,317	422,069	(1,238,694)

In 2008, net revenues reached a new record of US$1,911.3 million, 1% higher than the amount obtained in 2007, due to a 7% increase in the average net pulp prices, representing US$124.4 million, partially offset by 6% of lower pulp sales volume, totaling US$107.4 million. The remaining US$10.5 million are related to other sales. During 2008, we produced approximately 2,556,000 tons of BEKP (3,106,000 tons, including 50% of Veracel’s pulp production), a 0.4% increase from 2007, when we had produced approximately 2,569,000 tons of BEKP (3,095,000 tons including 50% of Veracel’s pulp production). Pulp sales for 2008 were approximately 2,917,000 tons, a 6% decrease as compared to 3,104,000 tons in 2007 due to reduced demand. The Company’s average list price increased by approximately 9% in 2008 compared with the average in 2007. Our sales of eucalyptus pulp in 2008 were US$1,825.0 million compared to US$1,808.0 million in 2007.

The cost of products sold (pulp), measured in US$/ton, was US$441/t, which represented an increase of 20% (US$72/ton) over 2007, mainly due to US$40/t higher cash cost of pulp produced resulting from:

•	the 6% valuation of the real against the U.S. dollar in 2008; and

•

higher cost of raw materials, including fuel, chemicals and other energy sources, in addition to the US$14/ton higher cost of pulp purchased from Veracel (due to the higher average transfer price) and US$12/ton higher cost of freight expenses.

Selling expenses increased 12%, reflecting the effect of the higher pulp loading expenses, on a per ton basis, and changes to geographical sales mix, with increased sales to more expensive regions, all of which was partially offset by a 6% decrease in sales volume over the previous year.

Administrative expenses increased 10.3% in 2008, mainly due to the 6% valuation of the real against the dollar and higher expenses with third party services.

The result for other net operating expenses was US$78.0 million in 2008, compared to a credit of US$38.6 million in the previous year, mainly due to the higher provision for losses on ICMS tax credits. In 2007, there was a partial reversal (US$40.5 million) of our provision for losses with ICMS tax credits, in addition to some ICMS tax credits sales, that were expected to be recovered in the short-term. In 2008, we reallocated this amount back to our provision for losses with ICMS tax credits as we were unable to sell them during that year.

We had negative financial income of US$2.1 billion in 2008, compared to positive financial income of US$168.0 million in 2007, mainly due to our loss with derivatives transactions. See “Item 5B. Liquidity and Capital Resources—Indebtedness— Export Prepayment Facility Agreement and Secured Loan.”

Financial expenses in 2008 were 12% higher than in 2007, mainly due to the higher interest on loans and financings.

Currency re-measurement represented a gain of US$71.1 million in 2008, caused by the 30.3% valuation of the dollar against the real in 2008, compared to a gain of US$0.9 million in 2007 when the dollar devalued by 17.1% against the real.

The following table provides a breakdown of our financial expenses and income for the periods indicated.

	2007	2008
	(in US$ millions)
Financial Expenses	100.9	112.7
Interest on financing	86.0	109.0
Taxes (IOF/PIS/COFINS and CPMF)	6.8	1.5
Interest on fiscal contingency provisions	16.9	(1.1)
Other	(8.8)	3.3
Financial Income	(168.0)	2,093.9
Interest on financing investments	(64.8)	(56.5)
Derivative transactions	(95.6)	2,159.3
Other	(7.6)	(8.9)
Currency remeasurement	(0.9)	(71.1)

Income tax and social contribution amounted to a credit of US$489.8 million in 2008, against an expense of US$197.3 million in the previous year. Tax charges are calculated based on the Brazilian GAAP results, and consequently influenced by the effect of exchange rate variation on monetary assets and liabilities denominated in US dollars. Breaking down the income tax credit in 2008, the total credit of US$489.8 million (US$197.3 million in 2007) comprises an expense of US$34.3 million of current taxes (US$41.3 million in 2007) and a credit of US$524.1 million of deferred tax (an expense of US$156.0 million in 2007). The reason for the decrease in the deferred tax amount in comparison to 2007 is the impact of the appreciation of the real against the dollar on Brazilian GAAP numbers.

As a result, net loss amounted US$1,238.7 million, compared to net earnings of US$422.1 million in 2007.

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

The table below shows the Company’s income statements for the years 2005, 2006 and 2007:

Statement of Operations Data	2005	2006	2007
	(in US$ thousands)
Operating revenues
Domestic	62,019	77,431	137,086
Export	1,469,646	1,845,026	2,007,017

Gross operating revenues	1,531,665	1,922,457	2,144,103
Sales taxes and other deductions	(186,432)	(241,624)	(260,328)

Net operating revenues	1,345,233	1,680,833	1,883,775
Operating Costs and expenses
Cost of sales	783,578	1,037,896	1,190,957
Selling	64,430	74,005	78,832
Administrative	33,820	57,020	58,708
Other, net	16,313	12,514	(38,624)

Total operating Costs and expenses	898,141	1,181,435	1,289,873

Operating income	447,092	499,398	593,902
Non-operating (income) expenses
Financial income	(125,439)	(181,733)	(168,037)
Financial expenses	137,276	149,719	100,864
Gain on currency remeasurement, net	(21,386)	(7,641)	(908)
Other, net	(778)	(7)	(61)

Total non-operating (income) expenses	(10,327)	(39,662)	(68,142)

Income before income taxes, minority interest and equity in results of affiliated companies	457,419	539,060	662,044
Income tax expense (credit)	72,228	69,494	197,312
Minority interest	(31)	(544)	(10,522)
Equity in results of affiliated companies	(44,062)	(13,705)	(32,141)

Net income	341,098	455,317	422,069

Net revenues reached a record of US$1,883.8 million in 2007, 12% higher than the amount obtained in 2006, due to an 8% increase in the average net pulp prices, representing US$127.9 million, and 3% of higher pulp sales volume, totaling US$47.9 million. The remaining US$27.2 million are related to other sales. During 2007, we produced approximately 2,569,000 tons of BEKP (3,095,000 tons including 50% of Veracel’s pulp production), a 0.3% decrease from 2006, when we had produced approximately 2,616,000 tons of BEKP (3,104,000 tons including 50% of Veracel’s pulp production). Pulp sale for 2007 were approximately 3,104,000 tons, a 3% increase as compared to 3,021,000 tons in 2006. The Company’s average list price increased by approximately 10% in 2007 compared with the average price in 2006. In 2007, the Company sold US$1,808.0 million of eucalyptus pulp compared to US$1,632.2 million in 2006 and US$1,632.2 million in 2006.

The cost of products sold (pulp), measured in US$/ton, was US$369/t in 2007, which represented an increase of 11% over 2006, mainly due to:

•	US$19/t of the effect of the appreciation of the real against the U.S. dollar on items of the cost structure correlated to the local currency (real /R$); and

•	higher pulp volume purchased from Veracel (US$8.8/t), as well as increased purchases of other raw materials, including wood purchases from third parties, oil prices, chemicals and energy sources.

Selling expenses rose 6.5% in nominal values, reflecting the 3% increase in sales volume over the previous year and higher terminal expenses, partially offset by the effect of the appreciation of the real against the U.S. dollar over the period.

In 2007, general and administrative expenses were equivalent to 3.1% of total net revenues, compared to 3.4% in the previous year, mainly due to reductions in institutional advertising.

The result for other net operating expenses was a credit of US$38.6 million in 2007, US$51.1 million better than in the previous year, mainly due to the partial reversal of the provision for losses on ICMS tax credits, which are expected to be recovered in the short-term, considering the history of such transactions. During the 2007 fiscal year, the Company sold approximately US$50 million in ICMS tax credits.

Financial income also was favored by a gain of US$96 million on foreign exchange derivative operations for cash flow protection in 2007.

The financial expenses in 2007 were 33% lower than in 2006, mainly due to the expenses linked to the pre-payment of the securitization program in 2006, and lower interest on loans and financing.

Currency re-measurement represented a gain of R$0.9 million, caused by the 17.1% devaluation of the dollar over the period, compared to a gain of US$7.6 million in 2006, when the dollar devalued by 8.7%.

The following table provides a breakdown of our financial expenses and income for the periods indicated:

	2006	2007
	(in US$ millions)
Financial Expenses	149.7	100.9
Interest on financing	91.4	86.0
Expenses involving early redemption of part of the debt	21.1	—
Taxes (PIS/COFINS and CPMF)	5.8	6.8
Interest on fiscal contingency provisions	21.6	16.9
Other	9.8	(8.8)
Financial Income	(181.7)	(168.0)
Currency remeasurement	(7.6)	(0.9)

Income tax and social contribution amounted to an expense of US$197.3 million in 2007, compared to US$69.5 million in the previous year, an increase of 184%. Tax charges are calculated based on the Brazilian GAAP results, and consequently influenced by the exchange rate variation’s effect on monetary assets and liabilities denominated in US dollars. Breaking down the income tax expense in 2007, the total expense of US$197.3 million (US$69.5 million in 2006) comprises US$41.3 million of current tax (US$30.8 million in 2006) and US$156.0 million of deferred tax (US$38.7 million in 2006). The reason for the increase in the deferred tax amount in comparison to 2006 is the impact of the appreciation of the real against the dollar on Brazilian GAAP numbers, which are the basis for calculating the Brazilian taxes.

As a result, net earnings totaled US$422.1 million, 7.3% lower than net earnings of US$455.3 million in 2006.

B.	Liquidity and Capital Resources

Liquidity

The Company’s primary sources of liquidity have historically been cash flows from operating and financing activities. The Company’s management believes these sources will continue to be the principal means with which it will meet its cash flow needs.

The Company’s material cash requirements include the following:

•	operating expenses;

•	the servicing of its indebtedness; and

•	capital expenditures.

At December 31, 2008, we had cash, cash equivalents and short-term investments of US$428.9 million, a decrease of US$64.3 million from US$493.2 million at December 31, 2007. Of our cash, cash equivalents and short-term investments held at December 31, 2008, US$362.7 million was invested locally and US$66.2 million was invested abroad, mostly in U.S. dollar denominated deposits with leading financial institutions.

The Company believes that its working capital is sufficient to support the normal course of its current operating cycle, which comprises all the activities relating to its forestry, production and sales.

Cash Flows

Operating Activities

Cash flow provided by operating activities was US$527.3 million for the year ended December 31, 2008, as compared to US$641.7 million for the year ended December 31, 2007 and US$634.9 million for the year ended December 31, 2006. This decrease in operating cash flow in 2008 is mainly due to the decrease in the pulp sales volume, partially offset by increase in the average net pulp prices.

Investing Activities

Cash flow used in investment activities amounted to US$803.4 million for the year ended December 31, 2008, US$522.0 million for the year ended December 31, 2007 and US$277.5 million for the year ended December 31, 2006. The 2008 investment activities of US$803.4 million are comprised mainly of a US$29.4 million investment in the Barra do Riacho Unit Optimization Project, US$240.2 million in the Guaíba Unit Expansion Project, US$184.6 million for silviculture, US$118.7 million for land purchases, US$46.0 million for acquisition of company (net of cash acquired) and US$118.5 million of other investments, reduced by US$3.5 million of short-term investments and US$7.7 million of proceeds from sale of equipment. All those years included equity contributions to the Veracel project that has started up in May 2005, in the amounts of US$24.5 million, US$122.8 million and US$77.2 million, in 2006, 2007 and 2008, respectively.

Financing Activities

Net cash flow provided of US$276.8 million for the year ended December 31, 2008 is mainly a result of new loans and financing. Net cash flow used of US$120.5 million for the year ended December 31, 2007 and US$341.4 million for the year ended December 31, 2006 is mainly a result of dividends and interest on shareholders’ equity paid. The Company paid dividends and interest attributed to shareholders’ equity in the amount of US$259 million, US$233 million and US$252 million in 2008, 2007 and 2006, respectively.

Indebtedness

At December 31, 2008, the Company had total debt outstanding of US$3,913.0 million, an increase of 177% over total debt outstanding at December 31, 2007 of US$1,412.5 million. Such increase was due to the derivative losses, the drawdown of another portion on the BNDES financial agreement, and the contract of new Pre-Export Notes agreements.

The breakdown of the Company’s total debt outstanding at December 31, 2007 and December 31, 2008 is set forth in the table below:

	At December 31,
	2007	2008
	(in US$ millions)
Short-Term Debt
Current portion of long-term debt
Local currency	73.0	79.7
Foreign currency	9.0	112.9
Short-term debt instruments
Local currency	5.6	4.3
Foreign currency (ACC/ACE)	0.0	111.3
Accrued finance charges
Local currency	2.5	15.8
Foreign currency	10.1	22.3

Subtotal	100.2	346.3

Long-Term Debt
Local currency	367.4	900.5
Foreign currency	944.9	2,666.2

Subtotal	1,312.3	3,566.7

Total Debt	1,412.5	3,913.0

As of December 31, 2008, our outstanding debt in local currency totaled US$1,000.3 million and was comprised primarily of derivative losses and loan agreements with the BNDES which is one of our major creditors and indirect shareholders.

As of December 31, 2008, Aracruz had approximately US$788.4 million of indebtedness based on fixed interest rates, US$40.2 million based on CDI rate, US$2,739.5 million based on LIBOR, US$39.6 million based on a currency basket and US$267.2 million based on TJLP rate.

As of December 31, 2008, our short-term debt consists of trade finance lines with an outstanding principal amount of US$111.3 million at an average annual interest rate of 8.65% and rural credit financings with outstanding principal amount of US$4.3 million at an average annual interest rate of 6.8%.

The Company’s long-term debt consists of Export Prepayment Credit Facility, certain derivatives obligations, BNDES loans and Credit Export Note (see “Item 7B. Related Party Transactions—BNDES Loan Agreements”). As of December 31, 2008, the Company’s U.S. dollar denominated debt was comprised of the derivative related debt and export prepayment agreement, in each case with an outstanding principal amount of US$1,350.5 million and US$1,389.0 million, respectively (as compared to US$909.0 million under export prepayment agreement on December 31, 2007). As of December 31, 2008, the interest rates on our export prepayment agreements ranged from LIBOR plus 0.6% to 3.5% per annum with a final maturity date for these agreements ranging from March 2012 to December 2017. Part of our prior export prepayment agreements had their maturity altered and interest rates increased as their lenders were permitted to migrate these obligations to the Export Prepayment Credit Facility that we executed with a committee of banks to refinance our debt derived from losses under our derivatives transactions. Therefore, those old export prepayment agreements that were included in the Export Prepayment Credit Facility have the same terms and conditions of such facility.

Under SFAS 15, “Accounting by Debtors and creditors for Troubled Debt Restructurings,” or SFAS 15, the effects of the modification of the terms are to be recognized prospectively. This will be done by us of the effective interest rate which will convert the carrying value of the prepayment transactions as at the modification date into the amounts effectively payable under the modified forms.

At December 31, 2008, our real denominated debt was comprised of derivative related debt with an outstanding principal amount of US$672.8 million. At December 31, 2008, the Company had loans from the BNDES with an outstanding principal amount of US$306.8 million (as compared to US$426.4 million on December 31, 2007), which represented approximately 8% of our total indebtedness at such date. On December 31, 2008, of the total aggregate principal amount of the BNDES debt, US$267.2 million was denominated in reais and adjusted by the TJLP rate, and US$39.6 million was adjusted by a currency basket. The Credit Export Note is a reais denominated debt, with an outstanding principal amount of US$40.2 million bearing interest rate at 100% of the CDI rate and with a maturity of December 16, 2013. See “Item 7B. Related Party Transactions—BNDES Loan Agreements.”

At December 31, 2008, the maturities of the long-term portion of our long-term debt were as follows:

	Amount by Year of Maturity
	(in US$ millions)
	2010	2011	2012	2013	2014 and beyond	Total
Long-term debt	317.4	367.9	393.3	691.5	1,796.6	3,566.7

Export Prepayment Facility Agreement and Secured Loan

Due to the depreciation of the real in the latter half of 2008, the Company suffered significant losses in connection with certain derivative transactions in which the Company was short positioned in U.S. dollar against the real, including target forward swaps, non-deliverable forwards and swaps with options. These transactions were unwound or early terminated between October 27 and November 3, 2008 as disclosed in a translated Material Fact Notice that was filed by the Company with the SEC on Form 6-K on November 4, 2008.

After the unwinding or early termination of those derivative transactions, the Company began negotiations with the derivative transaction counterparties (or their affiliates) or creditor banks for the repayment of the debt arising from these transactions. On January 19, 2009, the Company informed the market in a translated Material Fact Notice that was filed by the Company with the SEC on Form 6-K on January 20, 2009, that banks holding more than 80% of the debt resulting from these transactions had agreed with the Company on the terms of the repayment of this debt. Shortly thereafter, additional creditors agreed to the terms of the repayment of this debt.

On May 13, 2009, the Company and the creditor banks entered into the Export Prepayment Facility Agreement and Secured Loan, or Export Prepayment Credit Facility, which sets forth the terms and conditions of the repayment of the Company’s obligations owed to the creditor banks, or the Restructured Obligations. Aracruz Trading International Ltd., or ATI, is the borrower under this facility, and its obligations under the facility are jointly and severally guaranteed by the Company and its subsidiaries, Aracruz Celulose (USA) Inc. and Alícia Papéis S.A. The principal amount of the Restructured Obligations bears interest at three-month LIBOR, plus a margin that commences at 3.50% per annum and steps up to a maximum of 6.00% per annum.

The principal amount of the Restructured Obligations is payable in installments on June 30, 2009, December 31, 2009, and quarterly thereafter, with a final scheduled maturity date of December 31, 2017. The Export Prepayment Credit Facility includes certain mandatory prepayment events, including upon certain sales of assets, equity issuances, casualty events, incurrence of refinancing debt and generation of excess cash in any fiscal year. Mandatory prepayments will be applied in inverse order of maturity unless any such mandatory prepayment would cause the maturity date to be earlier than the date that is the seven-year anniversary of the closing date of the facility, in which case such mandatory prepayment will be applied pro rata to the remaining installments of the loans under the facility.

The facility is secured by, among other collateral, (1) a mortgage on the land and equipment of the Barra do Riacho Unit and certain land associated with this unit, (2) a pledge of certain forests associated with the Barra do Riacho Unit, (3) a pledge of 28% of the Company’s common shares indirectly owned by VCP and (4) a first priority security interest in certain export receivables and a related collateral account.

The principal covenants governing the facility include:

•	subject to certain exceptions, limitation on the Company’s ability to merge or consolidate with other entities;

•

subject to certain exceptions, limitation on capital expenditures to be made by the Company and its subsidiaries, including the agreement that the Guaíba Unit Expansion Project will not commence until after January 1, 2011 and in any event, only if certain conditions are then met with respect to the Company’s leverage and repayment of the Restructured Obligations;

•	subject to certain exceptions, limitation on sales and exchanges of assets by the Company and its subsidiaries;

•

maintenance as of the end of each fiscal quarter of a level of (A) adjusted EBITDA (for the most recently four fiscal quarters) to (B) total debt that is scheduled to mature during the four consecutive fiscal quarters plus interest expense expected to be payable during the four consecutive fiscal quarters greater than, for each fiscal quarter occurring in the 2009 and 2010 fiscal years, 1.0 to 1.0, and for any fiscal quarter thereafter, 1.2 to 1.0;

•

maintenance as of the end of each fiscal quarter of a level of debt to adjusted EBITDA (for the most recent four fiscal quarters) commencing with 6.9 to 1.0 in 2009 and reducing gradually to 3.0 to 1.0 in 2013 and thereafter;

•

limitation on the payment of dividends and other distributions by the Company to its shareholders until (A) at least 40% of the principal amount of the Restructured Obligations have been repaid in full, (B) the Company’s debt to EBITDA ratio with respect to any two consecutive fiscal quarters is less than 4.0:1.0 and (C) no default or event of default under the facility has occurred and is continuing; except that the payment of mandatory dividends required by the Brazilian Corporate Law and by the Company’s by-laws in effect as of the date the Export Prepayment Credit Facility was signed are the only dividends that may be paid and are not restricted, although any mandatory dividends paid to the Company’s controlling shareholders until the above limitations are satisfied, are required to be reinvested by the Company’s controlling shareholders in the Company as equity or subordinated debt (and only repaid to the extent that certain conditions are satisfied);

•	subject to certain exceptions, limitation on the incurrence of liens by the Company and its subsidiaries;

•	subject to certain exceptions, limitation on the incurrence of additional debt by the Company and its subsidiaries and on the prepayment of certain indebtedness; and

•	maintenance of a hedging policy approved by the Company’s board of directors and that prohibits hedging for speculative purposes.

The principal events of default under the Export Prepayment Credit Facility include:

•	failure to timely pay principal or interest due in connection with the Export Prepayment Credit Facility;

•	inaccuracy of any representation, warranty or certification made in connection with the Export Prepayment Credit Facility;

•	a cross-default and cross-judgment default, subject in each case to an agreed minimum amount of US$25.0 million;

•	subject to certain cure periods, breach of any covenant set forth in the Export Prepayment Credit Facility; and

•	the occurrence of certain events of bankruptcy or insolvency of the Company, its material subsidiaries or Veracel Celulose S.A.

Outstanding export prepayment loans with certain bank creditors were transferred by the relevant bank creditors to ATI in exchange for loans that will be repaid by ATI to these bank creditors pursuant to the terms and conditions set forth in the Export Prepayment Credit Facility. As of March 31, 2009, the aggregate principal amount owed by ATI under these loans was US$2,029.7 million.

See Note 10 to our audited consolidated financial statements.

Financial Strategy

Overview

Historically the Company has been accessing long-term trade lines denominated in US$, such as export prepayments, in order to improve its debt profile in terms of tenor and costs.

As of December 31, 2008, 74% of the Company’s total indebtedness was denominated in foreign currencies, as compared to 68% at the end of 2007.

Brazilian companies typically have limited sources of long-term debt financing denominated in reais, and we do not intend to incur short-term debt denominated in reais due to the higher associated costs. BNDES is a principal source of long-term debt financing denominated in reais at attractive costs.

In November 2008, Aracruz announced the creation of a new Control and Risk Management Area, which is independent of the existing Financial Area and which will monitor financial and operational risks relating to the Company’s activities.

Furthermore, at the end of 2008, the Company retained another independent accounting firm, as a consultant, to review its corporate risk management and self-assessment models.

As part of the creation of the Control and Risk Management Area, the Company is refining its internal controls, focusing on the following areas:

•	corporate governance model;

•	structure of processes and controls;

•	financial policy and authorized limits; and

•	reporting structure.

The Company also engaged the services of a consultant specializing in risk management to advise the Control and Risk Management area.

Investment Policy

The main portion of our cash is invested in Brazilian instruments denominated in reais. Those instruments present better yields than US$-denominated instruments and also represent a currency hedge to the Company, as the majority of Aracruz capital and operating expenditures are reais-denominated.

On June 26, 2009, we approved a new investment and financial risk management policy, which is designed to manage the Company’s liquidity risk, with the aim of ensuring that all financial commitments undertaken are paid. Accordingly, the Company shall maintain minimum liquid cash reserves equivalent to the next three months’ expected financial and operational expense outlays.

The Company’s cash may be allocated, up to an unlimited amount, to financial investments in government securities that are issued, and/or guaranteed by, the Brazilian National Treasury, the Central Bank and/or the United States treasury or the United States Federal Reserve.

With regards to transactions involving private counterparties, the exposure limit is equivalent to 75% of the Company’s total cash reserves, and the investment allocation is subject to the following criteria:

•	minimum rating of AA- by S&P or Fitch or Aa3 by Moody’s assigned to the corresponding counterparty;

•	the transaction must not exceed 2% of the counterpart’s net worth;

•	the Company must not invest more than 20% of its total cash with a single counterparty; and

•	the investment must have a 90-day maximum liquidity.

The new financial investment and financial risk management policy is designed to protect the Company’s cash generation and EBITDA from market risks associated with fluctuations in exchange rate, interest rates and pulp prices, as well as from credit risk associated with the possibility that Aracruz’s counterparts fail to pay their commitments. These risks are mitigated using derivative instruments in accordance with the following parameters:

•	linkage to an effective exposure (non-speculative hedging);

•	no leveraging involved;

•	the asset side objective is the same as the risk factor that is to be protected;

•	the execution of structured financial transactions with built-in derivatives is strictly prohibited;

•	minimum counterpart rating of AA- by S&P or Fitch or Aa3 by Moody’s;

•	other limits established are:

•

to cover the currency exposure (U.S. dollar or euro), the Financial Overview Group may determine minimum and maximum hedging limits over a 12-month maximum period. For periods of more than 12 months, it is necessary to obtain prior Board of Directors approval for any proposed transaction.

•

to cover the interest rate exposure, the Financial Overview Group may authorize the Company’s Treasury Department to carry out transactions involving periods and amounts that are compatible with the periods and amounts of the Company’s indebtedness.

•

to cover exposure to any other risk factor (including pulp price), any transaction of up to 12 months that, under stress testing does not represent more than 10% of the forecast EBITDA, must have the prior approval of the Financial Overview Group.

Transactions that do not meet these requirements must be approved in advance by the Board of Directors.

Policy for Derivatives Use

The Company’s sales are 98% denominated in U.S. dollars, while more than half of its costs are incurred in Brazilian reais. In order to hedge its cash flow against the appreciation of the real in relation to the U.S. dollar, the Company may enter into derivative transactions.

The Company’s policy for derivatives is intended to hedge the Company’s cash against fluctuations in foreign exchange and interest rates. The Financial and Investor Relations Officer is responsible for managing derivatives by identifying exposures and correlations among different risk factors that are involved in the Company’s business. The Officer for Control and Risk Management, a position created in November 2008, is responsible for internal control over derivative transactions and adherence of such transactions to the Company’s rules and financial policy.

Capital Expenditures

The Company’s capital expenditures for 2006, 2007 and 2008 were US$301.0 million, US$589.7 million and US$691.4 million, respectively.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2006	2007	2008
	(in US$ millions)
Silviculture (Forest) and other forestry investments (includes land purchases)	219.1	317.8	356.6
Improvements/industrial investments	67.3	212.8	318.9
Other	14.6	59.1	15.9

Total	301.0	589.7	691.4

During 2006, we invested approximately US$301.0 million, of which US$113.1 million was devoted to silviculture, US$80.5 million to land purchases, US$25.5 million to other forestry investments, US$23.4 million to ongoing industrial investments, US$43.9 million to the Barra do Riacho Unit Optimization and Guaíba Unit Expansion projects and US$14.6 million to other projects.

During 2007, we invested approximately US$589.7 million, of which US$146.5 million was devoted to silviculture, US$140.4 million to land purchases, US$30.9 million to other forestry investments, US$51.6 million to ongoing industrial investments, US$161.2 million to the Barra do Riacho Unit Optimization and Guaíba Unit Expansion projects and US$59.1 million to other projects.

During 2008, we invested approximately US$691.4 million, of which US$184.6 million was devoted to silviculture, US$118.7 million to land purchases, US$53.3 million to other forestry investments, US$49.3 million to ongoing industrial investments, US$29.4 million for the Barra do Riacho Unit Optimization project, US$240.2 million for the Guaíba Unit Expansion project and US$15.9 million to other projects.

Due to certain restrictive covenants to which we are subject under our financing agreements (see “Item 5B. Liquidity and Capital Resources—Indebtedness— Export Prepayment Facility Agreement and Secured Loan.”), and in view of the current reduced demand for our products resulting from the recent global economic crisis, we have taken measures with a view to preserving our cash position and overall liquidity, including a temporary suspension of our capital expenditures. Although in 2009 we did not budget any capital expenditures for new projects, we plan to incur approximately US$196 million in maintenance, phase out and pre-contracted capital expenditures in 2009, mainly related to:

•	the regular maintenance of concluded projects, including forestry and industrial investments to allow those projects to continue operating;

•	the implementation of phasing out measures for certain projects, including the Barra do Riacho Unit Optimization and Guaíba Unit Expansion projects; and

•	land purchases that had been contractually agreed upon prior to this recent change in the Company’s capital expenditure policy.

C.	Research and Development, Patents and Licenses, Etc.

During 2006, 2007 and 2008 our research and development expenditures totaled approximately US$8.6 million, US$10.0 million and US$9.9 million, respectively. The increasing expenditures in R&D are consistent with the Company’s growth and its ongoing effort to maintain its competitiveness. We believe that this strategy has been enabling Aracruz to develop high quality sustainable forests, with increasing productivity gains, lower costs and minimum environmental impact, while supplying the market with improved products and reinforcing the Company’s long-term relationships with key customers.

The main objective of the Aracruz Research and Technology Center is to add value to our overall business. The portfolio of research projects involves activities ranging from the nurseries to the final products.

Improvements in forestry technology, using advanced genetic techniques, have led to expressive increases in the forest yield. Worthy of notice was the progress in the tree improvement of new Eucalyptus species and their hybrids, aiming at obtaining a broader fiber platform, in terms of forest productivity and wood quality for specific products.

Studies involving alternative bio-fuels production based on agricultural crops interspersed with the eucalyptus plants were continued. Several grain crops are under analysis and testing. We also kept a significant level of investment in the biotechnology program, involving national and international partnerships, with the aim of obtaining and developing additional knowledge, tools and genes related to growth, disease resistance and wood quality. Development of advanced tissue culture techniques was also continued throughout 2008. Contributions to the commercial applications of new clonal propagation technologies have been provided.

Sustainable silvicultural practices that ensure the high performance of plantations continue to be one of the Company’s priorities. In the Barra do Riacho Unit, the soil monitoring process conducted in the last twenty years revealed that fertility has been enhanced for most of the planted areas, due to application of improvements in nutritional management, especially from the late 1990s.

Concerning the hydrologic studies, one new hydrologic station was installed in the experimental watershed at Guaíba Unit. Superficial and underground water quantity and quality monitoring conducted in representative watersheds (13 in Barra do Riacho and 8 in Guaíba) continues to point out that there are no changes in those parameters which might be associated with eucalypt plantations.

Aracruz biodiversity studies started 16 years ago, both in eucalypt plantations and native reserves. The updated results have shown that more than 13 thousand birds, of 588 different species, were identified through the end of 2008, thereby suggesting that the silvicultural model adopted by Aracruz has allowed the maintenance of bird communities at the studied locations.

Additionally, a new management tool has been developed, based on environmental indicators and under landscape ecology management concepts. Coined as “Aracruz’s Bioindex,” this new tool enables an optimized prioritization and monitoring of the actions of forest management, in our continuous search for better environmental performance.

Important contributions were also noted through many sustainability related projects, in particular the increased recycling of industrial solid residues. Presently, approximately 80% of the residues generated in our operations are recycled and used back in the plantations.

The portfolio of product development projects was dedicated to reinforce the search for alternatives that can result in the increase of BEK in the average paper furnish. To achieve this goal different approaches have been developed to differentiate fiber properties, in joint studies with selected partners. The available alternatives today involve not only special fiber engineering and differentiated pulp production processes, but also the use of specific agents and different stock prep technologies in papermaking, being offered to key-customers. Recent advances have allowed Aracruz to extend its flexibility, in terms of availability of an optimized portfolio of dedicated products.

It is also a key responsibility of the Technology Management to continuously assess new trends and advances in business scenarios and societal changes and demands. This process has contributed to significant internal decision points in the company, and has also detected important alternatives that can lead to new products and markets. Particularly, the new discussions around bioenergy, biofuels and alternative products from biomass have received special attention lately.

D.	Trend Information

The trends that influence our sales, production, selling price and inventory levels are primarily the patterns of pulp purchases by paper producers in the United States, Europe and Asia and the level of pulp inventory held by pulp producers worldwide.

In 2008, global demand for pulp decreased 0.8%, the first decrease since the 2000 recession. An increase of 4.1% in global demand for pulp in the first semester of the year was set off by a decrease of 5.6% in the demand in the last six months of 2008.

For 2009, PPPCs is projecting a drop in global demand of as much as 5.4% or 2.6 million tons, which is a reflection of the negative outlook for advertisement spending and paper consumption. Global printing and writing paper production is projected to fall by about 7% and tissue production to rise roughly 1.5 to 2.0% in 2009, compared to market growth of 3.4% in prior years.

Demand for bleached softwood is expected to drop by 6.5% in 2009 after falling 4.1% in 2008, and demand for hardwood is expected to decline by 3.5%, where it showed a gain of 4.0% in 2008.

All major markets, with the exception of China, are expected to show a decline in demand for 2009. The bulk of the 2.6 million drop in global demand for pulp that PPPC is predicting tends to be concentrated in the mature markets of North America, Western Europe and Japan.

PPPC’s forecast shows some recovery in global pulp demand in 2010 (increase of 3.8% as compared to average market estimates for 2009) and 2011 (increase of 5.3% as compared to average market estimates for 2009), supported mainly by increased consumption in China and other Asian countries other than Japan.

E.	Off-balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we are contingently liable for the debt or other obligations of Veracel whose accounts are not consolidated into our audited consolidated financial statements. The Company is a guarantor of 50% of the indebtedness incurred by Veracel in connection with the financing of the Veracel Project. Stora Enso is a guarantor of the other 50% of such indebtedness. On December 31, 2008, the outstanding amount of such indebtedness guaranteed by the Company was approximately US$234.0 million. As of December 31, 2008, the Company had no other off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on its financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

The following table summarizes the obligations which we have guaranteed or for which we are contingently liable and which are not reflected in the liabilities in our audited consolidated financial statements:

	Aggregate Amount by Maturity
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in US$ millions)
Veracel Celulose S.A.	234.1	59.2	99.0	75.2	0.7

F.	Tabular Disclosure of Contractual Obligations

The following table represents our contractual obligations as of December 31, 2008:

	Payment due by period(1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in US$ millions)
Short-term debt	346.3	346.3	—	—	—
Long-term debt	3,566.7	—	685.3	1,084.8	1,796.6
Accrued finance charges	1,190.4	214.8	379.0	323.2	273.4
Purchases: (raw materials, maintenance and utilities/fuel)	149.7	149.7	—	—	—
Special program of tax collection called PAES	24.9	0.2	0.4	0.4	23.9

Total	5,278.0	711.0	1,064.7	1,408.4	2,093.9

(1)	Liabilities associated with unrecognized tax benefits were not included in the table because the company can not make reasonably reliable estimates about the period of cash settlement of such liabilities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

We are managed by our Board of Directors and our Diretoria, or Board of Executive Officers.

Set forth below are the names and positions on May 31, 2009 and brief biographical descriptions of our directors and officers:

Board of Directors

Name	Age	Position

Raul Calfat	56	Chairman
Sérgio Duarte Pinheiro	40	Member
Alexandre D’Ambrósio	46	Member
Gilberto Lara Nogueira	60	Member
Wang Wei Chang	62	Member

Executive Officers

Name	Age	Position

Carlos Augusto Lira Aguiar	63	CEO
João Felipe Carsalade	54	Officer
Walter Lídio Nunes	60	Officer
Marcos Grodetzky	52	Officer
Evandro César Camillo Coura	50	Officer

New Position in Financial Area

In November 2008 we created a new control and risk management area, which was previously included in the financial area and is now independent. As a result, our company has two independent principal financial officers, the Financial and Investor Relations Officer and the Officer for Control and Risk Management. The Financial and Investor Relations Officer is responsible for treasury matters and market relations. The Officer for Control and Risk Management is responsible for internal controls and adherence of our practices to the Company’s rules and policies, as well as for risk management. Each of those officers reports only to our Chief Executive Officer.

Biographical Information

Raul Calfat. Mr. Calfat has been a Director of the Company since July 16, 2004 and was elected Chairman of the Board of Directors on March 6, 2009. He has been executive Managing Director of Votorantim Investimentos Industriais S.A. since January of 2004 and Managing Director of all industrial businesses at Votorantim since January 2006. Mr. Calfat was the President of the Pulp and Paper Association of São Paulo from 1993 to 1995 and Vice-President of the Brazilian Pulp and Paper Association from 1996 to 2004. He graduated in Business at Fundação Getúlio Vargas (FGV/ESSP).

Sérgio Duarte Pinheiro. Mr. Pinheiro has been a member the Company’s Board of Directors since June 2008. He became Corporate Planning Officer of Votorantim Investimentos Industriais in May 2008. He was officer of Stern Stewart Brazil from 1999 until 2008. Prior to 1999, he worked at BankBoston. He graduated in Civil Engineering from Escola de Engenharia Mauá, and holds a postgraduate degree from IBMEC. He also holds an MBA in Finance from William E. Simon Graduate School of Business at the University of Rochester.

Alexandre D’Ambrosio. Mr. D’Ambrosio was an alternate member of the Company’s Board of Directors from April 2004 to April 2007, when he was elected member of the board. He is General Counsel and Managing Director of VID, the holding company of the Votorantim Group of companies. From 1986 to 1996, he practiced law as an associate and partner in major law firms in Washington, DC and New York City. Since 1996, he has acted as in-house counsel to large companies in Brazil in various sectors of economic activity. Mr. D’Ambrosio is a licensed attorney in São Paulo, Washington, DC, and before the Court of International Trade, New York. He has been at the Votorantim Group since 2003. Mr. D’Ambrosio is a graduate of the University of São Paulo (LL.B), the Harvard Law School (LL.M) and the National Law Center of George Washington University (MCL).

Gilberto Lara Nogueira. Mr. Nogueira has been a member of the Company’s Board of Director since December 23, 2008. Since 2003, he has been serving as Human & Organizational Development Corporate Director of Votorantim Participações. He was CEO of Rhodia Argentina from 1990 to 1992, Engineering Plastics Business Unit Director from 1992 to 1996 and Human Resources Director for Latin America from 1996 to 2001. He was also Human Resources Director for Polyamide Business in France from 2001 to 2003. He graduated in Mechanical Engineering at Escola de Engenharia Mauá and earned a post graduate certificate in Business Administration by FGV.

Wang Wei Chang. Mr. Chang has been a member of the Board of Directors of Aracruz Celulose S.A. since March 6, 2009. He is the Chief Risk Officer of Votorantim Participações and is also member of the Senior Advisory Board and alternate member of the Board of Directors of Perdigão S.A. He was Chief Financial Officer and Investor Relations Director of Perdigão S.A.; Controller of Bank Chase Manhattan S.A in Brazil; Treasurer of Chase Manhattan Bank N.A. in Chile; and Vice President of Citibank N.A in Brazil and Hong Kong. He graduated in Electrical Engineering and holds a Master’s degree in Industrial Engineering.

Carlos Augusto Lira Aguiar. Mr. Aguiar became President of the Company on April 17, 1998. He has been an Officer since October 25, 1985 and he was a Vice President from April 1993 to April 17, 1998. Due to the resignation of Mr. Armando da Silva Figueira as President, effective February 11, 1993, Mr. Aguiar was also the Acting President from such date until November 16, 1993. Since 1981, Mr. Aguiar has held various managerial positions with our operations department.

João Felipe Carsalade. Mr. Carsalade has been an Officer of the Company since September 6, 1993. Since 1976, Mr. Carsalade has held various managerial positions with our commercial department.

Walter Lídio Nunes. Mr. Nunes has been an Officer of the Company since May 27, 1998. Since 1977, Mr. Nunes has held various managerial positions with our industrial department.

Marcos Grodetzky. Mr. Grodetzky was elected a member of our Board of Executive Officers on November 17, 2008 and is one of our principal financial officers, responsible for treasury matters and market relations. Previously, Mr. Grodetzky worked for HSBC Brazil as the Global Banking & Investment Banking Head. He has worked for more than 25 years for different financial institutions, including Citibank, Banco Nacional/Unibanco and Safra Group. Mr. Grodetzky acted as the CFO & Investors Relations Officer for Telemar from 2002 to 2006.

Evandro César Camillo Coura. Mr. Coura was elected a member of our Board of Executive Officers on November 17, 2008. Previously, he was the CEO of Grupo Rede and Head of the Energy Department of the BNDES and is one of our principal financial officers, responsible for internal controls and adherence of our practices to the Company’s rules and policies, as well as for risk management.

Fiscal Committee

Although we are not required under the Brazilian Corporate Law to maintain a permanent fiscal committee (conselho fiscal), or fiscal committee, our by-laws were amended in April 2004 to establish that such corporate body shall be in operation permanently. Under the Brazilian Corporate Law, the fiscal committee is a corporate body independent of management. The fiscal committee is not equivalent to, or comparable with, a U.S. audit committee. Our fiscal committee is comprised of three members, as required by the Brazilian Corporate Law, and three alternates. Two members of the fiscal committee represent the controlling shareholders, and one represents the minority shareholders’ interests. The members of the fiscal committee are elected for one-year terms, but can be reelected. The primary responsibility of the fiscal committee is to review management’s activities and the financial statements, and to report its findings to the shareholders. Under the Brazilian Corporate Law, the fiscal committee may not consist of members that are (i) on our board of directors, (ii) on our board of executive officers, (iii) employed by us or a controlled company, or (iv) spouses or relatives of our management up to the third degree. In addition, the Brazilian Corporate Law requires that the fiscal committee members receive as remuneration at least 10% of the average amount paid to each executive officer. The Brazilian Corporate Law requires a fiscal committee to have a minimum of three and a maximum of five members.

At the annual shareholders’ meeting held on April 30, 2009, our shareholders decided to appoint, for the fiscal year ending on December 31, 2009, the members of our fiscal committee and their respective alternates as set forth below. These members shall serve until the annual shareholders’ meeting to be held by April 30, 2010 at the latest:

Name	Position
Luiz Aparecido Caruso	Member
Jorge Juliano de Oliveira	Alternate
Paulo Sérgio Ávila	Member
Paulo César Santos	Alternate
Armando Simões de Castro Filho	Member
Tadeu José Cotrin Ribeiro	Alternate

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is comprised of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Our audit committee, which, subject to certain exceptions, is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on June 3, 2005. It complies with all of such requirements and provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. The audit committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinate with, our independent auditors. The audit committee also evaluates the effectiveness of our internal financial and legal compliance controls. The audit committee is comprised of up to three members elected by the Board of Directors for a term of office coincident with that of the Board of Directors. The current members of our audit committee are Sérgio Duarte Pinheiro, Wang Wei Chang and Maurício Aquino Halewicz. All members of the audit committee satisfy the audit committee membership independence requirements established under rules of the SEC. The Board of Directors has determined that Sérgio Duarte Pinheiro is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act.

Biographical Information

Mauricio Aquino Halewicz. Mr. Halewicz is the Controlling Officer of Rede Energia S/A. Since April 1999, Mr. Halewicz has been working in the finance department of utility sector companies. Prior to April 1999, Mr. Aquino worked at Ambev and KPMG.

For information of our other audit committee members, see “—Biographical Information.”

Special Independent Committee

Pursuant to CVM Practice Bulletin (Parecer de Orientação) No. 35, on April 6, 2009 a temporary Special Independent Committee of Aracruz was formed with the purpose of assisting the Board of Directors negotiate and analyze the conditions of the Stock Swap Merger, including the related exchange ratio, and submitting recommendations on this transaction to our Board of Directors. The Special Independent Committee is comprised of three members, namely Messrs. Eleazar de Carvalho Filho, José Roberto Mendonça de Barros e José Pio Borges de Castro Filho. All such members have recognized experience and technical expertise and are (1) independent, (2) not part of any of the Company’s management bodies and (3) subject to the same legal duties and responsibilities as those to which our officers are subject.

The compensation of the members of our Special Independent Committee is set by our Board of Directors. Although the Special Independent Committee is temporary by its own nature, it will be in place for as long as it is necessary to fulfill its objectives or until the Stock Swap Merger is consummated.

Biographical Information

Eleazar de Carvalho Filho. Mr. Carvalho Filho holds a Bachelor’s degree from New York University and a Master’s degree in International Relations from Johns Hopkins University. Mr. Carvalho Filho has extensive experience in corporate and finance transactions. He had served as a member of the board of directors of several major Brazilian companies, including Eletrobrás, Petrobrás, Telemar, São Paulo Alpargatas and Companhia Vale do Rio Doce.

José Pio Borges de Castro Filho. Mr. Castro Filho holds a Master’s degree in Industrial Engineering and Finance from the Pontifícia Universidade Católica of Rio de Janeiro. Mr. Castro Filho is a member of the consulting board of Banco Calyon and Banco Privado Português, as a well as a member of the board of directors of Valepar S.A. He has served as a member of the board of directors of Petrobrás and has been the CEO of BNDES.

José Roberto Mendonça de Barros. Mr. Mendonça de Barros holds a Ph.D. degree in economics from the Universidade de São Paulo and Yale University (Economic Growth Center). Mr. Mendonça de Barros contributed to the design and development of the Novo Mercado listing segment of the Bovespa and has been constantly involved with the development of the Brazilian capital markets. From 1995 to 1998 he served as the Secretary for Economic Policy of the Brazilian Ministry of Finance. Mr. Mendonça de Barros is a member of the board of directors of major Brazilian companies, including Bovespa, Tecnisa and the O Estado de São Paulo group.

B.	Compensation

On April 30, 2009, our shareholders approved an aggregate annual remuneration of up to R$18,500,000 for our directors, executive officers and members of the fiscal committee. Fiscal committee members shall receive individual monthly remuneration equivalent to 10% of the average amount assigned to each director, not including benefits, representation allowance or profit sharing.

For the year ended December 31, 2008, the aggregate compensation of all of our directors and officers was approximately US$8.7 million, which includes bonuses in the aggregate amount of US$4.1 million. In addition, for 2008 we paid an aggregate of approximately US$0.1 million into our pension plan on behalf of our directors and officers. For the year ended December 31, 2007, the aggregate compensation of all of our directors and officers was approximately US$5.4 million, which includes bonuses in the aggregate amount of US$1.9 million. In addition, for 2007 we paid an aggregate of approximately US$0.1 million into our pension plan on behalf of our directors and officers. For the year ended December 31, 2006, the aggregate compensation of all of our directors and officers was approximately US$6.0 million, which includes bonuses in the aggregate amount of US$2.9 million. In addition, for 2006 we paid an aggregate of approximately US$0.09 million into our pension plan on behalf of our directors and officers.

We pay part of the variable remuneration of certain of our executives through a payment plan based on the value of our shares. The executives who take part in this plan have their annual performance review assessed in comparison with pre-established targets and objectives to be met during that year. Based on this, a determination is reached as to the amount of variable remuneration to which the executive is entitled for that year and which will be deferred for payment in the future under the terms of the plan. The reference value awarded is divided by the share reference price, calculated as per the table below:

Basis of Calculation

Officers	Computation of “phantom shares”	Average price of Aracruz ADR on the New York Stock Exchange on the final day of the year, multiplied by the US$ exchange rate of the day that the award of shares is approved.

	Payment of “phantom shares”	Average price of our ADR on the New York Stock Exchange for the six months prior to the first day of the month of payment.

Managers	Computation and payment of “phantom shares”	Average price of the market value of our Class B Preferred Shares in December of each year.

The resulting amount is equivalent to a certain number of shares (“Phantom Shares”) which will be used as a basis to pay the corresponding executive in the future. Payments are made in cash, without issue or delivery of shares upon completion of the period of three consecutive years of employment, or the Vesting Period, after the year in which the award is granted. The executives who take part in this plan will not receive the variable remuneration amounts deferred if they voluntarily quit employment before completion of the Vesting Period. See Note 18 to our audited consolidated financial statements.

C.	Board Practices

Our Board of Directors, which may consist of no fewer than five and no more than nine members (each, a director), is responsible for, among other things, establishing our general business policies. Our Board of Directors is currently comprised of five members and two alternates. The term of office of the current Board of Directors will end on the date of the ordinary shareholders’ meeting to take place by April 30, 2010. Our by-laws provide that, in the absence of a director, an alternate director may attend board meetings. We have no service contracts with our directors providing for benefits upon termination of employment.

Our Board of Executive Officers, which may consist of no fewer than two and no more than eight officers (each, an officer), is responsible for our day-to-day management. The executive officers are elected by the Board of Directors for a term of three years. The term of office of each officer will end on the date of the first meeting of the Board of Directors following the ordinary shareholders’ meeting held on April 30, 2009.

Compensation Committee

We have an ad hoc compensation committee formed by three members, the purpose of which is to decide on various matters regarding the compensation of our officers and directors. Currently, the Compensation Committee has one member (Mr. Gilberto Lara Nogueira) and two vacant seats that need to be filled in the near future. Members of the compensation committee do not receive compensation.

Board Practices

Under the Brazilian Corporate Law, members of the Board of Directors must be shareholders of the Company. There is no requirement as to the number of shares an individual must own in order to act as a member of the Board of Directors.

According to the Brazilian Corporate Law, the Company’s Corporate Governance Policy and the Code of Ethics of the Company, officers and directors of a company are prohibited from voting on or acting in matters in which their interests conflict with those of the company.

Our by-laws provide that the shareholders are responsible for determining the global annual remuneration of the members of our Board of Directors and board of officers. Our Board of Directors is responsible for dividing such remuneration among its members and the members of the board of officers. There are no specific provisions regarding a directors’ power to vote its compensation in the absence of an independent quorum.

With respect to the borrowing powers of the Board of Directors, the approval of the Board of Directors is necessary to issue commercial paper, but any other financing arrangements may be entered into by us upon the joint signatures of:

•	two officers;

•	one officer and one attorney-in-fact, subject to certain limitations; and

•	two attorneys-in fact, subject to certain limitations.

There are no age limit requirements for retirement of the members of our Board of Directors. There are no provisions in our by-laws regarding reelection of directors in staggered intervals. Our Corporate Governance Policy (available at www.aracruz.com.br) sets forth that the standing members of our Board of Directors shall not sit as standing members of board of directors of more than five public companies in Brazil or abroad, including Aracruz Celulose.

D.	Employees

In December 31, 2008, the Company had 8,969 positions for employees and permanently outsourced professionals, of which 2,665 represented employees and 6,304 permanent outsourced professionals.

The Company itself employed a total of 2,665 people at December 31, 2008, compared to 2,495 people employed on December 31, 2007. For the year ended December 31, 2008, 74% of our workforce was directly involved in the production process, 4% were engaged in research and development and 22% were administrative employees. As of December 31, 2008, 55% of our employees were employed at the Barra do Riacho Unit, 19% were employed at the Guaíba Unit, 2% were employed at the offices in the city of São Paulo, 23% were employed at the forest sites in Conceição da Barra (Espírito Santo), and Posto da Mata (Bahia) and 1% at our offices outside Brazil. For the year ended December 31, 2007, 52% of our employees were employed at the Barra do Riacho Unit, 20% were employed at the Guaíba Unit, 2% were employed at the offices in the city of São Paulo, 25% were employed at the forest sites in Conceição da Barra (Espírito Santo) and Posto da Mata (Bahia) and 1% at our offices outside Brazil.

As of December 31, 2008, our employees’ average age was 37 years of age and 93% of them had attended high school, 87% were male. From the total of our employees at that date, 78% were born in the states of Espírito Santo, Rio Grande do Sul and Bahia, areas where our main industrial plants and forestry production are located. All of our employees are subject to collective bargaining agreements with eight unions. Each collective bargaining agreement is renegotiated annually between October and November. The agreements currently in effect will expire in September and October 2009.

In December 1994, the Executive Branch of the Brazilian government issued a provisional measure (medida provisóría), which was converted into Law No. 10,101/00, giving employees the right to receive a bonus based on certain operating results of their employer, as such right is contemplated in the Brazilian Constitution. The law provides that each company and its employees shall agree on the details of such bonus, including the calculation of the amount of the bonus and the applicable payment periods. Pursuant to such legislation, since 1995 the Company and its employees’ labor unions have negotiated the terms of two different bonus plans on an annual basis, one for the Company’s management and another for non-management employees, which plans meet the requirements of the provisional measure. Any bonus to be paid under either of the plans is based on the Company reaching certain operating targets and financial results. The total amount paid by the Company under these bonus plans in 2008, referring to the 2007 fiscal year, amounted to US$11.4 million. We provide certain benefits to our employees, including funds to operate a school and programs with opportunities for young professionals, voluntary work in communities and other efforts with a view to improving overall quality of life. We contribute, jointly with the employees, to an employee pension fund, of which most trustees are also our executive officers.

E.	Share Ownership

As of April 30, 2009, the members of our Board of Directors and our officers, on an individual basis and as a group, beneficially owned less than one percent of any class of our stock. None of the members of our Board of Directors or our officers holds any options to purchase our common shares or Preferred Shares. See “Item 7A. Major Shareholders.”

The following table lists the amount of shares held directly by each individual member of our Board of Directors or executive officer and their representative percentage relative to the total outstanding shares as of April 30, 2009:

	Number of Common Shares	Number of Preferred Shares	Total	% of the total shares outstanding
Board of Directors
Raul Calfat	—	501	501	0.0
Albano Chagas Vieira	—	1	1	0.0
Sérgio Duarte Pinheiro	—	10	10	0.0
Gilberto Lara Nogueira	—	1	1	0.0
Alexandre Silva D’Ambrósio	—	1	1	0.0
Luiz Felipe Schiriak	—	1	1	0.0
Wang Wei Chang	—	1	1	0.0
Executive Officers
Carlos Augusto Lira Aguiar	—	10,599	10,599	0.0
João Felipe Carsalade	—	—	—	0.0
Walter Lídio Nunes	—	—	—	0.0
Marcos Grodetzky	—	—	—	0.0
Evandro César Camillo Coura	—	—	—	0.0

Total	—	11,115	11,115	0.0

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Of our three classes of shares (common, Class A Preferred Stock and Class B Preferred Stock) of our capital stock outstanding, only our common stock has voting rights. As of May 29, 2009, approximately 96.5% of our common stock was owned, directly and indirectly, by VCP which, in turn, is controlled by VID in association with BNDESPar. Accordingly, VCP has the ability to control the election of the members of our Board of Directors and the direction and future of our operations, including decisions regarding acquisitions and other business opportunities, the declaration of dividends in excess of the required amounts as set forth under our by-laws and the Brazilian Corporate Law, and the issuance of securities.

Before VCP became our controlling shareholder, we were controlled by a shareholder group that included Arapar S.A., or Arapar (the investment vehicle of the Lorentzen, Moreira Salles and Almeida Braga families), Arainvest Participações S/A, or Arainvest (the investment vehicle of the Safra family), Treasure Hold Investments (a company controlled by Joseph Yacoub Safra and Moise Yacoub Safra, and an affiliate of Banco Safra S.A.), Newark Financial Inc. (a British Virgin Islands company wholly owned by VCP), and the BNDES. A shareholders’ agreement, dated January 22, 1989, or the Aracruz Shareholders’ Agreement, set forth the terms according to which this shareholder group would exercise control over us. This shareholders’ agreement expired on May 11, 2008.

Also, an agreement, or the Lorentzen–Safra Agreement, between Arapar and Lorentzen Empreendimentos S/A, on one side, and Arainvest, on the other, provided those parties with a right of first refusal and the right of a tag along sale if one of the parties to that agreement were to sell their stake in Aracruz.

In May 2008, the Aracruz Shareholders’ Agreement expired.

On August 6, 2008, VCP announced the acceptance by Arapar of a proposal to acquire Arapar’s shares in Aracruz, which, under the terms of the Lorentzen–Safra Agreement, triggered a right of first refusal and a tag along right for Arainvest. However, with the severe market seizures unleashed by the world financial crisis in the fourth quarter of 2008, the closing of VCP’s acquisition of Arapar’s stake in our common shares, which had been originally scheduled for October 6, 2008, was postponed.

On January 20, 2009, VCP concluded the final terms of the negotiations with Arapar to acquire 127,506,457 Aracruz common shares held by Arapar, representing approximately 28% of our voting capital. This triggered a 90-day contractual tag-along right for Arainvest to sell its Aracruz shares to VCP on the same terms as those negotiated with Arapar.

In March 5, 2009, VCP announced that it would purchase 127,506,457 Aracruz common shares held by Arainvest, representing approximately 28% of Aracruz’s voting capital, as a result of the exercise of contractual tag along rights under the Lorentzen–Safra Agreement. With the exercise of this tag along right, the Lorentzen–Safra Agreement expired.

The following table sets forth the amount and percentage ownership at May 29, 2009 of each shareholder known to us to own, directly or indirectly, more than 5% of each class of our capital stock.

	Share Ownership at May 29, 2009
	Common Stock		Class A Preferred Stock(1)		Class B Preferred Stock
	Shares	%	Shares	%	Shares	%
	(in millions of shares, except percentages)
Votorantim Celulose e Papel S.A. and subsidiaries
Votorantim Celulose e Papel S.A (2)	61.6	13.5	—	—	—	—
São Teófilo Representações e Participações S.A.(3)	188.0	41.3	—	—	—	—
Newark Financial Inc. (3)	127.5	28.0	—	—	—	—
Arapar S.A.(3)	62.3	13.7	—	—	—	—

Votorantim Celulose e Papel S.A(2) and subsidiaries - Total	439.4	96.5	—	—	—	—
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil (4)	—	—	—	—	31.7	5.8
Joseph Yacoub Safra	—	—	13.9	49.6	28.9	5.3
Moise Yacoub Safra	—	—	13.9	49.6	28.9	5.3
Others	15.5	3.5	0.2	0.8	458.2	83.6

Total	454.9	100.0	28.0	100.0	547.7	100.0

Source: Banco Itaú S.A.

(1)	Each share of Class A Preferred Stock of the Company may be converted into one share of Class B Preferred Stock of the Company at any time at the holder’s option. Shares of Class B Preferred Stock are not convertible into shares of Class A Preferred Stock.
(2)	VCP is a Brazilian publicly held corporation controlled by VID, in association with BNDESPar, that operates in the pulp and paper segment.
(3)	São Teófilo Representações e Participações S.A. and Arapar S.A. are Brazilian corporations. Newark Financial Inc. is a British Virgin Islands company. All these companies are directly or indirectly controlled by VCP.
(4)	PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil is the pension fund of the employees of Banco do Brasil S.A.

Our major shareholders do not have voting rights different from our other shareholders within the same class.

B.	Related Party Transactions

BNDES Loan Agreements

BNDES, a former shareholder of Aracruz and one of our major indirect shareholders, is also one of our main creditors. As of December 31, 2008, the aggregate principal amount outstanding of Aracruz loans with the BNDES was approximately US$306.8 million, or BNDES debt, which represented approximately 8% of our total indebtedness. The interest payable by us on the real-denominated debt is equal to the TJLP rate plus 1.8% to 4.5% per annum. The TJLP rate is set by the CMN and is reset quarterly. The debt that is denominated in, or indexed to, foreign currencies is corrected by changes in the exchange rate, plus interest of 5.86% to 7.76% per annum.

As of December 31, 2008, the BNDES debt was secured by a mortgage on our industrial site at the Municipality of Aracruz. In April 2009, the mortgage related to certain of our BNDES debt contracts were transferred from certain assets of our Barra do Riacho Unit to certain assets comprising our Guaíba Unit. For part of these mortgages, the measures to replace the mortgage from the industrial complex of the Barra do Riacho Unit to the Guaíba Unit are still in progress. We believe that the BNDES debt is on terms comparable to those offered by BNDES to unaffiliated third parties in similar financings. Because the BNDES was organized by the Brazilian government in large part to support development of businesses within Brazil, loans made by the BNDES, including the BNDES debt, are typically on terms more favorable to the borrower than would be available from non-governmental lending institutions. See Note 10 of the audited consolidated financial statements.

Veracel

As of December 31, 2008, the Company is contingently liable as a several guarantor with respect to 50% of Veracel’s indebtedness. Veracel is a Brazilian non-listed corporation under joint control with another company that is the several guarantor of the other 50% of Veracel’s indebtedness. The total amount guaranteed by the Company is US$217.5 million at December 31, 2008. The expiration of the guarantees range from 2008 to 2014. At any time through those dates, the Company will be obligated to perform under the guarantees by primarily making the required payments, including late fees and penalties, limited to its proportion of the guarantees, if and whenever Veracel shall default in the payment of any of the guaranteed obligations, after the date of communication of default by the creditor pursuant to the terms and conditions of the relevant agreements. The fair value of such guarantee, and the cost to the Company associated with providing it, is immaterial.

In addition, on March 31, 2005 we entered into a Pulp Supply and Purchase Agreement with Veracel pursuant to which we have undertaken to buy from Veracel fifty percent (50%) of the annual output of pulp from the Veracel pulp mill. This agreement entered into force on the operational start-up of Veracel, which occurred in May 2005, and shall be in effect for as long as the Veracel Shareholders’ Agreement is valid.

Other Matters

Banco Votorantim S.A. and Banco Safra S.A.

As of December 31, 2008, we had cash and cash equivalents in the amount of US$41.6 million and US$75.9 million invested with Banco Votorantim S.A. and Banco Safra S.A., respectively.

Of the total amount invested with Banco Votorantim S.A., US$37.1 million was invested in certificates of deposit and US$4.5 million in secured debentures (debêntures compromissadas). Of the total amount invested with Banco Safra S.A., US$54.3 million was invested in certificates of deposit, US$13.7 million in secured debentures and US$7.9 million in a mutual fund managed by Banco Safra S.A.

Banco Votorantim S.A. is controlled by the Emilio de Moraes family, who in turn controls VCP and VID. Banco Safra S.A. is controlled by Joseph Safra, one of the largest holders of our Class A Stock.

Norsul Navigation Agreement

On December 19, 2000, Companhia de Navegação Norsul, a company then indirectly controlled by Mr. Erling Sven Lorentzen, the former chairman of our Board of Directors and one of the former members of our control group, executed an agreement with us that established the terms and conditions to implement the investments and operations of a project to ship wood logs from our private harbor terminal of Caravelas, in the south of the state of Bahia, to Portocel, port terminal of the Barra do Riacho Unit. According to this agreement, we will reimburse Norsul for the costs incurred on the acquisition and the operation of ships and other direct costs, as well as pay to Norsul a monthly administration fee. This agreement has a term of 20 years, starting on the issuance date of the first shipment’s notice of readiness.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 3A. Selected Financial Data.”

Export Sales

During 2008, we produced approximately 2,557,000 tons of BEKP (3,106,000 tons, including 50% of Veracel’s pulp production). Pulp sales in 2008 were approximately 2,917,000 tons. During 2007, we produced approximately 2,569,000 tons of BEKP (3,095,000 tons, including 50% of Veracel’s pulp production). Pulp sales in 2007 were approximately 3,104,000 tons. During 2006, we produced approximately 2,616,000 tons of BEKP (3,104,000 tons, including 50% of Veracel’s pulp production). Pulp sales in 2006 were approximately 3,021,000 tons. Sales to customers outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of our total sales volume in each of 2008, 2007 and 2006. See “Item 4B. Business Overview—General.”

Legal Proceedings

We are party to a number of legal actions arising from our normal business activities. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, except as described below, such actions, if decided adversely, would not, individually or in the aggregate, have a material adverse effect on our financial condition.

Labor Claims

As a part of our ongoing operations, we are a party to approximately 1,598 other legal actions relating primarily to labor claims by former employees. Such claims consist principally of those related to the effect of variation in the inflation indexes (economic plans) on the 40% penalty applicable to the Mandatory Fund for Unemployment Benefit (FGTS), and also of additional amounts allegedly owed to certain employees that perform hazardous activities. At December 31, 2008, the Company had a total provision recorded for labor proceedings of US$17.6 million (US$20.4 million on December 31, 2007) and a corresponding deposit in a judicial escrow account of US$7.2 million (US$7.5 million on December 31, 2007).

Litigation in Connection with Environmental Matters

In September 2001, a class action was brought against us aiming to cancel the environmental licensing process of the Forestry Partners Program. An injunction was granted and subsequently reverted by a Court decision that accepted the reasons presented in our appeal. This suit is still pending. Based on the advice of external legal counsel, the Company’s management believes that the final decision will confirm that the environmental licensing process has been regularly conducted.

Proceedings in Connection with Indigenous Population

In January 1997, the Fundação Nacional do Índio, or FUNAI, the Brazilian government agency responsible for indian affairs, instituted an administrative proceeding to force us to relinquish 13,000 hectares of our property to enlarge neighboring indian reservations encompassing the indian communities of Pau Brasil, Caieiras Velhas and Comboios. In January 1997, we filed a response and related documents with FUNAI stating that we are a good-faith owner since we had legally acquired such land from the former owners based on proper documentation. In March 1998, the Ministry of Justice issued Administrative Edicts Nos. 193, 194 and 195, which provided solely for the enlargement of the indian reservation by 2,571 hectares of land belonging to us. In April and June 1998, we signed two Terms of Settlement with the indian communities of Pau Brasil, Caieiras Velhas and Comboios that settled the administrative proceeding and in which: (i) the indians recognized the legitimacy of Administrative Edicts Nos. 193, 194 and 195 and (ii) we committed to a financial aid program for social, agricultural, educational, shelter and health projects, in an amount in reais equal to approximately US$7.6 million at December 31, 2007 over a 20-year period. Despite the fact that the Terms of Settlement were in force, on May 17, 2005, indians from the state of Espírito Santo invaded areas owned by the Company and in October 2005 they invaded the industrial premises of the Company, where they stayed for almost 24 hours. In view of the invasion of its property, the Company notified the FUNAI, the indian communities’ representatives and the Federal Public Prosecutor (Ministério Público), declaring the invasion to be a violation of the Terms of Settlement, and thus the Company suspended compliance with its obligations thereunder. As of December 31, 2007, while the Terms of Settlement were being complied with, the Company had donated to the Indian Associations approximately the local currency equivalent to US$5.4 million under the Terms of Settlement.

On February 17, 2006, FUNAI published Dispatches No. 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Administrative Edict No. 1.299/05, which recommends the extension of indian reservations by approximately 11,000.00 hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by indians. The Company presented its challenge of those Dispatches on June 19, 2006. Beginning in September 2006, in order to pressure the Ministry of Justice’s decision, indians and representatives of social movements (such as the Landless Workers Movement) have sponsored a series of invasions and setting of criminal fires on our lands, with some 200 hectares of plantations being destroyed, roads being interrupted and employees of the Company being threatened.

On December 12 and 13, 2006, indian demonstrators supported by the Landless Workers Movement invaded Portocel premises, interrupting the activities and threatening 150 employees. Portocel activities were reinitiated after two thousand people (among Company’s employees and sympathizers) supported by four unions made a demonstration asking the invaders to leave the area and respect their right to work. Besides the damage caused by the stoppage, losses in the amount of approximately US$2 million in infrastructure and pulp were reported. In early 2007, the Ministry of Justice, which should ultimately decide the matter, returned the administrative procedure to FUNAI, determining that it broaden the studies “with a view towards preparing an appropriate recommendation that assuages the interest of both parties.” On August 27, 2007, the Ministry of Justice, based on the conclusions of the working group set up by FUNAI Edict No. 1.299/05, issued Edicts No. 1,463 and 1,464 determining the enlargement of the indian reservation by 11,000 hectares, 98% of which (i.e., approximately 10,700 hectares) are lands owned or legally possessed by the Company. The net book value of such lands is immaterial. The land dispute among Aracruz and the indian communities in the state Espírito Santo was resolved in 2007.

On December 3, 2007, in the Ministry of Justice in Brasilia, a Termo de Ajuste de Conduta, or TAC, an agreement to adjust conduct, that considers the rights and obligations of the Company, the indians and the National Indian Foundation-FUNAI in transferring approximately 11,000 hectares of land to the indigenous communities, was signed. The TAC also sets forth that all the eucalyptus wood planted in the area (approximately 6,800 hectares of forest) shall be harvested by the Company as a compensation for improvements derived from Company’s good-faith occupation of such lands. The enlargement of the indian reservations must still be approved by decree from the President of Brazil, with the subsequent demarcation of the lands in question, when the transfer of title to the lands shall be effective. The signature of the TAC was accompanied by all authorities that took part in the negotiation, including the Federal Public Prosecution Office and FUNAI – which was responsible for hiring a company to do the physical demarcation of the lands – and sets forth that both parties will abandon any current or future claims against each other in relation to the matter. The agreement was ratified in March 2008 by the Federal Court of Linhares, state of Espírito Santo. Before the signing of the settlement, the terms of the TAC were submitted to the indigenous communities and approved at an assembly on October 16, 2007, and subsequently ratified by them on November 28, 2007, as recommended by Convention 169 of the International Labor Organization (ILO) regarding indigenous and tribal peoples, to which Brazil is a signatory. The Company considers the agreement a sustainable solution that enables the balance among the interests of all parties involved, since it satisfied the demands of the indians for an enlargement in their lands, while at the same time providing the Company with the legal assurances that these lands will not be expanded again.

Proceedings in Connection with Tax Matters

We are contesting in local federal courts changes in the rates and rules for the calculation of PIS and COFINS determined by Law No. 9,718/98. In November 2001, the Company was granted a favorable judgment. After analyzing certain unfavorable legal decisions on similar legal actions of other companies and their implications for Aracruz’s case at that time, the Company decided to cancel, on August 29, 2003, part of the legal action, regarding the rate increase and changes to the taxable revenue basis of these social contributions, and decided to pay the accrued amount in installments according to a special installment tax collection program called PAES, enacted by Law 10.684/2003. Notwithstanding, due to a judgment issued by the Brazilian Supreme Court in a similar legal action, which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested and was granted injunctive relief (medida liminar) allowing it not to pay the PAES installments related to such modification. Taking into account decisions of the Brazilian Supreme Court in regard to the unconstitutionality of such taxes that have been followed by other administrative and judicial courts, indicating that the jurisprudence on the matter is consolidated, the Company is convinced that it is very unlikely that an unfavorable decision will be issued. Nevertheless, considering a late 2007 pronouncement of the IBRACON, the Company recognizes a provision with respect to such legal actions which equaled approximately US$75.4 million as of December 31, 2008.

On September 10, 2003, the Company obtained a preliminary court order giving it the right not to pay the Contribuição Social sobre o Lucro Líquido (CSLL), a Brazilian federal social contribution generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$60.1 million as of December 31, 2008.

The Company’s operations are located within the geographic area of the ADENE, and the pulp and paper sector is considered by the Brazilian government as a priority for the development of such geographic area. Accordingly, during 2002, the Company applied for, and was awarded the right to, a reduction in income taxes payable on its operating profits. The tax benefit was authorized by the ADENE and subsequently confirmed by the Secretaria da Receita Federal, or SRF, the Brazilian federal revenue service in December 2002. On January 9, 2004, the Company was notified by the ADENE of its decision to cancel the assessments (laudos constitutivos) that supported the fiscal benefits to which the Company had been entitled. Such decision resulted from a reexamination by the legal department of the Ministério da Integração Nacional, the Brazilian national integration ministry, which concluded that the geographical area where the Company is located would not be within the geographical area of the fiscal incentive and, therefore, the Company would no longer be entitled to such fiscal incentive.

During 2004 and 2005, the ADENE issued several acts with the objective of annulling the tax benefit used by the Company. Such acts were always challenged by the Company and no final decision on the merits has been issued as of June 15, 2009. Nevertheless, in December 2005 the Company was notified by the SRF to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$97 million. The Company presented its defense in January 2006 but its arguments have not been accepted by the SRF. The Company appealed to the Federal Taxpayers Council and is currently awaiting a decision.

The Company’s management, based on the advice of external legal counsels, believes that the cancellation of the tax incentive is mistaken and shall not prevail, both with respect to the amounts already recorded and with respect to the remaining period. In respect of the tax incentive recorded until 2004 (US$66.8 million on December 31, 2004), it is the management’s understanding, based on advice of external legal counsels, that tax assessment shall be overruled, since the tax incentive was recorded pursuant to strict legal requirements and acts of SRF and the ADENE. The Company’s management also believes, based on external legal counsels’ opinions, that the cancellation of the tax incentive regarding future years (up to 2012 for Fiberlines A and B and 2013 to Fiberline C) is illegal due to the fact that the incentive was granted upon compliance of predetermined conditions (implantation, expansion and modernization of industrial plants). Therefore, the Company has vested right to use the tax incentive until the date set forth under applicable law and in the acts issued by the ADENE.

Notwithstanding the confidence in the merits of its case, the Company, considering the facts occurred during the years 2004 and 2005, which indicate the ADENE’s and the SRF’s inclination to cancel the tax incentive, decided to be conservative and ceased to recognize the incentive in the calculation of income tax payable from 2005 on and until a final Court decision has been granted. Based on the opinion of our legal advisors, our management believes that a final decision with respect to the tax incentive recorded up to 2003 will probably be in favor of the Company. Thus, no provisions for loss were booked for the amounts of the benefits already recognized. However, there is no assurance that the tax benefit will be updated or made available in the future.

In October 2006, the Company received 32 notifications related to tax assessments, issued by the government of the state of Espírito Santo, in the total amount of US$41.2 million related to the alleged non-compliance of formal ancillary obligations and supposedly inappropriate ICMS credits from fixed assets and other goods acquired for utilization in the process of pulp production. The Company has paid a part of that value, corresponding to 15 notifications and has been contesting another 17 notifications, in the amount of US$40.1 million. Of this amount we have already been granted favorable decisions in tax notifications amounting to US$6.3 million. In March 2008, we received notice of judicial claims deriving from three of the tax assessments judged against us in the amount of approximately US$33.4 million, and we timely contested them. Based on the opinion of legal advisors, we believe that our chances of success in the judicial environment are between possible and probable, and thus no provision has been recognized.

Land Disputes

In April and October, 2006, the Instituto Nacional de Colonização e Reforma Agrária, or INCRA, the Brazilian institute for land reform, published Public Notes (Editais) informing that Technical Identification Reports issued by commissions set up by the INCRA concluded that approximately 22,570 hectares of land located in the Municipalities of Conceição da Barra and São Mateus, in the state of Espírito Santo, are considered the territory of the Comunidades Quilombolas de Linharinho e de São Jorge (black communities of Linharinho and São Jorge), comprising areas of 9,500 hectares and 13,070 hectares, respectively. From that total area, approximately 17,130 hectares are the legitimate property and possession of the Company and of its subsidiary Mucuri Agroflorestal S.A., being 8,500 hectares located in the area considered the territory of the Linharinho community and 8,630 hectares located in the area considered the territory of the São Jorge community. The Company timely presented its defenses, challenging both Public Notes, and is confident in the merit of its case.

Class Action

In November 2008, a securities class action lawsuit was filed against us and certain of our current and former officers and directors in a U.S. federal court purportedly on behalf of persons who purchased our shares and American Depositary Receipts between April 7 and October 2, 2008, which lawsuit we are defending. The complaint asserts claims alleged violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act, alleging that we represented or failed to disclose information in connection with, and losses arising from, certain derivative transactions into which we had entered. The plaintiffs are seeking unspecified compensatory damages and expense reimbursement. Due to the unpredictability of the likelihood of an unfavorable outcome and the lack of elements to estimate the amount or range of potential loss, no provision has been recognized.

Other Proceedings

In the Extraordinary General Shareholders Meeting of Aracruz, held on November 24, 2008, it was decided that a derivative suit under Brazilian law should be filed against Mr. Isac Roffé Zagury, Aracruz’s former Chief Financial Officer, in order to declare him legally responsible for the significant losses incurred by Aracruz with derivatives transactions in 2008 that had been allegedly executed without observing the limits set forth in Aracruz’s financial policy. This lawsuit was duly filled before the Court of the City of Rio de Janeiro on February 20, 2009.

According to the information disclosed on the CVM’s website, the CVM is analyzing a proposal to institute an administrative proceeding related to Aracruz’s losses with derivatives transactions in 2008. Although the CVM has already requested Aracruz to provide information in connection with those transactions, and Aracruz has promptly complied with such request, there is no official data regarding the status of the referred administrative proceeding. Proceedings of such nature aim to define the ultimate responsibility of directors, officers, members of the Fiscal Committee, independent auditors and shareholders involved with the subject matter of the investigation, and normally do not materially affect the related company.

We voluntarily reported certain facts to the SEC in connection with our derivative losses incurred in 2008. We are conducting an internal investigation of these transactions and are cooperating with an informal inquiry by the SEC on this matter.

Dividends

General

Under the Brazilian Corporate Law, we are required to hold an annual shareholders’ meeting by April 30 of each year. At that meeting, our financial statements for the previous year and the proposal for distribution of dividends are submitted for shareholder’s approval. Accordingly, dividends for each fiscal year ending December 31 may be declared by April 30 of the subsequent year. Dividends are to be paid within 60 days from the date declared, unless otherwise resolved at the annual shareholders’ meeting at which they were declared. In any event, declared dividends must be paid before the following December 31. Dividends relating to prior years in excess of those required to be paid by law may be declared and paid at any time by decision of the Board of Directors. The Board of Directors may also elect to pay interim dividends either:

•	based on our net income for any period within our fiscal year; or

•	from our retained earnings or certain other revenue reserves established in prior years.

Holders of Class A Preferred Stock are entitled to an annual preferential dividend equal to a minimum of 6% of the capital represented by the Class A Preferred Stock, to be paid from annual adjusted net income. In the event dividends in excess of those paid to the holders of Class A Preferred Stock are distributed, holders of common stock and Class B Preferred Stock share ratably in such excess up to an amount equal to the Class A Preferred Stock preferential dividend. Any dividends thereafter remaining for distribution are shared ratably by all holders of Class A Preferred Stock, Class B Preferred Stock and common stock, but Classes A and B Stock holders are entitled to receive dividends at least 10% higher than the amount per share paid to holders of common stock. See “—Dividend Preferences.”

Interest on shareholders’ equity

Brazilian legislation also allows the Company to distribute corporate dividends in the form of interest on shareholders equity. Such interest is considered financial expenses for tax purposes and may be deducted from the corporate income tax base. Declaration and payment of interest on shareholders’ equity may be decided at a shareholders meeting or by the Board of Directors, in which case it shall be subject to ratification by the shareholders meeting. The rights and preferences attributed to shareholders in the declaration and payment of interest on shareholders’ equity are equal to those applicable to the distribution of dividends. For example, Classes A and B Stockholders are entitled to receive interest on shareholders’ equity at least 10% higher than the amount per share paid to holders of common stock. Interest on shareholders’ equity is subject to income tax withholding. See “Item 10E. Taxation—Brazilian Tax Considerations—Taxation on Distributions.”

The interest on shareholders’ equity may be attributed to the mandatory dividend related to the fiscal year in which such interest is paid/declared, and is limited to (a) the amount equivalent to 50% of the greater among (i) the profit of the relevant year or (ii) accumulated profits plus profit reserves; (b) the amount of the minimum mandatory dividend; and (c) the amount of the capital reserves comprising (i) premium reserve, (ii) the product of the sale of founders shares and subscription bonuses, (iii) premium received in the issue of debentures and (iv) donations and subventions for investments.

Calculation of Adjusted Net Income

The Brazilian Corporate Law requires that 5% of a company’s annual net income be appropriated to a legal reserve fund, until the amount of such fund reaches an amount equal to 20% of the capital stock of such company, as recorded in its statutory accounting records. For purposes of calculating such amount, the Brazilian Corporate Law provides that the “capital” of a company is equal to the aggregate paid-in capital upon the subscription of such company’s capital stock, plus the amount of annual increases to such amount due to monetary corrections for inflation. The amount of our legal reserve as of December 31, 2007 was approximately R$389.5 million (equivalent to US$219.9 million), or 13.5% of our capital. Due to net losses incurred in 2008, the earning and capital reserves were reversed.

The Brazilian Corporate Law allows for three additional appropriations of net income, each of which must be approved by the holders of common stock. First, a portion of net income may be appropriated to a reserve for anticipated losses which are deemed probable in future years. Conversely, any amount so reserved in prior years must be returned to net income in the fiscal year in which the reason for such reserve ceases to exist or in which the loss takes place. Second, net income may be appropriated to an unrealized income reserve for future income to be realized from:

•	increases in the net worth of affiliated companies; and

•	income from term sales to be received in subsequent fiscal years.

Third, net income may be appropriated for discretionary purposes, ratified by the shareholders for business expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, a company may elect to retain the appropriations until the shareholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which retained earnings a cash dividend may then be paid.

Brazilian legislation requires that the calculation of the amount of a company’s net income available for dividend distributions to its shareholders be determined on the basis of financial statements prepared in accordance with Brazilian GAAP using the corporate law method. Such net income of a company may not be the same as that determined by the currency of constant purchasing power method. Through 1995 our net income was the same under both Brazilian methods, but differed from that determined in accordance with U.S. GAAP. For all financial statements prepared for any period ended after January 1, 1996, Law No. 9,249/95 has abolished the requirement that companies apply monetary correction to their financial statements. Although the actual amount of dividends as remeasured into U.S. dollars is contained in the audited consolidated financial statements, investors will be unable to use U.S. GAAP financial information made available by us to calculate such dividends.

Payment of Dividends

Under the Brazilian Corporate Law and in accordance with our by-laws, we are required to allocate at least 25% of our adjusted net income for each fiscal year to the payment of dividends, or the mandatory dividend. However, the Brazilian Corporate Law provides that a public company is not required to pay the mandatory dividend in any year if the management of such company communicates to its shareholders at its annual shareholders’ meeting that the payment of such dividend would be detrimental to the company based on its financial situation and if, within five days of the annual shareholders’ meeting, the company forwards to the CVM an explanation for the nonpayment of the dividend. Adjusted net income that is not so distributed and is not absorbed by losses in subsequent years must be paid in dividends as soon as the financial condition of the company permits.

Proposals to declare and pay dividends in excess of the statutory minimum are generally made at the recommendation of the board of directors and require approval by the vote of holders of common stock. Our board of directors has adopted a policy pursuant to which any such proposal will be dependent upon our results of operations, financial condition, cash requirements for our business, future prospects and other factors deemed relevant by the board of directors. There can be no assurance that there will be any adjusted net income or that dividends in excess of the statutory minimum will be paid, nor is there any legal or other requirement to such effect. In the event that the board of directors elects to pay interim dividends or interest on shareholders equity in any year, such interim dividends or interests will count toward the calculation of the mandatory dividend for such year. Generally, dividends are payable to persons who are shareholders of record on the date on which dividends are declared. We are not required by law to monetarily correct dividends for inflation occurring during the period from the date such dividends are declared to the date they are paid.

As a general requirement, shareholders who are not residents of Brazil must be registered with the Central Bank in order to have dividends, sales proceeds or other amounts with respect to their shares remitted outside of Brazil. The shares of Class B Preferred Stock underlying the ADSs will be held in Brazil by the Custodian, as agent for the Depositary, which will be the registered owner of such shares on the records of the Transfer Agent. Payments of cash dividends and distributions, if any, will be generally made in reais to the Custodian on behalf of the Depositary, which will exchange the reais for U.S. dollars and will deliver the U.S. dollars to the Depositary for distribution to the ADR holders. In the event that the Custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected if the real devalues against the U.S. dollar before such dividends are converted and remitted. Since November 2006 Brazilian exporters are authorized, pursuant to the terms of Law 11,371, to keep a certain amount of their export revenues in foreign financial institutions and use such revenues to make investments and pay obligations of the exporter. The Company may, from time to time and at its convenience, use revenues kept abroad pursuant to Law 11,371 to pay dividends and any other cash distributions, thus avoiding procedures to remit U.S. dollars abroad. Devaluation of the real will reduce the value in U.S. dollars of distributions and dividends on the Class B Preferred Stock and may reduce the value of the Class B Preferred Stock and the ADSs. There can be no assurance that the real will not devalue relative to the U.S. dollar, as in the past, that the real will not fluctuate significantly relative to the U.S. dollar or that any such depreciation or fluctuations will not adversely affect the value of the Class B Preferred Stock or ADSs or any distributions and dividends thereon. Dividends in respect of shares of our Class B Preferred Stock paid to holders who are not Brazilian residents, including holders of ADSs, are not subject to Brazilian withholding tax. Interest on shareholders equity is subject to income tax withholding. See “Item 10E. Taxation—Brazilian Tax Considerations.”

History of Dividend Payments

The following table sets forth the dividends paid by us to holders of our capital stock since 2004. The exchange rates used to convert dividends in reais into U.S. dollars were the rates in effect on the related payment dates.

Year	Common Stock	Class A Preferred Stock	Class B Preferred Stock
	(in US$ dollars per share)
2004(1)	0.11	0.12	0.12
2004(2)	0.08	0.09	0.09
2005(3)	0.05	0.06	0.06
2005(4)	0.12	0.13	0.13
2006(5)	0.06	0.07	0.07
2006(6)	0.13	0.15	0.15
2007(7)	0.08	0.08	0.08
2007(8)	0.14	0.16	0.16
2008(9)	0.11	0.12	0.12
2008(10)	0.08	0.09	0.09

(1)	Including dividend declared on April 29, 2004 and paid on May 14, 2004.
(2)	Including the interest on shareholders’ equity declared on October 19, 2004 and November 16, 2004 and paid on November 11, 2004 and December 10, 2004, respectively. The interest on shareholders equity were attributed to the mandatory dividend relating to the 2004 fiscal year, which were declared on April 27, 2007
(3)	Including the dividend declared on April 29, 2005 and paid on May 09, 2005.
(4)	Including the interest on shareholders’ equity declared on April 19, 2005, May 19, 2005, June 20, 2005 and December 20, 2005 and paid on May 13, 2005, June 13, 2005, July 13, 2005 and January 13, 2006, respectively. The interest on shareholders equity were attributed to the mandatory dividend relating to the 2005 fiscal year, which were declared on April 28, 2006 and paid on May 13, 2006.
(5)	Including the dividend declared on April 28, 2006 and paid on May 11, 2006.
(6)	Including the interest on shareholders’ equity declared on March 23, 2006, June 20, 2006, September 19, 2006 and December 22, 2006, and paid on April 13, 2006; July 13, 2006, October 10, 2006 and January 11, 2007, respectively. The interest on shareholders equity were attributed to the mandatory dividend relating to the 2006 fiscal year, which are to be declared by April 27, 2007
(7)	Including the dividend declared on April 24, 2007 and paid on May 16, 2007.
(8)	Including the interest on shareholders’ equity declared on March 21, 2007, June 19, 2007, September 18, 2007 and December 21, 2007, and paid on April 24, 2007; July 18, 2007, October 17, 2007 and January 16, 2008, respectively. The interest on shareholders equity was attributed to the mandatory dividend relating to the 2007 fiscal year, which was declared in April, 2008.
(9)	Dividend declared on April 30, 2008 and paid after May 14, 2008.
(10)	Interest on shareholders’ equity declared on March 18, 2008 and June 20, 2008, and paid on April 23, 2008 and July 23, 2008, respectively. No dividends were declared relating to the 2008 fiscal year.

Dividend Preferences

Depending on the amount of our annual adjusted net income, holders of our Class A Preferred Stock are entitled to an annual minimum preferential dividend equal to 6% of the capital attributable to its class of shares. In the event dividends are not paid for three consecutive years, holders of all classes of Preferred Shares, including Class A Preferred Stock and Class B Preferred Stock, will be entitled to voting rights.

In the event that dividends in excess of those paid to the holders of Class A Preferred Stock are distributed, holders of common stock and Class B Preferred Stock share ratably in such excess up to an amount equal to the Class A Preferred Stock minimum preferential dividend. Any dividends thereafter remaining for distribution are shared ratably by all holders of Class A Preferred Stock, Class B Preferred Stock and common stock. Payment of the mandatory dividend is subject to the Class A Preferred Stock minimum preferential dividend.

On June 5, 1997, the Brazilian Congress enacted Law No. 9,457/97, amending the Brazilian Corporate Law, to grant holders of preferred stock that do not carry a right to a fixed or minimum dividend a statutory right to receive dividends in an amount per share of at least ten percent higher than the amount per share paid to holders of common stock. The Class A Preferred Stock and Class B Preferred Stock, including those underlying the ADSs, are entitled to such higher dividend distributions.

Significant Rights, Privileges, Conversion Features and Tag Along Rights of the Aracruz Common Stock and the Aracruz Class A Preferred Stock and Aracruz Class B Preferred Stock

The Company presents below the significant rights, privileges and conversion features of its shares.

	Aracruz Common Stock	Aracruz Class A Preferred Stock	Aracruz Class B Preferred Stock
Voting Rights	• Full voting rights.

•   None, except in very limited circumstances and in the event that dividends are not paid for three consecutive years. Voting rights will then be granted until the dividends in arrears for those three years are paid.

•   None, except in very limited circumstances and in the event that dividends are not paid for three consecutive years. Voting rights will then be granted until the dividends in arrears for those three years are paid.

Privileges	• None.

•   Priority in the return of capital in the liquidation of the Company.

•   Right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock.

•   Priority in the distribution of a minimum annual cash dividend equivalent to 6% of the capital attributable to it.

• Priority in the return of capital in the liquidation of the Company. • Right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock.

Conversion Features	• None.	• Can be voluntarily converted by the shareholder into Class B Preferred Stock (but not into Aracruz Common Stock) at any time at the option and cost of the shareholder at a conversion ratio of 1:1.	• Cannot be voluntarily converted by the shareholder into Class A Preferred Stock nor to Aracruz Common Stock.

Tag Along Rights	• Yes, payable at 80% of the purchase price paid to selling controlling shareholders upon a sale of the companies’ controlling block.	• None.	• None.

B.	Significant Changes

No significant change has occurred since the date of the annual audited consolidated financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The principal non-United States market for our Class B Preferred Stock, as well as our Class A Preferred Stock and Common Stocks, is the Bovespa. In the United States, the Class B Preferred Stock trades in the form of ADSs, which are evidenced by ADRs issued by Citibank N.A., our Depositary, each currently representing ten shares of Class B Preferred Stock. The ADSs are listed on the NYSE under the symbol “ARA.” In December 1999, we established a sponsored share trade program to list and trade a number of our Class B Preferred Shares on the Latin-American Securities Market, or Latibex, which is managed by the Madrid Stock Exchange of Spain. The custodian of our Class B Preferred Shares trading on the Latibex is the Servicio de Compensación y Liquidación, S.A., in Spain, and the custodian is Companhia Brasileira de Liquidação e Custódia. Trading of our Class B Preferred Shares on the Latibex started on December 1, 1999.

Market Price Information

The table below sets forth for the periods indicated the high and low closing sales prices for (i) the Class B Preferred Stock on the Bovespa and (ii) the ADSs on the NYSE. See “Item 10D. Exchange Controls” for information with respect to exchange rates applicable during the periods set forth below:

	Nominal reais per Share of Class B Preferred Stock		U.S. dollars per ADS(1)
	Bovespa		NYSE
	High	Low	High	Low
2004:
Annual	11.44	8.75	39.61	28.36
2005:
Annual	11.00	7.32	41.23	29.60
2006:
Annual	14.19	8.47	62.69	38.81

2007:
First Quarter	13.72	10.25	63.27	50.35
Second Quarter	13.30	10.58	69.47	51.80
Third Quarter	13.56	10.31	74.04	49.01
Fourth Quarter	14.15	11.45	80.24	63.85
Annual	14.15	10.25	80.24	49.01

2008:
First Quarter	12.83	10.23	77.69	56.78
Second Quarter	14.98	11.72	92.22	69.08
Third Quarter	11.89	6.28	74.93	8.40
Fourth Quarter	6.99	1.72	36.00	6.78
Annual	14.98	1.72	92.22	6.78

Share price for the most recent six months:
December 2008	2.49	1.72	11.43	6.78
January 2009	3.18	1.97	13.68	8.28
February 2009	1.98	1.69	8.70	6.72
March 2009	1.69	1.25	7.50	5.29
April 2009	2.85	1.51	12.71	6.57
May 2009	3.99	2.72	18.64	11.54

(1)	Source: Bloomberg. Each ADS represents 10 Class B Preferred Shares.

The closing sales price for the Class B Preferred Stock on the Bovespa as of the close of business on May 29, 2009 was R$3.44 per share, which was equivalent to US$17.44 per ADS (each ADR representing 10 Class B Preferred Stock), translated at a rate of R$1.9730 per US$1.00, the commercial market selling rate for such day. The closing sales price for the ADSs on the NYSE as of the close of business on May 29, 2009 was US$17.09 per ADS.

As of May 29, 2009, an aggregate of 188.5 million shares of Class B Preferred Stock, or an aggregate of approximately 34.4% of the outstanding Class B Preferred Stock, was held in the form of ADSs. As of May 29, 2009, there were approximately 76 U.S. registered owners of the ADSs (based on the Depositary’s books only).

Dow Jones Sustainability Index – DJSI World

For the fourth consecutive year, Aracruz has been included in the Dow Jones Sustainability World Index, out of 13 forestry companies worldwide that were up for consideration for the 2008/2009 index. The index highlights the best corporate sustainability practices around the world.

The DJSI has become an important benchmark for foreign currency fund management companies. These institutions base their investment decisions on the DJSI performance criteria and offer diversified products to their customers, based on shares of companies, committed to sustainability practices through economic, environmental and social performances.

B.	Plan of Distribution

Not applicable.

C.	Markets

On January 27, 2000, a protocol was signed in order to merge the nine Brazilian stock exchanges. According to the protocol, private equity and debt will be traded only on the Bovespa, which is the only remaining Brazilian stock exchange at present. Brazilian federal, state and municipal public debt are only traded on the Rio de Janeiro Stock Exchange. The protocol became effective on May 31, 2000.

Trading on the Bovespa by nonresidents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation and limited to member brokerage firms and a limited number of authorized non-members. The CVM and the Bovespa have discretionary authority to suspend trading in shares of any issuer. Securities listed on the Bovespa may be traded on the over-the-counter market under limited circumstances.

Trading on the Bovespa settles three business days after the trade date. Delivery of and payment for securities is made through separate clearinghouses for each exchange, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the securities to the exchange on the second business day following the trade date. The clearinghouse for the Bovespa is the Companhia Brasileira de Liquidação e Custódia (CBLC).

In order to better control volatility, the Bovespa has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes to one hour whenever our indices fall below the limit of 10% as compared to the index registered in the previous trading session.

As of December 31, 2008, the Bovespa had an aggregate market capitalization of approximately US$588 billion and an average daily trading volume of approximately US$3.1 billion for the 2008 fiscal year. In comparison, the NYSE had a market capitalization of approximately US$14.3 trillion as of December 31, 2008. Although any of the outstanding shares of a listed company may be traded on the Bovespa, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 28, 2008, we accounted for approximately 0.20% of the market capitalization of all listed companies on the Bovespa.

There is a significantly large concentration in the Brazilian securities markets. As of December 31, 2008, the ten largest traded companies represented approximately 52% of the total market capitalization on the Bovespa.

Regulation of Brazilian Securities Markets

Brazilian securities markets are regulated by the CVM, which has regulatory authority over stock exchanges and the securities markets in Brazil, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

Under the Brazilian Corporate Law, a corporation is either publicly-held (companhia aberta), such as us, or closely-held (companhia fechada). All public corporations, including us, are registered with the CVM and are subject to reporting requirements. Our stock trades on the Bovespa, but may be traded privately, subject to limitations.

We have the option to request that trading of our securities on the Bovespa be suspended in anticipation of a material announcement. Trading may also be suspended by the Bovespa or the CVM, among other reasons, based on, or due to, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries of the CVM or the Bovespa.

Brazilian securities law and the Brazilian Corporate Law provide for, among other things, disclosure requirements, restrictions on insider trading and price manipulation and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or securities markets in other jurisdictions.

The Custodian for the Class B Preferred Stock and the Depositary for the ADRs must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADRs exchanges ADRs for Class B Preferred Stock, the holder will be entitled to continue to rely on the Depositary’s electronic certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the Class B Preferred Stock, or distributions relating to the Class B Preferred Stock, unless the holder obtains a new certificate of registration with the Central Bank.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information required for this item was included in the Annual Report on Form 20-F filed on June 30, 2005 (Commission file number 1-11005) (File No. 5928007) and is incorporated herein by reference.

C.	Material Contracts

Canexus Supply Agreement

In connection with the sale of its electrochemical plant to Canexus in 1999, the Company and Canexus entered into a long-term contract for chemical products supply, amended in 2002 to include additional volumes. This contract contained a “take-or-pay” clause, which caused us to treat it as a material contract of the Company. However, this “take-or-pay” has expired and currently this contract is no more significant than other long-term supply contracts of the Company. See “Item 4B. Business Overview—Raw Materials—Chemicals.”

Export Prepayment Facility Agreement and Secured Loan

See “Item 5B. Liquidity and Capital Resources—Indebtedness—Export Prepayment Facility Agreement and Secured Loan.”

D.	Exchange Controls

There are no restrictions on ownership of our common stock or Class B Preferred Stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common stock or Class B Preferred Stock into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an electronic registration at the Central Bank.

According to Resolution No. 2,689 of January 26, 2000 of the CMN, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. Resolution No. 2,689 defines a foreign investor as any individual, legal entity, mutual fund or other collective investment entity, domiciled or headquartered abroad.

Pursuant to Resolution No. 2,689, foreign investors must:

•	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

•	complete the appropriate foreign investor registration form;

•	register as a foreign investor with the CVM; and

•	register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

Investors under Resolution No. 2,689 who are not resident in a tax haven (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.”

Resolution No. 1,927 of the CMN, which is the restated and amended Annex V to Resolution No. 1,289 of the CMN, or the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. An application was filed to have the ADSs approved under Annex V Regulations by the Central Bank and the CVM, and final approval was received before the offering of the preferred shares underlying the ADSs.

E.	Taxation

Overview

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of Class B Preferred Stock or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class B Preferred Stock or ADSs. Prospective purchasers of Class B Preferred Stock or ADSs should consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of Class B Preferred Stock or ADSs, including, in particular, the effect of any state, local or other national tax laws.

The summary is based upon the tax laws of Brazil and the United States and regulations thereunder as in effect on the date hereof, which are subject to change (possibly with retroactive effect). This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement and any documents relating to the ADRs will be performed in accordance with its terms.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders of Class B Preferred Stock or ADSs. Prospective purchasers of Class B Preferred Stock or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of the Class B Preferred Stock or ADSs in their particular circumstances.

Brazilian Tax Considerations

Brazilian Tax Considerations of Making an Investment in our ADSs and Class B Preferred Stock

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Class B Preferred Stock or ADSs by a holder that is not domiciled in Brazil for Brazilian taxation purposes and, in the case of a holder of Class B Preferred Stock, who has an investment in foreign currency registered at the Central Bank, or foreign holder. This summary does not specifically address all of the Brazilian tax considerations applicable to any particular foreign holder. Each foreign holder should consult his own tax adviser concerning the Brazilian tax consequences of an investment in Class B Preferred Stock or ADSs. Any change in such law may change the consequences described below.

Registered Capital

The amount of an investment in Class B Preferred Stock must be registered by the foreign holder of such Class B Preferred Stock (or by the Custodian in the case of Class B Preferred Stock held by the Depositary) with the Central Bank as “Registered Capital” in order to allow remittances outside Brazil of foreign currency acquired with the proceeds of distributions on, and amounts obtained from dispositions of, such Class B Preferred Stock. The Registered Capital for each share of Class B Preferred Stock issued to the Depositary will be equal to its issue price in U.S. dollars. The Registered Capital for a share of Class B Preferred Stock that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a share of Class B Stock on the Bovespa on the day of withdrawal or (ii) if no such shares were traded on that day, their average price on the Bovespa in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the Class B Stock is determined on the basis of the average price of the foreign exchange rate for U.S. dollars in effect on the date the Class B Preferred Stock is withdrawn or, at the foreign holder’s option, the sale rate quoted for U.S. dollars by the Central Bank Information System on such date (or, if the average price of the Class B Preferred Stock is determined under clause (ii) of the preceding sentence, the average of such quoted sale rates on the same 15 dates used to determine the average price of the Class B Preferred Stock), as per Resolution No. 1927/92 of the CMN.

Taxation on Distributions

Withholding Income Tax (Imposto de Renda na Fonte). Dividends paid with respect to income earned since January 1996 are not subject to Brazilian withholding income tax under Brazilian tax law. Interest on shareholders equity is subject to income tax withheld at the rate of 15%. Shareholders domiciled in countries that do not tax income, or tax income at a maximum rate of less than twenty percent, are subject to income tax withheld at a rate of 25%, under prevailing Brazilian tax legislation.

Taxation on Gains

Gains on the Disposition of ADSs. Gains obtained outside Brazil by a foreign holder on the disposition to another foreign holder of ADSs representing Class B Preferred Stock are not subject to Brazilian tax.

Deposits and Withdrawals of Class B Preferred Stock in Exchange for ADSs. A foreign holder may deposit or withdraw Class B Preferred Stock in exchange for ADSs without incurring Brazilian tax. On receipt of the underlying Class B Preferred Stock, the foreign holder will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above in “Registered Capital” and will be subject to the rules on taxation on distributions and taxation of gains applicable to the Class B Preferred Stockholders, as discussed herein. In addition, such foreign holder may experience delays in effecting such registration, which may delay remittances abroad. Such delay may adversely affect the amount in U.S. dollars received by the foreign holder. See “Item 3D. Risk Factors—Risks Relating to our Preferred Shares and ADSs—Exchanging ADSs for the underlying Class B Preferred Stock may have unfavorable consequences.”

Gains on the Disposition of Class B Preferred Stock. In case of disposal of Class B Preferred Stock, gains realized by a non-Brazilian holder, if any, would be taxed in Brazil, as follows: (i) in the case of disposal to another non-Brazilian holder, Brazilian income tax would apply at 15%, except in the case where the beneficiary is located in a tax haven jurisdiction, or Tax Haven Holder, in which case the applicable rate would be 25%; (ii) in the case of transactions carried out on a Brazilian stock exchange by any non-Brazilian holder, the gains would be subject to income tax at a rate of 15%, except in the case of an investor who entered the country (i.e., made its investments) pursuant to Resolution 2,689, or 2,689 non-Brazilian holder, and is not a Tax Haven Holder, in which case the investor would benefit from a tax exemption and gains would not be subject to Brazilian income tax; (iii) in case of transactions carried out outside a Brazilian stock exchange by any non-Brazilian holder (including a 2,689/00 non-Brazilian holder), the applicable withholding tax rate would be 15%, except for Tax Haven Holders, who would be subject to a 25% rate.

Taxation on Income Obtained Abroad

Prior to January 1, 1996, Brazilian tax laws taxed earnings related to the activities performed within Brazil by Brazilian companies, branches of foreign companies and nonresidents in general. Since January 1, 1996, profits, capital gains and other income earned abroad by a Brazilian company, or by its foreign branches or subsidiaries or by foreign companies controlled by or affiliated with such company, must be added in the determination of such Brazilian company’s profits and, therefore, taxed in Brazil when distributed or otherwise made available to the Brazilian shareholders. Provisionary Measure (medida provisória) No. 2,158 enacted in

July 27, 2001 determined that profits obtained abroad by a foreign branch or subsidiary of a Brazilian company must be taxed in Brazil at the same time of the yearly generation of such profits. Therefore, accumulated profits accounted until December 31, 2001 will be taxed at the end of the following fiscal period. After January 2002, such profits will be taxed at the end of each fiscal period.

Stamp and Excise Taxes

There are no stamp, transfer, estate, gift or other similar taxes in Brazil applicable to the Class B Preferred Stock or to the ADSs.

Brazilian Tax Considerations of the VCP-Aracruz Stock Swap Merger

General

The following discussion is based on Brazilian law and practice as applied and interpreted as of the date of this annual report, which are subject to change at any time. This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

Conversion of Shares

If the Conversion is approved, we believe that there are good arguments to sustain that no Brazilian taxation is due on this transaction. This conclusion is based on the fact that it is possible to sustain that the Conversion of Shares will not represent any availability of income.

Stock Swap Merger

The following discussion mainly summarizes the principal Brazilian tax consequences of the transactions described in this annual report to a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, i.e., a non-Brazilian holder. There is currently no treaty for the avoidance of double taxation between Brazil and the United States. This discussion does not address all possible Brazilian tax consequences relating to the Stock Swap Merger and does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder.

Taxation on Gains - Stock Swap Merger

We believe that the Stock Swap Merger should not be subject to income tax pursuant to Brazilian law. This is because the Stock Swap Merger should not be a taxable event for Brazilian income tax purposes based on the fact that, in the Stock Swap Merger, the shareholder only exchanges his or her shares. However, there is a certain lack of authority on this matter. We believe it is unlikely that the transaction should be subject to Brazilian tax, so long as the investor maintains as the cost of acquisition of VCP’s shares the same cost of acquisition of Aracruz’s shares for Brazilian tax purposes. The stock swap merger provided for in the Brazilian Corporate Law is solely intended to make one legal entity a wholly-owned subsidiary of another legal entity. Therefore, an individual voluntary act by a single shareholder will generally not be able to approve a stock swap merger unless he or she is the holder of 50% plus one common share of the target of the stock swap merger. Nevertheless, in case these arguments do not prevail, the transaction will be treated as a disposal of our shares carried out of Brazilian stock exchanges and, accordingly, subject to income tax in Brazil pursuant to the rules applicable to disposals of our shares. If the Stock Swap Merger is subject to income tax and if the Brazilian tax authorities succeed in making a tax assessment regarding this matter prevail, we would be responsible for withholding and collecting the capital gains tax, if any, on the Stock Swap Merger. Notwithstanding this, we reserve the right to seek reimbursement of any amounts spent with respect to such assessment.

The non-Brazilian holders that hold ADSs of Aracruz will, as a result of the Stock Swap Merger, receive ADSs of VCP. There is no clear rule regarding the Brazilian taxation of an exchange transaction related to ADSs. We believe that there are good arguments to sustain that no taxation is due upon the exchange of ADSs of Aracruz for ADSs of VCP, as a result of the Stock Swap Merger. This conclusion is based on the fact that it is possible to sustain that the ADSs of Aracruz should be considered as a foreign asset, and also as a result of the fact that the mere exchange of ADSs of Aracruz for ADSs of VCP will not represent any availability of income to non-Brazilian holders. There is a risk, however, that the tax authorities may have a different view and request the payment of the Brazilian income tax at the rate of 15%, except in the case where the beneficiary is a Tax Haven Holder, in which case the applicable rate would be 25%.

Taxation on Gains - Exercise of Appraisal Rights

Gains that may be realized through the exercise of appraisal rights would be subject to income tax in Brazil, following the rules applicable to disposals of our shares carried out of the Brazilian stock exchanges.

United States Tax Considerations

US Tax Considerations of Making an Investment in our ADSs and Class B Preferred Stock

US Federal Income Tax Considerations

The following discussion summarizes certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of Preferred Shares or Preferred ADSs by a U.S. holder (as defined below) holding such shares or ADSs as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations, administrative pronouncements of the United States Internal Revenue Service, or the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation; U.S. holders are urged to consult their own tax advisors regarding such matters.

This summary does not purport to address all material U.S. federal income tax consequences that may be relevant to a U.S. holder of a Preferred Share or Preferred ADS, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities and investors in such entities, investors that own or are treated as owning (or owned or are treated as having owned) 10% or more of the Company’s voting stock, investors that hold Preferred Shares or Preferred ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

As used below, a “U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADS that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has an election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADS that is (i) a nonresident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of a Preferred Share or Preferred ADS, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of a Preferred Share or Preferred ADS that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of purchasing, owning and disposing of a Preferred Share or Preferred ADS.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

Nature of Preferred ADSs for U.S. Federal Income Tax Purposes

In general, for U.S. federal income tax purposes, a holder of a Preferred ADS will be treated as the owner of the underlying Preferred Share. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to Preferred ADSs will be the same for Preferred Shares in the Company, and exchanges of Preferred Shares for Preferred ADSs, and Preferred ADSs for Preferred Shares, generally will not be subject to U.S. federal income tax.

Taxation of Distributions to U.S. Holders

In general, subject to the passive foreign investment company rules discussed below, a distribution on a Preferred ADS (which for these purposes likely would include a distribution of interest on shareholders’ equity) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the Preferred ADS on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on a Preferred ADS (which will include the amount of any Brazilian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. The amount of a dividend paid in reais will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADS, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in reais are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders are urged to consult their own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the Depositary or its agent is not converted into U.S. dollars on the date of receipt.

Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on a Preferred ADS in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on a Preferred ADS will be a qualified dividend if (i) the Preferred ADSs are readily tradable on an established securities market in the United States, (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company, or PFIC, as described below, and (iii) such U.S. holder held the Preferred ADS for more than 60 days during the 121-day period that begins 60 days before the ex-dividend date and certain other requirements are satisfied. The Preferred ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a U.S. exchange.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. Holders of Preferred ADSs are urged to consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive category income,” or in the case of certain holders, “general category income.” In general, a U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares represented by the Preferred ADSs to the extent the U.S. holder has not held the Preferred ADSs for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred ADSs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits, as well as with respect to the determination of the foreign tax credit limitation. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. U.S. holders should be aware that the IRS has expressed concern intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the credibility of Brazilian withholding taxes could be affected by future actions that may be taken by the IRS.

Taxation of Distributions to Non-U.S. Holders

A dividend paid to a non-U.S. holder on a Preferred ADS will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADS). A corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains of U.S. Holders

Subject to the PFIC rules discussed below, on a sale or other taxable disposition of a Preferred ADS, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the Preferred ADS and the amount realized on the sale or other disposition, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Preferred ADS has been held for more than one year. Certain non-corporate U.S. holders (including individuals) may be eligible for preferential rates of tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.

Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a Brazilian tax is withheld on a sale or other disposition of a Preferred ADS, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian tax withheld on a sale of a Preferred ADS. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers regarding the application of such rules. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.

Taxation of Gains of Non-U.S. Holders

A non-U.S. holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of a Preferred ADS unless (i) the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADS), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to U.S. persons owning stock of a foreign corporation that is a PFIC for U.S. federal income tax purposes. In general, a non-U.S. corporation will be treated as a PFIC for any taxable year during which either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average value of the non-U.S. corporation’s assets produce or are held for the production of passive income. For these purposes, passive income generally includes dividends, interest, and certain rents and royalties. Based on the Company’s audited consolidated financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2008 taxable year, nor does it anticipate being classified as a PFIC in its current or future taxable years. However, because the determination of whether the Company is a PFIC is based upon the nature and composition of the income and assets of the Company and its subsidiaries from time to time, and because there are uncertainties in the application of the PFIC rules to the Company’s facts and circumstances, it is possible that the Company could become a PFIC in a future taxable year (and no assurances can be provided that the Company will not be considered a PFIC for its current (or any past) taxable year). If the Company is a PFIC for any taxable year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of ordinary income treatment for gains that would otherwise be taxed as capital gains and dividends that would otherwise be subject to preferential tax rates, along with an interest charge on gains and dividends allocable to prior years in the U.S. holder’s holding period during which the Company was determined to be a PFIC. Furthermore, if the Company is a PFIC for a taxable year in which it pays a dividend or the prior taxable year, dividends on a Preferred ADS would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation. U.S. holders are urged to consult their own tax advisers regarding the application of the PFIC rules.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, a Preferred ADS to a U.S. holder, generally may be subject to information reporting requirements and may be subject to backup withholding (currently at the rate of 28%) unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is submitted to the Internal Revenue Service in a timely manner. A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

US Tax Considerations of the Aracruz Conversion and the Stock Swap Merger

US Federal Income Tax Considerations

The following discussion summarizes certain material U.S. federal income tax considerations relating to the Aracruz Conversion and the Stock Swap Merger for a U.S. holder (as defined below) holding shares or ADSs as capital assets (generally, property held for investment). This summary is based on the Code, Treasury regulations, administrative pronouncements of the IRS and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation; U.S. holders are urged to consult their own tax advisors regarding such matters.

This summary does not purport to address all material U.S. federal income tax consequences that may be relevant to a U.S. holder upon the Aracruz Conversion and the Stock Swap Merger, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities and investors in such entities, investors that own or are treated as owning (or owned or are treated as having owned) 10% or more of the Company’s or VCP’s voting stock, investors that hold a Company or VCP share or a Company or VCP ADS as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

As used below, a “U.S. holder” is a beneficial owner of a Company or VCP share or a Company or VCP ADS that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has an election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a Company or VCP share or a Company or VCP ADS that is (i) a nonresident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of a Company or VCP share or a Company or VCP ADS, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of a Company or VCP share or a Company or VCP ADS that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of the Aracruz Conversion and the Stock Swap Merger.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

Conversion of Aracruz Preferred Shares and Aracruz Preferred ADSs to Aracruz Common Shares and Aracruz Common ADSs

The Company believes that a U.S. holder or non-U.S. holder generally will not recognize any income, gain or loss upon the conversion of an Aracruz Preferred Share or an Aracruz ADS where the underlying securities are Aracruz Class B Preferred Shares, or Aracruz Preferred ADS, in exchange for an Aracruz common share or an Aracruz ADS where the Aracruz underlying securities are Aracruz common shares, or Aracruz Common ADS, respectively, pursuant to the Aracruz Conversion. A U.S. holder’s tax basis in an Aracruz common share or an Aracruz Common ADS received pursuant to the Aracruz Conversion generally will equal the U.S. holder’s adjusted tax basis in the Aracruz Preferred Share or Aracruz Preferred ADS converted pursuant to the Aracruz Conversion. The U.S. holder’s holding period with respect to an Aracruz common share or an Aracruz Common ADS generally will include the U.S. holder’s holding period with respect to the Aracruz Preferred Share or Aracruz Preferred ADS converted pursuant to the Aracruz Conversion.

Stock Swap Merger of Aracruz Common Shares and Aracruz Common ADSs for VCP Common Shares and VCP Common ADSs

This section only provides an analysis of the U.S. tax effects of the Stock Swap Merger assuming that the Conversion has been approved and consummated. See “Item 4A. History and Development of Aracruz—VCP’s Acquisition of our Control and Upcoming Corporate Restructuring—The Conversion.”

The Company believes that a U.S. holder that exchanges an Aracruz common share or an Aracruz Common ADS for a VCP common share or a VCP ADS where the underlying securities are VCP common shares, or VCP Common ADS, respectively, pursuant to the Stock Swap Merger generally will recognize capital gain or loss equal to the difference between (i) the sum of the cash and the fair market value of the VCP common share or VCP Common ADS that the U.S. holder is entitled to receive pursuant to the Stock Swap Merger and (ii) the U.S. holder’s adjusted tax basis in the Aracruz common share or Aracruz Common ADS disposed of pursuant to the Stock Swap Merger. Gain or loss must be determined separately for each block of Aracruz common shares or Aracruz Common ADSs (i.e., Aracruz common shares or Aracruz Common ADSs acquired at the same cost in a single transaction) disposed of pursuant to the Stock Swap Merger. Subject to the PFIC rules summarized in reference to the Company (see above “—Passive Foreign Investment Company Rules”), capital gain of a non-corporate U.S. holder derived with respect to a disposition of an Aracruz common share or an Aracruz Common ADS in which the U.S. holder has a holding period exceeding one year generally will be subject to a maximum U.S. federal income tax rate of 15% (whereas capital gain derived with respect to a disposition of an Aracruz common share or an Aracruz Common ADS in which the U.S. holder has a holding period of one year or less generally will be subject to U.S. federal income tax rates applicable to ordinary income). The deductibility of capital loss is subject to limitations. U.S. holders are urged to consult their tax advisors regarding such limitations.

A U.S. holder’s tax basis in a VCP common share or VCP Common ADS received pursuant to the Stock Swap Merger will equal the fair market value of the share or ADS on the date the share or ADS is accrued or received (in accordance with the U.S. holder’s regular method of tax accounting) and the U.S. holder’s holding period with respect to the share or ADS will begin on that date.

A non-U.S. holder will generally not be subject to U.S. federal income tax if the non-U.S. holder exchanges an Aracruz common share or an Aracruz Common ADS for a VCP common share or a VCP Common ADS respectively pursuant to the Stock Swap Merger unless (i) the gain on the exchange is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the VCP common share or VCP Common ADS), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the exchange and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

Nature of VCP Common ADSs for U.S. Federal Income Tax Purposes

In general, for U.S. federal income tax purposes, a holder of a VCP Common ADS will be treated as the owner of the underlying common share. Accordingly, the tax consequences with respect to VCP Common ADSs will be the same for VCP common shares, and exchanges of VCP common shares for VCP Common ADSs, and VCP Common ADSs for VCP common shares, generally will not be subject to U.S. federal income tax.

Information Reporting and Backup Withholding

Proceeds from the Stock Swap Merger to a U.S. holder, generally may be subject to information reporting requirements and may be subject to backup withholding (currently at the rate of 28%) unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is submitted to the Internal Revenue Service in a timely manner. A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Securities Exchange Act, pursuant to which we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, material we filed can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

We also file electronically financial statements and other periodic reports with the CVM. The CVM website is www.cvm.gov.br.

Copies of our annual reports on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our principal office at Av. Brigadeiro Faria Lima 2.277, 4º andar, 01452-000 São Paulo, state of São Paulo, Brazil, or at our website: www.aracruz.com.br. Information contained in our website is not part of this annual report.

The Company has, in compliance with New York Stock Exchange Corporate Governance Rule 303A.11, provided on its website a summary of how corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing standards, at www.aracruz.com.br.

See “Item 16G. Corporate Governance.”

I.	Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As an exporter, we consider the U.S. dollar as our functional currency. We are exposed to various market risks, particularly the variation of the U.S. dollar against the real and interest rate variation (fixed, floating and U.S. dollar-indexed).

Financial strategy meetings are held as frequently as necessary by a working group comprised of certain members of our management, certain appointees of our Board of Directors and senior employees of our financial department, or the Financial Overview Group, where macroeconomic factors and trends and their implications to the Company’s cash investments and financial decisions are discussed. During such meetings financial matters are decided in accordance with the directives set by the Board of Directors and with corporate policies.

We have guaranteed debt for certain of the BNDES loans and loans arising out of derivatives loss incurred by the Company in 2008. See “Item 5B. Liquidity and Capital Resources—Indebtedness—Export Prepayment Facility Agreement and Secured Loan” and “Item 7B. Related Party Transactions—BNDES Loan Agreements.”

Exchange Rate Sensitivity

The table below sets forth the assets and liabilities for the 2008 fiscal year in terms of currency denomination:

Description	Year Ended in December, 31
		2008
	2007	Total	Denominated in
			Real(1)	U.S. dollar
	(in US$ thousands)
ASSETS	4,628,280	5,399,415	845,056	4,554,359
Current assets	1,254,817	1,193,652	517,428	676,224
Long-term assets	247,334	447,951	327,628	120,323
Property, plant and equipment, net	2,518,700	3,009,367	—	3,009,367
Investment in affiliated company	415,394	556,410	—	556,410
Goodwill	192,035	192,035	—	192,035

LIABILITIES	4,628,280	5,399,415	1,411,051	3,988,364
Current liabilities	331,136	604,004	237,253	366,751
Long-term liabilities	1,898,629	3,846,112	1,173,798	2,672,314
Minority interest	11,397	11,662	—	11,662
Shareholders’ equity	2,387,118	937,637	—	937,637

(1)	US$ equivalent of the original denominated in reais.

The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility.

During 2008 the Company has recognized, as financial income, gains of US$98.4 million (US$57.3 million in 2007) related to derivative instruments registered on the mercantile and futures exchange of the Bovespa. These operations are marked to market on a daily basis and as of December 31, 2008 the Company had no open position on that futures and exchange market (compared to outstanding contracts amounting to US$0.6 million as of December 31, 2007).

The Company has recognized losses of US$57.5 million on swap transactions of TJLP rate or interest long-term rate (plus 2.0%) against U.S. Dollar (plus 4.54%) during 2008 (as compared to gains of US$38.3 million in 2007). As of December 31, 2008, the notional amount of these swaps, marked to market, totaled US$170 million with maturity in April 2010 and represented a liability of US$23.5 million.

The Company has recognized under its affiliated company, Portocel–Terminal Especializado de Barra do Riacho, losses of US$5.8 million on swap transaction of interest rate (100% CDI) against the U.S. Dollar (plus 5.985%) during 2008 (as compared to gains of US$6.3 million in 2007). As of December 31, 2008, the notional amount of this swap, marked to market, totaled US$45 million with semiannual verification and final maturity in December 2013 and represented a liability of US$4.8 million.

The Company has recognized losses of US$32.7 million on swap with options as of December 31, 2008. In this swap the Company receives LIBOR plus interest and pays LIBOR plus lower interest rate. Strikes are set in dollars and if the quotation is higher than strikes on the verification dates, the Company pays the difference between the quotation and the strike. The transaction has a cap (upper limit). As of December 31, 2008, the notional amount of this swap, marked to market, totaled US$300 million with monthly verification from April 2009 to September 2009 and represented a liability of US$32.7 million.

During 2008, the Company had other derivative operations that resulted in a loss of US$2.163,7. Such derivative operations included non-deliverable forward (with losses of US$19.6 million), sell target forward (with losses of US$1,825.8 million) and swap with options (with losses of US$318.3 million). The Company has already unwound all those transactions, and there were no such derivative operations outstanding in 2009.

As a result of our exposure to exchange rate fluctuation, the gain and loss on currency remeasurement in 2008 was a net gain of US$71.1 million.

The Company is engaged in the exportation of market pulp to various markets throughout the world. Management considers the Company’s functional currency to be the U.S. dollar and, as of December 31, 2008, approximately 25% of our total indebtedness was real-denominated, which consisted of loans bearing interest at variable and fixed rates. The principal amounts of such loans are also indexed to inflation. In times of high inflation, the TJLP rate is generally higher, i.e., the nominal rates include an inflation factor. In 2008, the TJLP rate was 6.25%, and in 2007 the TJLP rate ranged from 6.25% to 6.5%. In 2006, the TJLP rate ranged from 6.85 to 9% and in 2005, it was 9.75%. The interest payable by us on the real-denominated debt is equal to the TJLP rate plus 1.8% to 4.5% per annum. See “Item 5B. Liquidity and Capital Resources—Indebtedness” and “Item 7B. Related Party Transactions—BNDES Loan Agreements.”

Set forth in the table below are our currency and interest rate exposures, on financial debt outstanding for 2009 through 2017:

Denomination	Interest rate	2009	2010	2011	2012- 2017	Total
		(in US$ millions)
Local currency	TJLP	34.6	15.2	15.2	203.8	268.8
	CDI	7.4	7.5	8.0	17.5	40.4
	Fixed	57.8	79.2	79.2	474.9	691.1
	Foreign currency basket(1)	6.9	2.5	2.5	28.1	40.0
Foreign currency	Fixed	112.9	—	—	—	112.9
	LIBOR	126.8	213.0	263.0	2,157.0	2,759.8

Total per year		364.4	317.4	367.9	2,881.2	3,913.0

(1)	Basket of foreign currencies, including U.S. dollars, Japanese yen and European currencies.

Our operating activities expose us to credit, currency and interest rate risks. The responsibilities of our internal Treasury Department include the proposal of risk management strategy and its implementation, and the evaluation of the effectiveness of the Company’s overall risk management strategy. Our Treasury Department reports to our Financial and Investor Relations Officer.

The Company may use derivative and non-derivative instruments to implement risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s Treasury Department. The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s assets.

Interest Rate Sensitivity

The Company’s strategy for interest rate management is to revisit its interest rate exposure from time to time and decide whether there is a good opportunity to use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility.

During 2008 and 2007, the Company recorded, in the financial income line item of its income statement, gains of US$2.2 million and losses of US$36.4 million on interest rate derivative instruments registered with the mercantile and futures exchange of the Bovespa for 2008 and 2007, respectively. These operations are marked to market on a daily basis, and as of December 31, 2008 the Company had no outstanding positions on these markets.

The Company has recognized losses of US$57.5 million on swap transactions of TJLP rate plus 2% against U.S. Dollar plus 4.54% during 2008 (in 2007 the Company had recognized gains of US$38.3 million). As of December 31, 2008, the notional amount of these swaps, marked to market, totaled US$170 million with maturity in April 2010 and represented a liability of US$23.5 million.

Commodity Price Sensitivity

The Company is exposed to commodity price risks through the fluctuation of pulp prices. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in commodity prices, but may utilize them in the future.

Derivatives Sensitivity Analysis

The Company, under its policy for management of financial assets, permanently seeks to maximize returns in relation to risks. To accomplish this, criteria and indicators are established to monitor the adequacy of management of liquidity, market, credit and interest rate risks.

Liquidity risk

As of December 31, 2008. the Company, in order to preserve financial liquidity, aimed to maintain a minimum ratio of the sum of cash, committed credit lines, and free-cash flow in relation to the principal of the debt coming due in 12 months of 1.5, where cash should be at least equal to the amount of the principal coming due.

Market risk

The Company seeks to limit losses due to the appreciation of the real. For this purpose, it uses swaps and forward swaps (non deliverable forwards) that result in a short position in U.S. Dollars. As also part of Company’s indebtedness is in U.S. Dollars, foreign exchange swaps that may have exposure to interest rates are permitted.

Credit risk

Because derivative transactions can generate gains (amounts receivable) for the Company these potential gains may generate exposure to credit risk in relation to counterparties. To mitigate this risk, as of December 31, 2008, transactions were limited to a notional value of US$50 million with each counterparty and maximum maturities of one year with banks based in the so-called G7 countries that have a rating equal to or higher than A-. As of June 26, 2009, the Company has a new Investment Policy (see “Item 5B. Liquidity and Capital Resources—Financial Strategy—Investment Policy”).

Interest rate risk

The Company may incur losses through the fluctuations of interest rates, which might increase interest charges on debt. As of December 31, 2008, the Company sought to limit such losses through interest rate swaps.

Transactions that do not meet these requirements must be approved in advance by the Board of Directors.

Risks Associated with Each Market Strategy and Parameters Used to Manage these Risks and Results Obtained in Relation to Proposed Objectives

The Company’s strategy in relation to derivatives is limited to protection against interest rate fluctuations and appreciation of the dollar. As of December 31, 2008, the Company had three outstanding derivative transactions that fall under this strategy and which expose the Company to the following risks:

•

strong appreciation of the dollar could result in the fair value of derivative transactions increasing considerably (that is, the Company could suffer increasing losses), as shown in the table below; and

•

a strong drop in interest rates (TJLP and CDI) could also result in the fair value of derivative transactions, increasing considerably (that is, the Company could suffer increasing losses), as shown in the table below.

The Company understands that the main risk to which it is exposed in connection with derivative transactions is a significant appreciation of the U.S. dollar against the real, which is corroborated in the sensitivity table. However, since a significant portion of the Company’s sales are linked to the U.S. dollar, a possible loss on current derivative transactions (short position in U.S. dollar) would be offset naturally by gains from the Company’s sales revenues. In order to minimize risks, it is management’s practice to monitor the indicators discussed herein prior into entering into such transactions and in subsequent periodical assessments of outstanding transactions.

The sensitivity table set forth below considers possible future disbursements with assumptions not reflecting the fair value of transactions:

Transaction	Risk	Probable scenario(1)	Possible scenario(2)	Remote scenario(3)
		(in US$ thousands)
Swap with verification(4)	Appreciation of dollar	(33,470)	(47,645)	(39,704)
Dollar vs. TJLP rate swap	Appreciation of dollar	(11,194)	(47,236)	(71,264)
Dollar vs. TJLP rate swap	Drop in TJLP rate	(11,194)	(11,723)	(12,065)
Dollar vs. CDI rate swap	Appreciation of dollar	1,913	(9,033)	(16,331)
Dollar vs. CDI rate swap	Drop in CDI rate	1,913	(933)	(2,856)

(1)	Less than 25% chance of occurrence.
(2)	More than 25% chance of occurrence.
(3)	Less than 50% chance of occurrence.
(4)	Transaction with cap set at R$ 2.50/US$.

Underlying Macroeconomic Factors	Assumptions for Sensitivity Analysis
	Probable scenario	Possible scenario	Remote scenario
Dollar: exchange rate R$/US$1	2.3000	2.8750	3.4500
TJLP: annual interest rate	6.25%	4.69%	3.13%
CDI: annual interest rate	11.00%	8.25%	5.50%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure of Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934, as amended (Exchange Act) is (i) recorded, processed, summarized and reported within the specified time periods and (ii) accumulated and communicated to our management, including our Chief Executive Officer, our Financial and Investor Relations Officer and our Officer for Control and Risk Management, as appropriate to allow timely decisions regarding required disclosure as of the end of the Company’s most recent fiscal year.

Our management, with the participation of our Chief Executive Officer, our Financial and Investor Relations Officer and our Officer for Control and Risk Management evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act under Rule 13a-15(e)) at December 31, 2008. Based on that evaluation, our Chief Executive Officer, our Financial and Investor Relations Officer and our Officer for Control and Risk Management concluded that, as of that date, our disclosure controls and procedures were effective at the reasonable assurance level.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934.

The Company’s internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, under the supervision and with the participation of our Chief Executive Officer and our Officer for Control and Risk Management, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission.

Based on our assessment, we have concluded that our internal control over financial reporting was effective at December 31, 2008.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued its report on the effectiveness of the Company’s internal control over financial reporting, included herein.

/s/ Carlos Augusto Lira Aguiar	/s/ Evandro Cesar Camillo Coura
Carlos Augusto Lira Aguiar	Evandro Cesar Camillo Coura
Chief Executive Officer	Officer for Control and Risk
June 30, 2009	Management
June 30, 2009

Plan to Improve the Company’s Internal Control over Financial Reporting

In order to improve further our internal controls environment and to mitigate the risk in contracting transactions that could generate losses for the Company, such as the derivative transactions discussed in Note 10 (g) of the Consolidated Financial Statements, we have implemented improvement measures to strengthen the accuracy and effectiveness of our internal control over financial reporting. The Company’s major actions, already implemented as of December 31, 2008, are the following:

•

The former position of Chief Financial Officer was split into two new positions, which are the position of Financial and Investor Relations Officer, which is responsible for treasury and market relations and the position of Officer for Control and Risk Management, which is responsible for areas of controls and risk management. Thus, the segregation of duties between the treasury department and the risk management are that existed before only at the staff level is now performed at the management level;

•	Management hired independent financial advisors to assist in the calculation of the fair value of financial instruments, such as derivatives;

•	The Company hired independent consultants to compare its internal controls structure and internal policies with the best practices foreseen in the Committee of Sponsoring Organizations – COSO;

•

Ensuring that the supervisory function and experience levels of the personnel in the treasury area are adequate and allow sufficient time to review and address critical issues in order to further strengthen the controls environment;

•	Disseminate the culture of risk management and corporate governance among the executives and other employees in order to have all of them aware of the importance of internal controls;

•	Strengthening management’s proactive oversight function through the company’s internal financial committee by increased focus on complex and unusual financial transactions.

The measures described above have been submitted to and approved by our Chief Executive Officer, our Financial and Investor Relations Officer, our Officer for Control and Risk Management and our Board of Directors, after consultation with our Audit Committee, and we believe they will be sufficient to strengthen our internal controls environment.

Changes in Internal Control over Financial Reporting

No significant changes in our internal controls or in other factors that could significantly affect these controls after the date of the evaluation were made as a result of the evaluation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of

Aracruz Celulose S.A.

Aracruz - ES

We have audited Aracruz Celulose S.A. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and our report dated June 30, 2009 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, Brazil

June 30, 2009

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Mr. Sérgio Duarte Pinheiro, a member of its Board of Directors and of its Audit Committee, is an audit committee financial expert within the meaning of the Sarbanes-Oxley and related regulations.

ITEM 16B.	CODE OF ETHICS

Our Code of Ethics (Código de Conduta), applies to all of the Company’s employees, including our principal executive officer, principal financial officers, principal accounting officer or controller.

The English version of our Code of Ethics, last updated in December 2007, can be downloaded at our website (www.aracruz.com.br). Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code. If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended December 31, 2008, no waiver granted.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Overview

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, during the fiscal years ended December 31, 2007 and 2008:

	2007	2008
	(in US$)
Audit Fees	318,741	469,054
Audit-Related Fees	348,043	389,272
Tax Fees	22,308	18,696
All other fees	17,638	67,940
Total	706,730	944,962

Audit Fees

Audit fees consisted of the aggregate fees billed by Deloitte for 2007 and 2008 and in connection with the audits of our annual financial statements under Brazilian GAAP, which are published in Brazil, and our annual financial statements under U.S. GAAP and statutory audits of our subsidiaries.

Audit-Related Fees

Audit-related fees in 2007 and 2008 consisted of the aggregate fees billed by Deloitte in connection with additional analysis of our compliance with provisions of the Sarbanes-Oxley Act.

Tax Fees

Tax fees in 2007 and 2008 consisted of the aggregate fees billed by Deloitte in connection with revision of transfer pricing and tax payment calculations under Brazilian tax laws.

All Other Fees

All other audit fees refer to miscellaneous permitted services rendered by Deloitte in 2007 and 2008.

Audit Committee Pre-Approval Policies and Procedures

The Company’s Board of Directors has established pre-approval policies and procedures for the engagement of its Registered Public Accounting Firm in connection with audit and non-audit services.

The Board of Directors reviews the scope of the services to be provided before their commencement, in order to ensure that there are no independence issues and that the services are not prohibited services as defined by the Sarbanes-Oxley Act of 2002.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor our affiliates have engaged in purchases of the Company’s securities in the three year period ended December 31, 2008.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Compliance with NYSE standard

Under the Corporate Governance Rules of the New York Stock Exchange, currently in effect as approved by the U.S. Securities and Exchange Commission on November 4, 2003 and amended on November 3, 2004 (other than Section 303A.08 which was approved on June 30, 2003), Aracruz Celulose S.A. is required to disclose any significant ways in which Aracruz corporate governance practices differ from those required to be followed by domestic companies under NYSE listing standards. Aracruz has summarized these significant differences below.

Aracruz is permitted to follow practice in Brazil in lieu of the provisions of the Corporate Governance Rules, except that the Company was required to have a qualifying audit committee under Section 303A.06 of the Rules by July 31, 2005 (or avail itself of an appropriate exemption) and Aracruz’s Chief Executive Officer is obligated, under Section 303A.12(b), to promptly notify the NYSE in writing after any of Aracruz’s executive officers becomes aware of any material non-compliance with any applicable provisions of the Corporate Governance Rules.

Majority of Independent Directors

Under NYSE Rule 303A.01 domestic listed companies must have a majority of independent directors. Aracruz does not have a similar requirement under Brazilian practice and Aracruz does not have a majority of independent directors serving on its board of directors.

Separate Meetings of Non-Management Directors

Under NYSE Rule 303A.03, the non-management directors of each domestic listed company must meet at regularly scheduled executive sessions without management. Aracruz does not have a similar requirement under Brazilian practice, but in any event, all members of Aracruz’s board are non-executive directors. Aracruz’s independent directors do not meet separately from directors who are not independent.

Nominating/Corporate Governance Committee

NYSE Rule 303A.04, a domestic listed company must have a nominating/corporate governance committee composed entirely of independent directors. Aracruz is not required to have such a committee under Brazilian law (Board committees themselves being a very recent practice), members being recommended for Aracruz’s Board of Directors consistent with the shareholders agreement which is more fully described in Aracruz’s Annual Report on Form 20-F filed with the Securities and Exchange Commission and the New York Stock Exchange.

Compensation Committee

NYSE Rule 303A.05, a domestic listed company must have a compensation committee composed entirely of independent directors. Aracruz is not required to have such a committee under Brazilian practice. Aracruz has, however, established an ad hoc compensation committee of three directors to advise the full Board on employee and executive compensation and recruitment, incentive-compensation plans and related matters, but such committee does not have a separate charter and is not comprised of independent directors. Aracruz’s Board of Directors otherwise is directly responsible for employee and executive compensation and recruitment, incentive-compensation and related matters.

Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the Securities and Exchange Commission, domestic listed companies are required to have an audit committee consisting entirely of independent directors that otherwise complies with Rule 10A-3. In addition, the audit committee must have a written charter that addresses the matters outlined in NYSE Rule 303.A.06(c), has an internal audit function and otherwise fulfills the requirements of the NYSE and Rule 10A-3. There is no requirement for an audit committee under Brazilian law and there are features of Brazilian law that require adaptation of the independent audit committee rule to local practice, as permitted by NYSE Rule 303A.06 and Rule 10A-3. As a foreign private issuer, Aracruz is in compliance with Rule 303A.06 and Rule 10A-3. Our audit committee, which is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on June 3, 2005. It complies with all of such requirements and provides assistance to our board of directors in matters involving our accounting, internal controls, financial reporting and compliance. The audit committee will recommend the appointment of our independent auditors to our board of directors and review the compensation of, and coordinate with, our independent auditors. The audit committee also will evaluate the effectiveness of our internal financial and legal compliance controls.

Equity Compensation Plans

Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Aracruz does not have an equity-compensation plan and no assurance can be given as to whether and when such a plan will be implemented or what its principal features will be. Any such plan, if established, would require the favorable vote of holders of the common shares of the company. Holders of preferred shares, including holders of Aracruz’s ADSs, would not have the opportunity to vote on such a plan or any revisions thereto.

Corporate Governance Guidelines

Under NYSE Rule 303A.09, domestic listed companies must adopt and disclose their corporate governance guidelines. Aracruz does not have a similar requirement under Brazilian law, although the Company does establish operating principles for Aracruz’s executive management. In addition, the Company has adhered to the Level I listing standards of the Bovespa and, accordingly, has adopted a written policy of trading of securities and disclosure matters, which is available on the Bovespa website at www.bovespa.com.br. Since June 14, 2007, we have adopted a proprietary Corporate Governance Policy that is available at www.aracruz.com.br.

Code of Business Conduct and Ethics

Under NYSE Rule 303A.10, domestic listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Company has a similar requirement under Brazilian law and it has adopted a code of ethics that applies to Aracruz’s directors, officers and employees. A copy of such Code of Ethics can be accessed at www.bovespa.com.br and a copy can be obtained from Aracruz by contacting the contact information on this website.

Further information concerning Aracruz’s corporate governance practices and applicable Brazilian law is available on this website, in Aracruz’s submissions to the U.S. Securities and Exchange Commission on Form 6-K and in Aracruz’s Form 20-F Annual Report filed annually with the U.S. Securities and Exchange Commission. The Company has also voluntarily adhered to the Level I listing standards of the Sao Paulo Stock Exchange (Bovespa) on which Aracruz shares are traded, which impose heightened standards of disclosure, transparency and corporate governance on Aracruz. For more information concerning such standards, see www.bovespa.com.br or contact Aracruz.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements, together with the report of the Independent Registered Public Accountant thereon, are filed as part of this annual report and are located following the signature page hereof.

ITEM 19.	EXHIBITS

1.1	English translation of the Company’s by-laws (estatuto social), incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 1-11005) (File No. 5928007) filed on June 30, 2005.

2.1	Amended and Restated Deposit Agreement dated as of July 23, 2007, among the Company, Citibank N.A. as Depositary and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. Incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-143927), filed with the Securities and Exchange Commission.

6.1	See Note 1(s) to the Company’s audited consolidated financial statements for information explaining how earnings per share information was calculated.

8.1	See “Item 4C. Organizational Structure—Significant Subsidiaries” of this annual report for information regarding the Company’s subsidiaries.

12.1	Certification by the Chief Executive Officer required by Item 15.

12.2	Certification by the Financial and Investor Relations Officer required by Item 15.

12.3	Certification by the Officer for Control and Risk Management required by Item 15.

13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Financial and Investor Relations Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.3	Certification by the Officer for Control and Risk Management pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARACRUZ CELULOSE S.A.

By:	/s/ Carlos Augusto Lira Aguiar
Name:	Carlos Augusto Lira Aguiar
Title:	Chief Executive Officer

By:	/s/ Marcos Grodetzky
Name:	Marcos Grodetzky
Title:	Financial and Investor Relations Officer

By:	/s/ Evandro César Camillo Coura
Name:	Evandro César Camillo Coura
Title:	Officer for Control and Risk Management

Date: June 30, 2009

Aracruz Celulose S.A.

Consolidated Financial Statements for

the Years ended December 31, 2008,

2007 and 2006 and Report of

Independent Registered Public

Accounting Firm

B-F-1

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934.

The Company’s internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, under the supervision and with the participation of our Chief Executive Officer and our Officer for Control and Risk Management, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission.

Based on our assessment, we have concluded that our internal control over financial reporting was effective at December 31, 2008.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued its report on the effectiveness of the Company’s internal control over financial reporting, included herein.

/s/ Carlos Augusto Lira Aguiar	/s/ Evandro Cesar Camillo Coura
Carlos Augusto Lira Aguiar	Evandro Cesar Camillo Coura
Chief Executive Officer	Officer for Control and Risk Management
June 30, 2009	June 30, 2009

B-F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of

Aracruz Celulose S.A.

Aracruz - ES

We have audited Aracruz Celulose S.A. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and our report dated June 30, 2009 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes
Rio de Janeiro, Brazil
June 30, 2009

B-F-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of

Aracruz Celulose S.A.

Aracruz - ES

We have audited the accompanying consolidated balance sheets of Aracruz Celulose S.A. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes
Rio de Janeiro, Brazil
June 30, 2009

B-F-4

Aracruz Celulose S.A.

Consolidated Balance Sheets

Expressed in thousands of United States dollars

(Except number of shares)

	December 31,
	2007	2008
Assets

Current assets
Cash and cash equivalents	53,321	60,033
Short-term investments	439,940	368,862
Derivative instruments	3,417
Accounts receivable, net	361,603	288,611
Inventories	225,023	310,383
Deferred income tax	12,280	16,425
Recoverable taxes	140,390	134,268
Prepaid expenses and other current assets	18,843	15,070

Total current assets	1,254,817	1,193,652

Property, plant and equipment, net	2,518,700	3,009,367

Investment in affiliated company	415,394	556,410

Goodwill	192,035	192,035

Derivative instruments	29,699
Advances to suppliers	100,922	119,158
Accounts receivable	24,671	15,973
Deposits for tax assessments	22,520	18,866
Deferred income tax, net		270,970
Recoverable taxes	64,899	19,117
Other	4,623	3,867

Total other assets	247,334	447,951

Total assets	4,628,280	5,399,415

B-F-5

Aracruz Celulose S.A.

Consolidated Balance Sheets

Expressed in thousands of United States dollars

(Except number of shares) (Continued)

	December 31,
	2007	2008
Liabilities and stockholders’ equity

Current liabilities
Suppliers	119,950	149,679
Payroll and related charges	33,310	20,640
Income and other taxes	31,237	47,647
Short-term borrowings	5,646	115,579
Current portion of long-term debt
Related party	76,082	39,405
Other	5,897	153,230
Accrued finance charges	12,560	38,138
Derivative instruments		37,515
Accrued dividends - interest payable on stockholders’ equity	45,495	950
Other accruals	959	1,221

Total current liabilities	331,136	604,004

Long-term liabilities
Long-term debt
Related party	350,274	267,361
Other	962,077	3,299,334
Derivative instruments		23,467
Litigation contingencies	130,999	105,357
Liabilities associated with unrecognized tax benefits	92,449	60,135
Interest and penalties on liabilities associated with unrecognized tax benefits	69,046	41,607
Deferred income tax, net	248,879
Other	44,905	48,851

Total long-term liabilities	1,898,629	3,846,112

Commitments and contingencies (Note 13)

Minority interest	11,397	11,662
Stockholders’ equity
Share capital - no-par-value shares authorized issued and outstanding
Preferred stock
Class A - 2007 – 27,958,116 shares 2008 – 27,956,802 shares	41,305	41,303
Class B - 2007 - 549,205,305 shares; 2008 - 549,206,919 shares;	853,439	853,441

Common stock - 2007 and 2008 - 455,390,699 shares	518,385	518,385
Treasury stock
Class B preferred stock – 2007 and 2008 - 1,483,200 shares; Common stock – 2007 and 2008 - 483,114 shares	(2,639)	(2,639)

Total share capital	1,410,490	1,410,490

Appropriated retained earnings	1,434,228
Unappropriated retained deficit	(457,600)	(472,853)

Total stockholders’ equity	2,387,118	937,637

Total liabilities and stockholders’ equity	4,628,280	5,399,415

B-F-6

Aracruz Celulose S.A.

Consolidated Statements of Operations

Expressed in thousands of United States dollars

(Except number of shares and per-share amounts)

	Year ended December 31,
	2006	2007	2008
Operating revenues
Domestic	77,431	137,086	152,285
Export	1,845,026	2,007,017	1,999,605

Gross operating revenues	1,922,457	2,144,103	2,151,890
Sales taxes and other deductions	(241,624)	(260,328)	(240,587)

Net operating revenues	1,680,833	1,883,775	1,911,303

Operating costs and expenses
Cost of sales	1,037,896	1,190,957	1,337,797
Selling	74,005	78,832	88,329
Administrative	57,020	58,708	64,738
Other, net	12,514	(38,624)	77,973

Total operating costs and expenses	1,181,435	1,289,873	1,568,837

Operating income	499,398	593,902	342,466

Non-operating (income) expenses, net
Financial income	(92,867)	(72,400)	(65,380)
Financial expenses	149,719	100,864	112,690
Results of derivative transactions, net	(88,866)	(95,637)	2,159,255
Gain on currency remeasurement, net	(7,641)	(908)	(71,146)
Other, net	(7)	(61)

Total non-operating (income) expenses, net	(39,662)	(68,142)	2,135,419

Income before income taxes, minority interest and equity in results of affiliated companies	539,060	662,044	(1,792,953)

Income tax expense
Current	30,754	41,343	34,305
Deferred	38,740	155,969	(524,063)

Total income tax expense (credit)	69,494	197,312	(489,758)

Minority interest	(544)	(10,522)	735
Equity in results of affiliated companies	(13,705)	(32,141)	63,766

Net income (loss)	455,317	422,069	(1,238,694)

B-F-7

Aracruz Celulose S.A.

Consolidated Statements of Operations

Expressed in thousands of United States dollars

(Except number of shares and per-share amounts) (Continued)

	Year ended December 31,
	2006	2007	2008
Basic and diluted earnings (loss) per share
Class A preferred stock	0.46	0.43	0.09
Class B preferred stock	0.46	0.43	0.09
Common stock	0.42	0.39	(2.84)

Weighted-average number of shares outstanding (thousands) - basic and diluted
Class A preferred stock	38,015	36,933	27,957
Class B preferred stock	537,665	538,747	547,723
Common stock	454,908	454,908	454,908

The accompanying notes are an integral part of these consolidated financial statements.

B-F-8

Aracruz Celulose S.A.

Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars

	Year ended December 31,
	2006	2007	2008
Cash flows from operating activities
Net income (loss)	455,317	422,069	(1,238,694)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	217,842	217,641	237,008
Equity in results of affiliated companies	13,705	32,141	(63,766)
Derivative instruments		(33,116)	2,190,172
Deferred income tax	38,740	155,969	(524,063)
Gain on currency remeasurement, net	(7,641)	(908)	(71,146)
Loss (gain) on sale of equipment	(46)	1,967	(927)
Decrease (increase) in assets
Accounts receivable, net	(47,366)	(110,469)	52,163
Inventories, net	(28,831)	(22,319)	(82,445)
Interest receivable on short-term investments	(6,281)	(3,545)	(54,237)
Recoverable taxes	(22,093)	(59,549)	12,547
Other	(1,902)	72	2,409
Increase (decrease) in liabilities
Suppliers	(614)	13,237	47,218
Payroll and related charges	4,606	5,941	(8,364)
Income and other tax assessments and litigation contingencies	5,725	16,194	5,990
Accrued finance charges	10,697	(5,632)	26,282
Other	3,010	12,011	(2,832)

Net cash provided by operating activities	634,868	641,704	527,315

Cash flows from investing activities
Short-term investments:
Applications	(175,913)	(108,398)	(156,611)
Redemptions	223,331	298,304	160,156
Proceeds from sale of equipment	565	531	7,685
Investments in affiliate	(24,500)	(122,800)	(77,250)
Acquisition of company (net of cash acquired)			(45,992)
Additions to property, plant and equipment	(301,009)	(589,677)	(691,365)

Net cash used in investing activities	(277,526)	(522,040)	(803,377)

The accompanying notes are an integral part of these consolidated financial statements.

B-F-9

Aracruz Celulose S.A.

Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars (Continued)

	Year ended December 31,
	2006	2007	2008
Cash flows from financing activities
Short-term debt, net	(73,649)	12,264	93,505
Long-term debt
Issuances
Related parties	72,776	138,151	37,053
Third parties	809,000	285,000	480,000
Repayments
Related parties	(63,693)	(71,276)	(75,296)
Third parties	(834,042)	(251,854)
Treasury stock acquired
Dividends and interest on stockholders’ equity paid	(251,758)	(232,740)	(258,510)

Net cash from (used in) financing activities	(341,366)	(120,455)	276,752

Effect of changes in exchange rates on cash and cash equivalents	(1,676)	5,698	6,022

Increase (decrease) in cash and cash equivalents	14,300	4,907	6,712

Cash and cash equivalents, beginning of year	34,114	48,414	53,321

Cash and cash equivalents, end of year	48,414	53,321	60,033

Supplementary cash flow information
Interest paid	76,030	91,304	76,341

Income taxes paid	41,450	51,500	52,121

Non-cash transaction:
Capital increase with balances from investment reserves		501,368

Unpaid accrued dividends and interest on stockholders’ equity	36,545	45,495	950

The accompanying notes are an integral part of these consolidated financial statements.

B-F-10

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders’ Equity

Expressed in thousands of United States dollars

(except number of shares and per-share amounts)

	Year ended December 31,
	2006		2007		2008
	Shares	US$	Shares	US$	Shares	US$
Share Capital
Common stock
Balance, January 1	455,390,699	297,265	455,390,699	297,265	455,390,699	518,385
Capital increase				221,120

Balance, December 31	455,390,699	297,265	455,390,699	518,385	455,390,699	518,385

Preferred stock – Class A
Balance, January 1	38,022,178	31,105	37,962,555	31,056	27,958,116	41,305
Capital increase				18,433
Conversion to Class B stock	(59,623)	(49)	(10,004,439)	(8,184)	(1,314)	(2)

Balance, December 31	37,962,555	31,056	27,958,116	41,305	27,956,802	41,303

Preferred stock – Class B
Balance, January 1	539,141,243	583,391	539,200,866	583,440	549,205,305	853,439
Capital increase				261,815
Conversion from Class A stock	59,623	49	10,004,439	8,184	1,314	2

Balance, December 31	539,200,866	583,440	549,205,305	853,439	549,206,619	853,441

Treasury stock
Balance, January 1 – Preferred and common stock	(1,966,314)	(2,639)	(1,966,314)	(2,639)	(1,966,314)	(2,639)

Balance, December 31	(1,966,314)	(2,639)	(1,966,314)	(2,639)	(1,966,314)	(2,639)

Total share capital	1,030,587,806	909,122	1,030,587,806	1,410,490	1,030,587,806	1,410,490

B-F-11

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders’ Equity

Expressed in thousands of United States dollars

(except number of shares and per-share amounts) (Continued)

	Year ended December 31,
	2006		2007		2008
	Shares	US$	Shares	US$	Shares	US$
Balance brought forward - total share capital	1,030,587,806	909,122	1,030,587,806	1,410,490	1,030,587,806	1,410,490

Appropriated Retained Earnings

Fiscal-incentive reserve
Balance, January 1		69,300		75,870		91,576
Transfer from (to) unappropriated retained earnings		6,570		15,706		(91,576)

Balance, December 31		75,870		91,576

Investments reserve
Balance, January 1		823,434		1,184,905		1,122,765
Transfer to share capital - capital				(501,368)
Dividends cancelled				1,126
Transfer from (to) unappropriated retained earnings		361,471		438,102		(1,122,765)

Balance, December 31		1,184,905		1,122,765

Legal reserve
Balance, January 1		120,065		158,304		219,887
Transfer from (to) unappropriated retained earnings		38,239		61,583		(219,887)

Balance, December 31		158,304		219,887

Total appropriated retained earnings		1,419,079		1,434,228

Balance carried forward	1,030,587,806	2,328,201	1,030,587,806	2,844,718	1,030,587,806	1,410,490

B-F-12

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders’ equity

Expressed in thousands of United States dollars

(except number of shares and per-share amounts) (Continued)

	Year ended December 31,
	2006		2007		2008
	Shares	US$	Shares	US$	Shares	US$
Balance brought forward	1,030,587,806	2,328,201	1,030,587,806	2,844,718	1,030,587,806	1,410,490

Unappropriated retained earnings (accumulated deficit)
Balance, January 1		42,502		(125,778)		(457,600)
Net income (loss)		455,317		422,069		(1,238,694)
Cash dividends (per share: 2006 - US$ 0.07 to Class A preferred stock and US$ 0.06 to both Class B preferred and common stock; 2007 - US$ 0.08 to both Class A preferred and Class B preferred stock and US$ 0.08 to common stock; 2008 - US$ 0.12 to both Class A preferred and Class B preferred stock and US$ 0.11 to common stock)		(70,969)		(82,307)		(117,247)
Interest on Stockholders’ Equity (per share: 2006 - US$ 0.15 to both Class A and B preferred stock and US$ 0.13 to common stock; 2007 - US$ 0.16 to both Class A and B preferred stock and US$ 0.14 to common stock; 2008 - US$ 0.09 to both Class A and B preferred stock and US$ 0.08 to common stock)		(146,348)		(156,193)		(93,540)
Transfer from (to) reserves		(406,280)		(515,391)		1,434,228

Balance, December 31		(125,778)		(457,600)		(472,853)

Total stockholders’ equity	1,030,587,806	2,202,423	1,030,587,806	2,387,118	1,030,587,806	937,637

Comprehensive income is comprised as follows:
Net income (loss)		455,317		422,069		(1,238,694)

Total comprehensive income (loss)		455,317		422,069		(1,238,694)

The accompanying notes are an integral part of these consolidated financial statements.

B-F-13

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

1.	Operations and summary of significant accounting policies

1.1.	Operations

Aracruz Celulose S.A. and its subsidiaries (the “Company”) produces eucalyptus pulp, which is a high-quality variety of hardwood pulp used by paper manufacturers to produce a wide range of products, including premium tissue, printing and writing papers, liquid packaging board and specialty papers. Eucalyptus pulp’s distinguishing characteristics are its softness, opacity, porosity, and suitability for printing. “Market pulp” is the pulp sold to producers of paper products, as opposed to pulp produced by an integrated paper producer, for use in paper production facilities.

1.2.	Summary of significant accounting policies

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements. The Company’s consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations; actual results may vary from estimates.

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with Brazilian corporate legislation.

The Company has reported its financial statements in U.S. Dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. Dollars rather than in the currency of the country in which they are incorporated. The U.S. Dollar is used as the Company’s functional currency as this has been, and remains, in the opinion of the Company’s Board of Directors and Management, the currency in which it principally operates as well as being the Company’s primary unit of economic measure. The U.S. Dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52, “Foreign Currency Translation” (“SFAS 52”). Remeasurement gains and losses are recognized in the income statement and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate rather than at the end of period exchange rate.

B-F-14

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

The impact of the exchange variation of the Brazilian Real in relation to the U.S. Dollar on the Company’s monetary assets and liabilities denominated in Brazilian Reais in 2008 was a net gain of US$ 71 million (US$ 1 million in 2007 and US$ 8 million in 2006). The exchange rates at December 31, 2008, 2007 and 2006 were, respectively: US$ 1: R$ 2.3370, R$ 1.7713 and R$ 2.1380.

Stockholders’ equity included in the consolidated financial statements presented herein differs from that included in the Company’s statutory accounting records as a result of the variations in the U.S. Dollar exchange rate, the indexation mandated over the years up to December 31, 1995 for statutory financial statements and adjustments made to reflect the requirements of US GAAP (note 11).

(b)	Basis of consolidation

The financial statements of all majority-owned subsidiaries, and of the Company’s exclusive Private Investment Funds (Note 5), have been consolidated, and all significant intercompany accounts and transactions have been eliminated. Accordingly, the following entities, which are all 100% owned unless stated otherwise, were consolidated: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel – Terminal Especializado de Barra do Riacho S.A. (51% owned), Mucuri Agroflorestal S.A., Riocell Limited, Ara Pulp – Com. de Importação e Exportação, Unipessoal Ltda. and Aracruz Trading International Commercial and Servicing Limited Liability Company (“Aracruz Trading International Ltd.”), the Private Investments Funds Pulp and Lyptus, Arcel Finance Limited (dissolved in November 27, 2007) and Aracruz Riograndense Ltda (purchased in July 1, 2008).

(c)	Cash and cash equivalents

Cash and cash equivalents represent cash, bank accounts and short-term financial investments with a ready market and with original maturities, when purchased, of 90 days or less, and are stated at cost plus accrued interest, which approximates market value due to the short-term nature of the investments.

(d)	Concentration of risk

Financial instruments which potentially subject the Company to concentrations of credit and performance risk are cash and cash equivalents, short-term investments and trade accounts receivable. The Company limits its credit and performance risk associated with cash and cash equivalents and short-term investments by placing its investments with highly-rated financial institutions. An allowance for doubtful accounts is established to the extent the Company’s trade receivables are estimated not to be fully collectible.

The Company’s pulp sales are made substantially to the paper industry; consequently, the Company’s performance is dependent upon that industry’s worldwide demand for pulp and the related supply, as well as fluctuations in the market price for pulp which can be significant.

B-F-15

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(e)	Inventories

Inventories are stated at the lower of the average cost of purchase or production, and replacement or market values. Cost is determined principally on the average-cost method. Cost is adjusted for slow-moving or obsolete inventories when considered appropriate.

(f)	Investments in affiliated and jointly-controlled companies and other investments

The Company uses the equity method of accounting for its long-term investment (Veracel Celulose S.A.) in which it owns 50% of the investee’s voting stock and has the ability to exercise significant influence over operating and financial policies of the investee, and for its long-term investment in Aracruz Produtos de Madeira S.A. (“APM”) in which it owns 33.3% of the investee’s voting stock and also has the ability to exercise significant influence over operating and financial policies. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends.

The Company accounts for its investment securities having a quoted market price (other than those accounted for under the equity method) in accordance with Statement of Finance Accounting Standards (“SFAS”) N° 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).

(g)	Impairment testing of goodwill

The Company evaluates the carrying value of goodwill annually and more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first compares the fair value of each reporting unit to its carrying value, including goodwill. Then, should this not be the case, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flow approach. If the carrying amount of the reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the year resulted in no impairment losses at the first step of the assessment, there being no need to compare the implied fair value of goodwill to its carrying amount. As of December 31, 2008, US$ 177,020 of the goodwill registered in the Company’s financial statements refers to the acquisition of Riocell S.A (now denominated Guaíba Unit).

B-F-16

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(h)	Property, plant and equipment

Timber resources are stated at cost, less accumulated depletion. Forest development and maintenance cost, including costs related to site preparation, planting, fertilization, herbicide application and thinning, together with related taxes, are capitalized as timber resources. Depletion is determined on a stand by stand basis, excluding from the amount to be depleted the portion of development costs that benefit future harvests; such costs remain capitalized and are included in the future depletion cost of those harvests.

Other property, plant and equipment are recorded at cost, including interest capitalized during the construction period of major new facilities. Interest on non U.S. Dollar borrowings are capitalized at the U.S. Dollar equivalents of the interest charges as accrued monthly.

Depreciation is computed on the straight-line basis at rates, which take into consideration the useful lives of the assets, principally an average of 25 years for buildings, 10 years for improvements and installations, and 4 to 25 years for machinery and equipment and other assets.

The costs of logging roads and related facilities included in property, plant and equipment, under the heading “Buildings, improvements and installations” are depreciated over their useful lives.

Plant maintenance expenses, including those related to programmed maintenance of the Company’s facilities, are charged to the cost of production as incurred.

(i)	Environmental costs

Expenditures relating to ongoing programs for compliance with environmental regulations are generally expensed but may be capitalized under certain circumstances. Capitalization is considered appropriate when the expenditures relate to the acquisition and installation of pollution control equipment. These ongoing programs are designed to minimize the environmental impact of the Company’s pulp-producing activities.

(j)	Research and development

Expenditures for research and development were US$ 9.9 million, US$ 10.0 million and US$ 8.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. All such costs are expensed as incurred.

B-F-17

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(k)	Recoverability of long-lived assets

Management reviews long-lived assets to be held and used in the Company’s business activities, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate in accordance with Statement of Financial Accounting Standards Nº 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS 144, the carrying value of long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. Fair value is determined primarily by using a discounted cash flow analysis. As a consequence of the changes in the exchange rates of the U.S. Dollar against Brazilian Reais, we have performed the anticipated undiscounted cash flow tests and we have concluded that the carrying amount of our assets is still recoverable.

(l)	Advances to suppliers

Advances to suppliers represent amounts advanced (either in cash, seeds, technical assistance or other assets that will be used to grow eucalyptus plants) to small private producers in the states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, as part of a program called “Programa Produtor Florestal”. In exchange, the Company receives wood produced by these small private producers until the amounts advanced are covered and has the right to acquire the producers remaining timber production. The allocation between current and non-current assets is calculated based on the estimated timing of future harvests.

(m)	Employee retirement and post-employment benefits

The cost of the employee retirement benefits for defined contributions is accrued currently. There are no other employee postretirement and post-employment benefits as defined by SFAS 106, “Employers’ Accounting for Postretirement Benefits other than Pensions”, by SFAS 112, “Employers’ Accounting for Post-employment Benefits” and by SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”.

(n)	Compensated absences

The liability for employees’ future vacation compensation is accrued as vacation rights vest.

B-F-18

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(o)	Revenues and expenses

Revenues arise from annual and long-term sales contracts and from spot sales and are recognized on an accrual basis when the products have been delivered or shipped to the customer and the risk of ownership has passed to the customer. The Company’s selling prices are fixed or determinable and collectability is reasonably assured. Expenses and costs are accrued as incurred.

The Company reflects rebates, discounts and value-added taxes as a reduction of gross operating revenues.

(p)	Shipping and handling fees

Amounts billed to customers in a sale transaction related to shipping and handling are classified as revenue. The related costs incurred for shipping and handling are classified as costs of sale.

(q)	Accounting for derivatives and hedging activities

The Company accounts for derivative financial instruments pursuant to SFAS N° 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically in income as the Company accounts for all derivative financial instruments as non-hedge transactions. Gain and losses are classified as financial income and expense in the statements of operations.

(r)	Income taxes

The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis and financial reporting basis of assets and liabilities, as well as on tax losses carryforward. A valuation allowance is provided to reduce deferred income tax assets when management considers that realization is not more likely than not.

The Company adopts the provisions of FASB Interpretation N° 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, and records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more likely than not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more likely than not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has

B-F-19

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

expired. The recognition, derecognition and measurement of tax positions are based on management’s best judgment given the facts, circumstances and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company’s tax returns and the related amounts recognized and measured in the financial statements result in unrecognized tax credits or liabilities. These latter are recognized in the balance sheet as a either a deferred income tax asset or as an income tax, as applicable. The liability for unrecognized tax benefits expected to be realized within one year is classified as current in the balance sheet.

Interest and penalties are accrued with respect to unrecognized tax benefits in accordance with the legislation of the respective taxing jurisdictions.

(s)	Basic and diluted earnings per share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of all classes of shares outstanding during the year, net of treasury stock, after taking into consideration the dividend preferences applicable to the Company’s Class A and Class B preferred stocks, assuming that all earnings for the year are fully distributed. In case of loss, the common stock absorbs all the loss incurred in the period. There were no dilutive securities outstanding in 2006, 2007 and 2008 (see Note 11).

(t)	Segment information

SFAS N° 131, “Disclosures about Segments of Enterprise and Related Information” (“SFAS 131”), requires that a business enterprise supplementary disclose certain financial information among its various and distinct operating activities. Such information is to be presented from the point of view of how operating and financial decisions are made for each business sector. The Company has determined that it has only one principal product category (pulp), and therefore only one operating segment. See presentation of exports by geographic information in note 16.

(u)	Guarantees

The Company has disclosed its guarantees to third parties in accordance with FASB Interpretation N° 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), in Note 13 (v). FIN 45 requires a guarantor to make certain disclosures in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.

B-F-20

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(v)	Share-Based Employee Compensation

The Company accounts for share-based employee compensation in accordance with SFAS N° 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires all share-based payments to employees, including share-based cash settlements for variable remuneration, to be recognized in the financial statements as compensation cost over the service period based on their fair value on the date of grant. Compensation cost is recognized over the service period on a straight-line basis for the fair value of awards that actually vest.

2.	Recently issued accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS N° 157, “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of such pronouncement did not generate any impact on the Company’s financial position, as it merely expanded fair value disclosure and established a framework for measuring fair value, without requiring additional fair value measurements.

In February 2007, the FASB issued SFAS N° 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), including an amendment of SFAS N° 115. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. The adoption of such pronouncement did not generate a material impact on the Company’s financial position, as the Company has not elected the fair value option for any of its financial assets or liabilities at January 1, 2008.

In December 2007, the FASB issued SFAS N° 141 (revised 2007), “Business Combination”, which replaces FASB Statement N° 141, “Business Combinations”. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Statement 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement’s scope is broader than that of Statement 141, which applied only to business combinations in which control was obtained by transferring consideration.

B-F-21

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

The result of applying Statement 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representatively faithful, and comparable information than will result from applying this Statement. In addition, this Statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS N° 160, “Noncontrolling Interests in Consolidated Financial Statements”. The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the FASB issued SFAS N° 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB N° 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

In March 2008, the FASB issued SFAS N° 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impact of this pronouncement in its financial statements.

In May 2008, the FASB issued SFAS N° 162, “The Hierarchy of Generally Accepted Accounting Principles”, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This Statement shall be effective 60 (sixty) days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.

B-F-22

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

In May 2008, the FASB issued SFAS Nº 163, “Accounting for Financial Guarantee Insurance Contracts”. This Statement interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of this Statement. This Statement shall be effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after insurance of this Statement. Except for those disclosures, earlier application is not permitted.

3.	Taxes

3.1.	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The deferred tax balances at each period end are computed at the rates to be in force in the subsequent years and the current tax balances at each period end include taxes to be paid currently. The statutory enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented a composite statutory rate of 34%, for 2006, 2007 and 2008.

B-F-23

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Year ended December 31,
	2006	2007	2008
Income (loss) before income taxes, minority interest and equity in results of affiliated companies	539,060	662,044	(1,792,953)

Federal income tax and social contribution at statutory rates	183,280	225,095	(609,604)
Adjustments to derive effective tax rate:
Effects of differences in remeasurement from reais to U.S. Dollars, using historical exchange rates and indexing for tax purposes:	35,295	80,546	(147,614)
Results in subsidiaries with different tax rates	(101,644)	(36,030)	121,251
Fiscal incentive - Technological innovation		(4,714)	(1,875)
Interest on stockholders’ equity	(50,570)	(57,374)	(22,550)
Results of Derivatives			210,852
Other	3,133	(10,211)	(40,218)

Income Tax expense (credit) reported in the Consolidated Statements of Operations	69,494	197,312	(489,758)

3.2.	Fiscal incentives – ADENE

As a result of the Barra do Riacho operations being located within the geographic area of ADENE (“ADENE”) and since Decree N° 4213, of April 16, 2002, which recognizes the pulp and paper sector as a priority in the development of the region, Aracruz requested and was granted by the Federal Revenue Service in December 2002 the right to benefit from reductions in corporate income tax.

On January 9, 2004, the Company was notified by the Liquidator of the former Superintendência de Desenvolvimento do Nordeste (“SUDENE”) of its decision to revoke the fiscal benefits previously granted to the Company based on an opinion of the Legal Counsel to the National Integration Ministry on the definition of the geographical area eligible for the recognition of such benefits.

B-F-24

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

During 2004 and 2005, ADENE issued several acts with the objective of annulling the tax benefits used by the Company. Such acts were always challenged by the Company and no final decision on the merits was issued at this point. Nevertheless, in December 2005 the Company was notified by the Federal Revenue Service (Serviço da Receita Federal) (“SRF”) to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$ 97 million.

The Company presented its defense in January 2006 but its arguments were not accepted by the Federal Revenue Service. The Company appealed to the Federal Taxpayers Council and in September 2008 its arguments were partially accepted, the Federal Taxpayer Council recognized the Company’s right to use the tax incentive up to 2003 but not for 2004. As a result, the amount of US$ 25 million remains under administrative discussion. The company is currently awaiting the decision to be published in order to appeal against the remaining amount of the Tax assessment.

The Company’s management, based on the advice of external legal counsel, believes that the cancellation of the tax incentive is mistaken and shall not prevail, both with respect to the amounts already recorded and with respect to the remaining period. The tax incentive was recognized for the periods up to and including 2004 (cumulative total of US$ 66.8 million through December 31, 2004), it is management’s understanding, based on advice of external legal counsel, that the tax assessment shall be overruled, since the tax incentive was recorded pursuant to strict legal requirements and acts of the Federal Revenue Service and ADENE. The Company’s management also believes, based on external legal counsel’s opinion, that the cancellation of the tax incentive regarding future years (up to 2012 for Fiberlines A and B and 2013 for Fiberline C) is illegal due to the fact that the incentive was granted upon compliance of predetermined conditions (implementation, expansion and modernization of industrial plants). Therefore, the Company has the vested right to use the tax incentive until the date set forth in the law and in the acts issued by ADENE.

Notwithstanding its confidence its right legal position, the Company, considering the facts occurred during the years 2004 and 2005, which indicate ADENE’s and SRF’s intention to cancel the tax incentive, decided to be conservative and ceased to recognize the incentive in the calculation of income tax payable effective 2005 and for subsequent years until a final Court decision has been granted.

Based on the opinion of its legal advisors, Company’s management believes that the ultimate resolution of this matter may be in the Company’s favor, both with respect to the tax incentive related to 2004 and with respect to those to be recorded from 2005 on. Regarding the tax incentive recorded up to 2003, Company’s management believes that a final decision will probably be in favor of the Company. Thus, no provisions for loss were booked for the amounts of the benefits already recognized.

B-F-25

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

The major components of the deferred tax accounts in the consolidated balance sheets are as follows:

	December 31,
	2007	2008
Deferred Tax Asset - Current Assets
Unrealized profits on intercompany Inventory transactions	12,280	16,425

Net Deferred Tax (Asset) Liability – Long-Term
Taxation of foreign exchange variation payable on cash basis	189,224	(58,686)
Difference in basis of accounting for property, plant and equipment	59,171	23,372
Tax loss carryfowards from operations	(13,918)	(210,952)
Deductible temporary differences – other Provisions	14,402	(24,704)

Net Deferred Tax (Asset) Liability – Long-Term	248,879	(270.970)

Although the realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

3.3.	Liabilities associated with unrecognized tax benefits

At December 31, 2008, the Company’s recorded liability for unrecognized tax benefits was US$ 60,135 (2007: US$ 92,449), reflecting increases resulting from current year tax positions and the effects of currency remeasurement and settlements. These unrecognized tax benefits primarily refer to tax positions taken by the Company related to the deductibility of social contribution taxes in the determination of federal income taxes on profits generated by export sales and related to the timing of utilization of historical tax loss carryforwards used to offset income tax and social contribution payable. Included in the balance at December 31, 2008 are approximately US$ 28 million of tax positions for which there is uncertainty as to the timing of such benefits. As a result of deferred tax accounting, the disallowance of a shorter benefit period would not affect the annual effective tax rate but could accelerate the payment of cash to the taxing authority to an earlier period.

The Company or its subsidiaries file income tax returns in Brazil and in non-Brazilian federal and state jurisdictions. Generally, the tax years 2003 through 2008 remain open and subject to examination by the relevant tax authorities.

B-F-26

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2008	92,449

Additions based on tax positions related to the current year	868
Settlements	(13,404)
Effects of translation from Brazilian R$ into U.S. Dollars	(19,778)

Balance at December 31, 2008	60,135

The Company recognizes interest and penalties accrued on unrecognized tax benefits as a component of interest expense and other non-operating expenses, respectively. The Company has recorded US$ 41,607 of accrued interest and penalties associated with unrecognized tax benefits at December 31, 2008, recorded as a component of long-term liabilities. As a consequence of adopting FIN 48 and consistent with the Company’s classification of interest and penalties, the corresponding interest and penalties of US$ 69,046 accrued at December 31, 2007 with respect to the previously recorded liabilities associated with unrecognized tax benefits have also been reclassified from the litigations, contingencies and commitments line to the line of interest and penalties on liabilities associated with unrecognized tax benefits, in the long-term liabilities. The Company recognized approximately US$ 10,016 in accrued interest for the year ended December 31, 2008, respectively US$ 10,192 for the year ended December 31, 2007, respectively.

(i)	Social Contribution on profits generated by export sales

On September 10, 2003, the Company obtained a court order giving it the right not to pay Social Contribution on profits generated by export sales as from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 60.1 million as of December 31, 2008 (US$ 79.0 million to December 2007).

(ii)	Income Tax - Deductibility of Social Contribution on the net profit

On June 29, 2005, the Company received a tax assessment notice questioning the deductibility of social contribution from taxable income for 2000 and 2001. At that time, an existing provision was increased by US$ 1.5 million, to US$ 16.2 million.

In July 2005, the Company reviewed the basis of calculation of the income tax for the periods covered in the assessment and decided to pay US$ 10.1 million, part of the requested amount. The Company challenged the balance of the tax assessment via an administrative appeal and therefore the ability of the authorities to collect the tax debt is currently suspended. The Company has also initiated a judicial proceeding with the purpose of assuring its right to deduct the social contribution when calculating taxable income.

B-F-27

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(iii)	Income tax and social contribution - offsetting of tax losses

On June 29, 2005, the Company received a tax assessment notice questioning the offsetting of tax losses against taxable income of 2000 and 2001. The Company also received a tax assessment notice relating to 2000, regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program. The Company presented its defense but its arguments were not accepted by the Federal Revenue Service. The Company appealed to the Federal Taxpayers Council which, by unanimous vote, decided in June 2008 that the referred notices should be cancelled by the tax authorities.

The existing accrual for the period in which the Company took advantage of the BEFIEX tax benefit program was totally reversed in June 2008, positively impacting the company’s results in the amount of US$ 28 million. This impact was recorded in the financial expenses (interest) and other net operating expresses fines

3.4.	Recoverable taxes

	December 31,
	2007	2008
Recoverable taxes
Prepaid income tax and social contribution	91,829	91,751
Withholding income tax on financial investments	20,792	14,332
Value-Added Tax Credit - ICMS (*)	154,854	145,029
Valuation allowance on Value-Added Tax Credit	(109,993)	(141,478)
PIS and COFINS contribution on acquisition of goods	46,721	42,929
Other	1,086	822

Total recoverable taxes	205,289	153,385

Current	140,390	134.268
Long-term	64,899	19,117

Total	205,289	153,385

(*)

Since the promulgation of the Federal Law n° 87 on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempt from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the state of Espírito Santo, and has been able to recover part of these credits by selling them to third parties, pursuant to the provisions of current legislation. Considering the history of such transactions during the year 2007, when the Company sold approximately US$ 50 million (R$ 95 million) in ICMS tax credits and the prospects of successfully closing other sales transactions, the Company believed it would be able to recover

B-F-28

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

part of the ICMS credits recorded in its books against the state of Espírito Santo. Therefore, on December 31, 2007 it decided to reverse approximately US$ 38,000 of the provision accrued. However, considering that the Company’s expectations were not confirmed, in September 2008 the amount of approximately US$ 35,000 of the provision was restored.

4.	Cash and cash equivalents

	December 31,
	2007	2008
Brazilian reais	34,647	1,210
United States Dollars	17,995	57,636
European currencies	679	1,187

	53,321	60,033

Cash equivalents denominated in Brazilian Reais and in United States Dollars represent principally investments in certificates of deposit placed with major financial institutions and with original maturities of 90 days or less.

5.	Short-term investments

Short-term investments represent principally investments included in two Brazilian Private Investment Funds, Pulp and Lyptus, which are entirely owned by the Company. The investments are represented principally by certificates of deposits and debt securities issued by the Brazilian government with final maturities ranging from February 2009 to September 2014. Those debt securities are classified as available for sale. The securities included in the portfolio of the Private Investment Funds mainly have daily liquidity with interest recognized in the Company’s results of operations. The interest is linked to the daily interbank rate.

These Private Investment Funds do not have significant financial obligations. Any financial obligations are limited to service fees to the asset management company employed to execute investment transactions, audit fees and other similar expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the Company.

B-F-29

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

6.	Accounts receivable, net

	December 31,
	2007	2008
Customers - pulp sales
Domestic	18,161	9,046
Export	319,220	256,735
Advances to suppliers	2,919	1,170
Other	25,621	26,535

	365,921	293,486
Allowance for doubtful accounts	(4,318)	(4,875)

Total, net	361,603	288,611

Changes in allowance for doubtful accounts are as follows:

	2007	2008
Balance as of January 1	(4,634)	(4,318)
Provision for doubtful accounts	(117)	(786)
Write-offs	433	229

Balance as of December 31	(4,318)	(4,875)

At December 31, 2008, there were two customers, one of whom accounted for 39% and the other 20% of total customer receivables (December 31, 2007; 31% and 13%, respectively). No other customer accounted for more than 10% of total customer receivables.

Long-Term receivables represent the balance of consideration receivable on the sale to third parties of Value-added tax credits (“ICMS”). The sale has been approved by tax authorities and the balance is being collected in 60 monthly installments as from March 2008, updated with an interest rate of Interbank Certified Deposit plus 2% per year.

Export receivables are denominated in the following currencies:

	December 31,
	2007	2008
United States Dollars	315,531	256,735
Euros	3,689

	319,220	256,735

B-F-30

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

7.	Inventories

	December 31,
	2007	2008
Finished products	141,240	214,580
Raw materials	34,404	34,282
Spare parts and maintenance supplies	49,379	61,521

	225,023	310,383

8.	Property, plant and equipment

	December 31, 2007
	Cost	(Accumulated depreciation and depletion)	Net
Land	508,335		508,335
Timber resources	501,785	(53,281)	448,504
Buildings, improvements and installations	617,314	(383,960)	233,354
Equipment	2,750,358	(1,602,407)	1,147,951
Information technology equipment	57,449	(50,799)	6,650
Other	141,876	(111,215)	30,661

	4,577,117	(2,201,662)	2,375,455
Construction in progress	143,245		143,245

Total	4,720,362	(2,201,662)	2.518.700

	December 31, 2008
	Cost	(Accumulated depreciation and depletion)	Net
Land	612,138		612,138
Timber resources	738,400	(116,129)	622,271
Buildings, improvements and installations	683,131	(409,395)	273,736
Equipment	2,826,007	(1,744,512)	1,081,495
Information technology equipment	58,695	(53,425)	5,270
Other	107,035	(72,002)	35,033

	5,025,406	(2,395,463)	2,629,943
Construction in progress	379,424		379,424

Total	5,404,830	(2,395,463)	3,009,367

B-F-31

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

9.	Investment in affiliated companies and acquisition of assets

Veracel Celulose S.A.

The Company accounts for its investment in Veracel Celulose S.A. (“Veracel”) using the equity method of accounting. During 2008, the Company increased its share capital invested in Veracel in the amount of US$ 77,250. Such capital increase did not affect the Company’s interest in Veracel as the other shareholder proportionally increased its share capital investment.

At December 31, 2008 the Company’s investment in Veracel amounted to US$ 531,671. Included in the investment is an unamortized goodwill of US$ 15,015. In 2008, the Company recognized an equity gain of US$ 64,985 (2007 - loss of US$ 31,572; 2006 – loss of US$ 13,349).

The summarized financial information of Veracel as of December 31, 2008 and 2007 and for the three years then ended is as follows:

	As of December 31,
	2007	2008
Current assets	132,336	173,361
Non-current assets	1,363,164	1,389,949
Current liabilities	161,103	144,721
Non-current liabilities	555,525	355,248
Stockholder’s equity	778,872	1,063,337

	For the year ended December 31,
	2006	2007	2008
Gross revenues (*)	356,336	410,850	495,305
Gross profit	113,665	128,150	167,912
Net profit (loss)	(26,698)	(63,144)	129,969

(*)	Includes sales to the Company in the amounts of US$ 167,459, US$ 205,481 and US$ 246,518, during 2006, 2007 and 2008, respectively.

Aracruz Produtos de Madeira S.A. (“APM”)

At December 31, 2008, the Company’s investment in APM amounted US$ 9,724 (US$ 10,943 in 2007). In 2008, the Company recognized an equity loss of US$ 1,219 (US$ 570 in 2007 and US$ 355 in 2006).

B-F-32

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

Aracruz Riograndense Ltda.

On July 1, 2008 the Company acquired assets that comprised land areas with forests (of which 10.2 thousand hectares are planted with eucalyptus, being 6.3 thousand hectares property of third parties), buildings, equipment and an industrial facility for the amount equivalent to US$ 47 million. The vehicle for the acquisition was a dormant company (Boise Cascade do Brasil Ltda.), currently known as Aracruz Riograndense Ltda. The consideration paid has been allocated to the net assets acquired.

10.	Short-term borrowings and long-term debt

(a)	Short-term borrowings

At December 31, 2008, the balance of short-term debt, unsecured, consisted of rural credit denominated in Brazilian Reais with an annual interest rate of 6.75% and trade finance with annual interest rates ranging from 5.57% to 13.00%, in the amount of US$ 115,579 (US$ 5,646 as of December 31, 2007).

(b)	Long-term debt

	December 31,
	2007	2008
Denominated in Brazilian currency:
BNDES term loans with varying interest rates; principally the Long-term interest Rate (“TJLP”) plus 1.8% to 4.5% (2007 – 7.8% to 10.5%)) due 2009 to 2016	381,477	267,188
Credit Export Note – 100% Certificate of Interbank Deposit (“CDI”), due 2009 to 2013	58,974	40,229

BNDES Term loans – 5.86% to 9.74% (2007 – 7.86% to 9.76%), due 2009 to 2016 and indexed to BNDES basket of currencies	44,879	39,578
Debt derived from losses on derivative transactions - 12.68% due 2009 to 2017		672,800

	485,330	1,019,795
Denominated in U.S. Dollars:
Pre-export financing – Libor + 0.6% to Libor + 3.5% (2007 - 5.73% to 6.34%) due 2009 to 2017	909,000	1,389,000
Debt derived from losses on derivative transactions - Libor + 1% due 2009 to 2017		1,350,535

	909,000	2,739,535

Total	1,394,330	3,759,330
Less current maturities	(81,979)	(192,635)

Total long-term debt	1,312,351	3,566,695

B-F-33

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(c)	Long-term portion payment schedule

The long-term portion of the Company’s debt at December 31, 2008 becomes due in the following years:

2010	317,384
2011	367,921
2012	393,260
2013	691,534
2014 and thereafter	1,796,596

Total	3,566,695

(d)	Loans from BNDES (Shareholder)

In June 2001, the Company signed a financing agreement with the Brazilian Economic and Social Development Bank (“BNDES”) in the total principal amount of US$ 282,905, with interest ranging from 7.76 to 9.30% p.a., and an amortization period ranging from 2003 to 2009.

In December 2005, the Company signed a financing agreement with the BNDES in the total principal amount of US$ 60,205, with interest ranging from 6.46 to 10.50% p.a., and an amortization period from 2007 to 2016.

In November 2006, the Company signed a financing agreement with the BNDES in the total principal amount of US$ 273,334 of which US$ 247,950 was borrowed by the Company, with interest ranging from 5.86 to 8.90% p.a., and an amortization period ranging from 2009 to 2016.

As of December 31, 2008, the Company had financings from its shareholder, the BNDES, in the total principal amount of US$ 306,766 (US$ 426,356 as of December 31, 2007), with interest ranging from 5.86% to 10.50% p.a. and an amortization period ranging from 2009 to 2016.

With the exception of the agreement signed in November 2006, the financing granted to the Company by the BNDES was guaranteed originally by a mortgage on the industrial plant at Barra do Riacho in the state of Espírito Santo which includes land, buildings, and machinery and equipment installed.

On January 21, 2009, the Company requested that the BNDES exempt it from requirements to maintain financial ratios set forth in the agreement signed in November 2006 and free it from the mortgage on the industrial unit in Espírito Santo. In return, the Company offered to establish a mortgage on the real estate in the state of Rio Grande do Sul, including the industrial plant in Guaíba comprising land, buildings, and machinery and equipment installed. On February 20, 2009, the BNDES informed the Company of its decision to exempt it from maintaining the aforementioned financial ratios and to release the mortgage related to the agreement signed in

B-F-34

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

2001 in exchange for a mortgages to be established on the industrial unit located in Guaíba and formalization of the same in contractual amendments. On April 14 and June 24, 2009, respectively, the Company and BNDES executed public deeds whereby the mortgages in the agreements entered into in 2001 and 2005 were substituted for a mortgages on the industrial unit in the state of Rio Grande do Sul, and a new mortgage in relation to the agreement entered into in 2006 was created on the same industrial unit. The amount of such mortgages is sufficient to meet the BNDES’ real property mortgage requirements for each of the contracts.

(e)	Export credit note

In May 2006, the subsidiary, Portocel - Terminal Especializado de Barra do Riacho S.A. (“Portocel”), entered into an Export Credit Note transaction in the amount of R$ 104 million (US$ 50 million) in order to expand its port facilities. Interest is due at 100% of the CDI (Brazilian Interbank rate) and payable semiannually together with the amortization of principal from June 2008 to December 2013. A CDI x US$ swap linked to this transaction was also entered into under the same terms for maturity, exchanging the interest rate for exchange rate fluctuations plus + 5.985% p.a. The outstanding balance as of December 31, 2008 was US$ 40,228 (US$ 58,974 as of December 31, 2007). The notes are guaranteed by the Company and the fair value of providing such guarantee is immaterial.

(f)	Export prepayment transactions

As of December 31, 2008, the Company had prepayment transactions in the amount of US$ 1,389,000 (US$ 909,000 as of December 31, 2007) with various banks and which are subject to interest ranging from Libor + 0.6% to Libor + 3.5% p.a. and amortization of principal between June 2009 and December 2017. This balance includes approximately US$ 500 million of prepayments transactions contracted with the counterparties of the derivative transactions reversed in November 2008, the terms of which were modified as discussed in item (g) below, to be effective upon realization of certain future events subsequent to the date of the said agreement; May 13, 2009.

Under SFAS 15, “Accounting by Debtors and creditors for Troubled Debt Restructurings” (“SFAS15”), the effects of the modification of the terms are to be recognized prospectively. This will be done by us of the effective interest rate which will convert the carrying value of the prepayment transactions as at the modification date into the amounts effectively payable under the modified forms.

B-F-35

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(g)	Debt derived from losses on derivative transactions

As disclosed in the Significant Event notice on November 3, 2008, the Company informed the market that it had concluded the unwinding of Target Forward, Swaps with Dollar Options, and Non-Deliverable Forward derivative transactions.

Immediately after the unwinding of such derivative transactions, the Company started negotiations with the transaction counterparties (“creditor banks”) and on January 19, 2009 informed the market in a Material Information Release notice that banks controlling more than 80% of the debt resulting from these transactions had agreed to minimum conditions proposed by the Company to restructure maturities and conditions for this debt. On January 23, 2009, holders of 97% of the debt had already manifested their agreement with respect to the Company’s proposal; on that date, only one creditor bank which is involved in bankruptcy proceedings in the United States, had still to agree to the Company’s proposal since it depended on approval of proposed terms and conditions by the bankruptcy court in New York.

The definitive agreement entered into with the banks on May 13, 2009 confirmed the terms and conditions announced on January 19, 2009, which were as follows:

•	Total amortization period of nine (9) years with a possibility of reduction to seven (7) years depending on the operating performance of the Company and on the occurrence of certain liquidity events;

•	Amortization in semiannual installments starting on June 30, 2009 and then, beginning in 2010, installments at the end of each quarter;

•	Interest at three-month Libor plus an initial spread of 3.5% p.a. increased by semiannual charges of 0.25% p.a. beginning in 2010, resulting in a weighted average interest rate of Libor + 4.6% p.a.;

•	Collateral guarantees on rural and industrial assets of the Barra do Riacho Unit - ES; and

•	Pledge of 28% of the Company’s common shares.

As of December 31, 2008, the principal of the debt resulting from the unwinding of derivatives totaled US$ 2,023,335, of which US$ 672,800 payable by the parent company, Aracruz Celulose S.A., and the remaining US$ 1,350,535 payable by the subsidiary, Aracruz Trading International Ltd.

Approximately US$ 500 million of the export prepayment transactions (Note 10 (f)) with these banks were also included in the agreement. With the signing of the definitive agreement to finance the debt derived from derivative transactions, these export prepayments now have the same terms and conditions established in the agreement, as described above.

B-F-36

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(h)	Covenants

As of December 31, 2008, the Pre-export financing and BNDES loans with financial covenants amounted to US$ 698,055. As of December 31, 2008 and up to the conclusion of the negotiation of the debt derived from losses on derivative transactions, the Company was not in compliance with covenants on certain of the loan agreements, as a result of the recognition of the losses on such derivatives transactions (Note 14 (g)).

The negotiations initiated with these creditors in October 2008 included amendments to the respective covenants to adapt them to the changed levels of indebtedness.

The Company had received from all creditors proposals to restructure the terms and conditions of loans, including the adequacy or exemption from compliance with financial covenants. Upon signing the final contract related to refinancing the debt with derivatives transactions (Note 19), the terms of existing covenants on Pre-export financing also were redefined by the creditor banks to be in line with the Company’s financial capacity, and the breach of financial covenants was remedied. Additionally, as discussed in item (d) above, on April 14, 2009 the Company also agreed with the BNDES on the redefinition of the previous terms of covenants of the agreement entered into in 2006 and guarantees on BNDES loans.

11.	Stockholders’ equity

At December 31, 2008, the Company’s principal common stockholders and their common stock ownership interests, either direct or indirect are as follows:

Arainvest Participações S.A. (an affiliate of Banco Safra S.A.), and Newark Financial Inc. (an affiliate of Votorantim Celulose e Papel (VCP)) with 28% each; São Teofilo Representação e Participações S.A. with 14.32%; Arapar S.A. (an affiliate of Group Lorentzen) with 13.68%; Banco Nacional de Desenvolvimento Econômico e Social – BNDES with 12.49%.

At December 31, 2008, Arainvest, Treasure Hold Investments Corp. (an affiliate of Banco Safra S.A.) owned preferred stocks which in total amounted to 14.83% of the total preferred stocks.

During 2007, the Company had increased its capital by US$ 501,368 using balances from the investment reserve, as required by the Brazilian Corporate Law. Such capital increase was approved by the General Shareholders’ Meeting held in April 24, 2007.

At December 31, 2008, the Company reported losses that were partially absorbed by the balances of the reserves accounts. These reserves are described below:

a) Fiscal-incentive reserve - Consists of the appropriations from retained earnings equivalent to the cumulative amounts by which income tax rates have been reduced each year as a result of the Barra do Riacho operations of the Company being located in a development area. The fiscal-incentive reserve may be used to increase capital and absorb losses, but is not available for cash dividends.

B-F-37

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

b) Investment reserve - the investment reserve represents discretionary appropriations, ratified by the stockholders, for plant expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, the Company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which latter account cash dividends may then be paid.

c) Legal reserve - legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution of cash dividends.

Dividends and interest on stockholders’ equity

The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law. In accordance with the Company’s by-law and the Brazilian Corporate Law, adjusted net income is represented by the net income for the year less appropriation of the above mentioned legal reserve.

Brazilian law permits the payment of cash dividends only from retained earnings reported in the local statutory account records, which reported an accumulated deficit of R$ 1,915,197 as of December 31, 2008. As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 7.78%, 6.32% and 6.25% for the years 2006, 2007 and 2008, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus income reserves (including those mentioned above), determined in each case on the basis of the Brazilian currency statutory financial statements. The amount of interest attributed to stockholders is a deductible expense for corporate income tax purposes.

The Company paid US$ 259 million of dividends and interest on stockholders’ equity during the year ended December 31, 2008 (of which US$ 164 million related to 2007 results and US$ 95 million related to 2008 results through June). During 2007, the Company paid US$ 233 million and accrued US$ 44 million.

B-F-38

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

Basic and diluted earnings per share

Basic and diluted earnings per share (“EPS”) as of December 31, 2006, 2007 and 2008, as presented in the Company’s statements of operations, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed in the following summary of significant rights, terms, privileges and conversion features of the Company’s stock:

	Common Stock	Class A Stock	Class B Stock
Voting Rights	Full voting rights.	None, except in very limited circumstances and in the event that dividends are not paid for three consecutive years. Voting rights will then be granted until the dividends in arrears for those three years are paid.	None, except in very limited circumstances and in the event that dividends are not paid for three consecutive years. Voting rights will then be granted until the dividends in arrears for those three years are paid.

Privileges	None.

Priority in the return of capital in the liquidation of the Company;

Right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock.

Priority in the distribution of a minimum annual cash dividend equivalent to 6% of the capital attributable to it.

Priority in the return of capital in the liquidation of the Company; Right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock.

Conversion Features	None.	Can be voluntarily converted by the shareholder into Class B Stock (but not into Common Stock) at any time, at the option and cost of the shareholder at a conversion ratio of 1:1.	Cannot be voluntarily converted by the shareholder into Class A Stock nor to Common Stocks at any time.

Tag Along Rights	Yes, payable at 80% of the purchase price to paid to selling controlling shareholders upon a sale of the companies’ controlling block.	None.	None.

B-F-39

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

Earnings, if any, in excess of the Class A preferred share minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common shares.

The following presents the earnings per share calculations:

	2006
	Preferred stock		Common Stock	Total
	Class A	Class B
Minimum dividends for preferred stock class “A”	1,920			1,920
Dividends and interest on stockholders’ equity	3,704	79,543	61,181	144,428
Undistributed earnings	11,873	167,930	129,166	308,969

Total basic and diluted numerator	17,497	247,473	190,347	455,317

Basic and diluted denominator:
Weighted average shares outstanding	38,015	537,665	454,908

Basic and diluted earnings per share	0.4603	0.4603	0.4184

	2007
	Preferred stock		Common Stock	Total
	Class A	Class B
Minimum dividends for preferred stock class “A”	3,486			3,486
Dividends and interest on stockholders’ equity	2,346	85,065	65,297	152,708
Undistributed earnings	9,926	144,799	111,150	265,875

Total basic and diluted numerator	15,758	229,864	176,447	422,069

Basic and diluted denominator:
Weighted average shares outstanding	36,933	538,747	454,908

Basic and diluted earnings per share	0.4267	0.4267	0.3879

	2008
	Preferred stock		Common Stock	Total
	Class A	Class B
Minimum dividends for preferred stock class “A” (*)	2,000			2,000
Dividends and interest on stockholders’ equity	644	51,792	39,104	91,540
Allocation of loss under EITF 03 06 (**)			(1,332,234)	(1,332,234)

Total basic and diluted numerator	2,644	51,792	(1,293,130)	(1,238,694)

Basic and diluted denominator:
Weighted average shares outstanding (***)	27,957	547,723	454,908

Basic and diluted earnings per share	0.0946	0.0946	(2.8426)

(*)	The minimum dividends for preferred stock class “A” were satisfied through payment of interest on stockholders’ equity.
(**)	In accordance with the Company’s by-laws, its preferred shareholders are not contractually obligated to absorb losses. Consequently, application of EITF No. 03-06, Issue 4, would require losses to be allocated entirely to common shareholders.
(***)	The weighted average shares outstanding is net of Treasury Stock.

B-F-40

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

There were no dilutive securities outstanding in 2006, 2007 and 2008.

12.	Pension plan

The Company sponsors a defined contribution pension plan, ARUS – Fundação Aracruz de Seguridade Social (“ARUS”), which covers substantially all of its employees. The principal objective of the pension plan is to supplement the social security pension benefits of the employees of the Company (“Sponsors”).

The Sponsors and eligible employees make monthly contributions under the plan to ARUS, which manages (or places with a trustee) its investments and other assets, which comprised, principally, of bank certificates of deposit, investments funds and marketable equity securities.

Contributions made by the Company to the plan amounted to US$ 3,125, US$ 3,689 and US$ 4,168 in 2006, 2007 and 2008, respectively, and represented the annual pension expense of the Company for the plan.

13.	Contingencies and Commitments

(a)	Contingencies

(i)	Labor proceedings

On December 31, 2008, the Company had a total provision recorded for labor proceedings of US$ 17.6 million (US$ 20.4 million on December 31, 2007) and a corresponding deposit in an escrow account of US$ 7.2 million (US$ 7.5 million on December 31, 2007).

Labor proceedings consist principally of those related to the effect of variation in the inflation indexes (economic plans) on the 40% penalty applicable to the Mandatory Fund for Unemployment Benefit (“FGTS”), and also of additional amounts allegedly owed to certain employees that perform hazardous activities.

(ii)	Social charges proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating basically to the value of housing allowances paid to certain employees over a period of several years. INSS considered that the reduced amount of housing allowances to the employees represented a fringe benefit and, consequently, that

B-F-41

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

the corresponding social charge was underpaid. The Company has been contesting this notification in the amount of US$ 1.7 million in Court and is seeking to annul it. On December 31, 2008, the Company has placed approximately US$ 1.6 million in an escrow account to cover this claim. The Brazilian Superior Court of Justice granted a decision in favor of the Company on examination of the first judicial claim related to the matter. Based on the opinion of its legal advisors, who evaluated the probability of loss in such case as remote, the Company did not recognize any provision for loss on this matter.

(iii)	PIS and COFINS contributions

On December 31, 2008, the provision for contingencies included US$ 75.0 million (US$ 94.3 million at December 31, 2007) for PIS (Social Integration Program) and COFINS (Social Fund) payable on exchange gains on U.S. Dollar denominated debt resulting from the appreciation of the Real against the U.S. Dollar, principally in the period from early 1999 until September 2002.

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS and COFINS contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. In November 2001 the Company was granted a favorable judgment.

After analyzing certain unfavorable legal decisions on similar legal actions of other companies and their implications for the Company’s case at that time, the Company decided to cancel, on August 29, 2003, part of the legal action, relating to the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special tax collection called PAES program, enacted by Law 10.684/2003. Nevertheless, due to a judgment issued by the Brazilian Supreme Court in a similar legal action, which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested, and was granted, a provisional remedy allowing it not to pay the PAES installments related to such modification.

In September 2007, based on the opinion of its legal advisors, the Company decided to reverse approximately US$ 37.3 million of this provision, pursuant to article 150, § 4º of the National Tax Code.

Taking into account decisions of the Brazilian Supreme Court in regard to the unconstitutionality of such taxes that have been followed by other administrative and judicial courts, meaning that the jurisprudence on the matter is consolidated, the Company is convinced that it is very unlikely that an unfavorable decision will be issued. Notwithstanding, considering a late 2007 pronouncement of Ibracon (Brazilian Independent Auditors Institute), the Company, adopted a conservative approach and decided to restore the reversed amount of the provision.

B-F-42

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(iv)	Value-Added Tax Credit

In October 2006, the Company received tax assessments, issued by the government of the State of Espírito Santo, in the total amount of US$ 41.2 million, related to the alleged non compliance of formal obligations and supposedly inappropriate ICMS credits from fixed assets and from goods acquired for utilization in the process of pulp production. The company has paid a minor part of that value and has been contesting another 17 notifications, in the amount of US$ 40.1 million. The Company has already been granted favorable decisions in tax notifications amounting to US$ 6.3 million. In March 2008, the Company received notice of judicial claims deriving from three of the tax assessments judged against the Company, in the amount of approximately US$ 33.4 million, and timely contested them. Based on the opinion of its legal advisors, who evaluate the probability of loss of this matter in the courts as no more than possible, no provision has been recognized.

(v)	Civil Public Suits - Eucalyptus Plantations in Rio Grande do Sul State

In the year 2007 a number of Non-Governmental Organizations (NGOs) and the Federal Public Prosecution Office in the State Rio Grande do Sul brought two Civil Public Suits questioning the validity of the procedures adopted by the State’s Environmental Protection Foundation (Fundação Estadual de Proteção Ambiental – “FEPAM”) in issuing environmental licenses for eucalyptus plantations in that State. A provisional measure was initially granted, which required that FEPAM cease to issue environmental licenses for eucalyptus plantations, the responsibility for which was then transferred to the Brazilian Federal Environmental Institute (Instituto Brasileiro de Meio Ambiente, “IBAMA”). The provisional measure was suspended by the Federal Court of the 4th Region at the request of the Government of the State Rio Grande do Sul. The Company believes that such suspension will be confirmed by the court’s definitive decision on the merits. Based on the opinion of its legal advisors, who evaluate the probability of loss in the courts of this matter as no more than possible, no provision for loss has been recognized. Additionally, the Company cannot precisely estimate the amount involved in these claims.

(vi)	Environmental Regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

B-F-43

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(vii)	Class Action

In November 2008, a securities class action lawsuit was filed against the Company and certain of its current and former officers and directors in a U.S. federal court purportedly on behalf of persons who purchased Company’s shares and American Depositary Receipts between April 7 and October 2, 2008, which lawsuit the Company is defending. The complaint asserts claims alleged violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act, alleging that the Company represented or failed to disclose information in connection with, and losses arising from, certain derivative transactions to which the Company had entered into. The plaintiffs are seeking unspecified compensatory damages and expense reimbursement. Due to the unpredictability of the likelihood of an unfavorable outcome and the lack of elements to estimate the amount or range of potential loss, no provision has been recognized.

(viii)	Others

Based on an analysis of the disputes involved, and consultation with its legal counsel the Company has recorded additional provisions for loss in the amount of US$ 12.7 million relating to several other legal disputes and has also made deposits in the amount of US$ 10.1 million in escrow accounts as of December 31, 2008.

B-F-44

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(b)	Commitments

(i)	Indian Communities - Terms of settlement

In the first semester of 1998, the Indian communities and the Company entered into Terms of Settlement in which both parties recognized the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. The Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 5.8 million at December 31, 2008), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Despite the fact that the Terms of Settlement were in force, in 2005 some members of the Indian communities invaded some forestry areas and the industrial premises of the Company. Since the invasion represented the breach of the Terms of Settlement by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation -FUNAI and the Federal Public Prosecutor (Ministério Público Federal) – in 2005 suspended all its commitments towards the Indian communities under the Terms of Settlement. During the period in which the Terms of Settlement were being complied with, the Company had donated to the Indian Associations the amount of approximately R$ 9.6 million (equivalent to US$ 4.1 million at December 31, 2008).

On February 17, 2006 FUNAI published Dispatches N° 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Edict N° 1.299/05, which recommends the extension of Indian reserves by approximately 11,000 hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by Indians. Confident in the robustness of its rights, the Company challenged those Dispatches on June 19, 2006. In early 2007 the Ministry of Justice, who should ultimately decide the matter, returned the administrative procedure to FUNAI, determining that it widen the studies “with a view towards preparing an appropriate recommendation that assuages the interest of both parties”.

On August 27, 2007, the Ministry of Justice, based on the conclusions of the working group set up by FUNAI Edict No. 1,299/05, issued Edicts nr. 1.463 and 1.464 which enlarged the Indian reservation by 11,000 hectares, 98% of which (i.e., approximately 10,700 hectares) are lands owned or legally possessed by the Company. The net book values of such lands are immaterial.

The land dispute among the Company and the Indian Communities in the State Espírito Santo was resolved in 2007. On December 3, 2007, in the Ministry of Justice in Brasilia, a Conduct Adjustment Agreement (TAC) was signed that considers the rights and obligations of the Company, the Indians and the National Indian Foundation - FUNAI in transferring approximately 11,000 hectares of land to the indigenous communities. The

B-F-45

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

TAC also sets forth that all the eucalyptus wood planted in the area (approximately 6,800 hectares of forest) shall be harvested by the Company as a compensation for improvements. The enlargement of the Indian reservations must still be approved by decree from the President of Brazil, with the subsequent demarcation of the lands in question, when the transfer of title to the lands shall be effective.

The signature of the TAC was accompanied by all authorities that took part in the negotiation, including the Federal Attorney General and FUNAI - which will be responsible for hiring a company to do the physical demarcation of the lands - and sets forth that both parties will abandon any current or future claims against each other in relation to the matter. The agreement was ratified in March 2008 by the Federal Court of Linhares, State of Espírito Santo.

Before the signing of the settlement, the terms of the TAC were submitted to the indigenous communities and approved at an assembly on October 16, 2007 and subsequently ratified by them on November 28, 2007, as recommended by Convention 169 of the International Labor Organization (“ILO”) regarding indigenous and tribal peoples, to which Brazil is a signatory.

The Company considers the agreement a sustainable solution that enables the balance among the interests of all parties involved, since it satisfied the demands of the Indians for an enlargement in their lands, while at the same time providing the Company with the legal assurances that these lands will not be expanded again. No further amounts are payable to the Indian communities.

(ii)	“Take-or-Pay” contract

As part of the sale of the electrochemical plant to Canexus Química Brasil Ltda. (Canexus) in 1999, the Company and Canexus entered into a long-term contract for the supply of chemical products by Canexus, revised in 2002 to include additional volumes. Under the take-or-pay clause, the Company is committed to buying a projected volume of chemical products. Volumes purchased by the Company above the agreed minimum volume in a given year can be offset against volumes purchased below the minimum volume in subsequent years. For purchases in volumes below the agreed minimum volume, the Company pays the price provided for by the contract. There were committed volumes until December 2008 related to the contractual amendment entered into in 2002.

(iii)	Wood supply

The Company signed a contract with Suzano Papel e Celulose S.A. for a loan of 1,700 thousand m³ of eucalyptus wood, which were received through September of 2005. The remaining balance as of December 31, 2008 is 226 m³ of eucalyptus wood and, based on its present forest formation costs, the Company has booked the amount repayable of US$ 1,647 under liabilities. The contract provides for the return of an equivalent volume on similar operating conditions until the first half of 2009.

B-F-46

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

In August 18, 2008, the Company signed a new contract with Suzano Papel e Celulose S.A. for a loan of 400 thousand m³ of eucalyptus wood to be received until February, 2009. The balance received until December 31, 2008 is 230 thousand m³ and, based on its present forest formation costs and harvest costs, the Company booked the amount repayable of US$ 6,137 under liabilities. The contract provides for the return of an equivalent volume on similar operating conditions starting on July 2010.

(iv)	Other guarantees and collaterals

As of December 31, 2008, the Company provides guarantees and collaterals severally totaling US$ 217,508, on behalf of Veracel Celulose S.A., in respect of third-party loans and litigation. Additionally, the Company provides guarantees to the Caixa Estadual do Rio Grande do Sul savings bank in respect of rural credit extended to the Company’s suppliers under the forestry production program. Such guarantees covered a total of US$ 2,166 as of December 31, 2008.

The fair value of the cost of providing such guarantees is immaterial.

14.	Risk management and financial instruments

(a)	Policy for use of derivatives

The Company’s sales are 98% denominated in U.S. Dollars, while half of its costs are incurred in Brazilian reais. In order to hedge its cash flows against the appreciation of the real in relation to the U.S. Dollar, the Company may enter into derivative transactions.

The Company’s policy for derivatives is intended to hedge the Company’s cash against fluctuations in currency exchange and interest rates. The Director for Finance and Investor Relations is responsible for managing derivatives by identifying exposures and correlations among different risk factors that are involved in the Company’s business. The Director for Control and Risk Management, a position created in November 2008, is responsible for internal control over derivative transactions and adherence of such transactions to the Company’s rules and financial policy.

(b)	Risk management objectives and strategies

The Company, under its policy for management of financial assets, permanently seeks to maximize return in relation to risks. To accomplish this, criteria and indicators are established to monitor the adequacy of management of liquidity, market, credit and interest rate risks.

B-F-47

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(i)	Liquidity risk

In order to preserve financial liquidity, the Company aims to maintain a minimum ratio of 1.5 times the sum of cash, committed credit lines, and free-cash flow in relation to the principal of the debt coming due in 12 months, where cash should be at least equal to the amount of the principal coming due.

(ii)	Market risk

The Company seeks to limit losses due to the appreciation of the real. For this purpose, it uses swaps and forward swaps (Non Deliverable Forwards) that result in a short position in U.S. Dollars. As the Company also has part of its indebtedness in U.S. Dollars, foreign exchange swaps that may have exposure to interest rates are permitted.

(iii)	Credit risk

Because derivative transactions can generate gains (amounts receivable) for the Company these potential gains may generate exposure to credit risk in relation to counterparties. To mitigate this risk, transactions are limited to a notional value of US$ 50 million with each counterparty and maximum maturities of one year with banks based in the so-called G7 countries that have a rating equal to or higher than “A-”.

(iv)	Interest rate risk

The Company may incur losses through the fluctuations of interest rates, which might increase interest charges on debt. The Company seeks to limit such losses through interest rate swaps as shown in item (e) below.

(c)	Risks associated with each market strategy and parameters used to manage these risks and results obtained in relation to proposed objectives

The Company’s strategy in relation to derivatives is limited to protection against interest rate fluctuations and appreciation of the dollar. As of December 31, 2008, the Company has three open derivative transactions that fall under this strategy and which expose the Company to the following risks:

•	Strong appreciation of the dollar could result in the fair value of derivative transactions increasing considerably (that is, the Company could suffer increasing losses);

•	A strong drop in interest rates (TJLP and CDI) could also result in the fair value of derivative transactions, increasing considerably (that is, the Company could suffer increasing losses);

The Company understands that the main risk is the significant appreciation of the dollar. However, since a significant portion of the Company’s sales are linked to the dollar, a possible loss on current derivative transactions (sold position in U.S. Dollars) would be offset naturally

B-F-48

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

by gains from the Company’s sales revenues. In order to minimize risks, it is Management’s practice to monitor indicators discussed in this note prior to entering into such transactions and in subsequent, periodical assessments of open transactions.

(d)	Fair values of derivative contracts, criteria for evaluation and measurement, methods, and significant assumptions used to determine the fair values

Derivatives held by the Company are as follows:

•	A conventional swap in which the Company receives TJLP plus interest and pays U.S. Dollar plus interest. As of December 31, 2008, the fair value payable is US$ 23,467;

•	A conventional swap in which the Company receives CDI and pays U.S. Dollar plus interest. As of December 31, 2008, the fair value payable is US$ 4,770;

•

A swap with verification in which the Company receives LIBOR plus interest and pays LIBOR plus a lower interest rate. Strike prices are set in U.S. Dollars and if the actual exchange rate is higher than the strike price each on verification date, the Company pays the difference between the actual quotation and the strike price. The transaction has a cap (upper limit). As of December 31, 2008, the fair value payable is US$ 32,745.

Fair value of the conventional U.S. Dollar x TJLP swap was computed as follows:

•

The base value (R$) is adjusted by the TJLP up to December 31, 2008 and thereafter interest contracted to maturity is added (multiplying effective rate factor - FTE). The result of this procedure is the future value of the TJLP position. Then, the future value of the TJLP position is discounted to present value using the curve for the TJLP (obtained from the BM&F, using Pre x TJLP and Pre x CDI swaps). The result is the fair value of the Company’s asset position;

•

The base value (US$) is adjusted by the interest rate contracted for the liability position. The result of this procedure is the future value of the U.S. Dollar position. Then, the future value of the U.S. Dollar position is discounted to present value using the curve for the U.S. Dollar (obtained from the BM&F using swaps U.S. Dollar x CDI). The result is the fair value of the counterparty’s asset position;

•

Finally, the difference between the fair value of the Company’s asset position and the fair value of the counterparty’s asset position is calculated. The result obtained is the fair value of the transaction.

Fair value of the conventional U.S. Dollar x CDI swap was computed as follows:

•	The base value (R$) is adjusted by the CDI rate up to 12/31/2008. The result of this procedure is the fair value of the Company’s asset position as of that date;

B-F-49

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

•

The base value (US$) is adjusted by the interest rate contracted for the liability position. The result of this procedure is the future value of the U.S. Dollar position. Then, the future value of the U.S. Dollar position is discounted to present value using the curve for the U.S. Dollar (obtained from the BM&F using U.S. Dollar x CDI swaps). The result is the fair value of the counterparty’s asset position;

•

Finally, the difference between the fair value of Company’s asset position and the fair value of the counterparty’s asset position is calculated. The result obtained is the fair value of the transaction.

It was decided that the Monte Carlo Model would be used to estimate the fair value of the swap with verification. In this case, possible trajectories for U.S. Dollar price quotations are generated based on the quotation for the U.S. Dollar and implicit volatility obtained from Bloomberg. Based on these quotations, possible payments or receipts are obtained on verification dates. Then, these flows are discounted to present value using the BM&F fixed rate curve. The average of these present values represents the fair value of the transaction.

B – F – 50

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(e)	Amounts recorded in asset and liability accounts segregated by category, risk, and market strategy, those intended to hedge assets and those for trading.

The fair value of outstanding derivative transactions and other related balances were recognized in the financial statements as follows:

	Consolidated
	2007	2008
Current assets
Interest rate SWAP contracts:
CDI vs. US$	3,417

Total current assets	3,417

Noncurrent assets
Long-term assets

Interest rate SWAP contracts:
TJLP vs. US$	29,699

Total noncurrent assets
Long-term assets	29,699

Total derivative instruments – assets	33,116

Current liabilities
US$ futures contracts
Transaction linked to export prepayment		32,745

Interest rate SWAP contracts:
CDI vs. US$		4,770

Total current liabilities		37,515

Noncurrent liabilities
Long-term liabilities
Interest rate SWAP contracts:
TJLP vs. US$		23,467

Total noncurrent liabilities
Long-term liabilities		23,467

Total derivative instruments – liabilities (Note 15)		60,982

B-F-51

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(f)	Amounts grouped by asset, referential index, counterparty, trading place, and maturity range

Counterparty	Asset	Referential index	Maturity range	Notional amount in reais	Exposure in U.S. Dollars
Citibank	Conventional Swap	Asset in TJLP Liability in US$	Oct/2010	331,594	170,000
HSBC	Conventional Swap	Asset in CDI Liability in US$	June 2009 to December/2013	94,014	45,000
ING	Swap with verification	Neutral in Libor Liability in US$	Apr/2009 to Sept/2009	701,100	300,000

The transactions informed in the above table are traded in the over-the-counter market.

(g)	Gains and losses in the period, grouped by main categories of risk assumed, those recorded in income (loss) and those recorded in shareholders’ equity are segregated.

Breakdown of consolidated gains (losses) on derivative transactions:

	As of December 31
	2007	2008
Future DI - BM&F	(36,354)	2,196
Future US$ - BM&F	93,670	98,408
NDF - Non Deliverable Forward		(19,608)
Interest rate Swap	38,321	(63,377)
Sell Target Forward (i)		(1,830,763)
Swap Libor (Prepayment) (i)		(351,083)
Sell Target Forward (NDF)		4,972

Total	95,637	(2,159,255)

(i)	The 2008 losses on Sell Target Forward and Swap Libor (Prepayment) resulted from the Company’s short positions in U.S. Dollars at the time when exchange rates trends changed abruptly and sharply, requiring the Company to close its positions in order to curtail its losses.

(h)	Amounts and effects on income (loss) of transactions that no longer qualify as hedged asset transactions, and amounts transferred from shareholders’ equity as a result of the recognition of losses and gains on the hedged item.

The Company did not adopt hedge accounting.

B-F-52

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(i)	Main transactions and futures commitments covered by cash flow hedges, highlighting terms for financial impact foreseen

The Company did not adopt hedge accounting.

(j)	Amount and type of guarantee margins

The derivative transactions held by the Company as of December 31, 2008 do not require margin guarantees.

(k)	Detailed reasons for possible changes in classification of financial instruments

The Company did not change any classification of financial instruments.

14.1.	Non-derivative financial instruments

(a)	Customer credit risk

The Company may incur losses due to financial difficulties of its customers that lead them to fail to honor their obligations with the Company. To reduce this risk, the Company has an all inclusive credit insurance policy and adopts specific policies for customers not covered under this policy. It may even in some cases use mechanisms of risk mitigation such as advance receipt and letters of credit. The risk of the trade accounts receivable balance is monitored by Management and possible losses identified are recognized in the allowance for doubtful accounts.

(b)	Financial institutions

The amount of cash investments allocated to financial institutions with a risk rating of “BBB+” will be limited to the lower of US$ 50 million for each business group, or 5% of the consolidated shareholders’ equity of the financial institutions that are part of one and the same business group. The amount invested in institutions with a risk rating of “BBB+” cannot exceed in aggregate 10% of funds invested in the country that the institution is located. In the case of a higher rating, the maximum amount invested or deposited will be up to 10% of the consolidated shareholders’ equity of the financial institutions in one and the same business group and the total amount invested in each group will be limited to 20% of the Company’s available cash. In cases where there are two or more ratings from different agencies, the highest will be considered.

For banks whose parent companies’ are rated at least “A-”, there will be no shareholders’ equity limit for the local subsidiary as long as there is sufficient evidence of the parent’s support of its branch’s obligations.

B-F-53

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

For institutions that are part of a financial conglomerate, whether an associated company, subsidiary, or branch, the consolidated financial statements of the respective business group will be considered both for rating and for limits of shareholders’ equity and total funding. Notwithstanding, the comfort supplied by its shareholders to such institution will also be analyzed.

(c)	Corporate credits

Minimum rating of A-, the maximum amount of US$ 20 million per security or asset issued up to the limit of 10% of the issue value. The amount allocated to corporate credits cannot exceed 20% of the Company’s available cash and the term for the investment cannot exceed 24 months.

(d)	Fair value of other financial instruments

To determine the fair value of assets and liabilities, reported amounts were adjusted when applicable based on market or contractual interest rates and the changes were recognized in income.

15.	Assets and Liabilities Measured at Fair Value on a Recurring Basis

As discussed in Note 2.1, the Company adopted SFAS N° 157, “Fair value measurements”. The adoption of SFAS 157 did not have a material impact in the Company’s statements of operations and financial position. As required by SFAS 157, the following table discloses the relevant assets and liabilities measured at fair value on a recurring basis:

		Fair value at the reporting date using
Description	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale securities (short-term investments)	368,862	368,862
Derivative instruments (Note 14 (e))	(60,982)		(60,982)

Total	307,880	368,862	(60,982)

B-F-54

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

16.	Segment information

The Company has adopted SFAS N° 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”), with respect to the information it presents about its operating segments and geographical information. SFAS 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the same basis as the information used internally by the top decision-maker for evaluating segment performance and for deciding how to allocate resources to segments.

The Company has determined that its operations have only one operating segment: pulp.

Sales by geographic area are determined based on the location of the customers.

The Company’s exports from Brazil, classified by geographic destination, are as follows:

	Year ended December 31,
	2006	2007	2008
North America	661,177	709,285	809,964
Europe	721,074	844,393	776,690
Asia	443,904	450,002	411,767
Other	18,871	3,337	1,184

Total	1,845,026	2,007,017	1,999,605

Sales to two unaffiliated customers represented 34% and 15% of net sales in 2008. Two unaffiliated customers represented 29% and 15% in 2007, and 31% and 13% in 2006. No other individual customers represented more than 10% of net sales.

The Company’s assets are concentrated in Brazil. Assets outside Brazil are for sales support and are insignificant.

B-F-55

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

17.	Related parties

Transactions with related parties resulted in the following balance sheet and income statement balances:

	December 31,
	2007		2008
	Assets	Liabilities	Assets	Liabilities
Balance sheet
Current
Cash and cash equivalents
Banco Safra S.A.	59,881		75,947
Banco Votorantin S.A.			41,456
Aracruz Produtos de Madeira S.A.	495		549	252
Cia de Navegação Norsul			213
Veracel Celulose S.A. (Pulp payables)		21,663		23,529
Long-term debt (including current portion and accrued finance charges)
BNDES – Banco Nacional de Desenvolvimento Econômico e Social		429,026		308,838

	60,376	450,689	118,165	332,619

	Year ended December 31,
	2006	2007	2008
	Expense	Expense	Expense
Income statement
Financial income
Banco Safra S.A.	(8,891)	(10,273)	(8,603)
Banco Votorantin S.A.	(7,308)	(2,276)	(2,761)
Wood Sales
Aracruz Produtos de Madeira S.A.	(3,049)	(3,464)	(4,783)
Pulp purchases
Veracel Celulose S.A.	167,459	205,481	246,518
Financial expenses
BNDES – Banco Nacional de Desenvolvimento Econômico e Social	48,121	89,955	(48,815)
Rendering of services
Cia de Navegação Norsul	9,455	10,583	14,594

	205,787	290,006	196,150

B-F-56

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

18.	Share-Based Employee Compensation

During 2006, 2007 and 2008, Management remuneration was charged to expense as follows:

	Consolidated
	2006	2007	2008
Remuneration of the Board of Directors	1,023	1,169	1,258
Remuneration of Management and Executive Officers	5,760	7,591	5,075

Total	6,783	8,760	6,333

The Company pays part of the variable remuneration of certain of its executives based on shares, as shown below:

Level of Executive	Basis of Calculation
Officers	Computation of “phantom shares”	Average quotation of the ADR on the New York Stock Exchange on the final Day of the year, multiplied by the US$ Exchange Rate on the day that the award of shares is approved.
	Payment of “phantom shares”	Average quotation of the ADR on the New York Stock Exchange for the six months prior to the first day of the month of payment.

Managers	Computation and Payment of “phantom shares”	Average quotation of the market value of Class B Preference Shares (PNB) of the Company in December of each year.

The executives who take part in this plan have their annual performance review assessed in comparison with pre-established targets and objectives to be met during the year. Based on this, a determination is reached as to the amount of variable remuneration to which the executive is entitled for that year and which will be deferred for payment in the future under the terms of the plan. The reference value awarded is divided by the share reference price, calculated as per the above Schedule. The resulting amount is equivalent to a certain number of shares (Phantom Shares) which will be used as a basis to pay the executive in the future. The payments are made in cash, without issue or delivery of shares upon completion of the period of three consecutive years of employment after the year in which the award is earned. The variable remuneration awards are classified therefore as a liability on the Balance Sheets at fair value using market quotation on each such date. Participants will forfeit the variable remuneration amounts deferred if they voluntarily separate from employment during this three year vesting period. The Company credits or charges the amounts deferred with earnings or losses, respectively, based on the fair values of the respective stocks as of each reporting period end, based on its market value. The Company expenses the variable remuneration over the requisite service period which includes the vesting period.

B-F-57

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

As of December 31, 2008 and 2007, the position on variable share-based remuneration is summarized as follows:

	2007			2008
	Managers	Directors	Total	Managers	Directors	Total
Number of ADR’s (thousands)		65	65		44	44

Number of stocks (thousands)	437		437	435		435

Balances payable	5,951	10,010	15,961	853	6,460	7,313

Charge (credit) to income for the year	1,342	5,280	6,622	(3,380)	(105)	(3,485)

The Company has no post-employment benefits or benefits arising on the rescission of employment contracts.

During 2008, there were no significant transactions between the Company and key management personnel.

19.	Subsequent event

a)	Votorantim acquired controlling interest in Aracruz

On January 20, 2009, the shareholder, Votorantim Celulose e Papel S.A. (“VCP”), disclosed to the market in a Material Information Release that it had concluded the negotiations carried out with the Lorentzen, Moreira Salles and Almeida Braga families (the “families”) in order to acquire Aracruz common shares representing approximately 28% of the voting capital held by the Safra family, upon exercise of the tag along right as a result of such negotiation. On March 5, 2009 the Company’s management was officially notified by VCP that it had entered into an agreement in order to acquire, directly or through a subsidiary, the above mentioned common shares.

The transaction was settled on April 29, 2009, under the terms and conditions of the agreement. With this settlement, VCP directly and indirectly holds approximately 84% of the voting capital of Aracruz.

According to the Material Information Release above, VCP filed with the Brazilian Securities and Exchange Commission (“CVM”) a request of registration of a tender offer for the common shares of Aracruz currently outstanding in the market, for a price equivalent to 80% of the price agreed with the Safra family and the families, to be paid under the same terms and conditions granted to said sellers. According to the Material Information Release disclosed on January 20, 2009, the Board of Directors of VCP considers to be fair the exchange of one (1) Aracruz share for each 0.1347 of one share of VCP.

B-F-58

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

b)	Contract with the creditor banks was signed

On May 13, 2009, the Company signed the definitive agreement with the creditor banks for the payment of debt originated from operations with derivative financial instruments held in 2008. The main terms and conditions of the contract, which ratified the terms of the preliminary contract in January 2009 are described below as discussed in Note 10 (g):

•	Total amortization period of nine (9) years with a possibility of reduction to seven (7) years depending on the operating performance of the Company and on the occurrence of certain liquidity events;

•	Amortization in semiannual installments starting on June 30, 2009 and then, beginning in 2010, installments at the end of each quarter;

•	Interest at three-month Libor plus an initial spread of 3.5% p.a. increased by semiannual charges of 0.25% p.a. beginning in 2010, resulting in a weighted average interest rate of Libor + 4.6% p.a.;

•	Collateral guarantees on rural and industrial assets of the Barra do Riacho Unit - ES; and

•	Pledge of 28% of the Company’s common shares.

The consolidated financial statements are presented in accordance with these terms.

The restrictive clauses (covenants), which were not in compliance on December 31, 2008, as disclosed in Note 10 (h), were redefined in the final contract, thereby remedying any effects of that non-compliance. Thus, on December 31, 2008, the Company was in compliance to the new restrictive clauses contractually defined.

Additionally, as discussed in Note 10 (h), on April 14, 2009 the Company also agreed with the BNDES on the redefinition of the previous terms of covenants set forth in the agreement entered into in 2006 and guarantees on BNDES loans.

*    *    *

B-F-59

Annex C

PROTOCOL AND JUSTIFICATION OF

STOCK SWAP MERGER OF ARACRUZ CELULOSE S.A. WITH

VOTORANTIM CELULOSE E PAPEL S.A.

VOTORANTIM CELULOSE E PAPEL S.A., a publicly-held corporation with headquarters in the City of São Paulo, State of São Paulo, at Alameda Santos, 1357/6th floor, enrolled with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under CNPJ/MF no. 60.643.228/0001-21, State Registration (NIRE) no. 35.300.022.807, herein represented according to its Articles of Association, hereinafter referred to as “VCP”, and

ARACRUZ CELULOSE S.A., a publicly-held corporation with headquarters in the City of Aracruz, State of Espírito Santo, Barra do Riacho, no number, km 25, enrolled with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under CNPJ/MF no. 42.157.511/0001-61, State Registration (NIRE) no. 080.441.262, herein represented according to its Articles of Association, hereinafter referred to as “Aracruz”;

VCP and Aracruz are jointly referred to as “Companies” or “Parties”;

execute this Stock Swap Merger Protocol and Justification (“Protocol”) pursuant to Law No. 6404, dated December 15, 1976, as amended (“Brazilian Corporation Law”), and Instruction no. 319 of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”), dated December 3, 1999, for the purpose of, after having analyzed the business purposes of the companies involved in the Stock Swap Merger (as defined below), as well as their future interests, submitting this Protocol for approval and ratification by the shareholders of VCP and Aracruz at their respective Extraordinary General Shareholders Meetings (“EGMs”) to be called to deliberate on the stock swap merger of all of the Aracruz shares into VCP’s asset base, which, as a result of said merger, shall cause Aracruz to become a wholly-owned subsidiary of VCP pursuant to Section 252 of the Brazilian Corporation Law (“Stock Swap Merger”).

Chapter I

Reasons and Purposes of the Transaction

1.1 VCP is a publicly-held corporation whose shares are listed on the Level 1 Corporate Governance listing segment of the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, or “BM&FBOVESPA”). VCP’s capital stock as of the date hereof is R$7,057,302,181.59, divided into 390,164,352 book-entry common shares with no par value.

The business purpose of VCP is the manufacturing and wholesale and retail sale of pulp and paper, and any other by-products of these materials, by itself or through third parties, and the exploration of all industrial and commercial activities directly or indirectly related to its business purpose.

1.2 Aracruz is a publicly-held corporation whose shares are listed on the Level 1 Corporate Governance listing segment of the BM&FBOVESPA. Aracruz capital stock is R$2,871,781,288.11, divided into 1,032,554,120 registered shares with no par value, of which 455,390,699 are common shares and 577,163,421 are preferred shares, which preferred shares are, in turn, divided into 27,956,802 Class A Preferred Shares and 549,206,619 are Class B Preferred Shares.

The business purpose of Aracruz is the forestation, reforestation, manufacturing and sale of forestry products and the exploration of renewable energy sources.

1.3 VCP and Aracruz have American Depositary Shares (“ADSs”) traded on the New York Stock Exchange (“NYSE”) under the ticker symbols VCP and ARA, respectively.

1.4 VCP owns 453,228,535 Aracruz common shares, representing 99.63% and 43.98% of Aracruz’s voting and total capital, respectively. VCP (i) directly holds 75,414,199 Aracruz common shares, representing 16.56% and 7.30% of Aracruz’s voting and total capital, respectively, and (ii) indirectly holds, through its controlled companies (a) Newark Financial Inc., a company organized under the laws of the British Virgin Islands, with headquarters at Vanterpool Plaza, Wickhams Cay, Road Town, Tortola, British Virgin Islands (“Newark”), (b) São Teófilo Representações e Participações S.A., a company with headquarters in the City of São Paulo, State of São Paulo, enrolled with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under CNPJ/MF no. 03.214.652/0001-17 (“São Teófilo”), and (c) Arapar S.A., a corporation with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the National Corporate Taxpayers Registry of the Ministry of Finance under CNPJ/MF no. 29.282.803/0001-68 (“Arapar”), 377,814,336 Aracruz common shares representing 83.05% and 36.66% of Aracruz’s voting and total capital, respectively. Newark, Arapar and São Teófilo shall be hereinafter referred to jointly as Controlled Companies.

1.5 It is understood that the Stock Swap Merger is warranted because: (i) it is expected to align the interests of the shareholders of VCP and Aracruz; (ii) it is expected to capture synergies arising from the consolidation of the shareholder base of both companies into VCP; and (iii) of the Companies, VCP shall become the only publicly-listed Company, which is expected to enhance the liquidity of the shares held by the investors of both companies.

Given that Aracruz is to become a wholly-owned subsidiary of VCP, the registrations of Aracruz with the CVM, the BM&FBOVESPA, the U.S. Securities and Exchange Commission (“SEC”), the New York Stock Exchange (“NYSE”), the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) and the Madrid Stock Exchange (“Latibex”) will be cancelled in due course, thereby eliminating the costs associated therewith.

The Stock Swap Merger is expected to provide greater flexibility in the management of the businesses of the Companies, without comprising their operating efficiencies, and in the allocation of the results thereof, including for purposes of encouraging share purchases by new investors in VCP following the Stock Swap Merger. In addition, it is expected that this corporate restructuring will lead to the creation of the world’s leading pulp company.

1.6 In light of the foregoing reasons and of the following terms and conditions, management of the Companies understand that the Stock Swap Merger is the best alternative for the conduct of the Companies’ activities, which is expected to help provide for the creation of more favorable conditions for the preservation and creation of value for all shareholders of Aracruz and VCP.

Chapter II

Conditions for the Stock Swap Merger

2.1 The Stock Swap Merger consists of a transfer of the Aracruz shares, except for those held by VCP directly or indirectly through its Controlled Companies, to VCP’s asset base, with a concurrent capital increase of VCP, resulting in the transformation of Aracruz into a wholly-owned subsidiary of VCP pursuant to Section 252 of the Brazilian Corporation Law. The new VCP shares to be issued as a result of said capital increase shall be delivered to the current non-controlling shareholders of Aracruz subject to the following criteria, terms and conditions.

2.2 The Parties have taken into account the following factors in determining the structure of the Stock Swap Merger:

(a) VCP, through the Controlled Companies, is the owner of 377,814,336 Aracruz shares, representing 83.05% and 36.66% of Aracruz’s voting and total capital, respectively;

(b) If the Aracruz shares held by the Controlled Companies were merged into VCP’s asset base, VCP would be required to deliver VCP shares to the Controlled Companies, which would create reciprocal shareholdings between VCP and the Controlled Companies;

(c) Such reciprocal shareholdings are, as a rule, prohibited under Section 244 of the Brazilian Corporation Law. Therefore, the Aracruz shares held by the Controlled Companies shall not be merged into VCP’s asset base;

(d) Aracruz holds in treasury 1,966,314 shares, of which 483,114 are Aracruz common shares and 1,483,200 are Aracruz Class B Preferred Shares, and if such Aracruz treasury shares were included in the Stock Swap Merger, this would result in the delivery to Aracruz of VCP common shares, thereby creating the reciprocal shareholdings that are prohibited under Brazilian Corporation Law and also preventing Aracruz from becoming a wholly-owned subsidiary of VCP. Therefore, it was decided that said shares shall be cancelled at the EGMs referred to in item 2.20 below; and

(e) In view of the cancellation of the Aracruz treasury shares to be submitted for the analysis of the Aracruz shareholders, as a measure preceding the resolution on the Stock Swap Merger, the Aracruz treasury shares shall not be merged into VCP’s asset base and, as a consequence, said shares shall be disregarded for purposes of the VCP capital increase.

2.3 Date of the Stock Swap Merger. The date of the Stock Swap Merger shall be August 24, 2009.

2.4 Reference Balance Sheets for the Stock Swap Merger. VCP’s and Aracruz’s balance sheets, as of December 31, 2008 (“Reference Balance Sheets”), are the reference balance sheets for the Stock Swap Merger, and were prepared on a consistent basis according to the Brazilian Corporation Law with regard to the rules and criteria applicable to the preparation of financial statements of companies and to the generally accepted accounting principles containing all accounting elements that are necessary and sufficient for the analysis of the Stock Swap Merger. VCP’s balance sheet was audited by Terco Grant Thorton – Auditores Independentes (“VCP Balance Sheet”), and Aracruz’s balance sheet was audited by Deloitte Touche Tohmatsu – Auditores Independentes (“Aracruz Balance Sheet”).

2.5 Specialized Firms. The following firms have been retained subject to the approval of VCP’s EGM:

(a) Baker Tilly Brasil – ES Auditores Independentes Ltda. (“Baker Tilly”), a professional partnership (sociedade civil) with headquarters in the City of Vitória, State of Espírito Santo, at Avenida Nossa Senhora da Penha no. 520, Praia do Canto, registered with the Regional Accounting Council of the State of Espírito Santo under CRC no. 2ES000289/O-5, enrolled with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under CNPJ/MF no. 27.243.377/0001-28, acting as a specialized firm responsible for the valuation of the Aracruz shares for purposes of Section 226 and 252, paragraph 1, of the Brazilian Corporation Law; and

(b) KPMG Corporate Finance Ltda. (“KPMG”), a professional partnership (sociedade civil) with headquarters in the City of São Paulo, State of São Paulo, at

Avenida 9 de Julho, 5109 – 6th floor, registered with the Regional Accounting Council of the State of São Paulo under no. RE/3106 and the Regional Business Administration Council of the State of São Paulo under CRA no. 1037, acting as a specialized firm responsible for the valuation, at market value, of VCP’s and Aracruz’s shareholders’ equity for purposes of Section 264 of the Brazilian Corporation Law.

2.6 Valuations. The reference date of the valuations described below, which were carried out by the specialized firms listed in item 2.5 above, was December 31, 2008:

(i) Shareholders’ Equity at Book Value. In compliance with Section 226 and paragraph 1 of Section 252, both of the Brazilian Corporation Law, the specialized firm Baker Tilly valued the Aracruz shares to be merged into VCP’s asset base at their book value, according to the standards and criteria applicable to the preparation of financial statements of corporations pursuant to the Brazilian Corporation Law.

According to said report, the book value of the Aracruz shares that are subject to the Stock Swap Merger is R$529,842,603.00 (“Aracruz Book Value Appraisal Report”).

(ii) Shareholders’ Equity at Market Value. According to Section 264 of the Brazilian Corporation Law and in order to allow non-controlling shareholders of Aracruz to compare the Stock Swap Merger exchange ratios, management of VCP retained KPMG as a specialized company to value the shareholders’ equity of VCP and Aracruz.

Said valuations have been carried out at market value according to the same criteria and on the same reference date, and the respective valuation reports yielded the following results:

(a) market value of VCP’s shareholders’ equity: R$5,941.286,655.00 or R$29.506 per share (“VCP Market Value Appraisal Report”); and

(b) market value of Aracruz’s shareholders’ equity: R$3,348,659,176.00 or R$3.243 per share (“Aracruz Market Value Appraisal Report”).

According to the criteria mentioned in this item 2.6(ii), the ratio for the exchange of the Aracruz shares for VCP shares would be 0.1099 VCP common share for each and every Aracruz common or preferred share.

2.7 Stock Swap Merger Exchange Ratio. In order to determine the Stock Swap Merger ratio for the exchange of the Aracruz shares held by Aracruz’s non-controlling shareholders for the VCP shares, the Aracruz and VCP shares were valued at their respective market values, as calculated based on the daily average exchange ratio of those shares as traded on the BM&FBOVESPA from December 2, 2008 (inclusive) to January 16, 2009 (inclusive). Based on this methodology, management of both Companies deem it fair to set the Stock Swap Merger exchange ratio at 0.1347 VCP common share for each and every Aracruz share. A 0.91 adjustment factor will be applied for the exchange of VCP common shares for Aracruz Class A Preferred or Class B Preferred Shares. As a result, each Aracruz Class A Preferred or Class B Preferred Share shall be exchanged for 0.1226 VCP common share.

Special Independent Committees. The Companies established their respective Special Independent Committees according to CVM Practice Bulletin (Parecer de Orientação) no. 35, dated September 1, 2008, for the specific purpose of analyzing the conditions for the Stock Swap Merger and submitting their recommendations to the respective Boards of Directors of VCP and Aracruz.

After having (a) taken note of the discussions between the members of the Special Independent Committee of VCP (“VCP Committee”) and the Special Independent Committee of Aracruz (“Aracruz Committee”), (b) examined the reports prepared by the members of the VCP Committee and of the Aracruz Committee, and (c) debated among themselves the conclusions reached by the members of said Committees, the members of the Boards of Directors of VCP and Aracruz agreed to adopt exchange ratios for the Stock Swap Mergers within the ranges that were acceptable to both Committees, while trying to come as close as possible to the recommendation of the Aracruz Committee, but also respecting the limits set by the VCP Committee. In this context, management of both Companies decided to adopt the originally proposed Stock Swap Merger exchange ratio of 0.1347 VCP common share for each and every Aracruz common share. As described in this item 2.7, a 0.91 adjustment factor will be applied to the above ratio for the exchange of the Aracruz Class A Preferred and Class B Preferred Shares for VCP common shares, so that each Aracruz Class A Preferred or Class B Preferred Share shall be exchanged for 0.1226 VCP common share. Such ratios are understood to be in compliance with the recommendations of both Committees.

The VCP Committee and the Aracruz Committee retained Banco Bradesco BBI S.A. and Banco Merrill Lynch de Investimentos S.A., respectively, to advise them on the discharge of their duties.

2.7.1 Since the Stock Swap Merger exchange ratio calculated based on the quotation of the shares traded on the BM&FBovespa proved to be more advantageous to the non-controlling shareholders of Aracruz, and considering the recommendations of their respective Special Independent Committees, management of the Companies decided to consider the following ratios for the exchange of the Aracruz shares for VCP shares: (i) 0.1347 VCP common share for each and every Aracruz common share; and (ii) 0.1226 VCP common shares for each and every Aracruz Class A Preferred or Class B Preferred Share.

2.8 Fractional Shares. To keep Aracruz shareholders from holding fractional VCP common shares as a result of the Stock Swap Merger, Aracruz shareholders shall receive from Votorantim Industrial S.A. (“VID”), VCP’s controlling shareholder, a donation of a whole VCP common share in exchange for any VCP common share fraction resulting from the Stock Swap Merger.

2.9 Rights Conferred by the VCP Shares. Holders of the Aracruz shares, irrespective of their type or class, will become holders of VCP common shares as a result of the Stock Swap Merger, and will enjoy all the voting and economic rights of those VCP shares as listed in the table below. For comparison purposes, this table also shows the rights currently conferred by the Aracruz shares.

Before the Stock Swap Merger	After the Stock Swap Merger
The Aracruz shares confer the following rights to their holders:	The VCP common shares to be issued as a result of the Stock Swap Merger will confer the following rights to their holders:

(i) a mandatory dividend of at least 25% of net income for the year, as adjusted according to applicable law;	(i) a mandatory dividend of at least 25% of net income for the year, as adjusted according to applicable law;

(ii) each Aracruz common share entitles its holder to one vote at Shareholders’ Meetings; and

(ii) each VCP common share will entitle its holder to one vote at Shareholders’ Meetings; and

(iii) in the event of a change of control, a tender offer will be launched under Section 254 of the Brazilian Corporation Law in order to extend to VCP’s other shareholders the same treatment as that afforded to the VCP’s former controlling shareholders who have sold their controlling stakes in VCP.

(iii) holders of Aracruz preferred shares are entitled to a dividend that is 10% higher than that allocated to each Aracruz common share, and also have priority in the reimbursement of capital in the event of the winding up of Aracruz, as follows:

(a) holders of the Aracruz Class A Preferred Shares are entitled to a minimum dividend equal to the greater of (i) 6% of the annual mandatory dividend or (ii) the product that results from multiplying the annual mandatory dividend by the weight that the Aracruz Class A Preferred Shares have in relation to the total number of Aracruz shares, and

(b) holders of the Aracruz Class B Preferred Shares are entitled to a dividend that is 10% higher than that allocated to the Aracruz common shares, but do not have priority in the distribution of such dividend.

2.9.1. It is understood that the issuance of VCP common shares is warranted because the Stock Swap Merger is part of the Companies’ corporate restructuring process, which shall ultimately result in the migration of VCP to the Novo Mercado listing segment of the BM&FBOVESPA. In addition, VCP intends to list on the NYSE the new VCP ADSs that shall be delivered to holders of the Aracruz ADSs as a result of the Stock Swap Merger.

2.10 Appraisal Rights

VCP. VCP shareholders will not be entitled to appraisal rights in connection with the Stock Swap Merger because the VCP common shares meet the liquidity and dispersion criteria set forth in letters “a” and “b” of item II of Section 137 of the Brazilian Corporation Law.

Aracruz. The Stock Swap Merger grants the dissenting holders of the Aracruz common and Class A Preferred Shares the option of exercising appraisal rights against the redemption of their respective Aracruz common and Class A Preferred Shares. Holders of Aracruz Class B Preferred Shares are not entitled to appraisal rights because the Aracruz Class B Preferred Shares meet the liquidity and dispersion criteria set forth in letters “a” and “b” of item II of Section 137 of the Brazilian Corporation Law.

The appraisal rights redemption amount for the dissenting holders of Aracruz common and Class A Preferred, as calculated based on Aracruz’s shareholders’ equity set forth in the Aracruz Balance Sheet is R$0.9177 per Aracruz common or Class A Preferred Share.

Pursuant to Section 137, paragraph 1, of the Brazilian Corporation Law, Aracruz Class A Preferred and common shareholders of record on the first date of publication of the call notice of the EGM that will deliberate on this Protocol, or on the date of publication of the material event notice in respect of the Stock Swap Merger, if earlier, may exercise appraisal rights.

Pursuant to items IV and VI of Section 137 of the Brazilian Corporation Law, appraisal rights may be exercised within a period of 30 days from the publication date of the minutes of the Aracruz EGM that approves the Stock Swap Merger. On such publication date, a Shareholder Notice will be published with the necessary information for the exercise of appraisal rights. The appraisal rights redemption amount will depend on the consummation of the Stock Swap Merger as set forth in Section 230 of the Brazilian Corporation Law.

2.11 VCP Capital Increase. If the Stock Swap Merger is approved, VCP’s shareholders’ equity will be increased by R$1,203,677,588.00 by means of an issuance of 70,804,564 VCP common shares, in book entry form with no par value, at the price of R$17.00 each. As a result, VCP’s share capital will be equal to R$7,587,144,784.59. Of the R$1,203,677,588.00 VCP capital increase, R$529,842,603.00 will be allocated to the VCP’s share capital account and R$673,834,985.00 will be allocated to a goodwill reserve account in connection with the subscription of shares.

The 70,804,564 newly-issued VCP common shares shall be (a) subscribed by Aracruz, on behalf of its shareholders, (b) paid in with the Aracruz shares that are subject to the Stock Swap Merger, and (c) allotted to the non-controlling shareholders of Aracruz, whether holders of Aracruz common or preferred shares, in proportion to their respective interest in the capital stock of Aracruz and in accordance with the Stock Swap Merger Exchange ratios described in item 2.7.

The new shares to be issued by VCP will participate fully in VCP’s results for the current fiscal year.

Therefore, the capital stock of VCP, which shall be equal to R$7,587,144,784.59, shall be represented by 460,968,916 book-entry common shares with no par value.

2.12 Capital Stock of Aracruz. The 1,030,587,806 shares into which the capital stock of Aracruz shall be divided after cancellation of the Aracruz treasury described in item 2.2 (d) and (e) above shall be directly and indirectly held by VCP, and Aracruz shall become a wholly-owned subsidiary of VCP.

2.13 Fluctuations in Shareholders’ Equity. The Stock Swap Merger will have a December 31, 2008 reference date. Fluctuations in shareholders’ equity at each Company occurring after December 31, 2008 shall be reflected on their respective accounting entries.

2.14 Depositary Receipts Program of Aracruz and VCP

Given that: (i) the Stock Swap Merger ratio for the exchange of Aracruz Class B Preferred Share for VCP common shares is 0.1226 VCP common share for each and every Aracruz Class B Preferred Shares, and (ii) one Aracruz ADS corresponds to ten Aracruz Class B Preferred Shares, if the Stock Swap Merger is approved, the Stock Swap Merger ratio for the exchange of the Aracruz ADSs for VCP ADSs shall be 1.226 VCP ADS for each and every Aracruz ADS.

Fractional VCP ADSs resulting from the Stock Swap shall be sold in due course on the NYSE by the depositary of the VCP ADS program.

If the Stock Swap Merger is approved, VCP intends to list on the NYSE the new VCP ADSs that shall be delivered to holders of the Aracruz ADSs as a result of the Stock Swap Merger. Nevertheless, the Aracruz ADSs shall continue to trade normally on the NYSE until the expiration of the appraisal rights exercise period referred to in item 2.10 above.

2.15 Date for Replacement of Ticker Symbols. The Aracruz shares will continue to trade normally on the stock exchanges where they are presently listed until the expiration of the appraisal rights exercise period referred to in item 2.10 above.

Therefore, holders of Aracruz Class B Preferred Shares currently trading on the Latibex who do not wish to engage in trading on the BM&FBOVESPA will be able to sell their Aracruz Class B Preferred Shares on the Latibex until the expiration date for the exercise of appraisal rights, as described in item 2.10 above.

Because VCP is not listed, and does not intend to list, on the Latibex, the Aracruz Class B Preferred Shares will be exchanged for VCP common shares pursuant to the Stock Swap Merger exchange ratio described in item 2.2 above, and the VCP common shares delivered to holders of Aracruz Class B Preferred Shares that presently trade on the Latibex will only be traded on the BM&FBOVESPA.

2.16 Amendments to the By-Laws. As a consequence of the Stock Swap Merger, the Companies shall amend their respective by-laws, such that:

(a) VCP’s by-laws reflect the new value of VCP’s capital stock and the new quantity of VCP common shares in which VCP’s capital stock is to be divided; and

(b) Aracruz’s by-laws reflect Aracruz’s new status as a wholly-owned subsidiary of VCP.

2.17 Opinion of the Fiscal Council. The Stock Swap Merger proposal was favorably and unanimously voted by the members of the Fiscal Councils of VCP and Aracruz, according to the Fiscal Council meetings held on July 21, 2009.

2.18 No Successorship. Upon the consummation of the Stock Swap Merger, VCP will not succeed to the properties, rights, assets, obligations and liabilities of Aracruz, which shall have its separate corporate status preserved.

2.19 Wholly-Owned Subsidiary. Upon approval of the Stock Swap Merger, Aracruz shall become a wholly-owned subsidiary of VCP.

2.20 Corporate Acts. Meetings of the Boards of Directors of VCP and Aracruz were held, and Special Shareholders Meetings of such Companies shall be held, to analyze and deliberate on the Stock Swap Merger provided for herein.

2.21 Implementation. VCP management shall perform all acts, registrations and annotations necessary to implement the Stock Swap Merger.

Chapter III

Miscellaneous

3.1 The VCP Market Value Appraisal Report, the Aracruz Market Value Appraisal Report and the Aracruz Book Value Appraisal Report (“Appraisal Reports”), prepared by the specialized companies mentioned in item 2.5, are in accordance with the law and regulations applicable to the Stock Swap Merger set forth in this Protocol.

3.2 The specialized companies mentioned in item 2.5 declared to the Companies that: (i) they do not have any direct or indirect interest in any of the Companies or in the Stock Swap Merger; (ii) there are no situations that may be deemed as a present or potential conflict or pooling of interests involving either of those firms and VCP or Aracruz, or either of those firms and VCP’s controlling shareholder, VID; and (iii) neither VID nor management of the Companies have directed, restricted, hindered or practiced any other act that has, or may have, interfered with the access to, utilization or knowledge of, any information or document relevant to the conclusions reached by the specialized firms.

3.3 The financial statements of the Companies were duly audited by independent auditors registered with the CVM.

3.4 In view of the valuations included in the Appraisal Reports, as well as the terms and conditions of this Protocol, it is understood that the exchange ratios provided for in item 2.7 hereof are deemed to be equitable.

3.5 The cost to be incurred with the implementation of the Stock Swap Merger process set forth in this Protocol is estimated at R$3,000,000.00, including expenses related to publications, auditors, appraisers, lawyers and other technical professionals to be retained to advise on this transaction.

3.6 The transaction involving the purchase of Aracruz’s was submitted to the Brazilian Competition Authority (Conselho Administrativo de Defesa Econômica).

Any other communications required in connection with the Stock Swap Merger shall be submitted to competent Brazilian and/or foreign governmental authorities pursuant to applicable law.

3.7 This instrument is entered into irrevocably and irreversibly, and shall be binding upon the parties hereto and their successors.

3.8 All documents used in the planning, assessment, promotion and execution of the Stock Swap Merger, this Protocol,, the Reference Balance Sheets, the Appraisal Reports, the relevant minutes of the meetings of the Boards of Directors of VCP and Aracruz, the opinions of the Companies’ respective Fiscal Councils, the reports of the VCP Committee and the Aracruz

Committee and drafts of the new VCP and Aracruz by-laws will be made available at (i) the headquarters of VCP, located at Alameda Santos no. 1,357 – 8th floor, in the city of São Paulo, and (ii) the São Paulo office of Aracruz, located at Av. Brigadeiro Faria Lima no. 2,277 – 4th floor.

São Paulo, July 21, 2009.

For VOTORANTIM CELULOSE E PAPEL S.A.

Chief Executive Officer	Investor Relations Officer

For ARACRUZ CELULOSE S.A.

Chief Executive Officer	Investor Relations Officer

Annex D

KPMG Corporate Finance Ltda.	Central Tel	55 (11) 3245-8000
Av. 9 de Julho, 5.109 - 6º andar	Fax	55 (11) 3245-8309
01407-905 - São Paulo, SP - Brasil	Internet	www.kpmg.com.br
To

The Board of Directors of

Votorantim Celulose e Papel S.A.

July 20, 2009

Att.: Mr. Osvaldo Ayres Filho

Dear Sirs:

According to the terms of our proposal for rendering services, dated October 2, 2008, and pursuant to subsequent understandings, we conducted an appraisal of the Shareholders’ Equity at Market Prices of Votorantim Celulose e Papel S.A. and its subsidiaries and associated companies, whose report is attached.

We consider that the services subject matter of our contract have been fully concluded against the delivery of this report.

Yours sincerely,

Luis Augusto Motta	Luiz Renato G. Pereira
Partner	Director

Note:	This document is a free translation of the original document in Portuguese. In case of any differences, the document in Portuguese should prevail.

KPMG Corporate Finance Ltda., is a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.	KPMG Corporate Finance Ltda. is a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Glossary	Free translation of the original document in Portuguese

Entities mentioned		Sundry terms
VCP or Company	Votorantim Celulose e Papel S.A.	CDI	Interbank Deposit Certificate

Aracruz	Aracruz Celulose S.A.	COFINS	Contribution for Social Security Funding

KPMG	KPMG Corporate Finance Ltda.	LIBOR	London Inter Bank Offered Rate

DTT	Deloitte Touche Tohmatsu Consultores Ltda.	ICMS	Value-Added Tax on Sales and Services

BM&F	Bolsa de Mercadorias & Futuros	PIS	Social Integration Program

FGV	Fundação Getúlio Vargas	TJLP	Long-term interest rate - BNDES

Asapir	Asapir Produção Florestal e Comércio Ltda.

Newark	Newark Financial Inc.

VCP-MS	VCP-MS Celulose Sul Mato-Grossense Ltda.

Normus	Normus Empreendimentos e Participações Ltda.

VCP North America	VCP North America Inc.

VCP Trading	VCP Trading NV.

VCP OH Kft	VCP Overseas Holding Kft

VCP OH Limited	VCP Overseas Holding Limited

VCP Asia	VCP Asia Shangai Office

VCP Terminais	VCP Terminais Portuários S.A.

VOTO IV	Voto-Votorantim Overseas Trading Operations N.V. IV

Ripasa Int.	Ripasa International Ltd.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

1. Relevant notes	Free translation of the original document in Portuguese

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Votorantim Celulose e Papel S.A. (“VCP” or “Company”) notified the market by means of a public announcement, dated January 20, 2009, of the conclusion of negotiations with the members of the Lorentzen, Moreira Salles and Almeida Braga Families for the acquisition of common shares issued by Aracruz Celulose S.A. (“Aracruz”) representing approximately 28.03% of the voting capital. In a public announcement published on March 5, 2009, VCP communicated the signing of a contract for the acquisition of common shares issued by Aracruz, representing approximately 28.03% of the voting capital, belonging to the Safra Family, as a result of the exercise of the right to joint sale in view of the transaction carried out with the Lorentzen, Moreira Salles and Almeida Braga Families.

•

KPMG Corporate Finance Ltda. (“KPMG”) was contracted by the Management of VCP for an appraisal of the Shareholders’ Equity at Market Prices of the Company and its subsidiaries and associated companies, in compliance with the requirements of art. 264 of Brazilian Law 6404/76.

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The information contained in this Appraisal Report was based on the audited financial statements of the Company as of December 31, 2008, on management information relating to the Company, submitted by its Management, and on information available to the public in general, by means of public sources.

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The Company, through designated professionals, supplied information referring to data, projections, assumptions and estimates relating to the Company and its market, used in this Appraisal Report. KPMG used the abovementioned information and discussions with the professionals of the Company or other representatives hereof as a basis.

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KPMG obtained information from public sources that it considers reliable. The public information used included quotations of contracts in futures markets, among others, for the values of assets and liabilities of the Company resulting from our calculations to be obtainable based on more current information, which is consequently more in keeping with its realization expectations.

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KPMG was not responsible for independently verifying any information available to the public, received from the Company, or from third parties contracted by the Company, or offered thereto in the preparation of this Appraisal Report. Neither does KPMG assume responsibility for the precision, accuracy or sufficiency of this information. KPMG analyzed the consistency of the information received and accepted it and used it, in the sphere of its analysis, as it considered this information consistent. However, KPMG does not express an opinion about the trustworthiness of the presentation of the information mentioned, and emphasizes that any errors, alterations or modifications in this information could significantly affect the analyses of KPMG.

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During the course of our work, we performed analysis procedures whenever necessary. However, we emphasize that our appraisal work did not constitute an audit of the financial statements or any other information presented to us by the Company, and it should not be considered as such.

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For the preparation of this Appraisal Report, KPMG adopted the assumption of faith, with express consent of the Company, in the accuracy, content, veracity, completeness, sufficiency and integrality of all the data that was provided or discussed, in order not to assume or to go through with the physical inspection of any assets and property, refraining, moreover, from preparing or obtaining independent appraisal of assets and liabilities of the Company, or of their solvency, considering consistent the information used in this appraisal report, with the Company assuming responsibility, including on behalf of its agents, partners and collaborators, for everything transmitted or discussed with KPMG.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

1. Relevant notes (cont’d)	Free translation of the original document in Portuguese

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The market values of the fixed assets and inventories of spare parts of the Company and of its subsidiaries and associated companies were not subject to appraisal by KPMG. These values were obtained by the appraisal at market values of the fixed assets and inventories of spare parts executed by the specialized company Deloitte Touche Tohmatsu Consultores Ltda., which the results were presented in a report dated June 6, 2009.

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The information referring to the data, to the projections, to the assumptions and to the estimates relating to the Company and to its market, used and contained in this Appraisal Report, is based on certain groups of reports and presentation layout that can differ considerably in relation to the group of accounts presented by the Company in the preparation of the Standardized Financial Statements, available to the public. This procedure was adopted to allow the projections presented to be consistent with the group of accounts presented in the management financial statements made available. Occasional differences in the groups of accounts do not have an impact on the results.

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The information contained here is that used and/or presented by the Company, adjusted by KPMG, according to its judgment, referring to reasonableness, and is assumed to originate from the best appraisal of the Company and of its Management in relation to the evolution of the Company and of its market.

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Unless expressly presented otherwise, as indicated in writing in specific notes or references, all the data, historical information, market information, estimates, projections and assumptions, included, considered, used or presented in this Appraisal Report are those submitted by the Company to KPMG.

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The information related to the financial position of the Company, contained herein, is that available on December 31, 2008. Any change in these positions might affect the results of this Appraisal Report. KPMG does not assume any obligation concerning the updating, revision or amendment of this Appraisal Report, as a result of the disclosure of any information subsequent to December 31, 2008, or as a result of any subsequent event.

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The corporate structures and the percentages of interest in associated and subsidiary companies presented in this report were informed by Company Management, according to the base date as of December 31, 2008, and were not subject to an independent verification by KPMG.

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It is worth emphasizing that the appraisal of Shareholders’ Equity at Market Prices of VCP was impacted by the appraisal of Shareholders’ Equity at Market Prices of Aracruz, whose report was issued by KPMG on the same date as this one. The appraisal of Aracruz considered the renegotiation of its financial liabilities executed with certain creditor banks, whose debt renegotiation contract was signed on May 13, 2009.

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As per a specific request from Company Management, the Shareholders’ Equity at Market Prices of the Company was appraised considering the percentage of interest of VCP in Aracruz as of December 31, 2008, without considering the increases of VCP’s interest in Aracruz that occurred subsequent to that date. Potential effects of the increase of VCP’s interest in Aracruz influence the Shareholders’ Equity at Market Prices of VCP.

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There are no guarantees that the assumptions, estimates, projections, partial or total results or conclusions used in this Appraisal Report will be effectively attained or verified, in whole or in part. The realized future results of the Company may differ from those projected, and these differences can be significant, possibly resulting from various factors, including, but not limited to, changes in the market conditions. KPMG does not assume any responsibility in relation to these differences.

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This Appraisal Report was generated according to economic and market conditions, among others, available on the date of its preparation, whereby the conclusions presented are subject to variations due to a range of factors over which KPMG has no control.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

1. Relevant notes (cont’d)	Free translation of the original document in Portuguese

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For the performance of the work, KPMG adopted the assumption that all the approvals of a governmental or regulatory or of any other nature, besides waiver, rider or repricing of contracts necessary for the deal lined up were or will be obtained, and that no potential modification required on account of these acts will cause adverse equity effects for the Company. KPMG was not responsible for defining or analyzing the legal aspects inherent to this restructuring process involving VCP and Aracruz.

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KPMG emphasizes that its services do not include counseling of any nature, such as legal or accounting advice. The content of this material is not and should not be considered a promise or assurance in relation to the past or to the future, or a recommendation for the share substitution ratio price.

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This Appraisal Report was prepared in accordance with the terms of art. 264 of Law 6404/76. This Appraisal Report does not represent or constitute a proposal, request, suggestion or recommendation by KPMG for ratio of the merger of shares of VCP and of Aracruz (“Merger of Shares”), whereas the Company shareholders in possession of voting shares (Shareholders) are fully responsible for any decision made. KPMG cannot assume responsibility or be held accountable for the decisions of the Shareholders.

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The Shareholders should conduct their own analyses in relation to the convenience of Merger of Shares of the merged companies in relation to the merging company, and should consult their own financial, tax and legal advisors, to define their own opinions about the Mergers of Shares, in an independent manner. The Appraisal Report should be read and interpreted in light of the restrictions and qualifications previously mentioned. The reader should take into consideration in his analysis the restrictions and characteristics of the sources of information used.

•	This Appraisal Report should be used exclusively in the context of the Merger of Shares.

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This Appraisal Report cannot be circulated, copied, published or in any way used, neither can it be filed, included or referred to in whole or in part in any document without the prior consent of KPMG, although its use by third parties is allowed under the strict terms of article 264 of Law 6404/76.

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Company and sector analysis reports drawn up by other institutions, perhaps due to their autonomy, can deal with assumptions in a manner unlike the approach of this appraisal and consequently present significantly different results.

•	This Appraisal Report was prepared according to the guidelines of CVM Instruction CVM 436/06 (which altered CVM Instruction 361/02).

•	The sum of individual values presented in this Appraisal Report can differ from the sum presented, due to the rounding off of figures.

•	We consider that the presentation of this Appraisal Report permanently concludes the services that were the subject matter of our proposal.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

2. Executive summary	Free translation of the original document in Portuguese

Introduction

•	The Managements of VCP and of Aracruz plan to execute corporate restructuring, whereby they will go through with the absorption of shares of Aracruz in the equity of VCP (“Merger of Shares”).

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As a consequence of the Merger of Shares (a) the current shareholders of the Merged Company (Aracruz), which did not exercise the right to withdrawal, will receive shares issued by the Merging Company (VCP) and (b) VCP will become the owner of all the shares issued by Merged Company, whereupon the Merged Company will become a wholly-owned subsidiary of the Merging Company. For the issue of shares of VCP, the Managements of VCP and of Aracruz should establish the share substitution ratio (“Ratio of Exchange”) of the Merged Company to shares of the Merging Company.

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KPMG was contracted by the Management of VCP for an appraisal of the Shareholders’ Equity at Market Prices of the Company, in compliance with the requirements of art. 264 of Law 6404/76, whose most relevant portions are reproduced below:

Art. 264 of Law 6404/76

“In the takeover, by the parent company, of a subsidiary company, the justification, submitted to the general meeting of the subsidiary, should contain, in addition to the information provided for in arts. 224 and 225, the calculation of the ratios of substitution of the shares of the non-controlling shareholders of the subsidiary with a basis on the value of the shareholders’ equity of the shares of the parent company and of the subsidiary with the two equities appraised according to the same criteria and on the same date, at market prices, or based on another criterion accepted by the Securities Commission, in the case of publicly-held companies”.

Objective of the appraisal

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In accordance with the terms of our proposal dated of October 2, 2008, and respective rider of January 27, 2009, we conducted an independent appraisal of the Shareholders’ Equity at Market Prices of VCP (parent company), for compliance with regulations established by Corporation Law in art. 264 of Law nº 6404/76, of December 15, 1976.

Source of information and base date

•	The audited financial statements of VCP and of its subsidiaries as of December 31, 2008, which is the base date of this Appraisal Report, were used as a starting point.

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The work was also based on interviews with Company Management, on management data, additional written or verbal information, provided by the Company, trial balances, projection of results prepared by Company Management, projections of economic indicators derived from futures contracts and others traded at BM&F and on projections of market indicators disclosed by Bloomberg.

Use and disclosure of the report

•	This Appraisal Report should be used exclusively in the context of the Mergers of Shares of Aracruz by VCP.

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This Appraisal Report cannot be circulated, copied, published or in any way used, neither can it be filed, included or referred to in whole or in part in any document without the prior consent of KPMG, although its use by third parties is allowed under the strict terms of article 264 of Law 6404/76.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

2. Executive summary (cont’d)	Free translation of the original document in Portuguese

Valuation criteria

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The criterion of appraisal of the Shareholders’ Equity at Market Prices was applied to the calculation of the market value of the Company’s shareholders’ equity, considering assets and liabilities recorded in its financial statements of December 31, 2008.

•	The application of this criterion took the book values of assets and liabilities as a starting point and requires adjustments in some of these items to reflect their probable realization value.

•	Some of the main parameters that were observed for the execution of this assignment, as described in CVM Instruction CVM 436, are presented below:

1.	The value of shareholders’ equity appraised at market prices was estimated with a basis on the sale or the settlement of the assets and liabilities separately under the following conditions:

a.	The market value should correspond to the value expressed in cash or equivalent at which the property (or any other asset or liability) could be exchanged between a willing buyer and a willing seller, with reasonable knowledge of both and without compulsion for purchase or sale by one of by both; and

b.	The value of the assets should be appraised in reference to the market prices under conditions of orderly settlement, or of “current cash equivalents”, in other words, the settlement value under forced sale conditions should not be considered, at any cost.

2.	The report summarizes the asset and liability items estimated in conditions of trade with debtors and creditors and contains the justification and appraisal criteria for each item, monetary and non-monetary, which were only grouped in conditions of similarity and relevance of the item.

3.	The following appraisal bases were observed in the different classes of items:

a.	Monetary assets, such as cash, cash equivalents and receivables, were appraised at fair value, that is, the amount at which an asset could be traded between independent and interested parties, familiar with the subject and willing to negotiate, in a normal transaction, without favors and with exemption of other interests. In cases where it was not possible to identify the market, these items were appraised through calculation of the present value of receipts in order to reflect the current market appraisals regarding the time value of money and the specific risks;

b.	Non-monetary assets, such as inventories, land, buildings, property, machinery and facilities, besides intangible assets like brands and patents, were appraised by the probable realization value.

c.	Monetary liabilities, such as debts, and payables, were appraised at fair value, as defined in letter “a” of this item.

d.	Contingencies were appraised according to the outcome expected by Company Management and/or its legal counsel.

4.	The statement of the Shareholders’ Equity at Market Price summarizes assets and liabilities in a deductible manner, with Shareholders’ Equity at Market Prices remaining which, divided by the number of shares, will indicate the Shareholders’ Equity at Market Prices per share.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

2. Executive summary (cont’d)	Free translation of the original document in Portuguese

Main procedures

•	In order to fulfill the requirements presented previously, the work involved the following main procedures:

•	Reading of the Company’s trial balances;

•	Analysis of the asset and liability accounts recorded in the financial statements of the Company;

•	Discussions and obtainment of additional information from Company Management;

•	Calculation of the market value of items whose book values were identified as being different from their respective market values;

•	Adjustment of the financial statements based on the result of the market value calculations;

•	Adjustment of the Company’s fixed assets at their respective market values based on the appraisal report prepared by the specialists engaged by the Company; and

•	Calculation of the of the Shareholders’ Equity at Market Prices of the Company and of its subsidiaries.

•	The procedures applied to the adjustment of assets subject to appraisal at market prices are described in Chapter 4 of this report.

Subsequent events

•	This appraisal does not reflect events occurring after the date of issuance of this report.

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It is worth emphasizing that the appraisal of Shareholders’ Equity at Market Prices of VCP was impacted by the appraisal of Shareholders’ Equity at Market Prices of Aracruz, whose report was issued by KPMG on the same date as this one. The appraisal of Aracruz considered the renegotiation of its financial liabilities executed with certain creditor banks, whose debt renegotiation contract was signed on May 13, 2009.

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As per a specific request from Company Management, the Shareholders’ Equity at Market Price of the Company was appraised considering the percentage of interest of VCP in Aracruz as of December 31, 2008, without considering the increases of VCP’s interest in Aracruz that occurred subsequent to that date. Potential effects of the increase of VCP’s interest in Aracruz influence the amount of Shareholders’ Equity at Market Prices of VCP.

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Any other relevant events that have occurred between the base date of the appraisal and the date of issuance of this document and that have not been communicated to KPMG might affect the appraisal result.

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With the exception of the increases of VCP’s interest in Aracruz and the formalization, by the Management of Aracruz, of the renegotiation of financial liabilities with certain creditor banks whose debt renegotiation contract was signed on May 13, 2009, up to the date of issuance of this report, KPMG Corporate Finance was not aware of any other event that could substantially alter the result of this appraisal.

•	KPMG was not charged with the task of updating this report after the date of its issuance.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

2. Executive summary (cont’d)	Free translation of the original document in Portuguese

Conclusion

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Based on the objective of this appraisal, on the criteria used and their respective assumptions, the estimated Shareholders’ Equity at Market Prices of the Company on December 31, 2008, according to its corporate structure on this date, in our opinion is as follows (in thousands of shares):

Shareholders’ Equity at Market Prices

Quantity of shares (1)	201,361

Shareholders’ Equity - Book Value (in R$)	4,149,155,811

Value per share - Book Value (in R$)	20.606

Shareholders’ Equity at Market Prices	5,941,286,655

Value per share - Shareholders’ Equity at Market Prices (in R$)	29.506

Note (1): Source - Company

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The market prices of the fixed assets and inventories of spare parts and storeroom of the Company and its subsidiaries were not subject to appraisal by KPMG. We limited our work to the compilation of sums reported in the appraisal reports issued by DTT.

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We emphasize that the understanding of the conclusion of this report will only occur through the full reading of its text and of its appendices, and that readers should therefore not take conclusions from its partial reading.

•	KPMG Corporate Finance declares, for the appropriate purposes, that it does not have any direct or indirect interests in the Company or in the operation for which this report is intended.

•	In addition, it informs that its partners and directors and officers involved have not established any type of limitation on the performance of the work executed.

•	KPMG Corporate Finance was not charged with the task of updating this report after the date of its issuance.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

3. Information about the appraiser	Free translation of the original document in Portuguese

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The member firms of KPMG International are among the leaders in the global market of mergers and acquisitions. According to the independent survey of Thomson Financial Securities Data, the member firms of KPMG International were the number one financial advisor in a quantity of transactions concluded in nine of the twelve years as of 1994, having ranked second in the years in which it did not achieve leadership. From 2003 to 2006, they lead this ranking by a wide margin. After being vice leader in this ranking in 2007, KPMG International became the leader once again in 2008, year in which it advised 390 concluded merger and acquisition transactions. KPMG has received various awards in the last few years, of which the most recent was the title of “Advisor of the year in the European market of mid-sized companies” from Thomson Financial Acquisitions Monthly 2006 Awards.

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At present KPMG Corporate Finance no Brasil reckons with a team of approximately 50 highly qualified professionals, including 8 partners, 4 executive officers and 9 managers allocated at the São Paulo and Rio de Janeiro offices.

Internal process of approval of the appraisal report

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The appraisal of Shareholders’ Equity at Market Prices of the Company was executed by a team of highly qualified consultants, whereas the work was supervised and reviewed constantly by the partner and by the director in charge of the engagement. The work team was also comprised of a review partner and a manager. The approval of the appraisal report only occurred after the revisions by the engagement partner, the review partner, the director and the manager.

Identification and qualification of the professionals involved

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Luis Augusto Motta Pinto da Luz and Luiz Renato Guimarães Pereira coordinated and took part in the development of the appraisal presented in this Report and are responsible for it. See résumés of these professionals in Attachment III.

Declarations of the appraiser

•	KPMG Corporate Finance declares, on July 10, 2009, that:

•	It does not own shares of the Company and of its subsidiaries, or of their partners, executive officers, directors, board members, controlling shareholders or related persons.

•	There are no business and credit relations with the Company that could impact its role as appraiser.

•	There is no conflict of interests that impairs the independence necessary for the performance of its duties in this assignment.

•	The amount charged as remuneration for the services rendered, referring to the preparation of this appraisal report, was R$ 361 thousand.

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In the last 12 months the amounts received from VCP and from its subsidiaries, as remuneration for services rendered by KPMG, excepting those referring to the preparation of this report, were R$ 637 thousand. This amount includes the fees received from Aracruz referring to the appraisal report of that company, issued on the same date as this one.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

3. Information about the appraiser (cont’d)	Free translation of the original document in Portuguese

Experience of the appraiser

•	We present below some of the experiences of KPMG Corporate Finance in appraisals of publicly-held companies in recent years:

Client	Year	Description
Grupo Santander	2008	Appraisal by the Discounted Cash Flow methodology, Adjusted Shareholders’ Equity methodology and by Multiples of Grupo ABN Amro Real, referring to the merger of its operations in Brazil by Grupo Santander.

Paranapanema S.A	2008	Appraisal by the Discounted Cash Flow methodology, referring to the capital increase through issuance of new shares.

SAEPAR Serviços e Participações S.A	2008	Appraisal by the Discounted Cash Flow methodology, referring to the Public Offering of Acquisition of Shares of Sul América Companhia Nacional de Seguros.

Companhia Brasiliana de Energia	2007	Appraisal by the Discounted Cash Flow methodology, for corporate restructuring purposes.

VIVO	2007	Appraisal by the Discounted Cash Flow methodology of the companies Tele Norte Celular Participações S.A and Telemig celular Participações S.A., for compliance with art. 256 of Law n° 6404.

AES Tietê S.A	2007	Appraisal by the Discounted Cash Flow methodology, for fiscal purposes.

Grupo Santander	2006	Appraisal by the methodology of Shareholders’ Equity at Market Prices of the banks: Banco Meridional S.A.; Banco Santander Brasil S.A., Banco Santander S.A. and Banco do Estado de São Paulo S.A. – Banespa; for purposes of restructuring and exchange of shares.

Telefônica Data Brasil Holding S.A	2006	Appraisal by the Adjusted Shareholders’ Equity methodology, referring to the merger process at Telecomunicações de São Paulo.

Telecomunicações de São Paulo S.A	2006	Appraisal by the Adjusted Shareholders’ Equity methodology, referring to the merger process at Telefônica Data Brasil Holding S.A.

Banco do Estado do Ceará S.A	2005	Appraisal for purposes of definition of minimum price for auction of the Bank in the privatization process.

Suzano Bahia Sul Papel e Celulose S.A	2005	Appraisal by the Adjusted Shareholders’ Equity methodology, referring to the acquisition process of Ripasa S.A Celulose e Papel

Ripasa S.A. Celulose e Papel	2005	Appraisal by the Adjusted Shareholders’ Equity methodology, referring to the acquisition process by Suzano Bahia Sul Papel e Celulose S/A and Votorantim Celulose e Papel.

Votorantim Celulose e Papel	2005	Appraisal by the Adjusted Shareholders’ Equity methodology, referring to the acquisition process of Ripasa S.A Celulose e Papel

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

4. Information about the Company (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Company description

•	VCP was founded over 20 years ago, and recently became the world’s largest producer of pulp and paper, by acquiring control of Aracruz in the first quarter of 2009.

•	With the acquisition of Aracruz, VCP now has a combined annual production capacity of 5.8 million tons, representing a 12% share of the global pulp market.

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The Company’s operations are integrated and include everything from production of wood-which is the primary raw material-to the distribution of products to the final consumer. Wood production is also undertaken in partnership with rural growers, through special programs to foster tree-farming.

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As of the end of 2008, VCP (not counting Aracruz) was operating two industrial units in the state of São Paulo (one in Jacarei, where it produces pulp for sale on the market, and the other in Piracicaba, which produces specialty papers); a factory under construction (in Três Lagoas, state of Mato Grosso do Sul, scheduled to go on line in late March 2009); a paper production consortium (Conpacel, in the city of Americana, São Paulo); three forest areas (São Paulo, Mato Grosso do Sul and Rio Grande do Sul); a port terminal in Santos, SP; corporate offices in São Paulo, SP; three sales offices located outside Brazil (Zug, Switzerland; Baltimore, USA; and Shangai, China); a Distribution Center in Campinas, SP, and 19 paper distributor subsidiaries.

Brief history

1988	VCP is founded with the acquisition of the Luiz Antonio Unit, from Celpav, by Grupo Votorantim. At that time, the company had a forest comprised by 80 million eucalyptus trees.

1992	The Company expands its manufacturing complex by acquiring four units from Papel Simão S.A. At the same year, the Company acquires paper distributor KSR.

2001	The company acquires 28% of voting capital of Aracruz Celulose S.A.

2004	Together with Suzano Papel Celulose, VCP acquires Ripasa Celulose e Papel, holding a 50% interest in this company.

2005	VCP becomes signatory of the International Declaration on Cleaner Production, of the United Nations program for the Environment.

2006	The Company exchange assets with International Paper, delivering Luiz Antonio Unit and receiving a pulp plant project in Três Lagoas, and a forest base, both in Mato Grosso do Sul.

2007	VCP establishes a joint venture with Finnish company Ahlstrom in the paper segment at Jacareí Unit.

2006	VCP sells its stake in the joint venture of Jacareí unit to its partner Ahlstrom.

2009	The Company takes control of Aracruz by acquiring interests of Families Safra, Lorentzen, Almeida Braga and Moreira Salles.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

4. Information about the Company (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Corporate Structure

•	The corporate structure of VCP (Votorantim Celulose e Papel S.A.) is presented below, as of December 31, 2008.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

4. Information about the Company (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Main Branches of Business Activity

•	VCP works in four main branches within the chain of pulp and paper:

1.	Forestry: VCP’s forest units are a major differential in its business model, providing the essential raw material for the manufacture of pulp and paper, which is eucalyptus wood. Approximately 5,000 professionals, including company employees and outsourcers, work on everything ranging from the process of selecting and planting seedlings, to harvesting and supplying the wood that feeds the VCP industrial units.

2.	Pulp Market: VCP produces bleached eucalyptus pulp for the production of a variety of paper products, either for sale in foreign markets or for use in its own paper production.

3.	Paper: VCP produces printing and writing papers, tissue papers, paperboard, coated papers, carbonless papers, thermal papers, labels, etc.

4.	Distribution: Through its own distribution division, VCP provides its products throughout Brazil. KSR has a history that goes back 35 years, and is the largest distributor of paper and printing products in Brazil.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

4. Information about the Company (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Historical Performance

•	The Company’s balance sheet relating to the periods from 2004 to 2008 is presented below:

Balance Sheet of Votorantin Celulose e Papel - BRGAAP in millions of R$ - Annual series

	2004	2005	2006	2007	2008
ASSETS
Current assets	1,189	2,038	2,528	2,059	1,783
Cash and cash equivalents	77	35	69	82	661
Interest earnings bank deposits	323	1,131	1,410	1,234	101
Trade accounts receivable	260	276	217	187	221
Inventories	346	367	432	328	451
Deferred IRPJ and CSLL	—	16	98	14	100
Recoverable taxes	130	134	201	126	171
Swap Contract Credits	—	—	—	—	—
Other	53	79	100	88	78
Noncurrent assets	1,049	731	377	451	886
Swap Contract Credits	71	—	—	—
Interest earnings bank deposits	751	452	170	—
Recoverable taxes	86	72	53	120	160
Deferred IRPJ and CSLL	55	177	116	200	658
Other accounts receivable	86	30	37	130	68
Permanent assets	4,751	5,693	6,359	8,492	8,795
Investments	1,026	1,683	2,248	1,984	144
Property, plant and equipment	3,652	3,931	4,036	6,451	8,026
Deferred charges	73	79	76	55	—
Intangible assets	—	—	—	—	625

TOTAL ASSETS	6,989	8,462	9,264	11,002	11,464

LIABILITIES
Current liabilities	1,257	820	1,468	1,234	2,554
Suppliers	118	149	237	246	153
Loans and financing	790	270	668	543	2,032
Salaries and social security charges	41	46	42	41	53
Taxes and rates payable	21	50	72	11	7
IRPJ/CSLL Provision	47	—	—	28	5
Swap Contract Obligations	—	15	122	7	225
Interest on Capital/Dividends	209	240	275	322	1
Other	31	50	51	35	78
Noncurrent liabilities	1,815	3,480	2,680	4,135	4,778
Loans and financing	1,510	3,007	2,412	2,119	2,709
Obligations Swap contracts	—	200	94	—	8
Provision for contingencies	275	202	122	94	72
Deferred IRPJ and CSLL	30	22	—	98	160
Other	—	49	52	1,824	1,829
Shareholders’ equity	3,917	4,162	5,116	5,632	4,132
Capital	2,479	2,479	3,052	3,052	3,052
Capital reserve	70	71	84	84	3
Revaluation reserve	32	29	16	14	12
Legal reserve	147	175	206	247	—
Unrealized profit reserve	1,189	1,408	1,758	2,235	1,065

TOTAL LIABILITIES	6,989	8,462	9,264	11,002	11,464

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

4. Information about the Company (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Historical Performance (cont’d)

•	We present below the Income Statements of the Company for the periods from 2004 to 2008:

BRGAAP in millions of R$	2004	2005	2006	2007	2008
Net revenue	2,982	2,772	2,892	2,614	2,487
Domestic market	1,530	1,399	1,519	1,399	1,320
Foreign market	1,452	1,373	1,374	1,215	1,167
Cost of goods sold	(1,510)	(1,573)	(1,721)	(1,715)	(1,688)
Gross income	1,472	1,199	1,172	899	799
Sales Expen.	(352)	(335)	(296)	(269)	(259)
Administrative Expenses	(116)	(132)	(136)	(123)	(132)
Financial income	(143)	(121)	(8)	572	(1,515)
Equity accounting	128	119	135	43	(492)
Amortization of goodwill	(109)	(121)	(163)	(276)	(163)
Other Operating Income (Expen)	(9)	(65)	(21)	(28)	(23)
Operating income	871	544	683	817	(1,785)
Nonoperating Income	(5)	(14)	(15)	153	(6)
LAIR	866	530	668	970	(1,791)
Income Tax/Social Contribution	(76)	19	(10)	(132)	479
Net Income for the Year	790	549	658	838	(1,312)
Accumulated depreciation and exhaustion	274	292	394	278	310
EBITDA	1,269	959	1,113	757	695

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

4. Information about the Company (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Information on the pulp and paper market

•

The competitiveness of the world’s pulp producers depends on climatic factors, soil conditions, and development of technology to increase productivity and production sustainability, based on forests planted primarily with eucalyptus and pine trees.

•

The Brazilian pulp and paper sector is one of the most competitive in the world. As a predominantly tropical country, Brazil has a climate and soils that are extremely conducive to tree farming. As a result of these advantages, Brazil is the world’s sixth largest producer of eucalyptus short fiber pulp—which provides high-quality paper—and the eleventh largest producer of paper.

•	The global ranking of major pulp and paper producing countries is shown below (base year 2007):

World’s largest producers of cellulose and Paper - 2007 (in thousands of metric tons)

Pulp			Paper
#	Country	Volume	Country	Volume
1	USA	53,215	USA	84,073
2	Canada	23,677	China	65,000
3	China	18,160	Japan	31,106
4	Finland	13,066	Germany	22,655
5	Sweden	12,240	Canada	18,170
6	Brazil	11,998	Finland	14,151
7	Japan	10,884	Sweden	12,066
8	Russia	7,370	South Korea	10,703
9	Indonesia	5,672	Italy	10,009
10	Chile	3,550	France	10,006
11	India	3,250	Brazil	9,008

Total worldwide		192,177	Total worldwide	381,551

Source: RISI

•	In all, 12 million tons of pulp and 9 million tons of paper were produced in Brazil, representing a growth of 7.3% and 3.2% (respectively) in relation to the total produced in 2006.

•	Data on Brazilian pulp and paper production are presented below:

Brazilian Pulp and Paper Production

(in millions of metric tons per year)

Source: Bracelpa

•

According to the Brazilian Pulp and Paper Association (Bracelpa), focusing on the international market-taking advantage of the strong growth of emerging economies-was a wise strategy for the Brazilian paper industry.

•

The increase of income in these economies has generated an expansion in consumption of items originating from forest-based industries, such as wood for construction and paper for the produce of books, notebooks, packaging materials, particularly to destinations such as China, India and Eastern Europe.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

4. Information about the Company (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

•	The production of pulp paper is largely concentrated in the hands of a few (but major) competitors, as can be seen in the table below:

Major classifications of the Pulp and Paper Industry

Company	Headquarters	Sales	Adj. Net Income	Adj. SE	Sales Margin
		(in R$ million)	(in R$ million)	(in R$ million)	(in %)
Suzano	BA	3,984.7	645.5	4,726.1	16.2%
Klabin	SP	3,528.4	631.7	2,929.1	17.9%
VCP	SP	2,763.0	538.0	5,874.2	19.5%
Aracruz	ES	2,641.2	887.1	5,689.7	33.6%
Duratex	SP	2,250.1	240.9	1,583.8	10.7%
International Paper	SP	2,046.2	20.8	3,702.3	1.0%
Ripasa	SP	1,468.3	61.9	1,126.4	4.2%
Cenibra	MG	1,331.3	309.9	1,141.2	23.3%
Veracel	BA	853.1	64.6	2,486.3	7.6%
Satipel	SP	565.0	43.6	504.5	7.7%
Celulose Irani	RS	453.2	25.7	115.4	5.7%
Berneck painéis e Serrados	PR	402.9	67.1	736.0	16.7%
Plantar	MG	232.2	24.0	97.8	10.3%

Source: Bracelpa

•	Data on Brazilian paper production, imports and exports are presented below:

Paper production in metric tons (2007)

Printing Paper	143,523
Printing and Writing Paper	2,493,236
Paper for Packaging	4,367,365
Tissue paper	812,594
Letter Paper	635,999
Paperboard	46,275
Other	466,978

Total	8,965,970

Source: SECEX

Paper (‘000 Tons)

	2006 (12m)	2007 (12m)%		2007 (Jan - Jul)	2008 (Jan - Jul)%
Production	8,725	8,965	2.8%	5,234	5,332	1.9%
Imports	967	1,097	13.4%	575	756	31.5%
Exports	1,990	2,006	0.8%	1,229	1,216	-1.1%

Source: SECEX

•	Data on Brazilian paper production, imports and exports are presented below:

Production of Cellulose Paste in metric tons (2007)

Long Fiber	1,443,606
Bleached	75,043
Non-bleached	1,368,563
Short fiber	9,962,672
Bleached	9,563,080
Non-bleached	399,592
P.A.R.	509,778

Total	11,916,056

Source: SECEX

Pulp (‘000 Tons)

	2006 (12m)	2007 (12m)%		2007 (Jan - Jul)	2008 (Jan - Jul)%
Production	11,180	11,916	6.6%	6,849	7,638	11.5%
Imports	362	346	-4.4%	160	175	9.4%
Exports	6,246	6,584	5.4%	3,212	4,384	36.5%

Source: SECEX

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

4. Information about the Company (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

•	Data on the trade balance of Brazilian pulp and paper are presented below:

Trade Balance of the Pulp/Paper Sector US$ millions FOB

	2006	2007	%	2007 (Jan - Jul)	2008	%
Exports	4,005	4,726	18.0%	3,117	3,974	27.5%
Pulp	2,484	3,024	21.7%	1,962	2,656	35.4%
Paper	1,521	1,702	11.9%	1,155	1,318	14.1%
Imports	1,125	1,318	17.2%	820	1,096	33.7%
Pulp	213	232	8.9%	148	177	19.6%
Paper	912	1,086	19.1%	672	919	36.8%
Balance	2,880	3,408	18.3%	2,297	2,878	25.3%
Pulp	2,271	2,792	22.9%	1,814	2,479	36.7%
Paper	609	616	1.1%	483	399	-17.4%

Source: SECEX

•

Brazilian pulp and paper companies have increased the trade balance: US$ 4.7 billion were exported in 2007, reaching a trade surplus of US$ 3.4 billion (8.5% of Brazil’s US$ 40 billion trade balance in 2007).

•

In the first two quarters of 2008, the sector accounted for US$ 2.878 billion out of Brazil’s US$ 11.3 billion trade balance. Exports of pulp were up 35.4% in relation to the same period last year, reaching US$ 2.656 billion, and paper exports totaled US$ 1.318 million, showing a 14.1% increase over the same period last year.

•

The industry depends on exports; around 55% of pulp production and 22% of paper production was exported in 2007. The factors that influence the price under these conditions include variations in the exchange rate, global economic activity, and the increase or decrease of worldwide demand.

•

The weakening of the global economy has besieged the pulp and paper sector. In both August and September 2008, there was an 8% drop in shipments. With this fall in the demand for paper products for the office supply and publishing sectors, the demand for pulp has also fallen, and producers were left with inventory levels 25% higher than 12 months ago. In late August the product remained in stock for an average of 33 days, but by August 2008 this figure had jumped to 45 days.

•	The changes in the price of pulp is shown below:

Changes in the Price of Pulp

(US$ per metric ton)

Source: Bloomberg

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

5. Appraisal of shareholders’ equity at market prices	Free translation of the original document in Portuguese

General Assumptions

•	For adjustments calculation, when applicable, between the book balance and the market value of assets and liabilities, we executed the following procedures:

•

Projection of the realization or settlement of the account balances, considering when appropriate the interest and/or correction rates levied, and discount at present value using a specific discount rate that reflects the current market evaluations concerning the time value of money and the specific risks.

•	The market values of fixed assets and spare parts inventory accounts were estimated with a basis on the appraisal results of specialized third parties.

•	Adjustments in the amounts of investments in subsidiary or associated companies, based on the equity accounting method, going from Shareholders’ Equity at Market Prices of the subsidiaries.

•

The tax credits or debits were adjusted according to use or payment following the orderly settlement criterion. These credits, when possible, were considered to offset any taxes resulting from the capital gains identified with appraised assets and liabilities.

Definition of discount rate

•

We used the rate of 100% of the projected future (in nominal terms) Interbank Deposit Certificate (CDI) according to market expectations implicit in the future contracts of CDI traded at BM&F, as of June 30, 2009.

Other rates and indexes

•

Market expectations implicit in the future contracts of BM&F relating to foreign exchange and TJLP and data disclosed at Bloomberg referring to the Libor future contracts, as of June 30, 2009, were also used in the calculations.

Adjustments of assets and liabilities at market prices

•

For calculation of the market value of the assets and liabilities of the Company and its subsidiaries identified as susceptible to relevant adjustments, the following criteria were applied for these assets and liabilities to be reflected by their respective realization values:

Trade accounts receivable - Domestic Market

•	Nature of balance: referring to trade accounts receivable generated in domestic market operations.

•	Adjustment criteria: discount at present value according to their periods of receipt and CDI rate projected for the period (Source: BM&F).

•	Amount of Adjustment:

•	Reduction of nine hundred twenty-nine thousand reais (R$ 929 thousand) in the accounts receivable of VCP; and

•	Reduction of two thousand reais (R$ 2 thousand) in the accounts receivable of Asapir.

Trade accounts receivable - Foreign Market

•	Nature of balance: referring to trade accounts receivable generated in foreign market operations.

•	Adjustment criteria: discount at present value according to their periods of receipt, CDI rate and exchange rate projected for the period (Source: BM&F).

•	Amount of Adjustment:

•	Increase of forty-seven thousand reais (R$ 47 thousand) in accounts receivable of VCP; and

•	Increase of two hundred thirty-one thousand dollars (US$ 231 thousand) in the accounts receivable of VCP OH Limited.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

Clients - Bank receivables operations

•	Nature of balance: referring to FDIC receivables operation whose operation was finalized.

•	Adjustment criteria: does not have market value due to the impossibility of realization of the book value.

•	Amount of Adjustment:

•	Reduction of one hundred seventy-three thousand reais (R$ 173 thousand) in the Bank receivables operations account of VCP.

Inventories - Raw material

•	Nature of balance: referring to inventory of raw material necessary for the operation.

•	Adjustment criteria: valued at replacement cost based on the price of the last purchase.

•	Amount of Adjustment:

•	Increase of one million, six hundred ninety-one thousand reais (R$ 1,691 thousand) in the raw material inventory of VCP; and

•	Reduction of four thousand reais (R$ 4 thousand) in the raw material inventory of VCP-MS.

Inventories - Finished product

•	Nature of balance: referring to inventory of finished product generated by the actual operation.

•	Adjustment criteria: valued at the sale price net of taxes, commercial expenses and profit margin.

•	Amount of Adjustment:

•	Reduction of three hundred thirty-nine thousand reais (R$ 339 thousand) in the finished product inventory of VCP; and

•	Reduction of eighty thousand dollars (US$ 80 thousand) in the finished product inventory of VCP OH Limited.

Inventories - Good for resale

•	Nature of balance: referring to inventory of products for resale from the operations of the KSR Distribuidora business unit.

•	Adjustment criteria: valued at the sale price net of taxes, commercial expenses and profit margin.

•	Amount of Adjustment:

•	Reduction of one million, three hundred twenty-seven thousand reais (R$ 1,327 thousand) in the inventory of goods for resale of VCP.

Inventories - Semi-finished products

•	Nature of balance: referring to inventory of semi-finished products generated by the actual operation.

•	Adjustment criteria: valued at the sale price net of taxes, commercial expenses and profit margin, deducted the cost for transformation into finished product.

•	Amount of Adjustment:

•	Increase of one million, three hundred fifty-four thousand reais (R$ 1,354 thousand) in the inventory of semi-finished products of VCP; and

•	Increase of one hundred ninety-three thousand reais (R$ 193 thousand) in the inventory of semi-finished products of VCP-MS.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

Inventories - Maintenance materials

•	Nature of balance: referring to the inventory of maintenance spare parts of fixed assets and storeroom inventory.

•	Adjustment criteria: appraised at market value as of December 31, 2008, pursuant to appraisal report of DTT.

•	Amount of Adjustment:

•	Increase of one million, nine hundred twenty-nine thousand reais (R$ 1,929 thousand) in the inventory of semi-finished products of VCP.

ICMS recoverable

•	Nature of balance: referring to ICMS credits generated by the actual operation.

•

Adjustment criteria: appraised based on the orderly settlement context where aforesaid credits would be realized by the settlement of the companies’ inventories. The portion not realized upon the sale of inventories was reverted as there is no market value for such balances.

•	Amount of Adjustment:

•	Reduction of ninety-nine million, one hundred seventy-seven thousand reais (R$ 99,177 thousand) in the ICMS recoverable of VCP;

•	Reduction of five million, four hundred eighty-three thousand reais (R$ 5,483 thousand) in the ICMS recoverable of VCP-MS; and

•	Reduction of nine hundred seventy-six thousand reais (R$ 976 thousand) in the ICMS recoverable of Asapir.

COFINS recoverable

•	Nature of balance: referring to COFINS credits generated by the actual operation.

•

Adjustment criteria: appraised based on the orderly settlement context where aforesaid credits would be realized by the settlement of the companies’ inventories. The unrealized portion was used to discount income tax and social contribution due on the capital gain determined. Any residual values are considered unrealizable.

•	Amount of Adjustment:

•	Reduction of twenty-one million, two hundred eighty-four thousand reais (R$ 21,284 thousand) in the COFINS recoverable of VCP; and

•	Reduction of seven million, five hundred forty-six thousand reais (R$ 7,546 thousand) in the COFINS recoverable of VCP-MS.

IPI recoverable

•	Nature of balance: referring to IPI credits generated by the actual operation.

•

Adjustment criteria: appraised based on the orderly settlement context where aforesaid credits would be realized by the settlement of the companies’ inventories. The unrealized portion was used to discount income tax and social contribution due on the capital gain determined. Any residual values are considered unrealizable.

•	Amount of Adjustment:

•	Reduction of twelve million, one hundred ninety-six thousand reais (R$ 12,196 thousand) in the IPI recoverable of VCP.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

ICMS recoverable on fixed assets

•	Nature of balance: referring to ICMS credits generated in the acquisition of fixed assets.

•

Adjustment criteria: valued taking into consideration the orderly settlement of the companies where said assets would be resold, accordingly, the credits corresponding to said transactions would have no market value.

•	Amount of Adjustment:

•	Reduction of thirty-four million, three hundred sixteen thousand reais (R$ 34,316 thousand) in the ICMS recoverable on fixed assets of VCP; and

•	Reduction of one million, two hundred sixty-three thousand reais (R$ 1,263 thousand) in the ICMS recoverable on fixed assets of VCP-MS.

PIS and COFINS recoverable on fixed assets

•	Nature of balance: referring to PIS and COFINS credits generated in the acquisition of fixed assets.

•

Adjustment criteria: valued taking into consideration the orderly settlement of the companies where said assets would be resold, accordingly, the credits corresponding to said transactions would have no market value.

•	Amount of Adjustment:

•	Reduction of fifteen million, fifty-three thousand reais (R$ 15,053 thousand) in PIS and COFINS recoverable on fixed assets of VCP; and

•	Reduction of four hundred twenty-five thousand reais (R$ 425 thousand) in the PIS / COFINS recoverable on fixed assets of VCP-MS.

Deferred Income Tax and Social Contribution Assets

•	Nature of balance: referring to Deferred Income Tax and Social Contribution that cannot be used due to the orderly settlement of the Company and of its subsidiaries.

•

Adjustment criteria: valued taking into consideration the orderly settlement of the companies where the respective tax credit was used to offset the taxes due upon the determination of capital gain/loss.

•	Amount of Adjustment:

•	Reduction of two hundred thirty-nine million, six hundred ninety-five thousand reais (R$ 239,695 thousand) in deferred income tax and social contribution assets of VCP.

Expenses of future periods

•	Nature of balance: referring to bank charges incurred and paid at the time a loan is signed and that are being amortized over the validity period of the contract.

•

Adjustment criteria: balances were considered null, as they have no market value or their realization/sale is improbable. In general they refer to expenditures already realized and not incurred in accounting terms the amortization of which is being performed gradually.

•	Amount of Adjustment:

•	Reduction of four million, six hundred three thousand reais (R$ 4,603 thousand) in the expenses of future periods of VCP;

•	Reduction of three million, nine hundred eighty-eight thousand reais (R$ 3,988 thousand) in the expenses of future periods of VCP-MS; and

•	Reduction of fourteen million, eight hundred twenty-one thousand reais (R$ 14,821 thousand) in the expenses of future periods of VOTO IV.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

Account receivable from Associated Companies

•	Nature of balance: refers to loan receivable with associated companies.

•

Adjustment criteria: appraised based on the projection of the payment flows of these financial operations according to their respective rates, indexes and other contractual terms, and their discounting at present value based on the CDI rate and on the foreign exchange projected for the period.

•	Amount of Adjustment:

•	Increase of nineteen million, seven hundred four thousand dollars (US$ 19,704 thousand) in the balance of amounts receivable from associated companies of VOTO IV.

Fixed assets

•	Nature of balance: referring to the fixed assets of the Company.

•	Adjustment criteria: appraised at market price as of December 31, 2008, by means of the appraisal report of DTT.

•	Amount of Adjustment:

•	Increase of eight hundred eighty million, nine hundred eighty seven thousand reais (R$ 880,987) in the fixed assets of VCP; and

•	Increase of two hundred twenty-two million, five hundred fifty-three thousand reais (R$ 222,553 thousand) in the fixed assets of VCP-MS.

Advance to suppliers - eucalyptus

•	Nature of balance: referring to operating and/or financial advances to eucalyptus suppliers.

•	Adjustment criteria: valued according to the cubic meters of wood contracted on the date the contract is formally drawn up in keeping with the current values of wood contracted by the Company.

•	Amount of Adjustment:

•	Increase of twenty-four million, sixty-five thousand reais (R$ 24,065 thousand) in the advance to suppliers - eucalyptus of VCP; and

•	Increase of twelve million, three hundred twenty-one thousand reais (R$ 12,321 thousand) in the advance to suppliers - eucalyptus of VCP-MS.

Investments - Interest in associated and subsidiary companies

•	Nature of balance: referring to the Company’s interest in its subsidiaries, adjusted with a basis on the equity accounting method.

•

Adjustment criteria: the book value contained in the balance sheet of the Company subsidiaries were adjusted to market value, using the same criteria adopted for the Company, reflected in its shareholders’ equity based on the equity accounting method, adopting as a basis the Shareholders’ Equity at Market Prices of its subsidiaries, and the respective adjustments made in each one of them.

•	Amount of Adjustment:

•	Increase of three hundred thirty-four million, seven hundred seventy-one thousand reais (R$ 334,771 thousand) in the interest in associated and subsidiary companies of VCP;

•	Increase of two hundred ninety-five thousand reais (R$ 295 thousand) in the interest in associated and subsidiary companies of Normus; and

•	Increase of one hundred twenty-six million, ninety-eight thousand dollars (US$ 126,098 thousand) in the interest in associated and subsidiary companies of Newark.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

Investments - Interest in investment funds and other companies

•	Nature of balance: referring to interest in investment funds and other companies adjusted with a basis on the investment cost method.

•	Adjustment criteria: does not have market value due to the impossibility of realization of the book balance.

•	Amount of Adjustment:

•	Reduction of one hundred eighty-two thousand reais (R$ 182 thousand) in the interest in investment funds and other companies of VCP.

Investments - Goodwill / Negative Goodwill on acquisition of shares

•

Nature of balance: referring to goodwill / negative goodwill generated in the acquisition operations of Ripasa S/A Papel e Celulose (premium) swap of assets involving the acquisition of VCP-MS (discount) and acquisition of holdings in Aracruz in 2001.

•

Adjustment criteria: balances were considered null, as they have no market value or their realization/sale is improbable. In general they refer to expenditures already realized and not incurred in accounting terms the amortization of which is being performed gradually.

•	Amount of Adjustment:

•	Increase of one billion, three hundred five million, five hundred eighty-seven thousand reais (R$ 1,305,587 thousand) in the goodwill / negative goodwill at VCP; and

•	Reduction of fifty-three million, eight hundred sixty-five thousand dollars (US$ 53,865 thousand) in the goodwill / negative goodwill at Newark.

Suppliers - Domestic Market

•	Nature of balance: referring to accounts payable generated by domestic market operations.

•	Adjustment criteria: discount at present value according to their periods of receipt and CDI rate projected for the period (Source: BM&F).

•	Amount of Adjustment:

•	Reduction of two hundred sixty-seven thousand reais (R$ 267 thousand) at suppliers - domestic market of VCP; and

•	Reduction of twelve thousand reais (R$ 12 thousand) at suppliers - domestic market of VCP-MS.

Suppliers - Foreign Market

•	Nature of balance: referring to accounts payable generated by foreign market operations.

•	Adjustment criteria: discount at present value according to their periods of receipt, CDI rate and exchange rate projected for the period (Source: BM&F).

•	Amount of Adjustment:

•	Reduction of five thousand reais (R$ 5 thousand) in the account of Suppliers - foreign market of VCP.

Accrual for future site restoration

•	Nature of balance: referring to accrual for future site restoration of the industrial facilities of VCP to be incurred.

•

Adjustment criteria: balances were considered null, as they have no market value or their realization/sale is improbable. In general they refer to expenditures already realized and not incurred in accounting terms the amortization of which is being performed gradually.

•	Amount of Adjustment:

•	Reduction of one million, two hundred sixty-six thousand reais (R$ 1,266 thousand) in the accrual for future site restoration of VCP.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

Profit sharing

•	Nature of balance: referring to senior management bonus which payment is dependent upon a minimum stay of three years at the Company.

•	Adjustment criteria: balances were considered null, as one of these balances would not be settled in a context of orderly settlement.

•	Amount of Adjustment:

•	Reduction of nine hundred fifty-six thousand reais (R$ 956 thousand) in the profit sharing of VCP.

Loans, financing and derivatives

•

Nature of balance: referring to loans and financings in national and foreign currency, such as: BNDES, Pre-payments, ACC, Working Capital, Leasing, and others; and operations with derivatives, such as Target Forward, Non-Derivative Forward, Export Note, Swap, and others.

•

Adjustment criteria: appraised based on the projection of the payment flows of these financial operations according to their respective rates, indexes and other contractual terms, and their discounting at present value based on the CDI rate and on the foreign exchange projected for the period.

•	Amount of Adjustment:

•	Reduction of five hundred four million, six hundred fifty-seven thousand reais (R$ 504,657 thousand) in the loans and financing of VCP;

•	Increase of thirty-eight million, sixty-three thousand reais (R$ 38,063 thousand) in the derivative assets of VCP;

•	Reduction of thirty-five million, four hundred two thousand reais (R$ 35,402 thousand) in the loans and financings of VCP-MS; and

•	Increase of nineteen million, seven hundred four thousand dollars (US$ 19,704 thousand) in the loans and financings of VOTO IV.

Taxes, rates and contribution liabilities

•

Considering that part of the adjustments made to the shareholders’ equity of the Company and its subsidiaries would result in a gain for fiscal purposes, the deduction of the tax impact of income tax and social contribution should be considered a negative adjustment factor in the shareholders’ equity of these companies, since upon the realization of the appraised assets and liabilities, the earnings determined as a result of the adjustments will entail a tax debit in addition to those already determined by these companies.

•

For this purpose, we identified adjustments that individually correspond to an expense, as well as others that correspond to revenue, classifying them as either operating or non-operating (considering the definition of non-operating income/expense contained in Law 9249/95).

•

Taking only adjustments of a deductible expense and/or taxable income nature as a basis, we determined taxable earnings. Part of the Company’s earnings was offset with the use of tax loss and negative social contribution basis existing at this company on the base date of this appraisal.

•	The tax impact resulting from the above adjustments in the “Taxes, rates and contributions” account was calculated as a result.

•	Amount of Adjustment:

•	Increase of eight hundred seventy-four million, two hundred forty thousand reais (R$ 874,240) in the “Taxes, rates and contributions” account of VCP;

•	Increase of eighty-five million, six hundred three thousand reais (R$ 85,603 thousand) in the “Taxes, rates and contributions” account of VCP-MS; and

•	Increase of twenty-four thousand dollars (US$ 24 thousand) in the “Taxes, rates and contributions” account of VCP OH Limited.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

Adjustments referring to Aracruz

•

The adjustments referring to the assets and liabilities of Aracruz, which are reflected in the Shareholders’ Equity at Market Prices of VCP indirectly through the equity accounting, are described in the “Appraisal Report of Shareholders’ Equity at Market Prices of Aracruz Celulose S.A.”, issued on the same date as this document.

•

It is worth emphasizing that the appraisal of Shareholders’ Equity at Market Prices of Aracruz considered the renegotiation of its financial liabilities that this company carried out with certain creditor banks, whose debt renegotiation contract was signed on May 13, 2009.

•

As per a specific request from Company Management, the Shareholders’ Equity at Market Prices of the Company was appraised considering the percentage of interest of VCP in Aracruz as of December 31, 2008, without considering the increases of VCP’ interest in Aracruz that occurred subsequent to that date. Potential effects of the increase of VCP’s interest in Aracruz influence the amount of Shareholders’ Equity at Market Prices of VCP.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

6. Conclusion	Free translation of the original document in Portuguese

•

Based on the description contained in all the assignments and in the respective attachments of this report, the estimated value of the Shareholders’ Equity at Market Prices of the Company as of December 31, 2008, according to its corporate structure on this date, in our opinion is five billion, nine hundred forty-one million, two hundred eighty-seven thousand reais (R$ 5,941,287 thousand), whereas the value per share is R$ 29.506.

•

We emphasize that the understanding of the conclusion of this report will only occur through the full reading of its text and of its appendices, and that readers should therefore not take conclusions from its partial reading.

•	KPMG Corporate Finance declares, for the appropriate purposes, that it does not have any direct or indirect interests in the Company or in the operation for which this report is intended.

•	In addition, it informs that the controlling shareholders and directors and officers of the companies involved have not established any type of limitation on the performance of the work executed.

•	KPMG Corporate Finance was not charged with the task of updating this report after the date of its issuance.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of VCP on December 31, 2008	Free translation of the original document in Portuguese

•	We present below the calculations of Shareholders’ Equity at Market Prices of VCP and of its subsidiaries:

Adjustments made in the shareholders’ equity of Votorantim Cel e Papel S.A. - in R$

Shareholders’ equity – book value		4,149,155,811

Adjustments in assets		2,159,219,931

Trade accounts receivable - domestic market		(928,831)
Trade accounts receivable - foreign market		46,557
FIDC Receivables		(172,664)
ICMS recoverable		(99,176,908)
COFINS recoverable		(21,284,373)
IPI recoverable		(12,196,088)
ICMS recoverable on fixed assets		(34,316,104)
PIS and COFINS recoverable on fixed assets		(15,053,435)
Inventories - Raw material		1,691,300
Inventories - Finished goods		(339,452)
Inventories - Semi-finished products		1,353,603
Inventories - Maintenance materials		1,929,194
Inventories - Good for resale		(1,327,314)
Expenses of future periods		(4,602,839)
Other investments		(181,500)
Fixed assets		880,987,324
Advance to suppliers - eucalyptus		24,065,069
Derivatives		38,062,787
Goodwill / Negative Goodwill on the acquisition of shares		1,305,587,295
Deferred Income Tax/Social Contribution		(239,694,668)
Equity accounting of subsidiaries		334,770,977

Adjustments in liabilities		(507,151,128)

Loans - Short term + Long term		(504,657,048)
Suppliers - Domestic Market		(267,093)
Suppliers - Foreign Market		(4,892)
Provision for maintenance		(1,266,228)
Profit sharing		(955,867)

Total capital gain net of capital loss	2,666,371,059
Total subject to operating taxation	1,690,307,426
Total subject to non-operating taxation	880,987,324
Total not subject to taxation	95,076,308

Income Tax/Social Contribution on capital gain/loss		(874,240,215)

Operational		(566,522,401)
Non-operational		(307,717,814)

Adjusted shareholders’ equity at market prices		5,941,286,655

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of VCP on December 31, 2008 (cont’d)	Free translation of the original document in Portuguese

Adjustments made in the shareholders’ equity of VCP-MS CEL. S. MAT. LTDA. - in R$

Shareholders’ equity – book value		3,980,791,142

Adjustments in assets		216,358,034

ICMS recoverable		(5,482,731)
COFINS recoverable		(7,546,240)
ICMS recoverable on fixed assets		(1,263,246)
PIS and COFINS recoverable on fixed assets		(425,383)
Inventories - Raw material		(3,853)
Inventories - Semi-finished products		193,207
Prepaid expenses		(3,987,854)
Fixed assets		222,553,069
Advance to suppliers - eucalyptus		12,321,064

Adjustments in liabilities		(35,414,333)

Loans - Short term + Long term		(35,402,167)
Suppliers - Domestic Market		(12,166)

Total capital gain net of capital loss	251,772,367
Total subject to operating taxation	29,219,298
Total subject to non-operating taxation	222,553,069
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		(85,602,605)

Operating		(5,745,399)
Non-operating		(79,857,205)

Adjusted shareholders’ equity at market prices		4,146,960,904

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of VCP on December 31, 2008 (cont’d)	Free translation of the original document in Portuguese

Adjustments made in the shareholders’ equity of Normus Empreendimentos e Participações Ltda. - in R$

Shareholders’ equity – book value		903,899,250

Adjustments in assets		295,493

Equity accounting of subsidiaries and associated companies		295,493

Adjustments in liabilities		—

Total capital gain net of capital loss	295,493
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	295,493

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		904,194,743

Adjustments made in the shareholders’ equity of VCP Overseas Trading KFT - in US$

Shareholders’ equity – book value		42,658,551

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		42,658,551

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of VCP on December 31, 2008 (cont’d)	Free translation of the original document in Portuguese

Adjustments made in the shareholders’ equity of VCP ASIA Shanghai Office - in US$

Shareholders’ equity – book value		(2,372,475)

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		(2,372,475)

Adjustments made in the shareholders’ equity of VCP Overseas Holding Limited - in US$

Shareholders’ equity – book value		296,697,706

Adjustments in assets		150,525

Trade accounts receivable		230,534
Inventories – Finished goods		(80,009)

Adjustments in liabilities		—

Total capital gain net of capital loss	150,525
Total subject to operating taxation	150,525
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		(24,084)

Operational		(24,084)
Non-operational		—

Adjusted shareholders’ equity at market prices		296,824,147

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of VCP on December 31, 2008 (cont’d)	Free translation of the original document in Portuguese

Adjustments made in the shareholders’ equity of Newark Financial Inc - in US$

Shareholders’ equity – book value		(380,261,170)

Adjustments in assets		72,232,937

Equity accounting of subsidiaries and associated companies		126,098,413
Goodwill on Aracruz		(53,865,476)

Adjustments in liabilities		—

Total capital gain net of capital loss	72,232,937
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	72,232,937

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		(308,028,233)

Adjustments made in the shareholders’ equity of VCP North America Inc. - in US$

Shareholders’ equity – book value		692,413

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		692,413

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of VCP on December 31, 2008 (cont’d)	Free translation of the original document in Portuguese

Adjustments made in the shareholders’ equity of VCP Trading NV - in US$

Shareholders’ equity – book value		(6,912,655)

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		(6,912,655)

Adjustments made in the shareholders’ equity of Voto - Voto IV - in US$

Shareholders’ equity – book value		20,515,860

Adjustments in assets		4,882,343

Prepaid expenses – Short term + Long term		(14,821,363)
Account receivable – associated companies		19,703,706

Adjustments in liabilities		19,703,707

Financings – Principal bond		19,703,707

Total capital gain net of capital loss	(14,821,364)
Total subject to operating taxation	(14,821,364)
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		5,039,264
Non-operational		—

Adjusted shareholders’ equity at market prices		5,694,496

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of VCP on December 31, 2008 (cont’d)	Free translation of the original document in Portuguese

Adjustments made in the shareholders’ equity of ASAPIR - in R$

Shareholders’ equity – book value		49,660,000

Adjustments in assets		(978,392)

Trade accounts receivable – domestic market		(2,351)
ICMS recoverable		(976,041)

Adjustments in liabilities		—

Total capital gain net of capital loss	(978,392)
Total subject to operating taxation	(978,392)
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		332,653
Non-operational		—

Adjusted shareholders’ equity at market prices		48,681,608

Adjustments made in the shareholders’ equity of Ripasa International Ltd. - in R$

Shareholders’ equity – book value		7,608,399

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operating		—

Adjusted shareholders’ equity at market prices		7,608,399

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of VCP on December 31, 2008 (cont’d)	Free translation of the original document in Portuguese

Adjustments made in the shareholders’ equity of VCP Terminais Portuários S.A. - in R$

Shareholders’ equity – book value		330,576

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		330,576

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment II Macroeconomic market data used in the projections	Free translation of the original document in Portuguese

•	We present below the macroeconomic market data that was used in the calculation of the market prices of the assets and liabilities of the Company and of its subsidiaries:

Maturity	Adjustment price previous	Adjustment price actual	Variation	Amount of adjust. by Contract (R$)
DI1 - overnight DI
N09	99,965.99	99,965.95	-0.04	0.04
Q09	99,183.02	99,181.75	-1.27	1.27
U09	98,494.74	98,491.46	-3.28	3.28
V09	97,811.60	97,810.57	-1.03	1.03
F10	95,784.57	95,778.92	-5.65	5.65
J10	93,742.03	93,735.00	-7.03	7.03
N10	91,532.71	91,541.56	8.85	8.85
V10	89,076.50	89,073.07	-3.43	3.43
F11	86,550.60	86,577.27	26.67	26.67
J11	84,064.64	84,122.01	57.37	57.37
N11	81,605.45	81,661.75	56.3	56.3
V11	79,186.70	79,191.77	5.07	5.07
F12	76,929.10	76,899.77	-29.33	29.33
J12	74,551.73	74,566.71	14.98	14.98
N12	72,192.00	72,305.11	113.11	113.11
V12	69,941.76	69,948.05	6.29	6.29
F13	67,842.37	67,742.56	-99.81	99.81
J13	65,876.82	65,839.17	-37.65	37.65
N13	63,858.31	63,796.47	-61.84	61.84
V13	61,758.37	61,823.42	65.05	65.05
F14	59,776.62	59,615.18	-161.44	161.44
N14	56,510.50	56,205.85	-304.65	304.65
F15	52,585.22	52,578.48	-6.74	6.74
F16	46,502.99	46,548.97	45.98	45.98
F17	41,105.66	41,192.99	87.33	87.33
F18	36,560.74	36,554.27	-6.47	6.47
F22	22,783.93	22,573.30	-210.63	210.63

DOL - Trade dollar
N09	1,964.40	1,951.60	-12.796	639.80
Q09	1,976.65	1,970.64	-6.005	300.25
U09	1,988.20	1,982.33	-5.868	293.40
V09	1,999.45	1,993.56	-5.893	294.65
X09	2,010.08	2,004.28	-5.802	290.10
Z09	2,020.27	2,014.55	-5.724	286.20
F10	2,031.53	2,025.91	-5.621	281.05
G10	2,041.84	2,036.08	-5.762	288.10
H10	2,051.17	2,045.28	-5.889	294.45
J10	2,063.16	2,057.10	-6.052	302.60
K10	2,074.11	2,068.35	-5.765	288.25
N10	2,097.31	2,092.18	-5.132	256.60
U10	2,122.51	2,117.90	-4.613	230.65
V10	2,134.66	2,130.30	-4.363	218.15
X10	2,147.27	2,142.61	-4.662	233.10
Z10	2,159.97	2,155.00	-4.963	248.15
F11	2,174.63	2,169.33	-5.306	265.30
J11	2,213.10	2,207.42	-5.682	284.10
N11	2,253.02	2,245.85	-7.169	358.45
V11	2,287.54	2,284.32	-3.222	161.10
F12	2,326.04	2,323.06	-2.98	149.00
J12	2,361.26	2,358.10	-3.168	158.40
N12	2,404.33	2,396.84	-7.49	374.50
V12	2,441.61	2,440.88	-0.721	36.05
F13	2,483.77	2,483.13	-0.639	31.95
J13	2,518.23	2,518.58	0.351	17.55
V13	2,599.40	2,591.58	-7.827	391.35
J14	2,652.45	2,655.40	2.949	147.45

Source: Bolsa de Mercadorias & Futuros

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment II Macroeconomic market data used in the projections (cont’d)	Free translation of the original document in Portuguese

	Period	Theoretical rate
TJLP
	Dec/09	6.00%
	Dec/10	6.00%
	Dec/11	5.83%
	Dec/12	5.75%
	Dec/13	5.69%
	Dec/14	5.65%
	Dec/15	5.63%
	Dec/16	5.62%
	Dec/17	5.62%
	Dec/18	5.62%
	Dec/19	5.62%
	Dec/20	5.62%

Source: BNDES and Bolsa de Mercadorias & Futuros

Period	Libor 3M	Libor 6M	Libor 1YR
3m	0.82%	0.90%	1.08%
1yr	1.38%	1.53%	1.85%
2yr	2.60%	2.78%	3.09%
3yr	3.71%	3.84%	4.06%
4yr	4.27%	4.38%	4.55%
5yr	4.57%	4.67%	4.79%
6yr	4.81%	4.89%	4.99%
7yr	4.81%	4.90%	4.98%
8yr	4.93%	4.99%	5.03%
9yr	5.05%	5.10%	5.13%
10yr	4.80%	4.84%	4.86%
12yr	5.08%	5.12%	5.13%
15yr	4.51%	4.54%	4.53%
20yr	4.65%	4.67%	4.66%
25yr	4.63%	4.65%	4.64%

Source: Bloomberg

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment III Résumés	Free translation of the original document in Portuguese

Luís Augusto Motta Pinto da Luz

Partner - Financial Advisory Services (FAS) - Corporate Finance

Professional qualifications and current responsibilities

•

Luís is a Partner at KPMG Corporate Finance Ltda. He has vast experience in financial projections and services of company assessment and restructuring, as part of the services offered by Corporate Finance, such as support in mergers and acquisitions.

•

He started at KPMG in 2002. From 1987 to 2002, he served in the area of Corporate Finance and Business Advisory at Arthur Andersen, as Director, Manager, and Business Advisory Manager of Corporate Finance, providing advice on mergers and acquisitions, developing projects for economic and financial assessment of companies, feasibility studies and corporate reorganization services, among others, for the following segments: Consumer products (food, beverage, packaging, automotive, household products, textiles, among others); Chemical industry; Telecom and IT (software and hardware); Financial institutions; Health services; and Retail businesses.

•

Moreover, Luís has participated as speaker at various seminars related to mergers and acquisitions: Assessment of Technology Companies (IBC); Negotiation among Entrepreneurs and Investors (SOFTEX/STI 2000 and 2001, and Telexpo 2000); Negotiation of Possible Contingencies in Transactions, Mergers and Acquisitions (JCI Consulting); among others.

Education

•	Graduated in Accounting from FCPES-RJ - Cândido Mendes (Rio de Janeiro), with an Executive MBA in Finance from Universidade de São Paulo (USP).

Languages

•	English: fluent.

•	Spanish: moderate.

Experience

•	Below follow the key public appraisals of public companies covered by Luís:

Company	Operation	Year

Vivo Participações S.A.	Public company merger	2007

Telecomunicações de São Paulo S.A. - Telesp	Public company merger	2006

Telefônica Data Brasil Holdings S.A.	Public company merger	2006

Votorantim Celulose e Papel S.A.	Public company merger	2005

Suzano Bahia Sul Papel e Celulose S.A.	Public company merger	2005

Ripasa S.A. Papel e Celulose	Public company merger	2005

Aracruz Celulose S.A.	Public company merger	2005

Tele Centro Oeste Celular Participações S.A.	Public company merger	2004

Souto Vidigal S.A.	Public share acquisition offering	2003

Ciquine Companhia Petroquímica	Public company merger	2003

Ciquine Companhia Petroquímica	Public share acquisition offering	2002

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment III Résumés (cont’d)	Free translation of the original document in Portuguese

Luiz Renato Guimarães Pereira

Director—Financial Advisory Services (FAS)—Corporate Finance

Professional qualifications and current responsibilities

•

Renato is a director of KPMG Corporate Finance Ltda. and is in charge of coordinating and performing appraisals of companies and businesses, and of company purchase and sale procedures in a number of market segments.

•	He began at KPMG in November 1996. From 1990 to 1996 Renato worked for three Brazilian investment banks, where he acquired great experience in project analysis and business appraisals.

•

In addition to the above-mentioned experience, Renato’s professional resume includes: participation in corporate restructuring procedures; appraisals of trade marks and other intangible assets; credit portfolio appraisals and sale procedures; participation in privatization procedures;

•	Renato attended a number of external and internal courses and seminars in the corporate finance and the financial areas, among which are highlighted:

•	Winning More Business (KPMG)—London, England (2006)

•	Global Advanced Valuation Skills Workshop (KPMG)—Cologne, Germany (2005)

•	Global Advanced Valuation Skills Workshop (KPMG)—Cannes, France (2004)

•	Restructuring Services (KPMG)—Toronto, Canada (1999)

•	Corporate Finance (KPMG)—Brussels, Belgium (1998)

•	Cash flow practical management (IBEF)—Rio de Janeiro (1993)

•	Advanced transactions and strategies in the options and futures markets (IBEF)—Rio de Janeiro (1993)

Formation

•

Specialization in Finance (1997) and a Bachelor’s Degree in Economics (1992), both from Pontifícia Universidade Católica do Rio de Janeiro, e Technician in Data Processing (1989) from Instituto de Tecnologia ORT—Rio de Janeiro.

Languages

•	English: fluent.

•	Spanish: basic.

Experience

•	Below follows a list of the key public appraisals of public companies managed by Renato:

Company	Operation	Year

Telecomunicações de São Paulo S.A. – Telesp	Public company merger	2006

Telefônica Data Brasil Holdings S.A.	Public company merger	2006

Votorantim Celulose e Papel S.A.	Public company merger	2005

Suzano Bahia Sul Papel e Celulose S.A.	Public company merger	2005

Ripasa S.A. Papel e Celulose	Public company merger	2005

Tele Centro Oeste Celular Participações S.A.	Public company merger	2004

Telesp Celular Participações S.A.	Public company merger	2004

Souto Vidigal S.A.	Public share acquisition offering	2003

CDSA—Centrais Elétricas Cachoeira Dourada S.A.	Public share acquisition offering	2001

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66352).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Annex E

KPMG Corporate Finance Ltda.	Central Tel	55 (11) 3245-8000
Av. 9 de Julho, 5.109 - 6º andar	Fax	55 (11) 3245-8309
01407-905 - São Paulo, SP - Brasil	Internet	www.kpmg.com.br

To

The Board of Directors of

Aracruz Celulose S.A.

July 20, 2009

Att.: Mr. Fernando Bremenkamp

Dear Sirs:

According to the terms of our proposal for rendering services, dated October 2, 2008, and pursuant to subsequent understandings, we conducted an appraisal of the Shareholders’ Equity at Market Prices of Aracruz Celulose S.A. and its controlled an associated companies, whose report is attached.

We consider that the services subject matter of our contract have been fully concluded against the delivery of this report.

Yours sincerely,

Luis Augusto Motta	Luiz Renato G. Pereira
Partner	Director

Note:	This document is a free translation of the original document in Portuguese. In case of any differences, the document in Portuguese should prevail.

KPMG Corporate Finance Ltda., is a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.	KPMG Corporate Finance Ltda. is a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Glossary	Free translation of the original document in Portuguese

Entities mentioned		Sundry terms
Aracruz or Company	Aracruz Celulose S.A.	CDI	Interbank Deposit Certificate

VCP	Votorantim Celulose e Papel S.A.	COFINS	Contribution for Social Security Funding

KPMG	KPMG Corporate Finance Ltda.	LIBOR	London Inter Bank Offered Rate

Poyry	Poyry Tecnologia Ltda.	ICMS	Value-Added Tax on Sales and Services

BM&F	Bolsa de Mercadorias & Futuros	PIS	Social Integration Program

FGV	Fundação Getúlio Vargas	TJLP	Long-term interest rate - BNDES

AHOC	Aracruz Trading International Ltd.	VAT	Value Added Tax

AIFC	Aracruz International Finance Company

Aracruz Europe	Aracruz (Europe) S.A.

Aracruz Trading	Aracruz Trading S.A.

Aracruz USA	Aracruz Celulose (USA), Inc.

AraPulp	AraPulp - Comércio de Importação e Exportação Unipessoal Ltda.

APM	Aracruz Produtos de Madeira S.A.

Aracruz Riograndense	Aracruz Riograndense Ltda.

Veracel	Veracel Celulose S.A.

Portocel	Portocel - Terminal Especializado de Barra do Riacho S.A.

Riocell	Riocell Limited

Mucuri	Mucuri Agro-florestal S.A.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

1. Relevant notes	Free translation of the original document in Portuguese

•

Votorantim Celulose e Papel S.A. (“VCP”) notified the market by means of a public announcement, dated January 20, 2009, of the conclusion of negotiations with the members of the Lorentzen, Moreira Salles and Almeida Braga Families for the acquisition of common shares issued by Aracruz Celulose S.A. (“Aracruz” or “Company”) representing approximately 28.03% of the voting capital. In a public announcement published on March 5, 2009, VCP communicated the signing of a contract for the acquisition of common shares issued by Aracruz, representing approximately 28.03% of the voting capital, belonging to the Safra Family, as a result of the exercise of the right to joint sale in view of the transaction carried out with the Lorentzen, Moreira Salles and Almeida Braga Families.

•

KPMG Corporate Finance Ltda. (“KPMG”) was contracted by the Management of Aracruz for an appraisal of the Shareholders’ Equity at Market Prices of the Company and its subsidiaries and associated companies, in compliance with the requirements of art. 264 of Brazilian Law 6404/76.

•

The information contained in this Appraisal Report was based on the audited financial statements of the Company as of December 31, 2008, on management information relating to the Company, submitted by its Management, and on information available to the public in general, by means of public sources.

•

The Company, through designated professionals, supplied information referring to data, projections, assumptions and estimates relating to the Company and its market, used in this Appraisal Report. KPMG used the abovementioned information and discussions with the professionals of the Company or other representatives hereof as a basis.

•

KPMG obtained information from public sources that it considers reliable. The public information used included quotations of contracts in futures markets, among others, for the values of assets and liabilities of the Company resulting from our calculations to be obtainable based on more current information, which is consequently more in keeping with its realization expectations.

•

KPMG was not responsible for independently verifying any information available to the public, received from the Company, or from third parties contracted by the Company, or offered thereto in the preparation of this Appraisal Report. Neither does KPMG assume responsibility for the precision, accuracy or sufficiency of this information. KPMG analyzed the consistency of the information received and accepted it and used it, in the sphere of its analysis, as it considered this information consistent. However, KPMG does not express an opinion about the trustworthiness of the presentation of the information mentioned, and emphasizes that any errors, alterations or modifications in this information could significantly affect the analyses of KPMG.

•

During the course of our work, we performed analysis procedures whenever necessary. However, we emphasize that our appraisal work did not constitute an audit of the financial statements or any other information presented to us by the Company, and it should not be considered as such.

•

For the preparation of this Appraisal Report, KPMG adopted the assumption of faith, with express consent of the Company, in the accuracy, content, veracity, completeness, sufficiency and integrality of all the data that was provided or discussed, in order not to assume or to go through with the physical inspection of any assets and property, refraining, moreover, from preparing or obtaining independent appraisal of assets and liabilities of the Company, or of their solvency, considering consistent the information used in this appraisal report, with the Company assuming responsibility, including on behalf of its agents, partners and collaborators, for everything transmitted or discussed with KPMG.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

1. Relevant notes (cont’d)	Free translation of the original document in Portuguese

•

The market values of the fixed assets and inventories of spare parts of the Company and of its subsidiaries and associated companies were not subject to appraisal by KPMG. These values were obtained by the appraisal at market values of the fixed assets and inventories of spare parts executed by the specialized company Poyry Tecnologia Ltda., which the results were presented in a report dated May 22, 2009. In the case of spare parts inventories, we were restricted to compiling the appraisal prepared by the Company and its advisors.

•

The information referring to the data, to the projections, to the assumptions and to the estimates relating to the Company and to its market, used and contained in this Appraisal Report, is based on certain groups of reports and presentation layout that can differ considerably in relation to the group of accounts presented by the Company in the preparation of the Standardized Financial Statements, available to the public. This procedure was adopted to allow the projections presented to be consistent with the group of accounts presented in the management financial statements made available. Occasional differences in the groups of accounts do not have an impact on the results.

•

The information contained here is that used and/or presented by the Company, adjusted by KPMG, according to its judgment, referring to reasonableness, and is assumed to originate from the best appraisal of the Company and of its Management in relation to the evolution of the Company and of its market.

•

Unless expressly presented otherwise, as indicated in writing in specific notes or references, all the data, historical information, market information, estimates, projections and assumptions, included, considered, used or presented in this Appraisal Report are those submitted by the Company to KPMG.

•

The information related to the financial position of the Company, contained herein, is that available on December 31, 2008. Any change in these positions might affect the results of this Appraisal Report. KPMG does not assume any obligation concerning the updating, revision or amendment of this Appraisal Report, as a result of the disclosure of any information subsequent to December 31, 2008, or as a result of any subsequent event.

•

The corporate structures and the percentages of interest in associated and subsidiary companies presented in this report were informed by Company Management, according to the base date as of December 31, 2008, and were not subject to an independent verification by KPMG.

•

It is worth emphasizing that the appraisal of Shareholders’ Equity at Market Prices of VCP was impacted by the appraisal of Shareholders’ Equity at Market Prices of Aracruz, whose report was issued by KPMG on the same date as this one. The appraisal of Aracruz considered the renegotiation of its financial liabilities executed with certain creditor banks, whose debt renegotiation contract was signed on May 13, 2009.

•

There are no guarantees that the assumptions, estimates, projections, partial or total results or conclusions used in this Appraisal Report will be effectively attained or verified, in whole or in part. The realized future results of the Company may differ from those projected, and these differences can be significant, possibly resulting from various factors, including, but not limited to, changes in the market conditions. KPMG does not assume any responsibility in relation to these differences.

•

This Appraisal Report was generated according to economic and market conditions, among others, available on the date of its preparation, whereby the conclusions presented are subject to variations due to a range of factors over which KPMG has no control.

•

For the performance of the work, KPMG adopted the assumption that all the approvals of a governmental or regulatory or of any other nature, besides waiver, rider or repricing of contracts necessary for the deal lined up were or will be obtained, and that no potential modification required on account of these acts will cause adverse equity effects for the Company. KPMG was not responsible for defining or analyzing the legal aspects inherent to this restructuring process involving VCP and Aracruz.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

1. Relevant notes (cont’d)	Free translation of the original document in Portuguese

•

KPMG emphasizes that its services do not include counseling of any nature, such as legal or accounting advice. The content of this material is not and should not be considered a promise or assurance in relation to the past or to the future, or a recommendation for the share substitution ratio price.

•

This Appraisal Report was prepared in accordance with the terms of art. 264 of Law 6404/76. This Appraisal Report does not represent or constitute a proposal, request, suggestion or recommendation by KPMG for ratio of the merger of shares of VCP and of Aracruz (“Merger of Shares”), whereas the Company shareholders in possession of voting shares (Shareholders) are fully responsible for any decision made. KPMG cannot assume responsibility or be held accountable for the decisions of the Shareholders.

•

The Shareholders should conduct their own analyses in relation to the convenience of Merger of Shares of the merged companies in relation to the merging company, and should consult their own financial, tax and legal advisors, to define their own opinions about the Mergers of Shares, in an independent manner. The Appraisal Report should be read and interpreted in light of the restrictions and qualifications previously mentioned. The reader should take into consideration in his analysis the restrictions and characteristics of the sources of information used.

•	This Appraisal Report should be used exclusively in the context of the Merger of Shares.

•

This Appraisal Report cannot be circulated, copied, published or in any way used, neither can it be filed, included or referred to in whole or in part in any document without the prior consent of KPMG, although its use by third parties is allowed under the strict terms of article 264 of Law 6404/76.

•

Company and sector analysis reports drawn up by other institutions, perhaps due to their autonomy, can deal with assumptions in a manner unlike the approach of this appraisal and consequently present significantly different results.

•	This Appraisal Report was prepared according to the guidelines of CVM Instruction CVM 436/06 (which altered CVM Instruction 361/02).

•	The sum of individual values presented in this Appraisal Report can differ from the sum presented, due to the rounding off of figures.

•	We consider that the presentation of this Appraisal Report permanently concludes the services that were the subject matter of our proposal.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

2. Executive summary	Free translation of the original document in Portuguese

Introduction

•	The Managements of VCP and of Aracruz plan to execute corporate restructuring, whereby they will go through with the absorption of shares of Aracruz in the equity of VCP (“Merger of Shares”).

•

As a consequence of the Merger of Shares (a) the current shareholders of the Merged Company (Aracruz), which did not exercise the right to withdrawal, will receive shares issued by the Merging Company (VCP) and (b) VCP will become the owner of all the shares issued by Merged Company, whereupon the Merged Company will become a wholly-owned subsidiary of the Merging Company. For the issue of shares of VCP, the Managements of VCP and of Aracruz should establish the share substitution ratio (“Ratio of Exchange”) of the Merged Company to shares of the Merging Company.

•

KPMG was contracted by the Management of Aracruz for an appraisal of the Shareholders’ Equity at Market Prices of the Company, in compliance with the requirements of art. 264 of Law 6404/76, whose most relevant portions are reproduced below:

Art. 264 of Law 6404/76

“In the takeover, by the parent company, of a subsidiary company, the justification, submitted to the general meeting of the subsidiary, should contain, in addition to the information provided for in arts. 224 and 225, the calculation of the ratios of substitution of the shares of the non-controlling shareholders of the subsidiary with a basis on the value of the shareholders’ equity of the shares of the parent company and of the subsidiary with the two equities appraised according to the same criteria and on the same date, at market prices, or based on another criterion accepted by the Securities Commission, in the case of publicly-held companies”.

Objective of the appraisal

•

In accordance with the terms of our proposal dated of October 2, 2008, and respective rider of January 27, 2009, we conducted an independent appraisal of the Shareholders’ Equity at Market Prices of Aracruz, for compliance with regulations established by Corporation Law in art. 264 of Law nº 6404/76, of December 15, 1976.

Source of information and base date

•	The audited financial statements of Aracruz and of its subsidiaries as of December 31, 2008, which is the base date of this Appraisal Report, were used as a starting point.

•

The work was also based on interviews with Company Management, on management data, additional written or verbal information, provided by the Company, trial balances, projection of results prepared by Company Management, projections of economic indicators derived from futures contracts and others traded at BM&F and on projections of market indicators disclosed by Bloomberg.

Use and disclosure of the report

•	This Appraisal Report should be used exclusively in the context of the Mergers of Shares of Aracruz by VCP.

•

This Appraisal Report cannot be circulated, copied, published or in any way used, neither can it be filed, included or referred to in whole or in part in any document without the prior consent of KPMG, although its use by third parties is allowed under the strict terms of article 264 of Law 6404/76.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

2. Executive Summary (cont’d)	Free translation of the original document in Portuguese

Valuation criteria

•

The criterion of appraisal of the Shareholders’ Equity at Market Prices was applied to the calculation of the market value of the Company’s shareholders’ equity, considering assets and liabilities recorded in its financial statements of December 31, 2008.

•	The application of this criterion took the book values of assets and liabilities as a starting point and requires adjustments in some of these items to reflect their probable realization value.

•	Some of the main parameters that were observed for the execution of this assignment, as described in CVM Instruction CVM 436, are presented below:

1.	The value of shareholders’ equity appraised at market prices was estimated with a basis on the sale or the settlement of the assets and liabilities separately under the following conditions:

a.	The market value should correspond to the value expressed in cash or equivalent at which the property (or any other asset or liability) could be exchanged between a willing buyer and a willing seller, with reasonable knowledge of both and without compulsion for purchase or sale by one of by both; e

b.	The value of the assets should be appraised in reference to the market price under conditions of orderly settlement, or of “current cash equivalents”, in other words, the settlement value under forced sale conditions should not be considered, at any cost.

2.	The report summarizes the asset and liability items estimated in conditions of trade with debtors and creditors and contains the justification and appraisal criteria for each item, monetary and non-monetary, which were only grouped in conditions of similarity and relevance of the item.

3.	The following appraisal bases were observed in the different classes of items:

a.	Monetary assets, such as cash, cash equivalents and receivables, were appraised at fair value, that is, the amount at which an asset could be traded between independent and interested parties, familiar with the subject and willing to negotiate, in a normal transaction, without favors and with exemption of other interests. In cases where it was not possible to identify the market, these items were appraised through calculation of the present value of receipts in order to reflect the current market appraisals regarding the time value of money and the specific risks;

b.	Non-monetary assets, such as inventories, land, buildings, property, machinery and facilities, besides intangible assets like brands and patents, were appraised by the probable realization value.

c.	Monetary liabilities, such as debts, and payables, were appraised at fair value, as defined in letter “a” of this item.

d.	Contingencies were appraised according to the outcome expected by Company Management and/or its legal counsel.

4.	The statement of the Shareholders’ Equity at Market Prices summarizes assets and liabilities in a deductible manner, with Shareholders’ Equity at Market Prices remaining which, divided by the number of shares, will indicate the Shareholders’ Equity at Market Prices per share.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

2. Executive Summary (cont’d)	Free translation of the original document in Portuguese

Main procedures

•	In order to fulfill the requirements presented previously, the work involved the following main procedures:

•	Reading of the Company’s trial balances;

•	Analysis of the asset and liability accounts recorded in the financial statements of the Company;

•	Discussions and obtainment of additional information from Company Management;

•	Calculation of the market value of items whose book values were identified as being different from their respective market values;

•	Adjustment of the financial statements based on the result of the market value calculations;

•	Adjustment of the Company’s fixed assets at their respective market values based on the appraisal report prepared by the specialists engaged by the Company; and

•	Calculation of the of the Shareholders’ Equity at Market Prices of the Company and of its subsidiaries.

•	The procedures applied to the adjustment of assets subject to appraisal at market prices are described in Chapter 4 of this report.

Subsequent events

•	This appraisal does not reflect events occurring after the date of issuance of this report.

•	The appraisal of Aracruz considered the renegotiation of its financial liabilities executed with certain creditor banks, whose debt renegotiation contract was signed on May 13, 2009.

•

Any other relevant events that have occurred between the base date of the appraisal and the date of issuance of this document and that have not been communicated to KPMG might affect the appraisal result.

•

With the exception of the formalization by the Management of Aracruz of the re-scheduling of its financial liabilities with certain creditor banks, which rescheduling agreement as entered into on May 13, 2009, until this report’s issue date KPMG Corporate Finance is not aware of any other event likely to substantially change the results of this appraisal.

•	KPMG was not charged with the task of updating this report after the date of its issuance.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

2. Executive Summary (cont’d)	Free translation of the original document in Portuguese

Conclusion

•

Based on the objective of this appraisal, on the criteria used and their respective assumptions, the estimated Shareholders’ Equity at Market Prices of the Company on December 31, 2008, according to its corporate structure on this date, in our opinion is as follows (in thousands of shares):

Shareholders’ Equity at Market Prices

Quantity of shares (1)	1,032,554

Shareholders’ Equity - Book Value (in R$)	947,597,685

Value per share - Book Value (in R$)	0.918

Shareholders’ equity at market prices	3,348,659,176

Value per share - Shareholders’ Equity at Market Prices (in R$)	3.243

Note (1): Source - Company

•

The market prices of the fixed assets and inventories of spare parts and storeroom of the Company and its subsidiaries were not subject to appraisal by KPMG. In the case of spare parts inventories, we were restricted to compiling the appraisal prepared by the Company and its advisors. In the case of fixed assets, we limited our work to the compilation of sums reported in the appraisal reports issued by Poyry.

•

We emphasize that the understanding of the conclusion of this report will only occur through the full reading of its text and of its appendices, and that readers should therefore not take conclusions from its partial reading.

•	KPMG Corporate Finance declares, for the appropriate purposes, that it does not have any direct or indirect interests in the Company or in the operation for which this report is intended.

•	In addition, it informs that its partners and directors and officers involved have not established any type of limitation on the performance of the work executed.

•	KPMG Corporate Finance was not charged with the task of updating this report after the date of its issuance.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

3. Information about the appraiser	Free translation of the original document in Portuguese

•

The member firms of KPMG International are among the leaders in the global market of mergers and acquisitions. According to the independent survey of Thomson Financial Securities Data, the member firms of KPMG International were the number one financial advisor in a quantity of transactions concluded in nine of the twelve years as of 1994, having ranked second in the years in which it did not achieve leadership. From 2003 to 2006, they lead this ranking by a wide margin. After being vice leader in this ranking in 2007, KPMG International became the leader once again in 2008, year in which it advised 390 concluded merger and acquisition transactions. KPMG has received various awards in the last few years, of which the most recent was the title of “Advisor of the year in the European market of mid-sized companies” from Thomson Financial Acquisitions Monthly 2006 Awards.

•

At present KPMG Corporate Finance no Brasil reckons with a team of approximately 50 highly qualified professionals, including 8 partners, 4 executive officers and 9 managers allocated at the São Paulo and Rio de Janeiro offices.

Internal process of approval of the appraisal report

•

The appraisal of Shareholders’ Equity at Market Prices of the Company was executed by a team of highly qualified consultants, whereas the work was supervised and reviewed constantly by the partner and by the director in charge of the engagement. The work team was also comprised of a review partner and a manager. The approval of the appraisal report only occurred after the revisions by the engagement partner, the review partner, the director and the manager.

Identification and qualification of the professionals involved

•

Luis Augusto Motta Pinto da Luz and Luiz Renato Guimarães Pereira coordinated and took part in the development of the appraisal presented in this Report and are responsible for it. See résumés of these professionals in Attachment III.

Declarations of the appraiser

•	KPMG Corporate Finance declares, on July 10, 2009, that:

•	It does not own shares of the Company and of its subsidiaries, or of their partners, executive officers, directors, board members, controlling shareholders or related persons.

•	There are no business and credit relations with the Company that could impact its role as appraiser.

•	There is no conflict of interests that impairs the independence necessary for the performance of its duties in this assignment.

•	The amount charged as remuneration for the services rendered, referring to the preparation of this appraisal report, was R$ 361 thousand.

•	Over the last 12 months the sums received from Aracruz and its subsidiaries as payment for services provided by KPMG, save those in connection with preparing this report, totaled R$ 525 thousand.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

3. Information about the appraiser (cont’d)	Free translation of the original document in Portuguese

Experience of the appraiser

•	We present below some of the experiences of KPMG Corporate Finance in appraisals of publicly-held companies in recent years:

Client	Year	Description
Grupo Santander	2008	Appraisal by the Discounted Cash Flow methodology, Adjusted Shareholders’ Equity methodology and by Multiples of Grupo ABN Amro Real, referring to the merger of its operations in Brazil by Grupo Santander.

Paranapanema S.A	2008	Appraisal by the Discounted Cash Flow methodology, referring to the capital increase through issuance of new shares.

SAEPAR Serviços e Participações S.A	2008	Appraisal by the Discounted Cash Flow methodology, referring to the Public Offering of Acquisition of Shares of Sul América Companhia Nacional de Seguros.

Companhia Brasiliana de Energia	2007	Appraisal by the Discounted Cash Flow methodology, for corporate restructuring purposes.

VIVO	2007	Appraisal by means of the Discounted Cash Flow methodology of the companies Tele Norte Celular Participações S.A and Telemig Celular Participações S.A., in compliance with article 256 of Law no. 6404.

AES Tietê S.A	2007	Appraisal by the Discounted Cash Flow methodology, for fiscal purposes.

Grupo Santander	2006	Appraisal by the methodology of Shareholders’ Equity at Market Prices of the banks: Banco Meridional S.A.; Banco Santander Brasil S.A., Banco Santander S.A. and Banco do Estado de São Paulo S.A. – Banespa; for purposes of restructuring and exchange of shares.

Telefônica Data Brasil Holding S.A	2006	Appraisal by the Adjusted Shareholders’ Equity methodology, referring to the merger process at Telecomunicações de São Paulo.

Telecomunicações de São Paulo S.A	2006	Appraisal by the Adjusted Shareholders’ Equity methodology, referring to the merger process at Telefônica Data Brasil Holding S.A.

Banco do Estado do Ceará S.A	2005	Appraisal for purposes of definition of minimum price for auction of the Bank in the privatization process.

Suzano Bahia Sul Papel e Celulose S.A	2005	Appraisals by means of the Adjusted Shareholders’ Equity methodology, in connection with the acquisition of Ripasa S.A Celulose e Papel.

Ripasa S.A. Celulose e Papel	2005	Appraisal by the Adjusted Shareholders’ Equity methodology, referring to the acquisition process by Suzano Bahia Sul Papel e Celulose S/A and Votorantim Celulose e Papel.

Votorantim Celulose e Papel	2005	Appraisal by means of the Adjusted Shareholders’ Equity methodology, in connection with the acquisition of Ripasa S.A Celulose e Papel.

,

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

4. Information about the Company (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Company description

•

Aracruz is a Brazilian company with over 286 thousand hectares of renewable eucalyptus plantations and roughly 170 thousand hectares in native reservations in its forestry operations in the States of do Espírito Santo, Bahia, Minas Gerais, and Rio Grande do Sul.

•

A leading producer of bleached eucalyptus pulp, Aracruz accounts for 24% of this good’s global supply, directed at the manufacture of printing and writing paper, toilet paper, and high value-added special papers.

•	The company has the following industrial facilities to meet all this demand:

•	Barra do Riacho Unit- Espirito Santo (2.3 million tons): three pulp mills integrated to the plantations and a specialized private port (Portocel).

•

Guaíba - Rio Grande do Sul (450 thousand tons): A high-technology mill which directs a part of its 50-thousand ton annual productive capacity to printing and writing paper, chiefly marketed in the domestic market.

•	Veracel - Bahia (450 thousand tons): This is a partnership by Aracruz and the Swedish/Finnish Enso group, in which each company holds a 50% share in equity interest and production.

•

Aracruz Produtos de Madeira: Controlled jointly with the Weyerhaeuser group (USA), Aracruz holds one-third of the industrial facility located in Bahia, which supplies goods for the furniture and interior design industry, in Brazil and overseas.

•

In early 2009 the Company was acquired by VCP and formed a conglomerate which will be responsible for producing almost six million tons of pulp annually, equal to over one million hectares of forestry areas - roughly 500 thousand hectares of permanent preservation areas and 600 thousand hectares of eucalyptus plantations, in six different states (Espírito Santo, Bahia, Minas Gerais, Rio Grande do Sul, São Paulo, and Mato Grosso), with annual net invoicing in the region of R$ 7 billion.

Brief history

1967	Organization of Aracruz Florestal S.A, which was intended to plant eucalyptus forests.

1972	Foundation of Aracruz Celulose, with Aracruz Florestal as its subsidiary.

1978	Start of production in the Barra do Riacho Unit (Espirito Santo) - Plant A.

1985	Creation of Portocel, a private port in a partner ship with Cenibra, specialized in shipping pulp.

1991	Expansion of production in the Barra do Riacho units - Plant B project.

1999	ISO 14001 Certification

2002	Further expansion of production in the Barra do Riacho units - Plant C project.

2005	Inauguration of Veracel, a joint venture for pulp production

2009	Votorantim Celulose e Papel takes over the company’s control when acquiring the interests of the Safra Group and the Lorentzen, Almeida Braga, and Moreira Salles families.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

4. Company Information (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Corporate Structure

•	The corporate structure of Aracruz (Aracruz Celulose S.A.) is presented below, as of December 31, 2008.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

4. Company Information (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Main Branches of Business Activity

•	By means of its subsidiaries, joint subsidiaries and associated companies, Aracruz operates in a number of activities, as seen below:

1.	Wood Production: Operates through Aracruz Riograndense Ltda. and Mucuri Agroflorestal S.A. (the latter in a free leasehold of rural property), in eucalyptus forestation and reforestation to supply its productive units.

2.	Pulp Production: Through Veracel, the Barra do Riacho Unit and the Guaíba unit, it produces bleached eucalyptus pulp, employed chiefly in the production of toilet papers, printing, writing, and special papers.

3.	Pulp Production: Through the Guaíba unit, it produces roughly 50 thousand tons annually of printing and writing paper, basically intended for the domestic market.

4.	Distribution of goods: Through Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading International Ltd., Riocell Limited) and Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda. the company distributes pulp in the international market.

5.	Wood Products: By means of Aracruz Produtos de Madeira S.A., it manufactures solid wood products intended for the furniture and interior design industry, in Brazil and overseas.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

4. Company Information (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Historical Performance

•	The Company’s balance sheet relating to the periods from 2004 to 2008 is presented below:

Aracruz Balance Sheet in BRGAAP, in R$ millions - annual series

	2004	2005	2006	2007	2008
ASSETS
Current assets	2,294	2,659	2,690	2,358	2,821
Cash and cash equivalents	90	51	31	22	20
Sundry receivables	162	307	311	327	419
Trade accounts receivable	539	591	621	630	687
Inventories	314	439	498	485	678
Other	1,188	1,271	1,229	895	1,017
Noncurrent assets	243	274	396	573	1,307
Sundry receivables	174	238	359	496	1,278
Other	69	36	37	76	30
Permanent assets	6,338	6,416	6,491	7,006	7,739
Investments	28	24	23	22	20
Property, plant and equipment	5,723	5,927	6,129	6,769	7,663
Deferred charges	587	465	340	216	56

Total assets	8,874	9,349	9,577	9,937	11,868

LIABILITIES
Current liabilities	990	1,336	932	912	1,526
Loans and financing	434	728	333	292	1,035
Suppliers	216	196	184	195	258
Taxes, rates and contributions	120	57	91	65	120
Other	221	354	323	361	112
Noncurrent liabilities	4,444	3,863	3,830	3,664	9,380
Loans and financing	3,895	3,252	3,225	2,805	8,799
Other	550	611	605	859	581
Shareholders’ equity	3,440	4,151	4,816	5,361	962
Capital	1,855	1,855	1,855	2,872	2,872
Capital reserves	143	162	162	162	—
Profit reserves	1,493	2,199	2,863	2,369	(9)
Retained earnings (loss)	(51)	(66)	(64)	(42)	(1,900)

Total liabilities	8,874	9,349	9,577	9,937	11,868

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

4. Company Information (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Historical Performance (cont’d)

•	We present below the Income Statements of the Company for the periods from 2004 to 2008:

DRE - BRGAAP in millions of R$	2004	2005	2006	2007	2008
Net revenue	3,411	3,332	3,858	3,847	3,697
Cost of goods sold	(1,799)	(1,867)	(2,315)	(2,471)	(2,545)
Gross income	1,612	1,466	1,543	1,376	1,152
Commercial expenses	(175)	(164)	(177)	(170)	(178)
General and administrative expenses	(106)	(105)	(138)	(128)	(138)
Financial expenses	(196)	(49)	(134)	30	(5,925)
Other Operating Income	30	43	51	53	84
Other Operating Expenses	(150)	(205)	(205)	(129)	(346)
Equity in income of subsidiaries and assoc. co.	(0)	(3)	(1)	(1)	(2)
Operating income	1,015	982	939	1,031	(5,353)
Nonoperating Income	6	(7)	—	—	—
EBIT	1,021	975	939	1,031	(5,353)
Income and social contribution taxes	47	188	211	11	1,140
Net income for the year	1,068	1,163	1,150	1,042	(4,213)

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

4. Company Information (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Information on the pulp and paper market

•

The competitiveness of the world’s pulp producers depends on climatic factors, soil conditions, and development of technology to increase productivity and production sustainability, based on forests planted primarily with eucalyptus and pine trees.

•

The Brazilian pulp and paper sector is one of the most competitive in the world. As a predominantly tropical country, Brazil has a climate and soils that are extremely conducive to tree farming. As a result of these advantages, Brazil is the world’s sixth largest producer of eucalyptus short fiber pulp - which provides high-quality paper - and the eleventh largest producer of paper.

•	The global ranking of major pulp and paper producing countries is shown below (base year 2007):

World’s largest producers of cellulose and

Paper - 2007 (in thousands of metric tons)

Pulp			Paper
#	Country	Volume	Country	Volume
1	USA	53,215	USA	84,073
2	Canada	23,677	China	65,000
3	China	18,160	Japan	31,106
4	Finland	13,066	Germany	22,655
5	Sweden	12,240	Canada	18,170
6	Brazil	11,998	Finland	14,151
7	Japan	10,884	Sweden	12,066
8	Russia	7,370	South Korea	10,703
9	Indonesia	5,672	Italy	10,009
10	Chile	3,550	France	10,006
11	India	3,250	Brazil	9,008

Total worldwide		192,177	Total worldwide	381,551

Source: RISI

•	In all, 12 million tons of pulp and 9 million tons of paper were produced in Brazil, representing a growth of 7.3% and 3.2% (respectively) in relation to the total produced in 2006.

•	Data on Brazilian pulp and paper production are presented below:

Brazilian Pulp and Paper Production

(in millions of metric tons per year)

Source: Bracelpa

•

According to the Brazilian Pulp and Paper Association (Bracelpa), focusing on the international market-taking advantage of the strong growth of emerging economies-was a wise strategy for the Brazilian paper industry.

•

The increase of income in these economies has generated an expansion in consumption of items originating from forest-based industries, such as wood for construction and paper for the produce of books, notebooks, packaging materials, particularly to destinations such as China, India and Eastern Europe.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

4. Company Information (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

•	The production of paper and pulp is largely concentrated in the hands of a few (but major) competitors, as can be seen in the table below:

Major classifications of the Pulp and Paper Industry

Company	Headquarters	Sales (in R$ million)	Net profit Adjusted (in R$ million)	Adj. SE (in R$ million)	Sales Margin (in %)
Suzano	BA	3,984.7	645.5	4,726.1	16.2%
Klabin	SP	3,528.4	631.7	2,929.1	17.9%
VCP	SP	2,763.0	538.0	5,874.2	19.5%
Aracruz	ES	2,641.2	887.1	5,689.7	33.6%
Duratex	SP	2,250.1	240.9	1,583.8	10.7%
International Paper	SP	2,046.2	20.8	3,702.3	1.0%
Ripasa	SP	1,468.3	61.9	1,126.4	4.2%
Cenibra	MG	1,331.3	309.9	1,141.2	23.3%
Veracel	BA	853.1	64.6	2,486.3	7.6%
Satipel	SP	565.0	43.6	504.5	7.7%
Celulose Irani	RS	453.2	25.7	115.4	5.7%
Berneck painéis e Serrados	PR	402.9	67.1	736.0	16.7%
Plantar	MG	232.2	24.0	97.8	10.3%

Source: Bracelpa

•	Data on Brazilian paper production, imports and exports are presented below:

Paper production in metric tons (2007)

Printing Paper	143,523
Printing and Writing Paper	2,493,236
Paper for Packaging	4,367,365
Tissue paper	812,594
Letter Paper	635,999
Paperboard	46,275
Other	466,978

Total	8,965,970

Source: SECEX

Paper (‘000 Tons)

	2006 (12m)	2007 (12m)%		2007 (Jan-Jul)	2008 (Jan-Jul)%
Production	8,725	8,965	2.8%	5,234	5,332	1.9%
Imports	967	1,097	13.4%	575	756	31.5%
Exports	1,990	2,006	0.8%	1,229	1,216	-1.1%

Source: SECEX

•	Data on Brazilian paper production, imports and exports are presented below:

Production of Cellulose Paste in metric tons (2007)

Long Fiber	1,443,606
Bleached	75,043
Non-bleached	1,368,563
Short fiber	9,962,672
Bleached	9,563,080
Non-bleached	399,592
P.A.R.	509,778

Total	11,916,056

Source: SECEX

Pulp (‘000 Tons)

	2006 (12m)	2007 (12m)%		2007 (Jan-Jul)	2008 (Jan-Jul)%
Production	11,180	11,916	6.6%	6,849	7,638	11.5%
Imports	362	346	-4.4%	160	175	9.4%
Exports	6,246	6,584	5.4%	3,212	4,384	36.5%

Source: SECEX

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

4. Company Information (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

•	Data on the trade balance of Brazilian pulp and paper are presented below:

Trade Balance of the Pulp/Paper Sector US$ millions FOB

	2006	2007	%	2007	2008	%
				(Jan-Jul)
Exports	4,005	4,726	18.0%	3,117	3,974	27.5%
Pulp	2,484	3,024	21.7%	1,962	2,656	35.4%
Paper	1,521	1,702	11.9%	1,155	1,318	14.1%
Imports	1,125	1,318	17.2%	820	1,096	33.7%
Pulp	213	232	8.9%	148	177	19.6%
Paper	912	1,086	19.1%	672	919	36.8%
Balance	2,880	3,408	18.3%	2,297	2,878	25.3%
Pulp	2,271	2,792	22.9%	1,814	2,479	36.7%
Paper	609	616	1.1%	483	399	-17.4%

Source: SECEX

•

Brazilian pulp and paper companies have increased the trade balance: US$ 4.7 billion were exported in 2007, reaching a trade surplus of US$ 3.4 billion (8.5% of Brazil’s US$ 40 billion trade balance in 2007).

•

In the first two quarters of 2008, the sector accounted for US$ 2.878 billion out of Brazil’s US$ 11.3 billion trade balance. Exports of pulp were up 35.4% in relation to the same period last year, reaching US$ 2.656 billion, and paper exports totaled US$ 1.318 million, showing a 14.1% increase over the same period last year.

•

The industry depends on exports; around 55% of pulp production and 22% of paper production was exported in 2007. The factors that influence the price under these conditions include variations in the exchange rate, global economic activity, and the increase or decrease of worldwide demand.

•

The weakening of the global economy has besieged the pulp and paper sector. In both August and September 2008, there was an 8% drop in shipments. With this fall in the demand for paper products for the office supply and publishing sectors, the demand for pulp has also fallen, and producers were left with inventory levels 25% higher than 12 months ago. In late August the product remained in stock for an average of 33 days, but by August 2008 this figure had jumped to 45 days.

•	The changes in the price of pulp is shown below:

Changes in the Price of Pulp

(US$ per metric ton)

+

Source: Bloomberg

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

5. Appraisal of shareholders’ equity at market prices	Free translation of the original document in Portuguese

General Assumptions

•	For adjustments calculation, when applicable, between the book balance and the market value of assets and liabilities, we executed the following procedures:

•

Projection of the realization or settlement of the account balances, considering when appropriate the interest and/or correction rates levied, and discount at present value using a specific discount rate that reflects the current market evaluations concerning the time value of money and the specific risks.

•	The market values of fixed assets and spare parts inventory accounts were estimated with a basis on the appraisal results of specialized third parties.

•	Adjustments in the amounts of investments in subsidiary or associated companies, based on the equity accounting method, going from Shareholders’ Equity at Market Prices of the subsidiaries.

•

The tax credits or debits were adjusted according to use or payment following the orderly settlement criterion. These credits, when possible, were considered to offset any taxes resulting from the capital gains identified with appraised assets and liabilities.

Definition of discount rate

•

We used the rate of 100% of the projected future (in nominal terms) Interbank Deposit Certificate (CDI) according to market expectations implicit in the future contracts of CDI traded at BM&F, as of June 30, 2009.

Other rates and indexes

•

Market expectations implicit in the future contracts of BM&F relating to foreign exchange and TJLP and data disclosed at Bloomberg referring to the Libor future contracts, as of June 30, 2009, were also used in the calculations.

Adjustments of assets and liabilities at market prices

•

For calculation of the market value of the assets and liabilities of the Company and its subsidiaries identified as susceptible to relevant adjustments, the following criteria were applied for these assets and liabilities to be reflected by their respective realization values:

Trade accounts receivable - Domestic Market

•	Nature of balance: referring to trade accounts receivable generated in domestic market operations.

•	Adjustment criteria: discount at present value according to their periods of receipt and CDI rate projected for the period (Source: BM&F).

•	Amount of Adjustment:

•	Reduction of four hundred thousand reais (R$ 400 thousand) in accounts receivable of Aracruz;

•	Reduction of twenty thousand reais (R$ 20 thousand) in accounts receivable of Portocel;

•	Reduction of nine thousand reais (R$ 9 thousand) in accounts receivable of APM; and

•	Reduction of twenty-four thousand reais (R$ 24 thousand) in accounts receivable Aracruz Riograndense.

Trade accounts receivable - Foreign Market

•	Nature of balance: referring to trade accounts receivable generated in foreign market operations.

•	Adjustment criteria: discount at present value according to their periods of receipt, CDI rate and exchange rate projected for the period (Source: BM&F).

•	Amount of Adjustment:

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

Trade accounts receivable - overseas market (continued)

•	Reduction of four million, seven hundred and forty thousand reais (R$ 4,740 thousand) in accounts receivable of Veracel;

•	Reduction of one hundred and eighty-nine thousand dollars (US$ 189 thousand) in accounts receivable of AHOC; and

•	Increase of three hundred and thirty-four thousand dollars (US$ 334 thousand) in the accounts receivable of Aracruz USA.

Accounts receivable re - tax credits sold

•	Nature of balance: regarding accounts receivable arising from sale of ICMS tax credits at CDI + 2% p.a.

•

Adjustment criteria: appraise based on projection of receivables flows for this transaction according to their respective rates and indices, and discounted to present value based on the CDI projection for the period.

•	Amount of Adjustment:

•	Increase of one million, eight hundred and forty-three thousand reais (R$ 1,843 thousand) in the tax credits sold account of Aracruz.

Account receivable - associated / controlled companies

•	Nature of balance: with regard to accounts receivable for commercial transactions with associated / controlled companies.

•	Adjustment criteria: appraised according to the expectation for realizing and discounted to present value according to the realization terms and projected CDI rate.

•	Amount of Adjustment:

•	Reduction of twenty-five thousand reais (R$ 25 thousand) in accounts receivable - associated / subsidiary companies of APM.

Inventories - Raw material

•	Nature of balance: referring to inventory of raw material necessary for the operation.

•	Adjustment criteria: valued at replacement cost based on the price of the last purchase.

•	Amount of Adjustment:

•	Increase of thirteen thousand reais (R$ 13 thousand) in the raw material inventory of Aracruz;

•	Increase of two hundred and two thousand reais (R$ 202 thousand) in the raw material inventory of Veracel; and

•	Increase of one thousand reais (R$ 1 thousand) in the raw material inventory of APM.

Inventories - Finished product

•	Nature of balance: referring to inventory of finished product generated by the actual operation.

•	Adjustment criteria: valued at the sale price net of taxes, commercial expenses and profit margin.

•	Amount of Adjustment:

•	Increase of ten million, six hundred and seventy-seven thousand reais (R$ 10,677 thousand) in the finished product inventory of Aracruz;

•	Reduction of one hundred and twenty-five thousand reais (R$ 125 thousand) in the finished product inventory of Veracel;

•	Reduction of six million, five hundred and sixty-seven thousand reais (R$ 6,567 thousand) in the finished product inventory of AHOC;

•	Reduction of four hundred and twenty-eight thousand reais (R$ 428 thousand) in the finished product inventory of APM; and

•	Increase of nine hundred and fifty-seven thousand reais (R$ 957 thousand) in the in the finished product inventory of Aracruz USA.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

Inventories - Semi-finished products

•	Nature of balance: referring to inventory of semi-finished products generated by the actual operation.

•	Adjustment criteria: valued at the sale price net of taxes, commercial expenses and profit margin, deducted the cost for transformation into finished product.

•	Amount of Adjustment:

•	Reduction of three hundred and seventy thousand reais (R$ 370 thousand) in the semi-finished product inventory of APM.

Inventories - Maintenance materials

•	Nature of balance: referring to the inventory of maintenance materials of fixed assets and storeroom inventory.

•	Adjustment criteria: appraised at market price as of December 31, 2008, according to an appraisal performed by the Company and its advisors.

•	Amount of Adjustment:

•	Increase of six hundred and eighty-five thousand reais (R$ 685 thousand) in the inventory of semi-finished products of Aracruz.

Inventories - Forest products

•	Nature of balance: regarding eucalyptus shoots inventories.

•	Adjustment criteria: valued at replacement cost based on the price of the last purchase.

•	Amount of Adjustment:

•	Reduction of one hundred and fourteen thousand reais (R$ 114 thousand) in the forest product inventory of Veracel.

ICMS recoverable

•	Nature of balance: referring to ICMS credits generated by the actual operation.

•

Adjustment criteria: appraised based on the orderly settlement context where aforesaid credits would be realized by the settlement of the companies’ inventories. The portion not realized upon the sale of inventories was reverted as there is no market value for such balances.

•	Amount of Adjustment:

•	Reduction of twenty-six thousand reais (R$ 26 thousand) in the Veracel ICMS tax recoverable of Veracel; and

•	Reduction of eighty-five thousand reais (R$ 85 thousand) in the ICMS tax recoverable of Aracruz Riograndense.

COFINS recoverable

•	Nature of balance: referring to COFINS credits generated by the actual operation.

•

Adjustment criteria: appraised based on the orderly settlement context where aforesaid credits would be realized by the settlement of the companies’ inventories. The unrealized portion was used to discount income tax and social contribution due on the capital gain determined. Any residual values are considered unrealizable.

•	Amount of Adjustment:

•	Reduction of fifty million, eight hundred and seventy-seven thousand reais (R$ 50,877 thousand) in the Cofins recoverable of Aracruz;

•	Reduction of thirty-seven million, four hundred and seventy-six thousand reais (R$ 37,476 thousand) in the Cofins recoverable of Veracel; and

•	Reduction of four million, six hundred and twenty-six thousand reais (R$ 4,626 thousand) in the Cofins recoverable of Aracruz Riograndense.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

PIS recoverable

•	Nature of balance: referring to PIS credits generated by the actual operation.

•

Adjustment criteria: appraised based on the orderly settlement context where aforesaid credits would be realized by the settlement of the companies’ inventories. The unrealized portion was used to discount income tax and social contribution due on the capital gain determined. Any residual values are considered unrealizable.

•	Amount of Adjustment:

•	Reduction of one million, one hundred and seventy-eight thousand reais (R$ 1,178 thousand) in the PIS recoverable of Veracel; and

•	Reduction of one million, six hundred and twenty-four thousand reais (R$ 1,624 thousand) in the PIS recoverable of Aracruz Riograndense.

VAT tax recoverable

•	Nature of balance: regarding VAT tax credits created by the transaction itself.

•

Adjustment criteria: appraised based on the orderly settlement context where aforesaid credits would be realized by the settlement of the companies’ inventories. The unrealized portion was used to discount income tax and social contribution due on the capital gain determined. Any residual values are considered unrealizable.

•	Amount of Adjustment:

•	Reduction of fifty-six thousand dollars (US$ 56 thousand) in the VAT tax recoverable of AHOC.

ICMS recoverable on fixed assets

•	Nature of balance: referring to ICMS credits generated in the acquisition of fixed assets.

•

Adjustment criteria: valued taking into consideration the orderly settlement of the companies where said assets would be resold, accordingly, the credits corresponding to said transactions would have no market value.

•	Amount of Adjustment:

•	Reduction of seven million, eight hundred and ninety-one thousand reais (R$ 7,891 thousand) in the ICMS tax recoverable on fixed assets of Aracruz;

•	Reduction of one million, one hundred and fifty-nine thousand reais (R$ 1,159 thousand) in the ICMS tax recoverable on fixed assets of Veracel;

•	Reduction of one hundred and fifty-eight thousand reais (R$ 158 thousand) in the ICMS tax recoverable on fixed assets of APM; and

•	Reduction of one hundred and twelve thousand reais (R$ 112 thousand) in the ICMS tax recoverable on fixed assets of Aracruz Riograndense.

PIS and COFINS recoverable on fixed assets

•	Nature of balance: referring to PIS and COFINS credits generated in the acquisition of fixed assets.

•

Adjustment criteria: valued taking into consideration the orderly settlement of the companies where said assets would be resold, accordingly, the credits corresponding to said transactions would have no market value.

•	Amount of Adjustment:

•	Reduction of thirty-one million, three hundred and thirty-one thousand reais (R$ 31,331 thousand) in the PIS and Cofins recoverable on fixed assets of Aracruz;

•	Reduction of seven million, six hundred and six thousand reais (R$ 7,606 thousand) in the PIS and Cofins recoverable on fixed assets of Veracel;

•	Reduction of six million, eight hundred and forty-seven thousand reais (R$ 6,847 thousand) in the PIS and Cofins recoverable on fixed assets of Portocel; and

•	Reduction of fifty thousand reais (R$ 50 thousand) in the PIS and Cofins recoverable on fixed assets of Aracruz Riograndense.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

5. Appraisal of shareholder’s equity at market prices (cont’d)	Free translation of the original document in Portuguese

Deferred Income Tax and Social Contribution Assets

•	Nature of balance: referring to Deferred Income Tax and Social Contribution that cannot be used due to the orderly settlement of the Company and of its subsidiaries.

•

Adjustment criteria: valued taking into consideration the orderly settlement of the companies where the respective tax credit was used to offset the taxes due upon the determination of capital gain/loss.

•	Amount of Adjustment:

•	Reduction of one hundred and forty million, one hundred and eight thousand reais (R$ 140,108 thousand) in the Deferred Income Tax and Social Contribution Credits of Aracruz;

•	Reduction of sixty-four million, eight hundred and fifteen thousand reais (R$ 64,815 thousand) in the Deferred Income Tax and Social Contribution Credits of Veracel;

•	Reduction of two hundred million, five hundred and forty-five thousand dollars (US$ 200,545 thousand) in the Deferred Income Tax and Social Contribution Credits of AHOC; and

•	Reduction of thirty-two thousand reais (R$ 32 thousand) in the Deferred Income Tax and Social Contribution Credits of APM.

Account receivable - Government of Bahia

•	Nature of balance: regarding accounts receivable arising from the construction of highway infra-structure, value to be refunded by the government of the State of Bahia.

•

Adjustment criteria: appraise based on projection of receivables flows for this transaction according to their respective rates and indices, and discounted to present value based on the projected CDI rate.

•	Amount of adjustment:

•	Reduction of one million, three hundred and sixty-three thousand reais (R$ 1,363 thousand) in the accounts receivable - Government of Bahia of Veracel.

Prepaid expenses

•	Nature of balance: regarding prepayment of deferred expenses.

•	Adjustment criteria: appraisal based on the expectation to realize balances.

•	Amount of Adjustment:

•	Reduction of five thousand dollars (US$ 5 thousand) in the prepaid expenses of Aracruz Europe.

Fixed assets

•	Nature of balance: referring to the fixed assets of the Company.

•	Adjustment criteria: appraised at market price on December 31, 2008, by means of an appraisal by Poyry.

•	Amount of Adjustment:

•	Increase of two billion, three hundred and forty-two million, nine hundred and twenty-eight thousand reais (R$ 2,342,928 thousand) in the fixed assets of Aracruz;

•	Increase of four hundred and forty-six million, and ninety-five thousand reais (R$ 446,095 thousand) in the fixed assets of Veracel;

•	Increase of one hundred million, four hundred and ninety-nine thousand reais (R$ 100,499 thousand) in the fixed assets of Portocel;

•	Increase of thirty-two million, one hundred and thirteen thousand reais (R$ 32,113 thousand) in the fixed assets of APM; and

•	Increase of four hundred and ninety-two million, five hundred and thirty-three thousand reais (R$ 492,533 thousand) increase in the fixed assets of Mucuri;

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

5. Appraisal of shareholder’s equity at market prices (cont’d)	Free translation of the original document in Portuguese

Advance to suppliers - eucalyptus

•	Nature of balance: referring to operating and/or financial advances to eucalyptus suppliers.

•	Adjustment criteria: valued according to the cubic meters of wood contracted on the date the contract is formally drawn up in keeping with the current values of wood contracted by the Company.

•	Amount of Adjustment:

•	Increase of three hundred and thirty-five million, four hundred and twenty-seven thousand reais (R$ 335,427 thousand) in the advance to suppliers - eucalyptus of Aracruz; and

•	Increase of sixty-one million, nine hundred and thirty-one thousand reais (R$ 61,931 thousand) in the advance to suppliers - eucalyptus of Veracel.

Deferred charges

•	Nature of balance: regarding pre-operating expenses.

•	Adjustment criteria: balance appraised based on realization value.

•	Amount of Adjustment:

•	Reduction of fifty-six million two hundred and eighty-eight thousand reais (R$ 56,288 thousand) in the Deferred charges of Aracruz; and

•	Reduction of seven hundred and thirty-two thousand reais (R$ 732 thousand) in the Deferred charges account of APM.

Investments - Interest in associated and subsidiary companies

•	Nature of balance: referring to the Company’s interest in its subsidiaries, adjusted with a basis on the equity accounting method.

•

Adjustment criteria: the book value contained in the balance sheet of the Company subsidiaries were adjusted to market value, using the same criteria adopted for the Company, reflected in its shareholders’ equity based on the equity accounting method, adopting as a basis the Shareholders’ Equity at Market Prices of its subsidiaries, and the respective adjustments made in each one of them.

•	Amount of Adjustment:

•	Increase of three hundred and sixteen million, two hundred and twenty-nine thousand reais (R$ 316,229 thousand) in the interest in associated and subsidiary companies of Aracruz; and

•	Reduction of five thousand dollars (US$ 5 thousand) in the interests in associated and controlled companies account of AHOC.

Investments - Interest in investment funds and other companies

•	Nature of balance: referring to interest in investment funds and other companies adjusted with a basis on the investment cost method.

•	Adjustment criteria: does not have market value due to the impossibility of realization of the book balance.

•	Amount of Adjustment:

•	Reduction of three million, two hundred twenty-two thousand reais (R$ 3,222 thousand) in the interests in investment funds and other companies account of Aracruz.

Investments - Goodwill on the acquisition of shares

•	Nature of balance: regarding goodwill created in the Veracel Celulose S.A. acquisition transactions.

•

Adjustment criteria: balances were considered null, as they have no market value or their realization/sale is improbable. In general they refer to expenditures already realized and not incurred in accounting terms the amortization of which is being performed gradually.

•	Amount of Adjustment:

•	Reduction of nine million, seven hundred and forty-two thousand reais (R$ 9,742 thousand) in the goodwill account of Aracruz.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

5. Appraisal of shareholder’s equity at market prices (cont’d)	Free translation of the original document in Portuguese

Suppliers - Domestic Market

•	Nature of balance: referring to accounts payable generated by domestic market operations.

•	Adjustment criteria: discount at present value according to the realization terms and CDI rate projected for the period (Source: BM&F).

•	Amount of Adjustment:

•	Reduction of three million, four hundred and forty-three thousand reais (R$ 3,443 thousand) in trade accounts payable - domestic market of Aracruz;

•	Reduction of eighty-four thousand reais (R$ 84 thousand) in trade accounts payable - domestic market of Veracel; and

•	Reduction of thirty-six thousand reais (R$ 36 thousand) in trade accounts payable - domestic market of APM.

Suppliers - Foreign Market

•	Nature of balance: referring to accounts payable generated by foreign market operations.

•	Adjustment criteria: discount at present value according to their periods of receipt, CDI rate and exchange rate projected for the period (Source: BM&F).

•	Amount of Adjustment:

•	Reduction of one hundred and eleven thousand reais (R$ 111 thousand) in trade accounts payable - overseas market of Aracruz;

•	Increase of two thousand reais (R$ 2 thousand) in the account of Suppliers- foreign market of Veracel;

•	Reduction of one hundred and thirty-four thousand dollars (US$ 134 thousand) in trade accounts payable - overseas market of AHOC;

•	Reduction of one million, nine hundred and sixty-two thousand reais (R$ 1,962 thousand) in trade accounts payable - overseas market of Aracruz Riograndense; and

•	Reduction of thirty-one thousand reais (R$ 31 thousand) in trade accounts payable - overseas market of Aracruz USA.

Profit sharing

•	Nature of balance: regarding senior management bonus, payment of which depends on working at least three years for the Company.

•	Adjustment criteria: balances were considered null, as one of these balances would not be settled in a context of orderly settlement.

•	Amount of Adjustment:

•	Reduction of seven million, one hundred and sixty-six thousand reais (R$ 7,166 thousand) in profit sharing of Aracruz; and

•	Reduction of forty-four thousand reais (R$ 44 thousand) in profit sharing of Portocel.

Loans, financing and derivatives

•

Nature of balance: referring to loans and financings in national and foreign currency, such as: BNDES, Pre-payments, ACC, Working Capital, Leasing, and others; and transactions with derivatives, such as Export Credit Notes, Swaps, among others.

•

Adjustment criteria: appraised based on the projection of the payment flows of these financial operations according to their respective rates, indexes and other contractual terms, and their discounting at present value based on the CDI rate and on the foreign exchange projected for the period.

•	Amount of Adjustment:

•	Reduction of eight hundred and twenty-four million, five hundred and forty-three thousand reais (R$ 824,543 thousand) in loans, financing, and derivatives of Aracruz;

•	Reduction of eighteen million, two hundred and forty-five thousand reais (R$ 18,245 thousand) in loans, financing, and derivatives of Veracel;

•	Reduction of fifteen million, six hundred and seventy-eight thousand reais (R$ 15,678 thousand) in loans, financing, and derivatives of Portocel; and

•	Reduction of ninety-four million, two hundred and sixty-nine thousand dollars (US$ 94,269 thousand) in loans, financing, and derivatives of AHOC.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

5. Appraisal of shareholder’s equity at market prices (cont’d)	Free translation of the original document in Portuguese

Commissions payable

•	Nature of balance: regarding commissions payable arising from the transaction, payable within three months.

•	Adjustment criteria: discounted to present value according to their payment terms and the projected CDI rate.

•	Amount of adjustment:

•	Reduction of two thousand reais (R$ 2 thousand) in the commissions payable account of APM.

Taxes payable - PIS / COFINS PAES

•	Nature of balance: regarding PAES, PIS, and COFINS.

•	Adjustment criteria: appraised according to payment term and discounted to present value according to their payment terms and the projected CDI rate.

•	Amount of adjustment:

•	Reduction of four million and thirty-seven thousand reais (R$ 4,037 thousand) in the PAES tax payable account of Aracruz.

Taxes, rates and contribution liabilities

•

Considering that part of the adjustments made to the shareholders’ equity of the Company and its subsidiaries would result in a gain for fiscal purposes, the deduction of the tax impact of income tax and social contribution should be considered a negative adjustment factor in the shareholders’ equity of these companies, since upon the realization of the appraised assets and liabilities, the earnings determined as a result of the adjustments will entail a tax debit in addition to those already determined by these companies.

•

For this purpose, we identified adjustments that individually correspond to an expense, as well as others that correspond to revenue, classifying them as either operating or non-operating (considering the definition of non-operating income/expense contained in Law 9249/95).

•

Taking only adjustments of a deductible expense and/or taxable income nature as a basis, we determined taxable earnings. Part of the Company’s earnings was offset with the use of tax loss and negative social contribution basis existing at this company on the base date of this appraisal.

•	The tax impact resulting from the above adjustments in the “Taxes, rates and contributions” account was calculated as a result.

•	Amount of Adjustment:

•	Increase of one billion, one hundred and forty-six million, one hundred and eighty-one thousand reais (R$ 1,146,181 thousand) in the “Taxes, rates and contributions” account of Aracruz;

•	Increase of one hundred and sixty million, seven hundred and forty-one thousand reais (R$ 160,741 thousand) in the “Taxes, rates and contributions” account of Veracel;

•	Increase of thirty-seven million, one hundred and eighty-one thousand reais (R$ 37,181 thousand) in the “Taxes, rates and contributions” account of Portocel;

•	Increase of fourteen million and fourteen thousand dollars (US$ 14,014 thousand) in the “Taxes, rates and contributions” account of AHOC;

•	Increase of ten million, nine hundred and eighteen thousand reais (R$ 10,918 thousand) in the in the “Taxes, rates and contributions” account of APM;

•	Increase of one hundred and sixty-seven million, four hundred and sixty-one thousand reais (R$ 167,461 thousand) in the “Taxes, rates and contributions” account of Mucuri; and

•	Increase of four hundred and ninety-two thousand dollars (US$ 492 thousand) in the “Taxes, rates and contributions” account of Aracruz USA.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

6. Conclusion	Free translation of the original document in Portuguese

•

Based on the description of all the assignments and the respective attachments to this appraisal report, the estimated value of the Company’s Shareholders’ Equity at Market Prices as of December 31, 2008, in accordance with its corporate structure on that date is, in our opinion is three billion, three hundred and forty-eight million, six hundred and fifty-nine thousand reais (R$ 3,348,659 thousand), with a per share value of R$ 3.243.

•

We emphasize that the understanding of the conclusion of this report will only occur through the full reading of its text and of its appendices, and that readers should therefore not take conclusions from its partial reading.

•	KPMG Corporate Finance declares, for the appropriate purposes, that it does not have any direct or indirect interests in the Company or in the operation for which this report is intended.

•	In addition, it informs that the controlling shareholders and directors and officers of the companies involved have not established any type of limitation on the performance of the work executed.

•	KPMG Corporate Finance was not charged with the task of updating this report after the date of its issuance.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008.	Free translation of the original document in Portuguese

•	We present below the calculations of Shareholders’ Equity at Market Prices of Aracruz and of its subsidiaries:

Adjustments made to the shareholders’ equity of Aracruz Celulose S.A.

Shareholders’ equity – book value		947,597,685

Adjustments in assets		2,707,942,310

Trade accounts receivable – domestic market		(399,680)
Accounts receivable re tax credits sold		1,842,777
COFINS recoverable		(50,876,869)
ICMS recoverable on fixed assets		(7,891,792)
PIS and COFINS recoverable on fixed assets		(31,331,060)
Inventories - Raw material		13,165
Inventories - Finished goods		10,677,480
Inventories - Maintenance materials		684,943
Advance to suppliers - eucalyptus		335,426,984
Fixed assets		2,342,927,587
Deferred charges		(56,288,334)
Other investments		(3,222,261)
Goodwill		(9,741,584)
Deferred Income Tax/Social Contribution		(140,107,751)
Equity accounting		316,228,704

Adjustments in liabilities		(839,300,671)

Loans, financings and derivatives – Short term + Long Terms		(824,543,128)
Suppliers - Domestic Market		(3,443,337)
Suppliers - Foreign Market		(111,116)
Taxes payable - PAES		(4,036,660)
Profit sharing		(7,166,429)

Total capital gain net of capital loss	3,547,242,981
Total subject to operating taxation	1,028,194,441
Total subject to non-operating taxation	2,342,927,587
Total not subject to taxation	176,120,953

Income Tax/Social Contribution on capital gain/loss		(1,146,181,490)

Operational		(349,586,110)
Non-operational		(796,595,380)

Adjusted shareholders’ equity at market prices		3,348,659,176

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Veracel Celulose S.A. - in R$ (expressed as 50% of total)

Shareholders’ equity - book value		1,272,228,340

Adjustments in assets		389,625,612

Trade accounts receivable - foreign market		(4,740,438)
ICMS recoverable		(26,279)
COFINS recoverable		(37,476,086)
PIS recoverable		(1,178,068)
ICMS recoverable on fixed assets		(1,158,980)
PIS and COFINS recoverable on fixed assets		(7,605,970)
Inventories - Raw material		202,351
Inventories - Finished goods		(124,862)
Inventories - Forest products		(114,049)
Account receivable - Government of Bahia		(1,363,200)
Advance to suppliers - eucalyptus		61,930,738
Fixed assets		446,095,206
Deferred Income Tax/Social Contribution		(64,814,750)

Adjustments in liabilities		(18,327,605)

Loans and financings - Short Term + Long Term		(18,245,242)
Suppliers - Domestic Market		(83,882)
Suppliers - Foreign Market		1,519

Total capital gain net of capital loss	407,953,217
Total subject to operating taxation	26,672,762
Total subject to non-operating taxation	446,095,206
Total not subject to taxation	(64,814,750)

Income Tax/Social Contribution on capital gain/loss		(160,741,109)

Operational		(9,068,739)
Non-operational		(151,672,370)

Adjusted shareholders’ equity at market prices		1,519,440,448

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Portocel T.E.B.R. S/A - em R$

Shareholders’ equity – book value		18,547,092

Adjustments in assets		93,632,274

Trade account receivable - domestic market		(20,001)
PIS and COFINS recoverable on fixed assets		(6,846,667)
Fixed assets		100,498,942

Adjustments in liabilities		(15,722,848)

Derivatives		(15,678,426)
Profit sharing		(44,422)

Total capital gain net of capital loss	109,355,122
Total subject to operating taxation	8,856,180
Total subject to non-operating taxation	100,498,942
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		(37,180,741)

Operational		(3,011,101)
Non-operational		(34,169,640)

Adjusted shareholders’ equity at market prices		90,721,472

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Aracruz Trading Int. Ltd. - in US$

Shareholders’ equity – book value		70,948,822

Adjustments in assets		(207,362,320)

Trade account receivable - foreign market		(189,232)
VAT receivable		(56,192)
Inventories - Finished goods		(6,567,264)
Deferred Income Tax/Social Contribution		(200,545,089)
Equity accounting		(4,543)

Adjustments in liabilities		(94,402,913)

Loans and financings - Short term + Long Term		(94,268,637)
Suppliers - Foreign Market		(134,276)

Total capital gain net of capital loss	(112,959,407)
Total subject to operating taxation	87,585,682
Total subject to non-operating taxation	—
Total not subject to taxation	(200,545,089)

Income Tax/Social Contribution on capital gain/loss		(14,014,436)

Operational		(14,014,436)
Non-operational		—

Adjusted shareholders’ equity at market prices		(56,025,021)

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Aracruz Produtos de Madeira S.A. - in R$

Shareholders’ equity - book value		49,147,566

Adjustments in assets		30,360,158

Trade account receivable - domestic market		(9,472)
Account receivable - associated / subsidiary companies		(24,560)
Inventories - Raw material		846
Inventories - Finished goods		(427,854)
Inventories - Semi-finished products		(370,134)
ICMS recoverable on fixed assets		(157,775)
Fixed assets		32,113,003
Deferred charges		(732,281)
Deferred Income Tax/Social Contribution		(31,617)

Adjustments in liabilities		(38,125)

Suppliers - Domestic Market		(35,773)
Commissions payable		(2,352)

Total capital gain net of capital loss	30,398,282
Total subject to operating taxation	(1,683,104)
Total subject to non-operating taxation	32,113,003
Total not subject to taxation	(31,617)

Income Tax/Social Contribution on capital gain/loss		(10,918,421)

Operational		572,255
Non-operational		(10,918,421)

Adjusted shareholders’ equity at market prices		68,627,427

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Aracruz Riograndense Ltda. - in R$

Shareholders’ equity - book value		77,090,319

Adjustments in assets		(6,519,209)

Trade account receivable - domestic market		(23,507)
ICMS recoverable		(84,513)
COFINS recoverable		(4,625,984)
PIS recoverable		(1,623,633)
ICMS recoverable on fixed assets		(111,606)
PIS and COFINS recoverable on fixed assets		(49,966)

Adjustments in liabilities		(1,962,073)

Suppliers - Foreign Market		(1,962,073)

Total capital gain net of capital loss	(4,557,136)
Total subject to operating taxation	(4,557,136)
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		1,549,426
Non-operational		—

Adjusted shareholders’ equity at market prices		72,533,183

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Aracruz International FC - in US$

Shareholders’ equity - book value		389

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		389

Adjustments made to the shareholders’ equity of Ara Pulp - in US$

Shareholders’ equity - book value		158

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		158

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Aracruz (Europe) S.A. – in US$
Shareholders’ equity – book value		2,182,300

Adjustments in assets		(4,543)

Prepaid expenses		(4,543)

Adjustments in liabilities		—

Total capital gain net of capital loss	(4,543)
Total subject to operating taxation	(4,543)
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		1,544
Non-operational		—

Adjusted shareholders’ equity at market prices		2,177,757

Adjustments made to the shareholders’ equity of Riocell Trade S.A. – in US$

Shareholders’ equity – book value		620,303

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		620,303

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Aracruz Trading S.A. – in US$

Shareholders’ equity – book value		135,458

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		135,458

Adjustments made to the shareholders’ equity of Mucuri Agroflorestal S.A. – in R$

Shareholders’ equity – book value		76,174,562

Adjustments in assets		492,532,930

Fixed assets		492,532,930

Adjustments in liabilities		—

Total capital gain net of capital loss	492,532,930
Total subject to operating taxation	—
Total subject to non-operating taxation	492,532,930
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		(167,461,196)

Operational		—
Non-operational		(167,461,196)

Adjusted shareholders’ equity at market prices		401,246,296

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Aracruz Celulose (USA), Inc. – in US$

Shareholders’ equity – book value		10,813,629

Adjustments in assets		1,291,012

Trade account receivable – foreign market		333,662
Inventories – Finished goods		957,350

Adjustments in liabilities		(31,430)

Suppliers – Foreign Market		(31,430)

Total capital gain net of capital loss	1,322,441
Total subject to operating taxation	1,322,441
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		(492,345)

Operational		(492,345)
Non-operating		—

Adjusted shareholders’ equity at market prices		11,643,725

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment II Macroeconomic market data used in the projections	Free translation of the original document in Portuguese

•	We present below the macroeconomic market data that was used in the calculation of the market value of the assets and liabilities of the Company and of its subsidiaries:

Maturity	Previous adjustment price	Current adjustment price	Variation	Amount of adjust. by Contract (R$)
DI1 - overnight DI
N09	99,965.99	99,965.95	-0.04	0.04
Q09	99,183.02	99,181.75	-1.27	1.27
U09	98,494.74	98,491.46	-3.28	3.28
V09	97,811.60	97,810.57	-1.03	1.03
F10	95,784.57	95,778.92	-5.65	5.65
J10	93,742.03	93,735.00	-7.03	7.03
N10	91,532.71	91,541.56	8.85	8.85
V10	89,076.50	89,073.07	-3.43	3.43
F11	86,550.60	86,577.27	26.67	26.67
J11	84,064.64	84,122.01	57.37	57.37
N11	81,605.45	81,661.75	56.3	56.3
V11	79,186.70	79,191.77	5.07	5.07
F12	76,929.10	76,899.77	-29.33	29.33
J12	74,551.73	74,566.71	14.98	14.98
N12	72,192.00	72,305.11	113.11	113.11
V12	69,941.76	69,948.05	6.29	6.29
F13	67,842.37	67,742.56	-99.81	99.81
J13	65,876.82	65,839.17	-37.65	37.65
N13	63,858.31	63,796.47	-61.84	61.84
V13	61,758.37	61,823.42	65.05	65.05
F14	59,776.62	59,615.18	-161.44	161.44
N14	56,510.50	56,205.85	-304.65	304.65
F15	52,585.22	52,578.48	-6.74	6.74
F16	46,502.99	46,548.97	45.98	45.98
F17	41,105.66	41,192.99	87.33	87.33
F18	36,560.74	36,554.27	-6.47	6.47
F22	22,783.93	22,573.30	-210.63	210.63

DOL - Trade dollar
N09	1,964.40	1,951.60	-12.796	639.80
Q09	1,976.65	1,970.64	-6.005	300.25
U09	1,988.20	1,982.33	-5.868	293.40
V09	1,999.45	1,993.56	-5.893	294.65
X09	2,010.08	2,004.28	-5.802	290.10
Z09	2,020.27	2,014.55	-5.724	286.20
F10	2,031.53	2,025.91	-5.621	281.05
G10	2,041.84	2,036.08	-5.762	288.10
H10	2,051.17	2,045.28	-5.889	294.45
J10	2,063.16	2,057.10	-6.052	302.60
K10	2,074.11	2,068.35	-5.765	288.25
N10	2,097.31	2,092.18	-5.132	256.60
U10	2,122.51	2,117.90	-4.613	230.65
V10	2,134.66	2,130.30	-4.363	218.15
X10	2,147.27	2,142.61	-4.662	233.10
Z10	2,159.97	2,155.00	-4.963	248.15
F11	2,174.63	2,169.33	-5.306	265.30
J11	2,213.10	2,207.42	-5.682	284.10
N11	2,253.02	2,245.85	-7.169	358.45
V11	2,287.54	2,284.32	-3.222	161.10
F12	2,326.04	2,323.06	-2.98	149.00
J12	2,361.26	2,358.10	-3.168	158.40
N12	2,404.33	2,396.84	-7.49	374.50
V12	2,441.61	2,440.88	-0.721	36.05
F13	2,483.77	2,483.13	-0.639	31.95
J13	2,518.23	2,518.58	0.351	17.55
V13	2,599.40	2,591.58	-7.827	391.35
J14	2,652.45	2,655.40	2.949	147.45

Source: Bolsa de Mercadorias & Futuros

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment II Macroeconomic market data used in the projections (cont’d)	Free translation of the original document in Portuguese

Period	Theoretical rate
TJLP
Dec/09	6.00%
Dec/10	6.00%
Dec/11	5.83%
Dec/12	5.75%
Dec/13	5.69%
Dec/14	5.65%
Dec/15	5.63%
Dec/16	5.62%
Dec/17	5.62%
Dec/18	5.62%
Dec/19	5.62%
Dec/20	5.62%

Source: BNDES and Bolsa de Mercadorias & Futuros

Period	Libor 3M	Libor 6M	Libor 1YR
3m	0.82%	0.90%	1.08%
1yr	1.38%	1.53%	1.85%
2yr	2.60%	2.78%	3.09%
3yr	3.71%	3.84%	4.06%
4yr	4.27%	4.38%	4.55%
5yr	4.57%	4.67%	4.79%
6yr	4.81%	4.89%	4.99%
7yr	4.81%	4.90%	4.98%
8yr	4.93%	4.99%	5.03%
9yr	5.05%	5.10%	5.13%
10yr	4.80%	4.84%	4.86%
12yr	5.08%	5.12%	5.13%
15yr	4.51%	4.54%	4.53%
20yr	4.65%	4.67%	4.66%
25yr	4.63%	4.65%	4.64%

Source: Bloomberg

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment III Résumés	Free translation of the original document in Portuguese

Luís Augusto Motta Pinto da Luz

Partner - Financial Advisory Services (FAS) - Corporate Finance

Professional qualifications and current responsibilities

•

Luís is a Partner at KPMG Corporate Finance Ltda. He has vast experience in financial projections and services of company assessment and restructuring, as part of the services offered by Corporate Finance, such as support in mergers and acquisitions.

•

He started at KPMG in 2002. From 1987 to 2002, he served in the area of Corporate Finance and Business Advisory at Arthur Andersen, as Director, Manager, and Business Advisory Manager of Corporate Finance, providing advice on mergers and acquisitions, developing projects for economic and financial assessment of companies, feasibility studies and corporate reorganization services, among others, for the following segments: Consumer products (food, beverage, packaging, automotive, household products, textiles, among others); Chemical industry; Telecom and IT (software and hardware); Financial institutions; Health services; and Retail businesses.

•

Moreover, Luís has participated as speaker at various seminars related to mergers and acquisitions: Assessment of Technology Companies (IBC); Negotiation among Entrepreneurs and Investors (SOFTEX/STI 2000 and 2001, and Telexpo 2000); Negotiation of Possible Contingencies in Transactions, Mergers and Acquisitions (JCI Consulting); among others.

Formation

•	Graduated in Accounting from FCPES-RJ - Cândido Mendes (Rio de Janeiro), with an Executive MBA in Finance from Universidade de São Paulo (USP).

Languages

•	English: fluent.

•	Spanish: moderate.

Experience

•	Below follow the key public appraisals of public companies covered by Luís:

Company	Operation	Year
Vivo Participações S.A.	Public company merger	2007
Telecomunicações de São Paulo S.A. - Telesp	Public company merger	2006
Telefônica Data Brasil Holdings S.A.	Public company merger	2006
Votorantim Celulose e Papel S.A.	Public company merger	2005
Suzano Bahia Sul Papel e Celulose S.A.	Public company merger	2005
Ripasa S.A. Papel e Celulose	Public company merger	2005
Aracruz Celulose S.A.	Public company merger	2005
Tele Centro Oeste Celular Participações S.A.	Public company merger	2004
Souto Vidigal S.A.	Public share acquisition offering	2003
Ciquine Companhia Petroquímica	Public company merger	2003
Ciquine Companhia Petroquímica	Public share acquisition offering	2002

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Attachment III Résumés (cont’d)	Free translation of the original document in Portuguese

Luiz Renato Guimarães Pereira

Director - Financial Advisory Services (FAS) - Corporate Finance

Professional qualifications and current responsibilities

•

Renato is a director of KPMG Corporate Finance Ltda. and is in charge of coordinating and performing appraisals of companies and businesses, and of company purchase and sale procedures in a number of market segments.

•	He began at KPMG in November 1996. From 1990 to 1996 Renato worked for three Brazilian investment banks, where he acquired great experience in project analysis and business appraisals.

•

In addition to the above-mentioned experience, Renato’s professional resume includes: participation in corporate restructuring procedures; appraisals of trade marks and other intangible assets; credit portfolio appraisals and sale procedures; participation in privatization procedures;

•	Renato attended a number of external and internal courses and seminars in the corporate finance and the financial areas, among which are highlighted:

•	Winning More Business (KPMG) - London, England (2006)

•	Global Advanced Valuation Skills Workshop (KPMG) - Cologne, Germany (2005)

•	Global Advanced Valuation Skills Workshop (KPMG) - Cannes, France (2004)

•	Restructuring Services (KPMG) - Toronto, Canada (1999)

•	Corporate Finance (KPMG) - Brussels, Belgium (1998)

•	Cash flow practical management (IBEF) - Rio de Janeiro (1993)

•	Advanced transactions and strategies in the options and futures markets (IBEF) - Rio de Janeiro (1993)

Formation

•

Specialization in Finance (1997) and a Bachelor’s Degree in Economics (1992), both from Pontifícia Universidade Católica do Rio de Janeiro, e Technician in Data Processing (1989) from Instituto de Tecnologia ORT - Rio de Janeiro.

Languages

•	English: fluent.

•	Spanish: basic.

Experience

•	Below follows a list of the key public appraisals of public companies managed by Renato:

Company	Operation	Year
Telecomunicações de São Paulo S.A. - Telesp	Public company merger	2006
Telefônica Data Brasil Holdings S.A.	Public company merger	2006
Votorantim Celulose e Papel S.A.	Public company merger	2005
Suzano Bahia Sul Papel e Celulose S.A.	Public company merger	2005
Ripasa S.A. Papel e Celulose	Public company merger	2005
Tele Centro Oeste Celular Participações S.A.	Public company merger	2004
Telesp Celular Participações S.A.	Public company merger	2004
Souto Vidigal S.A.	Public share acquisition offering	2003
CDSA - Centrais Elétricas Cachoeira Dourada S.A.	Public share acquisition offering	2001

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353).

The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.

Annex F

ARACRUZ CELULOSE S.A.

VALUATION REPORT AT BOOK VALUE OF

SHAREHOLDERS’ EQUITY TO BE MERGED

December 31, 2008

VALUATION REPORT

1) BAKER TILLY BRASIL - ES AUDITORES INDEPENDENTES LTDA., a Brazilian professional partnership (sociedade civil) incorporated in the City of Vitória, State of Espírito Santo, at Av. Nossa Senhora da Penha no. 520, Praia do Canto, enrolled with the Regional Accounting Council of the State of Espírito Santo under CRC no. 2ES000289/O-5, and with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under no. 27.243.377/0001-28, with its articles of association registered with the Civil Registry of Individuals and Legal Entities of Vitória, State of Espírito Santo, on May 28, 1975, under no. 3,074, as amended on March 16, 2009, under no. 41,832 Book A 58, by its undersigned partner, Mr. Wladimir Firme Zanotti, Brazilian, married, accountant, bearer of Identity Card no. 660.841 SSP—ES, enrolled with the Brazilian Individual Taxpayers Registry under CPF no. 002.377.737-08 and with the Regional Accounting Council of the State of Espírito Santo under no. 1ES007326/O-5, resident and domiciled at Av. Estudante José Julio de Souza no. 1,300, Itaparica, Vila Velha, State of Espírito Santo, appointed, as per the Stock Swap Merger Protocol (Protocolo e Justificação da Incorporação de Ações) of ARACRUZ CELULOSE S.A. (“Aracruz”) and VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”), entered into by management of Aracruz, with headquarters at Barra do Riacho, Aracruz, State of Espírito Santo, enrolled with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under CNPJ/MF

F-1

no. 42.157.511/0001-61, and VCP, with headquarters at Alameda Santos, 1,357, 6th floor, in the City of São Paulo, enrolled with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under CNPJ/MF no. 60.643.228/0001-21, to be approved at a Extraordinary General Shareholders Meeting of VCP to be called in due course, which appointment is to act as an expert to conduct a valuation, at book value, of (i) the shareholders’ equity of Aracruz and (ii) the Aracruz shares, for the purposes of Sections 226 and 252, paragraph 1, of Law 6,404/76 (“Brazilian Corporation Law”), in accordance with the auditing standards generally accepted in Brazil (“Brazilian GAAP”), hereby presents the result of its works.

Purpose of the Valuation

2) This report is issued for the sole purpose of being a part of the stock swap merger process of Aracruz with Votorantim pursuant to Section 252 of the Brazilian Corporation Law, and shall be used for no other purpose.

Scope of the Work

3) The valuation report, at book value, of Aracruz’s shareholders’ equity and the Aracruz shares, for the purposes of Sections 226 and 252, Paragraph 1, of the Brazilian Corporation Law, are issued in connection with the audit of Aracruz’s balance sheet as of December 31, 2008, which was prepared under the responsibility of Aracruz’s management.

4) We conducted our audit in accordance with Brazilian GAAP, which comprised, among other procedures: (a) planning of the works, taking into account the significance of the balances, the volume of the transactions and Aracruz’s accounting systems and internal controls; (b) examining, on a test basis, the evidences and registrations supporting the amounts disclosed; and (c) assessing the accounting principles used and the significant estimates made by Aracruz’s management.

Conclusion

5) Based on the works performed, we concluded that the value of the assets, rights and obligations comprising the shareholders’ equity of Aracruz, as per its balance sheet as of December 31, 2008, summarized in the Exhibit hereto, is nine hundred forty seven million, five hundred ninety seven thousand, six hundred eighty four Reais and eighty cents (R$947,597,684.80), with a total number of one billion, thirty two million, five hundred fifty four thousand, one hundred twenty (1,032,554,120) shares, equivalent to a unit value per share of R$0.9177, irrespective of their type or class, which is registered in Aracruz’s accounting books, in accordance with the Brazilian GAAP.

6) Notwithstanding the shareholders’ equity value referred to in the previous paragraph, we hereby inform that Aracruz, with due consent from the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”), decided to postpone from December 31, 2008 to December 31, 2009 the adoption of the procedures for definition of its functional currency and, therefore, has prepared its balance sheet in accordance with the accounting practices in force as of December 31, 2007, before the approval of Technical Pronouncement CPC 02 (Effects of Changes in Exchange Rates and Translation of Financial Statements) by CVM Resolution no. 534/08, which rendered its application mandatory by publicly-held corporations as from the years ended December 31, 2008. The CVM’s consent for the postponement of the application of this accounting rule was granted to the Company without, however, changing said rule and its effectiveness.

F-2

In compliance with the requirements of the CVM, we hereby inform as follows:

a) In accordance with the professional rules established by the Brazilian Federal Accounting Council, we are not aware of any conflicts of interest, whether direct or indirect, or of any other circumstance representing a conflict of interest regarding the services that we provided and that are described above; and

b) We are not aware of any action by Aracruz’s controlling shareholder or managers intended to direct, limit, hinder or consummate any acts that have or may have compromised access to, or knowledge of, any relevant information, assets, documents or working methodology in connection with the quality of the respective conclusions.

Vitória, July 21, 2009

/s/ Wladimir Firme Zanotti
Wladimir Firme Zanotti Partner-Accountant CRC 1ES007326/O-5 BAKER TILLY BRASIL-ES Auditores Independentes Ltda. CRC 2ES000289/O-5

F-3

EXHIBIT

ARACRUZ CELULOSE S.A.

BALANCE SHEET AS OF DECEMBER 31, 2008

ARACRUZ CELULOSE S.A.

BALANCE SHEET AS OF DECEMBER 31, 2008

ASSETS
CURRENT ASSETS

Cash and Cash Equivalent	2,027,732.94
Short-term investments	827,885,392.86
Trade accounts receivable	650,768,662.90
Inventories	272,814,901.34
Tax credits	264,490,798.68
Advances to suppliers	1,723,395.42
Other accounts receivable	56,761,208.43
Other	15,752,523.58
Total current assets	2,092,224,616.15

LONG-TERM RECEIVABLES
Long-term investments	6,314,509.80
Accounts receivable	37,328,427.09
Advances to suppliers	264,645.128.42
Subsidiaries	353,953.55
Deferred income and social contribution taxes	309,952,080.08
Tax credits	35,227,468.15
Court deposits	12,218,382.05
Total long-term receivables	666,039,919.14

PERMANENT ASSETS

Investments	1,657,144,033.95
Property, plant and equipment	5,862,271,221.22
Intangible assets	56,288,334.06
Total permanent assets	7,575,703,589.23
TOTAL ASSETS	10,333,968,124.52

LIABILITIES

CURRENT LIABILITIES

Suppliers	171,181,570.22
Loans and financing	459,003,764.72
Derivatives	76,525.410.64
Advances from subsidiaries	21,092,866.37
Dividends/interest on shareholders’ equity	2,219,461.76
Income and social contribution taxes	80,433,010.48
Other	64,838,815.94
Total current liabilities	875,294,900.13

F-4

NON CURRENT LIABILITIES

Loans and financing	5,287,523,639.82
Derivatives	54,842,443.72
Advances from subsidiaries	2,613,268,917.21
Provision for contingencies and legal obligations in litigation	442,798,204.04
Other	112,642,334.80
Total current liabilities	8,511,075,539.59

SHAREHOLDER’S EQUITY
Capital stock – subscribed and paid in	2,871,781,288.11
Reserves:	—
- Capital	—
- Profits	—
Accumulated loss	(1,915,197,176.87)
Treasury shares	(8,986,426.44)
Total shareholders’ equity	947,597,684.80
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	10,333,968,124.52
Quantity of outstanding shares	1,032,554,120
Equity value per share	0.9177

Aracruz, December 31, 2008

/s/ Mauro Bitti Loureiro

Mauro Bitti Loureiro

Accountant – CRC – ES – 005002/O-8 “S” SP, RJ, MG, RS and BA

F-5

Annex G

Annex H

Presentation to the Special Committee of

Aracruz Celulose S.A.

May 13, 2009

Bank of America CONFIDENTIAL Merrill Lynch

Disclaimer

These materials have been prepared by Banco Merrill Lynch de Investimentos S.A. for the independent special committee (“Special Committee”) formed by Aracruz Celulose S.A. (“Aracruz”), pursuant to the procedures established in Parecer de Orientação CVM nº 35 dated September 1, 2008, in connection with a potential merger of shares (incorporação de ações) of Aracruz by Votorantim Celulose e Papel S.A. (“VCP”) (“Potential Transaction”) under Articles 252 and 264 of the Brazilian Law 6,404/76.

These materials have not been prepared to contain the elements of, and are not to be used as, the valuation report referred to in Articles 8, 252, 256 and 264 of the Brazilian Law 6,404/76 or in any other applicable provision, law or regulation. These materials are intended for the benefit and use of the Special Committee in its assessment of the Potential Transaction, and may not be reproduced, disseminated, quoted, or referred to, in whole or in part, without our prior written consent, nor can the materials be used or relied upon by or to any person other than the members of the Special Committee.

In preparing the analyses contained in these materials, we have, among other things: (i) reviewed publicly disclosed transaction documents; (ii) reviewed Aracruz and VCP annual reports for the years ended 2006 through 2008; and their quarterly reports for 2006, 2007 and 2008; (iii) reviewed certain operating and financial information, including projections, provided to us by Aracruz management relating to Aracruz business and prospects; (iv) met with certain members of Aracruz senior management to discuss Aracruz’s business, operations, historical and projected financial results and future prospects; (v) reviewed the historical prices, trading multiples and trading volumes of the voting and non-voting shares of Aracruz and non-voting shares of VCP; (vi) reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Aracruz and VCP; (vii) performed discounted cash flow analyses of Aracruz based on the projections furnished to us; and (viii) conducted such other studies, analyses, inquiries and investigations as we deemed appropriate, including our assessment of general economic, market and financial conditions. We have assumed and relied on the completeness and accuracy of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available. Our analyses are necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. No representation or warranty, express or implied, is made as to the accuracy, truthness or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past, the present or the future. We assume no responsibility for independent investigation or verification of such information (including, without limitation, data from third party suppliers), for conducting physical investigation of the properties or facilities of Aracruz or VCP, or for independently evaluating or appraising any of the assets or liabilities of such companies, nor have we been furnished with any such evaluation or appraisal, or evaluated their solvency or fair value under any laws relating to bankruptcy, insolvency or similar matters. We did not conduct any revision or audit of the financial statements of Aracruz or VCP.

These materials are to be reviewed as a whole and the analysis of selected parts, summaries or specific aspects, without the knowledge or analysis of the complete materials, may result in incomplete or incorrect understandings.

To the extent the information contained in the materials includes estimates and forecasts of future financial performance prepared by or reviewed with the management of Aracruz and/or other participants of the Potential Transaction or obtained from public sources (especially those whose occurrence depends upon future or uncertain events, including projected earnings, expenses, investments, operational profit or net profit), we have assumed that such estimates and forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements (or, with respect to estimates and forecasts obtained from public sources, represent reasonable estimates). The Special Committee has requested us to prepare discounted cash flow studies of Aracruz only (and not VCP), as set out in Appendix D. In addition, Aracruz informed that estimates and forecasts of future financial performance have not been provided by VCP. There are no assurances that Aracruz or VCP future results will correspond to the estimates and forecasts reviewed by us or used as a basis to our analyses and the differences between projections and actual results may be relevant. Future results may also be affected by market and economic conditions. Given that these materials are based on projections of future financial results, they are not necessarily an indication of financial results of Aracruz or VCP, which may be significantly more or less favorable than those contemplated in the materials. In addition, in view that these analyses are intrinsically subject to uncertainties, based on facts, events and factors that are out of our control and/or the control of Aracruz or VCP, we assume no responsibility in case the future results of such companies differ from the results on these materials.

Bank of America CONFIDENTIAL Merrill Lynch

Disclaimer (Cont’d)

These materials consider each of Aracruz and VCP as stand-alone operations and, therefore, do not include operational, tax or other benefits or losses, including goodwill, synergies, incremental value and/or costs, if any, that such companies may obtain as a result of the Potential Transaction, if implemented, or any other transaction.

These materials should not be considered a recommendation, view or opinion, implied or not, with respect to the Potential Transaction, its terms and conditions or share exchange ratio, each of their respective fairness (financial or otherwise) or the fairness of any compensation payable to or to be received by any officers, directors, or employees of any parties to the Potential Transaction, or any class of such persons, or with respect to any other transaction or matter. We also do not address, and we are not expressing any view or opinion on the value that VCP shares will be issued in connection with the Potential Transaction or the prices at which shares of Aracruz or VCP actually will or could be privately sold or publicly traded in the securities markets at any time. The materials do not address the merits of the Potential Transaction when compared to other commercial strategies that may be available to Aracruz, do not address the merits of the underlying decision by Aracruz to engage in the Potential Transaction, and do not constitute a recommendation to the members of the Special Committee as to whether such members, among other interactions within the scope of their work, should or not recommend, with or without restrictions, the Potential Transaction to the Board of Directors of Aracruz, or whether they should, and to what extent they should, negotiate with the independent special committee of VCP. Furthermore, nothing in these materials constitutes a recommendation to any creditor, shareholder, director, officer, member of the Fiscal Council or any other third party as to how such person should vote on the Potential Transaction or any matter or transaction related thereto.

These materials do not constitute an offer or solicitation to sell or purchase any securities and are not a commitment by any part of the BAC-ML Group (defined below) to provide or arrange any financing for any transaction or to purchase any security in connection therewith. We assume no obligation to update or otherwise revise these materials. These materials may not reflect information known to other professionals in other business areas of the BAC-ML Group. Other valuations of companies and sectors prepared by the BAC-ML Group could treat market assumptions in a different way than used in these materials; the research departments and other departments of the BAC-ML Group may use other analyses, reports and publications, estimates, projections and different methodologies than those used herein, with such analyses, reports and publications containing different conclusions from those set out in these materials.

The controlling shareholders and management of Aracruz and VCP have not directed, limited, created difficulties or acted in a way that has or may have impaired the access or use of information, assets, documents or methodologies relevant to the quality of our conclusions.

Bank of America CONFIDENTIAL Merrill Lynch

Disclaimer (Cont’d)

Bank of America Corporation (the parent company of Banc of America Securities LLC and Merrill Lynch & Co., Inc.) and its affiliates, including Banco Merrill Lynch de Investimentos S.A.* (collectively, the “BAC-ML Group”) comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties, or a perception thereof, may arise. In the ordinary course of these activities, parts of the BAC-ML Group at any time may invest on a principal basis or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions, for their own accounts or the accounts of customers, in debt, equity or other securities or financial instruments (including derivatives, bank loans or other obligations) of Aracruz, VCP, potential counterparties or any other company that may be involved in the Potential Transaction. Products and services that may be referenced in the accompanying materials may be provided through one or more affiliates of the BAC-ML Group. Capital markets and investment banking services are provided by Banc of America Securities LLC and/or Merrill Lynch, Pierce, Fenner & Smith Incorporated, which are broker-dealers registered with the Securities and Exchange Commission and members of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Parts of the BAC-ML Group have been, currently are and/or may become a creditor of Aracruz, VCP, their controlling shareholders, controlled companies or companies under common control, potential counterparties or any other company that may be involved in the Potential Transaction, in certain financial transactions. In addition, we are acting as financial advisor in connection with the Proposed Transaction and will receive a fee from Aracruz for our services. Aracruz has also agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement.

We have adopted policies and guidelines designed to preserve the independence of our research analysts. These policies prohibit employees from offering research coverage, a favorable research rating or a specific price target or offering to change a research rating or price target as consideration for or an inducement to obtain business or other compensation. We are required to obtain, verify and record certain information that identifies Aracruz, which information includes the name and address of Aracruz and other information that will allow us to identify Aracruz in accordance with the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) and such other laws, rules and regulations.

We do not provide tax advice. Accordingly, any statements contained herein as to tax matters were neither written nor intended by us to be used and cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. If any person uses or refers to any such tax statement in promoting, marketing or recommending a partnership or other entity, investment plan or arrangement to any taxpayer, then the statement expressed herein is being delivered to support the promotion or marketing of the transaction or matter addressed and the recipient should seek advice based on its particular circumstances from an independent tax advisor. Notwithstanding anything that may appear herein or in other materials to the contrary, Aracruz shall be permitted to disclose the tax treatment and tax structure of a transaction (including any materials, opinions or analyses relating to such tax treatment or tax structure, but without disclosure of identifying information or, except to the extent relating to such tax structure or tax treatment, any nonpublic commercial or financial information) on and after the earliest to occur of the date of (i) public announcement of discussions relating to such transaction, (ii) public announcement of such transaction or (iii) execution of a definitive agreement (with or without conditions) to enter into such transaction; provided, however, that if such transaction is not consummated for any reason, the provisions of this sentence shall cease to apply.

(1) * Indirect change of control of Banco Merrill Lynch de Investimentos S.A. is pending approval from the Central Bank of Brazil.

Bank of America CONFIDENTIAL Merrill Lynch

Merrill Lynch

Presentation to Aracruz Special Committee

Table of Contents 1. Overview of the Proposed Transaction 4

2. Pulp & Paper Market Overview 14

3. Valuation Analysis 25

A. Book Value Per Share 27

B. Market Prices 28

C. Comparable Public Companies 30

Appendix 32

A. Aracruz Celulose S.A. 32

B. Votorantim Celulose e Papel S.A. 37

C. Pulp & Paper Industry Overview 41

D. Discounted Cash Flow 45

Bank of America CONFIDENTIAL Merrill Lynch

Overview of the Proposed Transaction

Bank of America Merrill Lynch

Overview of the Proposed Transaction

Transaction Summary

On January 20, 2009, Votorantim Industrial S.A. (“VID”), the controlling shareholder of Votorantim Celulose e Papel S.A. (“VCP”), announced the acquisition of Aracruz Celulose S.A. (“Aracruz”) ON shares (127,506,457 or 28.03% of the voting capital) from Arapar S.A. (“Arapar”) for R$2.71 billion or R$21.25 per share

Arapar will receive R$2.61 billion in cash and R$100 million in VCP shares at R$19.00/share

The cash consideration will be paid in 6 semi-annual installments until July 2011

In addition, VCP proposed the merger of shares (incorporação de ações) of Aracruz into VCP. Minority shareholders would exchange each Aracruz share for 0.1347 VCP share (“Exchange Ratio”)

At the proposed Exchange Ratio, Aracruz PN shareholders will receive approximately 77.5 million newly issued VCP shares

On March 5, 2009, Arainvest Partipações S.A. (“Arainvest”) exercised its tag-along right to sell its Aracruz ON shares (127,506,457 or 28.03% of the voting capital) at the same terms and conditions offered to Arapar. The acquisition of Arainvest shares was completed on April 29, 2009

Pursuant to Brazilian Corporate law, VCP has to launch a mandatory tender offer to acquire all minority ON shareholders for 80% of the price per share paid to Arapar and Arainvest, or R$17.00

BNDESPar holds 56,880,857 ON shares of Aracruz and indicated it will exchange its shares for newly issued PN shares of VCP instead of cash. VCP extended this option to all Aracruz ON shareholders

VCP will fund a portion of the purchase price through a capital increase at VCP. Upon the completion of the capital increase, VID and BNDESPar will enter into a shareholders agreement for a period of 5 years

Bank of America CONFIDENTIAL Merrill Lynch

Overview of the Proposed Transaction

BAC-ML Valuation Analysis

The following is a brief summary of the material valuation, financial and comparative analyses prepared by BAC-ML. This summary does not purport to be a complete description of the analyses

Selected Comparable Company Analysis

BAC-ML compared certain operating, financial, trading and valuation information for Aracruz and VCP to certain publicly available operating, financial, trading and valuation information for a select universe of nine public companies, which in BAC-ML’s judgment, were reasonably comparable to Aracruz and VCP for purposes of this analysis. The universe of public comparable companies include the following: Domtar Corporation, International Paper Company, Grupo Empresarial ENCE S.A., Portucel –Empresa Produtora de Pasta de Papel S.A., Stora Enso Oyj, UPM-Kymmene Oyj, Suzano Papel e Celulose S.A., Klabin Celulose S.A. e Empresas CMPC S.A.

BAC-ML utilized the earnings forecasts for these companies from publicly available data, Reuters Market Consensus and selected Wall Street equity research reports. BAC-ML’s analysis was based on closing stock prices as of May 8, 2009. BAC-ML noted the closing price of Aracruz voting and non-voting shares on May 8, 2009 of R$14.91 and R$3.50, respectively, and VCP non-voting shares of R$24.25. In general, the EBITDA multiples implied by the proposed exchange ratio of 0.1347 compare favorably to the average of the universe of public comparable companies

Book Value per Share

The book value per share (based on audited financials as of December 31, 2008) for Aracruz and VCP are R$0.96 and R$20.52, respectively

The implied exchange ratio (0.0466) based on book value per share is lower than the proposed exchange ratio (0.1347)

Bank of America CONFIDENTIAL Merrill Lynch

Overview of the Proposed Transaction

BAC-ML Valuation Analysis

Stock Price Performance

BAC-ML reviewed the relative stock price performance of Aracruz voting (Bovespa: ARCZ3) and non-voting shares (Bovespa: ARCZ6; NYSE: ARA) and VCP non-voting shares (Bovespa: VCPA4; NYSE: VCP) versus various stock market indices. In addition, BAC-ML reviewed trading volume for Aracruz, VCP and comparable companies

On November 3, 2008, Aracruz disclosed the unwinding of its derivative exposure which generated approximately US$2.13 billion of debt. As a result, BAC-ML reviewed market exchange ratios from November 4, 2008 to January 19, 2009 (announcement of the transaction)

VCP based its proposed exchange ratio on the 30-trading day average from December 2, 2008 to January 16, 2009

Assuming 30-trading day average from December 3, 2008 to January 19, 2009, the exchange ratio would be 0.1353, which is consistent with the proposed exchange ratio

The implied market exchange ratios based on the 50-trading day average (November 4, 2008 to January 19, 2009) or 49-trading day average (November 4, 2008 to January 16, 2009), are consistent with the proposed exchange ratio

At the request of the Special Committee, BAC-ML adjusted Aracruz historical share prices to account for derivative debt of US$2.13 billion and incremental risk as a result of highly levered capital structure

BAC-ML calculated market exchange ratios based on Aracruz adjusted shares prices from January 2, 2007 to September 25, 2008 (announcement of potential derivative losses)

Adjusted exchange ratios would range from 0.1239 to 0.1551

Bank of America CONFIDENTIAL Merrill Lynch

Overview of the Proposed Transaction

BAC-ML Valuation Analysis

Discounted Cash Flow

The discounted cash flow analysis of Aracruz was performed on a stand alone basis and assuming the derivative debt was restructured at the same terms and conditions announced on January 19, 2009 (without the acquisition of Aracruz by VCP). The analysis does not assume any operating or financial synergies resulting from a potential transaction with VCP. In preparing cash flow estimates, BAC-ML based its estimates on information provided by and/or discussed with Aracruz

The financial projections were prepared in US$ in real terms, and free cash flow to equityholders was calculated as EBITDA less taxes, working capital, capital expenditures, interest payments, mandatory debt repayments. For periods in which cash flow is negative, we have assumed Aracruz would be able to borrow such amount

BAC-ML prepared annual cash flow estimates for the equityholders of Aracruz, for the 15-year period beginning January 2, 2009 and ending December 31, 2023. The 15-year forecast period was chosen because of the highly leveraged capital structure, which in most of the cases does not result in positive free cash flow to equityholders. In fact, in most of the scenarios analyzed Aracruz does not generate sufficient cash flow to repay mandatory debt amortization

BAC-ML performed sensitivity analyses varying long-term pulp prices from $578 to $678 per ton, applying discount rates according to the projected capital structure for each year and terminal value growth rates of 0% to 1.0% (in real terms). The discounted cash flow analysis yielded a range of prices per share for Aracruz of approximately R$ 0.39 negative to R$2.96

Other Analyses

BAC-ML conducted such other analyses as it deemed necessary, including reviewing historical and financial and operating data for Aracruz and VCP, analyzing selected Wall Street equity research reports on, and reviewing and comparing certain financial data and valuation parameters for Aracruz and VCP

Bank of America CONFIDENTIAL Merrill Lynch

Overview of the Proposed Transaction

Ownership Structure of Aracruz and VCP

Ownership Structure Before the Transaction

Free Float

ON: - PN: 93.4% T: 44.4%

VID (1)

ON: 100.0% PN: - T: 52.5%

BNDESPar

ON: - PN: 6.6% T: 3.1%

Free Float

ON: 3.5% PN: 85.1% T: 49.1%

Arapar (2)

ON: 28.0% PN: - T: 12.4%

VCP Votorantim

ON: 28.0% PN: - T: 12.4%

Arainvest (3)

ON: 28.0% PN: 14.9% T: 20.7%

BNDESPar

ON: 12.5% PN: - T: 5.5%

ARACRUZ CELULOSE S.A.

Source: Aracruz’s and VCP’s 2007 IAN.

Legend: ON: voting shares; PN: non-voting shares; T: total capital.

(1) Votorantim Industrial, a division of the Votorantim Group.

(2) Lorentzen, Moreira Salles and Almeida Braga families.

(3) Safra family.

Bank of America CONFIDENTIAL Merrill Lynch

Overview of the Proposed Transaction

Pro Forma Ownership Structure of Aracruz and VCP

Pro Forma Ownership Structure for the Acquisition of ON Shares Held by Arapar and Arainvest, Tag-Along for ON Minority Shareholders and Capital Increase at VCP

Free Float

ON: - PN: 36.4% T: 21.6%

Arapar (2)

ON: - PN: 2.1% T: 1.3%

VID (1)

ON: 100.0% PN: - T: 40.6%

Arainvest (3)

ON: - PN: 2.1% T: 1.3%

BNDESPar

ON: - PN: 59.3% T: 35.2%

Free Float

ON: - PN: 85.1% T: 47.5%

VCP Votorantim

ON: 100.0% PN: - T: 44.1%

Arainvest (3)

ON: - PN: 14.9% T: 8.3%

ARACRUZ CELULOSE S.A.

Source: Aracruz’s and VCP’s 2007 IAN and companies’ press releases.

Legend: ON: voting shares; PN: non-voting shares; T: total capital.

Note: Assumes that all ON minority shareholders exercise their tag-along rights in cash, with the exception of BNDESPar. Assumes the capital increase at VCP will total R$4,028 million, instead of the announced R$4,254 million.

(1) Votorantim Industrial, a division of the Votorantim Group.

(2) Lorentzen, Moreira Salles and Almeida Braga families.

(3) Safra family.

Bank of America CONFIDENTIAL Merrill Lynch

Overview of the Proposed Transaction

Pro Forma Ownership Structure of Aracruz and VCP

Pro Forma for the Merger of Shares (Incorporação de Ações) of Aracruz into VCP

Free Float

ON: -

PN: 48.1%

T: 31.6%

Arapar (2)

ON: -

PN: 1.6%

T: 1.1%

VID (1)

ON: 81.8%

PN: -

T: 28.0%

Arainvest (3)

ON: -

PN: 5.2%

T: 3.4%

BNDESPar

ON: 18.2%

PN: 45.1%

T: 35.9.%

VCP Votorantim

T: 100.0%

ARACRUZ CELULOSE S.A.

Source: Aracruz’s and VCP’s 2007 IAN and companies’ press releases.

Legend: ON: voting shares; PN: non-voting shares; T: total capital.

Note: Assumes BNDESPar converts its debentures into 31 million shares of VCP.

(1) Votorantim Industrial, a division of the Votorantim Group.

(2) Lorentzen, Moreira Salles and Almeida Braga families.

(3) Safra family.

Bank of America CONFIDENTIAL H-13 Merrill Lynch

Overview of the Proposed Transaction

Timeline of Recent Developments

Share Price Performance from January 2, 2008 to May 8, 2009

04/15/2008 (O)

Guaíba II expansion project approved by Aracruz board

07/14/2008 (O)

Aracruz and Minas Gerais government announce the construction of a new unit with 1.4 mm ton pulp capacity, in Governador Valadares by 2015

100%

05/12/2008 (O)

End of Aracruz shareholders’ agreement between Arapar, Arainvest and VCP

09/14/2008 (C)

VCP and Arainvest sign an agreement to merge both companies and share control of the combined company. Arainvest to contribute R$530 million in cash

03/05/2009 (C)

Arainvest exercises its tag-along rights

03/18/2009 (O)

Postponement of Veracel II for at least 1 year

(4%)

08/06/2008 (O)

VCP announces its intention to buy Arapar’s stake (28% of voting capital) in Aracruz for R$2.71 billion

10/02/2008 (C)

Aracruz hires a consulting firm, which estimates the Value of the derivatives losses at R$1.95 billion

01/19/2009 (C)

Aracruz reaches an agreement with banks on derivative debt

01/20/2009 (O)

VCP announces an agreement to buy Arapar’s stake for R$2.7 billion and discloses terms of merger between VCP and Aracruz

09/25/2008 (C)

Aracruz announces potential losses with derivatives

10/17/2008 (O)

Postponement of Guaíba II

(54%)

10/03/2008 (O)

Aracruz enters into negotiation with banks regarding derivative losses

11/03/2008 (O)

Aracruz announces US$2.13 billion of debt as a result of unwinding of derivative contracts

(72%)

12/01/2008 (C)

Aracruz extends the negotiation with creditors

Legend:

(O) Before market opening

(C) After market closing

Aracruz ON Aracruz PN VCP PN

Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09

Source: Economática, as of May 8, 2009, Aracruz’s and VCP’s press releases.

Bank of America CONFIDENTIAL G-14 Merrill Lynch

Overview of the Proposed Transaction

Merits of the Combination

Expected Synergies of Approximately R$4.5 billion (1)

SG&A

Reduction of SG&A through rationalization of processes and structure

Variable costs

Reduction of variable costs through renegotiation of contracts and best practices

Variable sales expenses

Reduction through optimization of logistics

Commercial relationship

Expected gain in net prices

Capex and working capital

Reduction in expansion capex through renegotiation of contracts

Source: VCP investor presentation dated January 2009.

(1) Present value.

Bank of America CONFIDENTIAL G-15 Merrill Lynch

Overview of the Proposed Transaction

Merits of the Combination

Pulp Production Capacity (2009E in ktons)

ARACRUZ CELULOSE S.A.

+

VCP

Votorantim

Arauco

Sodra

April

Weyerhaeuser

CMPC

APP

Canfor

Suzano

Stora Enso

Domtar

IP

Ilim Pulp

Mercer

West Fraser

Metsa Botnia

Cenibra

Ence

Tembec

0 1,000 2,000 3,000 4,000 5,000 6,000

BHKP Cash Costs 3Q08 (US$/ton)

Canada 544

U.S. 531

Finland 459

France / Belgium 453

Iberia / Norway 449

Sweden 422

VCP Votorantim 377

Chile 305

ARACRUZ CELULOSE S.A. 287

Indonesia 271

ARACRUZ CELULOSE S.A. + VCP Votorantim (1) 240

0 200 400 600

Source: Hawkins Wright and VCP.

(1) 2009 expected.

Bank of America CONFIDENTIAL G-16 Merrill Lynch

Pulp & Paper Market Overview

Bank of America Merrill Lynch

G-17

Pulp & Paper Market Overview

Bank of America Merrill Lynch

Pulp & Paper Market Overview

Global Pulp & Paper Sector Performance

Global Sector Has Been Hit by the Economic Crisis as Well as Pulp Price Downward Revisions and High Levels of Inventory

Index (02-Jan-03=100)

640 560 480 400 320 240 160 80 0

Sub-prime crisis

Pulp prices revision by suppliers

US$/ton $1,000.0

$900.0 $800.0 $700.0

144% $600.0

32%

$500.0

7% (47%) (65%) $400.0

02-Jan-03 31-Jul-03 27-Feb-04 25-Sep-04 23-Apr-05 20-Nov-05 19-Jun-06 16-Jan-07 14-Aug-07 12-Mar-08 09-Oct-08 08-May-09

North America

Europe

LatAm

FOEXNBSK

FOEXBHKP (1)

Source: FactSet, Bloomberg and Economática as of May 8, 2009.

Note: North America includes Domtar and International Paper; Europe includes Stora Enso, UPM, ENCE and Portucel; LatAm includes Aracruz (ON, PN and ADR), VCP (PN and ADR), Suzano, Klabin (ON and PN) and CMPC. Index is calculated based on weighted average companies' market capitalization in US$.

(1) NBSK: long-fiber northern bleached softwood kraft pulp and BHKP: short-fiber bleached hardwood kraft pulp; both calculated by FOEX.

Bank of America CONFIDENTIAL Merrill Lynch

Pulp & Paper Market Overview

Average Daily Trading Volume

ADTV – 2008 & Volume (1)(2)

(US$ million)

# of Shares (3)
141.2
(5.9)
UPM
61.3
(3.7)
STORAENSO
52.5
(4.9)
40.5
(3.7)
VCP
28.2
(1.3)
Domtar
20.9
(4.2)
SUZANO
6.9
(0.6)
4.5
(1.6)
Portucel
3.8
(1.2)
3.8
(0.1)
2.8
(0.3)
0
25
50
75
100
125
150

ADTV – 2009 Year to Date & Volume (1)(2)

(US$ million)

# of Shares (3)
85.2
(10.0)
UPM
34.3
(4.2)
STORAENSO
34.0
(6.9)
22.7
(16.0)
VCP
12.6
(1.8)
Domtar
4.1
(3.5)
SUZANO
2.8
(0.5)
2.1
(1.5)
2.1
(0.1)
Portucel
0.9
(0.5)
0.8
(0.3)
0
25
50
75
100
125
150

North America | Europe | Latin America

CONFIDENTIAL

G-19

Pulp & Paper Market Overview

Average Daily Trading Volume

Aracruz and VCP are the Most Liquid Companies in the Pulp & Paper Sector in LatAm

ADTV – 2008 & Volume (1)(2)

(US$ million) # of Shares (3)

INTERNATIONAL PAPER UPM STORAENSOTM ARACRUZ CELULOSE S.A. VCP Votorantim Domtar SUZANO Klabin Portucel EMPRESAS cmpc ENCE

141.2 61.3 52.5 40.5 28.2 20.9 6.9 4.5 3.8 3.8 2.8

(5.9) (3.7) (4.9) (3.7) (1.3) (4.2) (0.6) (1.6) (1.2) (0.1) (0.3)

0 25 50 75 100 125 150

ADTV – 2009 Year to Date & Volume (1)(2)

(US$ million) # of Shares (3)

INTERNATIONAL PAPER UPM STORAENSOTM ARACRUZ CELULOSE S.A. VCP Votorantim Domtar SUZANO Klabin EMPRESAS cmpc Portucel ENCE

85.2 34.3 34.0 22.7 12.6 4.1 2.8 2.1 2.1 0.9 0.8

(10.0) (4.2) (6.9) (16.0) (1.8) (3.5) (0.5) (1.5) (0.1) (0.5) (0.3)

0 25 50 75 100 125 150

North America Europe Latin America

Source: Economática as of May 8, 2009.

(1) Average Daily Trading Volume.

(2) Includes ON, PN and ADR for Aracruz; and PN and ADR for VCP.

(3) Represents average daily number of shares traded (in million)

Bank of America CONFIDENTIAL Merrill Lynch

Pulp & Paper Market Overview

Global Pulp & Paper Sector Performance

North America

200 150 100 50 0

(58%) (79%)

02-Jan-07 22-Jun-07 10-Dec-07 30-May-08 17-Nov-08 08-May-09

Domtar IP

Europe

200 150 100 50 0

(27%) (58%) (59%) (67%)

02-Jan-07 22-Jun-07 10-Dec-07 30-May-08 17-Nov-08 08-May-09

Stora Enso UPM ENCE Portucel

Latin America

200 180 160 140 120 100 80 60 40 20 0

(22%) (19%) (23%) (26%) (40%) (72%)

02-Jan-07 20-Mar-07 06-Jun-07 23-Aug-07 09-Nov-07 26-Jan-08 13-Apr-08 30-Jun-08 16-Sep-08 03-Dec-08 19-Feb-09 08-May-09

ARA ON ARA PN VCP PN Suzano Klabin CMPC

Source: Bloomberg and Economática as of May 8, 2009.

Note: Index in U.S. dollars. Index = 100 (02-Jan-07).

Bank of America CONFIDENTIAL Merrill Lynch

Pulp & Paper Market Overview

Brazilian Pulp and Paper Companies

Local Pulp & Paper Sector has Underperformed Compared to the Ibovespa

Index = 100 (02-Jan-07)

180 160 140 120 100 80 60 40 20 0

18% 13% (24)% (30)% (42)% (72%)

02-Jan-07 20-Mar-07 06-Jun-07 23-Aug-07 09-Nov-07 26-Jan-08 13-Apr-08 30-Jun-08 16-Sep-08 03-Dec-08 19-Feb-09 08-May-09

ARA ON ARA PN VCP PN Suzano PN Klabin PN Ibovespa

Source: Economática as of May 8, 2009. Index in Brazilian Reais.

Bank of America CONFIDENTIAL Merrill Lynch

Pulp & Paper Market Overview

Significant Fall in Market Capitalizations

Peak Market Capitalization (1)(2)

(US$ million)

STORAENSO
UPM
VCP
Domtar
SUZANO
Portucel
0
5,000
10,000
15,000
20,000

Current Market Capitalization (1)(2)

(US$ million)

% Change since 7/19/2007
>65% decline
Domtar
(82%)
(75%)
(69%)
(65%)
STORAENSO
(64%)
Portucel
(64%)
UPM
(58%)
VCP
(56%)
(52%)
SUZANO
(50%)
(29%)
0
5,000
10,000
15,000
20,000
North America
Europe
Latin America

Bank of America
CONFIDENTIAL
Merrill Lynch
G-22

Pulp & Paper Market Overview

Significant Fall in Market Capitalizations

Peak Market Capitalization (1)(2)

(US$ million)

INTERNATIONAL PAPER STORAENSOTM UPM EMPRESAS cmpc ARACRUZ CELULOSE S.A. VCP Votorantim Domtar SUZANO Portucel Klabin ENCE

0 5,000 10,000 15,000 20,000

Current Market Capitalization (1)(2)

(US$ million)

% Change since 7/19/2007

>65% decline

Domtar ARACRUZ CELULOSE S.A. ENCE INTERNATIONAL PAPER STORAENSOTM Portucel UPM VCP Votorantim Klabin SUZANO EMPRESAS cmpc

(82%) (75%) (69%) (65%) (64%) (64%) (58%) (56%) (52%) (50%) (29%)

0 5,000 10,000 15,000 20,000

North America Europe Latin America

Source: Economática as of May 8, 2009 and companies’ releases.

(1) Peak market capitalization as of July 19, 2007.

(2) Market cap for Aracruz and VCP based on ADR prices.

Bank of America CONFIDENTIAL Merrill Lynch

Pulp & Paper Market Overview

Aracruz and VCP

09/25/2008 Aracruz announces potential losses with derivatives	10/02/2008 Aracruz hires a consulting firm, which estimates the Value of the derivative losses at R$1.95 bn	11/03/2008 Unwinding of derivatives resulting in a total of US$2.13 billion of debt	01/20/2009 VCP reaches an agreement to buy Arapar's stake and announces *incorporação de ações* of Aracruz
Var. (26%) / Var. (19%) / Var. (12%) / Var. (10%) / Var. 16%	Var. (41%) / Var. (38%) / Var. (35%) / Var. (20%) / Var. 27%	Var. (59%) / Var. (74%) / Var. (45%) / Var. (34%) / Var. 38%	Var. 2% / Var. (77%) / Var. (61%) / Var. (35%) / Var. 49%

CONFIDENTIAL

Bank of America Merrill Lynch

G-23

Pulp & Paper Market Overview

Aracruz and VCP

Selected Events Since the Announcement of the Transaction on August 6, 2008

09/25/2008

Aracruz announces potential losses with derivatives

Var. Var. Var. Var. Var. (26%) (19%) (12%) (10%) 16%

10/02/2008

Aracruz hires a consulting firm, which estimates the Value of the derivative losses at R$1.95 bn

Var. Var. Var. Var. Var. (41%) (38%) (35%) (20%) 27%

11/03/2008

Unwinding of derivatives resulting in a total of US$2.13 billion of debt

Var. Var. Var. Var. Var. (59%) (74%) (45%) (34%) 38%

01/20/2009

VCP reaches an agreement to buy Arapar’s stake and announces incorporação de ações of Aracruz

Var. Var. Var. Var. Var.

2% (77%) (61%) (35%) 49%

Index=100(6-Aug-08)

180 160 140 120 100 80 60 40 20 0

06-Aug-08 31-Aug-08 25-Sep-08 20-Oct-08 14-Nov-08 09-Dec-08 03-Jan-09 28-Jan-09 22-Feb-09 19-Mar-09 13-Apr-09 08-May-09

30% 31% (11%) (39%) (66%)

-ARA ON - ARA PN - VCP PN - lbovespa - FX (USD/BRL)

Source: Economática as of May 8, 2009 and companies’ press releases. Index in Brazilian Reais.

Bank of America CONFIDENTIAL G-23 Merrill Lynch

Pulp & Paper Market Overview

Aracruz Voting Shares

ARCZ3 Share Performance 2007–2009YTD (1)

Price

(R$/share) Date

Current 14.91 05/08/2009 High 17.26 05/19/2008 Low 2.90 10/28/2008

Price R$

20.00

15.00

10.00

5.00

0.00

R$14.56 (2)

80% Tag Along

Volume R$mm

17.26

14.91

12.60

2.90

1 2 3 4 5

Average Price (R$/share) ADTV (3) (R$ mm)

1 Last 30 days 14.72 2.2

2 Last 60 days 13.97 1.7

3 Last 90 days 11.99 1.8

4 Last 120 days 9.92 1.4

5 Last 180 days 9.28 1.1

02-Jan-07 05-Apr-07 05-Jul-07 02-Oct-07 31-Jan-08 20-May-08 22-Aug-08 17-Nov-08 13-Feb-09 08-May-09

30.0 20.0 10.0 0.0

Source: Economática as of May 8, 2009.

(1) Based on closing prices.

(2) Based on estimated present value offered to controlling shareholders at the announcement.

(3) Average Daily Trading Volume.

Bank of America CONFIDENTIAL G-24 Merrill Lynch

Pulp & Paper Market Overview

Aracruz Non-Voting Shares (Local)

ARCZ6 Share Performance 2007–2009YTD (1)

Price

(R$/share) Date

Current 3.50 05/08/2009

High 14.54 05/19/2008

Low 1.28 03/09/2009

Price R$

16.00

12.00

8.00

4.00

0.00

12.63

14.54

1 2 3 4 5

1.28

3.50

Average Price (R$/share) ADTV (2) (R$ mm)

1 Last 30 days 2.22 59.9

2 Last 60 days 1.91 37.8

3 Last 90 days 2.06 34.4

4 Last 120 days 2.06 29.0

5 Last 180 days 3.42 25.7

Volume R$mm

300.0

250.0

200.0

150.0

100.0

50.0

0.0

02-Jan-07 09-Apr-07 12-Jul-07 15-Oct-07 23-Jan-08 30-Apr-08 04-Aug-08 03-Nov-08 09-Feb-09 08-May-09

Source: Economática as of May 8, 2009.

(1) Based on closing prices.

(2) Average Daily Trading Volume.

Bank of America CONFIDENTIAL Merrill Lynch

Pulp & Paper Market Overview

Aracruz Non-Voting Shares (ADR)

ARA Share Performance 2007–2009YTD (1)

Price

(US$/share) Date

Current 16.89 05/08/2009

High 90.11 05/30/2008

Low 5.38 03/09/2009

Price US$

100.00

75.00

50.00

25.00

0.00

58.30

90.11

1 2 3 4 5

5.38

16.89

Volume US$mm

160.0

140.0

120.0

100.0

80.0

60.0

40.0

20.0

Average Price (US$/share) ADTV (2) (US$ mm)

1 Last 30 days 10.36 7.8

2 Last 60 days 8.59 5.2

3 Last 90 days 9.05 6.0

4 Last 120 days 8.92 6.1

5 Last 180 days 16.25 11.3

03-Jan-07 10-Apr-07 13-Jul-07 16-Oct-07 22-Jan-08 25-Apr-08 30-Jul-08 31-Oct-08 06-Feb-09 08-May-09

Source: Economática as of May 8, 2009.

(1) Based on closing prices.

(2) Average Daily Trading Volume.

Bank of America CONFIDENTIAL Merrill Lynch

Pulp & Paper Market Overview

VCP Non-Voting Shares (Local)

VCPA4 Share Performance 2007–2009YTD (1)

Price

(R$/share) Date

Current 24.25 05/08/2009

High 59.18 12/06/2007

Low 8.51 03/10/2009

Price R$

65.00

48.75

32.50

16.25

0.00

41.88

59.18

1 2 3 4 5

24.25

8.51

Average Price (R$/share) ADTV (2) (R$ mm)

1 Last 30 days 15.85 25.1

2 Last 60 days 13.50 16.3

3 Last 90 days 14.41 13.7

4 Last 120 days 14.64 12.1

5 Last 180 days 19.01 13.9

Volume R$mm

160.0

140.0

120.0

100.0

80.0

60.0

40.0

20.0

0.0

Source: Economática as of May 8, 2009.

(1) Based on closing prices.

(2) Average Daily Trading Volume.

Bank of America CONFIDENTIAL Merrill Lynch

Pulp & Paper Market Overview

VCP Non-Voting Shares (ADR)

VCP Share Performance 2007–2009YTD (1)

Price

(US$/share) Date

Current 11.69 05/08/2009 High 34.93 06/05/2008 Low 3.57 03/10/2009

1st Deal 08/06/2008

2nd Deal 01/20/2009

Price US$

40.00

30.00

20.00

10.00

0.00

19.30

34.93

11.69

3.57

Volume US$mm

70.0

60.0

50.0

40.0

30.0

20.0

10.0

0.0

Average

Price ADTV (2) (US$/share) (US$ mm)

1 Last 30 days 7.42 11.1

2 Last 60 days 6.06 7.2

3 Last 90 days 6.34 6.1

4 Last 120 days 6.39 6.0

5 Last 180 days 8.93 8.8

03-Jan-07 10-Apr-07 13-Jul-07 16-Oct-07 22-Jan-08 25-Apr-08 30-Jul-08 31-Oct-08 06-Feb-09 08-May-09

Source: Economática as of May 8, 2009. (1) Based on closing prices.

(2) Average Daily Trading Volume.

Bank of America CONFIDENTIAL Merrill Lynch

Valuation Analysis

Bank of America Merrill Lynch

G-29

Valuation Analysis

Bank of America Merrill Lynch

Valuation Analysis

Valuation Methodologies

The Special Committee of Aracruz requested that the following valuation methodologies were used in this presentation:

Book Value per Share

Aracruz’s and VCP’s shareholders’ equity on December 31, 2008, audited by Deloitte Touche Tohmatsu and Terco Grant Thornton, respectively, divided by their total number of shares outstanding

Average Market Prices

Average price of Aracruz’s and VCP’s non voting shares over various time periods

Trading Multiples (1)

Aracruz’s and VCP’s Equity Value calculated based on an average of selected comparable companies EV/EBITDA 2009E and 2010E multiples, applied to Aracruz’s and VCP’s 2009E and 2010E EBITDA, less net debt as of December 31, 2008

We have also been requested to perform discounted cash flow studies of Aracruz based on information prepared by and/or reviewed with the management of Aracruz. The result of these studies is set out in Appendix D of these materials

(1) EBITDA estimates from market consensus. Source: FactSet as of May 8, 2009.

Bank of America CONFIDENTIAL Merrill Lynch

Valuation Analysis

Summary Valuation and Implied Exchange Ratios

Valuation Summary – Aracruz

Book Value
R$0.96
R$986 mm
Market Prices
30-day Trading Avg.(1)
R$3.27
R$3,370 mm
R$3.28
R$3,380 mm
50-day Trading Avg.(2)
R$3.36
R$3,463 mm
Comparable Companies
EV/ 2009E EBITDA(3)
R$0.68 /
R$701 mm
R$1.69 /
R$1,744 mm
EV/ 2010E EBITDA(4)
R$1.61 /
R$1,664 mm
R$3.05 /
R$3,143 mm
0.00
1.00
2.00
3.00
4.00
5.00

Implied Exchange Ratios

Proposed
Exchange Ratio: 0.1347
Book Value
0.0466
Market Prices
30-day Trading Avg.(1)
0.1347
0.1353
50-day Trading Avg.(2)
0.1384
Comparable Companies
EV/ 2009E EBITDA(3)
0.0250
0.0520
EV/ 2010E EBITDA(4)
0.0537
0.0817
0.0000
0.0500
0.1000
0.1500
0.2000

Bank of America
CONFIDENTIAL
Merrill Lynch
G-31

Valuation Analysis

Summary Valuation and Implied Exchange Ratios

Valuation Summary – Aracruz

Book Value

Market Prices

(1)

30-day Trading Avg.

(2)

50-day Trading Avg.

Comparable Companies

(3)

EV/ 2009E EBITDA

(4)

EV/ 2010E EBITDA

R$0.96 R$986 mm

R$3.27 R$3,370 mm

R$3.28 R$3,380 mm

R$3.36 R$3,463 mm

R$0.68 / R$1.69 / R$701 mm R$1,744 mm

R$1.61 / R$1,664 mm

R$3.05 / R$3,143 mm

0.00 1.00 2.00 3.00 4.00 5.00

Implied Exchange Ratios

Book Value

Market Prices

(1)

30-day Trading Avg.

(2)

50-day Trading Avg.

Comparable Companies

(3)

EV/ 2009E EBITDA

(4)

EV/ 2010E EBITDA

0.0466

Proposed

Exchange Ratio: 0.1347

0.1347

0.1353

0.1384

0.0250 0.0520

0.0537

0.0817

0.0000 0.0500 0.1000 0.1500 0.2000

Legend:

Black = represents value per share Grey = represents equity value

Source: Economática and FactSet as of May 8, 2009.

Note: Total outstanding shares of Aracruz of 1,030.6 million.

(1) Exchange ratio, average interval until January 16, 2009 and January 19, 2009. Implied Aracruz share price based on VCP’s PN share price as of May 8, 2009 of R$24.25/share.

(2) Represents average from November 4, 2008 to January 19, 2009.

(3) EV/EBITDA 2009E multiple range from 9.0x to 10.0x. EBITDA estimates from Reuters market consensus.

(4) EV/EBITDA 2010E multiple range from 7.0x to 8.0x. EBITDA estimates from Reuters market consensus.

Bank of America CONFIDENTIAL Merrill Lynch

Book Value Per Share

Bank of America   Merrill Lynch

G-32

Book Value Per Share

Bank of America Merrill Lynch

Valuation Analysis

Book Value Per Share

Book Value Per Share, as of December 31, 2008

ARACRUZ CELULOSE S.A. VCP Votorantim

(R$ million)

Total Assets 11,362.4 11,464.0

(-) Total Liabilities 10,367.1 7,332.0

(-) Minority Interest 9.1 0.0

(=) Shareholders’ Equity 986.2 4,132.0

Total Number of Shares Outstanding (1) (mm) 1,031 201

Book Value Per Share (R$/share) 0.96 20.52

Implied Exchange Ratio 0.0466

Source: Companies’ 4Q08 earnings release in BR GAAP.

(1) Excludes treasury shares.

Bank of America CONFIDENTIAL 27 Merrill Lynch

Market Prices

Bank of America | Merrill Lynch

G-34

Market Prices

Bank of America Merrill Lynch

Valuation Analysis

Market Prices: 2007–2009YTD

Market Exchange Ratio (ARCZ6/VCPA4)

0.3500 0.3000 0.2500 0.2000 0.1500 0.1000 0.0500 0.0000

0.3055

0.3016

0.1347

Proposed exchange ratio (1)

10/02/2008

Aracruz hires a consulting firm, which estimates the Value of the derivatives losses at R$1.95 billion

09/25/2008

Aracruz announces potential losses with derivatives

11/03/2008

Aracruz announces US$2.13 billion of debt as a result of unwinding of derivative contracts

Average Exchange Ratio

2007 0.2642

2008 0.2228

2009 0.1440

Average until 01/19/2009

30 days 0.1353

50 days (2) 0.1384

60 days 0.1374

90 days 0.1639

120 days 0.1892

180 days 0.2143

365 days 0.2266

Proposed Ratio 0.1347

50-day Average

90-day Average

0.1085

30-day Average

60-day Average

09/25/2008 11/03/2008

02-Jan-07 20-Mar-07 06-Jun-07 23-Aug-07 09-Nov-07 26-Jan-08 13-Apr-08 30-Jun-08 16-Sep-08 03-Dec-08 19-Feb-09 08-May-09

Source: Economática as of May 8, 2009.

Note: Blue shaded box denotes timing between announcement of potential derivative losses and unwinding.

(1) The proposed exchange ratio was based on 30 trading days average ending on January 19, 2009.

(2) The 50 trading day period represents the period between November 4, 2008 (one day after the unwinding of the derivatives) and January 19, 2009.

Bank of America CONFIDENTIAL 28 Merrill Lynch

Valuation Analysis

Pro Forma Exchange Ratio: 2007 – 2009YTD

Exchange Ratio Adjusted for Incremental Derivative Debt at Aracruz

0.3500 0.3000 0.2500 0.2000 0.1500 0.1000 0.0500 0.0000

10/02/2008

Aracruz hires a consulting firm, which estimates the Value of the derivatives losses at R$1.95 billion

11/03/2008

Aracruz announces US$2.13 billion of debt as a result of unwinding of derivative contracts

09/25/2008

Aracruz announces potential losses with derivatives

Avg. (1)

0.2573

12/01/2008

Aracruz extends the negotiation with creditors

01/19/2009

Aracruz reaches an agreement with banks on derivative debt

Average (until 01/19/2009) Adjusted for derivatives

90 days 0.1454

120 days 0.1439

180 days 0.1524

Avg. (1) Avg. (1)

0.1239 0.1551

2-Jan-07 20-Mar-07 6-Jun-07 23-Aug-07 9-Nov-07 26-Jan-08 13-Apr-08 30-Jun-08 16-Sep-08 3-Dec-08 19-Feb-09 8-May-09

PF Exchange Ratio (Adjusted for Derivatives) PF Exchange Ratio (Adjusted for Derivatives+Beta) Exchange Ratio Proposed Ratio

Pro forma until first announcement of the derivative losses on 09/25/2008

Source: Economática as of May 8, 2009.

Note: Pro forma exchange ratio adjusted for US$2.13 billion derivative losses, announced on November 3, 2008. Assumes FX Rate of R$2.1818/US$ as of November 3, 2008 (Source: Bacen).

Pro forma exchange ratio adjusted for derivatives and higher beta as a result of increased leverage.

(1) From January 2, 2007 to September 25, 2008.

Bank of America CONFIDENTIAL 29 Merrill Lynch

Comparable Public Companies

Bank of America Merrill Lynch

G-37

Comparable Public Companies

Bank of America Merrill Lynch

Valuation Analysis

Selected Global Pulp & Paper Companies

(Local currency in million, except when otherwise noted)

Company Price per Share Equity Value Net Debt Enterprise Value EBITDA (1) EV / EBITDA

2009E 2010E 2009E 2010E

North America Domtar

1.75 903 2,204 3,108 382 525 8.1x 5.9x

International Paper 14.36 6,139 13,242 19,381 2,519 2,416 7.7x 8.0x

Average 7.9x 7.0x

Europe

2.75 481 454 935 68 111 13.8x 8.4x

Portucel 1.71 896 499 1,395 238 248 5.9x 5.6x

STORAENSO 4.93 3,888 3,530 7,418 726 834 10.2x 8.9x

UPM 7.90 4,108 4,993 9,100 924 1,066 9.8x 8.5x

Average 9.9x 7.9x

Latin America VCP (2) Votorantim 24.25 4,883 4,212 9,095 1,077 1,466 8.4x 6.2x

Suzano 15.75 4,827 5,459 10,286 1,278 1,493 8.0x 6.9x

Klabin 3.47 3,126 3,776 6,902 847 1,042 8.1x 6.6x

EMPRESAS Cmpc 14,500.00 2,900,000 948,565 3,848,565 335,145 416,479 11.5x 9.2x

Average 9.2x 7.6x

Average 9.2x 7.6x

Source: FactSet as of May 8, 2009 and companies’ reports.

Note: Net debt as of December 31, 2008 including, when applicable, minority interests, unfunded pension liabilities and derivatives. Considers the following shares: UFS, IP, ENC, PTI, STERV, UPM1V, VCPA4, SUZB5, KLBN4 and CMPC.

(1) EBITDA estimates are presented in local currency in million for each company as reported in Reuters market consensus.

(2) VCP has not been included in calculation of the average.

Bank of America CONFIDENTIAL Merrill Lynch

Valuation Analysis

Trading Multiples

(R$ in million, except when otherwise noted)

EV / EBITDA 2009E 9.00x 9.50x 10.00x EV / EBITDA 2010E 7.00x 7.50x 8.00x

ARACRUZ CELULOSE S.A. ARACRUZ CELULOSE S.A.

2009E Consensus EBITDA (1) 1,044 1,044 1,044 2010E Consensus EBITDA (1) 1,479 1,479 1,479

Implied Enterprise Value 9,392 9,914 10,436 Implied Enterprise Value 10,355 11,095 11,835

(-) Net Debt + Minority Interest (12/31/08) 8,692 8,692 8,692 (-) Net Debt + Minority Interest (12/31/08) 8,692 8,692 8,692

Equity Value 701 1,222 1,744 Equity Value 1,664 2,403 3,143

Number of Shares (in mm) 1,031 1,031 1,031 Number of Shares (in mm) 1,031 1,031 1,031

Implied price per share (R$/share) 0.68 1.19 1.69 Implied price per share (R$/share) 1.61 2.33 3.05

VCP Votorantim VCP Votorantim

2009E Consensus EBITDA (1) 1,077 1,077 1,077 2010E Consensus EBITDA (1) 1,466 1,466 1,466

Implied Enterprise Value 9,693 10,231 10,770 Implied Enterprise Value 10,263 10,996 11,730

(-) Net Debt (12/31/08) 4,212 4,212 4,212 (-) Net Debt (12/31/08) 4,212 4,212 4,212

Equity Value 5,481 6,019 6,558 Equity Value 6,051 6,784 7,518

Number of Shares (in mm) 201 201 201 Number of Shares (in mm) 201 201 201

Implied price per share (R$/share) 27.22 29.89 32.57 Implied price per share (R$/share) 30.05 33.69 37.33

Implied Exchange Ratio 0.0250 0.0397 0.0520 Implied Exchange Ratio 0.0537 0.0692 0.0817

Source: FactSet as of May 8, 2009.

Note: EV/EBITDA multiples ranges from Global Pulp & Paper comparable companies. (1) EBITDA estimates from market consensus.

Bank of America CONFIDENTIAL Merrill Lynch

Appendix

Bank of America Merrill Lynch

Aracruz Celulose S.A.

Bank of America Merrill Lynch

Aracruz Celulose S.A.

Company Overview

Company Description (1) Geographic Location of Assets

Aracruz is the world’s largest producer of bleached hardwood kraft market pulp

The Company produces eucalyptus pulp used by paper manufacturers to produce a wide range of products, including tissue, printing and writing papers, liquid packaging board and specialty papers

The Company’s production facilities consist of the Barra do Riacho Unit in Espírito Santo State and the Guaíba Unit, located in the municipality of Guaíba, State of Rio Grande do Sul. In addition, the Company has a 50% stake in Veracel, located in the municipality of Eunápolis, State of Bahia

In 2008, Aracruz produced 2,557 ktons of BEKP (3,106 tons including 50% of Veracel), representing an estimated 13% of the total worldwide production capacity of hardwood market pulp and 22% of the worldwide production capacity of BEKP

For the fiscal year ended December 31, 2008, Aracruz reported net revenues and adjusted EBITDA (3) of R$1,911.3 million and R$762.9 million, respectively

In 2008, the Company exported approximately 98% of its sales volume to customers primarily located in North America, Western Europe and Asia

Plant Units

Barra do Riacho Guaíba Veracel Portocel

Pulp Capacity Paper Capacity

(Ktons)(Ktons)

Barra do Riacho 2,300

Guaíba 450 60

Veracel (4) 550

Total 3,300 60

Sales Breakdown by Destination (2008)

North America:

40%

Europe:

37%

Asia:

21%

Brazil:

2%

Organizational Structure

Aracruz

Pulp

Aracruz Celulose S.A.

Veracel S.A (50%)

Eucalypt Reforesting

Mucuri Agroflorestal S.A. (100%)

Port Services

Portocel Terminal Especializado de Barra (51%)

Distribution

Aracruz Trading S.A. (100%)

Riocell (100%)

Others

Wood Products

Aracruz Produtos de Madeira S.A. (33%)

(1) Source: Aracruz website and press releases.

(2) BRKP refers to Bleached Eucalyptus Kraft Pulp.

(3) Adjusted for non-recurring items. Includes 50% of Veracel’s EBITDA.

(4) Represents 50% of Veracel (a 50% Joint Venture with Stora Enso).

Bank of America CONFIDENTIAL 32 Merrill Lynch

Aracruz Celulose S.A.
Operating Performance

Pulp Production Volume
(ktons)

3,103
3,095
3,106
488
527
549
2,615
2,568
2,557
2006
2007
2008
Aracruz
50% of Veracel

Sales Volume
(ktons)

3,074
3,163
2,975
55
59
57
7
4
1
3,012
3,100
2,917
2006
2007
2008
Aracruz Pulp
50% of Veracel
Aracruz Paper

Pulp Inventory
(ktons)

489
429
564
66
48
39
423
381
525
2006
2007
2008
Aracruz
50% of Veracel

Pulp Cash Cost
(US$/ton)

186
158
184
142
200
146
192
164
200
150
232
176
228
178
259
186
256
186
289
243
304
207
241
172
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
Aracruz
Veracel

Source: Aracruz's press releases.

G-43

Bank of America
CONFIDENTIAL
Merrill Lynch

Aracruz Celulose S.A.

Operating Performance

Pulp Production Volume Sales Volume

(ktons)(ktons)

3,103 3,095 3,106 3,074 3,163 59 2,975

55 57

488 527 549 7 4 1

3,012 3,100 2,917

2,615 2,568 2,557

2006 2007 2008 2006 2007 2008

Aracruz 50% of Veracel Aracruz Pulp 50% of Veracel Aracruz Paper

Pulp Inventory Pulp Cash Cost

(ktons)(US$/ton)

564

304

489 39 289

429 259 256

66 232 228 243 241

48 200 200 207

186 184 192 176 178 186 186

158 164 172

525 142 146 150

423 381

2006 2007 2008 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08

Aracruz 50% of Veracel Aracruz Veracel

Source: Aracruz’s press releases.

Bank of America CONFIDENTIAL 33 Merrill Lynch

Aracruz Celulose S.A.
Financial Overview

Net Revenues *(US$ million)*

1,680.8
1,883.8
1,911.3
2006
2007
2008

48%
47%
40%
812.8
887.0
762.9
2006
2007
2008
Adj. EBITDA
Adj. EBITDA Margin

Total Debt *(US$ million)* [(3)]

1,663.9
1,748.0
4,147.2
2006
2007
2008
Long-Term
Short-Term

Net Debt/Adjusted EBITDA [(1)(2)(4)]

1.3x
1.4x
4.9x
2006
2007
2008

Source: Aracruz press releases in US GAAP.

(2) Adjusted for non-recurring items.

Bank of America
CONFIDENTIAL
Merrill Lynch
G-44

Aracruz Celulose S.A.

Financial Overview

Net Revenues (US$ million) Adjusted EBITDA (1)(2) (US$ million) and

Adjusted EBITDA Margin (%)

1,883.8 1,911.3 48% 47%

1,680.8

40%

887.0

812.8 762.9

2006 2007 2008

2006 2007 2008

Adj. EBITDA Adj. EBITDA Margin

Total Debt (US$ million) (3) Net Debt/Adjusted EBITDA (1)(2)(4)

4,147.2 4.9x

1,663.9 1,748.0

1.3x 1.4x

2006 2007 2008

2006 2007 2008

Long-Term Short-Term

Source: Aracruz press releases in US GAAP.

(1) Includes 50% of Veracel’s EBITDA of US$77.1 million, US$91.2 million and US$108.3 million for 2006, 2007 and 2008, respectively.

(2) Adjusted for non-recurring items.

(3) Includes 50% of Veracel’s total debt of US$419.1 million, US$335.5 million and US$234.2 million for 2006, 2007 and 2008, respectively.

(4) Includes 50% of Veracel’s net debt of US$418.9 million, US$335.1 million and US$233.9 million for 2006, 2007 and 2008, respectively.

Bank of America CONFIDENTIAL 34 Merrill Lynch

Aracruz Celulose S.A.

Impact of Derivative Losses

As of December 31, 2008 *(US$ million)*

5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,889
234
2,024
4,147
(432)
3,715
Aracruz Debt(1)
50% Veracel Net Debt
Derivative Losses
Total Debt
Cash
Net Debt

Bank of America
CONFIDENTIAL
Merrill Lynch
G-45

Aracruz Celulose S.A.

Impact of Derivative Losses

As of December 31, 2008 (US$ million)

5,000

4,500

2,024 4,147

4,000

3,715

3,500(432)

3,000

2,500

2,000 1,889

1,500

1,000

500

0

Aracruz 50% Veracel Derivative Total Cash Net Debt

Debt (1) Net Debt Losses Debt

Source: Aracruz’s 4Q08 press release in US GAAP. (1) Includes US$38.1 million of accrued interest.

(2) EBITDA estimates from market consensus; US$1,044 million and US$1,479 million in 2009 and 2010, respectively.

Bank of America CONFIDENTIAL 35 Merrill Lynch

Aracruz Celulose S.A.

Key Financials

Consolidated Income Statement

(US$ million)

2007 2008

Net revenues 1,883.8 1,911.3

COGS (1,191.0) (1,337.8)

Gross profit 692.8 573.5

Gross margin 36.8% 30.0%

SG&A (137.5) (153.1)

Other net operating (expenses) income (1) 38.6 (78.0)

Net financial expenses (28.5) (47.3)

Derivatives 95.6 (2,159.3)

Other non-operating (income) expenses (2)1.0 71.1

Pre-tax income 662.0 (1,793.0)

Income taxes (197.3) 489.8

Minority interest (10.5) 0.7

Equity results of affiliated companies (32.1) 63.8

Net income 422.1 (1,238.7)

Net margin 22.4% N.M.

Adjusted EBITDA (3)(4) 887.0 762.9

Adjusted EBITDA margin 47.1% 39.9%

Consolidated Balance Sheet

(US$ million)

FYE 12/31

2007 2008

Assets

Cash & equivalents (5) 496.7 431.6

Inventory 225.0 310.4

Other current assets 533.1 454.4

Long-term assets 247.3 448.0

Investments 415.4 556.4

Goodwill 192.0 192.0

PP&E 2,518.7 3,009.4

Total Assets 4,624.9 5,399.4

Liabilities & Shareholders’ Equity

Short-term debt (6) 100.2 346.4

Other short-term liabilities 227.5 257.6

Long-term debt 1,312.4 3,566.7

Other liabilities 586.3 279.4

Minority interest 11.4 11.7

Shareholders’ equity 2,387.1 937.6

Total Liabilities & Shareholders’ Equity 4,624.9 5,399.4

Source: Aracruz’s 4Q08 press release in US GAAP, does not include Veracel.

(1) Other net operating (expenses) income includes provision for fiscal credits/losses.

(2) Includes FX variation.

(3) Includes 50% of Veracel’s EBITDA of US$91.2 million and US$108.3 million for 2007 and 2008, respectively.

(4) Adjusted for non-recurring items.

(5) Includes long term investments of US$2.6 million.

(6) Includes accrued interest of US$12.6 million and US$38.1 million in 2007 and 2008, respectively.

Bank of America Merrill Lynch

CONFIDENTIAL 36

Votorantim Celulose e Papel S.A.

Bank of America Merrill Lynch

Votorantim Celulose e Papel S.A.

Company Overview

Company Description Geographic Location of Assets

VCP’s industrial facilities consisted of one integrated pulp mill in Jacareí, State of São Paulo (integrated with its 40% stake in the joint venture with Ahlstrom for the Jacareí paper mill), one facility exclusively dedicated to paper production in Piracicaba, State of São Paulo and a 50% stake in Conpacel, located in Americana, State of São Paulo

The Company also has two forest bases under development in the States of Mato Grosso do Sul and Rio Grande do Sul

In March 2009, VCP’s mill located in Três Lagoas, State of Mato Grosso do Sul, started operations (estimated investment of US$600 million)

VCP also has a paper distribution division, KSR, with an extensive product line, including graphic papers and products

Although currently on hold, VCP plans to develop the Losango Project, located in the State of Rio Grande do Sul, with an installed capacity of 1,300 ktpy

Plant Units

Jacareí Conpacel Três Lagoas Piracicaba

Pulp Capacity (Ktons)

Paper Capacity (Ktons)

Jacareí 1,100

Conpacel (1) 325 195

Três Lagoas 1,300

Piracicaba (2) 190

Total 2,725 385

Sales Breakdown by Destination 2008 Organizational Structure

North America:

40%

Europe:

37%

China:

18%

Asia (excluding China):

13%

Brazil:

2%

VCP

Forestry

Jacareí (SP)

Conpacel (50%)

Três Lagoas (MS)

Pulp

Jacareí (SP)

Conpacel (50%)

Três Lagoas (MS)

Paper

Conpacel (50%)

Piracicaba (SP)

Source: VCP website and press releases.

(1) Represents VCP’s 50% stake in Conpacel. For paper production figures, coated papers account for 50kton and uncoated papers for 145 kton.

(2) For paper production figures, thermal/carbonless papers account for 90kton and coated papers for 100 kton.

Bank of America Merrill Lynch

CONFIDENTIAL 37

Votorantim Celulose e Papel S.A.
Operating Performance

Pulp Production Volume
(ktons)

1,460
1,380
1,415
518
282
215
942
1,098
1,200
2006
2007
2008
Market Pulp
Pulp for own consumption

Sales Volume
(ktons)

1,612
1,597
1,592
670
499
391
942
1,098
1,201
2006
2007
2008
Pulp
Paper

Paper Sales Volume Breakdown
(ktons)

14%
21%
65%
23%
29%
48%
32%
26%
42%
2006
2007
2008
Uncoated
Coated
Special

Pulp Cash Cost
(US$/ton)

Source: VCP's press releases.

G-49

Bank of America
CONFIDENTIAL
Merrill Lynch

Votorantim Celulose e Papel S.A.

Operating Performance

Pulp Production Volume (ktons)

Sales Volume (ktons)

1,612 1,597 1,592

1,460 1,380 1,415

215 499 391

518 282 670

1,098 1,200 1,098 1,201

942 942

2006 2007 2008 2006 2007 2008

Market Pulp Pulp for own consumption Pulp Paper

Paper Sales Volume Breakdown (ktons)

Pulp Cash Cost (US$/ton)

377

14% 23%

32% 294

279 278

21% 261

29% 213 214 218 210 217 227

26%

65%

48% 42%

2006 2007 2008 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08

Uncoated Coated Special

Source: VCP’s press releases.

Bank of America Merrill Lynch

CONFIDENTIAL 38

Votorantim Celulose e Papel S.A.

Financial Overview

Net Revenues (US$ million) EBITDA (1) (US$ million) and

EBITDA Margin (%)

$1,317.0 $1,333.0 $1,366.0

37.0%

32.7%

30.8%

$487.0

$436.0 $421.0

2006 2007 2008

2006 2007 2008

EBITDA EBITDA Margin

Total Debt (US$ million) (2) Net Debt/EBITDA (1)(2)(3)(4)

$2,087

4.4x

$1,540 $1,564

2.2x

1.8x

2006 2007 2008 2006 2007 2008

Long-term Short-term

Source: VCP’s press releases in US GAAP.

Note: Decline in EBITDA is primarily explained by divestitures (sale of remainder portion of joint venture with Ahlstrom in Jacareí) and asset swap (Luiz Antonio unit for the Horizonte Project) with International Paper.

(1) Includes 50% of Conpacel’s EBITDA of US$9 million, US$63 million and US$50 million in 2006, 2007 and 2008, respectively.

(2) Includes additional debt related to the US$600 million investments in the Três Lagoas (Horizonte) project during 2007 and 2008.

(3) Includes 50% of Conpacel’s net debt of US$115 million in 2007.

(4) Cash balance has been adjusted for derivative losses of US$94 million, US$5 million and US$56 million in 2006, 2007 and 2008, respectively.

Bank of America CONFIDENTIAL 39 Merrill Lynch

Votorantim Celulose e Papel S.A.

Key Financials

Consolidated Income Statement

(US$ million)

2007 2008

Net revenues 1,333.0 1,366.0

COGS (887.0) (934.0)

Gross profit 446.0 432.0

Gross margin 33.5% 31.6%

SG&A (202.0) (215.0)

Other net operating expenses (1) 943.0 (17.0)

Net financial expenses 91.0 (78.0)

FX variation 215.0 (593.0)

Pre-tax income 1,491.0 (470.0)

Income tax expense (384.0) 198.0

Equity income (loss) affiliates 113.0 (132.0)

Net income 1,221.0 (404.0)

Net margin 91.6% N.M.

EBITDA (2) 436.0 421.0

EBITDA margin 32.7% 30.8%

Consolidated Balance Sheet

(US$ million)

FYE 12/31

2007 2008

Assets

Cash & equivalents 741.0 280.0

Inventory 186.0 193.0

Other current assets 275.0 342.0

Long-term assets 278.0 260.0

Investments 1,009.0 289.0

PP&E 3,916.0 3,866.0

Total Assets 6,405.0 5,230.0

Liabilities & Shareholders’ Equity

Short-term debt 367.0 928.0

Other short-term liabilities 389.0 224.0

Long-term debt 1,197.0 1,159.0

Other long-term liabilities 569.0 394.0

Shareholders’ equity 3,883.0 2,525.0

Total Liabilities and Shareholders’ Equity 6,405.0 5,230.0

Source: VCP’s press releases in US GAAP.

(1) Change in net other operating income is primarily explained by the gain on the asset exchange of the Luiz Antonio mill. On February 1, 2007 VCP and International Paper consummated a non-cash agreement to exchange industrial and forestry assets between the two entities. As a result of this transaction VCP recorded a gain on exchange of assets of US$955 million (after parties finalized adjustments that resulted in a cash disbursement by VCP to International Paper of US$34 million).

(2) Includes 50% of Conpacel’s EBITDA of US$63 million and US$50 million in 2007 and 2008, respectively.

Bank of America CONFIDENTIAL 40 Merrill Lynch

Pulp & Paper Industry Overview

Bank of America Merrill Lynch

G-52

Pulp & Paper Industry Overview

Bank of America Merrill Lynch

Pulp & Paper Industry Overview

Pulp Market Overview

World Pulp Capacity

Oceania
Asia & Africa
2%
12%
North America
34%
Latin America
25%
27%
Europe

2008 Demand by Grade

Other
11%
BHKP
21%
42%
BSKP
26%
BEKP

World Bleached Pulp Capacity by Region, 2008

ktons
20,000
16,000
12,000
8,000
4,000
0
North America
Latin America
Europe (Incl. Nordic)
Asia/ Africa
East Europe
Japan
Oceania
Softwood
Hardwood
Sulphite
High Yield

2008 Demand by Region

Bank of America
CONFIDENTIAL
Merrill Lynch
G-53

Pulp & Paper Industry Overview

Pulp Market Overview

Global Pulp Demand Reached 45.7 Million Tons in 2008, Flat Compared to 2007

World Pulp Capacity

Asia & Africa Oceania

12% 2%

34% North America

Latin America 25%

27% Europe

2008 Demand by Grade

Other

11%

BHKP 21%

42% BSKP

26%

BEKP

World Bleached Pulp Capacity by Region, 2008

ktons

20,000

16,000

12,000

8,000

4,000

0

North Latin Europe Asia/ East Japan Oceania America America (Incl. Nordic) Africa Europe

Softwood Hardwood Sulphite High Yield

2008 Demand by Region

Other

12%

Asia (ex. – China) 13% 39% Europe

17%

North America

18%

China

Source: VCP handout presentation dated December 2008, and Hawkins Wright.

Bank of America CONFIDENTIAL 41 Merrill Lynch

Pulp & Paper Industry Overview

Global Pulp Production

Largest Producers of Pulp in 2007

(ktons)

53,462

22,314

19,070

12,856

12,402

12,113

10,894

7,399

5,770

4,719

3,389

3,001

Others 26,821

0 10,000 20,000 30,000 40,000 50,000 60,000

Source: Bracelpa – Annual Report 2008.

Bank of America CONFIDENTIAL 42 Merrill Lynch

Pulp & Paper Industry Overview

Brazil’s Competitive Advantage

Installed Capacity of Pulp

(ktons per year)

Aracruz

Arauco

VCP

Sodra

April

CMPC

Canfor

Weyerhaeuser

APP

Suzano

Domtar

Ilim Pulp

Georgia Pacific

Ence

Mercer

West Fraser

Cenibra

International Paper

Tembec

AbitibiBowater

Botnia

Metsa Botnia

Parsons & Whittemore

Temcell

UPM-Kymmene

0 500 1,000 1,500 2,000 2,500 3,000 3,500

BSKP BHKP Unbleached Mechanical

BHKP Cash Cost Curve – U$/ton (2008)

$706

$547 $535

$459 $453 $449 $422

$305

$282 $271

Iberia

Wood Productivity

World Rank Position

Leading Countries (Eucalyptus)

Area (ha)

% of World Area

Growth Yield m3/ha/year

1 India 3,943,000 20.1% 15–30

2 Brazil 3,752,000 19.1% 25–55

3 China 2,610,000 13.3% 15–30

7 Portugal 670,000 3.4% 15–30

8 Spain 640,000 3.3% 15–30

10 South Africa 580,000 2.9% 20–40

6 Chile 652,000 3.3% 20–40

Worldwide 19,610,000 3.3%

Source: VCP handout presentation dated December 2008, and Hawkins Wright.

Bank of America CONFIDENTIAL Merrill Lynch

43

Pulp & Paper Industry Overview

Pulp & Paper Production in Brazil

(in millions of tons)

CAGR 00-08 7.0%
CAGR 00-08 3.1%
Brazilian GDP 00-08 CAGR: 3.6%
7.5
7.2
7.4
7.4
8.0
7.8
9.1
7.9
9.6
8.5
10.4
8.6
11.2
8.7
12.1
9.0
12.8
9.2
2000
2001
2002
2003
2004
2005
2006
2007
2008
Pulp
Paper

Source: Bracelpa – Annual Report 2008.

Bank of America
CONFIDENTIAL
Merrill Lynch
G-56

Pulp & Paper Industry Overview

Pulp & Paper Production in Brazil

(in millions of tons)

CAGR CAGR

00-08 00-08

7.0% 3.1%

Brazilian GDP 00-08 CAGR: 3.6%

9.6

9.1

8.5

8.0 7.9

7.8

7.5 7.4 7.4

7.2

11.2

10.4

8.6 8.7

12.1

9.0

12.8

9.2

2000 2001 2002 2003 2004 2005 2006 2007 2008

Pulp Paper

Source: Bracelpa – Annual Report 2008.

Bank of America CONFIDENTIAL Merrill Lynch

44

Discounted Cash Flow

Bank of America Merrill Lynch

G-57

Discounted Cash Flow

Bank of America Merrill Lynch

Discounted Cash Flow

Key Assumptions

DCF Methodology

The DCF analysis was based on Aracruz’ balance sheet as of December 31, 2008

As the basis for the valuation work, BAC-ML used operational assumptions from Aracruz’s business plan, which was prepared by Aracruz’s management

Annual projections were prepared in real terms, from 2009 to 2023 (15 years)

Aracruz was valued on a stand-alone basis, without considering the effect of any potential synergies (operational, financial or fiscal) of a combined operation with VCP

The free cash flow to equityholders (after interest expense and debt payments) was projected in US dollars

Assumes that Aracruz has a stand-by revolver facility that can be drawn at any time to fund negative cash flow due to mandatory amortization of debt

The cost of the revolver facility is estimated at 12% (US$ nominal terms)

Equity Value was calculated as the sum of (i) present value of forecast free cash flow to equityholders, discounted by the cost of equity (in real terms) to the base date of December 31, 2008 and (ii) present value of the terminal value, discounted at the cost of equity to December 31, 2008

Cost of Equity was recalculated every year taking into consideration the estimated Debt-to-Equity ratio of each year

The terminal value was calculated by applying growth rates in perpetuity to Aracruz’s cash flow in the last year of the business plan

Capacity expansions were not considered

Bank of America CONFIDENTIAL Merrill Lynch

45

Discounted Cash Flow

Summary of Financial and Operating Projections

Pulp Capacity (ktons)

3,300 3,300 3,310 3,310 3,310 3,410 3,410 3,410 3,510 3,510 3,510 3,510 3,510 3,510 3,510 3,510 3,510

2007A 2008A 2009E 2010E 2011E 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E

Pulp Production Volume (ktons)

3,104 2,917 3,178 3,178 3,178 3,274 3,274 3,274 3,370 3,370 3,370 3,370 3,370 3,370 3,370 3,370 3,370

2007A 2008A 2009E 2010E 2011E 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E

Pulp and Paper Prices (1) (US$/ton)

1,200.0

1,000.0

800.0

600.0

400.0

200.0

-

2007A 2008A 2009E 2010E 2011E

2012E Pulp 2013E Prices 2014E

2015E 2016E 2017E 2018E 2019E

2020E 2021E 2022E 2023E

Paper

Prices

Pulp Cash Cost (US$/ton)

220

208 208 208 208 208 208 208 208 208 208 208 208 208 208 208

2007A 2008A 2009E 2010E 2011E 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E

Source: Based on information prepared by or received from the management of Aracruz.

(1) Average of Hawkins Wright, NLK and Terra Choice estimates until 2011. Assumes 2011 pulp price of US$628/ton in the long term. 2007 and 2008 values from RISI (Uncoated Free sheet).

Bank of America CONFIDENTIAL Merrill Lynch

46 59

Discounted Cash Flow

Summary of Financial and Operating Projections (cont’d)

Net Revenues (US$ millions)

1,884 1,911 1,435 1,566 1,784 1,831 1,830 1,830 1,881 1,881 1,881 1,881 1,881 1,881 1,881 1,881 1,881

2007A 2008A 2009E 2010E 2011E 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E

EBITDA (US$ millions) and EBITDA Margin (%)

47% 43% 42% 40% 41% 41% 41% 41% 41% 41% 41% 41% 41% 41% 41% 35% 30%

887 762 759 778 749 749 770 770 770 770 770 770 770 770 770 551 426

2007A 2008A 2009E 2010E 2011E 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E

Capex (US$ mm)

818 961 281 281 260 260 260 260 260 260 260 260 260 260 260 260 196

2007A 2008A 2009E 2010E 2011E 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E

Mandatory Debt Amortization (US$ mm)

90 97 406 365 419 443 717 655 463 387 292 - - - - - -

2007A 2008A 2009E 2010E 2011E 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E

Source: Based on information prepared by or received from the management of Aracruz. Note: Assumes long term pulp price of US$628/ton from 2011 to 2023.

Bank of America CONFIDENTIAL Merrill Lynch 47 60

Discounted Cash Flow

Free Cash Flow to Equity (Long Term Pulp Price = US$628/ton)

(US$ million, except when otherwise noted)

USD MM 2009E 2010E 2011E 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E

Discounted Cash Flow Analysis

Adj. EBITDA (Inc. Veracel) 426.1 551.0 759.1 777.6 748.7 748.7 770.1 770.1 770.1 770.1 770.1 770.1 770.1 770.1 770.1

EBITDA margin 29.7% 35.2% 42.5% 42.5% 40.9% 40.9% 40.9% 40.9% 40.9% 40.9% 40.9% 40.9% 40.9% 40.9% 40.9%

(-) Depreciation &Amortization

(262.8) (262.3) (262.3) (262.3) (262.3) (262.3) (262.3) (262.3) (262.3) (262.3) (262.3) (262.3) (262.3) (262.3) (262.3)

EBIT 163.3 288.7 496.8 515.3 486.3 486.3 507.8 507.8 507.8 507.8 507.8 507.8 507.8 507.8 507.8

(-) Taxes

(55.5) (98.1) (168.9) (175.2) (165.4) (165.4) (172.7) (172.7) (172.7) (172.7) (172.7) (172.7) (172.7) (172.7) (172.7)

Tax rate 34.0% 34.0% 34.0% 34.0% 34.0% 34.0% 34.0% 34.0% 34.0% 34.0% 34.0% 34.0% 34.0% 34.0% 34.0%

EBITDA (-) Taxes 370.6 452.8 590.2 602.4 583.3 583.3 597.5 597.5 597.5 597.5 597.5 597.5 597.5 597.5 597.5

(-) Capex (196.0) (281.0) (281.0) (260.0) (260.0) (260.0) (260.0) (260.0) (260.0) (260.0) (260.0) (260.0) (260.0) (260.0) (260.0)

(-) Change in Working Capital 82.3 (26.7) (44.5) (12.7) (3.2) 0.0 (13.8) 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0

Unlevered Free Cash Flow 256.9 145.2 264.7 329.7 320.1 323.3 323.7 337.5 337.5 337.5 337.5 337.5 337.5 337.5 337.5

(+) Tax Shield 52.6 58.0 72.7 73.3 80.7 87.6 89.7 88.5 85.2 80.0 73.7 67.0 59.8 53.2 25.5

(-) Interest Payments (154.7) (170.7) (213.8) (215.7) (237.2) (257.7) (263.8) (260.2) (250.5) (235.1) (216.7) (197.0) (176.0) (156.5) (74.9)

Cash Flow Available to Debt Repayment 154.8 32.5 123.6 187.3 163.5 153.2 149.6 165.7 172.1 182.3 194.5 207.5 221.3 234.2 288.0

(-) Debt Repayment (405.5) (365.4) (419.0) (442.9) (717.1) (654.7) (463.5) (387.0) (292.2) 0.0 0.0 0.0 0.0 0.0 0.0

Cash Flow After Debt Repayment (250.8) (332.9) (295.4) (255.6) (553.6) (501.4) (313.9) (221.3) (120.0) 182.3 194.5 207.5 221.3 234.2 288.0

(+) New Borrowings 0.0 254.5 295.4 255.6 553.6 501.4 313.9 221.3 120.0 (182.3) (194.5) (207.5) (221.3) (169.9) (0.0)

(+) Previous Cash Balance 250.5 78.4 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0

Free Cash Flow to Equity (0.3) 0.0 (0.0) (0.0) (0.0) (0.0) 0.0 0.0 0.0 0.0 0.0 0.0 0.0 64.3 288.0

Source: Based on information prepared by or received from the management of Aracruz.

Bank of America CONFIDENTIAL Merrill Lynch 48

Discounted Cash Flow

Sensitivity to Long Term Pulp Prices and Cost of Debt

Rolling Ke (growth rate of 0.0%)

Equity Value (R$mm)

Cost of Debt (USD Real Terms)

7.8% 8.8% 9.8% 10.8% 11.8%

LT Pulp Price (USD/t)

578 0 0 0 0 (0.4)

603 0 0 0 0 0

628 1,012 914 785 0 0

653 2,084 1,965 1,869 1,770 1,550

678 3,055 2,991 2,925 2,857 2,788

Share Price (R$)

Cost of Debt (USD Real Terms)

7.8% 8.8% 9.8% 10.8% 11.8%

LT Pulp Price (USD/t)

578 0.00 0.00 0.00 0.00 (0.00)

603 0.00 0.00 0.00 0.00 0.00

628 0.98 0.89 0.76 0.00 0.00

653 2.02 1.91 1.81 1.72 1.50

678 2.96 2.90 2.84 2.77 2.70

Rolling Ke (growth rate of 1.0%)

Equity Value (R$mm)

Cost of Debt (USD Real Terms)

7.8% 8.8% 9.8% 10.8% 11.8%

LT Pulp Price (USD/t)

578 0 0 0 0 (0.4)

603 0 0 0 0 (0)

628 799 700 571 (0) (0)

653 1,821 1,702 1,607 1,508 1,296

678 2,756 2,692 2,626 2,559 2,489

Share Price (R$)

Cost of Debt (USD Real Terms)

7.8% 8.8% 9.8% 10.8% 11.8%

LT Pulp Price (USD/t)

578 0.00 0.00 0.00 0.00 (0.00)

603 0.00 0.00 0.00 0.00 0.00

628 0.77 0.68 0.55 0.00 0.00

653 1.77 1.65 1.56 1.46 1.26

678 2.67 2.61 2.55 2.48 2.42

Source: Based on information prepared by or received from the management of Aracruz.

Notes: Assumes a target leverage of 2.0x Net Debt / EBITDA in the long term with a cost of debt of LIBOR +2%.

Assumes FX forecast of R$2.34/US$ and total number of outstanding shares of 1,030.6 million. FX conversion rate of R$2.08/US$ for Equity Value as of May 8, 2009.

Long term pulp price considered in the period from 2011 to 2023. Cost of Equity according to leverage ratio of the year.

Assumes an unlevered Beta of 0.65.

Bank of America CONFIDENTIAL Merrill Lynch 49

Discounted Cash Flow

Sensitivity to Long Term Pulp Prices and Cost of Debt (cont’d)

@ 12% Cost of Equity (US$ constant)

Equity Value (R$mm)

Cost of Debt (USD Real Terms)

7.8% 8.8% 9.8% 10.8% 11.8%

LT Pulp Price (USD/t)

578 0 0 0 0 (406)

603 0 0 0 0 0

628 1,305 1,240 1,154 360 0

653 1,984 1,900 1,834 1,767 1,628

678 2,646 2,598 2,549 2,499 2,450

Share Price (R$)

Cost of Debt (USD Real Terms)

7.8% 8.8% 9.8% 10.8% 11.8%

LT Pulp Price (USD/t)

578 0.00 0.00 0.00 0.00 (0.39)

603 0.00 0.00 0.00 0.00 0.00

628 1.27 1.20 1.12 0.35 0.00

653 1.93 1.84 1.78 1.71 1.58

678 2.57 2.52 2.47 2.42 2.38

@ 14% Cost of Equity (US$ constant)

Equity Value (R$mm)

Cost of Debt (USD Real Terms)

7.8% 8.8% 9.8% 10.8% 11.8%

LT Pulp Price (USD/t)

578 0 0 0 0 (298)

603 0 0 0 0 0

628 900 846 777 242 0

653 1,425 1,355 1,301 1,246 1,136

678 1,954 1,914 1,871 1,829 1,787

Share Price (R$)

Cost of Debt (USD Real Terms)

7.8% 8.8% 9.8% 10.8% 11.8%

LT Pulp Price (USD/t)

578 0.00 0.00 0.00 0.00 (0.29)

603 0.00 0.00 0.00 0.00 0.00

628 0.87 0.82 0.75 0.23 0.00

653 1.38 1.32 1.26 1.21 1.10

678 1.90 1.86 1.82 1.77 1.73

Source: Based on information prepared by or received from the management of Aracruz. Notes: Assumes a growth rate of 0.5% in perpetuity (real terms).

Assumes a target leverage of 2.0x Net Debt / EBITDA in the long term with a cost of debt of LIBOR +2%.

Assumes FX forecast of R$2.34/US$ and total number of outstanding shares of 1,030.6 million. FX conversion rate of R$2.08/US$ for Equity Value as of May 8, 2009.

Long term pulp price considered in the period from 2011 to 2023.

Bank of America CONFIDENTIAL Merrill Lynch 50

Macro Economic Assumptions

Real Terms

2009E 2010E 2011E 2012E 2013E 2014E 2015E 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E

Inflation

U.S. Inflation - CPI (1) 0.7% 1.3% 1.3% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0% 2.0%

FX

Year End (2) R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34

Average (2) R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34 R$ 2.34

Interest Rate

Selic (2) 10.1% 9.6% 9.8% 9.8% 9.5% 9.5% 9.5% 9.5% 9.5% 9.5% 9.5% 9.5% 9.5% 9.5% 9.5%

LIBOR 6 Months (3) 1.3% 2.3% 3.2% 3.7% 4.0% 4.3% 4.4% 4.5% 4.6% 4.6% 4.6% 4.6% 4.6% 4.6% 4.6%

TJLP (4) 6.3% 6.3% 6.3% 6.3% 6.3% 6.3% 6.3% 6.3% 6.3% 6.3% 6.3% 6.3% 6.3% 6.3% 6.3%

BNDES Currency Basket (5) 5.4% 5.4% 5.4% 5.4% 5.4% 5.4% 5.4% 5.4% 5.4% 5.4% 5.4% 5.4% 5.4% 5.4% 5.4%

(1) Source: Bloomberg as of May 8, 2009 based on FED forecasts.

(2) Source: Brazilian Central Bank (Bacen).

(3) Source: Bloomberg as of May 8, 2009.

(4) Source: Brazilian Central Bank (Bacen) as of May 8, 2009. Assumes flat projections until 2023.

(5) Source: BNDES as of May 2009.

Bank of America CONFIDENTIAL Merrill Lynch 51

Annex H

H-1

BBI

VCP Votorantim

Votorantim Celulose e Papel S.A.

Share Exchange Ratio Analysis for VCP and Aracruz (translation)

May 20, 2009

Strictly Private and Confidential

Annex G

Votorantim Celulose e Papel S.A.

Share Exchange Ratio Analysis for VCP and Aracruz (translation)

Strictly Private and Confidential

May 20, 2009

G-1

Contents

I. Introduction 03

II. Executive Summary 06

III. Pulp and Paper Industry Information 10

IV. Votorantim Celulose e Papel S.A. Information 13

V. Aracruz Celulose S.A. Information 18

VI. Valuation Methodologies

i. Average Share Prices 24

ii. Book Value per Share 29

iii. Comparable Public Companies 31

Schedule I – Target Price by Research Analysts 36

Schedule II – Net Debt of the Companies 39

Schedule III – Comparable Companies Description 41

Strictly Private and Confidential

G-2

I. Introduction

Strictly Private and Confidential
BBI
H-3

I. Introduction

Strictly Private and Confidential

Introduction

Important Note

On April 14, 2009, Votorantim Celulose e Papel S.A. (“VCP”) publicly announced, in a notice of material fact required by local regulation, that its Board of Directors, pursuant to the procedures established in the CVM Release No. 35/08, established an Independent Special Committee (“Special Committee”), of a transitory nature, with the sole and exclusive purpose of analyzing the exchange ratio in connection with the merger (incorporação de ações) of Aracruz Celulose S.A. (“Aracruz” and, collectively with VCP, the “Companies”) by VCP, and submitting its recommendations to the VCP Board of Directors (“Merger of Shares”).

Banco Bradesco BBI S.A. (“BBI”) has been engaged by VCP to advise the Special Committee in its duties exclusively with respect to the exchange ratio to be agreed upon between VCP and Aracruz (“Merger Exchange Ratio”), for the purposes of the proposed Merger of Shares, pursuant to Brazilian Corporate Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporate Law”).

BBI’s engagement as financial advisors also included the preparation and delivery of this presentation, including calculations, methodologies and assumptions, with the purpose of presenting an exchange ratio range (the “Merger Exchange Ratio Analysis”, or just the “Analysis”).

The Analysis does not consider profits and/or losses effects of any nature resulting from the transaction by which VCP acquired control of Aracruz, as disclosed in a notice of material fact filed with the Brazilian Securities and Exchange Commission on January 20, 2009 (“Transaction” and “Material Fact”), including but not limited to tax and operations.

In preparing this Analysis, we relied on, with the express consent of the Companies, and did not verify independently the accuracy, content, reliability, consistency, sufficiency, entirety and completeness of data and information, statements and prospects of the Companies, used by their respective managements for dealing with the Merger Exchange Relation (“Information”). In addition, we do not assume any responsibility of independent appraisal of any Information, or for conducting an independent appraisal assessment or appraisal of any assets or liabilities (contingent or non-contingent) of the Companies.

The present Analysis does not constitute an audit report according to generally accepted accounting principles and, although the economic and financial assessments and valuation performed by BBI as part of this Analysis (“Valuation”) contained herein are based, to a certain extent, on future prospects, this Analysis is not indicative, in any way and in any level, of actual future results, which may be materially different, more or less, than those contained herein. Assessments and results of Appraisals do not intend to reflect prices by which any one of the Companies or their securities could be sold, and do not take into account any element of value that can be attributed to the execution or perspective of the Merger of Shares.

These appraisals are subject to uncertainties and certain events and/or factors are beyond BBI’s control and/or knowledge, neither BBI nor its respective directors and employees (collectively, the “Indemnified Persons”) assume any responsibility in the event that future results are different from those set forth in this Analysis, and they do not make any representations or warranties regarding these prospects. Indemnified Persons do not assume any responsibility and/or liability in connection with the accuracy, reliability, entirety and/or sufficiency of Information, attributing such responsibility and liability exclusively to VCP. BBI should not be liable for direct and/or indirect losses and/or loss of profits eventually arising from the use of this Analysis.

G-4 Strictly Private and Confidential

Introduction

Important Note (cont.)

This Analysis is intellectual property of BBI and was prepared for the exclusive use of the Special Committee, in the analysis of the Merger Exchange Ratio. Its use for any other purpose is subject to the following conditions: (i) the Analysis does not correspond to and should be interpreted or construed as a fairness opinion and/or a valuation report, in the meaning of Art. 8 of Brazilian Corporate Law, being, therefore, expressly prohibited its use for such purpose; and (ii) the Analysis may only be used in the scope of the Merger of Shares and may only be disclosed to VCP shareholders and to the public, as provided under Art. 3 of CVM Instruction No. 319/99, provided that it has been used by VCP’s management as a basis for their decision with respect to the Merger of Shares. This Analysis may not be used for any other purpose and may not be reproduced and/or referenced, in whole or in part, without the prior written consent of BBI, except : (a) if required by law or government proceeding, or (b) such information is provided to representatives, counsels, advisors or other people engaged by VCP and the Special Committee in the Transaction.

BBI does not assume any liability and/or responsibility for the updating, review, or restatement of the result of this Analysis based on circumstances, development and/or facts occurring following the date of its Analysis.

This Analysis does not constitute, nor should it be construed as a proposal, bid or recommendation of any kind by BBI to the Special Committee, to VCP’s management and/or shareholders. The shareholders are solely responsible for evaluating whether or not to accept the proposed Analysis and the Merger Exchange Ratio set forth herein, as well as the execution of the Merger of Shares. The Analysis set forth herein does not involve the legal and/or operating viability of the Merger of Shares, and it does not make any value judgment as to whether the Merger of Shares is or is not the best alternative to VCP and/or to Aracruz.

This Analysis was originally prepared in Portuguese, which is the document that governs for purposes of legal enforcement. The Analysis were delivered to the Special Committee, 03 (three) in hard copy and 1 (one) in electronic format.

São Paulo, May 20, 2009

Banco Bradesco BBI S.A.

G-5 Strictly Private and Confidential

II. Executive Summary

Strictly Private and Confidential

H-6

II. Executive Summary

Strictly Private and Confidential

Executive Summary

Considerations

Preparation of the Analysis was based in valuation methodologies set forth below and certain criteria that, based on technical aspects and on Companies’ information, presented coherent results and that, according to BBI, best reflects the value of the shares of the Companies taking into account characteristics inherent to their business and market conditions: Average share prices

Book value per share

Comparables public companies

In addition to public information of the Companies, BBI reached out to VCP and its representatives, with respect to projections of future cash flow results. Such information were not made available to BBI due to several reasons that, according to VCP, make their preparation difficult, including but not limited to:

i.	insufficient information to forecast debt payments (interest and amortization of Aracruz), particularly as a result of the liabilities derived from Aracruz’s derivatives;
ii.	lack of definitive parameters for capital expenditure projections due to significant fluctuations in the international pulp and paper sector as well as Aracruz’s “as is” capital structure;
iii.	price fluctuations of the price of pulp; and
iv.	fluctuations in exchange rate projections.

For preparation of the Valuation, BBI has taken into account Information arising from:

Companies’ Balance Sheets and audited pro forma income statements for the year of 2008

Financial and accounting information of the Companies made available by the CVM

Notices of Material Facts filed with the CVM, presentations of results and presentations with details of the Transaction and of the Merger of Shares, made available by VCP and Aracruz’s investor relations department

Projections and research reports of the sector and comparable companies prepared by investments research analysts, specialized consulting companies and government regulation entities, among others

G-7 Strictly Private and Confidential

Executive Summary

Valuation Methodologies – comparative chart

The different methodologies were adopted to calculate a range for the Equity Value (whether on a direct or indirect way) per share of the Companies, and consequently the merger exchange ratios

Average share prices Book value per per share Comparables analysis Discounted cash flow

Critical Factors Metrics Methodology

Values based on the share prices multiplied by the total amount of shares

As of a specific date or for a time period

Difference between total assets and liabilities in the balance sheet of a company

Comprised of subscribed capital, profits reserves and accrued results

Value based on multiples of comparable companies and/or of precedent transactions

Value implied in the stock exchange markets and in acquisition of similar companies

Effective for companies in advanced stage of maturity that allow foresee-ability of results

Enables a sensibility appraisal and, when available, of synergies

Total Equity Value equal to the multiplication of the price per share by the total amount of shares of the Company

Firm Value determined by the sum of the net debt , contingencies and other items to the Equity Value

Book Value of the company divided by the number of outstanding shares

Firm Value / EBITDA Firm Value / Revenues

Cash generation projections

Discount rate

Perpetuity growth rate

Share prices may be affected by market factors which often do not relate to business directly

Low liquidity may affect results

With the exception of financial institutions (capital restriction), the methodology presents a reduced relevance in the definition of value (reflects only historical)

Market environment and variances of liquidity

Comparability

Accuracy of information

Data availability, prospects and uniformity of accounting treatment

Non-availability of essential information for preparation of appraisals, in the case of this Analysis, as referred on page 7

G-8 Strictly Private and Confidential

Executive Summary

Summary of Valuation results

Valuation Results as Reference for the Merger Exchange Ratio

	Methodology (excluding Target Average Price)	VCP Value p/ Share			Aracruz Value p/ Share			Mean Point of the Range
		Min.	Avg.	Max.	Min.	Avg.	Max.	
Average share prices	Weighted average 50 trading days[1]	15,99	**16,83**	17,67	2,30	**2,42**	2,54	**0,1445**
	Weighted average 45 trading days[1]	15,48	**16,29**	17,10	2,25	**2,37**	2,49	**0,1462**
	Weighted average 30 trading days[1]	16,27	**17,13**	17,99	2,34	**2,46**	2,58	**0,1443**
Book value per Share	Book Value per Share	-	**20,52**	-	-	**0,93**	-	**0,0455**
Comparable Companies Analysis	FV/EBITDA 2008[2]	2,70	**4,26**	5,82	(0,30)	**0,16**	0,62	**0,0530**
	FV/EBITDA 2009 estimated[2]	7,38	**9,19**	11,00	(2,52)	**(2,18)**	(1,84)	**0,0000**
Target Average Price	Consensus of Analysts[3]	22,09	**23,25**	24,41	2,19	**2,30**	2,42	**0,0989**

Range of the Implied Merger Exchange Ratio (VCP Share to 1 Aracruz Share)
0,0000
0,0250
0,0500
0,0750
0,1000
0,1250
0,1500
0,1750
0,1301
0,1589
0,1316
0,1608
0,1299
0,1587
0,0455
0,0
0,1059
0,0
0,0
0,0940
0,1039

Range defined by consideration of the minimum and maximum values of the average share prices valuations, which we believe to be, among all the ones that were analyzed, the most objective for the definition of the value of Companies

BBI

Strictly Private and Confidential

H-9

Executive Summary

Summary of Valuation results

Valuation Results as Reference for the Merger Exchange Ratio

Methodology VCP Value p/ Share Aracruz Value p/ Share Mean Point of Range of the Implied Merger Exchange Ratio

0,0000 0,0250 0,0500 0,0750 0,1000 0,1250 0,1500 0,1750 (excluding Target Average Price) Min. Avg. Max. Min. Avg. Max. the Range (VCP Share to 1 Aracruz Share)

Comparable Book value Average share Companies per Share prices Analysis

0,1301 0,1589

Weighted average 50 trading days¹ 15,99 16,83 17,67 2,30 2,42 2,54 0,1445

0,1316 0,1608

Weighted average 45 trading days¹ 15,48 16,29 17,10 2,25 2,37 2,49 0,1462

0,1299 0,1587

Weighted average 30 trading days¹ 16,27 17,13 17,99 2,34 2,46 2,58 0,1443

0,0455

Book Value per Share—20,52—- 0,93—0,0455

0,0 0,1059

FV/EBITDA 2008² 2,70 4,26 5,82 (0,30) 0,16 0,62 0,0530

0,0 0,0

FV/EBITDA 2009 estimated² 7,38 9,19 11,00 (2,52) (2,18) (1,84) 0,0000

The range indicated for the Merger Exchange Ratio is comprehended by the minimum of 0,1299 and a maximum of 0,1608 share of of VCP for each share of Aracruz Aracruz

Range Range defined defined by by consideration of of the the minimum minimum and and maximum values valuesof of the the average average share share prices prices valuations, which which we we believe believe to to be, be, among among all all the the ones ones that that were were analyzed, the the most most objective objective for for the the definition definition of of the the value value of of Companies

0,0940 0,1039 TargetAveragePrice Consensus of Analysts³ 22,09 23,25 24,41 2,19 2,30 2,42 0,0989

Source: BBI. Note: (1) Minimum point of the range defined by the division of the minimum value of Aracruz by the maximum value of VCP, and maximum point of the range defined by the division of the maximum value of Aracruz by the minimum value of VCP; (2) Range defined by the minimum and maximum share exchange ratio of the Companies calculated in 01/19/09; (3) BBI does not consider the Target Average Price by Analysts Consensus a valuation methodology, rather a reference for the results of the used Valuations (see Schedule I). Range defined by the variation by more and less 5% over the exchange ration implied among average share prices.

G-9 Strictly Private and Confidential

III. Paper and Pulp Industry Information

Strictly Private and Confidential

Paper and Pulp Industry Information

Overview of the global industry

General Description of the Industry

Major Worldwide Producers of Paper and Pulp in 2007

ry	Pulp (mm tons)	% Tota
US	53,5	28%
Canada	22,3	11%
China	19,1	10%
Finland	12,9	7%
Sweden	12,4	6%
Brazil	**12,1**	**6%**
Japan	10,9	6%
Other	51,1	26%
TOTAL	**194,2**	**100%**

Country	Paper (mm tons)	% Tota
US	83,6	21%
China	73,5	19%
Japan	31,3	8%
Germany	23,2	6%
Canada	17,4	4%
Finland	14,3	4%
Sweden	11,9	3%
South Corea	10,9	3%
Italy	10,1	3%
France	9,9	3%
Indonésia	9,5	2%
Brazil	9,0	2%
Other	89,8	23%
TOTAL	394,3	100%

Growth of Pulp Price [1] (R$/ton)

Major Producers of Eucalyptus Pulp (mm ton)

3,5
1,4
0,7
1,4
5,1
1,7
0,9
0,3
2,3
7,1
2,0
1,0
0,5
3,6
10,5
2,4
1,2
0,8
6,1
18,2
2,6
1,5
1,8
2,3
10,0
1990
1995
2000
2005
2010E
Brazil
Chile
Uruguai
Spain
Other

BBI

Strictly Private and Confidential

H-11

Paper and Pulp Industry Information

Overview of the global industry

General Description of the Industry

The global paper and pulp production in 2007 was over 390 million tons and 190 million tons, respectively

Currently, the pulp industry that, historically was controlled by countries of the Northern hemisphere, is facing a transformation with the increased importance of the emerging markets both at the production and consumption level

The most developed markets in the North America and Europe, with an average annual growth rate lower than 2%, should lose their importance for the emerging markets that has showing growth in consumption between 3% and 5%

In terms of raw material, the increased use of eucalyptus wood should expand, due to its higher productivity comparing to other kinds of wood, a fact that benefits directly South American producers

Major Worldwide Producers of Paper and Pulp in 2007

Pulp Paper

Country % Total Country % Total

(mm tons) (mm tons)

US 53,5 28% US 83,6 21%

Canada 22,3 11% China 73,5 19%

China 19,1 10% Japan 31,3 8%

Finland 12,9 7% Germany 23,2 6%

Sweden 12,4 6% Canada 17,4 4%

Brazil 12,1 6% Finlând 14,3 4%

Japan 10,9 6% Sweden 11,9 3%

Other 51,1 26% South Corea 10,9 3%

TOTAL 194,2 100% Italy 10,1 3%

France 9,9 3%

Indonésia 9,5 2%

Brazil 9,0 2%

Other 89,8 23%

TOTAL 394,3 100%

Growth of Pulp Price ¹ (R$/ton)

1.800

1.600

1.400

1.200

1.000

800 jan/07 apr/07 jul/07 oct/07 jan/08 apr/08 jul/08 oct/08 jan/09

Major Producers of Eucalyptus Pulp (mm ton)

18,2

2,6 1,5

10,5 1,8 2,3

7,1 2,4

5,1 0,8 1,2 2,0

3,5 10,0 1,7 0,5 1,0 1,4 0,9 0,3 6,1 0,7 3,6 1,4 2,3 1990 1995 2000 2005 2010E

Brazil Chile Uruguai Spain Other

Source: RISI Inc.; Bracelpa (Brazilian Association of Pulp and Paper); Pulp and Paper Products Council; Pöyry Tecnol. Ltda. (Divisão indústria de base Florestal - Industry Division of Forest Base). Note: (1) List Price Europe.

G-11 Strictly Private and Confidential

Paper and Pulp Industry Information

Overview of the industry in Brazil

General Description of the Industry

Location of Planted Forests (thous. hectares = 10,000,000 m²)

< 100 thousand
100 mil < x <200 thousand
> 200 thousand

Production of pulp in Brazil (million tons)

CAGR2000-2008 7,0%
-0,7%
8,2%
13,1%
6,1%
7,6%
8,0%
7,3%
6,7%
7,5
7,4
8,0
9,1
9,6
10,4
11,2
12,0
12,8
2000
2001
2002
2003
2004
2005
2006
2007
2008
Pulp production
Development

Production of paper in Brazil (million tons)

CAGR2000-2008 3,1%
3,3%
4,5%
1,8%
6,8%
1,7%
1,5%
3,3%
2,1%
7,2
7,4
7,8
7,9
8,5
8,6
8,7
9,0
9,2
2000
2001
2002
2003
2004
2005
2006
2007
2008
Pulp production
Development

Source: Bracelpa (Brazilian Association of Pulp and Paper).

BBI

Strictly Private and Confidential

H-12

Paper and Pulp Industry Information

Overview of the industry in Brazil

General Description of the Industry

Brazil is one of the major worldwide producers of paper and pulp, being a worldwide leader in the production of eucalyptus pulp with over 50% of the world production

Brazilian forests show a high level of productivity, gaining benefits from the climate conditions and favorable soil, besides high technological investments

In 2008 there were 1.7 million/hectares of planted area for industrial purposes in Brazil with a concentration in São Paulo, Paraná and Bahia

Industry exports in 2008 amounted to US$5.8 billion, 67% of pulp and 33% of paper

The main importers of Brazilian products are Europe and North America (pulp), and Latin America (paper)

Location of Planted Forests (thous. hectares = 10,000,000 m2)

< 100 thousand

100 mil < x <200 thousand

> 200 thousand

Production of pulp in Brazil (million tons)

13,1% CAGR 7,0%

2000-2008

8,2% 7,6% 8,0%

6,1% 7,3% 6,7% 12,8 12,0 -0,7% 11,2 10,4 9,1 9,6 7,5 8,0 7,4

2000 2001 2002 2003 2004 2005 2006 2007 2008

Pulp production Development

Production of paper in Brazil (million tons)

6,8% CAGR2000-2008 3,1% 3,3% 4,5% 3,3% 1,8% 1,7% 2,1% 1,5%

8,7 9,0 9,2 8,5 8,6 7,8 7,9 7,2 7,4

2000 2001 2002 2003 2004 2005 2006 2007 2008

Pulp production Development

Source: Bracelpa (Brazilian Association of Pulp and Paper).

G-12 Strictly Private and Confidential

IV. Votorantim Celulose e Papel S.A. Information

Strictly Private and Confidential

Votorantim Celulose e Papel S.A. Information

Company Overview

General Description of the Industry

VCP is controlled by Grupo Votorantim and is one of the largest Brazilian and worldwide market producers of pulp and paper (special, for printing and writing)

At the end of 2008, VCP held facilities in Jacareí (SP), Piracicaba (SP),

and equity of 50% at Conpacel’s facility in Limeira (SP), with an aggregate production capacity of 1.26 million/tons of pulp and 0.45 million/tons of paper

Additionally VCP has 314 thousand hectares of forest base in São Paulo,

Minas Gerais, Mato Grosso do Sul and Rio Grande do Sul

Foreign market accounted for 60% of the Company’s sales volume in

2008

VCP’s shares are listed for trading on the São Paulo and New York stock exchanges

Financial Highlights1

R$ (million) 2007 2008

Net Income 2.736 2.534

EBITDA 880 782

EBITDA Margin 32,2% 30,9%

Net Profit 837 (1.310)

Net Margin 30,6% -51,7%

Gross Debt² 3.308 5.050

Net Debt3 1.980 4.288

Book Value 5.632 4.132

Production of Paper and Pulp (thousand ton)

499 391 626 670

1201

1.098 867 942

2005 2006 2007 2008

Pulp Paper

Location of the Manufacturing Facilities

Capac.

Manufacturing Facility (mm ton)

Jacareí (SP) 1,1

Conpacel—Limeira (SP)4 0,2

Piracicaba (SP)5 0,5

Total 1,7

Piracicaba (SP)

Limeira (SP)

Jacareí (SP)

Source: Company. Note: (1) Financial data considering Conpacel’s consolidation and not considering Aracruz; (2) Gross debt includes borrowings and financings, dividends to pay, and provisions for contingencies; (3) Net debt is equivalent to gross debt, less cash equivalents, less bonds and short term securities, and less money market; (4) Considering 50% of Conpacel’s production; (5) Relating to paper production.

G-14 Strictly Private and Confidential

Votorantim Celulose e Papel S.A. Information

Shareholder structure

Pre-Transaction Shareholder Structure

VID
ON 100,0%
PN 0,0%
T 52,5%
BNDES Particip. S.A.
ON 0.0%
PN 6.6%
T 3.1%
Other (Free Float)
ON 0.0%
PN 93.4%
T 44.4%
VCP
ON 28.0%
PN 0,0%
T 12.4%
Aracruz
T 50.0%
Conpacel (formerly Ripasa)

Estimated Post-Transaction Shareholder Structure[1]

Other (Free Float)
ON 0.0%
PN 63.9%
T 42.6%
BNDES Particip. S.A.
ON 18.2%
PN 30.3%
T 26.3%
VID
ON 81.8%
PN 0,0%
T 27.3%
Arapar
ON 0.0%
PN 1.2%
T 0.8%
Arainvest
ON 0.0%
PN 4.6%
T 3.1%
VCP
T 50.0%
Conpacel (formerly Ripasa)
T 100.0%
Aracruz

ON = Common Stock
PN = Preferred Stock
T = % Total

BBI

Strictly Private and Confidential

H-15

Votorantim Celulose e Papel S.A. Information

Shareholder structure

Pre-Transaction Shareholder Structure

Estimated Post-Transaction Shareholder Structure¹

BNDES Other VID

Particip. S.A. (Free Float)

ON 100,0% ON 0.0% ON 0.0% PN 0,0% PN 6.6% PN 93.4% T 52,5% T 3.1% T 44.4%

VCP

ON 28.0% T 50.0% PN 0,0% T 12.4%

Conpacel Aracruz (formerly Ripasa)

Other BNDES

VID Arapar Arainvest (Free Float) Particip. S.A.

ON 0.0% ON 18.2% ON 81.8% ON 0.0% ON 0.0% PN 63.9% PN 30.3% PN 0,0% PN 1.2% PN 4.6% T 42.6% T 26.3% T 27.3% T 0.8% T 3.1%

VCP

T 50.0% T 100.0%

Conpacel

Aracruz (formerly Ripasa)

ON = Common Stock PN = Preferred Stock T = % Total

Source: VCP; Aracruz; CVM. Note: (1) It considers Aracruz’s full merger. Estimated stock ownership breakdown following Aracruz’s capital increase by VCP, following a tag-along operation and after Aracruz’s merger of shares by VCP based on the Merger Exchange Ration.

G-15

Strictly Private and Confidential

Votorantim Celulose e Papel S.A. Information

Historical share price and events highlights

Performance of the Company Share Price from 07/01/08 to 05/19/09 (amounts in R$)

06/08/08

Announcement of transaction to acquire 28% owned by Arapar in Aracruz’s voting capital stock by Grupo Votorantim

25/09/08

Announcement of Aracruz exposure to “toxic” “toxic” derivatives

03/11/08

Announcement by Aracruz of equalization of 97% of its derivatives

20/01/09

Conclusion of of Arapar Araparequity equity purchase purchase in in Aracruz Aracruz and and announcement of of Aracruz Aracruz merger merger by by VCP

15/09/08

Waiver Waiver of of tag -along by by Grupo Safra

17/10/08

Disclosing of of 3T08 3T08 results results of the Companies

19/01/09

Conclusion of of dealings dealings with with banks relating relating to to operations of derivatives

13/10/08

Announcement of of VCP exposure exposure to derivatives

03/10/08

Postponement of of Arapar’s Arapar’sshare share purchase purchase

01/12/08

New New deadline deadline for operations with with derivatives

50,00 45,00 40,00 35,00 30,00 25,00 20,00 15,00 10,00 5,00

jul-08 jul-08 aug-08 sep-08 oct-08 nov-08 dec-08 jan-09 feb-09 mar-09 apr-09

Source: Companies; Economática; CVM.

G-16 Strictly Private and Confidential

Votorantim Celulose e Papel S.A. Information

Evolution and analysis of the share historical performance

Evolution of the VCPA4 Quotation in R$ versus Ibovespa (from 01/02/07 to 05/19/09) – base 100

Evolution in Quotation at

the Period Base 100 on

05/19/09

VCPA4 -47.0% 53.0

Ibovespa 15.5% 115.5

VCPA4 was the 40th more traded share out of the 65 that comprise Ibovespa, based on the daily average volume traded in the last three months

180 160 140 120 100 80 60 40 20

-dec-06 mar-07 jun-07 sep-07 dec-07 mar-08 jun-08 sep-08 dec-08 mar-09

VCPA4 (R$) IBOV

Source: VCP; CVM; Economática; Bloomberg; Thomson Reuters.

G-17 Strictly Private and Confidential

V. Aracruz Celulose S.A. Information

Strictly Private and Confidential

Aracruz Celulose S.A. Information

Company overview

General Description of the Industry

Aracruz is a worldwide leader in the production of bleached pulp,

accounting for 24% of the global supply of the product that constitutes the major raw material in the production of toilet papers, paper for printing and writing and special papers

Company is present in four Brazilian Estates (Espírito Santo, Bahia, Minas

Gerais and Rio Grande do Sul)

Aracruz has three manufacturing facilities with a nominal capacity of approximately 3.2 million/tons/year of bleached pulp and 286 thousand hectares of owned planted eucalyptus

Foreign market accounted for 98% of the Company’s sales volume in

2008

Aracruz’s shares are listed for trading on São Paulo and New York stock exchanges

Financial Highlights1

R$ (million) 2007 2008

Net Income 3.847 3.697

EBITDA 1.669 1.441

EBITDA Margin 43,4% 39,0%

Net Profit 1.042 (4.213)

Net Margin 27,1% -114,0%

Gross Debt² 3.934 10.274

Net Debt3 3.060 9.271

Book Value 5.361 962

Production of Paper and Pulp (thousand tons)

55 59

57 55

3.021 3.104 2.917

2.605

2005 2006 2007 2008

Pulp Paper

Location of the Manufacturing Facilities

Capac.

Manufacturing Facility (mm tons)

Guaiba (RS) 0,5

Barra do Riacho (ES) 2,3

Veracel (BA) 0,5

Total 3,2

Veracel (BA)

Barra do Riacho (ES)

Guaiba (RS)

Source: Company; CVM. Note: (1) Financial data based on consolidated financial statements of the Company; (2) Gross debt includes borrowings and financings, dividends to pay, and provision for contingencies; (3) Net debt is equivalent to gross debt, less cash equivalents, less bonds and short term securities, and less money market; (4) Considering 50% of Veracel’s production.

G-19

Strictly Private and Confidential

Aracruz Celulose S.A. Information

Shareholder structure

_ Prior to the Transaction Aracruz was controlled by four groups: (i) VCP (Grupo Votorantim); (ii) Grupo Safra, through Arainvest Participações S.A.; (iii) Grupo Lorentzen, Moreira Salles e Almeida Braga through Arapar S.A. and (iv) BNDES Participações S.A.

Pre-Transaction Shareholder structure

BNDES Other VCP Arainvest Arapar Particip. S.A. (Free Float)

ON 28.0% ON 28.0% ON 28.0% ON 12.6% ON 3.4% PN 0,0% PN 14.8% PN 0,0% PN 0,0% PN 85.2% T 12.4% T 20.6% T 12.4% T 5.5% T 49.1%

Aracruz

T 50.0% T 33.0% T 51.0% T 100.0%

Veracel Aracruz Prod. Portocel Term. Other Celulose S.A. de Madeira S.A. Barra do Riacho Subsidiaries²

Post-Transaction Shareholder structure¹

VCP

T 100.0%

Aracruz

Subsidiaries²

ON = Common Stock PN = Preferred Stock T = % Total

Source: VCP; Aracruz; CVM. Note: (1) It considers Aracruz’s full merger. Estimated stock ownership breakdown following Aracruz’s capital increase by VCP, following a tag-along operation and after Aracruz’s merger of shares by VCP based on the Merger Exchange Ratio; (2) Other subsidiaries in which Aracruz owns 100% of voting capital stock and total capital. Includes: Mucuri Agroindustrial S.A., Aracruz Trading S.A., Aracruz Celulose (EUA), Inc., Aracruz (Europe) S.A., Aracruz Trading Hungary Ltd., Riocell Trade Ltd., Ara Pulp – Com. de Importação e Export. Unipessoal Ltda., and Aracruz Riograndense Ltda.; (3) Subsidiaries, in this case, includes all the subsidiary companies referred in the Pre-Transaction Shareholder Structure.

G-20 Strictly Private and Confidential

Aracruz Celulose S.A. Information

Historical share price and events highlights

Performance of the Company Share Price from 07/01/08 to 05/19/09 (amounts in R$)

06/08/08 Announcement of transaction to acquire 28% owned by Arapar in Aracruz’s voting capital stock by Grupo Votorantium

25/09/08 Announcement of Aracruz exposure to “toxic” derivatives

03/11/08 Announcement by Aracruz of equalization of 97% of its derivatives

20/01/09 Conclusion of Arapar equity purchase in Aracruz and announcement of Aracruz merger by VCP

15/09/08 Waiver of tag -along by Grupo Safra 17/10/08

Disclosing of 3T08 results of the Companies

13/10/08 Announcement of VCP exposure to derivatives

19/01/09 Conclusion of dealings with banks relating to operations of derivatives

01/12/08 New deadline for operations with derivatives

03/10/08

Postponement of Arapar’s share purchase

20,00 18,00 16,00 14,00 12,00 10,00 8,00 6,00 4,00 2,00 -

jul-08 jul-08 aug-08 sep-08 oct-08 nov-08 dec-08 jan-09 feb-09 mar-09 apr-09

Source: Compannies; Economática; CVM.

Strictly Private and Confidential

G-21

Aracruz Celulose S.A. Information

Evolution and analysis of the share historical performance

Evolution of the ARCZ6 Quotation in R$ versus Ibovespa (from 01/02/07 to 05/19/09) – base 100

Evolution in Quotation at the Period Base 100 on 05/19/09 ARCZ6 -75.3% 24.7 Ibovespa 15.5% 115.5 ARCZ6 was the 15th more traded share out of the 65 that comprise Ibovespa, based on the daily average volume traded in the last three months

180 160 140 120 100 80 60 40 20

-dec-06 mar-07 jun-07 sep-07 dec-07 mar-08 jun-08 sep-08 dec-08 mar-09

ARCZ6 (R$) IBOV

Source: Aracruz; Economática; CVM; Bloomberg; Thomson Reuters.

Strictly Private and Confidential

G-22

VI. Valuation Methodologies

Strictly Private and Confidential

H-23

VI. Valuation Methodologies

Strictly Private and Confidential

i. Average Share Prices

Strictly Private and Confidential

H-24

i. Average Share Prices

Strictly Private and Confidential

Average Share Prices

Definition and criteria for the methodology

Announcement of exposure to derivatives by Aracruz on 09/25/08, materially impacted the value of its shares. This date established new parameters for the implied exchange ratio between VCP and Aracruz shares

As of 11/04/08, following Aracruz announcement of the elimination of a substantial part of its derivatives, by eliminating 97% of its exposure, the exchange ratio between Companies’ shares held steady in the range¹ from 0.1318 to 0.1511 share of VCP for each Aracruz share, versus a range² from 0.2379 to 0.2715 to the period from 01/21/08 to 09/25/08, as set forth in details in the chart of the next page

On 01/20/08, upon the announcement of the Notice of Material Fact of the Transaction, share prices became aligned so that the implied exchange ratio would converge for the Merger Exchange Ration fixed in 0.1347 share of VCP for each Aracruz share

The daily variation of closing prices and volume of trading of Companies shares are set forth in the following pages for the period from 01/21/08 (twelve months prior the disclosure of the Material Fact) and 05/19/09 (one day prior to submission of this Analysis)

We calculated the average share prices of the Companies, by the average closing price and the volume weighted average price, for the periods below: i. 12 months prior to announcement of the Material Fact of Transaction dated 01/20/09 ii. 50 trading days prior to announcement of Material Fact iii. 45 trading days prior to announcement of Material Fact iv. 30 trading days prior to announcement of Material Fact

We believe that the most adequate criterion to calculate the average pricing of shares of the Companies is the use of the volume weighted average price, according to CVM’s instructions to prepare appraisal reports under Instruction No. 361. To calculate the results we used the periods defined on items (ii), (iii) and (iv) described above, which are included as of the period of 11/04/08 (one day following announcement of the settlement of Aracruz derivatives) to 01/19/09 (disclosing of the Material Fact of Transaction)

For information purposes, we kept the average share prices of the Companies and respective exchange ratios, obtained upon the use of a simple average, and also the weighted average prices for section (i) above

Note: (1) Range determined upon the application of a standard deviation (+/- 0,0096), as set forth in details in the next page; (2) Range determined upon the application of a standard deviation (+/- 0,0168), as set forth in details in the next page.

Strictly Private and Confidential

G-25

Average Share Prices

Analysis of the implied exchange ratio between VCP and Aracruz shares

Evolution of the Daily Implied Exchange Ratio between VCP Share (VCPA4) to one Share of Aracruz (ARCZ6) from 01/21/08 to 05/19/09

0,35 0,30 0,25 0,20 0,15 0,10 0,05 -

jan-08 feb-08 mar-08 apr-08 may-08 jun-08 jul-08 aug-08 sep-08 oct-08 nov-08 dec-08 jan-09 feb-09 mar-09 ar-09

01/21/08 to 09/25/08 Area with a standard deviation (+/ -1 ??) )for the period (average =0.2547)

01/19/09 Date limit for the periods of average share prices valuations

Period prior to Exchange Ratio5 Material Fact Simple Weighted

12 Months¹ 0.2386 0.2205

50 Trading Days² 0.1377 0.1439

45 Trading Days³ 0.1383 0.1457

30 Trading Days4 0.1353 0.1437

11/04/08 to 05/19/09 Area with a standard deviation (+/ -1 ??) for the period (average = 0.1414)

09/25/08 Announcement of Aracruz exposure to “toxic” 01/20/09

Material Fact

derivatives

03/11/08 Announcement of equalization of 97% of Aracruz derivatives

Implied exchange relation on 05/10/09 0.1471

Source: VCP; Aracruz; Economática. Note: (1) Period from 01/21/08 to 01/19/09, 12 months prior Material Fact; (2) Period from 11/04/08 to 01/19/09, 50 trading days prior Material Fact; (3) Period from 11/11/08 to 01/19/09, 45 trading days prior Material Fact; (4) Period from 12/03/08 to 01/19/09, 30 trading days prior Material Fact; (5) Implied exchange ratio of VCP share (VCPA4) for each Aracruz share (ARCZ6), in the referred periods.

Strictly Private and Confidential

G-26

Average Share Prices

Announcement of exposure to derivatives by Aracruz
09/25/08
Material Fact of Transaction
01/20/09
Announcement of Arapar's share purchase
08/06/08
Announcement of equalization of Aracruz derivatives
11/03/08
Share Price (R$)
70,00
60,00
50,00
40,00
30,00
20,00
10,00
-
Traded Volume (R$ million)
160
140
120
100
80
60
40
20
-
jan-08
mar-08
apr-08
jun-08
jul-08
aug-08
oct-08
nov-08
jan-09
feb-09
apr-09
Volume
VCPA4

Period prior to Material Fact	R$ per Share	
	Simple	Weighted
12 Months[1]	37.75	42.03
50 Trading Days[2]	16.66	16.83
45 Trading Days[3]	16.26	16.29
30 Trading Days[4]	17.13	17.13

BBI

Strictly Private and Confidential

H-27

Average Share Prices
Price and volume of VCP shares in BM&F Bovespa

Closing Price and Traded Financial Volume of VCPA4 Shares from 01/21/08 to 05/19/09

Announcement of exposure to derivatives by

Aracruz Material Fact 09/25/08 of Transaction

70,00 160

01/20/09

Announcement of Announcement of

Arapar’s share equalization of 140 60,00 purchase Aracruz derivatives

08/06/08 11/03/08

120 50,00

) million)

$ (R 100 $ 40,00 (R Price

80 Volume Share 30,00

60 Traded

20,00

40

10,00

20

—jan-08 mar-08 apr-08 jun-08 jul-08 aug-08 oct-08 nov-08 jan-09 feb-09 apr-09

Volume VCPA4

Period prior to R$ per Share Material Fact Simple Weighted

12 Months¹ 37.75 42.03

50 Trading Days² 16.66 16.83

45 Trading Days³ 16.26 16.29

30 Trading Days4 17.13 17.13

Source: VCP; Aracruz; Economática. Note: (1) Period from 01/21/08 to 01/19/09, 12 months prior Material Fact; (2) Period from 11/04/08 to 01/19/09, 50 trading days prior Material Fact; (3) Period from 11/11/08 to 01/19/09, 45 trading days prior Material Fact; (4) Period from 12/03/08 to 01/19/09, 30 trading days prior Material Fact.

Strictly Private and Confidential

G-27

Average Share Prices

Announcement of exposure to derivatives by Aracruz
09/25/08
Material Fact of Transaction
01/20/09
Announcement of Arapar's share purchase
08/06/08
Announcement of equalization of Aracruz derivatives
11/03/08
Share Price R$
Traded Volume (R$ million)
20,00
18,00
16,00
14,00
12,00
10,00
8,00
6,00
4,00
2,00
300
250
200
150
100
50
jan-08
mar-08
abr-08
jun-08
jul-08
ago-08
out-08
nov-08
jan-09
fev-09
abr-09
Volume
Cotação ARCZ6

Period prior to Material Fact	R$ per Share	
	Simple	Weighted
12 Months[1]	9.01	9.27
50 Trading Days[2]	2.29	2.42
45 Trading Days[3]	2.25	2.37
30 Trading Days[4]	2.32	2.46

BBI

Strictly Private and Confidential

H-28

Average Share Prices

Price and volume of Aracruz shares in BM&F Bovespa

Closing Price and Traded Financial Volume of ARCZ6 Shares from 01/21/08 to 05/19/09

Announcement of exposure to derivatives by

Aracruz Material Fact of Transaction

20,00 09/25/08 01/20/09 300 Announcement of Announcement of 18,00 Arapar’s share equalization of purchase Aracruz derivatives 250 16,00 08/06/08 11/03/08

14,00

200 12,00

10,00 150 8,00

100 6,00

4,00

50

Traded volume (R$million)

2,00

Share price R$

—jan-08 mar-08 abr-08 jun-08 jul-08 ago-08 out-08 nov-08 jan-09 fev-09 abr-09

Volume Cotação ARCZ6

Period prior to R$ per Share Material Fact Simple Weighted

12 Months¹ 9.01 9.27

50 Trading Days² 2.29 2.42

45 Trading Days³ 2.25 2.37

30 Trading Days4 2.32 2.46

Source: VCP; Aracruz; Economática. Note: (1) Period from 01/21/08 to 01/19/09, 12 months prior Material Fact; (2) Period from 11/04/08 to 01/19/09, 50 trading days prior Material Fact; (3) Period from 11/11/08 to 01/19/09, 45 trading days prior Material Fact; (4) Period from 12/03/08 to 01/19/09, 30 trading days prior Material Fact.

Strictly Private and Confidential

G-28

ii. Book Value per Share

Strictly Private and Confidential

H-29

ii. Book Value per Share

Strictly Private and Confidential

Book Value per Share

Details on the calculations of the book value per share of VCP and Aracruz

?The equity value per share is obtained by the division of the total book value of the Company by the total amount of its outstanding shares

Value per share and the respective exchange ratio were determined based on the financial statements of VCP and Aracruz as of 12/31/08

VCP Book Value per Share

12/31/08 Book Value (R$ million) 4,131.9 Total of Outstanding Shares (thousand) 201,361 Book Value per Share (R$) 20.52

Aracruz Book Value per Share

12/31/08 Book Value (R$ million) 962.5 Total of Outstanding Shares (thousand) 1,030,588 Book Value per Share (R$) 0.93

Implied Exchange Ratio Based on the Book Value per Share

R$ per Share 12/31/08 VCP 20.52 Aracruz 0.93 Implied Exchange Ratio of VCP share to 1 Aracruz share 0.0455

Source: Companies; CVM.

Strictly Private and Confidential

G-30

iii. Comparable Public Companies

Strictly Private and Confidential

H-31

iii. Comparable Public Companies

Strictly Private and Confidential

Comparables Analysis

Definition and criteria for the methodology

Analysis of comparable publicly traded companies allows for a comparison of market capitalization, trading price and volume and operational and financial ratios of companies that operate in the same sector

Upon its analysis it is possible to estimate, from the investors’ perspective, how the market evaluates profitability, earning, cash flow and assets generation from companies with similar operating characteristics, translating then on a generic way, that reflexes the trends of the industry, risk of the business and potential of market growth

During this assessment of comparable companies, several inconsistencies in analyzing the information available and lack of ability of applying fundamental criteria to all companies contributed to the results of this Valuation, including: ??The selected group of comparable paper and pulp companies, which includes names from Brazil and abroad, does not present any company with operating and financial characteristics substantially similar to VCP and Aracruz, to the point we should consider as a proper reference for the Valuation (see Schedule III of this Analysis) ??VCP’s 2008 EBITDA does not capture the expected incremental cash flow as consideration of the high investments carried out in 2008 (Horizonte Project), which should increase the pulp production capacity to 2.5 million/ton in 2010 ??As a result of the inability to forecast future performance as set forth on page 7 of this analysis, and in order to allow for the comparison of per share values for the comparable companies in 2009, we have adopted EBITDA and Net Revenue estimated by research analysts from investment banks. Although this analysis serves as a reference point, it presents several uncertainties regarding expectations of Companies’ future values

In the light of the aforementioned points, for purposes of the Valuation, based on information from 01/19/09, one day prior to the announcement of the Notice of Material Fact of the Transaction, we adopted the median of the Firm Value / EBITDA multiples of the comparable companies for the years of 2008 and 2009, we multiplied by VCP and Aracruz EBITDA for the respective years and obtained the Equity Value with deduction of the respective adjusted net debt as of 12/31/08, according to information on details of Schedule II, page 40 of this Analysis

As part of the comparables public companies analysis, we also developed a valuation by precedent transactions, as set forth in details on page 35. Valuation by multiples of precedent transactions, when available, allows us to get a perspective on multiples usually adopted in transactions involving similar companies

However, in reviewing the selected transactions in the period from 2006 to 2009, we did not identify any that reasonably reflects similar aspects to the Transaction, neither a similarity with Companies’ profile, that’s the reason why we disregarded results of this analysis

G-32

Strictly Private and Confidential

Comparables Analysis

Values per share based on multiples of comparable companies on 01/19/09

Value per Share of the Companies and Implied Exchange Ratio to 2008 Calculated on 01/19/09 (R$ million, except R$ per Share)

Company EBITDA Range of Valuation 3 Firm Value Equity Value4 R$ per Share5

2008¹ Min Max Min Max Min Max Min Max

VCP 782.0 6.2x 6.9x 4,869.5 5,382.0 542.8 1,172.0 2.70 5.82

Aracruz 1,440.8 6.2x 6.9x 8,971.8 9,916.2 (307.8) 636.6 (0.30) 0.62

Implied exchange ratio of VCP share to 1 Aracruz share 6 n.a. 0.1059

Value per Share of the Companies and Implied Exchange Ratio to 2009 Calculated on 01/19/09 (R$ million, except R$ per Share)

Company EBITDA Range of Valuation 3 Firm Value Equity Value4 R$ per Share 5

2009e² Min Max Min Max Min Max Min Max

VCP 1,054.8 5.8x 6.4x 6,096.8 6,738.6 1,486.7 2,215.3 7.38 11.00

Aracruz 1,155.1 5.8x 6.4x 6,676.9 7,379.7 (2,602.7) (1,899.9) (2.52) (1.84)

Implied exchange relation of VCP share to 1 Aracruz share 6 n.a. n.a.

Source: VCP; Aracruz; Bloomberg; research reports. Notes: (1) EBITDA 2008 of VCP obtained from Press Release 4T2008 considering an equity of 50% at Conpacel. EBITDA 2008 of Aracruz equivalent of adjusted EBITDA disclosed on Press Release 4T2008 that considers non-cash adjustments and includes an equity of 50% in Veracel; (2) EBITDA estimated to 2009 obtained from the average of the estimates of research analysts from investment banks in 01/19/09; (3) Range of Valuation defined with the application of more and less 5% on the median multiple of comparable companies; (4) For calculation of the Equity Value, we deducted from the Firm Value the Net Debt (as set forth in details on Schedule II) and the minority interests corresponding to R$9.09 million to Aracruz and R$0.00 tor VCP. In VCP’s case, we added to its Equity Value, an equity of 12.36% of the Equity Value obtained for Aracruz; (5) In order to get the value per share, we divided the Equity Value of each Company by the respective volume of shares on 12/31/08, with not distinction of classes; (6) Implied Exchange Ration obtained by dividing a share of Aracruz by a VCP share.

G-33

Strictly Private and Confidential

Comparables Analysis

Data from comparable companies and multiples of the sector on 01/19/09

Data From Comparable Companies and Multiples of the Sector on 01/19/09 (figures in US$ million)¹

Company Country Market Net Firm Net Income 4 EBITDA4 FV/Net Revenue 5. FV/EBITDA5

Cap Debt2 Value³ 2008 2009e 2008e 2009e 2008 2009 2008 2009

Weyerhaeuser Co. US 7.498 3.553 11.051 9.431 7.984 374 414 1,2x 1,4x 29,5x 26,7x

Svenska Cellulosa Sweden 6.028 5.664 11.692 13.492 13.474 1.820 1.769 0,9x 0,9x 6,4x 6,6x

Empresas CMPC S.A. Chile 4.334 1.220 5.555 3.159 3.186 725 664 1,8x 1,8x 7,8x 8,5x

Oji Paper Japan 4.993 9.379 14.372 14.532 15.023 1.503 1.539 1,0x 1,0x 9,6x 9,3x

International Paper Co. US 4.064 11.261 15.325 25.122 26.336 2.935 2.907 0,6x 0,6x 5,3x 5,4x

Stora Enso Oyj-R SHS Finland 4.174 4.766 8.940 14.886 14.047 1.438 1.591 0,6x 0,6x 6,2x 5,6x

UPM-Kymmene Oyj Finland 4.175 5.670 9.845 12.552 12.261 1.829 1.912 0,8x 0,8x 5,4x 5,2x

Nippon Paper Group Japan 3.368 8.771 12.139 13.410 13.952 1.153 1.311 0,9x 0,9x 10,5x 9,3x

MeadWestvaco US 2.481 1.886 4.367 6.733 6.676 779 771 0,6x 0,7x 5,6x 5,7x

Nine Dragons Paper Holdings China 2.335 1.210 3.545 2.521 2.734 533 421 1,4x 1,3x 6,7x 8,5x

Suzano Papel e Celulose Brazil 1.801 1.975 3.776 1.708 1.792 621 647 2,2x 2,1x 6,1x 5,8x

Holmen Sweden 1.849 906 2.755 2.367 2.369 333 406 1,2x 1,2x 8,3x 6,8x

Klabin S.A. Brazil 1.392 1.167 2.560 1.306 1.423 327 410 2,0x 1,8x 7,8x 6,3x

Portucel Expresa Produtora Portugal 1.472 607 2.079 1.521 1.519 389 351 1,4x 1,4x 5,3x 5,9x

Sappi Limited South Africa 997 2.086 3.083 5.714 6.658 738 925 0,5x 0,5x 4,2x 3,3x

Grupo Empresarial Ence S.A. Espain 599 551 1.150 910 960 169 197 1,3x 1,2x 6,8x 5,8x

Average 1,1x 1,1x 6,6x 6,1x

Adjusted Average 6 1,1x 1,1x 8,2x 7,8x

Source: Selected companies; Thomson Reuters; Bloomberg. Note: (1) Data, including Market Cap, updated on 01/19/09. Multiples calculated in the local currencies of each referred company; (2) Net Debt for closing of 2008, converted with exchange rate of local currency to dollar of 12/31/08; (3) Firm Value equivalent to the sum of the Market Cap + Net Debt + minority interest; (4) Revenue and EBITDA of 2008 converted to dollar with exchange rate of 12/31/08. Revenue and EBITDA 2009 estimated by Bloomberg as market consensus on 01/19/09; (5) Multiple FV/Net Revenue and FV/EBITDA calculated from data provided in local currency on 01/19/09; (6) Adjusted average disregarding Weyerhaeuser Co. multiple.

G-34

Strictly Private and Confidential

Comparables Analysis

Details of selected precedent transactions

Multiples of Precedent Transactions

Date	Acquirer	Country	Target Company	Description of the Target Company	Acquired Equity	Amount (US$ mm)	Multiples FV/Rev.	Multiples FV/EBITDA
04/20/09	CMPC	Brazil	Cia. Melhoramentos	Brazilian company conducting its business in the areas of pulp, paper to printing, toilet paper and publishing	100,0%	205,7	0,9x	6,8x
09/29/08	Sappi Limited	Finland	M-Real	Assets comprised of 4 plants of coated paper with an aggregate production capacity of 1.9 million/tons	100,0%	1.081,8	0,6x	1,6x
08/22/08	Stora Enso	Brazil	Inpacel (International Paper)	Brazilian assets of coated paper including a paper plant (250 thousand/tons) and 50 000 hectares of forest area	100,0%	415,0	1,8x	7,5x
03/17/08	International Paper	US	Weyerhaeuser (Unidade de papelão)	Business unit of cardboard and paper Weyerhaeuser business unity of cardboard and recycled paper. Includes nine cardboard plants and 19 of recycled paper with a production capacity of 6.3 million/tons	100,0%	4.600,0	0,9x	6,9x
09/21/07	NewPage	US	Stora Enso	Assets of paper by StoraEnso in the United States that include pulp and wood	100,0%	2.520,0	1,2x	8,5x
06/23/06	Kapstone Paper & Pack. Corp	US	Kraft Paper (International Paper)	Business unit by International Paper in charge of manufacturing of pulp and paper and packaging	100,0%	215,0	0,9x	4,1x
06/08/06	Celulose Beira Industrial	Portugal	Altri SGPS	Manufacturer of pulp and paper that has also a forest area	100,0%	541,0	3,3x	n.d.
Average							**0,9x**	**6,8x**

Source: Companies; Bloomberg; Thomson-Reuters; selected companies.

BBI

Strictly Private and Confidential

H-35

Comparables Analysis

Details of selected precedent transactions

Multiples of Precedent Transactions

Acquired Amount Multiples

Date Acquirer Country Target Company Description of the Target Company Equity (US$ mm) FV/Rev. FV/EBITDA

04/20/09 CMPC Brazil Cia. Melhoramentos Brazilian company conducting its business in the areas of pulp, paper to printing, toilet paper and 100,0% 205,7 0,9x 6,8x publishing

09/29/08 Sappi Limited Finland M-Real Assets comprised of 4 plants of coated paper with an aggregate production capacity of 1,9 100,0% 1.081,8 0,6x 1,6x million/tons

08/22/08 Stora Enso Brazil Inpacel (International Paper) Brazilian assets of coated paper including a paper plant (250 thousand/tons) and 50 000 hectares of 100,0% 415,0 1,8x 7,5x forest area

03/17/08 International Paper US Weyerhaeuser (Unidade de Business unit of cardboard and paper papelão) Weyerhaeuser business unity of cardboard and

recycled paper. Includes nine cardboard plants 100,0% 4.600,0 0,9x 6,9x and 19 of recycled paper with a production

capacity of 6.3 million/tons

09/21/07 NewPage US Stora Enso Assets of paper by StoraEnso in the United States that include pulp and wood 100,0% 2.520,0 1,2x 8,5x

06/23/06 Kapstone Paper & Pack. US Kraft Paper (International Business unit by International Paper in charge of

Corp Paper) manufacturing of pulp and paper and 100,0% 215,0 0,9x 4,1x packaging

06/08/06 Celulose Beira Industrial Portugal Altri SGPS Manufacturer of pulp and paper that has also a 100,0% 541,0 3,3x n.d.

forest area

Average 0,9x 6,8x

Source: Companies; Bloomberg; Thomson-Reuters; selected companies.

G-35

Strictly Private and Confidential

Schedule I. Target Price by Analysts Consensus

Strictly Private and Confidential

BBI

H-36

Schedule I. Target Price by Analysts Consensus

Strictly Private and Confidential

Target Price by Analsyts Consensus

Definition of criteria and results

Assessment of share target price informed by research analysts of top investment banks, serves as reference to assessment of results of the other Valuation methodologies, considering that the final values are based on data of the Companies and projections updated to its disclosing dates

In order to capture impacts of derivatives, as well as, of the other effects that directly or indirectly affected the Companies’ operations near announcement of Transaction, we considered to our assessments, results published by analysts in the period from 11/04/08 (one day following the announcement of equalization of 97% of exposure to derivatives by Aracruz) to 01/20/09 (Material Fact of Transaction)

We considered only research reports that evaluated companies “as is” and we disregarded those ones that made any consideration due to the Transaction

Value per Share of the Companies and Implied Exchange Ratio

Company Number of R$ / Average

Shares (thousand) Share¹

VCP 201,361 23.25

Aracruz 1,032,554 2.30

Implied Exchange Ratio of VCP share to 1 Aracruz share² 0.0989

Source: BBI. Note: (1) Price per share published in dollar, converted to real at Ptax rate of the day of report; (2) Exchange ratio defined by the median of target prices in real for each of the Companies.

G-37

Strictly Private and Confidential

Target Price by Analysts Consensus

Valuation results

Target Price of VCP Shares (VCPA4 in R$)

44.32
Average Price by Share VCPA4: R$26.00
Median Price by Share VCPA4: R$23.25
26.50
19.96
23.25
16.00
UBS Pactual (12/23/08)
Itaú 1 (12/29/08)
Goldman Sachs1 (01/07/09)
BBI (01/16/09)
Deutsche Bank1 (01/16/09)

Target Price of Aracruz Shares (ARCZ6 in R$)

8.80
Average Price by Share ARCZ6: R$3.58
Median Price by Share ARCZ6: R$2.30
3.11
1.93
2.30
1.77
Itaú 1 (29/12/08)
Goldman Sachs1 (07/01/09)
BBI (16/01/09)
UBS Pactual (20/01/09)
Deutsche Bank1 (20/01/09)

BBI

Strictly Private and Confidential

H-38

Target Price by Analysts Consensus

Valuation results

Target Price of VCP Shares (VCPA4 in R$)

44.32

Average Price by Share VCPA4: R$26.00

Median Price by Share VCPA4: R$23.25

26.50 23.25

19.96

16.00

UBS Pactual Itaú 1 Goldman Sachs1 BBI Deutsche Bank1 (12/23/08) (12/29/08) (01/07/09) (01/16/09) (01/16/09)

Target Price of Aracruz Shares (ARCZ6 in R$)

8.80

Average Price by Share ARCZ6: R$3.58

3.11 Median Price by Share ARCZ6: R$2.30

2.30

1.93 1.77

111 Itaú Goldman Sachs BBI UBS Pactual Deutsche Bank (29/12/08) (07/01/09) (16/01/09) (20/01/09) (20/01/09)

Source: Companies quoted. Note: (1) Price per share published in dollar, converted to real at Ptax rate of the dayf of report.

G-38

Strictly Private and Confidential

Schedule II. Breakdown of the Net Debt of the Companies

Strictly Private and Confidential

Breakdown of the Net Debt of the Companies

Detailed adjusted net debt of the Companies

VCP Net Debt1

31/12/2008

(+) Borrowings and short term financings 2 2,031.6

2

(+) Borrowings and long-term financings 2,709.3

(+) Derivatives (obligations with swap agreements) 232.6

(=) Gross Debt 4,973.5

(+) Dividends to be paid 0.8

(+) Provisions for contingencies 75.7

(=) Adjusted Gross Debt 5,050.0

(-) Cash Equivalents (660.8)

(-) Bonds and short term securities (101.5)

(=) Aggregate Cash Equivalents (762.3)

(=) Adjusted net Debt 4,287.7

Aracruz Net Debt3

31/12/2008

(+) Borrowings and short term financings 4 947.8

4

(+) Borrowings and long-term financings 8,744.2

5

(+) Derivatives (obligations with swap agreements) 142.5

(=) Gross Debt 9,834.5

(+) Dividends to be paid 2.2

6

(+) Provisions for contingencies 437.4

(=) Adjusted Gross Debt 10,274.1

(-) Cash Equivalents (20.1)

(-) Bonds and short term securities (982.8)

(=) Aggregate Cash Equivalents (1,003.0)

(=) Adjusted net Debt 9,271.2

Source: CVM; Companies. Notes: (1) VCP consolidated Net Debt including an equity of 50% in Conpacel and excluding equity in Aracruz; (2) Borrowings and Financings of which 88.3% are in foreign currency (United States Dollars); (3) Aracruz Net Debt including an equity of 50% in Veracel; (4) Borrowings and Financings of which 70% are in foreign currency (United States Dollars); (5) Derivatives include R$76.5 million of Future Agreement of Dollar, R$11.1 million of Equities Swap Agreement CDI/Dólar and R$54.8 million of Equity Swap Agreement TJLP/Dólar; (6) Provisions include R$24.5 million of provisions for labor contingencies, R$0.6 million of provisions for civil contingencies, R$237.7 million of tax provisions of Social Contribution, R$175.2 of tax provisions of Social Integration Program/Contribution for Social Security, R$20.4 million of other tax provisions and R$(21.1) million of judicial deposits.

G-40

Strictly Private and Confidential

Schedule III. General Description of Comparable Companies

Strictly Private and Confidential

General Description of Comparable Companies

Additional information

Company Description

Weyerhaeuser Co. Canadian company that conducts its business in 13 countries in the segments of forest plantation, wooden products, paper and pulp. Owns 5 plants of pulp and in 2007 presented a production capacity of 1.8 million/tons

Svenska Cellulosa AB SCA is a Swedish company that conducts its business in the paper and packaging segment. Its main products are: toilet paper, paper to printing,

packaging and forest products.

Empresas CMPC Chilean company integrated with a diversified products line in the paper, pulp and forest products segment in Latin America. The main products are pulp, graphic papers,

cardboard, paper to use in office, paper to be used in newspapers and packaging materials. It has a production capacity of pulp of 2 million ton/year and of paper of 1 6 million ton/year considering toilet paper and paper to printing use of 2 million ton/year, and of paper, 1,6 million ton/year considering cardboard, toilet paper and paper to printing use

Oji Paper Japanese manufacturer of paper and byproducts of wood The company’s main products include paper to be used in newspapers, toilet paper and

Packaging. It owns also forest assets. In Brazil it is the owner of Celulose Nipo-Brasileira (CENIBRA) situated in Minas Gerais

International Paper Co. It manufactures and distributes paper to be used in printing, packaging, forest products and chemical products. Company conducts its business in the global market and holds a wide distribution network

Stora Enso Oyj-R SHS An integrated company, it manufactures paper, packaging, thin paper, boxes for packaging and wooden products. It conducts its business in more than

35 countries and owns a production capacity of 12,7 million/ tons of paper and cardboard

UPM-Kymmene Oyj It manufactures forest products and concentrates its production in news magazines, newspaper and special papers. It also produces adhesives, labels industrial packaging and packaging in general

Nippon Paper Group, Inc. Company c o-organized by Nippon Paper Industries Co., Ltd. and Daishowa Paper Manufacturing Co., Ltd. Company manages and controls subsidiaries that manufacture, process, sell and purchase paper and pulp

MeadWestvaco Corp. A company that conducts its business in 30 countries and provide packing for the main worldwide consumer companies. It has also 900 thousand hectares of forest assets

Nine Dragons Paper Holdings Organized in 1995 it is the major Chinese producer of cardboard. Besides China, the company is also present in Vietnam and in Mongolia, where it produces pulps in joint-venture

Suzano Papel e Celulose It is one of the largest Latin America producers of paper and pulp from eucalyptus globulus. It has 5 manufacturing facilities and holds indirectly the control of 50% of Ripasa, a company producer of pulp, paper to printing use and cardboard

Holmen Swedish industrial group that owns and manages forests and produces sawn wood, paper to printing use and cardboard. It produces 2,5 million/tons of paper to printing use and cardboard and it is the 5th largest producer of paper to printing use in Europe

Klabin Leading company in the production of papers and cardboards to packaging, corrugated cardboard packaging and industrial bags. It has 17 manufacturing industries in Brazil and one in Argentina

Portucel Expresa Produtora Major European producer of Bleached Eucalyptus Kraft Pulp and one of the worldwide leaders in the production of thin non-coated papers

Sappi Limited Leading South African company in the production of thin coated paper. It produce s also non-coated papers, high quality packaging and a range of special paper

Grupo Empresarial Ence S.A. Major Spanish pulp company. It manufactures and markets pulp and byproducts of eucalyptus globulus. It is present in Spain and in the Uruguay and has a production capacity of 250.000 hectares of eucalyptus globulus per year

Source: Selected companies; Thomson Reuters; Bloomberg.

G-42

Strictly Private and Confidential

General Description of Comparable Companies

Additional information (cont.)

Company Revenue Breakdown (in % of Total) EBITDA

Pulp Paper¹ other Margin 2008

Weyerhaeuser Co. 22,0% 39,5% 38,4% 1,3%

Svenska Cellulosa 0,0% 62,4% 37,6% 13,2%

Empresas CMPC 31,0% 48,0% 21,0% 21,2%

Oji Paper² 90,0% 10,0% 10,0%

International Paper Co. 0,0% 74,5% 25,5% 10,8%

Stora Enso Oyj-R SHS 0,0% 87,0% 13,0% 5,4%

UPM-Kymmene Oyj 9,1% 67,7% 23,2% 12,0%

Nippon Paper Group³ 78,5% 21,5% 8,8%

MeadWestvaco 0,0% 42,0% 58,0% 9,8%

Nine Dragons Paper Holdings 0,0% 100,0% 0,0% 18,9%

Suzano Papel e Celulose 42,0% 58,0% 0,0% 36,2%

Holmen 0,0% 78,0% 22,0% 10,8%

Klabin 0,0% 48,0% 52,0% 23,5%

Portucel Expresa Produtora 34,3% 65,7% 0,0% 22,5%

Sappi Limited 11,0% 88,0% 1,0% 11,4%

Grupo Empresarial Ence 78,1% 0,0% 21,9% 14,9%

Average of the Comparable Companies 24,7% 61,3% 21,6% 14,4%

VCP 56,9% 43,1% 0,0% 30,9%

Aracruz 96,7% 3,3% 0,0% 39,0%

Source: Selected companies; Thomson Reuters; Bloomberg. Note: (1) Revenue from Paper includes revenues arising from: paper to printing, toilet paper and cardboard; (2) 90% refers to the aggregate of pulp and paper. Company does not provide breakdown of values per product line; (3) 78,5% refers to the aggregate of pulp and paper. Company does not provide breakdown of values per product line.

G-43

Strictly Private and Confidential

Annex I

REPORT OF THE INDEPENDENT SPECIAL COMMITTEE APPOINTED, PURSUANT TO CVM

REGULATORY OPINION N° 35/08, BY VOTORANTIM CELULOSE E PAPEL S.A. - VCP, FOR

PURPOSES OF ANALYSIS OF THE TERMS AND CONDITIONS OF THE MERGER OF SHARES

ISSUED BY ARACRUZ CELULOSE S.A. INTO THE COMPANY, WITH RESPECT TO THE

DETERMINATION OF THE EXCHANGE RATIO

SAO PAULO, MAY 25, 2009

1.	Introduction		I - 3

2.	Brief description of the transaction		I - 3

3.	Proposal for exchange of preferred shares dated January 20, 2009		I - 4

4.	Duties assigned to the Committee		I - 4

5.	Procedures and advisory services		I - 5

6.	Analysis of the exchange ratio		I - 5

	6.1.	Share average market price	I - 5

	6.2.	Value of shareholders’ equity per share	I - 6

	6.3.	Market value of the shares based on multiples of comparable companies	I - 6

	6.4.	Average target price of market analysts	I - 7

	6.5.	Market value of the shares based on the discounted cash flow	I - 7

	6.6.	Summary of results	I - 7

7.	Conclusions for analysis by VCP’s board of directors		I - 8

1. Introduction

On April 14, 2009, Votorantim Celulose e Papel S.A. (“VCP”) announced, by means of a Material Event Notice, the appointment of an Independent Special Committee (“Committee”) by VCP’s board of directors in conformity with CVM Regulatory Opinion n° 35/08.

The Committee, which was appointed with the sole and only purpose of analyzing the stock exchange ratio announced on January 20, 2009 on stringent and independent manner and submitting the Committee’s recommendations in connection with such proposal to VCP’s board of directors, prepared this report.

The report contains seven sections. The following section contains a brief description of the transactions involving VCP and Aracruz as of mid-2008. Section 3 describes the exchange ratio proposed by VCP on January 20, 2009. Section 4 precisely sets out the duties assigned to the Committee. The procedures adopted in connection with the Committee’s operation and the process for selection of financial and legal advisors are described in Section 5. The analysis of the exchange ratio based on different methods is explained in Section 6. Section 7 contains the Committee’s recommendations submitted to VCP’s board of directors. Any and all information and documentation supporting the Committee’s analysis and recommendations were attached hereto.

2. Brief description of the transaction

VCP and Aracruz Celulose S.A. (“Aracruz”) decided to carry out a corporate reorganization, which is under progress as of the date hereof, consisting of the following phases: (i) the acquisition, by VCP, of the common shares issued by Aracruz and held by Arapar S.A. (“Arapar”) and Arainvest Participações S.A. (“Arainvest”), which is owned by Safra Group (phase already concluded), (ii) the conduction of a public offering for the acquisition of common shares held by Aracruz’s minority shareholders (phase under progress), in conformity with Article 254-A of Law n° 6.404/76, and (iii) thereafter, the merger of all shares issued by Aracruz into VCP’s capital stock, causing Aracruz to become VCP’s wholly-owned subsidiary, in order to consolidate the activities of both companies. Such phases are an integral part of VCP’s and Aracruz’s corporate reorganization process, as announced to the market by means of VCP’s material event notice published on January 20, 2009. The material aspects relating to such corporate reorganization are described below.

1st Phase: Acquisition of shares comprising Aracruz’s controlling group – The Material Event Notice was published on August 6, 2008, whereby it was informed that the direct controlling shareholders of Arapar have accepted the firm proposal submitted by the controlling shareholder of VCP, that is, Votorantim Industrial S.A. (“VID”), in connection with the acquisition of 127,506,457 common shares issued by Aracruz (an approximate percentage rate of 28.03% of the voting capital), for the value of R$ 2.7 billion, and established that the completion of the transaction should be subject to the waiver, by another member of Aracruz’s controlling group (Arainvest), of the preemptive right in connection with the acquisition of said shares, as well as the waiver of the exercise of the tag-along right relating thereto.

Immediately thereafter, as announced to the market by means of the Material Event Notices dated September 25, 2008 and October 2, 2008, the strong and fast depreciation of the Brazilian real against the U.S. dollar, following the deterioration of the world financial crisis, had extremely adverse impacts on Aracruz, by virtue of Aracruz’s derivative transactions subject to exchange variation.

In view of the foregoing, the transaction was suspended until the rescheduling of Aracruz’s debts originated from foreign exchange derivatives in order to permit the acknowledgment of the value actually payable and the payment terms and conditions. On January 19, 2009, Aracruz announced, by means of a Material Event Notice, the execution of an agreement with the lending banks, for purposes of consolidation of the total value payable arising out of derivative transactions in the approximate value of US$ 2.63 billion, and determination of a period of 9 (nine) years for payment of such value.

On January 20, 2009, VID announced to the market the conclusion of the acquisition of the ownership interest of a percentage rate of 28.03% of Aracruz’s voting capital owned by the members of the Lorentzen, Moreira Salles and Almeida Braga (Arapar) families, for R$ 2.7 billion, corresponding to R$ 21.25 per share, to be paid in 6 semi-annual installments, with no restatement or surcharge. The other controlling shareholder, Arainvest (Safra Group), which originally had no intention to sell the shares to VID, decided to exercise the tag along right granted to such shareholder by means of Aracruz shareholders’ agreement, dated February 5, 2003, entered into with Arainvest and Arapar, as announced to the market on March 5, 2009. In view of the foregoing, VID consolidated VID’s position as Aracruz’s controlling shareholder, holder of an approximate percentage rate of 84.09% of the voting common shares, upon the acquisition of a percentage rate of 56.06% of the voting capital.

2nd Phase: OPA for the acquisition of common shares owned by Aracruz’s other shareholders - In view of the transfer of Aracruz’s shareholding control, on March 31, 2009, VID submitted to the Brazilian Securities and Exchange Commission (CVM) a request to conduct a public offering (“OPA”) for acquisition of the total 15,507,357 common shares issued by Aracruz, which shares were outstanding in the market (held by the other common shareholders), representing a percentage rate of 3.41% of the common shares issued by Aracruz, for a value corresponding to a percentage rate of 80% of the price paid to the Lorentzen, Moreira Salles, Almeida Braga and Safra families, that is, R$ 17.0031 per share, in 6 (six) installments.

The OPA’s registration application is under analysis by the Brazilian Securities and Exchange Commission (CVM).

3rd Phase: Merger of Aracruz’s shares into VCP’s capital stock - The third phase of the transaction will start upon the conclusion of Aracruz’s OPA. The determination of the exchange ratio relating to Aracruz’s shares in exchange for VCP’s shares is critical for the implementation of this phase – which task will be incumbent upon the Committee.

3. Proposal for exchange of preferred shares dated January 20, 2009

VCP, in item 3.6 of the Material Event Notice published on January 20, 2009, announced that “within up to 15 (fifteen) days after the approval of VCP’s capital increase and the conclusion of the OPA, VCP’s and Aracruz’s extraordinary general meetings will be called, which meetings will be held 15 (fifteen) days after publication of the respective call notices, for purposes of resolution of the merger of all shares issued by Aracruz into VCP, pursuant to the terms and conditions to be approved by the respective boards of directors of the companies involved, it being understood that VCP’s board of directors agreed that the determination of an exchange ratio of 1 (one) share issued by Aracruz for each 0.1347 (zero point one thousand, three hundred and forty seven) share issued by VCP is fair, which ratio was established based on the market values of the shares issued by Aracruz and VCP, calculated based on the market average daily exchange ratio of the shares issued by VCP and Aracruz in the trading sessions carried out from December 02, 2008 (including) to January 16, 2009 (including). The acquisition of Aracruz’s shareholding control will be ratified in VCP’s extraordinary general meeting referred to herein in conformity with Article 256 of the Brazilian Corporate Law (LSA).”

4. Duties assigned to the Committee

VCP, in item 3.4 of the Material Event Notice published on January 20, 2009, announced that “in order to permit the implementation of the merger of shares issued by Aracruz into VCP, in order to cause Aracruz to become VCP’s wholly-owned subsidiary (as stated in item 3.6. below), VID and VCP, respectively, will cause VCP and Aracruz to establish the special committees set forth in CVM Regulatory Opinion N°. 35, dated September 1, 2008, within up to 15 (fifteen) business days after the calling of the extraordinary general meeting (AGE), wherein VCP’s capital increase (described in item 3.3. above) will be resolved, and to engage the financial institutions which will be in charge of the preparation of the appraisal reports relating to the exchange ratio to be observed in the aforementioned merger of shares, as well as to approve, if so agreed, the exchange ratio described in item 3.6. below”.

In conformity with said announcement, another Material Event Notice, published on April 14, 2009, informed that the meeting of VCP’s board of directors appointed “the Special Independent Committee set forth in CVM Regulatory Opinion n° 35/08, on temporary basis, with the sole and only purpose of analyzing the terms and conditions of the corporate transaction relating to the merger of shares issued by Aracruz Celulose S.A. into the Company and submitting the recommendations thereof to the Company’s board of directors, in accordance with the instructions set forth in the aforesaid Regulatory Opinion”.

Accordingly, upon establishment, in conformity with CVM Regulatory Opinion No 35 – which provides for the fiduciary duties of the officers and directors in connection with any merger, consolidation and share merger transactions, involving the controlling shareholder and the respective subsidiaries or companies under common control -, the Committee was assigned a clear and specific duty: analyze, on stringent and independent manner, the exchange ratio of the shares issued by Aracruz for shares issued by VCP, announced on January 20, 2009, and submit the recommendations thereof in connection with such exchange ratio to VCP’s board of directors.

Therefore, any analysis of the events and transactions involving Aracruz and VCP described in Section 2, preceding the announcement on January 20, 2009, is not within the scope of the Committee’s authority. The Committee, for purposes of performance of the Committee’s activities, considers such events and transactions as accomplished facts and treats the results thereof as part of the specific matter, which analysis is incumbent upon the Committee.

5. Procedures and advisory services

Upon establishment of the Committee, procedures to ensure the efficiency and transparency of the Committee’s meetings were adopted. It was decided that the secretary of the meetings would be Mr. Rodrigo Piva Menegat, from the law firm Motta, Fernandes, Rocha Advogados, who would be responsible for including the resolutions in the minutes of the meeting. The participation in the meetings, when necessary, whether of VCP’s Financial Executive Officer (Mr. Paulo Prignolato) or VCP’s Investor Relations Manager (Mr. Gustavo Barreira) was also agreed to be opportune.

Immediately upon establishment, the Committee tried to obtain proper financial and legal advisory services. Upon analysis of the restrictions to be taken into consideration, two triple lists were prepared by the Committee containing the names of prime financial institutions and law firms with sound reputation and adequate qualifications so that VCP was able to request proposals for rendering of advisory services.

Upon elimination of various financial institutions which were involved in the transactions carried out between VCP and Aracruz, the Committee instructed VCP to request proposals from Banco UBS Pactual S.A., Banco Bradesco BBI S.A. and BES Investimento do Brasil S.A. Upon receipt of the proposals, the Committee decided that the rendering of financial advisory services should be incumbent upon Banco Bradesco BBI S.A.

For purposes of rendering of legal advisory services, also taking into consideration any potential restrictions, the Committee instructed VCP to consult the law firms Rosman, Souza Leão, Franco e Advogados, Vieira, Rezende, Barbosa e Guerreiro Advogados and Pinheiro Neto Advogados. After consultation, the Committee’s elected to select the law firm Rosman, Souza Leao, Franco e Advogados.

6. Analysis of the exchange ratio

For purposes of analysis of the exchange ratio of the shares issued by both companies, different appraisal methods described in the Exhibit hereto were adopted, by means of two documents: the “Appraisal Report of the Exchange Ratio Between VCP and Aracruz Shares”, prepared by the financial advisors, and the “Appraisal Report Based on the Discounted Cash Flow (DCF)”, prepared by the Committee.

6.1. Share average market price

The first method adopted was the calculation of the exchange ratio based on the average prices per share. Any such calculation was carried out by the financial advisors for different periods, both by using a simple average and a weighted average based on the traded volume, as indicated in slide 25 of the Appraisal Report of the Exchange Ratio Between VCP and Aracruz Shares.

The Committee, as well the financial advisors, concludes that only the results obtained based on the intervals of 50, 45 and 30 trading sessions should be taken into consideration, as any such intervals are comprised between November 4, 2008, the day following the cancellation of Aracruz’s derivative transactions, and January 20, 2009, the date of publication of the Material Event Notice which announced the proposal of merger of Aracruz into VCP.

The Committee, as well as the financial advisors, also concludes that the adoption of the weighted average based on the traded volume is the most adequate method for the calculation of the average prices of the shares. Taking into consideration solely the adoption of the weighted average for 50, 45 and 30 trading sessions, the following results for the exchange ratio of shares were obtained, respectively: 0.1445; 0.1462 and 0.1443 preferred share issued by VCP for each preferred share issued by Aracruz.

Slide 9 of the Appraisal Report of the Exchange Ratio Between VCP and Aracruz Shares sets out the exchange ratio levels for each period analyzed, where the minimum limits were defined based on the ratio between the minimum value of Aracruz’s share and the maximum value of VCP’s share, and the maximum limits were obtained by means of the division of the maximum value of Aracruz’s share for the minimum value of VCP’s share. On the other hand, the minimum and maximum values of the shares were obtained based on a percentage rate variation of 5% of the weighted average values of each level.

6.2. Value of shareholders’ equity per share

The second method adopted by the financial advisors was the book value per share, obtained by means of the division of the value of Shareholders’ Equity recorded in VCP’s and Aracruz’s financial statements as of December 31, 2008 for the total number of shares (without differentiation of classes) issued by each of the Companies.

Any such method, described on page 30 of the Appraisal Report of the Exchange Ratio Between VCP and Aracruz Shares, resulted in an exchange ratio of 0.0455 share issued by VCP for each share issued by Aracruz.

The primary restriction associated with any such method is because the Shareholders’ Equity constitutes an accounting item and, as such, the Shareholders’ Equity does not reflect the capacity of generation of the companies’ future results, solely past results. This is the primary reason for the low level of adoption of such method in connection with the appraisal of companies. Taking into consideration any such restrictions, the Committee elected to disregard the results of the adoption of such method in the Committee’s recommendation submitted to VCP’s board of directors.

6.3. Market value of the shares based on multiples of comparable companies

The third method adopted by the financial advisors, the market value per share based on multiples of comparable companies, is described in slide 32 of the Appraisal Report of the Exchange Ratio Between VCP and Aracruz Shares. In the case under discussion, the EV/EBITDA multiple was adopted for purposes of calculation of the market value per share, both based on the EBITDA realized in 2008 of both companies, and the EBITDA estimated for 2009, which was obtained based on the estimates of equity research analysts.

Taking into consideration the minimum and maximum exchange ratio obtained upon the adoption of the estimated EBITDA of each company for 2009 (both negative), the Committee elected to disregard such results and concentrate solely on the results obtained upon the adoption of the EBITDA realized in 2008.

Based on the EBITDA realized in 2008 of both companies, an exchange ratio varying from 0.0 to 0.1059 VCP’s preferred share for each Aracruz’s preferred share was obtained.

6.4. Average target price of market analysts

The analysis of target prices of shares informed by equity research analysts was another reference adopted by the Committee in connection with the appraisal of the exchange ratio between the companies’ preferred shares.

In order to take into consideration the results of any events preceding the announcement of the transaction, such as the impact of derivatives on the companies’ performance, the financial advisors solely used the reports disclosed by analysts in the period from November 4, 2008 – the day following the cancellation of 97% of the exposure to Aracruz’s derivative transactions, and January 20, 2009, the date of publication of the Material Event Notice which announced the proposal of merger of Aracruz into VCP.

The average exchange ratio obtained based on the target price of market analysts was 0.0989 VCP’s preferred share for each Aracruz’s preferred share, which result can be verified in slides 37 and 38 of the Appraisal Report of the Exchange Ratio Between VCP and Aracruz Shares.

6.5. Market value of the shares based on the discounted cash flow

Another method adopted in connection with the appraisal of the exchange ratio of shares of both companies was the discounted cash flow (“DCF”). Notwithstanding the restrictions observed by the financial advisors with respect to the obtaining of any and all data necessary for the preparation of a DCF model, the Committee concluded that the adoption of the discounted cash flow analysis would be critical. The Committee therefore decided to develop, on own discretion, a DCF model based on: (i) audited financial statements as of December 31, 2006, 2007 and 2008 of both Companies; (ii) industry studies and equity research reports submitted to the Committee; (iii) information obtained from the Investor Relations website of both companies; and (iv) any other sources of data, such as Bloomberg, Central Bank of Brazil and Economática.

The description of the main assumptions used by the Committee in connection with the preparation of the appraisal based on the discounted cash flow is contained in the “Appraisal Report Based on the Discounted Cash Flow (DCF)” attached hereto.

The exchange ratio obtained by means of the adoption of the DCF method was 0.0972 VCP’s preferred share for each Aracruz’s preferred share. Upon application of a percentage rate variation of 5% on such exchange ratio, the Committee obtained an exchange ratio level, which minimum ratio is 0.0924 and maximum ratio is 0.1021 VCP’s preferred share for each Aracruz’s preferred share.

6.6. Summary of results

Upon analysis of the results obtained by adoption the methods and references listed above, the Committee elected to disregard the exchange ratio resulting from the value of shareholders’ equity per share and the exchange ratio obtained based on the market value in reliance upon multiples calculated based on the EBITDA estimated for 2009, in view of the reasons described above in sub-items 6.2 and 6.3.

Accordingly, the Committee relied upon the following group of results to support the recommendations thereof on the exchange ratio.

Results taken into consideration by the Committee

7. Conclusions for analysis by VCP’s board of directors

Taking into account the discrepancy in the results analyzed in the preceding section, the Committee concluded that the submission of a recommendation of a precise value for the exchange ratio between the preferred shares of both companies for purposes of analysis by VCP’s board of directors would not be advisable. Accordingly, the Committee decided to determine minimum and maximum values based on an interval of values in connection with the exchange ratio (“Interval”), which permits the board of directors to support its final decision thereon taking into consideration a number of information, in particular those of corporate nature, which is much more comprehensive than the information submitted to the Committee.

In connection with liquid shares, such as those issued by Aracruz and VCP, the adoption of average market prices for purposes of determination of exchange ratios is normal. However, the Committee understood that, in the case under analysis, the adoption of values for exchange ratios deriving from limits set based on average market prices, described in item 6.1, would have to rely upon two considerations. The first consideration is that it was not possible to disregard that results obtained based on other methods resulted in lower exchange ratios – in some cases, substantially lower – than those obtained based on average market prices. The second consideration is that, regardless of the number of trading sessions taken into consideration (30, 45 or 50), it would be possible to allege that the prices of shares in such period were determined during a time of greater uncertainty with respect to critical elements used to define the actual value of the companies involved.

Taking into account that the exchange ratio of 0.1347 share issued by VCP for each share issued by Aracruz, proposed by VCP’s board of directors in the Material Event Notice published on January 20, 2009, is contained within the three levels set based on average market prices, and that all other methods adopted result in exchange ratios lower than the minimum limit of the three levels set based on average market prices, the Committee decided to determine, as the maximum limit of the Interval to be submitted to the board of directors, the exchange ratio of 0.1347 already proposed.

Upon definition of the maximum limit, the Committee relied upon the results of the other methods described in Section 6 to determine the minimum limit of the Interval.

The Committee, by analyzing such results, concluded that the minimum limit of the band for values of exchange ratios set based on multiples of EV/EBITDA of comparable companies, based on the EBITDA realized in 2008, would have to be disregarded as such limit results in exchange ratios substantially lower than those announced by the stock market and the average target prices of market analysts. For purposes of determination of the minimum limit of the Interval, the Committee concentrated on: (i) the greater half of the band for values of exchange ratios set based on multiples of EV/EBITDA of comparable companies, based on the EBITDA realized in 2008 (ii) the results obtained based on the appraisal based on the discounted cash flow (DCF) and (iii) the band set based on target prices of market analysts.

Based on any such results, the Committee decided to establish, as the minimum limit of the Interval to be submitted to VCP’s board of directors, the exchange ratio of 0.0924, minimum limit of the band set based on the analysis of the discounted cash flow (DCF). It should be pointed out that any such value is contained in the maximum limit of the band set based on multiples of EV/EBITDA of comparable companies, based on 2008 data, and is also compatible with the exchange ratio suggested by the target prices of market analysts who closely monitor the performance of both companies.

The Interval for the exchange ratio that the Committee, therefore, submits to VCP’s board of directors is comprised between 0.0924 and 0.1347 share issued by VCP for each share issued by Aracruz, as described in the chart below.

Translation of the chart above:

Proposed interval of exchange ratios

DCF

Analysts’ opinion

EV/EBITDA 2008

Weighted average - 30 sessions

Weighted average - 45 sessions

Weighted average - 50 sessions

Ratio originally proposed

Interval proposed by the Committee

Based on such recommendations, the Committee expects to help VCP’s board of directors to determine the adequate exchange ratio taking into account the best interests of the Company’s shareholders.

José Luiz Osorio	Mailson F. da Nóbrega	Rogerio L. F. Werneck

Annex J

Rio de Janeiro, May 22, 2009

To the Board of Directors

of Aracruz Celulose S.A.

Rodovia Aracruz/Barra do Riacho

Km 25, s/no – Aracruz, ES

Ref.: Special Independent Committee – Final Report

Dear Sirs,

We submit to you the report prepared by this Committee, together with the report prepared by Banco Merrill Lynch de Investimentos S.A., within the scope of the proposed transaction of merger of shares issued by Aracruz Celulose S.A. into Votorantim Celulose e Papel S.A., for purposes of analysis in the meeting of the board of directors to be held on May 27, 2009.

We are at your disposal for any further clarifications you deem necessary.

Yours truly,

Eleazar de Carvalho Filho

José Pio Borges

José Roberto Mendonça de Barros

Recommendation Report of the Special Independent Committee

I – Introduction; Committee’s Activities

1. This special independent committee (“Committee”) was established in reliance upon the resolution taken by the board of directors of Aracruz Celulose S.A. (“Aracruz”) on April 6, 2009, with the purpose of analyzing the terms and conditions relating to the transaction for the merger of shares issued by Aracruz into Votorantim Celulose e Papel S.A. (“VCP”), in the manner announced on Aracruz’s material event notice (“Material Event Notice”) dated January 20, 2009 (“Transaction”), and submitting the Committee’s recommendations to Aracruz’s board of directors, in conformity with CVM Regulatory Opinion no 35, dated September 1, 2008 (“PO 35”).

2. The Transaction, which was subject to the analysis of this Committee, solely consists of the transaction of merger of shares issued by Aracruz into VCP, announced in item 3.6 of the aforesaid Material Event Notice. Any other transactions described in such material event notice, or thereafter announced, such as the transaction of acquisition of Aracruz’s control by VCP, the capitalization of Aracruz’s common shares in VCP and the conversion of shares were not analyzed by this Committee. Similarly, this Committee has not analyzed any drafts of the documents relating to the proposed Transaction. The Committee has analyzed any potential criteria used in the appraisal of the companies involved in the transaction of merger of shares and prepared a recommendation to be submitted to Aracruz’s board of directors.

3. The members of this Committee and the affiliates thereof render financial advisory and consulting services and any other services and activities to natural and legal persons. For purposes of rendering of the services described herein, each member of the Committee or one of the affiliates thereof has entered into a non-exclusive service rendering agreement with Aracruz, which provides for a compensation in consideration for the services rendered hereby, which compensation will be paid upon the delivery hereof. Aracruz, under the terms of the aforesaid agreement, has agreed to reimburse any expenses incurred and indemnify the members of the Committee in connection with any given circumstances arising out of the engagement thereof.

4. The members of the Committee and their affiliates could have rendered certain services to Aracruz, VCP and their respective affiliates in the past, and could also render services to Aracruz, VCP and their respective affiliates in the future. Notwithstanding the foregoing, each member of the Committee has confirmed to be, upon the engagement thereof and as of the date hereof, an independent member with respect to Aracruz and VCP, in conformity with the legislation in force.

5. The Committee, in order to support the performance of the Committee’s duties, has requested Aracruz to engage a financial advisor, that is, Banco Merrill Lynch de Investimentos S.A. (“Merrill Lynch”), and a legal advisor, that is, Pinheiro Neto Advogados (“Pinheiro Neto”). The Committee has verified that both Merrill Lynch and Pinheiro Neto (i) were, as of the engagement date, and are, as of the date hereof, independent members with respect to VCP, and (ii) are properly remunerated by Aracruz in consideration for the services rendered.

6. Within the scope of the duties thereof, the Committee has reviewed the documents deemed necessary for purposes of performance of the duties thereof.

7. The Committee has analyzed the prices and history of trading of Aracruz and VCP shares prepared by Merrill Lynch, compared financial information with similar information from other companies which shares are traded on stock exchanges, reviewed the financial terms and conditions relating to recent trading transactions carried out on the securities markets, and performed other studies and analysis, as deemed necessary.

8. Furthermore, the Committee (together with Merrill Lynch) held various meetings with the members of Aracruz senior management with respect to Aracruz’s past and current business, financial condition and future expectations, and in order to obtain any other information and documents necessary in connection with the analysis of the Transaction.

9. The Committee has also held meetings with a committee established by VCP in order to discuss the criteria for appraisal of the companies involved.

10. Upon analysis of the Transaction during the time and in reliance upon the information deemed necessary, and based on the appraisal reports prepared by Merrill Lynch (which copy is included in the Exhibit I hereto), this Committee has concluded that the Committee is prepared to complete the work and submit a recommendation to Aracruz’s board of directors, pursuant to item III below.

11. For the purposes hereof, the Committee has considered any and all financial, legal, regulatory, tax, accounting and other information submitted, reviewed or discussed by the Committee as accurate and sufficient. In this regard, the Committee has concluded that the Projections were prepared on reasonable basis in order to reflect the best estimate available and Aracruz management’s opinions. The Committee has also concluded that any and all governmental and regulatory authorizations necessary for the performance of the Transaction will be obtained without any adverse impacts on Aracruz or VCP. In addition, the Committee has not conducted any independent appraisal of the assets and liabilities (including the appraisal of any contingencies or undisclosed assets or liabilities) of Aracruz or VCP or any of the respective affiliates, and has not analyzed any appraisal in connection therewith. The Committee’s recommendation does not include any legal, regulatory, tax or accounting matters.

12. The Committee’s recommendation is mainly submitted in reliance upon current economic, monetary and market conditions, among others. The Committee assumes no responsibility in connection with the update or review of the recommendation contained herein based on circumstances, changes or developments occurred after the date hereof.

13. The recommendation contained herein is solely submitted in order to support and assist Aracruz’s board of directors with respect to the Transaction. This recommendation does not constitute a recommendation on the vote of any of Aracruz’s or VCP’s shareholders with respect to the Transaction or any other matter.

II – Summary of the Activities

14. The Committee was established on April 6, 209 in reliance upon a resolution taken by Aracruz’s board of directors. As of the establishment thereof (i) the Committee has held formal meetings on seven occasions and (ii) the members of the Committee have analyzed and discussed items relating to the services among each other or the legal and financial advisors on several other occasions.

15. The Committee has instructed and supervised the activities performed by Merrill Lynch and Pinheiro Neto. Specifically in what concerns the financial analysis, the Committee has requested Merrill Lynch to conduct a study containing any and all appraisal methods applicable to the Transaction and submit a critical comparative analysis of such methods. To the extent that the work was being prepared and improved, the Committee has held several meetings with Merrill Lynch to discuss alternatives to the criteria and methods adopted.

16. The primary analysis methods discussed were the regular ones adopted in connection with companies listed on stock exchanges: market prices of securities traded on Stock Exchange, equity value, discounted cash flow, multiples of comparable companies.

17. The Committee has also considered to be necessary the holding of a meeting with the independent committee established by VCP for purposes of discussion of the adequacy of certain appraisal criteria.

III – Discussion of Methods and Analysis

18. The Committee has originally discussed the methods normally adopted in connection with transactions of merger of shares and transactions that would be adequate for the appraisal of Aracruz and VCP taking into consideration the respective financial and operational conditions and the global pulp market and industry conditions as of that date.

19. Upon conclusion of initial discussions, the Committee has requested Merrill Lynch to prepare an analysis of the market price of the shares issued by Aracruz and VCP in accordance with the following appraisal criteria: (A) market value per share, calculated based on the multiples of comparable companies; (B) value of the shareholders’ equity per share, calculated based on the companies’ financial statements as of December 31, 2009; and (C) closing price of the preferred shares (in the case of Aracruz, Class B preferred shares) issued by the companies listed on the Bovespa, during the period subsequent to the disclosure of Aracruz’s debt value arising out of derivative transactions (prior to the beginning of the trading session held on November 4, 2008) and prior to the disclosure of the agreement entered into with Aracruz’s creditors and the exchange ratio proposed by VCP in connection with the merger of the shares (prior to the beginning of the trading session held on January 20, 2009).

20. It should be pointed out that the analysis of the market price of the shares based on the discounted cash flow method was analyzed and largely discussed. The Committee has concluded that any such appraisal criterion would give rise to results with substantial variations by virtue of a number of factors, such as the current global economic crisis and the lack of predictability of prices in the pulp market. In the case of Aracruz, the variations are even more substantial in view of the high leverage level deriving from the incremental debt. Notwithstanding the foregoing, we requested our financial advisors to prepare exercises for the analysis of the value of Aracruz shares based on the discounted cash flow method, in reliance upon the information provided and discussed with Aracruz’s management.

III.A. – Multiples of Comparable Companies

21. The analysis in reliance upon multiples of comparable companies has started with the determination of an universe of foreign and domestic companies listed in stock exchanges and which conduct operating activities similar to those conducted by Aracruz and VCP, it being understood that the following companies were selected for purposes of analysis: Domtar Corporation, International Paper Company, Grupo Empresarial ENCE S.A., Portucel - Empresa Produtora de Pasta de Papel S.A., Stora Enso Oyj, UPM-Kymmene Oyj, Suzano Papel e Celulose S.A., Klabin Celulose S.A. e Empresas CMPC S.A. (“Comparable Companies”).

22. It was discussed which multiple of corporate value would be adopted and decided to adopt the EV11/EBITDA. Thereupon, it was discussed the multiple calculation method, which was carried out as follows: (i) calculation of the enterprise value (“EV”) of each one of the Comparable Companies selected in reliance upon the respective market values: stock closing price as of May 8, 2009 of each of such companies multiplied by the respective total number of outstanding shares, added to the respective net debts and, if applicable, minority interests and any other adjustments obtained by means of the balance sheet as of December 31, 2008 of each one of the Comparable Companies; (ii) calculation of the EBITDA of the Comparable Companies estimated for 2009 and 2010, by using market estimates as of May 8, 2008 in connection with each Comparable Company; and (iii) calculation of the multiple of each company based on the EBITDA, by means of the ratio between EV and the EBITDA (EV/EBITDA 2009E and EV/EBITDA 2010E).

23. Finally, the intervals of values to be taken into consideration were discussed, based on the average ratios obtained both in connection with EV/EBITDA 2009E and EV/EBITDA 2010E, it being understood that the intervals of 9.0x to 10.0x for 2009 and 7x to 8x for 2010 were considered as adequate. Any such interval of multiples was applied on the EBITDA 2009E and EBITDA 2010E estimated in connection with Aracruz and VP, reaching the implied EV of each one of such companies. Thereafter, the net debt was deducted and, if applicable, minority interests and any other adjustments, reaching Aracruz and VCP equity value.

24. Upon the division of Aracruz and VCP equity value by the respective total number of outstanding shares of each company, it was possible to obtain Aracruz and

[1]	EV, or Enterprise Value, is calculated by means of the sum of (i) the company’s market value, and (ii) the respective net debt (if applicable, minority interests and other adjustments obtained by means of the balance sheet are also added).

VCP implied value per share. Finally, the implied price of each Aracruz share was divided by the implied price of each VCP share for purposes of determination of Aracruz and VCP exchange ratio. The result of the analysis indicated that, taking into account the EBITDA projections for 2009, the implied exchange ratio would be (i) 0.025 Aracruz share for each VCP share in connection with the 9.0x multiple; (ii) 0.0397 Aracruz share for each VCP share in connection with the 9.5x multiple; and (iii) 0.0520 Aracruz share for each VCP share in connection with the 10.0x multiple. Taking into account EBITDA projections for 2010, the implied exchange ratio would be 0.0537, 0.0692 and 0.0817 Aracruz share for each VCP share upon application of the 7x, 7.5x and 8.0x multiples, respectively.

25. The Committee concluded that, regardless of the fact that the projections of operating measurements, wherein EBITDA is included, are also affected by the current international crisis and low predictability of the industry, it being understood that any such impact could be maximized by Aracruz high level of indebtedness, as further described in section III.D below, any such method could be adopted for purposes of calculation of the exchange ratio. The adoption thereof is explained by the high liquidity of the shares issued by both companies, as described in item 32, and comprehensive coverage of research analysts. However, the results obtained by means of such analysis are substantially unfavorable to Aracruz as compared to the results obtained based on the Market Price Average Method, which caused the Committee to disregard any such method.

III.B. – Shareholders’ Equity per Share

26. The appraisal of Aracruz and VCP based on the shareholders’ equity method per share was developed in reliance upon the information as of December 31, 2008, as any such information is the most recent audited information available.

27. For purposes of appraisal of Aracruz equity value, the value of the shareholders’ equity recorded in Aracruz balance sheet as of December 31, 2008, audited by Deloitte Touche Tohmatsu, divided by the total number of Aracruz outstanding shares as of the same date, was adopted.

28. The same method was also adopted in connection with VCP, by using VCP balance sheet as of December 31, 2008, audited by Terco Grant Thornton, divided by the total number of VCP outstanding shares as of the same date.

29. Upon obtaining of the value of the shareholders’ equity per share in connection with Aracruz and VCP, the value of the shareholders’ equity per Aracruz share was divided by the value of the shareholders’ equity per VCP share, thereby resulting in the implied exchange ratio of 0.0466 Aracruz share for each VCP share.

30. Regardless of the exercise, the Committee similarly considers the analysis of the shareholders’ equity per share as less adequate for purposes of calculation of the exchange ratio, as any such method does not take into consideration any profitability and/or future result of both companies, solely constituting an accounting event in any given date.

III.C. – Average Market Prices

31. For purposes of appraisal of the exchange ratio based on the average market price method, the Committee considered the adoption of the prices of the preferred shares of both companies as the most adequate method, by virtue of the high level of liquidity thereof on the Bovespa. Accordingly, the closing prices of Aracruz Class B preferred share traded on the Bovespa under the trading symbol (symbol) ARCZ6 and VCP preferred share traded on the Bovespa under the trading symbol (symbol) VCPA4, both included in the Bovespa Index (IBovespa), IBrX and IBrX-50, were adopted.

32. The Committee has verified that both shares are highly liquid, the most liquid of the industry in Latin America, and are amongst the most liquids in the global industry, and are also included in the Ibovespa. In the period from January 2, 2009 to May 8, 2009, ARCZ6 and VCPA4 shares presented a daily average trading volume (liquidity measure) of R$35.3 million (approximately US$15.9 million and 15.2 million shares) and R$14.1 million (approximately US$6.3 million and 0.9 million shares), respectively, thereby representing, as of April 30, 2009, 0.6570% and 0.5205% of Ibovespa’s theoretical portfolio. If we take into consideration the common share (ARCZ3), the Class B preferred share (ARCZ6), both traded on the Bovespa, and the ADR (ARA symbol) traded on the New York Stock Exchange (NYSE) in the calculation of the volume, the daily average trading volume, for the period considered, totals US$22.7 million (16.0 million shares), and if we take into consideration VCP preferred share (VCPA4) and ADR (VCP symbol) traded on the NYSE, the average trading volume for the same period is US$12.6 million (1.8 million shares). There was no recent material change in the liquidity of Aracruz and VCP shares that could indicate that the method is not adequate. We compared the current market value of the shares against the market value in July 2007 (peak market value as of the beginning of 2007). It was possible to observe that, on average, Aracruz and VCP market values were reduced by 60%, which is consistent with other companies operating in the paper and pulp industry with shares traded on the stock exchange.

33. After discussions in connection with the period to be adopted for purposes of appraisal, we concluded that any period prior to November 4, 2008 would be inadequate for the appraisal under discussion, as the debt arising out of derivative transactions was not reflected in the price of Aracruz shares, whether due to the lack of knowledge on the potential risk (prior to September 25, 2008), or the lack of knowledge on the accurate value of any such debt (between September 25 and November 4, 2008).

34. The date of January 19, 2009, a Monday, prior to the morning of January 20, 2009, a Tuesday, the date of announcement of the agreement for merger of Aracruz shares into VCP, was then adopted for purposes of calculation. The exchange ratios, that is, the ratio between ARCZ6 and VCPA4 prices, during several different periods prior to January 20, 2009, were analyzed for purposes of comparison of results. The average exchange ratios were calculated for a continuous interval of 15 to 50 trading days prior to the aforesaid date. The period of 50 trading days was established for the end of the analysis period as any such 50-day period comprises the period from January 19, 2009 to November 4, 2008, a Tuesday, one day after the announcement of the acknowledgement of the debt relating to derivative transactions in the approximate value of US$2.1 billion. Accordingly, the exchange ratio band considered as adequate was the one involving the average exchange ratios calculated based on the closing prices amongst 15 to 50 trading sessions prior to the trading session carried out on January 20, 2009, which resulted in an interval of 0.1342 to 0.1473 Aracruz share for each VCP share.

35. For purposes of consistency test only, an adjustment to the price of Aracruz Class B preferred share (ARCZ6) prior to September 25, 2008 was carried out in order to reflect the loss deriving from derivative transactions. The first analysis developed was the calculation of Aracruz market value on daily basis by solely using the ARCZ6 share, that is, the ARCZ6 daily trading market price multiplied by the total number of Aracruz outstanding shares. Upon determination of Aracruz market value, the debt incurred in connection with derivative transactions in the value of US$2.13 billion, or R$4.65 billion, translated into Brazilian reais based on the exchange rate of R$2.18/US$ as of November 3, 2008 was deducted. The exchange ratio adjusted solely in connection with the debt incurred with derivative transactions, as explained above, for the period from January 2007 to September 25, 2008, is 0.1551 Aracruz share for each VCP share.

36. For purposes of supplementation of the consistency test, we deemed necessary to also consider, upon the increase of the leverage in excess of a solid capital structure, the reduction of the enterprise value by virtue of the increase of risk and debt cost. The prior analysis ignores any such effect and, therefore, a second analysis was developed also for purposes of the consistency test, by estimating the impact of the leverage risk on the enterprise value by means of adjustment criteria taken into consideration and deemed as adequate. Accordingly, any such effect was tried to be observed by means of ß (beta), which is considered as the company’s measure risk in relation to the market, and includes a business and a financial component. Beta corresponds to the coefficient of measurement of the non-variable risk to which an asset is subject, and indicates the correlation of the share returns with the market portfolio returns. By taking into consideration the impact of Aracruz incremental debt on beta, that is, by taking into consideration the increase in the company’s risk level arising out of the actual financial position, which was then undisclosed, the discount rate (capital cost) increases. Any such increase gives rise to an incremental reduction of the adjusted value per share (in accordance with the preceding paragraph), causing the exchange ratio to be more unfavorable to Aracruz. It should be pointed out that, for purposes of determination of the adjusted exchange ratio, we take into consideration an increase in the discount rate at the percentage rate of 1% (one percent), which we consider as conservative, resulting in the average adjusted exchange ratio, for the period from January 2007 to September 25, 2008, of 0.1239 Aracruz share for each VCP share.

III.D. – Discounted Cash Flow

37. Finally, we analyzed exercises carried out based on the discounted cash flow method. The analysis based on Aracruz discounted cash flow was carried out in reliance upon the Company’s balance sheet audited by Deloitte Touche Tohmatsu, as of December 31, 2008, and adopted Aracruz operating assumptions, which assumptions were prepared and/or reviewed by Aracruz’s management.

38. Annual projections in U.S. dollars, for the period from 2009 to 2023 (a period of 15 years) were prepared for purposes of evaluation of Aracruz based on the independent operation thereof. Therefore, it was assumed, on conservative basis, that the banks would have accepted the rescheduling of the debt arising out of derivatives based on the same terms and conditions announced on January 19, 2009, however, without the acquisition, by VCP, of Aracruz shareholding control, or the proposal of merger of shares. Any synergies, whether of operating, financial, tax or any nature, arising out of the merger into VCP, were also not taken into consideration.

39. It was possible to observe that, in the majority of the explicit projection periods, the generated cash flow is not sufficient to settle the mandatory debt repayments, that is, the company needs additional funds, it being understood that, for purposes of evaluation, it was assumed that Aracruz would be able to raise new funds, taking into consideration the fund raising rates of companies we deem as comparable.

40. Aracruz equity value was calculated by means of the sum of (i) the present value of forecast cash flows to equityholders (after payment of amortizations and debt interest), discounted by the cost of Aracruz equity (in real terms) to the base date of December 31, 2008 and (ii) the present value of the terminal value, discounted at the cost of equity to the base date of December 31, 2008.

41. No expansions of capacity were taken into consideration as, in the majority of the projected price scenarios, the company does not deleverage as necessary for purposes of implementation of the company’s large expansion projects.

42. The exercises of discounted cash flow demonstrated that the application of any such method for purposes of appraisal of Aracruz shares has the ability of producing results substantially different from each other, taking into account that the company’s leverage level causes the company to be highly susceptible to the assumptions used, as it was possible to verify based on the slight changes in the main variables used. The market value per Aracruz share varied from negative R$0.39 in the most unfavorable scenario to R$2.96 in the most optimistic scenario, it being understood that, in various of the scenarios evaluated, the value was negative, close to zero or slightly positive. Accordingly, as a result of the current scenario of global crisis, with heightened level of uncertainty with respect to the future prices of Aracruz products and inputs, the discounted cash flow method was considered as inadequate. Although any such scenario affects the industry as a whole, such scenario particularly affects the company with a high level of debt, such as Aracruz, causing the exercises carried out in reliance upon any such method to present, as described, a large variation of results and to be, therefore, ineffective as an analytical tool.

IV – Conclusions and Recommendation

43. After the adoption of the applicable measures and in reliance upon the analysis described above, and taking into consideration the Committee’s scope described in item I, the Committee decided to recommend the approval of the Transaction, as set forth below, to Aracruz’s board of directors.

44. The Committee understands that the appraisal methods based on the equity value and market multiples are inadequate for purposes of determination of the exchange ratio in connection with the Transaction, due to the reasons described in item III. In addition, the discounted cash flow method is particularly inadequate in the case under discussion.

In the current global crisis scenario, the heightened level of uncertainty with respect to the future prices of Aracruz products and inputs, although affecting the industry as a whole, particularly affects a company with high level of debt. This situation causes the evaluation of a potential schedule for future expansions to be particularly difficult. Upon consideration of all matters, any exercise carried out in reliance upon any such method in connection with the case under discussion results in a substantial variation of results and, therefore, is ineffective as an analytical tool.

45. Taking into account any such considerations, the most adequate method to be adopted in order to support the exchange ratio should be the market value of the shares issued by the respective companies, which present more liquidity on Bovespa, that is, VCP preferred shares (trading symbol (symbol) VCPA4) and Aracruz Class preferred shares (trading symbol (symbol) ARCZ6).

46. With respect to the period to be taken into consideration in connection with the exchange ratio, we understand that any period that includes trading sessions carried out between September 25, 2008 and November 4, 2008 is inadequate. In this period, the market was aware that Aracruz had incurred significant losses arising out of derivative transactions but the precise value of the debt was not disclosed to the market. Any such fact caused the pricing of the shares by the market participants based on the assumptions of any such company to be difficult.

47. Much worse would be the adoption of periods prior to September 25, 2008, in which period the potential risk of derivative transactions was not known by the market.

48. The Committee also considers as inadequate the adoption of any period including the trading sessions carried out after January 19, 2009, taking into consideration that, in any such period, VCP had disclosed a proposed exchange ratio in connection with the Transaction. The pricing of Aracruz shares by the market was supported by VCP pricing, multiplied by the exchange ratio, as stated in various research reports, once again not reflecting Aracruz assumptions.

49. Therefore, the Committee understands that any exchange ratio including a statistically substantial number of trading sessions within the period subsequent to the disclosure of Aracruz debt value (prior to the beginning of trading in the market on November 4, 2008) and prior to the disclosure of the completion of trading with banks and the proposed exchange ratio in connection with the Transaction ((prior to the beginning of trading in the market on January 20, 2009) is satisfactory. Consequently, any average exchange ratios calculated based on the closing prices among 15 to 50 trading sessions prior to the trading session carried out January 20, 2009, resulting in an interval between 0.1342 and 0.1473, would be adequate.

50. We conclude that the greater the number of trading sessions (between the period from November 4, 2009 and January 19, 2009, including) the more significant could be the result. For this reason, the proposed exchange ratio could correspond to the average daily exchange ratios of VCPA4 and ARCZ6, taking into consideration the closing prices of the 50 trading sessions preceding the trading session carried out January 20, 2009, that is, 0.1384 VCP share for each Aracruz share. However, the proposed exchange ratio in connection with the Transaction is included within the adequate interval.

The foregoing constitutes the unanimous recommendation of the Committee.

Rio de Janeiro, May 22, 2009

Eleazar de Carvalho Filho

José Pio Borges

José Roberto Mendonça de Barros

Annex K

São Paulo, July 17 2009.

To

The Board of Directors

of Aracruz Celulose S.A.

Rodovia Aracruz/Barra do Riacho

Km 25, s/nº - Aracruz, ES

Ref.: Special Independent Committee – Supplementary Report

Dear Sirs:

Please find attached supplementary report prepared by this Committee, in connection with the Stock Swap Merger of Aracruz Celulose S.A. with Votorantim Celulose e Papel S.A.

Please do not hesitate to contact us should you need any further clarification.

Yours truly,

Eleazar de Carvalho Filho

José Pio Borges

José Roberto Mendonça de Barros

Supplementary Report of Recommendations from the Special Independent Committee

1. Considering the announced change in the conditions applicable to the Transaction,1 and in response to express request from the Aracruz’s board of directors (“Board”), this Committee hereby submits to the Board this report (“Supplementary Report”), which is in supplementation of the report of recommendation from the Independent Specific Committee dated May 22, 2009 (“Report”). Capitalized terms and not otherwise defined in this Supplementary Report shall have the meanings ascribed thereto in the Report. This Supplementary Report is subject to the provisions in paragraph 13 of the Report.

2. On 30 May 2009, the shareholders of VCP approved the conversion of all nominative preferred (“PN”) shares of VCP into nominative common shares (“ON”), at the 1 PN share /0.91 ON share ratio. As a result of said conversion having occurred prior to the Stock Swap Merger of Aracruz with VCP, and since so similar conversion took place in relation to Aracruz,2 the Board commissioned an assessment by this Committee of the effects of such events on the 0.1347 exchange ration previously approved by the Board, considering that the exchange ratio to be used in the stock swap merger of Aracruz with VCP will involve PN shares in Aracruz and ON shares in VCP.

3. Within the scope of the works related to this Supplementary Report, the Committee met to assess the impact of the aforesaid events on the 0.1347 exchange ratio that had been approved by the Board for use in the exchange of PN shares in Aracruz for PN shares in VCP within the scope of the Stock Swap Merger of disclosed in the Material Fact communication of 20 January 2009 (“Material Fact”).

4. The 0.1347 exchange ratio was approved by the Board on 1 June 2009, supported by recommendation from the Specific Committees of Aracruz and VCP which were set up to comply with the Guideline Report No. 35 issued by CVM. The recommendation from the Aracruz Committee in the Report related to an exchange ratio of PN shares in Aracruz for PN shares in VCP.

5. Our assessment started with an analysis of several conversions of PN shares into ON carried out by major Brazilian companies listed on the São Paulo Stock Exchange. The list of companies analyzed included: Perdigão S.A., Embraer – Empresa Brasileira de Aeronáutica S.A., Banco do Brasil S.A., Eternit S.A., Indústrias Romi S.A., Cia Hering, WEG S.A., Iochpe Maxion S.A. and Magnesita Refratários S.A.

6. Thereafter, we reviewed the conversion ratios between PN and ON proposed by those companies, with conversions ranging from 1 PN share for each 0.78 to 1.00 ON share. This range applied to the exchange ratio recommended by the Committee for the Transaction, i.e., 0.1342 to 0.1473 (as per the Report) results in an adjusted range of 0.1047 to 0.1473 ON share in VCP for each PN share in Aracruz.

7. In reviewing the amount assigned to the ON shares (based on the proposed conversion ratio of PN into ON and the average price in the past 30 days of the PN shares prior the conversion announcement), in the transactions referred to in item 5, those ON shares, in most of the conversions, were valued at a premium as compared to their market value, which further supports the suggested existence of premiums for the ON shares in the conversion transactions.

8. An additional review was also performed of the relation of market prices between ON and PN stock in companies listed on the São Paulo Stock Exchange which ON and PN shares trade thereon. From that host of information, the most liquid companies with minimum daily trade volumes higher than R$5.0 million from 2 January 2009 through 15 July 2009 were singled out and the following group of companies resulted: Vale S.A., Banco Bradesco S.A., Usinas Siderúrgicas de Minas Gerais S.A., Gerdau S.A., Centrais Elétricas S.A. - Eletrobrás, Brasil Telecom Participações S.A., Petrobrás S.A. and Tele Norte Leste Participações S.A. Based on that same period of time, we determined that, on average, PN shares trade at 0.90 of the ON shares price, confirming the theory that the market adds premium for ON shares in companies which ON and PN shares trade with a certain degree of liquidity.

[1]	The possibility of this change had already been anticipated in the Material Fact communication dated 1 June 2009 and was confirmed in the Announcement to the Market of 10 July 2009 and by the Meeting of the Board of Directors of 14 July 2009.
[2]	As a result of the lack of a quorum and the resolution passed by the Board to submit to the consideration of a shareholders’ meeting to be held the reversal of resolution passed at the Shareholders’ Meeting of 30 May 2009 about the conversion of preferred shares into common shares in Aracruz. The Committee assumes the shareholders’ meeting will approve such reversal, since VCP holds the majority of votes in the Aracruz’s capital.

9. In view of the foregoing, it is this Committee’s opinion that any multiplier within the conversion range of 0.78 to 1.0 as used in previous material transactions is suitable in lieu of the 0.1347 exchange ratio previously established for PN shares in Aracruz, in exchange for ON shares in VCP.

This is this Committee’s unanimous recommendation.

São Paulo, 17 July 2009.

Eleazar de Carvalho Filho

José Pio Borges

José Roberto Mendonça de Barros

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

Neither the laws of Brazil nor the registrants’ constitutive documents provide for indemnification of directors and officers. However, the registrants’ directors and officers and certain of their controlling persons benefit from insurance against civil liabilities, including civil liabilities in connection with the registration, offering and sale of the securities.

Exhibits and Financial Statements

Exhibits

The following documents are filed as exhibits to the registration statement.

Exhibit Number	Description
2.1	Protocol and Justification of Stock Swap Merger of Aracruz Celulose S.A. with Votorantim Celulose e Papel S.A., dated July 21, 2009—English translation, included as Annex C to the prospectus.—English translation.

3.1	Bylaws (Estatuto Social) of Votorantim Celulose e Papel S.A.—English translation.

3.2	Bylaws (Estatuto Social) of Aracruz Celulose S.A.—English translation.

4.1	Form of Second Amended and Restated Deposit Agreement by and among Votorantim Celulose e Papel S.A. , Citibank, N.A. as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder.

4.2	Form of Amended and Restated Deposit Agreement among the Aracruz Celulose S.A., Citibank N.A. as Depositary and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

5.1	Form of Opinion of Motta, Fernandes Rocha Advogados regarding the common shares of Votorantim Celulose e Papel S.A.

8.1	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to U.S. tax matters.

8.2	Form of Opinion of Motta, Fernandes Rocha Advogados as to Brazilian tax matters.

10.1	Investment Agreement, dated January 19, 2009, among Votorantim Celulose e Papel S.A., Votorantim Investimentos Industriais, BNDES Participações and Votorantim Participações S.A. —English translation.

10.2	Form of Shareholders’ Agreement, Annex 3.1.10 to the Investment Agreement, dated January 19, 2009, among Votorantim Celulose e Papel S.A., Votorantim Investimentos Industriais, BNDES Participações and Votorantim Participações S.A. —English translation.

10.3	Exchange Agreement, dated September 19, 2006, by and between Votorantim Celulose e Papel S.A. and International Paper Investments (Holland) B.V.

10.4	Strategic Business Agreement, dated as of August 6, 2007, between Oji Paper Co., Ltd. and Votorantim Celulose e Papel S.A.

10.5	Share Purchase Agreement, dated January 19, 2009, among Votorantim Celulose e Papel S.A., the Families (as defined therein) and Votorantim Investimentos Industriais—English translation.

10.6	Share Purchase Agreement, dated March 5, 2009, among Votorantim Celulose e Papel S.A., Joseph Yacoub Safra, Moise Yacoub Safra and Votorantim Investimentos Industriais—English translation.

Exhibit Number	Description
10.7	Private Instrument of Protocol and Justification of total spin-off of Ripasa S.A. Celulose e Papel, dated October 1, 2008—English translation.

10.8	Export Prepayment Facility, dated as of May 13, 2009 among Aracruz Trading International Ltd., Aracruz Celulose S.A., Alicia Papéis S.A., Aracruz Celulose S.A. (U.S.A.), Inc., the Lenders defined therein, Deutsche Bank Trust Co. Americas, The Bank of New York Mellon, and BNY Mellon Serviços Financeiros Distribuidora de Titulos e Valores Mobiliários S.A.

10.9	Quota Purchase and Sale Agreement, dated October 7, 2009, between Protisa do Brasil Ltda. and Aracruz Celulose S.A.

21.1	List of subsidiaries of Votorantim Celulose e Papel S.A.

21.2	List of subsidiaries of Aracruz Celulose S.A., included in the Annual Report on Form 20-F of Aracruz Celulose S.A. for the year end December 31, 2008, included as Annex B to the prospectus.

23.1	Consent of PricewaterhouseCoopers Auditores Independentes.

23.2	Consent of Deloitte Touche Tohmatsu Auditores Independentes.

23.3	Consent of Baker Tilly Brasil – ES Auditores Independentes Ltda.

23.4	Consent of Banco Bradesco BBI S.A.

23.5	Consent of Banco Merrill Lynch de Investimentos S.A.

23.6	Consent of Skadden, Arps, Slate, Meagher & Flom LLP.

23.7	Consent of Motta, Fernandes Rocha Advogados, included in Exhibits 5.1 and 8.2.

24.1	Powers of attorney of certain officers and directors of Votorantim Celulose e Papel S.A., included in the signature page.

99.1	Form of Letter of Transmittal.

99.2	Valuation Report of Shareholders’ Equity at Market Prices of Votorantim Celulose e Papel S.A. by KPMG Corporate Finance Ltda.—English translation, included as Annex D to the prospectus.

99.3	Valuation Report of Shareholders’ Equity at Market Prices of Aracruz Celulose S.A. by KPMG Corporate Finance Ltda.—English translation, included as Annex E to the prospectus.

99.4	Valuation Report of Shareholders’ Equity at Book Value of Aracruz Celulose S.A. by Baker Tilly Brasil—ES Auditores Independentes Ltda—English translation, included as Annex F to the prospectus.

99.5	Presentation of Banco Merrill Lynch de Investimentos S.A., included as Annex G to the prospectus.

99.6	Presentation of Banco Bradesco BBI S.A.—English translation, included as Annex H to the prospectus.

99.7	Minutes of the Meeting of the Board of Directors of Votorantim Celulose e Papel S.A., dated June 1, 2009—English translation.

99.8	Minutes of the Meeting of the Board of Directors of Aracruz Celulose S.A., dated June 1, 2009—English translation.

99.9	Minutes of the Meeting of the Board of Directors of Votorantim Celulose e Papel S.A., dated July 21, 2009—English translation.

99.10	Minutes of an Extraordinary Meeting of the Board of Directors of Aracruz Celulose S.A., dated July 14, 2009—English translation.

Exhibit Number	Description
99.11	Recommendation Report of the Independent Advisory Committee of Votorantim Celulose e Papel S.A., dated May 25, 2009—English translation, included as Annex I to the prospectus.

99.12	Final Recommendation Report of the Independent Advisory Committee of Aracruz Celulose S.A., dated May 22, 2009—English translation, included as Annex J to the prospectus.

99.13	Supplementary Report of the Independent Advisory Committee of Aracruz Celulose S.A., dated July 17, 2009—English translation, included as Annex K to the prospectus.

99.14	Summary Minutes of the Continued Extraordinary General Meeting of Shareholders of Aracruz Celulose S.A., dated August 26, 2009—English translation.

99.15	Summary Minutes of the Continued Extraordinary General Meeting of Shareholders of Votorantim Celulose e Papel S.A., dated August 26, 2009—English translation.

99.16	Minutes of the Meeting of the Fiscal Council of Votorantim Celulose e Papel S.A., dated July 21, 2009, at 3:00 p.m.—English translation.

99.17	Minutes of the Meeting of the Fiscal Council of Votorantim Celulose e Papel S.A., dated July 21, 2009, at 4:00 p.m.—English translation.

99.18	Minutes of the Meeting of the Fiscal Council of Aracruz Celulose S.A., dated July 21, 2009—English translation.

There are omitted from the exhibits filed with this registration statement certain other instruments and agreements with respect to our long-term debt, none of which represent indebtedness in a total amount that exceeds 10% of our total consolidated assets. We hereby agree to furnish to the Commission copies of any such omitted instruments or agreements as the Commission requests.

Schedules

None required.

Undertakings

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrants undertake that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, shall be filed as a part of an amendment to the registration statement and shall not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in clause (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertake to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(f) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São Paulo, Brazil, on October 28, 2009.

VOTORANTIM CELULOSE E PAPEL S.A.

By:	/S/ CARLOS AUGUSTO LIRA AGUIAR
Name:	Carlos Augusto Lira Aguiar
Title:	Chief Executive Officer

VOTORANTIM CELULOSE E PAPEL S.A.

By:	/S/ MARCOS GRODETZKY
Name:	Marcos Grodetzky
Title:	Executive Officer of Treasury & Investor Relations

VOTORANTIM CELULOSE E PAPEL S.A.

By:	/S/ EVANDRO CÉSAR CAMILLO COURA
Name:	Evandro César Camillo Coura
Title:	Executive Officer of Controllership & Risk Management

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, Evandro César Camillo Coura and Osvaldo Ayres Filho, and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on October 28, 2009 in the capacities indicated:

Name	Title

/S/ CARLOS AUGUSTO LIRA AGUIAR Carlos Augusto Lira Aguiar	Chief Executive Officer

/S/ MARCOS GRODETZKY Marcos Grodetzky	Executive Officer of Treasury & Investor Relations

/S/ EVANDRO CÉSAR CAMILLO COURA Evandro César Camillo Coura	Executive Officer of Controllership & Risk Management

/S/ JOSÉ LUCIANO DUARTE PENIDO José Luciano Duarte Penido	Chairman of the Board of Directors

/S/ JOÃO CARVALHO DE MIRANDA João Carvalho de Miranda	Vice Chairman of the Board of Directors

/S/ RAUL CALFAT Raul Calfat	Director

/S/ ALEXANDRE SILVA D’AMBROSIO Alexandre Silva D’Ambrosio	Director

/S/ WANG WEI CHANG Wang Wei Chang	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Votorantim Celulose e Papel S.A., has signed this registration statement in the city of New York, New York, on October 28, 2009.

PUGLISI & ASSOCIATES

By:	/S/ DONALD J. PUGLISI
Name:	Donald J. Puglisi
Title:	Managing Director